Form 20-F
period 2003-12-31
HANSON PLC
filed 2004-02-26
CIK 1265725

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File Number 333-109672

HANSON PLC
(successor to Hanson Building Materials Limited)
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)
1 Grosvenor Place
London SW1X 7JH, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares of £0.10 each	New York Stock Exchange*
5.25% Notes due 2013**	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
**	Issued by Hanson Australia Funding Limited, an indirect wholly owned subsidiary of the Registrant, and guaranteed as to certain payments by the Registrant.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

 Ordinary Shares of £0.10 each.      736,968,849

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES       NO

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17       ITEM 18

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended December 31, 2003 of Hanson PLC (the “2003 Form 20-F”). Reference is made to the Cross reference to Form 20-F table on page 106 hereof (the “Form 20-F Cross reference table”). Only (i) the information in this document that is referenced in the Form 20-F Cross reference table and (ii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 (File No. 333-98517) and Registration Statements on Form S-8 (File Nos. 33-15028, 333-13968, 333-14022 and 333-14024) and any other documents, including documents filed by Hanson PLC pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2003 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

Hanson PLC Annual Report and Form 20-F 2003

Hanson

Building a whole world

This is Hanson

24:00
01:00
02:00
03:00
04:00
05:00
06:00
07:00
08:00
09:00
10:00
11:00
12:00
13:00
14:00
15:00
16:00
17:00
18:00
19:00
20:00
21:00
22:00
23:00
24:00
04:00
California
Oregon
Mexico
Washington
06:00
Alabama
Arkansas
Illinois
Louisiana
Mississippi
Oklahoma
South Dakota
Tennessee
Texas
05:00
Arizona
New Mexico
07:00
Florida
Georgia
Indiana
Kentucky
Maryland
Michigan
New Jersey
New York
North Carolina
Ohio
Ontario
Pennsylvania
Quebec
South Carolina
Virginia
12:00
United Kingdom
13:00
Belgium
Czech Republic
France
Germany
Spain
The Netherlands
14:00
Israel
19:00
Thailand
20:00
Hong Kong
Malaysia
Singapore
Western Australia
21:30
Northern Territory
South Australia
22:00
Canberra
New South Wales
Queensland
Tasmania
Victoria
World Standard Times

Contents

1	Financial highlights
2	Chairman and Chief Executive’s
overview
4	Description of business

8	Operating and financial review
Review of operations
	12	North America
	17	UK
	22	Australia
	24	Continental Europe & Asia
	26	Financial review
31	Corporate responsibility
32	Board of Directors

33	Report of the Directors
38	Independent auditors’ reports
39	Remuneration report
45	Risk factors
47	Consolidated profit and loss account
48	Balance sheets
49	Consolidated cash flow statement
50	Statement of total recognised
gains and losses
Reconciliation of movements
in shareholders’ funds
51	Accounting policies
54	Notes to the accounts
95	UK GAAP selected financial data
96	US GAAP selected financial data
97	Investor information
100	Ancillary information
104	Definitions
105	Glossary of terms and US equivalents
106	Cross reference to Form 20-F
107	Hanson – the key facts
ibc	Shareholder contact information

A Scheme of Arrangement (the “Scheme”) was approved by shareholders of Old Hanson on September 19, 2003, subsequently approved by the Court on October 13, 2003 and became effective on October 14, 2003. Under the Scheme shareholders in Old Hanson received, in substitution for each of their ordinary shares of £2 in nominal value in Old Hanson, one ordinary share of 10p in nominal value in New Hanson, following a reduction in the nominal capital of New Hanson approved by the Court on October 20, 2003 and effective from October 21, 2003.
For the purposes of producing the Annual Report and Form 20-F of New Hanson, unless otherwise expressly specified (a) references to the Company and its subsidiaries or Hanson and its subsidiaries, or the group, refer to Old Hanson and its subsidiaries up to the close of business on October 14, 2003, the effective date of the Scheme (the “Scheme Effective Date”) and New Hanson (including Old Hanson) and its subsidiaries from that time to December 31, 2003 and (b) references to Hanson or the Company are to Old Hanson up to and including the close of business on the Scheme Effective Date and to New Hanson as from that time. At the Scheme Effective Date New Hanson had no business assets.
Solely for the convenience of the reader, the Annual Report and Form 20-F contains translations of certain amounts in pounds sterling (“£”) or pence (“p”) into US dollars (“US dollars” or “$”) or cents (“c”). The translations of pounds sterling and pence to US dollars and cents appearing in the Annual Report and Form 20-F have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Bank of New York (the “noon buying rate”) on the date of the information so translated. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. On February 17, 2004 the noon buying rate was $1.90 per £1. For additional information on exchange rates between the pound sterling and the US dollar, see “Exchange Rates” on page 100 of the Annual Report and Form 20-F.
Each of Hanson, Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia, Hanson Continental Europe and Marine and Hanson Asia Pacific (as such expressions are referred to in the Annual Report and Form 20-F) is either a holding company or divisional entity, and does not itself carry out any of the business activities described under “Business Overview” on page 100 of the Annual Report and Form 20-F.
The market, industry and product segment data contained in the Annual Report and Form 20-F have been taken from industry and other sources available to Hanson in the relevant jurisdictions and, in some cases, adjusted based on relevant management’s knowledge of the industry. Hanson has not independently verified any third-party market information. Similarly, while Hanson believes its internal estimates are reliable, they have not been verified by independent sources.
Some of the information included in the Annual Report and Form 20-F, including documents incorporated by reference, are, or may be deemed to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (United States). Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results and developments to differ materially from future results and developments expressed or implied by such forward-looking statements. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meanings in discussion of future operating or financial performance. Such factors include, but are not limited to, those set out or referred to in “Risk Factors” on page 45 of the Annual Report and Form 20-F and those set out in note 27 of the notes to the accounts of the Annual Report and Form 20-F. Hanson does not undertake any obligation to update or revise publicly such forward-looking statements. All written, oral and electronic forward-looking statements attributable to Hanson or persons acting on behalf of Hanson are expressly qualified in their entirety by this cautionary statement.

Back to Contents

Around the clock, Hanson people are working to produce materials that help to build the communities we live in.

Around the world, our business structure is divided into four regions:

Hanson North America, Hanson UK, Hanson Australia and Hanson Continental Europe & Asia, but our culture and our employees are unified by core values and responsibilities.

Our strategy is to focus on heavy building materials. Our goal is to create value for our shareholders.

Financial highlights

£3,956.5m	£394.2m	£306.4m	£319.7m
Turnover	Operating profit*	Operating profit	Profit before taxation*
(including joint-ventures and associates)		(including joint-ventures and associates)

32.7p	16.95p	34.6%	£942.2m
Earnings per share*	Dividend per share	Gearing	Net debt

Summary statistics for the year ended December 31, 2003
	2003	2002	2001

Turnover (including joint-ventures and associates)	£3,956.5m	£4,000.5m	£4,179.4m

Operating profit*	£394.2m	£433.3m	£463.5m

Operating profit (including joint-ventures and associates)	£306.4m	£345.7m	£272.2m

Profit before taxation*	£319.7m	£350.3m	£351.0m

Net debt	£942.2m	£1,169.9m	£1,429.7m

Gearing	34.6%	44.0%	52.5%

Earnings per share*	32.7p	35.1p	33.3p

Earnings per share	24.4p	25.4p	37.9p

Operating cash flow	£536.5m	£585.9m	£625.5m

Free cash flow (operating cash flow after interest and taxation)	£454.2m	£479.3m	£445.2m

Dividend per share	16.95p	15.40p	14.00p

Year to December 31, 2003
	*	Including joint-ventures and associates and before exceptional items

Financial highlights	1

Back to Contents

Chairman and Chief Executive’s overview

2003 was a challenging year for Hanson, with difficult trading conditions in North America and the UK plus US dollar weakness and increased pension costs. Turnover (including joint-ventures and associates) was £3,956m, marginally below the prior year of £4,000m. Profit before taxation and exceptional items of £320m was 8.7% below last year after charging reorganisation costs of £11m.

Operations in the UK, Australia and Continental Europe & Asia reported continuing trading profit* ahead of last year. Group operating profit* was down 9.0% to £394m with the major influences being US dollar weakness and an increase in pension costs of £26m. In 2003 we continued to generate substantial operating cash flow of £537m (£586m, £626m). Interest cover on operating profit (before exceptional items and goodwill amortisation) remains strong, confirming our solid financial position (see page 26 for details).

Reorganisation
Seeking maximum operating efficiency to counteract increased cost pressures and to improve margins, in June we changed our business structure and the management of some of our principal operating units. This streamlining has made us more responsive to market conditions. The executives now responsible for our businesses have an average of over 20 years of Hanson and sector knowledge, indicating the depth of experience within the group. Cost reduction will continue.

Corporate development
In 2003, disposal proceeds totalled £132m. In line with our strategy of expanding in our core products and markets, we reinvested £153m in acquisitions. Most of the activity was in the USA where the largest acquisition was of the aggregates producer, Better Materials, for $152m (£93m). Six other acquisitions were also completed in the USA. Elsewhere, we acquired a quarry in Spain and aggregates and ready-mixed concrete operations in Australia. We also completed a joint-venture of our Australian cement interests. We will continue to make bolt-on acquisitions in line with our strategy while securing the mineral reserves necessary for long-term growth.

We have disposed of non-core or underperforming operations. During the year we completed the sale of our cement and ready-mixed concrete operations in Texas. We sold our ready-mixed concrete business in Singapore and made a small asset exchange in the USA. We also made various disposals in India, Indonesia and Germany.

Capital expenditure during the year was £208m, 45.4% above the prior year. Approximately half of this is directed towards margin enhancing projects that are intended to deliver efficiency, cost or revenue benefits.

Asbestos
We continue to provide regular updates on the number of asbestos claims made against the group, the most recent being our preliminary results announcement issued on February 19, 2004. Whilst the number of claims made against the group has continued to rise, as anticipated, the net cost of resolving asbestos claims after insurance was $4m ($4m, $1m). Further detail on the asbestos claims against certain of our US subsidiaries and the remaining insurance cover available is set out on pages 28 and 29 and in note 27 of the notes to the accounts of the Annual Report and Form 20-F.

Dividend
The Board recommends a final dividend of 11.95p (10.85p) per share – see the investor information section for payment details. This, together with the interim dividend paid last September, makes a total of 16.95p (15.4p) for the year, a 10.1% increase. In line with the group’s progressive dividend policy, future dividend payments will reflect a balance between our strong cash flow and the strategy to grow the business through further capex and acquisitions.

Corporate governance
Our good reputation is one of our most valuable assets. This requires open accounting, communicating with the communities in which we operate and full commitment to health and safety and environmental standards.

Outlook
With the start of the key UK and US trading season still some months away, the current outlook for

*including joint-ventures
and associates and
pre-exceptional items

2	Chairman and Chief Executive’s overview

Back to Contents

12:09GMT
A view from Hanson PLC head office, London, UK.

Christopher Collins, Chairman, left. Alan Murray, Chief Executive, right. Jonathan Nicholls, Finance Director, centre.

2004 is broadly positive in each of the four regions. Translated profits will again be affected by US dollar weakness. Nevertheless, a more resilient trading environment in the USA, price increases, a newly restructured US management team and ongoing cost reduction measures across the group should ensure a return to growth.

In the group’s principal market, North America, market conditions have improved over the past six months and this provides a good base for 2004. First half comparisons in the USA are anticipated to be stronger, given the poor conditions experienced at the start of last year. The second half may be influenced by the speed of implementation of SAFETEA, where any extended delay could have implications for the current outlook.

The UK outlook is dependent on the Government’s housing and infrastructure initiatives helping to raise activity levels and overcome the impact of higher pension costs. In other major markets, Australia and Spain look set to enjoy another strong year, while Asia’s performance should improve thanks to higher prices.

Hanson has many strengths – our cash flow through the business cycles, our focus, our people, our assets and our market positions. We will continue to increase our investment in capital equipment to improve productivity. In addition, we will progress our successful programme of bolt-on acquisitions in our key markets and products while continuing to provide investors with dividend growth.

Chairman and Chief Executive’s overview	3

Back to Contents

Description of business

16:03GMT 10:03Local Hanson North America, Grand Prairie pressure pipe factory, Texas, USA.

11:15GMT Hanson UK, Tilmanstone brick factory, Kent, UK.

4	Description of business

Back to Contents

Description of business continued

01:41GMT 11:41Local Hanson Australia, Wolffdene hard rock quarry, Brisbane, Queensland, Australia.

07:38GMT 15:38Local Hanson Continental Europe & Asia, delivery from Putrajaya ready-mixed concrete plant, Kuala Lumpur, Malaysia.

Group structure

North America	UK	Australia	Continental Europe & Asia

Hanson Aggregates North America Hanson Building Products North America	Hanson Aggregates UK Hanson Building Products UK	Hanson Australia	Hanson Continental Europe & Marine Hanson Asia Pacific

Description of business	5

Back to Contents

Description of business continued

Hanson is one of the world’s leading building materials companies. We are the largest producer of aggregates – crushed rock, sand and gravel – and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world, with over 28,000 employees (including joint-ventures and associates) and operations in 16 countries.

Hanson products are fundamental to the fabric of our world. They are used in a variety of construction products, from schools, hospitals and offices to roads, tunnels and bridges.

The fundamentals of our strategy, which is reviewed annually by the Board, remain unchanged. We will continue to focus on developing and improving our core products, with the intention of delivering long-term value for our shareholders. We will operate internationally in selected markets which we believe have good long-term prospects. Our aim is to establish strong local market positions through bolt-on acquisitions and capital investment with strict investment criteria. We will continue to look at ways to reduce operating costs and increase efficiency, enhance our long-term mineral reserves and share best practice and management expertise across the group.

General development of business
In 1996 a decision to demerge the business into four separate companies was taken. Imperial Tobacco, The Energy Group and the US chemicals business, Millennium, subsequently became quoted companies in their own right. Hanson’s strategy was to change from a diversified industrial conglomerate into a focused heavy building materials business. The major building materials companies remaining within Hanson were ARC, Hanson Brick and Cornerstone.

From 1997-2000 Hanson management undertook the substantial changes required to deliver the new strategy. The remaining non-core businesses were sold. Considerable sums were spent on acquisitions to build up the existing businesses and capital investment in plant upgrades was stepped up to improve efficiency and reduce costs. Early in 1999, to highlight the fact that Hanson was now a unified company, the names of all the operating companies were changed to Hanson. ARC became Hanson Quarry Products Europe; Cornerstone – Hanson Building Materials America and Hanson Brick – Hanson Bricks Europe. The Company’s business in south east Asia was Hanson Pacific.

Acquisitions continued, particularly in the USA, and the Company became a global player with the acquisition in May 2000 of the Australian construction materials business, Pioneer International.

In January 2002 Hanson created an integrated building materials business in Europe by combining its quarry products and brick operations into a new division called Hanson Building Materials Europe (HBME).

As part of its objective of streamlining administration, reducing overheads, improving customer service and with an aim to make the existing group more responsive to market conditions, Hanson restructured its trading operations in June 2003 into four identifiable trading regions: Hanson North America (41.9% of 2003 continuing turnover), Hanson UK (30.1% of 2003 continuing turnover), Hanson Australia (13.6% of 2003 continuing turnover), and Hanson Continental Europe & Asia (14.4% of 2003 continuing turnover). Whilst this restructuring did not indicate any change in Hanson’s overall strategy, it did reinforce a continued focus on its core values of cost and margin control, together with disciplined and proactive growth via capital expenditure and bolt-on acquisitions.

North America
Prior to June 2003, Hanson’s North American operations were organised into five groups operating across the USA, as well as in Mexico and the Canadian provinces of Ontario and Quebec. As part of the simplification of the North American structure, the North American operations have been reorganised into two new operating groups, Hanson Aggregates North America and Hanson Building Products North America, with a corporate office in Neptune, New Jersey.

6	Description of business

Back to Contents

Description of business continued

(a) Hanson Aggregates North America
Hanson Aggregates North America, headquartered in Dallas, Texas produces aggregates, asphalt, cement and ready-mixed concrete and has over 400 operating locations throughout the USA.

(b) Hanson Building Products North America
Hanson Building Products North America, headquartered in Dallas, Texas, is divided into two sub-groups, Pipe & Products and Brick & Tile. Pipe & Products, also headquartered in Dallas, produces concrete pipes, related drainage products and precast concrete products for the US and Canadian markets and has over 80 production facilities throughout the USA and Canada. Brick & Tile, with its headquarters in Charlotte, North Carolina, produces clay bricks for the US and Canadian markets from its principal manufacturing plants in Canada, Texas, and the Carolinas as well as having roof tile plants in Florida, California, Texas and Arizona.

UK
Prior to June 2003, HBME, the group’s European trading arm, was divided into two divisions, European Aggregates and UK Building Products. As a result of the simplification of the European structure, HBME ceased to exist from June 30, 2003. Under the new structure, Hanson reports as two groups in the UK, Hanson Aggregates UK and Hanson Buildings Products UK. These two divisions constitute a significant part of what was HBME, with the remaining part consisting of the marine and continental European aggregates operations now forming a sub-group of Continental Europe & Asia region.

(a) Hanson Aggregates UK
Hanson Aggregates UK produces aggregates, ready-mixed concrete and asphalt in the UK. In addition, Hanson Aggregates UK is a partner in a number of joint-venture companies in the UK, the most significant of which is Midland Quarry Products Limited, owned jointly with a member of the Tarmac group of companies.

(b) Hanson Building Products UK
Hanson Building Products UK is the former UK Building Products division of HBME.

Hanson Building Products UK supplies bricks, concrete pipes, manholes, blocks, flooring, precast concrete and packed aggregates products throughout the UK.

Australia
Hanson Australia is a major supplier of construction materials to the Australian market, focusing on aggregates and ready-mixed concrete. Hanson Australia has national coverage in Australia with a presence in metropolitan and major regional centres. There was no change to the corporate structure of Hanson Australia in the June 2003 group reorganisation.

Hanson Australia’s other major interests include (i) its 25% share in Cement Australia Holdings Pty Ltd, jointly owned with Rinker Group Ltd and Holcim Ltd, which operates cement plants in New South Wales, Tasmania and Queensland, and (ii) Pioneer Road Services Pty Ltd, jointly owned with Shell Australia Ltd, which operates as an asphalt and contracting business.

Continental Europe & Asia
Hanson Continental Europe & Marine (“HCEM”) and Hanson Asia Pacific make up Hanson’s operations in the rest of the world. HCEM is the former Continental European trading division of HBME with various aggregates, ready-mixed concrete and asphalt operations in Spain, the Czech Republic, the Netherlands, Belgium, France, Germany and Israel. Included within HCEM are Hanson’s European marine dredging operations which, through a wholly owned subsidiary and United Marine Holdings Limited, a joint-venture with a member of the Tarmac group of companies, supply sea-dredged aggregates to the UK, Belgium, the Netherlands and France. Prior to June 2003, Hanson Asia Pacific was known as Hanson Pacific. There was no change to the corporate structure of Hanson Pacific in the June 2003 group reorganisation. Hanson Asia Pacific operates in the south east Pacific region, principally in Malaysia, Hong Kong, Thailand and Singapore.

Mineral reserve base bn tonnes based on worldwide proven reserves at December 31, 2003

North America	8.3

UK	1.3

Australia	0.7

Continental Europe & Asia	1.6

Group total	11.9

We estimate that Hanson has approximately 50 years of proven reserves at current production levels which demonstrates the sustainable nature of both our profit stream and the cash generative nature of our assets.

Proven reserves, as defined by The Listing Rules of the Financial Services Authority, are those measured reserves of which detailed technical and economic studies have demonstrated that extraction can be justified at the time of determination. On this basis we estimate that Hanson has 11.9bn tonnes of proven reserves which we believe are economically viable. The majority of these reserves are planned although some reserves have yet to receive planning consent.

Description of business	7

Back to Contents

Operating and financial review

23:41GMT 15:41Local Carroll Canyon hard rock quarry and ready-mixed concrete plant, California, USA.

Impact of currency movements

	2003 results	2002 results (as reported)	Impact of exchange from 2002 to 2003	2002 results (at 2003 exchange rates)	2001 results (as reported)	Impact of exchange from 2001 to 2003	2001 results (at 2003 exchange rates)	Constant currency 2003 v 2002	Constant currency 2003 v 2001

	£m	£m	£m	£m	£m	£m	£m	%	%

Continuing turnover
North America‡	1,607.1	1,627.7	(121.1)	1,506.6	1,724.2	(197.1)	1,527.1	6.7	5.2

UK	1,153.0	1,094.0	–	1,094.0	1,006.6	–	1,006.6	5.4	14.5

Australia	522.3	439.3	42.7	482.0	376.9	39.3	416.2	8.4	25.5

Continental Europe & Asia	552.5	571.6	6.3	577.9	603.5	(9.7)	593.8	(4.4)	(6.9)

Group total	3,834.9	3,732.6	(72.1)	3,660.5	3,711.2	(167.5)	3,543.7	4.8	8.2

‡Currency movements reflect both US dollar and Canadian dollar impact

8	Operating and financial review

Back to Contents

Operating and financial review continued

Introduction
For the first time within the Annual Report and Form 20-F, we have included additional information required by the Securities and Exchange Commission (SEC) from public companies listed in the USA. Previously this information was contained within a separate document – Form 20-F. As a result of this change, we are required to include certain comparative information for two years, rather than one.

The following information compares the group’s results for the year ended December 31, 2003 with our results for the year ended December 31, 2002, then compares our results for the year ended December 31, 2002 with those for the year ended December 31, 2001. Comparative amounts are provided in brackets, with the first number referring to 2002 and the second to 2001.

We prepare our results in accordance with Generally Accepted Accounting Principles (GAAP), as applied in the UK, and comply with UK Companies Act requirements. UK GAAP reporting is the basis for the core information contained in this report. We are also required to present a reconciliation of profit prepared under UK GAAP to net income as adjusted to accord with US GAAP. This, together with reconciliations of shareholders’ equity, earnings per share and an explanation of the key differences between UK and US GAAP, is contained in note 33 to the accounts of the Annual Report and Form 20-F.

In the financial statements, newly acquired businesses are only treated as acquisitions in the financial period in which they are purchased. For instance, the results of a business which was acquired on December 1, 2002 will not be disclosed as being from an acquisition in the year ended December 31, 2003. This makes it hard for our investors to differentiate the underlying performance of businesses which we have fully integrated in the group, from the results of newly acquired businesses. To help the reader to understand this impact, in the review of operations, operations are described as acquisitions in the first 12 months of Hanson ownership and heritage refers to businesses that the group has owned for more than 12 months. We believe that this definition of acquisitions and heritage operations and the related discussion of volumes, prices and margins assists the reader in understanding the group’s performance by helping to isolate the performance of the underlying core businesses from the results of recently acquired businesses. The above definitions are also aligned with how local management analyse their own businesses.

The group has operations in 16 countries and approximately 50% of our profits are generated in North America. Results of overseas operations are translated at the average rates of exchange against sterling in the year. Changes in exchange rates and in particular the US dollar can have a significant impact on the group’s sterling translated results, making it difficult to interpret the underlying trends of our businesses. Management therefore internally assesses the impact of currency movements on the group’s profits. In order to assist the reader in interpreting the effect that currency has had on Hanson’s sterling translated results, the group’s 2002 and 2001 results have been presented in the table below, after restating them at the equivalent 2003 average exchange rates. This analysis is referred to as ‘constant currency’ reporting.

Free cash flow is a non-GAAP liquidity measure comprising net cash flow arising from operating activities, after deducting cash flows from returns on investments and servicing of finance and taxation. The measure includes all cash flows required by FRS1, before those in respect of capital expenditure and financial investments. We believe that this measure clarifies to the reader the cash flows over which the group is able to exercise discretionary spend on items such as acquisitions, capital expenditure and dividends for our shareholders and it is a measure that management uses internally to analyse the business’ liquidity position. Free cash flow is reconciled to net cash inflow from operating activities on page 26 of the operating and financial review.

In the years presented in these financial statements, the group has reported a number of exceptional items, totals of which are clearly identified on the face of the profit and loss account. Most of these are non-cash in nature in the year in which they occur, including impairment charges and the increase in the group’s asbestos provision reported this year; they are also

*including joint-ventures and associates and pre-exceptional items

Impact of currency movements

	2003 results	2002 results (as reported)	Impact of exchange from 2002 to 2003	2002 results (at 2003 exchange rates)	2001 results (as reported)	Impact of exchange from 2001 to 2003	2001 results (at 2003 exchange rates)	Constant currency 2003 v 2002	Constant currency 2003 v 2001

	£m	£m	£m	£m	£m	£m	£m	%	%

Continuing trading profit†
North America‡	197.8	258.9	(18.9)	240.0	302.9	(35.1)	267.8	(17.6)	(26.1)

UK	118.0	116.3	–	116.3	107.1	–	107.1	1.5	10.2

Australia	50.0	24.0	2.3	26.3	3.9	0.4	4.3	90.1	1,062.8

Continental Europe & Asia	44.5	38.2	0.2	38.4	42.6	(1.3)	41.3	15.9	7.7

Group total	410.3	437.4	(16.4)	421.0	456.5	(36.0)	420.5	(2.5)	(2.4)

Operating exceptional items, central and other#	(103.9)	(91.7)	–	–	(184.3)	–	–	–	–

Operating profit (including joint-ventures and associates)	306.4	345.7	–	–	272.2	–	–	–	–

†Before exceptional items
‡Currency movements reflect both US dollar and Canadian dollar impact
#Includes operating exceptional items, property and other income, central expenses and discontinued operations.
 These are analysed in notes 1 and 5 of the notes to the accounts of the Annual Report and Form 20-F.

Operating and financial review	9

Back to Contents

Operating and financial review continued

non-trading in nature and are required to be separately disclosed under UK GAAP. Management believes that to present the results of the group in the most meaningful way, items of an exceptional nature should be identified and disclosed separately, to enable users of our financial information to have a better understanding of our underlying businesses’ performance. The group analyses its own results in this way. Exceptional items are explained further below.

Scheme of Arrangement and share capital reduction
In October 2003, a scheme of arrangement and share capital reduction were implemented in order to increase the parent company’s distributable reserves and provide additional balance sheet flexibility for the future. The introduction of the new holding company is reflected in these accounts and more detail of the Scheme can be found in the Report of the Directors and in note 19 of the notes to the accounts of the Annual Report and Form 20-F.

Turnover
Turnover in the year (including joint-ventures and associates) totalled £3,956.5m, a decrease of 1.1% over 2002 (£4,000.5m, £4,179.4m). Group turnover from continuing operations (including joint-ventures and associates) was £3,834.9m (£3,732.6m, £3,711.2m), an increase of 2.7% over 2002, with 2003 acquisitions contributing £64.2m and movement in the US dollar accounting for a £123.6m reduction.

Operating profit
Operating profit (including joint-ventures and associates) before exceptional items fell by £39.1m to £394.2m (£433.3m, £463.5m). Trading conditions have remained tough in our key North American and UK markets this year and two additional factors have had a significant impact on the group’s profit: the translation impact of the weakening US dollar (explained on page 9) and the increase in the group’s pension charge. The move from surplus to deficit in the main UK and US pension schemes in 2002 has resulted in a £26.2m increase in the pension charge.

We have benefited from the geographical diversity of our operations, with a strong performance from our Australian business partially offsetting weaker trading conditions in parts of our North American and UK markets. We are addressing these difficult conditions in our core markets by targeting cost savings, operational efficiency and price improvements. Reorganisation costs of £10.6m have been incurred in our North American and UK businesses, which we expect to yield annual savings totalling approximately £17.0m in 2004 and £28.0m by 2005.

The segmental analysis in note 1 of the notes to the accounts of the Annual Report and Form 20-F provides a detailed breakdown of the group’s profit. A description of the contribution from our four divisions is set out in this section.

Impact of currency movements
Approximately half of the group’s operating profit (pre-exceptional items) is generated in North America. The US dollar rate that we use to translate the group’s North American revenues and profits into sterling moved from $1.50 in 2002 to $1.63 in 2003, with a substantial effect on the group’s reported sterling profits. The table on page 9 illustrates the impact of currency on the group’s results, showing the effect on the group’s trading profit by restating its 2002 and 2001 profits at the 2003 exchange rate.

The movement in our 2003 sterling group operating profit* compared to 2002 includes an adverse currency variance of £16.4m, of which £19.4m relates to the movement in the US dollar.

Exceptional or non-recurring items
Exceptional items include items classified as both operating and non-operating exceptional items under UK GAAP. Operating exceptional item charges totalled £87.8m (£87.6m, £191.3m). These consist largely of impairments to the carrying value in respect of US and Asian assets, reflecting, in part, a more cautious outlook for these assets in the medium term. Non-operating exceptional item charges totalled £94.9m (profit of £11.0m, profit of £115.7m). £76.6m of this amount relates to an increase in the group’s

*including joint-ventures and associates and pre-exceptional items

US$/£ exchange rate
December 1997 – December 2003

US$/£ exchange rate – last day of each quarter
December 1997 – December 2003

	1997	1998	1999	2000	2001	2002	2003

March		1.6746	1.6143	1.5953	1.4217	1.4240	1.5807

June		1.6685	1.5763	1.5139	1.4064	1.5243	1.6502

September		1.6994	1.6469	1.4785	1.4697	1.5726	1.6614

December	1.6475	1.6638	1.6117	1.4938	1.4554	1.6016	1.7902

10	Operating and financial review

Back to Contents

Operating and financial review continued

asbestos provision. The disposal of the group’s Singapore ready-mixed concrete operations resulted in a loss on disposal of £20.1m.

The exceptional tax credit was £71.8m, excluding the release of £50.0m from the tax provision no longer deemed necessary following a review of outstanding tax issues. Post tax exceptional items amounted to a loss of £60.9m (loss of £71.4m, profit of £33.7m).

Cash flow
The group’s cash flow remains strong. This maintains our ability to grow the business by investing in both bolt-on acquisitions, which increases our presence in our local markets, and by investing in capital projects. Cash flow remains the group’s greatest strength and is, in our view, the best indicator of the group’s performance each year.

In 2003 operating cash flow was £536.5m (£585.9m, £625.5m). This has enabled us to increase our investment in plant and equipment as well as continuing our programme of bolt-on acquisitions. Capital expenditure increased by 45.4% to £208.2m (£143.2m, £161.4m) representing 121.1% of depreciation. We continue to invest in both cost saving and expansionary projects to enhance performance and reduce operating costs.

We invested £153.2m (£152.7m, £57.8m) in new businesses in the year. The majority of the investment was on US aggregates operations and, in line with our strategy, we intend to focus on value-adding bolt-on acquisitions that enhance existing operations in our key markets. Despite investment totalling £361.4m in the group’s future growth, offset by disposals of £156.5m, and a contribution of £74.0m into our main pension schemes, net debt reduced during the year by £227.7m, to £942.2m (£1,169.9m, £1,429.7m), reflecting both the strong cash flows generated in the year and the beneficial effect of translating the group’s US dollar denominated debt into sterling.

Performance
The return on operating capital employed generated by the group in 2003 was 9.7% down from 10.2% in 2002. This reflects the reduction in operating profit discussed in the Annual Report and Form 20-F.

When evaluating investments, either acquisitions or investment in plant and machinery, the group requires projects to generate returns in excess of its weighted average cost of capital. The successful implementation of our strategy should improve the returns achieved.

In US dollars, Hanson North America continuing trading profit* decreased by 16.9% to $322.9m ($388.8m, $436.3m). In the USA it was a year of two distinct halves for aggregates and concrete products. Poor weather adversely affected demand in the first half. This was followed by a catch up in the second half with volumes recovering from September onwards. Heritage aggregates volumes for the year were 2.2% ahead of 2002 with prices 0.5% ahead. Northern California continued to be difficult for aggregates and cement.

Hanson UK increased continuing trading profit* by 1.5% to £118.0m (£116.3m, £107.1m). In the UK, the continuing strength of the housing market resulted in increased demand for our brick operations but this was partially offset by heritage volume declines of 3.5% in aggregates, 1.7% in asphalt and 1.2% in ready-mixed concrete. Price increases were achieved in all products.

Hanson Australia had an excellent year with an increase in continuing trading profit* of 108.3% to £50.0m (£24.0m, £3.9m). Demand in Australia remains robust. Selling price increases have been achieved in aggregates and ready-mixed concrete of 15.7% and 10.7% respectively. Heritage aggregates volumes declined 2.3% in 2003 whilst heritage ready-mixed concrete volumes were 2.3% ahead of 2002. There was also a strong performance from the building products division. Increased selling prices of 5.8% were achieved on higher heritage volumes.

Hanson Continental Europe & Asia enjoyed a strong performance and increased continuing trading profit* by 16.5% to £44.5m (£38.2m, £42.6m). In Continental Europe all businesses performed ahead of 2002. In Asia strong year on year improvements were delivered by Malaysia and Thailand whilst Hong Kong and Singapore were impacted by reduced volumes and selling prices.

*including joint-ventures and associates and pre-exceptional items

Hanson share price 2003
pence

Hanson share price 2003 – last trade of each month
pence

January	February	March	April	May	June

262.00	297.75	308.25	350.50	353.00	337.75

July	August	September	October	November	December

366.00	412.50	381.25	408.00	405.50	410.25

Operating and financial review	11

Back to Contents

Operating and financial review continued
Review of operations – North America

00:35GMT
16:35Local
Hanson North America, Carroll Canyon hard rock quarry and ready-mixed concrete plant, California, USA.

20:21GMT
15:21Local
Hanson North America, Raleigh hard rock quarry, North Carolina, USA.

The Grande at Santa Fe Place, California
In October 2003 Hanson batched and delivered a California record breaking 10,378 cubic metres of ready-mixed concrete in only 10 hours. The ready-mixed concrete is the foundation for a 39 story condominium project built by Bosa Development. Seven Hanson batch plants produced the ready-mixed concrete and 258 trucks were used to deliver the product. The October pour topped the previous record of August 2002, in which Hanson batched and delivered 12,889 cubic yards (9,854 cubic metres) in 12 hours. Both pours were for Bosa’s twin condominium towers across from the San Diego bay.

San Francisco – Oakland Bay Bridge, California
Hanson is providing the majority of the aggregates and cement for the multi-billion dollar San Francisco – Oakland Bay Bridge project. The project includes an 11,000 feet long cable suspended bridge and a slightly shorter precast segmental bridge, known as the Skyway project. The foundation elements of these structures require some of the largest pile driving equipment ever used and huge demands for high performance ready-mixed concrete mixtures. Construction of the nearly two mile long Skyway portion of the new East Span is an epic undertaking. At $1.04bn, it is the largest construction contract ever awarded by Caltrans, the Department of Transportation for California and nothing like it has ever been built in a seismic zone.

12	Operating and financial review Review of operations – North America

Back to Contents

Operating and financial review continued
Review of operations – North America

18:18GMT
12:18Local
Hanson North America, Grand Prairie pressure pipe factory, Texas, USA.

15:06GMT
10:06Local
Hanson North America, Aldershot brick factory, Ontario, Canada.

Aldershot brick plant, Ontario
The Aldershot brick plant is the ‘jewel in the crown’ of Hanson Brick in North America. Located just outside Toronto, it was designed to replace an ageing facility whose clay reserves were exhausted. Commissioned at the end of 2001 at a total investment of C$63m it had its official opening in the spring of 2002. It is the largest single brick production facility in North America producing high quality bricks. The plant impact on the bottom line has also been significant with a better than expected unit cost performance. The additional capacity has been a significant advantage to our sales teams in a very strong market; where Hanson Brick has managed to consistently meet the demands of its customers.

Operating and financial review Review of operations – North America	13

Back to Contents

Operating and financial review continued
Review of operations – North America

2003 results compared to 2002
In 2003, renewed emphasis on capital expenditure and our bolt-on acquisition programme, together with a reorganisation of our aggregates business, have been the focal points for Hanson North America.

Continuing turnover was £1,607.1m which was 1.3% below the prior year of £1,627.7m. Hanson North America’s reported results were impacted significantly this year by the weakening of the US dollar, and whilst continuing turnover in 2003 in sterling was behind last year, in constant currency 2003 continuing turnover was 6.7% above the prior year. Similarly continuing trading profit* of £197.8m was £61.1m below the prior year, although in constant currency this reduction was £42.2m below the prior year. Acquisitions contributed £10.8m. Trading margins have decreased from 15.9% to 12.3%. Weakness in California, a key market for Hanson, was a major contributor to this decline, together with a £24.0m increase in pension charges and provisions of £9.3m, including £6.9m relating to the aggregates reorganisation.

Capital expenditure increased by 28.0% to £101.9m. 53.0% of this spend related to cost saving and business enhancement projects and further key projects have been identified in both the Aggregates and Building Products divisions for the medium term. We also spent £132.0m on acquisitions this year, the most significant of which was Better Materials Inc., an integrated aggregates and asphalt producer in Pennsylvania and New Jersey.

In June 2003 we announced a major reorganisation of our aggregates operations. This involved combining the three existing businesses, Aggregates East, Aggregates West and Aggregates Central into one national business, Hanson Aggregates North America, based in Dallas. Although the reorganisation is still in progress, significant overhead and operational synergies are targeted which are expected to result in annualised savings of $30.0m by January 2005. We expect $17.0m of synergies in 2004 from the reorganisation of our aggregates businesses. We have made a provision of $11.2m at year end to cover the associated redundancy and related costs.

As in 2002, aggregates volumes in 2003 were affected in the first half of the year by severe weather conditions but were much improved in the second half. Performance in the Building Products division was better than that in Aggregates. This was based on a more stable demand pattern for building products, aided by the buoyant residential market, and strong demand in Texas for concrete products, particularly in the second half. Heritage volume increases in Building Products of between 2.0% and 6.1% were achieved in major product lines.

Aggregates
Continuing trading profit* for Hanson Aggregates North America was down £45.3m to £87.2m. In constant currency the decline was 28.5% on the prior year. This included a £18.9m reduction in trading profit from our Californian operations, together with an increase in costs associated with the reorganisation of £6.9m and additional pension charge of £14.1m.

Heritage aggregates volumes increased 2.2% to 133.4m tons. Regional demand patterns varied, with strong demand in Arizona, southern Texas, and the south east offset by continued weakness in northern California. In the north east we experienced strong demand in Pennsylvania in the second half as weather patterns were favourable, and we also benefited from increased state project work in Indiana and Kentucky in the mid west. However, depressed industrial and commercial markets and reduced highway contract letting had an adverse impact on all product lines in Ohio and New York.

As a result of a net volume decline in the last two years, aggregates pricing remained very competitive, particularly in the south east and mid west.

*including joint-ventures
and associates and
pre-exceptional items

North America by division year to December 31, 2003

		2003		2002	2001

	£m	% change	£m	% change	£m

Continuing turnover
Aggregates	951.4	(0.7)	958.2	(10.0)	1,064.7

Building Products	655.7	(2.1)	669.5	1.5	659.5

Total	1,607.1	(1.3)	1,627.7	(5.6)	1,724.2

Continuing trading profit†
Aggregates	87.2	(34.2)	132.5	(23.5)	173.1

Building Products	110.6	(12.5)	126.4	(2.6)	129.8

Total	197.8	(23.6)	258.9	(14.5)	302.9

Trading margin	12.3%		15.9%		17.6%

†Before exceptional items

14	Operating and financial review Review of operations – North America

Back to Contents

Operating and financial review continued
Review of operations – North America

Heritage price increases of just 0.5% overall were achieved. Aggregates volumes picked up significantly in the last quarter of 2003 and this increased demand, together with good backlogs should leave us well placed as we enter 2004.

Demand for ready-mixed concrete and asphalt was more robust in the west than it was in the north east. Overall ready-mixed concrete volumes were marginally down. Although we saw some gains in Texas and San Diego, declines were experienced in our New York operations due to lack of state projects. Asphalt demand was also strong in San Diego, but again significant declines in New York resulted in reduced total heritage volumes of 8.7%.

Market conditions in California remained tough throughout 2003, particularly in the northern part of the state. In the San Francisco Bay area we were unable to recover increased operational costs in our imported and marine dredged aggregates operations. Demand for cement in northern California was flat year on year but we saw significant price reductions of 4.1% this year. We also implemented two shut downs as a result of increasing inventory levels stemming from reduced demand.

Arizona proved to be a robust market for the aggregates division with a 36.7% growth in trading profit of £2.9m. Volume increases were also achieved in aggregates (4.4%), ready-mixed concrete (10.0%) and asphalt (465.9%), including the benefit of increased capacity for the latter this year.

Building Products
2003 was a good year for our manufacturing division. Underlying heritage gains were achieved in both the Pipe & Products and Brick & Tile businesses, although headline trading profit of £110.6m decreased by £15.8m, principally due to an adverse exchange impact of £8.3m and increased pension charge of £9.9m. The main drivers of the earnings improvements were strong concrete pipe volumes in Texas, due to a large pressure pipe project for the City of Dallas, and an enhanced performance from our Canadian brick operations.

Underlying trading profit for Pipe & Products decreased by 1.3% to £91.0m, although in constant currency, trading profit for Pipe & Products increased by 7.3% as the division enjoyed a very strong second half to the year driven by significantly increased shipments in Texas in both gravity and pressure pipe. Acquisitions contributed £2.8m and total heritage volumes increased by 2.0%. Heritage prices were marginally down by 0.1%, which includes the effect of changes in product mix, while unit costs declined by1.4% in 2003, reflecting management’s continued focus on cost performance. As a result, overall margins increased by 0.5%.

The performance of Brick & Tile was also very satisfactory. In constant currency, underlying heritage profits increased by 5.4% to £31.3m in 2003 despite the absorption of a £0.8m increase in natural gas costs. The division enjoyed consistently healthy demand throughout the year, although there were some regional variations. Strongest demand was experienced in Canada where our new Aldershot brick plant has increased production to an annualised rate of over 170m bricks. Volumes in the north were up by 0.9% and price increases ahead of inflation were achieved based on continued strong demand for new houses in Greater Toronto, Ottawa and Quebec. Mixed demand patterns were experienced elsewhere although all are compared with the very high base experienced in 2002. Production performance was good as the Brick & Tile business continues to benefit from the new unified approach. A number of significant capital projects have been identified that should further enhance operational efficiency in 2004.

2002 results compared to 2001
In 2002, continuing turnover from our North American operations was £1,627.7m, which was 5.6% below the prior year of £1,724.2m. Continuing trading profit* of £258.9m in 2002 was 14.5% below the £302.9m generated in 2001, with the exchange effect being £12.5m. In dollar terms, therefore, the decrease was 10.8%. Significant pricing benefits were offset by the effect of lower volumes on fixed operating costs, whilst the depletion of the highly profitable Radum quarry in California also had a major impact on the trading result for 2002 compared with the prior year.

*including joint-ventures
and associates and
pre-exceptional items

North America by division year to December 31, 2003

		2003		2002	2001

	$m	% change	$m	% change	$m

Continuing turnover
Aggregates	1,553.1	7.9	1,438.8	(6.2)	1,533.5

Building Products	1,070.3	6.5	1,005.3	5.8	949.9

Total	2,623.4	7.3	2,444.1	(1.6)	2,483.4

Continuing trading profit†
Aggregates	142.3	(28.5)	199.0	(20.2)	249.3

Building Products	180.6	(4.8)	189.8	1.5	187.0

Total	322.9	(16.9)	388.8	(10.9)	436.3

Trading margin	12.3%		15.9%		17.6%

†Before exceptional items

Operating and financial review Review of operations – North America	15

Back to Contents

Operating and financial review continued
Review of operations – North America

Aggregates
Continuing trading profit* for the division was £132.5m compared to £173.1m in 2001. This was due to an 11.5% fall in volumes in 2002 across all of North America’s aggregates regions as conditions in the commercial market deteriorated and fiscal constraints on state infrastructure spending began to take effect. Margins were supported by limiting spending early in 2002 in response to the anticipated fall in demand. Against this background, prices came under pressure in the second half, although the headline figure for 2002 showed an increase of 3.0% compared with 2001. Heritage ready-mixed concrete shipments were down 4.6%, but improved margins just offset the volume declines to result in an earnings increase compared to 2001.

Building Products
Continuing trading profit* for the division was £126.4m compared to £129.8m in 2001. In the Pipe & Products division continuing trading profit* fell by 4.8% to £92.5m, including acquisitions. Although heritage volumes in this division fell 5.7%, prices increased 2.7% in declining markets. In 2002, pressure pipe declined from a record year in 2001, due mainly to lower volumes and the delay of a major project in Dallas. The acquisitions of Centennial in Canada in 2001 and Choctaw in the south eastern United States in 2002 made an important contribution, increasing overall volumes by 12.7% in 2002. Continuing trading profit* from the Brick & Tile division improved by 4.0% to £33.9m compared to 2001, benefiting from the demand for housing in 2002 and leading to record margins. Despite a 1.8% decline in volumes and the effect of reorganisation costs, brick unit margins increased slightly, reflecting higher prices. The decline in volumes in 2002 was primarily due to the sale of a brick plant in Mississippi and production difficulties at some of the division’s operations, which were overcome.

Outlook
The outlook for 2004 is for stable demand, with positive recent economic indicators tempered by some uncertainty associated within the timing of SAFETEA, the proposed successor to TEA-21. Any prolonged delay in this renewal and consequential deferral in state spending could potentially affect the second half for both of our North American divisions. The outlook for residential demand remains encouraging and any reduction in housing starts should not have a significant impact on our operations in 2004. There are no signs of any major increases in the industrial and commercial markets in the short-term.

*including joint-ventures
and associates and
pre-exceptional items

North America year to December 31, 2003

				Volume		Price

	Actual	Actual	2003	2002	2003	2002

	Imperial	Metric	% change	% change	% change	% change

Aggregates† (mt)	141.8 (mT)	128.7	8.7	(11.5)	0.5	3.0

Asphalt (mt)	4.5 (mT)	4.1	10.6	(11.0)	3.6	3.3

Cement (mt)	1.7 (mT)	1.5	(0.1)	2.6	(4.1)	(1.7)

Ready-mixed concrete (mm3)	5.3 (my3)	4.1	(0.8)	(4.6)	1.4	1.7

Bricks (bn)	1.4	1.4	1.7	(1.8)	0.6	0.4

Concrete products(mt)	3.7 (mT)	3.4	6.0	12.7	(0.1)	2.7

Information includes Hanson’s share of joint-ventures and associates and is based on continuing volumes and heritage selling prices.
* Includes marine dredged aggregates
(mt) = millions of tonnes
(mT) = millions of short tons

16	Operating and financial review Review of operations – North America

Back to Contents

Operating and financial review continued
Review of operations – UK

12:40GMT
Hanson UK,
Criggion hard rock quarry,
Shropshire, UK.

A2/M2
The A2/M2 project, completed last summer, involved all of our UK divisions – marine aggregates, construction projects, building products, aggregates and Premix. The scheme involved widening 17km of the A2 and M2 including construction of a new bridge over the River Medway. Material supplies included 450,000 tonnes of asphalt, 100,000 cubic metres of Premix concrete and £160,000 worth of Omnia bridge decking. Limestone for the asphalt came from Whatley quarry via Dagenham depot and marine dredged sand and gravel for the ready-mixed concrete was supplied from Frinsbury and Dagenham wharves.

Operating and financial review Review of operations – UK	17

Back to Contents

Operating and financial review continued
Review of operations – UK

09:11GMT
Hanson UK,
Hoveringham floors and
precast concrete works,
Nottinghamshire, UK.

15:02 GMT
Hanson UK,
Great Billing asphalt plant,
Northamptonshire, UK.

18	Operating and financial review Review of operations – UK

Back to Contents

Operating and financial review continued
Review of operations – UK

UK 2003 results compared with 2002
The UK business units have experienced mixed trading conditions during the year. Continuing turnover of £1,153.0m was 5.4% above 2002. Continuing trading profit* of £118.0m, represents a 1.5% improvement on the prior year. Trading margins have decreased from 10.6% to 10.2%.

The UK Aggregates division saw a decline in continuing trading profit* for the year. Demand for drystone and sand and gravel was down, principally due to particularly poor weather at the start of the year, reduced infrastructure activity, especially in the south, and the substitution of low grade aggregates with material that does not attract the Aggregates Levy.

The UK Building Products division delivered an improved continuing trading profit* for the year. Strong demand for bricks, increased selling prices for all products, good acquisition earnings and strong cost control were the underlying drivers for the improvement.

Aggregates
UK Aggregates continuing turnover of £832.1m was 0.3% above 2002. Continuing trading profit* decreased by 2.4% to £77.5m. Reduced volumes and the inclusion of £3.7m of reorganisation costs in 2003 were the main drivers for the profit decline. Trading margins decreased from 9.6% to 9.3%.

Heritage volume for aggregates, whilst recovering in the second half of the year, declined 3.5% in total on the prior year. Product demand for drystone in the south of England and Wales was down as a result of reduced infrastructure activity and the substitution of aggregates not subject to the Aggregates Levy. Demand in the north, however improved, albeit on smaller volumes.

Heritage asphalt volumes ended 1.7% down on last year. The full year decline is almost exclusively in the south, due to a combination of reduced market demand and the completion of several major contracts.

Heritage ready-mixed concrete volumes declined 1.2% on last year. The decline was in line with a fall in the total market.

Despite volume pressures in all products, selling prices have continued to move forward during the year with total aggregates prices increasing 2.4%, asphalt 3.3% and ready-mixed concrete 1.2%.

During 2003 we stepped up our investment in the business with an increase in capital expenditure of 119.0% to £46.2m. As well as increasing investment in our aggregates operations, major capital expenditure has been committed for our asphalt operations to reduce the cost base and increase efficiency.

The unit has also recently announced a programme focusing on both cost reduction and efficiency improvement measures with a view to increasing the overall trading margins. A £3.7m reorganisation charge to full year continuing trading profit* has been taken and a benefit of approximately £7.0m is anticipated during the course of 2004, rising to approximately £10.0m in 2005.

Building Products
Continuing turnover of £320.9m for UK Building Products was 21.2% above 2002. The division has continued to deliver an improved performance with continuing trading profit* increasing 9.8% to £40.5m. Trading margins have declined from 13.9% to 12.6% primarily as a result of the expansion of the packed products business. Strong product demand aided by price improvements and continued cost containment were the main factors contributing to the improved continuing trading profit performance.

Strong underlying demand for housing continued, with demand from new build and repairs, maintenance and improvement sectors increasing.

The brick business delivered a very good performance for the year with volumes, prices, continuing trading profit* and trading margins ahead of last year. Strong market demand led to a heritage brick volume increase of 3.4%. National stock levels are at a 15 year low with a small amount of imports used to supplement the increased market demand. Selling prices improved 5.2% for the year. Refurbishment of kilns and the increased use of robotics to reduce manual handling continue, which should lead to increased production output and lower operating costs going forward.

*including joint-ventures
and associates and
pre-exceptional items

UK by division year to December 31, 2003

		2003		2002	2001

	£m	% change	£m	% change	£m

Continuing turnover
Aggregates	832.1	0.3	829.2	8.3	765.3

Building Products	320.9	21.2	264.8	9.7	241.3

Total	1,153.0	5.4	1,094.0	8.7	1,006.6

Continuing trading profit†
Aggregates	77.5	(2.4)	79.4	5.3	75.4

Building Products	40.5	9.8	36.9	16.4	31.7

Total	118.0	1.5	116.3	8.6	107.1

Trading margin	10.2%		10.6%		10.6%

†Before exceptional items

Operating and financial review Review of operations – UK	19

Back to Contents

Operating and financial review continued
Review of operations – UK

The concrete products business also delivered an improved year-on-year performance. Increased demand and order intake across all concrete flooring and precast product business and a strong contribution from the 2002 acquisition of Marshalls Flooring added to the improved performance.

The packed products business has continued to grow in 2003. The acquisition of Small Lots (Mix-It) in late 2002 contributed to this growth. We have also established additional bagging plants and introduced a national production and distribution network to meet the needs of customers. Demand for bagged aggregates products continues to increase.

Cost control within the business remains strong. Capital expenditure in 2003 totalled £11.5m. Major projects included kiln refurbishment, brick plant robotics and expansion of the packed products manufacturing centres.

2002 results compared with 2001
Continuing turnover from Hanson’s UK operations for 2002 was £1,094.0m, an increase of £87.4m compared with 2001 in spite of flat or declining volumes. Continuing trading profit* of £116.3m was 8.6% above the earnings of £107.1m generated in 2001.

Aggregates
2002 continuing trading profit* in the UK aggregates business increased by 5.3% compared to 2001 to £79.4m. Despite falling volumes, the division moved trading margins, before reorganisation costs, ahead by 0.4% during 2002 to 11.4%. Price increases of 4.4% for aggregates and 6.0% for ready-mixed concrete were achieved.

Dry stone volumes fell by 8.6% in 2002 as a result of the introduction of the Aggregates Levy. This combined with poor weather late in the year and a lack of major contract work, led to overall volumes dropping by 5.6% compared to 2001. An improvement in asphalt sales of 3.3% was offset by falls in sales of sand and gravel, dry stone and ready-mixed concrete.

Building Products
Continuing turnover for this division increased by 9.7% to £264.8m in 2002 compared to £241.3m in 2001. Continuing trading profit* increased 16.4%, from £31.7m to £36.9m.

In 2002, the bricks business increased profit and trading margins on volumes that were only marginally ahead of 2001. Reduced overheads and increased prices underpinned the result, along with an improvement in production at a number of sites. The concrete products business recovered from a very difficult 2001 to see continuing trading profit* more than double. A strong performance from the concrete flooring and precast product business, coupled with improvements in concrete blocks and drainage products, were the highlights. Small Lots (Mix-It) Limited was acquired and successfully integrated. The division’s position in the hollow-core flooring market was strengthened by the acquisition of Marshalls Flooring.

Outlook
We expect performance from our UK operations to be broadly flat because of increased pension costs and weaker demand in some markets and products. However, the outlook for the UK business is somewhat dependent on the Government’s housing and infrastructure initiatives. To date these have been very slow to materialise due to both planning and funding constraints.

Demand for aggregates is likely to remain relatively flat although selling price increases are expected to be achieved. Ready-mixed concrete volumes are expected to decline as the market continues to contract. Asphalt volumes are anticipated to increase slightly and through the capital reinvestment programme Hanson is undertaking, we anticipate being able to increase volumes and maintain margins. Brick volumes are likely to remain strong and price increases are anticipated. Cost and efficiency improvement initiatives are under way as well as increased capital expenditure on cost saving and revenue enhancing activities.

*including joint-ventures
and associates and
pre-exceptional items

UK year to December 31, 2003

			Volume		Price

		2003	2002	2003	2002

	Actual	% change	% change	% change	% change

Aggregates† (mt)	34.8	(3.5)	(4.7)	2.4	4.4

Asphalt (mt)	4.4	(1.7)	3.3	3.3	4.4

Ready-mixed concrete (mm3)	5.7	(1.2)	(1.8)	1.2	6.0

Bricks (m)	846.0	4.8	1.2	5.2	4.7

Information includes Hanson’s share of joint-ventures and associates and is based on continuing volumes and heritage selling prices.
†Excludes marine dredged aggregates

20	Operating and financial review Review of operations – UK

Back to Contents

Operating and financial review continued
Review of operations – UK

10:30GMT
Hanson UK,
Tilmanstone brick
factory, Kent, UK.

14:48GMT
Hanson UK,
Criggion hard rock
quarry, Shropshire, UK.

Channel Tunnel Rail Link
Hanson’s ready-mixed concrete plant at Dagenham produced 95,000 cubic metres of ready-mixed concrete over 18 months to make 68,000 precast concrete tunnel segments for a 5km link of the Channel Tunnel between Dagenham and Stratford in east London. At its peak it was producing 280 cubic metres of ready-mixed concrete a day to fill over 200 moulds. The demanding technology and quality standards involved made it essential to provide a dedicated plant. The tunnel segments are being used deep underground so there are tight controls on the water to cement ratios. A computer-linked moisture probe was set into the floor of the mixer to ensure accurate readings.

Operating and financial review Review of operations – UK	21

Back to Contents

Operating and financial review continued
Review of operations – Australia

2003 results compared with 2002
Hanson Australia has had another strong year. Continuing turnover for 2003 was £522.3m, 18.9% more than 2002. Continuing trading profit* increased to £50.0m, 108.3% ahead of last year and trading margins have increased from 5.5% to 9.6%, principally as a result of continued strong demand, selling price increases and positive acquisition contributions. The Australian economy continues to perform strongly. Nationally, housing demand growth levelled off slightly during the year but remained strong in the key Sydney and Brisbane markets. Infrastructure related demand increased during the year with a number of major projects commencing in all major cities, particularly Sydney.

Despite reduced heritage aggregates volumes of 2.3% in 2003, selling price improvements of 15.7% were achieved for the year. Strong demand for Hanson products in the state of Queensland was partially offset by a volume decline in Melbourne, where we maintained our strategy to increase margins. National heritage ready-mixed concrete volumes and prices increased 2.3% and 10.7% respectively during 2003. Volume increases were achieved in all states, with the exception of Victoria, where we have seen some softening of the Melbourne market and price-based competition.

Building products had another very successful year with both volume and price improvements delivering a much improved year on year performance.

Contributions from our associate operations were again strong during the year. In 2003 we completed the merger of our Australian cement interests with those of Rinker Ltd and Holcim Ltd in order to provide opportunities for cost savings. This new entity, Cement Australia, is delivering integration benefits ahead of schedule.

Capital expenditure for the year totalled £29.7m, an increase of 132.0% on the prior year. Acquisition spend for the year was £15.5m and included several ready-mixed concrete and aggregates operations in Queensland, Victoria and Western Australia. These acquisitions strengthened our market presence in each of these locations.

2002 results compared with 2001
2002 was an impressive year for Hanson Australia, underpinned by an increase in demand for all products. Continuing turnover for 2002 was £439.3m or £62.4m more than 2001. Continuing trading profit* from this region for 2002 increased by 515.4% to £24.0m. Average selling price increases of 7.2% in aggregates and 7.0% in ready-mixed concrete were achieved.

The prime driver for the improvement in performance was the strength of the Sydney metropolitan market, triggered by growing infrastructure, residential and commercial work. In addition to this, a strong second half 2002 was recorded by the western region, where volumes were also ahead. In the southern region, aggregates and ready-mixed concrete volumes moved forward in Melbourne and sales strengthened in most country markets as infrastructure spending increased in these areas.

Outlook
We expect performance from our Australian operations to remain strong in 2004 with infrastructure, industrial and commercial activity continuing to make up for any expected decline in the housing market. Further price increases have been announced in all markets for implementation in April 2004. We expect further synergy benefits from Cement Australia and continuing capital expenditure and bolt-on acquisitions will continue to strengthen the performance of the business.

*including joint-ventures
and associates and
pre-exceptional items

Australia year to December 31, 2003

		2003		2002	2001

Continuing turnover	£522.3m	18.9%	£439.3m	16.6%	£376.9m

Continuing trading profit†	£50.0m	108.3%	£24.0m	515.4%	£3.9m

Trading margin	9.6%		5.5%		1.0%

†Before exceptional items

Australia year to December 31, 2003

			Volume		Price

		2003	2002	2003	2002

	Actual	% change	% change	% change	% change

Aggregates (mt)	19.0	3.6	9.1	15.7	7.2

Ready-mixed concrete (mm3)	5.1	3.9	8.4	10.7	7.0

Information includes Hanson’s share of joint-ventures and associates and is based on continuing volumes and heritage selling prices.

22	Operating and financial review Review of operations – Australia

Back to Contents

Operating and financial review continued
Review of operations – Australia

01:24GMT
11:24Local
Hanson Australia,
Wolffdene hard rock
quarry, Brisbane,
Queensland, Australia.

06:53GMT
16:53Local
Hanson Australia,
Beenleigh masonry
products factory,
Brisbane, Queensland,
Australia.

Sydney – Cross City Tunnel
In January 2003 major work started on the A$680m Cross City Tunnel in Sydney. Tunnelling work is driving in a south westerly direction across Hyde Park from the intersection of College and William Streets cutting the main eastbound tunnel. Hanson has already supplied 100,000 cubic metres of ready-mixed concrete to the project but the majority of supply will come in 2004.

Operating and financial review Review of operations – Australia	23

Back to Contents

Operating and financial review continued
Review of operations – Continental Europe & Asia

07:38GMT
Hanson Continental
Europe & Asia, Marine
dredger, Dagenham
Wharf, Essex, UK.

2003 results compared with 2002
Continuing turnover for 2003 was £552.5m, down 3.3% on the prior year. Continuing trading profit* from Hanson Continental Europe & Asia increased by 16.5% to £44.5m. Trading margins have increased from 6.7% in 2002 to 8.1%. Improved year-on-year performance has been achieved by all operations within the division, with the exception of Hong Kong.

Continental Europe & Marine (HCEM)
HCEM continuing turnover for 2003 was £357.5m, up 0.7% on the prior year. Continuing trading profit* increased by 34.3% to £39.9m, with trading margins increasing to 11.2% (8.4%). Year-on-year improvements were achieved in all business units. Spain, in particular, enjoyed a strong year with business activity levels remaining high in our key markets of Barcelona and Madrid. Quarry acquisitions continue to play an important role in the future of our Spanish business, contributing 12.0% of aggregates volumes in 2003. The acquisitions we completed in 2002 and 2003 are performing in line with expectations.

Profits from our European marine dredging businesses were ahead of 2002. Prices continue to increase and the business continues to work on improving ship availability and cost performance. Despite extremely difficult trading conditions, Israel has delivered year-on-year profit improvement, primarily as a result of continued cost reduction and efficiency improvements. In the Czech Republic, increased profits are due to stronger demand and a favourable contribution from acquisitions.

Asia Pacific
Continuing turnover from Hanson Asia Pacific for 2003 was £195.0m, down 10.0% on the prior year. Continuing trading profit* declined £3.9m to £4.6m. Strong year-on-year improvements from Malaysia and Thailand were unable to offset the decline in Hong Kong and Singapore.

Malaysia benefited from price improvements and continuing cost reduction on volumes that have remained flat. Synergy benefits realised as a result of the integration of the business following the

*including joint-ventures
and associates and
pre-exceptional items

Continental Europe & Asia by division year to December 31, 2003

		2003		2002	2001

	£m	% change	£m	% change	£m

Continuing turnover
Continental Europe and Marine	357.5	0.7	355.0	(2.1)	362.8

Asia Pacific	195.0	(10.0)	216.6	(10.0)	240.7

Total	552.5	(3.3)	571.6	(5.3)	603.5

Continuing trading profit†
Continental Europe and Marine	39.9	34.3	29.7	13.8	26.1

Asia Pacific	4.6	(45.9)	8.5	(48.5)	16.5

Total	44.5	16.5	38.2	(10.3)	42.6

Trading margin	8.1%		6.7%		7.1%

†Before exceptional items

24	Operating and financial review Review of operations – Continental Europe & Asia

Back to Contents

Operating and financial review continued
Review of operations – Continental Europe & Asia

buy-out of joint-venture parties have also contributed to the strong year-on-year improvement. Thailand had a much improved performance due to strong demand and improved selling prices for ready-mixed concrete, and increased aggregates sales. Recent capital expenditure on ready-mixed concrete trucks and quarry plant upgrades has improved the efficiency of the operations in both Malaysia and Thailand. Hong Kong and Singapore were both significantly affected by reduced market demand which, in very competitive environments, led to selling price reductions during the year, resulting from contracting markets.

During 2003 we disposed of our operations in India and Indonesia and our ready-mixed concrete operations in Singapore.

2002 results compared with 2001
Continuing turnover for 2002 was £571.6m, down 5.3% on the prior year. Continuing trading profit* from this division decreased by 10.3% to £38.2m. Trading margins decreased from 7.1% to 6.7%.

Continental Europe & Marine
2002 was another good year for Spain. Demand remained buoyant in all major markets, particularly Barcelona and Madrid. The aggregates business was expanded with the acquisition of two adjoining limestone quarries near Madrid and two neighbouring sand and gravel operations near Valladolid. The division’s other Continental European operations also reported increased earnings. Israel continued to make steady progress in a difficult economic and political environment, while there was an improvement in Germany resulting from the ongoing disposal of a number of loss-making ready-mixed concrete operations. The Czech Republic benefited from heritage gains and the acquisition of two quarries in May.

2002 was a difficult year for marine aggregates, with bad weather restricting dredging operations. Trading in Continental Europe was better, particularly in Belgium and Holland, and the joint-venture business, United Marine Holdings Limited, made an improved contribution.

Asia Pacific
Hanson Asia Pacific had a difficult year in 2002, with its major markets, particularly Hong Kong,

suffering from both volume and price reductions. Other key markets of Malaysia and Singapore remained at the depressed levels experienced in 2001. Thailand had a good year-on-year improvement driven by a strong performance from the ready-mixed concrete operations. In 2002 the division acquired the remaining 50% of its Sunway ready-mixed concrete joint-venture, to give it one of the leading positions in aggregates, asphalt and ready-mixed concrete in Malaysia. These businesses were reorganised into a single unit.

Outlook
As a whole, the division should benefit from increased activity levels and the continued benefits of efficiency and productivity improvements. The Spanish economy continues to grow, underpinning demand for our products. Aggregates acquisitions in Spain remain a high priority. We anticipate profit improvements from our marine dredging operations, although aggregates demand is expected to remain flat. Trading conditions in Israel will remain difficult.

The outlook in Hong Kong is promising with market confidence improving and signs that ready-mixed concrete selling prices for new projects are improving, although the long order book lead times will limit the improvement in 2004. Our recent announcement to form a 50:50 joint-venture between Hanson Hong Kong and Anderson Asia, a subsidiary of Cheung Kong Infrastructure Holdings Ltd, results in the combination of the two largest building materials companies in Hong Kong. Whilst still subject to regulatory and other approvals, the joint-venture will create a market leading company and provide the opportunity to rationalise operating assets and reduce overhead costs, while at the same time improving the service we can provide customers.

Demand in Malaysia is anticipated to increase during this general election year. Selling price improvement and the delivery of benefits from recent capital expenditure should deliver a year-on-year trading profit improvement. Thailand should remain strong with market demand anticipated to increase. Singapore is anticipated to remain depressed.

*including joint-ventures
and associates and
pre-exceptional items

Malaysia – Port of Tanjung Pelepas
Hanson takes great pride in being the exclusive supplier of ready-mixed concrete to the Port of Tanjung Pelepas. One of the most modern container ports in the world has been built on the southern coastline of Peninsular Malaysia. Hanson’s involvement commenced in late 1997 with the setting up of one wet and one dry mix concrete site plant, each having a production capacity of 80 cubic metres per hour. Ready-mixed concrete supplied had to meet stringent requirements using both cement mortar and special fine sand. A total of 230,000 cubic metres were supplied for phase 1 of the project. The Port currently offers six berths of 360 metres each in length. Hanson expects to supply another 100,000 cubic metres of ready-mixed concrete for the second phase which is now under construction and will add another four berths.

Continental Europe & Asia year to December 31, 2003

			Volume

		2003	2002

	Actual	% change	% change

Continental Europe and Marine
Aggregates (mt)	30.8	14.4	5.4

Marine aggregates (mt)	7.1	(7.5)	(3.4)

Asphalt (mt)	0.8	16.8	0.0

Ready-mixed concrete (mm3)	5.9	(11.7)	(2.9)

Asia Pacific
Aggregates (mt)	16.1	(1.2)	(10.2)

Asphalt (mt)	3.0	(8.5)	8.9

Ready-mixed concrete (mm3)	6.2	7.2	(5.8)

Information includes Hanson’s share of joint-ventures and associates and is based on continuing volumes.

Operating and financial review Review of operations – Continental Europe & Asia	25

Back to Contents

Operating and financial review continued
Financial review

The following sections continue the financial review discussion. Profits from disposals of property and other income were £7.0m (£11.6m, £20.6m), while central costs were £19.5m (£18.0m, £17.5m).

Profit on ordinary activities before exceptional items and taxation was £319.7m (£350.3m, £351.0m).

Interest and similar charges
The net interest payable in 2003 was £70.9m (£78.5m, £106.5m), reflecting reduced levels of net debt during the period. Strong cash flows in the year, as well as the beneficial translation impact of US dollar denominated debt held by the group, contributed to a lower net debt figure, despite a significant increase in capital expenditure in the year. Net debt at the end of the year was £942.2m (£1,169.9m, £1,429.7m) down £227.7m (19.5%).

Interest cover, based on operating profit before exceptional items, remained above five times. The group manages the amount of debt it carries in its balance sheet by using an interest cover ratio, based on operating profit before exceptional items and goodwill amortisation. As goodwill amortisation is a non-cash item, we believe that adding this figure back assists the reader in assessing the ability of our underlying cash flows to cover our interest expense. Based on 2003 operating profit of £451.1m (£494.6m, £523.2m), before exceptional items of £87.8m (£87.6m, £191.3m) and goodwill amortisation of £56.9m (£61.3m, £59.7m), the current level of our interest cover of over six times, compared to our target of five times, underlines the group’s financial strength.

Taxation
The tax rate on pre-exceptional pre-tax profit was 24.7% (26.1%, 30.2%). The reduction in the rate reflects the lower proportion of comparatively higher taxed US profits.

Earnings per share
Earnings per share before exceptional items in 2003 was 32.7p (35.1p, 33.3p), down 6.8% on last year.

Dividends
Dividends paid and proposed total 16.95p (15.4p, 14.0p), an increase of 10.1% on 2002, and provide pre-exceptional dividend cover of 2.0 times. The sustained increase in our dividend payout reflects our confidence in the underlying strength of the group and its ability to generate strong cash flows.

Summary of cash flows £m

	2003	2002	2001

Operating cash flow	536.5	585.9	625.5

Taxation	(18.4)	(19.7)	(73.0)

Interest	(63.9)	(86.9)	(107.3)

Free cash flow	454.2	479.3	445.2

Capital expenditure	(208.2)	(143.2)	(161.4)

Acquisition of businesses	(153.2)	(152.7)	(57.8)

Disposal of businesses	132.0	41.9	224.0

Sale of fixed assets	24.5	32.5	49.2

Dividends	(116.3)	(103.8)	(101.3)

Exchange and other	94.7	105.8	(8.4)

Net cash flow	227.7	259.8	389.5

Opening borrowings	(1,169.9)	(1,429.7)	(1,819.2)

Closing borrowings	(942.2)	(1,169.9)	(1,429.7)

Capital expenditure
Capital expenditure in both new and replacement plant and equipment during the year totalling £207.2m was incurred on continuing operations. Over half of this amount has been spent in North America. Capital expenditure has been financed out of group cash flow and existing bank and other credit facilities. A further £83.0m of capital expenditure has been committed as at December 31, 2003.

Capital expenditure* £m

			Capex % of
	Capex	Depreciation	depreciation

North America	101.9	86.7	117.5

UK	57.7	35.6	162.1

Australia	29.7	21.9	135.6

Continental Europe & Asia	17.9	22.0	81.4

Total	207.2	166.2	124.7

*Continuing operations only

26	Operating and financial review Financial review

Back to Contents

Operating and financial review continued
Financial review

Discontinued operations
Discontinued operations in 2003 included the disposals of our ready-mixed concrete operations in Texas and Arkansas to Southern Star Concrete Inc, as well as the disposal of our Singapore ready-mixed concrete operations.

Turnover from discontinued operations was £121.6m (£267.9m, £468.2m), with an operating loss of £3.6m (profit of £2.3m, profit of £3.9m).

Funding, liquidity and treasury management
The group’s financial risk policy identifies risks and sets out a control framework for managing exposures. This policy is approved by the Board and covers interest rate, foreign exchange and credit risks. It also sets out policies for funding and liquidity management. The Risk Committee, which includes the Chief Executive and the Finance Director, has delegated authority from the Board to monitor and review these issues, approve the adoption of new instruments in accordance with group policy and approve any changes to policy implementation. Operating within the strict controls of these policies, the Treasury department manages these financial risks, ensuring in particular that sufficient funding and liquidity is available to meet the needs of the group.

In addition to the high level of free cash flow of the group, Hanson operates a prudent approach to liquidity management using a mixture of long-term debt together with short-term cash and investments. At the end of 2003 the group’s net debt of £942.2m was represented by gross debt of £2,452.8m offset by cash and securities of £1,510.6m.

The group also has committed credit facilities of £860.5m including a £829.1m revolving credit facility, £569.2m of which expires in 2006, while £259.9m expires in March 2004 but may be extended for a further year at the option of Hanson. At December 31, 2003, none of this facility was used. Accordingly Hanson believes the funding available from these and other sources will be sufficient to satisfy the group’s working capital requirements in the near to medium term.

Committed bank facilities £m

	Expiring	Remaining

2003	–	860.5

2004	–	860.5

2005	291.3	569.2

2006	569.2	–

During the year Hanson repaid a US$750.0m bond issue which matured on January 15, 2003 and subsequently issued a further ten year bond in two tranches amounting in aggregate to US$750.0m, leaving the group with three US$750.0m bond issues maturing respectively in 2005, 2010 and 2013. During the year the group also entered into a £200.0m bilateral credit agreement with a term of five years. The maturity profile of net debt is shown in the table at the bottom of the page.

The chart at the bottom of the page shows the cumulative amount of net debt maturing in each period as compared to the level of committed credit facilities held. This shows that before taking into account free cash flow the group holds sufficient funds and facilities to meet all of its debt obligations that arise in the next four years.

Group credit facilities contain a financial covenant broadly consistent with, but less restrictive than, the group’s interest cover target. The group does not, therefore, anticipate that this covenant will restrict funding or investment strategies in the foreseeable future.

The credit ratings of the group, which are a key determinant of the terms on which the group can issue debt, were unchanged during the year as shown below:

	Short term	Remaining

Fitch	F2	BBB+

Moody’s	P2	Baa1

Standard & Poor’s	A2	BBB+

Debt and (cash) maturing £m

	Gross			Cumulative
	cash	Debt	Net debt	net debt

2004	(1,510.6)	986.9	(523.7)	(523.7)

2005		424.6	424.6	(99.1)

2006		1.0	1.0	(98.1)

2007		0.9	0.9	(97.2)

2008		200.2	200.2	103.0

2009		0.5	0.5	103.5

2010		419.4	419.4	522.9

2011		–	–	522.9

2012		1.7	1.7	524.6

2013		417.6	417.6	942.2

Total	(1,510.6)	2,452.8	942.2

Cumulative maturity profile for net debt/(cash) £m

Operating and financial review Financial review	27

Back to Contents

Operating and financial review continued
Financial review

Interest rate risk
The group’s policy for interest rate risk is designed to limit the group’s exposure to fluctuating interest rates. This is achieved by limiting the level of floating interest rate exposure to a maximum determined by both the level of debt and the level of operating profit (pre-exceptional items and goodwill amortisation) of the group at any point in time. This approach, which is consistent with our target for leverage, will mean, other things being equal, that for any given level of debt, a higher level of operating profit (pre-exceptional items and goodwill amortisation) will result in a higher limit on the level of floating rate debt in the group (and vice versa). Consistent with this policy, at December 31, 2003 the group held 67.0% of net debt at fixed rates, marginally higher than in 2002. For further details see note 30 of the notes to the accounts of the Annual Report and Form 20-F.

Foreign exchange risk
Due to the nature of the group’s products, which are generally uneconomic to transport long distances, there are few foreign exchange transaction exposures in the course of the group’s day-to-day business. The group does, however, have the majority (72%) of its assets in overseas locations, all denominated in foreign currencies, principally US dollars (48%). As a consequence, changes in exchange rates affect both reported profit and asset values. The exposure of asset values to foreign exchange rates is controlled to an extent by matching a proportion of currency assets with currency liabilities using both debt and foreign exchange contracts. This means that falling overseas exchange rates will give rise to both falling asset values and lower levels of net debt in sterling terms. The interest cost of currency liabilities also provides a partial hedge for foreign currency income.

In line with the group’s policies, the proportion of net debt and foreign exchange contracts denominated in US dollars was increased during the year to 102% (80%). The table below shows the effect of a 10% fall in the US dollar.

In US dollars only	Total for 2003 £m	10% fall £m

Operating profit*	170.9	(15.5)

Net debt & foreign exchange	(958.7)	87.1

For further details see note 30 of the notes to the accounts of the Annual Report and Form 20-F.

Credit risk
The Board’s policy is that credit risk for financial transactions should be restricted to counterparties with a minimum A-/A3 credit rating for long-term transactions and F2/P2/A2 for short-term transactions. There are also individual counterparty and country limits for cash and short-term investments.

Asbestos
Various of the Company’s US subsidiaries are defendants in a number of lawsuits alleging bodily injury due to exposure to asbestos-containing products before 1984. At the end of 2003, outstanding claimants totalled approximately 124,200 (81,500, 67,500). In the US claimants can file without illness or product identification. In the absence to date of federal reform, a number of states are looking to introduce an unimpaired docket which will freeze claims until there is proven evidence of illness. Notwithstanding these state level reforms, however, we continue to believe that the outstanding numbers of claimants are more likely to rise than fall in the near term.

New claimants were 7,900 for the second six months of 2003 which was less than half of the 21,000 new claimants received in the first six months. Most of the reduction was due to fewer mass claims being filed in the period. Mass claimants in Mississippi have slowed significantly since new legislation was introduced effective April 1, 2003 to limit out of state mass filings.

*including joint-ventures
and associates and
pre-exceptional items

28	Operating and financial review Financial review

Back to Contents

Operating and financial review continued
Financial review

The gross cost of resolving asbestos claims in 2003 was $43.2m ($37.3m, $26.8m) including legal fees of $21.4m ($16.0m, $10.3m). The net cost of asbestos for the year after insurance was $3.8m ($4.1m, $1.0m).

The Company’s approach to accounting for the asbestos claims against its US subsidiaries is to provide for those costs of resolution which are both probable and estimable. The costs of resolving possible claims are accounted for as contingent liabilities. At present, based on detailed analysis and the assumptions referred to in note 27 of the accounts to the Annual Report and Form 20-F, the provision for those costs which are both probable and estimable equates to approximately eight years of gross cost at current levels. In total, the full year increase in the provision for future asbestos costs was $125m, including a second half charge of $20m, taking the gross provision to $317m. Offsetting this is approximately $73m of remaining insurance cover. We continue to use a combination of litigation and negotiation to maximise this insurance cover. Our assumption at this stage is that our cover will decline significantly over the next two years.

Critical accounting policies
The following section explains where in these financial statements, we have exercised judgement in applying the group’s key accounting policies and critical estimates, in areas which are by their nature inherently uncertain. Although we have used all of the information currently available to us in making such critical estimates, changes to our assumptions in these areas could materially affect the financial results and position shown in this document. Hanson’s significant accounting policies in accordance with UK GAAP are set out on pages 51 to 53 of the Annual Report and Form 20-F. Where estimates have been used, it is possible that over time the actual results upon which the judgement was based could differ from those estimates.

The group considers the following are the critical policies where assumptions and judgements could have a significant impact on the consolidated financial statements.

Legal and other disputes
The group is subject to a number of legal disputes, the most significant being asbestos claims against its US subsidiaries. The group provides for anticipated settlement costs and associated expenses arising from legal and other disputes where a reasonable estimate can be made of the probable outcome of the dispute. Where it is not possible to make a reasonable estimate, no provision is made.

Our approach to providing for asbestos is explained in note 27 of the notes to the accounts of the Annual Report and Form 20-F.

Environmental obligations
The group is subject to environmental obligations for clean up and remediation costs, pursuant to environmental laws and regulations. The group provides for environmental obligations and related costs where the group has either a legal or constructive obligation to remedy known exposures. The ultimate requirement for such actions, and their costs, is inherently difficult to estimate and is based on current information on costs and expected plans for remediation. Actual costs can differ from our estimates over time because of changes in existing laws and regulations, public expectations, new sites arising and unknown conditions being encountered.

Impairment
The group adopts FRS 11 “Impairment of fixed assets and goodwill” under UK GAAP and has adopted SFAS 121 “Accounting for the impairment of long lived assets and for long lived assets to be disposed of” together with SFAS 142 “Goodwill and other intangible assets” under US GAAP.

Asbestos costs – annual trends

	2003	2002	2001

New claimants	28,900	32,200	21,700

Ohio duplicates	22,000	–	–

Resolutions	(8,200)	(18,200)	(3,100)

Outstanding claimants	124,200	81,500	67,500

Gross cost of resolution	US$43.2m	US$37.3m	US$26.8m

Less insurance recoveries	US$(39.4m)	US$(33.2m)	US$(25.8m	)

Net cost before tax	US$3.8m	US$4.1m	US$1.0m

Average gross cost per resolution	US$5,268	US$2,049	US$8,645

Operating and financial review Financial review	29

Back to Contents

Operating and financial review continued
Financial review

The group assesses the fair value and recoverability of goodwill by calculating the implied fair value of goodwill and comparing this with the actual goodwill attributable to the reporting unit. Impairment of tangible assets is determined by comparing their carrying values with the higher of their net realisable value and value in use. Value in use is calculated by discounting the cash flows expected to be generated by the asset/group of assets being tested for evidence of impairment. The use of different estimates, assumptions and judgments, in particular those involved in determining a value based on our current expectations of future industry conditions and operations, but also our future intentions for assets which are currently non-operational, our determination of the level at which groups of assets can be reasonably tested for impairment separately from other parts of the business and our treatment of corporately held assets, could each result in materially different carrying values of assets and assessments of impairment.

Pensions and other post-retirement benefits
Under UK GAAP the group currently applies SSAP 24 “Accounting for pension costs” in its consolidated financial statements. In the notes to the accounts of the Annual Report and Form 20-F the group has also included additional disclosures showing, inter alia, the effect that the proposed accounting standard FRS 17 “Retirement Benefits”, would have had on the company, had it been adopted. Under US GAAP, the company applies SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”.

These accounting standards require the group to make assumptions including, but not limited to, future asset returns, rates of inflation, discount rates and health care costs. The use of different assumptions, in any of the above calculations, could have a material effect on the relative accounting values of the relevant assets and liabilities which could result in a material change to the cost of such liabilities as recognised in the profit and loss account over time. These assumptions are subject to periodic review.

See note 29 of the notes to the accounts of the Annual Report and Form 20-F for additional information regarding the company’s pension and other post-retirement benefits.

Balance sheet and provisions
Shareholders’ funds were £2,722.4m (£2,660.2m) at December 31, 2003. The transfer to reserves from the profit and loss account after the deduction of amounts for dividends paid and proposed was £59.0m. The effect of currency movements increased shareholders’ funds by £3.2m. Provisions totalled £590.2m (£659.5m) (excluding Koppers’ liabilities) at December 31, 2003. The utilisation against these provisions in 2003 was £48.0m (£57.6m). £32.6m (£18.5m) was charged against provisions in 2003. The group’s potential exposure to asbestos claims in excess of those provided for is discussed in note 27 of the notes to the accounts of the Annual Report and Form 20-F.

Off balance sheet arrangements The group’s off balance sheet arrangements consist of the following, as referred to in the accounts to the Annual Report and Form 20-F.
–	Operating leases (notes 3 and 28)
–	Commitments to capital expenditure (note11)
–	Guarantees, letters of credit and surety bonds (note27)
–	Foreign exchange contracts and interest rate swaps as accounted for in accordance with UK GAAP (note 30)
–	Contingent obligation for a variable interest entity under US GAAP (note 33(a))
Other than as disclosed, there are no off balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

Contractual obligations
The table below sets out Hanson’s contractual obligations due by period. Due to the nature of the group’s trading activities there are no significant purchase obligations.

Payments due by period £m

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years

Contractual obligations at December 31, 2003
Short-term debt (note 15)†	986.9	986.9	–	–	–

Long-term debt (note 16)†	1,465.9	–	425.6	201.1	839.2

Finance leases (note 28)†	4.0	2.7	1.1	0.2	–

Operating leases (note 28)†	204.7	26.2	39.0	27.2	112.3

Capital expenditure contracted (note11)†	83.0	83.0	–	–	–

Total	2,744.5	1,098.8	465.7	228.5	951.5

†Notes to the accounts of the Annual Report and Form 20-F

30	Operating and financial review Financial review

Back to Contents

Corporate responsibility

During 2003 we produced our first corporate responsibility publications: an overview for the group and reports for our two largest markets: North America and the UK. We have been producing an environmental report since1999, and broadening it to encompass other workplace and community was a natural progression. These documents, which are available in hard copy or on our website, provide more detailed information on our corporate responsibility policies and practices.

Health and safety
We consider health and safety to be one of our highest priorities and a fundamental element of good business management. Continual improvement is sought throughout Hanson in the workplace for the health and safety of its employees, contractors, customers and visitors. Hanson companies around the world actively engage with government agencies, trade associations and other similar bodies to promote the benefits of a safe and healthy working environment.

We have a network of safety professionals sharing information and best practice to ensure that lessons learnt from accident investigations are applied across the group. We collect data on the number, type and incidence of accidents and of the amount of time which is lost as a result of workplace accidents. We analyse this information to help us to identify where we need to focus particular attention and to assess the effectiveness of our initiatives.

To prevent injuries and other incidents from occurring we:
–	Train our employees to work safely and to eliminate the causes of unsafe behaviour
–	Use safe systems of work
–	Create a safe production culture
–	Continually strive for improved safety performance
–	Adopt best practice, commit to industry improvement initiatives and improvement targets

The Report of the Directors (on page 34 of the Annual Report and Form 20-F) has information on Hanson’s safety performance for 2003.

Community relations
Hanson operates internationally but is focused locally. Our businesses are closely connected with the communities in which they are located. Many of our sites are in rural areas where we contribute to the local economy, through the goods and services we purchase and the people we employ.

Local management teams have overall responsibility for engagement with the communities in which we are located. This ensures that we respond appropriately to the differing needs and interests of communities.

Our staff hold meetings with the local community where an interest to meet is expressed. These meetings provide an opportunity to address concerns with input from a broad range of interested parties. We help charities and voluntary groups around our sites and offices and support initiatives that offer benefit to local people.

We encourage organised school groups to visit our sites and also hold open days for members of the community, including the families of our employees.

The environment
Hanson understands that its reputation for managing environmental issues carefully is a valuable asset. As such, it is an integral part of our business strategy. We maintain a high standard of environmental performance while making a positive contribution to society through our products and land management programmes.

Our environmental policy is intended to provide the framework for setting and reviewing environmental objectives and targets. It is applied as the minimum standard across our business. Where businesses identify a need for additional, more stretching requirements, they are encouraged to build upon this policy.

Corporate responsibility	31

Back to Contents

Board of Directors

1. Christopher Collins‡ #*
Chairman (64)
Joined Hanson PLC in 1989 and was appointed to the Board of Hanson in 1991 as Director responsible for corporate development. Appointed Vice-Chairman in 1995 and Chairman in 1998. He is Chairman of Hanson’s Nominations Committee. He is also the Non-executive Chairman of Forth Ports PLC and a Non-executive Director of Old Mutual plc, The Go-Ahead Group plc and Alfred McAlpine PLC.

2. Alan Murray‡#
Chief Executive (50)
Joined Hanson PLC in 1988. He held various senior divisional financial roles and became Assistant Finance Director in 1995 and Finance Director in 1997. He was appointed Chief Executive of Hanson Building Materials America in June 1998 and Chief Executive of Hanson in April 2002. He serves on the Board of the National Stone, Sand and Gravel Association in the USA.

3. Jonathan Nicholls‡
Finance Director (46)
Joined Hanson PLC in 1996 as Group Treasurer. He was appointed to the position of Finance Director of Hanson in June 1998. He previously worked for Abbey National plc where he held several treasury and financial roles from 1985-96.

4. Graham Dransfield‡
Legal Director (52)
Joined Hanson PLC as a Solicitor in 1982 from Slaughter and May where he qualified in 1976. He became Company Secretary in 1986 and, after serving as Senior Solicitor from 1987, was appointed to the Board of Hanson in 1992.

5. Simon Keswick‡#
Senior Independent Director (61)
Non-executive Director since 1991 and Senior Independent Director. Director of Jardine Matheson Holdings Ltd, Matheson & Co Ltd, Jardine Lloyd Thompson Group plc, Jardine Motors Group plc and The Fleming Mercantile Investment Trust plc. He is the Chairman of Dairy Farm International, Hong Kong Land and Mandarin Oriental.

6. The Rt Hon. Lord Baker of Dorking CH‡†#
Non-executive Director (69)
Non-executive Director since 1992 and Chairman of the Remuneration Committee. Formerly Secretary of State for the Environment 1985-86, Secretary of State for Education and Science 1986-89, Chairman of the Conservative Party 1989-90 and Home Secretary 1990-92. He is currently Chairman of Business Serve Plc and Monstermob Group plc and a Non-executive Director of Millennium Chemicals, Inc.,

Stanley Leisure plc and Teather & Greenwood Ltd as well as being an Honorary Director of the Museum of British History and President of The Royal London Society for the Blind.

7. W Frank Blount‡†#
Non-executive Director (65)
Non-executive Director since 2000 and previously a Non-executive Director of Pioneer International Ltd. He is currently Chairman and Chief Executive of JI Ventures, Inc. and a Non-executive Director of Caterpillar, Inc., Entergy Corporation, Adtran, Inc. and Alcatel, Inc. He has also served as Chief Executive and a Director of Telstra Corporation, Ltd from 1992-99 and as Chief Executive Officer and Chairman of Cypress Communications, Inc. from 2000-2002. He was Group President of AT&T Corp. from 1988-91.

8. Sam Laidlaw‡*#
Non-executive Director (48)
Non-executive Director since October 2003. Currently Executive Vice President ChevronTexaco Corporation. He is also a member of the United Kingdom Council of INSEAD and a trustee of the medical charity RAFT. Previously served as President and Chief Operating Officer of Amerada Hess Corp. and Chief Executive Officer of Enterprise Oil plc.

9. The Baroness Noakes DBE‡†*#
Non-executive Director (54)
Non-executive Director of Hanson since 2001 and Chairman of the Audit Committee. Formerly a Partner of accountants KPMG, she is a Non-executive Director of Carpetright Plc and Imperial Chemical Industries PLC and a Trustee of the Reuters Founders Share Company. She was formerly Director of Finance and Corporate Information on the NHS Management Executive and was the Senior Non-executive Director of the Court of the Bank of England. She has also been a member of both the Panel on Takeovers and Mergers and the Private Finance Panel. She is a Fellow of the Institute of Chartered Accountants in England and Wales and was President of that institute in 1999-2000. She is a Director of the English National Opera.

Paul Tunnacliffe
Company Secretary (41)

†Remuneration Committee member
*Audit Committee member
#Nominations Committee member
‡Proposed for election at the AGM

32	Board of Directors

Back to Contents

Report of the Directors

The Directors submit their report together with the consolidated accounts of Hanson and its subsidiary undertakings for the year ended December 31, 2003.

Incorporation and name
The Company (“New Hanson”) was incorporated in England and Wales (No. 4626078) on December 31, 2002 as Broadcast Sales Limited and changed its name to Hanson Building Materials Limited on June 4, 2003. It was re-registered as a public limited company, as Hanson Building Materials PLC, on July 10, 2003 and changed its name to Hanson PLC on October 14, 2003. The company formerly known as Hanson PLC (“Old Hanson”) re-registered as a private limited company and changed its name to Hanson Building Materials Limited on October 14, 2003.

Scheme of Arrangement and share capital reduction
Following shareholder approval at the Scheme Court Meeting and the EGM, both held on September 19, 2003, and Court sanction on October13, 2003 and October 20, 2003, a scheme of arrangement (the “Scheme”) and share capital reduction was implemented whereby shareholders in Old Hanson received, in substitution for each ordinary share of £2, one ordinary share of 10p in New Hanson. The Scheme became effective on October 14, 2003 and the reduction in nominal value of the new ordinary shares to 10p each was effected on October 21, 2003.

The Scheme and the reduction in nominal value, which were implemented in order to increase the parent company’s distributable reserves and provide additional flexibility for the future, had no direct impact on the market value of shareholders’ investment in Hanson.

Results and dividends
The profit after exceptional items and taxation for the year was £179.9m. An interim dividend of 5.0p per ordinary share was paid on September 19, 2003. The Directors recommend a final dividend of 11.95p per ordinary share which will, if approved at the AGM, be paid on May 18, 2004, to ordinary shareholders on the register at close of business (London time) on April 23, 2004. After providing for cash dividends of £120.9m, the retained profit transferred to reserves was £59.0m (note 20 of the notes to the accounts of the Annual Report and Form 20-F). A financial review and prospects for the year 2004 are included within the Chairman and Chief Executive’s overview and the operating and financial review.

Activities
Hanson is a focused heavy building materials company with operations in North America, the UK, Australia, Continental Europe and Asia Pacific. Note 1 to the accounts of the Annual Report and Form 20-F gives an analysis of operating profit including joint-ventures and associated undertakings, turnover and capital employed by activity and by geographical location.

Acquisitions and disposals
During the year Hanson acquired businesses at a total cost of £207.9m. Net proceeds from the disposal of subsidiaries and investments during the year totalled £181.3m. Further information is contained in note 21 of the notes to the accounts of the Annual Report and Form 20-F.

Fixed assets
Details of movements in Hanson’s fixed assets are shown in note 11 of the notes to the accounts of the Annual Report and Form 20-F.

Subsequent events
Material post balance sheet events are described in note 32 of the notes to the accounts of the Annual Report and Form 20-F.

Research and development
The development and improvement of new and existing products is an essential continuing process in our companies. Expenditure is written off in the year in which it is incurred.

Share capital
Details of changes in Hanson’s share capital during the year and the number of ordinary shares reserved for issue at December 31, 2003 are shown in note 19 of the notes to the accounts of the Annual Report and Form 20-F.

Substantial shareholdings
Details of substantial interests (3% or more) in its share capital notified to Hanson are shown in the Investor information section.

Annual General Meeting
The AGM will be held at 11.00am on May 13, 2004, in the Ballroom at the Millennium Hotel London Mayfair, Grosvenor Square, London W1K 2HP. Shareholders being sent this document will also be sent a separate notice of the AGM incorporating explanatory notes of the resolutions to be proposed at the meeting.

Shareholder communications
Hanson values its dialogue with both institutional and private investors. Based on publicly available information, constructive two-way communication with fund managers, institutional investors and analysts is promoted and encouraged. The views of major shareholders are reported to the Board, with independent surveys undertaken on specific issues of relevance to the Company. Additional forms of communication include the interim and annual results presentations and the AGM – see details of meeting above – where shareholders are invited to participate.

The Hanson website at www.hanson.biz provides access to information to shareholders on the Company and its businesses. Further details of the website can be found in the Investor information section.

At the AGM, the Chief Executive will present a review of the results and current business activity. Shareholders are invited to ask questions on items of business put before the meeting and will have the opportunity to vote separately on each resolution. The Chairman will indicate the level of proxy votes lodged in respect of each resolution following each vote on a show of hands. Details of those abstaining from voting will also be disclosed. After the meeting the Directors will also be available to meet with shareholders.

Directors
The present Directors of New Hanson are:

C D Collins, Chairman(2)

A J Murray, Chief Executive(1)

The Rt Hon. Lord Baker of Dorking CH*(2)

W F Blount*(2)

G Dransfield(1)

S L Keswick*(2)

W S H Laidlaw*(3)

J C Nicholls(2)

The Baroness Noakes DBE*(2)

*Independent Non-executive Director

The present Directors were appointed to the Board on (1) June 16, 2003; (2) July 30, 2003; (3) October 1, 2003.

As a consequence of the Scheme, all the present Directors will seek election to the Board at the forthcoming AGM.

Brief biographical details of the Directors are given on page 32 and accompany the notice of the AGM.

The Company was newly incorporated for the purposes of the Scheme and Directors were appointed for administrative purposes and at relevant dates appropriate to implementation of the Scheme. Other Directors of the Company during the year were as follows:
Business Legal Limited, appointed on December 31, 2002, resigned on
April 7, 2003
E J Laurie, appointed on April 7, 2003, resigned on June 16, 2003
A C Bolter, appointed on April 7, 2003, resigned on June 16, 2003

Neither E J Laurie nor A C Bolter received remuneration from the Company in respect of their services as Directors of the Company.

Report of Directors	33

Back to Contents

Report of the Directors continued

All of the present Directors were also Directors of Old Hanson at the beginning of the year (with the exception of W S H Laidlaw). All Non-executive Directors of Old Hanson resigned on October 14, 2003. The following changes to the Board of Old Hanson occurred during the period to October 14, 2003, the Scheme Effective Date:
D M Hoare resigned on January 31, 2003
J M Schubert resigned on May 15, 2003
S N Vivian resigned on June 30, 2003
W S H Laidlaw appointed on October 1, 2003.

Directors’ interests
The interests of the Directors, in office at December 31, 2003, in the ordinary shares of Hanson appear in the remuneration report on pages 39 to 44.

In addition to providing indemnification pursuant to Hanson’s Memorandum and Articles of Association or the charter or the by-laws of Hanson’s subsidiaries, Hanson maintains directors’ and officers’ liability insurance for Directors and officers of Hanson and its subsidiaries. Except for such indemnification and insurance and except for the respective terms of service of such Directors and officers, no Director or officer of Hanson or any relative or spouse thereof either had an interest in any contract or transaction which was material to Hanson or such related party or unusual in its nature or conditions or had any outstanding indebtedness of a material nature owing to Hanson at any time during the last three years.

Employees and employment policies
The success of the business ultimately rests upon the people working for it. The better the understanding among employees of their part in achieving the objectives of the business the greater the opportunity for success.

Group policies are framed for adaptation to local legislation by the divisions. In addition to ensuring compliance the policies centre around business improvement and creating an environment where employees can reach their full potential. This includes employment practices relating to disabled persons.

Wide ranging employment policies are in place throughout the group, covering areas such as role and goal clarity, performance management, employee development, succession planning, recruitment, health and safety and equal opportunity in employment.

Employment communication and involvement through a range of media and meetings allows employees to have a better understanding of the business performance and important information on operational news, health and safety and the environment, employee news and community activities. Two-way communication is encouraged and employees are able to make valuable contributions to improvement in business processes.

Divisional companies all play their part in informing employees of the financial and economic factors affecting the Company’s performance and the actual results.

Health and safety
The progress of the safety performance throughout the businesses worldwide is tracked and reported quarterly to the Board using standard measures. P D Tunnacliffe, the Company Secretary, is responsible to the Board for health and safety.

Hanson uses the following indicators to provide a consistent measure of its performance. According to best international practice the measures are per 200,000 hours worked.
–	Lost time incidence rate: this is the frequency rate of injuries resulting in an employee being absent for one or more shifts.
–	Lost day incidence rate: this is the frequency rate for days lost as a result of accidents.

The overall safety statistics for the group showed continued improvement in 2003. Although the incidence of lost time injuries remained at the same level as 2002, the number of lost work days (shifts) per lost time incident was reduced by 26%, evidencing continued improved case management.

However, during 2003, there were sadly three employee work related fatalities. Although this equals the lowest recorded annual number, the only acceptable number is zero. Every opportunity is taken to learn from the investigations which follow any accident or unsafe act.

Further information on Hanson’s policies and procedures can be found on page 31 and within the Company’s separate corporate responsibility publications.

The environment
The progress of Hanson’s environmental performance is tracked and reported quarterly to the Board. P D Tunnacliffe, the Company Secretary, is responsible to the Board for environmental matters.

Further information on the Company’s approach to environmental matters can be found on page 31 and within the Company’s separate corporate responsibility publications.

Charitable and political donations
During the year, the group made worldwide charitable donations of £484,000 (2002 – £429,000), including £152,000 (2002 – £129,000) in the UK. As in the previous year, no political donations were made to EU political parties or organisations.

Policy on payment of suppliers
The holding company, Hanson PLC, has no trade creditors. The policy of Hanson companies is to agree payment terms with their suppliers and abide by those terms, subject to satisfactory performance by the supplier.

At December 31, 2003, the group trade creditors represented 40 days of trade purchases.

Auditors
Ernst & Young LLP were appointed independent auditors of New Hanson on June 16, 2003 and having expressed their willingness to continue in office a resolution proposing their re-appointment will be submitted at the AGM. The independent auditors’ reports are on page 38.

Corporate governance
The Directors are committed to high standards of corporate governance, recognising that Hanson’s good reputation is one of the Company’s most valuable assets. To maintain this reputation Hanson will strive to act in accordance with the laws and customs of each country in which it operates; adopt proper standards of business practice and procedure; operate with integrity; and observe and respect the culture of each country in which it operates. Within adopted business principles, divisional codes of conduct and supporting policies are in place. A code of ethics for the purposes of the Sarbanes-Oxley Act of 2002 (“SOX”) covering Hanson’s Chief Executive, Finance Director and senior financial officers is in place. This code is available on request from the Company Secretary or on Hanson’s website.

The Board is accountable to shareholders for good business governance. The way in which Hanson applies the principles set out in Section 1 of the Combined Code on Corporate Governance (the “Old Code”) is described within this Report of the Directors and in the Remuneration report. Hanson has been in full compliance with the Old Code throughout the year under review. In addition the Board is addressing those few areas where Hanson does not currently fully meet the requirements of the new Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the “New Code”), which will formally apply to Hanson for the year commencing January 1, 2004.

34	Report of Directors

Back to Contents

Report of the Directors continued

As well as being subject to UK legislation and practice Hanson, as a company listed on the NYSE, is subject to the listing requirements of the NYSE and the rules of the SEC. Compliance with the provisions of SOX as it applies to foreign issuers, is continually monitored. Whilst the Directors believe that the group’s corporate governance policies are robust, changes have and will continue to be made to ensure compliance with the rules that are in place at any point in time. Hanson follows UK corporate governance practice which does not differ significantly from the NYSE corporate governance standards except that the Nominations Committee is required to be comprised of a majority, rather than entirely, of Independent Directors and there is no requirement in the UK for a comprehensive code of business conduct and ethics.

The Board of Directors
The Board currently comprises the Chairman, the Chief Executive, two other Executive Directors and five Non-executive Directors. There is a clear separation of the roles of the Chairman and Chief Executive. As Chairman, CDCollins has the responsibility for the running of the Board and for ensuring that all Directors are fully informed of matters relevant to their roles. As Chief Executive, AJMurray has responsibility for implementing the strategy agreed by the Board and for managing the group.

During the year, there was no change in the Chairman’s other commitments. He remains a Non-executive Director of four other public companies, including the role of Non-executive Chairman of Forth Ports PLC.

All of the Non-executive Directors are, in the opinion of the Board, considered to be independent of management and free from any business or other relationships which affect their ability to exercise independent judgement. In the case of SLKeswick and The Rt Hon. Lord Baker of Dorking, the Board considers their effective appointment date as February 24, 1997, being the date of the final demerger which resulted in the current business focused on heavy building materials. S L Keswick is the Senior Independent Director.

The Board considers that the current Non-executive Directors bring a wide range of business and financial experience vital to the successful direction of Hanson as an international force in the heavy building materials industry and provide a solid foundation for good corporate governance, ensuring that no individual or group dominates the Board’s decision making. The Nominations Committee is looking to make a recommendation to the Board on the appointment of new Non-executive Directors. The Rt Hon. Lord Baker of Dorking, who will reach the age of 70 later in the year, will retire from the Board at the AGM in 2005. In order to provide continuity, S L Keswick has agreed to remain on the Board until the end of 2005. Through the Nominations Committee the Board ensures that plans are in place for the succession of Executive and Non-executive Directors.

There were six Board and strategy meetings held during the year and the attendance records of individual Directors is set out below:

Attendance

C D Collins	6

A J Murray	6

G Dransfield	6

J C Nicholls	6

The Rt Hon. Lord Baker of Dorking	6

W F Blount	6

W S H Laidlaw (appointed October 1, 2003)	1

S L Keswick	5

The Baroness Noakes	6

S N Vivian (resigned June 30, 2003)	2

J M Schubert (resigned May 15, 2003)	2

D M Hoare (resigned January 31, 2003)	–

The Board manages overall control of the Company’s affairs with reference to the schedule of matters reserved for its authorisation and approval, review and responsibility. Matters reserved for authorisation and approval include long-term strategy, financial statements and significant changes in accounting policy, dividend recommendations, treasury activities, major acquisitions and disposals, major capital projects or expenditure, appointment of Directors, risk management policies and major changes in the group’s pension arrangements. Matters for which the Board has responsibility include compliance with the group’s environmental and health and safety policies and, as set out below, the group’s system of internal control. Matters which the Board reviews include quarterly results, the group’s management resource planning, charitable donations and the effectiveness of the group’s system of inte rnal control, as set out below.

All Directors are equally accountable for the proper stewardship of the Company’s affairs. The Non-executive Directors have a particular responsibility for ensuring that the business strategies proposed are fully discussed and critically reviewed. This ensures the Directors act in the best long-term interest of shareholders, whilst taking account of the interests of employees, customers, suppliers and the communities in which the businesses operate. The Non-executive Directors also oversee the operational performance of the whole group. To do this they have full and timely access to all relevant information, with updates also provided on governance and regulatory matters affecting the Company. In addition senior executives below Board level are invited, as appropriate, to Board and strategy meetings to make presentations on their areas of responsibility.

As part of the initial induction process for those Directors newly appointed, documents describing the Company and its activities are provided. Site visits are arranged, with Directors also provided with the opportunity and encouragement for training to ensure they are kept up to date on relevant new legislation and best practice and changing commercial and other risks. In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary, PDTunnacliffe, who is responsible for advising the Board, through the Chairman, on all governance matters.

During the year an evaluation of the Board’s effectiveness, including the effectiveness of committees of the Board, was undertaken by the Chairman by way of a written questionnaire to and individual meetings with all Directors. The responses were subject to review by the Board and identified improvements will be introduced in 2004, during which year a similar evaluation process will be undertaken.

As part of the evaluation process, the Chairman considered the performance, including time commitments, of each individual Non-executive Director and concluded that the performance of each continues to be effective.

The Non-executive Directors fulfil a key role in corporate accountability. The remits and membership of the Remuneration, the Nominations and the Audit Committees of the Board are set out below. The terms of reference of these Committees have been reviewed as part of the Company’s overall review of SOX and the New Code.

Remuneration Committee
The Remuneration Committee comprises three independent Non-executive Directors; The Rt Hon. Lord Baker of Dorking (Chairman), W F Blount and The Baroness Noakes. Its role is described in the Remuneration report.

The terms of reference of the Committee are available on request from the Company Secretary or on Hanson’s website.

Report of Directors	35

Back to Contents

Report of the Directors continued

Nominations Committee
The Nominations Committee consists of C D Collins as Chairman, A J Murray and all the Independent Non-executive Directors. The Committee’s revised terms of reference include the review of the structure, size and composition of the Board, with recommendations to the Board on any changes, and planning for the orderly succession of Executive and Non-executive Directors. C D Collins will not chair meetings when the appointment of his successor is being reviewed. During the year, on behalf of the Board, the Committee undertook a search for the appointment of a new Non-executive Director. In conducting this process, the Committee appointed an external search consultancy and met with candidates prior to making a recommendation to the Board, which resulted in the appointment of W S H Laidlaw as a Director of the Company on October 1, 2003. A candidate profile for the search was agreed. It is anticipated that, for the appointment of further Non-executive Directors, a similar procedure will be adopted. Within its terms of reference and membership existing during the year the Committee met in full on a number of occasions, principally in the search for a new Non-executive Director.

Following appointment by the Board, new Directors must submit themselves for election by the shareholders at the AGM following their appointment. Thereafter, subject to the Articles of Association in relation to the re-election of Directors, all Directors are subject to re-election every three years. Recommendations to shareholders on the re-appointment of the Directors is not automatic and is subject to consideration by the Committee, prior to approval by the Board.

The terms of reference of the Committee are available on request from the Company Secretary or on Hanson’s website.

Audit Committee
The Audit Committee comprises three Non-executive Directors; The Baroness Noakes (Chairman), CDCollins and W SH Laidlaw. It meets at least three times a year, with the external auditors in attendance. During the year the Committee met four times and, other than SLKeswick, a member during the year, who was unable to attend two meetings, there was full attendance. It is anticipated that on the appointment of a new Independent Non-executive Director, CDCollins will cease to act as a member of the Committee, and will be replaced by the new Director.

The Finance Director and the Head of Internal Audit attend by invitation and during the year the Committee also met with the external auditors without the presence of management.

The Committee’s duties include recommendations on the appointment of, and an assessment of the independence of, the auditor; pre-approval of audit, review and attest services and permitted non-audit services; ensuring the objectivity and independence of the auditors is maintained; review of the internal audit programme; the establishment of whistleblowing procedures; review of the effectiveness of systems for internal financial control, financial reporting and risk management; the Company’s accounting policies, financial and other reporting procedures; and the review of the Company’s statement on internal control prior to endorsement by the Board.

The Baroness Noakes is identified as the Audit Committee financial expert for the purposes of SOX.

The Committee has reviewed and approved a policy for the provision of audit and non-audit services by the auditors. The policy requires all audit and non-audit services to be approved in advance by the Committee or by a delegated body. The approval process requires full disclosure of the objectives and scope of services to be performed in addition to the fee structure. The Committee reviews all approved services and fees at subsequent meetings.

The terms of reference of the Committee are available on request from the Company Secretary or on Hanson’s website.

Evaluation of disclosure controls and procedures
The Chief Executive and the Finance Director have evaluated the effectiveness of the group’s disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive and Finance Director concluded that the disclosure controls and procedures are effective in all material respects to ensure that material information relating to the group would be made known to them by others within the group.

There have been no significant changes in the group’s internal controls or in other factors that have occured during the period that have materially affected, or are reasonably likely to materially affect, the group’s internal control over financial reporting.

Internal control
The Board recognises that it is responsible for the group’s system of internal control and for reviewing its effectiveness. The Old Code introduced a requirement that the Board reviews the effectiveness of the system of internal control, including financial, operational, compliance and risk management, at least annually. In addition, Internal Control: Guidance for Directors on the Combined Code was published in September 1999, to provide guidance to Directors in respect of this requirement.

The Board confirms that the procedures, which accord with the guidance, have been in place for the year to December 31, 2003 and up to the date of approval of the Annual Report and Form 20-F by the Board. These procedures ensure that the Board is aware of the key risks facing the group and that the system of internal control is regularly reviewed for effectiveness and adequacy. However, such a system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives. In seeking to achieve these objectives, many of which are already features of the existing processes and procedures within the Company, the Board has specifically instituted the following processes, which have been in effect throughout the reporting period and up to the date of approval of the Annual Report and Form 20-F by the Board.

Policies
–	A planning framework which incorporates a four year plan approved by the Board, with objectives for each business unit.
–	A mechanism for reporting weaknesses in internal control systems and for monitoring corrective action.

Processes
–	Appointment of experienced and professional staff, both by recruitment and promotion, of the necessary calibre to fulfil their allotted responsibilities.
–

A comprehensive system of financial reporting to the Board, based on an annual budget with monthly reports against actual results, analysis of variances, scrutiny of key performance indicators and regular re-forecasting.

–	Formal business risk reviews performed by management which evaluate the potential financial and non-financial impacts of identified risks and possible new risk areas, set control, mitigation and monitoring procedures and review actual occurrences identifying lessons to be learnt.
–	Regular treasury reports to the Board which analyse the funding requirements of each class of assets, track the generation and use of capital and the volume of liquidity, measure the group’s exposure to interest and exchange rate movements and record the level of compliance with the group’s funding objectives.
–	Well defined procedures governing the appraisal and approval of investments including detailed investment and divestment approval procedures incorporating appropriate levels of authority and regular post investment reviews.

36	Report of Directors

Back to Contents

Report of the Directors continued

Verification
–	An internal audit function within the business operations which undertakes periodic examination of business units and processes and recommends improvements in controls to management.
–	The external auditors who are engaged to express an opinion on the Annual Report and Form 20-F.
–	An Audit Committee of the Board, consisting of Non-executive Directors, which considers significant control matters and receives reports on internal controls from both the internal and external auditors on a regular basis.
–	A Risk Committee of the Board, consisting of the Chief Executive, Finance Director, Legal Director and other senior financial executives, which monitors and reviews significant financial and non-financial risk.

Internal Audit
Each major operating division has internal audit capability and these are co-ordinated centrally by the Head of Internal Audit. The Board, whilst satisfied that it is adequate, believes that further development of the internal audit capability will continue, necessitated in part by the growing demands of the regulatory environment.

Going concern
The Directors confirm that, after making appropriate enquiries, they have a reasonable expectation that Hanson has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the accounts.

Directors’ responsibilities for the accounts
Company law requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the group and of the profit or loss of the group for that year. In preparing these accounts, the Directors consider that they have: selected suitable accounting policies, and applied them consistently; made judgements and estimates that are reasonable and prudent; and followed applicable UK accounting standards.

The Directors are responsible for ensuring that the group keeps proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and enable them to ensure that the accounts comply with the Companies Act 1985. They are responsible for taking reasonable steps to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

A copy of the Annual Report and Form 20-F of the Company is placed on the Company’s website. The Directors are responsible for the maintenance and integrity of statutory and audited information on the Company’s website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

By order of the Board
Paul Tunnacliffe
Company Secretary
February 19, 2004

Registered office
1 Grosvenor Place
London SW1X 7JH

Registered in England and Wales (No. 4626078)

Report of Directors	37

Back to Contents

Independent auditors’ reports

To the members of Hanson PLC
We have audited the group’s financial statements for the year ended December 31, 2003, which comprise the consolidated profit and loss account, consolidated balance sheet, company balance sheet, consolidated cash flow statement, statement of total recognised gains and losses, reconciliation of movements in shareholders’ funds, the accounting policies and the related notes 1 to 33. These financial statements have been prepared on the basis of the accounting policies set out herein. We have also audited the information in the Directors’ remuneration report that is described as having been audited.

Respective responsibilities of Directors and auditors
The Directors’ responsibilities for preparing the Annual Report and Form 20-F, the Directors’ remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Directors’ responsibilities for the accounts, included in the Report of the Directors.

Our responsibility is to audit the financial statements and the part of the Directors’ remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors’ remuneration and transactions with the group is not disclosed.

We review whether the corporate governance statement, included in the Report of the Directors, reflects the Company’s compliance with the seven provisions of the combined code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited financial statements. This other information comprises the Report of the Directors (including the corporate governance statement), Chairman’s statement, unaudited part of the Directors’ remuneration report and the operating and financial review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ remuneration report to be audited.

Opinion
In our opinion:
–	the financial statements give a true and fair view of the state of affairs of the Company and of the group as at December 31, 2003 and of the profit of the group for the year then ended; and
–	the financial statements and the part of the Directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
February 19, 2004

To the members of Hanson PLC
We have audited the accompanying consolidated balance sheets of Hanson PLC as at December 31, 2003 and 2002, and the related consolidated profit and loss account, consolidated cash flow statement, statement of total recognised gains and losses and reconciliation of movements in shareholders’ funds for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanson PLC at December 31, 2003 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States of America (see note 33 of notes to the accounts).

Ernst & Young LLP
London
February 19, 2004

Ernst & Young LLP is required to conduct audit procedures under auditing standards which differ in some respects between the UK and the US.
In response to this and the differing legal and regulatory requirements in the UK and the USA, separate UK and USA opinions are provided, clarifying the applicability of each set of procedures to the information provided.

38	Independent auditors’ reports

Back to Contents

Remuneration report

Remuneration Committee membership and terms of reference
The Remuneration Committee (the “Committee”) is comprised exclusively of Independent Non-executive Directors and its members are: The Rt Hon. Lord Baker of Dorking CH (Chairman), W F Blount and The Baroness Noakes DBE.

The role of the Committee is to consider and make recommendations on the framework of executive remuneration (the “policy”) for approval by the Board. In accordance with the policy agreed, the Committee will consider, recommend as appropriate and approve the conditions of service of the Chairman, the Executive Directors and the Company Secretary, including the duration of any service agreements, and the emoluments and other benefits payable under such agreements, including pension entitlements and participation in incentive arrangements. It also recommends and monitors the level and structure of remuneration for senior management and oversees the Company’s and Old Hanson’s long term incentive plans and option schemes. During the year under review, other than from its independent adviser, the Committee also sought the assistance of the Chairman, the Chief Executive and the Company Secretary on matters relating to remuneration.

There were four meetings held by the Committee during the year and all members attended each meeting. No member of the Committee has any personal financial interest, other than as a shareholder, in the matters to be decided or for the day-to-day management of the business. The Chairman, Chief Executive and the Company Secretary were present at meetings of the Committee but the Chief Executive and the Company Secretary were excluded when the Chief Executive’s performance and remuneration were being discussed.

Committee members receive fees as Non-executive Directors including a fee for acting as a Committee member, but do not receive any pension entitlements nor any short and long-term performance related incentives.

The fees payable to Independent Non-executive Directors are determined by the Board as a whole within the limits set by the articles of association. The Independent Non-executive Directors do not participate in or vote on any discussion relating to their own remuneration.

The Committee appointed Mercer Human Resource Consulting (“Mercer”) to act on behalf of the Committee in providing independent market information and remuneration advice on an ongoing basis. Mercer also provides actuarial and consulting services to the Company.

Remuneration policy
Hanson operates in competitive and international markets. To continue to compete successfully it is essential that the Company attracts, develops, retains and motivates talented high-calibre Executive Directors in the best interests of shareholders. To ensure that its remuneration rates are competitive, whilst not being excessive, the Committee keeps remuneration under regular review in light of emerging best practice.

The remuneration policy is designed to provide packages, which take account of individual performance:
i)	in the knowledge of what comparable, in terms of size and complexity, UK and international companies are paying;
ii)	in the context of packages offered throughout Hanson; and
iii)	to include short and long-term performance related elements, potentially a significant portion of total rewards, to motivate the highest performance and to align the interests of the Executive Directors and shareholders.

Share incentives are considered to be an important part of the incentive policy for Executive Directors. While there is no specific shareholding requirement for Executive Directors, shares arising from share based incentive plans are expected to be retained.

Basic salary
In setting the basic salary for each Executive Director, the Committee reviews relevant market data and considers the Director’s experience, performance and responsibilities. Basic salaries are generally reviewed on an annual basis or following a significant change in responsibilities. The reporting structure having been further simplified in 2003, no direct successor for SNVivian’s former role as Chief Executive of Hanson Building Materials Europe has been appointed, thus reducing the number of Executive Directors from four to three, which results in a lower level of overall Executive Director remuneration.

Annual bonus scheme
The annual bonus scheme for the Executive Directors and other senior executives is aligned with changes in shareholder value through the economic value added methodology. The main principle of economic value added is to recognise that over time a company should generate returns in excess of its operating costs and the cost of capital – the return that lenders and shareholders expect of the Company each year.

The annual bonus scheme is calibrated by reference to target levels of bonus. Each year the participant receives one-third of an accumulated bonus bank, which is updated for the year’s performance compared to target. The bonus bank has two main functions; firstly it ensures that individuals do not make short-term decisions such as deferring essential expenditure from one year to the next and receive a bonus for doing so. Secondly, the bonus bank can help as a retention tool. The Committee conducted a full review of the annual bonus scheme arrangements for the Executive Directors during 2003 and endorsed the existing arrangements.

For 2003, the target level of bonus for A J Murray was 62.5% of basic salary, for J C Nicholls 50% of basic salary and for G Dransfield 37.5% of basic salary.

The group’s overall economic value added performance determined the bonus bank addition for the Executive Directors in 2003 and will also determine the bonus bank addition or deduction for them in 2004. The bonuses paid in respect of the year to December 31, 2003 to the Executive Directors are set out in the table of Directors’ remuneration on page 43.

Performance targets under the annual bonus scheme, based on improvements in economic value added, are set by the Committee, after taking advice from Mercer.

Bonuses payable to Executive Directors are not pensionable.

Remuneration report	39

Back to Contents

Remuneration report continued

Long Term Incentive Plan (“LTIP”)
Executive Directors and certain senior executives and managers from the Company’s worldwide operations participate in the LTIP. Under this plan, participants are conditionally awarded shares in the Company at nil cost with the proportion of those shares which may vest subject to the achievement of performance targets over a performance period set by the Committee.

In 2003 a conditional award of shares was made to A J Murray of 150% of basic salary and to the other Executive Directors of 100% of basic salary. The conditional awards made in 2003 are subject to performance criteria and the Committee determined that 50% of the conditional award should be subject to the attainment of an economic value added target and 50% to a total shareholder return (“TSR”) target. TSR is the aggregate of share price growth and dividends paid on the assumption that such dividends are reinvested in Hanson shares during the performance period. The Remuneration Committee selected these performance measurements as it believed they correlate clearly with the creation of shareholder value.

For the conditional award made in 2003, the economic value added target requires an improvement in economic value added over a period of three years based on the results for the year to December 31, 2002. For this measurement, a linear vesting schedule applies in order that only a small proportion of the award will vest at the minimum performance level with the maximum award vesting only on the achievement of substantial performance improvement. A similar economic value added target is in place for the awards made in 2001 and 2002. On attaining the minimum economic value added improvements of £10.6m for the 2001 award, £8.8m for the 2002 award and £13.4m for the 2003 award, 25% of the respective awards, subject to the economic value added measurement criteria, will vest. 100% of the awards subject to this measurement will vest on the attainment of economic value added improvements of £28.4m, £23.4m and £35.6m for the 2001, 2002 and 2003 awards, respectively.

For the TSR measurement in 2003 (and similarly for the awards made in 2001 and 2002), the conditional awards made will vest only if Hanson achieves a TSR over the three-year performance period, from the date of the award in March 2003, which is greater than the TSR achieved by at least 50% of the members of a comparator group of international building materials companies at the date of the award (the “comparator group”). If so 30% of the award will vest. All of the award will vest if the Company achieves a TSR over the performance period which is greater than that achieved by 80% of the comparator group over the same period. Between these two points the award will vest in the proportion of 2.33% of the award for each 1% improvement in the Company’s ranking.

In 2001, the comparator group consisted of 22 companies, including Hanson. These included 10 UK building materials companies in the FTSE350 Index (Aggregate Industries, BPB, Hanson, Hepworth, Novar, Pilkington, RMC, Travis Perkins, Ultraframe and Wolseley), six European building materials companies in the Euro Top 300 Index (CRH, Dyckerhoff, Heidelberger, Holcim, Lafarge and Wienerberger), four US businesses (Florida Rock, Martin Marietta, Texas Industries and Vulcan) and two Australian building materials companies (Boral and CSR).

In 2002 and 2003, Hepworth was removed from the comparator group following takeover. Additionally, following the demerger of Rinker Group Limited from CSR in March 2003, the performance measurement of the comparator group for the 2001, 2002 and 2003 awards has been modified to incorporate Rinker using the methodology of re-investing a notional holding of CSR shares in Rinker from April 1, 2003 onwards.

There is no retesting of performance under either the economic value added measurement or the TSR measurement.

The table below shows the conditional interests in Hanson shares of Executive Directors relating to awards made under the LTIP in 2001, 2002 and 2003. For the conditional award made in 2000 for Executive Directors, 100% of the award was subject to a TSR performance measurement criteria for the three-year performance period. Hanson’s TSR performance criteria ranked below 50% of the members of the comparator group for the 2000 award and, therefore, none of the shares subject to this award vested.

	Balance at	Awarded	Vested	Lapsed	Balance at
	Jan 1, 2003	during year	during year	during year	Dec 31, 2003

A J Murray	446,847	278,926	–	79,821	645,952

G Dransfield	185,954	103,306	–	59,712	229,548

J C Nicholls	188,464	127,410	–	57,890	257,984

S N Vivian (see note 1 below)	177,784	110,192	–	129,684	158,292

Notes
1)	S N Vivian left Hanson on June 30, 2003. He retained an entitlement to a proportion (based on the period of employment) of the conditional shares awarded to him under the LTIP. The awards outstanding at the date of leaving remained subject to the performance conditions as outlined above.
2)	The relevant market price at the time of the conditional award in 2003 was 290.4p per share.
3)	During the period January 1, 2004 to February 19, 2004 there was no change in the interests of Executive Directors in the LTIP.

From and including awards made in 2000 under the LTIP, the performance measurement has been the same for all participants. However, the awards for the operating company participants in prior years were based on cash returns on cash invested, with vesting determined by a proportion (one-third) of an accumulated bonus bank. Following the vesting of the 1999 award in 2002, due to the performance of Hanson Building Materials America over the period 1997 to 2000, excess amounts remained in the accumulated bonus banks of some participants, including A J Murray. The excess in his bonus bank amounted to $709,234, appreciated by any increase in the share price above 349.8p, being the relevant price at the time of the 2000 LTIP award. Based on a share price of 406.5p on September 22, 2003, the third anniversary of the 2000 LTIP award, A J Murray received a cash payment of $824,196.

Conditional awards under the LTIP will usually be made annually. In 2004 it is proposed that the conditional award to A J Murray will not exceed 150% of basic salary and for the other Executive Directors will not exceed 100% of basic salary.

Awards vesting under the LTIP are not pensionable.

40	Remuneration report

Back to Contents

Remuneration report continued

Share Option Plan
Executive Directors and a selected number of senior executives from the Company’s worldwide operations participate in the Share Option Plan. Under this Plan, participants are granted options over a number of Hanson shares but the proportion of those shares under option which may be exercised is subject to the achievement of performance targets over a three-year performance period set by the Remuneration Committee. To the extent an option or part of an option becomes capable of being exercised at the end of the three-year performance period it will ordinarily remain exercisable at any time up to 10 years from the date of grant.

The economic value added and TSR performance targets for the conditional options granted to Executive Directors in the years ending December 31, 2001, 2002 and 2003 were the same as for the awards made in 2001, 2002 and 2003 under the LTIP, as detailed above, with no retesting.

The conditional options granted to Executive Directors under the Share Option Plan are shown below:

						Weighted
	Balance at	Granted	Lapsed	Exercised	Balance at	average
	Jan 1, 2003	during year	during year	during year	Dec 31, 2003	exercise price

						pence

A J Murray	–	232,438	–	–	232,438	290.4

G Dransfield (see note 1 below)	126,242	–	–	–	126,242	467.4

G Dransfield	–	103,306	–	–	103,306	290.4

J C Nicholls (see note 1 below)	130,574	–	–	–	130,574	467.2

J C Nicholls	–	127,410	–	–	127,410	290.4

S N Vivian (see notes 1 and 2 below)	124,182	–	14,898	–	109,284	467.8

S N Vivian	–	110,192	61,184	–	49,008	290.4

Notes
1)	In respect of options with exercise prices greater than the market price at December 31, 2003 of 410.25p per ordinary share.
2)	S N Vivian left Hanson on June 30, 2003. He retained an entitlement to a proportion (based on the period of employment) of the conditional options granted to him under the Share Option Plan. The grants outstanding at the date of leaving remained subject to performance criteria as outlined above. To the extent the options become capable of being exercised, these must be exercised within one year of such time or they will lapse. The balance shown as outstanding at December 31, 2003 is that as at date of leaving.
3)	During the period January 1, 2004 to February 19, 2004 there were no changes in the interests of Executive Directors in options under the Share Option Plan.

Under the Black-Scholes option valuation model, on the basis of the Company’s three-year share price performance, the value of an option over an ordinary share at the date of grant was equal to approximately 35% of the share’s current market value. On this basis, with no discount to the Black-Scholes value because of the application of performance conditions on exercise, the conditional options granted during 2001, 2002 and 2003 at 100% of basic salary had a Black-Scholes value, at the date of grant, of about 35% of basic salary in each case. The market price at December 31, 2003 was 410.25p per ordinary share, which compares to the exercise prices of the conditional options granted in 2001, 2002 and 2003 at prices of 473.3p, 461.75p and 290.4p per share respectively.

Grants of conditional options under the Share Option Plan are considered annually in conjunction with the awards to be made under the LTIP. In 2004 it is proposed that the conditional option grant to A J Murray will not exceed 125% of basic salary and for the other Executive Directors will not exceed 100% of basic salary.

Any gains made under the Share Option Plan are not pensionable.

Executive Share Option Schemes
Options to subscribe for Hanson ordinary shares granted to Directors under the Executive Share Option Schemes are shown below. No performance conditions apply to the right to exercise the options granted and no further grants will be made under these schemes, the last grant having been made to Directors and other participants in December 1995.

			Surrendered				Weighted	Range of
	Balance at	Lapsed	for cash	Exercised	Balance at		average	exercise
	Jan 1, 2003	during year	during year	during year	Dec 31, 2003	*	price	dates

							pence

C D Collins (see notes 1 and 2 below)	123,068	–	–	–	123,068		436.7	01/97-12/04

C D Collins	39,872	–	–	–	39,872		356.4	12/98-12/05

A J Murray (see notes 1 and 2 below)	60,977	13,858	–	–	47,119		443.7	01/97-12/04

A J Murray	72,834	–	–	–	72,834		356.4	12/98-12/05

G Dransfield (see notes 1 and 2 below)	115,307	–	–	–	115,307		429.5	01/97-12/04

G Dransfield	69,112	–	–	–	69,112		356.4	12/98-12/05

S N Vivian (see notes 1, 2 and 3 below)	54,327	–	–	–	54,327		443.9	01/97-06/04

*Or date of leaving Hanson, if earlier

Notes
1)	In respect of options with exercise prices greater than the market price at December 31, 2003 of 410.25p per ordinary share.
2)	Options held by C D Collins, A J Murray, G Dransfield and S N Vivian over 42,685, 21,065, 28,272 and 24,392 ordinary shares respectively granted on January 14, 1994 at a subscription price of 482.6p per share lapsed on January 13, 2004.
3)	S N Vivian left Hanson on June 30, 2003. The outstanding options, which had exercise prices ranging from 412.3p to 482.6p, must be exercised within one year of his leaving (or the expiry date of the option, if earlier) or they will lapse.
4)	Other than as highlighted in note 2 above, during the period January 1, 2004 to February 19, 2004 there were no changes in the interests of Directors in options under the Executive Share Option Schemes.

Any gains made under the Executive Share Option Schemes are not pensionable.

Remuneration report	41

Back to Contents

Remuneration report continued

Sharesave Scheme
Many Hanson employees in the UK have built up an equity interest in the group’s business through the UK Inland Revenue approved savings related Sharesave Scheme. Options may be granted at a discount of up to 20% to the market price at the date of grant. The term of options granted could be from three to seven years and any option is conditional on a commitment by the participant to make regular savings from pay. The savings are held by an independent Sharesave provider to buy shares at the end of the option period. The exercise of options under the Sharesave Scheme can be satisfied by the issue of new shares or the transfer of existing shares. At December 31, 2003, there were approximately 2,700 participants in the Sharesave Scheme. The options granted to Executive Directors under the Sharesave Scheme are shown in the table below:

	Balance	Granted				Market price	Balance	Weighted	Range of
	at Jan1,	during	Lapsed	Exercised	Exercise	at date of	at Dec 31,	average	exercise
	2003	year	during year	during year	price	exercise	2003	exercise price	dates

					pence	pence		pence

A J Murray	2,971	–	–	–	–	–	2,971	318.00	12/05-05/06

G Dransfield	5,702	–	–	2,603	265.00	406.375	3,099	318.00	12/07-05/08

J C Nicholls	2,263	–	–	–	–	–	2,263	428.00	12/04-05/05

S N Vivian (see note 1 below)	5,165	–	4,458	–	–	–	707	318.00	07/03-12/03

Notes
1)	In accordance with the rules of the Sharesave Scheme, on leaving Hanson on June 30, 2003, S N Vivian retained an option over 707 shares outlined in the table above. The option was capable of being exercised for a period of six months following his leaving Hanson. The balance of his option lapsed on the date he left Hanson.
2)	No options were granted under the Sharesave Scheme during the year.
3)	During the period January 1, 2004 to February 19, 2004 there were no changes in the interests of Executive Directors in the Sharesave Scheme.

Any gains made under the Sharesave Scheme are not pensionable.

The total gains made by Directors on options exercised or surrendered for cash under the Executive Share Option Schemes, Share Option Plans and the Sharesave Scheme during the year were £3,680 (£95,936).

The range of the market quotations for Hanson ordinary shares, as derived from the London Stock Exchange Daily Official List, during the period January 1 to December 31, 2003 was 256.75p to 436.75p.

Performance review
The following graph shows the TSR performance of the Company and that of the FTSE Construction & Building Materials Index over the five-year period to December 31, 2003. This index has been selected as it is a broad equity index of which Hanson is a constituent company.

Total shareholder return (1999-2003)
Hanson – return index (rebased)

	1999	2000	2001	2002	2003

March	116.40	96.31	90.63	122.35	73.51

June	120.28	102.82	119.74	110.38	83.56

September	100.72	84.00	109.82	75.36	95.61

December	111.70	102.27	109.42	65.82	102.88

Total shareholder return (1999-2003)
FTSE CBM Index – return index (rebased)

	1999	2000	2001	2002	2003

March	119.14	116.01	146.20	184.66	136.82

June	132.22	124.39	159.39	174.75	168.62

September	121.14	116.51	141.43	140.74	189.29

December	126.29	139.26	160.76	133.14	202.61

Service contracts
The Chairman is employed on a service contract, entered into on February 22, 1999 (as subsequently amended), which is terminable at any time by Hanson or the Chairman on giving 52 weeks’ notice. Termination payment is limited to the Chairman’s annual salary and benefits.

The Executive Directors are all employed on rolling service contracts, entered into on March 1, 1999 (as subsequently amended), which are terminable at any time by Hanson on giving 52 weeks’ notice or by the Director giving six months’ notice. Termination payments are limited to the Director’s normal compensation, including basic salary, annual incentives and benefits, for the unexpired portion of the notice period. Pensionable service will also accrue for the unexpired portion of the notice period. In the event that Hanson terminates the service contracts the unexpired portion of the notice period will count towards the calculation of entitlements under the Company’s LTIP and Share Option Plan; these awards would remain subject to their performance conditions, however.

Apart from the Chairman, no Non-executive Directors have service contracts with Hanson. Each is appointed at the will of the Company and the Non-executive Director concerned under the terms of an appointment letter.

External appointments
The Company acknowledges that its Executive Directors may be invited to become Non-executive Directors of other leading companies and that such non-executive duties can broaden experience and knowledge to the benefit of Hanson. Executive Directors are limited to one such non-executive position and the policy is that fees may be retained. Currently no such non-executive positions are held by any of the Executive Directors.

42	Remuneration report

Back to Contents

Remuneration report continued

Pensions
The Chairman and the Executive Directors are members of defined benefit plans (the “pension plans”) which, in accordance with Inland Revenue limits, provide them with a maximum pension of two-thirds of basic salary on retirement. The pension plans are contributory, until such time as the Director has completed the maximum pensionable service allowed under the pension plan, to the extent of 5% of pensionable salary (which does not include bonuses). The Executive Directors have a normal retirement age of 60, with the right to receive early retirement pensions to be paid from age 55 in certain circumstances.

The following table gives details for each Executive Director of:
–	the increase in the accrued pension attributable to service since December 31, 2002.
–	the increase in the accrued pension net of inflation attributable to service since December 31, 2002.
–	the annual accrued pension payable from normal retirement age, calculated as if he had left service at December 31, 2003.
–	the transfer value of the increase of the accrued pension net of inflation and the Director’s contributions calculated in accordance with actuarial guidance note GN11.
–	the transfer value of the accrued pension at December 31, 2002, calculated in accordance with actuarial guidance note GN11.
–	the transfer value of the accrued pension at December 31, 2003, calculated in accordance with actuarial guidance note GN11.
–	the change in the transfer value over the year net of the Director’s contributions. It includes the effect of fluctuations in the transfer value due to factors beyond the control of Hanson and the Directors, such as market movements.

These amounts exclude any benefits attributable to additional voluntary contributions.

				Transfer
				value of
	Gross	Increase in	Accrued	net increase	Transfer	Transfer		FURBS
	increase in	accrued	pension at	in accrued	value as	value as	Change in	contribution
	accrued	pension net	Dec 31,	pension	at Dec 31,	at Dec 31,	transfer	(see note
	pension	of inflation	2003	earned in year	2002	2003	value	2 below)

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

A J Murray	65	54	296	1,016	4,330	5,745	1,387	–

G Dransfield (see note 3 below)	–	(10)	200	(199)	3,866	3,988	122	–

J C Nicholls	4	3	25	44	314	421	102	134

S N Vivian (see note 4 below)	20	14	135	215	1,225	2,147	914	–

Notes
1)	No additional pension accrued to C D Collins, who reached his normal retirement age under the pension plan prior to the start of the year.
2)	Directors who joined the pension plans after May 1989 are subject to the earnings cap (currently £99,000) on Inland Revenue approved pension plans. It is Hanson’s current policy to provide executives with appropriate benefits outside the pension plan in relation to that part of their salary which exceeds the cap. The contributions made during the year were subject to income tax as a benefit in kind and the Director concerned (J C Nicholls) was liable to settle the tax liability himself.
3)	G Dransfield completed the maximum pensionable service allowed under the pension plan and did not accrue any further pension over the year.
4)	S N Vivian left Hanson on June 30, 2003. The transfer value as at December 31, 2003 is in respect of his preserved entitlement.
5)	In anticipation of the implementation of the UK Government’s proposed simplification of the taxation of pensions, a review of the impact of the proposals on all employees, including the Directors, will be undertaken during 2004.

Directors’ remuneration
Remuneration of each Director, excluding pensions, during the year ending December 31, 2003:

							2003	2002

			Benefits (see note 1		2003	2002	LTIP vested (see note 2
	Salary/	Annual		Termination
	fees	bonus	overleaf)	payments	Total	Total	overleaf)	LTIP vested

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

C D Collins	170	–	16	–	186	183	–	–

A J Murray	560	279	101	–	940	838	494	175

G Dransfield	300	104	19	–	423	468	–	–

J C Nicholls	370	172	74	–	616	574	–	–

S N Vivian (see note 3 overleaf)	160	30	9	555	754	500	–	42

The Rt Hon. Lord Baker of Dorking CH	46	–	–	–	46	44	–	–

W F Blount	39	–	–	–	39	36	–	–

D M Hoare (see note 4 overleaf)	3	–	–	–	3	33	–	–

S L Keswick	51	–	–	–	51	56	–	–

W S H Laidlaw (see note 4 overleaf)	10	–	–	–	10	–	–	–

The Baroness Noakes DBE	51	–	–	–	51	38	–	–

J M Schubert (see note 4 overleaf)	13	–	–	–	13	33	–	–

Total	1,773	585	219	555	3,132	2,803	494	217

Remuneration report	43

Back to Contents

Remuneration report continued

Directors’ remuneration continued
Notes
1)	Benefits include the provision of a company car (or cash allowance), health insurance, life cover, accommodation allowance (for A J Murray) and cash in lieu of pension allowance (for J C Nicholls). For A J Murray, in accordance with the Company’s policy of tax equalisation for executives posted overseas, this also includes the reimbursement of the tax paid by Mr Murray to the Internal Revenue Service of the United States as a consequence of his membership of the UKpension plan.
2)	As outlined above A J Murray, along with other executives participating in the HBMA LTIP, received a cash payment totalling $824,196. The amount shown in the table on page 43 is after translating this to £ sterling based on the exchange rate on the date of payment, October 15, 2003.
3)	S N Vivian left Hanson on June 30, 2003. Under the terms of his service contract Hanson was obliged to compensate him for loss of office as reflected under the heading ‘Termination payments’.
4)	D M Hoare and J M Schubert resigned as Directors on January 31 and May 15, 2003 respectively and W S H Laidlaw was appointed to the Board on October 1, 2003.

No remuneration was paid to former Directors during the year to December 31, 2003.

Directors’ interests in ordinary shares
The interests of the Directors, who held office at December 31, 2003, in Hanson ordinary shares on January 1, 2003 (or date of appointment, if later) and December 31, 2003 (excluding options granted under the Share Option Plan, the Executive Share Option Schemes and the Sharesave Scheme, details of which are shown on pages 41 to 42) are as set out below. The shares shown as being held at January 1, 2003 were shares in Old Hanson and at December 31, 2003, following the Scheme and capital reduction, were shares in New Hanson.

			Conditional interest
			under LTIP

	Dec 31,	Jan 1,	Dec 31,	Jan 1,
	2003	2003	2003	2003

C D Collins	133,069	133,069	–	–

A J Murray	198,661	198,661	645,952	446,847

G Dransfield	118,834	116,231	229,548	185,954

J C Nicholls	55,715	55,715	257,984	188,464

The Rt Hon. Lord Baker of Dorking CH	3,625	3,625	–	–

W F Blount	1,000	1,000	–	–

S L Keswick	5,000	5,000	–	–

W S H Laidlaw	20,000	20,000	–	–

The Baroness Noakes DBE	7,600	7,600	–	–

C D Collins also held a non-beneficial interest in 6,875 ordinary shares at January 1, 2003. The shares were sold during the year by family trusts of which Mr Collins is a trustee.

The Company is not aware of any changes in these interests since December 31, 2003 and no Director had any other notifiable interest in the securities of Hanson or any subsidiary undertaking during the year. The Register of Directors’ Interests (which is open to inspection at the Company’s registered office) contains full details of Directors’ share and share option interests.

The cumulative shareholdings of the Directors represent less than 1% of the Company’s outstanding ordinary shares.

Auditable information
The information in the remuneration report subject to audit is limited to that in the tables and related notes included in the sections on Directors’ remuneration, LTIP, share options and pensions.

By order of the Board
Paul Tunnacliffe
Company Secretary
February 19, 2004

44	Remuneration report

Back to Contents

Risk factors

Our business, financial condition and results of operations, and consequently the price of the ordinary shares and the amount of timing of any dividends that we pay, will be influenced by a range of factors, many of which are beyond the control of Hanson and its Board. The risk factors set out below and the other information in the Annual Report and Form 20-F should be considered carefully. There may be other risks which are not known to the Company or which may not be material now but could turn out to be material.

Changes in economic conditions could have a material adverse effect on the level of demand for Hanson’s products.
Our performance is affected significantly by changes in economic conditions, both globally and in the particular countries in which we conduct our operations, especially in the USA and the UK where we have our most significant operations. The demand for our products, which are mainly aggregates, concrete products, asphalt, clay bricks and ready-mixed concrete, is closely linked to general economic conditions in each of the territories in which we operate. As a result, depressed economic conditions could have an adverse effect on demand for, and pricing of, our products, which could result in reduced sales and reduced profits.

Changes in Government policy or legislation could significantly affect Hanson’s regulatory compliance and other operating costs and Hanson’s ability to establish additional aggregates reserves.
Our performance is affected significantly by national and/or local Government policy and legislation in the regions and territories in which we operate.

Many of our products are subject to Government regulation in various jurisdictions regarding their production and sale, and our operating units are subject to extensive regulation by national and local agencies concerning such matters as zoning and environmental and health and safety compliance. Numerous governmental permits and approvals are required for our operations. We believe that our operating units are currently operating in substantial compliance with, or under approved variances from, various national and local regulations in all applicable jurisdictions. In the past, our subsidiaries have made significant capital and maintenance expenditures to comply with zoning, water, air and solid and hazardous waste regulations, and these subsidiaries may be required to do so in the future.

The existence of these national and local regulations in many jurisdictions in which we operate also means that it is often difficult to establish new greenfield aggregates reserves in areas where demand would justify the capital expenditure required.

Changes in governmental regulations and the imposition of industry related taxes such as the Aggregates Levy in the UK could increase our operating costs.

Changes in governmental policy or legislation relating to public works expenditure and housing could have a material adverse effect on the levels of demand for Hanson’s products.
National governments’ policies with regard to the development of transport infrastructure and housing have a significant effect on demand for our products and, as a result, our profitability. For instance, the US Federal Government has yet to approve SAFETEA, the successor to TEA-21, which earmarks federal funds to be supplemented by state funds in the USA to improve the highway network. We expect these funds to contribute to demand for our products in the USA, but we cannot be certain as to how much, if any, of these funds will be deployed for improvements to the highway network. Decreases in governmental funding or in the allocation of those funds for transport infrastructure and housing projects could reduce the amount of money available for spending on our products, potentially thereby reducing sales and profits.

Hanson is subject to potential liabilities arising out of former businesses and activities.
Former and existing subsidiaries have engaged in businesses and activities, unrelated to the business and activities presently being carried on by us, which give rise to bodily injury and property damage claims concerning environmental and health issues. Claims and lawsuits have been filed against these subsidiaries, either directly or as a result of indemnity obligations, relating to products incorporating asbestos, coal by-products and chemicals, in particular for the wood treating industry.

With respect to asbestos related claims, the Company’s approach to accounting for the asbestos claims against its US subsidiaries is to provide for those costs of resolution which are both probable and estimable. The costs of resolving possible claims are accounted for as contingent liabilities. At present, based on detailed analysis and the assumptions in the contingency note 27, the provision for those costs which are both probable and estimable equates to approximately eight years of gross cost at current levels. Whilst further claims are likely to be resolved beyond this eight year period, the associated costs of resolution are not able to be estimated and hence no provision has been made to cover these possible liabilities.

Factors which could cause actual results to differ from these estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against the Company’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the Company’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against the Company’s US subsidiaries, and (viii) potential legislative changes.

In light of such factors, the liability of the Company’s US subsidiaries for resolving asbestos claims may be materially different from current estimates and the impact of such claims might have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, the Company does not expect that the liability and costs associated with its asbestos claims will have such a material adverse effect and, even assuming a material deterioration in current trends, on the evidence available to it the Company does not expect that such claims would impact the ability of the Company to continue as a going concern.

With respect to claims involving coal by-products and chemicals, we have not entered into a material settlement or been subject to a material adverse judgment since the Demergers (as described below). Nevertheless, in light of the uncertainties involved in litigation and in particular in the USA, where there is the added potential for punitive damages, one or more of our US subsidiaries may be required to participate in settlements or be subject to judgments in future, the impact of which may be material on our financial condition, results of operations and cash flow.

Four companies into which former Hanson businesses were demerged agreed in connection with their respective Demergers to indemnify us against liabilities of the businesses transferred to these companies. We have not incurred any liability in respect of any claim that related to the above-mentioned businesses demerged by it, any such liability being borne by the relevant demerged company without liability to us.The Energy Group plc, one of the demerged companies, was acquired by TXU Corp. in 1998. In November 2002, TXU Corp. announced that several of TXU Corp.’s UK subsidiaries had been placed under the administrative process in the UK (similar to bankruptcy proceedings in the USA), including The Energy Group plc. The Energy Group plc is therefore unlikely to be able to fulfil its indemnification obligations to Hanson if it were required to do so. We are, however, not aware of any claim against us or our subsidiaries that would give rise to an indemnity obligation on the part of The Energy Group plc.

Risk factors	45

Back to Contents

Risk factors continued

Hanson’s acquisition strategy may be unsuccessful due to an inability to identify suitable acquisition targets and to integrate acquired companies into its business.
We plan to continue making selective acquisitions to strengthen, develop and expand our existing aggregates, ready-mixed concrete, concrete products, asphalt and clay brick activities.

The successful implementation of our acquisition strategy depends on a range of factors, including our ability to identify appropriate opportunities, complete acquisitions and achieve an acceptable rate of return from those acquisitions, including past acquisitions.

There may also be substantial challenges or delays in integrating and adding value to the businesses we acquire. In addition, the costs of integration, which are not presently capable of being estimated, could be material and the projected synergies resulting from such acquisitions may not be realised. Material costs or delays in connection with the integration of the operations that we acquire or the inability to realise synergies from those acquisitions could result in increased expenditure and, consequently, reduced profitability and rates of return for us from such acquisitions.

Hanson operates in an extremely competitive market.
Most, if not all, of the markets in which we operate are extremely competitive. The competitive environment in which we operate can be significantly affected by local factors, such as the number of competitors and production capacity in the local market, the proximity of natural resources to the local market and economic conditions and product demand in the local market. The pricing policies of competitors and the entry of new competitors in the local markets in which we operate can have an adverse effect on demand for our products and on the results of our operations and profitability.

Disruption to or increased costs of the supply of materials, energy and fuel to Hanson could significantly reduce Hanson’s profitability.
We are a significant purchaser of materials, including cement for use in our ready-mixed concrete and concrete products operations, bitumen for use in our asphalt activities, gas and other energy supplies for use in our cement and brick manufacturing operations and fuel for the processing and transport of our products. The non-availability of power, as has existed in certain parts of the USA, can materially disrupt our operations in those regions. The cost of such materials, energy and fuel fluctuates, sometimes by material amounts, and increases in the costs of such materials, energy and fuel or their non-availability, could significantly impact our operating costs and consequently reduce profitability.

Inclement weather conditions could significantly impact levels of construction activity and hence demand for Hanson’s products.
Extended periods of inclement weather, especially periods of heavy or sustained rainfall during peak construction periods during the year, can result in a material reduction in demand for our products at important times, as well as impact our ability to produce our products, and consequently result in reduced revenues and profits.

Hanson is subject to risks relating to changes in exchange rates.
In the year ended December 31, 2003, approximately 68% of our pre-exceptional operating profit (including joint-ventures and associates) was earned in currencies other than pounds sterling and a significant portion of our revenue is denominated in US dollars. At December 31, 2003, approximately 72% of our operating capital was located outside the UK and approximately 150% of our net debt and foreign exchange contracts was denominated in currencies other than pounds sterling.

Since our results are reported in pounds sterling, exchange rate movements affect our reported profits, assets, cash and debt balances. This effect may be positive or negative depending on the nature of the actual exchange rate movement and the nature of any currency hedging instruments that we have put in place. Fluctuations in exchange rates could have a material adverse effect on our financial condition and results of operations to the extent that we have not effectively hedged against those exchange rate movements.

Ineffective implementation of computer software systems could significantly reduce Hanson’s profitability.
The implementation of software to improve efficiency and effectiveness of various business processes is an important contributor to our ongoing operations and growth strategy. Failure to design, select appropriate suppliers or implement such systems effectively could result in unplanned costs or reduced levels of customer satisfaction which could adversely affect the results of our operations and profitability.

If Hanson is characterised as a passive foreign investment company, US persons who hold Hanson’s ordinary shares or ADSs (“US shareholders”) may suffer adverse tax consequences.
If, for any taxable year, our passive income, or assets which produce passive income, exceed specified levels, we may be characterised as a passive foreign investment company, or PFIC, for US federal income tax purposes. This characterisation could result in adverse US tax consequences for our US shareholders, which may include having gains realised on the sale of our ordinary shares or ADSs treated as ordinary income, rather than as capital gains income and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares or ADSs. We believe we were not a PFIC for the year ended December 31, 2003. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, we cannot assure US shareholders that we will not become a PFIC. In particular, depending on the composition of our assets and other factors, including our market capitalisation, there is a possibility that we may become a PFIC for the year which commenced in January 1, 2004. A more detailed discussion of the consequences of Hanson being classified as a PFIC, is set out under the heading “Taxation information for US shareholders” referred to in ancillary information. US shareholders are urged to consult with their own US tax advisors with respect to the US tax consequences of investing in Hanson’s ordinary shares or ADSs.

46	Risk factors

Back to Contents

Consolidated profit and loss account
for the 12 months ended December 31, 2003

		2003	2003		2003	2002	2002		2002	2001	2001	2001

		Before	Exceptional			Before	Exceptional			Before	Exceptional
		exceptional	items			exceptional	items			exceptional	items
		items	(note 5)		Total	items	(note 5)		Total	items	(note 5)	Total

	Notes	£m	£m		£m	£m	£m		£m	£m	£m	£m

Turnover
Turnover – group and share of joint-ventures’ and associates’ turnover	1	3,956.5	–		3,956.5	4,000.5	–		4,000.5	4,179.4	–	4,179.4
Less share of joint-ventures’ turnover	1	(251.9)	–		(251.9)	(268.3)	–		(268.3)	(273.7)	–	(273.7)
Less share of associates’ turnover	1	(85.5)	–		(85.5)	(83.3)	–		(83.3)	(82.0)	–	(82.0)

Group turnover		3,619.1	–		3,619.1	3,648.9	–		3,648.9	3,823.7	–	3,823.7
Continuing operations		3,433.5	–		3,433.5	3,397.3	–		3,397.3	3,386.2	–	3,386.2
Acquisitions	21	64.2	–		64.2	–	–		–	–	–	–
Discontinued operations		121.4	–		121.4	251.6	–		251.6	437.5	–	437.5
Costs and overheads	3	(3,266.9)	(87.8)		(3,354.7)	(3,259.9)	(87.6)		(3,347.5)	(3,401.0)	(191.3)	(3,592.3)

Group operating profit		352.2	(87.8)		264.4	389.0	(87.6)		301.4	422.7	(191.3)	231.4
Share of joint-ventures’ operating profit	1	29.8	–		29.8	31.3	–		31.3	28.6	–	28.6
Share of associates’ operating profit	1	12.2	–		12.2	13.0	–		13.0	12.2	–	12.2

Operating profit including
joint-ventures and associates	1	394.2	(87.8)		306.4	433.3	(87.6)		345.7	463.5	(191.3)	272.2
Continuing operations		388.1	(87.8)		300.3	431.0	(87.6)		343.4	459.6	(191.3)	268.3
Acquisitions	21	9.7	–		9.7	–	–		–	–	–	–
Discontinued operations		(3.6)	–		(3.6)	2.3	–		2.3	3.9	–	3.9

Operating profit including joint-ventures and associates before amortisation of goodwill		451.1	(87.8)		363.3	494.6	(87.6)		407.0	523.2	(191.3)	331.9
Amortisation of goodwill	3	(56.9)	–		(56.9)	(61.3)	–		(61.3)	(59.7)	–	(59.7)
		394.2	(87.8)		306.4	433.3	(87.6)		345.7	463.5	(191.3)	272.2
Non-operating exceptional items	5
Discontinued operations
(Loss)/profit on disposal and termination
of operations		–	(97.6)		(97.6)	–	9.0		9.0	–	116.2	116.2

Profit/(loss) on disposal of fixed assets		–	2.7		2.7	–	2.0		2.0	–	(0.5)	(0.5)

		–	(94.9)		(94.9)	–	11.0		11.0	–	115.7	115.7

Net interest payable
and similar charges	6
Net interest payable		(70.9)	–		(70.9)	(78.5)	–		(78.5)	(106.5)	–	(106.5)

Unwinding of discount (net)		(3.6)	–		(3.6)	(4.5)	–		(4.5)	(6.0)	–	(6.0)

		(74.5)	–		(74.5)	(83.0)	–		(83.0)	(112.5)	–	(112.5)

Profit on ordinary activities
before taxation		319.7	(182.7)		137.0	350.3	(76.6)		273.7	351.0	(75.6)	275.4

Taxation	7
Charge for year		(78.9)	121.8		42.9	(91.5)	5.2		(86.3)	(105.9)	109.3	3.4

Profit for the financial year		240.8	(60.9)		179.9	258.8	(71.4)		187.4	245.1	33.7	278.8

Dividends
– Paid – 5.00p (4.55p, 4.45p)		(36.4)	–		(36.4)	(33.5)	–		(33.5)	(32.6)	–	(32.6)

– Proposed – 11.95p (10.85p, 9.55p)		(84.5)	–		(84.5)	(80.0)	–		(80.0)	(70.3)	–	(70.3)

Transfer to reserves	20	119.9	(60.9)		59.0	145.3	(71.4)		73.9	142.2	33.7	175.9

Earnings per ordinary share	8
– Basic		32.7p	(8.3	)p	24.4p	35.1p	(9.7	)p	25.4p	33.3p	4.6p	37.9p

– Before goodwill amortisation		40.4p	(8.3	)p	32.1p	43.5p	(9.7	)p	33.8p	41.4p	4.6p	46.0p

– Diluted		32.6p	(8.2	)p	24.4p	35.1p	(9.7	)p	25.4p	33.2p	4.6p	37.8p

– Before goodwill amortisation		40.3p	(8.2	)p	32.1p	43.4p	(9.7	)p	33.7p	41.3p	4.6p	45.9p

Consolidated profit and loss account	47

Back to Contents

Balance sheets
at December 31, 2003

		2003	2002	2003	2002

		Consolidated	Consolidated	Company	Company

	Notes	£m	£m	£m	£m

Fixed assets
Intangible	10	811.8	939.7	–	–

Tangible	11	2,563.1	2,615.2	–	–

Investment in joint-ventures	12
Share of gross assets		250.8	206.8	–	–

Share of gross liabilities		(99.8)	(75.3)	–	–

		151.0	131.5	–	–

Loans to joint-ventures and other investments	12	42.6	20.3	–	–

Investments in subsidiaries	12	–	–	3,210.9	–

Investments in associates	12	45.3	44.3	–	–

		3,613.8	3,751.0	3,210.9	–

Current assets
Stocks	13	307.7	324.6	–	–

Debtors	14	1,037.1	1,049.6	200.0	–

Investments	12	0.2	101.8	–	–

Cash at bank		1,510.6	1,370.9	–	–

		2,855.6	2,846.9	200.0	–

Prepayments and accrued income
Amounts due from insurers for Koppers’ liabilities (see below)	18	201.2	199.5	–	–

		3,056.8	3,046.4	200.0	–

Creditors – due within one year	15
Debenture loans		961.7	1,010.8	–	–

Bank loans and overdrafts		25.2	570.2	–	–

Trade creditors		272.8	320.0	–	–

Other creditors		346.7	324.9	1,000.0	–

Dividends		84.5	80.0	84.5	–

		1,690.9	2,305.9	1,084.5	–

Net current assets/(liabilities)		1,365.9	740.5	(884.5)	–

Total assets less current liabilities		4,979.7	4,491.5	2,326.4	–

Creditors – due after one year	16
Debenture loans		1,261.9	968.7	–	–

Bank loans		204.0	3.6	–	–

		1,465.9	972.3	–	–

Provisions for liabilities and charges

Koppers’ liabilities transferred to insurers (see above)	18	201.2	199.5	–	–

Provisions for other liabilities	17	590.2	659.5	–	–

		791.4	859.0	–	–

Capital and reserves
Called up share capital	19	73.7	1,473.9	73.7	–

Share premium account	20	–	1,493.1	–	–

Other reserves	20	972.4	216.3	–	–

Profit and loss account	20	1,676.3	(523.1)	2,252.7	–

Equity shareholders’ funds	20	2,722.4	2,660.2	2,326.4	–

		4,979.7	4,491.5	2,326.4	–

Approved by the Board of Directors on February 19, 2004

Alan Murray Chief Executive
Jonathan Nicholls Finance Director

48	Balance sheets

Back to Contents

Consolidated cash flow statement
for the 12 months ended December 31, 2003

		2003	2002	2001

	Notes	£m	£m	£m

Net cash inflow from operating activities	23	536.5	585.9	625.5

Dividends received from associates		6.9	8.3	7.6

Dividends received from joint-ventures		17.8	26.9	19.5

Returns on investments and servicing of finance
Interest received		33.9	38.8	67.1

Interest paid		(97.4)	(125.3)	(173.8)

Interest element of finance lease rental payments		(0.4)	(0.4)	(0.6)

Net cash (outflow) from returns on investment and servicing of finance		(63.9)	(86.9)	(107.3)

Taxation		(18.4)	(19.7)	(73.0)

Capital expenditure and financial investments
Purchase of tangible fixed assets	1/11	(208.2)	(143.2)	(161.4)

Purchase of fixed asset investments	12	(21.7)	(30.6)	(18.4)

Purchase of current asset investments		(0.1)	(0.2)	–

Sale of tangible fixed assets		24.5	32.5	49.2

Disposal of fixed asset investments	26	34.1	2.1	–

Net cash (outflow) from capital expenditure and financial investments		(171.4)	(139.4)	(130.6)

Acquisitions and disposals
Acquisition of subsidiary undertakings	22	(153.2)	(152.7)	(57.8)

Disposal of subsidiary undertakings	22/26	132.0	41.9	224.0

Cash in acquired and disposed subsidiary undertakings	22	0.9	6.6	7.1

Non-operating receipts/(payments)		8.1	–	(3.1)

Net cash (outflow)/inflow from acquisitions and disposals		(12.2)	(104.2)	170.2

Dividends paid		(116.3)	(103.8)	(101.3)

Management of liquid resources
Decrease in current asset investments	25	12.5	347.0	51.5

Cash (added to)/withdrawn from deposits	25	(172.8)	(674.3)	163.1

		(160.3)	(327.3)	214.6

Net cash inflow/(outflow) before financing		18.7	(160.2)	625.2

Financing
Issue of ordinary share capital		–	2.6	1.9

(Repayments of)/increase in short-term loans		(613.6)	227.8	(179.7)

Proceeds of debenture loans		450.3	–	1.3

Proceeds/(repayments) of bank loans		199.9	–	(3.6)

Repayments of debenture loans		–	(3.1)	(57.1)

Capital element of finance lease rental payments		(4.1)	(1.3)	(5.7)

Net cash inflow/(outflow) from financing		32.5	226.0	(242.9)

Net cash inflow for the year after financing	25	51.2	65.8	382.3

Consolidated cash flow statement	49

Back to Contents
Statement of total recognised gains and losses
for the 12 months ended December 31, 2003

		2003	2002	2001

		£m	£m	£m

Profit on ordinary activities for the year excluding share
of profits of joint-ventures and associates		150.5	154.9	251.0

Share of joint-ventures’ profits for the year		21.7	23.5	19.2

Share of associates’ profits for the year		7.7	9.0	8.6

Profit for the year attributable to members of the parent company		179.9	187.4	278.8

Currency translation differences on foreign net equity		3.2	(137.1)	8.3

Total recognised gains and losses in the period		183.1	50.3	287.1

Prior year adjustment (in respect of adoption of FRS 19 “Deferred Taxation”)		–	–	3.3

Total gains and losses recognised since the last Annual Report		183.1	50.3	290.4

Reconciliation of movements in shareholders’ funds
for the 12 months ended December 31, 2003

		2003	2002	2001

	Notes	£m	£m	£m

Opening shareholders’ funds	20	2,660.2	2,720.8	2,420.6

Profit on ordinary activities after taxation		179.9	187.4	278.8

Dividends
– Paid		(36.4)	(33.5)	(32.6)

– Proposed		(84.5)	(80.0)	(70.3)

		2,719.2	2,794.7	2,596.5

Issue of ordinary share capital		–	2.6	1.9

Goodwill on disposals previously written off to reserves		–	–	25.3

Goodwill impaired previously written off to reserves		–	–	88.8

Currency translation differences on foreign net equity		3.2	(137.1)	8.3

Closing shareholders’ funds	20	2,722.4	2,660.2	2,720.8

50	Statement of total recognised gains and losses Reconciliation of movements in shareholders’ funds

Back to Contents

Accounting policies

Accounting convention
The accounts have been prepared in accordance with UK accounting principles (including applicable accounting standards), using the historical cost convention. These differ in certain respects from accounting principles in the USA, a reconciliation to which is included in note 33 to the accounts. A summary of the group’s key accounting policies is set out below.

Basis of accounting
Hanson PLC (the “Company”) was incorporated on December 31, 2002 as Broadcast Sales Limited. On June 4, 2003 it changed its name to Hanson Building Materials Limited and on July 10, 2003, was re-registered as a public limited company and changed its name to Hanson Building Materials PLC. In order to maintain continuity following implementation of a Scheme of Arrangement, the Company changed its name to Hanson PLC on October 14, 2003 and Old Hanson re-registered as a private limited company as Hanson Building Materials Limited.

On October 14, 2003, the effective date of the Scheme, the Company acquired 100% of the issued share capital of Hanson Building Materials Limited by the issue of one new share in New Hanson for each issued share in Old Hanson. This group reconstruction has been accounted for using merger accounting principles since the new shareholders of the Company are the same as the former shareholders and the rights of each shareholder, relative to the others, are unchanged.

The consolidated accounts are presented as if the Scheme had been effective on January 1, 2003 except for the effect of the capital restructuring and subsequent reduction of capital which took place on October 21, 2003. The consolidated accounts reflect the results of the group for the year ended December 31, 2003 with those of the Company since its incorporation to December 31, 2003.

The Company accounts of Hanson PLC relate to New Hanson defined as the “Company” above and are for the year ended December 31, 2003 and its comparative period ended December 31, 2002. The comparative amounts in note 19 to the accounts relate to Old Hanson, in order to provide the reader with a better understanding of the Scheme and its effect on the share capital of Old Hanson and the Company.

Basis of consolidation
The accounting reference date of the Company is December 31. The consolidated accounts incorporate the accounts of the Company and its subsidiary undertakings (subsidiaries) together with the group’s share of the results of associated undertakings (associates) and joint-ventures using the equity and gross equity methods respectively.

Acquisitions and disposals
The results of companies and businesses acquired during the year are dealt with in the consolidated accounts from the date of acquisition. Upon the acquisition of a business the fair values that reflect their condition at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Adjustments are also made to bring the accounting policies of businesses acquired into alignment with those of the group. Where the consideration paid for a business exceeds the fair value of the net assets, the difference is treated as goodwill. Since the adoption of FRS10 on January 1, 1998, goodwill has been carried on the balance sheet and is amortised over the estimated economic life to a maximum of 20 years. Goodwill written off to reserves prior to January 1, 1998 has not been reinstated. On disposal of a business the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off directly to reserves.

Turnover
Turnover is recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered or services have been rendered, there is no future performance required and amounts are collectable under normal payment terms.

Turnover represents the net amounts charged or chargeable in respect of services rendered and goods supplied, excluding inter company sales, value added tax and other sales taxes. Turnover is recognised net of any discounts agreed with the customer. Turnover on long-term construction contracts is recognised as the value of measured works, claims and variations on contracts in the year, which have been invoiced. Claims and variations are only valued where they have been agreed with the client. Where it is foreseen that a loss will arise to the group on a long-term contract, full provision is made for that loss during the year.

Assets held under leases
Assets held under finance leases are included within fixed assets at the capitalised value of the future minimum lease payments and are depreciated over the shorter of their lease period and their useful life. The capital element of the future payments is treated as a liability and the interest element is charged to the profit and loss account so as to reflect a constant annual rate of interest on the remaining balance of the outstanding obligation. Rentals paid on operating leases are charged to the profit and loss account on a straight line basis over the shorter of the lease period and the useful life of the leased asset.

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more tax in the future, or a right to pay less tax in the future.

Deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint-ventures is recognised only to the extent that, at the balance sheet date, dividends have been accrued as receivable. Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted. Deferred tax is measured on an undiscounted basis at the average tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Stocks
Stocks are stated at the lower of cost and net realisable value, on a first in first out basis. Cost includes raw materials, direct labour and expenses, and an appropriate proportion of production and other overheads.

Tangible fixed assets
Tangible fixed assets are shown at cost less depreciation, depletion and any impairments. The cost of a tangible fixed asset comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Costs to develop new commercial aggregate deposits and for major development programmes at existing sites are capitalised and amortised over the life of the quarry. Repair and maintenance costs are charged to costs and overheads as incurred.

Accounting policies	51

Back to Contents

Accounting policies continued

Tangible fixed assets continued
No depreciation is provided on freehold land except for mineral reserves which are depleted on the basis of tonnage extracted. Depreciation of other fixed assets is calculated to write off their cost over their expected useful lives allowing for estimated residual value. The majority of fixed assets are written off on a straight line basis over the following periods:

Plant and equipment	2-30 years
Land, building and natural resources	up to 50 years

Asset impairment
Intangible and tangible assets are reviewed for potential impairment where there is some indication that impairment may have occurred, to ensure that assets are not carried at above their recoverable amounts. An impairment loss is recognised where the carrying amount is not covered by the discounted cash flows resulting from continued use of the assets, or from their disposal, and is charged to the profit and loss account.

Research and development
Expenditure on development and improvement of new and existing products is written off in the year in which it is incurred.

Pensions and other post-retirement benefits
The cost of providing pension and other post-retirement benefits is charged to the consolidated profit and loss account over employee service lives. Variances arising from actuarial valuations are charged or credited to profit over the estimated remaining service lives of the employees, to the extent that any resulting credit does not exceed the regular cost.

FRS17 “Retirement Benefits” requires the assets of a defined benefit pension scheme to be measured at their market value and the liabilities to be measured using a specified actuarial valuation method and discounted using a corporate bond rate. Any pension scheme surplus or deficit arising is required to be recognised immediately on the group Balance Sheet. Any resulting actuarial gains and losses must be recognised immediately in the group Statement of Total Recognised Gains and Losses. Adoption of the standard in full is not currently required, however transitional disclosures have been complied with in note 29 to the accounts.

Provisions
Provisions for long-term obligations except deferred taxation are discounted at rates of up to 6.75% on current prices.

Asset retirement obligations
A provision is recognised for the fair value of legally enforceable asset retirement costs in the period in which the obligation is incurred. An asset representing the cost of future benefits to be received is recorded and depreciated over its useful life. Other reclamation costs associated with the restoration of extracted aggregates are expensed as incurred.

Derivatives and financial instruments
Financial instruments, in particular, forward currency contracts and currency swaps, are used to manage the financial risks arising from the business activities of the group and the financing of those activities. There is no trading activity in financial instruments. The group considers its financial instruments to be hedges when certain criteria are met.

The group’s criteria for an instrument to qualify for hedge accounting are that the instrument must be related to an asset or a liability, it must involve the same currency as the hedged item and it must control the effect of movements in foreign exchange and interest rates on the relevant asset, liability or reported results of the group.

A discussion of how the financial risks are managed is included in the Financial Review on pages 27 and 28. Financial instruments are accounted for using hedge accounting as follows:

–	Forward exchange contracts are used as balance sheet hedging instruments to hedge foreign currency investments and borrowings. The difference between the spot and forward rate for these contracts is recognised as part of the net interest payable over the period of the contract. The spot rate of foreign currency hedges is revalued to the rate of exchange at the balance sheet date and aggregate unrealised gains or losses arising on revaluation are included in other debtors/other creditors. Both realised and unrealised gains and losses on these contracts are taken to reserves to the extent that those contracts relate to foreign currency investments.

–	Cross currency interest rate swaps (currency swaps) are used to hedge foreign currency assets and borrowings. The future currency exchange within such contracts is revalued to the rate of exchange at the balance sheet date and any unrealised gain or loss is matched with that on the underlying asset or liability in reserves. The interest coupon on such swaps is accrued in the same way as that on borrowings and deposits.

–	Currency options are occasionally used as balance sheet hedging instruments to hedge foreign currency investments and borrowings. Option premiums paid/received are recognised at their historic cost in the group balance sheet as prepayments and amortised over the life of the option.

–	Interest rate swaps are used to hedge the group’s exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity.

–	Interest rate options are occasionally used to hedge the group’s exposure to movements in interest rates. Option premiums paid are recognised in the group balance sheet as prepayments and amortised over the life of the contract.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in note 30 to the accounts.

Foreign currencies
Average rates of exchange ruling during the year have been used to translate the profit and loss accounts of overseas subsidiaries, associates and joint-ventures.

52	Accounting policies

Back to Contents

Accounting policies continued

Foreign currencies continued
The balance sheets of overseas subsidiaries and associates are translated at rates ruling at the balance sheet date. Differences on translation arising from changes in the sterling value of overseas net assets, related foreign currency loans, foreign exchange contracts and currency swaps at the beginning of the accounting year, or at the date of any later capital currency conversions, together with the differences between profit and loss accounts translated at average rates and at balance sheet rates, are shown as a movement on reserves and in the statement of total recognised gains and losses. Other exchange rate differences are dealt with in the profit and loss account for the year. The currencies which have principally affected the group’s results and the relevant exchange rates over the past three years are:

	2003	2002	2001

Average rates
£/$ US	1.6324	1.5016	1.4403

£/Euro	1.4466	1.5921	1.6082

£/$ AUS	2.5211	2.7664	2.7841

Year end rates
£/$ US	1.7738	1.6016	1.4484

£/Euro	1.4243	1.5391	1.6425

£/$ AUS	2.3871	2.8553	2.8423

Use of estimates
This preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs
Expenditure on advertising is written off in the period in which it is incurred.

Reclassifications
Certain prior period amounts have been reclassified to conform with current period presentation.

International Financial Reporting Standards
The group is required under European legislation to adopt International Financial Reporting Standards (“IFRS”), also known as International Accounting Standards from January 1, 2005. As a global business the group is supportive of moves to harmonise international accounting standards and will use the transition process as an opportunity to review its existing accounting policies and estimates.

The group has developed a transition plan to manage the conversion to IFRS and the project will be overseen by an IFRS Steering Committee. The adoption of IFRS may have a material impact on the group’s results and its financial position; however, it is currently too early to quantify the impact accurately. The adoption of IFRS will first apply to the group’s financial statements for the half year ending June 30, 2005.

The key differences between UK GAAP and IFRS are set out below:

Derivative instruments and hedging activities
The group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risk. Under UK GAAP, these instruments are measured at cost and accounted for as hedges, whereby gains and losses are deferred until the underlying transaction occurs. Under IFRS, derivative instruments can be recognised on the balance sheet at fair value, although in order to achieve hedge accounting, certain criteria must be established regarding documentation, designation and effectiveness of the hedge.

Pensions and other post-retirement benefits
Under UK GAAP, the cost of providing pension and other post-retirement benefits is charged to the consolidated profit and loss account over employee service lives in accordance with SSAP24. Under IFRS, pensions and other post-retirement benefit plan assets and liabilities are carried at their fair value, at the balance sheet date.

Deferred taxation
Under UK GAAP, deferred taxation is provided on all timing differences, except those that relate to revaluations where no sale is in process, or where it is probable that rollover relief or losses will be applied to the gain and also to the remittance of retained earnings of overseas subsidiaries, except where no dividends have been accrued as receivable at the balance sheet date. Under IFRS, deferred taxation is provided on all differences between the book and tax bases of assets and liabilities except those arising from goodwill that is not deductible for tax purposes, or the initial recognition of assets and liabilities from a transaction that is not a business combination and affects neither accounting nor taxable profit when the transaction occurs.

Goodwill and asset impairment
Under UK GAAP, goodwill is carried on the balance sheet and amortised on a straight line basis over its estimated economic life, normally assumed to be no more than 20 years. Under current IFRS proposals, goodwill will not be amortised, but will be reviewed both annually and where an indicator of impairment exists. Goodwill deemed to be impaired will be required to be written down to its implied value, as stipulated in the proposals.

Assets are reviewed for impairment under UK GAAP, where there is some indication that impairment may have occurred. As far as is reasonably practicable, the smallest group of assets that generate independent income streams should be considered, after apportioning a share of the assets and liabilities of the entity.

Under IFRS, assets and groups of assets are also reviewed for impairment where there is some indication that impairment may have occurred, at the level of the smallest identifiable group of assets that generates independent cash flows and after apportioning a share of centrally held assets. Unlike UK GAAP, IFRS requires that ‘internal factors’, such as budgets, cash flow projections and other evidence that an asset has declined in value, should also be considered as potential evidence of impairment.

Accounting policies	53

Back to Contents

Notes to the accounts
for the 12 months ended December 31, 2003

1	Segmental analysis

During 2003, the group restructured its trading operations into four identifiable trading regions: North America, the UK, Australia and Continental Europe & Asia. This has resulted in the comparative disclosures of segmental information being restated. The major products for each business segment are as follows:

Business	Products

North America
Hanson Aggregates North America	asphalt, cement, crushed rock, ready-mixed concrete, sand and gravel

Hanson Building Products North America	bricks, concrete pipe and products, roofing tiles

UK
Hanson Aggregates UK	asphalt, building stone, crushed rock, ready-mixed concrete, recycled materials, sand and gravel

Hanson Building Products UK	bricks, concrete pipe and products, pre-cast concrete, recycled materials

Australia	asphalt, cement, concrete products, crushed rock, ready-mixed concrete, sand and gravel

Continental Europe & Asia
Hanson Continental Europe & Marine	asphalt, crushed rock, ready-mixed concrete, sand and gravel

Hanson Asia Pacific	asphalt, crushed rock, pre-cast concrete, ready-mixed concrete, sand and gravel

The financial information presented is consistent with how management assesses its divisional performance internally. As such this disclosure meets the requirements of both UK and US GAAP.

			2003	2003	2002	2002	2001	2001

Operating profit and turnover including joint-ventures and associates before operating exceptional items			Profit†	Turnover*	Profit†	Turnover*	Profit†	Turnover*

		Notes	£m	£m	£m	£m	£m	£m

North America
	Hanson Aggregates		87.2	951.4	132.5	958.2	173.1	1,064.7

	Hanson Building Products		110.6	655.7	126.4	669.5	129.8	659.5

			197.8	1,607.1	258.9	1,627.7	302.9	1,724.2

UK
	Hanson Aggregates		77.5	832.1	79.4	829.2	75.4	765.3

	Hanson Building Products		40.5	320.9	36.9	264.8	31.7	241.3

			118.0	1,153.0	116.3	1,094.0	107.1	1,006.6

Australia			50.0	522.3	24.0	439.3	3.9	376.9

Continental Europe & Asia
	Hanson Continental Europe & Marine		39.9	357.5	29.7	355.0	26.1	362.8

	Hanson Asia Pacific		4.6	195.0	8.5	216.6	16.5	240.7

			44.5	552.5	38.2	571.6	42.6	603.5

Trading operations			410.3	3,834.9	437.4	3,732.6	456.5	3,711.2

Property and other income			7.0	–	11.6	–	20.6	–

Central expenses			(19.5)	–	(18.0)	–	(17.5)	–

Discontinued			(3.6)	121.6	2.3	267.9	3.9	468.2

			394.2	3,956.5	433.3	4,000.5	463.5	4,179.4

Operating exceptional items:		5
–	Goodwill impaired previously written off to reserves		–	–	–	–	(88.8)	–

–	Other exceptional items		(87.8)	–	(87.6)	–	(102.5)	–

			306.4	3,956.5	345.7	4,000.5	272.2	4,179.4

By geographical location
North America			196.7	1,607.1	259.5	1,627.7	302.5	1,724.2

UK			124.6	1,204.1	119.9	1,145.5	125.2	1,057.2

Australia			50.3	522.3	26.0	439.3	3.9	376.9

Continental Europe			21.6	306.4	17.1	303.5	11.5	312.2

Asia			4.6	195.0	8.5	216.6	16.5	240.7

Discontinued			(3.6)	121.6	2.3	267.9	3.9	468.2

			394.2	3,956.5	433.3	4,000.5	463.5	4,179.4

Operating exceptional items:		5
–	Goodwill impaired previously written off to reserves		–	–	–	–	(88.8)	–

–	Other exceptional items		(87.8)	–	(87.6)	–	(102.5)	–

			306.4	3,956.5	345.7	4,000.5	272.2	4,179.4

†The contribution from acquisitions during the year is shown in the consolidated profit and loss account.
*The analysis of turnover shows the geographical segments from which products are supplied, which also represents the analysis of turnover by geographical destination. Turnover disclosed is net of inter company transactions, which are not considered material.

54	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

1	Segmental analysis continued

		2003	2003	2003	2002	2002	2002	2001	2001	2001

	Trading profit before goodwill amortisation and exceptional items	Gross	Goodwill	Net	Gross	Goodwill	Net	Gross	Goodwill	Net

		£m	£m	£m	£m	£m	£m	£m	£m	£m

	North America
	Hanson Aggregates	101.5	14.3	87.2	147.5	15.0	132.5	188.0	14.9	173.1

	Hanson Building Products	124.8	14.2	110.6	140.4	14.0	126.4	142.7	12.9	129.8

		226.3	28.5	197.8	287.9	29.0	258.9	330.7	27.8	302.9

UK
	Hanson Aggregates	83.3	5.8	77.5	84.6	5.2	79.4	80.6	5.2	75.4

	Hanson Building Products	41.7	1.2	40.5	37.5	0.6	36.9	32.1	0.4	31.7

		125.0	7.0	118.0	122.1	5.8	116.3	112.7	5.6	107.1

	Australia	61.2	11.2	50.0	34.2	10.2	24.0	13.8	9.9	3.9

	Continental Europe & Asia
	Hanson Continental Europe & Marine	42.0	2.1	39.9	32.3	2.6	29.7	28.3	2.2	26.1

	Hanson Asia Pacific	11.2	6.6	4.6	18.2	9.7	8.5	25.4	8.9	16.5

		53.2	8.7	44.5	50.5	12.3	38.2	53.7	11.1	42.6

	Trading profit	465.7	55.4	410.3	494.7	57.3	437.4	510.9	54.4	456.5

		2003	2003	2003	2002	2002	2002	2001	2001	2001

	Group turnover before joint-ventures and associates		Joint-			Joint-			Joint-
		Gross	ventures and	Group	Gross	ventures and	Group	Gross	ventures and	Group
		turnover	associates	turnover	turnover	associates	turnover	turnover	associates	turnover

		£m	£m	£m	£m	£m	£m	£m	£m	£m

	North America
	Hanson Aggregates	951.4	62.1	889.3	958.2	59.2	899.0	1,064.7	58.0	1,006.7

	Hanson Building Products	655.7	0.8	654.9	669.5	1.0	668.5	659.5	1.1	658.4

		1,607.1	62.9	1,544.2	1,627.7	60.2	1,567.5	1,724.2	59.1	1,665.1

UK
	Hanson Aggregates	832.1	83.3	748.8	829.2	80.8	748.4	765.3	76.8	688.5

	Hanson Building Products	320.9	–	320.9	264.8	–	264.8	241.3	–	241.3

		1,153.0	83.3	1,069.7	1,094.0	80.8	1,013.2	1,006.6	76.8	929.8

	Australia	522.3	159.9	362.4	439.3	147.1	292.2	376.9	130.3	246.6

	Continental Europe & Asia
	Hanson Continental Europe & Marine	357.5	31.1	326.4	355.0	30.6	324.4	362.8	29.1	333.7

	Hanson Asia Pacific	195.0	–	195.0	216.6	16.6	200.0	240.7	29.7	211.0

		552.5	31.1	521.4	571.6	47.2	524.4	603.5	58.8	544.7

	Discontinued	121.6	0.2	121.4	267.9	16.3	251.6	468.2	30.7	437.5

		3,956.5	337.4	3,619.1	4,000.5	351.6	3,648.9	4,179.4	355.7	3,823.7

Notes to the accounts	55

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

1	Segmental analysis continued

					2003	2003	2002	2002	2001	2001

					Profit	Turnover	Profit	Turnover	Profit	Turnover

	Analysis of group’s share of joint-ventures				£m	£m	£m	£m	£m	£m

	North America
	Hanson Aggregates				4.6	62.1	2.6	59.2	1.0	58.0

	Hanson Building Products				0.2	0.8	0.2	1.0	0.3	1.1

					4.8	62.9	2.8	60.2	1.3	59.1

UK
	Hanson Aggregates				–	–	–	–	–	–

	Hanson Building Products				–	–	–	–	–	–

					–	–	–	–	–	–

	Australia				18.7	159.9	14.5	147.1	12.7	130.3

	Continental Europe & Asia
	Hanson Continental Europe & Marine				6.3	28.9	6.0	28.4	5.5	26.6

	Hanson Asia Pacific				–	–	(1.2)	16.6	(0.5)	29.7

					6.3	28.9	4.8	45.0	5.0	56.3

	Discontinued				–	0.2	9.2	16.0	9.6	28.0

					29.8	251.9	31.3	268.3	28.6	273.7

	Analysis of group’s share of associates
	North America
	Hanson Aggregates				–	–	–	–	–	–

	Hanson Building Products				–	–	–	–	–	–

					–	–	–	–	–	–

UK
	Hanson Aggregates				12.2	83.3	12.9	80.8	12.4	76.8

	Hanson Building Products				–	–	–	–	–	–

					12.2	83.3	12.9	80.8	12.4	76.8

	Australia				–	–	–	–	–	–

	Continental Europe & Asia
	Hanson Continental Europe & Marine				–	2.2	0.1	2.2	0.1	2.5

	Hanson Asia Pacific				–	–	–	–	–	–

					–	2.2	0.1	2.2	0.1	2.5

	Discontinued				–	–	–	0.3	(0.3)	2.7

					12.2	85.5	13.0	83.3	12.2	82.0

		2003	2003	2003	2002	2002	2002	2001	2001	2001

				Capital			Capital			Capital
	Analysis of depletion, depreciation and capital expenditure	Depletion	Depreciation	expenditure	Depletion	Depreciation	expenditure	Depletion	Depreciation	expenditure

		£m	£m	£m	£m	£m	£m	£m	£m	£m

	North America
	Hanson Aggregates	19.5	64.2	79.8	20.4	61.5	57.0	25.0	66.4	52.5

	Hanson Building Products	–	22.5	22.1	–	23.6	22.6	–	20.2	35.9

		19.5	86.7	101.9	20.4	85.1	79.6	25.0	86.6	88.4

UK
	Hanson Aggregates	6.6	26.3	46.2	6.4	29.1	21.1	5.9	25.8	25.3

	Hanson Building Products	1.6	9.3	11.5	1.5	8.7	6.7	1.5	7.5	9.3

		8.2	35.6	57.7	7.9	37.8	27.8	7.4	33.3	34.6

	Australia	4.7	21.9	29.7	3.8	17.7	12.8	3.5	17.8	11.9

	Continental Europe & Asia
	Hanson Continental Europe & Marine	1.6	12.9	10.2	1.1	17.0	11.9	1.1	14.8	12.8

	Hanson Asia Pacific	2.9	9.1	7.7	3.0	10.2	5.6	3.8	13.3	2.0

		4.5	22.0	17.9	4.1	27.2	17.5	4.9	28.1	14.8

	Discontinued operations	0.1	5.7	1.0	–	11.6	5.5	0.3	22.0	11.7

		37.0	171.9	208.2	36.2	179.4	143.2	41.1	187.8	161.4

56	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

1	Segmental analysis continued

		2003	2003	2003	2002	2002	2002

	Analysis of capital employed, identifiable fixed assets and total identifiable assets		Identifiable	Total		Identifiable	Total
		Capital	fixed	identifiable	Capital	fixed	identifiable
		employed	assets	assets	employed	assets	assets

		£m	£m	£m	£m	£m	£m

	North America
	Hanson Aggregates	1,403.4	1,068.6	1,693.9	1,512.4	1,078.6	1,833.3

	Hanson Building Products	581.8	218.5	736.1	584.5	238.7	697.5

		1,985.2	1,287.1	2,430.0	2,096.9	1,317.3	2,530.8

UK
	Hanson Aggregates	806.6	644.0	940.4	798.6	625.1	969.0

	Hanson Building Products	281.0	224.5	350.9	280.0	228.3	349.8

		1,087.6	868.5	1,291.3	1,078.6	853.4	1,318.8

	Australia	602.8	424.6	665.3	498.8	319.5	554.7

	Continental Europe & Asia
	Hanson Continental Europe & Marine	225.0	142.7	346.9	224.7	148.7	342.9

	Hanson Asia Pacific	150.7	57.3	219.8	223.1	68.9	300.6

		375.7	200.0	566.7	447.8	217.6	643.5

	Discontinued	–	–	–	113.9	88.7	132.9

	Central, property and other	–	21.8	1,717.3	–	14.8	1,616.7

		4,051.3	2,802.0	6,670.6	4,236.0	2,811.3	6,797.4

	By geographical region
	North America	1,985.2	1,287.1	2,430.0	2,096.9	1,317.3	2,530.8

UK		1,150.8	931.1	1,361.7	1,181.9	925.9	1,434.1

	Australia	602.8	424.6	665.3	498.8	319.5	554.7

	Continental Europe	161.8	80.1	276.5	121.4	76.2	227.6

Asia		150.7	57.3	219.8	223.1	68.9	300.6

	Central	–	21.8	1,717.3	–	14.8	1,616.7

	Discontinued operations	–	–	–	113.9	88.7	132.9

		4,051.3	2,802.0	6,670.6	4,236.0	2,811.3	6,797.4

2	Capital employed reconciliation

						2003	2002

					Notes	£m	£m

	Shareholders’ funds					2,722.4	2,660.2

	Current tax and dividends					101.8	89.4

	Provisions for non current tax				17	134.4	214.6

	Net debt, investments and non-operating items					1,092.7	1,271.8

	Capital employed				1	4,051.3	4,236.0

Notes to the accounts	57

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

3	Costs and overheads

	2003	2003	2003	2003	2002	2002	2002	2001	2001	2001

	Continuing	Acquisitions	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Changes in stock of finished goods
and work in progress	2.9	–	–	2.9	(4.4)	13.9	9.5	(6.0)	21.3	15.3

Raw materials and consumables	939.2	17.1	74.6	1,030.9	934.3	135.4	1,069.7	812.1	216.6	1,028.7

Employment costs (note 4)	652.6	8.5	18.7	679.8	627.1	45.1	672.2	624.0	80.7	704.7

Depreciation and depletion	196.8	3.9	5.8	206.5	200.3	11.6	211.9	202.9	22.3	225.2

Depreciation of finance leased assets	2.4	–	–	2.4	3.7	–	3.7	3.7	–	3.7

Amortisation of goodwill (note 10)	54.4	1.0	1.5	56.9	57.3	4.0	61.3	54.4	5.3	59.7

Other operating charges	1,239.1	24.0	24.4	1,287.5	1,183.1	48.5	1,231.6	1,267.0	96.7	1,363.7

Exceptional operating items (note 5)	87.8	–	–	87.8	87.6	–	87.6	191.3	–	191.3

	3,175.2	54.5	125.0	3,354.7	3,089.0	258.5	3,347.5	3,149.4	442.9	3,592.3

	2003	2002	2001

Included above:	£m	£m	£m

Minimum lease payments	33.9	20.8	17.9

Contingent lease payments	20.1	34.6	31.4

	54.0	55.4	49.3

Less: sublease rental income	(2.7)	(7.2)	(2.6)

	51.3	48.2	46.7

Represented by:
Operating lease rentals – land and buildings	27.7	26.4	28.5

Operating lease rentals – plant and equipment	23.6	21.8	18.2

	51.3	48.2	46.7

Research and development	1.3	1.6	1.2

Advertising costs	3.1	4.5	4.5

Remuneration of auditors

Audit fees:
Group audit and subsidiary statutory audits	2.7	2.9	2.5

Other regulatory reporting	0.3	0.3	0.3

Total audit fees	3.0	3.2	2.8

Audit related fees*	0.7	0.5	0.4

Tax services	0.5	0.6	0.3

All other services	0.3	0.2	0.1

Total payments to auditors	4.5	4.5	3.6

Non audit services represented by:
Fees for non audit services paid to Ernst & Young LLP within the UK	0.7	0.5	0.3

Fees for non audit services paid to Ernst & Young LLP outside the UK	0.8	0.8	0.5

*	In addition to the fees disclosed in audit related fees, Ernst & Young LLP has provided audit services for various pension plans sponsored by Hanson. The total fees paid to Ernst & Young by either Hanson or the relevant pension Trustees were £0.1m (£0.2m, £0.2m)

The 2002 fees have been reclassified to conform with the new definitions of auditor remuneration required for US regulatory purposes. Such changes include a reclassification of subsidiary statutory audit fees and fees for services associated with regulatory reporting from other assurance services to audit fees and a reclassification of due diligence services from all other services to audit related fees.

Details of the Audit Committee’s pre-approval policies and processes are given in the Report of the Directors on page 36. All audit and other services were pre-approved by the Audit Committee.

58	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

4	Directors and employees

	2003	2002	2001

Employment costs	£m	£m	£m

Aggregate gross wages and salaries	596.6	613.8	637.3

Employers’ social security costs	48.0	50.2	53.2

Post-retirement benefits	3.9	3.1	3.4

Employers’ pension costs	31.3	5.1	10.8

	679.8	672.2	704.7

The table below analyses the distribution of the average number of employees for the last three years by division and by geographic location.

	2003	2002	2001

Average number of persons employed during the year	No.	No.	No.

North America
Hanson Aggregates	5,400	5,500	5,800

Hanson Building Products	5,800	5,200	5,000

	11,200	10,700	10,800

UK
Hanson Aggregates	3,700	3,800	3,500

Hanson Building Products	2,900	2,900	2,900

	6,600	6,700	6,400

Australia	2,400	2,300	2,200

Continental Europe & Asia
Hanson Continental Europe and Marine	1,500	1,600	1,600

Hanson Asia Pacific	3,000	2,900	2,700

	4,500	4,500	4,300

Central	100	100	100

Discontinued	1,000	1,600	3,100

	25,800	25,900	26,900

By geographical location

North America	11,200	10,700	10,800

UK	6,700	6,800	6,800

Australia	2,400	2,300	2,200

Continental Europe	1,500	1,600	1,300

Asia	3,000	2,900	2,700

Discontinued	1,000	1,600	3,100

	25,800	25,900	26,900

The total number of employees at the year end was 24,300 (25,600, 26,800).

Details of Directors’ emoluments and remuneration for each Director which form part of these accounts are given in the auditable part of the Remuneration report on pages 39 to 44.

Notes to the accounts	59

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

5	Exceptional items

	2003	2002	2001

Operating exceptional items	£m	£m	£m

Continuing operations
Integration and reorganisation costs	(3.2)	(0.6)	(24.3)

Impairment of Asia Pacific operations	(34.6)	(61.9)	–

Impairment of Continental European brick operations:
– Net assets	–	–	(74.6)

– Goodwill impaired previously written off to reserves	–	–	(88.8)

Impairment of North American operations	(41.6)	(22.6)	–

Other impairments	(8.4)	(2.5)	(3.6)

Operating exceptional items	(87.8)	(87.6)	(191.3)

Non-operating exceptional items
Discontinued operations
Profit on disposal of Waste Management	–	–	125.2

Loss on disposal of North American operations	(6.5)	(8.8)	(18.8)

Loss on disposal of Texas cement operations	–	(15.2)	–

Loss on disposal of Asia Pacific operations	(20.1)	–	–

Receipts relating to terminated operations	14.8	6.0	5.6

Loss on other disposals and terminations	(85.8)†	(10.4)	(7.9)

Release of demerger provisions and other creditors	–	37.4	12.1

(Loss)/profit on disposal and termination of operations	(97.6)	9.0	116.2

Profit/(loss) on sale of fixed assets and investments	2.7	2.0	(0.5)

Non-operating exceptional items	(94.9)	11.0	115.7

Total exceptional items before taxation	(182.7)	(76.6)	(75.6)

†Included in loss on other disposals and terminations is an amount of £76.6m in respect of the increase in the group’s asbestos provision in 2003

Impairment charges represent the difference between carrying values and the higher of net realisable value and value in use. A country specific weighted average cost of capital rate of between 8.5% and 10%, was used for discounting value in use calculations. Impairment charges recorded above include £46.2m (£28.5m) in respect of tangible net assets and £38.4m (£58.5m) in respect of goodwill. Other than as stated, impairments in 2003 relate principally to the UK.

See note 7 for an analysis of the tax effect on exceptional items.

The net tax credit in respect of the exceptional items noted above amounts to £42.5m (2002 net tax charge of £22.9m, 2001 net tax credit of £8.7m).

6	Net interest

	2003	2002	2001

Interest payable and similar charges	£m	£m	£m

On loans wholly repayable within five years:
– Bank loans and overdrafts	(15.2)	(16.6)	(21.0)

– Other loans	(30.7)	(58.0)	(115.4)

On loans not wholly repayable within five years:
– Bank loans and overdrafts	(0.2)	(0.1)	(0.1)

– Other loans	(56.3)	(39.7)	(34.3)

Total payable (including £(0.4)m (£(0.4)m, £(0.7)m) relating to finance leases)	(102.4)	(114.4)	(170.8)

Interest receivable and similar income	33.9	37.6	67.1

Share of joint-venture interest	(2.4)	(1.7)	(2.9)

Share of associate interest	–	–	0.1

Net interest payable	(70.9)	(78.5)	(106.5)

Unwinding of discount (net)	(3.6)	(4.5)	(6.0)

Net interest payable and similar charges	(74.5)	(83.0)	(112.5)

60	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

7	Taxation

a)	Analysis of tax charge in the year

	2003	2003	2003	2002	2002	2002	2001	2001	2001

	Before			Before			Before
	exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total	items	Items	Total

UK	£m	£m	£m	£m	£m	£m	£m	£m	£m

Current tax:
UK corporation tax at 30.0%	3.9	–	3.9	(4.7)	–	(4.7)	(123.1)	–	(123.1)

Double tax relief	–	–	–	–	–	–	130.6	–	130.6

Receipt for group relief	3.8	0.2	4.0	9.8	15.0	24.8	–	0.6	0.6

UK corporation tax credit	7.7	0.2	7.9	5.1	15.0	20.1	7.5	0.6	8.1

Foreign tax	(36.3)	3.3	(33.0)	(45.0)	18.4	(26.6)	(84.2)	7.0	(77.2)

Release relating to prior years	–	–	–	–	–	–	–	100.0	100.0

Share of joint-ventures (see note below)	(7.6)	–	(7.6)	(11.1)	–	(11.1)	(11.5)	–	(11.5)

Share of associates	(4.5)	–	(4.5)	(4.0)	–	(4.0)	(3.7)	–	(3.7)

Total current tax	(40.7)	3.5	(37.2)	(55.0)	33.4	(21.6)	(91.9)	107.6	15.7

UK deferred tax:
– Origination and reversal of timing differences	(9.7)	1.4	(8.3)	(4.5)	–	(4.5)	(3.3)	(9.4)	(12.7)

Foreign deferred tax:
– Release relating to prior years	–	50.0	50.0	–	–	–	–	–	–

– Origination and reversal of timing differences	(28.5)	66.9	38.4	(32.0)	(28.2)	(60.2)	(10.7)	11.1	0.4

Total deferred tax	(38.2)	118.3	80.1	(36.5)	(28.2)	(64.7)	(14.0)	1.7	(12.3)

Tax on profit on ordinary activities	(78.9)	121.8	42.9	(91.5)	5.2	(86.3)	(105.9)	109.3	3.4

Included within share of joint-ventures is £1.9m (£5.0m, £5.0m) relating to tax on US partnership profits borne by the group.

b)	Factors affecting tax charge for the period

	2003	2003	2002	2002	2001	2001

	Before		Before		Before
	exceptional		exceptional		exceptional
	items	Total	items	Total	items	Total

Profit on ordinary activities before tax	£319.7m	£137.0m	£350.3m	£273.7m	£351.0m	£275.4m

	%	%	%	%	%	%

Tax on ordinary activities at 30.0%	30.0	30.0	30.0	30.0	30.0	30.0

Permanent differences	14.0	32.7	6.6	8.5	1.6	2.0

Overseas tax rate differences	(8.6)	(20.0)	(8.1)	(10.4)	(3.5)	(4.4)

Accelerated capital allowances and timing differences	(5.4)	(12.6)	(2.7)	(3.4)	(2.4)	(3.1)

Current year tax losses and other timing differences not tax effected	27.6	64.5	(1.5)	(1.9)	2.4	3.1

Utilisation of tax losses brought forward	(39.2)	(91.5)	(4.8)	(6.1)	(0.2)	(0.2)

Prior year adjustments	(1.4)	(3.3)	(2.3)	(3.0)	(1.9)	(2.4)

Tax effect on exceptional items	–	37.4	–	(3.8)	–	(30.9)

Other	(4.3)	(10.0)	(1.5)	(2.0)	0.2	0.2

Total current tax	12.7	27.2	15.7	7.9	26.2	(5.7)

c)	Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets, except where there is a commitment to dispose of these assets. Such gains would only become taxable if the assets were sold without it being possible to claim rollover relief or offset existing capital losses. The group does not expect any tax to become payable in the foreseeable future.

No deferred tax has been recognised in respect of tax on gains arising from the revaluation of fixed assets, as the group is not committed to disposal of these assets.

No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued. Tax losses and other timing differences with a value of £20.9m have not been recognised as their use is uncertain or not currently anticipated. Of the losses, £1.4m expires between 2004 and 2009.

Notes to the accounts	61

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

8	Earnings per ordinary share

The calculation of the basic earnings per ordinary share of 24.4p (25.4p, 37.9p) is based on the weighted average of 736,968,849 (736,441,256, 735,427,260) ordinary shares in issue during the year and profit for the financial year of £179.9m (£187.4m, £278.8m). The pre-exceptional basic earnings per ordinary share of 32.7p (35.1p, 33.3p) is calculated using the same number of shares referred to above and on earnings of £240.8m (£258.8m, £245.1m). Earnings per share is also calculated below, before exceptional items and goodwill amortisation, since the Directors consider that this gives a useful indication of underlying performance.

The calculation of the diluted earnings per ordinary share of 24.4p (25.4p, 37.8p) is based on the weighted average of 737,624,103 (737,523,158, 737,709,825) ordinary shares and the profit after taxation of £179.9m (£187.4m, £278.8m). The pre-exceptional diluted earnings per ordinary share of 32.6p (35.1p, 33.2p) is calculated using the same number of shares referred to immediately above and on earnings of £240.8m (£258.8m, £245.1m).

The reconciliation from basic earnings per share to diluted earnings per share is given as follows:

	2003	2003	2003	2002	2002	2002	2001	2001	2001

			Earnings			Earnings			Earnings
	Shares	Profit	per share	Shares	Profit	per share	Shares	Profit	per share

	Number	£m	pence	Number	£m	pence	Number	£m	pence

Basic	736,968,849	179.9	24.4	736,441,256	187.4	25.4	735,427,260	278.8	37.9

Options	240,724	–		129,620	–		541,923	–

Sharesave	414,530	–		952,282	–		1,740,642	–

Diluted	737,624,103	179.9	24.4	737,523,158	187.4	25.4	737,709,825	278.8	37.8

Adjustment for goodwill amortisation		56.9			61.3			59.7

Basic before goodwill amortisation	736,968,849	236.8	32.1	736,441,256	248.7	33.8	735,427,260	338.5	46.0

Diluted before goodwill amortisation	737,624,103	236.8	32.1	737,523,158	248.7	33.7	737,709,825	338.5	45.9

9	Profit on ordinary activities after taxation

As permitted by the exemption in Section 230 of the Companies Act 1985 the Company has not presented its own profit and loss account. The profit for the year dealt with in the accounts of Hanson was £200.0m (£nil). After dividends of £84.5m (£nil) the profit for the year was £115.5m (£nil).

10	Intangible fixed assets

		2003	2002

		Goodwill	Goodwill

Cost	Notes	£m	£m

At January 1		1,166.4	1,228.0

Acquisitions	21	35.2	67.5

Disposals		(52.8)	(11.7)

Reallocations		(23.0)	(38.2)

Exchange adjustments		(11.6)	(79.2)

At December 31		1,114.2	1,166.4

Amortisation
At January 1		226.7	125.9

Provided during the year		56.9	61.3

Provision for impairment		38.4	74.3

Disposals		(13.2)	(10.5)

Reallocations		(2.9)	(17.1)

Exchange adjustments		(3.5)	(7.2)

At December 31		302.4	226.7

Net book value at January 1		939.7	1,102.1

Net book value at December 31		811.8	939.7

62	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

11	Tangible fixed assets

	2003	2003	2003	2002	2002	2002

	Land,			Land,
	buildings			buildings
	and natural	Plant and		and natural	Plant and
	resources	equipment	Total	resources	equipment	Total

Consolidated	£m	£m	£m	£m	£m	£m

Cost
At January 1	1,978.3	1,528.6	3,506.9	2,136.7	1,688.9	3,825.6

Acquisitions	99.4	39.5	138.9	25.7	50.7	76.4

Reclassifications between asset categories	(8.4)	24.7	16.3	(5.9)	(17.3)	(23.2)

Additions at cost	25.4	182.8	208.2	18.7	124.5	143.2

Disposals	(51.6)	(170.0)	(221.6)	(80.8)	(218.5)	(299.3)

Exchange adjustments	(63.8)	(39.5)	(103.3)	(116.1)	(99.7)	(215.8)

At December 31	1,979.3	1,566.1	3,545.4	1,978.3	1,528.6	3,506.9

Depreciation and depletion
At January 1	324.1	567.6	891.7	355.7	606.5	962.2

Charge for the year	50.1	158.8	208.9	51.7	163.9	215.6

Reclassifications between asset categories	14.3	2.0	16.3	(5.5)	(11.3)	(16.8)

Provision for impairment	3.8	42.4	46.2	4.5	21.8	26.3

Disposals	(15.7)	(137.5)	(153.2)	(55.0)	(175.0)	(230.0)

Exchange adjustments	(13.0)	(14.6)	(27.6)	(27.3)	(38.3)	(65.6)

At December 31	363.6	618.7	982.3	324.1	567.6	891.7

Net book amounts
At January 1	1,654.2	961.0	2,615.2	1,781.0	1,082.4	2,863.4

At December 31	1,615.7	947.4	2,563.1	1,654.2	961.0	2,615.2

	2003	2003	2003	2003	2002	2002	2002	2002

		Long	Short			Long	Short
	Freehold	leasehold	leasehold	Total	Freehold	leasehold	leasehold	Total

Land, buildings and natural
resources comprise the following:	£m	£m	£m	£m	£m	£m	£m	£m

Aggregates	988.5	8.7	110.7	1,107.9	1,072.5	6.9	21.6	1,101.0

Clay	132.7	–	–	132.7	134.3	13.4	–	147.7

Other land and buildings	351.0	1.3	22.8	375.1	296.8	1.3	107.4	405.5

At December 31	1,472.2	10.0	133.5	1,615.7	1,503.6	21.6	129.0	1,654.2

	2003	2002

	£m	£m

Cost of finance leased assets included in plant and equipment	80.1	82.1

Cumulative depreciation of finance leased assets	(49.0)	(51.3)

Net book amounts at December 31	31.1	30.8

Capital expenditure contracted	83.0	26.7

Notes to the accounts	63

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

12	Investments

		Unlisted investments

				Loans to joint-
	Listed	Joint-	Associated	ventures and
	investments	ventures	undertakings	associates	Other	Provisions	Total

Fixed asset investments	£m	£m	£m	£m	£m		£m

Consolidated
At January 1, 2002	0.3	207.6	48.1	14.6	0.3	(2.4)	268.5

Exchange movements	–	(13.0)	–	(1.5)	–	–	(14.5)

Additions	15.7	1.9	1.0	–	–	–	18.6

Movement in loans	–	–	–	12.0	–	–	12.0

Acquisitions	–	–	–	–	0.1	–	0.1

Share of retained (loss)/profit	–	(3.4)	0.7	–	–	–	(2.7)

Provisions charged in year	–	–	–	–	–	(4.3)	(4.3)

Reallocations	–	(59.1)	(1.5)	(14.2)	–	–	(74.8)

Disposals	(2.7)	(2.5)	(3.9)	–	(0.1)	2.4	(6.8)

Provisions allocated	(4.2)	–	(0.1)	–	–	4.3	–

At December 31, 2002	9.1	131.5	44.3	10.9	0.3	–	196.1

Exchange movements	–	8.9	–	1.3	–	–	10.2

Movement in loans	–	–	–	21.7	–	–	21.7

Acquisitions	–	29.4	–	–	–	–	29.4

Share of retained profit	–	3.9	0.7	–	–	–	4.6

Provisions released/(charged) in year	2.8	–	(0.2)	–	–	–	2.6

Reallocations	–	20.1	0.5	(0.5)	–	–	20.1

Disposals	(3.0)	(42.8)	–	–	–	–	(45.8)

At December 31, 2003	8.9	151.0	45.3	33.4	0.3	–	238.9

Acquisitions of joint-ventures includes £17.3m of goodwill. Reallocation of £20.1m represents goodwill allocated to joint-ventures, which have been accounted for under UITF31 “Exchange of business and other non-monetary assets for an interest in a subsidiary, joint-venture or associate”. The market value of listed investments, comprising own shares, was £9.0m (£9.1m) at the year end. The Directors estimated the value of unlisted investments at December 31, 2003 to be £230.0m (£187.0m).

On May 31, 1995 Hanson established an Employee Share Trust (the “Trust”) approved by shareholders on May 15, 1995. The trust as at December 31, 2003 held 2.2m (3.3m) ordinary shares in Hanson at a book value of £8.9m (£9.1m). The Trust waived its rights to dividends payable during the year and to its future dividends on its holding of the Hanson shares. The cost of sharesave plans, share options and the Long Term Incentive Plan, where awards are granted at a discount to the market price of the Company’s shares, is charged to the profit and loss account. As the Hanson Sharesave Scheme is a UK Inland Revenue approved savings related scheme, Hanson has taken advantage of the exemption from applying UITF 17 “Employee Share Schemes”.

The companies listed below are those whose results, in the opinion of the Directors, principally affected the profits or assets of the group. A full list of subsidiary and associated undertakings at December 31, will be annexed to the annual return of the Company to be delivered to the Registrar of Companies. Voting power for principal subsidiaries, joint-ventures and associates is in the same proportion as ownership with the exception of Cement Australia Holdings Limited which is jointly controlled with its partners.

Principal subsidiary undertakings which, with the exception of Hanson Building Materials Limited, are not held directly by Hanson PLC are as follows:

Principal subsidiary undertakings at December 31, 2003	% owned	Country	Year ended

Hanson Quarry Products Europe Ltd(a)	100.0	UK	December

Hanson Building Materials Limited(g)	100.0	UK	December

Aylett Corporation(g)	100.0	Guernsey	December

Harshaw Incorporated(g)	100.0	Guernsey	December

Hanson Pipe and Products, Inc(f)	100.0	USA	December

Hanson Aggregates Southeast, Inc(a)	100.0	USA	December

Principal joint-ventures and associated undertakings, none of which is held directly by Hanson PLC, are as follows

	Share capital	Full year
	and reserves	pre-tax profit		% owned	Country	Year ended

Principal joint-ventures at December 31, 2003	£m	£m

United Marine Holdings Ltd(a)	26.4	12.5		50.0	UK	December

Cement Australia Holdings Ltd(b)	194.5	25.2	*	25.0	Australia	December

Pioneer Road Services Pty Ltd(c)	31.6	11.5		50.0	Australia	December

Metromix Pty Ltd(d)	9.9	2.4		50.0	Australia	March

Campbell Ready Mix LP(e)	60.9	10.1		50.0	USA	December

Piedras y Arenas Baja, S de R L de CV(a)	11.8	(1.4)		50.0	Mexico	December

Principal associated undertakings at December 31, 2003
Midland Quarry Products Limited(a)	71.0	19.0		50.0	UK	December

*Profit for the seven months ended December 31, 2003.
(a)Principal activity quarry operations	(b)Principal activity cement production	(c)Principal activity road surfacing
(d)Principal activity ready-mixed concrete and quarry operations	(e)Principal activity ready-mixed concrete operations	(f)Principal activity supply of pipe and products
(g)Principal activity investments

64	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

12	Investments continued

Subsidiary
undertakings
cost

Fixed asset investments	£m

Company
At January 1, 2003	–

Additions	3,210.9

At December 31, 2003	3,210.9

	2003	2002

Current asset investments	£m	£m

Consolidated

Unlisted	0.2	101.8

£nil (£12.5m) of the unlisted investments are taken as liquid resources in the net debt calculation as they constitute term deposits of no more than one year to maturity.

13	Stocks

	2003	2002

	£m	£m

Raw materials	30.4	35.2

Work in progress	5.2	6.7

Finished stock and items for resale	272.1	282.7

	307.7	324.6

14	Debtors

	2003	2002	2003	2002

	Consolidated	Consolidated	Company	Company

Due within one year	£m	£m	£m	£m

Trade debtors	617.0	613.0	–	–

Subsidiary undertakings	–	–	200.0	–

Prepayments	42.9	50.9	–	–

Other debtors	97.9	125.6	–	–

	757.8	789.5	200.0	–

Due after one year
Pension prepayment	199.6	150.8	–	–

Other debtors	38.8	39.4	–	–

Amounts recoverable from insurers	40.9	69.9	–	–

	1,037.1	1,049.6	200.0	–

Trade debtors are stated net of provisions for bad and doubtful debts of £31.5m (£29.6m).

15	Creditors due within one year

	2003	2002	2003	2002

	Consolidated	Consolidated	Company	Company

Analysis of other creditors	£m	£m	£m	£m

Taxation and social security
Corporate taxes	17.3	9.4	–	–

Other taxes	16.6	11.9	–	–

	33.9	21.3	–	–

Subsidiary undertakings	–	–	1,000.0	–

Accruals and deferred income	211.2	178.5	–	–

Other	101.6	125.1	–	–

	346.7	324.9	1,000.0	–

Debenture loans include £177.0m (£176.1m) relating to US dollars borrowed under US and European commercial paper programmes and £754.4m (£401.4m) relating to Euros borrowed under a European commercial paper programme. Bank loans, overdrafts and debenture loans bear interest at rates ranging from 1.3% to 8.0% per annum. Outstanding instalments under finance leases totalling £1.6m (£3.8m) are included in debenture loans. Hanson had unused committed bank facilities of £860.5m (£561.7m) at December 31, 2003, which expire as follows:

	2003	2002

Unused committed bank facilities	£m	£m

2003	–	8.8

2004	–	358.0

2005	291.3	194.9

2006 and after	569.2	–

	860.5	561.7

Notes to the accounts	65

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

16	Creditors due after one year

	2003	2002	2003	2002

	Consolidated	Consolidated	Company	Company

Loans not wholly repayable within five years	£m	£m	£m	£m

5.25% notes 2013	417.6	–	–	–

7.875% notes 2010	419.4	463.9	–	–

Secured long-term loans	1.9	2.6	–	–

Unsecured long-term bank loans	1.7	2.3	–	–

	840.6	468.8	–	–

Loans repayable within five years
6.75% guaranteed notes 2005	422.3	467.3	–	–

Secured bank loans	0.6	–	–	–

Secured other loans	–	2.0	–	–

Unsecured bank loans	201.7	1.3	–	–

Unsecured other loans	0.7	32.9	–	–

	625.3	503.5	–	–

	1,465.9	972.3	–	–

	2003	2002	2003	2002

	Consolidated	Consolidated	Company	Company

Long-term debt is repayable to third parties as follows:	£m	£m	£m	£m

2004	–	33.9	–	–

2005	424.6	468.8	–	–

2006	1.0	1.9	–	–

2007	0.9	0.5	–	–

2008	200.2	–	–	–

Thereafter	839.2	467.2	–	–

	1,465.9	972.3	–	–

Bank loans, other loans and finance leases bear interest at rates which are either fixed or fluctuate in line with market rates and at the year end these ranged from 1.5% to 8.1% per annum.

Outstanding instalments under finance leases totalling £0.7m (£3.4m) are included above. Loans repayable by instalments after five years of £1.9m (£2.5m) and within five years of £2.0m (£2.3m) are shown within the consolidated figures.

66	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

17	Provisions for liabilities and charges

	Environmental	Healthcare
	obligations	and	Deferred
	and related	obligations to	and other	Reclamation	Legal and
	costs	employees	taxation	obligations	insurance	Other	Total

	£m	£m	£m	£m	£m	£m	£m

At January 1, 2002	197.3	160.3	152.8	164.6	21.6	66.0	762.6

Increase in provisions due to unwinding of discount	1.4	–	–	3.1	–	–	4.5

Provided in year	–	5.3	64.7	6.7	6.0	2.5	85.2

Released in year	–	–	–	(1.1)	(0.8)	(37.4)	(39.3)

Acquisitions (disposals)	–	(0.5)	(2.4)	(20.8)	(1.2)	(2.5)	(27.4)

Reallocation and transfer from (to) current liabilities	31.2	(6.5)	6.3	(17.6)	(8.6)	(1.6)	3.2

Utilised and other	(33.9)	(14.1)	–	(18.5)	(5.3)	(7.9)	(79.7)

Exchange movements	(18.8)	(13.9)	(6.8)	(6.7)	(1.1)	(2.3)	(49.6)

At December 31, 2002	177.2	130.6	214.6	109.7	10.6	16.8	659.5

Increase in provisions due to unwinding of discount	1.0	–	–	2.6	–	–	3.6

Provided in year	78.2	9.1	–	10.3	8.8	8.4	114.8

Provision for deferred tax asset	–	–	(30.1)	–	–	–	(30.1)

Released in year	–	(0.7)	(50.0)	(0.8)	–	(0.2)	(51.7)

Acquisitions (disposals)	–	–	0.6	2.9	–	0.9	4.4

Reallocation and transfer from (to) current liabilities	4.1	4.3	5.0	(1.6)	0.3	(5.0)	7.1

Utilised and other	(42.5)	(11.0)	(0.6)	(8.5)	(3.0)	(7.1)	(72.7)

Exchange movements	(21.1)	(11.2)	(5.1)	(5.8)	(1.5)	–	(44.7)

At December 31, 2003	196.9	121.1	134.4	108.8	15.2	13.8	590.2

Long-term provisions except deferred tax have been discounted at rates of up to 6.25%.

Healthcare and obligations to employees relate to post-retirement health and benefit costs of current and retired employees and are described in note 29.

Environmental and reclamation provisions have been established to cover those situations where the group has either a legal or constructive obligation to remedy known exposures. Reclamation provisions are expected to be utilised over the life of the relevant quarry. Legal and insurance and other provisions relate to acquisitions, disposals and rationalisations both arising on acquisitions and provided for in current and prior years. Legal and insurance, environmental and other provisions are expected to be utilised on a reducing basis over the next five years, depending in each case on the nature of the underlying obligation.

The above provisions include £137.7m (£146.7m) at December 31, 2003 in respect of the cost of resolving current and probable future claims against US subsidiaries for asbestos. Where appropriate, environmental and reclamation provisions have been established after taking into account the opinions of suitably qualified and experienced consultants and after estimating the costs in line with current practice and standards.

The liabilities for deferred and other taxation provided were as follows:

	2003	2002

	£m	£m

Excess of capital allowances over depreciation	170.3	148.8

Short-term timing differences	(134.7)	(36.6)

Other timing differences	98.8	102.4

	134.4	214.6

Accounting Policies – Deferred Taxation (page 51) outlines those categories for which no deferred tax is provided.

Notes to the accounts	67

Back to Content

Notes to the accounts continued
for the 12 months ended December 31, 2003

18	Koppers’ liabilities

Koppers’ environmental obligations and related costs relate to the former US chemical operations disposed of by Beazer PLC prior to its acquisition by Hanson in 1991. Beazer and certain of its subsidiaries remain contractually and statutorily liable for certain environmental costs relating to these discontinued operations. During 1998 an agreement was signed under which the funding and risk of the environmental liabilities were underwritten by subsidiaries of two re-insurance companies, Centre Solutions and Swiss Re. A one-off premium and related transaction costs totalling $275.0m was paid providing insurance cover of $800.0m in perpetuity after payment by the group of the first $100.0m of remediation costs arising since January 1, 1998. The discounted liability is now recognised in provisions and a corresponding asset representing the amounts receivable is shown in prepayments. These costs are payable, on a reducing basis.

The Company estimates that this insurance cover is sufficient to meet these costs. Factors which could cause actual remediation costs to differ from these estimates include (i) unknown adverse conditions arising at sites; (ii) third party claims in excess of estimates; (iii) changes to regulatory requirements for remedial technology; (iv) any other significant variations to assumptions made in support of these estimates.

The Koppers’ amounts due from insurers, as shown in prepayments, and liabilities transferred to insurers, as shown in provision for liabilities and charges, are as follows:

	2003	2002

	£m	£m

At January 1	199.5	205.8

Increase in prepayment/liability due to unwinding of discount	12.4	16.0

Increase in prepayment/liability due to reappraisal of liabilities	63.2	36.5

Decrease in prepayment/liability due to settlements	(52.6)	(38.1)

Exchange movements	(21.3)	(20.7)

At December 31	201.2	199.5

The matched increase in the asset/liability during 2003 recognises the possibility of increased claims in future years. The insurance agreement provides cover in excess of projected liabilities.

68	Notes to the accounts

Back to Content

Notes to the accounts continued
for the 12 months ended December 31, 2003

19	Share capital

The share capital of the Company (2003) and Old Hanson (2002) is shown below:

	2003	2002	2003	2002

	Number	Number	£m	£m

Authorised
Ordinary shares of £0.10 (2002 £2.00)	1,000,000,000	925,000,000	100.0	1,850.0

Allotted, called up and fully paid
Ordinary shares of £0.10 (2002 £2.00)	736,968,849	736,968,849	73.7	1,473.9

		Resulting total nominal value

Changes in the year to the authorised share capital		£

In Old Hanson (up to and including October 14, 2003, the effective date of the Scheme).
October 14, 2003	£1,473.9m of the authorised share capital extinguished on cancellation of 736,968,849 ordinary shares of £2 each and then immediately restored by the same amount and the same number of shares pursuant to the Court Order dated October 13, 2003.	1,850,000,000

In New Hanson (the ‘Company’) December 31, 2002	On incorporation, £1,000 divided into 1,000 ordinary shares of £1 each.	1,000

June 16, 2003	Increased by £49,999 on creation of 49,999 ordinary shares of £1 each. These shares were immediately re-designated as 49,999 redeemable preference shares of £1 each.	50,999

July 30, 2003	Increased by £2,999,999,000 on creation of 2,999,999,000 ordinary shares of £1 each All the resulting 3,000,000,000 ordinary shares of £1 each consolidated into 1,000,000,000 ordinary shares of £3 each.	3,000,049,999

October 21, 2003	Reduced by £2,900,049,999 on i) the reduction in nominal value of 1,000,000,000 ordinary shares of £3 each to 10 pence each pursuant to the Court Order dated October 20, 2003; and ii) the redemption and cancellation of 49,999 redeemable preference shares.	100,000,000

		Resulting total nominal value

Changes in the year to the issued share capital		£

In Old Hanson (up to and including October 14, 2003, the effective date of the Scheme).
To October 13, 2003	No additional share capital was allotted.

October 14, 2003	Existing 736,968,849 ordinary shares of £2 each cancelled and extinguished. The same number of ordinary shares of £2 each then immediately created and allotted as fully paid to New Hanson pursuant to the Court Order dated October 13, 2003.	1,473,937,698

In New Hanson (the ‘Company’) December 31, 2002	On incorporation, £1 on allotment of 1 ordinary share of £1 fully paid in cash.	1

June 16, 2003	Increased by £50,001 on allotment of i) 49,999 redeemable preference shares of £1 each fully paid in cash; and ii) 2 ordinary shares of £1 each fully paid in cash.	50,002

July 30, 2003	The three issued ordinary shares, consolidated into one ordinary share of £3.	50,002

September 17, 2003	Increased by £3 on allotment of one ordinary share of £3 fully paid in cash.	50,005

October 14, 2003	Increased by £2,210,906,541 on i) allotment of 736,968,849 ordinary shares of £3 each credited as fully paid to Old Hanson shareholders pursuant to the Court Order dated October 13, 2003; and ii) gifting back to the Company and cancellation of two ordinary shares of £3 each.	2,210,956,546

October 21, 2003	Reduced by £2,137,259,661 on i) reduction in nominal value of 736,968,849 ordinary shares from £3 to 10 pence pursuant to the Court Order dated October 20, 2003; and (ii) on redemption and cancellation of 49,999 redeemable preference shares of £1 each	73,696,885

During the period January 1, 2003 to December 31, 2003 no ordinary share capital was allotted in respect of the various share option schemes and other option arrangements.

At December 31, 2003, 8,737,804 ordinary shares were reserved to satisfy rights in respect of various employee share option schemes and other option arrangements. The nominal value of reserved shares totalled £0.9m (£20.3m, £19.5m) at the balance sheet date, as set out below:
i)	options were exercisable over 1,676,955 ordinary shares under the closed Executive Share Option Schemes at dates up to 2005. Of these 557,062 had a subscription price of 482.6p, 641,072 had a subscription price of 412.3p and 478,821 had a subscription price of 356.4p;
ii)	conditional options were outstanding over 3,030,214 ordinary shares under the Share Option Plan, such options to the extent that the conditions are satisfied, being capable of being exercised at dates up to 2013. Of these 722,228 had a subscription price of 473.3p per share, 1,007,918 had a subscription price of 461.75p per share and 1,300,068 had a subscription price of 290.4p.
iii)	options outstanding over 3,716,248 ordinary shares under the Sharesave Scheme at dates up to 2010 with subscription prices ranging from 224p to 428p per share with an average of 330.1p; and
iv)	an option granted to Stern Stewart & Co over 314,387 ordinary shares at a subscription price of 790p exercisable at any time from July 1, 2002 to July 1, 2004 at which time the option, if unexercised, will lapse.

At December 31, 2003 no ordinary shares were held in the form of treasury stock.

During the year to December 31, 2002 £2.2m nominal of ordinary share capital was allotted in respect of the following:
i)	60,137 ordinary shares under the Company’s executive share option schemes for an aggregate consideration of £0.2m.
ii)	1,031,961 ordinary shares under the Company’s sharesave schemes for an aggregate consideration of £2.4m.

Notes to the accounts	69

Back to Content

Notes to the accounts continued
for the 12 months ended December 31, 2003

19	Share capital continued

On January , 2001 there were 735,162,855 ordinary shares of £2 each in issue. During the year to December 31, 2001 £1.5m nominal of ordinary share capital was allotted in respect of the following:
i)	30,766 ordinary shares under the Company’s executive share option schemes for an aggregate consideration of £0.1m.
ii)	683,130 ordinary shares under the Company’s sharesave schemes for an aggregate consideration of £1.8m.

20	Shareholders’ funds

	Share capital	Share premium account	Other reserves	Profit and loss account	Total shareholders funds ’

Consolidated	£m	£m	£m	£m	£m

Balance at January 1, 2001	1,470.3	1,492.2	216.3	(758.2)	2,420.6

Share options exercised	1.5	0.4	–	–	1.9

Goodwill impaired previously written off to reserves	–	–	–	88.8	88.8

Goodwill on disposals previously written off to reserves	–	–	–	25.3	25.3

Profit available for appropriation	–	–	–	278.8	278.8

Dividends on ordinary shares	–	–	–	(102.9)	(102.9)

Exchange fluctuation	–	–	–	8.3	8.3

Balance at December 31, 2001	1,471.8	1,492.6	216.3	(459.9)	2,720.8

Share options exercised	2.1	0.5	–	–	2.6

Profit available for appropriation	–	–	–	187.4	187.4

Dividends on ordinary shares		–	–	(113.5)	(113.5)

Exchange fluctuation	–	–	–	(137.1)	(137.1)

Balance at December 31, 2002	1,473.9	1,493.1	216.3	(523.1)	2,660.2

Capital restructure	737.0	(1,493.1)	756.1	–	–

Reduction of capital	(2,137.2)	–	–	2,137.2	–

Profit available for appropriation	–	–	–	179.9	179.9

Dividends on ordinary shares	–	–	–	(120.9)	(120.9)

Exchange fluctuation	–	–	–	3.2	3.2

Balance at December 31, 2003	73.7	–	972.4	1,676.3	2,722.4

Included in the consolidated reserves above was £15.4m (£12.8m, £10.9m) in respect of joint-ventures and associates of which £3.0m (£1.7m, £(5.4)m) arose in the current year together with exchange movements of £(0.4)m (£0.2m, £0.1m). Cumulative goodwill written off directly to reserves in respect of acquisitions prior to January 1, 1998, net of amounts disposed of or recognised as impaired, amounted to £1,112.1m (£1,112.1m, £1,112.1m) at December 31, 2003.

	Share capital	Profit and loss account	Total

Company (New Hanson)	£m	£m	£m

Balance at January 1, 2003	–	–	–

Shares issued on acquisition of Old Hanson	2,210.9	–	2,210.9

Reduction of capital	(2,137.2)	2,137.2	–

Profit available for appropriation	–	200.0	200.0

Dividend on ordinary shares	–	(84.5)	(84.5)

Balance at December 31, 2003	73.7	2,252.7	2,326.4

At December 31, 2003, £2,337.2m (£nil) was available in the parent company for the payment of dividends.

21	Acquisitions and disposals

Acquisitions
During 2003, the North American division acquired aggregates producer Better Materials Corporation for £93.1m on July 18 and Wagner Quarries Company for £21.4m on July 25, together with four other bolt-on acquisitions totalling £17.6m. An asset exchange with Oldcastle Materials, Inc., a subsidiary of CRH plc, was completed on July 12, whereby Hanson transferred seven rural quarries for assets which included five quarries in Indiana and northern Ohio. The Australian division completed the merger of its 50% interest in Australian Cement Holdings Pty Limited with Queensland Cement Limited, to form Cement Australia Holdings Limited on June 1, retaining a 25% interest in the merged entity. Nine other bolt-on acquisitions for the Australian division totalling £15.5m include two aggregates and ready-mixed concrete operations in western Australia and three aggregates operations in Melbourne and south east Queensland and ready-mixed concrete operations on the Sunshine Coast in Queensland. One other bolt-on acquisition in the group during 2003 totalled £5.6m. Non cash consideration of mergers and asset exchanges totalled £54.7m.

During 2002, the North American division acquired Choctaw Inc. for £92.5m on May 28, together with an asphalt batch plant in New York for £3.6m on August 21 and a pipe plant in Oregon for £5.0m on April 23. The UK division acquired for £28.1m, the assets and liabilities of Marshalls Flooring and Red Bank Manufacturing company on November 29, together with Small Lots (Mix-It) Limited on June 30. Continental Europe & Asia acquired in Spain two limestone quarries in El Hoyon and Basalt on October 7 for £13.3m, together with the Aridos Sanz and Aridos Rodisan sand and gravel quarries on November 4 for £5.7m. It also acquired two quarries in the Czech Republic on April 29 for £2.4m, and in Malaysia the remaining 50% of the concrete joint-venture Pioneer Sun-Mix Concrete for £2.1m on August 30.

70	Notes to the accounts

Back to Content

Notes to the accounts continued
for the 12 months ended December 31, 2003

21	Acquisitions and disposals continued

During 2001, the North American division acquired, in Canada, Centennial Pipe and Products Inc for £41.1m on December 24. The UK division acquired the John Mould aggregates recycling business for £6.7m on April 6 and a 51% shareholding in Thermaliner Insulation Systems Ltd (TIS), for £3.4m on February 15. Continental Europe & Asia acquired the quarrying assets in Spain of Murcia for £5.2m on September 30 and in April acquired in Malaysia the remaining 50% of the aggregates joint-venture Sungei Way for £36.7m.

The following table sets out the effect of current year acquisitions on the consolidated balance sheet. In all cases acquisition accounting has been applied which reflects a preliminary allocation of the purchase consideration and fair value adjustments to the net assets and liabilities. The group’s mergers and asset exchanges have been accounted for under UITF 31 “Exchange of business or other non-monetary assets for an interest in a subsidiary, joint-venture or associate”, resulting in a charge of £4.6m. There were no material adjustments to bring book values into alignment with Hanson accounting policies.

		2003	2003	2003	2002	2002	2002

		Total book value	Fair value adjustments	Total fair value	Total book value	Fair value adjustments	Total fair value

		£m	£m	£m	£m	£m	£m

Fixed assets	– Tangible	147.6	(8.7)	138.9	52.3	21.4	73.7

	– Goodwill	–	–	–	6.8	(6.8)	–

	Joint-ventures and associates	9.1	20.3	29.4	–	–	–

	Stock	13.0	(1.4)	11.6	16.3	(0.1)	16.2

	Debtors	17.9	(1.6)	16.3	43.3	(0.6)	42.7

	Cash	1.2	(0.1)	1.1	6.1	(0.9)	5.2

	Creditors and overdrafts	(11.6)	(4.3)	(15.9)	(36.0)	(0.8)	(36.8)

	Loans and finance leases	(2.7)	–	(2.7)	(1.7)	1.5	(0.2)

	Provision for liabilities	(28.8)	22.8	(6.0)	(2.3)	0.5	(1.8)

	Prior year revisited fair values	–	–	–	–	2.3	2.3

		145.7	27.0	172.7	84.8	16.5	101.3

	Total consideration			207.9			152.7

	Goodwill			35.2			51.4

	Transfer from joint-venture			–			16.1

	Goodwill on acquisitions			35.2			67.5

For the period since acquisition, turnover of £64.2m and operating profit of £9.7m in respect of these acquisitions is included within the profit and loss account as continuing operations, acquisitions.

The fair value adjustments for joint-ventures and associates includes £17.3m of goodwill arising on the transaction.

The preliminary allocation of the purchase consideration to net assets and liabilities will be reviewed based on additional information up to December 31, 2004. The Directors do not anticipate that any net adjustments resulting from such reviews would have a material adverse effect on Hanson. In respect of acquisitions in 2002, there were no material subsequent amendments to the preliminary allocations made. Goodwill arising on current year acquisitions is not deductible for tax purposes.

Disposals
On January 3, 2003, the North American division sold its 50% interest in North Texas Cement to its joint-venture partner for £75.7m, together with its ready-mixed concrete operations in Texas on July 18, 2003 for £48.8m. On November 12, 2003, the Continental Europe and Asia division disposed of its Singapore ready-mixed concrete division for £0.7m. Other group disposals during the year amounted to £10.1m. Non cash consideration of mergers and asset exchanges totalled £49.3m.

On April 22, 2002 Hanson Brick Continental Europe was sold for £39.3m. The North America division disposed of Aggregate Haulers for £3.3m on April 4, 2002, together with a ready-mixed concrete and aggregate operation in Minnesota in December 2002 for £4.0m, and an asphalt batch plant in New York on September 27, 2002 for £2.4m.

On January 31, 2001 the waste management division of the UK was sold for £185.0m. On May 18, 2001 the North America division disposed of quarrying operations in Utah for £17.3m, and on September 14, 2001 it sold its quarrying operations in Las Vegas for £13.6m. The group’s investment in Pioneer Roof Tiles was sold on November 10, 2001 for £6.4m.

	Net book value	Goodwill	Disposal costs	Proceeds	Profit/ (loss)

Disposals	£m	£m	£m	£m	£m

Hanson Brick Continental Europe	41.7	–	5.6	39.3	(8.0)

Other	8.7	1.2	1.5	9.7	(1.7)

Total disposals 2002	50.4	1.2	7.1	49.0	(9.7)

North Texas Cement	75.7	–	–	75.7	–

Ready-mixed concrete – Texas	49.5	–	2.2	48.8	(2.9)

Ready-mixed concrete – Singapore	0.8	18.9	1.1	0.7	(20.1)

Other	38.4	20.7	–	59.4	0.3

Total disposals 2003	164.4	39.6	3.3	184.6	(22.7)

Notes to the accounts	71

Back to Content

Notes to the accounts continued
for the 12 months ended December 31, 2003

22	Purchase and disposal of subsidiary undertakings

		2003	2003	2002	2002	2001	2001

		Purchases	Disposal	Purchases	Disposals	Purchases	Disposals

	Notes	£m	£m	£m	£m	£m	£m

Fixed assets		(138.9)	49.1	(73.7)	38.4	(39.7)	98.3

Joint-ventures and associates		(29.4)	29.0	–	–	–	–

Stocks		(11.6)	8.6	(16.2)	37.2	(7.1)	6.7

Debtors		(16.3)	29.4	(42.7)	21.1	(34.3)	32.5

Cash		(1.1)	0.2	(5.2)	(1.4)	(7.1)	–

Current asset investments		–	75.7	–	–	–	–

Creditors and overdrafts		15.9	(8.7)	36.6	(14.3)	18.1	(16.7)

Loans and finance leases		2.7	–	0.2	(0.2)	–	–

Provisions for liabilities		6.0	(1.6)	2.0	(30.4)	2.2	(26.7)

		(172.7)	181.7	(99.0)	50.4	(67.9)	94.1

(Loss)/profit on disposals	21	–	(22.7)	–	(9.7)	–	104.6

Other non-cash consideration		54.7	(49.3)	–	–	35.3	–

Goodwill	21	(35.2)	22.3	(53.7)	1.2	(25.2)	25.3

Cash consideration		(153.2)	132.0	(152.7)	41.9	(57.8)	224.0

23	Reconciliation of operating profit to net cash inflow from operating activities

			2003	2002	2001

		Notes	£m	£m	£m

Group operating profit			264.4	301.4	231.4

Amortisation of goodwill		10	56.9	61.3	59.7

Impairments		5	84.6	87.0	163.4

Depreciation		11	171.9	179.4	187.8

Depletion		11	37.0	36.2	41.1

Provisions charged			32.6	18.5	23.3

Provisions utilisation			(48.0)	(57.6)	(59.9)

(Profit) on sales of tangible fixed assets			(2.3)	(8.0)	(11.2)

Decrease in stocks			11.0	7.3	1.5

(Increase) in debtors			(45.7)	(33.1)	(2.0)

(Decrease) in creditors			(25.9)	(6.5)	(9.6)

Net cash inflow from operating activities			536.5	585.9	625.5

24	Analysis of net (debt)

		Jan 1, 2001	Cash flow	Other movements	Exchange movement	Dec 31, 2001

		£m	£m	£m	£m	£m

Cash at bank		113.0	9.1	–	(0.6)	121.5

Liquid resources
– Deposits		804.2	(163.1)	–	15.8	656.9

– Securities		411.9	(51.5)	–	13.2	373.6

Cash and investments per balance sheet		1,329.1	(205.5)	–	28.4	1,152.0

Overdrafts		(560.8)	373.2	(3.8)	24.2	(167.2)

Bank debt due within one year		(3.0)	(210.4)	(15.7)	(4.9)	(234.0)

Bank loans and overdrafts per balance sheet		(563.8)	162.8	(19.5)	19.3	(401.2)

Debt due within one year
– Debenture debt		(942.7)	390.1	(10.4)	(15.7)	(578.7)

– Finance leases		(7.7)	6.6	(1.4)	–	(2.5)

Debenture loans per balance sheet		(950.4)	396.7	(11.8)	(15.7)	(581.2)

Debt due after one year
– Debenture debt		(1,627.4)	59.4	23.1	(48.2)	(1,593.1)

– Finance leases		(6.7)	(0.9)	1.4	–	(6.2)

Long-term debt per balance sheet		(1,634.1)	58.5	24.5	(48.2)	(1,599.3)

Net (debt)		(1,819.2)	412.5	(6.8)	(16.2)	(1,429.7)

For 2001, the cash flows are represented by cash in hand and at bank of £9.1m and overdrafts of £373.2m. Together with acquisitions and disposals of £7.1m, this totals £382.3m and represents the consolidated cash inflow for the year after financing.

72	Notes to the accounts

<<<<<<

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

24	Analysis of net (debt) continued

		Jan 1, 2002	Cash flow	Other movements	Exchange movement	Dec 31, 2002

		£m	£m	£m	£m	£m

Cash at bank		121.5	(26.5)	6.6	(7.5)	94.1

Liquid resources
– Deposits		656.9	674.3	–	(54.4)	1,276.8

– Securities		373.6	(347.0)	–	(14.1)	12.5

Cash and investments per balance sheet		1,152.0	300.8	6.6	(76.0)	1,383.4

Overdrafts		(167.2)	85.7	–	18.1	(63.4)

Bank debt due within one year		(234.0)	(246.0)	(26.4)	(0.4)	(506.8)

Bank loans and overdrafts per balance sheet		(401.2)	(160.3)	(26.4)	17.7	(570.2)

Debt due within one year
– Debenture debt		(578.7)	18.2	(476.0)	29.5	(1,007.0)

– Finance leases		(2.5)	0.3	(1.6)	–	(3.8)

Debenture loans per balance sheet		(581.2)	18.5	(477.6)	29.5	(1,010.8)

Debt due after one year
– Debenture debt		(1,593.1)	3.1	501.5	119.6	(968.9)

– Finance leases		(6.2)	1.0	1.8	–	(3.4)

Long-term debt per balance sheet		(1,599.3)	4.1	503.3	119.6	(972.3)

Net (debt)		(1,429.7)	163.1	5.9	90.8	(1,169.9)

For 2002, the cash flows are represented by cash in hand and at bank of £(26.5)m and overdrafts of £85.7m. Together with acquisitions and disposals of £6.6m, this totals £65.8m and represents the consolidated cash inflow for the year after financing.

		Jan 1, 2003	Cash flow	Other movements	Exchange movement	Dec 31, 2003

	Notes	£m	£m	£m	£m	£m

Cash at bank		94.1	48.5	0.9	(10.4)	133.1

Liquid resources
– Deposits		1,276.8	172.8	–	(72.1)	1,377.5

– Securities	12	12.5	(12.5)	–	–	–

Cash and investments per balance sheet		1,383.4	208.8	0.9	(82.5)	1,510.6

Overdrafts		(63.4)	1.8	–	39.5	(22.1)

Bank debt due within one year		(506.8)	527.5	–	(23.8)	(3.1)

Bank loans and overdrafts per balance sheet		(570.2)	529.3	–	15.7	(25.2)

Debt due within one year
– Debenture debt		(1,007.0)	86.1	(31.1)	(8.1)	(960.1)

– Finance leases		(3.8)	3.0	(0.8)	–	(1.6)

Debenture loans per balance sheet		(1,010.8)	89.1	(31.9)	(8.1)	(961.7)

Debt due after one year
– Debenture debt		(968.9)	(650.2)	26.5	127.4	(1,465.2)

– Finance leases		(3.4)	1.1	1.4	0.2	(0.7)

Long-term debt per balance sheet		(972.3)	(649.1)	27.9	127.6	(1,465.9)

Net (debt)		(1,169.9)	178.1	(3.1)	52.7	(942.2)

For 2003, the cash flows are represented by cash in hand and at bank of £48.5m and overdrafts of £1.8m. Together with acquisitions and disposals of £0.9m, this totals £51.2m and represents the consolidated cash inflow for the year after financing.

Notes to the accounts	73

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

25	Reconciliation of net cash flow movement to movement in net (debt)

		2003	2002	2001

		£m	£m	£m

Net cash inflow after financing (page 49)		51.2	65.8	382.3

(Increase)/decrease in long-term debt		(650.2)	3.1	59.4

Cash transferred to/(withdrawn from) deposits		172.8	674.3	(163.1)

(Decrease) in liquid resources		(12.5)	(347.0)	(51.5)

Decrease/(increase) in short-term loans		613.6	(227.8)	179.7

Capital element of finance leases		4.1	1.3	5.7

Change in net debt resulting from cash flows		179.0	169.7	412.5

Loans and finance leases acquired with subsidiaries		(2.7)	(0.2)	–

Loans and finance leases relating to disposals		–	0.2	–

Other financing movements		(1.3)	(0.7)	(6.8)

Exchange movement		52.7	90.8	(16.2)

Movement in net debt in the year		227.7	259.8	389.5

Opening net (debt)		(1,169.9)	(1,429.7)	(1,819.2)

Closing net (debt)		(942.2)	(1,169.9)	(1,429.7)

Liquid resources constitute term deposits of no more than one year to maturity and current asset investments traded on an active market.

26	Cash flows relating to exceptional items

		2003	2002	2001

		£m	£m	£m

Operating exceptional items:
Integration and reorganisation costs		3.2	0.6	24.3

Non-operating exceptional items:
Taxation receipt for group relief		0.2	15.0	0.6

Disposal of subsidiary undertakings		132.0	41.9	224.0

Disposal of fixed asset investments		34.1	2.1	–

Receipts relating to terminated operations		8.1	5.0	5.6

27	Contingent liabilities

As at December 31, 2003 the group had contingent liabilities in respect of guarantees and performance bonds given to third parties amounting to £34.3m (£10.8m). Of this, £4.4m (£10.0m) relates to former trading activities of the group. Also outstanding were £118.8m (£144.6m) of surety bonds issued by USA insurance companies in respect of reclamation liabilities of £43.2m (£44.3m) and performance bonds of £64.9m (£82.1m). These have been provided primarily to public authorities. Other surety bonds amount to £10.7m (£18.2m). The group’s bankers have also issued letters of credit of £94.9m (£86.9m), primarily relating to performance bonds and the deductible element of insurance programmes. No guarantees are recorded on the consolidated balance sheet.

Existing and former subsidiaries, including subsidiaries not transferred pursuant to the Demergers, have engaged in businesses and activities, unrelated to the businesses and activities presently being carried on by the group, which give rise to bodily injury and property damage claims concerning environmental and health issues. Claims and lawsuits have been filed against these subsidiaries, either directly or as a result of indemnity obligations, relating to products incorporating asbestos, coal by-products and chemicals, in particular for the wood treating industry.

With regard to asbestos claims, various of the Company’s US subsidiaries are defendants, typically with many other companies, in a number of lawsuits filed in certain state and federal courts by claimants who allege that they have suffered bodily injury as a result of exposure to asbestos-containing products, the manufacture of which by such subsidiaries ceased, depending on the subsidiary involved, between 1973 and 1984.

Each of the Company’s relevant US subsidiaries, together with its insurance carriers and outside counsel, review each asbestos claim that is pursued by the claimants. In many cases the claimants are unable to demonstrate that any injury they have suffered resulted from exposure to the subsidiary’s products, in which case their claim is generally dismissed without payment. In those cases where a compensatable disease, exposure to the subsidiary’s products and causation can be established, the subsidiary generally settles for amounts that reflect the type of disease, the seriousness of the injury, the age of the claimant, the particular jurisdiction of the claim and the number and solvency of the other defendants.

Information regarding the movement in asbestos claimants in the year and the cost of resolution in the year is provided on pages 28 and 29 of the Annual Report and Form 20-F.

At December 31, 2003, approximately 124,200 claimants were outstanding. The amounts of compensation formally claimed in the cases initially filed by these claimants vary but typically follow standard formulations that are used in various jurisdictions by various plaintiffs’ law firms. Of the claimants outstanding as of December 31, 2003, Hanson estimates that approximately 47% do not specify a dollar claim for damages, approximately 42% claim an amount “greater than US$25,000”, approximately 6% specify an amount between US$1m and US$10m and approximately 3% specify an amount between US$10m and US$40m. The remaining 2% claim various amounts, typically “greater than” specified amounts between US$50,000 and US$100,000. Hanson is not aware of any claim specifying an amount greater than US$40m. Hanson does not believe that the specific dollar amount mentioned in the claim is an accurate gauge of what re lief, if any, the claimant may eventually recover from one of Hanson’s US subsidiaries, and most claimants fail to allocate their alleged claims of liability amongst the various named defendants.

Of the claimants whose cases were resolved during this period, approximately 70% were dismissed without payment. The aggregate amounts paid in settlement and average settlement payments in any given period, together with related defence costs, have fluctuated widely and are expected to continue to fluctuate widely depending on the nature of the claims resolved (including the proportion which are mass claims) disease mix, number of other defendants and jurisdiction of claim.

74	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

27	Contingent liabilities continued

Most of the subsidiaries involved with asbestos claims have had agreements with their respective insurance carriers regarding the defence and settlement of asbestos claims, the terms of which varied for each such subsidiary. These insurance arrangements have resulted in the insurance companies having met substantially all of the amounts such subsidiaries have paid to date in settlements and defence costs. The Company assumes, in establishing the provisions for asbestos costs referred to below, that the amounts received from insurers will decline significantly over the next two years.

One of the Company’s subsidiaries is involved in litigation proceedings in the state of California with its insurers, with a view to establishing whether or not substantially all of the primary cover available to that subsidiary has been exhausted and, to the extent that such cover has been exhausted, the amount of excess cover that is available to it. Two other subsidiaries of the Company are seeking to increase the amount of insurance cover available and have initiated legal proceedings in the state of Pennsylvania.

The Company’s approach to accounting for the asbestos claims against its US subsidiaries is to provide for those costs of resolution which are both probable and estimable. The costs of resolving possible claims are accounted for as contingent liabilities. At present, based on detailed analysis and the assumptions noted below, the provision for those costs which are both probable and estimable equate to approximately eight years of gross cost at current levels. Whilst further claims are likely to be resolved beyond this eight year period, the associated costs of resolution are not able to be estimated and hence no provision has been made to cover these possible liabilities.

In total, the full year increase in the provision for future asbestos costs was US$125m, including a second half charge of US$20m, taking the gross provision to US$317m. Offsetting this is approximately US$73m of remaining insurance cover.

Assumptions made relate to the number, disease mix and location of future claims, trends in dismissal rates, settlement and defence costs, resolution of all existing claims, time scale of resolution of new claims, the continued solvency of co-defendants and expected insurance recoveries. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provisions for the cost of resolving asbestos claims will be an accurate prediction of the actual costs that may be incurred and as a result the provisions will be subject to potential revision from time to time as additional information becomes available and developments occur.

Factors which could cause actual results to differ from these estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against the Company’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the Company’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the USA litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against the Company’s US subsidiaries, and (viii) potential legislative changes.

In light of such factors, the liability of the Company’s US subsidiaries for resolving asbestos claims may be materially different from current estimates and the impact of such claims might have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, the Company does not expect that the liability and costs associated with its asbestos claims will have such a material adverse effect and, even assuming a material deterioration in current trends, on the evidence available to it, the Company does not expect that such claims would impact the ability of the Company to continue as a going concern.

In addition to US asbestos claims, the Company’s former and existing subsidiaries are subject from time to time to bodily injury and property damage claims and lawsuits, both on an individual and class action basis, either directly or as a result of indemnity obligations. Such claims and lawsuits relate primarily to former US chemical products and operations, in particular those relating to the wood treating and coal tar derivative industries; products and operations which are unrelated to the group’s present business and activities. In such cases where one of the Company’s subsidiaries is involved, there are often several potential defendants named in the claim or lawsuit. Since the Demergers no settlements have been paid by, or judgments rendered against, any of the Company’s subsidiaries which have had or could have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flow in connection with any such claims or lawsuits. In a number of instances, the claim or lawsuit against the subsidiary has not been pursued and has been dismissed. With respect to those claims or lawsuits that have been or are being pursued, the subsidiary concerned generally believes itself to have had or to have meritorious defences and such claims and lawsuits have been and are being vigorously defended. Insurance issues do arise on these claims and lawsuits, both in terms of settlement and defence coverage, the outcome of which can be uncertain. In certain instances no insurance coverage may be available to the relevant subsidiary. The insurance cover referred to in note 18 relating to the Koppers’ environmental obligations does not apply to the bodily injury claims and lawsuits described in this note, although it will address certain of the property damage claims.

Several of the Company’s subsidiaries are subject to litigation in California courts arising out of sand dredging operations on submerged lands leased from the state of California. The litigation involves allegations that these subsidiaries underpaid royalties due under the leases and that sand was dredged from state owned lands without authorisation. The litigation includes claims by the state of California under California statutes providing for the recovery of treble damages and certain fines, penalties and attorney fees where the wrongful conduct involves false statements or conversion of state owned property. A press release by the California Attorney General states that he is seeking damages of $200m, although the complaint actually filed in court does not specify the amount of damages sought.

The Company believes the claims are largely based on an incorrect interpretation of the relevant leases and is aggressively defending the matter. However, in light of the uncertainties involved in any litigation, no assurances or predictions can be made on the outcome of this litigation.

The Company and various of its subsidiaries are also the subject of a number of other pending legal proceedings incidental to present and former operations, acquisitions and disposals. The Company does not anticipate that the outcome of these proceedings, either individually or in aggregate, will have a material adverse effect upon the Company’s consolidated financial condition, results of operations or cash flow.

However, in light of the uncertainties involved in any litigation and in particular in the USA, where there is the added potential for punitive damage awards, there can be no guarantee that a settlement might have to be made by, or an unfavourable judgment may be rendered against, the Company or one of its subsidiaries, which could have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flow in connection with the above mentioned non-asbestos claims and lawsuits.

Notes to the accounts	75

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

27	Contingent liabilities continued

In connection with the Demergers, each of the four companies into which the Company demerged its respective businesses agreed to indemnify the Company against, among other things, the past, present and future obligations and liabilities of the businesses transferred to it on its respective demerger while the Company agreed to indemnify each of these companies against, among other things, the past, present and future obligations and liabilities of all other businesses owned or previously owned by the Company (including the businesses transferred to the other demerged companies). Neither the Company nor any of its existing subsidiaries has incurred any liability in respect of a claim that related to the above-mentioned businesses demerged by the Company, any such liability being borne by the relevant demerged company without liability to the Company or any of its existing subsidiaries. The Energy Group PLC, one of the demerged companies, was acquired by TXU Corp. in 1988. In November 2002, TXU Corp. announced that several of TXU Corp’s UK subsidiaries had been placed under the administration process in the UK, including The Energy Group PLC. The Energy Group PLC itself is therefore unlikely to be able to fulfil its indemnification obligations to the Company and its existing subsidiaries if and when required. The Company is, however, not aware of any claims against it or its subsidiaries that would give rise to an indemnity obligation on the part of The Energy Group PLC.

28	Commitments

		2003	2003	2002	2002

		Land and	Plant and	Land and	Plant and
		buildings	equipment	buildings	equipment
The annual commitment under non-cancellable operating leases was:
		£m	£m	£m	£m

Leases expiring:
Within one year		2.7	1.4	3.0	2.4

Within two to five years		7.4	4.7	8.7	5.0

After five years		12.5	0.4	14.5	0.2

		22.6	6.5	26.2	7.6

The future minimum rental commitments as at December 31, 2003 for finance leases and non-cancellable operating leases together with the present value of minimum lease payments under finance leases are as follows:

	Operating	Finance
	leases	leases

	£m	£m

2004	26.2	2.7

2005	21.1	0.8

2006	17.9	0.3

2007	14.8	0.2

2008	12.4	–

Thereafter	112.3	–

Total minimum lease payments	204.7	4.0

Less amount representing interest	–	(0.2)

Present value of minimum lease payments	–	3.8

Future minimum sublease receivable	(2.7)	–

29	Pensions and other post-retirement benefits

i)	Description of plans and details of cash contributions

Hanson has several funded defined benefit pension plans, the principal ones being in the USA and the UK, which cover a majority of employees. The benefits provided by these plans are based primarily on years of credited service and final average pensionable pay as defined under the respective plan provisions.

The Company, together with the relevant trustees of the various defined benefit plans, has a policy of ongoing review of the investment guidelines of each of the plans. During 2002 this resulted in a significant reallocation of equities to fixed interest securities in the main UK scheme.

The UK defined benefit plans were closed to new employees joining the Company after July 2002 and a new defined contribution plan was put into place. The current level of employer contributions to defined contribution plans ranges from 3-7% dependent on the level of employee contribution.

During 2003 the Company completed a comprehensive review of the funding policies of its main US and UK defined benefit plans which led to the Company adopting a policy of funding to the level of the accrued benefit obligation. This level is higher than applicable statutory minimum funding levels. The decision resulted in a return to Company contributions. Initial contributions were £25.0m in the UK and $80.0m (£49.0m) in the USA. In addition the Company made regular contributions into defined benefit plans of £7.6m principally in the USA, UK and Australia.

Hanson also participates in several multi-employer plans, principally in the USA, which provide defined benefits to certain of the group’s union employees. Multi-employer plans are accounted for as defined contribution schemes, since it is not possible to isolate the individual components of the charge that relate to the group from the other employers that participate in the plans. Contributions relating to multi-employer plans are based on negotiated collective bargaining agreements.

76	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

29	Pensions and other post-retirement benefits continued

The employer contributions to pension plans were as follows:

		2003	2002	2001

		Employer	Employer	Employer
		contribution	contribution	contribution

		£m	£m	£m

Defined benefit plans – initial		74.0	–	–

Defined benefit plans – regular		7.6	5.2	6.4

Defined contribution plans (including overseas plans)		7.0	5.2	8.1

Multi-employer plans		4.3	6.3	6.8

Total pensions		92.9	16.7	21.3

ii)	SSAP 24 – The information below concerns the treatment of pensions and other post-retirement benefits in the group accounts under accounting standard SSAP24.

Pension plans
The group accounts for pensions under SSAP 24 “Accounting for pension costs”. The objective of the standard is to spread pension costs systematically over the period for which benefits are received from the employee’s services.

UK plans – the pension charge in respect of UK defined benefit plans is assessed in accordance with the advice of independent qualified actuaries using, in general, the projected unit method. Actuarial reviews are carried out every three years. Past service surpluses and deficits are amortised over the average remaining working lifetimes of the current workers in the relevant plan.

US plans – a complete valuation of each US plan is undertaken by independent qualified actuaries every year. The pension charge for such plans is charged based upon actuarial calculations determined in accordance with US accounting standard SFAS 87 “Employer’s accounting for pensions”, as permitted under SSAP 24.

The pension charge in respect of defined contribution plans is approximate to the contributions made and accrued for the period.

The charge to the profit and loss account under SSAP 24 is as follows:

	2003	2002	2001

	P&L charge	P&L charge	P&L charge

SSAP 24 charge	£m	£m	£m

Defined benefit plans	20.0	(6.4)	(4.1)

Defined contribution plans (including overseas plans)	7.0	5.2	8.1

Multi-employer plans	4.3	6.3	6.8

Total pensions	31.3	5.1	10.8

The assumptions used for the most recent actuarial valuations (carried out as at January 1, 2003 for the US plans and during 2001 for the principal UK plan) by independent qualified actuaries are set out below.

	UK	USA

	% pa	% pa

Rate of general increase in salaries	4.10	4.25

Rate of increase to pensions in payment	2.50	–

Discount rate applied to scheme liabilities	5.30	6.75

Expected return on assets	–	8.50

At the dates of the latest actuarial valuations of the defined benefit plans which were within the group at December 31, 2003, the market values of the assets of the plans amounted to approximately £1.7bn. The assessed value of these assets represented approximately 106.7% of the liabilities for benefits that had accrued to members, allowing for expected future increases in salaries.

Other post-retirement benefits
Hanson provides post-retirement healthcare and life insurance benefits, mainly in the USA, under plans to certain groups of its retired and active employees. Hanson conforms with the provisions of the Urgent Issues Task Force Abstract 6 “Accounting for Post-Retirement Benefits other than Pensions” (UITF6), which requires accrual of these costs over the period during which employees become eligible for such benefits.

The charge to the profit and loss account under SSAP 24 is as follows:

	2003	2002	2001

	£m	£m	£m

Other post-retirement benefits	3.9	3.1	3.4

Included above:
Service costs	1.4	1.0	1.1

The major assumptions used to determine the liabilities on a SSAP 24 basis for post-retirement benefits are as follows:

	2003	2002	2001

	%	%	%

Weighted average discount rate	6.25	6.75	7.25

Initial post-retirement benefit trend rate*	9.0-5.0	10.0-5.0	7.5-5.0

*2003 and 2002 assumed to decrease by 1% per annum to 5%. 2001 assumed to decrease by 0.75% per annum to 5%

Notes to the accounts	77

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2003

29	Pensions and other post-retirement benefits continued

The total post-retirement obligations at December 31, 2003 are as follows:

	2003	2002

	£m	£m

Accumulated benefit obligations	75.3	82.4

Deferred actuarial variations	20.5	24.4

Unfunded post-retirement obligations	13.4	22.5

Total post-retirement obligations	109.2	129.3

iii)	FRS 17 – The information below comprises the additional disclosures required by accounting standard FRS 17 “Retirement benefits” and shows, inter alia, what the effect on the group accounts would have been if the Company had adopted FRS17 for 2003.

The object of FRS 17 disclosures is to present the pension and other post-retirement benefit plans assets and liabilities at their fair value at the balance sheet date and to separate the charge for pensions benefits accruing to employees in the period the details of investment returns.

The date of the most recent actuarial valuation of the principal UK plan is January 1, 2001. The date of the most recent valuations of the US plans is January 1, 2003. Qualified independent actuaries have updated these valuations to December 31, 2003, in order to calculate the funded status of the plans as at the year end.

Each of the defined benefit plans has independent trustees and some differentiating characteristics, and as a result there are a range of investment policies and parameters. In practice however all of the major plans utilise some level of fixed income securities ranging from 32.3% to 100% with the residual invested primarily in equities with a strong bias toward domestic equity markets.

In the UK the objective of the trustees in investing the assets of the plans is to provide returns from its investments in the form of both income and capital growth to enable the liability requirements of the plans to be met over their long-term future. Account has been taken of the maturity profiles of the plans in setting the investment strategy with a policy that investment of the assets within the plans is in fixed interest and index-linked securities as a broad match for the pensioner liability. Although the trustees do not believe that it is practicable to set targets for the expected return on investments over a particular time period, the asset allocation selected is designed to achieve a higher return than the lowest risk strategy whilst maintaining a prudent approach to meeting the plans’ liabilities.

In the USA the trustees investment policy is designed to maximise the total return on assets with a strong emphasis on preservation of capital in real terms. Assets should participate in rising markets, with defensive action in declining markets expected to an even greater degree. The total portfolio is expected to be less volatile than the market the majority of the time, although individual managers’ portfolios may be characterised by higher levels of volatility. As a reflection of the decline in capital markets during the period 2000-2002, the actuary reduced the net investment portfolio return assumption from 8.8% in 2001 to 8.4% in 2002 and 2003 which is consistent with the return experience of the plans.

The major assumptions used to determine the liabilities on a FRS17 basis for the significant defined benefit plans as at December 31, 2003 are set out below:

	2003	2003	2002	2002	2001	2001

	United	United	United	United	United	United
	Kingdom	States	Kingdom	States	Kingdom	States

	% pa	% pa	% pa	% pa	% pa	% pa

Rate of general increase in salaries	4.50	4.25	4.50	4.25	4.50	4.25

Rate of increase to pensions in payment	2.50	–	2.50	–	2.50	–

Discount rate applied to plan liabilities	5.40	6.25	5.50	6.75	5.80	7.25

Inflation assumption	2.50	3.50	2.50	3.50	2.50	3.50

The expected rates of returns and market values of the assets of the principal defined benefit plans for the UK were as follows:

	2003	2003	2003	2002	2002	2002	2001	2001	2001

	Expected	Percentage		Expected	Percentage		Expected	Percentage
	long-term	of market	Market	long-term	of market	Market	long-term	of market	Market
	rate of return	value	value	rate of return	value	value	rate of return	value	value

Market value of assets	%	%	£m	%	%	£m	%	%	£m

Equities	7.5	40.4	465.3	7.5	40.3	421.2	8.4	64.7	751.6

Bonds	4.9	51.2	589.3	4.6	56.2	588.1	5.2	27.5	319.4

Other	4.0	8.4	96.2	4.0	3.5	36.9	4.0	7.8	90.1

Total	5.9	100.0	1,150.8	5.7	100.0	1,046.2	7.3	100.0	1,161.1

Present value of plan liabilities			(1,187.4)			(1,146.3)			(989.3)

(Deficit)/surplus in the plans			(36.6)			(100.1)			171.8

Surplus restriction			–			–			(9.3)

Pension (deficit)/asset before deferred tax			(36.6)			(100.1)			162.5

Deferred tax			11.0			30.0			(48.7)

Net pension (deficit)/asset			(25.6)			(70.1)			113.8

78	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2003

29	Pensions and other post-retirement benefits continued

The expected rates of returns and market values of the assets of the principal defined benefit plans for the USA were as follows:

	2003	2003	2003	2002	2002	2002	2001	2001	2001

	Expected	Percentage		Expected	Percentage		Expected	Percentage
	long-term	of market	Market	long-term	of market	Market	long-term	of market	Market
	rate of return	value	value	rate of return	value	value	rate of return	value	value

Market value of assets	%	%	£m	%	%	£m	%	%	£m

Equities	10.0	58.1	298.9	10.0	55.7	255.6	10.0	61.3	371.0

Bonds	6.5	32.3	166.4	6.5	43.6	199.9	7.0	35.0	211.4

Other	5.0	9.6	49.4	5.0	0.7	3.0	5.0	3.7	22.5

Total	8.4	100.0	514.7	8.4	100.0	458.5	8.8	100.0	604.9

Present value of plan liabilities			(520.6)			(537.8)			(558.0)

(Deficit)/surplus in the plans			(5.9)			(79.3)			46.9

Surplus restriction			–			–			–

Pension (deficit)/asset before deferred tax			(5.9)			(79.3)			46.9

Deferred tax			2.3			30.9			(16.4)

Net pension (deficit)/asset			(3.6)			(48.4)			30.5

In addition, the post-retirement medical benefits in the USA give rise to a FRS 17 liability before deferred tax of £71.3m (£82.4m) and after deferred tax of £43.5m (£50.3m).

The effect of the FRS17 pension asset and post-retirement medical liability on the net assets and reserves of Hanson is set out below:

	2003	2002

Net assets	£m	£m

Net assets as stated in balance sheet	2,722.4	2,660.2

Pension asset recognised under SSAP24 (note 14)	(199.6)	(150.8)

Pension liability recognised under SSAP24 (note 17)	12.0	1.3

Other retirement benefits recognised under UITF6 (note 17)	109.2	129.3

Related deferred tax	28.6	15.5

Net assets excluding defined benefit asset/liabilities	2,672.6	2,655.5

FRS17 pension liabilities (net of deferred tax of £15.8m (£60.9m))	(33.3)	(119.8)

FRS17 other retirement benefits (net of deferred tax of £34.3m (£40.0m))	(54.1)	(64.8)

Net assets including defined benefit asset/liabilities	2,585.2	2,470.9

	2003	2002	2001

Reserves	£m	£m	£m

Profit and loss reserve as stated in balance sheet	1,676.3	(523.1)	(459.9)

Pension asset recognised under SSAP24 (note 14)	(199.6)	(150.8)	(155.4)

Pension liability recognised under SSAP24 (note 17)	12.0	1.3	5.0

Other retirement benefits recognised under UITF6 (note 17)	109.2	129.3	155.3

Related deferred tax	28.6	15.5	2.2

Profit and loss reserve excluding amounts relating to defined benefit asset/liabilities	1,626.5	(527.8)	(452.8)

FRS17 pension asset (net of deferred tax of £nil (£nil, £65.1m))	–	–	144.3

FRS17 pension liabilities (net of deferred tax of £15.8m (£60.9m, £2.2m))	(33.3)	(119.8)	(5.0)

FRS17 other retirement benefits (net of deferred tax of £34.3m (£40.0m, £11.1m))	(54.1)	(64.8)	(76.6)

Profit and loss reserve including amounts relating to defined benefit asset/liabilities	1,539.1	(712.4)	(390.1)

Notes to the accounts	79

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2003

29	Pensions and other post-retirement benefits continued

Had FRS 17 been adopted in the preparation of the group’s financial statements, the consolidated profit and loss account would have been charged as follows:

	2003	2003	2003	2003	2002	2002	2002	2002

	United	United			United	United
	Kingdom	States	Other*	Total	Kingdom	States	Other*	Total

Proforma FRS 17 charge	£m	£m	£m	£m	£m	£m	£m	£m

Charged to operating profit:
Defined benefit plans

– Current service cost	31.7	9.2	1.4	42.3	26.9	9.3	0.7	36.9

– Past service cost	–	–	–	–	–	–	–	–

– Curtailment/settlement cost	–	–	–	–	–	–	–	–

Defined contribution plans (including overseas plans)	–	–	7.0	7.0	–	–	5.2	5.2

Multi-employer plans	–	–	4.3	4.3	–	–	6.3	6.3

Total operating charge	31.7	9.2	12.7	53.6	26.9	9.3	12.2	48.4

Credited to other finance income:
Expected return on pension plan assets	(58.6)	(36.3)	–	(94.9)	(83.4)	(51.2)	–	(134.6)

Interest on pension plan liabilities	61.8	35.2	–	97.0	56.1	38.8	–	94.9

Net interest	3.2	(1.1)	–	2.1	(27.3)	(12.4)	–	(39.7)

Net charge to the profit and loss account (before tax)	34.9	8.1	12.7	55.7	(0.4)	(3.1)	12.2	8.7

*Included under ‘Other’ are contributions made to defined contribution and overseas plans which have no impact on the balance sheet, but are included in the profit and loss accounts

Had FRS 17 been adopted in the preparation of the group’s financial statements, the following amounts would have been recognised in the statement of total recognised gains and losses:

	2003	2003	2003	2002	2002	2002

	United	United		United	United
	Kingdom	States	Total	Kingdom	States	Total

	£m	£m	£m	£m	£m	£m

Consolidated statement of total recognised gains and losses
Actual return less expected return on scheme assets	59.8	59.0	118.8	(161.8)	(103.2)	(265.0)

Experience gains and losses arising on the plan liabilities	29.5	13.2	42.7	(52.7)	20.5	(32.2)

Changes in assumption underlying the present value of the plan liabilities	(18.6)	(45.1)	(63.7)	(61.7)	(50.8)	(112.5)

Actuarial gain/(loss) recognised in the statement of total recognised gains and losses	70.7	27.1	97.8	(276.2)	(133.5)	(409.7)

The movement in the surplus in the plans is analysed below:

	2003	2003	2003	2002	2002	2002

	United	United		United	United
	Kingdom	States	Total	Kingdom	States	Total

	£m	£m	£m	£m	£m	£m

(Deficit)/surplus in plan at beginning of the year	(100.1)	(79.3)	(179.4)	171.8	46.9	218.7

Current service cost	(31.7)	(9.2)	(40.9)	(26.9)	(9.3)	(36.2)

Contributions	27.7	52.5	80.2	3.9	0.6	4.5

Other finance income	(3.2)	1.1	(2.1)	27.3	12.4	39.7

Actuarial gain/(loss)	70.7	27.1	97.8	(276.2)	(133.5)	(409.7)

Exchange adjustments	–	1.9	1.9	–	3.6	3.6

(Deficit) in plan at end of the year	(36.6)	(5.9)	(42.5)	(100.1)	(79.3)	(179.4)

The amounts that would have been charged to the consolidated statement of total recognised gains and losses under FRS17 are set out below:

		2003	2003	2003	2002	2002	2002

		United	United		United	United
		Kingdom	States	Total	Kingdom	States	Total

Difference between the expected and actual return on plan assets:
–	Amount (£m)	59.8	59.0	118.8	(161.8)	(103.2)	(265.0)

–	Percentage of plan assets	5.2%	11.5%	7.1%	15.5%	22.5%	17.6%

Experience gains and losses on plan liabilities:
–	Amount (£m)	29.5	13.2	42.7	(52.7)	20.5	(32.2)

–	Percentage of plan liabilities	2.5%	2.5%	2.5%	4.6%	3.8%	1.9%

Total amount recognised in statement of total recognised gains and losses:
–	Amount (£m)	70.7	27.1	97.8	(276.2)	(133.5)	(409.7)

–	Percentage of plan liabilities	6.0%	5.2%	5.7%	24.1%	24.8%	24.3%

80	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2003

30	Financial risk management

The group’s approach to managing financial risk is described in the operating and financial review on pages 8 to 30.

Interest rate risk
The interest rate and currency profile of the financial assets and liabilities of the group as at December 31, 2003 was:

				Fixed rate financial
				assets and liabilities

					Weighted
		Floating rate	Fixed rate	Weighted	average
		financial	financial	average	period
		assets,	assets,	interest	for which
	Total	(liabilities)	(liabilities)	rate	rate is fixed

	£m	£m	£m	%	years

Sterling
Assets	1,132.6	1,132.6	–

Liabilities	(661.9)	(661.9)	–

Net	470.7	470.7	–

US dollar
Assets	966.8	966.8	–

Liabilities	(1,925.5)	(1,366.6)	(558.9)	7.03	3.1

Net	(958.7)	(399.8)	(558.9)

Australian dollar
Assets	0.2	0.2	–

Liabilities	(263.0)	(190.9)	(72.1)	6.60	2.8

Net	(262.8)	(190.7)	(72.1)

Euro
Assets	679.7	679.7	–

Liabilities	(757.8)	(757.8)	–

Net	(78.1)	(78.1)	–

Other
Assets	76.2	76.2	–

Liabilities	(189.5)	(187.5)	(2.0)	6.00	2.0

Net	(113.3)	(111.3)	(2.0)

Total
Assets	2,855.5	2,855.5	–

Liabilities	(3,797.7)	(3,164.7)	(633.0)	6.97	3.0

Net debt	(942.2)	(309.2)	(633.0)

	100%	33%	67%

The amounts in the above table are shown after taking account of currency and interest rate swaps undertaken to manage the interest rate exposure of the group. It also includes the principal amount of any forward exchange contracts and options undertaken to manage the translation exposure of the net assets of overseas subsidiaries.

Fixed rate US dollar liabilities represent the $750.0m bond repayable on September 15, 2005 and $250.0m of the $750.0m bond due September 27, 2010. The fixed rate liabilities in Australian dollars, represent the net notional principal of interest rate swaps. Interest rate swaps starting at dates in the future are included in the weighted average period, but excluded from the weighted average rate, in the table above. Floating rate financial assets comprise cash deposits, the receivable element of forward exchange contracts and commercial paper. The majority of floating rate financial assets and liabilities bear interest based on the equivalents of LIBOR.

The group has taken advantage of the FRS13 exemption to exclude debtors and creditors due within one year from this note. Also excluded is the Koppers liability which is accounted for at a discount of 6.0% (6.75%). These are all non interest bearing.

Notes to the accounts	81

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2003

30	Financial risk management continued

The interest rate and currency profile of the financial assets and liabilities of the group as at December 31, 2002 was:

				Fixed rate financial
				assets and liabilities

					Weighted
		Floating rate	Fixed rate	Weighted	average
		financial	financial	average	period
		assets,	assets,	interest	for which
	Total	(liabilities)	(liabilities)	rate	rate is fixed

	£m	£m	£m	%	years

Sterling
Assets	833.6	833.6	–

Liabilities	(714.2)	(714.2)	–

Net	119.4	119.4	–

US dollar
Assets	817.1	817.1	–

Liabilities	(1,752.2)	(1,092.6)	(659.6)	6.94	3.7

Net	(935.1)	(275.5)	(659.6)

Australian dollar
Assets	0.1	0.1	–

Liabilities	(192.4)	(112.9)	(79.5)	6.72	2.7

Net	(192.3)	(112.8)	(79.5)

Euro
Assets	353.5	353.5	–

Liabilities	(397.0)	(397.0)	–

Net	(43.5)	(43.5)	–

Other
Assets	62.3	62.3	–

Liabilities	(180.7)	(178.0)	(2.7)	6.00	3.0

Net	(118.4)	(115.7)	(2.7)

Total
Assets	2,066.6	2,066.6	–

Liabilities	(3,236.5)	(2,494.7)	(741.8)	6.91	3.6

Net debt	(1,169.9)	(428.1)	(741.8)

	100%	37%	63%

	2003	2002

Maturity of financial liabilities	£m	£m

In one year or less, or on demand	2,269.8	2,264.2

In more than one year but not more than two years	486.6	33.9

In more than two years but not more than five years	202.1	471.2

In more than five years	839.2	467.2

	3,797.7	3,236.5

Currency exposures
As explained in the Financial review on pages 27 and 28, the group manages its currency exposures arising from its net investment overseas. The group has no significant transactional currency exposures in its day-to-day business.

The following table summarises Hanson’s net currency exposure as at December 31, 2003:

	2003	2003	2003	2003	2003	2002	2002	2002	2002	2002

			Equity	Net				Equity	Net
	Gross	Net	share-	foreign	Net	Gross	Net	share-	foreign	Net
	capital	(debt)	holders	exchange	currency	capital	(debt)	holders	exchange	currency
	employed	cash	funds	contracts	exposure	employed	cash	funds	contracts	exposure

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	1,014.3	265.0	1,279.3	205.7	1,485.0	837.5	162.3	999.8	(42.9)	956.9

US dollar	1,755.2	(645.5)	1,109.7	(313.2)	796.5	1,987.8	(817.4)	1,170.4	(117.7)	1,052.7

Australian dollar	589.8	(6.5)	583.3	(256.3)	327.0	502.8	(187.8)	315.0	(4.5)	310.5

Euro	100.8	(624.3)	(523.5)	546.2	22.7	131.7	(352.0)	(220.3)	308.5	88.2

Other	204.5	69.1	273.6	(182.4)	91.2	370.3	25.0	395.3	(143.4)	251.9

Total	3,664.6	(942.2)	2,722.4	–	2,722.4	3,830.1	(1,169.9)	2,660.2	–	2,660.2

82	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

30	Financial risk management continued

Hedges
As explained in the Financial review on pages 27 and 28, the group’s policy is to hedge the following exposures:
–	interest rate risk – using currency swaps, interest rate swaps and interest rate options
–	foreign exchange risk – using forward foreign currency contracts, foreign exchange options and currency swaps.

The effects of any interest rate hedges are recognised over the life of the hedge. Foreign exchange hedges are evaluated against the closing exchange rate at the balance sheet date and the resultant gain or loss is matched with that of the underlying asset or liability in the accounts. As a result, the unrecognised gain or loss is a function of market rates at the balance sheet date and is not indicative of gains or losses which will be recognised in future accounting periods.

The table below analyses movements in the fair values of derivatives used to hedge financial assets and liabilities:

	2003	2003	2003	2002	2002	2002

	Fair	Fair	Total net	Fair	Fair	Total net
	value	value	assets/	value	value	assets/
	assets	liabilities	liabilities	assets	liabilities	liabilities

	£m	£m	£m	£m	£m	£m

Unrecognised gains and losses on hedges at January 1	70.2	(10.4)	59.8	77.2	(52.7)	24.5

Gains and losses arising in previous years that were recognised during the year	(1.2)	(0.2)	(1.4)	0.7	5.4	6.1

Gains and losses arising before January 1 that were not recognised during the year	69.0	(10.6)	58.4	77.9	(47.3)	30.6

Gains and losses arising in the year that were not recognised during the year	(19.4)	(13.5)	(32.9)	(7.7)	36.9	29.2

Unrecognised gains and losses on hedges at December 31	49.6	(24.1)	25.5	70.2	(10.4)	59.8

Of which:
Gains and losses expected to be recognised within 1 year	1.3	(0.1)	1.2	1.2	0.2	1.4

Gains and losses to be recognised after more than 1 year	48.3	(24.0)	24.3	69.0	(10.6)	58.4

	2003	2003	2002	2002

	Book value	Fair value	Book value	Fair value
Fair value of financial assets and liabilities
	£m	£m	£m	£m

Primary financial instruments held or issued to finance the group’s operations:
Short-term borrowings and current portion of long-term borrowings	(986.9)	(986.9)	(1,563.1)	(1,563.1)

Long-term borrowings	(1,465.9)	(1,582.8)	(972.3)	(1,092.9)

Other financial liabilities	(44.6)	(44.6)	(13.6)	(13.6)

Cash deposits	1,510.6	1,510.6	1,370.9	1,370.9

Derivative financial instruments held to manage the interest rate and currency profile of financial assets and liabilities:
Interest rate swaps and options	0.8	26.3	9.3	67.8

Currency swaps	–	–	(11.5)	(10.2)

Derivative financial instruments held to manage the currency profile of the net asset investment in overseas subsidiaries:
Forward exchange contracts and options	43.8	43.8	10.4	10.4

Net debt	(942.2)	(1,033.6)	(1,169.9)	(1,230.7)

For those financial assets and liabilities which bear either a floating rate of interest or no interest, fair value is estimated to be equivalent to book value. For long-term, traded fixed rate financial liabilities, fair value is assessed by reference to the latest market price. For currency swaps and interest rate swaps, fair value is estimated as the net present value of the future cash flows as implied by current yield curves. Interest rate options are valued at market price. Foreign exchange contracts, being generally short term in nature, are valued against the spot exchange rate ruling at the balance sheet date.

For debtors due after one year (note 14) and provisions for liabilities and charges (notes 17 and 18) fair value is estimated to be equivalent to book value, and is not included in the table above.

31	Other related party transactions

During the year the group entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into and trading balances outstanding are as follows:

	2003	2002	2001

	£m	£m	£m

Sales to related parties	36.1	27.3	27.9

Purchases from related parties	137.0	126.1	77.8

Amounts owed from related parties	4.8	8.0	8.5

Amounts owed to related parties	16.0	18.6	18.3

The related parties transactions shown above are in respect of joint-ventures and associates. Details of transactions with directors are given in the auditable part of the remuneration report.

Notes to the accounts	83

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

32	Subsequent events

On February 10, 2004, Hanson announced that following a reorganisation within the group, the substantial part of the assets of Old Hanson had been transferred to the Company. As a consequence, the liability of Old Hanson in respect of Old Hanson’s own public bond of US $750.0m, together with its guarantees in respect of the two US $750.0m bonds issued by subsidiaries, has been assumed by the Company. During February 2004, the Company also assumed the obligations of Old Hanson under the revolving credit facility of £829.1m and the bilateral credit agreement of £200.0m referred to on page 27.

On February 16, 2004, Hanson announced the formation of a 50:50 joint-venture between Hanson Hong Kong and Anderson Asia Limited, a subsidiary of Cheung Kong Infrastructure Holdings Limited. Completion of the merger, which is subject to regulatory and other approvals, is anticipated to occur during the second quarter of 2004.

Other than the items noted above, there have been no significant events since December 31, 2003.

33	US accounting information

a)	Comparison of UK and US accounting principles
The group’s accounts have been prepared in accordance with accounting principles generally accepted in the UK (“UK GAAP”), which differ in certain significant respects from generally accepted accounting principles in the USA (“US GAAP”). These differences relate principally to the following items, and the effect of each of the adjustments to profit for the financial year and shareholders’ equity that would be required under USGAAP is set out below.

Intangible assets
Under UK GAAP prior to January 1, 1998, goodwill arising on acquisitions was written off directly to reserves. Since January 1, 1998, all acquired goodwill has been capitalised and amortised over a period not exceeding 20 years. On disposal of a business, the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off to reserves.

Under US GAAP prior to January 1, 2002, goodwill arising on acquisitions prior to July 1, 2001, was capitalised and amortised over its estimated useful life, not exceeding 40 years. Under the transition provisions of SFAS142 “Goodwill and other intangible assets”, goodwill which arose during the period subsequent to July 1, 2001 is capitalised, however, has not been amortised. From January 1, 2002, goodwill is no longer amortised, but is reviewed annually for impairment.

Under US GAAP, separately identified intangible assets arising on acquisitions are capitalised and amortised over their useful lives. Under UK GAAP, these assets are included within goodwill.

Impairment of goodwill
Under UK GAAP, goodwill is reviewed for potential impairment where there is an indication that impairment may have occurred. The impairment is measured by comparing the carrying value of goodwill for each income generating unit (“IGU”) with the higher of the net realisable value and the value in use. Under US GAAP, goodwill impairment reviews are also conducted when an indicator of impairment exists, in addition to an annual goodwill impairment test as required by SFAS 142. The impairment is measured by comparing the carrying value of each reporting unit with its fair value. Where the carrying value including any separately identified intangible assets is greater than the fair value, the impairment loss is based on the excess of the carrying value of goodwill over the implied fair value of the goodwill. Where reporting units identified under US GAAP differ from IGU’s identified under UK GAAP, a reconciling item may arise.

Employee Share Option Plans (ESOPs)
Under UK GAAP, shares held by ESOPs are recorded as fixed asset investments at cost. Under US GAAP, these shares would be treated as treasury stock and deducted from shareholders’ equity.

Asset recognition
Under UK GAAP contingent assets become recognisable in accordance with the criteria set out in Financial Reporting Standard 12 “Provisions, contingent liabilities and contingent assets”. However, there are certain circumstances under US GAAP where an asset can only be recognised if additional criteria are met.

Pensions
The cost of post-retirement benefits is based on consistent percentages of employees’ pensionable pay as recommended by independent actuaries. Under US GAAP, the pension cost or credit is determined by reference to the pension liability and the market value of the underlying plan assets, after adjustment to reflect any previously unrecognised pension obligations or assets.

For certain pension plans the accumulated benefit obligation at December 31, 2003 exceeded the fair value of related plan assets. Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognised as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognised as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognised prior service cost with the remaining amount reported in comprehensive income.

Experience surpluses or deficiencies, which may result where the actual performance of the scheme differs from previous actuarial assumptions, are dealt with on an aggregate basis. The group applies the 10% corridor test at the beginning of the year, to determine whether amortisation of the gain or loss is necessary. Where the gain or loss exceeds 10% of the greater of the projected benefit obligations or the market related value of the scheme’s assets, this is amortised over the active participants’ average remaining service periods.

The group also provides post-retirement healthcare and life insurance benefits, mainly in the USA, under plans to certain groups of its retired and active employees. The group conforms with the provisions of the UITF6 “Accounting for post-retirement benefits other than pensions”, which require accruals of these costs over the period during which employees become eligible for such benefits. UITF6 permits UK parent undertakings with US subsidiaries to adopt the cost of post-retirement benefits calculated for SFAS106 “Employers’ accounting for post-retirement benefits other than pensions” in their SSAP24 calculations under UK GAAP, therefore there is no reconciling item in respect of the group’s US post-retirement benefits.

84	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

33	US accounting information continued

a)	Comparison of UK and US accounting principles continued
Deferred tax
Deferred taxation is provided on all timing differences, except those that relate to revaluations where no sale is in process, or where it is probable that rollover relief or losses will be applied to the gain, and also to the remittance of retained earnings of overseas subsidiaries, except where no dividends have been accrued as receivable at the balance sheet date. Under US GAAP deferred taxation liabilities are provided on all differences between the book and tax bases of assets and liabilities. Deferred taxation assets under US GAAP and UK GAAP are recognised only to the extent that it is more likely than not that they will be realised.

Discontinued operations
Discontinued operations are those clearly distinguishable operations and activities which either ceased or left the group in the accounting period or soon thereafter. Under US GAAP, discontinued operations also include those held for sale, which are probable of completing within one year.

Acquisition accounting
Both UK and US GAAP require that a deferred tax asset or liability be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values at the time of acquisition. The recognition of deferred tax assets or liabilities affects the amount of goodwill recognised on acquisition. Net income under US GAAP will differ from UK GAAP to the extent that the timing of reversal of the temporary differences acquired differs from the timing of goodwill amortisation.

Under UK GAAP, on acquisition, provisions for reorganisation costs are not included in the fair value of assets and liabilities acquired, but are included in post-acquisition costs. Certain reorganisation provisions under US GAAP are allowed to be included within the fair value at the time of acquisition.

Under UK GAAP, the inventories in acquired companies are valued at the lower of replacement cost and net realisable value. Under US GAAP, inventories are recognised at the time of acquisition on the basis of expected net sales proceeds, and are amortised over its period of use.

Under UK GAAP, when shares are issued as consideration for an acquisition, the acquisition price is based upon the share price at the date the acquisition is unconditional. Under US GAAP, the acquisition price is based upon the share price over a reasonable period of time before and after the terms of the acquisition are agreed to and announced.

Joint-ventures and associates
Operating profit, interest and taxation in respect of joint-ventures and associates are included in the accounts separately under each appropriate heading. Under US GAAP, profit after tax of joint-ventures and associates are included on a single line within the profit and loss account.

The main adjustments that would have been necessary to reconcile the joint-ventures and associates not domiciled within the United States to US GAAP would have been in respect of deferred tax, pensions and goodwill. The group has not included a reconciling item for these adjustments, as the effect on net income is not material.

Dividends
Under UK GAAP, final ordinary dividends are provided in the year in respect of which they are proposed on the basis of recommendation by the directors, although this requires subsequent approval by the shareholders. Interim dividends are provided for in the period for which they are declared by the directors. Under US GAAP, dividends are not provided until the dividend is formally declared.

Accounting for stock-based compensation
The group operates an Inland Revenue approved Sharesave Scheme open to all employees, which gives a 20% discount on the fair value of its shares. Under UK GAAP no cost is recognised on awards under such a scheme. Under US GAAP, the 20% discount should be expensed over the vesting period. All plans from 2000 are impacted.

The group also operates two schemes which incorporate performance criteria, the Hanson Share Option Plan and the Long Term Incentive Plan (LTIP). Under UK GAAP, the expense is recognised over the performance period, based on a reasonable expectation of the extent to which the performance criteria will be met. Adjustments to the expense are made as estimates of the intrinsic value are updated. Under US GAAP, the plans are treated as variable compensatory plans and the expense is based on the intrinsic value, remeasured at each balance sheet date and spread over the performance period.

Under US GAAP, the group applies the methodologies set out in APB25 “Accounting for stock issued to employees” and related interpretations, and is permitted to adopt the disclosure required by SFAS123 “Accounting for stock-based compensation” and as amended by SFAS148 “Accounting for stock-based compensation – transaction and disclosure”.

Derivative instruments and hedging activities
Hedging policy – The group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risks. Under UK GAAP, these instruments are measured at cost and accounted for as hedges, whereby gains and losses are deferred until the underlying transaction occurs, as described in the accounting policies on page 52.

Under US GAAP, derivative instruments, whether designated as a hedge or not, are required to be recognised on the balance sheet at fair value. As the group has elected not to adopt hedge accounting for the purposes of SFAS133 “Accounting for derivative instruments and hedging activities”, the reconciliation to net income fully reflects the changes in fair value of the derivatives.

Transition adjustment – In addition, under US GAAP, transition adjustments were required to include the fair value of derivatives on the balance sheet on the adoption of SFAS133 at January 1, 2001. For those derivatives considered as fair value hedges, the January 1, 2001 opening fair value of £17.1m was shown as current assets and liabilities – derivatives and as an adjustment to debt. The adjustment to debt is being subsequently amortised through the income statement over the residual life of the debt. For those derivatives considered as cash flow hedges, the January 1, 2001 opening value of £0.5m was shown as current assets and liabilities – derivatives, and as an adjustment to other comprehensive income. The amounts in other comprehensive income are recognised as adjustments to interest expense in future periods as the related cash flows are recognised.

Notes to the accounts	85

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

33	US accounting information continued

a)	Comparison of UK and US accounting principles continued
Foreign exchange gains and losses on disposals of businesses
Under UK GAAP, cumulative foreign exchange gains and losses relating to disposals are adjusted within reserves. Under US GAAP, these gains and losses are included in determining the profit or loss on disposal of the business.

Exceptional items
Certain exceptional items are shown on the face of the profit and loss account after operating profit. Under US GAAP these items would be classified as operating profit or expenses.

Non-monetary transactions
Exchanges of assets that are similar in nature and that have a similar use in the same line of business are not regarded as transactions that generate revenue. The cost of the new asset is based on the carrying value of the asset given up. When dissimilar assets are exchanged, the transaction generates revenue. The cost of the asset received is measured by its fair value, which is equivalent to the fair value of the asset given up adjusted by the amount of cash transferred.

Under UK GAAP, when investments in joint-ventures are exchanged for similar productive assets, the transaction is recorded at fair value. Under US GAAP, the transaction is recorded at historical cost.

New US accounting standards and pronouncements not yet adopted
In January 2003, the Financial Accounting Standards Board (the “FASB”) released Interpretation No 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 provides guidance on consolidation by primary beneficiaries of variable interests in entities for which control is achieved through means other than through voting rights (“variable interest entities”). This new model for consolidation applies to an entity in which either the equity investors (if any) do not have a controlling financial interest, or the equity investment at risk is insufficient to finance that entity’s activities without additional financial support.

FIN 46 requires certain additional disclosures, some of which are effective for financial statements issued after January 31, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46-R”) to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

(i)	For special purpose entities (“SPEs”) created prior to February 1, 2003, either the provisions of FIN 46 or FIN 46-R should be applied at the end of the first annual period ending after December 15, 2003;
(ii)	FIN 46-R should be adopted for non-SPEs created prior to February 1, 2003 at the end of the first interim period ending after March 15, 2004;
(iii)	The provisions of FIN 46 are applicable for variable interests in entities obtained after January 31, 2003. The group is required to adopt the provisions of FIN 46-R for periods ending after March 15, 2004.

The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 had no impact on the group’s financial statements. The group has identified a variable interest entity in which Hanson is the primary beneficiary. This entity is Piedras y Arenas Baja, S de R L de CV (“Piedras”), a 50% joint-venture which currently would be equity accounted for under US GAAP. Piedras is an aggregates producer located in Mexico which in 2003 had turnover of £8.0m (£5.1m) and a pre-tax loss of £1.4m (£3.4m). In addition it had net assets at December 31, 2003 of £2.4m (£8.4m). Approximately 90% of the annual turnover of Piedras is to the group. The group’s maximum exposure to loss as a result of its involvement is approximately £16.9m. The consolidation of Piedras is not expected to have a material impact on the group.

b) Net income

	2003	2002	2001

	£m	£m	£m

Profit for the financial year as reported in the
consolidated profit and loss account	179.9	187.4	278.8

Adjustments:
Intangible assets – amortisation	55.3	61.3	(39.3)

Intangible assets – impairment	11.8	58.1	11.6

Fair value adjustment – inventory	–	(3.1)	–

Debtors	24.5	(53.3)	–

Change in fair value of derivatives	(32.0)	25.6	18.5

Pensions	(27.5)	7.0	30.4

Long term incentive plan	7.2	–	–

Profit and loss on disposals – goodwill	–	–	4.5

Profit and loss on disposals – cumulative exchange losses	(3.4)	(28.6)	–

Taxation on above adjustments	6.0	6.0	(3.8)

Taxation methodology	9.9	11.4	1.6

Cumulative effect on prior years of adoption of SFAS142 – net of tax of £8.1m	–	(900.4)	–

Net income/(loss) as adjusted to accord with US GAAP	231.7	(628.6)	302.3

Arising from:
Continuing operations	304.1	291.8	328.4

Discontinued operations – (loss)/profit from operations	(1.9)	5.6	17.6

Discontinued operations – loss on disposals	(70.5)	(25.6)	(43.7)

Income before cumulative effect of change in accounting principle	231.7	271.8	302.3

Cumulative effect of change in accounting principle	–	(900.4)	–

	231.7	(628.6)	302.3

86	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

33	US accounting information continued

c)	Earnings per share

	2003	2003	2002	2002	2001	2001

	Per share	Per ADS	Per share	Per ADS	Per share	Per ADS

	pence	pence	pence	pence	pence	pence

Basic – income from continuing operations	41.3	206.3	39.6	198.1	44.7	223.3

Basic – income from discontinued operations	(9.9)	(49.1)	(2.7)	(13.6)	(3.6)	(17.8)

Basic – income before cumulative effect of a change in accounting principle	31.4	157.2	36.9	184.5	41.1	205.5

Basic – cumulative effect of a change in accounting principle	–	–	(122.3)	(611.3)	–	–

Basic – net income	31.4	157.2	(85.4)	(426.8)	41.1	205.5

Diluted – income from continuing operations	41.2	206.1	39.6	197.8	44.5	222.6

Diluted – income from discontinued operations	(9.8)	(49.1)	(2.7)	(13.6)	(3.5)	(17.7)

Diluted – income before cumulative effect of a change in accounting principle	31.4	157.0	36.9	184.2	41.0	204.9

Diluted – cumulative effect of a change in accounting principle	–	–	(122.1)	(610.4)	–	–

Diluted – net income	31.4	157.0	(85.2)	(426.2)	41.0	204.9

d) Statement of comprehensive income

		2003	2002	2001

		£m	£m	£m

Net income/(loss) as adjusted to accord with US GAAP		231.7	(628.6)	302.3

Other comprehensive income:
–	Translation adjustment for the period, net of tax of £nil	30.4	(86.2)	0.9

–	Change in fair value of derivatives, net of tax of £nil	0.6	0.2	(2.3)

–	Cumulative effect of prior years on adoption of SFAS133 – continuing operations	–	–	0.5

–	Unfunded accumulated benefit obligation and additional minimum liability – net of tax of £77.6m (£80.3m, £nil)	121.8	(126.1)	–

	Total comprehensive income	384.5	(840.7)	301.4

Movements in other comprehensive income amounts (net of related tax) are as follows:

	Unfunded
	ABO and	Derivative
	additional	financial	Currency
	minimum	instruments	translation
	liability	gains/(losses)	differences	Total

	£m	£m	£m	£m

At January 1, 2001	–	–	33.1	33.1

Effect on adoption of SFAS 133	–	0.5	–	0.5

Movement in the year	–	(2.3)	0.9	(1.4)

At December 31, 2001	–	(1.8)	34.0	32.2

Movement in the year	(126.1)	0.2	(86.2)	(212.1)

At December 31, 2002	(126.1)	(1.6)	(52.2)	(179.9)

Movement in the year	121.8	0.6	30.4	152.8

At December 31, 2003	(4.3)	(1.0)	(21.8)	(27.1)

e) Shareholders’ equity

	2003	2002

	£m	£m

Shareholders’ funds as reported in the consolidated balance sheet	2,722.4	2,660.2

Adjustments:
Intangible assets – goodwill cost	(53.8)	(53.8)

Intangible assets – other cost	(9.4)	–

Intangible assets – accumulated amortisation	300.8	226.7

Intangible assets – net adjustment	237.6	172.9

Investments in joint-ventures	2.5	–

Loans to joint-ventures and other investments	(8.9)	(9.1)

Debtors	(22.6)	(53.3)

Current assets – derivatives	50.3	71.7

Current liabilities – derivatives	(24.7)	(11.9)

Dividends	84.5	80.0

Pension asset	281.5	102.6

Pension liability	(7.0)	–

Creditors	7.2	–

Debt	(14.5)	(17.3)

Taxation on above adjustments	(71.0)	(4.3)

Taxation methodology	(363.2)	(385.7)

	151.7	(54.4)

Shareholders’ equity as adjusted to accord with US GAAP	2,874.1	2,605.8

Notes to the accounts	87

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

33	US accounting information continued

f)	Cash flow statement
The consolidated statements of cash flows prepared under UK GAAP present substantially the same information as those required under US GAAP. These statements differ, however, with regard to classification of items within them.

Under US GAAP, cash and cash equivalents include short-term liquid resources but not overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investments, acquisitions and disposals, dividends, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP, would be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and thus included as part of investing cash flows; under UK GAAP all interest is treated as part of returns on investments and servicing of finance.

	2003	2002	2001

	£m	£m	£m

Cash inflows from operating activities	454.2	479.3	445.2

Cash (outflows)/inflows from investing activities	(134.2)	242.8	(52.0)

Cash outflows from financing activities	(97.8)	(67.7)	(547.2)

Increase/(decrease) in cash and cash equivalents	222.2	654.4	(154.0)

Effect of foreign exchange rate changes	(82.5)	(61.9)	15.2

Cash and cash equivalents at January 1	1,370.9	778.4	917.2

Cash and cash equivalents at December 31	1,510.6	1,370.9	778.4

g) Additional information required by US GAAP in respect of taxation
The components of the corporate tax profit and loss (credit)/charge on continuing operations are as follows:

	2003	2002	2001

	£m	£m	£m

Current taxes	40.0	17.9	(18.8)

Deferred taxes	(70.6)	63.3	13.2

	(30.6)	81.2	(5.6)

The effective tax rate on continuing operations differs from the UK statutory rate for the following reasons:

	2003	2002	2001

	%	%	%

UK statutory rate	30.0	30.0	30.0

Overseas tax rate differences	(8.0)	(7.6)	(3.8)

Provision release	(18.3)	–	(31.0)

Utilisation of losses brought forward, net of excess losses	(19.9)	(2.8)	3.7

Impairment	3.1	–	–

Other	1.9	2.2	(0.6)

	(11.2)	21.8	(1.7)

Significant components of the deferred tax liabilities and assets are as follows:

	2003	2002	2001

	£m	£m	£m

Deferred tax liabilities:
Property, plant and equipment	524.9	539.7	522.8

Pensions and other post-retirement benefits	113.8	20.2	88.7

Other	105.9	147.9	136.3

Total deferred tax liabilities	744.6	707.8	747.8

Deferred tax assets:
Environmental obligations	70.5	69.1	76.9

Other	105.7	34.2	5.2

Total deferred tax assets	176.2	103.3	82.1

Net deferred tax liabilities	568.4	604.5	665.7

88	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

33	US accounting information continued

h)	Additional information required by US GAAP in respect of pensions and other post-retirement benefits
The weighted average rates for calculating year end benefit obligations and forecast cost in the main retirement plans and post-retirement benefits are as follows:

	2003	2003	2003	2002	2002	2002	2001	2001	2001

			Post			Post			Post
	Pension	Pension	retirement	Pension	Pension	retirement	Pension	Pension	retirement
	benefits	benefits	benefits	benefits	benefits	benefits	benefits	benefits	benefits

	UK	USA	Total	UK	USA	Total	UK	USA	Total

	%	%	%	%	%	%	%	%	%

Weighted-average discount rates	5.40	6.25	6.25	5.50	6.75	6.75	5.80	7.25	7.25

Rates of increase in compensation levels	4.50	4.25	–	4.50	4.25	–	4.50	4.25	–

Expected long-term rates of return on assets	5.90	8.40	–	5.70	9.00	–	7.30	8.88	–

Initial post-retirement benefit trend rate*	–	–	9.00-5.00	–	–	10.00-5.00	–	–	7.50-5.00

*2003 and 2002 assumed to decrease by 1% per annum to 5%. 2001 assumed to decrease by 0.75% per annum to 5%

A summary of the component of net periodic pension cost for Hanson’s pension plans is as follows:

	2003	2002	2001

	£m	£m	£m

Defined benefit plans	46.6	(14.4)	(34.0)

Defined contribution plans	6.9	5.2	8.1

Multi-employer plans	4.3	6.3	6.8

Total pension expense under US GAAP	57.8	(2.9)	(19.1)

The net periodic benefit cost for the main retirement plans and post-retirement obligations comprised:

	2003	2003	2002	2002	2001	2001

		Post		Post		Post
	Pension	retirement	Pension	retirement	Pension	retirement
	benefits	benefits	benefits	benefits	benefits	benefits

Components of net periodic pension cost	£m	£m	£m	£m	£m	£m

Service cost	42.3	1.4	37.0	1.1	32.1	1.1

Interest cost	98.1	5.9	89.0	5.9	86.4	6.2

Expected return on assets	(108.3)	–	(132.8)	–	(139.2)	–

Amortisation of transition assets	(15.0)	–	(8.1)	–	(15.1)	–

Recognised loss/(gain)	28.1	(0.6)	–	(1.9)	(0.2)	(2.2)

Recognised prior service cost/(income)	1.4	(0.5)	0.5	(0.5)	2.0	(0.4)

Gain due to settlement or curtailment	–	(0.8)	–	–	–	(0.7)

Net periodic benefit cost (income)	46.6	5.4	(14.4)	4.6	(34.0)	4.0

Notes to the accounts	89

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

33	US accounting information continued

h)	Additional information required by US GAAP in respect of pensions and other post-retirement benefits continued
The following table shows the items that would be disclosed under US GAAP for Hanson’s defined benefit pension plans and post-retirement benefit arrangements. Of the total amounts shown for pension plans, approximately one third applies to US defined benefit plans.

	2003	2003	2002	2002	2001	2001

		Post		Post		Post
	Pension	retirement	Pension	retirement	Pension	retirement
	benefits	benefits	benefits	benefits	benefits	benefits

	£m	£m	£m	£m	£m	£m

Benefit obligation at beginning of year	1,707.3	85.2	1,451.4	86.0	1,371.5	90.2

Service cost	42.3	1.4	37.0	1.1	32.1	1.1

Interest cost	98.1	5.9	89.0	5.9	86.4	6.2

Currency adjustment	(54.4)	(7.4)	(56.4)	(8.9)	16.8	2.9

Plan participants’ contributions	6.6	–	7.6	–	6.8	–

Actuarial loss	23.5	0.4	140.2	8.5	28.9	2.3

Benefits paid	(90.9)	(10.0)	(84.5)	(9.6)	(87.7)	(9.8)

Plan amendments	0.1	–	0.2	(0.7)	0.5	(6.7)

Divestitures, curtailments and settlements	–	(0.7)	–	–	–	(0.2)

Others	2.9	0.6	122.8	2.9	(3.9)	–

Benefit obligation at end of year	1,735.5	75.4	1,707.3	85.2	1,451.4	86.0

Change in plan assets
Fair value of plan assets at beginning of year	1,521.3	–	1,658.7	–	1,833.9	–

Actual return on plan assets	217.1	–	(130.7)	–	(115.7)	–

Currency adjustments	(52.7)	–	(52.5)	–	19.6	–

Employer contributions	81.8	10.0	5.4	9.6	5.5	9.8

Plan participants’ contributions	6.6	–	6.6	–	6.8	–

Benefits paid	(90.9)	(10.0)	(87.8)	(9.6)	(87.6)	(9.8)

Others	2.1	–	121.6	–	(3.8)	–

Fair value of plan assets at end of year	1,685.3	–	1,521.3	–	1,658.7	–

Funded status
Funded status of plans at December 31	(50.2)	(75.4)	(186.0)	(85.2)	207.3	(86.0)

Unrecognised prior service cost	16.2	(5.7)	17.6	(6.9)	20.0	(7.4)

Unrecognised net actuarial (gain)/loss	515.1	(14.7)	650.0	(17.5)	269.9	(30.1)

Unrecognised transition asset	(12.0)	–	(27.0)	–	(41.6)	–

Net amount recognised	469.1	(95.8)	454.6	(109.6)	455.6	(123.5)

Amounts recognised in the balance sheet consist of:
Prepaid benefit cost	480.2	–	308.0	–	459.9	–

Accrued benefit liability	(11.1)	(95.8)	(62.2)	(109.6)	(9.0)	(123.5)

Additional minimum liability	(7.9)	–	–	–	–	–

Intangible asset	0.9	–	2.4	–	2.3	–

Accumulated other comprehensive income	7.0	–	206.4	–	2.4	–

Net amount recognised	469.1	(95.8)	454.6	(109.6)	455.6	(123.5)

The accumulated benefit obligation for defined benefit pension plans was £629.1m at December 31, 2003. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets were £36.3m, £33.2m and £21.9m (2002 £537.7m, £517.3m and £458.5m, respectively).

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

		Post
	Pension	retirement
	benefits	benefits

	£m	£m

2004	89.0	6.7

2005	89.9	6.6

2006	91.2	6.6

2007	92.5	6.4

2008	94.2	6.2

2009-2013	498.8	28.7

90	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

33	US accounting information continued

h)	Additional information required by US GAAP in respect of pensions and other post-retirement benefits continued
On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernisation Act (the “Act”) (US) was signed. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. As of December 31, 2003, the group gave consideration of the Act’s changes to its retiree health benefit obligations by reducing the accumulated benefit obligation by approximately £12.4m for that portion of the benefit pertaining solely to prescription drugs. This amount was reflected in the actuarial gains of the roll forward of the accumulated benefit obligation for 2003. The group has not recorded a benefit for this change in its net periodic benefit cost for 2003 but it expects to record additional income of approximately £1.8m per annum by amortising the unrecognised gain over the expected service lives of the active participants. There is no specific authoritative guidance on the accounting for the federal subsidy, but when issued, it could cause the group to change previously reported information.

Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects on active and non active liabilities as at December 31, 2003:

	1-percentage	1-percentage
	point	point
	increase	decrease

	£m	£m

Effect on total of service and interest cost components	0.4	(0.9)

Effect on post-retirement medical benefit obligation	6.5	(12.5)

The US plans’ assets are primarily included in the Hanson Building Materials America Inc. Pension Trust (“Trust”), which invests in listed stocks and bonds. At December 31, 2001, December 31, 2002 and at December 31, 2003 the Trust had no investment in Hanson ordinary shares.

Within the UK, the fund assets are dealt with by several directly invested funds and as at December 31, 2003, 2002 and 2001 ordinary shares of Hanson within these funds comprised nil, nil and 0.01% respectively of the total market value of such funds.

i)	Additional information required by US GAAP in respect of accounting for the impairment of fixed assets and for fixed assets to be disposed of
A summary of the impairment charges that have been recognised under US GAAP is as follows:

	2003	2002	2001

	£m	£m	£m

Assets to be disposed of	–	15.2	155.4

Assets to be held and used	72.8	937.4	–

	72.8	952.6	155.4

Disclosed as:
Impairment charges recognised under UK GAAP:
Operating exceptional – impairment charges	84.6	87.0	167.0

Non-operating exceptional – provision for loss on disposal	–	15.2	–

Charge for the year under UK GAAP	84.6	102.2	167.0

Less: Adjustment to goodwill impairment recognised under US GAAP	(11.8)	(58.1)	(11.6)

Total charge before cumulative effect of a change in accounting principle	72.8	44.1	155.4

Add: Cumulative effect on adoption of SFAS 142 under US GAAP	–	908.5	–

	72.8	952.6	155.4

Charged against:
Intangible assets – goodwill	26.5	924.7	90.5

Tangible assets	46.3	26.3	62.7

Trade creditors	–	1.6	2.2

	72.8	952.6	155.4

During 2003 the Continental Europe and Asia division identified that certain of its operations contained goodwill with a carrying value that could not be covered by the projected cash flows of these businesses. The full amount of this goodwill of £18.5m has been provisionally impaired pending completion of the impairment analysis in 2004.

Of the amounts charged as impairments in 2003 under UK GAAP, £30.3m (£58.1m, £11.6m) had been charged in prior years as amortisation under US GAAP or previously impaired under UKGAAP, and is therefore shown as a reduction in the difference between the charge under UK and US GAAP.

The operating exceptional charge of £84.6m in 2003 and £87.0m in 2002 under UK GAAP relates to various operations within North America and Asia Pacific, where it has been necessary to make an impairment provision for the difference in these operations’ carrying values compared to the higher of their value in use or net realisable value. Of the £167.0m impairment charge recognised in 2001, £163.4m related to the continental European brick operations. The company received a conditional offer for these operations, which indicated that these assets were impaired. Accordingly, the directors recorded a charge of £163.4m to write down these net assets to their anticipated net realisable value. In the year to December 31, 2001, the operations were included within the Hanson Building Materials Europe division and recorded a loss of £0.6m before tax. The remaining £3.6m in 2001 relates to the anticipated disposal of the group’s interest in certain Asia Pacific operations in the year to December 31, 2001, which contributed £0.7m to operating profit before tax.

The £908.5m goodwill impairment charge recognised as a result of the implementation of SFAS 142 in 2002 under US GAAP includes £142.1m in respect of Asia Pacific operations relating to Hong Kong, and reflected management’s reduced confidence in this division’s markets. The SFAS 142 impairment charge also included £220.2m in respect of Hanson North America’s Aggregates operations and £546.2m which related to Hanson UK’s Aggregates operations. The SFAS 142 impairment charges recorded in respect of these two divisions arose as a result of the projected cash flows of these businesses being insufficient to cover the carrying value of the divisions’ net assets, including both pre- and post-1998 goodwill.

Notes to the accounts	91

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

33	US accounting information continued

i)	Additional information required by US GAAP in respect of accounting for the impairment of fixed assets and for fixed assets to be disposed of continued
On January 3, 2003 Hanson completed the sale of its 50% interest in North Texas Cement to its joint-venture partner for $125.4m (£78.8m), which indicated its assets were impaired. Accordingly, the directors recorded a charge of £15.2m to write down the net assets to their realisable value. In the year to December 31, 2002, the operations were included in the North America – Aggregates division, contributing £7.0m to operating profit before tax.

j)	Additional information required by US GAAP in respect of accounting for intangible assets subject to amortisation
Other intangible assets subject to amortisation primarily consisting of purchase options, order backlogs and non-compete agreements capitalised in 2003, have a cost of £9.4m and a current year and accumulated amortisation charge of £1.6m. Purchase option agreements at a cost of £4.9m are not subject to amortisation. The estimated aggregate amortisation expense for each of the next five years is £1.7m, £0.5m, £0.4m, £0.2m and £0.1m.

k)	Additional information required by US GAAP in regards to proforma information
During 2002, the group adopted SFAS142 to account for goodwill and other intangible assets. SFAS142 requires that in the period of adoption, and until all periods presented are accounted for in accordance with the standard, a reconciliation of reported net income to the adjusted net income should be disclosed along with adjusted earnings per share, as if the standard had been adopted for each period.

	2003	2002	2001

	£m	£m	£m

Net income/(loss) as adjusted to accord with US GAAP	231.7	(628.6)	302.3

Add back: Goodwill amortisation	–	–	99.0

Adjusted net income/(loss)	231.7	(628.6)	401.3

	2003	2003	2002	2002	2001	2001

	Per share	Per ADS	Per share	Per ADS	Per share	Per ADS

	pence	pence	pence	pence	pence	pence

Basic
Net income/(loss) as adjusted to accord with US GAAP	31.4	157.2	(85.4)	(426.8)	41.1	205.5

Add back: Goodwill amortisation	–	–	–	–	13.5	67.3

Adjusted net income/(loss)	31.4	157.2	(85.4)	(426.8)	54.6	272.8

Diluted
Net income/(loss) as adjusted to accord with US GAAP	31.4	157.0	(85.2)	(426.2)	41.0	204.9

Add back: Goodwill amortisation	–	–	–	–	13.4	67.1

Adjusted net income/(loss)	31.4	157.0	(85.2)	(426.2)	54.4	272.0

92	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

33	US accounting information continued

l)	Additional information required by US GAAP in regards to employee share schemes
Hanson has various share option and sharesave schemes. A description of the plans are included in the Remuneration report under “Share Option Plan” and “Sharesave Scheme”. In addition, certain employees have participated in the Hanson Inland Revenue Approved Share Option Scheme, under which they were granted ordinary shares by purchase. The scheme is closed to new entrants. The movements in the options outstanding under the various schemes for the three years ended December 31, 2003 are as follows:

	Sharesave Schemes			Share Option Plan

	Number of ordinary shares	Weighted average exercise price	Range of exercise prices	Number of ordinary shares	Weighted average exercise price	Range of exercise prices

	‘000	pence	pence	‘000	pence	pence

Options outstanding at January 1, 2001	5,433.9	283.4	224.0-425.0	5,613.8	378.7	262.8-482.6

Granted	840.2	428.0	428.0	–	–	–

Exercised	(679.5)	250.1	224.0-428.0	(966.6)	304.3	325.6-482.6

Forfeited or expired	(432.5)	297.1	224.0-428.0	(1,054.6)	394.4	325.6-482.6

Options outstanding at December 31, 2001	5,162.1	308.7	224.0-428.0	3,592.6	396.8	257.3-482.6

Granted	2,120.7	318.0	318.0	–	–	–

Exercised	(745.5)	232.4	224.0-428.0	(142.0)	333.8	257.3-482.6

Forfeited or expired	(1,084.3)	343.7	224.0-428.0	(781.9)	408.2	356.4-482.6

Options outstanding at December 31, 2002	5,453.0	320.9	224.0-428.0	2,668.7	393.3	270.3-482.6

Granted	–	–	–	–	–	–

Exercised	(311.3)	241.4	224.0-323.0	(372.8)	271.8	270.3-331.3

Forfeited or expired	(486.5)	340.6	224.0-428.0	(472.3)	413.6	270.3-482.6

Options outstanding at October 14, 2003, the effective scheme date	4,655.2	324.2	224.0-428.0	1,823.6	413.1	331.3-482.6

Granted	–	–	–	–	–	–

Exercised	(766.7)	294.7	224.0-323.0	–	–	–

Forfeited or expired	(172.2)	329.5	224.0-428.0	(26.7)	365.1	356.4-482.6

Options outstanding at December 31, 2003	3,716.3	330.1	224.0-428.0	1,796.9	413.7	331.3-482.6

Options exercisable – December 2003	73.7	286.9		1,796.9	413.7

Options exercisable – December 2002	60.8	341.5		2,668.7	393.3

Options exercisable – December 2001	27.5	256.3		3,592.6	396.8

	Sharesave Schemes	Share Option Plan

	pence	pence

Fair value of options granted during the years ended
December 31, 2003	–	–

December 31, 2002	138.4	–

December 31, 2001	175.3	–

The weighted average fair value of options granted were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield nil (3.0%, 3.0%) expected volatility of nil (31.0%, 31.0%) risk free interest rate of nil (4.2%, 5.5%) and expected life of nil years (4.0 years, 4.2 years).

Summarised information about share option and sharesave schemes at December 31, 2003 is as follows:

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
	outstanding	contract life	price	exercisable	price

Range of exercise prices (pence per share)	‘000	years	pence	‘000	pence

Sharesave Schemes
224.0 – 317.0	529.6	1.1	237.4	44.2	262.8

317.1 – 428.0	3,186.7	3.3	385.3	29.5	323.0

	3,716.3	2.9	330.1	73.7	286.9

Share Option Schemes
331.3 – 397.8	598.8	2.5	351.4	598.8	351.4

397.9 – 482.6	1,198.1	0.5	445.0	1,198.1	445.0

	1,796.9	1.2	413.7	1,796.9	413.7

Notes to the accounts	93

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2003

33	US accounting information continued

l)	Additional information required by US GAAP in regards to employee share schemes continued

Under US GAAP, the group applies the methodologies set out in APB25 “Accounting for stock issued to employees” and related interpretations. Had the group adopted SFAS123 “Accounting for stock-based compensation”, the net income/(loss) under US GAAP would have been:

	2003	2002	2001

	£m	£m	£m

Net income/(loss) as adjusted to accord with US GAAP	231.7	(628.6)	302.3

Add back: Compensation expense under APB25	5.8	4.0	5.8

Deduct: Proforma SFAS123 charge	(7.2)	(7.3)	(6.6)

Proforma net income/(loss)	230.3	(631.9)	301.5

	2003	2003	2002	2002	2001	2001

	Per share	Per ADS	Per share	Per ADS	Per share	Per ADS

	pence	pence	pence	pence	pence	pence

Basic
Net income/(loss) as adjusted to accord with US GAAP	31.4	157.2	(85.4)	(426.8)	41.1	205.5

Add back: Compensation expense under APB25	0.8	3.9	0.5	2.7	0.8	3.9

Deduct: Proforma SFAS123 charge	(1.0)	(4.8)	(1.0)	(4.9)	(0.9)	(4.4)

Proforma net income/(loss)	31.2	156.3	(85.9)	(429.0)	41.0	205.0

Diluted
Net income/(loss) as adjusted to accord with US GAAP	31.4	157.0	(85.2)	(426.2)	41.0	204.9

Add back: Compensation expense under APB25	0.8	3.9	0.5	2.7	0.8	3.9

Deduct: Proforma SFAS123 charge	(1.0)	(4.8)	(1.0)	(4.9)	(0.9)	(4.4)

Proforma net income/(loss)	31.2	156.1	(85.7)	(428.4)	40.9	204.4

m)   Additional information required by US GAAP in regards to movement in certain provisions

			Additions
			charged to
	Balance at		costs and		Balance at
	January 1	Exchange	expenses	Deductions*	December 31

Provision for doubtful debts	£m	£m	£m	£m	£m

2001	17.4	0.6	10.6	(3.2)	25.4

2002	25.4	(2.0)	14.2	(8.0)	29.6

2003	29.6	(1.9)	10.3	(6.5)	31.5

*Represents the excess of amounts written off, over recoveries and subsidiaries disposed

94	Notes to the accounts

Back to Contents

UK GAAP selected financial data
Consolidated profit and loss account data

	2003	2002	2001	2000	1999

	£m	£m	£m	£m	£m

Turnover
North America	1,607.1	1,627.7	1,724.2	1,499.1	1,017.0

UK	1,153.0	1,094.0	1,006.6	862.1	678.9

Australia	522.3	439.3	376.9	284.3	–

Continental Europe & Asia	552.5	571.6	603.5	425.2	60.8

Trading operations	3,834.9	3,732.6	3,711.2	3,070.7	1,756.7

Discontinued	121.6	267.9	468.2	346.3	237.0

	3,956.5	4,000.5	4,179.4	3,417.0	1,993.7

Profit
North America	197.8	258.9	302.9	258.4	195.3

UK	118.0	116.3	107.1	99.5	104.2

Australia	50.0	24.0	3.9	15.9	–

Continental Europe & Asia	44.5	38.2	42.6	30.3	11.5

Trading operations	410.3	437.4	456.5	404.1	311.0

Discontinued	(3.6)	2.3	3.9	22.2	21.1

Property and other income	7.0	11.6	20.6	9.1	8.1

Central expenses	(19.5)	(18.0)	(17.5)	(18.1)	(16.6)

	394.2	433.3	463.5	417.3	323.6

Exceptional items	(182.7)	(76.6)	(75.6)	(11.4)	2.1

Interest	(70.9)	(78.5)	(106.5)	(91.9)	(1.5)

Unwinding of discount on provisions	(3.6)	(4.5)	(6.0)	(6.8)	(7.8)

Profit on ordinary activities before taxation	137.0	273.7	275.4	307.2	316.4

Taxation	42.9	(86.3)	3.4	(70.8)	17.9

Profit for the financial year	179.9	187.4	278.8	236.4	334.3

Basic earnings per ordinary share	24.4p	25.4p	37.9p	33.4p	51.3p

Profit in respect of joint-ventures and associates for North America, UK, Australia and Continental Europe & Asia have been included in the trading profits for these divisions. The total amounts for joint-ventures and associate profit are 2003 – £42.0m (2002 – £44.3m, 2001– £40.8m,2000 – £33.9m, 1999 – £10.6m).

Consolidated balance sheet data

	2003	2002	2001	2000	1999

	£m	£m	£m	£m	£m

Intangible fixed assets	811.8	939.7	1,102.1	1,110.1	294.2

Tangible fixed assets	2,563.1	2,615.2	2,863.4	3,069.6	2,209.1

Investments	238.9	196.1	268.5	307.1	68.8

Current assets	2,855.6	2,846.9	2,613.4	2,647.2	2,465.5

Amounts due from insurers	201.2	199.5	205.8	166.9	175.0

Total assets	6,670.6	6,797.4	7,053.2	7,300.9	5,212.6

Creditors – due within one year	1,690.9	2,305.9	1,764.7	2,385.1	1,661.4

Creditors – due after one year	1,465.9	972.3	1,599.3	1,634.1	1,005.7

Provisions for liabilities and charges	590.2	659.5	762.6	694.2	523.5

Amounts transferred to insurers	201.2	199.5	205.8	166.9	175.0

Total liabilities	3,948.2	4,137.2	4,332.4	4,880.3	3,365.6

Net assets	2,722.4	2,660.2	2,720.8	2,420.6	1,847.0

Financed by
Share capital	73.7	1,473.9	1,471.8	1,470.3	1,304.0

Reserves	2,648.7	1,186.3	1,249.0	950.3	543.0

Equity shareholders’ funds	2,722.4	2,660.2	2,720.8	2,420.6	1,847.0

Net assets per share	369.4p	361.0p	370.0p	341.6p	283.3p

The balance sheet data for 1999 has not been restated for the adoption of FRS 19 “Deferred taxation”.

UK GAAP selected financial data	95

Back to Contents

US GAAP selected financial data
Consolidated profit and loss account data

	2003	2002	2001	2000	1999

	£m	£m	£m	£m	£m

Turnover including joint-ventures and associates	3,956.5	4,000.5	4,179.4	3,417.0	1,993.7

Operating profit including joint-ventures and associates	430.1	500.3	489.2	447.2	323.4

Continuing operations – net income	304.1	291.8	328.4	237.2	316.5

Discontinued operations – (loss)/profit from operations	(1.9)	5.6	17.6	15.5	3.3

Discontinued operations – (loss)/profit on disposals	(70.5)	(25.6)	(43.7)	4.0	(1.9)

Income before cumulative effect of change in accounting principle	231.7	271.8	302.3	256.7	317.9

Cumulative effect of change in accounting principle	–	(900.4)	–	–	–

Net income/(loss) available for appropriation	231.7	(628.6)	302.3	256.7	317.9

	2003	2002	2001	2000	1999

	pence	pence	pence	pence	pence

Adjusted weighted average basic number of ordinary shares (millions)	737.0	736.4	735.4	708.6	651.8

Basic – income from continuing operations	41.3	39.6	44.7	33.5	48.6

Basic – (loss)/income from discontinued operations	(9.9)	(2.7)	(3.6)	2.7	0.2

Basic – income before cumulative effect of change in accounting principle	31.4	36.9	41.1	36.2	48.8

Basic – cumulative effect of change in accounting principle	–	(122.3)	–	–	–

Basic – net income/(loss)	31.4	(85.4)	41.1	36.2	48.8

Adjusted weighted average diluted number of ordinary shares (millions)	737.6	737.5	737.7	710.8	656.2

Diluted – income from continuing operations	41.2	39.6	44.5	33.4	48.2

Diluted – (loss)/income from discontinued operations	(9.8)	(2.7)	(3.5)	2.7	0.2

Diluted – income before cumulative effect of change in accounting principle	31.4	36.9	41.0	36.1	48.4

Diluted – cumulative effect of change in accounting principle	–	(122.1)	–	–	–

Diluted – net income/(loss)	31.4	(85.2)	41.0	36.1	48.4

Consolidated balance sheet data

	2003	2002	2001	2000	1999

	£m	£m	£m	£m	£m

Total assets	7,210.9	7,082.2	8,436.3	8,854.7	6,459.0

Long-term debt	1,465.9	972.3	1,599.3	1,634.1	1,005.7

Share capital	73.7	1,473.9	1,471.8	1,470.3	1,304.0

Net assets and shareholders’ equity	2,874.1	2,605.8	3,556.5	3,369.0	2,733.2

96	US GAAP selected financial data

Back to Contents

Investor information

Financial calendar

Final dividend for the year to December 31, 2003	Ordinary shareholders	ADS holders	CDI holders

Ex-dividend date	April 21, 2004	April 21, 2004	April 19, 2004

Record date	April 23, 2004	April 23, 2004	April 23, 2004

Payment date	May 18, 2004	May 21, 2004	May 25, 2004

(Subject to shareholder approval at the AGM)

Interim dividend for the six months to June 30, 2004	payable September 2004 (provisional)

	Interim 2004	Full year 2004

Results announcements (provisional)	July 28, 2004	February 2005

Dividends
Cash dividends are paid to shareholders as of record dates that are fixed in accordance with the dividend procedure timetable published by the London Stock Exchange. Hanson pays an interim dividend, normally in September, and a final dividend, subject to receiving shareholder approval at the AGM, normally in the May following the end of the financial year. For the tax treatment of dividends paid to shareholders resident in the USA, please refer to the Ancillary Information section of this report.

Dividends in respect of the financial years ending December 31 were:

		Per ordinary share						Per ADS			Per ADS

	Interim	Final		Total	Interim	Final		Total	Interim	Final	Total

	pence	pence		pence	pence	pence		pence	cents	cents	cents

1999	4.20	9.20		13.40	21.00	46.00		67.00	34.04	70.26	104.30

2000	4.35	9.35		13.70	21.75	46.75		68.50	30.46	67.12	97.58

2001	4.45	9.55		14.00	22.25	47.75		70.00	32.62	69.60	102.22

2002	4.55	10.85		15.40	22.75	54.25		77.00	35.24	88.22	123.46

2003	5.00	11.95	*	16.95	25.00	59.75	*	84.75	41.05	‡	‡

*	If approved by shareholders at the AGM to be held on May 13, 2004, the recommended final dividend of 11.95p per ordinary share for the year ended December 31, 2003 will be payable on May 18, 2004 to ordinary shareholders on the register at close of business (London time) on April 23, 2004
‡	For holders of ADSs and CDIs, the dividend base rate is declared in pence and is converted to US dollars (for ADS holders) and Australian dollars (for CDI holders) on the UK dividend payment date using the prevailing exchange rates on that day. Payment of the final dividend for the year ended December 31, 2003 to holders of ADSs will be May 21, 2004 and for holders of CDIs will be May 25, 2004

Ordinary shareholders who wish to have future dividends paid direct into their bank or building society account should contact Lloyds TSB Registrars at the address shown on the inside back cover. Payment to banks outside the UK is available to private shareholders subject to a small charge.

Dividend policy
The Board remains committed to a progressive dividend policy, although this will be subject to maintaining a reasonable level of dividend cover over the medium term as well as our intention to utilise cash flow to invest in capital expenditure and bolt-on acquisitions. The increase of 10.0% in the dividend for 2002, followed by an increase of 10.1% for 2003, reflects the introduction of a more progressive approach to dividend payments. Future dividends will be dependent upon Hanson’s earnings, financial condition and other factors.

Dividend reinvestment programme
There is a dividend reinvestment programme (“DRIP”) for registered holders of Hanson ADSs who reside in the USA or Canada. This programme provides holders with a convenient and economical method (lower brokerage commissions) of investing cash dividends and optional cash deposits in additional ADSs at the market price, by having their purchases combined with those of other participants. For more information or a copy of the Hanson DRIP booklet call Citibank Shareholder Services on (877) 248 4237 or write to Citibank at the address shown on the inside back cover.

Major shareholders
To its knowledge, Hanson is not owned or controlled directly or indirectly by any government or by any other corporation. As of February 17, 2004, Hanson has been notified of the following persons who, directly or indirectly, are interested in 3% or more of the issued share capital. The voting rights of the major shareholders listed below are the same as for the other holders of ordinary shares or ADSs.

	Number of
	ordinary	% of issued
	shares	share capital

Name	Million

Vanguard Windsor Funds – Vanguard Windsor II Fund	39.1	5.3

Scottish Widows Investment Partnership Limited	32.2	4.4

Barclays plc	29.0	3.9

Legal & General Investment Management	28.9	3.9

Aviva plc (including Morley Fund Management Limited, a subsidiary of Aviva plc)	22.5	3.1

Maple-Brown Abbott Limited	22.5	3.1

Other than as identified above and Merrill Lynch Investment Managers (who notified a 5.1% interest), Franklin Resources, Inc., (a 5.0% interest) and interests held as bare nominee, Hanson has not been notified of any other interests in 5% or more of the ordinary shares (including ADSs) in the three years prior to the date of the Annual Report and Form 20-F.

Investor information	97

Back to Contents

Investor information continued

As at February 17, 2004 15.8m ADSs were held of record in the USA. The 79.1m ordinary shares (10.7% of the issued share capital) representing those ADSs were registered in the name of National City Nominees Limited.

As of February 17, 2004, approximately 0.3 million ordinary shares were held of record in the USA by approximately 270 record holders.Hanson believes that as of February 17, 2004, approximately 6.9% of its outstanding ordinary shares were also beneficially owned by US holders. Since certain of these securities are held by brokers or other nominees, the number of holders of record in the USA may not be representative of the number of beneficial owners or of where the beneficial owners are resident.

Ordinary shareholders
As at February 17, 2004 there were 736,968,849 ordinary shares in issue, held by 60,593 registered holders.

Listings
Hanson ordinary shares are listed on the Official List of the UK Listing Authority (the “Official List”) and admitted to trading on the London Stock Exchange.

The 7.875% notes due 2010 of Old Hanson were listed on the Official List and admitted to trading on the London Stock Exchange and the Company, having assumed the obligations of Old Hanson in respect of such notes, will apply to list them on the Official List for admittance to trading on the London Stock Exchange.

In the USA, Hanson ordinary shares are listed on the New York Stock Exchange in the form of ADSs and trade under the symbol “HAN”. Each ADS represents five Hanson ordinary shares. Each ADS is evidenced by a direct-registered ADS unless an American Depositary Receipt is specifically requested by the holder. Citibank N.A. is the ADS Depositary under a Deposit Agreement, dated as of October 14, 2003. Hanson Building Materials America, Inc., whose office is at 1333 Campus Parkway, Monmouth Shores Corporate Park, Neptune, New Jersey 07752, USA, is Hanson’s agent in the USA in respect of ADSs. The 5.25% notes due 2013 of Hanson Australia Funding Limited are also listed on the NYSE. Hanson is subject to the regulations of the SEC in the USA as they apply to foreign companies.

In Australia, Hanson ordinary shares are listed on the Australian Stock Exchange in the form of CDIs. Each CDI represents one Hanson ordinary share. Hanson Australia Pty Limited, whose office is at Level 6, 35 Clarence Street, Sydney, NSW 2000, Australia, is Hanson’s agent in Australia in respect of CDIs.

The Hanson Overseas B.V. 6.75% notes due 2005 are listed on the Luxembourg Stock Exchange.

The following table shows, for the periods indicated, (i) the reported high and low sales prices based on the Daily Official List of the London Stock Exchange for Hanson ordinary shares and (ii) the reported high and low sales prices on the NYSE for Hanson ADSs.

	London Stock Exchange		NYSE

	pence per ordinary share		USdollars per ADS

	High	Low	High	Low

Calendar 1999	632.00	392.25	50.56	32.75

Calendar 2000	520.00	310.00	41.94	22.44

Calendar 2001	567.00	425.00	37.00	31.20

Calendar 2002

First quarter	539.50	430.00	38.58	31.00

Second quarter	534.50	460.00	39.66	35.35

Third quarter	450.50	316.00	35.15	25.72

Fourth quarter	328.00	264.50	26.95	21.23

Calendar 2003

First quarter	334.50	256.75	26.65	21.55

Second quarter	371.75	315.00	31.61	25.00

Third quarter	436.75	328.00	34.10	26.90

Fourth quarter	430.00	390.00	36.50	32.58

Most recent six months

August 2003	418.50	354.50	33.30	28.65

September 2003	436.75	381.25	34.10	31.77

October 2003	430.00	390.00	35.81	32.58

November 2003	414.00	397.25	35.06	33.61

December 2003	418.50	390.00	36.50	34.35

January 2004	415.00	398.00	37.66	36.26

February 2004 (through February 17, 2004)	435.75	414.00	41.56	37.54

98	Investor information

Back to Contents

Investor information continued

Annual General Meeting
The AGM will be held at 11.00am on May 13, 2004 in the Ballroom at the Millennium Hotel London Mayfair, Grosvenor Square, London W1K 2HP. Shareholders being sent the Annual Report and Form 20-F have also received a separate notice of the AGM, incorporating explanatory notes of the resolutions to be proposed at the meeting.

Holders of ADSs and CDIs are not members of the Company but may instruct their respective depositary as to the exercise of voting rights at the AGM pertaining to the number of ordinary shares represented by their ADSs and CDIs.

Ordinary shareholders may submit their proxy electronically via the internet at www.sharevote.co.uk or, if they have already registered with Lloyds TSB Registrars online portfolio service, they may appoint their proxy by visiting www.shareview.co.uk Ordinary shareholders who are CREST participants may use the CREST proxy voting service for submitting electronic proxy appointments and voting instructions for the AGM. Full instructions on using these electronic voting options are included on the separate notice of the AGM.

Hanson website: www.hanson.biz
In order to realise commercial benefits, maximise cost savings and reinforce the Hanson brand, we are changing the way we communicate as a group on-line. This is more than a simple redesign of the look of our websites – it is a long-term on-line strategy for Hanson. We have become www.hanson.biz. Our customers and investors will benefit from our new coordinated approach to our on-line communications. Via our new website you can continue to download our corporate reports, news releases and investor presentations, consult frequently asked questions, check dividend information and use share price data tools. Key features include:

E-mail distribution service
Hanson operates an e-mail distribution service for news releases and other corporate information. This service includes e-mail alerts two days prior to results announcements and publication of Company reports.

Share price data
Shareholders can view Hanson’s latest share price on-line and also use the share price look-up tool to access historical share prices.

Interactive share price charting tool
This feature enables you to chart Hanson’s share price on-line over a selected time period since demerger (1997) and/or relative to the FTSE100 Index and/or the FTSE Construction & Building Materials Index.

E-communication
Hanson encourages shareholders to elect to receive shareholder documents such as Annual and Interim Reports and shareholder circulars electronically, by downloading from the Company’s website, rather than by post. There are clear advantages to doing so – it means less cost for the Company, less paperwork for shareholders to deal with, speedier delivery of documents and it is environmentally friendly. All future shareholder mailings will allow for electronic distribution for those electing this option.

Shareholders choosing to take advantage of this option, which is free to shareholders, will receive an e-mail notification each time a shareholder publication is placed on the Company’s website. Please note that those so electing will be able to change their mind about receiving documents by electronic notification at any time and that it will be the responsibility of the shareholder to notify any change of e-mail address.

Ordinary shareholders who wish to register to receive future shareholder documents electronically should access the Shareview facility provided by Lloyds TSB Registrars at www.shareview.co.uk. To register, shareholders will need their shareholder reference number (which can be found on the share certificate or dividend voucher). Agreement to the terms and conditions applying will be sought at the end of the registration process. The registration facility is now open.

Lloyds TSB Registrars will be happy to answer any queries on 0870 600 0632 (if calling from the UK) or +44 121 415 7085 (if calling from overseas).

Shareholder facilities
Any enquiries relating to ordinary shareholdings should be addressed to Lloyds TSB Registrars. Up-to-date information on holdings, including balance movements and information on recent dividends, can be found on www.shareview.co.uk.

Holders of ADSs and CDIs should address enquiries to Citibank Shareholder Services and ASX Perpetual Registrars (details on the inside back cover), respectively.

Investors in the UK may take advantage of a postal low-cost share dealing service to buy or sell Hanson ordinary shares, held in a certificated form, in a simple, economic manner. Basic commission is 1% with a minimum charge of £12. Purchases are subject to Stamp Duty Reserve Tax of 0.5%. Full details can be obtained from Hoare Govett, Limited, 250 Bishopsgate, London EC2M 4AA. Tel 020 7678 8300.

In addition to finding the latest information on the Hanson ordinary share price on our website, shareholders can call Teleshare on 0906 822 2301, a service provided by iTouch (UK) Ltd, for which calls from within the UK currently cost 60p per minute.

ShareGift
Ordinary shareholders with only a small number of shares (including many overseas shareholders) whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. The relevant share transfer form may be obtained from Lloyds TSB Registrars. ShareGift is administered by the Orr Mackintosh Foundation, registered charity no. 1052686. Further information about ShareGift may be obtained on 020 7337 0501 or from www.ShareGift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is now also possible to obtain income tax relief.

Unsolicited mail
As UK law obliges companies to make their share registers available to other organisations, shareholders may receive unsolicited mail. Shareholders in the UK who wish to limit the amount of unsolicited mail they receive should ask for a registration form from Mailing Preference Service, Department AM, FREEPOST 22, London W1E 7EZ.

Investor information	99

Back to Contents

Ancillary information

Additional information
Exchange Rates
The following table sets forth for the periods indicated the average noon buying rates in US dollars per £1 (to the nearest cent), calculated by using the average of the exchange rates on the last day of each full calendar month during the period.

Average

Year ended December 31, 1999	1.61

Year ended December 31, 2000	1.51

Year ended December 31, 2001	1.44

Year ended December 31, 2002	1.51

Year ended December 31, 2003	1.65

Year ending December 31, 2004 (through February 17, 2004)	1.84

The following table sets forth the high and low noon buying rates for the last six months in US dollars per £1 (to the nearest cent).

	High	Low

August 2003	1.62	1.57

September 2003	1.66	1.57

October 2003	1.70	1.66

November 2003	1.72	1.67

December 2003	1.78	1.72

January 2004	1.85	1.79

February 2004 (through February 17, 2004)	1.90	1.82

Business overview
Seasonality
Seasonality is a significant factor affecting all of our operations. In our major markets in the USA, the UK and northern Continental Europe, activity is very much concentrated during the period between March and November, while the winter in Australia and the rainy season and Chinese New Year in Asia Pacific cause a material slow-down in operations during these periods. Unusual weather patterns, in particular heavy and sustained rainfall, during peak construction periods can cause significant delays and have an adverse impact on our businesses.

Sources and availability of raw materials
We generally own or lease the real estate on which the raw materials, namely aggregates and clay reserves, essential to our main businesses are found, although in the case of the marine businesses of Hanson Continental Europe & Marine and Hanson Aggregates North America, we operate under licences from the relevant national and local authorities.

We are also a significant purchaser of certain important materials such as cement, bitumen, gas, fuel and other energy supplies, the cost of which can fluctuate by material amounts and consequently have an adverse impact on our businesses. We are not generally dependent on any one source for the supply of these products, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which we operate for the supply of cement, bitumen and fuel. In 2003, percentage price changes in the cement market ranged from a decrease of 12.8% in Asia to an increase of 7.5% in Australia. Bitumen prices are affected by general oil price changes which in 2003 rose across our operations, ranging from 10% in Europe to 19.6% in Asia.

Sales and marketing
Although sales and marketing activities are more important in connection with our brick business in both the USA and the UK, where branding of the product is a factor, in general the nature of our major products, i.e. rock, sand, gravel and ready-mixed concrete, and the cost of transportation means that marketing and selling is conducted on a more localised basis, with an emphasis on service and delivery. Sales and marketing costs tend to be relatively low in relation to the overall delivered price of our products.

Governmental regulation (including environmental)
Many products produced by our operating units are subject to government regulation in various jurisdictions regarding production and sale. We believe that our operating units have taken, and continue to take, measures to comply with applicable laws and government regulations in the jurisdictions in which we operate so that the risk of sanctions does not represent a material threat to any of the operating units individually or to Hanson as a whole. We also believe that compliance with these regulations does not substantially affect the ability of our subsidiaries to compete with similarly situated companies.

In addition to the regulatory framework described above, our operating units are subject to extensive regulation by national, state and local agencies concerning such matters as zoning, environmental and health and safety compliance. In addition, numerous governmental permits and approvals are required for our operations. We believe that our operating units are currently operating in substantial compliance with, or under approved variances from, various national, state and local regulations. We do not believe that such compliance will materially adversely affect our business or results of operations. In the past, our subsidiaries have made significant capital and maintenance expenditures to comply with zoning, water, air and solid and hazardous waste regulations and these subsidiaries may be required to do so in the future. From time to time, various agencies may serve cease and desist orders or notices of violation on an operating unit or deny its applications for certain licences or permits, in each case alleging that the practices of the operating unit are not consistent with the regulations or ordinances. In some cases, the relevant operating unit may seek to meet with the agency to determine mutually acceptable methods of modifying or eliminating the practice in question. We believe that our operating units should be able to achieve compliance with the applicable regulations and ordinances in a manner which should not have a material adverse effect on our business, financial condition or results of operations.

Approximately 95 present and former US operating sites, or portions thereof, currently or previously owned and/or leased by current or former companies acquired by Hanson (responsibility for which remains with a member of the Hanson group) are the subject of claims, investigations, monitoring or remediation under the US federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the US federal Resource Conservation and Recovery Act or comparable US state statutes or agreements with third parties. These proceedings are in various stages ranging from initial enquiries to active settlement negotiations to implementation of response actions. In addition, a number of present and former Hanson operating units (responsibility for which remains with a member of the Hanson group) have been named as Potentially Responsible Parties (“PRPs”) at approximately 40 off-site landfills under CERCLA or comparable state statutes. In each of these matters the Hanson operating unit is working with the governmental agencies involved and other PRPs to address environmental claims in a responsible and appropriate manner. A substantial majority of these operating and landfill sites are covered by the environmental insurance policy referred to under the heading “Material Contracts” referred to below.

We do not believe that any of the proceedings relating to operating sites and off-site landfills not covered by the environmental insurance policy will materially adversely affect our business, financial condition or results of operations. At December 31, 2003, we had accrued £196.9m for environmental obligations, including legal and other costs, at such sites as are not covered by the above-mentioned environmental insurance policy. Costs associated with environmental assessments and remediation efforts are accrued when determined to represent a probable loss and to be capable of being reasonably estimated. There can be no assurance that the ultimate resolution of these matters will not differ materially from our estimates.

We cannot predict whether future developments in laws and regulations concerning environmental and health and safety protection will affect our earnings or cash flow in a materially adverse manner or whether our operating units will be successful in meeting future demands of regulatory agencies in a manner which will not materially adversely affect our business, financial condition or results of operations.

For other legal proceedings against Hanson, see note 27 of the notes to the accounts of the Annual Report and Form 20-F.

Patents and trademarks
Our operating units have various patents, registered trademarks, trade names and trade secrets and applications for, or licences in respect of, the same that relate to various businesses. We believe that certain of these intellectual property rights are of material importance to the businesses to which they relate. We believe that the material patents, trademarks, trade names and trade secrets of our operating subsidiaries and divisions are adequately protected and that the expiration of patents and patent licences will not have a material adverse effect upon our business, financial condition or results of operations.

Employees
As at December 31, 2003, Hanson PLC employed 24,300 employees. An analysis of employee numbers by business and geographical area is found in note 4 of the notes to the accounts of the Annual Report and Form 20-F. We believe that in general our relationship with our employees and trade unions or other bodies representing our employees is good.

100	Ancillary information

Back to Contents

Ancillary information continued

Property, plants and equipment
As of December 31, 2003, our operating units owned 1,062 plants and other freehold properties, of which 423 were located in North America, 309 were located in the UK, 278 were located in Australia and 52 were located in Continental Europe and Asia. The remaining properties of our operating units throughout the world, including other manufacturing facilities, warehouses, stores and offices, were leased. None of the individual properties is considered to have a value that is significant in relation to our assets as a whole. For a description of certain environmental issues that may affect our utilisation of our assets, see under the heading “Governmental regulation (including environmental)” referred to above.

Material contracts
For details relating to the Deposit Agreement under which the Hanson ADSs were issued, the indentures under which the group’s public bonds were issued and various agreements and indemnities relating to the Demergers, see under the heading “Exhibits” included in Hanson PLC’s 2003 Form 20-F filed with the Securities and Exchange Commission.

In August 1998, an agreement was reached under which the funding and risk of the environmental liabilities relating to the former Koppers’ company operations of Beazer plc (“Beazer”) (acquired by Hanson in 1991) was undertaken by the subsidiaries of two leading reinsurance companies, Centre Solutions (a member of the Zurich Group) and Swiss Re. The one-off premium, together with related transaction costs, amounted to $275.0m and provides $800.0m of insurance cover without time limit after payment by Beazer of the first $100.0m of remediation costs arising since January 1998. Administration of the environmental remediation programme will continue to be carried out by Beazer.

On March 29, 2001, we entered into a £900.0m (as subsequently reduced to £829.1m) multi-currency revolving credit facility arranged by Barclays Capital and J P Morgan PLC with a syndicate of banks. Tranche A of the facility is now available in an amount of up to £569.2m, is available for cash advances in various currencies, incorporates a US$646.8m swingline advance facility and a sub-limit of up to £300.0m for Australian dollar loan note advances, and matures on March 28, 2006. Tranche B of the facility is now available in an amount of £259.9m, is available for cash advances in various currencies and matures on March 25, 2004, but incorporates an option to extend for a further year at Hanson’s discretion.

Exchange controls
There are no UK restrictions on the import or export of capital including foreign exchange controls that affect the remittances of dividends or other payments to non-resident holders of ordinary shares except as otherwise set forth in “Taxation information for US shareholders” below and except for certain restrictions imposed from time to time by HM Treasury pursuant to legislation such as The United Nations Act 1946 and the Emergency Laws Act 1964 against the Government or residents of certain countries.

Except for the general limitations contained in the Company’s Memorandum and Articles of Association and in the Deposit Agreement governing the Company’s ADSs, and certain restrictions that may be imposed from time to time by HM Treasury under legislation as described above, under English law and Hanson’s Memorandum and Articles of Association, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

Taxation information for US shareholders
The following paragraphs are intended as a general guide only and do not purport to be a complete technical analysis or listing of all potential tax effects relevant to the ADSs or the ordinary shares. The statements of US federal tax laws set forth below are based on provisions of the US Internal Revenue Code of 1986, as amended, current and proposed US Treasury regulations promulgated thereunder, and administrative and judicial decisions, all of which are subject to change, possibly on a retrospective basis.

This discussion addresses only US shareholders that beneficially own and hold ADSs or ordinary shares as capital assets and use the US dollar as their functional currency, and that are either a citizen or resident of the USA for US federal income tax purposes, or a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organised under the laws of the USA or any political subdivision thereof, or an estate the income of which is subject to US federal income taxation regardless of its sources, or a trust, if a court within the USA is able to exercise primary supervision over the administration of the trust and one or more USA persons have the authority to control all substantial decisions of the trust (each a “US shareholder” for the purposes of this discussion).

The discussion does not consider the tax treatment of beneficiaries of trusts or estates, partnerships or other pass-through entities or persons who hold ordinary shares or ADSs through a partnership or other pass-through entity.

This discussion does not address all aspects of US federal income taxation, such as US federal gift or estate tax, nor state or local taxation. It does not address the tax consequences for financial institutions, financial services entities, insurance companies, dealers in securities or foreign currencies, persons subject to the alternative minimum tax, persons owning directly, indirectly or by attribution five per cent. or more of the total combined voting power of the stock of Hanson, persons carrying on a trade or business in the UK through a permanent establishment, persons who acquired ordinary shares or ADSs as compensation, persons who elect mark-to-market accounting, tax-exempt entities or private foundations, persons that hold the ordinary shares or ADSs as part of a straddle, hedge, constructive sale or conversion transaction or other integrated transaction, persons whose functional currency is other than the US dollar, or certain expatriates or former long-term residents of the USA.

US shareholders and holders of Hanson ADSs should consult their tax advisers with regard to the application of the US federal income tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Considerations Relevant to the ADSs and ordinary shares
US shareholders of ADSs are not members of the Company but may instruct Citibank N.A., the Depositary, as to the exercise of voting rights pertaining to the number of ordinary shares represented by their ADSs. However, US shareholders of ADSs are generally treated as the owners of the underlying ordinary shares for purposes of the US-UK double taxation conventions relating to income and gains (the “UK-US income tax treaty”) and to estate and gift taxes (the “Estate and Gift Tax Convention”) and generally for purposes of US federal income tax law, and for purposes of the US federal tax laws.

Taxation of Dividends
Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations,” a US shareholder will be required to include in gross income as ordinary income the amount of any dividend paid on the ordinary shares or ADSs on the date the dividend is received to the extent the dividend is paid out of our current or accumulated earnings and profits, as determined for US federal income tax purposes. Dividends in excess of these earnings and profits will be applied against, and will reduce, the US shareholder’s basis in the ADSs or ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ADSs or ordinary shares. For dividends paid prior to May 1, 2003 (or May 1, 2004, if as described below the US shareholder has elected to extend the former UK-US income tax treaty which entered into force in 1980 (the “Prior Treaty”)), the amount of dividend includable in income of a US shareholder includes any UK tax withheld from the dividend payment and amounts in respect of the UK tax credit (as discussed below). In addition, dividends of current or accumulated earnings and profits will be foreign source passive income for US foreign tax credit purposes and will not qualify for the dividends-received deduction otherwise available to corporations.

Dividends paid out of current or accumulated earnings in foreign currency to a US shareholder will be includable in the income of a US shareholder in a US dollar amount calculated by reference to the exchange rate on the date the dividend is received, regardless of whether the dividend is in fact converted into US dollars on such date. A US shareholder that receives a foreign currency dividend and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar, which will generally be US source ordinary income or loss.

Under recently enacted US federal income tax legislation, an individual US shareholder’s “qualified dividend income” is subject to tax at a reduced rate of tax of 15%. For this purpose, qualified dividend income includes dividends from foreign corporations if (a) the stock of such corporation with respect to which such dividend is paid is readily tradable on an established securities market in the USA, including NASDAQ, or (b) such corporation is eligible for the benefits of a comprehensive tax treaty with the USA that includes an information exchange programme and is determined to be satisfactory to the US Secretary of the Treasury. The US Secretary of the Treasury has indicated that the UK-US income tax treaty which came into effect on March 31, 2003 (the “New Treaty”) is satisfactory for this purpose. Dividends will not however qualify for the

Ancillary information	101

Back to Contents

Ancillary information continued

reduced rate if such corporation is treated for the tax year in which dividends are paid (or in the prior year) as a “foreign investment company,” a “foreign personal holding company,” or a “passive foreign investment company” for US federal income tax purposes. Based on the nature of Hanson’s operations, Hanson does not believe that it would be treated as a foreign investment company, or a foreign personal holding company. Although Hanson does not believe it is a passive foreign investment company, see the discussion below under the heading “Passive Foreign Investment Company Considerations.” Accordingly, if Hanson’s beliefs are correct, dividend distributions with respect to its ordinary shares or ADSs should be treated as qualified dividend income and subject to the US shareholder’s satisfaction of the holding period requirements described below, should be eligible for the reduced 15% US federal income tax rate. A US shareholder will not be entitled to the reduced rate: (a) if the US shareholder has not held the ordinary shares or ADSs for at least 61 days of the 120-day period beginning on the date which is 60 days before the ex-dividend date; or (b) to the extent the US shareholder is under an obligation to make related payments on substantially similar or related property. Any days during which a US shareholder has diminished its risk of loss on the ordinary shares or ADSs are not counted towards meeting the 61-day holding period required by the statute. Based on IRS New Release 2004-22, the IRS intends to give current effect to proposed legislation changing the forementioned 120-day period to a 121-day period. The UK does not currently apply a withholding tax on dividends under its internal laws. However, if such a withholding tax were introduced, the UK would be entitled, under the New Treaty, in certain circumstances to impose a withholding tax at a rate of up to 15% on dividends paid to a US shareholder. Subject to applicable limitations, a US shareholder who was subject to any such withholding should be entitled to claim a de duction for withheld tax or, subject to the holding period requirements mentioned below, a credit for such withholding tax against such holder’s US federal income tax liability. The US foreign tax credit limitation may be reduced to the extent that dividends are eligible for the reduced rate described above.

A US shareholder who is a US person for US federal income tax purposes and who was eligible for benefits under the Prior Treaty (each such US shareholder, an “eligible US shareholder”) may elect to continue to apply the provisions of the Prior Treaty with respect to dividends paid through April 30, 2004. The Prior Treaty also will apply to dividends paid prior to May 1, 2003 to eligible US shareholders that did not elect to extend the Prior Treaty. An eligible US shareholder electing to apply the provisions of the Prior Treaty with respect to Hanson’s dividends will be required to apply all of the provisions of the Prior Treaty for an entire 12 month period ending April 30, 2004 (or the UK taxable year ending in 2004 with respect to income, capital gains and corporation taxes). Under the Prior Treaty, an electing eligible US shareholder who is a beneficial owner of an ADS or an ordinary share and of any cash dividend paid with respect thereto should be entitled to a foreign tax credit for UK withholding tax in an amount equal to one-ninth of any dividend paid through April 30, 2004, which, subject to applicable limitations, would be creditable against such US shareholder’s US federal income tax liability. This additional tax credit amount would give rise to additional dividend income. Thus, for example, an eligible US shareholder that elects the benefits of the Prior Treaty and receives an £8 dividend should be considered to receive a dividend of £8.89 (£8 dividend plus a £0.89 gross tax credit) and to have paid £0.89 of UK tax. An eligible US shareholder makes an election to apply the provisions under the Prior Treaty with respect to a dividend by indicating on Line 5 of Form 8833 (Treaty Based Return Disclosure Under Section 6114 or 7701(b)) and filing Form 8833 with the US shareholder’s US federal income tax return for the relevant year. Pursuant to this election, the US shareholder will be treated as having paid the UK tax on the date of distribution. In such circumstances, a US shareholder may be required to satisfy certain holding period requirements with respect to an ADS or ordinary share in order to claim the foreign tax credit for the UK tax, as discussed below. US shareholders should consult their tax advisors concerning their eligibility and the procedures for claiming the UK tax credit amount under the Prior Treaty. A US shareholder will not be eligible to claim a foreign tax credit for the UK tax credit amount with respect to dividends received on the ordinary shares or ADSs: (a) if the US shareholder has not held the ordinary shares or ADSs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date; or (b) to the extent the US shareholder is under an obligation to make related payments on substantially similar or related property.

Any days during which a US shareholder has diminished its risk of loss on the ordinary shares or ADSs are not counted towards meeting the 16-day holding period requirement.

Taxation of Capital Gains
Upon a sale or other disposition of ordinary shares or ADSs, a US shareholder will recognise gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US shareholder’s tax basis (determined in US dollars) in such ordinary shares or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the US shareholder’s holding period for such ordinary shares or ADSs exceeds one year. Any such gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Long-term capital gain of a non-corporate US shareholder is generally subject to a maximum tax rate of 15%. The deductibility of a capital loss recognised on the sale or exchange of ordinary shares or ADSs is subject to limitations.

If the ordinary shares or ADSs are publicly traded, a disposition of such ordinary shares or ADSs will be considered to occur on the “trade date,” regardless of the US shareholder’s method of accounting. A US shareholder that uses the cash method of accounting calculates the US dollar value of the proceeds received on the sale as of the date that the sale settles. However, a US shareholder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date” and, therefore, may realise foreign currency gain or loss, unless such US shareholder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. In addition, a US shareholder that receives foreign currency upon the sale or exchange of the ordinary shares or ADSs and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on an appreciation or depreciation in the value of the foreign currency against the US dollar. Foreign exchange gain or loss will generally be US source ordinary income or loss.

A US citizen who is resident (or in certain circumstance has been resident within the previous five UK years of assessment for tax) or ordinarily resident in the UK or a US corporation which is resident in the UK by reason of being managed and controlled in the UK or a US citizen who, or US corporation which, is trading in the UK through a branch or agency and has used, held or acquired ADSs or ordinary shares for the purposes of such trade, branch or agency, may be liable for both UK and US tax on any gain on the disposal of ADSs or ordinary shares. Subject to certain limitations, such a person will generally be entitled to a tax credit against any US federal tax liability for the amount of any UK tax (namely, capital gains tax in the case of an individual and corporation tax on chargeable gains in the case of a corporation) which is paid in respect of such gain.

Passive Foreign Investment Company Considerations
Adverse tax rules apply to shareholders in a passive foreign investment company (a “PFIC”). Hanson will be a PFIC for US federal income tax purposes if 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any US or foreign company in which it is considered to own 25% or more of the shares by value, is passive income. Hanson will also be considered to be a PFIC if at least 50% of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any US or foreign company in which Hanson is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income.

The Directors believe that Hanson was not a PFIC in 2003 and that Hanson will not be a PFIC in 2004. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that Hanson will not become a PFIC. In particular, depending upon the composition of Hanson’s assets and other factors, including Hanson’s market capitalisation, there is a possibility that Hanson may become a PFIC for 2004. If Hanson was a PFIC, a US shareholder would be required to complete IRS Form 8621 with the US shareholder’s US federal income tax return each year. If Hanson was a PFIC and a US shareholder did not make an election to treat Hanson as a ‘qualified electing fund’, as described on the following page:

102	Ancillary information

Back to Contents
Ancillary information continued

–	excess distributions by Hanson to a US shareholder would be taxed in a special way. ‘Excess distributions’ are amounts received by a US shareholder in respect of the shares in a PFIC in any taxable year that exceed 125% of the average distributions received by that shareholder from the PFIC in the shorter of either the three previous years or the US shareholder’s holding period for the PFIC shares before the present taxable year. Excess distributions must be allocated ratably to each day that a US shareholder has held shares in the PFIC. A US shareholder must include in gross income amounts allocated to the current taxable year and amounts allocable to certain years prior to Hanson becoming a PFIC, as ordinary income for that year. A US shareholder must pay tax on amounts allocated to other taxable years when Hanson was a PFIC at the highest rate in effect for that year on ordinary income, and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax;
–	the entire amount of gain that was realised by a US shareholder upon the sale or other disposition of shares in a PFIC will also be treated as an excess distribution and will be subject to tax as described above;
–	a US shareholder’s tax basis in shares in a PFIC that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

The special PFIC rules described above will not apply to a US shareholder if an election is made to treat Hanson as a qualified electing fund (a ‘QEF’), in the first taxable year in which (a) the US shareholder holds either ADSs or ordinary shares, (b) Hanson is a PFIC, and (c) Hanson complies with certain reporting requirements. Instead, a shareholder of a QEF is required for each taxable year to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

A US shareholder of PFIC stock that is publicly traded could elect to mark the stock to market annually, recognising as ordinary income or loss each year an amount equal to the difference as at the close of the taxable year between the fair market value of the PFIC stock and the adjusted basis of the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US shareholder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

The Directors can give no assurance that Hanson will have timely knowledge of its future status as a PFIC. In this regard, Hanson does not assume any obligation to make timely disclosure with respect to such status. Moreover, the Directors do not plan to provide US shareholders with the necessary information to make a QEF election. Consequently, as a practical matter, US shareholders should assume that they will not be able to make a QEF election. A US shareholder who holds ADSs or ordinary shares during a period in which Hanson is a PFIC will be subject to the foregoing rules, even if Hanson ceases to be a PFIC. US shareholders should consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to ADSs or ordinary shares in the event that Hanson qualifies as a PFIC.

US Information Reporting and Backup Withholding
A US shareholder is generally subject to information reporting requirements with respect to dividends paid in the USA on ADSs or ordinary shares. In addition, a US shareholder is subject to backup withholding (currently at a rate of 28%) on dividends paid in the USA on ADSs or ordinary shares unless the US shareholder provides an IRS Form W-9 or otherwise establishes an exemption. A US shareholder is subject to information reporting and backup withholding (currently at a rate of 28%) on proceeds paid from a sale, exchange, redemption or other disposition of ADSs or ordinary shares unless the US shareholder provides an IRS Form W-9 or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against a US shareholder’s US federal income tax liability and may entitle such holder to a refund, provided that certain information is furnished on a timely basis to the IRS.

Inheritance Tax
The United Kingdom imposes inheritance tax, broadly, on transfers of capital which occur on death and in the preceding seven years. The UK Inland Revenue is known to consider that the Estate and Gift Tax Convention applies to inheritance tax and it is understood that, in practice, both the UK Inland Revenue and the US Internal Revenue Service apply the provisions of the Estate and Gift Tax Convention to inheritance tax. On this assumption, an ADS or ordinary share held by an individual who is domiciled in, or a citizen of, the United States and is not a national of or domiciled in the United Kingdom will not be subject to UK inheritance tax on the individual’s death or on a transfer of the ADS or ordinary share during the individual’s lifetime except in the exceptional case where the ADS or ordinary share is part of the business property of a UK permanent establishment or an enterprise or pertains to a UK fixed base of an individual used for the performance of independent personal services. Special rules apply where an ADS or ordinary share is held in trust. The Estate and Gift Tax Convention generally provides a credit for the amount of any tax paid in the United Kingdom against the US federal tax liability or for tax paid in the US to be credited against the United Kingdom liability (according to rules set out in the Convention) in a case where the ADS or ordinary share is subject both to UK inheritance tax and to US federal gift or estate tax.

Stamp Duty and Stamp Duty Reserve Tax
Stamp duty will, subject to certain exceptions, be payable at the rate of 1.5%, rounded up to the nearest £5, on any instrument transferring ordinary shares to the Custodian of the Depositary on the value of such ordinary shares. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the Custodian of the Depositary on future deposits of ordinary shares may be charged by the Depositary to the party to whom ADRs are delivered against such deposits.

No UK stamp duty will be payable on any transfer of an ADR evidencing an ADS, provided that the ADR (and any separate instrument of transfer) is executed and retained at all times outside the UK and is not required to be admitted in evidence in any proceedings in the United Kingdom. A transfer of an ADR evidencing an ADS in the United Kingdom could attract stamp duty at a rate of 0.5%, rounded up to the nearest £5. Any transfer (which will include a transfer from the Depositary to an ADS holder) of the underlying ordinary shares could result in a stamp duty liability at the rate of 0.5%, rounded up to the nearest £5. On a transfer from a nominee to the beneficial owner (the nominee having at all times held the ordinary shares on behalf of the beneficial owner) under which no beneficial interest passes and which is neither a sale nor arises under a contract of sale nor is in contemplation of sale, a fixed £5 stamp duty will be payable. The amount of stamp duty or stamp duty reserve tax payable is generally calculated at the applicable rate on the purchase price of the ordinary shares.

Stamp duty reserve tax at a rate of 0.5% will be payable on any agreement to transfer ordinary shares or any interest therein unless an instrument transferring the ordinary shares is executed and stamp duty at a rate of 0.5%, rounded up to the nearest £5 has been paid. Stamp duty reserve tax will not be payable on any agreement to transfer ADRs representing ADSs.

Incorporation of the Company
Hanson PLC is a public limited company incorporated on December 31, 2002 in England and Wales.

Memorandum and Articles of Association
A summary of certain provisions of the Company’s Memorandum and Articles of Association and a summary description of certain provisions of the Deposit Agreement relating to the Company’s ADSs was included in the Report on Form 6-K dated November 11, 2003 which was filed with the SEC. The information set forth in the Report on Form 6-K dated November 11, 2003 (which was incorporated by reference in certain Registration Statements) is incorporated herein by reference.

Registered office
1 Grosvenor Place
London SW1X 7JH
Telephone + 44 (0) 20 7245 1245

Documents on display
Hanson furnishes annual and special reports and other information with the SEC. These documents may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services and on the website maintained by the SEC at www.sec.gov.

Ancillary information	103

Back to Contents

Definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Act	The Companies Act 1985 (as amended)

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing five underlying Ordinary
Shares of Hanson PLC

AGM	Annual General Meeting

ASX	Australian Stock Exchange Limited

bn	Billion

CDI	CHESS Depositary Interest

Company or company	Hanson PLC, sometimes referred to as New Hanson

Court	The High Court of Justice in England and Wales

Demergers	The demergers of US Industries, Inc. in 1985, Imperial and Millennium
in 1996 and The Energy Group in 1997

Depositary	Citibank, as depositary under the deposit agreement dated as of October
14, 2003 pursuant to which ADS are issued

Directors	The Directors of Hanson PLC

EGM	Extraordinary General Meeting

ESOP	Employee Share Ownership Plan

Free cash flow	Operating cash flow after interest and taxation

FRS	Financial Reporting Standard (UK)

Hanson	Old Hanson and/or New Hanson as the case may be

Hanson or the group	Hanson and its subsidiaries

Hanson PLC	A company incorporated in England and Wales (No. 4626078) which was formerly named Hanson Building Materials PLC prior to October 14, 2003

Heritage	Operations owned by the group for more than 12 months

IFRS	International Financial Reporting Standards

Imperial	Imperial Tobacco Group plc

LIBOR	The London inter-bank offered rate, the variable rate of interest charged by a bank when lending to other banks in the London inter-bank market

London Stock Exchange	London Stock Exchange plc

m	Million

Millennium	Millennium Chemicals, Inc.

New Hanson	Hanson PLC

NYSE	New York Stock Exchange, Inc.

Old Hanson	Hanson Building Materials Limited, a company incorporated in England and Wales (No 488067), formerly named Hanson PLC prior to
October 14, 2003

Ordinary shares	Ordinary shares of £2 each or of 10p each in the capital of Old Hanson and New Hanson respectively

Pioneer	Pioneer International Limited

pound sterling, £, pence or p	Refers to units of UK currency

SEC	Securities and Exchange Commission of the United States

Scheme or Scheme of Arrangement	The scheme of arrangement under section 425 of the Act approved by the Court on October 13, 2003

Scheme effective date	October 14, 2003

SFAS	Statement of Financial Accounting Standards (United States)

SOX	Sarbanes-Oxley Act of 2002 (United States)

SSAP	Statements of Standard Accounting Practice (UK)

The Energy Group	The Energy Group plc

UITF	Urgent Issues Task Force (UK)

UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland

UK GAAP	UK generally accepted accounting principles

US dollar, US$, cents or c	Refers to units of US currency

US GAAP	US generally accepted accounting principles

USA, US or United States	United States of America

Figures in parentheses in tables and financial statements are used to represent negative numbers.

104	Definitions

Back to Contents
Glossary of terms and US equivalents

Terms used in the Annual Report and Form 20-F	US equivalent or brief description^

Accounts	Financial statements

Acquisition accounting	Purchase accounting

Allotted	Issued

Associate	A business which is not a subsidiary or a joint-venture, but in which the group has a shareholding and exercises significant influence

Called-up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax depreciation

Creditors	Accounts payable and accrued liabilities

Creditors: amounts due after more than one year	Long-term liabilities

Creditors: amounts due within one year	Current liabilities

Debtors	Receivables

Finance lease	Capital lease

Financial year	Fiscal year

Fixed asset investments	Non-current investments

Fixed assets	Long lived assets

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Group, or consolidated, accounts	Consolidated financial statements

Interest payable	Interest expense

Interest receivable	Interest income

Joint-venture	A business which is jointly controlled by the group and one or more external partners

Nominal value	Par value

Operating profit	Net operating income

Pension scheme	Pension plan

Profit	Income (or earnings)

Profit and loss account	Income statement

Profit and loss account (under “capital and reserves” in balance sheet)	Retained earnings

Profit attributable to ordinary shareholders	Net income attributable to ordinary shareholders

Reconciliation of movements in shareholders’ funds	Statement of changes in stockholders’ equity

Reserves	Stockholders’ equity other than capital stock

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)

Shareholders’ funds	Stockholders’ equity

Shares in issue	Shares outstanding

Statement of total recognised gains and losses	Statement of comprehensive income

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Total assets	Total identifiable assets

Turnover	Revenues/sales

^US equivalent refers to the most comparable US term to that used in the Annual Report and Form 20-F. It should not be assumed that the terms used in the Annual Report and Form 20-F and the US equivalent are identical

Glossary of terms and US equivalents	105

Back to Contents

Cross reference to Form 20-F

The information in this document that is referenced in the following table is included in Hanson PLC’s 2003 Form 20-F and is filed with the Securities and Exchange Commission.

Item		Page

1	Identity of Directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
A	Selected financial data	95-96

D	Risk factors	45-46

4	Information on the Company
A	History and development of the Company
	Incorporation and name	33

	Incorporation of the Company	103

	Description of business	4-7

	Scheme of Arrangement and share capital reduction	10

	Note 21 – Acquisitions and disposals	70-71

	Capital expenditure	26

B	Business overview
	Description of business	4-7

	Hanson – the key facts	107-108

	Note 1 – segmental analysis	54-57

	Discontinued operations	27

	Seasonality	100

	Sources and availability of raw materials	100

	Sales and marketing	100

	Patents and trademarks	100

	Government regulations (including environmental)	100

C	Organisational structure
	Note 12 – Investments	64-65

D	Property, plants and equipment	101

	Government regulation (including environmental)	100

	Note 11 – Tangible fixed assets	63

5	Operating and financial review and prospects
A	Operating results
	Operating and financial review	8-30

B	Liquidity and capital resources
	Funding, liquidity and treasury management	27-28

	Capital expenditure	26

	Consolidated cash flow statement	49

	Note 25 – Reconciliation of net cash flow movement
	to movement in net (debt)	74

	Note 30 – Financial risk management	81-83

C	Research and development, patents and licences, etc
	Note 3 – Costs and overheads	58

	Patents and trademarks	100

D	Trend information
	Operating and financial review	8-30

E	Off balance sheet arrangements	30

F	Tabular disclosure of contractual obligations	30

G	Safeharbour	Inside front cover

6	Directors, senior management and employees
A	Directors and senior management
	Board of Directors	32

B	Compensation
	Remuneration report	39-44

C	Board practices
	Board of Directors	32

	The Board of Directors	35

	Service contracts	42

	Corporate governance	34-35

	Remuneration, Nominations and Audit Committees	35-36

D	Employees	100, 107

	Note 4 – Directors and employees	59

Item		Page

E	Share ownership
	Remuneration report	39-44

Note 33 (l) – Additional information required
	by US GAAP in regards to employee share schemes	93-94

7	Major shareholders and related party transactions
A	Major shareholders	97-98

B	Related party transactions
	Remuneration report	39-44

	Note 31 – Other related party transactions	83

C	Interests of experts and counsel	n/a

8	Financial information
A	Consolidated statements and other financial information
	Financial statements	See Item 18

	Asbestos	28-29

	Note 27 – Contingent liabilities	74-76

	Dividend policy	97

B	Significant changes
	Note 32 – Subsequent events	84

9	The offer and listing
A	Share price history
	Listings	98

C	Markets
	Listings	98

10	Additional information
B	Memorandum and Articles of Association	103

C	Material contracts	101

D	Exchange controls	101

E	Taxation
	Taxation information for US shareholders	101-103

H	Documents on display	103

11	Quantitative and qualitative disclosures about market risk
	Funding, liquidity and treasury management	27-28

	Note 30 – Financial risk management	81-83

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders
	and use of proceeds	n/a

15	Controls and procedures
	Evaluation of disclosure controls and procedures	36

	Internal control	36-37

16	Reserved	n/a

16A	Audit committee financial expert
	Audit Committee	36

16B	Code of ethics
	Corporate governance	34

16C	Principal accountant fees and service
	Note 3 – Costs and overheads	58

	Audit Committee	36

16D	Exemptions from the Listing Standards for Audit
	Committees	n/a

16E	Repurchase activity	n/a

17	Financial statements	n/a

18	Financial statements
	Independent auditors’ reports	38

	Consolidated profit and loss account	47

	Balance sheets	48

	Consolidated cash flow statement	49

	Statement of total recognised gains and losses	50

	Reconciliation of movements in shareholders’ funds	50

	Accounting policies	51-53

	Notes to the accounts	54-94

19	Exhibits	n/a

106	Cross reference to Form 20-F

Back to Contents
Hanson – the key facts

Around the world, around the clock Hanson is the world’s largest producer of aggregates and one of the largest producers of concrete products, clay bricks and ready-mixed concrete

						Proven
		Operating				mineral
		profit*	Turnover*		Countries	reserves‡	Number of
Division	Time-zones of division	2003	2003	Produces	of operation	(bn t)	employees*

Hanson North America		£197.8m	£1,607.1m	Asphalt	USA	8.3	11,984
		48.2%	41.9%	Bricks	Canada
				Cement	Mexico
				Concrete pipe and products
				Crushed rock
				Ready-mixed concrete
				Roofing tiles
				Sand and gravel

Hanson UK		£118.0m	£1,153.0m	Asphalt	UK	1.3	6,967
		28.8%	30.1%	Bricks
				Building stone
				Concrete pipe and products
				Crushed rock
				Precast concrete
				Ready-mixed concrete
				Recycled materials
				Sand and gravel

Hanson Australia		£50.0m	£522.3m	Asphalt	Australia	0.7	4,530
		12.2%	13.6%	Cement
				Concrete products
				Crushed rock
				Ready-mixed concrete
				Sand and gravel

Hanson Continental		£44.5m	£552.5m	Asphalt	Belgium	1.6	4,762
Europe & Asia		10.8%	14.4%	Crushed rock	Czech Republic
				Precast concrete	France
				Ready-mixed concrete	Germany
				Sand and gravel	Spain
					The Netherlands
					Israel
					Greater China
					Malaysia
					Singapore
					Thailand
					UK (Marine)

*Including joint-ventures and associates

Marine
				Concrete	dredged
Leading market positions	Aggregates	Asphalt	Bricks	pipe and products	aggregates	Ready-mixed concrete

North America	No.3 (USA)	–	No.1	No.1 (USA)	–		No.3 (USA)

UK	No.2	No.3	No.2	No.2 (blocks)	No.1		No.2

Australia	No.2	No.3	–	–	–		No.2

Continental Europe & Asia	= No.1 Spain	No.1 Malaysia	–	–	–	No.1 Malaysia
	No.1 Malaysia	No.1 Singapore				No.1 Hong Kong
	No.1 Hong Kong					No.2 Israel
	No.2 Israel					No.3 Spain

Commercial/
					industrial	Housing	Infrastructure

2003 end use of aggregates					%	%	%

North America					25	40	35

UK					27	19	54

Australia					38	24	38

Continental Europe & Asia					29	20	51

	Ready-mixed
	Aggregates**	concrete	Asphalt	Bricks

2003 sales volumes†‡	(mt)	(mm3)	(mt)	(m)

North America	128.7	4.1	4.1	1,392.0

UK	34.8	5.7	4.4	846.0

Australia	19.0	5.1	–	–

Continental Europe	37.9	5.9	0.8	–

Asia Pacific	16.1	6.2	3.0	–

Total	236.5	27.0	–	2,238.0

†Information is based on continuing volumes mt = million metric tonnes
**Includes marine dredged aggregates bn t = billion metric tonnes
‡Includes Hanson’s share of joint-ventures and associates

Hanson – the key facts	107

Hanson – the key facts continued

Operations*

										Ready-
										mixed
		Aggregates					Concrete products		Bricks	concrete				Other

												Rail depots/
						Concrete						marine
					Concrete	flooring				Ready-		wharves/
	Crushed	Sand and			pipe and	& precast	Packed	Roofing		mixed		cement	Recycling/
	rock	gravel	Asphalt	Marine	products	concrete	products	tile	Brick	concrete	Cement	distribution	landfill
	quarries	quarries	plants	dredgers	factories	sites	sites	plants	plants	plants	plants	terminals	sites	Misc.
North America
Alabama (AL)	–	–	–	–	3	–	–	–	–	–	–	–	–	–

Arizona (AZ)	7	3	–	–	3	–	–	1	–	14	–	–	–	–

Arkansas (AR)	–	3	–	–	4	–	–	–	–	–	–	–	–	–

California (CA)	9	16	5	4	6	–	–	2	–	15	1	15	16	15

Florida (FL)	–	–	–	–	8	–	–	3	–	–	–	–	–	–

Georgia (GA)	12	–	–	–	–	–	–	–	–	–	–	–	–	–

Illinois (IL)	–	–	–	–	1	–	–	–	–	–	–	–	–	–

Indiana (IN)	18	1	–	–	1	–	–	–	–	–	–	–	–	–

Kentucky (KY)	14	–	–	–	–	–	–	–	2	–	–	–	–	–

Louisiana (LA)	–	–	–	–	4	–	–	–	–	–	–	3	–	–

Maryland (MD)	–	–	–	–	2	–	–	–	–	–	–	–	–	–

Michigan (MI)	–	–	–	–	1	–	–	–	1	–	–	–	–	–

Minnesota (MN)	–	–	–	–	2	–	–	–	–	–	–	–	–	–

Mississippi (MS)	–	–	–	–	8	–	–	–	–	–	–	–	–	–

New Jersey (NJ)	1	7	–	–	–	–	–	–	–	–	–	–	–	–

New Mexico (NM)	1	–	–	–	–	–	–	–	–	–	–	–	–	–

New York (NY)	20	11	21	–	–	–	–	–	–	17	–	–	–	8

North Carolina (NC)	13	3	–	–	–	–	–	–	5	–	–	–	–	–

Ohio (OH)	16	3	–	–	4	–	–	–	–	7	–	–	–	11

Oklahoma (OK)	1	–	–	–	1	–	–	–	–	–	–	–	–	–

Oregon (OR)	–	–	–	–	3	–	–	–	–	–	–	–	–	–

Pennsylvania (PA)	22	9	10	1	1	–	–	–	–	–	–	–	–	4

South Carolina (SC)	7	3	–	–	1	–	–	–	4	–	–	–	–	–

South Dakota (SD)	–	–	–	–	1	–	–	–	–	–	–	–	–	–

Texas (TX)	23	16	–	–	18	–	–	1	6	24	–	7	–	–

Virginia (VA)	–	–	–	–	12	–	–	–	–	–	–	–	–	–

Washington (WA)	–	–	–	–	1	–	–	–	–	–	–	–	–	–

Ontario (Canada)	–	–	–	–	4	–	–	–	4	–	–	–	–	–

Quebec (Canada)	–	–	–	–	–	–	–	–	1	–	–	–	–	–

Mexico/Micronesia	1	1	–	–	–	–	–	–	–	–	–	3	–	–

Total	165	76	36	5	89	–	–	7	23	77	1	28	16	38

UK	49	60	48	15	14	5	17	–	14	246	–	34	–	–

Australia
Canberra	1	–	–	–	–	–	–	–	–	1	–	–	–	–

New South Wales	9	8	8	–	1	–	–	–	–	76	1	6	–	–

Northern Territory	–	–	2	–	–	–	–	–	–	4	–	–	–	–

Queensland	8	8	11	–	8	–	–	–	–	60	2	23	–	–

South Australia	1	2	1	–	–	–	–	–	–	11	–	–	–	–

Western Australia	7	1	3	–	–	–	–	–	–	32	–	1	1	–

Tasmania	–	–	–	–	–	–	–	–	–	–	1	1	–	1

Victoria	2	1	7	–	–	–	–	–	–	2	–	3	1	–

Total	28	20	32	–	9	–	–	–	–	186	4	34	2	1

Continental Europe
Belgium	–	–	–	–	–	–	–	–	–	3	–	5	–	–

Czech Republic	4	4	1	–	–	–	–	–	–	–	–	–	–	–

France	–	–	–	–	–	–	–	–	–	–	–	1	–	–

Germany	5	4	–	–	–	–	–	–	–	–	–	–	–	–

Israel	4	–	2	–	–	–	–	–	–	23	–	–	–	–

The Netherlands	–	–	–	–	–	–	–	–	–	3	–	1	–	–

Spain	11	5	–	–	–	–	–	–	–	60	–	–	–	1

Total	24	13	3	–	–	–	–	–	–	89	–	7	–	1

Asia Pacific
Greater China	4	–	1	–	–	–	–	–	–	8	–	–	–	–

Malaysia	16	–	18	–	–	–	–	–	–	52	–	–	–	–

Singapore	–	–	2	–	–	1	–	–	–	–	–	–	1	2

Thailand	1	2	–	–	–	–	–	–	–	34	–	–	–	–

Total	21	2	21	–	–	1	–	–	–	94	–	–	1	2

Group total	287	171	140	20	112	6	17	7	37	692	5	103	19	42

*Includes joint-ventures and associates

108	Hanson – the key facts

Back to Contents

Shareholder contact information

Hanson PLC contacts
Company Secretary	Corporate and Investor Relations
Paul Tunnacliffe	Carol Ann Walsh
E-mail paul.tunnacliffe@hansonplc.com	E-mail carolann.walsh@hansonplc.com

www.hanson.biz

Information
Ordinary shares:

Lloyds TSB Registrars	UK investors
Shareholder Services	Tel 0870 600 0632
The Causeway	Fax 0870 600 3980
Worthing	Overseas investors
West Sussex BN99 6DA	Tel +44 (0) 121415 7085
UK	Fax +44 (0) 1903 854 031
www.shareview.co.uk

American Depositary Shares (ADSs):

Citibank Shareholder Services	Tel +1 877 248 4237
PO Box 43077	Fax +1 201 324 3284
Providence	E-mail citibank@shareholders-online.com
RI 02940-3077
USA

CHESS Depositary Interests (CDIs):

ASX Perpetual Registrars Limited	Tel +61 (0) 2 8280 7111
Level 8	Fax +61 (0) 2 9287 0303
580 George Street	www.asxperpetual.com.au
Sydney
NSW 2000
Australia

Investor share dealing service information
for Hanson ordinary shares:

Hoare Govett Limited	Tel +44 (0) 20 7678 8300
250 Bishopsgate
London EC2M 4AA
UK

Share price information:

The latest information on the Hanson share price can be found on our website or by calling 0906 822 2301 for which calls from within the UK currently cost 60p per minute.

All paper used in the production of this report is recyclable and bio-degradable. The cover and pages 1-32 were manufactured under ISO 9002 and ISO 14001 environmental accreditation. Pages 33-108 were manufactured under ISO 9706 and ISO 14001 environmental accreditation.

Designed by Browns/London Printed by St Ives Westerham Press under ISO 14001 environmental accreditation Photography by Magnum – Peter Marlow, Alex Webb, Harry Gruyaert and Steve McCurry

Back to Contents

18:54 GMT
10:54 Local
Hanson North America, Carroll Canyon hard rock quarry and ready-mixed concrete plant, California, USA.

Hanson PLC
1 Grosvenor Place
London SW1X 7JH
Tel +44 (0) 20 7245 1245
Fax +44 (0) 20 7235 3455
www.hanson.biz

Item 19       EXHIBITS

1.1	Memorandum and Articles of Association of Hanson PLC (incorporated by reference to Exhibit 1 to Hanson PLC’s Report on Form 6-K filed on November 10, 2003).

2.1	Deposit Agreement, dated as of October 14, 2004, among Hanson PLC, Citibank, N.A. as depositary and the holders from time to time of the ADRs issued thereunder (incorporated by reference to Exhibit 1 to Hanson PLC’s Report on Form 6-K filed on November 10, 2003).

2.2	Indenture dated as of January 29, 1993, among Hanson Overseas B.V., Hanson Building Materials Limited (formerly known as Hanson PLC, “Old Hanson”) and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Old Hanson’s Registration Statement No. 33-52416 on Form F-3).

2.3	First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.2 hereof, among Hanson Overseas B.V., Old Hanson, Hanson PLC and the Bank of New York, as Trustee.

2.4	Indenture dated as of September 27, 2000 among Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Old Hanson’s Registration Statement No. 333-12510 on Form F-3).

2.5	First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.4 hereof, among Old Hanson, Hanson PLC and The Bank of New York, as Trustee.

2.6	Indenture dated as of March 18, 2003 among Hanson Australia Funding Limited, Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to Old Hanson’s Registration Statement No. 333-98517 on Form F-3).

2.7	First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.6 hereof among Hanson Australia Funding Limited, Old Hanson, Hanson PLC and The Bank of New York, as Trustee.

2.8	Form of Indenture among Hanson Finance America, Inc., Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to Old Hanson’s Registration Statement No. 333-98517 on Form F-3).

2.9	Hanson hereby agrees to furnish the Commission, upon its request, copies of any instruments that define the rights of holders of long-term debt of Hanson and its subsidiaries that are not filed as exhibits to the Annual Report and Form 20-F.

3.1	Form of Demerger Agreement, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.7 to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

3.2	Form of Indemnification Agreement, between Old Hanson and Millennium (incorporated by reference to Exhibit 10.8 to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

3.3	Form of Tax Sharing and Indemnification Agreement, between Old Hanson, Hanson Overseas Holdings Ltd., HM Anglo American Ltd., Hanson North America, Inc. and Millennium (incorporated by reference to Exhibit 10.9(a) to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

3.4	Form of Deed of Tax Covenant, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.9(b) to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

3.5	Amendment to the Deed of Tax Covenant, dated January 28, 1997 (incorporated by reference to Exhibit 3.1(e) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1998).

3.6	Agreement, dated August 28, 1996 among Imperial, Old Hanson, J. Henry Schroder & Co. Ltd and certain other parties (incorporated by reference to Exhibit 3.2(a) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

3.7	Deed, dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(b) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

3.8	Demerger Agreement dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(c) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

3.9	Form of Demerger Agreement between Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.2 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

3.10	Form of Deed between Old Hanson and Rollalong Ltd (incorporated by reference to Exhibit 3.3 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

3.11	Form of Indemnification Agreement between Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.4 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

3.12	Form of Tax Sharing and Indemnification Agreement among Old Hanson, Cavenham, The Energy Group and Gold Fields American Corporation (incorporated by reference to Exhibit 3.5 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

3.13	Form of Peabody Acquisition Agreement among Peabody US Holdings, Inc., GFAC International Holdings Inc. (“GFAC”), Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.6 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-145476)).

8.1	Principal subsidiary undertakings (incorporated by reference to list of principal subsidiary undertakings on page 64 in the Annual Report and Form 20-F).

12.1	Certification of Alan J. Murray filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Jonathan C. Nicholls filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Alan J. Murray furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350.

13.2	Certification of Jonathan C. Nicholls furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350.

14.1	Consent of Independent Auditors.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

HANSON PLC
(Registrant)

By	/s/ Graham Dransfield
Graham Dransfield
Legal Director

Dated: February 26, 2004

EXHIBIT INDEX

1.1	Memorandum and Articles of Association of Hanson PLC (incorporated by reference to Exhibit 1 to Hanson PLC’s Report on Form 6-K filed on November 10, 2003).

2.1	Deposit Agreement, dated as of October 14, 2004, among Hanson PLC, Citibank, N.A. as depositary and the holders from time to time of the ADRs issued thereunder (incorporated by reference to Exhibit 1 to Hanson PLC’s Report on Form 6-K filed on November 10, 2003).

2.2	Indenture dated as of January 29, 1993, among Hanson Overseas B.V., Hanson Building Materials Limited (formerly known as Hanson PLC, “Old Hanson”) and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Old Hanson’s Registration Statement No. 33-52416 on Form F-3).

2.3	First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.2 hereof, among Hanson Overseas B.V., Old Hanson, Hanson PLC and the Bank of New York, as Trustee.

2.4	Indenture dated as of September 27, 2000 among Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Old Hanson’s Registration Statement No. 333-12510 on Form F-3).

2.5	First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.4 hereof, among Old Hanson, Hanson PLC and The Bank of New York, as Trustee.

2.6	Indenture dated as of March 18, 2003 among Hanson Australia Funding Limited, Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to Old Hanson’s Registration Statement No. 333-98517 on Form F-3).

2.7	First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.6 hereof among Hanson Australia Funding Limited, Old Hanson, Hanson PLC and The Bank of New York, as Trustee.

2.8	Form of Indenture among Hanson Finance America, Inc., Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to Old Hanson’s Registration Statement No. 333-98517 on Form F-3).

2.9	Hanson hereby agrees to furnish the Commission, upon its request, copies of any instruments that define the rights of holders of long-term debt of Hanson and its subsidiaries that are not filed as exhibits to the Annual Report and Form 20-F.

3.1	Form of Demerger Agreement, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.7 to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

3.2	Form of Indemnification Agreement, between Old Hanson and Millennium (incorporated by reference to Exhibit 10.8 to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

3.3	Form of Tax Sharing and Indemnification Agreement, between Old Hanson, Hanson Overseas Holdings Ltd., HM Anglo American Ltd., Hanson North America, Inc. and Millennium (incorporated by reference to Exhibit 10.9(a) to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

3.4	Form of Deed of Tax Covenant, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.9(b) to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

3.5	Amendment to the Deed of Tax Covenant, dated January 28, 1997 (incorporated by reference to Exhibit 3.1(e) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1998).

3.6	Agreement, dated August 28, 1996 among Imperial, Old Hanson, J. Henry Schroder & Co. Ltd and certain other parties (incorporated by reference to Exhibit 3.2(a) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

3.7	Deed, dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(b) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

3.8	Demerger Agreement dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(c) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

3.9	Form of Demerger Agreement between Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.2 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

3.10	Form of Deed between Old Hanson and Rollalong Ltd (incorporated by reference to Exhibit 3.3 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

3.11	Form of Indemnification Agreement between Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.4 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

3.12	Form of Tax Sharing and Indemnification Agreement among Old Hanson, Cavenham, The Energy Group and Gold Fields American Corporation (incorporated by reference to Exhibit 3.5 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

3.13	Form of Peabody Acquisition Agreement among Peabody US Holdings, Inc., GFAC International Holdings Inc. (“GFAC”), Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.6 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-145476)).

8.1	Principal subsidiary undertakings (incorporated by reference to list of principal subsidiary undertakings on page 64 in the Annual Report and Form 20-F).

12.1	Certification of Alan J. Murray filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Jonathan C. Nicholls filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Alan J. Murray furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350.

13.2	Certification of Jonathan C. Nicholls furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350.

14.1	Consent of Independent Auditors.