Form 20-F
period 2004-12-31
HANSON PLC
filed 2005-03-02
CIK 1265725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 333-109672

HANSON PLC
(successor to Hanson Building Materials Limited)
(Exact Name of Registrant as Specified in Its Charter)

n/a
(Translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organization)

1 Grosvenor Place
London SW1X 7JH, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares	The New York Stock Exchange, Inc.
Ordinary Shares of £0.10 each	The New York Stock Exchange, Inc.*
5.25% Notes due 2013**	The New York Stock Exchange, Inc.

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
**	Issued by Hanson Australia Funding Limited, an indirect wholly owned subsidiary of the Registrant, and guaranteed as to certain payments by the Registrant.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

736,968,849 Ordinary Shares of £0.10 each were outstanding.

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

Back to Contents

Hanson PLC
Annual Report and Form 20-F 2004

Hanson PLC Annual Report and Form 20-F 2004

Back to Contents

Summary statistics for the year ended December 31, 2004	2004	2003	2002

		(restated)**	(restated)**

Turnover (including joint-ventures and associates)	£3,810.2m	£3,956.5m	£4,000.5m

Operating profit (including joint-ventures and associates)	£349.7m	£305.7m	£343.5m

Profit before taxation*	£336.8m	£319.0m	£348.1m

Profit for the financial year (after exceptional items)	£193.6m	£179.2m	£185.2m

Operating cash flow	£559.1m	£536.5m	£585.9m

Free cash flow (operating cash flow after interest and taxation)†	£487.6m	£454.2m	£479.3m

Net debt	£695.2m	£942.2m	£1,169.9m

Gearing#	25.5%	34.5%	43.9%

Earnings per share*	35.0p	32.7p	34.9p

Earnings per share	26.4p	24.4p	25.2p

Dividend per share	18.15p	16.95p	15.40p

*	Including joint-ventures and associates and before exceptional items
#	Net debt divided by shareholders’ funds
†	For a more detailed description of free cash flow see page 26
**	2003 and 2002 operating profit has been adjusted to reflect the impact of adopting UITF 17 and 38 this year. Further explanation is provided on page 51

Contents
2	Chairman and Chief Executive’s overview		47	Consolidated profit and loss account
5	Description of business		48	Balance sheets
6	Summary statistics		49	Consolidated cash flow statement
8	Operating and financial review		50	Statement of total recognised gains and losses
	10	Group at a glance		Reconciliation of movements in shareholders’ funds
	Review of operations		51	Accounting policies
	12	North America	54	Notes to the accounts
	16	UK	94	UK GAAP selected financial data
	20	Australia & Asia Pacific/Continental Europe	95	US GAAP selected financial data
	24	Financial review	96	Investor information
30	Corporate responsibility		99	Ancillary information
32	Board of Directors		104	Definitions
33	Report of the Directors		105	Glossary of terms and US equivalents
38	Remuneration report		106	Cross reference to Form 20-F
44	Risk factors		107	Hanson – the key facts
46	Auditors’ reports		ibc	Shareholder contact information

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

For the purposes of producing the Annual Report and Form 20-F of New Hanson, unless otherwise expressly specified (a) references to the Company and its subsidiaries or Hanson and its subsidiaries, or the group, refer to Old Hanson and its subsidiaries up to the close of business on October 14, 2003, the effective date of the Scheme (the “Scheme Effective Date”) and New Hanson (including Old Hanson) and its subsidiaries from that time and (b) references to Hanson or the Company are to Old Hanson up to and including the close of business on the Scheme Effective Date and to New Hanson as from that time. At the Scheme Effective Date New Hanson had no business assets.

Solely for the convenience of the reader, the Annual Report and Form 20-F contains translations of certain amounts in pounds sterling (“£”) or pence (“p”) into US dollars (“US dollars” or “$”) or cents (“c”). The translations of pounds sterling and pence to US dollars and cents appearing in the Annual Report and Form 20-F have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Bank of New York (the “noon buying rate”) on the date of the information so translated. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. On February 22, 2005 the noon buying rate was $1.91 per £1. For additional information on exchange rates between the pound sterling and the US dollar, see “Exchange Rates” on page 99 of the Annual Report and Form 20-F.

Each of Hanson, Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe (as such expressions are referred to in the Annual Report and Form 20-F) is either a holding company or divisional entity, and does not itself carry out any of the business activities described on page 99 of the Annual Report and Form 20-F.

References to ‘we’, ‘our’ or ‘us’, unless the content otherwise requires, is, in the context of a description of the group’s businesses, operational activities or liabilities, a reference to those of the relevant subsidiary company.

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

Some of the information included in the Annual Report and Form 20-F, including documents incorporated by reference, are, or may be deemed to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (United States). Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results and developments to differ materially from future results and developments expressed or implied by such forward-looking statements. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meanings in discussion of future operating or financial performance. Such factors include, but are not limited to, changes in economic conditions, especially in the USA, the UK and Australia; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson does not undertake any obligation to update or revise publicly such forward-looking statements. All written, oral and electronic forward-looking statements attributable to Hanson or persons acting on behalf of Hanson are expressly qualified in their entirety by this cautionary statement.

Back to Contents

Hanson’s business is straightforward.

We generate cash. Our aim is to put that cash to work to grow the business and reward investors.

In 2004 we delivered £559.1million of operating cash flow, generated by 27,400# people in 15 countries. This comes from our focus on aggregates and building products.

In 2004 we increased profit before taxation* by 6% to £336.8 million, equivalent to earnings per share of 35.0p.

#Including joint-ventures and associates *Including joint-ventures and associates and pre-exceptional items

1

Back to Contents

Chairman and Chief Executive’s overview

“2004 was a good year
for Hanson, thanks to
the hard work of our
27,400 people during
a period of change.”

“I am now going to stand down, having been Chairman since Hanson became a focused building materials company in 1998. I shall be sorry to leave, but am delighted to be handing over to Mike Welton. I know that he will make a big contribution to Hanson in the future.”

Christopher Collins
Chairman, Hanson PLC

“We have a balanced focus on aggregates and building products. We have the strategy and people to invest and grow your business.” Alan Murray Chief Executive, Hanson PLC

2	Chairman and Chief Executive’s overview

Back to Contents

Chairman and Chief Executive’s overview continued

Summary
2004 was a good year for Hanson. Profit before taxation* was £336.8m, £17.8m or 6% above last year. Turnover (including joint-ventures and associates) was £3,810.2m, £146.3m or 4% below last year, primarily reflecting adverse foreign exchange translation of £202.0m.

The 6% increase in profit before taxation* included an increase in property profits of £14.8m offset by increased pension costs of £5.6m and adverse foreign exchange translation of £13.6m.

Operating highlights
Earnings growth has been delivered through margin increases and improved demand for our products in most of our major markets.

Cost savings and operational improvements from the US aggregates reorganisation initiated in 2003 benefited the 2004 results. A similar reorganisation was commenced by UK aggregates in 2004 and benefits should accrue in 2005. The US building products division has improved second half profits compared with last year, more than recovering significant input cost increases. The UK building products division has also increased year-on-year margins excluding the increased pension charges. Earnings from Australia increased reflecting further volume and margin improvements.

Operating cash flow of £559.1m highlights the group’s consistent ability to generate cash from its operations.

Investing highlights
£198.6m was invested in capital projects to maintain and to enhance our existing operations. Margin enhancing capital expenditure represented approximately 50% of the total invested in 2004. Capital expenditure will remain disciplined and biased towards projects which we believe will have superior risk/return ratios.

Acquisitions and disposals
Hanson acquired nine new businesses in 2004 for £88.4m, the largest of which was Athens Brick in Texas, USA. At the beginning of 2005 we also acquired Marshalls Clay Products in the UK for £65m. Such bolt-on acquisitions are a key part of our strategy to generate growth.

Proceeds from disposals totalled £55.2m. These included the sale of our operations in Thailand and several non-core UK operations. This reflects our strategy of focusing on core businesses which have strong long-term positions in selected long-term markets.

Asbestos
The gross cost of asbestos claim resolutions in 2004, before insurance recoveries, was $59m (2003 $43m). After tax, and before any insurance recovery, this is equivalent to approximately £20m or 3.6% of our operating cash flow for 2004. Following the increase in annual gross cost, we have increased our gross cost provision for the next eight years to $480m (2003 $317m).

We continue to negotiate and litigate with our insurance carriers over the extent of our insurance cover. We support reform at both state and federal level. Details of our claims and cost experience during 2004 are provided on page 66.

Returns to shareholders
The Board recommends a final dividend of 12.80p (2003 11.95p) per share. This, together with the interim dividend, makes a total of 18.15p (2003 16.95p) for the year, an increase of 7.1%. The Investor information section provides payment details.

We commenced an on-market share buyback programme in 2004. At December 31, 2004, we had spent £26m buying back 6,350,000 shares which are now held as treasury shares.

Corporate governance
Our reputation is one of our most valuable assets. This requires transparent accounting, clear communications and full commitment to health, safety and environmental standards.

We became fully compliant with section 404 of the US Sarbanes-Oxley Act in 2004. This is a year ahead of the requirement for foreign US registrants and underlines our commitment to strong financial control and discipline.

Board of Directors
After many years service, Simon Keswick and Kenneth Baker step down from the Board after the AGM. We are extremely grateful to them both for their contributions.

In 2004 we welcomed Jim Leng as a Non-executive Director on to our Board. Mike Welton also joined us as a Non-executive Director in January 2005. Both bring a wealth of experience and business knowledge. Mike Welton will become Chairman in April 2005.

Outlook
Operations in Hanson’s major markets in the USA, the UK and Australia are expected to experience stable underlying demand in 2005 and benefit from management initiatives. Price increases are expected to recover input cost increases. Additional cost savings should support margin improvement.

We will continue our focused strategy of organic and acquisitive growth combined with financial discipline. Overall, Hanson anticipates further progress in 2005.

*Including joint-ventures and associates and
pre-exceptional items

Chairman and Chief Executive’s overview	3

Back to Contents

Our strategy remains straightforward. We will stay focused. We intend to generate cash, invest in the business and maintain financial discipline.

Focus
aggregates and building products
strong long-term positions in selected long-term markets
safe, responsible and sustainable operations

Generate cash
improve margins
reduce operating costs and increase efficiency

Invest cash
maintain and grow the existing business
acquire value-adding bolt-on acquisitions

Financial discipline
strong balance sheet
maximise total shareholder return

We are committed to creating long-term value for our shareholders.

4

Back to Contents

Description of business

Hanson is one of the world’s leading heavy building materials companies. We are the world’s largest producer of aggregates and one of the largest producers of heavy building products such as concrete products and bricks*. We have operations in North America, the UK, Australia, Asia Pacific and Continental Europe.

Our aggregate divisions include the production of crushed rock and sand and gravel as well as ready-mixed concrete, asphalt and cement operations. We aim to retain ready-mixed concrete and asphalt operations where they are value enhancing and integrate with our aggregate operations. Our strategy does not include a significant emphasis on owning cement operations.

Our building products divisions include brick, roof tile and concrete product operations such as pipes, blocks, and pre-cast concrete structures.

Our products are used across all construction sectors; housing, infrastructure, commercial and industrial. Our customers are primarily from the public and private works sectors of the construction and building materials industry, whilst a portion of our output is consumed internally in the production of downstream products such as asphalt and ready-mixed concrete. We coat aggregate with bitumen to make asphalt; and aggregate, combined with cement and other ingredients, makes ready-mixed concrete.

Our experience in the aggregate and building products businesses is extensive, gained over many years. We operate from over 1,600 facilities in 15 countries around the world (see page 108 for a breakdown by product).

Demographics, economic activity, infrastructure spend and population growth are key drivers of demand for our industry. We recognise the importance of maintaining an appropriate geographic balance and will consider entering selected markets where we anticipate attractive long-term demand growth.

Our main geographic focus is the USA, the UK and Australia. We have a presence in a number of other markets that we believe have good long-term prospects. As well as our international position, we believe it is important to have strong local positions in the markets in which we operate. The weight of our products generally prohibits transporting them over long distances. Therefore strong local market positions provide us with scale to reduce production costs and increase sourcing options to support a reliable and efficient customer service.

The mineral reserves which we own, or have the right to extract, are fundamental to the long-term growth of our business. At December 31, 2004 we believe we had adequate reserves to permit production for a minimum of 20 years in all of our divisions at current production rates. We also have access to considerable aggregate reserves for which we believe we have either not yet requested or not yet received extraction permits. In addition, we plan to maximise the value of our marine based sand and gravel reserves, particularly in the UK.

We use various methods, depending on the type of reserve, to estimate those reserves that are economically extractable. The estimated average selling price for products in a market is a significant factor in deciding whether or not reserves are value adding to extract. Mineral reserves can be difficult to estimate and due to the nature of our operations, some production lives are shorter than others.

We pursue a policy of continual replenishment of our reserves both through the acquisition of new businesses and the development of new sites, performing extensive geological due diligence on all new reserves through drilling, sampling and data collection, as appropriate. We believe we have a strong history of securing planning permission for our sites. This helps to ensure that our reserve base continues to meet long-term future demand.

Our acquisition strategy also helps us to replace and supplement our holdings of mineral reserves. Ever tighter environmental and planning restrictions are making new permits increasingly difficult to obtain. The permits which we have, our ability to renew them and to secure new ones through acquisition provide a vital way of building long-term value.

We intend to invest capital expenditure continually in our existing businesses to maintain plant and equipment, to improve efficiency and to reduce costs.

Bolt-on acquisitions remain our preferred route for expansion. As well as helping us to build market share, bolt-ons are intended to help minimise operating costs and can provide greater market and product opportunities. The fragmentation of the US market in both aggregates and building products provides opportunities to continue to add value through bolt-ons by building additional volume onto an existing support base. The UK and Australia are largely consolidated in aggregates, but offer opportunities for bolt-on acquisitions in building products. We continue to review selected opportunities in other countries.

All acquisitions are assessed against strict criteria and must pass our due diligence and valuation processes. This means many of the opportunities we review do not result in completed acquisitions, which in turn can result in uneven timing of acquisition expenditure.

We intend to continue to maintain strong financial discipline. We believe we have a strong balance sheet and will continue to seek to maximise the total return to our shareholders.

*See Competitive position on page 100

Description of business	5

Back to Contents

Summary statistics year to December 31, 2004

Turnover (including joint-ventures and associates)	Operating cash flow

£3,810.2m	£559.1m

Operating profit (including joint-ventures and associates)	Free cash flow (operating cash flow after interest and taxation)

£349.7m	£487.6m

Operating profit* (including joint-ventures and associates)	Gearing

£399.5m	25.5%

Profit before taxation*	Earnings per share*

£336.8m	35.0p

Profit for the financial year (after exceptional items)	Dividend per share

£193.6m	18.15p

North America

By division year to December 31, 2004

		2004		2003	2002

	£m	% change	£m	% change	£m

Continuing turnover
Hanson Aggregates	950.7	(0.1)	951.4	(0.7)	958.2

Hanson Building Products	648.3	(1.1)	655.7	(2.1)	669.5

Total	1,599.0	(0.5)	1,607.1	(1.3)	1,627.7

Continuing operating profit*
Hanson Aggregates	117.7	31.1	89.8	(33.2)	134.4

Hanson Building Products	97.6	(12.5)	111.6	(11.8)	126.6

Total	215.3	6.9	201.4	(22.8)	261.0

Operating margin	13.5%		12.5%		16.0%

Volume/price year to December 31, 2004

				Volume		Price

	2004	2004	2004	2003	2004	2003

	Imperial	Metric	% change	% change	% change	% change

Aggregates† (mt)	151.7	137.6	7.0	8.7	1.4	0.5

Asphalt (mt)	5.4	4.9	20.9	10.6	1.0	3.6

Ready-mixed concrete (m m3)	5.5	4.2	2.6	(0.8)	4.6	1.4

Cement (mt)	1.9	1.7	11.6	(0.1)	6.6	(4.1)

Bricks (m)	1,594	1,594	14.5	1.7	2.6	0.6

Concrete products (mt)	3.9	3.6	5.5	6.0	4.2	(0.1)

UK

		2004		2003	2002

	£m	% change	£m	% change	£m

Continuing turnover
Hanson Aggregates	878.5	0.7	872.4	0.1	871.1

Hanson Building Products	305.4	(0.1)	305.8	22.4	249.9

Total	1,183.9	0.5	1,178.2	5.1	1,121.0

Continuing operating profit*
Hanson Aggregates	79.7	(18.9)	98.3	6.3	92.5

Hanson Building Products	39.4	(6.0)	41.9	15.4	36.3

Total	119.1	(15.0)	140.2	8.9	128.8

Operating margin	10.1%		11.9%		11.5%

			Volume		Price

	2004	2004	2003	2004	2003

	Metric	% change	% change	% change	% change

Aggregates (mt)	33.9	(1.9)	(3.5)	2.9	2.4

Marine aggregates (mt)	6.6	(7.6)	(7.5)	1.2	5.2

Asphalt (mt)	4.4	(0.5)	(1.7)	1.0	3.3

Ready-mixed concrete (m m3)	5.6	0.8	(1.2)	1.4	1.2

Bricks (m)	762	(10.0)	4.8	6.7	5.2

Concrete blocks (m spu)	7.6	7.7	(7.8)	3.1	4.1

6	Summary statistics

Back to Contents

Summary statistics continued year to December 31, 2004

Turnover by region			Operating profit* by region

	£m	%		£m	%

1 North America	1,599.0	42.3	1 North America	215.3	51.2

2 UK	1,183.9	31.3	2 UK	119.1	28.3

3 Australia & Asia Pacific	720.7	19.1	3 Australia & Asia Pacific	62.0	14.8

4 Continental Europe	277.8	7.3	4 Continental Europe	24.0	5.7

Sub total	3,781.4	100.0	Sub total	420.4	100.0

Discontinued	28.8		Central costs and discontinued	(20.9)

Group total	3,810.2		Group total	399.5

Capital employed by region			Operating profit* by product

	£m	%		£m	%

1 North America	1,868.9	48.3	1 Aggregates	283.4	67.4

2 UK	1,177.0	30.5	2 Building Products	137.0	32.6

3 Australia & Asia Pacific	678.7	17.6	Sub total	420.4	100.0

4 Continental Europe	140.3	3.6	Central costs and discontinued	(20.9)

Group total	3,864.9	100.0	Group total	399.5

Australia & Asia Pacific						Continental Europe

		2004		2003	2002			2004		2003	2002

	£m	% change	£m	% change	£m		£m	% change	£m	% change	£m

Continuing turnover						Continuing turnover
Hanson Australia	579.7	11.0	522.3	18.9	439.3	Hanson Continental Europe	277.8	(9.3)	306.4	1.0	303.5

Hanson Asia Pacific	141.0	(15.9)	167.6	(14.7)	196.5

Total	720.7	4.5	689.9	8.5	635.8

Continuing operating profit*						Continuing operating profit*
Hanson Australia	61.2	20.7	50.7	95.0	26.0	Hanson Continental Europe	24.0	9.6	21.9	22.3	17.9

Hanson Asia Pacific	0.8	(70.4)	2.7	(62.0)	7.1

Total	62.0	16.1	53.4	61.3	33.1

Operating margin	8.6%		7.7%		5.2%	Operating margin	8.6%		7.1%		5.9%

			Volume		Price						Volume

	2004	2004	2003	2004	2003				2004	2004	2003

	Metric	% change	% change	% change	% change				Metric	% change	% change

Australia						Aggregates (mt)			30.4	(1.3)	14.4

Aggregates (mt)	21.6	13.8	3.6	4.2	15.7	Asphalt (mt)			0.5	(26.6)	16.8

Ready-mixed concrete (m m3)	5.3	5.1	3.9	3.0	10.7	Ready-mixed concrete (m m3)			5.3	(9.4)	(11.7)

Asia Pacific	*Before exceptional items
†Includes marine dredged aggregates (mt) = millions of tonnes (mm3) = millions of cubic metres
(m spu) = millions of standard production units
						Volume/price information includes intercompany sales and Hanson’s share of joint-ventures and associates and is based on continuing volumes, and heritage selling prices
Aggregates (mt)	13.1	(10.2)	(1.2)

Asphalt (mt)	2.9	(2.0)	(8.5)

Ready-mixed concrete (mm3)	3.3	(29.5)	7.2

Summary statistics	7

Back to Contents

Operating and financial review

Summary
Lines of business, products and locations
Hanson is one of the world’s leading heavy building materials companies. Our core products are aggregates, primarily crushed rock and sand and gravel, and building products, principally concrete pipe and products, and bricks. Our main markets are the USA, the UK and Australia.

Economic factors
The key drivers of demand for our products are demographics, population growth, economic activity and infrastructure spend. Our products are used in housing, infrastructure and commercial and industrial projects. Our customers are primarily from the public and private sectors of the construction and building materials industry.

Earnings and cash generation
Our operations generate earnings and produce cash flows by selling products and services to our customers, by closely managing margins and by focusing on operating costs. Part of the operating cash flow is re-invested in the business to maintain plant and equipment, improve efficiency and reduce cost.

Opportunities and risks
Our cash flow provides the opportunity to grow through bolt-on acquisitions, and to return cash to shareholders through dividends and capital returns as appropriate. Risks include adverse changes to economic conditions, government spending, weather, increased input costs and adverse changes in foreign currency translation. Hanson is also subject to litigation risk, including asbestos claims against several of its US subsidiaries.

2004 performance and 2005 outlook
Profit before taxation* was £336.8m in 2004, 5.6% ahead of 2003. Operating cash flow was £559.1m, 4.2% ahead of 2003. Hanson anticipates further progress in 2005 and will continue with a focused strategy of organic and acquisitive growth and financial discipline.

Regulatory requirements
The Department of Trade and Industry in the UK has proposed new regulations for Operating and Financial Reviews. Hanson intends to adopt the proposed regulations when further clarification is issued.

Our 2004 Annual Report includes certain additional information required by the Securities and Exchange Commission (SEC) from public companies listed in the USA as this document also acts as the group’s Form 20-F. Accordingly, this document contains additional disclosure notes to those required under the Companies Act in the UK. In addition, we present a reconciliation of profit prepared under Generally Accepted Accounting Principles (GAAP) as applied in the UK to net income as adjusted to accord with US GAAP. This, along with reconciliations of shareholders’ equity, earnings per share and an explanation of the key differences between UK and US GAAP, is disclosed in note 33 of the Notes to the accounts. A cross reference to Form 20-F requirements is provided on page 106.

Definitions and interpretations
Heritage operations
References to heritage operations in the Operating and financial review section describe businesses that the group has owned for more than 12 months. Acquisitions in this section refer to businesses which we have owned for less than 12 months. This definition of an acquisition is not the same as that contained within Financial Reporting Standard 3 – ‘Reporting Financial Performance’ (FRS 3), which defines a business as an acquisition only for the financial period in which it is purchased, even if this is only a short time before the end of the financial year. In the profit and loss account and the Notes to the accounts, newly acquired businesses are presented as acquisitions, in accordance with the FRS 3 definition above. We believe that the non-FRS 3 definitions of heritage businesses and acquisitions assist the readers of this document in comparing the year-on-year performance of the group’s underlying businesses from contributions of its newly acquired businesses. Hanson also applies these non-FRS 3 definitions internally.

Exceptional items
Under UK GAAP, the group is required to report separately items which are considered unusual due to their size or nature. These items are described as exceptional items and the group identifies them clearly on the face of the profit and loss account. Exceptional items are classed as both operating and non-operating in nature. Non-operating items include costs of resolving asbestos claims because they relate to activities of certain US subsidiaries which are no longer undertaken by the current business. The majority of the group’s other exceptional items reported in these financial statements are non-cash and non-trading in nature. The group adopts the same presentation when it analyses its results.

*Including joint-ventures and associates and pre-exceptional items

8	Operating and financial review

Back to Contents

Operating and financial review continued

Free cash flow
The group’s free cash flow determines how much discretionary spend is available for capital expenditure, acquisitions and returning capital to shareholders. Free cash flow is defined as net cash flow arising from operating activities, less net cash flows from returns on investments and servicing of finance and taxation, as disclosed in accordance with FRS 1 “Cash flow statements (revised 1996)”. A summary of cash flow is provided on page 26 of the Operating and financial review, which reconciles free cash flow to net cash inflow from operating activities.

Notes to accounts
References to ‘Notes to the accounts’ in this document are references to the notes to the consolidated financial statements contained in the Annual Report and Form 20-F on pages 54 to 93.

Turnover
Turnover for the year (including joint-ventures and associates) was £3,810.2m (£3,956.5m, £4,000.5m), a reduction of 3.7% compared with 2003. Acquisitions contributed £27.9m to turnover, with adverse currency movements during the year reducing 2004 turnover by £202.0m. The group’s turnover from continuing operations (including joint-ventures and associates) was £3,781.4m (£3,781.6m, £3,688.0m), in line with 2003.

Operating profit
Hanson assesses the performance of its divisions internally using operating profit. This includes income from the sale of surplus properties, but is before interest and corporate costs, which the group does not allocate to its operating divisions. As such, references to divisions’ profit in this document under both UK and US GAAP, always refer to operating profit. Operating profit* was £399.5m (£393.5m, £431.1m).

Property disposals
The group’s operating results include £21.4m (£6.6m, £11.5m) of profits from the disposal of properties. The sale of properties surplus to the group’s requirements is an ongoing aspect of our business. Property income is included within each division’s operating profit and is detailed on page 54.

Pensions
An increase in the group’s pension charge of £5.6m was incurred in 2004 consisting mainly of increased costs of £13.8m in the UK and a £8.9m reduction in the USA.

Impact of currency movements
The US dollar rate used by Hanson to translate its North American revenues and profits into sterling moved from $1.63 in 2003 to $1.83 in 2004. This had a significant effect on the group’s sterling profits. The table below shows the group’s profits on a constant currency basis, by restating its 2003 and 2002 profits at the 2004 exchange rates. Currency movements reduced the sterling group operating profit by £20.3m, of which £18.6m relates to the movement in the US dollar.

*Including joint-ventures and associates and pre-exceptional items

				2003			2002
			Impact of	results		Impact of	results	Constant	Constant
		2003	exchange	(at 2004	2002	exchange	(at 2004	currency	currency
	2004	results (as	from 2003	exchange	results (as	from 2002	exchange	2004	2004
	results	reported)	to 2004	rates)	reported)	to 2004	rates)	v 2003	v 2002

Impact of currency movements	£m	£m	£m	£m	£m	£m	£m	%	%

Continuing turnover
North America‡	1,599.0	1,607.1	(166.9)	1,440.2	1,627.7	(277.2)	1,350.5	11.0	18.4

UK	1,183.9	1,178.2	–	1,178.2	1,121.0	–	1,121.0	0.5	5.6

Australia & Asia Pacific	720.7	689.9	(10.0)	679.9	635.8	16.0	651.8	6.0	10.6

Continental Europe	277.8	306.4	(10.5)	295.9	303.5	8.7	312.2	(6.1)	(11.0)

	3,781.4	3,781.6	(187.4)	3,594.2	3,688.0	(252.5)	3,435.5	5.2	10.1

Operating profit†
North America‡	215.3	201.4	(20.0)	181.4	261.0	(43.9)	217.1	18.7	(0.8)

UK	119.1	140.2	–	140.2	128.8	–	128.8	(15.0)	(7.5)

Australia & Asia Pacific	62.0	53.4	(0.3)	53.1	33.1	(0.3)	32.8	16.8	89.0

Continental Europe	24.0	21.9	(0.6)	21.3	17.9	1.2	19.1	12.7	25.7

	420.4	416.9	(20.9)	396.0	440.8	(43.0)	397.8	6.2	5.7

Central and other#	(20.9)	(23.4)	0.6	(22.8)	(9.7)	(1.2)	(10.9)	8.3	(91.7)

Operating profit† (including joint-ventures and associates)	399.5	393.5	(20.3)	373.2	431.1	(44.2)	386.9	7.0	3.3

Net interest payable and similar charges	(62.7)	(74.5)	6.7	(67.8)	(83.0)	10.7	(72.3)	7.5	13.3

Profit before taxation†	336.8	319.0	(13.6)	305.4	348.1	(33.5)	314.6	10.3	7.1

†Before exceptional items
‡Currency movements reflect both US dollar and Canadian dollar impact
#Includes central expenses and discontinued operations
  These are analysed in notes 1 and 5 of the Notes to the accounts

Operating and financial review	9

Back to Contents

Operating and financial review continued
Group at a glance

Our core products

Aggregates – crushed rock – sand and gravel – ready-mixed concrete – asphalt
North America
Building products – concrete pipe and products – bricks
	Hanson Aggregates	Hanson Building Products
	North America	North America
is headquartered in Dallas, Texas
and produces aggregates, asphalt,
ready-mixed concrete and cement
for markets throughout the USA.
The division was reorganised this
year into four operating regions: Western, Southwest, Mideast and
Northeast and operates in over
350 locations in North America.	is headquartered in Dallas, Texas.
It consists of two sub-divisions:
Pipe & Products which produces
concrete pipe and products and
precast concrete and Hanson
Brick & Tile which produces bricks
and concrete roofing tiles. Hanson
Building Products operates from
over 100 locations across
North America.

	Jim Kitzmiller President and CEO	Richard Manning President and CEO
Joined Gifford Hill Concrete
Pipes in 1971. He has held
several operational positions,
including Vice President and
General Manager, Concrete
Products Division. He became
President of Hanson Pipe &
Products in 1998. He was
appointed to his present role
in 2003.

Joined London Brick in 1971
becoming Managing Director in
1992. In 1993 he also became
Managing Director of Butterley Brick
and was made Managing Director
of Hanson Brick in 1995. In 2002
he transferred to the USA as
President and Chief Executive
Officer of Hanson Brick & Tile.
He was appointed to his present
role in 2003.

Group total year to December 31, 2004	Contribution to group for the year ended December 31, 2004

*Including joint-ventures and associates and pre-exceptional items †Percentage calculated on continuing operating profit before central expenses

10	Operating and financial review Group at a glance

Back to Contents

Operating and financial review continued
Group at a glance

UK		Australia & Asia Pacific	Continental Europe

Hanson Aggregates	Hanson Building Products	Hanson	Hanson
UK	UK	Australia & Asia Pacific	Continental Europe
is headquartered in Reading, Berkshire. It produces aggregates, ready-mixed concrete and asphalt for the UK market. It runs the largest fleet of marine aggregate dredgers in Europe. The division operates from over 400 locations across the UK.	is headquartered in Stewartby, Bedfordshire and produces bricks and concrete products, concrete flooring and precast concrete for the UK market. The division operates from around 50 locations across the UK.	is headquartered in Sydney and produces aggregates, ready-mixed concrete, asphalt, concrete products, precast concrete and cement. The division operates from over 450 locations in Australia, Malaysia, Singapore and Greater China.	is headquartered in the UK at Hanson’s group head office in London. It produces aggregates, ready-mixed concrete and asphalt from over 120 locations in seven countries: Belgium, Czech Republic, France, Germany, Israel, The Netherlands, and Spain.

Patrick O’Shea	David Szymanski	Leslie Cadzow	Justin Read
Managing Director	Managing Director	Chief Executive	Managing Director
Joined Hanson in 1990. He held a variety of senior financial and operational roles before becoming Chief Executive of Hanson Pacific in 2001. In 2003 he added responsibility for Continental Europe to his existing role becoming Chief Executive, Hanson Continental Europe & Asia. He was appointed to his present role in June 2004.	Joined London Brick in 1976. He held several senior management positions before becoming Operations Director of Hanson Aggregates (South) in 1995 and Managing Director of Desimpel Europe in 1996. He was made Managing Director of Hanson Brick UK in 1999 and was appointed to his present role in 2002.	Joined Hanson Australia (formerly Pioneer International) in 1976. In 1990 he became a Director and was made Chief Executive of Hanson Australia in 2001. He was appointed Chief Executive of Hanson Australia & Asia Pacific, adding Hanson’s operations in Asia Pacific to his responsibilities, in June 2004.	Joined Hanson in 1994. He was made Group Treasurer in 1998, Head of Risk Management and Treasury in 1999 and Deputy Finance Director in 2001. In 2002 he became responsible for Group Corporate Development and Corporate Affairs. He was appointed to his present role in June 2004. He is also Head of Corporate Development for Hanson PLC.

		Operating and financial review Group at a glance		11

Back to Contents

"In 2004, we achieved a step change in performance. All regions have posted good levels of profit improvement and the targeted reorganisation benefits are being delivered."

Jim Kitzmiller, President and CEO
Hanson Aggregates North America

Back to Contents

"Recovery of input cost increases, through price rises and operational improvements, has been a major priority this year. We look forward to further progress in 2005."

Richard Manning, President and CEO
Hanson Building Products North America

Back to Contents

Operating and financial review continued
Review of operations – North America

2004 results compared with 2003
Hanson North America reported continuing operating profit* improvement in 2004 of 6.9%. Continuing turnover was £1,599.0m which was 0.5% below the prior year of £1,607.1m. These results were impacted, as in 2003, by the weakening of the US dollar. In constant currency, 2004 continuing turnover was 11.0% above the prior year. Continuing operating profit* of £215.3m was £13.9m above last year. This includes an adverse exchange impact of £20.0m and on a constant currency basis the increase was 18.7%. Acquisitions contributed £4.6m. Dollar operating margins have increased from 12.5% to 13.5%.

The division benefited from property profits of £14.3m (£1.7m) and a reduction in the pension charge of £8.9m compared with 2003.

The improved performance is based on significant benefits delivered from the 2003 reorganisation of the aggregates business together with operational improvements across the group. Latterly, price increases have helped to mitigate the impact of significant input cost increases, most notably in the Pipe & Products division, and volumes were generally strong at the end of 2004.

Capital expenditure increased to £110.8m. All acquisitions completed in 2004 have been fully integrated and are ahead of pro-forma expectations. We will continue to pursue acquisition opportunities in 2005.

Aggregates
Continuing turnover of £950.7m was 0.1% below the prior year of £951.4m. Margins improved by 2.9ppts and continuing operating profit* increased by 31.1% to £117.7m (£89.8m), including £14.3m (£1.7m) of property disposal profits. This improvement was achieved despite input cost increases in areas such as fuel and electricity.

The management team has successfully achieved a significant step change in performance. This includes increased operating efficiencies, reduced costs and increased selling prices, based on good underlying demand, for most of the year. All regions have improved profits and the annualised benefits of the reorganisation targeted for 2005 are $30m.

Heritage aggregates and ready-mixed concrete volumes are up 2.4% and 1.4% respectively this year. This is despite continued delays to the approval of SAFETEA, the successor bill to TEA-21. Our strongest markets in the year have consistently been in the south east, particularly aggregates in North Carolina and Georgia.

Our operations in Texas had a challenging year, having been impacted by wet weather at critical times of the operating season and rail related supply issues in Houston. Notwithstanding these short-term difficulties, year-on-year heritage volumes are flat and we believe market fundamentals in Texas remain good. In California, however, aggregates, ready-mixed concrete and asphalt volumes have declined, mainly due to lack of state funded highway work. Demand in our other markets generally remained robust.

*Including joint-ventures and associates and pre-exceptional items

14	Operating and financial review Review of operations – North America

Back to Contents

Operating and financial review continued
Review of operations – North America

Building Products
Turnover in the Building Products division increased in the second half of 2004 to recover increases in key input costs in that period. Continuing turnover of £648.3m was 1.1% below the prior year and continuing operating profit* decreased by 12.5% to £97.6m, including an adverse exchange impact of £10.3m. Whilst, on a constant currency basis, continuing operating profits declined by 3.5%, second half dollar profits exceeded last year by 11.4%. This improvement in performance was driven by a series of price rise initiatives and improvements in operating efficiencies.

Operating profit for Pipe & Products decreased by 19.0% to £68.1m, principally due to increases in key input costs, although in constant currency the reduction was only 9.8%. Volumes in our key markets in Texas, Florida, Arizona and most of the north east were robust throughout the year and the backlog for Pipe & Products has run at near record levels of around $400m for the whole of the second half.

Capital expenditure in Pipe & Products increased by 131% in 2004. We commenced a number of major plant upgrades and new precast facilities are now under construction in several of our key markets. This programme will continue during 2005 and into 2006, with further projects planned for Texas, California, Arizona, Florida and Ohio.

Brick & Tile had another year with good growth in earnings. Operating profit increased by 7.3% to £29.5m, an increase of £2.0m. On a constant currency basis this increase was £3.8m after absorbing £3.8m in increased natural gas costs. Acquisitions contributed £2.6m during the year. Residential demand has remained strong this year, and in total, heritage brick volumes were up 9.1% and prices by 2.6%. The acquisition of Athens Brick in Texas in March 2004 has been successfully integrated and contributed £2.5m to the earnings increase. In addition, we expanded our presence in roof tiles in Florida with the acquisition of a plant in Fort Myers.

2003 results compared with 2002
2003 continuing turnover was £1,607.1m which was 1.3% below 2002 of £1,627.7m. Our reported results were impacted significantly in 2003 by the weakening of the US dollar and, whilst 2003 continuing turnover in sterling was behind 2002, in constant currency it was 6.7% above the prior year. Similarly, continuing operating profit* of £201.4m was £59.6m below 2002, although in constant currency this reduction was £42.2m. Acquisitions contributed £10.8m to operating profit.

Operating margins decreased from 16.0% to 12.5%. Weaker demand in California, a key market for Hanson, was a major contributor to this decline, together with a £24.0m increase in pension charges and provisions of £9.3m, including £6.9m relating to the aggregates reorganisation.

Aggregates
2003 continuing turnover of £951.4m was 0.7% below 2002. Continuing operating profit* was down £44.6m to £89.8m compared with 2002. In constant currency the decline was 28.5%. This included a £18.9m reduction in operating profit from our California operations, together with an increase in reorganisation costs of £6.9m and additional pension charge of £14.1m.

2003 heritage aggregate volumes increased 2.2% to 133.4m tons compared with 2002. As a result of a net volume decline in the previous two years, aggregates pricing remained very competitive, particularly in the south east and mid west. Heritage price increases of just 0.5% overall were achieved. Ready-mixed concrete volumes were marginally down on 2002 and total heritage asphalt volumes decreased by 8.7%. Demand for cement in northern California was flat year-on-year but we saw price reductions of 4.1% in 2003 compared with 2002.

Building Products
2003 continuing turnover of £655.7m was 2.1% below 2002. Underlying heritage gains were achieved in both the Pipe & Products and Brick & Tile businesses, although continuing operating profit* of £111.6m decreased by £15.0m compared with 2002, principally due to an adverse exchange impact of £8.3m and increased pension charge of £9.9m.

Underlying continuing operating profit* (excluding corporate cost allocation) for Pipe & Products decreased by 1.3% in 2003 to £91.0m, although in constant currency, continuing operating profit* for Pipe & Products increased by 7.3%. Acquisitions contributed £2.8m and total heritage volumes increased by 2.0% compared with 2002. Heritage prices were marginally down by 0.1%, which included the effect of changes in product mix. Overall margins increased by 0.5% compared with 2002.

In 2003, underlying heritage profits (excluding corporate cost allocation) for Brick & Tile increased by 5.4% to £31.3m compared with 2002 despite the absorption of a £0.8m increase in natural gas costs. Volumes in the north were up by 0.9% and price increases ahead of inflation were achieved in the area.

Outlook
We expect demand to remain stable. Further cost savings should be achieved, particularly in the aggregates business. Price increases are targeted to at least recover further increases in input costs for all businesses. We remain committed to delivering high quality products and services to our customers and investing to improve and grow our US operations.

*Including joint-ventures and associates and pre-exceptional items

Operating and financial review Review of operations – North America	15

Back to Contents

Operating and financial review continued
Review of operations – UK

"We made significant management changes in 2004. We have rationalised the business which we expect to deliver annualised benefits of £10m."

Patrick O'Shea
Managing Director, Hanson Aggregates UK

Back to Contents

Operating and financial review continued
Review of operations – UK

"In 2004 we strengthened our commercial focus. We also increased the amount of value-adding capital expenditure invested in the business."

David Szymanski
Managing Director, Hanson Building Products UK

Back to Contents

Operating and financial review continued
Review of operations – UK

2004 results compared with 2003
Continuing turnover was £1,183.9m which was 0.5% above the prior year of £1,178.2m. Continuing operating profit* of £119.1m was £21.1m below 2003. An increased pension charge of £13.8m and a restructuring charge in UK Aggregates of £8.1m contributed to this decline. Acquisitions contributed £0.5m and property profits were £5.1m (£5.5m). Operating margins decreased from 11.9% to 10.1%.

Aggregates
Continuing turnover of £878.5m was 0.7% above the prior year of £872.4m. Operating margins decreased by 2.2ppts and continuing operating profit* fell by 18.9% to £79.7m (£98.3m). Internally, major management changes were implemented in 2004. A restructuring charge of £8.1m has been taken through 2004 operating profit. Annualised cost savings and efficiency improvements from this charge are targeted at £10m.

Overall our drystone volumes are down 2.3% on the prior year; however, sales of the higher margin single size premium product have increased. Substitution of low grade material, by cheaper recycled products, not subject to the Aggregates Levy, has continued throughout the year contributing to the overall volume decline. Despite lower volumes, drystone prices have moved forward during the year.

Hanson’s sand and gravel volume is 1.4% down against the prior year. This is due to both reduced market demand and reserve exhaustion at several sites during the year. Selling prices have increased 4.2% for the year, reflecting our position in this increasingly scarce resource.

Investment in asphalt production facilities continued in 2004 with new plants or upgrades commissioned at Dagenham, West Drayton, Penderyn and Cannock. These plants help service the requirements of our long-term framework and term maintenance contracts, an increasingly important sector of the asphalt market. Volumes were flat but our market share has grown in a declining market and price increases have been delivered.

Ready-mixed concrete volumes also increased overall with a recovery in the second half of the year ensuring that our total volumes were slightly ahead of 2003. However, margins have declined, despite price increases, as a result of higher input costs and increased competition in selected markets.

Increased selling prices during the year were 1% to 4% across our product range and have helped to partially mitigate the impact of input cost increases. Cost reduction measures through productivity and efficiency improvements are expected to impact 2005 margins favourably.

Capital expenditure for the year totalled £35.4m and included expenditure on our asphalt plant expansion and further sand and gravel reserve purchases. The acquisition of Cumbrian Industrials Ltd in September 2004 strengthened our contracting operations in the north. Integration of this business will take place during 2005. Disposals of non-core businesses also continued in 2004, with the disposal of a recycling business at Pinden and a natural stone quarry and masonry works on the Island of Portland in Dorset.

Building Products
Continuing turnover of £305.4m was 0.1% below the prior year of £305.8m. Operating margins declined from 13.7% to 12.9% and continuing operating profit* fell from £41.9m to £39.4m representing a decrease of 6.0%. This shortfall primarily reflects increased pension contributions of £6.7m, partially mitigated by increased property income of £1.7m.

With the exception of blocks and concrete flooring, demand was down with signs of caution in the new-build and repair and maintenance markets. Housing starts and completions remain at a relatively high level, but the gap between the two measures has widened, suggesting an increased level of work in progress. Heritage brick volumes finished 10.3% behind last year. Half of the shortfall reflected market activity, the other half the result of lower stock availability. Despite the volume decline, average brick prices improved by 6.7%.

Concrete block volumes were 7.7% ahead of last year as a result of higher production capacity and stronger market demand. Selling prices also improved 3.1%. The positive trends in the precast flooring business have continued with higher volume and pricing in 2004. Volumes in our packed products business were below 2003, primarily as a result of weaker demand. Selling prices however have moved forward.

Cost performance during the year was adversely impacted, particularly by steel and gas.

Capital expenditure for the year totalled £16.1m. Specific expenditure was committed to reduce manual handling in the brick operations and increase yields through kiln refurbishment. Integration of Wilnecote Brick, acquired in November 2004, is progressing well and we announced the acquisition of Marshalls’ Clay Products division during January 2005. We expanded the packed products bagging operations to establish a national production and distribution business. In addition, we completed the disposal of our UK drainage pipe operation.

*Including joint-ventures and associates and pre-exceptional items

18	Operating and financial review Review of operations – UK

Back to Contents

Operating and financial review continued
Review of operations – UK

2003 results compared with 2002
Continuing turnover of £1,178.2m in 2003 was 5.1% above 2002. Continuing operating profit* of £140.2m represented an 8.9% improvement on the prior year. Operating margins increased compared with 2002 from 11.5% to 11.9%.

Aggregates
Continuing turnover of £872.4m was 0.1% above 2002. Continuing operating profit* increased by 6.3% to £98.3m. Despite reduced volumes and the inclusion of £3.7m of reorganisation costs in 2003, operating profit increased. Operating margins increased from 10.6% to 11.3%.

Heritage volume for aggregates declined 3.5% in total compared with 2002. Heritage asphalt volumes ended 1.7% down on 2002. Heritage ready-mixed concrete volumes declined 1.2% compared with 2002, in line with a fall in the total market. Despite volume pressures in all products, selling prices continued to move forward in 2003 with total aggregates prices increasing 2.4%, asphalt 3.3% and ready-mixed concrete 1.2% compared with 2002.

Building Products
Continuing turnover of £305.8m was 22.4% above 2002. Continuing operating profit* increased 15.4% to £41.9m. Operating margins declined from 14.5% in 2002 to 13.7% in 2003 primarily as a result of the expansion of the packed products business.

In 2003 the brick business reported increases in volumes, prices, continuing operating profit* and operating margins compared with 2002. Strong market demand led to a heritage brick volume increase of 3.4% over the prior year. Selling prices in 2003 improved by 5.2%.

The concrete products business also delivered an improved performance compared with 2002. Increased demand and order intake across the concrete flooring and precast product business added to the improved performance.

The packed products business had continued growth in 2003 and demand for bagged aggregate products continued to increase.

Outlook
Economic outlook in the UK appears mixed. The government has announced infrastructure and housing initiatives, but to date these have been slow to materialise due to both planning and funding constraints. Aggregates and ready-mixed concrete demand is expected to remain flat whilst we anticipate minor asphalt volume growth. Brick demand is likely to be flat although we expect our volumes to improve as a result of both stock availability and our recent acquisitions.

Recovery of input cost increases through selling price improvements and delivery of rationalisation benefits in our Aggregates division remain the key priorities for 2005. Capital expenditure on margin enhancing and cost saving activities will continue as will the pursuit of bolt-on acquisitions.

*Including joint-ventures and associates and pre-exceptional items

Operating and financial review	19
Review of operations – UK

Back to Contents

anson

“Increased product demand, margin improvement in key markets and cost control have been the main drivers of our improved performance in 2004.”

Leslie Cadzow
Chief Executive, Hanson Australia & Asia Pacific

Back to Contents

"We achieved record operating profits in Spain, Belgium and the Czech Republic in 2004. Considerable effort was focused on customer service initiatives as well as operational efficiencies."

Justin Read
Managing Director, Hanson Continental Europe

Back to Contents

Operating and financial review continued
Review of operations – Australia & Asia Pacific

2004 results compared with 2003
Improved year-on-year turnover and operating profit has been achieved by all operations within the division, with the exception of Hong Kong and Malaysia. Continuing turnover was £720.7m, up 4.5% on the prior year. Continuing operating profit* increased by 16.1% to £62.0m. Operating margins have increased from 7.7% in 2003 to 8.6%.

Hanson Australia
Continuing turnover was £579.7m, up 11.0% on the prior year. Continuing operating profit* increased by 20.7% to £61.2m. This is after charging £3.3m of re-branding costs to change the name of our Australian business from Pioneer to Hanson. Operating margins have increased from 9.7% in 2003 to 10.6%. The improved performance was due to an increase in demand and improved margins in our key markets. Successful cost control initiatives have also had a positive impact on operating profit.

Heritage volumes for ready-mixed concrete and aggregates have increased 3.8% and 9.1% respectively year-on-year. Price increases of 3%-4% have been achieved in our major product lines. The Australian economy continues to remain robust. Housing demand has softened, but infrastructure, industrial and commercial demand has more than offset this decline.

Building products had a record year driven by strong masonry volumes and price increases in all markets. In addition, the acquisition of Besser Tasmania contributed to the improved year-on-year performance.

Cement Australia suffered from supply chain issues and an unscheduled shutdown at the Railton plant in Tasmania. A number of capital projects are underway which should alleviate the pressure on the supply chain and improve profitability in 2005. Synergy benefits of the joint-venture are being delivered.

Capital expenditure for the year totalled £25.5m, a small decrease on the prior year. Acquisition spend for 2004 was £2.6m and included the acquisition of ready-mixed concrete and aggregates operations in Victoria and South Australia. Also, the January 2005 acquisition of Rescrete in Sydney will expand our building products range to include precast concrete products and flooring.

Hanson Asia Pacific
Continuing turnover was £141.0m, down 15.9% on the prior year. Continuing operating profit* decreased by 70.4% to £0.8m. Operating margins have decreased from 1.6% to 0.6%. We disposed of our operations in Thailand in 2004, which were mainly ready-mixed concrete, and a Singapore asphalt joint-venture facility. This is consistent with our strategy of focusing on core businesses which have strong long-term positions in selected long-term markets.

In Hong Kong, trading conditions have been difficult with weak overall market demand. Ready-mixed concrete volumes are down approximately 30% year-on-year which is having a direct impact on aggregate volumes. Despite price improvements, margins have been affected as a result of the order book being delivered at historically low prices. However, significant progress has been achieved to deliver synergies and improvements in the cost base of our joint-venture, Alliance Construction Materials Ltd.

2004 was a difficult year in Malaysia. The construction industry continued to struggle as a result of restrained public sector spending and the slowdown in a number of major projects. Many of these have been deferred by the government, which has committed to reduce the budget deficit. In Singapore, operations have continued to be under pressure from a slow economic performance and continuing downturn in the construction sector.

2003 results compared with 2002

Hanson Australia
Continuing turnover for 2003 was £522.3m, 18.9% higher than 2002. Continuing operating profit* increased to £50.7m, 95.0% ahead of 2002 and operating margins increased from 5.9% to 9.7%, principally as a result of continued strong demand, selling price increases and positive acquisition contributions. Despite reduced heritage aggregates volumes of 2.3% in 2003, selling price improvements of 15.7% were achieved for the year. National heritage ready mixed concrete volumes and prices increased 2.3% and 10.7% respectively during 2003. Both volume and price improvements in the building products business resulted in a much improved performance in 2003 compared with 2002.

Hanson Asia Pacific
Continuing turnover from Hanson Asia Pacific for 2003 was £167.6m, down 14.7% on the prior year. Continuing operating profit* declined £4.4m to £2.7m. Strong year-on-year improvements from Malaysia were unable to offset the decline in Hong Kong and Singapore. Malaysia benefited from price improvements and continuing cost reduction on volumes that remained flat. Hong Kong and Singapore were both significantly affected by reduced market demand which, in very competitive environments, led to selling price reductions during 2003.

Outlook
The outlook in Australia remains good and our operations should benefit as infrastructure, industrial and commercial activity continue to underpin the softening housing market. Further price increases have been announced for implementation on April 1, 2005. Improved performance from Cement Australia is a 2005 priority. We intend to continue to invest in capital expenditure and bolt-on acquisitions.

The outlook for our Asian operations is more difficult as demand in Hong Kong and Malaysia remains weak.

*Including joint-ventures and associates and pre-exceptional items

22	Operating and financial review Review of operations – Australia & Asia Pacific/Continental Europe

Back to Contents

Operating and financial review continued
Review of operations – Continental Europe

2004 results compared with 2003
Following a restructure in 2004, Hanson’s Continental European division is comprised of operations in Belgium, the Czech Republic, France, Germany, Holland, Israel and Spain. Continuing turnover for the division was £277.8m which was 9.3% below the prior year of £306.4m. Continuing operating profit* of £24.0m was £2.1m above the prior year representing an increase of 9.6% year-on-year. Record operating profits were achieved in Spain, Belgium and the Czech Republic. Operating margins have increased from 7.1% to 8.6%.

Spain has delivered an improved year-on-year operating profit despite reduced product volumes. Aggregates volumes were down principally as a result of delayed infrastructure projects in Madrid. Ready-mixed concrete volumes declined following the disposal or closure of nine plants in late 2003. Margins improved and this, together with cost and efficiency initiatives, contributed to the overall earnings increase.

Our Israel business delivered a positive contribution to earnings despite difficult conditions. Year-on-year earnings were, however, reduced. Considerable time and effort has been focused on customer service initiatives in Israel in an environment where aggregates and asphalt volumes have declined along with ready-mixed concrete margins.

In the Czech Republic and Belgium, continuing strong demand and product selling price increases were the main contributors to the improved performance. Holland also delivered a much improved profit in 2004, though stronger volumes were offset by margin declines as a result of increased competition.

Capital expenditure for the year totalled £6.5m. Cost reduction and efficiency improvements have continued to be delivered.

Outlook
The Spanish economy is anticipated to remain strong during 2005 as is demand in the Czech Republic. Aggregate volumes in Spain will reduce in 2005 following exhaustion of reserves at one of our principal quarries. Replenishment of our reserves position, either through acquisitions or mineral reserve purchases, remains a high priority for 2005. Ready-mixed concrete margins within Continental Europe may also come under some pressure in selected markets.

We plan to focus on acquisitions and the sale of non-core assets in 2005. Efficiency improvements and cost reduction will remain a priority.

2003 results compared with 2002
Continuing turnover for 2003 was £306.4m, up 1.0% on 2002. Continuing operating profit* increased by 22.3% to £21.9m, with operating margins increasing to 7.1% (5.9%). Year-on-year improvements were achieved in all business units. Spain, in particular, enjoyed a strong year with business activity levels remaining high in our key markets of Barcelona and Madrid. Despite extremely difficult trading conditions, Israel delivered year-on-year profit improvement, primarily as a result of continued cost reduction and efficiency improvements. In the Czech Republic, increased profits were due to stronger demand and a favourable contribution from acquisitions.	*Including joint-ventures and associates and pre-exceptional items

Operating and financial review Review of operations – Australia & Asia Pacific/Continental Europe	23

Back to Contents

Operating and financial review continued
Financial review

“We intend to continue to use our strong cash flow to develop our core products and markets with financial discipline.”

Jonathan Nicholls
Finance Director, Hanson PLC

24	Operating and financial review Financial review

Back to Contents

Operating and financial review continued
Financial review

Group profit before tax
The continuing operating profit* for the six divisions after central expenses totalled £398.2m in 2004 (£394.4m, £425.5m). Discontinued operations during 2004 included the disposal of operations in Thailand. Turnover from discontinued operations* was £28.8m (£174.9m, £312.5m), with an operating profit* of £1.3m (loss of £0.9m, profit of £5.6m). Central expenses were £22.2m (£22.5m, £15.3m).

Profit on ordinary activities before exceptional items, interest and similar charges and taxation was £399.5m (£393.5m, £431.1m).

Interest and similar charges
Net interest payable before exceptional items in 2004 was £58.2m (£70.9m, £78.5m), which reflected reduced levels of net debt during the period.

The group manages the amount of debt it carries in its balance sheet by using an interest cover ratio, based on operating profit before exceptional items and goodwill amortisation. As goodwill amortisation is a non-cash item, we believe that adding this figure back assists the reader in assessing the ability of our underlying cash flows to cover our interest expense. Based on 2004 operating profit of £452.1m (£450.4m, £492.4m) before exceptional items of £49.8m (£87.8m, £87.6m) and goodwill amortisation of £52.6m (£56.9m, £61.3m), the current level of our interest cover of approximately eight times compared with our target of five times, underlines the group’s financial strength.

Taxation
The tax rate on pre-exceptional profit was 23.8% (24.7%, 26.3%). The reduction in the tax rate from 2003 to 2004 results primarily from Australia. Under a new tax consolidation regime recently introduced, Australian companies were allowed to book additional capital allowance tax benefits. The decrease from 2002 to 2003 reflects the lower proportion of comparatively higher taxed US profits.

Exceptional items
Operating exceptional items totalled a charge of £49.8m (£87.8m, £87.6m) and are mainly comprised of impairment provisions against the carrying value of assets. Such provisions are required to be booked under UK GAAP where the assets’ recoverable amounts do not support their carrying values.

Non-operating exceptional items totalled a charge of £76.5m (charge of £94.9m, profit of £11.0m), of which £79.7m relates to the increase in the group’s asbestos provision. The disposal of the group’s Thailand operations generated a profit of approximately £8.1m.

The exceptional tax credit in the year was £60.4m.

Total exceptional items after tax amounted to a loss of £63.1m (loss of £60.9m, loss of £71.4m).

Asbestos
Various of the Company’s US subsidiaries are defendants in a number of lawsuits alleging bodily injury due to exposure to asbestos-containing products before 1984. At the end of 2004, outstanding claimants totalled approximately 135,750 (124,200, 81,500). In the USA, claimants can often file claims without illness or product identification. In the absence to date of federal reform, a number of states have introduced reform measures. Despite these state reforms, we continue to believe that the outstanding number of claimants is more likely to rise than fall in the near term.

New claimants were 18,700 for 2004 compared with the 28,900 new claimants received in 2003. The gross cost resolving asbestos claims in 2004 was $59.3m ($43.2m, $37.3m) including legal fees of $27.4m ($21.4m, $16.0m) The net cost of asbestos for the year after insurance was $12.8m ($3.8m, $4.1m). Of the claimants whose cases were resolved during 2004, approximately 80% were dismissed without payment.

The Company’s approach to accounting for the asbestos claims against these US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable. The costs of resolving possible claims are accounted for as contingent liabilities. At present, based on detailed analysis and the assumptions referred to in note 17 of the Notes to the accounts, the provision for those costs which are both probable and reliably estimable equates to approximately eight years of gross cost at current levels. In total, the full year increase in the provision for future asbestos costs was $222m, taking the gross provision to $480m before the impact of discounting, which has reduced the provision by $79m. Offsetting this is approximately $26m of remaining insurance cover. Our assumption at this stage is that most of this remaining insurance will be used over the next four years. We continue to use a combination of litigation and negotiation to maximise this insurance cover. The net cost of resolution is allowable for US tax at a rate of 39%. Going forward, therefore, a gross cost of $60m is equivalent to approximately $36m post-tax, or £20m, compared with our operating cash flow of £559.1m.

Earnings per share
Earnings per share before exceptional items in 2004 were 35.0p (32.7p, 34.9p), up 7.0% on last year.

Dividends
Dividends paid and proposed total 18.15p (16.95p, 15.40p) an increase of 7.1% on 2003. The sustained increase in dividend payout reflects our confidence in the underlying strength of the group and its ability to generate strong cash flows.

*Including joint-ventures and associates and pre-exceptional items

Operating and financial review Financial review	25

Back to Contents

Operating and financial review continued
Financial review

Summary of cash flows £m

	2004	2003	2002

Operating cash flow	559.1	536.5	585.9

Taxation	(18.3)	(18.4)	(19.7)

Interest	(53.2)	(63.9)	(86.9)

Free cash flow	487.6	454.2	479.3

Capital expenditure	(198.6)	(208.2)	(143.2)

Acquisition of businesses	(88.4)	(153.2)	(152.7)

Disposal of businesses	55.2	132.0	41.9

Sale of fixed assets	18.5	24.5	32.5

Dividends	(127.3)	(116.3)	(103.8)

Share buyback	(26.1)	–	–

Exchange and other	126.1	94.7	105.8

Net cash flow	247.0	227.7	259.8

Opening borrowings	(942.2)	(1,169.9)	(1,429.7)

Closing borrowings	(695.2)	(942.2)	(1,169.9)

Cash flow
Operating cash flow for 2004 was £559.1m (£536.5m, £585.9m). As well as enabling us to increase our investment in capital projects and acquisitions we used cash flow to make returns to our shareholders through dividends and an on-market share buyback programme.

Capital expenditure
Capital expenditure for continuing operations in both new and replacement plant and equipment during the year, totalling £196.7m (£205.7m, £135.1m), was incurred. This represented 127.3% of continuing depreciation. Over half of this amount has been spent in North America. Capital expenditure has been financed out of group cash flow and bank facilities. A further £28.5m of capital expenditure had been committed as at December 31, 2004.

The group continues to identify and invest in projects which are intended to reduce operating costs and expand and enhance the performance of our divisions.

Capital expenditure† £m

			Capex % of
	Capex	Depreciation	depreciation

North America	110.8	79.7	139.0

UK	51.5	39.3	131.0

Australia & Asia Pacific	27.9	27.7	100.7

Continental Europe	6.5	7.8	83.3

Total	196.7	154.5	127.3

†Continuing operations only

Acquisitions and disposals
Hanson invested £88.4m in acquiring nine new businesses in 2004. In North America, we purchased Athens Brick, strengthening our presence in Texas and enhancing earnings and we have expanded our UK brick operations with the purchase of Wilnecote in November 2004 and Marshalls Clay Products in January 2005. These acquisitions have extended our product range and should strengthen our customer offering. We intend to maintain our strategy of focusing on bolt-on acquisitions to enhance existing operations in our key markets.

Disposal proceeds have totalled £55.2m for the year and included the sale of our operations in Thailand and several non-core UK operations. We have sought to improve the overall returns for our shareholders by disposing of businesses which were not expected to generate our target returns through the medium-term.

Net debt
At the end of 2004 the group’s net debt of £695.2m (£942.2m, £1,169.9m) was represented by gross debt of £2,089.5m offset by cash and securities of £1,394.3m.

The maturity profile of the group’s cash and debt, excluding undrawn balances on committed bank facilities, is set out in the table below.

Maturing net cash/(debt) £m

	Gross cash	Debt	Net debt	Cumulative net debt

2005	1,394.3	(1,031.2)	363.1	363.1

2006		(1.2)	(1.2)	361.9

2007		(82.2)	(82.2)	279.7

2008		(200.1)	(200.1)	79.6

2009		(0.3)	(0.3)	79.3

2010		(388.1)	(388.1)	(308.8)

2011		–	–	(308.8)

2012		–	–	(308.8)

2013		(386.4)	(386.4)	(695.2)

2014		–	–	(695.2)

Total	1,394.3	(2,089.5)	(695.2)

In line with the group’s financial risk policies, the amount of net debt and foreign exchange contracts denominated in US dollars was increased during the year to £834.7m, representing 120% (102%) of net debt. The table below shows the effect on US dollar denominated profits and net debt of a 10% fall in the US dollar.

In US dollars only	Total for 2004 £m	10% fall £m

Operating profit*	187.2	(17.0)

Net debt and foreign exchange	(834.7)	75.9

*Including joint-ventures and associates and pre-exceptional items

For further details see note 30 on page 81 of the Notes to the accounts.

26	Operating and financial review Financial review

Back to Contents

Operating and financial review continued
Financial review

Hanson share price 2004 pence

Capital structure and share buyback programme
The group continually reviews its level of debt and equity taking into account cash flow and the outlook for capital expenditure and acquisitions. Following a four year period of debt reduction, Hanson commenced an on-market share buyback programme during October 2004. As at December 31, 2004 £26m had been spent buying back 6,350,000 shares which are held as treasury shares. There are now 730,618,849 ordinary shares in issue excluding those held in treasury. The share buyback programme is a rolling return of capital which we believe is in excess of our medium-term requirements.

Balance sheet and provisions
Shareholders’ funds were £2,725.1m (£2,729.3m) at December 31, 2004. The transfer to reserves from the profit and loss account after the deduction of amounts for dividends paid and proposed was £57.4m. The effect of currency movements decreased shareholders’ funds by £39.1m. Provisions totalled £584.5m (£590.2m) (excluding Koppers’ liabilities) at December 31, 2004. The utilisation against these provisions in 2004 was £63.6m (£72.7m). £87.6m (£33.0m) was charged against provisions in 2004. The potential exposure of the group’s US subsidiaries to asbestos claims in excess of those provided for is discussed in note 27 of the Notes to the accounts.

Off balance sheet arrangements
The group’s off balance sheet arrangements consist of the following, as referred to in the Notes to the accounts:

–	operating leases (notes 3 and 28)
–	commitments to capital expenditure (note 11)
–	guarantees, letters of credit and surety bonds (note 27)
–	derivative contracts as accounted for in accordance with UK GAAP (note 30)
–	pensions (note 29)

Other than as disclosed, there are no off balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

Capital and financial obligations
The table below sets out Hanson’s capital and financial obligations due by period. Due to the nature of the group’s trading activities there are no significant purchase obligations.

Payments due by period £m

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Capital and financial obligations at December 31, 2004
Short-term debt (note 16)†	1,031.2	1,031.2	–	–	–

Long-term debt (note 16)†	1,058.3	–	83.4	200.4	774.5

Operating leases (note 28)†	218.9	24.3	36.9	25.1	132.6

Pension commitments (note 29)†	42.0	8.4	16.8	16.8	–

Capital expenditure contracted (note 11)†	28.5	28.5	–	–	–

Total	2,378.9	1,092.4	137.1	242.3	907.1

†Notes to the accounts

Risk management
The group Risk Committee, which includes all of the Executive Directors of the Company, is responsible, under delegated authority from the Board, for reviewing the group risk position and ensuring appropriate risk mitigation is in place. In carrying out this role, the Risk Committee reviews audit reports, risk assessment returns, including those for Turnbull, as well as regular management reports.

Operating and financial review Financial review	27

Back to Contents

Operating and financial review continued
Financial review

Funding, liquidity and treasury management
The group’s financial risk policy identifies risks and sets out a control framework for managing exposures. This policy is approved by the Board and covers interest rate, foreign exchange and credit risks. It also sets out policies for funding and liquidity management. The Risk Committee has delegated authority from the Board to monitor and review these issues, approve the adoption of new instruments in accordance with group policy and approve any changes to policy implementation. Operating within the strict controls of these policies, the Treasury department manages these financial risks, ensuring in particular that sufficient funding and liquidity is available to meet the needs of the group.

In addition to the high level of free cash flow of the group, Hanson operates a prudent approach to liquidity management using a mixture of long-term debt together with short-term cash and investments.

The group’s core funding is provided by three US bond issues each of $750m, maturing in September 2005, September 2010 and March 2013. The group also has substantial committed bank facilities which total £970.8m, the principal component of which is a £519.2m facility which expires in March 2006. During the year we entered into a new $475m five year committed bank facility and three facilities denominated in Australian dollars totalling A$500m. The Australian dollar facilities have terms of between one and three years. At the balance sheet date, £244.0m of committed bank facilities was utilised by way of letters of credit and cash drawings. The level of unused facilities, together with other resources available to the group, is such that we believe that the group has sufficient funding to satisfy its working capital requirements in the near to medium-term.

Committed bank facilities £m

	Expiring	Remaining

2004	–	970.8

2005	122.5	848.3

2006	519.2	329.1

2007	81.7	247.4

2008	–	247.4

2009	247.4	–

Group credit facilities contain a financial covenant broadly consistent with, but less restrictive than, the group’s interest cover target. The group does not, therefore, anticipate that this covenant will restrict funding or investment strategies in the foreseeable future.

Credit risk
The Board’s policy is that credit risk for financial transactions should be restricted to counterparties with a minimum A-/A3 credit rating for long-term transactions and F2/P2/A2 for short-term transactions. In addition, there are individual counterparty and country limits for cash and short-term investments.

The credit ratings of the group, which are a key determinant of the terms on which the group can issue debt, were unchanged during the year as shown below:

	Short term	Remaining

Fitch	F2	BBB+

Moody’s	P2	Baa1

Standard & Poor’s	A2	BBB+

Interest rate risk
The group’s policy for interest rate risk is designed to limit the group’s exposure to fluctuating interest rates. This is achieved by limiting the level of floating interest rate exposure to a maximum determined by both the level of debt and the level of operating profit (pre-exceptional items and goodwill amortisation) of the group at any point in time. This approach, which is consistent with our target for leverage, will mean, other things being equal, that for any given level of debt, a higher level of operating profit (pre-exceptional items and goodwill amortisation) will result in a higher limit on the level of floating rate debt in the group (and vice versa). Consistent with this policy, at December 31, 2004 the group held 77% of net debt at fixed rates, 10% higher than in 2003. For further details see note 30 of the Notes to the accounts.

Foreign exchange risk
Due to the nature of the group’s products, which are generally uneconomic to transport long distances, there are few foreign exchange transaction exposures in the course of the group’s day-to-day business. The group does, however, have the majority (70%) of its net assets in overseas locations, all denominated in foreign currencies, principally US dollars (48%). As a consequence, changes in exchange rates affect both reported profit and asset values. The exposure of asset values to foreign exchange rates is controlled to an extent by matching a proportion of currency assets with currency liabilities using both debt and foreign exchange contracts. This means that falling overseas exchange rates will give rise to both falling asset values and lower levels of net debt in sterling terms. The interest cost of currency liabilities also provides a partial hedge for foreign currency income.

28	Operating and financial review Financial review

Back to Contents

Operating and financial review continued
Financial review

Critical accounting policies
The following section explains where, in these financial statements, we have exercised judgement in applying the group’s key accounting policies and critical estimates in areas which are by their nature inherently uncertain. Although we have used all of the information currently available to us in making such critical estimates, changes to our assumptions in these areas could materially affect the financial results and position shown in this document. Hanson’s significant accounting policies in accordance with UK GAAP are set out on pages 51 to 53 of the Annual Report and Form 20-F. Where estimates have been used, it is possible that over time the actual results upon which the judgement was based could differ from those estimates.

The group considers the following are the critical policies where assumptions and judgements could have a significant impact on the consolidated financial statements.

Legal and other disputes
Various of the group’s subsidiaries are subject to a number of legal disputes, the most significant being asbestos claims against a number of its US subsidiaries. Provisions for anticipated settlement costs and associated expenses arising from legal and other disputes are made where a reliable estimate can be made of the probable outcome of the dispute. Where it is not possible to make such an estimate, no provision is made. Our approach to providing for asbestos is explained in note 17 of the Notes to the accounts.

Environmental obligations
Various of the group’s subsidiaries are also subject to environmental obligations for clean up and remediation costs, pursuant to environmental laws and regulations. Provisions are made for environmental obligations and related costs which are probable and reliably estimable and where a legal or contractual obligation to remedy known exposures exists. The ultimate requirement for such actions, and their costs is inherently difficult to estimate and is based on current information on costs and expected plans for remediation. Actual costs can differ from estimates over time because of changes in existing laws and regulations, public expectations, new sites arising and unknown conditions being encountered.

Impairment
The group has adopted FRS 11 “Impairment of fixed assets and goodwill” under UK GAAP and SFAS 121 “Accounting for the impairment of long lived assets and for long lived assets to be disposed of” together with SFAS 142 “Goodwill and other intangible assets” under US GAAP.

Under UK GAAP, the group compares the carrying value of goodwill and tangible assets, with the higher of their net realisable value and value in use (explained below), to determine whether impairment exists.

Under US GAAP, the group assesses the fair value and recoverability of goodwill by comparing the implied fair value of goodwill with the actual goodwill attributable to a reporting unit.

Value in use is calculated by discounting the cash flows expected to be generated by the asset/group of assets, being tested for evidence of impairment. The use of different estimates, assumptions and judgements, in particular those involved in (a) determining a value based on our current expectations of future industry conditions and the associated cash flows from the group’s operations, but also those involving our future intentions for assets which are currently non-operational, (b) our determination of the level at which groups of assets can be reasonably tested for impairment separately from other parts of the business and (c) our treatment of centrally held assets, could each result in materially different carrying values of assets and assessments of impairment.

Pensions and other post-retirement benefits
Under UK GAAP, the group currently applies SSAP 24 “Accounting for pension costs” in its consolidated financial statements. In the Notes to the accounts the group has also included additional disclosures showing, inter alia, the effect that the proposed accounting standard FRS 17 “Retirement Benefits” would have had on the Company, had it been adopted. Under US GAAP, the Company applies SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”.

These accounting standards require the group to make assumptions including, but not limited to, future asset returns, rates of inflation, discount rates and health care costs. The use of different assumptions, in any of the above calculations, could have a material effect on the relative accounting values of the relevant assets and liabilities which could result in a material change to the cost of such liabilities as recognised in the profit and loss account over time. These assumptions are subject to periodic review. See note 29 of the Notes to the accounts for additional information regarding the group’s pension and other post-retirement benefits.

International Financial Reporting Standards
The results presented in this document are prepared in accordance with UK GAAP and Companies Act requirements. This is the last year that the group’s results will be prepared in accordance with UK GAAP. Next year, and thereafter, the group’s results will be prepared in accordance with International Financial Reporting Standards (IFRS). The 2004 results presented in these financial statements will be restated in accordance with IFRS in June 2005 and will form the basis of the comparatives included in the group’s 2005 financial statements.

Operating and financial review Financial review	29

Back to Contents

Aggregates and building products are a central
part of our lives, providing the basis for housing,
employment, transportation and leisure.

We are committed to improving our environmental,
health and safety in the workplace and
community programmes.

We are also committed to ensuring we recognise
and manage the impact of our operations on the
communities in which we operate and on the
environment.

We believe our approach will make a positive
contribution to Hanson’s economic performance
in the future.

Back to Contents

Corporate responsibility continued

Corporate responsibility
We recognise the need to act in a responsible manner and to demonstrate our corporate responsibility in many ways: the way in which we trade, develop new products and manage and restore our sites and in the way we treat and respect our employees, neighbours and customers. Corporate responsibility is integral to good business management.

More detailed information on our corporate policies and practices are available within the corporate responsibility publications produced in 2003: an overview for the group and reports for our two largest markets, North America and the UK. Updated information has been posted on our website. In future, our website will be the principal vehicle for corporate responsibility reporting.

Health and safety
We continue to consider health and safety to be one of our highest priorities and a fundamental element of being a successful business. We are committed to achieving the highest reasonably practicable standards of health, safety and welfare for our employees, contractors, customers and visitors. Hanson companies around the world actively engage with government agencies, trade associations and other similar bodies to promote the benefits of a safe and healthy working environment and develop best practice.

Our divisional Chief Executives/Managing Directors are responsible for establishing formal policies, for ensuring that arrangements are made for the fulfilment of those policies and for monitoring their implementation and effectiveness. They are supported by a network of safety professionals, who share information and best practice to ensure that lessons learnt from accident investigations are applied across the group. We collect data, which is reported quarterly to the Board, on the number, type and frequency of accidents and of the amount of time which is lost as a result of workplace accidents. We analyse this information to help us to identify where we need to focus particular attention and to assess the effectiveness of our initiatives.

To prevent injuries and other incidents from occurring we:
–	train our employees to work safely and to eliminate the causes of unsafe behaviour
–	seek to provide safe systems of work and encourage a safe production culture
–	continually strive for improved safety performance
–	look to adopt best practice and to commit to industry improvement initiatives and targets

In 2004 we saw continued improvement in our overall safety statistics for the fifth consecutive year. Regrettably this record was marred by an employee work related fatality. The Report of the Directors on page 34 of the Annual Report and Form 20-F has further information on Hanson’s safety performance for 2004.

The environment
Hanson understands that its reputation for managing environmental issues carefully and limiting the impact of our activities on the environment is a valuable asset. As such, it is an integral part of our business strategy. We seek continued improvement in environmental performance and endeavour to make a positive contribution to society through our products and our land management and marine programmes. Significant environmental issues – legislative, risk, performance, product development and opportunities – are reported quarterly to the Board.

Our environmental policy provides the framework for setting and reviewing environmental objectives and targets. It is applied as the minimum standard across our business. Where businesses identify a need for additional, more stretching requirements, they are encouraged to build upon this policy.

Community relations
Hanson operates internationally but is focused locally. Our products, because of a high weight to value ratio, do not travel far, so our businesses are closely connected with the communities in which they are located. Many of our sites are in rural areas where, often as the largest commercial enterprise within the area, we contribute to the local economy, through the goods and services we purchase and the people we employ.

Local management teams have overall responsibility for engagement with the communities in which we are located. This ensures that we respond appropriately to the differing needs and interests of communities.

We closely identify with our neighbourhoods and our staff often initiate regular meetings with local people. These meetings provide a forum for discussing and resolving any issues and concerns at an early stage.

We encourage organised school groups to visit our sites and also hold open days for members of the community, including the families of our employees.

Charitable donations and sponsorship
We get involved in fundraising and sponsorship and make donations and gifts in kind to the communities in which we operate. Our products are such an essential part of our modern lives that we are often asked to support charities by donating materials for a wide variety of projects. We have a general policy of supporting community projects in this way, particularly close to our operations.

Along with many people around the world, we were shocked and dismayed by the Asian tsunami on December 26, 2004. In addition to employee-organised fundraising events and individual donations made by Hanson employees throughout the world, Hanson donated £50,000 to help support those affected by the catastrophe.

Corporate responsibility	31

Board of Directors M

1. Christopher Collins, Chairman (65) #
Joined Hanson PLC in 1989 and was appointed to the Board of Hanson in 1991 as Director responsible for corporate development. Appointed Vice-Chairman in 1995 and Chairman in 1998. He is Chairman of Hanson’s Nominations Committee. He will stand down as Chairman and from the Board of Hanson after the 2005 AGM. He is also the Non-executive Chairman of Forth Ports PLC and a Non-executive Director of Old Mutual plc, The Go-Ahead Group plc and Alfred McAlpine PLC.

2. Alan Murray, Chief Executive (51) #
Joined Hanson PLC in 1988. He held various senior divisional financial roles and became Assistant Finance Director in 1995 and Finance Director in 1997. He was appointed Chief Executive of Hanson Building Materials America in June 1998 and Chief Executive of Hanson in April 2002. He serves on the Board of the National Stone, Sand and Gravel Association in the USA.

3. Jonathan Nicholls, Finance Director (47) ‡
Joined Hanson PLC in 1996 as Group Treasurer. He was appointed to the position of Finance Director of Hanson in June 1998. He previously worked for Abbey National plc where he held several treasury and financial roles from 1985-96. He is a Non-executive Director of Man Group plc.

4. Graham Dransfield, Legal Director (53) ‡
Joined Hanson PLC as a Solicitor in 1982 from Slaughter and May where he qualified in 1976. He became Company Secretary in 1986 and, after serving as Senior Solicitor from 1987, was appointed to the Board of Hanson in 1992.

5. Simon Keswick, Senior Non-executive Director (62) #
Non-executive Director since 1991 and Senior Independent Director. He is a Director of Jardine Matheson Holdings Ltd, Matheson & Co Ltd, Jardine Lloyd Thompson Group plc, Jardine Motors Group plc and The Fleming Mercantile Investment Trust plc. He is the Chairman of Dairy Farm International, Hong Kong Land and Mandarin Oriental.

6. The Rt Hon. Lord Baker of Dorking CH, Non-executive Director (70)†#
Non-executive Director since 1992 and Chairman of the Remuneration Committee. Formerly Secretary of State for the Environment 1985-86, Secretary of State for Education and Science 1986-89, Chairman of the Conservative Party 1989-90 and Home Secretary 1990-92. He is currently Chairman of Business Serve Plc, Monstermob Group plc and Teather & Greenwood Plc, and a Non-executive Director of Stanley Leisure plc as well as being President of The Royal London Society for the Blind.

7. W Frank Blount, Non-executive Director (66)† #
Non-executive Director since 2000 and previously a Non-executive Director of Pioneer International Ltd. He is currently Chairman and Chief Executive of JI Ventures, Inc. and TTS Management Corporation and a Non-executive Director of Caterpillar, Inc., Entergy Corporation, Adtran, Inc. and Alcatel, Inc. He has also served as Chief Executive and a Director of Telstra Corporation, Ltd from 1992-99 and as Chief Executive Officer and Chairman of Cypress Communications, Inc. from 2000-2002. He was Group President of AT&T Corp. from 1988-91.

8. Sam Laidlaw, Non-executive Director (49) # *
Non-executive Director since 2003. Currently Executive Vice President of ChevronTexaco Corporation. He is also a member of the United Kingdom Council of INSEAD and a trustee of the medical charity RAFT. He previously served as President and Chief Operating Officer of Amerada Hess Corp. and Chief Executive Officer of Enterprise Oil plc.

9. Jim Leng, Non-executive Director (59) ‡ # *
Non-executive Director since June 2004. Currently Chairman of Corus PLC, he is also a Non-executive Director of Pilkington plc, IMI plc and Alstom SA. From 1995-2001 he was Chief Executive of Laporte plc and before that Chief Executive of Low & Bonar plc.

10.The Baroness Noakes DBE, Non-executive Director (55) ‡ † #*
Non-executive Director since 2001 and Chairman of the Audit Committee. Formerly a Partner in accountants KPMG, she is a Non-executive Director of Imperial Chemical Industries plc, the Senior Independent Director of Carpetright Plc and a Trustee of the Reuters Founders Share Company. She was formerly the Senior Non-executive Director of the Court of the Bank of England. She is a Fellow of the Institute of Chartered Accountants in England and Wales and was President of that institute in 1999-2000. She is a Director of the English National Opera.

11. Mike Welton, Non-executive Director (58) ‡#
Non-executive Director since January 2005. He will succeed Christopher Collins as Chairman of Hanson after the 2005 AGM. From 1995 to December 2004 he was Chief Executive of Balfour Beatty plc, which he joined in 1978. He is a chartered civil engineer, a Fellow of the Royal Academy of Engineering and a Fellow of the Institution of Civil Engineers. He is a past UK Chairman of the Turkish/British Business Council and was appointed Chairman of the UK Government’s Railway Sector Advisory Group in August 2001.

Paul Tunnacliffe FCIS Company Secretary (42)
†Remuneration Committee member *Audit Committee member #Nominations Committee member ‡Proposed for election/re-election at the AGM

32	Board of Directors

Back to Contents

Report of the Directors

The Directors submit their report together with the consolidated accounts of Hanson and its subsidiary undertakings for the year ended December 31, 2004.

Incorporation and name
The Company (“New Hanson”) was incorporated in England and Wales (No. 4626078) on December 31, 2002 as Broadcast Sales Limited, changed its name to Hanson Building Materials Limited on June 4, 2003, re-registered as a public limited company, Hanson Building Materials PLC, on July 10, 2003 and changed its name to Hanson PLC on October 14, 2003. The Company, formerly known as Hanson PLC (“Old Hanson”), re-registered as a private limited company and changed its name to Hanson Building Materials Limited on October 14, 2003.

Following shareholder approval on September 19, 2003 and Court sanction on October 13, 2003 and October 20, 2003, a scheme of arrangement (the “Scheme”) and share capital reduction were implemented whereby shareholders in Old Hanson received, in substitution for each ordinary share of £2, one ordinary share of 10p in New Hanson. The Scheme became effective on October 14, 2003 and the reduction in nominal value of the new ordinary shares to 10p each became effective on October 21, 2003.

The Scheme and the reduction in nominal value were implemented in order to increase the distributable reserves available to the Company.

Results and dividends
The profit after exceptional items and taxation for the year was £193.6m. An interim dividend of 5.35p per ordinary share was paid on September 17, 2004. The Directors recommend a final dividend of 12.80p per ordinary share which will, if approved at the AGM, be paid on April 29, 2005, to ordinary shareholders on the register at close of business (London time) on April 8, 2005. After providing for cash dividends of £136.2m, the retained profit transferred to reserves was £57.4m (note 20 of the Notes to the accounts). A financial review of 2004 and prospects for the year 2005 are included within the Chairman and Chief Executive’s overview and the Operating and financial review.

Activities
Hanson is a focused heavy building materials company with operations in North America, the UK, Australia, Asia Pacific and Continental Europe. Note 1 of the Notes to the accounts gives an analysis of operating profit including joint-ventures and associated undertakings, turnover and capital employed by activity and by geographical location.

Acquisitions and disposals
During the year Hanson acquired businesses at a total cost of £88.4m. Net proceeds from the disposal of subsidiaries and investments during the year totalled £73.4m. Further information is contained in note 21 of the Notes to the accounts.

Fixed assets
Details of movements in Hanson’s fixed assets are shown in note 11 of the Notes to the accounts.

Subsequent events
Material post balance sheet events are described in note 32 of the Notes to the accounts.

Research and development
The development and improvement of new and existing products is an essential continuing process in our companies. Expenditure is written off in the year in which it is incurred.

Share capital
Details of changes in share capital during the year and the number of ordinary shares reserved for issue at December 31, 2004 are shown in note 19 of the Notes to the accounts. Details of shares purchased by the Company are shown in note 20 of the Notes to the accounts.

Substantial shareholdings
Details of substantial interests (3% or more) in Hanson’s share capital, as notified to Hanson, are shown in the Investor information section.

Annual General Meeting
The AGM will be held at 11.00am on April 20, 2005, at the Royal Aeronautical Society, 4 Hamilton Place, London W1J 7BQ. Shareholders being sent this document will also be sent a separate notice of the AGM incorporating explanatory notes of the resolutions to be proposed at the meeting.

Shareholder communications
Hanson values its dialogue with both institutional and private investors. Based on publicly available information, constructive two-way communication with fund managers, institutional investors and analysts is promoted and encouraged. The views of major shareholders are reported to the Board, with independent surveys undertaken by the Company’s brokers on specific issues of relevance to the Company. Arrangements are also in place for the Senior Independent Director and other Non-executive Directors to meet with major shareholders, if they so request. Additional forms of communication include the interim and annual results presentations and the AGM – see details of meeting above – where shareholders are invited to participate.

The Hanson website at www.hanson.biz provides access to information on the Company and its businesses. Further details of the website can be found in the Investor information section. It is not intended for the website address to be an active link or to otherwise incorporate the contents of the website into this document.

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

Directors
The present Directors of Hanson are:

C D Collins, Chairman

A J Murray, Chief Executive

The Rt Hon. Lord Baker of Dorking CH*

W F Blount*

G Dransfield

S L Keswick*

W S H Laidlaw*

J W Leng*

J C Nicholls

The Baroness Noakes DBE*

M W Welton*

*Independent Non-executive Director

J W Leng and M W Welton were appointed to the Board on June 1, 2004 and January 4, 2005 respectively.

G Dransfield, J C Nicholls and The Baroness Noakes will retire by rotation and, being eligible, offer themselves for re-election at the forthcoming AGM. J W Leng and M W Welton, having been appointed since the last AGM, will seek election to the Board.

C D Collins, S L Keswick and Lord Baker will retire immediately after the AGM and not seek re-election. M W Welton will succeed C D Collins as Chairman.

Brief biographical details of the Directors are given on page 32 and accompany the notice of the AGM.

Report of the Directors	33

Back to Contents

Report of the Directors continued

Directors’ interests
The interests of the Directors, in office at December 31, 2004, in the ordinary shares of Hanson appear in the Remuneration report on pages 38 to 43.

In addition to providing indemnification pursuant to Hanson’s Articles of Association or the articles of association, charter or by-laws of Hanson’s subsidiaries, Hanson maintains directors’ and officers’ liability insurance for Directors and officers of Hanson and its subsidiaries. Except for such indemnification and insurance and except for the respective terms of service of such Directors and officers, no Director or officer of Hanson or any of their respective relatives or spouses either had an interest in any contract or transaction which was material to Hanson or such related party or unusual in its nature or conditions or had any outstanding indebtedness of a material nature owing to Hanson at any time during the last three years.

Employees and employment policies
The success of the business ultimately rests upon the people working for it. The better the understanding among employees of their part in achieving the objectives of the business the greater the opportunity for success.

Group policies are framed for adaptation to local legislation by the divisions. In addition to matters of compliance, the policies centre around business improvement and creating an environment where employees can reach their full potential. This includes employment practices relating to disabled persons.

Wide ranging employment policies are in place throughout the group, covering areas such as role and goal clarity, performance management, employee development, succession planning, recruitment, health and safety and equal opportunity in employment.

Employment communication and involvement through a range of media and meetings allows employees to have a better understanding of the business performance, as well as important information on operational news, health and safety, the environment, employee news and community activities. Two-way communication is encouraged and employees are able to make valuable contributions to improvement in business processes.

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

Hanson uses the following indicators to provide a consistent measure of its performance. According to best international practice the measures are per 200,000 hours worked:

–	Lost time incidence rate: this is the frequency rate of injuries resulting in an employee being absent for one or more shifts.
–	Lost day incidence rate: this is the frequency rate for days lost as a result of accidents.

The overall safety statistics for the group showed continued improvement in 2004. Although the number of lost work days (shifts) per lost time incident remained at the same level as 2003, the incidence of lost time injuries was reduced by 20%.

However, during 2004, there was one employee work related fatality. Although this is the lowest recorded annual number of fatalities since consolidated safety records were maintained in 2000, the only acceptable number is zero.

Further information on Hanson’s policies and procedures can be found on page 31 and within the Company’s separate corporate responsibility publications and updates accessible on the Company’s website.

The environment
The progress of Hanson’s environmental performance is tracked and reported quarterly to the Board. P D Tunnacliffe, the Company Secretary, is responsible to the Board for environmental matters.

Further information on the Company’s approach to environmental matters can be found on page 31 and within the Company’s separate corporate responsibility publications and updates accessible on the Company’s website.

Charitable and political donations
During the year, the group made worldwide charitable donations of £321,000 (2003 – £484,000), including £183,000 (2003 – £152,000) in the UK. As in the previous year, no political donations were made.

Policy on payment of suppliers
The holding company, Hanson PLC, has no trade creditors. The policy of Hanson companies is to agree payment terms with their suppliers and abide by those terms, subject to satisfactory performance by the supplier.

Auditors
Ernst & Young LLP are the independent auditors of Hanson and, having expressed their willingness to continue in office, a resolution proposing their re-appointment will be submitted at the AGM. The Auditors’ reports on the accounts are on page 46.

Corporate governance
The Directors are committed to high standards of corporate governance, recognising that Hanson’s good reputation is one of the Company’s most valuable assets. To maintain this reputation Hanson’s subsidiaries will strive to act in accordance with the laws and customs of each country in which they operate; adopt proper standards of business practice and procedure; operate with integrity; and observe and respect the culture of each country in which they operate. Within adopted business principles, divisional codes of conduct and supporting policies are in place. A code of ethics for the purposes of the Sarbanes-Oxley Act of 2002 (US) (SOX), which applies to Hanson as a company listed on the NYSE, covering Hanson’s Chief Executive, Finance Director, Legal Director, Divisional Chief Executives and other identifiable persons in the group, including those performing senior accounting and controller functions, is in place. This code is available on request from the Company Secretary or on Hanson’s website.

The Board is accountable to shareholders for good business governance. The way in which Hanson applies the principles set out in the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the “Code”) is described within this Report of the Directors and in the Remuneration report. Hanson has been in full compliance with this Code throughout the year under review, save where otherwise identified.

As well as being subject to UK legislation and practice Hanson, as a company listed on the NYSE, is subject to the listing requirements of the NYSE and the rules of the SEC. Compliance with the provisions of SOX, as it applies to foreign issuers, is continually monitored. Whilst the Directors believe that the group’s corporate governance policies are robust, changes have been and will continue to be made to ensure compliance with the rules that are in place at any point in time. Hanson follows UK corporate governance practice, which does not differ significantly from the NYSE corporate governance standards, except that the Nominations Committee is required to be comprised of a majority, rather than entirely, of independent directors and there is no requirement in the UK for a comprehensive code of business conduct and ethics.

34	Report of the Directors

Back to Contents

Report of the Directors continued

The Board of Directors
The Board currently comprises the Chairman, the Chief Executive, two other Executive Directors and seven Non-executive Directors. There is a clear separation of the roles of the Chairman and Chief Executive. As Chairman, C D Collins has the responsibility for the running of the Board and for ensuring that all Directors are fully informed of matters relevant to their roles. As Chief Executive, A J Murray has responsibility for implementing the strategy agreed by the Board and for managing the group.

During the year, there was no change in the Chairman’s other commitments. He remains a Non-executive Director of four other public companies as described on page 32, including the role of Non-executive Chairman of Forth Ports PLC.

All of the Non-executive Directors are, in the opinion of the Board, considered to be independent of management and free from any business or other relationships which affect their ability to exercise independent judgement. In the case of S L Keswick and The Rt Hon. Lord Baker of Dorking, the Board considers their effective appointment date as February 24, 1997, being the date of the final demerger which resulted in the current business focused on heavy building materials. S L Keswick is the Senior Independent Director.

The Board considers that the current Non-executive Directors bring a wide range of business and financial experience required for the successful direction of Hanson as an international force in the heavy building materials industry and provide a solid foundation for good corporate governance, ensuring that no individual or group dominates the Board’s decision making. Through the Nominations Committee, the Board ensures that plans are in place for the succession of Executive and Non-executive Directors.

There were six Board and strategy meetings held during the year and the attendance records of individual Directors is set out below:

Attendance

C D Collins	6

A J Murray	6

G Dransfield	6

J C Nicholls	6

The Rt Hon. Lord Baker of Dorking	6

W F Blount	6

S L Keswick	4

W S H Laidlaw	4

J W Leng (appointed June 1, 2004)	4

The Baroness Noakes	6

The Board manages overall control of the Company’s affairs with reference to the schedule of matters reserved for its authorisation and approval, review and responsibility. Matters reserved for authorisation and approval include long-term strategy, financial statements and significant changes in accounting policy, dividend recommendations, treasury activities, major acquisitions and disposals, major capital projects or expenditure, appointment of Directors, risk management policies and major changes in the group’s pension arrangements. Matters for which the Board has responsibility include compliance with the group’s environmental and health and safety policies and, as set out below, the group’s system of internal control. Matters which the Board reviews include quarterly results, the group’s management resource planning, charitable donations and the effectiveness of the group’s system of internal control, as set out below.

All Directors are equally accountable for the proper stewardship of the Company’s affairs. The Non-executive Directors have a particular responsibility for ensuring that the business strategies proposed are fully discussed and critically reviewed. This enables the Directors to act in the best long-term interest of shareholders, whilst taking account of the interests of employees, customers, suppliers and the communities in which the businesses operate. The Non-executive Directors also oversee the operational performance of the whole group. To do this they have full and timely access to all relevant information, with updates also provided on governance and regulatory matters affecting the Company. In addition, senior executives below Board level are invited, as appropriate, to Board and strategy meetings to make presentations on their areas of responsibility.

As part of the initial induction process for those Non-executive Directors newly appointed, documents describing the Company and its activities are provided. Site visits are arranged, with all Directors provided with the opportunity and encouragement for training to ensure they are kept up to date on relevant new legislation and best practice and changing commercial and other risks. In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary who is responsible for advising the Board, through the Chairman, on all governance matters.

During the year, an evaluation of the Board’s effectiveness, including the effectiveness of committees of the Board, was undertaken by the Chairman by way of a written questionnaire to, and individual meetings with, all Directors. The responses were subject to review by the Board and identified improvements will be introduced in 2005, during which year a further evaluation process will be undertaken.

As part of the evaluation process, the Chairman considered the performance, including time commitments, of each individual Non-executive Director and concluded that the performance of each continues to be effective.

Also during the year and in the absence of the Chairman, the Non-executive Directors, led by S L Keswick, met to consider the performance of the Chairman. It was concluded that the performance of the Chairman was effective. Similarly, during the year, the Chairman met with the Non-executive Directors to consider the performance of the Chief Executive in the discharge of his duties. Again, it was concluded that the performance of the Chief Executive continues to be effective.

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

Nominations Committee
The Nominations Committee consists of C D Collins as Chairman, A J Murray and all the independent Non-executive Directors. The Committee’s terms of reference include the review of the structure, size and composition of the Board, with recommendations to the Board on any changes, and planning for the orderly succession of Executive and Non-executive Directors. S L Keswick chaired meetings when the appointment of a successor to C D Collins was being reviewed.

During this year, on behalf of the Committee, S L Keswick led an extensive process to identify a successor to C D Collins which resulted in a recommendation to the Board that M W Welton succeed C D Collins as Chairman of the Company. On behalf of the Board, the Committee also undertook searches for the appointment of new Non-executive Directors.

Report of the Directors	35

Back to Contents

Report of the Directors continued

In conducting these searches, the Committee appointed an external search consultancy and met with candidates prior to making a recommendation to the Board, which resulted in the appointments of J W Leng and M W Welton as Non-executive Directors of the Company on June 1, 2004 and January 4, 2005, respectively. A candidate profile for the searches was agreed. It is anticipated that, for the appointment of further Non-executive Directors, a similar procedure will be adopted.

During the year the Committee met twice formally in full, other than on one occasion when J W Leng and W S H Laidlaw were unable to attend, and on a number of other occasions, principally in the search for new Non-executive Directors and in relation to the succession of the Chairman.

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

Audit Committee
The Audit Committee comprises three independent Non-executive Directors; The Baroness Noakes (Chairman), W S H Laidlaw and J W Leng. C D Collins was a member of the Audit Committee but ceased to act as a member of the Committee on the appointment of J W Leng. For the period up to C D Collins ceasing to act as a member of the Committee, Hanson was not in compliance with the Combined Code in respect of all members being independent Non-executive Directors.

The Chairman, Finance Director, Head of Internal Audit and the external auditors attend meetings of the Committee by invitation.

The Committee’s duties include recommendations on the appointment of, and an assessment of the independence and objectivity of, the auditors; pre-approval of audit, review and attest services and permitted non-audit services; ensuring the objectivity and independence of the auditors is maintained; review of the internal audit programme; the establishment of whistleblowing procedures; review of the effectiveness of systems for internal financial control, financial reporting and risk management; the review and monitoring of the Company’s accounting policies, financial and other reporting procedures; and the review of the Company’s statement on internal control prior to endorsement by the Board.

The Committee meets at least four times a year. During the year the Committee met five times, which all of the then current Committee members attended, other than on one occasion when W S H Laidlaw was unable to attend.

The Baroness Noakes is identified as the Audit Committee financial expert for the purposes of SOX.

The Committee discharges its responsibilities through a series of Committee meetings throughout the year at which detailed reports are presented for review. The Committee commissions reports either from the external auditors, the Head of Internal Audit or Company management, after consideration of the Company’s major risks or in response to developing issues. The Committee meets privately with the external auditors and the Head of Internal Audit as appropriate and liaises with Company management in considering areas for review by the Committee.

During the year, the Committee’s meetings considered or addressed, as appropriate, the following principal matters: the interim and full year financial results prior to consideration by the Board; the scope and cost of the external audit; any non-audit work carried out by the auditors, confirming it was in line with the Committee’s policy for the provision of audit and non-audit services by the auditors to ensure the safeguarding of audit independence and objectivity; the annual internal audit plan and its resourcing; the auditors’ interim and full year reports, including the auditors’ own report on their independence and objectivity; an evaluation of the effectiveness of the auditors and consideration of their reappointment; the establishment of whistleblowing procedures; the auditors’ report to management; review of the group’s internal control framework and identification and control of major risks; monitoring compliance with the group’s code of ethics; corporate governance developments in the UK and the USA; the monitoring of the group’s International Financial Reporting Standards conversion exercise; changes to the group’s accounting policies; the overseeing of the group’s SOX compliance work; and the Committee’s own terms of reference and evaluation of its effectiveness.

The terms of reference of the Committee are available on request from the Company Secretary or on Hanson’s website.

Internal control
The Board recognises that it is responsible for the group’s system of internal control and for reviewing its effectiveness. The Code requires the Board to review the effectiveness of the system of internal control, including financial, operational, compliance and risk management, at least annually. In addition, Internal Control: Guidance for Directors on the Combined Code was published in September 1999, to provide guidance to Directors in respect of this requirement.

The Board confirms that procedures, which accord with the guidance, have been in place for the year to December 31, 2004 and up to the date of approval of the Annual Report and Form 20-F by the Board. These procedures ensure that the Board is aware of the key risks facing the group and that the system of internal control is regularly reviewed for effectiveness and adequacy. However, such a system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives. In seeking to achieve these objectives, many of which are already features of the existing processes and procedures within the Company, the Board has specifically instituted the following processes, which have been in effect throughout the reporting period and up to the date of approval of the Annual Report and Form 20-F by the Board.

Policies
–	A planning framework which incorporates a four year plan approved by the Board, with objectives for each business unit.
–	A mechanism for reporting weaknesses in internal control systems and for monitoring corrective action.

Processes
–	Appointment of experienced and professional staff, both by recruitment and promotion, of the necessary calibre to fulfil their allotted responsibilities.
–	A comprehensive system of financial reporting to the Board, based on an annual budget with monthly reports against actual results, analysis of variances, scrutiny of key performance indicators and regular re-forecasting.
–	Formal business risk reviews performed by management which evaluate the potential financial and non-financial impacts of identified risks and possible new risk areas, set control, mitigation and monitoring procedures and review actual occurrences identifying lessons to be learnt.
–	Regular treasury reports to the Board which analyse the funding requirements of each class of assets, track the generation and use of capital and the volume of liquidity, measure the group’s exposure to interest and exchange rate movements and record the level of compliance with the group’s funding objectives.
–	Well defined procedures governing the appraisal and approval of investments, including detailed investment and divestment approval procedures incorporating appropriate levels of authority and regular post investment reviews.

36	Report of the Directors

Back to Contents

Report of the Directors continued

Verification
–	An internal audit function within the business operations which undertakes periodic examination of business units and processes and recommends improvements in controls to management.
–	The external auditors who are engaged to express an opinion on the accounts.
–	An Audit Committee of the Board, consisting of Non-executive Directors, which considers significant control matters and receives reports on internal controls from both the internal and external auditors on a regular basis.
–	A Risk Committee of the Board, consisting of the Chief Executive, Finance Director, Legal Director and other senior financial executives, which monitors and reviews significant financial and non-financial risk.

Evaluation of disclosure controls and procedures
In accordance with the requirements of section 302 of the US Sarbanes-Oxley Act of 2002, the Chief Executive and Finance Director, together with Hanson’s management, have evaluated the effectiveness, as at December 31, 2004, of the group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the US Securities Exchange Act of 1934). Based on this evaluation, the Chief Executive and the Finance Director concluded that the disclosure controls and procedures are effective in all material respects to ensure that material information relating to the group would be made known to them by others within the group.

Management’s annual report on internal control over financial reporting
In accordance with the requirements of section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

–	Hanson’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group.
–	Hanson’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of our internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of our internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.
–	Management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2004, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in Hanson’s internal control over financial reporting that have been identified by management.
–	Ernst & Young LLP, which has audited the consolidated financial statements of the group for the year ended December 31, 2004, has also audited management’s assessment of the effectiveness of internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). See the Auditors’ report on page 46.

Changes in internal control over financial reporting
There have been no significant changes in the group’s internal controls or in other factors that have occurred during the period that have materially affected, or are reasonably likely to materially affect, the group’s internal control over financial reporting.

Internal Audit
Each major operating division has internal audit capability and these are co-ordinated centrally by the Head of Internal Audit under the guidance of the Audit Committee. During 2004 the Board required internal audit to be dedicated to meeting the requirements of SOX and was pleased that this resulted in Hanson being able to report under section 404 ahead of other UK dual listed companies listed in the USA. The Board believes that internal audit is now well placed to deliver assurance on a broader basis and that further development of the internal audit capability will continue, necessitated in part by the growing demands of the regulatory environment.

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

By order of the Board
Paul Tunnacliffe
Company Secretary
February 24, 2005

Registered office
1 Grosvenor Place
London SW1X 7JH

Registered in England and Wales (No. 4626078)

Report of the Directors	37

Back to Contents

Remuneration report

Remuneration Committee membership and terms of reference
The Remuneration Committee (the “Committee”) is comprised exclusively of Independent Non-executive Directors and its members are: The Rt Hon. Lord Baker of Dorking CH (Chairman), W F Blount and The Baroness Noakes DBE.

The role of the Committee is to consider and make recommendations on the framework of executive remuneration (the “policy”) for approval by the Board. In accordance with the policy, the Committee will consider, recommend as appropriate and approve the conditions of service of the Chairman, the Executive Directors and the Company Secretary, including the duration of any service agreements, and the emoluments and other benefits payable under such agreements, including pension entitlements and participation in incentive arrangements. The Committee also recommends and monitors the level and structure of remuneration for senior management and oversees the Company’s and Old Hanson’s long-term incentive plans and option schemes. During the year under review, other than from its independent advisor, the Committee also sought the assistance of the Chairman, the Chief Executive and the Company Secretary on matters relating to remuneration.

There were two formal meetings held by the Committee during the year and all members attended each meeting. The Committee also dealt with other matters under its terms of reference by written correspondence. The Chairman, Chief Executive and the Company Secretary were present at meetings of the Committee but the Chief Executive and the Company Secretary were respectively excluded when their own performance and remuneration were being discussed.

Committee members receive fees as Non-executive Directors, including a fee for acting as a Committee member, but do not receive any pension entitlements nor any short and long-term performance related incentives. No member of the Committee has any personal financial interest, other than as a shareholder in the Company, in the matters to be decided or for the day-to-day management of the business.

The fees payable to Non-executive Directors are determined by the Board as a whole within the limits set by the articles of association. The Non-executive Directors do not participate in or vote on any discussion relating to their own remuneration.

The Committee has appointed Mercer Human Resource Consulting (“Mercer”) to act on behalf of the Committee in providing independent market information and remuneration advice on an ongoing basis. Mercer also provides actuarial and consulting services to the Company.

Remuneration policy
Hanson operates in competitive and international markets. To continue to compete successfully it is essential that the Company attracts, develops, retains and motivates talented high-calibre Executive Directors and senior executives in the best interests of shareholders. To ensure that its remuneration rates are competitive, whilst not being excessive, the Committee keeps remuneration under regular review in light of emerging best practice.

The remuneration policy is designed to provide packages, which take account of individual performance:
i)	in the knowledge of what comparable, in terms of size and complexity, UK and international companies are paying;
ii)	in the context of packages offered throughout the Hanson group; and
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

As shareholder approval for conditional awards to be made under the Company’s long-term incentive arrangements expires in 2006, the Company will undertake a review in 2005 of its long-term incentive arrangements with a view to submitting proposals to shareholders at the annual general meeting to be held in 2006.

Basic salary
In setting the basic salary for each Executive Director, the Committee reviews relevant market data and considers the Director’s experience, performance and responsibilities. Basic salaries are generally reviewed on an annual basis or following a significant change in responsibilities.

Increases in basic salary of 4% have been granted to the Executive Directors for the year commencing January 1, 2005.

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

The annual bonus scheme is calibrated by reference to target levels of bonus. Each year the participant receives one-third of an accumulated bonus bank, which is updated for the year’s performance compared with target. The bonus bank has two main functions; firstly it ensures that individuals do not make short-term decisions such as deferring essential expenditure from one year to the next and receive a bonus for doing so; and secondly, the bonus bank can act as a retention tool.

For 2004, the target level of bonus for A J Murray was 62.5% of basic salary, for J C Nicholls 50% of basic salary and for G Dransfield 37.5% of basic salary.

The group’s overall economic value added performance determined the bonus bank addition for the Executive Directors in 2004 and will also determine the bonus bank addition or deduction for them in 2005. The bonuses paid in respect of the year to December 31, 2004 to the Executive Directors are set out in the table of Directors’ remuneration on page 42.

Performance targets under the annual bonus scheme, based on improvements in economic value added, are set by the Committee, after taking advice from Mercer.

Bonuses payable to Executive Directors are not pensionable.

38	Remuneration report

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

In 2004 a conditional award of shares was made to A J Murray of 150% of basic salary and to the other Executive Directors of 100% of basic salary. The conditional awards made in 2004 are subject to performance criteria and the Committee determined that 50% of the conditional award should be subject to the attainment of an economic value added target and 50% to a total shareholder return (“TSR”) target. TSR is the aggregate of share price growth and dividends paid, on the assumption that such dividends are reinvested in Hanson shares during the performance period. The Committee selected these performance measurements as it believes they correlate clearly with the creation of shareholder value.

For the conditional award made in 2004, the economic value added target requires an improvement in economic value added over a period of three years based on the results for the year to December 31, 2003. For this measurement, a linear vesting schedule applies in order that only a small proportion of the award will vest at the minimum performance level with the maximum award vesting only on the achievement of substantial performance improvement. A similar economic value added target is in place for the awards made in 2002 and 2003. On attaining the minimum economic value added improvements of £8.8m for the 2002 award, £13.4m for the 2003 award and £14.0m for the 2004 award, 25% of the respective awards, subject to the economic value added measurement criteria, will vest. 100% of the awards subject to this measurement will vest on the attainment of economic value added improvements of £23.4m, £35.6m and £37.2m for the 2002, 2003 and 2004 awards, respectively.

For the TSR measurement in 2004 (and similarly for the awards made in 2002 and 2003), the conditional awards made will vest only if Hanson achieves a TSR over the three-year performance period, from the date of the award in March 2004, which is greater than the TSR achieved by at least 50% of the members of a comparator group of international building materials companies at the date of the award (the “comparator group”) over the same period. If so, 30% of the award will vest. All of the award will vest if the Company achieves a TSR over the performance period which is greater than that achieved by 80% of the comparator group. Between these two points the award will vest in the proportion of 2.33% of the award for each 1% improvement in the Company’s ranking.

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

In 2002, 2003 and 2004, Hepworth was removed from the comparator group following its takeover. Additionally, following the demerger of Rinker Group Limited from CSR in March 2003, the performance measurement of the comparator group for the 2002 and 2003 awards has been modified to substitute Rinker for CSR using the methodology of re-investing a notional holding of CSR shares in Rinker from April 1, 2003 onwards. Rinker replaced CSR in the comparator group for the 2004 award.

There is no retesting of performance under either the economic value added measurement or the TSR measurement.

The table below shows the conditional interests in shares of Executive Directors relating to awards made under the LTIP in 2001, 2002, 2003 and 2004. For the conditional award made in 2001 to Executive Directors, 53.34% of the award subject to a TSR performance measurement criteria and 25% of the award subject to an EVA performance measurement criteria vested following the end of the three-year performance period. This resulted in a total vesting of 39.17% of the maximum number of shares under the conditional awards.

For the conditional award made in 2002, it is anticipated that none of the award subject to a TSR performance measurement and 50% of the award subject to an EVA performance measurement criteria will vest following the end of the three year performance period. This would result in a total vesting of 25% of the maximum number of shares under the conditional awards.

		Balance at	Awarded	Lapsed	Vested	Balance at
	Date of award	Jan 1, 2004	during year	during year	during year[1]	Dec 31, 2004

A J Murray	May 15, 2001	172,220	–	104,762	67,458	–
	March 1, 2002	194,806	–	–	–	194,806
	March 1, 2003	278,926	–	–	–	278,926
	March 1, 2004	–	204,732	–	–	204,732

G Dransfield	May 15, 2001	61,272	–	37,272	24,000	–
	March 1, 2002	64,970	–	–	–	64,970
	March 1, 2003	103,306	–	–	–	103,306
	March 1, 2004	–	70,974	–	–	70,974

J C Nicholls (note 2)	May 15, 2001	61,272	–	37,272	24,000	–
	March 1, 2002	69,302	–	–	–	79,860
	March 1, 2003	127,410	–	–	–	146,780
	March 1, 2004	–	88,718	–	–	102,794

Notes
1)	The Directors elected to satisfy their liabilities to income tax and national insurance contributions, arising on the vesting of shares under LTIP, out of the share award. A J Murray retained 39,800 shares and G Dransfield and J C Nicholls both retained 14,160 shares.
2)	J C Nicholls’ conditional interest in shares under the LTIP increased by 44,004 shares, in total, following his marriage on May 22, 2004 due to his wife being a participant in the LTIP.
3)	A J H Dougal and S N Vivian, former Executive Directors of the Company, left on May 14, 2002 and June 30, 2003, respectively. They retained certain entitlements to the conditional shares awarded to them under the LTIP. Under the 2001 Award, which vested on May 15, 2004 as detailed above, 33,103 ordinary shares and 22,344 ordinary shares vested to A J H Dougal and S N Vivian, respectively.
4)	The relevant market prices at the time of the conditional awards in 2001, 2002, 2003 and 2004 were 473.3p, 461.75p, 290.4p and 439.6p, respectively.
5)	During the period January 1, 2005 to February 24, 2005 there was no change in the interests of Executive Directors in the LTIP.

Remuneration report	39

Back to Contents

Remuneration report continued

Conditional awards under the LTIP will usually be made annually. In 2005 it is proposed that the conditional award to A J Murray will not exceed 150% of basic salary and for the other Executive Directors will not exceed 100% of basic salary.

Awards vesting under the LTIP are not pensionable.

Share Option Plan
Executive Directors and a selected number of senior executives from the Company’s worldwide operations participate in the Share Option Plan. Under this Plan, participants are granted options over a number of shares but the proportion of those shares under option which may be exercised is subject to the achievement of performance targets over a three-year performance period set by the Committee. To the extent an option or part of an option becomes capable of being exercised at the end of the three-year performance period it will ordinarily remain exercisable at any time up to 10 years from the date of grant.

The economic value added and TSR performance targets for the conditional options granted to Executive Directors in the years ending December 31, 2001, 2002, 2003 and 2004 were the same as for the awards made in 2001, 2002, 2003 and 2004 under the LTIP, as detailed above, with no retesting. Consequently for the grant made in 2002, it is anticipated that 25% of the number of shares under option will become exercisable following the end of the three year performance period.

The numbers of shares under conditional option granted to Executive Directors under the Share Option Plan are shown below:

	Date of grant	Balance at	Granted	Lapsed	Vested	Balance at	Exercise	Range of
		Jan 1, 2004	during year	during year	during year	Dec 31, 2004	price (p)	exercise dates

A J Murray	March1, 2003	232,438	–	–	–	232,438	290.4	03/06-02/13
	March1, 2004	–	170,610	–	–	170,610	439.6	03/07-02/14

G Dransfield	May 15, 2001	61,272	–	37,272	24,000	24,000	473.3	05/04-05/11
	March 1, 2002	64,970	–	–	–	64,970	461.75	03/05-02/12
	March 1, 2003	103,306	–	–	–	103,306	290.4	03/06-02/13
	March 1, 2004	–	70,974	–	–	70,974	439.6	03/07-02/14

J C Nicholls	May 15, 2001	61,272	–	37,272	24,000	24,000	473.3	05/04-05/11
	March 1, 2002	69,302	–	–	–	69,302	461.75	03/05-02/12
	March 1, 2003	127,410	–	–	–	127,410	290.4	03/06-02/13
	March 1, 2004	–	88,718	–	–	88,718	439.6	03/07-02/14

Notes
1)	Following the end of the three year performance period a total of 39.17% of the shares under the conditional options granted on May 15, 2001 became capable of being exercised.
2)	A J H Dougal and S N Vivian, former Executive Directors of the Company, left Hanson on May 14, 2002 and June 30, 2003, respectively. The option grants made to them and outstanding at the date of leaving remained subject to the performance criteria as outlined above. Following the end of the three year performance period 39.17% of the shares under the conditional options granted on May 15, 2001 became capable of being exercised. In respect of the grant on May 15, 2001, A J H Dougal and S N Vivian hold exercisable options over 33,103 and 22,344 shares, respectively, at an exercise price of 473.3p per share. These options must be exercised by close of business on May 14, 2005 or they will lapse.
3)	During the period January 1, 2005 to February 24, 2005 there were no changes in the interests of Executive Directors in options under the Share Option Plan.

Under the Black-Scholes option valuation model, on the basis of the Company’s three-year share price performance, the value of an option over a share at the date of grant was equal to approximately 35% of the share’s current market value. On this basis, with no discount to the Black-Scholes value because of the application of performance conditions on exercise, the conditional options granted during 2002, 2003 and 2004 at 100% of basic salary had a value, at the date of grant, of about 35% of basic salary in each case. The market price at December 31, 2004 was 447.25p per share, which compares to the exercise prices of the conditional options granted in 2002, 2003 and 2004 at prices of 461.75p, 290.4p and 439.6p per share, respectively.

Grants of conditional options under the Share Option Plan are considered annually in conjunction with the awards to be made under the LTIP. In 2005 it is proposed that the conditional option grant to A J Murray will not exceed 125% of basic salary and to the other Executive Directors will not exceed 100% of basic salary.

Any gains made under the Share Option Plan are not pensionable.

Executive Share Option Schemes
Options to subscribe for Hanson ordinary shares granted to Directors under the Executive Share Option Schemes are shown below. No performance conditions apply to the right to exercise the options granted. No grants have been made under these schemes since 1998 and no further grants will be made under these schemes.

	Date of grant	Balance at Jan 1, 2004	Lapsed during year	Exercised during year	Market price at date of exercise (p)	Balance at Dec 31, 2004	Exercise price (p)	Range of exercise dates	Gain on exercise (£)

C D Collins	December 21, 1995	39,872	–	39,872	456.75	–	356.4	12/98-12/05	40,012
	December 16, 1994	80,383	–	80,383	456.75	–	412.3	12/97-12/04	35,730
	January 14, 1994	42,685	42,685	–	–	–	482.6	01/97-01/04	–

A J Murray	December 21, 1995	72,834	–	–	–	72,834	356.4	12/98-12/05	–
	December 16, 1995	26,054	–	26,054	428.5	–	412.3	12/97-12/04	4,221
	January 14, 1994	21,065	21,065	–	–	–	482.6	01/97-01/04	–

G Dransfield	December 21, 1995	69,112	–	–	–	69,112	356.4	12/98-12/05	–
	December 16, 1994	87,035	–	87,035	428.5	–	412.3	12/97-12/04	14,100
	January 14, 1994	28,272	28,272	–	–	–	482.6	01/97-01/04	–

J C Nicholls (note1)	September 14, 1998	–	–	–	–	6,000	331.25	09/01-09/08	–
	December 21, 1995	–	–	–	–	5,846	356.4	12/98-12/05	–

40	Remuneration report

Back to Contents

Remuneration report continued

Notes
1)	J C Nicholls acquired an interest in 11,846 shares under the Executive Share Option Schemes following his marriage on May 22, 2004.
2)	During the period January 1, 2005 to February 24, 2005 there were no changes in the interests of Directors in options under the Executive Share Option Schemes.

Any gains made under the Executive Share Option Schemes are not pensionable.

Sharesave Scheme
Many Hanson employees in the UK have built up an equity interest in the Company through the UK Inland Revenue approved savings related Sharesave Scheme. Options may be granted at a discount of up to 20% to the market price at the date of grant. The term of options granted could be from three to seven years and any option is conditional on a commitment by the participant to make regular savings from pay. The savings are held by an independent Sharesave provider to buy shares at the end of the option period. The exercise of options under the Sharesave Scheme can be satisfied by the issue of new shares or the transfer of existing shares. At December 31, 2004, there were approximately 3,000 participants in the Sharesave Scheme. The number of shares under options granted to Executive Directors under the Sharesave Scheme are shown in the table below:

	Balance at Jan 1, 2004	Granted during year	Exercised during year	Balance at Dec 31, 2004	Exercise price (p)	Range of exercise dates	Gain on exercise during the year (£)

A J Murray	2,971	–	–	2,971	318	12/05-05/06	–

G Dransfield	3,099	–	–	3,099	318	12/05-05/06	–
	–	1,993	–	1,993	328	12/07-05/08	–

J C Nicholls (note 1)	2,263	–	–	2,263	428	12/04-05/05	–
	–	–	–	1,188	318	12/05-05/06	–

Notes
1)	J C Nicholls’ interest in shares under the Sharesave Scheme increased by 1,188 shares following his marriage on May 22, 2004.
2)	Options granted under the Sharesave Scheme during the year were at an exercise price of 328p per share, being a 20% discount to the market price on March 18, 2004.
3)	During the period January 1, 2005 to February 24, 2005 there were no changes in the interests of Executive Directors in options under the Sharesave Scheme.

Any gains made under the Sharesave Scheme are not pensionable.

The range of the market quotations for Hanson shares, as derived from the London Stock Exchange Daily Official List, during the period January 1 to December 31, 2004 was 360p to 451.5p.

Gains on exercise
The total gains made by Directors on options exercised or exercised for cash under the Share Option Plan, the Executive Share Option Schemes, and the Sharesave Scheme was £94,063 (£3,680).

Performance review
The following graph shows the TSR performance of the Company and that of the FTSE Construction & Building Materials Index over the five-year period to December 31, 2004. This index has been selected as it is a broad equity index of which Hanson is a constituent company.

Service contracts
The Chairman has been employed on a service contract which will terminate on his retirement following the AGM on April 20, 2005.

The Executive Directors are all employed on rolling service contracts which are terminable at any time by Hanson on giving 52 weeks’ notice or by the Director giving twenty-six weeks’ notice. Termination payments are limited to the Director’s normal compensation, including basic salary, annual incentives and benefits, for the unexpired portion of the notice period. Pensionable service will also accrue for the unexpired portion of the notice period. In the event that Hanson terminates a service contract without notice the unexpired portion of the notice period will count towards the calculation of entitlements under the Company’s LTIP and Share Option Plan; these awards would still remain subject to their respective performance conditions.

Apart from the Chairman, no Non-executive Director has a service contract with Hanson. Each is appointed at the will of the Company and the Non-executive Director concerned under the terms of an appointment letter. The terms and conditions of employment of the Non-executive Directors are available on request from the Company Secretary.

Remuneration report	41

Back to Contents

Remuneration report continued

External appointments
The Company acknowledges that its Executive Directors may be invited to become Non-executive Directors of other leading companies and that such non-executive duties can broaden experience and knowledge to the benefit of Hanson. Executive Directors are limited to one such non-executive position and the policy is that fees may be retained. J C Nicholls was appointed a Non-executive Director of Man Group plc on March 24, 2004, in respect of which he received fees of £56,250 in 2004. No other such positions are held by any of the other Executive Directors.

Pensions
The Chairman and the Executive Directors are members of a defined benefit plan (the “pension plan”) which, in accordance with Inland Revenue limits, provides them with a maximum pension of two-thirds of basic salary on retirement. The pension plan is contributory until such time as the Director has completed the maximum pensionable service allowed under the pension plan. Along with other members of the pension plan, for service accruing after July 1, 2004, the Executive Directors had a choice to retain the same accrual rate in the pension plan by paying an increased contribution of 7.5%, previously 5%, of pensionable salary (which does not include bonuses). The Executive Directors have a normal retirement age of 60, with the right to receive early retirement pensions to be paid from age 55 in certain circumstances.

The following table gives details for each Executive Director of:
–	the increase in the accrued pension attributable to service since December 31, 2003.
–	the increase in the accrued pension net of inflation attributable to service since December 31, 2003.
–	the annual accrued pension payable from normal retirement age, calculated as if he had left service at December 31, 2004.
–	the transfer value of the increase of the accrued pension net of inflation and the Director’s contributions calculated in accordance with actuarial guidance note GN11.
–	the transfer value of the accrued pension at December 31, 2003, calculated in accordance with actuarial guidance note GN11.
–	the transfer value of the accrued pension at December 31, 2004, calculated in accordance with actuarial guidance note GN11.
–	the change in the transfer value over the year net of the Director’s contributions. It includes the effect of fluctuations in the transfer value due to factors beyond the control of Hanson and the Directors, such as market movements.

These amounts exclude any benefits attributable to additional voluntary contributions.

	Gross	Increase		Transfer value of net increase in accrued pension				FURBS
	increase in	in accrued	Accrued		Transfer	Transfer		contribution
	accrued	pension net	pension at		value as at	value as at	Change in	(see note
	pension	of inflation	Dec 31, 2004	earned in year	Dec 31, 2003	Dec 31, 2004	transfer value	2 below)

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

A J Murray	41	26	337	434	5,745	6,617	835	–

G Dransfield (note 3)	8	(2)	208	(41)	3,988	4,214	226	–

J C Nicholls	4	3	29	39	421	511	84	143

Notes
1)	No additional pension accrued to C D Collins, who reached his normal retirement age under the pension plan prior to the start of the year.
2)

Executive Directors and employees who joined the pension plan after May 1989 are subject to the earnings cap (currently £102,000) on Inland Revenue approved pension plans. It is Hanson’s current policy to provide executives with appropriate benefits outside the pension plan in relation to that part of their salary which exceeds the cap. The contributions made during the year were subject to income tax as a benefit in kind and the Executive Director concerned (J C Nicholls) was liable to settle the tax liability himself.

3)	G Dransfield has completed the maximum pensionable service allowed under the pension plan and did not accrue any further pension over the year.
4)

In anticipation of the implementation of the UK Government’s proposed simplification of the taxation of pensions, the Committee has reviewed the impact of the proposals on all employees, including the Executive Directors. The approach to be adopted, following recommendations from the independent advisor to the Committee, is for solutions which are essentially cost neutral to the Company with no compensation for changes in tax legislation. All affected individuals will be given the opportunity to receive independent financial advice at the Company’s cost.

Directors’ remuneration
Remuneration of each Director, excluding pensions, during the year ending December 31, 2004:

							2004	2003

			Benefits		2004	2003	LTIP vested
			(see note 1	Termination			(see note 2
	Salary/fees	Annual bonus	below)	payments	Total	Total	below)	LTIP vested

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

C D Collins	175	–	19	–	194	186	–	–

A J Murray	600	370	58	–	1,028	940	273	494

G Dransfield	312	128	19	–	459	423	97	–

J C Nicholls	390	214	78	–	682	616	97	–

The Rt Hon. Lord Baker of Dorking CH	47	–	–	–	47	46	–	–

W F Blount	40	–	–	–	40	39	–	–

S L Keswick	47	–	–	–	47	51	–	–

W S H Laidlaw	40	–	–	–	40	10	–	–

The Baroness Noakes DBE	52	–	–	–	52	51	–	–

J W Leng (note 3)	23	–	–	–	23	–	–	–

Total	1,726	712	174	–	2,612	2,362	467	494

Notes
1)

Benefits include the provision of a company car (or cash allowance), health insurance, life cover, accommodation allowance (for A J Murray) and cash in lieu of pension allowance (for J C Nicholls). For A J Murray, in accordance with the Company’s policy of tax equalisation for executives posted overseas, this also includes partial reimbursement of the tax paid by Mr Murray to the Internal Revenue Service of the United States as a consequence of his membership of the UK pension plan.

2)	The value of shares vesting under the LTIP in 2004 is based on the share price on the day of vesting, May 15, 2004, of 404p.
3)	J W Leng was appointed to the Board on June 1, 2004.

42	Remuneration report

Back to Contents

Remuneration report continued

Other than as shown under the LTIP and Share Option Plan on pages 39 and 40, no remuneration or other benefit was paid to former Directors during the year to December 31, 2004.

Directors’ interests in ordinary shares
The interests of the Directors, who held office at December 31, 2004, in Hanson shares on January 1, 2004 (or date of appointment, if later) and December 31, 2004 (excluding options granted under the Share Option Plan, the Executive Share Option Schemes and the Sharesave Scheme, details of which are shown on pages 40 to 41) are as set out below.

			Conditional interest under LTIP

	Dec 31,	Jan 1,	Dec 31,	Jan 1,
	2004	2004*	2004	2004

C D Collins	149,651	133,069	–	–

A J Murray	239,052	198,661	678,464	645,952

G Dransfield	134,968	118,834	239,250	229,548

J C Nicholls	78,017	55,715	329,434	257,984

The Rt Hon. Lord Baker of Dorking CH	3,625	3,625	–	–

W F Blount	1,000	1,000	–	–

S L Keswick	5,000	5,000	–	–

W S H Laidlaw	20,000	20,000	–	–

J W Leng	10,000	–	–	–

The Baroness Noakes DBE	7,600	7,600	–	–

*Or appointment if later

The Company is not aware of any changes in these interests since December 31, 2004 and no Director had any other notifiable interest in the securities of Hanson or any subsidiary undertaking during the year. The Register of Directors’ Interests (which is open to inspection at the Company’s registered office) contains full details of Directors’ share and share option interests.

The cumulative shareholdings of the Directors represent less than 1% of the Company’s outstanding shares.

Auditable information
The information in the Remuneration report subject to audit is limited to that in the tables and related notes included in the sections on Directors’ remuneration, LTIP, share options and pensions.

By order of the Board
Paul Tunnacliffe
Company Secretary
February 24, 2005

Remuneration report	43

Back to Contents

Risk factors

Our business, financial condition and results of operations, and consequently the price of the Hanson shares and the amount and timing of any dividends that we pay, will be influenced by a range of factors, many of which are beyond the control of Hanson and its Board. The risk factors set out below and the other information in this Annual Report and Form 20-F should be considered carefully. There may be other risks which are not known to the Company or which may not be material now but could turn out to be material.

Changes in economic conditions could have a material adverse effect on the level of demand for Hanson’s products.
Our performance is affected significantly by changes in economic conditions, both globally and in the particular countries in which we conduct our operations, especially in the USA, the UK and Australia where we have our most significant operations. The demand for our products, which are mainly aggregates, concrete products, ready-mixed concrete, asphalt and clay bricks, is closely linked to general economic conditions in each of the territories in which we operate. As a result, depressed economic conditions could have an adverse effect on demand for, and pricing of, our products, which could result in reduced sales and reduced profits.

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

The existence of these national and local regulations in many jurisdictions in which we operate also means that it is often difficult to establish new greenfield aggregates reserves and brick manufacturing plants with clay reserves in areas where demand would justify the capital expenditure required.

Changes in government regulations and the imposition of industry related taxes such as the Aggregates Levy and the Climate Change Levy in the UK could increase our operating costs.

Changes in government policy or legislation relating to public works expenditure and housing could have a material adverse effect on the levels of demand for Hanson’s products.
National governments’ policies with regard to the development of transport infrastructure and housing, both in terms of funding and planning requirements, have a significant effect on demand for our products and, as a result, our profitability. For instance, the US Federal Government has yet to approve SAFETEA, the successor to TEA-21, which earmarks federal funds to be supplemented by state funds in the USA to improve the highway network. We expect these funds to contribute to demand for our products in the USA, but we cannot be certain as to how much, if any, of these funds will be deployed for improvements to the highway network. Decreases in governmental funding or in the allocation of those funds for transport infrastructure and housing projects could reduce the amount of money available for spending on our products, potentially thereby reducing sales and profits.

Hanson is subject to potential liabilities arising out of former businesses and activities.
Former and existing subsidiaries have engaged in businesses and activities, unrelated to the business and activities presently being carried on by our group, which give rise to bodily injury and property damage claims concerning environmental and health issues. Claims and lawsuits have been filed against these subsidiaries, either directly or as a result of indemnity obligations, relating to products incorporating asbestos, coal by-products and chemicals, in particular for the wood treating industry.

With respect to asbestos related claims, the Company’s approach to accounting for the asbestos claims against its US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable. The costs of resolving possible claims are accounted for as contingent liabilities. At present, based on detailed analysis and the assumptions contained in note 17 of the Notes to the accounts, the provision for those costs which are both probable and estimable equates to approximately eight years of gross cost at current levels. Whilst further claims are likely to be resolved beyond this eight year period, the associated costs of resolution are not able to be reliably estimated and hence no provision has been made to cover these possible liabilities.

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

In light of such factors, the liability of the Company’s US subsidiaries for resolving asbestos claims may be materially different from current estimates and the impact of such claims might have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, the Company does not expect that the liability and costs associated with these asbestos claims will have such a material adverse effect and, even assuming a material deterioration in current trends, on the evidence available to it the Company does not expect that such claims would impact the ability of the Company to continue as a going concern.

With respect to claims involving coal by-products and chemicals, the US subsidiary involved has not entered into a material settlement or been subject to a material adverse judgment since the demergers as described below. Nevertheless, in light of the uncertainties involved in litigation and in particular in the USA, where there is the added potential for punitive damages, our subsidiary may be required to participate in settlements or be subject to judgments in future, the impact of which may be material on our financial condition, results of operations and cash flow.

Four companies into which former Hanson businesses were demerged agreed in connection with their respective demergers to indemnify us against liabilities of the businesses transferred to these companies. We have not incurred any liability in respect of any claim that related to the above-mentioned businesses demerged by it, any such liability being borne by the relevant demerged company without liability to us. The Energy Group plc, one of the demerged companies, was acquired by TXU Corp. in 1998. In November 2002, TXU Corp. announced that several of TXU Corp.’s UK subsidiaries had been placed under the administrative process in the UK (similar to bankruptcy proceedings in the USA), including The Energy Group. The Energy Group is, therefore, unlikely to be able to fulfil its indemnification obligations to Hanson if it were required to do so. We are, however, not aware of any claim against us or our subsidiaries that would give rise to an indemnity obligation on the part of The Energy Group.

44	Risk factors

Back to Contents

Risk factors continued

Hanson’s acquisition strategy may be unsuccessful due to an inability to identify suitable acquisition targets and to integrate acquired companies into its business.
We plan to continue making selective acquisitions to strengthen, develop and expand our existing aggregates, concrete products, ready-mixed concrete, asphalt and clay brick activities.

The successful implementation of our acquisition strategy depends on a range of factors, including our ability to identify appropriate opportunities, complete acquisitions and achieve an acceptable rate of return from those acquisitions, including past acquisitions.

There may also be substantial challenges or delays in integrating and adding value to the businesses which we acquire. In addition, the costs of integration, which are not presently capable of being estimated, could be material and the projected synergies resulting from such acquisitions may not be realised. Material costs or delays in connection with the integration of the operations that we acquire or the inability to realise synergies from those acquisitions could result in increased expenditure and, consequently, reduced profitability and rates of return for us from such acquisitions.

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

Disruption to or increased costs of the supply of materials, energy and fuel to Hanson and the supply of finished products to Hanson’s customers could significantly reduce Hanson’s profitability.
We are a significant purchaser of materials, including cement for use in our ready-mixed concrete and concrete products operations, steel for use in our concrete product operations, bitumen for use in our asphalt activities, gas and other energy supplies for use in our cement and brick manufacturing operations and fuel for the processing and transport of our products. The non-availability of power can materially disrupt our operations. The cost of such materials, energy and fuel fluctuates, sometimes by material amounts, and increases in the costs of such materials, energy and fuel or their non-availability, could significantly impact our operating costs and consequently reduce profitability.

Transport logistics play an important part in the Company’s supply chain, whether by road, rail, sea or river and any material disruption/or non-availability of such transport support, could significantly impact on operating costs and reduce profitability.

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
In the year ended December 31, 2004, approximately 75% of our pre-exceptional operating profit (including joint-ventures and associates) was earned in currencies other than pounds sterling and a significant portion of our revenue is denominated in US dollars. At December 31, 2004, approximately 70% of our capital employed was located outside the UK and approximately 173% of our net debt and foreign exchange contracts was denominated in currencies other than pounds sterling.

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
The implementation of software to improve the efficiency and effectiveness of various business processes is an important contributor to our ongoing operations and growth strategy. Failure to design, select appropriate suppliers or implement such systems effectively could result in unplanned costs or reduced levels of customer satisfaction which could adversely affect the results of our operations and profitability.

If Hanson is characterised as a passive foreign investment company, US persons who hold Hanson’s ordinary shares or ADSs (“US shareholders”) may suffer adverse tax consequences.
If, for any taxable year, our passive income, or assets which produce passive income, exceed specified levels, we may be characterised as a passive foreign investment company, or PFIC, for US federal income tax purposes. This characterisation could result in adverse US tax consequences for our US shareholders, which may include having gains realised on the sale of our ordinary shares or ADSs treated as ordinary income, rather than as capital gains income and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares or ADSs. We believe we were not a PFIC for the year ended December 31, 2004. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, we cannot assure US shareholders that we will not become a PFIC. In particular, depending on the composition of our assets and other factors, including our market capitalisation, there is a possibility that we may become a PFIC for the year which commenced in January 1, 2005. A more detailed discussion of the consequences of Hanson being classified as a PFIC, is set out under the heading “Taxation information for US shareholders” referred to in ancillary information. US shareholders are urged to consult with their own US tax advisors with respect to the US tax consequences of investing in Hanson’s ordinary shares or ADSs.

Risk factors	45

Back to Contents

Auditors’ reports

Independent auditors’ report
To the members of Hanson PLC
We have audited the group’s financial statements for the year ended December 31, 2004 which comprise the consolidated profit and loss account, consolidated balance sheet, company balance sheet, consolidated cash flow statement, statement of total recognised gains and losses, reconciliation of shareholders’ funds and the related notes 1 to 33. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the directors’ remuneration report that is described as having been audited.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Report and Form 20-F, including the financial statements which are required to be prepared in accordance with applicable United Kingdom law and accounting standards as set out in the statement of Directors’ responsibilities in relation to the financial statements.

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

We review whether the Corporate Governance Statement reflects the Company’s compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

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

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.

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

Opinion
In our opinion:
–	the financial statements give a true and fair view of the state of affairs of the Company and of the group as at December 31, 2004 and of the profit of the group for the year then ended; and
–	the financial statements and the part of the Directors’ Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP, Registered Auditor, London, England, February 24, 2005

Report of independent registered public accounting firm
To the Board of Directors and shareholders of Hanson PLC
We have audited the accompanying consolidated balance sheets of Hanson PLC as of December 31, 2004 and 2003, and the related consolidated profit and loss account, consolidated cash flow statement, statement of total recognised gains and losses and reconciliation of movements in shareholders’ funds for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanson PLC at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States of America (see note 33 of the Notes to the accounts).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hanson PLC’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP, London, England, February 24, 2005

Report of independent registered public accounting firm
To the Board of Directors and shareholders of Hanson PLC
We have audited management’s assessment, included in the accompanying Management’s Annual Report on internal control over financial reporting, that Hanson PLC maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hanson PLC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Hanson PLC maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hanson PLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hanson PLC as of December 31, 2004 and 2003, and the related consolidated profit and loss account, consolidated cash flow statement, statement of total recognised gains and losses and reconciliation of movements in shareholders’ funds for each of the three years in the period ended December 31, 2004 and our report dated February 24, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP, London, England, February 24, 2005

46	Auditors’ reports

Back to Contents

Consolidated profit and loss account
for the 12 months ended December 31, 2004

2004	2004	2004	2003	2003	2003	2002	2002	2002

Before	Before	Before
exceptional	Exceptional	exceptional	Exceptional	exceptional	Exceptional
Items	items	Total	items	items	Total	items	items	Total

(restated)	(restated)	(restated)	(restated)

Notes	£m	£m	£m	£m	£m	£m	£m	£m	£m

Turnover
Turnover – group and share of
joint-ventures’ and associates’ turnover	1(a)	3,810.2	–	3,810.2	3,956.5	–	3,956.5	4,000.5	–	4,000.5
Less share of joint-ventures’ turnover	1(d)	(264.2)	–	(264.2)	(251.9)	–	(251.9)	(268.3)	–	(268.3)
Less share of associates’ turnover	1(d)	(81.7)	–	(81.7)	(85.5)	–	(85.5)	(83.3)	–	(83.3)

Group turnover	1(c)	3,464.3	–	3,464.3	3,619.1	–	3,619.1	3,648.9	–	3,648.9
Continuing operations	3,407.6	–	3,407.6	3,444.4	–	3,444.4	3,352.7	–	3,352.7
Acquisitions	21	27.9	–	27.9	–	–	–	–	–	–
Discontinued operations	1(c)	28.8	–	28.8	174.7	–	174.7	296.2	–	296.2
Costs and overheads	3	(3,098.9)	(29.3)	(3,128.2)	(3,267.6)	(87.8)	(3,355.4)	(3,262.1)	(87.6)	(3,349.7)

Group operating profit	1(c)	365.4	(29.3)	336.1	351.5	(87.8)	263.7	386.8	(87.6)	299.2
Share of joint-ventures’ operating profit	1(d)	23.3	(20.5)	2.8	29.8	–	29.8	31.3	–	31.3
Share of associates’ operating profit	1(d)	10.8	–	10.8	12.2	–	12.2	13.0	–	13.0

Operating profit including
joint-ventures and associates	1(a)	399.5	(49.8)	349.7	393.5	(87.8)	305.7	431.1	(87.6)	343.5
Continuing operations	394.3	(49.8)	344.5	394.4	(87.8)	306.6	425.5	(87.6)	337.9
Acquisitions	21	3.9	–	3.9	–	–	–	–	–	–
Discontinued operations	1(c)	1.3	–	1.3	(0.9)	–	(0.9)	5.6	–	5.6

Operating profit including joint-ventures and associates before amortisation of goodwill	452.1	(49.8)	402.3	450.4	(87.8)	362.6	492.4	(87.6)	404.8
Amortisation of goodwill	1(b)	(52.6)	–	(52.6)	(56.9)	–	(56.9)	(61.3)	–	(61.3)
399.5	(49.8)	349.7	393.5	(87.8)	305.7	431.1	(87.6)	343.5
Non-operating exceptional items	5
Discontinued operations
(Loss)/profit on disposal and termination of operations	–	(78.3)	(78.3)	–	(97.6)	(97.6)	–	9.0	9.0

Profit on disposal of fixed assets	–	1.8	1.8	–	2.7	2.7	–	2.0	2.0

–	(76.5)	(76.5)	–	(94.9)	(94.9)	–	11.0	11.0

Net interest payable and similar charges	6
Net interest payable	(58.2)	2.8	(55.4)	(70.9)	–	(70.9)	(78.5)	–	(78.5)

Unwinding of discount (net)	(4.5)	–	(4.5)	(3.6)	–	(3.6)	(4.5)	–	(4.5)

(62.7)	2.8	(59.9)	(74.5)	–	(74.5)	(83.0)	–	(83.0)

Profit on ordinary activities before taxation	336.8	(123.5)	213.3	319.0	(182.7)	136.3	348.1	(76.6)	271.5

Taxation	7
Charge for year	(80.1)	60.4	(19.7)	(78.9)	121.8	42.9	(91.5)	5.2	(86.3)

Profit for the financial year	256.7	(63.1)	193.6	240.1	(60.9)	179.2	256.6	(71.4)	185.2

Dividends
– Paid – 5.35p (5.00p, 4.55p)	(42.8)	–	(42.8)	(36.4)	–	(36.4)	(33.5)	–	(33.5)

– Proposed – 12.80p (11.95p, 10.85p)	(93.4)	–	(93.4)	(84.5)	–	(84.5)	(80.0)	–	(80.0)

Transfer to reserves	20	120.5	(63.1)	57.4	119.2	(60.9)	58.3	143.1	(71.4)	71.7

Earnings per ordinary share	8
– Basic	35.0	p	(8.6	)p	26.4	p	32.7	p	(8.3	)p	24.4	p	34.9	p	(9.7	)p	25.2	p

– Diluted	34.6	p	(8.5	)p	26.1	p	32.4	p	(8.2	)p	24.2	p	34.6	p	(9.6	)p	25.0	p

Consolidated profit and loss account	47

Back to Contents

Balance sheets
at December 31, 2004

		2004	2003	2004	2003

		Consolidated	Consolidated	Company	Company

			(restated)

	Notes	£m	£m	£m	£m

Fixed assets
Intangible	10	700.9	811.8	–	–

Tangible	11	2,440.1	2,563.1	–	–

Investment in joint-ventures	12
Share of gross assets		318.1	250.8	–	–

Share of gross liabilities		(132.6)	(99.8)	–	–

		185.5	151.0	–	–

Loans to joint-ventures and other investments	12	54.7	33.7	–	–

Investments in subsidiaries	12	–	–	8,590.7	3,210.9

Investments in associates	12	46.9	45.3	–	–

		3,428.1	3,604.9	8,590.7	3,210.9

Current assets
Stocks	13	308.4	307.7	–	–

Debtors	14	984.2	1,037.1	399.4	200.0

Investments	12	–	0.2	–	–

Cash at bank		1,394.3	1,510.6	–	–

		2,686.9	2,855.6	399.4	200.0

Prepayments and accrued income
Amounts due from insurers for Koppers’ liabilities (see below)	18	162.2	201.2	–	–

		2,849.1	3,056.8	399.4	200.0

Creditors – due within one year
Loans and overdrafts	16	1,031.2	986.9	–	–

Trade and other creditors	15	715.9	688.2	6,457.9	1,084.5

		1,747.1	1,675.1	6,457.9	1,084.5

Net current assets/(liabilities)		1,102.0	1,381.7	(6,058.5)	(884.5)

Total assets less current liabilities		4,530.1	4,986.6	2,532.2	2,326.4

Creditors – due after one year
Loans	16	1,058.3	1,465.9	387.9	–

Provisions for liabilities and charges
Koppers’ liabilities transferred to insurers (see above)	18	162.2	201.2	–	–

Provisions for other liabilities	17	584.5	590.2	–	–

		746.7	791.4	–	–

Capital and reserves
Called up share capital	19	73.7	73.7	73.7	73.7

Other reserves	20	972.4	972.4	–	–

Own shares	20	(30.1)	(8.9)	(26.1)	–

Profit and loss account	20	1,709.1	1,692.1	2,096.7	2,252.7

Equity shareholders’ funds	20	2,725.1	2,729.3	2,144.3	2,326.4

		4,530.1	4,986.6	2,532.2	2,326.4

Approved by the Board of Directors on February 24, 2005

Alan Murray Chief Executive
Jonathan Nicholls Finance Director

48	Balance sheets

Back to Contents

Consolidated cash flow statement
for the 12 months ended December 31, 2004

		2004	2003	2002

	Notes	£m	£m	£m

Net cash inflow from operating activities	23	559.1	536.5	585.9

Dividends received from associates		5.7	6.9	8.3

Dividends received from joint-ventures		14.2	17.8	26.9

Returns on investments and servicing of finance
Interest received		40.4	33.9	38.8

Interest paid		(93.0)	(97.4)	(125.3)

Interest element of finance lease rental payments		(0.6)	(0.4)	(0.4)

Net cash outflow from returns on investment and servicing of finance		(53.2)	(63.9)	(86.9)

Taxation		(18.3)	(18.4)	(19.7)

Capital expenditure and financial investments
Purchase of tangible fixed assets	1 and 11	(198.6)	(208.2)	(143.2)

Purchase of fixed asset investments*		(16.2)	(21.7)	(14.9)

Disposal/(purchase) of current asset investments		0.2	(0.1)	(0.2)

Sale of tangible fixed assets		18.5	24.5	32.5

Disposal of fixed asset investments	26	18.2	34.1	2.1

Net cash outflow from capital expenditure and financial investments		(177.9)	(171.4)	(123.7)

Acquisitions and disposals
Acquisition of subsidiary undertakings	22	(88.4)	(153.2)	(152.7)

Disposal of subsidiary undertakings	22 and 26	55.2	132.0	41.9

Cash in acquired and disposed subsidiary undertakings		1.0	0.9	6.6

Non-operating receipts		4.2	8.1	–

Net cash outflow from acquisitions and disposals		(28.0)	(12.2)	(104.2)

Dividends paid		(127.3)	(116.3)	(103.8)

Management of liquid resources
Decrease in current asset investments	25	–	12.5	347.0

Cash withdrawn from/(transferred to) deposits	25	44.0	(172.8)	(674.3)

		44.0	(160.3)	(327.3)

Net cash inflow/(outflow) before financing		218.3	18.7	(144.5)

Financing
Issue of ordinary share capital		–	–	2.6

Purchase of own shares held in treasury		(26.1)	–	–

Purchase of own shares by ESOP Trust*		–	–	(15.7)

(Repayments of)/increase in short-term loans		(298.0)	(613.6)	227.8

Proceeds of debenture loans		–	450.3	–

Proceeds of bank loans		76.8	199.9	–

Repayments of debenture loans		(16.5)	–	(3.1)

Capital element of finance lease rental payments		(1.0)	(4.1)	(1.3)

Net cash (outflow)/inflow from financing		(264.8)	32.5	210.3

Net cash (outflow)/inflow for the year after financing	25	(46.5)	51.2	65.8

*Cash outflows of £15.7m in 2002 have been reclassified from purchase of fixed asset investments to purchase of own shares by ESOP Trust

Consolidated cash flow statement	49

Back to Contents

Statement of total recognised gains and losses
for the 12 months ended December 31, 2004

		2004	2003	2002

			(restated)	(restated)

		£m	£m	£m

Profit on ordinary activities for the year excluding share
of profits of joint-ventures and associates		192.6	149.8	152.7

Share of joint-ventures’ profits for the year		(6.6)	21.7	23.5

Share of associates’ profits for the year		7.6	7.7	9.0

Profit for the year attributable to members of the parent company		193.6	179.2	185.2

Currency translation differences on foreign net equity		(39.1)	2.7	(137.5)

Total recognised gains and losses in the period		154.5	181.9	47.7

Prior year adjustment (in respect of adoption of UITF 17 and UITF 38)*		3.8	–	–

Total gains and losses recognised since the last Annual Report		158.3	181.9	47.7

Reconciliation of movements in shareholders’ funds
for the 12 months ended December 31, 2004

		2004	2003	2002

	Notes	£m	£m	£m

Opening shareholders’ funds (as previously reported)		2,722.4	2,660.2	2,720.8

Prior year adjustment*		6.9	3.9	17.8

Opening shareholders’ funds (restated)	20	2,729.3	2,664.1	2,738.6

Profit on ordinary activities after taxation		193.6	179.2	185.2

Dividends
– Paid		(42.8)	(36.4)	(33.5)

– Proposed		(93.4)	(84.5)	(80.0)

		2,786.7	2,722.4	2,810.3

Issue of ordinary share capital		–	–	2.6

Purchase of own shares		(26.1)	–	(15.7)

Employee share awards		(1.3)	(0.2)	1.7

Disposal of own shares		4.9	4.4	2.7

Currency translation differences on foreign net equity		(39.1)	2.7	(137.5)

Closing shareholders’ funds	20	2,725.1	2,729.3	2,664.1

*As explained in the Accounting policies on page 51

50	Statement of total recognised gains and losses Reconciliation of movements in shareholders’ funds

Back to Contents

Accounting policies

Accounting convention
The accounts have been prepared in accordance with UK accounting principles (including applicable accounting standards), using the historical cost convention. These differ in certain respects from accounting principles in the USA, a reconciliation to which is included in note 33 to the accounts. A summary of the group’s key accounting policies is set out below:

Changes in accounting policy
UITF Abstract 38 “Accounting for ESOP trusts”
UITF 38 requires the assets and liabilities of the group’s ESOP trust to be recognised in the group’s financial statements where there is de facto control of those assets and liabilities. The Company’s own shares held by the ESOP trust are deducted at cost from shareholders’ funds until they vest unconditionally with employees. UITF 38 is effective for periods ending on or after June 22, 2004 and supersedes UITF 13 “Accounting for ESOP trusts.” Prior to the adoption of UITF 38 the Company’s own shares held by the ESOP trust were recognised as an investment on the balance sheet at the lower of cost and estimated net realisable value.

UITF Abstract 17 (revised 2003) “Employee share schemes”
UITF 17 (revised 2003) supersedes UITF 17 (revised 2000) and is effective for periods ending on or after June 22, 2004. The abstract requires that the cost of awards to employees that take the form of shares or rights to shares should be recognised over the period to which the employee’s performance relates. The charge recognised is based on the fair value of the shares at the date of grant less any contribution from the employee.

Impact on financial statements
Compliance with UITF 38 and UITF 17 (revised 2003) has reduced the 2003 fixed asset investments by £8.9m, reduced other creditors by £15.8m and increased shareholders’ funds by £6.9m (£3.9m). The net profit for 2003 was decreased by £0.7m (£2.2m). The financial statements have been restated to reflect these changes. The estimated impact on the current year’s profit if UITF 38 and UITF 17 (revised 2003) had not been adopted would be to decrease net profit by £2.0m. The new abstracts have no impact on cash flows.

Basis of consolidation
The accounting reference date of the Company is December 31. The consolidated accounts incorporate the accounts of the Company and its subsidiary undertakings (subsidiaries) together with the group’s share of the results of associated undertakings (associates) and joint-ventures using the equity and gross equity methods, respectively.

Acquisitions and disposals
The results of companies and businesses acquired during the year are dealt with in the consolidated accounts from the date of acquisition. Upon the acquisition of a business the fair values that reflect their condition at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Adjustments are also made to bring the accounting policies of businesses acquired into alignment with those of the group. Where the consideration paid for a business exceeds the fair value of the net assets, the difference is treated as goodwill. Since the adoption of FRS 10 on January 1, 1998, goodwill (arising on acquisitions subsequent to December 31,1997) has been carried on the balance sheet and is amortised over the estimated economic life of the business (or entity) acquired up to a maximum of 20 years. Goodwill written off to reserves prior to January 1, 1998 has not been reinstated. On disposal of a business the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off directly to reserves.

Turnover
Turnover is recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered or services have been rendered, there is no future performance required and amounts are collectable under normal payment terms.

Turnover represents the net amounts charged or chargeable in respect of services rendered and goods supplied, excluding inter company sales, value added tax and other sales taxes. Turnover is recognised net of any discounts agreed with the customer. Turnover on long-term construction contracts is recognised as the value of measured works, claims, and variations on contracts in the year that have been invoiced. Claims and variations are only valued where they have been agreed with the client. Where it is foreseen that a loss will arise to the group on a long-term contract, full provision is made for that loss during the year.

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

Current assets
Stocks are stated at the lower of cost and net realisable value, on a first in first out basis. Cost includes raw materials, direct labour and expenses, and an appropriate proportion of production and other overheads. Full provision is made against slow moving stock based on historical experience.

Debtors are stated after deducting provision for doubtful debts.

Accounting policies	51

Back to Contents

Accounting policies continued

Tangible fixed assets
Tangible fixed assets are shown at cost less depreciation, depletion and any impairments. The cost of a tangible fixed asset comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Costs to develop new commercial aggregate deposits and for major development programmes at existing sites are capitalised and amortised over the life of the quarry. Repair and maintenance costs are charged to costs and overheads as incurred. No depreciation is provided on freehold land except for mineral reserves which are depleted on the basis of tonnage extracted to a maximum of 50 years. Depreciation of other fixed assets is calculated to write off their cost over their expected useful lives allowing for estimated residual value. The majority of fixed assets are written off on a straight line basis over the following periods:

Plant and equipment	2-30 years
Land, buildings and natural resources	up to 50 years

Asset impairment
Intangible and tangible assets are reviewed for potential impairment where there is some indication that impairment may have occurred, to ensure that assets are not carried at above their recoverable amounts. An impairment loss is recognised where the carrying amount is not covered by the discounted cash flows resulting from continued use of the assets or, where the asset is expected to be sold in the future, from its net realisable value, and is charged to the profit and loss account.

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

FRS 17 “Retirement Benefits” requires the assets of a defined benefit pension scheme to be measured at their market value and the liabilities to be measured using a specified actuarial valuation method and discounted using a corporate bond rate. Any pension scheme surplus or deficit arising is required to be recognised immediately on the group Balance Sheet. Any resulting actuarial gains and losses must be recognised immediately in the group Statement of Total Recognised Gains and Losses. Adoption of the standard in full is not currently required, however transitional disclosures have been complied with in note 29 of the Notes to the accounts.

Provisions
Provisions are discounted, unless the impact of discounting would not be material. Provisions for long-term obligations except deferred taxation are discounted at pre-tax debt rates.

Asset retirement obligations
A provision is recognised for the fair value of enforceable asset retirement costs in the period in which the obligation is incurred. An asset representing the cost of future benefits to be received is recorded and depreciated over its useful life. Other reclamation costs associated with the restoration of extracted aggregates are expensed as incurred.

Derivatives and financial instruments
Financial instruments, in particular forward currency contracts and currency swaps, are used to manage the financial risks arising from the business activities of the group and the financing of those activities. There is no trading activity in financial instruments. The group considers its financial instruments to be hedges when certain criteria are met.

The group’s criteria for an instrument to qualify for hedge accounting are that the instrument must be related to an asset, liability or forecast cash flow, it must involve the same currency as the hedged item and it must offset the effect of movements in foreign exchange and/or interest rates on the relevant asset, liability, cash flow or reported results of the group.

A discussion of how the financial risks are managed is included in the Financial review on pages 24 to 29. Financial instruments are accounted for using hedge accounting as follows:
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

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in note 30 of the Notes to the accounts.

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

	2004	2003	2002

Average rates
£/$ US	1.8294	1.6324	1.5016

£/euro	1.4738	1.4466	1.5921

£/$ AUS	2.4858	2.5211	2.7664

Year end rates
£/$ US	1.9199	1.7738	1.6016

£/euro	1.4125	1.4243	1.5391

£/$ AUS	2.4491	2.3871	2.8553

Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs
Expenditure on advertising is written off in the period in which it is incurred.

Reclassifications
Certain prior period amounts have been reclassified to conform with current period presentation.

International Financial Reporting Standards
As an EU-listed company, Hanson is required to adopt International Financial Reporting and Accounting Standards (IFRS), from January 1, 2005. We believe that our IFRS transition plans are well advanced. In June 2005 we intend to reissue our audited 2004 half and full year results as restated for IFRS. Hanson will also provide guidance for the first six months of 2005, in its trading statement in June 2005, under IFRS. The adoption of IFRS will first apply to the group’s financial statements for the half year ending June 30, 2005.

The group’s IFRS transition is being overseen by an IFRS Steering Committee which includes board representation and the Audit Committee is regularly informed of the progress of the transition plans. Our 2005 interim and annual reports will include restated 2004 comparatives and notes, to enable meaningful comparisons of current and prior year results.

The key differences between UK GAAP and IFRS as applicable to the group are set out below:

Goodwill and asset impairment
Under UK GAAP, goodwill is carried on the balance sheet and amortised on a straight line basis over its estimated economic life, normally assumed to be no more than 20 years. Under IFRS, goodwill will not be amortised, but will be reviewed annually and where an indicator of impairment exists. Goodwill deemed to be impaired will be required to be written down to its implied value.

Assets are reviewed for impairment under UK GAAP, where there is some indication that impairment may have occurred. As far as is reasonably practicable, the smallest group of assets that generate independent income streams should be considered, after apportioning a share of the assets and liabilities of the entity.

Under IFRS, assets and groups of assets are also reviewed for impairment where there is some indication that impairment may have occurred, at the level of the smallest identifiable group of assets that generates independent cash flows and after apportioning a share of centrally held assets. Under the business combinations exemption in IFRS 1 “First-time Adoption of International Financial Reporting Standards,” goodwill previously written off directly to reserves under UK GAAP is not recycled to the income statement on disposal or part-disposal of the subsidiary, joint-venture or associate as it would be under UK GAAP.

Pensions and other post-retirement benefits
Under UK GAAP, the cost of providing pension and other post-retirement benefits is charged to the consolidated profit and loss account over employee service lives in accordance with SSAP 24 “Accounting for pension costs”. Under IFRS, pensions and other post-retirement benefit plan assets and liabilities are carried at their fair value, at the balance sheet date. The additional FRS 17 “Retirement Benefits” disclosures give the pension fund surpluses and deficits and the liabilities for other retirement benefits based on the valuation methodologies required by the Standard. IAS 19 “Employee Benefits” takes a similar valuation approach to FRS 17, and also permits entities to recognise the effects of any movements in the surpluses or deficits immediately, in common with FRS 17, or to introduce these movements gradually, using the corridor approach.

Derivative instruments and hedging activities
The group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risk. Under UK GAAP, these instruments are measured at cost and accounted for as hedges, whereby gains and losses are deferred until the underlying transaction occurs. Under IFRS, derivative instruments are recognised on the balance sheet at fair value. In order to achieve hedge accounting, certain criteria must be established regarding documentation, designation and effectiveness of the hedge.

Deferred taxation
Under UK GAAP, deferred taxation is provided on all timing differences, except those specifically excluded by FRS 19 “Deferred tax”, including those that relate to revaluations where no sale is in process, or where it is probable that rollover relief or losses will be applied to the gain. Under IFRS, deferred taxation is provided on substantially all differences between the book and tax bases of assets and liabilities except those arising from goodwill that is not deductible for tax purposes.

Accounting policies	53

Back to Contents

Notes to the accounts
for the 12 months ended December 31, 2004

1	Segmental analysis

During 2004, the group restructured its trading operations into four identifiable trading regions: North America, the UK, Australia & Asia Pacific and Continental Europe. This has resulted in the comparative disclosures of segmental information being restated. The major products for each business segment are as follows:

Business	Products

North America
Hanson Aggregates North America	aggregates – crushed rock and sand and gravel – asphalt, cement and ready-mixed concrete

Hanson Building Products North America	bricks, concrete pipe and products, precast concrete and roofing tiles

UK
Hanson Aggregates UK	aggregates – crushed rock and sand and gravel – asphalt and ready-mixed concrete

Hanson Building Products UK	bricks, concrete products, concrete flooring and precast concrete

Australia & Asia Pacific
Hanson Australia	aggregates – crushed rock and sand and gravel – asphalt, cement, concrete products, precast concrete and ready-mixed concrete

Hanson Asia Pacific	aggregates – crushed rock and sand and gravel – asphalt, precast concrete and ready-mixed concrete

Continental Europe
Hanson Continental Europe	aggregates – crushed rock and sand and gravel – asphalt and ready-mixed concrete

Hanson assesses the performance of its divisions internally using operating profit. This is before interest and corporate costs, which the group does not allocate to its operating divisions. As such, the operating division profit numbers provided below and elsewhere in this document under both UK and US GAAP, always refer to operating profit.

Operating profit disclosures in the business segments below include £21.4m (£6.6m, £11.5m) in respect of surplus property and land disposals. Property gains are allocated as follows – North America £14.3m (£1.7m, £2.4m); UK £5.1m (£5.5m, £2.5m); Australia & Asia Pacific £1.7m (£0.3m, £2.0m); Continental Europe £0.3m (£(0.9)m, £1.9m); Central £nil (£nil, £2.7m).

Operating exceptional items are allocated as follows – North America £(20.5)m (£(42.2)m, £(6.0)m); UK £(20.5)m (£(1.5)m, £(2.5)m); Australia & Asia Pacific £(4.9)m (£(37.0)m, £(61.9)m); Continental Europe £(3.7)m (£nil, £nil); Central £(0.2)m (£(2.7)m, £0.8m); discontinued £nil (£(4.4)m, £(18.0)m).

			2004	2004	2003	2003	2002	2002

a)	Operating profit and turnover including joint-ventures		Profit†	Turnover*	Profit	Turnover*	Profit†	Turnover*
	and associates before operating exceptional items
					(restated)		(restated)

		Notes	£m	£m	£m	£m	£m	£m

	North America
	Hanson Aggregates		117.7	950.7	89.8	951.4	134.4	958.2

	Hanson Building Products		97.6	648.3	111.6	655.7	126.6	669.5

			215.3	1,599.0	201.4	1,607.1	261.0	1,627.7

	UK
	Hanson Aggregates		79.7	878.5	98.3	872.4	92.5	871.1

	Hanson Building Products		39.4	305.4	41.9	305.8	36.3	249.9

			119.1	1,183.9	140.2	1,178.2	128.8	1,121.0

	Australia & Asia Pacific
	Hanson Australia		61.2	579.7	50.7	522.3	26.0	439.3

	Hanson Asia Pacific		0.8	141.0	2.7	167.6	7.1	196.5

			62.0	720.7	53.4	689.9	33.1	635.8

	Hanson Continental Europe		24.0	277.8	21.9	306.4	17.9	303.5

	Central expenses		(22.2)	–	(22.5)	–	(15.3)	–

	Continuing operating profit and turnover		398.2	3,781.4	394.4	3,781.6	425.5	3,688.0

	Discontinued		1.3	28.8	(0.9)	174.9	5.6	312.5

			399.5	3,810.2	393.5	3,956.5	431.1	4,000.5

	Operating exceptional items	5	(49.8)	–	(87.8)	–	(87.6)	–

			349.7	3,810.2	305.7	3,956.5	343.5	4,000.5

	By geographical location
	North America		211.5	1,599.0	198.5	1,607.1	259.0	1,627.7

	UK		100.7	1,183.9	120.6	1,178.2	115.5	1,121.0

	Australia		61.2	579.7	50.7	522.3	26.0	439.3

	Continental Europe		24.0	277.8	21.9	306.4	17.9	303.5

	Asia		0.8	141.0	2.7	167.6	7.1	196.5

	Discontinued		1.3	28.8	(0.9)	174.9	5.6	312.5

			399.5	3,810.2	393.5	3,956.5	431.1	4,000.5

	Operating exceptional items	5	(49.8)	–	(87.8)	–	(87.6)	–

			349.7	3,810.2	305.7	3,956.5	343.5	4,000.5

†The contribution from acquisitions during the year is shown in the Consolidated profit and loss account
*The analysis of turnover shows the geographical segments from which products are supplied, which also represents the analysis of turnover by geographical destination

54	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

1	Segmental analysis continued

	2004	2004	2004	2003	2003	2003	2002	2002	2002

b) Operating profit before goodwillamortisation and exceptional items	Gross	Goodwill	Net	Gross	Goodwill	Net	Gross	Goodwill	Net

				(restated)		(restated)	(restated)		(restated)

	£m	£m	£m	£m	£m	£m	£m	£m	£m

North America
Hanson Aggregates	131.3	13.6	117.7	104.1	14.3	89.8	149.4	15.0	134.4

Hanson Building Products	111.2	13.6	97.6	125.8	14.2	111.6	140.6	14.0	126.6

	242.5	27.2	215.3	229.9	28.5	201.4	290.0	29.0	261.0

UK
Hanson Aggregates	85.9	6.2	79.7	105.0	6.7	98.3	98.6	6.1	92.5

Hanson Building Products	40.6	1.2	39.4	43.1	1.2	41.9	36.9	0.6	36.3

	126.5	7.4	119.1	148.1	7.9	140.2	135.5	6.7	128.8

Australia & Asia Pacific

Hanson Australia	72.3	11.1	61.2	61.9	11.2	50.7	36.2	10.2	26.0

Hanson Asia Pacific	5.6	4.8	0.8	9.0	6.3	2.7	16.5	9.4	7.1

	77.9	15.9	62.0	70.9	17.5	53.4	52.7	19.6	33.1

Hanson Continental Europe	25.5	1.5	24.0	23.0	1.1	21.9	19.5	1.6	17.9

Discontinued	1.9	0.6	1.3	1.0	1.9	(0.9)	10.0	4.4	5.6

Central expenses	(22.2)	–	(22.2)	(22.5)	–	(22.5)	(15.3)	–	(15.3)

	452.1	52.6	399.5	450.4	56.9	393.5	492.4	61.3	431.1

c) Group turnover and operating profit before joint-ventures and associates and exceptional items	2004	2004	2003	2003	2002	2002

	Group		Group		Group
	operating	Group	operating	Group	operating	Group
	profit	turnover	profit	turnover	profit	turnover

			(restated)		(restated)

	£m	£m	£m	£m	£m	£m

North America
Hanson Aggregates	113.5	897.3	85.2	889.3	131.8	899.0

Hanson Building Products	97.6	647.4	111.4	654.9	126.4	668.5

	211.1	1,544.7	196.6	1,544.2	258.2	1,567.5

UK
Hanson Aggregates	62.2	771.9	79.8	760.2	73.6	761.8

Hanson Building Products	39.4	305.4	41.9	305.8	36.3	249.9

	101.6	1,077.3	121.7	1,066.0	109.9	1,011.7

Australia & Asia Pacific
Hanson Australia	46.6	413.2	32.0	362.4	11.5	292.2

Hanson Asia Pacific	3.0	124.5	2.7	167.6	8.3	179.9

	49.6	537.7	34.7	530.0	19.8	472.1

Hanson Continental Europe	24.0	275.8	21.9	304.2	17.8	301.4

Discontinued	1.3	28.8	(0.9)	174.7	(3.6)	296.2

Central expenses	(22.2)	–	(22.5)	–	(15.3)	–

	365.4	3,464.3	351.5	3,619.1	386.8	3,648.9

d) Analysis of group’s share of joint-ventures and associates turnover and operating profit before exceptional items	2004	2004	2003	2003	2002	2002

	Profit	Turnover	Profit	Turnover	Profit	Turnover

	£m	£m	£m	£m	£m	£m

North America
Hanson Aggregates	4.2	53.4	4.6	62.1	2.6	59.2

Hanson Building Products	–	0.9	0.2	0.8	0.2	1.0

	4.2	54.3	4.8	62.9	2.8	60.2

UK
Hanson Aggregates	17.5	106.6	18.5	112.2	18.9	109.3

Hanson Building Products	–	–	–	–	–	–

	17.5	106.6	18.5	112.2	18.9	109.3

Australia & Asia Pacific

Hanson Australia	14.6	166.5	18.7	159.9	14.5	147.1

Hanson Asia Pacific	(2.2)	16.5	–	–	(1.2)	16.6

	12.4	183.0	18.7	159.9	13.3	163.7

Hanson Continental Europe	–	2.0	–	2.2	0.1	2.1

Discontinued	–	–	–	0.2	9.2	16.3

	34.1	345.9	42.0	337.4	44.3	351.6

Notes to the accounts	55

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

1	Segmental analysis continued

e) Analysis of depletion, depreciationand capital expenditure	2004	2004	2004	2003	2003	2003	2002	2002	2002

			Capital			Capital			Capital
	Depletion	Depreciation	expenditure	Depletion	Depreciation	expenditure	Depletion	Depreciation	expenditure

	£m	£m	£m	£m	£m	£m	£m	£m	£m

North America

Hanson Aggregates	19.5	57.2	72.6	19.5	64.2	79.8	20.4	61.5	57.0

Hanson Building Products	–	22.5	38.2	–	22.5	22.1	–	23.6	22.6

	19.5	79.7	110.8	19.5	86.7	101.9	20.4	85.1	79.6

UK
Hanson Aggregates	6.9	30.9	35.4	6.6	29.3	45.7	6.4	32.2	21.6

Hanson Building Products	1.6	8.4	16.1	1.6	8.9	11.4	1.5	8.3	5.3

	8.5	39.3	51.5	8.2	38.2	57.1	7.9	40.5	26.9

Australia & Asia Pacific

Hanson Australia	5.4	22.3	25.5	4.7	21.9	29.7	3.8	17.7	12.8

Hanson Asia Pacific	1.1	5.4	2.4	2.8	8.2	7.4	2.9	9.1	4.4

	6.5	27.7	27.9	7.5	30.1	37.1	6.7	26.8	17.2

Hanson Continental Europe	1.7	7.8	6.5	1.6	9.3	9.6	1.1	13.3	11.4

Discontinued	0.1	1.1	1.9	0.2	7.6	2.5	0.1	13.7	8.1

	36.3	155.6	198.6	37.0	171.9	208.2	36.2	179.4	143.2

f) Analysis of capital employed, long-lived assets and total assets	2004	2004	2004	2003	2003	2003

	Capital	Long-lived	Total	Capital	Long-lived	Total
	employed	assets	assets	employed	assets	assets

				(restated)	(restated)	(restated)

	£m	£m	£m	£m	£m	£m

North America

Hanson Aggregates	1,257.9	1,160.2	1,584.9	1,406.9	1,288.8	1,693.9

Hanson Building Products	611.0	444.2	694.6	584.8	430.5	736.1

	1,868.9	1,604.4	2,279.5	1,991.7	1,719.3	2,430.0

UK
Hanson Aggregates	866.0	797.9	1,056.2	878.6	798.0	1,013.1

Hanson Building Products	311.0	265.8	372.7	270.5	241.8	339.7

	1,177.0	1,063.7	1,428.9	1,149.1	1,039.8	1,352.8

Australia & Asia Pacific
Hanson Australia	564.5	551.8	646.4	604.2	576.0	665.3

Hanson Asia Pacific	114.2	98.1	150.8	137.2	124.9	197.2

	678.7	649.9	797.2	741.4	700.9	862.5

Hanson Continental Europe	140.3	104.3	267.8	148.5	111.5	265.4

Discontinued	–	–	–	33.1	20.5	42.6

Central, property and other	–	5.8	1,503.8	–	12.9	1,708.4

	3,864.9	3,428.1	6,277.2	4,063.8	3,604.9	6,661.7

By geographical region
North America	1,868.9	1,604.4	2,279.5	1,991.7	1,719.3	2,430.0

UK	1,177.0	1,063.7	1,428.9	1,149.1	1,039.8	1,352.8

Australia	564.5	551.8	646.4	604.2	576.0	665.3

Continental Europe	140.3	104.3	267.8	148.5	111.5	265.4

Asia	114.2	98.1	150.8	137.2	124.9	197.2

Central	–	5.8	1,503.8	–	12.9	1,708.4

Discontinued	–	–	–	33.1	20.5	42.6

	3,864.9	3,428.1	6,277.2	4,063.8	3,604.9	6,661.7

Long-lived assets represents total fixed assets.

56	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

2 Capital employed reconciliation

		2004	2003

			(restated)

	Notes	£m	£m

Shareholders’ funds		2,725.1	2,729.3

Current tax and dividends	15	120.3	101.8

Provisions for non current tax	17	111.5	134.4

Net debt, investments and non-operating items		908.0	1,098.3

Capital employed	1	3,864.9	4,063.8

3 Costs and overheads

	2004	2004	2004	2004	2003	2003	2003	2002	2002	2002

	Continuing	Acquisitions	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total

					(restated)		(restated)	(restated)		(restated)

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Changes in stock of finished
goods and work in progress	(4.9)	(0.2)	(1.0)	(6.1)	5.0	(2.1)	2.9	(3.6)	13.1	9.5

Raw materials and consumables	938.0	7.7	10.5	956.2	932.8	98.1	1,030.9	916.3	153.4	1,069.7

Employment costs (note 4)	618.2	6.0	5.3	629.5	650.7	29.1	679.8	616.6	55.6	672.2

Depreciation and depletion	188.1	1.1	1.2	190.4	198.7	7.8	206.5	198.1	13.8	211.9

Depreciation of finance leased assets	1.5	–	–	1.5	2.4	–	2.4	3.7	–	3.7

Amortisation of goodwill (note 10)†	47.3	0.8	0.6	48.7	55.0	1.9	56.9	56.9	4.4	61.3

Other operating charges	1,259.2	8.6	10.9	1,278.7	1,247.4	40.8	1,288.2	1,174.3	59.5	1,233.8

Exceptional operating items (note 5)	29.3	–	–	29.3	87.8	–	87.8	87.6	–	87.6

	3,076.7	24.0	27.5	3,128.2	3,179.8	175.6	3,355.4	3,049.9	299.8	3,349.7

†	Amortisation of goodwill shown above excludes amortisation of goodwill on joint-ventures and associates of £3.9m (£nil, £nil) as disclosed in note 12

	2004	2003	2002

Included above:	£m	£m	£m

Minimum lease payments	48.4	33.9	20.8

Contingent lease payments	2.2	20.1	34.6

	50.6	54.0	55.4

Less: sublease rental income	(2.6)	(2.7)	(7.2)

	48.0	51.3	48.2

Represented by:
Operating lease rentals – land and buildings	16.7	27.7	26.4

Operating lease rentals – plant and equipment	31.3	23.6	21.8

	48.0	51.3	48.2

Research and development	1.8	1.3	1.6

Advertising costs	3.8	3.1	4.5

Remuneration of auditors

Audit fees:
Group audit and subsidiary statutory audits†	4.4	2.7	2.9

Other regulatory reporting	0.2	0.3	0.3

Total audit fees	4.6	3.0	3.2

Audit related fees*	0.7	0.7	0.5

Tax fees	0.9	0.5	0.6

All other fees	–	0.3	0.2

Total payments to auditors	6.2	4.5	4.5

Non audit services represented by:
Fees for non audit services paid to Ernst & Young LLP within the UK	0.8	0.7	0.5

Fees for non audit services paid to Ernst & Young outside the UK	0.8	0.8	0.8

*	In addition to the fees disclosed in audit related fees, Ernst & Young LLP has provided audit services for various pension plans sponsored by Hanson. The total fees paid to Ernst & Young LLP by either Hanson or the relevant pension trustees were £0.1m (£0.1m, £0.2m)
†	Group audit and subsidiary statutory audits includes £1.6m (£nil) in respect of the Sarbanes-Oxley Act of 2002 (US) section 404 attestation fees

The Audit Committee has a policy for the provision of audit and non-audit services by the auditors. The policy requires all audit and non-audit services to be approved in advance by the Audit Committee or by a delegated body. The approval process requires full disclosure of the objective and scope of services to be performed in addition to the fee structure. The Audit Committee reviews all approved services and fees at subsequent meetings.

Notes to the accounts	57

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

4	Directors and employees

	2004	2003	2002
Employment costs
	£m	£m	£m

Aggregate gross wages and salaries	544.5	596.6	613.8

Employers’ social security costs	44.0	48.0	50.2

Post-retirement benefits	4.1	3.9	3.1

Employers’ pension costs	36.9	31.3	5.1

	629.5	679.8	672.2

The table below analyses the distribution of the average number of employees for the last three years by division and by geographic location.

	2004	2003	2002
Average number of persons employed during the year
	No.	No.	No.

North America
Hanson Aggregates	5,400	5,400	5,500

Hanson Building Products	6,300	5,800	5,200

	11,700	11,200	10,700

UK
Hanson Aggregates	3,700	3,600	3,800

Hanson Building Products	2,600	2,800	2,700

	6,300	6,400	6,500

Australia & Asia Pacific
Hanson Australia	2,600	2,400	2,300

Hanson Asia Pacific	1,700	2,100	2,100

	4,300	4,500	4,400

Hanson Continental Europe	1,400	1,400	1,500

Central	100	100	100

Discontinued	700	2,200	2,700

	24,500	25,800	25,900

By geographical location

North America	11,700	11,200	10,700

UK	6,400	6,500	6,600

Australia	2,600	2,400	2,300

Continental Europe	1,400	1,400	1,500

Asia	1,700	2,100	2,100

Discontinued	700	2,200	2,700

	24,500	25,800	25,900

The total number of employees at the year end was 23,800 (24,300, 25,600) excluding joint-ventures and associates.

Details of Directors’ emoluments and remuneration for each Director which form part of these accounts are given in the auditable part of the Remuneration report on pages 38 to 43.

58	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

5	Exceptional items

	2004	2003	2002
Operating exceptional items
	£m	£m	£m

Continuing operations
Integration and reorganisation costs	(0.2)	(3.2)	(0.6)

Impairment of Asia Pacific operations	(4.9)	(34.6)	(61.9)

Impairment of UK Aggregates operations	(20.5)	(2.9)	–

Impairment of North American operations	(20.5)	(41.6)	(22.6)

Impairment of Continental Europe operations	(3.7)	–	–

Other impairments	–	(5.5)	(2.5)

Operating exceptional items	(49.8)	(87.8)	(87.6)

Non-operating exceptional items
Discontinued operations
Loss on disposal of North American operations	–	(6.5)	(8.8)

Loss on disposal of Texas cement operations	–	–	(15.2)

Profit/(loss) on disposal of Asia Pacific operations	8.0	(20.1)	–

Receipts relating to terminated operations	4.1	14.8	6.0

Loss on other disposals and terminations	(95.9)	(85.8)	(10.4)

Release of demerger provisions and other creditors	5.5	–	37.4

(Loss)/profit on disposal and termination of operations	(78.3)	(97.6)	9.0

Profit on disposal of fixed assets and investments	1.8	2.7	2.0

Non-operating exceptional items	(76.5)	(94.9)	11.0

Total exceptional items before interest and taxation	(126.3)	(182.7)	(76.6)

Included in loss on other disposals and terminations is an amount of £79.7m (£76.6m) in respect of the increase in the group’s asbestos provision in 2004 as described in detail in note 17. Also included is £4.8m before tax (£nil) relating to the cost of ancillary litigation and bodily injury claims against discontinued operations in the USA. These cash costs now exceed the provision established at the time of demerger and charges of a similar nature are expected in the future.

The impairments recorded in the current year relate to: one of the group’s North American joint-ventures, which has been written down to its expected net realisable value, pending its disposal; a number of aggregates sites in the UK, identified as uneconomic following the strategic review of the UK Aggregates business and due to be closed, and certain other operations mainly in Asia and Europe. The impairment charges recorded in the current year include £27.7m (£46.2m, £28.5m) in respect of tangible net assets and £21.9m (£38.4m, £58.5m) in respect of goodwill.

The net tax credit in total relating to the above exceptional items amounts to £41.2m (2003 net tax credit of £42.5m, 2002 net tax charge of £22.9m).

Impairment charges represent the difference between the book value and the higher of net realisable value and value in use of the asset or group of assets identified as impaired. Value in use calculations used in impairment testing are based on projections of discounted cash flows of the asset or group of assets concerned. Cash flows used in value in use calculations are discounted using the country specific weighted average cost of capital rate, which ranges from 8.0% to 10.0%. Appropriately qualified individuals have been involved in impairment calculations to ensure that the value in use or net realisable value is properly stated.

6	Net interest

	2004	2003	2002
Interest payable and similar charges
	£m	£m	£m

On loans wholly repayable within five years:
– Bank loans and overdrafts	(15.2)	(15.2)	(16.6)

– Other loans	(46.8)	(57.4)	(58.0)

On loans not wholly repayable within five years:
– Bank loans and overdrafts	–	(0.2)	(0.1)

– Other loans	(30.2)	(29.6)	(39.7)

Total payable (including £0.5m (£0.4m, £0.4m) relating to finance leases)	(92.2)	(102.4)	(114.4)

Interest receivable and similar income*	40.0	33.9	37.6

Share of joint-venture interest	(3.3)	(2.4)	(1.7)

Share of associate interest	0.1	–	–

Net interest payable	(55.4)	(70.9)	(78.5)

Unwinding of discount (net)	(4.5)	(3.6)	(4.5)

Net interest payable and similar charges	(59.9)	(74.5)	(83.0)

*Includes £2.8m (£nil, £nil) in respect of exceptional interest income
Interest payable of £26.7m in respect of long-term swap items has been reclassified in 2003 from other loans not wholly payable within five years to other loans wholly repayable within five years.

Notes to the accounts	59

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

7	Taxation

a)	Analysis of tax charge in the year

	2004	2004	2004	2003	2003	2003	2002	2002	2002

	Before			Before			Before
	exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total	items	items	Total
UK
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Current tax:
UK corporation tax at 30.0%	(106.1)	2.9	(103.2)	3.9	–	3.9	(4.7)	–	(4.7)

Double tax relief†	106.1	–	106.1	–	–	–	–	–	–

Receipt for group relief	5.3	–	5.3	3.8	0.2	4.0	9.8	15.0	24.8

UK corporation tax credit	5.3	2.9	8.2	7.7	0.2	7.9	5.1	15.0	20.1

Foreign tax	(37.7)	3.2	(34.5)	(36.3)	3.3	(33.0)	(45.0)	18.4	(26.6)

Share of joint-ventures*‡	(8.8)	–	(8.8)	(7.6)	–	(7.6)	(11.1)	–	(11.1)

Share of associates‡	(3.3)	–	(3.3)	(4.5)	–	(4.5)	(4.0)	–	(4.0)

Total current tax	(44.5)	6.1	(38.4)	(40.7)	3.5	(37.2)	(55.0)	33.4	(21.6)

UK deferred tax
– Origination and reversal of timing differences	(6.3)	7.6	1.3	(9.7)	1.4	(8.3)	(4.5)	–	(4.5)

Foreign deferred tax:
– Release relating to prior years	–	–	–	–	50.0	50.0	–	–	–

– Origination and reversal of timing differences	(29.3)	46.7	17.4	(28.5)	66.9	38.4	(32.0)	(28.2)	(60.2)

Total deferred tax	(35.6)	54.3	18.7	(38.2)	118.3	80.1	(36.5)	(28.2)	(64.7)

Tax on profit on ordinary activities	(80.1)	60.4	(19.7)	(78.9)	121.8	42.9	(91.5)	5.2	(86.3)

*Included within share of joint-ventures is £2.8 (£1.9m, £5.0m) relating to tax on partnership profits borne by the group
‡Included within the share of joint-ventures and associates is £5.3m (£4.3, £5.6m) in respect of UK current tax
†Double tax relief relates to dividends paid to the UK by overseas subsidiaries

b)	Factors affecting tax charge for the period

	2004	2004	2003	2003	2002	2002

	Before		Before		Before
	exceptional		exceptional		exceptional
	items	Total	items	Total	items	Total

			(restated)	(restated)	(restated)	(restated)

	£m	£m	£m	£m	£m	£m

Profit on ordinary activities before tax	336.8	213.3	319.0	136.3	348.1	271.5

Tax on ordinary activities at 30.0%	101.0	64.0	95.7	40.9	104.4	81.5

Permanent differences	4.6	4.6	44.8	44.8	23.2	23.2

Overseas tax rate differences	(27.6)	(27.6)	(27.4)	(27.4)	(28.5)	(28.5)

Accelerated capital allowances and timing differences	(64.6)	(64.6)	(17.2)	(17.2)	(9.3)	(9.3)

Current year tax losses not tax effected	47.2	47.2	88.5	88.5	(5.9)	(5.9)

Utilisation of tax losses brought forward	(6.7)	(6.7)	(125.4)	(125.4)	(16.6)	(16.6)

Prior year adjustments	(5.6)	(5.6)	(4.6)	(4.6)	(8.2)	(8.2)

Tax effect on exceptional items	–	30.9	–	51.3	–	(10.5)

Other	(3.8)	(3.8)	(13.7)	(13.7)	(4.1)	(4.1)

Total current tax	44.5	38.4	40.7	37.2	55.0	21.6

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

No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued. Tax losses and other timing differences with a value of £78.8m have not been recognised as their use is uncertain or not currently anticipated.

8	Earnings per ordinary share

The calculation of the basic earnings per ordinary share of 26.4p (24.4p, 25.2p) is based on the weighted average of 734,257,732 (733,948,618, 734,973,616) ordinary shares in issue during the year and profit for the financial year of £193.6m (£179.2m, £185.2m). The pre-exceptional basic earnings per ordinary share of 35.0p (32.7p, 34.9p) is calculated using the same number of shares referred to above and on earnings of £256.7m (£240.1m, £256.6m). Earnings per share is also calculated below, before exceptional items and goodwill amortisation, since the Directors consider that this gives a useful indication of underlying performance.

The calculation of the diluted earnings per ordinary share of 26.1p (24.2p, 25.0p) is based on the weighted average of 741,288,220 (740,405,972, 740,907,866) ordinary shares and the profit after taxation of £193.6m (£179.2m, £185.2m). The pre-exceptional diluted earnings per ordinary share of 34.6p (32.4p, 34.6p) is calculated using the same number of shares referred to immediately above and on earnings of £256.7m (£240.1m, £256.6m).

60	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

8	Earnings per ordinary share continued

The reconciliation from basic earnings per share to diluted earnings per share is given as follows:

	2004	2003	2002

	Number	Number	Number
	of shares	of shares	of shares

Weighted average ordinary shares in issue	736,968,849	736,968,849	736,441,256

Less: Weighted average own shares held	(2,711,117)	(3,020,231)	(1,467,640)

Basic number of shares	734,257,732	733,948,618	734,973,616

Options	405,751	240,724	186,601

Sharesave	879,847	414,530	895,300

Long-term incentive plan	5,744,890	5,802,100	4,852,349

Diluted number of shares	741,288,220	740,405,972	740,907,866

	2004	2004	2004	2003	2003	2003	2002	2002	2002

			Before			Before			Before
		Exceptional	exceptional		Exceptional	exceptional		Exceptional	exceptional
	Unadjusted	adjustment	items	Unadjusted	adjustment	items	Unadjusted	adjustment	items

				(restated)	(restated)	(restated)	(restated)	(restated)	(restated)

Earnings	£m	£m	£m	£m	£m	£m	£m	£m	£m

Earnings	193.6	63.1	256.7	179.2	60.9	240.1	185.2	71.4	256.6

Adjustment for goodwill amortisation	52.6	–	52.6	56.9	–	56.9	61.3	–	61.3

Earnings before goodwill amortisation	246.2	63.1	309.3	236.1	60.9	297.0	246.5	71.4	317.9

Earnings per share (in pence)

Basic earnings per share	26.4	8.6	35.0	24.4	8.3	32.7	25.2	9.7	34.9

Adjustment for goodwill amortisation	7.1	–	7.1	7.7	–	7.7	8.4	–	8.4

Basic before goodwill amortisation	33.5	8.6	42.1	32.1	8.3	40.4	33.6	9.7	43.3

Diluted earnings per share	26.1	8.5	34.6	24.2	8.2	32.4	25.0	9.6	34.6

Adjustment for goodwill amortisation	7.1	–	7.1	7.7	–	7.7	8.3	–	8.3

Diluted before goodwill amortisation	33.2	8.5	41.7	31.9	8.2	40.1	33.3	9.6	42.9

The basic earnings per share figure of 26.4p (24.4p, 25.2p), is calculated by taking the profit after tax for the financial year (described as earnings above), and dividing this by the weighted average ordinary shares in issue, after deducting shares held in employee trusts or as treasury shares. The basic ‘earnings’ number used has been adjusted by adding back goodwill amortisation and exceptional items above, and adjusted basic earnings per share figures have been calculated on this basis.

The diluted earnings per share figure of 26.1p (24.2p, 25.0p) is calculated by taking the basic number of shares above and adjusting these for the notional exercise of outstanding option and sharesave awards, where these would be deemed to have a dilutive impact. Adjusted diluted earnings per share amounts have been calculated by adding back goodwill amortisation and exceptional items to the basic earnings number.

9 Profit on ordinary activities after taxation

As permitted by the exemption in Section 230 of the Companies Act 1985 the Company has not presented its own profit and loss account. The loss for the year dealt with in the accounts of Hanson was £19.8m (profit of £200.0m). After dividends of £136.2m (£84.5m) the loss for the year was £156.0m (profit of £115.5m).

10 Intangible fixed assets

		2004	2003

		Goodwill	Goodwill

Cost	Notes	£m	£m

At January 1		1,114.2	1,166.4

Acquisitions	21	39.5	35.2

Disposals	21	(148.8)	(52.8)

Reallocations		(39.6)	(23.0)

Exchange adjustments		(42.0)	(11.6)

At December 31		923.3	1,114.2

Amortisation

At January 1		302.4	226.7

Provided during the year	3	48.7	56.9

Provision for impairment		1.4	38.4

Disposals	21	(102.6)	(13.2)

Reallocations		(17.9)	(2.9)

Exchange adjustments		(9.6)	(3.5)

At December 31		222.4	302.4

Net book value at January 1		811.8	939.7

Net book value at December 31		700.9	811.8

Notes to the accounts	61

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

11	Tangible fixed assets

	2004	2004	2004	2003	2003	2003

	Land,			Land,
	buildings			buildings
	and natural	Plant and		and natural	Plant and
	resources	equipment	Total	resources	equipment	Total

Consolidated	£m	£m	£m	£m	£m	£m

Cost
At January 1	1,979.3	1,566.1	3,545.4	1,978.3	1,528.6	3,506.9

Acquisitions	17.6	21.8	39.4	99.4	39.5	138.9

Reclassifications between asset categories	14.7	(19.5)	(4.8)	(8.4)	24.7	16.3

Reallocations*	–	373.7	373.7	–	–	–

Additions at cost#	18.2	186.7	204.9	25.4	182.8	208.2

Disposals	(106.8)	(78.4)	(185.2)	(51.6)	(170.0)	(221.6)

Exchange adjustments	(85.4)	(80.6)	(166.0)	(63.8)	(39.5)	(103.3)

At December 31	1,837.6	1,969.8	3,807.4	1,979.3	1,566.1	3,545.4

Depreciation and depletion
At January 1	363.6	618.7	982.3	324.1	567.6	891.7

Charge for the year	48.0	143.9	191.9	50.1	158.8	208.9

Reclassifications between asset categories	5.8	(7.1)	(1.3)	14.3	2.0	16.3

Reallocations*	–	373.7	373.7	–	–	–

Provision for impairment	17.6	6.6	24.2	3.8	42.4	46.2

Disposals	(82.5)	(56.7)	(139.2)	(15.7)	(137.5)	(153.2)

Exchange adjustments	(23.0)	(41.3)	(64.3)	(13.0)	(14.6)	(27.6)

At December 31	329.5	1,037.8	1,367.3	363.6	618.7	982.3

Net book amounts
At January 1	1,615.7	947.4	2,563.1	1,654.2	961.0	2,615.2

At December 31	1,508.1	932.0	2,440.1	1,615.7	947.4	2,563.1

	2004	2004	2004	2004	2003	2003	2003	2003

		Long	Short			Long	Short
Land, buildings and natural	Freehold	leasehold	leasehold	Total	Freehold	leasehold	leasehold	Total
resources comprise the following:
	£m	£m	£m	£m	£m	£m	£m	£m

Aggregates	910.9	–	89.9	1,000.8	988.5	8.7	110.7	1,107.9

Clay	132.0	–	–	132.0	132.7	–	–	132.7

Other land and buildings	353.3	0.8	21.2	375.3	351.0	1.3	22.8	375.1

At December 31	1,396.2	0.8	111.1	1,508.1	1,472.2	10.0	133.5	1,615.7

	2004	2003

	£m	£m

Cost of finance leased assets included in plant and equipment	80.8	80.1

Cumulative depreciation of finance leased assets	(49.7)	(49.0)

Net book amounts at December 31	31.1	31.1

Capital expenditure contracted at the balance sheet date	28.5	83.0

* Reallocations within asset categories includes adjustments to the cost and cumulative depreciation of tangible fixed assets acquired through previous acquisitions. These have no impact on net book value.
#Additions at cost include an amount of £6.3m in respect of expected plant decommissioning costs.

62	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

12	Investments

		Unlisted investments

			Loans to joint-
	Joint-	Associated	ventures and
	ventures	undertakings	associates	Other	Total

					(restated)

Fixed asset investments	£m	£m	£m	£m	£m

Consolidated
At January 1, 2003	131.5	44.3	10.9	0.3	187.0

Exchange movements	8.9	–	1.3	–	10.2

Movement in loans	–	–	21.7	–	21.7

Acquisitions	29.4	–	–	–	29.4

Share of retained profit	3.9	0.7	–	–	4.6

Provisions charged in year	–	(0.2)	–	–	(0.2)

Reallocations	20.1	0.5	(0.5)	–	20.1

Disposals	(42.8)	–	–	–	(42.8)

At December 31, 2003	151.0	45.3	33.4	0.3	230.0

Exchange movements	(5.7)	–	(2.1)	–	(7.8)

Additions	2.1	–	–	–	2.1

Movement in loans	–	–	14.1	–	14.1

Acquisitions	38.5	–	10.2	–	48.7

Share of retained profit	3.5	1.9	–	–	5.4

Amortisation of goodwill	(3.9)	–	–	–	(3.9)

Impairments	(20.5)	–	–	–	(20.5)

Reallocations	20.9	–	–	(0.1)	20.8

Disposals	(0.4)	(0.3)	(1.1)	–	(1.8)

At December 31, 2004	185.5	46.9	54.5	0.2	287.1

Acquisitions of joint-ventures includes £37.8m of goodwill. Investments in joint-ventures at December 31, 2004 includes goodwill at cost of £124.5m (£43.4m). The net book value of goodwill at December 31, 2004 was £73.6m (£39.5m). The Directors estimated the value of unlisted investments at December 31, 2004 to be £287.1m (£230.0m). Included within reallocations is £21.7m of goodwill allocated to joint-ventures, subsequently impaired by £20.5m.

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

Principal subsidiary undertakings, none of which are held directly by Hanson PLC, are as follows:

Principal subsidiary undertakings at December 31, 2004	Principal activity	% owned	Country	Year ended

Hanson Quarry Products Europe Ltd	quarry operations	100.0	UK	December

Aylett Corporation	investments	100.0	Guernsey	December

Harshaw Incorporated	investments	100.0	Guernsey	December

Hanson Aggregates Southeast, Inc	quarry operations	100.0	USA	December

Hanson Pipe and Products, Inc	supply of pipe and products	100.0	USA	December

Principal joint-ventures and associated undertakings, none of which are held directly by Hanson PLC, are as follows:

	Principal activity	Share capital and reserves	Full year pre-tax profit		% owned	Country	Year ended
Principal joint-ventures
at December 31, 2004		£m	£m

United Marine Holdings Ltd	quarry operations	29.9	13.5		50.0	UK	December

Cement Australia Holdings Ltd	cement production	197.0	24.1		25.0	Australia	December

Pioneer Road Services Pty Ltd	road surfacing	31.1	7.0		50.0	Australia	December

Metromix Pty Ltd	ready-mixed concrete and quarry operations	9.5	1.9		50.0	Australia	March

Campbell Ready Mix LP	ready-mixed concrete operations	59.2	8.0		50.0	USA	December

Piedras y Arenas Baja, S de R L de CV	quarry operations	3.5	(1.1)		50.0	Mexico	December

Alliance Construction Materials Ltd	ready-mixed concrete and quarry operations	0.5	(0.8	)*	50.0	Hong Kong	December

Principal associated undertakings
at December 31, 2004
Midland Quarry Products Limited	quarry operations	71.1	16.6		50.0	UK	December

*Profit for the eight months ended December 31, 2004

Notes to the accounts	63

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

12	Investments continued

Subsidiary
undertakings
cost

Fixed asset investments	£m

Company
At January 1, 2004	3,210.9

Additions	8,590.7

Disposals	(3,210.9)

At December 31, 2004	8,590.7

	2004	2003

Current asset investments	£m	£m

Consolidated
Unlisted	–	0.2

£nil (£nil) of the unlisted investments are taken as liquid resources in the net debt calculation.

13 Stocks

	2004	2003

	£m	£m

Raw materials	46.0	30.4

Work in progress	9.8	5.2

Finished stock and items for resale	252.6	272.1

	308.4	307.7

Stocks are stated net of provisions for slow moving and impaired stocks of £24.1m (£27.6m).

14 Debtors

	2004	2003	2004	2003

	Consolidated	Consolidated	Company	Company

Due within one year	£m	£m	£m	£m

Trade debtors	594.5	617.0	–	–

Subsidiary undertakings	–	–	8.7	200.0

Prepayments	46.5	42.9	–	–

Other debtors	91.0	97.9	0.1	–

	732.0	757.8	8.8	200.0

Due after one year

Subsidiary undertakings	–	–	390.6	–

Pension prepayment	204.9	199.6	–	–

Other debtors	34.8	38.8	–	–

Amounts recoverable from insurers	12.5	40.9	–	–

	984.2	1,037.1	399.4	200.0

Trade debtors are stated net of provisions for bad and doubtful debts of £32.4m (£31.5m).

15 Trade and other creditors

	2004	2003	2004	2003

	Consolidated	Consolidated	Company	Company

		(restated)

Amounts due within one year	£m	£m	£m	£m

Trade creditors	304.4	272.8	–	–

Subsidiary undertakings	–	–	6,356.3	1,000.0

Associates and joint-ventures*	19.7	–	–	–

Corporate taxes	26.9	17.3	–	–

Other taxes	28.1	16.6	–	–

Accruals and deferred income	170.6	211.2	8.2	–

Other creditors	72.8	85.8	–	–

Dividends	93.4	84.5	93.4	84.5

	715.9	688.2	6,457.9	1,084.5

*£23.2m of amounts payable to associates and joint-ventures are included within fixed asset investments (note 12) in 2003

64	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

16 Loans

	2004	2003	2004	2003

	Consolidated	Consolidated	Company	Company

Amounts due within one year	£m	£m	£m	£m

Debenture loans	902.5	961.7	–	–

Bank loans and overdrafts	128.7	25.2	–	–

	1,031.2	986.9	–	–

Debenture loans include £28.6m (£177.0m) relating to US dollars borrowed under US and European commercial paper programmes and £517.8m (£754.4m) relating to euros borrowed under a European commercial paper programme. Also included in debenture loans is $750m 6.75% guaranteed notes maturing in September 2005, of which $68.4m have been repurchased by the group. Bank loans, overdrafts and debenture loans bear interest at rates ranging from 2.1% to 6.75% per annum (weighted average of 4.2%). Outstanding instalments under finance leases totalling £0.5m (£1.6m) are included in debenture loans. Hanson had unused committed bank facilities of £726.8m (£860.5m) at December 31, 2004, which expire as follows:

	2004	2003

Unused committed bank facilities	£m	£m

2005	–	291.3

2006	519.2	569.2

2007 and after	207.6	–

	726.8	860.5

	2004	2003	2004	2003

	Consolidated	Consolidated	Company	Company

Amounts due after one year	£m	£m	£m	£m

Debenture loans	776.8	1,261.9	387.9	–

Bank loans	281.5	204.0	–	–

	1,058.3	1,465.9	387.9	–

	2004	2003	2004	2003

	Consolidated	Consolidated	Company	Company

Loans not wholly repayable within five years	£m	£m	£m	£m

5.25% notes 2013	386.4	417.6	–	–

7.875% notes 2010	387.9	419.4	387.9	–

Secured long-term loans	1.1	1.9	–	–

Unsecured long-term bank loans	–	1.7	–	–

	775.4	840.6	387.9	–

Loans repayable within five years
6.75% guaranteed notes 2005	–	422.3	–	–

Secured bank loans	–	0.6	–	–

Secured other loans	0.9	–	–	–

Unsecured bank loans	281.5	201.7	–	–

Unsecured other loans	0.5	0.7	–	–

	282.9	625.3	–	–

	1,058.3	1,465.9	387.9	–

	2004	2003	2004	2003

	Consolidated	Consolidated	Company	Company

Long-term debt is repayable to third parties as follows:	£m	£m	£m	£m

2005	–	424.6	–	–

2006	1.2	1.0	–	–

2007	82.2	0.9	–	–

2008	200.1	200.2	–	–

2009	0.3	–	–	–

Thereafter	774.5	839.2	387.9	–

	1,058.3	1,465.9	387.9	–

Bank loans, other loans and finance leases bear interest at rates which are either fixed or fluctuate in line with market rates and at the year end these ranged from 3.0% to 7.9% per annum. Unsecured bank loans payable within five years include a fixed rate debt obligation of £199.8m repayable in 2008, that has been swapped to a floating rate of interest and A$200m drawn for a period of less than three months on a revolving credit facility that matures in 2007.

Outstanding instalments under finance leases totalling £0.5m (£0.7m) are included above.

Notes to the accounts	65

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

17 Provisions for liabilities and charges

		Healthcare			Legal,
		and	Deferred		insurance,
		obligations to	and other	Reclamation	environmental
	Asbestos	employees	taxation	obligations	and other	Total

	£m	£m	£m	£m	£m	£m

At January 1, 2003	146.7	130.6	214.6	109.7	57.9	659.5

Increase in provisions due to unwinding of discount	–	–	–	2.6	1.0	3.6

Provided in year	76.6	9.1	–	10.3	18.8	114.8

Released in year	–	(0.7)	(80.1)	(0.8)	(0.2)	(81.8)

Acquisitions	–	–	0.6	2.9	0.9	4.4

Reallocation and transfer from/(to) current liabilities	–	4.3	5.0	(1.6)	(0.6)	7.1

Utilised and other	(26.5)	(11.0)	(0.6)	(8.5)	(26.1)	(72.7)

Exchange movements	(18.2)	(11.2)	(5.1)	(5.8)	(4.4)	(44.7)

At December 31, 2003	178.6	121.1	134.4	108.8	47.3	590.2

Increase in provisions due to unwinding of discount	–	–	–	3.6	0.9	4.5

Provided in year	78.6	15.2	–	6.1	14.9	114.8

Released in year	–	(0.7)	(18.7)	(0.8)	(7.0)	(27.2)

(Disposals)/acquisitions	–	–	(1.4)	(3.6)	0.3	(4.7)

Reallocation and transfer (to)/from current liabilities	–	(1.0)	–	5.7	–	4.7

Utilised and other	(32.4)	(12.1)	(0.3)	(6.7)	(12.1)	(63.6)

Exchange movements	(15.8)	(8.3)	(2.5)	(5.1)	(2.5)	(34.2)

At December 31, 2004	209.0	114.2	111.5	108.0	41.8	584.5

Asbestos
Various of the Company’s US subsidiaries are defendants, typically with many other companies, in lawsuits filed in state and federal courts by claimants who allege that they have suffered bodily injury as a result of exposure to asbestos-containing products, the manufacture of which by such subsidiaries ceased, depending on the subsidiary involved, between 1973 and 1984, which was prior to the time that these subsidiaries became members of the group.

The provision for the gross cost of asbestos is shown above. The related insurance asset is included within debtors due after one year in note 14 and the deferred tax asset relating to asbestos payments is included within “deferred and other taxation” above.

Claimant numbers and costs during the year
Information regarding the movement in asbestos claimants in the year and the cost of resolution in the year is provided below:

	2004	2003	2002

New claimants	18,700	28,900	32,200

Ohio duplicates	–	22,000	–

Resolutions	(7,150)	(8,200)	(18,200)

Outstanding claimants	135,750	124,200	81,500

Average gross cost of resolution ($)	8,294	5,268	2,049

Gross cost of resolution ($m)	59.3	43.2	37.3

Less insurance recoveries ($m)	(46.5)	(39.4)	(33.2)

Net cost before tax ($m)	12.8	3.8	4.1

At the end of 2004, outstanding claimants totalled approximately 135,750 (124,200, 81,500). In the USA claimants can file without illness or product identification. In the absence to date of federal reform, a number of states are looking to introduce an unimpaired docket which will suspend claims until there is proven evidence of illness. Notwithstanding these state level reforms, however, we continue to believe that the outstanding number of claimants is more likely to rise than fall in the near term.

New claimants were 18,700 for 2004, 35% less than the 28,900 claimants in 2003. Most of the reduction was due to fewer mass claims being filed in the period. Mass claimants in Mississippi have slowed significantly since new legislation was introduced effective April 1, 2003 to limit out of state mass filings. An additional 22,000 claimants were recognised in Ohio in 2003 to count each duplicate claim against two subsidiaries twice (previously only counted once).

The gross cost of resolving asbestos claims in 2004 was $59.3m ($43.2m, $37.3m) including legal fees of $27.4m ($21.4m, $16.0m). The net cost of asbestos for the year after insurance was $12.8m ($3.8m, $4.1m).

Of the claimants whose cases were resolved during 2004, approximately 80% were dismissed without payment. The aggregate amounts paid in settlement and average settlement payments in any given period, together with related defence costs, have fluctuated widely and are expected to continue to fluctuate widely depending on the nature of the claims resolved (including the proportion of which that are mass claims), disease mix, number of other defendants and jurisdiction of claim.

66	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

17	Provisions for liabilities and charges continued

Each of the Company’s relevant US subsidiaries, together with its insurance carriers and outside counsel, review each asbestos claim that is pursued by the claimants. In many cases the claimants are unable to demonstrate that any injury they have suffered resulted from exposure to the subsidiary’s products, in which case their claim is generally dismissed without payment. In those cases where a compensable disease, exposure to the subsidiary’s products and causation can be established, the subsidiary generally settles for amounts that reflect the type of disease, the seriousness of the injury, the age of the claimant, the particular jurisdiction of the claim and the number and solvency of the other defendants.

The Company’s approach to accounting for the asbestos claims against those US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable. The costs of resolving possible claims are accounted for as contingent liabilities (refer note 27). At present, based on detailed analysis and the assumptions noted below, the provision for those costs which are both probable and reliably estimable equates to approximately eight years of gross cost at current levels. Whilst further claims are likely to be resolved beyond this eight year period, the associated costs of resolution are not able to be reliably estimated and hence no provision has been made to cover these possible liabilities.

Assumptions made relate to the number, disease mix and location of future claims, trends in dismissal rates, settlement and defence costs, resolution of all existing claims, time scale of resolution of new claims, the continued solvency of co-defendants and expected insurance recoveries. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provisions for the cost of resolving asbestos claims will be an accurate prediction of the actual costs that may be incurred and as a result the provisions will be subject to potential revision from time to time as additional information becomes available and trends change.

Gross cost provision
In total, the full year increase in the provision for future asbestos costs was US$222.5m, including a second half charge of US$187.5m, taking the gross provision to US$480.0m before discounting. This is equivalent to a pre-tax charge of £121.6m less £41.9m for discounting to give a net pre-tax charge of £79.7m and a discounted deferred tax credit of £31.1m.

Movements in the provision for the year were as follows:

	Jan 1, 03	Discount	Provided	Utilised	Exchange	Jan 1, 04	Discount	Provided	Utilised	Exchange	Dec 31, 04

Undiscounted $’m

Gross cost provision	235.0	–	125.0	(43.2)	–	316.8	–	222.5	(59.3)	–	480.0

Insurance asset	(112.0)	–	–	39.4	–	(72.6)	–	–	46.5	–	(26.1)

Net cost	123.0	–	125.0	(3.8)	–	244.2	–	222.5	(12.8)	–	453.9

Deferred tax asset	(48.0)	–	(48.7)	1.5	–	(95.2)	–	(86.8)	5.0	–	(177.0)

Post-tax net cost	75.0	–	76.3	(2.3)	–	149.0	–	135.7	(7.8)	–	276.9

Discounted $’m

Gross cost provision	235.0	–	125.0	(43.2)	–	316.8	(78.8)	222.5	(59.3)	–	401.2

Insurance asset	(112.0)	–	–	39.4	–	(72.6)	2.1	–	46.5	–	(24.0)

Net cost	123.0	–	125.0	(3.8)	–	244.2	(76.7)	222.5	(12.8)	–	377.2

Deferred tax asset	(48.0)	–	(48.7)	1.5	–	(95.2)	29.9	(86.8)	5.0	–	(147.1)

Post-tax net cost	75.0	–	76.3	(2.3)	–	149.0	(46.8)	135.7	(7.8)	–	230.1

Discounted £’m

Gross cost provision	146.7	–	76.6	(26.5)	(18.2)	178.6	(43.0)	121.6	(32.4)	(15.8)	209.0

Insurance asset	(69.9)	–	–	24.1	4.9	(40.9)	1.1	–	25.4	1.9	(12.5)

Net cost	76.8	–	76.6	(2.4)	(13.3)	137.7	(41.9)	121.6	(7.0)	(13.9)	196.5

Deferred tax asset	(30.0)	–	(29.8)	0.9	5.2	(53.7)	16.3	(47.4)	2.7	5.5	(76.6)

Post-tax net cost	46.8	–	46.8	(1.5)	(8.1)	84.0	(25.6)	74.2	(4.3)	(8.4)	119.9

The rate used to discount the above items in 2004 was 4.25%.

Insurance asset
The insurance asset before discounting reduced to $26.1m at December 31, 2004 following utilisation of $46.5m during the year.

Most of the subsidiaries involved with asbestos claims have had agreements with their respective insurance carriers regarding the defence and settlement of asbestos claims, the terms of which varied for each such subsidiary. These insurance arrangements have resulted in the insurance companies having met substantially all of the amounts such subsidiaries have paid in the past in settlements and defence costs. Since July 1, 2004, one of the subsidiaries involved has started to make additional contributions to the cost of settlement. The insurance asset recognised by the Company at December 31, 2004 is assumed to be realised over the next four years. We continue to use a combination of litigation and negotiation to maximise the insurance cover available.

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

Notes to the accounts	67

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

17	Provisions for liabilities and charges continued

Risk factors
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

In light of such factors, the liability of the Company’s US subsidiaries involved in resolving asbestos claims may be materially different from current estimates and the impact of such claims might have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, the Company does not expect that the liability and costs associated with its US subsidiaries’ asbestos claims will have such a material adverse effect and, even assuming a material deterioration in current trends, on the evidence available to it, the Company does not expect that such claims would impact the ability of the Company to continue as a going concern.

Other provisions
Long-term provisions except deferred tax have been discounted at rates of up to 6.25%.

Healthcare and obligations to employees relate to post-retirement health and benefit costs of current and retired employees and are described in note 29.

Environmental and reclamation provisions have been established to cover those situations where the group has either a legal or contractual obligation to remedy known exposures. Reclamation provisions are expected to be utilised over the life of the relevant quarry. Legal and insurance and other provisions relate to acquisitions, disposals and rationalisations both arising on acquisitions and provided for in current and prior years. Legal and insurance, environmental and other provisions are expected to be utilised on a reducing basis over the next five years, depending in each case on the nature of the underlying obligation.

Where appropriate, environmental and reclamation provisions have been established after taking into account the opinions of suitably qualified and experienced consultants and after estimating the costs in line with current practice and standards.

The liabilities for deferred and other taxation provided were as follows:

	2004	2003

	£m	£m

Excess of capital allowances over depreciation	157.2	170.3

Short-term timing differences	(47.5)	(81.0)

Deferred tax asset relating to asbestos costs	(76.6)	(53.7)

Other	78.4	98.8

	111.5	134.4

Accounting Policies – Deferred Taxation (page 51) outlines those categories for which no deferred tax is provided.

18	Koppers’ liabilities

Koppers’ environmental obligations and related costs relate to the former US chemical operations disposed of by Beazer PLC prior to its acquisition by Hanson in 1991. Beazer and certain of its subsidiaries remain contractually and statutorily liable for certain environmental costs relating to these discontinued operations. During 1998 an agreement was signed under which, for a one-off premium and related transaction costs totalling $275.0m paid by the group, insurance cover of $800.0m in perpetuity (after payment by the group of the first $100.0m of remediation costs arising since January 1, 1998) was provided by subsidiaries of two re-insurance companies, Centre Solutions and Swiss Re.

At the end of 2004, $350.0m of the insurance cover had been utilised. The estimate of future probable cost, discounted at 5.1% (6.75%), and transferred to insurers is matched by amounts due from insurers, as shown in prepayments, and is as follows:

	2004	2003

	£m	£m

At January 1	201.2	199.5

Increase in prepayment/liability due to discounting	10.0	12.4

Increase in prepayment/liability due to reappraisal of liabilities	4.6	63.2

Decrease in prepayment/liability due to settlements	(39.5)	(52.6)

Exchange movements	(14.1)	(21.3)

At December 31	162.2	201.2

The Company estimates that this insurance cover is sufficient to meet future costs. The matched increase in the asset/liability during 2004 recognises the possibility of increased claims in future years. Factors which could cause actual remediation costs to differ from these estimates include (i) unknown adverse conditions arising at sites; (ii) third party claims in excess of estimates; (iii) changes to regulatory requirements for remedial technology (iv) any other significant variations to assumptions made in support of these estimates.

68	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

19	Share capital

The share capital of the Company is shown below:

		2004	2003	2002	2004	2003	2002

		Number	Number	Number	£m	£m	£m

Authorised
Ordinary shares of £0.10 (2003 £0.10, 2002 £2)		1,000,000,000	1,000,000,000	925,000,000	100.0	100.0	1,850.0

Allotted, called up and fully paid
Ordinary shares of £0.10 (2003 £0.10, 2002 £2)		736,968,849	736,968,849	736,968,849	73.7	73.7	1,473.9

Treasury shares
Ordinary shares of £0.10 held in treasury		6,350,000	–	–	0.6	–	–

During the period January 1, 2004 to December 31, 2004 no ordinary share capital was allotted.

At December 31, 2004, 7,989,949 ordinary shares were reserved to satisfy rights in respect of various employee share option schemes. The nominal value of reserved shares totalled £0.8m (£0.9m, £20.3m) at the balance sheet date, as set out below:
i)	options were exercisable over 320,749 ordinary shares under the closed Executive Share Option Schemes at dates up to 2005 all of which had a subscription price of 356.4p;
ii)	options were outstanding over 3,207,967 ordinary shares under the Share Option Plan. Of these 282,883 were exercisable at dates up to 2011 at a subscription price of 473.3p per share. Subject to performance criteria being met, the remaining options will be capable of being exercised at dates up to 2014. Of these 986,516 had a subscription price of 461.75p per share, 710,196 had a subscription price of 439.6p per share and 1,228,372 had a subscription price of 290.4p per share; and
iii)	options were outstanding over 4,461,233 ordinary shares under the Sharesave Scheme and were capable of being exercised at dates up to 2012, with subscription prices ranging from 237p to 428p per share with an average of 332.5p per share.

		Resulting total nominal value

Changes in the year to December 31, 2003 to the authorised share capital		£

In Old Hanson (up to and including October 14, 2003, the effective date of the Scheme).
October 14, 2003	£1,473.9m of the authorised share capital extinguished on cancellation
	of 736,968,849 ordinary shares of £2 each and then immediately restored
	by the same amount and the same number of shares pursuant to the Court
	Order dated October 13, 2003.	1,850,000,000

In New Hanson (the ‘Company’)
December 31, 2002	On incorporation, £1,000 divided into 1,000 ordinary shares of £1 each.	1,000

June 16, 2003	Increased by £49,999 on creation of 49,999 ordinary shares of £1 each. These Shares
	were immediately re-designated as 49,999 redeemable preference shares of £1 each.	50,999

July 30, 2003	Increased by £2,999,999,000 on creation of 2,999,999,000 ordinary shares
	of £1 each All the resulting 3,000,000,000 ordinary shares of £1 each
	consolidated into 1,000,000,000 ordinary shares of £3 each.	3,000,049,999

October 21, 2003	Reduced by £2,900,049,999 on i) the reduction in nominal value
	of 1,000,000,000 ordinary shares of £3 each to 10 pence each
	pursuant to the Court Order dated October 20, 2003; and
	ii) the redemption and cancellation of 49,999 redeemable preference shares.	100,000,000

		Resulting total nominal value

Changes in the year to December 31, 2003 to the issued share capital		£

In Old Hanson (up to and including October 14, 2003, the effective date of the Scheme).
To October 13, 2003	No additional share capital was allotted.

October 14, 2003	Existing 736,968,849 ordinary shares of £2 each cancelled and extinguished.
	The same number of ordinary shares of £2 each then immediately created and
	allotted as fully paid to New Hanson pursuant to the Court Order dated October 13, 2003.	1,473,937,698

In New Hanson (the ‘Company’)
December 31, 2002	On incorporation, £1 on allotment of one ordinary share of £1 fully paid in cash.	1

June 16, 2003	Increased by £50,001 on allotment of i) 49,999 redeemable preference shares
	of £1 each fully paid in cash; and ii) two ordinary shares of £1 each fully paid in cash.	50,002

July 30, 2003	The three issued ordinary shares, consolidated into one ordinary share of £3.	50,002

September 17, 2003	Increased by £3 on allotment of one ordinary share of £3 fully paid in cash.	50,005

October 14, 2003	Increased by £2,210,906,541 on i) allotment of 736,968,849 ordinary shares of
	£3 each credited as fully paid to Old Hanson shareholders pursuant to the Court
	Order dated October 13, 2003; and ii) gifting back to the Company and cancellation
	of two ordinary shares of £3 each.	2,210,956,546

October 21, 2003	Reduced by £2,137,259,661 on i) reduction in nominal value of 736,968,849 ordinary
	shares from £3 to 10 pence pursuant to the Court Order dated October 20, 2003; and
	ii) on redemption and cancellation of 49,999 redeemable preference shares of £1 each.	73,696,885

During the year to December 31, 2002 £2.2m nominal of ordinary share capital was allotted in respect of the following:
i) 60,137 ordinary shares under the Company’s executive share option schemes for an aggregate consideration of £0.2m.
ii) 1,031,961 ordinary shares under the Company’s sharesave schemes for an aggregate consideration of £2.4m.
There were no changes in the authorised share capital during the year ended December 31, 2002.

Notes to the accounts	69

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

20	Shareholders’ funds

	Share capital	Share premium account	Other reserves	Own shares	Profit and loss account	Total shareholders funds

					(restated)	(restated)

Consolidated	£m	£m	£m	£m	£m	£m

Balance at January 1, 2002	1,471.8	1,492.6	216.3	(0.3)	(441.8)	2,738.6

Share options exercised	2.1	0.5	–	–	–	2.6

Profit available for appropriation	–	–	–	–	185.2	185.2

Dividends on ordinary shares	–	–	–	–	(113.5)	(113.5)

Purchase of own shares by ESOP Trust	–	–	–	(15.7)	–	(15.7)

Employee share awards	–	–	–	–	1.7	1.7

Disposal of own shares by ESOP Trust	–	–	–	2.7	–	2.7

Exchange fluctuation	–	–	–	–	(137.5)	(137.5)

Balance at December 31, 2002	1,473.9	1,493.1	216.3	(13.3)	(505.9)	2,664.1

Capital restructure	737.0	(1,493.1)	756.1	–	–	–

Reduction of capital	(2,137.2)	–	–	–	2,137.2	–

Profit available for appropriation	–	–	–	–	179.2	179.2

Dividends on ordinary shares	–	–	–	–	(120.9)	(120.9)

Employee share awards	–	–	–	–	(0.2)	(0.2)

Disposal of own shares by ESOP Trust	–	–	–	4.4	–	4.4

Exchange fluctuation	–	–	–	–	2.7	2.7

Balance at December 31, 2003	73.7	–	972.4	(8.9)	1,692.1	2,729.3

Profit available for appropriation	–	–	–	–	193.6	193.6

Dividends on ordinary shares	–	–	–	–	(136.2)	(136.2)

Purchase of own shares held in treasury	–	–	–	(26.1)	–	(26.1)

Employee share awards	–	–	–	–	(1.3)	(1.3)

Disposal of own shares by ESOP Trust	–	–	–	4.9	–	4.9

Exchange fluctuation	–	–	–	–	(39.1)	(39.1)

Balance at December 31, 2004	73.7	–	972.4	(30.1)	1,709.1	2,725.1

	2004	2003	2002

		(restated)	(restated)

Profit and loss account	£m	£m	£m

Parent company	2,096.7	2,252.7	–

Subsidiary undertakings	(382.5)	(576.0)	493.1

Associates and joint-ventures	(5.1)	15.4	12.8

	1,709.1	1,692.1	505.9

Included within dividends for ordinary shares for the year ended December 31, 2004 of £136.2m, the interim dividend paid of £39.4m, the final dividend proposed of £93.4m and an adjustment in respect of prior year of £3.4m.

Included within the profit and loss account balance of £(5.1)m (£15.4.m, £12.8m) in respect of joint-ventures and associates above is the retained loss for the current year of £21.8m together with exchange movements of £1.3m (£(0.4)m, £0.2m). Cumulative goodwill written off directly to reserves in respect of acquisitions prior to January 1, 1998, net of amounts disposed of or recognised as impaired, amounted to £1,112.1m (£1,112.1m, £1,112.1m) at December 31, 2004.

Own shares
On May 31, 1995 Old Hanson established an Employee Share Trust (the “Trust”) approved by shareholders on May 15, 1995. The Trust as at December 31, 2004 held 1.0m (2.2m, 3.3m) ordinary shares in Hanson at a book value of £4.0m (£8.9m, £13.3m). The Trust waived its rights to dividends payable during the year and to its future dividends on its holding of the Hanson shares. The cost of the Hanson Sharesave Scheme, share option plans and schemes and the Long Term Incentive Plan, where awards are granted at a discount to the market price of the Company’s shares, is charged to the profit and loss account. During the year, the group contributed £nil (£nil, £15.7m) to the Trust.

Until shares vest unconditionally in employees, the reduction to shareholders’ funds in respect of share awards is £4.0m (£8.9m, £13.3m).

At December 31, 2004 6,350,000 shares were held in treasury. No further shares were purchased by the Company during the period January 1 to February 24, 2005. Pursuant to approval given by shareholders at the AGM held on May 13, 2004, as at December 31, 2004 the Company retained authority to purchase a further 67,250,000 of its own shares up to the end of the AGM to be held in 2005. Details of shares purchased during the year are shown below:

	Number of shares purchased	Nominal value of shares purchased	Average price paid per share, inclusive of transaction costs	Total cost of purchasing shares held in treasury

Period		£m	(pence)	£m

October 2004	5,800,000	0.6	412.4	23.9

November 2004	550,000	–	403.9	2.2

Total	6,350,000	0.6	411.6	26.1

70	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

20	Shareholders’ funds continued

		Share capital	Own shares	Profit and loss account	Total

Company		£m	£m	£m	£m

Balance at January 1, 2004		73.7	–	2,252.7	2,326.4

Profit available for appropriation		–	–	(19.8)	(19.8)

Dividend on ordinary shares		–	–	(136.2)	(136.2)

Purchase of own shares		–	(26.1)	–	(26.1)

Balance at December 31, 2004		73.7	(26.1)	2,096.7	2,144.3

At December 31, 2004, £2,190.1m (£2,337.2m) was available in the parent company for the payment of dividends.

21	Acquisitions and disposals

Acquisitions
During 2004 the North American division acquired the assets of US brick manufacturer Athens Brick for £22.0m on February 19. The assets of concrete pipe manufacturers Waco Precast, the assets of a roof tile manufacturer in Fort Myers, WPC Florida and an aggregates quarry in Sylvania were also acquired by the North American division on May14, June 25, July 16 and November 12 respectively for a total of £22.2m. The UK aggregates division acquired contractor Cumbrian Industrials Ltd on September 15 and the UK Building Products division acquired brick manufacturer Wilnecote on November 12 for a total of £41.6m. Within the Australian & Asia Pacific division two further bolt-on acquisitions totalling £2.6m were made.

During 2003, the North American division acquired aggregates producer Better Materials Corporation for £93.1m on July 18 and Wagner Quarries Company on July 25 for £21.4m, together with four other bolt-on acquisitions totalling £17.6m. An asset exchange with Oldcastle Materials, Inc., a subsidiary of CRH plc, was completed on July 12, whereby Hanson transferred seven rural quarries for assets which included five quarries in Indiana and northern Ohio. The Australian division completed the merger of its 50% interest in Australian Cement Holdings Pty Limited with Queensland Cement Limited, to form Cement Australia Holdings Limited on June 1, retaining a 25% interest in the merged entity. Nine other bolt-on acquisitions for the Australian division totalling £15.5m include two aggregates and ready-mixed concrete operations in western Australia and three aggregates operations in Melbourne and south east Queensland and ready-mixed concrete operations on the Sunshine Coast in Queensland. One other bolt-on acquisition was made by the group during 2003 for £5.6m. Non cash consideration of mergers and asset exchanges totalled £54.7m.

The following table sets out the effect of current year acquisitions on the consolidated balance sheet. In all cases, acquisition accounting has been applied which reflects a preliminary allocation of the purchase consideration and fair value adjustments to the net assets and liabilities. There were no material adjustments to bring book values into alignment with Hanson accounting policies.

	2004	2004	2004	2003	2003	2003

	Total book value	Fair value adjustments	Total fair value	Total book value	Fair value adjustments	Total fair value

	£m	£m	£m	£m	£m	£m

Tangible fixed assets	29.6	9.8	39.4	147.6	(8.7)	138.9

Joint-ventures and associates	–	–	–	9.1	20.3	29.4

Stock	7.6	(0.3)	7.3	13.0	(1.4)	11.6

Debtors	11.3	(0.4)	10.9	17.9	(1.6)	16.3

Cash	4.1	–	4.1	1.2	(0.1)	1.1

Creditors and overdrafts	(11.0)	(0.5)	(11.5)	(11.6)	(4.3)	(15.9)

Loans and finance leases	(1.9)	–	(1.9)	(2.7)	–	(2.7)

Provision for liabilities	0.8	(0.2)	0.6	(28.8)	22.8	(6.0)

	40.5	8.4	48.9	145.7	27.0	172.7

Total consideration			88.4			207.9

Goodwill on acquisitions			39.5			35.2

For the period since acquisition, turnover of £27.9m and operating profit of £3.9m in respect of the current year acquisitions is included within the profit and loss account as continuing operations, acquisitions.

The preliminary allocation of the purchase consideration to net assets and liabilities will be reviewed based on additional information up to December 31, 2005. The Directors do not anticipate that any net adjustments resulting from such reviews would have a material adverse effect on the financial position or results of Hanson’s operations. In respect of acquisitions in 2003, there were no material subsequent amendments to the preliminary allocations made.

Goodwill arising on current year acquisitions is not deductible for tax purposes.

Disposals
During 2004, the Australian & Asia Pacific division sold its Thailand operations on July 19 for £25.3m. The UK Building Products division sold its drainage business on May 14. The UK Aggregates division sold the Portland Stone operations on December 22 and the Pinden operations on December 24. The total proceeds from these three transactions were £17.6m. On April 30, the Australian & Asia Pacific division exchanged all of its Hong Kong operations for a 50% stake in Alliance Construction Materials (“Alliance”) a joint-venture between the Company and Alliance containing the Hong Kong operations and the concrete operations of Alliance. The exchange has been accounted for in accordance with UITF 31 “Exchange of business or other non-monetary assets for an interest in a subsidiary, joint venture or associate” and resulted in a receipt of £13.1m. Non cash consideration of mergers and assets exchanges totalled £11.9m.

On January 3, 2003, the North American division sold its 50% interest in North Texas Cement to its joint-venture partner for £75.7m, together with its ready-mixed concrete operations in Texas on July 18, 2003 for £48.8m. On November 12, 2003, the Continental Europe and Asia division disposed of its Singapore ready-mixed concrete division for £0.7m. Other group disposals during the year amounted to £10.1m. Non cash consideration of mergers and asset exchanges totalled £49.3m. The fair value adjustments for the year ended December 31, 2003 include £17.3m of goodwill on joint-ventures and associates.

Notes to the accounts	71

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

21	Acquisitions and disposals continued

On April 22, 2002 Hanson Brick Continental Europe was sold for £39.3m. The North America division disposed of Aggregate Haulers for £3.3m on April 4, 2002, together with a ready-mixed concrete and aggregate operation in Minnesota in December 2002 for £4.0m, and an asphalt batch plant in New York on September 27, 2002 for £2.4m.

	Net book value	Goodwill	Disposal costs	Net assets exchanged	Proceeds	Profit/ (loss)

Disposals	£m	£m	£m	£m	£m	£m

UK operations	13.5	0.9	0.2	–	17.6	3.0

Thailand operations	11.1	5.5	0.6	–	25.3	8.1

Hong Kong operations	13.9	37.8	–	25.9	25.0	(0.8)

Other	5.0	2.0	–	–	–	(7.0)

Total disposals 2004	43.5	46.2	0.8	25.9	67.9	3.3

North Texas Cement	75.7	–	–	–	75.7	–

Ready-mixed concrete – Texas	49.5	–	2.2	–	48.8	(2.9)

Ready-mixed concrete – Singapore	0.8	18.9	1.1	–	0.7	(20.1)

Other	38.4	20.7	–	–	59.4	0.3

Total disposals 2003	164.4	39.6	3.3	–	184.6	(22.7)

Hanson Brick Continental Europe	41.7	–	5.6	–	39.3	(8.0)

Other	8.7	1.2	1.5	–	9.7	(1.7)

Total disposals 2002	50.4	1.2	7.1	–	49.0	(9.7)

22		Purchase and disposal of subsidiary undertakings

		2004	2004	2003	2003	2002	2002

		Purchases	Disposal	Purchases	Disposals	Purchases	Disposals

	Notes	£m	£m	£m	£m	£m	£m

Fixed assets		(39.4)	33.0	(138.9)	49.1	(73.7)	38.4

Joint-ventures and associates		–	1.3	(29.4)	29.0	–	–

Stocks		(7.3)	9.8	(11.6)	8.6	(16.2)	37.2

Debtors		(10.9)	11.3	(16.3)	29.4	(42.7)	21.1

Cash		(4.1)	3.1	(1.1)	0.2	(5.2)	(1.4)

Current asset investments		–	–	–	75.7	–	–

Creditors and overdrafts		11.5	(10.6)	15.9	(8.7)	36.6	(14.3)

Loans and finance leases		1.9	(0.3)	2.7	–	0.2	(0.2)

Provisions for liabilities		(0.6)	(4.1)	6.0	(1.6)	2.0	(30.4)

		(48.9)	43.5	(172.7)	181.7	(99.0)	50.4

Less asset exchanges		–	(25.9)	–	–	–	–

Profit/(loss) on disposals	21	–	3.3	–	(22.7)	–	(9.7)

Other non-cash consideration		–	(11.9)	54.7	(49.3)	–	–

Goodwill	21	(39.5)	46.2	(35.2)	22.3	(53.7)	1.2

Cash consideration		(88.4)	55.2	(153.2)	132.0	(152.7)	41.9

23		Reconciliation of operating profit to net cash inflow from operating activities

		2004	2003	2002

			(restated)	(restated)

	Notes	£m	£m	£m

Group operating profit		336.1	263.7	299.2

Amortisation of goodwill	10	48.7	56.9	61.3

Impairments		29.1	84.6	87.0

Depreciation	11	155.6	171.9	179.4

Depletion	11	36.3	37.0	36.2

Provisions charged		13.4	32.6	18.5

Provisions utilisation		(38.0)	(48.0)	(57.6)

Profit on sales of tangible fixed assets		(5.5)	(2.3)	(8.0)

(Increase)/decrease in stocks		(16.5)	11.0	7.3

Increase in debtors		(16.7)	(45.7)	(33.1)

Increase/(decrease) in creditors		12.9	(28.7)	(1.6)

Other		3.7	3.5	(2.7)

Net cash inflow from operating activities		559.1	536.5	585.9

72	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

24	Analysis of net debt

	Jan 1,		Acquisitions	Other	Exchange	Dec 31,
	2002	Cash flow	and disposals	movements	movement	2002

	£m	£m	£m	£m	£m	£m

Cash at bank	121.5	(26.5)	6.6	–	(7.5)	94.1

Liquid resources
– Deposits	656.9	674.3	–	–	(54.4)	1,276.8

– Securities	373.6	(347.0)	–	–	(14.1)	12.5

Cash and investments per balance sheet	1,152.0	300.8	6.6	–	(76.0)	1,383.4

Debt due within one year
– Overdrafts	(167.2)	85.7	–	–	18.1	(63.4)

– Bank debt due within one year	(234.0)	(246.0)	–	(26.4)	(0.4)	(506.8)

– Debenture debt	(578.7)	18.2	–	(476.0)	29.5	(1,007.0)

– Finance leases	(2.5)	0.3	–	(1.6)	–	(3.8)

Loans and overdrafts per balance sheet	(982.4)	(141.8)	–	(504.0)	47.2	(1,581.0)

Debt due after one year
– Debenture and bank debt	(1,593.1)	3.1	–	501.5	119.6	(968.9)

– Finance leases	(6.2)	1.0	–	1.8	–	(3.4)

Loans per balance sheet	(1,599.3)	4.1	–	503.3	119.6	(972.3)

Net (debt)	(1,429.7)	163.1	6.6	(0.7)	90.8	(1,169.9)

For 2002, the cash flows are represented by cash in hand and at bank of £(26.5)m and overdrafts of £85.7m. Together with acquisitions and disposals of £6.6m, this totals £65.8m and represents the consolidated cash inflow for the year after financing.

		Jan 1,		Acquisitions	Other	Exchange	Dec 31,
		2003	Cash flow	and disposals	movements	movement	2003

	Notes	£m	£m	£m	£m	£m	£m

Cash at bank		94.1	48.5	0.9	–	(10.4)	133.1

Liquid resources
– Deposits		1,276.8	172.8	–	–	(72.1)	1,377.5

– Securities	12	12.5	(12.5)	–	–	–	–

Cash and investments per balance sheet		1,383.4	208.8	0.9	–	(82.5)	1,510.6

Debt due within one year
– Overdrafts		(63.4)	1.8	–	–	39.5	(22.1)

– Bank debt due within one year		(506.8)	527.5	–	–	(23.8)	(3.1)

– Debenture debt		(1,007.0)	86.1	–	(31.1)	(8.1)	(960.1)

– Finance leases		(3.8)	3.0	–	(0.8)	–	(1.6)

Loans and overdrafts per balance sheet		(1,581.0)	618.4	–	(31.9)	7.6	(986.9)

Debt due after one year
– Debenture and bank debt		(968.9)	(650.2)	(2.7)	29.2	127.4	(1,465.2)

– Finance leases		(3.4)	1.1	–	1.4	0.2	(0.7)

Loans per balance sheet		(972.3)	(649.1)	(2.7)	30.6	127.6	(1,465.9)

Net (debt)		(1,169.9)	178.1	(1.8)	(1.3)	52.7	(942.2)

For 2003, the cash flows are represented by cash in hand and at bank of £48.5m and overdrafts of £1.8m. Together with acquisitions and disposals of £0.9m, this totals £51.2m and represents the consolidated cash inflow for the year after financing.

	Jan 1,		Acquisitions	Other	Exchange	Dec 31,
	2004	Cash flow	and disposals	movements	movement	2004

	£m	£m	£m	£m	£m	£m

Cash at bank	133.1	(5.9)	1.0	–	3.5	131.7

Liquid resources
– Deposits	1,377.5	(44.0)	–	–	(70.9)	1,262.6

Cash at bank per balance sheet	1,510.6	(49.9)	1.0	–	(67.4)	1,394.3

Debt due within one year
– Overdrafts	(22.1)	(41.6)	–	–	58.4	(5.3)

– Bank debt due within one year	(3.1)	(116.8)	–	(1.8)	(1.7)	(123.4)

– Debenture debt	(960.1)	414.8	0.3	(394.0)	37.0	(902.0)

– Finance leases	(1.6)	0.4	–	0.7	–	(0.5)

Loans and overdrafts per balance sheet	(986.9)	256.8	0.3	(395.1)	93.7	(1,031.2)

Debt due after one year
– Debenture and bank debt	(1,465.2)	(60.3)	(1.9)	394.2	75.4	(1,057.8)

– Finance leases	(0.7)	0.6	–	(0.5)	0.1	(0.5)

Loans per balance sheet	(1,465.9)	(59.7)	(1.9)	393.7	75.5	(1,058.3)

Net (debt)	(942.2)	147.2	(0.6)	(1.4)	101.8	(695.2)

For 2004, the cash flows are represented by cash in hand and at bank of £(5.9)m and overdrafts of £(41.6)m. Together with acquisitions and disposals of £1.0m, this totals £(46.5)m and represents the consolidated cash outflow for the year after financing.

Notes to the accounts	73

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

25	Reconciliation of net cash flow movement to movement in net (debt)

	2004	2003	2002

	£m	£m	£m

Net cash (outflow)/inflow after financing (page 49)	(46.5)	51.2	65.8

(Increase)/decrease in long-term debt	(60.3)	(650.2)	3.1

Cash (withdrawn from) /transferred to deposits	(44.0)	172.8	674.3

Decrease in liquid resources	–	(12.5)	(347.0)

Decrease/(increase) in short-term loans	298.0	613.6	(227.8)

Capital element of finance leases	1.0	4.1	1.3

Change in net debt resulting from cash flows	148.2	179.0	169.7

Loans and finance leases acquired with subsidiaries	(1.9)	(2.7)	(0.2)

Loans and finance leases relating to disposals	0.3	–	0.2

Other financing movements	(1.4)	(1.3)	(0.7)

Exchange movement	101.8	52.7	90.8

Decrease in net debt in the year	247.0	227.7	259.8

Opening net debt	(942.2)	(1,169.9)	(1,429.7)

Closing net debt	(695.2)	(942.2)	(1,169.9)

Liquid resources constitute term deposits of no more than one year to maturity and current asset investments traded on an active market.

26	Cash flows relating to exceptional items

	2004	2003	2002

	£m	£m	£m

Operating exceptional items:
Integration and reorganisation costs	0.2	3.2	0.6

Non-operating exceptional items:
Taxation receipt for group relief	–	0.2	15.0

Interest received on exceptional overpaid tax and tax deposits	5.6	–	–

Disposal of subsidiary undertakings	55.2	132.0	41.9

Disposal of fixed asset investments	18.2	34.1	2.1

Receipts relating to terminated operations	4.2	8.1	5.0

27	Contingent liabilities

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

Asbestos
The Company’s approach to accounting for the asbestos claims against its US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable (refer note 17). The costs of resolving possible claims are accounted for as contingent liabilities. At present, based on detailed analysis and the assumptions noted below, the provision for those costs which are both probable and reliably estimable equates to approximately eight years of gross cost at current levels. Whilst further claims are likely to be resolved beyond this eight year period, the associated costs of resolution are not able to be reliably estimated and hence no provision has been made to cover these possible liabilities.

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

In light of such factors, the liability of the Company’s US subsidiaries involved in resolving asbestos claims may be materially different from current estimates and the impact of such claims might have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, the Company does not expect that the liability and costs associated with its US subsidiaries’ asbestos claims will have such a material adverse effect and, even assuming a material deterioration in current trends, on the evidence available to it, the Company does not expect that such claims would impact the ability of the Company to continue as a going concern.

74	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

27	Contingent liabilities continued

Details of asbestos claims against the Company’s US subsidiaries of the Company, the approach to provisioning and the associated contingent liabilities are detailed in note 17. At December 31, 2004, approximately 135,750 claimants were outstanding. The amounts of compensation formally claimed in the cases initially filed by these claimants vary but typically follow standard formulations that are used in various jurisdictions by various plaintiffs’ law firms. Of the claimants outstanding as of December 31, 2004, Hanson estimates that approximately 53% do not specify a dollar claim for damages, approximately 39% claim an amount “greater than US$25,000” and approximately 8% specify various amounts, typically “greater than” specified amounts between US$50,000 and US$1m. Hanson is not aware of any claim specifying an amount greater than US$40m. Hanson does not believe that the specific dollar amount mentioned in the claim is an accurate gauge of what relief, if any, the claimant may eventually recover from one of Hanson’s US subsidiaries, and most claimants fail to allocate their alleged claims of liability amongst the various named defendants.

Demerger
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

Bonds and guarantees
As at December 31, 2004 the group had contingent liabilities in respect of bank guarantees and performance bonds given to third parties amounting to £19.3m (£34.3m), of which £0.2m (£4.4m) relates to former trading activities of the group; £81.6m (£118.8m) in surety bonds issued primarily to US public authorities by US insurance companies in respect of reclamation liabilities of £42.1m (£43.2m), performance bonds of £31.2m (£64.9m) and other surety obligations of £8.3m (£10.7m). The group’s bankers have also issued letters of credit of £78.5m (£94.9m), primarily relating to environmental and restoration obligations and the deductible element of insurance programmes. The liabilities under the guarantees and bonds are not recorded on the consolidated balance sheet.

Other issues
In addition to US asbestos claims, the Company’s former and existing subsidiaries are subject from time to time to bodily injury and property damage claims and lawsuits, both on an individual and class action basis, either directly or as a result of indemnity obligations. Such claims and lawsuits relate primarily to former US chemical products and operations, in particular those relating to the wood treating and coal tar derivative industries; products and operations which are unrelated to the group’s present business and activities. In such cases where one of the Company’s subsidiaries is involved, there are often several potential defendants named in the claim or lawsuit. Since the Demergers no settlements have been paid by, or judgments rendered against, any of the Company’s subsidiaries which have had or could have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flow in connection with any such claims or lawsuits. In a number of instances, the claim or lawsuit against the subsidiary has not been pursued and has been dismissed. With respect to those claims or lawsuits that have been or are being pursued, the subsidiary concerned generally believes itself to have had or to have meritorious defences and such claims and lawsuits have been and are being vigorously defended. Insurance issues do arise on these claims and lawsuits, both in terms of settlement and defence coverage, the outcome of which can be uncertain. In certain instances no insurance coverage may be available to the relevant subsidiary. The insurance cover referred to in note 18 relating to the Koppers’ environmental obligations does not apply to the bodily injury claims and lawsuits described in this note, although it will address certain of the property damage claims. The cost relating to these claims is shown in note 5.

Several of the Company’s subsidiaries are subject to litigation in California courts arising out of sand dredging operations on submerged lands leased from the state of California. The litigation involves allegations that these subsidiaries underpaid royalties due under the leases and that sand was dredged from state owned lands without authorisation. The litigation includes claims by the state of California under California statutes providing for the recovery of treble damages and certain fines, penalties and attorney fees where the wrongful conduct involves false statements or conversion of state owned property. A press release by the California Attorney General states that he is seeking damages of $200m, although the complaint actually filed in court does not specify the amount of damages sought. The Company believes the claims are largely based on an incorrect interpretation of the relevant leases and its subsidiaries are aggressively defending the matter. However, in light of the uncertainties involved in any litigation, no assurances or predictions can be made on the outcome of this litigation.

Various subsidiaries of the Company are also the subject of a number of other pending legal proceedings incidental to present and former operations, acquisitions and disposals. The Company does not anticipate that the outcome of these proceedings, either individually or in aggregate, will have a material adverse effect upon the Company’s consolidated financial condition, results of operations or cash flow. However, in light of the uncertainties involved in any litigation and in particular in the USA, where there is the added potential for punitive damage awards, there can be no guarantee that a settlement might have to be made by, or an unfavourable judgment may be rendered against, the Company or one of its subsidiaries, which could have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flow in connection with the above mentioned non-asbestos claims and lawsuits.

Notes to the accounts	75

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

28 Commitments

	2004	2004	2003	2003

	Land and	Plant and	Land and	Plant and
	Buildings	equipment	buildings	equipment

The annual commitment under non-cancellable operating leases was:	£m	£m	£m	£m

Leases expiring:
Within one year	2.2	5.1	2.7	1.4

Within two to five years	7.6	3.7	7.4	4.7

After five years	18.2	0.2	12.5	0.4

	28.0	9.0	22.6	6.5

The future minimum rental commitments as at December 31, 2004 for finance leases and non-cancellable operating leases together with the present value of minimum lease payments under finance leases are as follows:

	Operating	Finance
	leases	leases

	£m	£m

2005	24.3	0.7

2006	20.1	0.4

2007	16.8	0.1

2008	13.4	–

2009	11.7	–

Thereafter	132.6	–

Total minimum lease payments	218.9	1.2

Less amount representing interest	–	(0.2)

Present value of minimum lease payments	–	1.0

Future minimum sublease receivable	(2.7)	–

29	Pensions and other post-retirement benefits

i)	Description of plans and details of cash contributions

Hanson has several funded defined benefit pension plans, the principal ones being in the USA and the UK, which cover a majority of the group’s employees who participate in the group’s pension plans. The benefits provided by these plans are based primarily on years of credited service and final average pensionable pay as defined under the respective plan provisions.

The Company, together with the relevant trustees of the various defined benefit plans, has a policy of ongoing review of the investment guidelines of each of the plans.

The UK defined benefit plans were closed to new employees joining the group after July 2002 and a new defined contribution plan was put into place. In the UK, the current level of employer contributions to defined contribution plans ranges from 5-10% dependent on the level of employee contribution.

During 2004 the Company continued with its own review of funding policy of the main US and UK defined benefit plans which built on the work carried out in 2003. The Company continues to adopt a funding policy that targets the accrued benefit obligation, which is higher than applicable statutory minimum funding levels in each country. Contributions by the Company totalled £57.8m in the year, principally in the USA, Canada, UK and Australia. In respect of the principal UK defined benefit plan, in addition to the ongoing regular contributions, the Company is scheduled to make additional payments of £8.4m in each of the next five years. The Company has not currently concluded on the level of contributions to the defined contribution or US defined benefit plans for the following year.

Hanson also participates in several multi-employer plans, principally in the USA, which provide defined benefits to certain of the group’s union employees. Multi-employer plans are accounted for as defined contribution schemes, since it is not possible to isolate the individual components of the charge that relate to the group from the other employers that participate in the plans. Contributions relating to multi-employer plans are based on negotiated collective bargaining agreements. The surpluses and deficits in the multi-employer plans are not considered to have a material impact on the Company.

The employer contributions to pension plans were as follows:

	2004	2003	2002

	Employer	Employer	Employer
	contribution	contribution	contribution

	£m	£m	£m

Defined benefit plans – additional	8.4	74.0	–

Defined benefit plans – regular	38.0	7.6	5.2

Defined contribution plans (including overseas plans)	7.6	7.0	5.2

Multi-employer plans	3.8	4.3	6.3

Total pensions	57.8	92.9	16.7

ii)  SSAP 24 – The information below concerns the treatment of pensions and other post-retirement benefits in the group accounts under accounting standard SSAP 24.

Pension plans
The group accounts for pensions, in particular the change to the profit and loss account, under SSAP 24 “Accounting for pension costs”. The objective of the standard is to spread pension costs systematically over the period for which benefits are received from the employee’s services.

76	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

29	Pensions and other post-retirement benefits continued

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

The pension charge in respect of defined contribution plans represents the contributions made and accrued for the period.

The charge to the profit and loss account under SSAP 24 is as follows:

SSAP 24 P&L charge	2004	2003	2002

	P&L charge	P&L charge	P&L charge

	£m	£m	£m

Defined benefit plans	25.5	20.0	(6.4)

Defined contribution plans (including overseas plans)	7.6	7.0	5.2

Multi-employer plans	3.8	4.3	6.3

Total pensions	36.9	31.3	5.1

Over time, the service cost element of the pension profit and loss charge in respect of the Company’s closed UK defined benefit plans is expected to rise as the members approach retirement.

The assumptions used for the most recent actuarial valuations (carried out as at January 1, 2004 for the USA plans and the principal UK plan) by independent qualified actuaries are set out below.

	UK	USA

	% pa	% pa

Rate of general increase in salaries	4.00	4.25

Rate of increase to pensions in payment	2.50	–

Discount rate applied to scheme liabilities	5.40	6.25

Expected return on assets	–	7.50

At the dates of the latest actuarial valuations of the defined benefit plans which were within the group at December 31, 2004, the market values of the assets of the plans amounted to approximately £1.7bn. The assessed value of these assets represented approximately 97% of the liabilities for benefits that had accrued to members, allowing for expected future increases in salaries.

Other post-retirement benefits
Hanson provides post-retirement healthcare and life insurance benefits, mainly in the USA, under a combination of funded and unfunded plans to certain groups of its retired and active employees. Hanson conforms with the provisions of the Urgent Issues Task Force Abstract 6 “Accounting for Post-Retirement Benefits other than Pensions” (UITF 6), which requires accrual of these costs over the period during which employees become eligible for such benefits, in accordance with SSAP 24.

The charge to the profit and loss account under SSAP 24 is as follows:

	2004	2003	2002

	£m	£m	£m

Other post-retirement benefits	4.1	3.9	3.1

Included above:
Service costs	1.1	1.4	1.0

The major assumptions used to determine the liabilities on a SSAP 24 basis for post-retirement benefits are as follows:

	2004	2003	2002

	%	%	%

Weighted average discount rate	5.75	6.25	6.75

Initial post-retirement benefit trend rate*	10.0-5.0	9.0-5.0	10.0-5.0

*2004, 2003 and 2002 assumed to decrease by 1% per annum to 5%

The total post-retirement obligations at December 31, 2004 are as follows:

	2004	2003

	£m	£m

Accumulated benefit obligations	68.2	75.3

Deferred actuarial variations	16.8	20.5

	85.0	95.8

Other post-retirement obligations	13.2	13.4

Total post-retirement obligations	98.2	109.2

Notes to the accounts	77

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

29	Pensions and other post-retirement benefits continued

iii) FRS 17 – The information below comprises the additional disclosures required by accounting standard FRS 17 “Retirement benefits” and shows, inter alia, what the effect on the group accounts would have been if the Company had adopted FRS 17 for 2004.

The object of FRS 17 disclosures is to present the pension and other post-retirement benefit plans’ assets and liabilities at their fair value at the balance sheet date and to separate the charge for pensions benefits accruing to employees in the period from the details of investment returns.

The date of the most recent actuarial valuation of the principal UK and the US plans is January 1, 2004. Qualified independent actuaries have updated these valuations to December 31, 2004, in order to calculate the funded status of the plans as at the year end.

Each of the defined benefit plans has independent trustees and some differentiating characteristics, and as a result there are a range of investment policies and parameters. In practice, however, all of the major plans utilise some level of fixed income securities ranging from 40% to 100% with the residual invested primarily in equities with a strong bias toward domestic equity markets.

In the UK, the objective of the trustees in investing the assets of the plans is to provide returns from its investments in the form of both income and capital growth to enable the liability requirements of the plans to be met over their long-term future. Account has been taken of the maturity profiles of the plans in setting the investment strategy with a policy that investment of the assets within the plans is in fixed interest and index-linked securities as a broad match for the pensioner liability. Although the trustees do not believe that it is practicable to set targets for the expected return on investments over a particular time period, the asset allocation selected is designed to achieve a higher return than the lowest risk strategy whilst maintaining a prudent approach to meeting the plans’ liabilities.

In the USA, the investment policy of the trustees is designed to maximise the total return on assets with a strong emphasis on preservation of capital in real terms. Assets should participate in rising markets, with defensive action in declining markets expected to an even greater degree. The total portfolio is expected to be less volatile than the market the majority of the time, although individual managers’ portfolios may be characterised by higher levels of volatility.

The major assumptions used to determine the liabilities on a FRS 17 basis for the significant defined benefit plans as at December 31, 2004 are set out below:

	2004	2004	2003	2003	2002	2002

	United	Unites	United	United	United	United
	Kingdom	States	Kingdom	States	Kingdom	States

	% pa	% pa	% pa	% pa	% pa	% pa

Rate of general increase in salaries	4.50	4.25	4.50	4.25	4.50	4.25

Rate of increase to pensions in payment	2.75	–	2.50	–	2.50	–

Discount rate applied to plan liabilities	5.30	5.75	5.40	6.25	5.50	6.75

Inflation assumption	2.75	2.50	2.50	3.50	2.50	3.50

Investigations have been carried out recently into the mortality experience of the major schemes in both the UK and the USA. These investigations concluded that the current mortality assumptions retain prudent allowance for future improvements in longevity. The current life expectancies underlying the value of the accrued liabilities for the main UK and US plans are:

	2004	2004	2003	2003	2002	2002

	UK	US	UK	US	UK	US

Current pensioners (at age 65) – males	18.0	16.7	18.0	16.7	18.0	16.7

Current pensioners (at age 65) – females	22.5	21.3	22.5	21.3	22.5	21.3

Future pensioners (at age 65) – males	19.3	16.7	18.0	16.7	18.0	16.7

Future pensioners (at age 65) – females	22.3	21.3	22.5	21.3	22.5	21.3

The expected rates of returns and market values of the assets of the principal defined benefit plans for the UK were as follows:

	2004	2004	2004	2003	2003	2003	2002	2002	2002

	Expected	Percentage		Expected	Percentage		Expected	Percentage
	long-term	of market	Market	long-term	of market	Market	long-term	of market	Market
	rate of return	value	value	rate of return	value	value	rate of return	value	value

Market value of assets	%	%	£m	%	%	£m	%	%	£m

Equities	7.3	40.5	493.2	7.5	40.4	465.3	7.5	40.3	421.2

Bonds	4.6	49.2	599.4	4.9	51.2	589.3	4.6	56.2	588.1

Other	5.0	10.3	125.2	4.0	8.4	96.2	4.0	3.5	36.9

Total	5.7	100.0	1,217.8	5.9	100.0	1,150.8	5.7	100.0	1,046.2

Present value of plan liabilities			(1,246.7)			(1,187.4)			(1,146.3)

Pension deficit before deferred tax			(28.9)			(36.6)			(100.1)

Deferred tax			8.7			11.0			30.0

Net pension deficit			(20.2)			(25.6)			(70.1)

78	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

29	Pensions and other post-retirement benefits continued

The expected rates of returns and market values of the assets of the principal defined benefit plans for the USA were as follows:

	2004	2004	2004	2003	2003	2003	2002	2002	2002

	Expected	Percentage		Expected	Percentage		Expected	Percentage
	long-term	of market	Market	long-term	of market	Market	long-term	of market	Market
	rate of return	value	value	rate of return	value	value	rate of return	value	value

Market value of assets	%	%	£m	%	%	£m	%	%	£m

Equities	8.0	59.8	298.8	10.0	58.1	298.9	10.0	55.7	255.6

Bonds	5.5	32.4	161.9	6.5	32.3	166.4	6.5	43.6	199.9

Other	5.0	7.8	39.0	5.0	9.6	49.4	5.0	0.7	3.0

Total	7.0	100.0	499.7	8.4	100.0	514.7	8.4	100.0	458.5

Present value of plan liabilities			(511.8)			(520.6)			(537.8)

Pension deficit before deferred tax			(12.1)			(5.9)			(79.3)

Deferred tax			4.7			2.3			30.9

Net pension deficit			(7.4)			(3.6)			(48.4)

In addition, the post-retirement medical benefits in the USA give rise to a FRS 17 liability before deferred tax of £77.2m (£71.3m) and after deferred tax of £47.1m (£43.5m).

The effect of the FRS 17 pension asset and post-retirement medical liability on the net assets and reserves of Hanson is set out below:

	2004	2003

Net assets	£m	£m

Net assets as stated in balance sheet	2,725.1	2,729.3

Pension asset recognised under SSAP 24 (note 14)	(204.9)	(199.6)

Pension liability recognised under SSAP 24 (note 17)	16.0	11.9

Other retirement benefits recognised under UITF6 (note 17)	98.2	109.2

Related deferred tax	32.7	28.6

Net assets excluding defined benefit asset/liabilities	2,667.1	2,679.4

FRS 17 pension liabilities (net of deferred tax of £17.0m (£15.8m))	(34.9)	(33.3)

FRS 17 other retirement benefits (net of deferred tax of £31.4m (34.3m))	(50.1)	(54.1)

Net assets including defined benefit asset/liabilities	2,582.1	2,592.0

	2004	2003	2002

Reserves	£m	£m	£m

Profit and loss reserve as stated in balance sheet	1,709.1	1,692.1	(505.9)

Pension asset recognised under SSAP 24 (note 14)	(204.9)	(199.6)	(150.8)

Pension liability recognised under SSAP 24 (note 17)	16.0	11.9	1.3

Other retirement benefits recognised under UITF6 (note 17)	98.2	109.2	129.3

Related deferred tax	32.7	28.6	15.5

Profit and loss reserve excluding amounts relating to defined benefit asset/liabilities	1,651.1	1,642.2	(510.6)

FRS 17 pension liabilities (net of deferred tax of £17.0m (£15.8m, £60.9m))	(34.9)	(33.3)	(119.8)

FRS 17 other retirement benefits (net of deferred tax of £31.4m (£34.3m, £40.0m))	(50.1)	(54.1)	(64.8)

Profit and loss reserve including amounts relating to defined benefit asset/liabilities	1,566.1	1,554.8	(695.2)

Notes to the accounts	79

Back to Contents

Notes to the accounts continued
 for the 12 months ended December 31, 2004

29	Pensions and other post-retirement benefits continued

Had FRS 17 been adopted in the preparation of the group’s accounts, the consolidated profit and loss account would have been charged as follows:

	2004	2004	2004	2004	2003	2003	2003		2003	2002	2002	2002		2002

	United	United			United	United				United	United
	Kingdom	States	Other*	Total	Kingdom	States	Other	*	Total	Kingdom	States	Other	*	Total

Proforma FRS 17 charge	£m	£m	£m	£m	£m	£m	£m		£m	£m	£m	£m		£m

Charged to operating profit:
Defined benefit plans

– Current service cost	26.9	9.1	1.8	37.8	31.7	9.2	1.4		42.3	26.9	9.3	0.7		36.9

Defined contribution plans (including overseas plans)	–	–	7.6	7.6	–	–	7.0		7.0	–	–	5.2		5.2

Multi-employer plans	–	–	3.8	3.8	–	–	4.3		4.3	–	–	6.3		6.3

Total operating charge	26.9	9.1	13.2	49.2	31.7	9.2	12.7		53.6	26.9	9.3	12.2		48.4

Credited to other finance income:
Expected return on pension plan assets	(67.5)	(42.2)	(1.3)	(111.0)	(58.6)	(36.3)	–		(94.9)	(83.4)	(51.2)	–		(134.6)

Interest on pension plan liabilities	63.8	31.0	1.4	96.2	61.8	35.2	–		97.0	56.1	38.8	–		94.9

Net interest	(3.7)	(11.2)	0.1	(14.8)	3.2	(1.1)	–		2.1	(27.3)	(12.4)	–		(39.7)

Net charge/(credit) to the
profit and loss account (before tax)	23.2	(2.1)	13.3	34.4	34.9	8.1	12.7		55.7	(0.4)	(3.1)	12.2		8.7

*Included under ‘Other’ are contributions made to Australian and Canadian defined benefit plans, the defined contribution, overseas and multi-employer plans

Had FRS 17 been adopted in the preparation of the group’s accounts, the following amounts would have been recognised in the statement of total recognised gains and losses in relation to the plans in the UK and the USA.

	2004	2004	2004	2003	2003	2003	2002	2002	2002

	United	United		United	United		United	United
	Kingdom	States	Total	Kingdom	States	Total	Kingdom	States	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m

Consolidated statement of total recognised gains and losses
Actual return less expected return on scheme assets	4.9	(31.6)	(26.7)	59.8	59.0	118.8	(161.8)	(103.2)	(265.0)

Experience gains and losses arising on the plan liabilities	118.9	47.0	165.9	29.5	13.2	42.7	(52.7)	20.5	(32.2)

Changes in assumption underlying the present value of the plan liabilities	(126.7)	(35.1)	(161.8)	(18.6)	(45.1)	(63.7)	(61.7)	(50.8)	(112.5)

Actuarial (loss)/gain recognised in the statement of total recognised
gains and losses	(2.9)	(19.7)	(22.6)	70.7	27.1	97.8	(276.2)	(133.5)	(409.7)

The movement in the deficit in the plans is analysed below:

	2004	2004	2004	2003	2003	2003	2002	2002	2002

	United	United		United	United		United	United
	Kingdom	States	Total	Kingdom	States	Total	Kingdom	States	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m

(Deficit)/surplus in plan at beginning of the year	(36.6)	(5.9)	(42.5)	(100.1)	(79.3)	(179.4)	171.8	46.9	218.7

Current service cost	(26.9)	(9.1)	(36.0)	(31.7)	(9.2)	(40.9)	(26.9)	(9.3)	(36.2)

Contributions	33.8	9.6	43.4	27.7	52.5	80.2	3.9	0.6	4.5

Other finance income	3.7	11.2	14.9	(3.2)	1.1	(2.1)	27.3	12.4	39.7

Actuarial (loss)/gain	(2.9)	(19.7)	(22.6)	70.7	27.1	97.8	(276.2)	(133.5)	(409.7)

Exchange adjustments	–	1.8	1.8	–	1.9	1.9	–	3.6	3.6

(Deficit) in plan at end of the year	(28.9)	(12.1)	(41.0)	(36.6)	(5.9)	(42.5)	(100.1)	(79.3)	(179.4)

The amounts that would have been charged to the statement of total recognised gains and losses under FRS 17 are set out below:

		2004	2004	2004	2003	2003	2003	2002	2002	2002

		United	United		United	United		United	United
		Kingdom	States	Total	Kingdom	States	Total	Kingdom	States	Total

Difference between the expected and actual return on plan assets:
–	Amount (£m)	4.9	(31.6)	(26.7)	59.8	59.0	118.8	(161.8)	(103.2)	(265.0)

–	Percentage of plan assets	0.4%	6.3%	1.6%	5.2%	11.5%	7.1%	15.5%	22.5%	17.6%

Experience gains and losses on plan liabilities:
–	Amount (£m)	118.9	47.0	165.9	29.5	13.2	42.7	(52.7)	20.5	(32.2)

–	Percentage of plan liabilities	9.5%	9.2%	9.4%	2.5%	2.5%	2.5%	4.6%	3.8%	1.9%

Total amount recognised in statement of total recognised gains and losses:
–	Amount (£m)	(2.9)	(19.7)	(22.6)	70.7	27.1	97.8	(276.2)	(133.5)	(409.7)

–	Percentage of plan liabilities	0.2%	3.8%	1.3%	6.0%	5.2%	5.7%	24.1%	24.8%	24.3%

80	Notes to the accounts

Back to Contents

Notes to the accounts continued
 for the 12 months ended December 31, 2004

30	Financial risk management

The group’s approach to managing financial risk is described in the Financial review on pages 24 to 29. The interest rate and currency profile of the financial assets and liabilities of the group are as follows:

Interest rate risk

				Fixed rate financial assets and liabilities					Fixed rate financial assets and liabilities

	Total	Floating rate financial assets, (liabilities)	Fixed rate financial assets, (liabilities)	Weighted average interest rate	Weighted average period for which rate is fixed	Total	Floating rate financial assets, (liabilities)	Fixed rate financial assets, (liabilities)	Weighted average interest rate	Weighted average period for which rate is fixed

	2004	2004	2004	2004	2004	2003	2003	2003	2003	2003

	£m	£m	£m	%	years	£m	£m	£m	%	years

Sterling
Assets	1,125.6	1,125.6	–			1,132.6	1,132.6	–

Liabilities	(625.7)	(625.7)	–			(661.9)	(661.9)	–

Net	499.9	499.9	–			470.7	470.7	–

US dollar
Assets	764.9	764.9	–			966.8	966.8	–

Liabilities	(1,599.6)	(1,117.3)	(482.3)	7.05	2.3	(1,925.5)	(1,366.6)	(558.9)	7.03	3.1

Net	(834.7)	(352.4)	(482.3)			(958.7)	(399.8)	(558.9)

Australian dollar
Assets	1.9	1.9	–			0.2	0.2	–

Liabilities	(221.1)	(165.6)	(55.5)	6.60	2.4	(263.0)	(190.9)	(72.1)	6.60	2.8

Net	(219.2)	(163.7)	(55.5)			(262.8)	(190.7)	(72.1)

Euro
Assets	457.0	457.0	–			679.7	679.7	–

Liabilities	(519.9)	(519.9)	–			(757.8)	(757.8)	–

Net	(62.9)	(62.9)	–			(78.1)	(78.1)	–

Other
Assets	94.0	94.0	–			76.2	76.2	–

Liabilities	(172.3)	(172.3)	–			(189.5)	(187.5)	(2.0)	6.00	2.0

Net	(78.3)	(78.3)	–			(113.3)	(111.3)	(2.0)

Total
Assets	2,443.4	2,443.4	–			2,855.5	2,855.5	–

Liabilities	(3,138.6)	(2,600.8)	(537.8)	7.00	2.3	(3,797.7)	(3,164.7)	(633.0)	6.97	3.0

Net debt	(695.2)	(157.4)	(537.8)			(942.2)	(309.2)	(633.0)

	100%	23%	77%			100%	33%	67%

The amounts in the above table are shown after taking account of currency and interest rate swaps undertaken to manage the interest rate exposure of the group. It also includes the principal amount of any forward exchange contracts undertaken to manage the translation exposure of the net assets of overseas subsidiaries.

Fixed rate US dollar liabilities represent the $681.6m of the $750m bond repayable on September 15, 2005 and $250m of the $750m bond due September 27, 2010. The fixed rate liabilities in Australian dollars represent the net notional principal of interest rate swaps. Interest rate swaps starting at dates in the future are included in the weighted average period, but excluded from the weighted average rate, in the table above. Floating rate financial assets comprise cash deposits, the receivable element of forward exchange contracts and commercial paper. The majority of floating rate financial assets and liabilities bear interest based on the equivalents of LIBOR.

The group has taken advantage of the FRS 13 exemption to exclude debtors and creditors due within one year from this note. Also excluded is the Koppers liability and other discounted provisions which are accounted for at a discount of 5.1% (6.75%). These are all non interest bearing.

	2004	2003

Maturity of financial liabilities	£m	£m

In one year or less, or on demand	2,080.3	2,269.8

In more than one year but not more than two years	1.2	486.6

In more than two years but not more than five years	282.6	202.1

In more than five years	774.5	839.2

	3,138.6	3,797.7

Notes to the accounts	81

Back to Contents
Notes to the accounts continued for the 12 months ended December 31, 2004

30	Financial risk management continued

Currency exposures
As explained in the Financial review on pages 24 to 29, the group manages its currency exposures arising from its net investment overseas. The group has no significant transactional currency exposures in its day-to-day business.

The following table summarises Hanson’s net currency exposure as at December 31, 2004:

	2004	2004	2004	2004	2004	2003	2003	2003	2003	2003

	Gross	Net	Equity	Net foreign	Net	Gross	Net	Equity	Net foreign	Net
	capital	(debt)	shareholders	exchange	currency	capital	(debt)	shareholders	exchange	currency
	employed	cash	funds	contracts	exposure	employed	cash	funds	contracts	exposure

						(restated)		(restated)		(restated)

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	1,132.0	324.2	1,456.2	175.7	1,631.9	1,012.9	265.0	1,277.9	205.7	1,483.6

US dollar	1,456.5	(426.9)	1,029.6	(407.8)	621.8	1,761.5	(645.5)	1,116.0	(313.2)	802.8

Australian dollar	559.2	(202.3)	356.9	(17.0)	339.9	591.2	(6.5)	584.7	(256.3)	328.4

Euro	96.9	(484.3)	(387.4)	421.5	34.1	100.8	(624.3)	(523.5)	546.2	22.7

Other	175.7	94.1	269.8	(172.4)	97.4	205.1	69.1	274.2	(182.4)	91.8

Total	3,420.3	(695.2)	2,725.1	–	2,725.1	3,671.5	(942.2)	2,729.3	–	2,729.3

Hedges
As explained in the Financial review on pages 24 to 29, the group’s policy is to hedge the following exposures:
–	interest rate risk – using currency swaps, interest rate swaps and interest rate options
–	foreign exchange risk – using forward foreign currency contracts.

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

The table below analyses movements in the fair values of derivatives used to hedge financial assets and liabilities:

	2004	2004	2004	2003	2003	2003

	Fair	Fair	Total net	Fair	Fair	Total net
	value	value	assets	value	value	assets
	assets	liabilities	(liabilities)	assets	liabilities	(liabilities)

	£m	£m	£m	£m	£m	£m

Unrecognised gains and losses on hedges at January 1	49.6	(24.2)	25.4	70.2	(10.4)	59.8

Gains and losses arising in previous years that were recognised during the year	(1.3)	0.2	(1.1)	(1.2)	(0.2)	(1.4)

Gains and losses arising before January 1 that were not recognised during the year	48.3	(24.0)	24.3	69.0	(10.6)	58.4

Gains and losses arising in the year that were not recognised during the year	(10.6)	1.8	(8.8)	(19.4)	(13.5)	(32.9)

Unrecognised gains and losses on hedges at December 31	37.7	(22.2)	15.5	49.6	(24.1)	25.5

Of which:
Gains and losses expected to be recognised within one year	–	(1.3)	(1.3)	1.3	(0.1)	1.2

Gains and losses to be recognised after more than one year	37.7	(20.9)	16.8	48.3	(24.0)	24.3

	2004	2004	2003	2003

	Book value	Fair value	Book value	Fair value
Fair value of financial assets and liabilities
	£m	£m	£m	£m

Primary financial instruments held or issued to finance the group’s operations:
Short-term borrowings and current portion of long-term borrowings	(1,031.2)	(1,040.9)	(986.9)	(986.9)

Long-term borrowings	(1,058.3)	(1,161.0)	(1,465.9)	(1,582.8)

Other financial liabilities	(49.1)	(49.1)	(44.6)	(44.6)

Cash deposits	1,394.3	1,394.3	1,510.6	1,510.6

Derivative financial instruments held to manage the interest rate and currency profile of financial assets and liabilities:
Interest rate swaps	4.5	21.2	0.8	26.3

Derivative financial instruments held to manage cash flows:
Commodity swaps	–	(1.0)	–	–

Derivative financial instruments held to manage the currency profile of the net asset investment in overseas subsidiaries:
Forward exchange contracts	44.6	44.6	43.8	43.8

Net debt	(695.2)	(791.9)	(942.2)	(1,033.6)

For those financial assets and liabilities which bear either a floating rate of interest or no interest, fair value is estimated to be equivalent to book value. For long-term, traded fixed rate financial liabilities and interest rate swaps, fair value is estimated as the net present value of the future cash flows as implied by current yield curves. Commodity swaps are valued at market price. Foreign exchange contracts, being generally short-term in nature, are valued against the spot exchange rate ruling at the balance sheet date.

For debtors due after one year (note 14) and provisions for liabilities and charges (notes 17 and 18) fair value is estimated to be equivalent to book value, and is not included in the table above.

82	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2004

31	Related party transactions

During the year the group entered into arms length transactions, in the ordinary course of business, with related parties other than its directors.
Transactions entered into and trading balances outstanding are as follows:

	2004	2003	2002

	£m	£m	£m

Sales to related parties	37.1	36.1	27.3

Purchases from related parties	129.0	137.0	126.1

Amounts owed from related parties	3.2	4.8	8.0

Amounts owed to related parties	1.7	16.0	18.6

The related parties transactions shown above are in respect of joint-ventures and associates. Details of transactions with directors are given in the auditable part of the Remuneration report.

32	Subsequent events

On January 4, 2005, Hanson announced that it had completed the acquisition of Marshalls Clay Products Limited for a total consideration of £65m. There have been no other significant events since December 31, 2004.

33	US accounting information

a)	Comparison of UK and US accounting principles
The group’s accounts have been prepared in accordance with accounting principles generally accepted in the UK (UK GAAP), which differ in certain significant respects from generally accepted accounting principles in the USA (US GAAP). These differences relate principally to the following items, and the effect of each of the adjustments to profit for the financial year and equity shareholders’ funds that would be required under US GAAP is set out below.

Intangible assets
Under UK GAAP prior to January 1, 1998, goodwill arising on acquisitions was written off directly to reserves. Since December 31, 1997, all acquired goodwill has been capitalised and amortised over a period not exceeding 20 years. On disposal of a business, the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off to reserves.

Under US GAAP prior to January 1, 2002, goodwill arising on acquisitions prior to July 1, 2001, was capitalised and amortised over its estimated useful life, not exceeding 40 years. Under the transition provisions of SFAS 142 “Goodwill and other intangible assets”, goodwill which arose during the period subsequent to July 1, 2001 was capitalised, but has not been amortised. From January 1, 2002, goodwill is no longer amortised, but is reviewed annually for impairment.

Under US GAAP, separately identified intangible assets arising on acquisitions are capitalised and amortised over their useful lives of between one and eight years. Under UK GAAP, these assets are included within goodwill.

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

Asset recognition
Under UK GAAP, contingent assets become recognisable in accordance with the criteria set out in Financial Reporting Standard 12 “Provisions, contingent liabilities and contingent assets”. Where such an asset is recognised under UK GAAP, it is discounted to its present value based on the timing of expected cash flows. Although broadly similar, there are certain circumstances under US GAAP where a contingent asset can only be recognised if additional criteria are met.

Pensions
The cost of post-retirement benefits is based on consistent percentages of employees’ pensionable pay as recommended by independent actuaries. Under US GAAP, the pension cost or credit is determined by reference to the pension liability and the market value of the underlying plan assets, after adjustment to reflect any previously unrecognised pension obligations or assets.

For certain pension plans the accumulated benefit obligation at December 31, 2004 exceeded the fair value of related plan assets. Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognised as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognised as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognised prior service cost with the remaining amount reported in comprehensive income.

Under US GAAP, experience surpluses or deficiencies, which may result where the actual performance of the scheme differs from previous actuarial assumptions, are dealt with on an aggregate basis. The group applies the 10% corridor test at the beginning of the year, to determine whether amortisation of the gain or loss is necessary. Where the gain or loss exceeds 10% of the greater of the projected benefit obligations or the market related value of the scheme’s assets, this is amortised over the active participants’ average remaining service periods.

The group also provides post-retirement healthcare and life insurance benefits, mainly in the USA, under plans to certain groups of its retired and active employees. The group conforms with the provisions of the UITF 6 “Accounting for post-retirement benefits other than pensions”, which require accruals of these costs over the period during which employees become eligible for such benefits. UITF 6 permits UK parent undertakings with US subsidiaries to adopt the cost of post-retirement benefits calculated for SFAS 106 “Employers’ accounting for post-retirement benefits other than pensions” in their SSAP 24 calculations under UK GAAP and therefore there is no reconciling item in respect of the group’s US post-retirement benefits.

Notes to the accounts	83

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

33	US accounting information continued

a)	Comparison of UK and US accounting principles continued
Deferred tax
Deferred taxation is provided on all timing differences, except those that relate to revaluations where no sale is in process, or where it is probable that rollover relief or losses will be applied to the gain, and also to the remittance of retained earnings of overseas subsidiaries, except where no dividends have been accrued as receivable at the balance sheet date. Under US GAAP, deferred taxation liabilities are provided on differences between the book and tax bases of assets and liabilities except in certain limited circumstances. Deferred taxation assets under US and UK GAAP are recognised only to the extent that it is more likely than not that they will be realised.

Discontinued operations
Discontinued operations are those clearly distinguishable operations and activities which either ceased or left the group in the accounting period or soon thereafter. Under US GAAP, discontinued operations also include those held for sale, which are probable of completing within one year.

Acquisition accounting
US GAAP requires that a deferred tax asset or liability be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values at the time of acquisition. Under UK GAAP, FRS 7 as amended by FRS 19, states that on acquisition deferred tax should be recognised on fair value adjustment in accordance with FRS 19. As such, there is generally a difference where the fair value adjustments increase the value of the assets acquired as generally under US GAAP a deferred tax liability is established. However, such liability is generally not established under UK GAAP.

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

Under UK GAAP, the inventories in acquired companies are valued at the lower of replacement cost and net realisable value. Under US GAAP, inventories are recognised at the time of acquisition on the basis of expected net sales proceeds, with the difference being recognised as the inventory is sold.

Under UK GAAP, when shares are issued as consideration for an acquisition, the acquisition price is based upon the share price at the date the acquisition is unconditional. Under US GAAP, the acquisition price is based upon the share price over a reasonable period of time before and after the date that the acquisitions are agreed to and announced.

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

The group also operates two schemes which incorporate performance criteria, the Hanson Share Option Plan and the Long Term Incentive Plan (LTIP). Under UK GAAP, the expense is recognised over the performance period, based on a reasonable expectation of the extent to which the performance criteria will be met. Adjustments to the expense are made as estimates of the number of awards expected to vest are updated. Under US GAAP, the plans are treated as variable compensatory plans and the expense is based on the intrinsic value, remeasured at each balance sheet date and spread over the performance period.

Under US GAAP, the group applies the methodologies set out in APB 25 “Accounting for stock issued to employees” and related interpretations, and is permitted to adopt the disclosure required by SFAS 123 “Accounting for stock-based compensation” and as amended by SFAS 148 “Accounting for stock-based compensation – transaction and disclosure”.

Due to the group’s adoption of UITF Abstract 17 (revised 2003) “Employee share schemes” and UITF Abstract 38 “Accounting for ESOP trusts” under UK GAAP in 2004, the group’s reconciliation of profit for the financial year for 2003 and 2002 and equity shareholders’ funds for 2003 from UK GAAP to US GAAP have been restated. This is explained in the Accounting Policies on page 51. Net income and shareholders’ equity under US GAAP are as previously reported.

Derivative instruments and hedging activities
Hedging policy – The group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risks. Under UK GAAP, these instruments are not required to be recognised on the balance sheet at fair value, but are accounted for as described in the Accounting policies on page 52.

Under US GAAP, derivative instruments, whether designated as a hedge or not, are required to be recognised on the balance sheet at fair value. As the group has elected not to adopt hedge accounting for the purposes of SFAS 133 “Accounting for derivative instruments and hedging activities”, the reconciliation to net income fully reflects the changes in fair value of the derivatives, other than net investment hedges. Hedges of net investments and the treatment of realised and unrealised gains and losses are the same as under UK GAAP being taken to equity reserves.

84	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

33	US accounting information continued

a)	Comparison of UK and US accounting principles continued
Transition adjustment – In addition, under US GAAP, transition adjustments were required to include the fair value of derivatives on the balance sheet on the adoption of SFAS 133 at January 1, 2001. For those derivatives considered as fair value hedges, the January 1, 2001 opening fair value of £17.1m was shown as current assets and liabilities – derivatives and as an adjustment to debt. The adjustment to debt is being subsequently amortised through the income statement over the residual life of the debt. For those derivatives considered as cash flow hedges, the January 1, 2001 opening value of £0.5m was shown as current assets and liabilities – derivatives, and as an adjustment to other comprehensive income. The amounts in other comprehensive income are recognised as adjustments to interest expense in future periods as the related cash flows are recognised.

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

Under UK GAAP, when investments in joint-ventures are exchanged for similar productive assets, the transaction is in part recorded at fair value and in part at historical cost. Under US GAAP, the transaction is recorded at historical cost.

Capitalisation of interest costs
Interest costs associated with the construction of major assets over a period of time, such as facilities for use by the company, should be capitalised as part of the cost of the tangible fixed asset where the impact of the interest cost is material to the financial statements. The interest cost capitalised represents an allocation of the interest cost incurred during the period required to complete construction of the asset.

Under UK GAAP, the requirement to capitalise interest costs is optional rather than being determined by the level of materiality of the cost itself. The group’s policy under UK GAAP is not to capitalise interest costs.

Provisions
Under UK GAAP, provisions are discounted to reflect the time-value of money based on the estimated timing of cashflows. US GAAP applies a stricter definition, permitting discounting only where the timing of cashflows are fixed or reliably determinable.

Inventory valuation
Under UK GAAP, valuing inventory on a last-in-first-out (LIFO) basis is not permitted. However, under US GAAP, where the inventory is valued on a LIFO basis for tax purposes in the local state, the same methodology must be used for accounting purposes.

Variable Interest Entities (VIEs)
FIN 46(R) requires the primary beneficiary of variable interests in entities for which control is achieved through means other than through voting rights to consolidate the VIE. FIN 46(R) became effective for periods ending after December 31, 2003. The Company has adopted FIN 46(R) in the year.

The group has identified a variable interest entity in which Hanson is the primary beneficiary. This entity is Piedras y Arenas Baja, S de R L de CV (“Piedras”), a 50% joint-venture which previously has been equity accounted for under US GAAP. In 2004, Piedras has been consolidated as a VIE. Piedras is an aggregates producer located in Mexico which in 2004 had turnover of £9.9m (£8.0m) and a pre-tax loss of £1.1m (£1.4m). In addition it had net assets at December 31, 2004 of £3.5m (£4.9m). Approximately 90% of the annual turnover of Piedras is to the group.

There is no recourse to the general credit of the Company for creditors (or beneficial interest holders) of the consolidated VIE.

New US accounting standards and pronouncements not yet adopted
In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123(R)), which is a revision of SFAS 123 “Accounting for Stock-Based Compensation” (SFAS 123). SFAS 123(R) supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) which is the group’s current accounting policy under US GAAP. It also amends FASB Statement No. 95 “Statement of Cash Flows”. The approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of share options, to be recognised in the income statement based on their fair values. The pro forma disclosure option under SFAS 123 will no longer be allowed. As a result, the group expects to adopt the requirements of SFAS 123(R) as its accounting policy for the financial year ended December 2005.

SFAS 123(R) permits adoption of the requirements using one of two methods: a “modified prospective” method where the requirements are applied to all share-based payments granted after the effective date of the statement; or a “modified retrospective” method which allows entities to restate prior periods based on the amounts previously recognised under SFAS 123 for the purposes of pro forma disclosures. Hanson plans to adopt SFAS 123(R) using the modified retrospective method, restating all prior periods.

As permitted by SFAS 123, the group currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, normally recognises no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)’s fair value method will impact the group’s results of operations, although it will have no impact on the overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the group adopted SFAS 123(R) in prior periods, the impact of the standard would have approximated the impact of SFAS 123 as described in the disclosure of pro-forma net income and earnings per share in Note 33(l). SFAS 123(R) also requires the benefits of tax deductions in excess of recognised compensation cost to be reported as a financing cash flow rather than as an operating cash flow as it is reported currently. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future, the amount of operating cash flows recognised in prior periods for such excess tax deductions were £1.1m, £0.7m and £(1.1)m in 2004, 2003 and 2002 respectively.

Notes to the accounts	85

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

33	US accounting information continued

a)	Comparison of UK and US accounting principles continued
In December 2004, the FASB issued FASB Statement No. 153 “Exchanges of Non-monetary assets” (SFAS 153) which is an amendment to APB Opinion No. 29 “Accounting for Non-monetary Transactions” (APB 29) as part of the FASB’s short term convergence project with the International Accounting Standards Board (IASB). APB 29 provided an exemption to its general principle of measuring such transactions at fair value where the exchange related to similar productive assets. The exemption permitted the exchange to be valued at the recorded amount of the assets relinquished. SFAS 153 removes this exemption so that all non-monetary transactions (apart from those without commercial substance) are recorded at fair value. SFAS 153 is effective for transactions taking place after June 15, 2005 and should be applied prospectively. As a result the group plans to adopt SFAS 153 for the financial year to December 2005. The impact of adoption of SFAS 153 cannot be predicted at this time because it will depend on whether applicable non-monetary transactions take place in the future.

b)	Net income

	2004	2003	2002

		(restated)	(restated)

	£m	£m	£m

Profit for the financial year as reported in the Consolidated profit and loss account	193.6	179.2	185.2

Adjustments:
Intangible assets – amortisation	50.8	55.3	61.3

Intangible assets – impairment*	(323.5)	11.8	58.1

Tangible fixed assets	2.1	–	–

Fair value adjustment – inventory	–	–	(3.1)

Inventory valuation	(3.4)	–	–

Debtors	21.3	24.5	(53.3)

Change in fair value of derivatives	(7.8)	(32.0)	25.6

Pensions	(11.6)	(27.5)	7.0

Long-term incentive plan	(0.2)	7.9	2.2

Provisions	(43.0)	–	–

Consolidation of Variable Interest Entity	0.1	–	–

Profit and loss on disposals – goodwill	3.7	–	–

Profit and loss on disposals – cumulative exchange losses	(5.8)	(3.4)	(28.6)

Taxation on above adjustments	9.1	6.0	6.0

Taxation methodology	87.7	9.9	11.4

Cumulative effect on prior years of adoption of SFAS 142 – net of tax of £8.1m	–	–	(900.4)

Net (loss)/income as adjusted to accord with US GAAP	(26.9)	231.7	(628.6)

Arising from:
Continuing operations	4.9	298.8	283.6

Discontinued operations – profit from operations	16.6	6.8	13.8

Discontinued operations – loss on disposals	(48.4)	(73.9)	(25.6)

Income before cumulative effect of change in accounting principle	(26.9)	231.7	271.8

Cumulative effect of change in accounting principle	–	–	(900.4)

	(26.9)	231.7	(628.6)

*Includes goodwill previously written off to reserves under UK GAAP pre 1998

The increase in the 2004 taxation methodology adjustment includes the impact of a tax write up of depreciable fixed assets under a new tax consolidation regime recently introduced in Australia.

c)	Earnings per share

		2004	2004	2003	2003	2002	2002

		Per share	Per ADS	Per share	Per ADS	Per share	Per ADS

		pence	pence	pence	pence	pence	pence

Basic – income from continuing operations		0.7	3.3	40.7	203.6	38.6	193.0

Basic – income from discontinued operations		(4.3)	(21.6)	(9.1)	(45.7)	(1.6)	(8.1)

Basic – income before cumulative effect of a change in accounting principle		(3.6)	(18.3)	31.6	157.9	37.0	184.9

Basic – cumulative effect of a change in accounting principle		–	–	–	–	(122.5)	(612.5)

Basic – net income		(3.6)	(18.3)	31.6	157.9	(85.5)	(427.6)

Diluted – income from continuing operations		0.7	3.3	40.4	201.8	38.3	191.4

Diluted – income from discontinued operations		(4.3)	(21.4)	(9.1)	(45.3)	(1.6)	(8.0)

Diluted – income before cumulative effect of a change in accounting principle		(3.6)	(18.1)	31.3	156.5	36.7	183.4

Diluted – cumulative effect of a change in accounting principle		–	–	–	–	(121.5)	(607.6)

Diluted – net income		(3.6)	(18.1)	31.3	156.5	(84.8)	(424.2)

86	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

33	US accounting information continued

d)	Statement of comprehensive income

		2004	2003	2002

		£m	£m	£m

Net (loss)/income as adjusted to accord with US GAAP		(26.9)	231.7	(628.6)

Other comprehensive income:
–	Translation adjustment for the period, net of tax of £nil	(15.5)	30.4	(86.2)

–	Change in fair value of derivatives, net of tax of £nil	0.4	0.6	0.2

–	Unfunded accumulated benefit obligation and additional minimum liability – net of tax of £nil (£77.6m, £80.3m)	0.1	121.8	(126.1)

Total comprehensive (loss)/income		(41.9)	384.5	(840.7)

Movements in other comprehensive income amounts (net of related tax) are as follows:

	Unfunded
	ABO and	Derivative
	additional	financial	Currency
	minimum	instruments	translation
	liability	gains/(losses)	differences	Total

	£m	£m	£m	£m

At January 1, 2002	–	(1.8)	34.0	32.2

Movement in the year	(126.1)	0.2	(86.2)	(212.1)

At December 31, 2002	(126.1)	(1.6)	(52.2)	(179.9)

Movement in the year	121.8	0.6	30.4	152.8

At December 31, 2003	(4.3)	(1.0)	(21.8)	(27.1)

Movement in the year	0.1	0.4	(15.5)	(15.0)

At December 31, 2004	(4.2)	(0.6)	(37.3)	(42.1)

e)	Shareholders’ equity

		2004	2003

		£m	£m

			(restated)

Shareholders’ funds as reported in the consolidated balance sheet		2,725.1	2,729.3

Adjustments:
Intangible assets – goodwill cost		(249.4)	(72.6)

Intangible assets – other cost		12.9	9.4

Intangible assets – goodwill accumulated amortisation		222.4	302.4

Intangible assets – other accumulated amortisation		(3.4)	(1.6)

Intangible assets – net adjustment		(17.5)	237.6

Investments in joint-ventures		(14.4)	2.5

Tangible fixed assets		12.4	–

Debtors		1.4	(22.6)

Inventory		(2.7)	–

Current assets – derivatives		38.1	50.3

Current liabilities – derivatives		(22.4)	(24.7)

Dividends		93.4	84.5

Provisions		(41.0)	–

Pension asset		265.7	281.5

Pension liability		(4.6)	(7.0)

Creditors		(11.5)	(8.6)

Debt		(12.1)	(14.5)

Minority interest		(1.8)	–

Taxation on above adjustments		(61.9)	(71.0)

Taxation methodology		(262.4)	(363.2)

		(41.3)	144.8

Shareholders’ equity as adjusted to accord with US GAAP		2,683.8	2,874.1

Notes to the accounts	87

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

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

	2004	2003	2002

	£m	£m	£m

Cash inflows from operating activities	509.6	478.9	514.5

Cash (outflows)/inflows from investing activities	(208.0)	(171.1)	119.1

Cash (outflows)/inflows from financing activities	(350.5)	(85.6)	20.8

(Decrease)/increase in cash and cash equivalents	(48.9)	222.2	654.4

Effect of foreign exchange rate changes	(67.4)	(82.5)	(61.9)

Cash and cash equivalents at January 1	1,510.6	1,370.9	778.4

Cash and cash equivalents at December 31	1,394.3	1,510.6	1,370.9

g)	Additional information required by US GAAP in respect of taxation

The components of the corporate tax profit and loss (credit)/charge on continuing operations are as follows:

	2004	2003	2002

	£m	£m	£m

Current taxes	32.1	38.9	12.4

Deferred taxes	(80.9)	(69.7)	63.3

	(48.8)	(30.8)	75.7

The effective tax rate on continuing operations differs from the UK statutory rate for the following reasons:

	2004	2003	2002

	£m	£m	£m

UK statutory rate	(13.2)	80.4	107.8

Overseas tax rate differences	(15.0)	(21.9)	(28.4)

Provision release	(33.8)	(50.0)	–

Utilisation of losses brought forward, net of excess losses	(2.3)	(54.4)	(10.5)

Impairment	82.1	8.4	–

Australian tax write-up	(64.0)	–	–

Other	(2.6)	6.7	6.8

	(48.8)	(30.8)	75.7

Significant components of the deferred tax liabilities and assets are as follows:

	2004	2003	2002

	£m	£m	£m

Deferred tax liabilities:
Property, plant and equipment	469.4	524.9	539.7

Pensions and other post-retirement benefits	113.0	113.8	20.2

Other	78.5	105.9	147.9

Total deferred tax liabilities	660.9	744.6	707.8

Deferred tax assets:
Environmental obligations	87.9	70.5	69.1

Other	137.2	105.7	34.2

Total deferred tax assets	225.1	176.2	103.3

Net deferred tax liabilities	435.8	568.4	604.5

88	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

33	US accounting information continued

h)	Additional information required by US GAAP in respect of pensions and other post-retirement benefits

The weighted average rates for calculating year end benefit obligations and forecast cost in the main retirement plans and post-retirement benefits are as follows:

	2004	2004	2004	2003	2003	2003	2002	2002	2002

			Post			Post			Post
	Pension	Pension	retirement	Pension	Pension	retirement	Pension	Pension	retirement
	benefits	benefits	benefits	benefits	benefits	benefits	benefits	benefits	benefits

	UK	USA	Total	UK	USA	Total	UK	USA	Total

	%	%	%	%	%	%	%	%	%

Weighted-average discount rates	5.30	5.75	5.75	5.40	6.25	6.25	5.50	6.75	6.75

Rates of increase in compensation levels	4.50	4.25	–	4.50	4.25	–	4.50	4.25	–

Expected long-term rates of return on assets	6.00	7.00	–	5.90	8.40	–	5.70	9.00	–

Initial post-retirement benefit trend rate*	–	–	10.00-5.00	–	–	9.00-5.00	–	–	10.00-5.00

*2004, 2003 and 2002 assumed to decrease by 1% per annum to 5%

A summary of the components of net periodic pension cost for Hanson’s pension plans is as follows:

	2004	2003	2002

	£m	£m	£m

Defined benefit plans	39.4	46.6	(14.4)

Defined contribution plans	7.6	6.9	5.2

Multi-employer plans	3.8	4.3	6.3

Total pension expense under US GAAP	50.8	57.8	(2.9)

The net periodic benefit cost for the main retirement plans and post-retirement obligations comprised:

	2004	2004	2003	2003	2002	2002

		Post		Post		Post
	Pension	retirement	Pension	retirement	Pension	retirement
	benefits	benefits	benefits	benefits	benefits	benefits

Components of net periodic pension cost	£m	£m	£m	£m	£m	£m

Service cost	37.8	1.1	42.3	1.4	37.0	1.1

Interest cost	96.2	4.3	98.1	5.9	89.0	5.9

Expected return on assets	(108.6)	–	(108.3)	–	(132.8)	–

Amortisation of transition assets	(12.0)	–	(15.0)	–	(8.1)	–

Recognised loss/(gain)	23.4	(0.9)	28.1	(0.6)	–	(1.9)

Recognised prior service cost/(income)	2.6	(0.6)	1.4	(0.5)	0.5	(0.5)

Gain due to settlement or curtailment	–	–	–	(0.8)	–	–

Net periodic benefit cost/(income)	39.4	3.9	46.6	5.4	(14.4)	4.6

The following table shows the items that would be disclosed under US GAAP for Hanson’s defined benefit pension plans and post-retirement benefit arrangements. Of the total amounts shown for pension plans, approximately one third applies to US defined benefit plans.

	2004	2004	2003	2003	2002	2002

		Post		Post		Post
	Pension	retirement	Pension	retirement	Pension	retirement
	benefits	benefits	benefits	benefits	benefits	benefits

	£m	£m	£m	£m	£m	£m

Benefit obligation at beginning of year	1,735.5	75.4	1,707.3	85.2	1,451.4	86.0

Service cost	37.8	1.1	42.3	1.4	37.0	1.1

Interest cost	96.2	4.3	98.1	5.9	89.0	5.9

Currency adjustment	(39.3)	(5.1)	(54.4)	(7.4)	(56.4)	(8.9)

Plan participants’ contributions	7.5	–	6.6	–	7.6	–

Actuarial loss	31.5	4.6	23.5	0.4	140.2	8.5

Benefits paid	(83.1)	(8.3)	(90.9)	(10.0)	(84.5)	(9.6)

Plan amendments	–	(3.8)	0.1	–	0.2	(0.7)

Divestitures, curtailments and settlements	–	–	–	(0.7)	–	–

Others	(0.1)	–	2.9	0.6	122.8	2.9

Benefit obligation at end of year	1,786.0	68.2	1,735.5	75.4	1,707.3	85.2

Notes to the accounts	89

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

33	US accounting information continued

h)	Additional information required by US GAAP in respect of pensions and other post-retirement benefits continued

	2004	2004	2003	2003	2002	2002

		Post		Post		Post
	Pension	retirement	Pension	retirement	Pension	retirement
	benefits	benefits	benefits	benefits	benefits	benefits

	£m	£m	£m	£m	£m	£m

Change in plan assets
Fair value of plan assets at beginning of year	1,685.3	–	1,521.3	–	1,658.7	–

Actual return on plan assets	124.6	–	217.1	–	(130.7)	–

Currency adjustments	(38.9)	–	(52.7)	–	(52.5)	–

Employer contributions	46.9	8.3	81.8	10.0	5.4	9.6

Plan participants’ contributions	7.5	–	6.6	–	6.6	–

Benefits paid	(83.1)	(8.3)	(90.9)	(10.0)	(87.8)	(9.6)

Others	–	–	2.1	–	121.6	–

Fair value of plan assets at end of year	1,742.3	–	1,685.3	–	1,521.3	–

Funded status
Funded status of plans at December 31	(43.7)	(68.2)	(50.2)	(75.4)	(186.0)	(85.2)

Unrecognised prior service cost	13.3	(7.6)	16.2	(5.7)	17.6	(6.9)

Unrecognised net actuarial (gain)/loss	493.1	(8.9)	515.1	(14.7)	650.0	(17.5)

Unrecognised transition asset	–	–	(12.0)	–	(27.0)	–

Net amount recognised	462.7	(84.7)	469.1	(95.8)	454.6	(109.6)

Amounts recognised in the balance sheet consist of:
Prepaid benefit cost	472.5	–	480.2	–	308.0	–

Accrued benefit liability	(9.8)	(84.7)	(11.1)	(95.8)	(62.2)	(109.6)

Additional minimum liability	(8.3)	–	(7.9)	–	–	–

Intangible asset	1.4	–	0.9	–	2.4	–

Accumulated other comprehensive income	6.9	–	7.0	–	206.4	–

Net amount recognised	462.7	(84.7)	469.1	(95.8)	454.6	(109.6)

The accumulated benefit obligation for defined benefit pension plans was £1,617.4m at December 31, 2004. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets were £18.5m, £18.2m and £15.6m (2003 £36.3m, £33.2m and £21.9m, respectively).

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

	Pension	Post retirement
	benefits	benefits

	£m	£m

2005	83.2	7.3

2006	84.4	7.3

2007	85.9	5.7

2008	87.5	5.6

2009	89.3	5.4

2010-2014	481.9	24.5

On December 8, 2003, the US Medicare Prescription Drug, Improvement and Modernisation Act (the “Medicare Act”) was signed. The Medicare Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. As of December 31, 2003, the group gave consideration of the Medicare Act’s changes to its retiree health benefit obligations by reducing the accumulated benefit obligation by approximately £12.4m for that portion of the benefit pertaining solely to prescription drugs. This amount was reflected in the actuarial gains of the roll forward of the accumulated benefit obligation for 2003. The group has not recorded a benefit for this change in its net periodic benefit cost for 2003 but recorded income of approximately £2.0m in 2004. The post-retirement welfare cost for the 2004 fiscal year was calculated assuming post-65 per capita medical claim costs would be reduced by 30% starting in 2006 as a result of the Company taking advantage, on a carve-out basis, of the federal contribution underlying the standard Medicare Part D plan. There is no specific authoritative guidance on the accounting for the federal subsidy, but when issued, it could cause the group to change previously reported information.

Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects on active and non active liabilities as at December 31, 2004:

	1-percentage	1-percentage
	point increase	point decrease

	£m	£m

Effect on total of service and interest cost components	0.2	(0.2)

Effect on post-retirement medical benefit obligation	2.1	(2.4)

The US plans’ assets are primarily included in the Hanson Building Materials America Inc. Pension Trust (“Trust”), which invests in listed stocks and bonds. At December 31, 2002, December 31, 2003 and at December 31, 2004 the Trust had no investment in Hanson ordinary shares.

Within the UK, the fund assets are dealt with by several directly invested funds and as at December 31, 2004, 2003 and 2002 ordinary shares of Hanson within these funds comprised nil, nil and nil respectively of the total market value of such funds.

90	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

33	US accounting information continued

i)	Additional information required by US GAAP in respect of accounting for the impairment of fixed assets and for fixed assets to be disposed of

A summary of the impairment charges that have been recognised under US GAAP is as follows:

	2004	2003	2002

	£m	£m	£m

Assets to be disposed of	–	–	15.2

Assets to be held and used	372.2	72.8	937.4

	372.2	72.8	952.6

Disclosed as:
Impairment charges recognised under UK GAAP:
Operating exceptional – impairment charges	48.7	84.6	87.0

Non-operating exceptional – provision for loss on disposal	–	–	15.2

Charge for the year under UK GAAP	48.7	84.6	102.2

Less: Adjustment to goodwill impairment recognised under US GAAP	323.5	(11.8)	(58.1)

Total charge before cumulative effect of a change in accounting principle	372.2	72.8	44.1

Add: Cumulative effect on adoption of SFAS 142 under US GAAP	–	–	908.5

	372.2	72.8	952.6

Charged against:
Intangible assets – goodwill	324.8	26.5	924.7

Investment in joint-ventures	20.5	–	–

Tangible assets	26.9	46.3	26.3

Trade creditors	–	–	1.6

	372.2	72.8	952.6

During 2003 the Continental Europe and Asia division identified that certain of its operations contained goodwill with a carrying value that could not be covered by the projected cash flows of these businesses. The full amount of this goodwill of £18.5m was provisionally impaired in 2003 pending completion of the impairment analysis. This has been completed in 2004 and has not resulted in any adjustment to the provisional impairment previously recorded.

Of the amounts charged as impairments in 2004 under UK GAAP, £nil (£30.3m, £58.1m) had been charged in prior years as amortisation under US GAAP or previously impaired under UK GAAP, and is therefore shown as a reduction in the difference between the charge under UK and US GAAP.

The operating exceptional charge of £48.7m in 2004 and £84.6m in 2003 under UK GAAP relates to various operations within North America, the UK and Asia Pacific, where it has been necessary to make an impairment provision for the difference in these operations’ carrying values compared with the higher of their value in use or net realisable value.

In 2004, an impairment charge of £320.8m has been recognised under US GAAP in relation to Hanson Aggregates’ UK goodwill following the annual SFAS 142 impairment review. This relates in part to goodwill which was written off to reserves under UK GAAP prior to 1998 and also reflects the current assessment of implied goodwill following the recent strategic review of this business. In addition, £2.7m goodwill has been written off under US GAAP in relation to Asia Pacific’s Singapore operations.

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

On January 3, 2003 Hanson completed the sale of its 50% interest in North Texas Cement to its joint-venture partner for $125.4m (£78.8m), which indicated its assets were impaired. Accordingly, the Directors recorded a charge of £15.2m to write down the net assets to their realisable value. In the year to December 31, 2002, the operations were included in the North America aggregates division, contributing £7.0m to operating profit before tax.

j)	Additional information required by US GAAP in respect of accounting for intangible assets subject to amortisation

Other intangible assets subject to amortisation primarily consisting of purchase options, order backlogs and non-compete agreements capitalised in 2003, have a cost of £12.9m (£9.4m) and a current year and accumulated amortisation charge of £3.4m (£1.6m). The estimated aggregate amortisation expense for each of the next five years is £1.0m, £0.9m, £0.8m, £0.6m and £0.6m.

Notes to the accounts	91

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

33	US accounting information continued

k)	Additional information required by US GAAP in regards to goodwill

An analysis of goodwill of group companies by reporting segment is given below:

		North America		UK
	North America	Building	UK	Building		Asia	Continental
	Aggregates	Products	Aggregates	Products	Australia	Pacific	Europe	Total

	£m	£m	£m	£m	£m	£m	£m	£m

As at January 1, 2002	426.9	263.4	859.2	22.6	215.4	254.4	20.3	2,062.2

Currency retranslation	(27.7)	(22.4)	–	–	(0.5)	(20.3)	0.3	(70.6)

Impairments	(233.6)	(2.1)	(546.2)	(2.5)	–	(142.1)	–	(926.5)

Reallocations	(21.3)	–	–	0.2	–	–	–	(21.1)

Acquisitions	1.5	41.2	–	16.0	–	6.9	2.1	67.7

Disposals	–	(0.8)	–	(0.3)	–	–	–	(1.1)

As at December 31, 2002	145.8	279.3	313.0	36.0	214.9	98.9	22.7	1,110.6

Currency retranslation	(23.4)	(14.1)	–	–	30.7	(1.5)	0.6	(7.7)

Impairments	–	–	(4.1)	–	(2.4)	(16.8)	(8.4)	(31.7)

Reallocations	–	–	–	–	(20.1)	–	–	(20.1)

Acquisitions	24.3	–	–	–	0.7	–	4.6	29.6

Disposals	(2.5)	–	–	–	(17.7)	(18.9)	–	(39.1)

As at December 31, 2003	144.2	265.2	308.9	36.0	206.1	61.7	19.5	1,041.6

Currency retranslation	(16.0)	(12.1)	–	–	3.3	(7.6)	3.8	(28.6)

Impairments	–	–	(320.8)	–	–	(4.0)	–	(324.8)

Reallocations	(12.9)	–	–	–	3.0	–	–	(9.9)

Acquisitions	0.3	21.3	12.6	1.1	0.5	0.1	–	35.9

Disposals	(1.6)	–	(0.7)	–	–	(37.9)	–	(40.2)

As at December 31, 2004	114.0	274.4	–	37.1	212.9	12.3	23.3	674.0

l)	Additional information required by US GAAP in regards to employee share schemes

Hanson has various share option and sharesave schemes. A description of the plans are included in the Remuneration report under “Share Option Plan” and “Sharesave Scheme”. In addition, certain employees have participated in the Hanson Inland Revenue Approved Share Option Scheme, under which they were granted ordinary shares by purchase. The scheme is closed to new entrants. The movements in the options outstanding under the various schemes for the three years ended December 31, 2004 are as follows:

	Sharesave Schemes			Share Option Schemes

		Weighted			Weighted
	Number of	average	Range of	Number of	average	Range of
	ordinary shares	exercise price	exercise prices	ordinary shares	exercise price	exercise prices

	’000	pence	pence	’000	pence	pence

Options outstanding at January 1, 2002	5,162.1	308.7	224.0-428.0	3,592.6	396.8	257.3-482.6

Granted/vested	2,120.7	318.0	318.0	–	–	–

Exercised	(745.5)	232.4	224.0-428.0	(142.0)	333.8	257.3-482.6

Forfeited or expired	(1,084.3)	343.7	224.0-428.0	(781.9)	408.2	356.4-482.6

Options outstanding at December 31, 2002	5,453.0	320.9	224.0-428.0	2,668.7	393.3	270.3-482.6

Granted	–	–	–	–	–	–

Exercised	(311.3)	241.4	224.0-323.0	(372.8)	271.8	270.3-331.3

Forfeited or expired	(486.5)	340.6	224.0-428.0	(472.3)	413.6	270.3-482.6

Options outstanding at October 14, 2003,
the effective scheme date	4,655.2	324.2	224.0-428.0	1,823.6	413.1	331.3-482.6

Granted	–	–	–	–	–	–

Exercised	(766.7)	294.7	224.0-323.0	–	–	–

Forfeited or expired	(172.2)	329.5	224.0-428.0	(26.7)	365.1	356.4-482.6

Options outstanding at December 31, 2003	3,716.3	330.1	224.0-428.0	1,796.9	413.7	331.3-482.6

Granted/vested	1,857.7	328.0	328.0	282.8	473.3	473.3

Exercised	(471.8)	259.3	224.0-428.0	(636.8)	398.5	331.3-412.3

Forfeited or expired	(641.0)	359.7	224.0-428.0	(725.3)	465.7	356.4-482.6

Options outstanding at December 31, 2004	4,461.2	332.5	237.0-428.0	717.6	398.5	331.3-473.3

Options exercisable – December 2004	253.7	427.6	425.0-428.0	717.6	398.5	331.3-473.3

Options exercisable – December 2003	73.7	286.9		1,796.9	413.7

Options exercisable – December 2002	60.8	341.5		2,668.7	393.3

92	Notes to the accounts

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2004

33	US accounting information continued

l)	Additional information required by US GAAP in regards to employee share schemes continued

	Sharesave	Share Option
	Schemes	Schemes

	pence	pence

Fair value of options granted during the years ended
December 31, 2004	116.1	81.5

December 31, 2003	–	–

December 31, 2002	138.4	–

The weighted average fair value of options granted were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 4.0% (nil, 3.0%) expected volatility of 29.2% (nil, 31.0%) risk free interest rate of 5.0% (nil, 4.2%) and expected life of 4.2 years (nil, 4.0 years) for the sharesave schemes and 2.5 years (nil, nil) for the share option plans.

Summarised information about share option and sharesave schemes at December 31, 2004 is as follows:

	Options outstanding			Options exercisable

		Weighted			Weighted
		average	Weighted		average
	Number	remaining	average	Number	exercise
	outstanding	contract life	exercise price	exercisable	price
Range of exercise prices (pence per share)
	’000	years	pence	’000	pence

Sharesave Schemes
237.0-318.0	1,769.3	2.6	312.2	–	–

318.1-428.0	2,691.9	2.9	345.8	253.7	427.6

	4,461.2	2.8	332.5	253.7	427.6

Share Option Schemes
331.0-356.4	434.8	1.6	349.8	434.8	349.8

356.5-473.3	282.8	6.3	473.3	282.8	473.3

	717.6	3.5	398.5	717.6	398.5

Under US GAAP, the group applies the methodologies set out in APB 25 “Accounting for stock issued to employees” and related interpretations. Had the group adopted SFAS 123 “Accounting for stock-based compensation”, the net income/(loss) under US GAAP would have been:

	2004	2003	2002

	£m	£m	£m

Net (loss)/income as adjusted to accord with US GAAP	(26.9)	231.7	(628.6)

Add back: Compensation expense under APB 25	7.0	5.8	4.0

Deduct: Proforma SFAS 123 charge	(8.0)	(7.2)	(7.3)

Proforma net (loss)/income	(27.9)	230.3	(631.9)

	2004	2004	2003	2003	2002	2002

	Per share	Per ADS	Per share	Per ADS	Per share	Per ADS

	pence	pence	pence	pence	pence	pence

Basic
Net (loss)/income as adjusted to accord with US GAAP	(3.6)	(18.3)	31.6	157.9	(85.5)	(427.6)

Add back: Compensation expense under APB 25	0.9	4.8	0.8	3.9	0.5	2.7

Deduct: Proforma SFAS 123 charge	(1.1)	(5.4)	(1.0)	(4.9)	(1.0)	(4.9)

Proforma net (loss)/income	(3.8)	(18.9)	31.4	156.9	(86.0)	(429.8)

Diluted
Net income/(loss) as adjusted to accord with US GAAP	(3.6)	(18.1)	31.3	156.5	(84.8)	(424.2)

Add back: Compensation expense under APB 25	0.9	4.7	0.8	3.9	0.5	2.7

Deduct: Proforma SFAS 123 charge	(1.1)	(5.4)	(1.0)	(4.9)	(1.0)	(4.9)

Proforma net (loss)/income	(3.8)	(18.8)	31.1	155.5	(85.3)	(426.4)

m)	Additional information required by US GAAP in regards to movement in valuation allowances

			Additions
			charged to
	Balance at		costs and		Balance at
	January 1	Exchange	expenses	Deductions*	December 31

Provision for doubtful debts	£m	£m	£m	£m	£m

2002	25.4	(2.0)	14.2	(8.0)	29.6

2003	29.6	(1.9)	10.3	(6.5)	31.5

2004	31.5	(2.0)	14.6	(11.7)	32.4

*Represents the excess of amounts written off, over recoveries and subsidiaries disposed

n)	Additional information required by US GAAP in respect of listed securities

Hanson has unconditionally guaranteed the listed debt securities of Hanson Australia Funding Limited and Hanson Overseas B.V, both of which are 100% owned finance subsidiaries of Hanson. The financial statements of these subsidiaries are not appended to this document, in accordance with Rule 3-10(b) of Regulations S-X, as Hanson’s consolidated financial statements are contained within the Annual Report and Form 20-F.

Hanson does not believe that at the current time there are any significant restrictions on the ability of the above-mentioned finance subsidiaries to make their funds available to other group companies.

Notes to the accounts	93

Back to Contents

UK GAAP selected financial data
Consolidated profit and loss account data

	2004	2003	2002	2001	2000

		(restated )	(restated )

	£m	£m	£m	£m	£m

Turnover
North America	1,599.0	1,607.1	1,627.7	1,724.2	1,377.9

UK	1,183.9	1,178.2	1,121.0	1,030.8	869.6

Australia & Asia Pacific	720.7	689.9	635.8	598.1	441.4

Continental Europe	277.8	306.4	303.5	312.2	218.5

Trading operations	3,781.4	3,781.6	3,688.0	3,665.3	2,907.4

Discontinued	28.8	174.9	312.5	514.1	509.6

	3,810.2	3,956.6	4,000.5	4,179.4	3,417.0

Profit
North America	215.3	201.4	261.0	304.2	262.5

UK	119.1	140.2	128.8	130.1	110.4

Australia & Asia Pacific	62.0	53.4	33.1	21.2	27.5

Continental Europe	24.0	21.9	17.9	12.5	7.0

Trading operations	420.4	416.9	440.8	468.0	407.4

Discontinued	1.3	(0.9)	5.6	6.9	27.7

Central expenses	(22.2)	(22.5)	(15.3)	(11.4)	(17.8)

	399.5	393.5	431.1	463.5	417.3

Exceptional items	(126.3)	(182.7)	(76.6)	(75.6)	(11.4)

Interest	(55.4)	(70.9)	(78.5)	(106.5)	(91.9)

Unwinding of discount on provisions	(4.5)	(3.6)	(4.5)	(6.0)	(6.8)

Profit on ordinary activities before taxation	213.3	136.3	271.5	275.4	307.2

Taxation	(19.7)	42.9	(86.3)	3.4	(70.8)

Profit for the financial year	193.6	179.2	185.2	278.8	236.4

Weighted average number of shares	734.3m	733.9m	735.0m	734.6m	706.9m

Basic earnings per ordinary share	26.4p	24.4p	25.2p	38.0p	33.4p

Profit in respect of joint-ventures and associates for North America, UK, Australia & Asia Pacific and Continental Europe have been included in the operating profits for these divisions. The total amounts for joint-ventures and associate profit are 2004 – £34.1m (2003 – £42.0m, 2002 – £44.3m, 2001– £40.8m, 2000 – £33.9m).

Consolidated balance sheet data

	2004	2003		2002		2001	2000

		(restated	)	(restated	)

	£m	£m		£m		£m	£m

Intangible fixed assets	700.9	811.8		939.7		1,102.1	1,110.1

Tangible fixed assets	2,440.1	2,563.1		2,615.2		2,863.4	3,069.6

Investments	287.1	230.0		187.0		268.5	307.1

Current assets	2,686.9	2,855.6		2,846.9		2,613.4	2,647.2

Amounts due from insurers	162.2	201.2		199.5		205.8	166.9

Total assets	6,277.2	6,661.7		6,788.3		7,053.2	7,300.9

Creditors – due within one year	1,747.1	1,675.1		2,292.9		1,764.7	2,385.1

Creditors – due after one year	1,058.3	1,465.9		972.3		1,599.3	1,634.1

Provisions for liabilities and charges	584.5	590.2		659.5		762.6	694.2

Amounts transferred to insurers	162.2	201.2		199.5		205.8	166.9

Total liabilities	3,552.1	3,932.4		4,124.2		4,332.4	4,880.3

Net assets	2,725.1	2,729.3		2,664.1		2,720.8	2,420.6

Financed by
Share capital	73.7	73.7		1,473.9		1,471.8	1,470.3

Reserves	2,651.4	2,655.6		1,190.2		1,249.0	950.3

Equity shareholders’ funds	2,725.1	2,729.3		2,664.1		2,720.8	2,420.6

Number of shares	737.0m	737.0m		737.0m		735.9m	735.2m

Net assets per share	369.8p	370.3p		361.5p		369.7p	329.3p

The profit and loss accounts and balance sheets for 2001 and 2000 have not been restated for the adoption of UITF 38 “Accounting for ESOP trusts” and UITF 17 (revised 2003) “Employee share schemes”.

94	UK GAAP selected financial data

Back to Contents

US GAAP selected financial data
Consolidated profit and loss account data

	2004	2003	2002	2001	2000

	£m	£m	£m	£m	£m

Turnover including joint-ventures and associates	3,810.2	3,956.5	4,000.5	4,179.4	3,417.0

Operating profit including joint-ventures and associates	82.2	430.1	500.3	489.2	447.2

Continuing operations – net income	4.9	298.8	283.6	334.2	239.4

Discontinued operations – profit from operations	16.6	6.8	13.8	11.8	13.3

Discontinued operations – (loss)/profit on disposals	(48.4)	(73.9)	(25.6)	(43.7)	4.0

(Loss)/income before cumulative effect of change in accounting principle	(26.9)	231.7	271.8	302.3	256.7

Cumulative effect of change in accounting principle	–	–	(900.4)	–	–

Net (loss)/income available for appropriation	(26.9)	231.7	(628.6)	302.3	256.7

	2004	2003	2002	2001	2000

	pence	pence	pence	pence	pence

Adjusted weighted average basic number of ordinary shares (millions)	734.3	733.9	735.0	735.4	708.6

Basic – income from continuing operations	0.7	40.7	38.6	45.3	33.8

Basic – (loss)/income from discontinued operations	(4.3)	(9.1)	(1.6)	(4.3)	2.4

Basic – (loss)/income before cumulative effect of change in accounting principle	(3.6)	31.6	37.0	41.1	36.2

Basic – cumulative effect of change in accounting principle	–	–	(122.5)	–	–

Basic – net (loss)/income	(3.6)	31.6	(85.5)	41.1	36.2

Adjusted weighted average diluted number of ordinary shares (millions)	741.3	740.4	740.9	737.7	710.9

Diluted – income from continuing operations	0.7	40.4	38.3	45.3	33.7

Diluted – (loss)/income from discontinued operations	(4.3)	(9.1)	(1.6)	(4.3)	2.4

Diluted – (loss)/income before cumulative effect of change in accounting principle	(3.6)	31.3	36.7	41.0	36.1

Diluted – cumulative effect of change in accounting principle	–	–	(121.5)	–	–

Diluted – net (loss)/income	(3.6)	31.3	(84.8)	41.0	36.1

Consolidated balance sheet data

	2004	2003	2002	2001	2000

	£m	£m	£m	£m	£m

Total assets	6,560.2	7,210.9	7,082.2	8,436.3	8,854.7

Long-term debt	1,058.3	1,465.9	972.3	1,599.3	1,634.1

Share capital	73.7	73.7	1,473.9	1,471.8	1,470.3

Net assets and shareholders’ equity	2,683.8	2,874.1	2,605.8	3,556.5	3,369.0

Number of shares	737.0m	737.0m	737.0m	735.9m	735.2m

US GAAP selected financial data	95

Back to Contents

Investor information

Financial calendar

	Ordinary	ADS	CDI
Final dividend for the year to December 31, 2004	shareholders	holders	holders

Ex-dividend date	April 6, 2005	April 6, 2005	April 4, 2005

Record date	April 8, 2005	April 8, 2005	April 8, 2005

Payment date	April 29, 2005	May 6, 2005	May 6, 2005

(Subject to shareholder approval at the AGM)
Interim dividend for the six months to June 30, 2005	payable September 2005 (provisional)

	Interim 2005	Full year 2005
Results announcements (provisional)	August 3, 2005	February 23, 2006

Dividends
Cash dividends are paid to shareholders as of record dates that are fixed in accordance with the dividend procedure timetable published by the London Stock Exchange. Hanson pays an interim dividend, normally in September, and a final dividend, subject to receiving shareholder approval at the AGM, normally at the end of April or early May following the end of the financial year. For the tax treatment of dividends paid to shareholders resident in the USA, please refer to the Ancillary Information section of this report.

Dividends in respect of the financial years ending December 31 were:

		Per ordinary share						Per ADS				Per ADS

	Interim	Final		Total	Interim	Final		Total	Interim	Final		Total

	pence	pence		pence	pence	pence		pence	cents	cents		cents

2000	4.35	9.35		13.70	21.75	46.75		68.50	30.46	67.12		97.58

2001	4.45	9.55		14.00	22.25	47.75		70.00	32.62	69.60		102.22

2002	4.55	10.85		15.40	22.75	54.25		77.00	35.24	88.22		123.46

2003	5.00	11.95		16.95	25.00	59.75		84.75	41.05	105.27		146.32

2004	5.35	12.80	*	18.15	26.75	64.00	*	90.75	47.74		‡		‡

*	If approved by shareholders at the AGM to be held on April 20, 2005 the recommended final dividend of 12.80p per ordinary share for the year ended December 31, 2004 will be payable on April 29, 2005 to ordinary shareholders on the register at close of business (London time) on April 8, 2005
‡	For holders of ADSs and CDIs, the dividend base rate is declared in pence and is converted to US dollars (for ADS holders) and Australian dollars (for CDI holders) on the UK dividend payment date using the prevailing exchange rates on that day. Payment of the final dividend for the year ended December 31, 2004 to holders of ADSs and CDIs will be on May 6, 2005

Ordinary shareholders who wish to have future dividends paid direct into their bank or building society account should contact Lloyds TSB Registrars at the address shown on the inside back cover. Payment to banks outside the UK is available to private shareholders subject to a small charge.

Dividend policy
The Board remains committed to a progressive dividend policy, although this will be subject to maintaining a reasonable level of dividend cover over the medium term as well as our intention to utilise cash flow to invest in capital expenditure, bolt-on acquisitions and share buybacks. The increase of 10.0% in the dividend for 2002, of 10.1% for 2003, followed by an increase of 7.1% for 2004, reflects the introduction of a more progressive approach to dividend payments. Future dividends will be dependent upon Hanson’s earnings, financial condition and other factors.

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

Major shareholders
To its knowledge, Hanson is not owned or controlled directly or indirectly by any government or by any other corporation. As of February 22, 2005, Hanson has been notified of the following persons who, directly or indirectly, are interested in 3% or more of the issued share capital. The voting rights of the major shareholders listed below are the same as for the other holders of ordinary shares or ADSs.

		% of issued
		share capital
	Number of	at date of
	ordinary shares	notification

Name	million

Vanguard Windsor Funds – Vanguard Windsor II Fund	39.1	5.3

Scottish Widows Investment Partnership Limited	32.2	4.4

Legal & General Investment Management	29.7	4.0

Lansdowne Partners Limited Partnership	23.2	3.2

Maple-Brown Abbott Limited	22.5	3.1

Standard Life Group	22.4	3.0

Other than as identified above and interests held as bare nominee, Hanson has not been notified of any other interests in 5% or more of the ordinary shares (including ADSs) in the three years prior to the date of the Annual Report and Form 20-F.

As at February 22, 2005 15.8m ADSs were held of record in the USA. The 79.0m ordinary shares (10.7% of the issued share capital) representing those ADSs were registered in the name of National City Nominees Limited.

As of February 22, 2005, approximately 0.3 million ordinary shares were held of record in the USA by approximately 260 record holders. Hanson believes that as of February 22, 2005, approximately 7.35% of its outstanding ordinary shares were also beneficially owned by US holders. Since certain of these securities are held by brokers or other nominees, the number of holders of record in the USA may not be representative of the number of beneficial owners or of where the beneficial owners are resident.

96	Investor information

Back to Contents

Investor information continued

Ordinary shareholders
As at February 22, 2005 there were 736,968,849 ordinary shares in issue, of which 6,350,000 were held in treasury. There were 55,249 registered holders.

Listings
Hanson ordinary shares are listed on the Official List of the UK Listing Authority (the “Official List”) and admitted to trading on the London Stock Exchange. The 7.875% notes due 2010 of the Company are also listed on the Official List and admitted to trading on the London Stock Exchange.

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

	London Stock Exchange		NYSE

	pence per ordinary share		US dollars per ADS

	High	Low	High	Low

Calendar 2000	520.00	310.00	41.94	22.44

Calendar 2001	567.00	425.00	37.00	31.20

Calendar 2002	539.50	264.50	39.66	21.23

Calendar 2003

First quarter	334.50	256.75	26.65	21.55

Second quarter	371.75	315.00	31.61	25.00

Third quarter	436.75	328.00	34.10	26.90

Fourth quarter	430.00	390.00	36.50	32.58

Calendar 2004

First quarter	451.50	398.00	42.40	36.26

Second quarter	446.00	377.75	39.96	34.49

Third quarter	410.50	360.00	37.00	33.71

Fourth quarter	449.25	399.50	43.30	36.90

Most recent six months

August 2004	388.00	377.00	35.25	34.27

September 2004	410.50	379.75	37.00	34.16

October 2004	424.50	399.50	38.10	36.90

November 2004	431.25	411.00	40.35	37.70

December 2004	449.25	409.75	43.30	39.81

January 2005	504.75	451.50	47.05	42.35

February 2005 (through February 22, 2005)	536.75	502.50	50.52	47.25

Annual General Meeting
The AGM will be held at 11.00am on April 20, 2005 in the Royal Aeronautical Society, 4 Hamilton Place, London W1J 7BQ. Shareholders being sent the Annual Report and Form 20-F have also received a separate notice of the AGM, incorporating explanatory notes of the resolutions to be proposed at the meeting.

Holders of ADSs and CDIs are not members of the Company but may instruct their respective depositary as to the exercise of voting rights at the AGM pertaining to the number of ordinary shares represented by their ADSs and CDIs.

Ordinary shareholders may submit their proxy electronically via the internet at www.sharevote.co.uk or, if they have already registered with Lloyds TSB Registrars on-line portfolio service, they may appoint their proxy by visiting www.shareview.co.uk Ordinary shareholders who are CREST participants may use the CREST proxy voting service for submitting electronic proxy appointments and voting instructions for the AGM. Full instructions on using these electronic voting options are included on the separate notice of the AGM.

Investor information	97

Back to Contents

Investor information continued

Hanson website: www.hanson.biz
Our website www.hanson.biz, which was re-launched in February 2004 is now firmly established and we are continuing our long-term on-line strategy to realise commercial benefits, maximise cost savings and reinforce the Hanson brand. Via our website you can download our corporate reports, news releases and investor presentations, consult frequently asked questions, check dividend information and use share price data tools. Key features include:

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

Alternatively, Lloyds TSB Registrars offer Shareview Dealing, a service which allows UK resident shareholders to sell or purchase Hanson PLC ordinary shares via the internet by logging on to www.shareview.co.uk/dealing or via telephone on 0870 850 0852.

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

Unsolicited mail
As UK law obliges companies to make their share registers available to other organisations, shareholders may receive unsolicited mail. Shareholders in the UK who wish to limit the amount of unsolicited mail they receive should ask for a registration form from Mailing Preference Service, FREEPOST 29 LON20771, London W1E 0ZT or from www.mpsonline.org.uk.

98	Investor information

Back to Contents

Ancillary information

Description of business
General development of business
Hanson became a business focused purely on building materials in 1997 following the demerger of the old Hanson conglomerate. The major building materials companies remaining within Hanson at the time were ARC, Hanson Brick and Cornerstone.

Hanson management transformed the business into a world leading building materials company. This involved a series of disposals and acquisitions, the largest of which was the acquisition of the Australian construction materials business, Pioneer International, in May 2000.

Following a series of restructuring, Hanson now operates as four identifiable trading regions: Hanson North America (42.3% of 2004 continuing turnover), Hanson UK (31.3% of 2004 continuing turnover), Hanson Australia & Asia Pacific (19.1% of 2004 continuing turnover), and Hanson Continental Europe (7.3% of 2004 continuing turnover).

This structure reinforces a continued focus on our core values of cost and margin control, together with disciplined and proactive growth via capital expenditure and bolt-on acquisitions.

North America
Hanson’s North American operations are organised into two operating groups, Hanson Aggregates North America and Hanson Building Products North America, with a corporate office in Neptune, New Jersey.

(a) Hanson Aggregates North America
Hanson Aggregates North America, headquartered in Dallas, Texas produces aggregates, asphalt, cement and ready-mixed concrete and has over 350 operating locations throughout the USA.

(b) Hanson Building Products North America
Hanson Building Products North America, headquartered in Dallas, Texas, is divided into two sub-groups, Pipe & Products and Brick & Tile. Pipe & Products, also headquartered in Dallas, produces concrete pipes, related drainage products and precast concrete products for the US and Canadian markets. Brick & Tile, with its headquarters in Charlotte, North Carolina, produces clay bricks for the US and Canadian markets from its principal manufacturing plants in Canada, Texas, and the Carolinas as well as having roof tile plants in Florida, California, Texas and Arizona.

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

Included within Hanson Aggregates UK are Hanson’s marine dredging operations which, through a wholly owned subsidiary and United Marine Holdings Limited, a joint-venture with a member of the Tarmac group of companies, supply sea-dredged aggregates to the UK, Belgium, Holland and France.

(b) Hanson Building Products UK
Hanson Building Products UK supplies bricks, concrete pipes, manholes, blocks, flooring, precast concrete and packed aggregates products throughout the UK.

Australia & Asia Pacific
Hanson Australia is a major supplier of construction materials to the Australian market. Its operations are divided into two operating groups: Hanson Construction Materials, which produces ready-mixed concrete, aggregates and asphalt; and Hanson Building Products, which produces blocks, pavers and retaining walls. Its other major interests include (i) its 25% share in Cement Australia Holdings Pty Ltd, jointly owned with Rinker Group Ltd and Holcim Ltd, which operates cement plants in New South Wales, Tasmania and Queensland, and (ii) Pioneer Road Services Pty Ltd, jointly owned with Shell Australia Ltd, which operates as an asphalt and contracting business.

Hanson Asia Pacific operates in the south east Pacific region, principally in Malaysia, Hong Kong and Singapore.

Continental Europe
Hanson Continental Europe operates various aggregates, ready-mixed concrete and asphalt operations in Spain, the Czech Republic, the Netherlands, Belgium, France, Germany and Israel.

Additional information
Exchange Rates
The following table sets forth for the periods indicated the average noon buying rates in US dollars per £1 (to the nearest cent), calculated by using the average of the exchange rates on the last day of each full calendar month during the period.

Average

Year ended December 31, 2000	1.51

Year ended December 31, 2001	1.44

Year ended December 31, 2002	1.51

Year ended December 31, 2003	1.65

Year ended December 31, 2004	1.84

Year ending December 31, 2005 (through February 22, 2005)	1.86

The following table sets forth the high and low noon buying rates for the last six months in US dollars per £1 (to the nearest cent).

	High	Low

August 2004	1.85	1.79

September 2004	1.81	1.77

October 2004	1.84	1.78

November 2004	1.91	1.83

December 2004	1.95	1.91

January 2005	1.91	1.86

February 2005 (through February 22, 2005)	1.90	1.86

Business overview
Seasonality
Seasonality is a significant factor affecting all of our operations. In our major markets in the USA, the UK and northern Continental Europe, activity is very much concentrated during the period between March and November, while the winter in Australia and the rainy season and Chinese New Year in Asia Pacific cause a material slow-down in operations during these periods. Unusual weather patterns, in particular heavy and sustained rainfall during peak construction periods, can cause significant delays and have an adverse impact on our businesses.

Sources and availability of raw materials
We generally own or lease the real estate on which the raw materials, namely aggregates and clay reserves, essential to our main businesses are found, although in the case of the marine businesses of Hanson Aggregates UK and Hanson Aggregates North America, we operate under licences from the relevant national and local authorities.

Ancillary information	99

Back to Contents

Ancillary information continued

We are also a significant purchaser of certain important materials such as cement, bitumen, steel, gas, fuel and other energy supplies, the cost of which can fluctuate by material amounts and consequently have an adverse impact on our businesses. We are not generally dependent on any one source for the supply of these products, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which we operate for the supply of cement, bitumen, steel and fuel. In 2004, percentage price changes in the cement market ranged from a 2%-9% increase. Bitumen prices are affected by general oil price changes. In 2004, percentage price changes in the bitumen market ranged from a decrease of 15% to an increase of 7%.

Sales and marketing
Although sales and marketing activities are more important in connection with our brick business in both the USA and the UK, where branding of the product is a factor, in general the nature of our major products, i.e. rock, sand, gravel, ready-mixed concrete and concrete products, and the cost of transportation means that marketing and selling is conducted on a more localised basis, with an emphasis on service and delivery. Sales and marketing costs tend to be relatively low in relation to the overall delivered price of our products.

Competitive position
Statements relating to Hanson’s position as one of the world’s leading heavy building materials companies, the world’s largest producer of aggregates and one of the largest producers of heavy building products are based on management estimates.

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

Approximately 100 present and former US operating sites, or portions thereof, currently or previously owned and/or leased by current or former companies acquired by Hanson (responsibility for which remains with a member of the Hanson group) are the subject of claims, investigations, monitoring or remediation under the US federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the US federal Resource Conservation and Recovery Act or comparable US state statutes or agreements with third parties. These proceedings are in various stages ranging from initial enquiries to active settlement negotiations to implementation of response actions. In addition, a number of present and former Hanson operating units (responsibility for which remains with a member of the Hanson group) have been named as Potentially Responsible Parties (“PRPs”) at approximately 40 off-site landfills under CERCLA or comparable state statutes. In each of these matters the Hanson operating unit is working with the governmental agencies involved and other PRPs to address environmental claims in a responsible and appropriate manner. A substantial majority of these operating and landfill sites are covered by the environmental insurance policy referred to under the heading “Material Contracts” referred to below.

We do not believe that any of the proceedings relating to operating sites and off-site landfills not covered by the environmental insurance policy will materially adversely affect our business, financial condition or results of operations. At December 31, 2004, we had accrued £225.4m for environmental obligations, including legal and other costs, at such sites as are not covered by the above-mentioned environmental insurance policy. Costs associated with environmental assessments and remediation efforts are accrued when determined to represent a probable loss and to be capable of being reasonably estimated. There can be no assurance that the ultimate resolution of these matters will not differ materially from our estimates.

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

For other legal proceedings against Hanson, see note 27 of the Notes to the accounts.

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

Employees
As at December 31, 2004, Hanson PLC employed 23,800 employees. An analysis of employee numbers by business and geographical area is found in note 4 of the Notes to the accounts. We believe that in general our relationship with our employees and trade unions or other bodies representing our employees is good.

Property, plants and equipment
As of December 31, 2004, our operating units owned 1,121 plants and other freehold properties, of which 486 were located in North America, 297 were located in the UK, 295 were located in Australia and Asia and 43 were located in Continental Europe. The remaining properties of our operating units throughout the world, including other manufacturing facilities, warehouses, stores and offices, were leased. None of the individual properties is considered to have a value that is of major significance in relation to our assets as a whole. For a description of certain environmental issues that may affect our utilisation of our assets, see under the heading “Governmental regulation (including environmental)” referred to above.

100	Ancillary information

Back to Contents

Ancillary information continued

Material contracts
For details relating to the Deposit Agreement under which the Hanson ADSs were issued, the indentures under which the group’s public bonds were issued and various agreements and indemnities relating to the Demergers, see under the heading “Exhibits” included in Hanson PLC’s 2004 Annual Report and Form 20-F filed with the Securities and Exchange Commission.

In August 1998, an agreement was reached under which, for a one-off premium and related transaction costs totalling $275.0m, insurance cover of $800m (after payment by the group of the first $100m of remediation costs arising since January 1, 1998) was available to meet the costs of remediating the environmental liabilities relating to the former Koppers’ company operations of Beazer plc (“Beazer”) (acquired by Hanson in 1991). The insurance cover provided by the subsidiaries of two leading reinsurance companies, centre Solutions (a member of the Zurich Group) and Swiss Re. Administration of the environmental remediation programme will continue to be carried out by Beazer.

On March 29, 2001, we entered into a £900.0m (as subsequently reduced to £829.1m) multi-currency revolving credit facility arranged by Barclays Capital and J P Morgan PLC with a syndicate of banks. Tranche A of the facility is now available in an amount of up to £519.2m, is available for cash advances in various currencies, incorporates a US$646.8m swingline advance facility and a sub-limit of up to £300.0m for Australian dollar loan note advances, and matures on March 29, 2006. Tranche B of the facility was available in an amount of £259.9m, but was not extended in March 2004 in anticipation of us entering into a new US $475m facility arranged by Banc of America Securities Limited and Citigroup Global Markets Limited with a syndicate of banks, subsequently executed, on July 30, 2004, for a period of five years.

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

This discussion addresses only US shareholders that beneficially own and hold ADSs or ordinary shares as capital assets and use the US dollar as their functional currency, and that are either a citizen or resident of the USA for US federal income tax purposes, or a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organised under the laws of the USA or any political subdivision thereof, or an estate the income of which is subject to US federal income taxation regardless of its sources, or a trust, if a court within the USA is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust (each a “US shareholder” for the purposes of this discussion).

The discussion does not consider the tax treatment of beneficiaries of trusts or estates, partnerships or other pass-through entities or persons who hold ordinary shares or ADSs through a partnership or other pass-through entity.

This discussion does not address all aspects of US federal income taxation, such as US federal gift or estate tax, nor state or local taxation. It does not address the tax consequences for financial institutions, financial services entities, insurance companies, dealers in securities or foreign currencies, persons subject to the alternative minimum tax, persons owning directly, indirectly or by attribution five per cent. or more of the total combined voting power of the stock of Hanson, persons carrying on a trade or business in the UK through a permanent establishment, persons who acquired ordinary shares or ADSs as compensation, persons who elect mark-to-market accounting, tax-exempt entities or private foundations, persons that hold the ordinary shares or ADSs as part of a straddle, hedge, constructive sale or conversion transaction or other integrated transaction, persons whose functional currency is other than the US dollar, certain expatriates or former long-term residents of the USA or holders who elected to apply the provisions of the former income tax convention between the USA and the UK.

US shareholders and holders of Hanson ADSs should consult their tax advisors with regard to the application of the US federal income tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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

Ancillary information	101

Back to Contents

Ancillary information continued

An individual US shareholder’s “qualified dividend income” is subject to tax at a reduced rate of tax of 15%. For this purpose, qualified dividend income includes dividends from foreign corporations if (a) the stock of such corporation with respect to which such dividend is paid is readily tradable on an established securities market in the USA, including NASDAQ, or (b) such corporation is eligible for the benefits of a comprehensive tax treaty with the USA that includes an information exchange programme and is determined to be satisfactory to the US Secretary of the Treasury. The US Secretary of the Treasury has indicated that the UK-US income tax treaty which came into effect on March 31, 2003 (the “Treaty”) is satisfactory for this purpose. Dividends will not however qualify for the reduced rate if such corporation is treated for the tax year in which dividends are paid (or in the prior year) as a “foreign investment company,” a “foreign personal holding company,” or a “passive foreign investment company” for US federal income tax purposes. Based on the nature of Hanson’s operations, Hanson does not believe that it would be treated as a foreign investment company, or a foreign personal holding company. Recently enacted US federal income tax legislation repealed the foreign investment company and foreign personal holding company provisions effective for tax years of the foreign corporation beginning after December 31, 2004. Although Hanson does not believe it is a passive foreign investment company, see the discussion below under the heading “Passive Foreign Investment Company Considerations.” Accordingly, if Hanson’s beliefs are correct, dividend distributions with respect to its ordinary shares or ADSs should be treated as qualified dividend income and subject to the US shareholder’s satisfaction of the holding period requirements described below, should be eligible for the reduced 15% US federal income tax rate. A US shareholder will not be entitled to the reduced rate: (a) if the US shareholder has not held the ordinary shares or ADSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date; or (b) to the extent the US shareholder is under an obligation to make related payments on substantially similar or related property. Any days during which a US shareholder has diminished its risk of loss on the ordinary shares or ADSs are not counted towards meeting the 61-day holding period required by the statute. The UK does not currently apply a withholding tax on dividends under its internal laws. However, if such a withholding tax were introduced, the UK would be entitled, under the Treaty, in certain circumstances to impose a withholding tax at a rate of up to 15% on dividends paid to a US shareholder. Subject to applicable limitations, a US shareholder who was subject to any such withholding should be entitled to claim a deduction for withheld tax or, subject to the holding period requirements mentioned below, a credit for such withholding tax against such holder’s US federal income tax liability. The US foreign tax credit limitation may be reduced to the extent that dividends are eligible for the reduced rate described above.

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

The Directors believe that Hanson was not a PFIC in 2004 and that Hanson will not be a PFIC in 2005. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that Hanson will not become a PFIC. In particular, depending upon the composition of Hanson’s assets and other factors, including Hanson’s market capitalisation, there is a possibility that Hanson may become a PFIC for 2005. If Hanson was a PFIC, a US shareholder would be required to complete IRS Form 8621 with the US shareholder’s US federal income tax return each year. If Hanson was a PFIC and a US shareholder did not make an election to treat Hanson as a ‘qualified electing fund’, as described on the following page:
–	excess distributions by Hanson to a US shareholder would be taxed in a special way. ‘Excess distributions’ are amounts received by a US shareholder in respect of the shares in a PFIC in any taxable year that exceed 125% of the average distributions received by that shareholder from the PFIC in the shorter of either the three previous years or the US shareholder’s holding period for the PFIC shares before the present taxable year. Excess distributions must be allocated ratably to each day that a US shareholder has held shares in the PFIC. A US shareholder must include in gross income amounts allocated to the current taxable year and amounts allocable to certain years prior to Hanson becoming a PFIC, as ordinary income for that year. A US shareholder must pay tax on amounts allocated to other taxable years when Hanson was a PFIC at the highest rate in effect for that year on ordinary income, and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax;

102	Ancillary information

Back to Contents

Ancillary information continued

–	the entire amount of gain that was realised by a US shareholder upon the sale or other disposition of shares in a PFIC will also be treated as an excess distribution and will be subject to tax as described above;
–	a US shareholder’s tax basis in shares in a PFIC that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

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

Inheritance Tax
The United Kingdom imposes inheritance tax, broadly, on transfers of capital which occur on death and in the preceding seven years. The UK Inland Revenue is known to consider that the Estate and Gift Tax Convention applies to inheritance tax and it is understood that, in practice, both the UK Inland Revenue and the US Internal Revenue Service apply the provisions of the Estate and Gift Tax Convention to inheritance tax. On this assumption, an ADS or ordinary share held by an individual who is domiciled in, or a citizen of, the United States and is not a national of or domiciled in the United Kingdom will not be subject to UK inheritance tax on the individual’s death or on a transfer of the ADS or ordinary share during the individual’s lifetime except in the exceptional case where the ADS or ordinary share is part of the business property of a UK permanent establishment or an enterprise or pertains to a UK fixed base of an individual used for the performance of independent personal services. Special rules apply where an ADS or ordinary share is held in trust. The Estate and Gift Tax Convention generally provides a credit for the amount of any tax paid in the United Kingdom against the US federal tax liability or for tax paid in the USA to be credited against the United Kingdom liability (according to rules set out in the Convention) in a case where the ADS or ordinary share is subject both to UK inheritance tax and to US federal gift or estate tax.

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

Ancillary information	103

Back to Contents

Definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Act/Companies Act	The Companies Act 1985 (as amended)

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing five underlying Ordinary
Shares of Hanson PLC

AGM	Annual General Meeting

ASX	Australian Stock Exchange Limited

bn	Billion

CDI	CHESS Depositary Interest

Company or company	Hanson PLC, sometimes referred to as New Hanson

Court	The High Court of Justice in England and Wales

Demergers	The demergers of US Industries, Inc. in 1995, Imperial and Millennium
in 1996 and The Energy Group in 1997

Depositary	Citibank, as depositary under the deposit agreement dated
as of October 14, 2003 pursuant to which ADS’s are issued

Directors	The Directors of Hanson PLC

EGM	Extraordinary General Meeting

ESOP	Employee Share Ownership Plan

Free cash flow	Operating cash flow after interest and taxation

FRS	Financial Reporting Standard (UK)

Hanson	Old Hanson and/or New Hanson as the case may be

Hanson or the group	Hanson and its subsidiaries

Hanson PLC	A company incorporated in England and Wales (No. 4626078) which was formerly named Hanson Building Materials PLC prior to October 14, 2003

Heritage	Operations owned by the group for more than 12 months

IFRS	International Financial Reporting Standards

LIBOR	The London inter-bank offered rate, the variable rate of interest charged by a bank when lending to other banks in the London inter-bank market

London Stock Exchange	London Stock Exchange plc

m	Million

Millennium	Millennium Chemicals, Inc.

New Hanson	Hanson PLC

NYSE	New York Stock Exchange, Inc.

Old Hanson	Hanson Building Materials Limited, a company incorporated in England and Wales (No 488067), formerly named Hanson PLC prior to
October 14, 2003

Ordinary shares/shares	Ordinary shares of £2 each or of 10p each in the capital of Old Hanson and New Hanson respectively

Pioneer	Pioneer International Limited

pound sterling, £, pence or p	Refers to units of UK currency

ppts	Percentage points

SEC	Securities and Exchange Commission of the United States

Scheme or Scheme of Arrangement	The scheme of arrangement under section 425 of the Act approved by the Court on October 13, 2003

Scheme effective date	October 14, 2003

SFAS	Statement of Financial Accounting Standards (United States)

SOX	Sarbanes-Oxley Act of 2002 (United States)

SSAP	Statements of Standard Accounting Practice (UK)

The Energy Group	The Energy Group plc

UITF	Urgent Issues Task Force (UK)

UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland

UK GAAP	Generally accepted accounting principles applied in the UK

US dollar, US$, cents or c	Refers to units of US currency

US GAAP	US generally accepted accounting principles

USA, US or United States	United States of America

Figures in parentheses in tables and financial statements are used to represent negative numbers.

104	Definitions

Back to Contents

Glossary of terms and US equivalents

Terms used in the Annual Report and Form 20-F	US equivalent or brief description^

Accounts	Financial statements

Acquisition accounting	Purchase accounting

Allotted	Issued

Associate	A business which is not a subsidiary or a joint-venture, but in which the group has a shareholding and exercises significant influence

Called-up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax depreciation

Creditors	Accounts payable and accrued liabilities

Creditors: amounts due after more than one year	Long-term liabilities

Creditors: amounts due within one year	Current liabilities

Debtors	Receivables

Finance lease	Capital lease

Financial year	Fiscal year

Fixed asset investments	Non-current investments

Fixed assets	Long lived assets

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Group, or consolidated, accounts	Consolidated financial statements

Interest payable	Interest expense

Interest receivable	Interest income

Joint-venture	A business which is jointly controlled by the group and one or more external partners

Nominal value	Par value

Operating profit	Net operating income

Pension scheme	Pension plan

Profit	Income (or earnings)

Profit and loss account	Income statement

Profit and loss account (under “capital and reserves” in balance sheet)	Retained earnings

Profit attributable to ordinary shareholders	Net income attributable to ordinary shareholders

Reconciliation of movements in shareholders’ funds	Statement of changes in stockholders’ equity

Reserves	Stockholders’ equity other than capital stock

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)

Shareholders’ funds	Stockholders’ equity

Shares in issue	Shares outstanding

Statement of total recognised gains and losses	Statement of comprehensive income

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Total assets	Total identifiable assets

Turnover	Revenues/sales

^US equivalent refers to the most comparable US term to that used in the Annual Report and Form 20-F. It should not be assumed that the terms used in the Annual Report and Form 20-F and the US equivalent are identical

Glossary of terms and US equivalents	105

Back to Contents

Cross reference to Form 20-F

The information in this document that is referenced in the following table is included in Hanson PLC’s 2004 Form 20-F and is filed with the Securities and Exchange Commission.

Item		Page

1	Identity of Directors, senior management and advisors	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
A	Selected financial data	94-95

A	Exchange rates	99

B	Capitalisation and indebtedness	65, 69

D	Risk factors	44-45

4	Information on the Company
A	History and development of the Company
	Incorporation and name	33

	Incorporation of the Company	103

	Description of business	3-7

	Note 21 – Acquisitions and disposals	71-72

	Capital expenditure	26

B	Business overview
	Description of business	3-7

	Hanson – the key facts	107-108

	Note 1 – segmental analysis	54-56

	Seasonality	99

	Sources and availability of raw materials	99-100

	Sales and marketing	100

	Patents and trademarks	100

	Government regulations (including environmental)	100

C	Organisational structure
	Note 12 – Investments	63

D	Property, plants and equipment	100

	Government regulation (including environmental)	100

	Note 11 – Tangible fixed assets	62

5	Operating and financial review and prospects
A	Operating results
	Operating and financial review	8-29

B	Liquidity and capital resources
	Funding, liquidity and treasury management	28

	Capital expenditure	26

	Consolidated cash flow statement	49

	Note 25 – Reconciliation of net cash flow movement
	to movement in net (debt)	74

	Note 30 – Financial risk management	81-82

C	Research and development, patents and licences, etc
	Note 3 – Costs and overheads	57

	Patents and trademarks	100

D	Trend information
	Operating and financial review	8-29

E	Off balance sheet arrangements	27

F	Tabular disclosure of contractual obligations	27

G	Safeharbour	Inside front cover

6	Directors, senior management and employees
A	Directors and senior management
	Board of Directors	32

B	Compensation
	Remuneration report	38-43

C	Board practices

	Board of Directors	32

	The Board of Directors	35

	Service contracts	41

	Corporate governance	34

	Remuneration, Nominations and Audit Committees	35-36

D	Employees

	Note 4 – Directors and employees	58

Item		Page

E	Share ownership
	Remuneration report	38-43

	Note 33 (l) – Additional information required
	by US GAAP in regards to employee share schemes	92-93

7	Major shareholders and related party transactions
A	Major shareholders	96

B	Related party transactions
	Remuneration report	38-43

	Note 31– Other related party transactions	83

C	Interests of experts and counsel	n/a

8	Financial information
A	Consolidated statements and other financial information
	Financial statements	See Item 18

	Asbestos	25

	Note 27 – Contingent liabilities	74-75

	Dividend policy	96

B	Significant changes
	Note 32 – Subsequent events	83

9	The offer and listing
A	Share price history
	Listings	97

C	Markets
	Listings	97

10	Additional information

B	Memorandum and Articles of Association	103

C	Material contracts	101

D	Exchange controls	101

E	Taxation
	Taxation information for US shareholders	101-103

H	Documents on display	103

I	Subsidiary information	63

11	Quantitative and qualitative disclosures about market risk

	Funding, liquidity and treasury management	28

	Note 30 – Financial risk management	81-82

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders
	and use of proceeds	n/a

15	Controls and procedures
	Evaluation of disclosure controls and procedures	37

	Internal control	36-37

16	Reserved	n/a

16A	Audit committee financial expert
	Audit Committee	36

16B	Code of ethics
	Corporate governance	34

16C	Principal accountant fees and service

	Note 3 – Costs and overheads	57

	Audit Committee	36

16D	Exemptions from the Listing Standards for Audit Committees	n/a

16E	Repurchase activity	70

17	Financial statements	n/a

18	Financial statements
	Report of independent registered public accounting firm	46

	Consolidated profit and loss account	47

	Balance sheets	48

	Consolidated cash flow statement	49

	Statement of total recognised gains and losses	50

	Reconciliation of movements in shareholders’ funds	50

	Accounting policies	51-53

	Notes to the accounts	54-93

19	Exhibits	n/a

106	Cross reference to Form 20-F

Back to Contents

Hanson – the key facts
as at December 31, 2004

Hanson	Hanson	Hanson	Hanson
North America	UK	Australia & Asia Pacific	Continental Europe

Number of employees#

12,546	6,913	6,548	1,369

Continuing turnover* 2004

£1,599.0m 42.3%	£1,183.9m 31.3%	£720.7m 19.1%	£277.8m 7.3%

Continuing operating profit* 2004

£215.3m 51.2%	£119.1m 28.3%	£62.0m 14.8%	£24.0m 5.7%

Countries of operation

USA	UK	Australia	Belgium
Canada		Greater China	Czech Republic
Mexico		Malaysia	France
		Singapore	Germany
Spain
The Netherlands
Israel

Products

Asphalt	Asphalt	Asphalt	Asphalt
Bricks	Bricks	Cement	Crushed rock
Cement	Building stone	Concrete products	Ready-mixed concrete
Concrete pipe and products	Concrete products	Crushed rock	Sand and gravel
Crushed rock	Crushed rock	Precast concrete
Precast concrete	Precast concrete	Ready-mixed concrete
Ready-mixed concrete	Ready-mixed concrete	Sand and gravel
Roofing tiles	Recycled materials
Sand and gravel	Sand and gravel

		Ready-mixed
	Aggregates**	concrete	Asphalt	Bricks

2004 sales volumes†‡	(mt)	(m m3)	(mt)	(m)

North America	137.6	4.2	4.9	1,594

UK	40.5	5.6	4.4	762

Australia & Asia Pacific	34.7	8.6	3.9	–

Continental Europe	30.4	5.3	0.5	–

Total	243.2	23.7	13.7	2,356

#Including joint-ventures and associates
*Including joint-ventures and associates and pre-exceptional items
†Information is based on continuing volumes
‡Includes Hanson’s share of joint-ventures and associates
**Includes marine dredged aggregates
mt = million metric tonnes

Hanson – the key facts	107

Back to Contents

Hanson – the key facts continued
as at December 31, 2004

Operations*

										Ready-
										mixed
	Aggregates				Concrete products				Bricks	concrete				Other

												Rail depots/
						Concrete						marine
					Concrete	flooring				Ready-		wharves/
	Crushed	Sand and			pipe and	& precast	Packed	Roofing		mixed		cement	Recycling/
	rock	gravel	Asphalt	Marine	products	concrete	products	tile	Brick	concrete	Cement	distribution	landfill
	quarries	quarries	plants	dredgers	factories	sites	sites	plants	plants	plants	plants	terminals	sites	Misc.

North America
Alabama (AL)	–	–	–	–	4	–	–	–	–	–	–	–	–	–

Arizona (AZ)	–	7	3	–	3	–	–	1	–	14	–	–	–	5

Arkansas (AR)	–	3	–	–	4	–	–	–	–	–	–	–	–	1

California (CA)	9	11	6	4	6	–	–	2	–	16	1	8	14	8

Florida (FL)	–	–	–	–	10	–	–	4	–	–	–	–	–	–

Georgia (GA)	9	–	–	–	–	–	–	–	–	–	–	–	–	3

Illinois (IL)	–	–	–	–	1	–	–	–	–	–	–	–	–	–

Indiana (IN)	13	2	–	–	1	–	–	–	–	–	–	–	–	9

Kentucky (KY)	10	–	–	–	–	–	–	–	2	–	–	–	–	3

Louisiana (LA)	–	–	–	–	3	–	–	–	1	–	–	1	–	–

Maryland (MD)	–	–	–	–	2	–	–	–	–	–	–	–	–	1

Michigan (MI)	–	–	–	–	1	–	–	–	1	–	–	–	–	1

Minnesota (MN)	–	–	–	–	2	–	–	–	–	–	–	–	–	–

Mississippi (MS)	–	–	–	–	7	–	–	–	–	–	–	–	–	–

New Jersey (NJ)	1	5	–	–	–	–	–	–	–	–	–	–	–	2

New Mexico (NM)	1	–	–	–	–	–	–	–	–	–	–	–	–	–

New York (NY)	18	10	19	–	–	–	–	–	–	15	–	–	–	16

North Carolina (NC)	10	2	–	–	–	–	–	–	5	–	–	–	–	5

Ohio (OH)	17	3	–	–	5	–	–	–	–	7	–	–	–	9

Oklahoma (OK)	1	1	–	–	1	–	–	–	–	–	–	–	–	1

Oregon (OR)	–	–	–	–	3	–	–	–	–	–	–	–	–	–

Pennsylvania (PA)	21	8	10	1	1	–	–	–	–	–	–	–	–	7

South Carolina (SC)	6	2	–	–	1	–	–	–	4	–	–	–	–	1

South Dakota (SD)	–	–	–	–	1	–	–	–	–	–	–	–	–	–

Texas (TX)	9	10	–	–	19	–	–	1	8	24	–	9	–	10

Virginia (VA)	–	–	–	–	11	–	–	–	–	–	–	–	–	–

Washington (WA)	–	–	–	–	1	–	–	–	–	–	–	–	–	–

Ontario (Canada)	–	–	–	–	5	–	–	–	4	–	–	–	–	–

Quebec (Canada)	–	–	–	–	–	–	–	–	1	–	–	–	–	–

Mexico	1	1	–	–	–	–	–	–	–	–	–	3	–	–

Total	126	65	38	5	92	–	–	8	26	76	1	21	14	82

UK	47	51	49	14	15	5	19	–	15	245	–	35	1	–

Australia
Canberra	1	–	–	–	–	–	–	–	–	1	–	–	–	–

New South Wales	9	8	8	–	1	–	–	–	–	75	1	6	–	–

Northern Territory	–	–	2	–	–	–	–	–	–	3	–	–	–	–

Queensland	7	8	11	–	8	–	–	–	–	59	2	23	–	–

South Australia	2	2	1	–	–	–	–	–	–	10	–	–	–	–

Western Australia	6	1	3	–	–	–	–	–	–	28	–	1	1	–

Tasmania	1	1	–	–	2	–	–	–	–	13	1	1	–	1

Victoria	11	8	7	–	–	–	–	–	–	53	–	3	3	–

Total	37	28	32	–	11	–	–	–	–	242	4	34	4	1

Asia Pacific
Greater China	5	–	1	–	–	–	–	–	–	14	–	–	–	–

Malaysia	20	–	18	–	–	–	–	–	–	51	–	–	–	–

Singapore	–	–	1	–	–	1	–	–	–	–	–	–	–	2

Total	25	–	20	–	–	1	–	–	–	65	–	–	–	2

Continental Europe
Belgium	–	–	–	–	–	–	–	–	–	3	–	4	–	–

Czech Republic	4	4	1	–	–	–	–	–	–	–	–	–	–	–

France	–	–	–	–	–	–	–	–	–	–	–	1	–	–

Germany	5	4	–	–	–	–	–	–	–	–	–	–	–	–

Spain	11	4	–	–	–	–	–	–	–	46	–	–	–	1

The Netherlands	–	–	–	–	–	–	–	–	–	3	–	1	–	–

Israel	4	–	2	–	–	–	–	–	–	23	–	–	–	–

Total	24	12	3	–	–	–	–	–	–	75	–	6	–	1

Group total	259	156	142	19	118	6	19	8	41	703	5	96	19	86

*Includes joint-ventures and associates

108	Hanson – the key facts

Back to Contents

Shareholder contact information

Hanson PLC contacts

Company Secretary	Corporate and Investor Relations
Paul Tunnacliffe	Carol Ann Walsh
E-mail paul.tunnacliffe@hansonplc.com	E-mail carolann.walsh@hansonplc.com

www.hanson.biz

Information

Ordinary shares:

Lloyds TSB Registrars	UK investors
Shareholder Services	Tel 0870 600 0632
The Causeway	Fax 0870 600 3980
Worthing	Overseas investors
West Sussex BN99 6DA	Tel +44 (0) 121 415 7085
UK	Fax +44 (0) 1903 854 031
www.shareview.co.uk

American Depositary Shares (ADSs):

Citibank Shareholder Services	US investors
PO Box 43077	Tel +1 877 248 4237
Providence	Non-US investors
RI 02940-3077	Tel +1 816 843 4281
USA
Fax +1 201 324 3284
E-mail citibank@shareholders-online.com

CHESS Depositary Interests (CDIs):

ASX Perpetual Registrars Limited	Tel +61 (0) 2 8280 7111
Level 8	Fax +61 (0) 2 9287 0303
580 George Street	www.asxperpetual.com.au
Sydney
NSW 2000
Australia

UK Investor share dealing service information for Hanson ordinary shares:

Hoare Govett Limited	Tel +44 (0) 20 7678 8300
250 Bishopsgate
London EC2M 4AA
UK

Lloyds TSB Registrars	Tel 0870 850 0852
Shareview Dealing	www.shareview.co.uk/dealing
The Causeway
Worthing
West Sussex BN99 6DA
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

Design by Browns/London
Location photography by Magnum – Alex Webb, Harry Gruyaert and Steve McCurry
Portrait photography by Phil Sayer and Gary McCoy
Printed by St Ives Westerham Press under ISO 14001 environmental accreditation

Back to Contents

Hanson PLC
1 Grosvenor Place
London SW1X 7JH
Tel +44 (0) 20 7245 1245
Fax +44 (0) 20 7235 3455
www.hanson.biz

Hanson PLC Annual Report and Form 20-F 2004

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

2.2

Indenture dated as of January 29, 1993, among Hanson Overseas B.V., Hanson Building Materials Limited (formerly known as Hanson PLC, Old Hanson) and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Old Hanson’s Registration Statement No. 33-52416 on Form F-3).

2.3

First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.2 hereof, among Hanson Overseas B.V., Old Hanson, Hanson PLC and the Bank of New York, as Trustee (incorporated by reference to Exhibit 2.3 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2003).

2.4

Indenture dated as of September 27, 2000 among Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Old Hanson’s Registration Statement No. 333-12510 on Form F-3.

2.5

First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.4 hereof, among Old Hanson, Hanson PLC and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.5 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2003).

2.6

Indenture dated as of March 18, 2003 among Hanson Australia Funding Limited, Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to Old Hanson’s Registration Statement No. 333-98517 on Form F-3.

2.7

First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.6 hereof among Hanson Australia Funding Limited, Old Hanson, Hanson PLC and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.7 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2003).

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

4.1

Form of Demerger Agreement, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.7 to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.2	Form of Indemnification Agreement, between Old Hanson and Millennium (incorporated by reference to Exhibit 10.8 to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.3

Form of Tax Sharing and Indemnification Agreement, between Old Hanson, Hanson Overseas Holdings Ltd. and Millenium (incorporated by reference to Exhibit 10.9(b) to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.4

Form of Deed of Tax Covenant, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.9(b) to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.5	Amendment to the Deed of Tax Covenant, dated January 28, 1997 (incorporated by reference to Exhibit 3.1(e) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1998).

4.6

Agreement, dated August 28, 1996 among Imperial, Old Hanson, J. Henry Schroder & Co. Ltd and certain other parties (incorporated by reference to Exhibit 3.2(a) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.7	Deed, dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(b) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.8	Demerger Agreement dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(c) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.9	Form of Demerger Agreement between Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.2 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.10	Form of Deed between Old Hanson and Rollalong Ltd (incorporated by reference to Exhibit 3.3 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.11	Form of Indemnification Agreement between Old Hanson and the Energy Group (incorporated by reference to Exhibit 3.4 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.12

Form of Tax Sharing and Indemnification Agreement among Old Hanson, Cavenham, The Energy Group and Gold Fields American Corporation (incorporated by reference to Exhibit 3.5 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.13

Form of Peabody Acquisition Agreement among US Holdings, Inc., GFAC International Holdings Inc. ( GFAC ), Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.6 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-145476)).

8.1	Principal subsidiary undertakings (incorporated by reference to list of principal subsidiary undertakings on page 64 in the Annual Report and Form 20-F).

12.1	Certification of Alan J. Murray filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Jonathan C. Nicholls filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Alan J. Murray furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350.

13.2	Certification of Jonathan C. Nicholls furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350.

14.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

     The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

HANSON PLC
(Registrant)

By	/s/ Graham Dransfield
Graham Dransfield
Legal Director

Dated: March 2, 2005

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

2.2

Indenture dated as of January 29, 1993, among Hanson Overseas B.V., Hanson Building Materials Limited (formerly known as Hanson PLC, Old Hanson) and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Old Hanson’s Registration Statement No. 33-52416 on Form F-3).

2.3

First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.2 hereof, among Hanson Overseas B.V., Old Hanson, Hanson PLC and the Bank of New York, as Trustee (incorporated by reference to Exhibit 2.3 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2003).

2.4

Indenture dated as of September 27, 2000 among Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Old Hanson’s Registration Statement No. 333-12510 on Form F-3.

2.5

First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.4 hereof, among Old Hanson, Hanson PLC and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.5 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2003).

2.6

Indenture dated as of March 18, 2003 among Hanson Australia Funding Limited, Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to Old Hanson’s Registration Statement No. 333-98517 on Form F-3.

2.7

First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.6 hereof among Hanson Australia Funding Limited, Old Hanson, Hanson PLC and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.7 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2003).

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

4.1

Form of Demerger Agreement, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.7 to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.2	Form of Indemnification Agreement, between Old Hanson and Millennium (incorporated by reference to Exhibit 10.8 to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.3

Form of Tax Sharing and Indemnification Agreement, between Old Hanson, Hanson Overseas Holdings Ltd. and Millenium (incorporated by reference to Exhibit 10.9(b) to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.4

Form of Deed of Tax Covenant, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.9(b) to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.5	Amendment to the Deed of Tax Covenant, dated January 28, 1997 (incorporated by reference to Exhibit 3.1(e) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1998).

4.6

Agreement, dated August 28, 1996 among Imperial, Old Hanson, J. Henry Schroder & Co. Ltd and certain other parties (incorporated by reference to Exhibit 3.2(a) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.7	Deed, dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(b) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.8	Demerger Agreement dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(c) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.9	Form of Demerger Agreement between Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.2 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.10	Form of Deed between Old Hanson and Rollalong Ltd (incorporated by reference to Exhibit 3.3 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.11	Form of Indemnification Agreement between Old Hanson and the Energy Group (incorporated by reference to Exhibit 3.4 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.12

Form of Tax Sharing and Indemnification Agreement among Old Hanson, Cavenham, The Energy Group and Gold Fields American Corporation (incorporated by reference to Exhibit 3.5 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.13

Form of Peabody Acquisition Agreement among US Holdings, Inc., GFAC International Holdings Inc. ( GFAC ), Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.6 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-145476)).

8.1	Principal subsidiary undertakings (incorporated by reference to list of principal subsidiary undertakings on page 64 in the Annual Report and Form 20-F).

12.1	Certification of Alan J. Murray filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Jonathan C. Nicholls filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Alan J. Murray furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350.

13.2	Certification of Jonathan C. Nicholls furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350.

14.1	Consent of Independent Registered Public Accounting Firm.