Form 20-F
period 2005-12-31
HANSON PLC
filed 2006-03-01
CIK 1265725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

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

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

1	Financial highlights
2	Chairman’s statement
3	Chief Executive’s overview
4	Summary financial results
5	Review of operations
14	Hanson Aggregates North America
18	Hanson Building Products North America
22	Hanson Aggregates UK
26	Hanson Building Products UK
30	Hanson Australia & Asia Pacific
34	Hanson Continental Europe
37	Financial review
45	Principal risks and uncertainties
49	Corporate responsibility
52	Board of Directors
53	Report of the Directors
55	Corporate governance
61	Remuneration report
68	Auditors’ reports
70	Consolidated income statement
71	Consolidated balance sheet
72	Consolidated cash flow statement
73	Consolidated statement of recognised income and expense
74	Notes to the accounts
128	IFRS selected financial data
129	US GAAP selected financial data
130	Investor information
133	Ancillary information
137	Definitions
138	Glossary of terms and US equivalents
139	Cross reference to Form 20-F
140	Audit report for parent Company accounts
141	Hanson PLC – Company
ibc	Shareholder contact information

A Scheme of Arrangement (the “Scheme”) was approved by shareholders of Old Hanson on September 19, 2003, subsequently approved by the Court on October 13, 2003 and became effective at the close of business on October 14, 2003 (the “Scheme Effective Date”). Under the Scheme, shareholders in Old Hanson received, in substitution for each of their ordinary shares of £2 in nominal value in Old Hanson, one ordinary share of 10p in nominal value in New Hanson, following a reduction in the nominal capital of New Hanson approved by the Court on October 20, 2003 and effective from October 21, 2003.

For the purposes of producing the Annual Report and Form 20-F of New Hanson, unless otherwise expressly specified (a) references to the Company and its subsidiaries or Hanson and its subsidiaries, or the group, refer to Old Hanson and its subsidiaries up to the close of business on the Scheme Effective Date and to New Hanson (including Old Hanson) and its subsidiaries as from that time and (b) references to Hanson or the Company are to Old Hanson up to the close of business on the Scheme Effective Date and to New Hanson as from that time. At the Scheme Effective Date New Hanson had no business assets.

Solely for the convenience of the reader, the Annual Report and Form 20-F contains translations of certain amounts in pounds sterling (“£”) or pence (“p”) into US dollars (“US dollars” or “$”) or cents (“c”). The translations of pounds sterling and pence to US dollars and cents appearing in the Annual Report and Form 20-F have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Bank of New York (the “noon buying rate”) on the date of the information so translated. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. On February 21, 2006 the noon buying rate was $1.74 per £1. For additional information on exchange rates between the pound sterling and the US dollar, see “Exchange Rates” on page 133 of the Annual Report and Form 20-F.

Each of Hanson, Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe (as such expressions are referred to in the Annual Report and Form 20-F) is either a holding company or divisional entity, and does not itself carry out any of the business activities described on page 53 of the Annual Report and Form 20-F.

References to ‘we’, ‘our’ or ‘us’, unless the content otherwise requires, is, in the context of a description of the group’s businesses, operational activities or liabilities, a reference to those of the relevant subsidiary company. References to Hanson or the Company should, where appropriate, be construed as a reference to the group or one or more of the Company’s subsidiaries.

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

Such factors include, but are not limited to, changes in economic conditions, especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; inclement weather conditions; the competitive market in which we operate; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs; disruption to, or increased costs of, the supply of materials, energy and fuel to our business; pension and post-retirement healthcare costs; ineffective implementation of computer software systems; our inability to achieve success in our acquisition strategy; exchange rate fluctuations; potential liabilities, including asbestos, arising out of former businesses and activities; adequacy of Koppers’ environmental insurance and US litigation exposure. Hanson does not undertake any obligation to update or revise publicly such forward-looking statements. All written, oral or other tangible and electronic forward-looking statements attributable to Hanson or persons acting on behalf of Hanson are expressly qualified in their entirety by this cautionary statement.

Front cover:
Hanson Aggregates North America – the New
Bridgeport plant, near Dallas, Texas, USA.

Back to Contents

Financial highlights

Summary statistics for the year ended December 31, 2005

	2005	2004	% change

Group turnover*†	£3,715.7m	£3,383.0m	9.8

Operating profit before impairments†	£488.8m	£423.4m	15.4

Profit before taxation†	£429.3m	£347.3m	23.6

Profit for the year	£387.6m	£264.2m	46.7

Net cash inflow from operating activities	£471.2m	£507.5m	(7.2)

Net debt	£989.6m	£695.2m	42.3

Gearing#	37.0%	28.8%	8.2ppts

Earnings per share – basic	53.2p	36.0p	47.8

Earnings per share – continuing operations	54.2p	43.6p	24.3

Earnings per share – continuing operations before impairments	55.5p	46.7p	18.8

Dividend per share – paid in the year	18.65p	17.30p	7.8

Dividend per share‡	20.0p	18.15p	10.2

Group turnover†	Dividend per share‡

Up 9.8%	Up 10.2%

Operating profit before impairments†	Earnings per share – basic

Up 15.4%	Up 47.8%

Cash spend on acquisitions in 2005

£342.9m

Group turnover† by Region	Operating profit before impairments† by Region

		£m	%

North America
1	Hanson Aggregates	980.6	26.4

2	Hanson Building Products	753.7	20.3

		1,734.3	46.7

UK
3	Hanson Aggregates	811.5	21.8

4	Hanson Building Products	368.2	9.9

		1,179.7	31.7
Australia & Asia Pacific
5	Hanson Australia	464.6	12.5

6	Hanson Asia Pacific	108.4	2.9

		573.0	15.4

7	Hanson Continental Europe	228.7	6.2

Group Total		3,715.7	100.0

		£m	%

North America
1	Hanson Aggregates	138.4	26.6

2	Hanson Building Products	125.7	24.2

		264.1	50.8

UK
3	Hanson Aggregates	108.8	20.9

4	Hanson Building Products	37.8	7.3

		146.6	28.2

Australia & Asia Pacific
5	Hanson Australia	81.6	15.7

6	Hanson Asia Pacific	8.1	1.5

		89.7	17.2

7	Hanson Continental Europe	19.9	3.8

Sub Total		520.3	100.0

Central		(31.5)

Group Total		488.8

*Excluding joint-ventures and associates
#Net debt divided by total equity
† Continuing operations
‡2005 interim dividend paid and final dividend recommended

1	Financial highlights

Back to Contents

Chairman’s statement

“During 2005, the group once again achieved excellent progress against its primary objective, which is to create sustainable, long-term value for our shareholders.”
Mike Welton
Chairman, Hanson PLC

2005 has been my first year as Chairman of Hanson PLC, having been appointed to the role in April 2005. I am pleased to be able to report that during 2005 the group once again achieved excellent progress against its primary objective, which is to create sustainable, long-term value for our shareholders.

We have grown the group turnover, earnings and margins of our existing businesses in 2005 and have added further value through a number of significant acquisitions. We have increased our dividend and share buyback programme.

Our operating environment has continued to change during the year, including further consolidation of our customer and competitor base. Both at a strategic and at an operational level, Hanson believes it is meeting these challenges.

Returns to shareholders
The Board recommends a final dividend of 14.15p (12.80p) per share. This, together with the interim dividend, makes a total of 20p (18.15p) for the year, an increase of 10.2%. The “Investor information” section of this report provides payment details.

Hanson has continued the on-market share buyback programme begun in 2004. During the year ended December 31, 2005, we bought back 8,335,000 shares (6,350,000 shares) for £46.7m (£26.1m), equivalent to 1.1% (0.9%) of outstanding shares.

Board of Directors
After the AGM in 2005, Chris Collins stepped down as Chairman. On your behalf, I thank Chris for his tremendous contribution, initially as an Executive Director of Hanson and then as Chairman. We are also grateful for the contributions over many years of Simon Keswick and Kenneth Baker as Non-executive Directors, who also stepped down following the AGM.

In August 2005, we welcomed John Brady to our Board as a Non-executive Director. John brings with him a wide experience gained in his years at McKinsey, latterly as a Director working on board strategy.

Corporate governance
Although plans to introduce a mandatory Operating and Financial Review have been shelved by the UK government, we are required to produce the equivalent of an Operating and Financial Review to satisfy US regulatory requirements.

We have expanded this to give stakeholders in the group an insight into the way in which the Board of Hanson PLC analyses its environment and operating activities.

We remain fully compliant with section 404 of the US Sarbanes-Oxley Act ahead of the requirement for foreign US registrants. This underlines our commitment to strong financial control and discipline.

Corporate responsibility
Hanson is committed to a programme of ongoing improvement in all areas of its corporate responsibility.

I am happy to report that for the fifth consecutive year we saw an overall improvement in our safety statistics. We promote a culture of continuous improvement in our safety awareness across all of our operations, with the Board monitoring formally the group’s safety performance on a quarterly basis. The information obtained from these quarterly reports and from presentations to the Board is used to identify where particular attention should be focused and to assess the effectiveness of our approach.

Environmental issues are also reported quarterly to the Board. Our careful management of environmental issues is an integral part of our overall business strategy.

Hanson people
The Hanson team of highly motivated people is one of Hanson’s greatest assets. We are dedicated to delivering increased value to all our constituents (including shareholders, customers, suppliers, fellow employees and the communities in which we operate). The introduction, some two years ago, of the Hanson guiding principles for employees is one of the drivers of a high performance corporate culture. I have been surprised and delighted by the level of expertise and enthusiasm I have encountered since assuming the role of Chairman and would like to thank Alan Murray and the rest of his team for their efforts and achievements during 2005.

Looking forward
We expect to make further progress during 2006 based on strong market positions, value adding acquisition opportunities and continued financial discipline. I believe we have the assets and the people to realise our objective and create sustainable value for all our stakeholders.

2	Chairman’s statement

Back to Contents

Chief Executive’s overview

“In 2005, we have achieved double digit earnings growth, completed a significant number of valuable acquisitions and increased our returns to shareholders.”
Alan Murray
Chief Executive, Hanson PLC

Our customers
Throughout 2005 as previously, a key aim has been, and will continue to be to make Hanson a truly customer focused company. We believe we should treat our customers in the same way we would expect to be treated ourselves – with courtesy and respect.

2005 performance summary
I am very pleased with the performance we have delivered in 2005. We have achieved double digit earnings growth, completed a significant number of valuable acquisitions and increased our returns to shareholders.

Operating highlights
Group turnover† increased by 9.8% to £3,715.7m (£3,383.0m), of which 4.2% was due to the acquisitions we made in 2005. Excluding acquisitions, most of the 5.6% increase was due to increases in selling prices. Price increases have been necessary to recover those higher input costs that could not be absorbed through cost initiatives. Cost control is an integral part of our operational culture and we continue to strive to be the lowest cost producer.

In total, group operating margin† increased by 0.3ppts, despite the significant increase in costs, and the operating profit before impairments† increased by 15.4% to £488.8m. Excluding acquisitions and property income, operating profit before impairments† from the existing business grew by 13.6%. The majority of our six divisions contributed to this growth with a 38.8% increase from the UK Aggregates division, 25.1% from Australia & Asia Pacific, 20.2% from US Aggregates and 8.7% from US Building Products. These are excellent results and more than offset the difficult markets for our UK Building Products and Continental Europe divisions in 2005.

Investing highlights
£191.8m of capital expenditure was invested in capital projects to maintain and to enhance our existing operations. In line with our ongoing capital expenditure policy, we aim to remain disciplined and biased towards projects which will have superior risk/return ratios.

In the USA, construction has begun on replacement pipe and precast manufacturing plants in Texas, Arizona and Florida and the construction of a new greenfield roof tile plant near Jacksonville in Florida. In addition, we completed the quarry replant at Bridgeport, Dallas and secured further mineral reserves in California. In the UK, capital expenditure includes kiln refurbishment, plant automation and information technology projects. Plant upgrades were completed in Australia and additional mineral reserves have been secured in Spain.

Acquisitions and disposals
Our strategy to enhance shareholder value includes the acquisition of companies which extend our existing operations or geographies. In addition, our aggregates acquisition strategy helps maintain our long-term mineral reserves and resources position, which totalled 15.9bn tonnes at the end of 2005.

Eleven transactions were completed in 2005 for a cash cost of £342.9m (£88.4m) and included the acquisition of Mission Valley Rock, which secured over 54m tonnes of reserves in the San Francisco Bay area. The acquisition of Sherman Pipe expanded our presence in the southeast region of the USA. In the UK, the acquisitions of Thermalite and Marshalls Clay Products have extended our building product ranges.

Disposal proceeds received in 2005 totalled £50.3m in the year and included the sale of Hanson’s 50% interest in Campbell Concrete and Materials in Texas and 19 ready-mixed concrete plants in Spain.

Safety
We continued to improve the safety of our employees. For the first time since the group safety records were maintained there were no employee work related fatalities in 2005. Our focus in 2006 is to reduce the number of accidents and unsafe acts.

Operating outlook
Demand in the US is expected to remain strong but may decline in the UK and Australia. The increase in energy costs incurred in the latter part of 2005 will impact our annual cost base in 2006, despite our cost reduction initiatives. We will work closely with our customers to deliver premium products and services whilst remaining disciplined on selling prices.

3	Chief executive’s overview	†Continuing operations

Back to Contents

Summary financial results

“Group turnover† has increased by £332.7m and operating profit before impairments† has increased by £65.4m. ”
Jonathan Nicholls
Finance Director, Hanson PLC

Consolidated income statement
Group turnover† increased by £332.7m, or 9.8%, in 2005 to £3,715.7m. £143.8m of the increase was due to acquisitions made in the year, with the majority of the balance of £188.9m, or 5.6%, due primarily to the increases in selling prices achieved by the operations. Excluding acquisitions, product sales volumes were generally at or below 2004 levels.

Costs and overheads† increased by £284.6m, or 9.5%, during the year. £126.7m of the increase was due to acquisitions. The remaining £157.9m, or 5.3%, represents the increase in costs relating to our existing operations. Energy costs, namely electricity, fuel and gas, increased by over 20% in 2005. In addition, significant raw material increases were incurred for cement, bitumen and steel.

The share of joint-ventures’ and associates’ profit after taxation† increased by 74.6% to £40.5m and includes a one-off tax credit of £6.6m. Excluding this item, the 46.1% increase reflects the strong performance from our 25% interest in Cement Australia.

Operating profit before impairments† increased by £65.4m, or 15.4% to £488.8m in 2005. Acquisitions contributed £17.1m, property profits reduced by £6.5m and foreign exchange movements increased profits by £6.4m.

Profit before taxation† increased by £82.0m, or 23.6% to £429.3m (£347.3m). Net finance costs were £55.5m (£46.8m).

Profit after taxation† increased by £74.7m, or 23.3% to £394.9m (£320.2m). The group tax charge for 2005 was £34.4m (£27.1m). This includes an underlying effective tax charge† of £58.4m, equivalent to a rate of 14.9% (15.6%), and a reduction of £29.6m relating to a net release of tax provisions following successful settlement of a number of issues.

Discontinued items totalled a loss after taxation of £7.3m (£56.0m), of which £13.7m related to asbestos. The gross cost of asbestos, before insurance, was US$43.2m (US$59.3m). At this stage, our estimate of the average annual cost before insurance over the next eight years is $60.0m, equivalent to approximately £21m after tax. In February 2006, a settlement was reached with insurers covering approximately 20% of the group’s present asbestos costs.

Profit for the year was £387.6m
(£264.2m), an increase of 46.7%. Basic earnings per share before impairments† increased by 18.8% to 55.5p (46.7p). Interim dividend paid and final dividend recommended for 2005 totalled 20.0 pence per share, an increase of 10.2%.

Consolidated balance sheet
Net debt increased by £294.4m to £989.6m (£695.2m) and included an increase of £95.7m due to foreign exchange. Total equity at the end of 2005 was £2,672.3m (£2,411.0m) and gearing at the year end was 37.0% (28.8%).

Consolidated cash flow statement
The net cash inflow from operating activities was £471.2m (£507.5m), a decrease of £36.3m. This is after net payments of £64.3m (£53.2m) for interest and £54.1m (£18.3m) for taxation.

Capital expenditure totalled £191.8m (£198.6m) and £342.9m was spent on 11 acquisitions. Dividends paid were £136.2m in 2005, and a total of 8,335,000 shares were bought back for £46.7m, of which £45.1m was paid in 2005.

Pensions
We continue to make progress in managing our exposure to pension liabilities. All defined benefit plans are now closed to new members, other than those covered by pre-existing collective bargaining arrangements. The net deficit under International Financial Reporting Standards (IFRS) decreased to 1.0% of liabilities or £20.8m (2.7%, £48.5m). 58.3% (53.7%) of assets are held in bonds, property or cash.

4	Summary financial results	†Continuing operations

Back to Contents

Review of operations

Top: On site at the Old Bullring, Barcelona, Spain. Bottom: Box culverts at Grand Prairie plant, Texas, USA.

Industry and markets

Our industry
We supply heavy building materials and services to the public and private construction sectors. Our key products include aggregates, ready-mixed concrete, asphalt, cement, concrete and steel pipe, precast concrete products, bricks and roof tiles.

End use markets and demand drivers
The end use of our products and services may be categorised into residential, infrastructure, and industrial and commercial construction applications.

Residential includes public and private housing, and comprises both new build and repair, maintenance and improvement (RMI). The level of new housing spend in this sector is driven by population growth and demand for new housing offset by supply constraints such as house prices and planning permissions. Statistics for housing starts and completions are published in several of our major markets, including the US and UK. RMI work includes DIY spend and is often linked to consumer confidence.

Infrastructure includes transport (such as road, rail and airports) and utilities (including water transmission, sewage, power and communications). Typically, infrastructure spend on both new projects and RMI is government funded, for example through the SAFETEA programme in the USA. Infrastructure demand is driven by demographics, namely population growth, along with government fiscal policy and priorities and planning constraints.

Industrial and Commercial includes offices and factories as well as schools and hospitals. This category of construction is funded by both the public and private sectors and may include public finance initiatives (PFI). Drivers for private spending include economic growth. Typically, public spending is driven by political priorities.

Competitive position
Our aim is to establish Hanson as one of the leading suppliers in each of the local markets in which we operate. This requires a network of well-located operations which can be used to optimise customer service and transport costs and to leverage economies of scale. These competitive positions can be strengthened through acquisitions. Acquisitions can add value through the realisation of operating and cost saving synergies in areas such as increased asset utilisation and reduced administrative overheads.

Vertical integration in aggregates
In some markets, aggregates producers are integrated downstream into ready-mixed concrete and asphalt production. In addition, asphalt producers may undertake maintenance contracts and surfacing work. Ready-mixed concrete producers may have upstream cement operations.

Our focus is on aggregates, but we own and operate ready-mixed concrete, asphalt and cement operations where this is desirable.

Economic characteristics
Transportation costs are significant
In general, our products have a low-value to weight ratio. This means the cost of transport is a significant element of the total cost of our products to our customers. For example, in some markets the maximum economic road delivery distances for aggregates may be as little as 20 miles. Consequently, the proximity of our operations to our customers is important to our overall competitive position in each market. Delivery to the final destination is principally by road, but we do use alternative transport such as rail or marine to move products in certain markets. Building products may have longer economic delivery distances, depending on market dynamics.

Barriers to entry
Access to mineral reserves, and the ability to obtain the necessary legal permissions to extract them, is one of the main barriers to entry for our aggregates and brick operations. These barriers to entry are increasing in the mature markets in which we operate as planning and environmental controls become more onerous. We aim to work with planning authorities and local communities to ensure we comply with all regulatory requirements and maintain a strong reserve position.

5	Review of operations

Back to Contents

Review of operations continued

Top: Criggion hard rock quarry, Shropshire, UK. Bottom: Ready-mixed concrete being delivered in Barcelona, Spain.

Our building products operations have barriers to entry due to the significant scale, capital and expertise requirements. For example, concrete pipe and precast products are produced for engineered applications where significant technical expertise is required in design, manufacturing and sales. Technological advances afford us the opportunity for continuous reinvestment and upgrading of manufacturing facilities.

Low substitution threat and low price elasticity
The threat of substitution for most of our products is low. Recycled aggregate materials are used in certain applications, particularly in the UK, following the introduction by the UK government of an aggregates levy. We continue to increase the proportion of high value aggregates produced in our plants.

Service and quality
The service and quality elements of our product offering are essential components of our product positioning. Examples of important factors in creating value for our customers in our Aggregates divisions include the technical strength specification in ready-mixed concrete, the grip and durability of asphalt and the on-time delivery to site and consistency of size and grade of aggregates. Examples in our Building Products divisions include colour matching of bricks, strength and precision of construction of pipes and product availability during peak demand periods for bagged aggregates products.

Our products
Aggregates
Hanson is one of the world’s largest producers of aggregates. Excluding joint ventures and associates, we sold over 221m tonnes of aggregates in 2005, from more than 380 quarries in North America, the UK, Australia and Asia Pacific and Continental Europe. Aggregates (sand, gravel and crushed rock) are used in a wide variety of applications, including as a base material for road building, in the construction of rail lines, laying of water transmission and drainage pipeline and as landfill. When mixed with cement and other additives, ready-mixed concrete or concrete products are produced which are used in a wide variety of building-related applications. When mixed with bitumen they become asphalt, which is used as a surface material for roads, airport runways and car parks.

Hanson uses aggregates primarily from three sources; land quarried sand and gravel; marine dredged sand and gravel; and land quarried crushed rock.

The process to extract crushed rock may require “stripping” which is the removal of overburden material such as top soil and clay from above the mineral deposit. Rock is blasted in predetermined extraction patterns and hauled to mechanical crushers by truck or by conveyor belt. Depending on the geological properties of the deposit, the crushers may be arranged in multiple crushing circuits which separate the rock into different sizes whilst minimising waste or by-product. The finished rock is shipped to customers, by road, rail or water or collected by customers from the plant.

The process for sand and gravel is similar, although reserves tend to be shallower than for crushed rock, and extraction generally does not require blasting.

Ready-mixed concrete
Ready-mixed concrete is made from aggregates, cement, water and chemical admixtures. The ready-mixed concrete is mixed at the plant to ensure it meets the specified technical requirements, particularly strength, and is transported to site in a truck which agitates the mixture to keep it homogeneous. Ready-mixed concrete is used in a wide variety of applications in the construction sector. We supply to a wide variety of customers of varying sizes, ranging from major international construction companies to do-it-yourself enthusiasts.

Excluding joint-ventures and associates, Hanson sold over 20m cubic metres of ready-mixed concrete from 637 sites in eight different countries.

6	Review of operations

Back to Contents

The new asphalt plant at Pottal Pool quarry, near Cannock, UK serves Staffordshire and the west midlands.

Cement
Cement is a fine powder that is produced by mixing calcium carbonate, silica, alumina and iron ore and grinding them to produce a ‘raw meal’. This ‘raw meal’ is then heated and calcined in a kiln at a temperature of around 1500ºC, then rapidly cooled down to produce an intermediate product in the form of a hard pellet called ‘clinker’. The clinker is mixed with gypsum and finely ground to produce cement. Other materials can also be added at this stage such as slag and fly ash to improve certain characteristics of the cement.

We sold 1.8m tonnes of cement at our San Francisco (USA) plant during 2005. We also own 25% of Cement Australia, which produces cement at its plants in Queensland, New South Wales and Tasmania.

Asphalt
Asphalt is made from a mixture of 90% to 95% of dried aggregates, combined with 5% to 10% of heated liquid bitumen. Bitumen is a by-product of the petroleum refining process and the price of bitumen is, in general, governed by the price of oil. Asphalt is used as a surfacing material for roadways and airport runways by the construction sector. Different types of asphalt surface can be produced depending on the grade of aggregates used, which will give the surface differing qualities such as improved grip for vehicles or quieter tyre noise. In certain markets, including the UK, Hanson also enters into long-term contracts under ‘term maintenance’ agreements with local authorities for highway upkeep and maintenance. In other areas of the world, asphalt is sold directly to the end user at a local level.

Excluding joint-ventures and associates, Hanson sold 11.7m metric tonnes of asphalt in 2005 from 141 plants in six different countries.

Bricks
Bricks are made from clay, which is extracted from the ground, processed, shaped and then fired in kilns. Different types of clay produce bricks with differing qualities. Bricks can be produced in a wide variety of colours and textures and are used primarily in the housing segment of the construction sector. Bricks are used for their attractive appearance, efficient insulation characteristics, low maintenance and durability. Automation in brick manufacturing is increasing, including the the use of robotics to improve brick handling.

In 2005, Hanson produced over 2.3bn bricks at 44 factories in the UK, the USA and Canada.

Concrete roof tiles
Concrete roof tiles are made by extruding a sand-based concrete mix onto individual moulds. Oxides and pigments can be added to the body or on the surface of tiles to obtain a variety of colours. In addition, different surface textures may be added to the weather side of the tiles. The tiles are cured, a process which dries and hardens the product, for a period of approximately one week. They are then ready for installation.

We manufacture tiles at eight locations across the USA.

Concrete pipes and steel pipes
Concrete pipes consist of gravity flow pipes and pressure pipes, with usage dependent on the strength requirement of the applications. They are produced by embedding a reinforcing steel structure within concrete, and range in diameter from 25 centimetres to over 3.5 metres. The large-scale structures are used in a wide variety of construction engineering applications, primarily infrastructure, including uses such as drainage systems and water transmission.

Gravity and pressure pipes are manufactured to rigorous US and international technical specifications.

Steel pipes are used primarily in water transmission applications and we produce a range of steel pipes from 45 centimetres to 3 metres in diameter.

We manufacture a wide range of large-scale concrete precast pipes and other similar structures at 76 locations in the USA and Canada. Steel pressure pipes are manufactured at one location in Dallas, Texas.

7	Review of operations

Back to Contents

Review of operations continued

Skyway Project, Oakland Bay Bridge,
California, USA.

Precast concrete structures
Hanson’s North American precast products are used for roadway drainage, airport drainage, stormwater management and utility construction. In addition, we manufacture highway noise barriers and railroad level grade crossings.

The UK precast range includes a variety of flooring systems such as hollowcore and solid composite beam and block, stairs and landings, culverts, and a comprehensive range of bespoke precast products.

In Australia, the precast range includes a variety of walling, flooring and architectural precast products.

Blocks
Aggregate blocks are produced using dense and lightweight aggregates. They are available in a variety of densities, strengths, configurations and finishes. Aerated concrete blocks are produced under the Thermalite brand and are much lighter than aggregate blocks. They are used by builders and specifiers for wall, floor and below ground construction, offering added properties of heat insulation, moisture resistance, strength and ease of handling.

In 2005, Hanson produced 7.3m standard production units of aggregate blocks at nine UK plants and 850k m3 of aerated concrete blocks at three UK plants.

Our customers
Hanson supplies its products and services to a broad range of customers, ranging from large multinational construction companies to DIY enthusiasts. Key customers for our aggregates products include heavy construction and paving contractors, residential and commercial building contractors, concrete products manufacturers, state, county and municipal governments and railroads.

Customer service principles
One of Hanson’s guiding principles is that we are customer focused and strive to provide premium quality products and services to all our customers. Contact with customers is through our divisions, at local, regional and national levels. Dedicated sales teams are the principal day-to-day support for our customer base, with strong management structures to ensure that strategy, controls and disciplines are adhered to. We aim to be ‘best in class’ in everything we do and our commercial strategy and performance is critical to this objective.

Our mineral reserves and resources
The mineral reserves and resources which we own, or have the right to extract, are fundamental to the long-term growth of our business. We estimate that our total mineral reserve and resources position including Hanson’s share of joint-ventures and associates as at December 31, 2005 is 15.9bn metric tonnes.

The table following details our mineral reserve and resource position as at December 31, 2005. Reserves and resources are defined as follows:

A ‘Mineral Resource’ is a concentration or occurrence of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is justified.

8	Review of operations

Back to Contents

Top: Valdilecha limestone quarry, Madrid, Spain.
Bottom: Concrete products at Grand Prairie
plant, Texas, USA.
Mineral Reserves and Resources as at December 31, 2005

	Reserve	Resource	Total	Reserve	Total

Reserves and resources	bn tonnes	bn tonnes	bn tonnes	Years	Years

US Aggregates	7.0	4.1	11.1	52	82

US Building Products	0.1	0.0	0.1	46	46

UK Aggregates	1.7	0.5	2.2	48	62

UK Building Products	0.1	0.1	0.2	41	88

Australia	0.8	0.5	1.3	34	57

Asia	0.2	0.1	0.3	22	34

Europe	0.5	0.2	0.7	21	25

Total Group	10.4	5.5	15.9	44	67

	Crushed rock	Sand and gravel	Clay	Total

Reserve type	bn tonnes	bn tonnes	bn tonnes	bn tonnes

US Aggregates	6.4	0.6	–	7.0

US Building Products	–	–	0.1	0.1

UK Aggregates	1.1	0.6	–	1.7

UK Building Products	–	–	0.1	0.1

Australia	0.7	0.1	–	0.8

Asia	0.2	–	–	0.2

Europe	0.5	–	–	0.5

Total Group	8.9	1.3	0.2	10.4

Reserve ownership	Owned	Leased/Option

US Aggregates	68%	32%

US Building Products	95%	5%

UK Aggregates	49%	51%

UK Building Products	95%	5%

Australia	90%	10%

Asia	6%	94%

Europe	35%	65%

Total Group	64%	36%

Reserve years and total years are calculated by dividing the tonnes of reserve and total tonnes respectively by the volume produced in 2005.

0.2bn tonnes of the reserves are clay reserves, held by the Building Products divisions, which are used to make bricks.

64% of the total reserves at December 31, 2005 are owned. The balance is either leased, or subject to an option to buy or lease.

Maps showing the locations of our aggregates and brick operations are provided on pages 16 to 36.

Objectives and strategy

Our business objectives
Our primary objective is to create sustainable, long-term value for our shareholders. We believe this can be achieved only by working in partnership with our customers and other stakeholders in a responsible manner.

We aim to enhance the value of our existing assets and market positions by growing group turnover, earnings and group margins through the business cycle, assisted by the appropriate combination of maintenance, greenfield and value adding capital expenditure.

Additional value is sought through acquisitions, primarily targeting products or locations which can be bolted-on to our existing operations to complement or extend our business.

We believe there is an opportunity to significantly add value in the medium term and to reinforce our position as one of the world’s leading suppliers of heavy building materials.

9	Review of operations

Back to Contents

Review of operations continued

Our strategy
We operate with a straightforward strategy.

1	We plan to focus on growing our core products in selected markets
–	We plan to continue to grow both our aggregates business and our heavy building products business
–	We do not plan to participate in manufacturing light-side building products or in distribution
–	We prefer to operate in markets which we consider to be mature, which have good demand drivers, high entry barriers and in which we believe we have the opportunity to establish and retain a strong competitive position.

Group strategy

1	Focus on core products in selected markets
2	Generate margin improvement
3	Invest in capital expenditure
4	Invest in acquisitions
5	Dispose of underperforming or non-core operations
6	Financial discipline

2	We aim to generate margin improvement
–	We intend to notify our customers routinely and in a timely manner of price increases
–	We operate continuous efficiency and cost saving programmes.

3	We intend to continue to invest in capital expenditure to maintain and enhance the performance of our operations
–	We aim to maintain capital expenditure at or above our annual depreciation charge
–	The balance is used to improve health and safety standards, ensure environmental compliance and replace ageing plant and equipment.

4	We intend to continue to generate value adding growth through our acquisition programme
–	We aim to continue to invest in acquisitions over the medium-term
–	Potential targets are evaluated on a discounted cash flow basis against our cost of capital, taking into account strategic fit, risk and return targets.

5	We are prepared to make disposals of underperforming or non-core operations if required
–	We are prepared to sell operations if they do not meet our medium-term ownership criteria although we believe that, at present, we have completed most of the required disposals.

6	We intend to continue to enforce strong financial discipline in order to create long-term shareholder value
–	We plan to continue our progressive dividend policy
–	We plan to continue our routine and gradual share buyback programme
–	We plan to maintain our investment grade debt ratings
–	We will continue to be disciplined in our operating, investing and financing decisions
–	We will not target short-term benefits to the detriment of the longer-term performance of the business.

Performance indicators

Background
The Board of Hanson PLC has key performance indicators to measure the progress of the Company against both its business objectives and its strategy. The Board reviews performance against these measures on a regular basis.

Key performance indicators

–	Group turnover† represents the total amount charged to customers for our products and services, including delivery but excluding joint-ventures and associates, inter-company sales, property sales and sales taxes such as VAT.

Our aim is to increase turnover each year through a combination of price and volume growth from our existing market positions and assets, and additional turnover from acquisitions.

In 2005, we increased our group turnover† by 9.8% to £3,715.7m. Acquisitions made in 2005 contributed 4.2% of this growth. The increase from the existing operations of 5.6% was due primarily to increases in selling prices rather than volume growth.

10	Review of operations	†Continuing operations

Back to Contents

–	Group operating margin† represents the group operating profit before impairments†, divided by group turnover†. The word “group” designates that it excludes our share of joint-ventures’ and associates’ profit after tax. Group operating profit before impairments† is therefore group turnover† less group operating costs†.

Our overall aim is to grow or maintain margin each year. This is an indicator of our ability to offset any cost inflation through productivity initiatives, including value adding capital expenditure, and through selling price increases. The margin† may be shown before property profits if such profits are significant in any given year. The group operating margin may reduce due to either a change in the mix of business, or because of a significant increase in both costs and group turnover which has the effect of lowering margin even if profit is maintained.

In 2005, our group operating margin† was 12.1% (11.8%), an increase of 0.3ppts. Excluding property income of £14.9m (£21.4m), the margin in 2005 was 11.7% (11.2%), an increase of 0.5ppts.

–	Operating profit before impairments† represents group operating profit before impairments† (as defined above and before finance costs and taxation) plus our share of profit after tax from joint-ventures and associates†. Operating profit before impairments† provides a measure of our success in growing group turnover† and managing costs and overheads for the group companies, as well as the contribution after tax from our joint-ventures and associates†.

Our aim is to increase operating profit before impairments† each year, through a combination of margin improvement initiatives, improvements to our joint-ventures and associates and through acquisitions. The increase may be shown before property profits if such profits are significant.

In 2005, our operating profit before impairments† increased by 15.4% to £488.8m, and by 17.9%, excluding property profits. Operating profit from acquisitions made in 2005 contributed 4.3% of the 17.9% increase. The share of joint-ventures’ and associates’ profit after tax† added a further 4.3%, and the balance of 9.3% was due to an improvement in the existing group operating profit before impairments†.

–	Profit before taxation† is defined as operating profit after impairments†, less finance costs. Finance costs† consist of interest payable and receivable on borrowings and deposits, the expected return on assets, and unwind of discounts, on pensions and other post retirement benefits, discounting and any net change in the fair value of financial assets and liabilities.

Our aim is to increase profit before tax† in line with the increase in operating profit before impairments†. This may not always be possible however, given the potential volatility of the non-cash impairment amount, and the finance costs† due to pensions and the requirement to fair value financial assets and liabilities.

In 2005, our profit before tax† increased by 23.6% to £429.3m, compared to a 15.4% increase in operating profit before impairments†.

–	Profit for the year is defined as profit before taxation†, less tax and discontinued operations. Tax includes current and deferred tax. Discontinued operations include the cost of asbestos, shown as a loss on disposals in prior years, after tax.

Our aim is to manage our underlying tax rate, and reduce the annual cost of discontinued operations. In this way, we aim to increase our profit after tax in line with the increase in operating profit before impairments†. Taxation includes full deferred tax accounting and charges and releases relating to tax provisions, some of which may vary significantly from year to year.

In 2005, our profit for the year increased by 46.7% to £387.6m, compared to a 15.4% increase in operating profit before impairments†.

11	Review of operations	†Continuing operations

Back to Contents

Review of operations continued

–	Earnings per share (“EPS”) on basic, continuing operations before impairments This is our preferred measure of earnings per share, defined as profit for the year, adding back impairments and discontinued operations, divided by the average number of shares in issue during the period (thus excluding shares held in treasury).

Our aim is to increase EPS in line with the increase in operating profit before impairments, although the potential volatility in the tax charge may affect our achievement.

In 2005, our basic EPS on continuing operations before impairments increased by 18.8% to 55.5p per share, compared to an increase in operating profit before impairment of 15.4%.

–	Net cash inflow from operating activities is defined as the cash flow generated by the operations, including dividends from joint-ventures and associates and payments for discontinued items such as asbestos. It is stated after receipts and payments for interest and tax but before investing and financing activities.

Our aim is to increase net cash inflow from operating activities in line with the increase in operating profit before impairments†. This is an indicator of our ability to convert earnings into cash. For items such as finance costs and tax, the cash impact may be a more meaningful measure than the complex accounting in the income statement.

In 2005, our net cash flow from operating activities reduced by £36.3m, or 7.2%, to £471.2m, compared to a 15.4% increase in operating profit before impairments†. The reduction included an increase in payments for tax of £35.8m (unusually low in 2004), and an increase of £11.1m for net interest paid.

–	Acting responsibly within our communities, with our customers and our employees is a key objective for Hanson. The Board monitors a variety of performance indicators relating to communities, including charitable donations and environmental performance. We aim to comply with all relevant requirements in all jurisdictions in which we operate.

–	Employee KPIs include labour turnover and skills gap monitoring to ensure we develop and retain the appropriate skills set within the organisation. We also monitor the lost time incidence rate (“LTI”) (a lost time injury is one which results in the injured person being absent for one or more shifts) and the lost day incidence rate (“LDI”). The number of days lost per accident is affected by the severity of the accident but also by the effectiveness of case handling and return to work programmes. From 2006, we will also monitor the total case incidence rate which will provide a more sensitive measure as we drive down the number of accidents.

Our incidence rates are per 200,000 work hours (approximating to 100 people working for a year). This is an internationally used standard. We use incidence rates as they adjust for changes in the level of production. The lost time and lost day incidence rates for the last five years are shown in the following graphs.

12	Review of operations	†Continuing operations

Back to Contents

LTI Comparison by year (Jan-Dec)	LDI Comparison by year (Jan-Dec)

Other performance indicators
In addition to the key performance indicators detailed above, Hanson uses a number of other financial and non-financial performance indicators. These include commercial indicators such as changes in market share, volume and selling price together with on-time delivery rates and customer satisfaction measures. Cost control is supported by ratios such as tonnes per manhour and overheads as a percentage of turnover. Investment decisions are based on risk versus return evaluation using cash flow projections discounted at a weighted average cost of capital. Assets, including mineral reserves, are monitored for quality, age and replacement need. Financing indicators include interest cover ratios, gearing and cash flow to net debt. Return on capital and economic value added calculations are used to measure and incentivise value creation.

Our operations
Hanson operates through six divisions on a multi-national basis within the construction and building materials markets. These divisions are as follows: Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe.

The Chief Executive of each of these divisions reports directly to the Chief Executive of Hanson PLC and is responsible for the performance of their division.

Hanson PLC Alan Murray, Chief Executive

	Hanson	Hanson	Hanson	Hanson	Hanson	Hanson
	Aggregates	Building Products	Aggregates	Building Products	Australia	Continental
	North America	North America	UK	UK	& Asia Pacific	Europe
	Jim Kitzmiller	Richard Manning	Patrick O’Shea	David Szymanski	Leslie Cadzow	Justin Read

Number of employees*†	5,600	6,800	3,200	3,100	4,200	1,200

Group turnover*† 2005	£980.6m	£753.7m	£811.5m	£368.2m	£573.0m	£228.7m

Operating profit before
impairments†	£138.4m	£125.7m	£108.8m	£37.8m	£89.7m	£19.9m

Countries of operation	US	US	UK	UK	Australia	Belgium
	Mexico	Canada			Greater China	Czech Republic
					Hong Kong	Germany
					Malaysia	Spain
					Singapore	The Netherlands
Israel

Products	Asphalt	Bricks	Asphalt	Bricks	Asphalt	Asphalt
	Cement	Concrete pipe	Crushed rock	Aggregate blocks	Cement	Crushed rock
	Crushed rock	and products	Ready-mixed	Thermalite blocks	Concrete products	Ready-mixed
	Ready-mixed	Precast concrete	concrete	Precast concrete	Crushed rock	concrete
	concrete	Roofing tiles	Sand and gravel	Packed products	Precast concrete	Sand and gravel
	Sand and gravel		Recycled material		Ready-mixed
concrete
Sand and gravel

*Excluding joint-ventures and associates
†Continuing operations

13	Review of operations

Back to Contents

Back to Contents

Review of operations continued Hanson Aggregates North America

Shown at the New Bridgeport facility are Jim Kitzmiller, President and Chief Executive, Hanson Aggregates North America (left), Thomas Eyeington, Project Engineering Manager (centre) and Tim McHugh,
Vice-President – Chief Financial Officer (right).

Investment in a fully automated stone crushing facility at this plant will help meet the demands of the growing Dallas/Fort Worth area.

Hanson Aggregates North America is one of the leading aggregates producers in the USA, operating in 17 states and Mexico. The division is subdivided into four regions, namely the West, Southwest, Mideast and Northeast, each reporting into the divisional head office based in Dallas, Texas.

The largest state by group turnover† in this division is California. In 2005, California, Texas and Arizona accounted for around half of the division’s group turnover†. In addition, approximately one-third of 2005 group turnover† was attributable to New York, Pennsylvania, Ohio and Indiana.

The division sold 129m metric tonnes of aggregates in 2005, and has approximately 11.1bn metric tonnes of mineral reserves and resources, either owned or leased, available for future extraction. All major aggregates operations have at least 10 years of remaining mineral reserve life based on current production levels.

Performance

	2005	2004	%

Group turnover*†	£980.6m	£897.3m	9.3

Group operating profit before impairments*†	£138.1m	£126.7m	9.0

Group operating margin*†	14.1%	14.1%	–

Share of joint-ventures’ and associates’ profit after tax†	£0.3m	£0.9m	(66.7)

Operating profit before impairments†	£138.4m	£127.6m	8.5

Property profit (included in operating profit)†	£2.4m	£14.3m	(83.2)

*Excluding joint-ventures and associates

Hanson Aggregates North America delivered another year of earnings improvement based on sustained operational performance enhancement and real price growth.

Group turnover† increased to £980.6m in 2005 (£897.3m), an increase of 9.3%. £23.7m, or 2.6%, of this increase was due to acquisitions made in 2005. Group operating margin† was held at 14.1%. Excluding property profits, the margin increased by 1.3ppts, from 12.5% to 13.8%.

Operating profit before impairments† increased by 8.5% to £138.4m (£127.6m). Excluding property profits and acquisition earnings, this increase was £22.9m, or 20.2%.

Average price increases of 7.8% were achieved in aggregates, which offset increases in input costs, in particular fuel and power. The price increases ranged from 5.8% in the Mideast to 13.9% in the West.

Total market demand across the USA is estimated to have increased in 2005 compared to 2004. There can, however, be significant variation in regional demand patterns. In our markets in 2005, aggregates volumes in California in 2005 were below those in 2004, while Arizona and south Texas showed strong demand, driven by high levels of residential construction and a recovery in industrial and commercial activity. Reduced activity was experienced, however, in parts of the Mideast and Northeast regions, most notably in New York, Pennsylvania, Ohio and Indiana. In certain markets, we selectively declined to compete for high volume contracts at low margins. In addition, a number of operations were closed as part of our optimisation strategy which further reduced volumes. As a result of this combination of varying regional demand patterns, selectively declining low margin work and plant closures, total heritage aggregates volumes declined by 4.4% for the year.

Raw material cost pressures were significant in the downstream ready-mixed concrete and asphalt operations. Average selling price increases of 12.8% in ready-mixed concrete recovered cost increases, in particular higher cement costs. Average selling price increases of 11.5% in asphalt in part offset increases in the cost of bitumen and aggregate raw materials.

15	Review of operations	†Continuing operations

Back to Contents

Operations – Hanson Aggregates North America*

	Crushed rock quarries	Sand and gravel quarries	Asphalt plants	Marine dredging	Ready- mixed concrete plants	Cement plants	Distribution depots	Recycling/ landfill sites	Misc.

Arizona (AZ)	–	7	3	–	14	–	–	–	5

Arkansas (AR)	–	3	–	–	–	–	–	–	1

California (CA)	9	8	10	4	18	1	12	14	9

Georgia (GA)	9	–	–	–	–	–	–	–	3

Indiana (IN)	16	2	–	–	–	–	–	–	9

Kentucky (KY)	9	–	–	–	–	–	–	–	4

Louisiana (LA)	–	–	–	–	–	–	3	–	1

Michigan (MI)	–	–	–	–	–	–	–	–	1

New Jersey (NJ)	–	5	–	–	–	–	1	–	2

New Mexico (NM)	1	–	–	–	–	–	–	–	–

New York (NY)	18	10	19	–	15	–	–	–	16

North Carolina (NC)	9	2	–	–	–	–	–	–	6

Ohio (OH)	10	3	–	–	7	–	–	–	12

Oklahoma (OK)	1	1	–	–	–	–	–	–	2

Pennsylvania (PA)	20	5	10	1	–	–	2	–	9

South Carolina (SC)	6	2	–	–	–	–	–	–	–

Texas (TX)	8	10	–	–	–	–	8	–	10

Mexico (MEX)	1	1	–	–	–	–	1	–	–

Total	117	59	42	5	54	1	27	14	90

*Including joint-ventures

Please note that the maps are for illustrative purposes only and are not to scale. Please refer to operations table for detailed disclosure by operation type. Please note that due to the scale of the map and proximity of operations, one non-quarry symbol may indicate more than one operation.

Back to Contents

Review of operations continued
Hanson Aggregates North America

Top: Each work day our trucks of ready-mixed
concrete leave our plants for construction sites
across North America.
Bottom: New Bridgeport plant, Texas, USA.

In common with aggregates, similar regional variations in demand were experienced in those markets where we have downstream products, except for ready-mixed concrete volumes in Arizona which were adversely affected by shortages of cement in the second half of the year. As a consequence, heritage ready-mixed concrete volumes for the year declined by 5.3% and heritage asphalt volumes declined by 5.8%.

Demand for cement in California remained strong in 2005 and volumes increased by 6.3%. Operational efficiencies at the plant offset part of the significant increases in the cost of fuel and power. A number of major one off repair and maintenance programmes were undertaken in 2005. Average price increases of 15.4% were achieved which, together with the volume increases, offset the increase in costs.

Capital expenditure† initiatives progressed well in 2005, with total spend of £69.4m (£74.6m). Projects included a processing upgrade at Sylvania, Ohio, which should increase productivity and reduce costs. In addition, we completed the replant, including the construction of a new rail terminal, at our Bridgeport quarry near Dallas, Texas and acquired land in Arizona which should allow us to expand operations in the Phoenix market.

Good progress was made this year with our acquisition strategy. The integration of the Mission Valley Rock acquisition, bought in June 2005, is proceeding according to plan. This acquisition significantly strengthens Hanson’s position in the strategically important San Francisco Bay area, with an additional 54m metric tonnes of reserves/resources secured in this market. In addition, the division acquired a group of aggregates operations in southern Indiana in December, providing access to over 115m metric tonnes of reserves/resources and strengthening our position in the Louisville, Kentucky, market area. An additional 80m metric tonnes of mineral reserves/resources were secured in Irwindale, California, in 2005.

Outlook
Market demand is expected to remain strong in 2006. Further real price increases for 2006 were notified to customers in late 2005. Such increases are required to recover higher input costs and to recognise the increasing scarcity of well-located mineral reserves and long-term history of below inflation price increases in previous years. We intend to continue our growth initiatives in 2006, through a combination of capital investment to improve operating cost profiles and acquisitions to improve the asset portfolio and to ensure the supply of high quality product to our customers.

Volume/price summary Volume for the 12 months ended December 31, 2005 and % movement against prior year

		Volume		Price

	2005	2005 v 2004	2005 v 2004	2005 v 2004

	Volume	% change	% change	% change

	Continuing	Continuing	Heritage

Aggregates (mt)	129.1	(3.7)	(4.4)	7.8

Asphalt (mt)	4.9	(1.3)	(5.8)	11.5

Ready-mixed concrete (m m3)	3.2	(0.3)	(5.3)	12.8

Cement (mt)	1.8	6.3	6.3	15.4

Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates
(mt) = millions of metric tonnes
(m m3) = millions of cubic metres
Heritage volumes exclude acquisitions owned for less than 12 months

17	Review of operations	†Continuing operations

Back to Contents

Back to Contents

Review of operations continued
Hanson Building Products North America

Richard Manning, President and Chief Executive, Hanson Building Products North America (right), Rick Amigh, Senior Vice-President W M Lyles Company (centre) and Rick Wegis, President, Board of Directors of Semitropic Water Storage District (left) photographed during an on-site meeting at the Shafter plant.

The Shafter plant, near Bakersfield, California, has been upgraded to meet the needs of a major construction project. Hanson has produced large scale concrete pipes to enable water to be held underground for the Semitropic Groundwater Banking Programme. This programme is designed to help irrigation of farmland, avoid water evaporation and reduce the amount of land required for reservoirs.

Hanson Pipe & Precast, a division of Hanson Building Products North America, is part of the programme’s design-build team which is headed by general contractor W M Lyles Company.

Hanson Building Products North America is a leading producer of pipe and precast concrete, and bricks and tiles, with operations in 25 states and Canada.

The division is subdivided into four Pipe & Precast regions, and the Brick & Tile group, each reporting into the divisional head office based in Dallas, Texas.

Texas is the largest state for this division by group turnover, followed by Florida, Ontario (Canada) and California. In total, these four areas accounted for approximately 60% of the division’s group turnover.

Performance

	2005	2004	%

Group turnover*†	£753.7m	£647.4m	16.4

Group operating profit before impairments*†	£124.4m	£111.2m	11.9

Group operating margin*†	16.5%	17.2%	(0.7)ppts

Share of joint-ventures’ and associates’ profit after tax†	£1.3m	–	–

Operating profit before impairments†	£125.7m	£111.2m	13.0

Property profit (included in operating profit)†	£0.5m	–	–

*Excluding joint-ventures and associates

This division had a good year in 2005, building further on growth and earnings improvement initiatives.

Group turnover† increased to £753.7m in 2005 (£647.4m), an increase of 16.4%. £28.8m, or 4.4%, of this increase was due to acquisitions made in 2005. Group operating margin reduced from 17.2% to 16.5%. This decline is due to changes in product mix through expansions of our precast operations, the impact of acquisitions and increases in costs and turnover, which reduce calculated margin, even when earnings have increased.

Operating profit before impairments† increased by 13.0% to £125.7m (£111.2m). £4.3m, or 3.9%, of this increase was due to acquisitions, mainly the Sherman Pipe facilities in Alabama and Georgia. Excluding acquisitions and property profit of £0.5m (£nil), the increase was 8.7%. The impact of foreign exchange was a benefit of £2.6m.

Operating profit before impairments† for Pipe & Precast increased by £14.7m, or 19.3%, to £90.8m (£76.1m), of which £4.3m was due to acquisitions. Average price increases of 12.0% combined with effective cost control and good operating efficiencies offset input cost inflation in steel, cement and energy.

Heritage volumes for concrete products increased by 3.1% during 2005. The strongest markets for concrete products in 2005 were in the south east (principally Florida) and the north east (principally South Virginia, Washington DC and Ontario). Volumes in key Texas markets were disrupted by the most active hurricane season on record and by delays on several major pipe projects in south Texas in the second half.

Operating profit before impairments† for the Brick & Tile group decreased by 0.6% to £34.9m (£35.1m). Heritage brick volumes declined by 8.2% largely due to a weakening of demand in Canada where volume declined by 16.1%. By contrast, volumes in Texas increased by 10.3% as residential demand remained strong in this market. Further operating and commercial synergies were extracted from the combination of our heritage brick operations with the Athens factories that were acquired in 2004. Average selling prices increased by 6.0%. Price increases of 12.8% were realised in roof tiles. Demand for tiles has outstripped supply in the eastern USA (principally in Florida), but was offset by lower demand in California.

19	Review of operations	†Continuing operations

Back to Contents

Operations – Hanson Building Products North America*

	Pipe and products factories	Roofing tile plants	Brick factories

Alabama (AL)	10	–	–

Arizona (AZ)	3	1	–

Arkansas (AR)	4	–	–

California (CA)	6	3	–

Florida (FL)	10	4	–

Georgia (GA)	4	–	–

Illinois (IL)	1	–	–

Indiana (IN)	1	–	–

Kentucky (KY)	–	–	2

Louisiana (LA)	3	–	1

Maryland (MD)	2	–	–

Michigan (MI)	–	–	1

Minnesota (MN)	2	–	–

Mississippi (MS)	7	–	–

North Carolina (NC)	–	–	5

Ohio (OH)	6	–	–

Oklahoma (OK)	1	–	–

Oregon (OR)	3	–	–

Pennsylvania (PA)	1	–	–

Rhode Island (RI)	1	–	–

South Carolina (SC)	1	–	4

South Dakota (SD)	1	–	–

Texas (TX)	19	1	7

Virginia (VA)	11	–	–

Washington (WA)	1	–	–

Ontario (Canada)	5	–	4

Quebec (Canada)	–	–	1

Total	103	9	25

*Including joint-ventures

WA
OR
CA
AZ
SD
MN
OK
AR
TX
LA
MS
AL
GA
FL
SC
NC
VA
KY
MD
PA
OH
IN
IL
MI
RI
ONTARIO
QUEBEC

Please note that the maps are for illustrative purposes only and are not to scale. Please refer to operations table for detailed disclosure by operation type.

Back to Contents

Review of operations continued
Hanson Building Products North America

Top: Steel cage reinforcements for gravity pipes,
Shafter plant, California, USA.
Bottom: Finished large-scale pipes, the steel
cages now encased in concrete. Shafter plant,
California, USA.

The division achieved notable success in 2005 with its acquisition growth initiatives, completing three acquisitions in the year and one in early 2006. The largest of the three acquisitions was Sherman Pipe which has ten facilities in Alabama and Georgia. These plants are an excellent strategic fit with the existing heritage facilities in the south east region. Two smaller strategic acquisitions were completed in Ohio and Rhode Island to complement the heritage facilities in the north east region. Initial integration of these acquisitions has gone very well and all three are performing ahead of pro forma expectations. In January 2006, the division acquired PaverModule which is one of the top two suppliers of concrete pavers in Florida.

Building Products’ other major growth initiative is a significant programme of greenfield capital investment and upgrades to existing pipe and precast and brick and tile facilities. Capital expenditure† in 2005 was £40.7m (£38.2m). Three new precast plants were successfully commissioned in 2005, two in Texas and one in California, which have enhanced our existing product offerings in key markets. Approval has recently been given for the construction of three new concrete products facilities in Texas, Arizona and Florida, and for the construction of a new greenfield roof tile plant near Jacksonville in Florida. Commissioning of these facilities should occur during the second half of 2006 and the first half of 2007.

Outlook
Demand is expected to remain robust overall during 2006. The order backlog remains strong, at good prices, and was $450m at December 31, 2005 ($400m). The approval of the SAFETEA programme in August 2005 is expected to support new infrastructure projects which, together with industrial and commercial demand, is likely to help to counteract any decline in the residential sector. Input costs, in particular for fuel and energy, are expected to be above 2005 levels. It is anticipated that price increases and continued improvement in operational efficiencies, including further major capital investments in Texas, Florida and Arizona in particular, will help to recover these increases.

Volume/price summary Volume for the 12 months ended December 31, 2005 and % movement against prior year

		Volume		Price

	2005	2005 v 2004	2005 v 2004	2005 v 2004

	Volume	% change	% change	% change

	Continuing	Continuing	Heritage

Concrete products (mt)	4.1	14.5	3.1	12.0

Bricks (m)	1,477	(7.3)	(8.2)	6.0

Roof tiles(ts)	1,982	(0.1)	(2.0)	12.8

Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates
(mt) = millions of metric tonnes
(m) = millions
(ts) = thousands of squares [squares = 100 square feet]
Heritage volumes exclude acquisitions owned for less than 12 months

Bricks ready for delivery at the Aldershot brick
factory, Ontario, Canada.

21	Review of operations	†Continuing operations

Back to Contents

Back to Contents

Review of operations continued
 Hanson Aggregates UK

Hanson Aggregates UK Managing Director Patrick O’Shea pictured at the new aggregates and concrete depot at Kings Cross in central London with Commercial Director Rob Sindel (top) and Operations Director Phil Schacht (bottom).

The division’s aggregates depot and ready-mixed concrete plant at King’s Cross in central London is playing a key role in supplying materials to a major inner-city redevelopment centred around the new international rail terminus for Eurostar, which will link London with Paris and Brussels via the Channel Tunnel. The depot forms part of a network of strategically located Hanson supply facilities in the capital.

Hanson Aggregates UK is one of the leading suppliers of aggregates, ready-mixed concrete and asphalt in the UK. Our extensive network of quarries and distribution links provides national coverage and is complemented by our marine dredging operations. These aggregates locations are complemented in turn by a network of ready-mixed concrete and asphalt plants which are strategically located to service key markets.

Excluding joint-ventures and associates, the division sold 33m metric tonnes of aggregate in 2005. It has long-term mineral reserves with approximately 2.2bn metric tonnes of reserve and resources, owned, leased or under option, available for future extraction. This includes a strong reserve position in sand and gravel, both land and marine based.

Performance

	2005		2004		%

Group turnover*†	£811.5	m	£771.9	m	5.1

Group operating profit before impairments*†	£96.9	m	£62.2	m	55.8

Group operating margin*†	11.9%		8.1%		3.8ppts

Share of joint-ventures’ and associates’ profit after tax†	£11.9	m	£12.3	m	(3.3)

Operating profit before impairments†	£108.8	m	£74.5	m	46.0

Property profit (included in operating profit)†	£8.0	m	£1.9	m	321.1

*Excluding joint-ventures and associates

An excellent year-on-year improvement was delivered by the division in 2005.

Group turnover† increased to £811.5m in 2005 (£771.9m), an increase of 5.1%. Group operating margin† increased by 3.8ppts to 11.9% (8.1%). Excluding property profits, the margin increased by 3.2ppts, from 7.8% to 11.0%.

Operating profit before impairments† increased by 46.0% to £108.8m (£74.5m). Excluding property profits, this increase was 38.8%, consisting of a small decline in the joint-ventures’ and associates’ profit after tax offset by an improvement in the existing operations.

The earnings improvement, achieved despite reduced volumes, illustrates our commitment to pricing discipline, our initiative to increase premium product output and the delivery of operational efficiency and overhead cost reduction benefits.

Total market demand across the UK for aggregates is estimated to have declined by approximately 3% in 2005. Much of the reduction is due to a slow down in major infrastructure activity, and lower crushed rock volumes as recycled materials compete at the low-value end of the sector. As a result of planned site closures and our initiative to increase production yields and reduce low-margin, non-premium products, our total heritage aggregates volumes have declined 8.1%, with crushed rock the major contributor to the decline. Average selling prices increased by 6.3%, offsetting input cost increases for fuel and electricity. Royalty rates and the cost of regulation have also continued to increase.

Our asphalt volumes increased by 2.5% in 2005 which was broadly in line with estimated national market growth trends. We continue to benefit from the capital investment programme to replace our asphalt plants with more fuel efficient and environmentally friendly units which are capable of utilising recycled materials. Average selling prices increased by 4.9% as our strategy of introducing higher value-added branded products came into effect and offset the increased cost of fuel oil and bitumen.

The total demand for ready-mixed concrete in the UK is estimated to have fallen by approximately 2% in 2005, against a decline of 6.0% in our volumes. The relative reduction in our volume is due in part to the regional location of the work and in part to our pricing discipline at the expense of lower margin volume. Selling prices increased by 6.2% during 2005 offsetting higher input costs, particularly for cement, fuel and electricity.

23	Review of operations	†Continuing operations

Back to Contents

Operations – Hanson Aggregates UK*

Operations not illustrated

Rail
depots/
		Sand		Ready-		marine
	Crushed	and		mixed		wharves/	Recycling/
	rock	gravel	Asphalt	concrete	Marine	distribution	landfill
	quarries	quarries	plants	plants	dredging	depots	sites

Total	40	46	45	234	13	35	2

*Including joint-ventures

Please note that the maps are for illustrative purposes only and are not to scale. Please refer to operations table for detailed disclosure by operation type. Please note that due to the scale of the map and proximity of operations, one non-quarry symbol may indicate more than one operation.

Back to Contents

Review of operations continued
Hanson Aggregates UK

Top: Kings Cross aggregates and ready-mixed concrete depot, London, UK.
Bottom: Marine dredger, North Sea, off UK coast.

Commercially, significant progress has been made during 2005 in securing long-term maintenance contracts. These are used as a procurement route by both the UK Highways Agency and by UK local authorities. Innovative partnering arrangements with service level guarantees have also been introduced with a number of customers. Both these approaches help underpin the long-term nature of our order book and support our capital investment programmes.

Capital expenditure† during 2005 was £23.1m (£35.6m) and included one new ready-mixed concrete plant, aggregate and asphalt plant upgrades and modifications and additional mineral reserves and resources. We are continuing to upgrade our facilities to make them more efficient. In particular, initiatives are being pursued to increase the proportion of high-quality aggregates as opposed to lower-value by-product.

Managing our reserves, particularly sand and gravel, is a high priority for the division. During 2005 additional sand and gravel reserves and resources were secured in a number of locations, most notably in the south east, east of England and east midlands. In early 2006 additional mineral reserve licences were secured for our marine dredging operations.

Restructuring cost savings of £10m were achieved as planned and have resulted in a flatter and more customer responsive organisation.

The share of joint-ventures’ and associates’ profit after tax† primarily consists of the 50% interests in Midland Quarry Products and United Marine Holdings. Hanson’s share of net profit after tax† of £11.9m (£12.3m) was broadly in line with the prior year.

Outlook
Demand is expected to remain subdued in 2006. Input cost inflation, in particular for cement, bitumen and energy, is expected to continue. In addition, the use of recycled fuel oil was prohibited from the beginning of 2006 which will increase the cost burden for our asphalt operations. We are seeking to offset these increases through cost reduction and efficiency initiatives. However, achievement of our notified selling price increases will be key to the successful delivery of earnings growth in 2006.

In the medium-term, we would expect demand to recover in response to the UK’s infrastructure needs and preparations for the London Olympics.

Volume/price summary Volume for the 12 months ended December 31, 2005 and % movement against prior year

		Volume		Price

	2005	2005 v 2004	2005 v 2004	2005 v 2004

	Volume	% change	% change	% change

	Continuing	Continuing	Heritage

Aggregates (mt)	33.3	(8.1)	(8.1)	6.3

Asphalt (mt)	3.9	2.5	2.5	4.9

Ready-mixed concrete (m m3)	5.3	(6.0)	(6.0)	6.2

Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates
 (mt) = millions of metric tonnes
(m m3) = millions of cubic metres
Heritage volumes exclude acquisitions owned for less than 12 months

25	Review of operations	†Continuing operations

Back to Contents

Back to Contents

Review of operations continued
Hanson Building Products UK

David Szymanski, Managing Director of Hanson Building Products UK (centre), Jon Morrish, Commercial Director (left) and Wendy Trott, Trading Director (right), were photographed during an inspection of the robotic setting facility at Kings Dyke. The robots can be seen in the background of this photograph.

The commissioning of the robotic setting at Hanson Building Products UK’s Kings Dyke brick factory in Whittlesey, Cambridgeshire, marks the first of several integrated phases in Hanson’s investment at the site.

Hanson Building Products UK has a market leading position in bricks, including London Brick and Butterley Brick. In addition, it produces aggregate blocks, Thermalite blocks, a range of precast concrete structures, and packed products.

Bricks accounted for nearly half of the division’s group turnover in 2005, and blocks for around a quarter. The precast concrete range includes a variety of flooring systems, stairs and landings, and culverts. Packed products sells a range of materials for general building and landscaping.

Performance

	2005	2004	%

Group turnover*†	£368.2m	£300.7m	22.4

Group operating profit before impairments*†	£37.8m	£36.8m	2.7

Group operating margin*†	10.3%	12.2%	(1.9)ppts

Share of joint-ventures’ and associates’ profit after tax†	–	–	–

Operating profit before impairments†	£37.8m	£36.8m	2.7

Property profit (included in operating profit)†	£3.0m	£3.2m	(6.3)

*Excluding joint-ventures and associates

Difficult trading conditions were experienced by this division, particularly in the second half of the year.

Group turnover† increased to £368.2m in 2005 (£300.7m), an increase of 22.4%. £76.7m, of this increase was due to acquisitions made in 2005. Group operating margin† declined by 1.9ppts to 10.3% (12.2%).

Operating profit before impairments† increased by 2.7% to £37.8m (£36.8m). £12.3m, or 33.4%, was due to acquisitions which offset a decline attributable to the existing operations of £11.3m, or 30.7%.

The majority of the £11.3m reduction in earnings from existing operations was due to lower brick volumes. Whilst our total brick volumes increased by 8.5%, excluding acquisitions, the heritage brick volumes declined by 12.4%. The reduction has been predominately within the repair, maintenance and improvement (“RMI”) sector of the housing market. Despite the reduction, increases in selling prices of 6.8% were achieved for the year.

Aggregate block volumes, excluding Thermalite, declined 3.0% whilst average selling prices increased 2.2%. Precast product volumes, including flooring, remained strong during 2005. Packed product average selling prices increased in 2005 despite lower volumes in the RMI market.

Input costs, in particular energy, continued to increase although the earnings impact was partly mitigated by forward hedging of gas prices.

In late 2005 and early 2006, we made the difficult but necessary decision to reduce production capacity, in response to low market demand and high energy costs. Production was substantially reduced at four brick factories and temporary lay-offs were implemented during January 2006 at five brick factories and three Thermalite factories. In addition, five factories have been closed across our product range in late 2005 and early 2006.

Capital expenditure† in 2005 totalled £16.8m (£16.1m) with an emphasis on projects which will reduce production costs, increase efficiency and automate manual handling activities. Included in these was the introduction of a robotic setting programme at our brick factory at Whittlesey, as well as kiln rebuilds which form part of an ongoing upgrading of this site.

Four acquisitions were completed during 2005, for a total of £194.1m, as part of the division’s strategy of supplying a broad product range to customers. Marshalls Clay Products has been integrated and is performing broadly in line with expectation. Thermalite, which has experienced difficult market conditions since its acquisition in March 2005, performed below expectation but within our acquisition criteria. Mid Essex Sand and Gravel, a bagging operation which complements our packed products range, and Cradley Special Brick are progressing well. The acquisition of Red Bank Manufacturing was completed in early January 2006.

27	Review of operations	†Continuing operations

Back to Contents

Operations – Hanson Building Products UK

Concrete
flooring
			& precast	Packed
	Brick	Block	concrete	products
	factories	factories	sites	sites

Total	18	12	5	18

Please note that the maps are for illustrative purposes only and are not to scale. Please refer to operations table for detailed disclosure by operation type.

Back to Contents

Review of operations continued
Hanson Building Products UK

Top: Production line at Tilmanstone brick factory, Kent, UK.
Bottom: Precast concrete stairs,
Hoveringham floors and precast concrete works, Nottinghamshire, UK.

Improved customer service and product offering remain key priorities. Multi-product deliveries are an example of the customer service improvements trialled following the extension of our product range.

Outlook
Overall market demand is expected to remain subdued in 2006. Input costs will be significantly higher in 2006 than 2005. We are working to mitigate these factors by reducing capacity, improving productivity through capital expenditure and hedging costs such as gas, where economic. Despite these measures, it is anticipated that significant price increases will be necessary in 2006 to recover our earnings.

In the medium-term, we expect demand to respond to the need for additional houses, particularly in the south east. Our production capacity is sufficiently flexible to be able to respond to any such increase in volume. We intend to continue to grow this division through product range extension and ongoing improvements to the service we offer to our increasingly consolidated customer base.

Volume/price summary Volume for the 12 months ended December 31, 2005 and % movement against prior year

		Volume		Price

	2005	2005 v 2004	2005 v 2004	2005 v 2004

	Volume	% change	% change	% change

	Continuing	Continuing	Heritage

Bricks (m)	827	8.5	(12.4)	6.8

Aggregate blocks (m spu)	7.3	(3.0)	(3.0)	2.2

Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates
(m) = millions
(m spu) = millions of standard production units
Heritage volumes exclude acquisitions owned for less than 12 months

29	Review of operation

Back to Contents

Back to Contents

Review of operations continued
Hanson Australia & Asia Pacific

Leslie Cadzow, Chief Executive, Hanson Australia & Asia Pacific (right), was photographed on the steps of Sydney Opera House with two members of the Building Products management team, Malcolm Pointon, General Manager Building Products (centre) and Steve James, Precast Manager (left).

Sydney Opera House has undergone its first major structural change since it opened in 1973, with Hanson Australia & Asia Pacific playing a major role. An extensive prototype programme was undertaken to ensure the precast concrete elements supplied by Hanson precisely matched the honed and etched granite finish originally used on the Opera House.

Hanson Australia is one of the leading heavy building material companies in Australia. In addition to aggregates and ready-mixed concrete, the operations are vertically integrated with a 25% associate in cement (Cement Australia) and a 50% joint-venture in asphalt (Pioneer Road Services). It also operates an expanding Building Products group.

Hanson Asia Pacific is one of the market leaders in aggregates, ready-mixed concrete and asphalt in Malaysia. It is the market leader in aggregates and ready-mixed concrete in Hong Kong through a 50% joint-venture (Alliance Construction Materials). The division also has operations in Singapore and mainland China. Both regions report to the divisional head office based in Sydney, Australia.

Performance

	2005		2004		%

Australia and Asia Pacific total
Group turnover*†	£573.0	m	£537.7	m	6.6

Group operating profit before impairments*†	£62.7	m	£62.1	m	1.0

Group operating margin*†	10.9%		11.5%		(0.6)ppts

Share of joint-ventures’ and associates’ profit after tax†	£27.0	m	£10.0	m	170.0

Operating profit before impairments†	£89.7	m	£72.1	m	24.4

Property profit (included in operating profit)†	£1.0	m	£1.7	m	(41.2)

Australia
Group turnover*†	£464.6	m	£413.2	m	12.4

Group operating profit before impairments*†	£57.3	m	£56.0	m	2.3

Group operating margin*†	12.3%		13.6%		(1.3)ppts

Share of joint-ventures’ and associates’ profit after tax†	£24.3	m	£10.5	m	131.4

Operating profit before impairments†	£81.6	m	£66.5	m	22.7

Property profit (included in operating profit)†	£1.0	m	£1.7	m	(41.2)

Asia Pacific
Group turnover*†	£108.4	m	£124.5	m	(12.9)

Group operating profit before impairments*†	£5.4	m	£6.1	m	(11.5)

Group operating margin*†	5.0%		4.9%		0.1ppts

Share of joint-ventures’ and associates’ profit after tax†	£2.7	m	£(0.5	)m	n/a

Operating profit before impairments†	£8.1	m	£5.6	m	44.6

Property profit (included in operating profit)†	–		–		–

*Excluding joint-ventures and associates

A strong performance was delivered by the Australia and Asia Pacific division. Operating profit before impairments† increased by £17.6m, or 24.4%, to £89.7m (£72.1m). £15.1m of this increase was due to Australia and £2.5m due to Asia Pacific. Excluding acquisition earnings of £0.6m and property profit of £1.0m (£1.7m), the increase was 25.1%.

Hanson Australia
Group turnover† increased to £464.6m in 2005 (£413.2m), an increase of 12.4%. Of this increase, £14.6m, or 3.5%, was due to acquisitions made in 2005. Group operating margin† reduced by 1.3ppts to 12.3% (13.6%), although group operating profit before impairments† increased by 2.3%.

Operating profit before impairments† increased by £15.1m, or 22.7%, to £81.6m (£66.5m), including £2.8m of benefit due to foreign exchange translation. £13.8m, or 20.8%, of the £15.1m improvement was due to the joint-ventures’ and associates’ profit after tax† and included £6.6m of non-recurring tax benefit. Excluding this tax benefit, foreign exchange and acquisition earnings of £0.6m, the existing operations improved by £5.1m, or 7.7% against a very strong 2004.

Our heritage aggregates volumes decreased by 3.4% in 2005, due largely to significant non-recurring secondary aggregate sales in Queensland in 2004. Victoria and Western Australia performed well during 2005, offsetting weaker demand in New South Wales and Queensland. Average selling prices for aggregates increased 6.8%, in part due to changes in product mix. Heritage ready-mixed concrete volumes increased by 1.3%, with a reduction in Sydney from previously buoyant levels being offset by increases in all other regions. Average selling prices in ready-mixed concrete improved by 3.3%, in part offsetting higher raw material costs.

31	Review of operations	'Continuing operation

Back to Contents

Operations – Hanson Australia & Asia Pacific*

	Crushed rock quarries	Sand and gravel quarries	Asphalt plants	Ready- mixed concrete plants	Cement plants	Rail depots/ marine wharves/ cement distribution	Recycling/ landfill sites	Pipe & products factories	Concrete flooring & precast	Misc.

Australia
Canberra (ACT)	1	–	–	1	–	–	–	1	–	–

New South Wales	9	7	10	76	1	4	–	–	3	–

Queensland	7	10	11	57	2	18	–	8	–	–

South Australia	2	2	1	10	–	1	–	–	–	–

Western Australia	6	1	2	28	–	–	1	–	–	–

Tasmania	1	1	–	11	1	–	–	2	–	2

Victoria	11	8	6	52	–	4	3	–	–	1

Northern Territory	–	–	2	3	–	–	–	–	–	–

Total Australia	37	29	32	238	4	27	4	11	3	3

Asia Pacific
Malaysia	20	–	18	48	–	–	–	–	–	–

Singapore	–	–	1	–	–	–	–	–	1	–

Hong Kong	5	–	–	6	–	–	–	–	–	–

Greater China	–	–	–	2	–	–	–	–	–	–

Total Asia Pacific	25	–	19	56	–	–	–	–	1	–

Total	62	29	51	294	4	27	4	11	4	3

*	Including joint-ventures

Please note that the maps are for illustrative purposes only and are not to scale. Please refer to operations table for detailed disclosure by operation type.

Back to Contents

Review of operations continued
Hanson Australia & Asia Pacific

Top: Wolffdene hard rock quarry, Brisbane,
Queensland, Australia.
Bottom: Lidcome precast concrete wall panel
plant, Sydney, New South Wales, Australia.

Sungei Buloh hard rock quarry and asphalt plant,
Kuala Lumpur, Malaysia.

Operating profit for Building Products declined due to increased input costs and a highly competitive pricing environment.

The operational improvement in the joint-ventures and associates was due largely to improved volume, price and delivery of synergy benefits in Cement Australia.

Three acquisitions were made in 2005 for £12.6m, including a basalt quarry at Molong in New South Wales, and the acquisition of two Sydney based precast concrete companies, Rescrete and Abbey Precast, both of which expanded our building products range.

Capital expenditure† totalled £31.6m (£26.4m) and consisted of replacement ready-mixed concrete and aggregates delivery vehicles, new ready-mixed concrete plants in south east Queensland and aggregates plant upgrades to increase capacity and efficiency.

Hanson Asia Pacific
The group operating profit before impairments† in this region declined primarily due to lower market demand following a reduction in public sector expenditure in Malaysia. Average selling price increases of between 3.6% and 7.3% were offset by a decline in aggregates and asphalt product volumes and higher input costs. Ready-mixed concrete volume and prices were broadly in line with the prior year. In Singapore, the operating performance marginally declined following a further downturn in construction sector volumes.

The share of joint-ventures’ and associates’ profit after tax† increased due largely to improved earnings from our Hong Kong operations. Despite a lack of new public sector work, our Hong Kong concrete volumes have increased year-on-year whilst selling prices have also improved. Synergy benefits have been delivered in line with our expectations.

Outlook
The Australian market is forecast to decline during 2006 from its current peak, while difficult trading conditions are expected to continue in Asia throughout the year. Further gains are anticipated from operational cost savings. Increased selling prices will be required to recover the continuing rise in input costs.

Volume/price summary
Volume for the 12 months ended December 31, 2005 and % movement against prior year

		Volume		Price

	2005	2005 v 2004	2005 v 2004	2005 v 2004

	Volume	% change	% change	% change

	Continuing	Continuing	Heritage

Australia
Aggregates (mt)	20.9	(3.4)	(3.6)	6.8

Ready-mixed concrete (m m3)	5.4	1.3	1.3	3.3

Asia Pacific
Aggregates (mt)	10.7	(2.2)	(2.2)	n/a

Asphalt (mt)	2.4	(16.0)	(16.0)	n/a

Ready-mixed concrete (m m3)	2.2	(13.7)	(13.7)	n/a

Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates
(mt) = millions of metric tonnes
(m m3) = millions of cubic metres
Heritage volumes exclude acquisitions owned for less than 12 months

33	Review of operations	†Continuing operations

Back to Contents

Back to Contents

Review of operations continued
Hanson Continental Europe

From right to left: General Manager Ian Peters and Continental Europe Managing Director Justin Read, were photographed reviewing work in progress at the Old Bullring, Barcelona, Spain, with Enrique Gibert, Regional Manager, Hanson Catalonia and Levante and Marcel Lopez Pinto, Sales Manager, Hanson Barcelona Concrete.
The Old Bullring in Barcelona, Spain, is being transformed into a shopping and commercial centre. Hanson is supplying over 50,000m3 of ready-mixed concrete for the project, some of which has been used to construct the new concrete columns which now support the building.

This division operates across Belgium, the Czech Republic, Germany, Spain, The Netherlands and Israel. The largest country of operation is Spain.

Performance

	2005		2004		%

Group turnover*†	£228.7	m	£228.0	m	0.3

Group operating profit before impairments*†	£19.9	m	£23.9	m	(16.7)

Group operating margin*†	8.7%		10.5%		(1.8)ppts

Share of joint-ventures’ and associates’ profit after tax†	–		–		–

Operating profit before impairments†	£19.9	m	£23.9	m	(16.7)

Property profit (included in operating profit)†	–		£0.3	m	–

*Excluding joint-ventures and associates

Group turnover† increased by 0.3% to £228.7m in 2005 (£228.0m). Group operating margin† reduced by 1.8ppts to 8.7% (10.5%). Operating profit before impairments† reduced by £4.0m, or 16.7%, to £19.9m (£23.9m).

The £4.0m reduction in operating profit before impairments† was due to difficult market conditions in Israel and The Netherlands, which persisted throughout 2005, and to quarry closures, which impacted results in Spain. Market conditions in the Czech Republic and Belgium were more positive. Both these countries increased their operating profit before impairments†, as did Germany, despite its difficult market conditions. Total heritage aggregates and asphalt volumes declined by 8.9% and 1.9% respectively across the division, whilst concrete volumes increased by 0.4%.

In Spain, both group turnover† and operating profit before impairments† decreased in 2005. Aggregate volumes were below last year due to lower demand in Madrid and Zaragoza and to the closure of two quarries, although increases in average selling prices were achieved. During the year we disposed of 19 underperforming ready-mixed concrete plants. Excluding these disposals, ready-mixed concrete volumes were ahead of last year, as were average selling prices.

Weak trading conditions have continued in 2005 for our Israel operations. Productivity improvements were not sufficient to counter a decline in volume and the impact of higher energy costs. In the Benelux region, the ready-mixed concrete markets were difficult, resulting in lower prices and volumes. Efficiency improvements were achieved in our aggregate operations which helped to offset a reduced operating profit before impairments†.

Outlook
The Spanish economy is anticipated to remain strong during 2006, although further reserve exhaustion is expected to lead to a lower operating profit before impairments†. Elsewhere, the market in Israel is likely to remain difficult, ready-mixed concrete margins in The Netherlands may improve slightly and volumes in the Czech Republic may decline slightly as a major road building contract concludes.

Replenishment of our reserves position, either through acquisition or mineral reserve purchases, remains a high priority for 2006. We will continue to focus on both acquisitions and margin improving capital expenditure activities.

Volume summary Volume for the 12 months ended December 31, 2005 and % movement against prior year

		Volume

	2005	2005 v 2004	2005 v 2004

	Volume	% change	% change

	Continuing	Continuing	Heritage

Aggregates (mt)	27.7	(8.9)	(8.9)

Asphalt (mt)	0.5	(1.9)	(1.9)

Ready-mixed concrete (m m3)	4.0	0.4	0.4

Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates
(mt) = millions of tonnes
(m m3) = millions of cubic metres
Heritage volumes exclude acquisitions owned for less than 12 months

35	Review of operations	†Continuing operations

Back to Contents
Operations – Hanson Continental Europe*

		Sand		Ready-
	Crushed	and		mixed	Marine/
	rock	gravel	Asphalt	concrete	Rail
	quarries	quarries	plants	plants	depots

Belgium	–	–	–	3	4

Czech Republic	4	4	1	–	–

Germany	3	4	–	–	–

Israel	4	–	2	23	–

The Netherlands	–	–	–	3	1

Spain	9	3	–	26	–

Total	20	11	3	55	5

*Including joint-ventures

Please note that the maps are for illustrative purposes only and are not to scale. Please refer to operations table for detailed disclosure by operation type.

Back to Contents

Financial review

The following section provides the financial review for 2005.

Operating profit before impairments
Operating profit before impairments† was £488.8m (£423.4m), an increase of £65.4m or 15.4%. This consists of the operating profit before impairments† for each of the six divisions as described in the operating review, which totalled £520.3m (£446.1m), less central expenses of £31.5m (£22.7m). The increase in central expenses of £8.8m includes £4.4m relating to a bodily injury claim in the USA, which is self-insured centrally by the company.

Operating impairments†
Operating impairments† in the period were £4.0m compared with £29.3m in the previous year. The net charge for the year consists of £23.6m of impairment charges, offset by a reversal of £19.6m. The charges relate primarily to the US and UK aggregates divisions. The reversal follows an economic improvement in the supply arrangements at certain operations in the US aggregates division and additional disposal proceeds at certain UK aggregates sites.

Exchange impact
Foreign exchange translation increased group turnover† by £35.2m, operating profit before impairments† by £6.4m and profit before tax† by £6.0m.

The US dollar year end exchange rate moved from $1.9199 at December 31, 2004 to $1.7168 at December 31, 2005. The net impact of foreign exchange movements resulted in an increase in sterling translated net debt from December 31, 2004 to December 31, 2005 of £95.7m.

Foreign currency – exchange rates

	2005	2004

Average rates
£/$US	1.8196	1.8294

£/euro	1.4621	1.4738

£/$AUS	2.3871	2.4858

Year end
£/$US	1.7168	1.9199

£/euro	1.4554	1.4125

£/$AUS	2.3404	2.4491

Impact of currency movements

			Impact of	2004 results	Constant
	2005		exchange from	(at 2005	currency
	results	2004 results	2004 to 2005	exchange rates)	2005 v 2004

	£m	£m	£m	£m	%

Group turnover†
Hanson Aggregates North America	980.6	897.3	4.8	902.1	8.7

Hanson Building Products North America‡	753.7	647.4	9.8	657.2	14.7

Hanson Aggregates UK	811.5	771.9	–	771.9	5.1

Hanson Building Products UK	368.2	300.7	–	300.7	22.4

Hanson Australia & Asia Pacific	573.0	537.7	18.4	556.1	3.0

Hanson Continental Europe	228.7	228.0	2.2	230.2	(0.7)

	3,715.7	3,383.0	35.2	3,418.2	8.7

Operating profit before impairments†
Hanson Aggregates North America	138.4	127.6	0.7	128.3	7.9

Hanson Building Products North America‡	125.7	111.2	2.6	113.8	10.5

Hanson Aggregates UK	108.8	74.5	–	74.5	46.0

Hanson Building Products UK	37.8	36.8	–	36.8	2.7

Hanson Australia & Asia Pacific	89.7	72.1	2.8	74.9	19.8

Hanson Continental Europe	19.9	23.9	0.3	24.2	(17.8)

Central	(31.5)	(22.7)	–	(22.7)	(38.8)

Operating profit before impairments	488.8	423.4	6.4	429.8	13.7

Operating impairments	(4.0)	(29.3)	–	(29.3)	86.3

Net finance cost	(55.5)	(46.8)	(0.4)	(47.2)	(17.6)

Profit before taxation	429.3	347.3	6.0	353.3	21.5

‡Currency movements reflect both US dollar and Canadian dollar impact

37	Financial review	†Continuing operations

Back to Contents

Financial review continued

Finance costs and income†
Net finance costs† were £55.5m (£46.8m).

Interest payable on loans totalled £119.0m (£92.2m) against interest receivable of £60.1m (£40.0m), resulting in a net interest cost of £58.9m (£52.2m). The main reason for the increase in the net interest charge was an increased level of net debt following the acquisitions made in 2005.

Interest cost on the pension plan liabilities and other post-retirement benefits was £103.2m (£99.2m), offset by an expected return on pension assets of £108.7m (£111.2m), to give a net pension finance income of £5.5m (£12.0m). The reduction in income resulted primarily from a reduction in interest rates.

The unwind of the discounting relating to long-term provisions was a charge of £2.5m (£6.6m), and included the impact of a change in discount rates.

Taxation on continuing operations
Taxation on continuing operations was £34.4m (£27.1m). The 2005 charge consisted of an underlying tax charge, excluding the tax relating to joint-ventures and associates, of £58.4m, a net release from provisions of £29.6m and a charge of £5.6m relating to impairments. The 2004 tax charge has been restated by £49.6m following a change in the interpretation of the deferred tax accounting requirements under IFRS. The restatement resulted in a charge of £27.1m for 2004, which consists of an underlying tax charge, excluding the tax relating to joint-ventures and associates, of £55.1m, one-off deferred tax credit after restatement of £21.7m and a tax credit on impairments of £6.3m.

The underlying tax charge of £58.4m (£55.1m) was equivalent to an underlying effective tax rate of 14.9% (15.6%) on the profit before tax and impairments, excluding joint-ventures and associates, of £392.8m (£353.4m).

The net provision release in 2005 of £29.6m resulted from the successful resolution of a number of issues with the relevant tax authorities.

Discontinued operations
Current year loss after taxation of discontinued operations was £7.3m (£56.0m).

The profit after tax earned by operations in 2005 prior to their disposal was £2.8m. Hanson Aggregates North America sold its 50% interest in the joint-venture Campbell Concrete and Materials, a ready-mixed concrete business operating in Houston, Texas on June 17. Hanson Continental Europe disposed of 19 ready-mixed concrete sites on May 13, and has subsequently restructured its Spanish operations. Seagoe, a drainage business based in Northern Ireland, was included in discontinued as a disposal group held for sale. Seagoe was sold in January 2006.

The profit after tax arising from the sale of the above operations was £2.3m.

A loss after tax of £12.4m (£50.0m) resulted from operations that were discontinued prior to 2004. The main item in this category was an asbestos charge of £22.4m (£79.7m) before tax and £13.7m (£40.6m) after tax.

Asbestos
Various of the Company’s US subsidiaries are defendants in a number of lawsuits alleging bodily injury due to exposure to asbestos-containing products before 1984. New claimants were 10,350 for 2005 compared with the 18,700 new claimants received in 2004. At the end of 2005, outstanding claimants totalled approximately 131,350 (135,750). Of the 14,750 (7,150) claimants whose cases were resolved during 2005, over 90% were dismissed without payment.

In the USA, claimants can often file claims without illness or product identification. In the absence to date of federal reform, a number of states have introduced reform measures. Although outstanding claimants decreased at the end of 2005 compared to 2004, this does not mean we believe this is the start of a downward trend in the number of claimants.

38	Financial review	†Continuing operations

Back to Contents

The gross cost of resolving asbestos claims in 2005 was $43.2m ($59.3m) including legal fees of $26.3m ($27.4m). The net cost of asbestos for the year after insurance was $31.7m ($12.8m).

The Company’s approach to accounting for the asbestos claims against these US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable. The costs of resolving possible claims are disclosed as contingent liabilities. At present, based on detailed analysis and the assumptions referred to in note 21 of the Notes to the accounts, the provision for those costs which are both probable and reliably estimable equates to approximately eight years of gross cost assuming annual gross costs of $60.0m. The full year increase in the provision for future asbestos costs was $60.0m ($222.5m), taking the gross provision to $496.8m ($480.0m) before the impact of discounting, which has reduced the provision to $398.6m ($401.2m), or £232.2m (£209.0m).

Offsetting this is approximately $14.6m ($26.1m) of remaining insurance cover at December 31, 2005. The insurance settlement reached in February 2006 and detailed in note 31 of the Notes to the accounts will result in an additional insurance asset of approximately $60m being recognised on January 1, 2006. In addition to this settlement, we will continue to use a combination of litigation and negotiation to maximise further insurance cover.

The net cost of resolution is allowable for US tax at a rate of 39%. Following the recent insurance settlement, the estimated net cost of approximately $48.0m is equivalent to approximately $29.0m post-tax, or £16.0m, 3.4% of net cash inflow from operating activities of £471.2m (£507.5m.)

Dividends
The 2005 interim dividend paid and final dividend recommended total 20.0p (18.15p), an increase of 10.2% on 2004. The sustained increase in our dividend payout reflects our confidence in the underlying strength of the group and its ability to generate strong cash flows.

Earnings per share
Basic earnings per share in 2005 were 53.2p (36.0p), up 47.8% on last year. EPS on continuing operations before impairments were 55.5p (46.7p), up 18.8% on last year.

Summary of cash flows – £m

	2005	2004

Group operating profit before impairments†	448.3	400.2

Amortisation	3.0	2.5

Depreciation and depletion	194.6	191.4

Dividends from joint-ventures and associates	27.9	19.9

Movement in working capital	(22.2)	(0.7)

Net provision utilisation	(34.3)	(19.2)

Pensions and post-retirement benefits	(20.0)	(16.3)

Other	(5.1)	1.2

Net cash inflow from operating activities before interest and tax	592.2	579.0

Taxation paid	(54.1)	(18.3)

Net interest paid	(64.3)	(53.2)

Premium paid on redemption of borrowings	(2.6)	–

Net cash flow from operating activities	471.2	507.5

Capital expenditure	(191.8)	(198.6)

Sale of property, plant and equipment	29.0	18.5

Acquisition of operations	(342.9)	(88.4)

Disposal of operations, fixed and current asset investments	50.3	77.8

Dividends	(136.2)	(127.3)

Purchase of own shares held in treasury	(45.1)	(26.1)

Exchange movements in net debt	(95.7)	101.8

Other	(33.2)	(18.2)

Movement in net debt	(294.4)	247.0

Opening net debt	(695.2)	(942.2)

Closing net debt	(989.6)	(695.2)

39	Financial review	†Continuing operations

Back to Contents

Financial review continued

Cash flow
Net cash inflow from operating activities for 2005 was £471.2m (£507.5m). This includes £10.6m (£4.3m) paid for asbestos costs, net of insurance. Taxation paid was £54.1m (£18.3m) compared to the tax charge† of £34.4m (£27.1m). The increase in tax payment results from increased earnings and reduced first year capital allowances in the USA. Net interest paid was £64.3m (£53.2m) compared to a net finance cost of £55.5m (£46.8m).

Capital expenditure
Capital expenditure† for the purchase of property, reserves, new and replacement plant and equipment during the year totalled £196.1m (£201.1m) of which £191.8m (£198.6m) was paid in 2005. This represented 122.0% of continuing depreciation. Over half of this amount has been spent in North America. A further £123.1m of capital expenditure had been committed as at December 31, 2005 primarily for new building products plants in the USA. These capital expenditures are expected to be financed out of group cash flows and bank facilities.

The group continues to identify and invest in projects which are intended to reduce operating costs and expand and enhance the performance of our divisions.

Capital expenditure†

	Capex†	Depreciation†	Capex % of depreciation

	£m	£m

Hanson Aggregates North America	69.4	59.5	116.6

Hanson Building Products North America	40.7	26.3	154.8

Hanson Aggregates UK	23.1	30.0	77.0

Hanson Building Products UK	16.8	11.6	144.8

Australia & Asia Pacific	32.6	26.8	121.6

Continental Europe	13.3	6.5	204.6

Central	0.2	0.1	–

Total	196.1	160.8	122.0

Acquisitions
Total cash acquisition spend for 2005 was £342.9m (£88.4m). On January 4, 2005, Hanson Building Products UK acquired the assets of UK brick manufacturer Marshalls Clay Products for £64.7m and Thermalite, a market leader in aircrete blocks, on March 7 for £124.2m. On June 17, Hanson Aggregates North America acquired the assets of Mission Valley Rock, Berkeley Ready Mix and Berkeley Asphalt, and Hanson Building Products North America acquired the assets of Sherman Pipe, a concrete pipe and precast concrete products business for a total of £108.0m. Other acquisitions made in the year consisted of three quarries in Southern Indiana by Hanson Aggregates North America in December, and a further six acquisitions totalling £46.0m.

Capital structure and share buyback programme
The capital structure of the group takes account of the needs of our equity shareholders to maximise return on equity whilst recognising that to do so requires access to the debt capital markets. Our debt ratings are carefully managed and we maintain an inclusive relationship with the major rating agencies to ensure consistent ratings over the medium-term. Key credit ratios are closely monitored and reviewed as part of our planning process.

The group continually reviews its level of debt and equity. Following a four year period of debt reduction, Hanson commenced an on-market share buyback programme during October 2004. During the year ended December 31, 2005 8,335,000 shares were bought back and held as treasury shares for £46.7m, of which £45.1m was paid in 2005. At December 31, 2005 there were 14,685,000 ordinary shares in issue which are held in treasury. The share buyback programme is a rolling return of that capital which we believe is in excess of our medium-term requirements and which is reviewed on a continuing basis in the context of our cash flow, capital expenditure and acquisition plans.

40	Financial review	†Continuing operations

Back to Contents

Net debt
At the end of 2005, the group’s net debt of £989.6m (£695.2m) was represented by borrowings of £2,072.6m (£2,089.5m), offset by cash of £1,083.0m (£1,394.3m).

The maturity profile of the group’s cash and debt, excluding undrawn balances on committed bank facilities, is set out in the table below.

Maturing net cash/(debt) – £m

				Cumulative
	Cash	Borrowings	Net debt	net debt

2006	1,083.0	(911.0)	172.0	172.0

2007		(86.2)	(86.2)	85.8

2008		(200.5)	(200.5)	(114.7)

2009		(0.2)	(0.2)	(114.9)

2010		(460.3)	(460.3)	(575.2)

2011		–	–	(575.2)

2012		–	–	(575.2)

2013		(414.4)	(414.4)	(989.6)

Total	1,083.0	(2,072.6)	(989.6)

In line with the group’s financial risk policies, the amount of net debt and foreign exchange contracts denominated in US dollars was increased during the year to £1,090.1m (£834.7m), representing 110% (120%) of net debt. The table below shows the effect on US dollar denominated profits and net debt of a 10% fall in the US dollar.

In US dollars only	Total for 2005 £m	10% fall £m

Operating profit before impairments†	232.5	(21.1)

Net debt and foreign exchange	(1,090.1)	99.1

For further details, see note 29 of the Notes to the accounts.

Balance sheet and provisions
Total equity is £2,672.3m (£2,411.0m) at December 31, 2005. The transfer to reserves from the income statement was £387.6m less amounts for dividends paid of £136.2m. The effect of currency movements increased total equity by £56.8m.

Provisions totalled £552.3m (£541.8m) at December 31, 2005.

Pensions and other post retirement benefits
During 2005 Hanson, together with the relevant trustees, continued to monitor the funding and asset allocation policies of the main UK and US defined benefit plans. The group has adopted a funding policy that targets the accrued benefit obligation, which is higher than applicable statutory minimum funding levels in each country. Total contributions by the group for its pension and other post retirement obligations were £68.1m, principally in the USA, Canada, the UK and Australia. As at December 31, 2005, the net liability in relation to defined benefit pension plans was £20.8m (£48.5m) and the net liability relating to post-employment medical benefits was £103.3m (£80.4m). Over recent years, movements in market value apart, the group’s defined benefit plans have generally moved toward asset allocations with lower levels of risk. At the end of 2005, 58.3% (53.7%) of defined benefit plan assets were in bonds, property and cash. Details of contributions to the pension plans, market value of assets and amounts recognised in the balance sheet can be found in note 28 of the Notes to the accounts.

Off balance sheet arrangements
The group’s off balance sheet arrangements consist of the following, as referred to in the Notes to the accounts:

–	operating leases (notes 3 and 27)
–	commitments to capital expenditure (note 13)
–	guarantees, letters of credit and surety bonds (note 26)

Other than as disclosed, there are no off balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

41	Financial review	†Continuing operations

Back to Contents

Financial review continued

Capital and financial obligations
The table below sets out Hanson’s capital and financial obligations due by period. Due to the nature of the group’s trading activities there are no significant purchase obligations.

Payments due by period £m

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

Capital and financial obligations
at December 31, 2005
Borrowings (note 20)#	2,072.6	911.0	286.9	460.3	414.4

Operating and finance leases (note 27)#	239.4	31.5	47.8	31.6	128.5

Pension commitments (note 28)#	25.2	8.4	16.8	–	–

Capital expenditure contracted (note 13)#	123.1	123.1	–	–	–

Total	2,460.3	1,074.0	351.5	491.9	542.9

# Notes to the accounts

Risk management
The group Risk Committee, which includes all of the Executive Directors of the Company and other senior managers, is responsible, under delegated authority from the Board, for reviewing the group risk position and ensuring appropriate risk mitigation is in place. In carrying out this role, the Risk Committee reviews audit reports, risk assessment returns, including those for Turnbull, as well as regular management reports.

Funding, liquidity and treasury management
The group’s financial risk policy identifies risks and sets out a control framework for managing exposures. This policy is approved by the Board and covers interest rate, foreign exchange and credit risks. It also sets out policies for funding and liquidity management. The Risk Committee has delegated authority from the Board to monitor and review these policies, approve the adoption of new instruments in accordance with group policies and approve any changes to policy implementation. Operating within the strict controls of these policies, the Treasury department manages these financial risks, ensuring in particular that sufficient funding and liquidity is available to meet the expected needs of the group.

In addition to the high level of free cash flow of the group, Hanson operates a prudent approach to liquidity management using a mixture of long-term debt together with short-term cash and investments.

Our core funding is provided by two US bond issues, each of $750m, maturing in September 2010 and March 2013, respectively. A third US bond of $750m matured in September 2005. The group also has substantial committed bank facilities which total £947.7m, the principal components of which are a new £500m facility expiring in 2010 and a $475m facility expiring in 2009. The new £500m facility replaced a five year £519.2m facility due to expire in March 2006. At the balance sheet date, £244.2m of committed bank facilities were utilised by way of letters of credit and cash drawings. The level of unused facilities, together with other resources available to the group, is such that we believe that we have sufficient funding to satisfy our working capital requirements in the near to medium-term.

Committed bank facilities – £m

	Expiring	Remaining

2005	–	947.7

2006	85.5	862.2

2007	85.5	776.7

2008	–	776.7

2009	276.7	500.0

2010	500.0	–

Group credit facilities contain a financial covenant broadly consistent with, but less restrictive than, the group’s interest cover target. The group does not, therefore, anticipate that this covenant will restrict funding or investment strategies in the foreseeable future.

42	Financial review

Back to Contents

Credit risk
The Board’s policy is that credit risk for financial transactions should be restricted to counterparties with a minimum A-/A3 credit rating for long-term transactions and F2/P-2/A2 for short-term transactions. In addition, there are individual counterparty and country limits for cash and short-term investments.

Hanson’s credit ratings, which are a key determinant of the terms on which the group can issue debt, were unchanged during the year as shown below:

	Short-term	Remaining

Fitch	F2	BBB+

Moody’s	P-2	Baa1

Standard & Poor’s	A2	BBB+

Interest rate risk
The group’s policy for interest rate risk is designed to limit the group’s exposure to fluctuating interest rates. This is achieved by limiting the level of floating interest rate exposure to a maximum determined by both the level of debt and the level of operating profit of the group at any point in time. This approach, which is consistent with our target for ongoing leverage, will mean, other things being equal, that for any given level of debt, a higher level of operating profit will result in a higher limit on the level of floating rate debt in the group (and vice versa). Consistent with this policy, at December 31, 2005, the group held 56% (77%) of net debt at fixed rates. For further details, see note 29 of the Notes to the accounts.

Foreign exchange risk
Due to the nature of our products, which are generally uneconomic to transport long distances, there are few foreign exchange transaction exposures in the course of our day-to-day business. However, the majority (67%) of our capital employed is in overseas locations and is denominated in foreign currencies, principally US dollars (42%). As a consequence, changes in exchange rates affect both reported profit and asset values. The exposure of asset values to foreign exchange rates is controlled to an extent by matching a proportion of currency assets with currency liabilities, using both debt and foreign exchange contracts. This means that falling overseas exchange rates will give rise to both falling asset values and lower levels of net debt in sterling terms. The interest cost of currency liabilities also provides a partial hedge for foreign currency income.

Critical accounting policies
The following section explains where, in these financial statements, we have exercised judgement in applying the group’s key accounting policies and critical estimates in areas which are by their nature inherently uncertain. Although we have used all of the information currently available to us in making such critical estimates, changes to our assumptions in these areas could materially affect the financial results and position shown in this document. Hanson’s significant accounting policies in accordance with IFRS are set out on pages 74 to 77 of the Annual Report and Form 20-F. Where estimates have been used, it is possible that over time the actual results upon which the judgement was based could differ from those estimates.

The group considers the following are the critical policies where assumptions and judgements could have a significant impact on the consolidated financial statements.

Legal and other disputes
Various of the group’s subsidiaries are subject to a number of legal disputes, the most significant being asbestos claims against a number of its US subsidiaries. Provisions for anticipated settlement costs and associated expenses arising from legal and other disputes are made where a reliable estimate can be made of the probable outcome of the dispute. Where it is not possible to make such an estimate, no provision is made. Our approach to providing for asbestos is explained in note 26 of the Notes to the accounts.

43	Financial review

Back to Contents

Financial review continued

Environmental obligations
Various of the group’s subsidiaries are also subject to environmental obligations for clean-up and remediation costs, pursuant to environmental laws and regulations. Provisions are made for environmental obligations and related costs which are probable and reliably estimable and where a legal or constructive obligation to remedy-known exposures exists. The ultimate requirement for such actions, and their costs is inherently difficult to estimate and is based on current information on costs and expected plans for remediation. Actual costs can differ from estimates over time because of changes in existing laws and regulations, public expectations, new sites arising and unknown conditions being encountered.

Impairment
The group applies IAS 36 “Impairment of Assets” under IFRS and SFAS 144 “Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of” together with SFAS 142 “Goodwill and other intangible assets” under US GAAP.

Under IFRS, the group compares the carrying value of goodwill and tangible assets, with the higher of their net realisable value and value in use (explained below), to determine whether an impairment exists. Under US GAAP, the group assesses the fair value and recoverability of goodwill by comparing the implied fair value of goodwill with the actual goodwill attributable to a reporting unit.

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

Pensions and other post-retirement benefits
Under IFRS, the group applies IAS 19 “Employee benefits”. Under US GAAP, the Company applies SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”.

These accounting standards require the group to make assumptions including, but not limited to, future asset returns, rates of inflation, discount rates, life expectancies and health care costs. The use of different assumptions, in any of the above calculations, could have a material effect on the accounting values of the relevant assets and liabilities which could result in a material change to the cost of such liabilities as recognised in the income statement over time. These assumptions are subject to periodic review. See note 28 of the Notes to the accounts for additional information regarding the group’s pension and other post-retirement benefits.

44	Financial review

Back to Contents

Principal risks and uncertainties

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

Risk management
The Board of Hanson PLC reviews the effectiveness of the system of internal control, covering, inter alia financial, operational, compliance and risk management, at least annually.

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

For example, the move towards inner-city residential development in the UK, and consequently an increase in the number of apartments being built in place of houses, has reduced the demand for bricks.

Inclement weather conditions could significantly impact levels of construction activity and hence demand for Hanson’s products.
Extended periods of inclement weather, especially periods of heavy or sustained rainfall during peak construction periods during the year and other acts of nature such as hurricanes, can result in a material reduction in demand for our products at important times, as well as impact our ability to produce our products, and consequently result in reduced revenues and profits.

Hanson operates in an extremely competitive market.
Most, if not all, of the markets in which we operate are extremely competitive. The competitive environment in which we operate can be significantly affected by local factors, such as the number of competitors and production capacity in the local market, the proximity of natural resources to the local market and economic conditions and product demand in the local market. The pricing policies of competitors and the entry of new competitors in the local markets in which we operate can have an adverse effect on the demand for, and price of, our products and on the results of our operations and profitability.

Changes in government policy or legislation relating to planning, the environment, health and safety and industry related tax could significantly affect Hanson’s industry related regulatory compliance and other operating costs and Hanson’s ability to establish additional reserves.
Our performance is affected significantly by national and/or local government policy and legislation in the regions and territories in which we operate. Many of our products are subject to government regulation in various jurisdictions regarding their production and sale, and our operating units are subject to extensive regulation by national and local agencies concerning such matters as planning and environmental and health and safety compliance. Numerous governmental permits and approvals are required for our operations. We believe that our operating units are currently operating in substantial compliance with, or under approved variances from, various

45	Principal risks and uncertainties

Back to Contents

Principal risks and uncertainties continued

national and local regulations in all applicable jurisdictions. In the past, our subsidiaries have made significant capital and maintenance expenditures to comply with planning, water, air and solid and hazardous waste regulations, and these subsidiaries may be required to do so in the future in order to ensure business continuity.

The existence of these national and local regulations in many jurisdictions in which we operate also means that it is often difficult to establish new greenfield aggregates reserves and brick factories with clay reserves in areas where demand would justify the capital expenditure required.

The imposition of industry related taxes such as the Aggregates Levy and the Climate Change Levy in the UK increase our costs and encourage imports of competing products and product substitution.

Disruption to, or increased costs of, the supply of materials, energy and fuel to Hanson and the supply of finished products to Hanson’s customers could significantly reduce Hanson’s profitability.
We are a significant purchaser of materials, energy and fuel, including cement for use in our ready-mixed concrete and concrete product operations, steel for use in our concrete product and steel pipe operations, bitumen for use in our asphalt activities, gas and other energy supplies for use in our cement and brick manufacturing operations and fuel for the processing and transport of our products. The cost of such materials, energy and fuel fluctuates, sometimes by material amounts. Increases in the costs of such materials, energy and fuel or their non-availability, can significantly impact our costs and disrupt our operations. The profitability of our operations could be adversely affected if we are not able to recoup such costs in the prices of our products.

Transport logistics play an important part in the group’s supply chain, whether by road, rail, sea or river, and any material disruption/or non-availability of such transport support could significantly impact operating costs and reduce profitability.

Increased employment costs could significantly reduce Hanson’s profitability.
We are a significant employer of labour and any increased costs of employment, including pension and post-retirement healthcare costs, could significantly impact operating costs and consequently reduce profitability. The group has several funded defined benefit pension plans, which cover a majority of the group’s employees who participate in the group’s pension plans. Hanson also provides benefits from unfunded non-qualified plans in the USA and post-retirement employee benefits in the USA and Canada. Various assumptions are made in calculating our assets and obligations under our pension plans which, if incorrect, could have a material adverse effect on our financial condition.

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
We plan to continue making selective acquisitions to strengthen, develop and expand our existing aggregates, concrete products, ready-mixed concrete, asphalt, clay bricks and related heavy building material activities.

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

46	Principal risks and uncertainties

Back to Contents

Hanson is subject to risks relating to changes in exchange rates.
In the year ended December 31, 2005, approximately 76% of our operating profit before impairments† was earned in currencies other than pounds sterling, and a significant portion of our revenue is denominated in US dollars.

At December 31, 2005, approximately 67% of our capital employed was located outside the UK, and approximately 148% of our net debt and foreign exchange contracts were denominated in currencies other than pounds sterling. Since our results are reported in pounds sterling, exchange rate movements affect our reported profits, assets, cash and debt balances. This effect may be positive or negative depending on the nature of the actual exchange rate movement and the nature of any currency hedging instruments that we have put in place. Fluctuations in exchange rates could have a material adverse effect on our financial condition and results of operations to the extent that we have not effectively hedged against those exchange movements.

Adverse changes in tax legislation may affect Hanson’s ability to maintain its tax rate below the UK statutory rate.
The underlying effective group tax rate for 2005 was 14.9% compared to a UK statutory rate of 30%. Hanson’s tax charge is subject to changes in legislation. Such changes in legislation may be implemented at short notice and may affect Hanson’s ability to maintain its underlying tax rate below the UK statutory rate of 30%.

We are unable to reliably estimate all costs associated with asbestos-related claims.
With respect to asbestos related claims, the Company’s approach to accounting for the asbestos claims against its US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable. The costs of resolving possible claims are disclosed as contingent liabilities. At present, based on detailed analysis and the assumptions contained in note 21 of the Notes to the accounts, the provision for those costs which are both probable and estimable equates to approximately eight years of gross cost, assuming a cost level of $60m per annum. Whilst further claims are likely to be resolved beyond this eight year period, the associated costs of resolution cannot be reliably estimated and hence no provision has been made to cover these possible liabilities. Factors which could cause actual results to differ from these estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against the Company’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the Company’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against the Company’s US subsidiaries; and (viii) potential legislative changes. In light of such factors, the liability of the Company’s US subsidiaries for resolving asbestos claims may be materially different from current estimates and the impact of such claims might have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, the Company does not expect that the liability and costs associated with these asbestos claims will have such a material adverse effect and, even assuming a material deterioration in current trends, based on the evidence available to it, the Company does not expect that such claims would impact the ability of the Company to continue as a going concern.

Hanson’s insurance may be insufficient to cover its obligations related to Koppers’ environmental liabilities.
Koppers’ environmental clean-up/ remediation obligations and related costs refer primarily to certain former US discontinued chemical and related operations carried on by the Koppers company. Members of the group remain contractually and statutorily liable for certain environmental clean-up/ remediation costs relating to these discontinued operations. The Company considers current insurance cover to be sufficient to meet the related future costs of this liability, on the basis of its estimates and assumptions regarding future developments. Factors which could cause actual costs to differ from these estimates and assumptions

47	Principal risks and uncertainties	†Continuing operations

Back to Contents

Principal risks and uncertainties continued

include: (i) unknown adverse conditions arising at sites; (ii) third party claims in excess of estimates; (iii) changes to regulatory requirements; (iv) changes in remediation techniques and; (v) any other significant variations to assumptions made in support of these estimates. Should the current insurance cover be insufficient to meet the related future costs this could have a material impact on our financial condition, results of operations and cash flow.

As a consequence of its significant present and former activities in the USA, the group is subject to litigation claims arising out of both former businesses and activities, (in addition to those relating to asbestos and Koppers’ environmental liabilities referred to above) as well as its existing operations. Former and existing subsidiaries have engaged in businesses and activities, unrelated to the business and activities presently carried on by our group, which give rise to bodily injury and property damage claims concerning environmental and health issues. In particular, claims and lawsuits have been filed against our US subsidiaries, either directly or as a result of indemnity obligations, relating to products incorporating coal by-products and other chemicals, in particular for the wood treating industry. With respect to those claims involving coal by-products and other chemicals, the US subsidiary involved has not entered into a material settlement or been subject to a material adverse judgment since the demergers as described below.

In addition, existing operations suffer, from litigation claims which may be uninsured or fall within deductible levels. In many cases the relevant subsidiary believes it has good defences against these claims. Nevertheless, in light of the uncertainties involved in litigation and in particular in the USA, where there is the added potential for punitive damages, our subsidiary may be required to participate in settlements or be subject to judgments in future, which may not be covered by insurance and consequently have a material impact on our financial condition, results of operations and cash flow.

Demergers
Four companies into which former Hanson businesses were demerged agreed in connection with their respective demergers to indemnify us against liabilities of the businesses transferred to those companies. We have not incurred any liability in respect of any claim that related to the above mentioned businesses; any such liability being borne by the relevant demerged company. The Energy Group plc, one of the demerged companies, was acquired by TXU Corp. in 1998. In November 2002, TXU Corp. announced that several of TXU Corp.’s UK subsidiaries had been placed under the administrative process in the UK (similar to bankruptcy proceedings in the USA), including The Energy Group. The Energy Group is, therefore, unlikely to be able to fulfil its indemnification obligations to Hanson if it were required to do so. We are, however, not aware of any claim against us or our subsidiaries that would give rise to an indemnity obligation on the part of The Energy Group.

48	Principal risks and uncertainties

Back to Contents

Corporate responsibility

Managing the environment is an integral part of our business strategy.

We recognise the need to act in a responsible manner and to demonstrate our corporate responsibility in many ways: the way in which we trade, develop new products and manage and restore our sites and in the way we treat and respect our employees, neighbours and customers. Corporate responsibility is integral to good business management.

Health and safety
We continue to consider health and safety to be a top priority and a fundamental element of being a successful business.

We are committed to achieving the highest reasonably practicable standards of health, safety and welfare for our employees, contractors, customers and visitors.

Hanson companies around the world actively engage with government agencies, trade associations and other similar bodies to promote the benefits of a safe and healthy working environment and develop best practice.

In 2006, the Board will formally endorse its approach to health and safety with a group policy statement. Our divisional Chief Executives/Managing Directors will remain responsible for establishing formal policies and procedures, for ensuring that arrangements are made for the fulfilment of those policies and for monitoring their implementation and effectiveness.

The divisional Chief Executives/ Managing Directors are supported by a network of safety professionals, who share information and best practice to ensure that lessons learnt from accident investigations are applied across the group.

To prevent injuries and other incidents from occurring we:
–	train our employees to work safely and to eliminate the causes of unsafe behaviour
–	seek to provide safe systems of work and encourage a safety culture
–	continually strive for improved safety performance
–	look to adopt best practice and to commit to industry improvement initiatives and targets.

In 2005, recognising that the improvement in group statistics was probably optimised based on traditional training and evaluating methods, we increased our focus on identifying and eliminating unsafe behaviour. This is being implemented through programmes of training and performance monitoring against targets. We believe that, working interdependently with our employees, we can change their perception and acceptance of risk. The message we have used is that no job is so important for safety to be compromised.

A key tool, supported and led by Alan Murray, Chief Executive and the director responsible for health and safety, and the divisional Chief Executives/Managing Directors, is a sustained exercise in ‘safety observations’ by managers. We believe that we will only communicate the importance of creating a safe working environment with visibility on site of senior managers and Directors.

In a safety observation, a manager observes employees working and then discusses the safety aspects of their work. In this conversation the manager:

–	seeks the employee’s comments on safety in his/her own workplace and his/her ideas on how to improve this
–	praises the employee for safe working practices which have been observed
–	ensures that any unsafe acts are discussed and action taken to prevent their reoccurrence.

Data is collected on the number, type and frequency of accidents and of the amount of time which is lost as a result of workplace accidents. We analyse this information to identify where we need to focus particular attention and to assess the effectiveness of our management of health and safety.

The progress of safety performance throughout our businesses worldwide is tracked and reported quarterly to the Board using standard measures.

49	Corporate responsibility

Back to Contents

Corporate responsibility continued

Hanson uses the following indicators to provide a consistent measure of its performance. According to best international practice the frequency measures are per 200,000 hours worked:
–	Lost time incidence rate: this is the frequency rate of injuries resulting in an employee being absent for one or more shifts.
–	Lost day incidence rate: this is the frequency rate for days lost as a result of accidents.

The overall safety statistics for the group showed continued improvement in 2005 for the sixth consecutive year since consolidated records began in 2000. There were no employee work-related fatalities and, although the incidence of lost time injuries remained the same as for 2004, the number of lost work days (shifts) per lost time incident was reduced slightly (see page 12 for data). Over the past six years, the incidence of lost time injuries has reduced by 37% and the number of lost work days per lost time incident has reduced by 55%. Regrettably, however, there was one contractor fatality during the year.

We encourage people to become safety representatives from all areas of our business. They receive training to assist them in their roles. We were delighted that Colin Evans, a safety representative from Penderyn Quarry in South Wales, received a well deserved MBE for his contribution to health and safety in the quarrying industry.

The environment
Hanson understands that its reputation for managing environmental issues carefully and managing the impact of our activities on the environment is a valuable asset. As such, it is an integral part of our business strategy.

We seek continual improvement in environmental performance and endeavour to make a positive contribution to society through our products and our land and marine management programmes.

Significant environmental issues –legislative, risk, performance, product development and opportunities – are reported quarterly to the Board.

Our environmental policy provides the framework for setting and reviewing environmental objectives and targets. It is applied as the minimum standard across our business. Where businesses identify a need for additional, more stretching requirements, they actively build upon this policy.

Our environmental management in the UK was developed through the publication, on August 30, 2005, of the Hanson UK biodiversity and geodiversity action plan. This was devised in consultation with English Nature and the Countryside Council for Wales.

Additionally, under an earlier memorandum of understanding, Hanson committed to work to improve standards of conservation management in its quarries with the aim of maintaining and enhancing its sites of special scientific interest (SSSIs). We are currently responsible for 60 such sites in the UK. Our bio and geo-diversity plans are a development of this work.

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

We encourage organised school groups to visit our sites and also hold open days for members of the community, including the families of our employees.

We have developed educational packs and other supporting material for teachers to use in conjunction with a visit to one of our quarries.

50	Corporate responsibility

Back to Contents

Criggion hard rock quarry, Shropshire, UK.

The workplace
Employees, franchise workers and contractors are all key players in delivering our business performance in a safe, efficient and socially responsible manner.

We therefore ensure that they understand their part in achieving the objectives of the business.

To ensure we have an ongoing pipeline of managers capable of taking on larger job roles, attention is given to the development of employees.

Communications, training and the development of our business management capability through basic skills/vocational training, in-house management development and leadership programmes ensures we have a committed and focused work force.

We have a quarterly employee magazine called Foundation which is available to each employee. This provides commercial and operational news; information about our local communities and our health, safety and environmental management as well as news about our employees’ achievements.

We also use a range of meetings to encourage our employees to contribute to improving our business. These include regular safety groups; works councils; employer/union work parties and Euro forum meetings are also held seeking input and comment from our UK and Continental European employees. Additional meetings are held locally and regionally to inform employees of company performance and how they can improve this.

Employee surveys have also been undertaken during the year, covering areas such as communication, safety, job clarity and satisfaction, customer service and the understanding of the Hanson guiding principles. Feedback was given to the employees and follow-up actions were agreed. It is our intention to undertake further employee surveys during 2006.

Additionally, in our aim to create a better and safer workplace, an anonymous incident reporting system, MySafeWorkplace, provides employees with a confidential, easy-to-use tool to report workplace incidents. All concerns, covering a wide range of issues that can be reported, are brought to the attention of the Head of Internal

Audit and handled with appropriate concern and attention according to Company policies.

Recruiting the right people into the organisation is an important part of development management. During 2005, the Hanson careers website was developed for e-recruitment as a further means of attracting people to work for Hanson.

Group employment policies include those which cover role and goal clarity, performance management, employee development, succession planning and recruitment. Hanson requires each of the divisions to have an Equal Opportunities Policy which complies with group expectations and local legislation. Full consideration is given to applications for employment, the continuing employment, training and career development of disabled persons.

Remuneration and terms and conditions of employment are maintained at a competitive level in the areas in which we operate. The Company operates with low levels of employee turnover. Hanson recognises the value of diversity.

Performance management based on our people having a clear understanding of their roles and goals has also been a key area of focus for the year.

Charitable donations and sponsorship
We get involved in fundraising and sponsorship and make donations and gifts in kind to the communities in which we operate.

Our products are such an essential part of our modern lives that we are often asked to support local projects by donating materials. We have a general policy of supporting community projects in this way, particularly close to our operations.

Along with many people around the world, we were shocked and dismayed by the impact of Hurricane Katrina on New Orleans where a number of our employees were affected. Hanson donated $100,000 to the Red Cross to help support those affected by the catastrophe. In addition, employees of the Company and suppliers established a relief fund for Hanson employees affected by the hurricane, with the Company matching donations made.

51	Corporate responsibility

Back to Contents

Board of Directors

1.	Mike Welton Chairman (59)#
Appointed Chairman in April 2005 having served as a Non-executive Director since January 2005. From 1995 to December 2004 he was Chief Executive of Balfour Beatty plc, which he joined in 1978. He is a chartered civil engineer, a Fellow of the Royal Academy of Engineering and a Fellow of the Institution of Civil Engineers. He is a past Chairman of both the Turkish/British Business Council and the UK government’s Railway Sector Advisory Group. He is also the Chairman of Global Solutions Ltd and in October 2005 was appointed to the advisory board of Montrose Associates.

2.	Alan Murray Chief Executive (52)# ‡
Joined Hanson PLC in 1988. He held various senior divisional financial roles and became Assistant Finance Director in 1995 and Finance Director in 1997. He was appointed Chief Executive of Hanson Building Materials America in June 1998 and Chief Executive of Hanson in April 2002. He serves on the National Stone, Sand and Gravel Association Board in the USA.

3.	Jonathan Nicholls Finance Director (48)
Joined Hanson PLC in 1996 as Group Treasurer. He was appointed to the position of Finance Director of Hanson in June 1998. He previously worked for Abbey National plc where he held several treasury and financial roles from 1985-96. He is a Non-executive Director of Man Group plc and sits on the Advisory Board of the Oxford University Centre for Business Taxation.

4.	Graham Dransfield Legal Director (54)
Joined Hanson PLC as a Solicitor in 1982 from Slaughter and May where he qualified in 1976. He became Company Secretary in 1986 and, after serving as Senior Solicitor from 1987, was appointed to Hanson’s Board in 1992.
5	Frank Blount Non-executive Director (67)† # ‡
Non-executive Director since 2000 and previously a Non-executive Director of Pioneer International Ltd. He is currently Chairman and Chief Executive of JI Ventures, Inc. and TTS Management Corporation and a Non-executive Director of Caterpillar, Inc., Entergy Corporation, Adtran, Inc. and Alcatel, SA. He has also served as Chief Executive and a Director of Telstra Corporation, Ltd from 1992-99 and as Chief Executive and Chairman of Cypress Communications, Inc. from 2000-2002. He was Group President of AT&T Corp. from 1988-91.

6.	John Brady Non-executive Director (54)† # ‡
Appointed a Non-executive Director in August 2005. He is also a Non-executive Director of Greene King plc. From 1994 until 2004 he was a Director of McKinsey & Company, which he joined in 1980.

7.	Sam Laidlaw Non-executive Director (50) # * ‡
Non-executive Director since 2003 and Chairman of the Remuneration Committee. Currently Executive Vice President of Chevron Corporation. He is Chairman of the United Kingdom Council of INSEAD and a trustee of the medical charity RAFT. He previously served as President and Chief Operating Officer of Amerada Hess Corporation and Chief Executive Officer of Enterprise Oil plc.

8.	Jim Leng Senior Non-executive Director (60)# *
Non-executive Director since June 2004 and Senior Independent Director. Currently Chairman of Corus Group PLC, he is also a Non-executive Director of Pilkington plc and Alstom SA. From 1995-2001 he was Chief Executive of Laporte plc and before that Chief Executive of Low & Bonar plc.

9.	The Baroness Noakes DBE Non-executive Director (56)† # *
Non-executive Director since 2001 and Chairman of the Audit Committee. Formerly a Partner at KPMG, she is a Non-executive Director of Imperial Chemical Industries plc, the Senior Independent Director of Carpetright Plc and SThree plc, and a Trustee of the Reuters Founders Share Company. She was formerly the Senior Non-executive Director of the Court of the Bank of England. She is a Fellow of the Institute of Chartered Accountants in England and Wales and was President of that institute in 1999-2000. She is a Director of the English National Opera.

†Remuneration Committee member
*Audit Committee member
#Nominations Committee member
‡Proposed for election/re-election at the AGM

52	Board of Directors

Back to Contents

Report of the Directors

The Directors submit their report together with the consolidated accounts of Hanson PLC and its subsidiary undertakings for the year ended December 31, 2005.

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

Results and dividends
The profit for the year was £387.6m.

An interim dividend of 5.85p per ordinary share was paid on September 16, 2005. The Directors recommend a final dividend of 14.15p per ordinary share which will, if approved at the AGM, be paid on May 5, 2006, to ordinary shareholders on the register at close of business (London time) on April 7, 2006.

Dividends of £136.2m were paid during the year.

A financial review of 2005 and prospects for the year 2006 are included within the Chairman’s statement, the Chief Executive’s overview, the Review of operations and the Financial review.

Activities
Hanson is a focused heavy building materials company with operations in North America, the UK, Australia, Asia Pacific and Continental Europe. A detailed description of the group’s industry, market and products is set out on pages 5 to 8 of the Review of operations.

Property, plant and equipment
Details of movements in Hanson’s property, plant and equipment are shown in note 13 of the Notes to the accounts.

Subsequent events
Material post balance sheet events are described in note 31 of the Notes to the accounts.

Research and development
The development and improvement of new and existing products is an essential continuing process in our companies. Expenditure that does not meet the capitalisation criteria of an intangible asset is expensed as occurred. Research costs are also expensed as occurred.

Share capital
Details of changes in share capital during the year and the number of ordinary shares reserved for issue at December 31, 2005 are shown in note 23 of the Notes to the accounts.

Details of shares purchased by the Company are shown in note 24 of the Notes to the accounts.

Substantial shareholdings
Details of substantial interests (3% or more) in Hanson’s share capital, as notified to Hanson, are shown in the Investor information section.

Annual General Meeting
The AGM will be held at 11.00am on April 26, 2006, at the Institute of Electrical Engineers, 2 Savoy Place, London WC2R 0BL.

Shareholders being sent this document will also be sent a separate notice of the AGM incorporating explanatory notes of the resolutions to be proposed at the meeting.

Directors
The names and biographical details of the Directors are given on page 52.

During the year, C D Collins retired as a Director and Chairman at the conclusion of the AGM in 2005 and M W Welton became Chairman from that time, having been appointed to the Board on January 4, 2005. S L Keswick and the Rt Hon. Lord Baker of Dorking also retired from the Board at the conclusion of the AGM.

C J Brady was appointed to the Board on August 1, 2005.

A J Murray, W F Blount and W S H Laidlaw will retire by rotation and, being eligible, offer themselves for re-election at the forthcoming AGM. C J Brady, having been appointed since the last AGM, will seek election to the Board.

Directors’ interests
Details of the Directors’ service contracts, emoluments and share interests at December 31, 2005, appear in the Remuneration report on pages 61 to 67.

Following the introduction of the Companies (Audit, Investigations and Community Enterprise) Act 2004 in April 2005, at the AGM held in 2005, shareholders passed a resolution to a change in the Articles of Association of Hanson in relation to the indemnification of Directors. The new article expanded the circumstances in which a Director can be indemnified by the Company. The terms of appointment of the Directors in office at the time of the AGM in 2005 have been changed to entitle them to benefit from the provisions contained in the new article.

53	Report of the Directors

Back to Contents

Report of the Directors continued

In addition to providing this indemnification and any other indemnification pursuant to the articles of association, charter or by-laws of Hanson’s subsidiaries, Hanson maintains directors’ and officers’ liability insurance for Directors and officers of Hanson and its subsidiaries.

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

Charitable and political donations
During the year, the group made worldwide charitable donations of £309,000 (2004 – £321,000), including £93,000 (2004 – £183,000) in the UK. As in the previous year, no political donations were made.

Policy on payment of suppliers
The holding company, Hanson PLC, has no trade creditors. The policy of Hanson companies is to agree payment terms with their suppliers and abide by those terms, subject to satisfactory performance by the supplier.

Auditors
Ernst & Young LLP are the independent auditors of Hanson and, having expressed their willingness to continue in office, a resolution proposing their re-appointment will be submitted at the AGM. The Auditors’ reports on the accounts are on pages 68, 69 and 140.

By order of the Board
Paul Tunnacliffe
Company Secretary
February 23, 2006

Registered Office
1 Grosvenor Place
London SW1X 7JH

Registered in England and Wales (No 4626078)

54	Report of the Directors

Back to Contents

Corporate governance

The Board is accountable to shareholders for good business governance and is committed to high standards of corporate governance, recognising that Hanson’s good reputation is one of the Company’s most valuable assets.

To maintain and enhance this reputation Hanson requires its officers and employees to act in accordance with the laws and customs of each country in which we do business; be honest and act ethically; operate with integrity; observe and respect the culture and traditions of each country in which we operate; and not to offer, pay or accept bribes or favours in any form whatsoever.

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

The way in which Hanson applies the principles set out in the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the “Code”) is described within this Corporate governance section and in the Remuneration report. The Board considers that Hanson has been in full compliance with the Code throughout the year under review.

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

The Board of Directors
The Board currently comprises the Chairman, the Chief Executive, two other Executive Directors and five Non-executive Directors.

There is a clear separation of the roles of the Chairman and Chief Executive. The division of responsibilities between Chairman and the Chief Executive is set out in writing and has been agreed by the Board. As Chairman, M W Welton has the responsibility for the running of the Board and for ensuring that all Directors are fully informed of matters relevant to their roles. As Chief Executive, A J Murray has responsibility for implementing the strategy agreed by the Board and for managing the group.

During the year and following his appointment as Chairman, M W Welton was appointed to the advisory board of Montrose Associates. His other commitments did not change.

All of the Non-executive Directors are, in the opinion of the Board, considered to be independent of management and free from any business or other relationships which affect their ability to exercise independent judgement. J W Leng is the Senior Independent Director.

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

The Chairman and the Company Secretary work closely together in planning the annual programme and agendas for meetings. During the year, there were six Board and strategy meetings held. The attendance records of individual Directors is set out below:

Attendance

M W Welton	6/6

A J Murray	6/6

G Dransfield	6/6

J C Nicholls	6/6

W F Blount	5/6

C J Brady	4/4

W S H Laidlaw	5/6

J W Leng	6/6

The Baroness Noakes	6/6

C D Collins (retired April 20, 2005)	1/1

The Rt Hon. Lord Baker of Dorking (retired April 20, 2005)	1/1

S L Keswick (retired April 20, 2005)	–/1

There are clearly occasions when circumstances arise which prevent Directors from attending meetings. It is the usual practice in these circumstances for the Director concerned to review the Board papers with the Chairman and convey any views.

All Directors then in office attended the AGM in 2005.

55	Corporate governance

Back to Contents

Corporate governance continued

The Board manages overall control of the Company’s affairs with reference to the schedule of matters reserved for its authorisation and approval, review and responsibility. This schedule was reviewed and updated during the year.

Matters reserved for authorisation and approval include the Company’s objectives and long-term strategy, the annual operating budget, financial statements and significant changes in accounting policy, dividend recommendations, treasury activities, major acquisitions and disposals, major capital projects or expenditure, appointment and removal of Directors and the Company Secretary, risk management policies and major changes in the group’s pension arrangements.

Matters for which the Board has responsibility include compliance with the group’s corporate responsibility policies, including environmental and health and safety and, as set out below, the group’s system of internal control.

Matters which the Board reviews include quarterly results and performance against budget, the group’s management resource planning and development, charitable donations, the Company’s corporate governance arrangements and the effectiveness of the group’s system of internal control, as set out below.

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

As part of the initial induction process for those Non-executive Directors newly appointed, documents describing the Company and its activities are provided. An element of the induction focuses on relevant corporate responsibility matters and management resource planning and development. Site visits are arranged, with all Directors provided with the opportunity and encouragement for training to ensure they are kept up-to-date on relevant new legislation and best practice and changing commercial and other risks.

In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary who is responsible for advising the Board, through the Chairman, on all governance matters.

During the year, an evaluation of the Board’s effectiveness, including the effectiveness of Committees of the Board, was undertaken by the Chairman by way of a written questionnaire to, and individual meetings with, all Directors. A report was prepared for the Board by the Chairman. The results of the evaluation showed a high level of satisfaction that the Board and its Committees were operating effectively. The Board’s focus was on identifying improvements in such areas as the process for developing strategy; the balance between strategic and operational issues at meetings; the process for reporting Committee work to the Board and inter-meeting information to the Non-executive Directors. Identified improvements will be introduced in 2006.

The Board plans to conduct evaluations on an annual basis and may use alternative approaches in future years.

As part of the evaluation process, the Chairman considered the performance, including time commitments, of each individual Non-executive Director and concluded that the performance of each continues to be effective.

Also during the year and in the absence of the Chairman, the Non-executive Directors, led by J W Leng, conducted a review of and discussed the performance of the Chairman taking into account the views of the Executive Directors. The conclusion reached, which was fed back to the Chairman by J W Leng, was that the Chairman’s performance was effective. Similarly, during the year, the Chairman met separately with the Non-executive Directors to consider the performance of the Chief Executive in the discharge of his duties. It was concluded that the performance of the Chief Executive continues to be effective.

The Non-executive Directors fulfil a key role in corporate accountability. The remits and membership of the Remuneration, the Nominations and the Audit Committees of the Board are set out below.

The terms of reference of the Committees are available on request from the Company Secretary, who acts as secretary to all of these Committees, or on Hanson’s website.

Remuneration Committee
The Remuneration Committee comprises four independent Non-executive Directors; W S H Laidlaw (Chairman), W F Blount, The Baroness Noakes and C J Brady. Its role is described in the Remuneration report.

In 2005, the annual fees for chairing the Committee and for acting as a member were £12,500 and £5,500, respectively. There has been no change to the fee arrangements for 2006.

56	Corporate governance

Back to Contents

Nominations Committee
The Nominations Committee consists of M W Welton as Chairman, A J Murray and the independent Non-executive Directors.

The Committee’s terms of reference include the review of the structure, size and composition of the Board, with recommendations to the Board on any changes, and planning for the orderly succession of Executive and Non-executive Directors.

There were no fees payable for chairing or acting as a member of the Committee in 2005. There has been no change to the fee arrangements for 2006.

During the year, on behalf of the Board, the Committee undertook a search for the appointment of a new Non-executive Director. Having considered the balance of skills and experience on the Board, a candidate profile for the search was agreed. The Committee then appointed an external search consultancy and met with candidates prior to making a recommendation to the Board, which resulted in the appointment of C J Brady as a Non-executive Director of the Company on August 1, 2005. It is anticipated that, for the appointment of further Non-executive Directors, a similar procedure will be adopted.

During the year the Committee met once formally in full, and on a number of other occasions, principally in the search for a new Non-executive Director and in order to make recommendations to the Board on membership of the Remuneration Committee.

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

Audit Committee
The Audit Committee comprises three independent Non-executive Directors; The Baroness Noakes (Chairman), W S H Laidlaw and J W Leng.

In 2005, the annual fees for chairing the Audit Committee and for acting as a member of the Committee were £20,000 and £5,500, respectively. There has been no change to the fee arrangements for 2006.

Regular attendees at Committee meetings, at the invitation of the Committee, include the Chairman, the Finance Director, the Head of Internal Audit, the Group Financial Controller, the Group Chief Accountant and representatives from the external auditors.

The Committee’s duties include:
–	review of the effectiveness of systems for internal financial control, financial reporting and risk management
–	the review and monitoring of the Company’s financial statements, accounting policies, financial and other reporting procedures
–	the review of the Company’s statement on internal control prior to endorsement by the Board
–	review of the internal audit programme
–	the establishment of whistleblowing procedures
–	recommendations on the appointment of, and an assessment of the independence and objectivity of, the auditors
–	pre-approval of audit, review and attest services and permitted non-audit services; and
–	ensuring the objectivity and independence of the auditors is maintained.

The Committee meets at least four times a year. During the year the Committee met five times, which all of the then current Committee members attended, other than on one occasion when W S H Laidlaw was unable to attend.

The Board considers that each of the members of the Committee has experience of corporate financial matters. The Baroness Noakes, who is a Chartered Accountant, is considered by the Board to have recent and relevant financial experience and is also identified as the Audit Committee financial expert for the purposes of SOX.

The Committee discharges its responsibilities through a series of Committee meetings throughout the year at which detailed reports are presented for review. The Committee commissions reports either from the external auditors, the Head of Internal Audit or Company management, after consideration of the Company’s major risks or in response to developing issues. The Committee meets privately with the external auditors and the Head of Internal Audit as appropriate. It has authority to seek any information it requires from any employee, authority to obtain outside legal or other independent professional advice on any matter within its terms of reference and to secure the attendance of outsiders with relevant experience and expertise if it considers it necessary. There were no occasions during the year when it considered the attendance of such outsiders was necessary.

57	Corporate governance

Back to Contents

Corporate governance continued

During the year, the Committee’s meetings considered or addressed, as appropriate, the following principal matters:
–	the interim and full year financial results, including monitoring their integrity, prior to consideration by the Board
–	the annual internal audit plan and its resourcing
–	the auditors’ interim and full year reports
–	the auditors’ report to management
–	compliance with the group’s code of ethics
–	the monitoring of the group’s International Financial Reporting Standards conversion exercise
–	changes to the group’s accounting policies
–	the overseeing of the group’s SOX compliance work
–	the overseeing of the whistleblowing programme
–	minutes of the Risk Committee, which monitors and reviews significant financial and non-financial risk, as well as reviewing and reporting on the effectiveness of the group’s system of internal control
–	the proposed introduction by UK government of an Operating and Financial Review, subsequently withdrawn
–	the scope and cost of the external audit
–	any non-audit work carried out by the auditors; and
–	an evaluation of the effectiveness of the auditors, which included feedback from management on the quality of the audit and the working relationship between management and the auditors, and consideration of their reappointment.

The Committee also undertook a review of its terms of reference and its own work and effectiveness, and reported back to the Board.

Having overseen the establishment of a groupwide whistleblowing programme, MySafeWorkplace, through which employees may in confidence raise concerns about possible wrongdoing in financial reporting or other matters, the Committee received reports during the year to ensure proportionate and independent investigation of such matters with appropriate follow-up action.

Additionally, to safeguard the objectivity and independence of the auditors and to ensure that the independence of the audit work undertaken by the auditors is not compromised, the Committee considered the auditors’ own assessment of independence and compliance with relevant professional and regulatory requirements. The views of management were also taken into consideration.

The Committee also has a policy for the provision of non-audit services by the auditors. The policy defines services which can be provided by the auditors and requires all non-audit services to be approved in advance by the Committee, which has delegated this task to the Head of Internal Audit. The approval process requires full disclosure of the objective and the scope of services to be performed in addition to the fee structure. The Committee reviews all approved services and level of expenditure at subsequent meetings. The auditors are permitted to perform non-audit services only if the scope of work is within the terms of the policy and there is a business benefit to the group in these services being performed by them rather then an alternative supplier.

The Committee considered that the independence and objectivity of the auditors was unimpaired and that Ernst & Young LLP were effective in conducting the audit and work on SOX compliance during the year.

Internal control
The Board recognises that it is responsible for the group’s system of internal control and for reviewing its effectiveness. The Code requires the Board to review the effectiveness of the system of internal control, including financial, operational, compliance and risk management, at least annually. In addition, Internal Control: Guidance for Directors on the Combined Code was published in September 1999, to provide guidance to Directors in respect of this requirement. Revised guidance for Directors, which comes into effect for financial years commencing on or after January 1, 2006, has been issued and the Company will take this guidance into consideration during 2006.

The Board confirms that procedures, which accord with the original guidance, have been in place for the year to December 31, 2005 and up to the date of approval of the Annual Report and Form 20-F by the Board. These procedures ensure that the Board is aware of the key risks facing the group and that the system of internal control is regularly reviewed for effectiveness and adequacy. Such a system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives. In seeking to achieve these objectives, many of which are already features of the existing processes and procedures within the Company, the Board has specifically instituted the following processes, which have been in effect throughout the reporting period and up to the date of approval of the Annual Report and Form 20-F by the Board.

Policies
–	A planning framework which incorporates a four year plan approved by the Board, with objectives for each business unit.
–	A mechanism for reporting weaknesses in internal control systems and for monitoring corrective action.

Processes
–	Appointment of experienced and professional staff, both by recruitment and promotion, of the necessary calibre to fulfil their allotted responsibilities.
–	A comprehensive system of financial reporting to the Board, based on an annual budget with monthly reports against actual results, analysis of variances, scrutiny of key performance indicators and regular re-forecasting.
–	Formal business risk reviews performed by management which evaluate the potential financial and non-financial impacts of identified risks and possible new risk areas, set control, mitigation and monitoring procedures and review actual occurrences identifying lessons to be learnt.
–	Regular treasury reports to the Board which analyse the funding requirements of each class of assets, track the generation and use of capital and the volume of liquidity, measure the group’s exposure to interest and exchange rate movements and record the level of compliance with the group’s funding objectives.

58	Corporate governance

Back to Contents

–	Well-defined procedures governing the appraisal and approval of investments, including detailed investment and divestment approval procedures incorporating appropriate levels of authority and regular post investment reviews.

Verification
–	An internal audit function within the business operations which undertakes periodic examination of business units and processes and recommends improvements in controls to management.
–	The external auditors who are engaged to express an opinion on the accounts.
–	An Audit Committee of the Board, consisting of Non-executive Directors, which considers significant control matters and receives reports on internal controls from both the internal and external auditors on a regular basis.
–	A Risk Committee of the Board, consisting of the Chief Executive, Finance Director, Legal Director and other senior executives, which monitors and reviews significant financial and non-financial risk.

Evaluation of disclosure controls and procedures
The Company has a Disclosure Committee, which includes amongst its members, the Chief Executive, the Finance Director and the Legal Director. The Committee monitors and reviews the group’s disclosure controls and procedures to ensure these are satisfactory for the purpose. The review includes the evaluation of the effectiveness as at December 31, 2005 of these disclosure controls and procedures to permit the signing of the certifications required by the Chief Executive and the Finance Director in accordance with the requirements of section 302 of the US Sarbanes-Oxley Act of 2002. Based on this evaluation, the Chief Executive and the Finance Director concluded that the disclosure controls and procedures are effective in all material respects to ensure that material information relating to the group would be made known to them by others within the group.

Management’s annual report on internal control over financial reporting
In accordance with the requirements of section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

–	Hanson’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group.
–	Hanson’s management has used the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of our internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of our internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.
–	Management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2005, and has concluded that such internal control over financial reporting is effective.
–	Ernst & Young LLP, which has audited the consolidated financial statements of the group for the year ended December 31, 2005, has also audited management’s assessment of the effectiveness of internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). See the Auditors’ report on page 69.

Changes in internal control over financial reporting
During the period management has continued to improve its control environment to respond, in particular, to changes in accounting practice (IFRS) and to reflect enhancements to information systems and procedures. There have been no changes in the group’s internal controls or in other factors during the period that have materially affected, or are reasonably likely to materially affect, the group’s internal control over financial reporting.

Internal Audit
Each major operating division has internal audit capability and these are co-ordinated centrally by the Head of Internal Audit under the guidance of the Audit Committee. The Audit Committee reviews internal audit reports and considers the overall effectiveness of the function. Priority in 2005 has once again been on financial statement risks identified through existing risk management procedures and through the assessment of internal control over financial reporting, required by SOX. The Board is once again pleased that this has resulted in Hanson being able to report fully under section 404 of SOX this year. Planning for 2006 will, however, continue to broaden the agenda and expand the scope of internal audit. A greater emphasis on operational risks, as the SOX requirements become further embedded in the organisation, will help to promote the overall effectiveness of the group’s risk management and internal controls.

59	Corporate governance

Back to Contents

Corporate governance continued

Shareholder communications
Hanson values its dialogue with both institutional and private investors and, based on publicly available information, constructive two-way communication with fund managers, institutional investors and analysts is promoted and encouraged.

The views of major shareholders are reported to the Board, with independent surveys undertaken by the Company’s brokers on specific issues of relevance to the Company.

Following his appointment as Chairman, M W Welton met with the Company’s major shareholders. Arrangements are also in place for the Senior Independent Director and other Non-executive Directors to meet with major shareholders, if they so request.

Additional forms of communication include presentations of the interim and annual results, and of the trading statements.

The Hanson website at www.hanson.biz provides access to information on the Company and its businesses. Further details of the website can be found in the Investor information section. It is not intended for the website address to be an active link or to otherwise incorporate the contents of the website into this document.

At the AGM (see page 53 for details), the Chief Executive will present a review of the results and current business activity. Shareholders are invited to ask questions on items of business put before the meeting and will have the opportunity to vote separately on each resolution. The Chairman will indicate the level of proxy votes lodged in respect of each resolution following each vote on a show of hands and details of those abstaining from voting will also be disclosed. As for the prior year, this information will also be posted on the Hanson website after the meeting. Following the meeting, the Directors will be available to meet with shareholders.

Going concern
The Directors confirm that, after meeting appropriate enquiries, they have a reasonable expectation that Hanson has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the accounts.

Directors’ responsibilities for the accounts
Company law requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the group and of the profit or loss of the group for that year. In preparing these accounts, the Directors consider that they have: selected suitable accounting policies, and applied them consistently; made judgements and estimates that are reasonable and prudent; and followed applicable international accounting standards.

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

A copy of the Annual Report and Form 20-F of the Company is placed on the Company’s website www.hanson.biz. The Directors are responsible for the maintenance and integrity of statutory and audited information on the Company’s website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

By order of the Board
Paul Tunnacliffe
Company Secretary
February 23, 2006

60	Corporate governance

Back to Contents

Remuneration report

Remuneration Committee membership and terms of reference
The Remuneration Committee (the “Committee”) is comprised exclusively of Independent Non-executive Directors and its members are: W S H Laidlaw (Chairman), W F Blount, The Baroness Noakes DBE and C J Brady. WSH Laidlaw was appointed to the Committee as Chairman on May 11, 2005, replacing The Rt Hon. Lord Baker of Dorking, and C J Brady was appointed as a member on November 16, 2005.

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

During the year under review, other than from its independent advisor, the Committee also sought the assistance of the Chairman, the Chief Executive, the Company Secretary and the Head of Corporate Human Resources on matters relating to remuneration.

There were three formal meetings held by the Committee during the year and all the then members attended each meeting, other than C J Brady, who, having been appointed to the Committee on November 16, 2005 was unable to change his commitments to attend the Committee meeting on November 22, 2005. The Committee also dealt with other matters under its terms of reference by written correspondence. The Chairman, Chief Executive and the Company Secretary were present at all the meetings of the Committee but each were respectively excluded when their own performance and remuneration were being discussed.

The Committee also undertook a review of its terms of reference and its own work and effectiveness, and reported back to the Board.

Committee members receive fees as Non-executive Directors, including a fee for acting as a Committee member as outlined in the Corporate governance section on page 56, but do not receive any pension entitlements nor any short- or long-term performance related incentives. No member of the Committee has any personal financial interest, other than as a shareholder in the Company, in the matters to be decided or for the day-to-day management of the business.

The fees payable to Non-executive Directors are determined by the Board as a whole within the limits set by the articles of association and for the year ending December 31, 2005 the basic fee was £36,000. In 2006, this will be £40,000. The Non-executive Directors do not participate in or vote on any discussion relating to their own remuneration.

The Committee has appointed Mercer Human Resource Consulting (“Mercer”) to act on behalf of the Committee in providing independent market information and remuneration advice on an ongoing basis. Mercer also provides actuarial and consulting services to the Company.

Remuneration policy
Hanson operates in competitive and international markets. To secure the long-term performance of the business it is essential that the Company implements an integrated system of remuneration which rewards sustained high performance well enough to attract and retain high-performing executives and directors. To ensure that its remuneration rates are competitive, whilst not being excessive, the Committee keeps remuneration under regular review in light of emerging best practice.

The remuneration policy is designed to provide packages, which take account of individual performance:
i)	in the knowledge of what comparable, in terms of size and complexity, UK and international companies are paying;
ii)	in the context of packages offered throughout the Hanson group; and
iii)	to include short- and long-term performance related elements, potentially a significant portion of total rewards, to motivate the highest performance and to align the interests of the Executive Directors and shareholders.

As shareholder approval for conditional awards to be made under the Company’s long-term incentive arrangements expires in 2006, the Company undertook a review in 2005 of its long-term incentive arrangements and proposals on these new arrangements will be submitted to shareholders at the forthcoming AGM. Details of the proposed new arrangements are outlined in a separate letter to shareholders.

Share incentives are considered to be an important part of the incentive policy for Executive Directors.A shareholding requirement has been introduced for the Executive Directors. For the Chief Executive this will be to hold shares to the value of two times salary and for the other Executive Directors to the value of one times salary. For any new Chief Executive or Executive Director, the expectation would be that the shareholding requirement would be achieved within five years of the individual becoming a Director. The current Chief Executive and other Executive Directors already satisfy these shareholding requirements.

61	Remuneration report

Back to Contents

Remuneration report continued

Basic salary
In setting the basic salary for each Executive Director, the Committee reviews relevant market data and considers the Director’s experience, performance and responsibilities. Basic salaries are generally reviewed on an annual basis or following a significant change in responsibilities.

Increases in basic salary of between 4-5% have been granted to the Executive Directors for the year commencing January 1, 2006.

The Committee also determines the fee for the Chairman and undertook a full review prior to the appointment of M W Welton as Chairman, whose fee as Chairman is £220,000 per annum.

Annual bonus scheme
The annual bonus scheme for the Executive Directors and other senior executives is aligned with changes in shareholder value through the economic value added methodology. The main principle of economic value added is to recognise that over time a company should generate returns in excess of its cost of capital – the return that lenders and shareholders expect of the Company each year.

The annual bonus scheme is calibrated by reference to target levels of bonus and, for the Executive Directors and other senior executives, works on a bonus banking arrangement whereby each year the improvement in the group’s overall economic value added for that year determines whether there is a bonus bank addition or deduction. Following the addition or deduction, the participant receives one-third of the accumulated bonus bank. There is neither a cap (maximum addition into the bonus bank each year) nor a floor (maximum deduction from the bonus bank each year).

The bonus bank has two main functions; firstly it ensures that individuals do not make short-term decisions such as deferring essential expenditure from one year to the next and receive a bonus for doing so; and secondly, the bonus bank can act as a retention tool.

For 2005, the target level of bonus for A J Murray was 62.5% of basic salary, for J C Nicholls 50% of basic salary and for G Dransfield 37.5% of basic salary.

Improvement in the group’s overall economic value added for the year to December 31, 2005 determined the bonus bank addition for the Executive Directors. The strong operating and profit performance in 2005 led to significant improvement in the group’s economic value added and resulted in additions to the bonus bank of 118% of basic salary for A J Murray, 95% of basic salary for J C Nicholls and 71% of basic salary for G Dransfield.The bonuses paid in respect of the year to December 31, 2005 to the Executive Directors were £511,680 for A J Murray, £276,486 for J C Nicholls and £165,994 for G Dransfield.

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

In 2005, a conditional award of shares was made to A J Murray of 150% of basic salary and to the other Executive Directors of 100% of basic salary. The conditional awards made in 2005 are subject to performance criteria and the Committee determined that 50% of the conditional award should be subject to the attainment of an economic value added target and 50% to a total shareholder return (“TSR”) target. TSR is the aggregate of share price growth and dividends paid, on the assumption that such dividends are reinvested in Hanson shares during the performance period. The Committee selected these performance measurements as it believed they correlated clearly with the creation of shareholder value.

For the conditional award made in 2005, the economic value added target requires an improvement in economic value added over a period of three years based on the results for the year to December 31, 2004. For this measurement, a linear vesting schedule applies in order that 25% of the award will vest at the minimum performance level with the maximum award vesting only on the achievement of substantial performance improvement. A similar economic value added target is in place for the awards made in 2003 and 2004. On attaining the minimum economic value added improvements of £13.4m for the 2003 award, £14.0m for the 2004 award and £14.5m for the 2005 award, 25% of the respective awards, subject to the economic value added measurement criteria, will vest. 100% of the awards subject to this measurement will vest on the attainment of economic value added improvements of £35.6m, £37.2m and £38.8m for the 2003, 2004 and 2005 awards, respectively.

62	Remuneration report

Back to Contents

For the TSR measurement in 2005 (and similarly for the awards made in 2003 and 2004), the conditional awards made will vest only if Hanson achieves a TSR over the three year performance period, from the date of the award in March 2005, which is greater than the TSR achieved by at least 50% of the members of a comparator group of international building materials companies at the date of the award (the “comparator group”) over the same period. If so, 30% of the award will vest. All of the award will vest if the Company achieves a TSR over the performance period which is greater than that achieved by 80% of the comparator group. Between these two points the award will vest in the proportion of 2.33% of the award for each 1% improvement in the Company’s ranking.

In 2003, the comparator group consisted of 21 companies, including Hanson. These included nine UK building materials companies in the FTSE 350 Index (Aggregate Industries, BPB, Hanson, Novar, Pilkington, RMC, Travis Perkins, Ultraframe and Wolseley), six European building materials companies in the Euro Top 300 Index (CRH, Dyckerhoff, Heidelberger, Holcim, Lafarge and Wienerberger), four North American businesses (Florida Rock, Martin Marietta, Texas Industries and Vulcan) and two Australian building materials companies (Boral and CSR).

Following the demerger of Rinker Group Limited from CSR in March 2003, the performance measurement of the comparator group for the 2003 award has been modified to substitute Rinker for CSR using the methodology of re-investing a notional holding of CSR shares in Rinker from April 1, 2003 onwards. In addition, the Committee removed Novar, Aggregate Industries, RMC, BPB, Heidelberger and Dyckerhoff following changes of control or takeover of these companies.

For the 2004 award, the comparator group consists of 15 companies, including Hanson. These include five UK building materials companies in the FTSE 350 Index (Hanson, Pilkington, Travis Perkins, Ultraframe and Wolseley), four European building materials companies in the Euro Top 300 Index (CRH, Holcim, Lafarge and Wienerberger), four North American businesses (Florida Rock, Martin Marietta, Texas Industries and Vulcan) and two Australian building materials companies (Boral and Rinker).

For the 2005 award, the comparator group consists of 16 companies, including Hanson. These include four UK building materials companies in the FTSE 350 Index (Hanson, Pilkington, Travis Perkins and Wolseley), five European building materials companies in the Euro Top 300 Index (Buzzi Unicem, CRH, Holcim, Lafarge and Wienerberger), four North American businesses (Florida Rock, Martin Marietta, Vulcan and Cemex) and three Australian building materials companies (Boral, Rinker and James Hardie).

There is no retesting of performance under either the economic value added measurement or the TSR measurement.

The table below shows the conditional interests in shares of Executive Directors relating to awards made under the LTIP in 2002, 2003, 2004 and 2005. For the conditional award made in 2002 to Executive Directors, none of the award subject to a TSR performance measurement criteria and 50% of the award subject to an economic value added performance measurement criteria vested following the end of the three year performance period. This resulted in a total vesting of 25% of the maximum number of shares under the conditional awards.

For the conditional award made in 2003, it is anticipated that 47% of the award subject to a TSR performance measurement and 65% of the award subject to an economic value added performance measurement criteria will vest following the end of the three year performance period. This would result in a total vesting of 56% of the maximum number of shares under the conditional awards.

		Balance at	Awarded	Lapsed	Vested	Balance at
	Date of award	Jan 1, 2005	during year	during year	during year	Dec 31, 2005

A J Murray	March 1, 2002	194,806	–	146,105	48,701	–
	March 1, 2003	278,926	–	–	–	278,926
	March 1, 2004	204,732	–	–	–	204,732
	March 1, 2005	–	181,994	–	–	181,994

G Dransfield	March 1, 2002	64,970	–	48,728	16,242	–
	March 1, 2003	103,306	–	–	–	103,306
	March 1, 2004	70,974	–	–	–	70,974
	March 1, 2005	–	63,192	–	–	63,192

J C Nicholls	March 1, 2002	79,860	–	59,896	19,964	–
	March 1, 2003	146,780	–	–	–	146,780
	March 1, 2004	102,794	–	–	–	102,794
	March 1, 2005	–	91,454	–	–	91,454

Notes
1)	The Directors elected to satisfy their liabilities to income tax and national insurance contributions, arising on the vesting of shares under LTIP, out of the share award. A J Murray retained 28,733 shares, J C Nicholls retained 11,778 shares and G Dransfield retained 9,582 shares.
2)	The figures in the table above for J C Nicholls include those of his wife, an employee, who also participates in the LTIP.
3)	A J H Dougal and S N Vivian, former Executive Directors of the Company, left on May 14, 2002 and June 30, 2003, respectively. They retained certain entitlements to the conditional shares awarded to them under the LTIP. Under the 2002 Award, which vested on March 1, 2005 as detailed above, 24,364 shares and 13,059 shares vested to A J H Dougal and S N Vivian, respectively.
4)	The relevant market prices at the time of the conditional awards in 2002, 2003, 2004 and 2005 were 461.75p, 290.4p, 439.6p and 514.3p, respectively.
5)	During the period January 1, 2006 to February 23, 2006 there was no change in the interests of Executive Directors in the LTIP.

Conditional awards under the LTIP will usually be made annually. The awards to be made in 2006 will be subject to shareholder approval of revised long-term incentive arrangements.

63	Remuneration report

Back to Contents

Remuneration report continued

Awards vesting under the LTIP are not pensionable.

Share Option Plan
Executive Directors and a selected number of senior executives from the Company’s worldwide operations participated in the Share Option Plan. Under this Plan, participants are granted options over a number of shares but the proportion of those shares under option which may be exercised is subject to the achievement of performance targets over a three year performance period set by the Committee. To the extent an option or part of an option becomes capable of being exercised at the end of the three year performance period it will ordinarily remain exercisable at any time up to 10 years from the date of grant.

The economic value added and TSR performance targets for the conditional options granted to Executive Directors in the years ending December 31, 2002, 2003, 2004 and 2005 were the same as for the awards made in 2002, 2003, 2004 and 2005 to the Executive Directors under the LTIP, as detailed above, with no retesting. Consequently, for the grant made in 2003, it is anticipated that 56% of the number of shares under option will become exercisable following the end of the three-year performance period.

The table below shows the numbers of shares under option of Executive Directors relating to conditional grants made under the Share Option Plan.

		Balance at	Granted	Lapsed	Vested	Balance at	Exercise	Range of
	Date of grant	Jan 1, 2005	during year	during year	during year	Dec 31, 2005	price (p)	exercise dates

A J Murray	March 1, 2003	232,438	–	–	–	232,438	290.4	03/06-02/13
	March 1, 2004	170,610	–	–	–	170,610	439.6	03/07-02/14
	March 1, 2005	–	155,552	–	–	155,552	514.3	03/08-02/15

G Dransfield	May 15, 2001	24,000	–	–	–	24,000	473.3	05/04-05/11
	March 1, 2002	64,970	–	48,728	16,242	16,242	461.75	03/05-02/12
	March 1, 2003	103,306	–	–	–	103,306	290.4	03/06-02/13
	March 1, 2004	70,974	–	–	–	70,974	439.6	03/07-02/14
	March 1, 2005	–	63,192	–	–	63,192	514.3	03/08-02/15

J C Nicholls	May 15, 2001	24,000	–	–	–	24,000	473.3	05/04-05/11
	March 1, 2002	69,302	–	51,977	17,325	17,325	461.75	03/05-02/12
	March 1, 2003	127,410	–	–	–	127,410	290.4	03/06-02/13
	March 1, 2004	88,718	–	–	–	88,718	439.6	03/07-02/14
	March 1, 2005	–	78,942	–	–	78,942	514.3	03/08-02/15

Notes
1)	Following the end of the three year performance period a total of 25% of the shares under the conditional options granted on March 1, 2002 became capable of being exercised.
2)	A J H Dougal and S N Vivian, former Executive Directors of the Company, left Hanson on May 14, 2002 and June 30, 2003, respectively. The option grants made to them and outstanding at the date of leaving remained subject to the performance criteria as outlined above. Following the end of the three year performance period 25% of the shares under the conditional options granted on March 1, 2002 became capable of being exercised. In respect of the grant on March 1, 2002, A J H Dougal and S N Vivian became entitled to options over 24,364 and 13,059 shares, respectively, at an exercise price of 461.75p per share. They exercised their options on November 23 and 21, 2005, respectively.
3)	During the period January 1, 2006 to February 23, 2006 there were no changes in the interests of Executive Directors in options under the Share Option Plan.

Under the Black-Scholes option valuation model, on the basis of the Company’s three year share price performance, the value of an option over a share at the date of grant in 2005 was equal to approximately 30% of the share’s current market value. On this basis, with no discount to the Black-Scholes value because of the application of performance conditions on exercise, the conditional options granted during 2005 at 100% of basic salary had a value, at the date of grant, of about 30% of basic salary. The market price at December 31, 2005 was 639p per share, which compares to the exercise prices of the conditional options granted in 2003, 2004 and 2005 at prices of 290.4p, 439.6p and 514.3p per share, respectively.

No further grants of option will be made under the Share Option Plan.

Any gains made under the Share Option Plan are not pensionable.

Executive Share Option Schemes
Options to subscribe for Hanson ordinary shares granted to Executive Directors under the Executive Share Option Schemes are shown below. No performance conditions apply to the right to exercise the options granted. No grants have been made under these schemes since 1998 and no further grants will be made under these schemes.

					Market price
		Balance at	Lapsed	Exercised	at date	Balance at	Exercise	Range of	Gain on
	Date of grant	Jan 1, 2005	during year	during year	of exercise (p)	Dec 31, 2005	price (p)	exercise dates	exercise (£)

A J Murray	December 21, 1995	72,834	–	72,834	514.5	–	356.4	12/98-12/05	115,151
G Dransfield	December 21, 1995	69,112	–	69,112	514.5	–	356.4	12/98-12/05	109,266
J C Nicholls	September 14, 1998	6,000	–	4,000	516.75	2,000	331.25	09/01-09/08	7,420
	December 21, 1995	5,846	–	5,846	514.5	–	356.4	12/98-12/05	9,243

Notes
1)	During the period January 1, 2006 to February 23, 2006 there were no changes in the interests of Directors in options under the Executive Share Option Schemes.
2)	The figures shown in the table above for J C Nicholls are those of his wife, an employee who participates in the Executive Share Option Schemes.

Any gains made under the Executive Share Option Schemes are not pensionable.

64	Remuneration report

Back to Contents

Sharesave Scheme
Many Hanson employees in the UK have built up an equity interest in the Company through the UK HM Revenue & Customs approved savings related Sharesave Scheme where options may be granted at a discount of up to 20% to the market price at the date of grant. The term of options granted could be from three to seven years and any option is conditional on a commitment by the participant to make regular savings from pay. The savings are held by an independent Sharesave provider to buy shares at the end of the option period. The exercise of options under the Sharesave Scheme can be satisfied by the issue of new shares or the transfer of existing shares.

At December 31, 2005, there were approximately 2,600 participants in the Sharesave Scheme and the number of shares under options granted to Executive Directors under the Sharesave Scheme are shown in the table below:

	Balance at Jan 1, 2005	Granted during year	Exercised during year	Market price at date of exercise(p)	Balance at Dec 31, 2005	Exercise price (p)	Range of exercise dates	Gain on exercise during the year (£)

A J Murray	2,971	–	2,971	604	–	318	12/05-05/06	8,497

G Dransfield	3,099	–	–	–	3,099	318	12/07-05/08	–
	1,993	–	–		1,993	328	06/09-11/09	–

J C Nicholls	2,263	–	2,263	469.25	–	428	12/04-05/05	933
	1,188	–	1,188	604	–	318	12/05-05/06	3,398
	–	2,398	–	–	2,398	395	06/08-11/08	–
	–	1,439	–	–	1,439	395	06/08-11/08	–

Notes
1)	Options granted under the Sharesave Scheme during the year were at an exercise price of 395p per share, being a 20% discount to the market price on March 17, 2005.

2)	The figures shown in the table above for J C Nicholls include those of his wife, an employee, who also participates in the Sharesave Scheme.

3)	During the period January 1, 2006 to February 23, 2006 there were no changes in the interests of Executive Directors in options under the Sharesave Scheme.

Any gains made under the Sharesave Scheme are not pensionable.

The range of the market quotations for Hanson shares, as derived from the London Stock Exchange Daily Official List, during the period January 1 to December 31, 2005 was 451.5p to 640p.

Gains on exercise
The total gains made by Directors on options exercised or exercised for cash under the Share Option Plan, the Executive Share Option Schemes, and the Sharesave Scheme were £253,908 (£94,063).

Performance review
The following graph shows the TSR performance of the Company and that of the FTSE 100 Index and the FTSE 350 Construction & Materials Index over the five-year period to December 31, 2005. The FTSE 100 Index was selected due to its broad range of constituents of a large capitalisation, of which Hanson is a constituent company, and the FTSE 350 Construction & Materials Index was selected as it contains the closest peer group to Hanson in terms of activity and size, and Hanson is also a constituent company of this index.

Total shareholder return (2001-2005)

65	Remuneration report

Back to Contents

Remuneration report continued

Service contracts
The Executive Directors are all employed on rolling service contracts which are terminable at any time by Hanson on giving 52 weeks’ notice or by the Director giving 26 weeks’ notice. Termination payments are limited to the Director’s normal compensation, including basic salary, annual incentives and benefits, for the unexpired portion of the notice period. Pensionable service will also accrue for the unexpired portion of the notice period. In the event that Hanson terminates a service contract without notice the unexpired portion of the notice period will count towards the calculation of entitlements under the Company’s LTIP and Share Option Plan; these awards would still remain subject to their respective performance conditions.

The Chairman and Non-executive Directors do not have service contracts with Hanson. Each is appointed at the will of the Company and the Chairman and Non-executive Director concerned under the terms of an appointment letter. The terms and conditions of employment of the Chairman and the Non-executive Directors are available on request from the Company Secretary.

External appointments
The Company acknowledges that its Executive Directors may be invited to become Non-executive Directors of other leading companies and that such Non-executive duties can broaden experience and knowledge to the benefit of Hanson. Executive Directors are limited to one such Non-executive position and the policy is that fees may be retained. J C Nicholls is a Non-executive Director of Man Group plc, in respect of which he received fees of £75,000 in 2005. No other such positions are held by any of the other Executive Directors.

Pensions
The Executive Directors are members of a defined benefit plan (the “pension plan”) which, in accordance with HM Revenue & Customs limits, provides them with a maximum pension of two-thirds of basic salary on retirement. The pension plan is contributory until such time as the Director has completed the maximum pensionable service allowed under the pension plan. Along with other members of the pension plan, for service accruing after July 1, 2004, the Executive Directors had a choice to retain the same accrual rate in the pension plan by paying an increased contribution of 7.5%, previously 5%, of pensionable salary (which does not include bonuses). The Executive Directors have a normal retirement age of 60, with the right to receive early retirement pensions to be paid from age 55 in certain circumstances.

The following table gives details for each Executive Director of:
–	the increase in the accrued pension attributable to service since December 31, 2004.
–	the increase in the accrued pension net of inflation attributable to service since December 31, 2004.
–	the annual accrued pension payable from normal retirement age, calculated as if he had left service at December 31, 2005.
–	the transfer value of the increase of the accrued pension net of inflation and the Director’s contributions calculated in accordance with actuarial guidance note GN11.

–	the transfer value of the accrued pension at December 31, 2004, calculated in accordance with actuarial guidance note GN11.

–	the transfer value of the accrued pension at December 31, 2005, calculated in accordance with actuarial guidance note GN11.

–	the change in the transfer value over the year net of the Director’s contributions. It includes the effect of fluctuations in the transfer value due to factors beyond the control of Hanson and the Directors, such as market movements. A large part of the increase in the transfer value over the year has been as a result of a lower discount rate applied to the pension plan’s liabilities.

These amounts exclude any benefits attributable to additional voluntary contributions.

	Gross increase in accrued pension	Increase in accrued pension net of inflation	Accrued pension at Dec 31, 2005	Transfer value of net increase in accrued pension earned in year	Transfer value as at Dec 31, 2004	Transfer value as at Dec 31, 2005	Change in transfer value	FURBS contribution (see note 1 below)

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

A J Murray	32	16	369	232	6,617	8,105	1,441	–

G Dransfield (note 2)	7	(2)	217	(39)	4,214	4,887	673	–

J C Nicholls	4	2	33	33	511	681	165	150

Notes
1)	Executive Directors and employees who joined the pension plan after May 1989 are subject to the earnings cap (currently £105,600) on HM Revenue & Customs approved pension plans. It is Hanson’s current policy to provide executives with appropriate benefits outside the pension plan in relation to that part of their salary which exceeds the cap. The contributions made during the year were subject to income tax as a benefit in kind and the Executive Director concerned (J C Nicholls) was liable to settle the tax liability himself.

2)	G Dransfield has completed the maximum pensionable service allowed under the pension plan and did not accrue any further pension over the year.

3)	In anticipation of the implementation of the UK government’s proposed simplification of the taxation of pensions, the Committee has reviewed the impact of the proposals on all employees, including the Executive Directors. The approach to be adopted, following recommendations from the independent advisor to the Committee, is for solutions which are essentially cost neutral to the Company with no compensation for changes in tax legislation. All affected individuals have been given the opportunity to receive independent financial advice at the Company’s cost.

66	Remuneration report

Back to Contents

Directors’ remuneration
Remuneration of each Director, excluding pensions, during the year ending December 31, 2005:

						2005	2004

			Benefits (see	2005	2004	LTIP vested
			note 1			(see note 2
	Salary/fees	Annual bonus	below)	Total	Total	below)	LTIP vested

	£’000	£’000	£’000	£’000	£’000	£’000	£’000

M W Welton (note 3)	164	–	–	164	–	–	–

A J Murray	624	512	47	1,183	1,028	249	273

G Dransfield	325	166	19	510	459	83	97

J C Nicholls	406	276	81	763	682	88	97

W F Blount	42	–	–	42	40	–	–

C J Brady (note 4)	16	–	–	16	–	–	–

W S H Laidlaw	49	–	–	49	40	–	–

J W Leng	49	–	–	49	23	–	–

The Baroness Noakes DBE	62	–	–	62	52	–	–

C D Collins (notes 5 and 6)	62	–	5	67	194	–	–

The Rt Hon. Lord Baker of Dorking CH (note 5)	15	–	–	15	47	–	–

S L Keswick (note 5)	15	–	–	15	47	–	–

Total	1,829	954	152	2,935	2,612	420	467

Notes
1)	Benefits include the provision of a company car (or cash allowance), health insurance, life cover and cash in lieu of pension allowance (for J C Nicholls). For A J Murray, with extensive US business commitments and in accordance with the Company’s policy of tax equalisation for executives posted overseas, this also includes partial reimbursement of the tax paid by Mr Murray to the Internal Revenue Service of the United States as a consequence of his membership of the UK pension plan.
2)	The value of shares vesting under the LTIP in 2005 is based on the share price on the day of vesting, March 1, 2005, of 510.625p.
3)	M W Welton was appointed to the Board on January 4, 2005 and as Chairman on April 21, 2005.
4)	C J Brady was appointed to the Board on August 1, 2005.
5)	C D Collins, the Rt Hon. Lord Baker of Dorking and S L Keswick retired from the Board on April 20, 2005.
6)	Following his retirement as Chairman, C D Collins was permitted to retain his company car. The deemed value of the car was £23,250.
7)	There were no termination payments made during the year.

Other than as shown under the LTIP and Share Option Plan on pages 63 and 64, no remuneration or other benefit was paid to former Directors during the year to December 31, 2005.

Directors’ interests in ordinary shares
The interests of the Directors, who held office at December 31, 2005, in Hanson shares on January 1, 2005 (or date of appointment, if later) and December 31, 2005 (excluding options granted under the Share Option Plan, the Executive Share Option Schemes and the Sharesave Scheme, details of which are shown on pages 64 to 65) are as set out below.

	Ordinary shares	Ordinary shares	Conditional interest under LTIP	Conditional interest under LTIP

	Dec 31, 2005	Jan 1, 2005*	Dec 31, 2005	Jan 1, 2005

M W Welton	5,000	–	–	–

A J Murray	270,756	239,052	665,652	678,464

G Dransfield	144,549	134,968	237,472	239,250

J C Nicholls	92,058	78,017	341,028	329,434

W F Blount	1,000	1,000	–	–

C J Brady	–	–	–	–

W S H Laidlaw	20,000	20,000	–	–

J W Leng	10,000	10,000	–	–

The Baroness Noakes DBE	7,600	7,600	–	–

*Or date of appointment if later

There are no non-beneficial interests included in the table above.

The Company is not aware of any changes in these interests since December 31, 2005 and no Director had any other notifiable interest in the securities of Hanson or any subsidiary undertaking during the year. The Register of Directors’ Interests (which is open to inspection at the Company’s registered office) contains full details of Directors’ share and share option interests.

The cumulative shareholdings of the Directors represent less than 1% of the Company’s outstanding shares.

Auditable information
The information in the Remuneration report subject to audit is limited to that in the tables and related notes included in the sections on Directors’ remuneration, LTIP, share options and pensions.

By order of the Board
Paul Tunnacliffe
Company Secretary
February 23, 2006

67	Remuneration report

Back to Contents

Auditors’ reports

Independent auditors’ report to the shareholders of Hanson PLC
We have audited the group financial statements of Hanson PLC for the year ended December 31, 2005 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 33. These group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Hanson PLC for the year ended December 31, 2005 and on the information in the Directors’ Remuneration report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Report and the group financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union as set out in the statement of Directors’ responsibilities for the accounts.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors’ report is not consistent with the group financial statements, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Director’s remuneration and other transactions is not disclosed.

We review whether the Corporate governance statement reflects the Company’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and Form 20-F consider whether it is consistent with the audited group financial statements. The other information comprises only the Directors’ report, the Chairman’s statement, the Review of operations, Financial review and the Corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion
In our opinion, the group financial statements:
–	give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group’s affairs as at December 31, 2005 and of its profit for the year then ended; and
–	have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Ernst & Young LLP, Registered auditor, London, February 23, 2006

Report of independent registered public accounting firm
To the Board of Directors and shareholders of Hanson PLC
We have audited the accompanying consolidated balance sheets of Hanson PLC as of December 31, 2005 and 2004, and the related consolidated income statements, consolidated cash flow statements and consolidated statements of recognised income and expense for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing (UK and Ireland) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanson PLC at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in accordance with International Financial Reporting Standards as adopted by the European Union which differ in certain respects from accounting principles generally accepted in the United States of America (see note 33 of the Notes to the accounts).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hanson PLC’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated February 23, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP, London, England, February 23, 2006

68	Auditors’ report

Back to Contents

Report of independent registered public accounting firm
To the Board of Directors and shareholders of Hanson PLC
We have audited management’s assessment, included in the accompanying Management’s Annual report on internal control over financial reporting on page 59, that Hanson PLC maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the COSO criteria). Hanson PLC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Hanson PLC maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hanson PLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with International Standards on Auditing (UK and Ireland) and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hanson PLC as of December 31, 2005 and 2004, and the related consolidated income statements, consolidated cash flow statements and consolidated statements of recognised income and expense for each of the two years in the period ended December 31, 2005 and our report dated February 23, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP, London, England, February 23, 2006

69	Auditors’ report

Back to Contents

Consolidated income statement
for the 12 months ended December 31, 2005

		2005		2004

	Notes	£m		£m

Continuing operations:
Group turnover*	2a	3,715.7		3,383.0

Costs and overheads	3	(3,267.4)		(2,982.8)

Group operating profit before impairments*	2b	448.3		400.2

Share of joint-ventures’ and associates’ profit after tax	2c	40.5		23.2

Operating profit before impairments	2b	488.8		423.4

Operating impairments	2b and 6	(4.0)		(29.3)

Operating profit	2b	484.8		394.1

Finance costs	7	(224.7)		(198.0)

Finance income	7	169.2		151.2

Net finance costs		(55.5)		(46.8)

Profit before taxation		429.3		347.3

Taxation on continuing operations before impairments	8	(28.8)		(33.4)

Taxation on impairments	8	(5.6)		6.3

Taxation on continuing operations		(34.4)		(27.1)

Profit after taxation – continuing operations		394.9		320.2

Discontinued operations:
Current year profit/(loss) after tax of discontinued operations	9a	2.8		(16.4)

Profit on disposals in the current year, after tax	9b	2.3		10.4

Loss on disposals in prior years, after tax	9c	(12.4)		(50.0)

Loss after taxation – discontinued operations		(7.3)		(56.0)

Profit for the year		387.6		264.2

Profit for the year attributable to:
Equity holders of the Company		387.3		264.3

Minority interests		0.3		(0.1)

		387.6		264.2

Dividends
Paid in the year (£m)	10	136.2		127.3

Paid in the year (pence per share)	10	18.65	p	17.30	p

Earnings per ordinary share (pence)
Basic	11	53.2	p	36.0	p

Basic – continuing operations	11	54.2	p	43.6	p

Diluted	11	52.6	p	35.6	p

Diluted – continuing operations	11	53.6	p	43.2	p

*The use of the word ‘Group’ reflects that the results of joint-ventures and associates that are accounted for under the equity method are excluded

70	Consolidated income statement

Back to Contents

Consolidated balance sheet
at December 31, 2005

		2005	2004

	Notes	£m	£m

Assets
Non-current assets
Intangible assets	12	974.2	724.6

Property, plant and equipment	13	2,735.4	2,438.6

Investments	14	302.3	311.9

Receivables	17	182.2	159.1

Pension plan surpluses	28	26.9	27.6

Deferred tax assets	22	0.7	1.9

		4,221.7	3,663.7

Current assets
Inventories	15	382.4	295.8

Trade and other receivables	17	774.8	788.0

Tax receivable	22	6.3	6.2

Cash and cash equivalents	18	1,083.0	1,394.3

		2,246.5	2,484.3

Assets held for sale	16	8.5	12.6

Total assets		6,476.7	6,160.6

Liabilities
Non-current liabilities
Payables	19	(84.0)	(31.9)

Borrowings	20	(1,161.6)	(1,058.3)

Provisions	21	(448.0)	(442.1)

Pension and post-retirement plan deficits	28	(151.0)	(156.5)

Tax payable	22	(101.4)	(94.9)

Deferred tax liabilities	22	(256.8)	(240.0)

		(2,202.8)	(2,023.7)

Current liabilities
Trade and other payables	19	(578.5)	(561.9)

Borrowings	20	(911.0)	(1,031.2)

Provisions	21	(104.3)	(99.7)

Tax payable	22	(7.8)	(33.1)

		(1,601.6)	(1,725.9)

Total liabilities		(3,804.4)	(3,749.6)

Net assets		2,672.3	2,411.0

Equity
Called-up share capital	23	73.7	73.7

Own shares	24	(73.3)	(30.1)

Cash flow hedge reserve	24	(3.0)	–

Cumulative translation reserve	24	44.7	(12.1)

Retained earnings	24	1,655.5	1,405.0

Other reserves	24	972.4	972.4

Attributable to equity holders of the Company		2,670.0	2,408.9

Minority interests	24	2.3	2.1

Total equity		2,672.3	2,411.0

Approved by the Board of Directors on February 23, 2006

Alan Murray Chief Executive
Jonathan Nicholls Finance Director

71	Consolidated balance sheet

Back to Contents

Consolidated cash flow statement
for the 12 months ended December 31, 2005

			2005	2004

	Notes		£m	£m

Cash inflow from operating activities
Group operating profit before impairments – continuing operations			448.3	400.2

Group operating profit before impairments – discontinued operations	9	a	1.0	4.0

			449.3	404.2

Amortisation of intangible assets	12		3.0	2.5

Depreciation and depletion	13		194.6	191.4

Provisions charged			9.5	6.9

Provisions utilisation			(43.8)	(26.1)

Movements in pensions and post-retirement benefits			(20.0)	(16.3)

Profit on sale of property, plant and equipment and assets held for sale			(15.0)	(6.3)

Increase in inventories			(42.3)	(16.5)

Net change in receivables and payables			20.1	15.8

Dividends received from joint-ventures and associates			27.9	19.9

Other			8.9	3.5

Net cash inflow from operating activities before interest and tax			592.2	579.0

Interest received			57.3	66.0

Interest paid*			(124.2)	(119.2)

Taxation paid			(54.1)	(18.3)

			471.2	507.5

Cash flow from investing activities
Purchase of property, plant and equipment and other intangible assets			(191.8)	(198.6)

Sale of property, plant and equipment and assets held for sale			29.0	18.5

Purchase of investments#			(1.4)	(16.2)

Disposal of investments†			36.3	18.4

Acquisitions of operations	25		(342.9)	(88.4)

Disposal of operations			14.0	59.4

Cash and cash equivalents in operations acquired or disposed of			(1.2)	1.0

			(458.0)	(205.9)

Cash flow from financing activities
Dividends paid to shareholders	10		(136.2)	(127.3)

Purchase of own shares held in treasury			(45.1)	(26.1)

Purchase of shares by ESOP trust	24		(6.0)	–

Decrease in borrowings (including finance lease payments of £0.7m (£1.0m))			(439.3)	(445.3)

Increase in borrowings			249.1	206.6

			(377.5)	(392.1)

Net cash outflow after financing			(364.3)	(90.5)

Exchange movements			37.4	(9.0)

Cash and cash equivalents at beginning of year			1,389.0	1,488.5

Cash and cash equivalents at end of year	18		1,062.1	1,389.0

*Interest paid includes £2.6m (£nil) in respect of premium paid on the redemption of borrowings and £0.2m (£0.6m) in respect of the interest element of finance lease rental payments
#Purchase of investments includes £1.4m (£16.9m) in respect of increases in loans to joint-ventures and associates
†Disposals of investments includes £5.3m (£13.4m) in respect of decreases in loans to joint-ventures and associates

A reconciliation of net cash outflow after financing to net debt is included in note 20

72	Consolidated balance sheet

Back to Contents

Consolidated statement of recognised income and expense
for the 12 months ended December 31, 2005

		2005	2004

	Notes	£m	£m

Net gains on cash flow hedges		4.0	–

Exchange movements		57.0	(12.2)

Transfer of cumulative foreign exchange on disposals to the income statement		(0.1)	0.3

Net actuarial losses in respect of pensions and other post-retirement benefits	28	(8.0)	(25.7)

Tax on items taken directly to equity	8	11.8	4.9

Net income/(expense) recognised directly in equity		64.7	(32.7)

Profit for the year		387.6	264.2

Recognised income and expense		452.3	231.5

Restatement for the effects of adopting IAS 39	32	(11.6)	–

Total recognised income and expense		440.7	231.5

Attributable to:
Equity holders of the Company		440.1	231.8

Minority interest		0.6	(0.3)

		440.7	231.5

73	Consolidated statement of recognised income and expense

Back to Contents

Notes to the accounts for the 12 months ended December 31, 2005

1	Accounting policies

Basis of preparation
 From January 1, 2005, as required by the European Union’s IAS Regulation, the group has prepared its Annual Report and Form 20-F in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

Since this is the first year in which the group has prepared financial statements under IFRS, the comparatives have been restated from accounting principles generally accepted in the UK (UK GAAP) to comply with IFRS. The reconciliation to IFRS from the previously published UK GAAP financial information is provided in note 32.

IFRS differs in certain respects from US generally accepted accounting principles, a reconciliation to which is included in note 33 of the accounts. A summary of the group's key accounting policies is set out below.

The financial statements have been prepared using the historical cost convention except where the measurements of balances at fair value is required as explained below.

Basis of consolidation
The accounting reference date of the Company is December 31. The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries together with the group’s share of the results of joint-ventures and associates using the equity method of accounting. Within the income statement, the group’s share of results of joint-ventures and associates is stated after interest and taxation.

Use of estimates
The preparation of financial statements requires management to make estimates and assumptions. These affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are set out in the Financial review.

Turnover
Turnover is recognised by the group when the risks and rewards associated with the transaction have been transferred to the purchaser which is demonstrated when all the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered or services have been rendered, there is no future performance required and amounts are collectable under normal payment terms. Turnover represents the net amounts charged or chargeable in respect of services rendered and goods supplied, excluding inter company sales, value added tax and other sales taxes. Turnover is recognised net of any discounts given to the customer. Turnover on long-term construction contracts is recognised as the value of measured works, claims and variations on contracts in the year, based on the stage of completion. Claims and variations are only recognised where they have been agreed with the customer. Where it is foreseen that a loss will arise to the group on a long-term contract, full provision is made for that loss during the year.

Research and development
Expenditure on development and improvement of new and existing products that do not meet the recognition criteria of an intangible asset are expensed as incurred. Research costs are expensed as incurred.

Advertising costs
Expenditure on advertising is expensed in full in the period in which it is incurred.

Share-based payments
The cost of equity-settled transactions with employees, for awards granted after November 7, 2002, is measured at fair value on the date of grant and is recognised as an expense over the vesting period. Fair value is determined by an external valuer using an appropriate pricing model. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions).

For awards evaluated on non-market conditions or no performance criteria, an expense is ultimately only recognised for awards which vest. Where an award is dependent upon a market condition, the cost of the award is recognised irrespective of whether the award vests unless the employee leaves during the vesting period. At each balance sheet date before vesting, the cumulative expense is calculated representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous balance sheet date is recognised in the income statement, with a corresponding entry in equity.

The cost of cash-settled transactions is measured at fair value using a binomial model. During the vesting period a liability is recognised based on the portion of the vesting period expired at the balance sheet date. From the end of the vesting period until settlement, the liability represents the full fair value of the award as at the balance sheet date.

The own shares reserve includes shares purchased by the Company’s ESOP Trust to satisfy awards. These are recognised as a deduction to equity.

Dividends
Dividends attributable to the equity holders of the Company declared during the year are recognised directly in equity. Interim dividends are recognised when paid.

Foreign currencies
Average rates of exchange ruling during the year have been used to translate the transactions in foreign currencies, and the income statements of overseas subsidiaries, joint-ventures and associates from their functional currency.

Monetary assets and liabilities denominated in foreign currencies are retranslated from their functional currency at balance sheet exchange rates. The balance sheets of overseas subsidiaries, joint-ventures and associates are translated at rates ruling at the balance sheet date from their functional currency. Differences on translation arising from changes in the sterling value of overseas net assets, related foreign currency loans, foreign exchange contracts and currency swaps at the beginning of the accounting year, or at the date of any later capital currency conversions, together with the differences between income statements translated at average rates and at balance sheet rates, are shown as a movement on reserves and in the statement of recognised income and expense. Other exchange rate differences are dealt with in the income statement for the year.

Business combinations
The results of companies and businesses acquired are dealt with in the consolidated accounts from the date of acquisition. Upon the acquisition of a business, the fair values that reflect their condition at the date of acquisition are attributed to the identifiable assets (including separately identifiable intangible assets) acquired and liabilities and contingent liabilities assumed. Adjustments are also made to bring the accounting policies of businesses acquired into alignment with those of the group. Where the consideration paid for a business exceeds the fair value of net assets acquired and liabilities and contingent liabilities assumed, the difference is treated as goodwill.

74	Notes to the accounts

Back to Contents

1	Accounting policies continued

Intangible assets
Goodwill arising on acquisitions completed prior to January 1, 1998 was written off directly to reserves. From January 1, 1998 to December 31, 2003, all acquired goodwill was capitalised and amortised over a period not exceeding 20 years. On January 1, 2004, the date of transition to IFRS, goodwill relating to acquisitions was maintained at its net book value. From January 1, 2004 onwards, goodwill is capitalised.

Intangible assets other than goodwill, which are capable of being recognised separately and measured reliably on acquisition of a business, are capitalised at fair value on acquisition. Expenditure on computer software which is deemed not to be integral to the computer hardware is capitalised at cost. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with a finite life are amortised on a straight line basis over their useful lives. Intangible assets with an indefinite life are not amortised but reviewed annually for impairment.

Property, plant and equipment (including mineral reserves)
Property, plant and equipment is shown at cost less depreciation, depletion and any impairments. The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use or its deemed cost on transition to IFRS. Costs to develop new commercial aggregates deposits and for major development programmes at existing sites are capitalised and amortised over the life of the quarry. Repair and maintenance costs are charged to costs and overheads as incurred. No depreciation is provided on freehold land except for mineral reserves which are depleted on the basis of tonnage extracted. Depreciation of other property, plant and equipment is calculated to write off their cost over their expected useful lives allowing for estimated residual value. The majority of property, plant and equipment is written off on a straight line basis over the following periods:
Plant and equipment	2-30 years
Land, buildings and natural resources	up to 50 years

Finance costs relating to the purchase of property, plant and equipment are not capitalised but are expensed as incurred. Exchanges of assets are measured at fair value of the asset given up unless the exchange transaction lacks commercial substance.

Assets held under leases
Assets held under finance leases are included within property, plant and equipment at the capitalised value of the future minimum lease payments and are depreciated over the shorter of their lease period and their useful life. The capital element of the future payments is treated as a liability and the interest element is charged to the income statement so as to reflect a constant annual rate of interest on the remaining balance of the outstanding obligation. Rentals paid on operating leases are charged to the income statement on a straight line basis over the shorter of the lease period and the useful life of the leased asset.

Asset retirement obligations
A provision is recognised for the fair value of asset retirement costs in the period in which the obligation arises. An asset representing the future cost of dismantling facilities, where the group has a legal or constructive obligation, is recorded and depreciated over its useful life. Other reclamation costs associated with the restoration of sites, following the extraction of aggregates and clay, are expensed as incurred.

Asset impairment
Intangible assets and property, plant and equipment are reviewed, at least annually, to ensure that assets are not carried above their recoverable amounts. Where some indication of impairment exists, detailed calculations are made of the discounted cash flows resulting from continued use of the assets (value in use) or from their disposal (fair value less costs to sell). Where these values are less than the carrying amount of the assets, an impairment loss is charged to the income statement.

Investments in joint-ventures and associates
The group’s investments in its joint-ventures and associates are accounted for under the equity method of accounting.

Under the equity method, the investment in the joint-venture or associate is carried in the balance sheet at cost plus post-acquisition changes in the group’s share of net assets of the joint-venture or associate. Goodwill relating to a joint-venture or associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the group determines whether it is necessary to recognise any additional impairment loss with respect to the group’s net investment in the joint-venture or associate. The income statement amount reflects the share of the results after interest and tax of operations of the joint-ventures and associates. Where there has been a change recognised directly in the equity of the joint-venture or associate, the group recognises its share of any changes and discloses this in the reconciliation of changes in total equity, and where appropriate, in the consolidated statement of recognised income and expense.

The joint-ventures’ and associates’ accounting policies conform to those used by the group for like transactions and events in similar circumstances.

Inventories and receivables
Inventories are stated at the lower of cost and net realisable value, on a first in first out basis. Cost includes raw materials, direct labour and expenses, and an appropriate proportion of production and other overheads. Full provision is made against slow moving inventories based on historical experience and current market conditions. Receivables are stated after deducting a provision for doubtful debts.

Government grants
Grants received from governments for the acquisition of assets are recognised only when there is reasonable assurance that the grant will be received and any conditions attached to them have been fulfilled. The grant is held on the balance sheet within accrued income and released to the income statement over the periods necessary to match the related depreciation charges or other expenses of the asset as they are incurred.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and other similar institutions, which are readily convertible into known cash amounts and which are subject to insignificant risk of changes in value and have a maturity of three months or less at the date of inception. For the purposes of the cash flow statement, cash and cash equivalents consists of cash and cash equivalents as defined above, net of bank overdrafts.

Derivatives, financial instruments, interest bearing loans and borrowings
The group has taken advantage of the exemption not to restate comparatives for IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” but to apply these standards from January 1, 2005. As a result, the Financial instruments (current year) and Interest bearing loans and borrowings (current year) policies presented below apply with effect from January 1, 2005 and the Financial instruments (prior year) and Interest bearing loans and borrowings (prior year) policies applied from January 1, 2004 to December 31, 2004.

Derivative financial instruments (current year)
Derivative financial instruments are used to manage the financial risks arising from the business activities of the group and the financing of those activities. Derivative financial instruments are not held for trading purposes.

Derivative financial instruments are used for managing financial risks as follows:
–	Forward exchange contracts are used as balance sheet hedging instruments to hedge foreign currency net assets held overseas.

–	Interest rate swaps are used to hedge the group’s exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued on an effective interest basis.

75	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

1	Accounting policies continued

The group applies IAS 39, under which hedge accounting is allowed when certain criteria are met. Under IAS 39, derivative financial instruments are always measured at fair value, with hedge accounting employed in respect of those derivatives fulfilling the stringent requirements for hedge accounting as prescribed under IAS 39. In summary, these criteria relate to initial designation and documentation of the hedge relationship, prospective testing of the relationship to demonstrate the expectation that the hedge will be highly effective throughout its life, and subsequent retrospective testing of the hedge to verify effectiveness. The accounting treatment for the group’s hedge relationships are described by class below. Hedge effectiveness is reviewed regularly. If a hedge becomes ineffective, hedge accounting ceases to apply and subsequent changes in fair values of the derivative are recognised in the income statement.

Fair value hedges
The group uses interest rate swaps to hedge the group’s exposure to changes in the fair value of fixed rate debt as a result of interest rate movements. The interest on such swaps is accrued on an effective interest basis. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged. For effective hedges, changes in the fair values of both the hedge and the portion of the hedged item covered by the hedge are recognised in the income statement. If a hedge becomes ineffective, the hedged item ceases to be remeasured with subsequent changes in fair value. Instead, the portion of its carrying value relating to previous changes in fair value is amortised over its remaining life.

Cash flow hedges
The group uses interest rate swaps to hedge its exposure to floating rate debt and uses foreign exchange forwards as cash flow hedges to manage its exposure to currency fluctuations on its future cash flows. For effective cash flow hedges changes in the fair value of the hedge are recognised in equity, where they are recycled through the profit and loss in the same period during which the hedged item impacts the income statement. For hedges that become ineffective the amount previously recognised in equity is recycled to the income statement. Where the underlying hedged item is no longer expected to occur, this recycling is effected immediately. If the underlying hedged item is still expected to occur then the recycling from equity happens when the forecast transaction occurs.

Net investment hedges
Currency borrowings and forward exchange contracts are used as balance sheet hedging instruments to hedge foreign currency net assets held overseas. Regarding forward exchange contracts, the initial valuation of the forward element of the contract and any subsequent movement in its valuation is recognised directly in the income statement. The spot element forms the net investment hedge relationship, and any movement in its valuation, so long as the relationship is effective, is recognised in equity. If the hedge becomes ineffective, movements in the valuation of the spot element are recognised directly in the income statement. On disposal of a foreign currency investment, the cumulative gains and losses are recycled from equity to the extent that they related to hedges of the investment being disposed of.

Derivative financial instruments (prior year)
The group considers its derivative financial instruments to be hedges when certain criteria are met. The group’s criteria for an instrument to qualify for hedge accounting are that the instrument must be related to an asset, liability or forecast cash flow, it must involve the same currency as the hedged item and it must offset the effect of movements in foreign exchange and/or interest rates on the relevant asset, liability, cash flow or reported results of the group.
Derivative financial instruments are accounted for using hedge accounting as follows:
–	Forward exchange contracts are used as balance sheet hedging instruments to hedge foreign currency net investments. The difference between the spot and forward rate for these contracts is recognised as part of the net interest payable over the period of the contract. The spot rate of foreign currency hedges is revalued to the rate of exchange at the balance sheet date and aggregate unrealised gains or losses arising on revaluation are included in other debtors/other creditors. Both realised and unrealised gains and losses on these contracts are taken to reserves to the extent that those contracts relate to foreign currency investments.

–	Interest rate swaps are used to hedge the group’s exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity.

Interest bearing loans and borrowings (current year)
All loans and borrowings are initially recognised at fair value less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses arising on the repurchase, settlement or otherwise cancellation of liabilities are recognised respectively in finance income and finance costs. The fair value measurement of fixed rate loans forming part of fair value hedges is discussed below under the derivatives and financial instruments policy.

Interest bearing loans and borrowings (prior year)
All loans and borrowings are initially stated at the amount of the net proceeds. Interest is charged to the profit and loss at the coupon rate, whilst discounts and fees are amortised on a straight line basis over the term of the debt. Accrued interest costs are included in accruals to the extent that they will be paid in the next accounting period. Gains and losses arising on the repurchase, settlement or otherwise cancellation of liabilities are recognised in the period in which the repurchase or early settlement is made.

Provisions
Provisions for non-current obligations are discounted using a pre-tax rate that reflects current market assessments. The unwinding of the discount on provisions is included within finance costs along with the effect on the provision of changes in the discount rate.

Provisions are classified as current when they are expected to be settled within 12 months of the balance sheet date.

Pensions and other post-retirement benefits
The group’s current and past service cost for defined benefit schemes is charged to operating profit. Interest on the defined benefit schemes’ obligations and the expected return on the schemes’ assets are recognised in net finance costs. Actuarial gains and losses are recognised directly in equity through the statement of recognised income and expense so that the group’s balance sheet reflects the fair value of the schemes’ surpluses or deficits as at the balance sheet date.

Contributions to defined contribution schemes are charged to operating profit as they become payable. Multi-employer schemes are accounted for as defined contribution schemes, where the group is unable to obtain adequate information regarding its share of the schemes’ assets and liabilities to account for these as defined benefit schemes.

The group has elected to adopt the IASB’s amendment to IAS 19 “Employee benefits” to permit the recognition of actuarial gains and losses directly in equity rather than apply the 10% corridor method. The group has applied this methodology from the date of transition to IFRS.

Deferred taxation
Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying value except to the extent that the temporary difference arises from:
–	the initial recognition of goodwill;

–	the initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting nor taxable profit or loss;

–	temporary differences in respect of the unremitted earnings of subsidiaries, joint-ventures and associates where the parent is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

76	Notes to the accounts

Back to Contents

1	Accounting policies continued

A deferred tax asset is recognised for all deductible temporary differences, carry-forward of unused tax losses and unused tax credits to the extent it is probable that future taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised. Tax assets and liabilities are offset, if a legally enforceable right exists to set off the tax assets against the tax liabilities and the taxes relate to the same taxable entity and the same taxation authority.

Deferred tax assets and liabilities are measured, on an undiscounted basis, at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The carrying amount of a deferred tax asset is reviewed at each balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Treasury shares
Own equity instruments which are reacquired (treasury shares) are deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

New IFRS standards and interpretations not applied
During 2005, the IASB and IFRIC issued additional standards and interpretations which are effective for periods starting after the date of these financial statements. The following standards and interpretations have yet to be adopted by the group:

International Financial Reporting Standards (IFRS/IAS)		Effective date

IFRS 1	Amendment relating to IFRS 6	January 1, 2006

IFRS 4	Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts	January 1, 2006

IFRS 6	Exploration for and Evaluation of Mineral Assets	January 1, 2006

IFRS 6	Amendment relating to IFRS 6	January 1, 2006

IFRS 7	Financial Instruments: Disclosures	January 1, 2007

IAS 1	Amendment to IAS 1 – Presentation of Financial Statements: Capital Disclosures	January 1, 2007

IAS 39	Fair Value Option	January 1, 2006

IAS 39	Amendments to IAS 39 – Transition and Initial Recognition of Financial Assets and Financial Liabilities (Day 1 profits)	January 1, 2006

IAS 39	Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts	January 1, 2006

International Financial Reporting Interpretations Committee (IFRIC)

IFRIC 4	Determining Whether An Arrangement Contains a Lease	January 1, 2006

IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	January 1, 2006

IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	March 1, 2006

IFRIC 8	Scope of IFRS 2	May 1, 2006

The group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption. Upon adoption of IFRS 7, the group will be required to disclose additional information about its financial instruments, their significance and the nature and extent of the risks to which they give rise, together with greater detail as to the fair value of its financial instruments and its risk exposure. There will be no effect on reported income or net assets.

2	Segmental analysis

The group’s primary segments are the trading operations of North America, UK, Australia, Asia Pacific and Continental Europe. These operations are organised and managed separately according to the geographic location of their assets and economic environment. There are no significant transactions occurring between the primary segments.

There are two secondary business segments, Aggregates and Building Products. The major products for each secondary segment, which differ slightly between countries, are as follows:
Aggregates – crushed rock and sand and gravel, asphalt, cement and ready-mixed concrete.
Building products – bricks, concrete pipe and products, concrete flooring, precast concrete and roofing tiles.

Hanson’s business operations, as shown below, are managed using a combination of primary and secondary structures in eight distinct segments, including the corporate office and related costs, that are described as Central.

Segmental analysis for the 12 months ended December 31, 2005 a) Group turnover

	2005	2004

	£m	£m

North America
Hanson Aggregates	980.6	897.3

Hanson Building Products	753.7	647.4

	1,734.3	1,544.7
UK
Hanson Aggregates	811.5	771.9

Hanson Building Products	368.2	300.7

	1,179.7	1,072.6
Australia & Asia Pacific
Hanson Australia	464.6	413.2

Hanson Asia Pacific	108.4	124.5

	573.0	537.7

Hanson Continental Europe	228.7	228.0

Continuing operations	3,715.7	3,383.0

Discontinued	24.0	81.3

	3,739.7	3,464.3

77	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

2	Segmental analysis continued

b)	Operating profit

	2005	2005	2005	2005	2005

	Group operating profit before impairments	Share of joint-ventures’ and associates’ profit after tax	Operating profit before impairments	Operating impairments	Operating profit

	£m	£m	£m	£m	£m

North America
Hanson Aggregates	138.1	0.3	138.4	(1.6)	136.8

Hanson Building Products	124.4	1.3	125.7	–	125.7

	262.5	1.6	264.1	(1.6)	262.5

UK
Hanson Aggregates	96.9	11.9	108.8	(0.6)	108.2

Hanson Building Products	37.8	–	37.8	–	37.8

	134.7	11.9	146.6	(0.6)	146.0

Australia & Asia Pacific
Hanson Australia	57.3	24.3	81.6	–	81.6

Hanson Asia Pacific	5.4	2.7	8.1	–	8.1

	62.7	27.0	89.7	–	89.7

Hanson Continental Europe	19.9	–	19.9	(1.8)	18.1

Central	(31.5)	–	(31.5)	–	(31.5)

Continuing operations	448.3	40.5	488.8	(4.0)	484.8

Discontinued	1.0	2.6	3.6	–	3.6

	449.3	43.1	492.4	(4.0)	488.4

	2004	2004	2004	2004	2004

	Group operating profit before impairments	Share of joint-ventures’ and associates’ profit after tax	Operating profit before impairments	Operating impairments	Operating profit

	£m	£m	£m	£m	£m

North America
Hanson Aggregates	126.7	0.9	127.6	–	127.6

Hanson Building Products	111.2	–	111.2	–	111.2

	237.9	0.9	238.8	–	238.8

UK
Hanson Aggregates	62.2	12.3	74.5	(20.7)	53.8

Hanson Building Products	36.8	–	36.8	–	36.8

	99.0	12.3	111.3	(20.7)	90.6

Australia & Asia Pacific
Hanson Australia	56.0	10.5	66.5	–	66.5

Hanson Asia Pacific	6.1	(0.5)	5.6	(4.9)	0.7

	62.1	10.0	72.1	(4.9)	67.2

Hanson Continental Europe	23.9	–	23.9	(3.7)	20.2

Central	(22.7)	–	(22.7)	–	(22.7)

Continuing operations	400.2	23.2	423.4	(29.3)	394.1

Discontinued	4.0	3.2	7.2	(21.9)	(14.7)

	404.2	26.4	430.6	(51.2)	379.4

The following property profits in respect of surplus property and land disposals totalling £14.9m (£21.4m) are included within group operating profit before impairments: Hanson Aggregates North America £2.4m (£14.3m); Hanson Building Products North America £0.5m (£nil); Hanson Aggregates UK £8.0m (£1.9m); Hanson Building Products UK £3.0m (£3.2m); Hanson Australia £1.0m (£1.7m); Hanson Asia Pacific £nil (£nil); Hanson Continental Europe £nil (£0.3m); Central £nil (£nil).

Total revenue of £3,799.8m (£3,504.3m) includes group turnover from continuing operations of £3,715.7m (£3,383.0m), group turnover from discontinued operations of £24.0m (£81.3m) and interest receivable and similar income of £60.1m (£40.0m) .

78	Notes to the accounts

Back to Contents

2	Segmental analysis continued

c)	Joint-ventures and associates

	2005	2005	2004	2004

	Turnover	Operating profit	Turnover	Operating profit

	£m	£m	£m	£m

North America
Hanson Aggregates	2.4	0.6	1.6	1.1

Hanson Building Products	4.6	1.3	0.9	–

	7.0	1.9	2.5	1.1

UK
Hanson Aggregates	111.6	16.9	106.6	17.5

Hanson Building Products	–	–	–	–

	111.6	16.9	106.6	17.5

Australia & Asia Pacific
Hanson Australia	179.8	24.1	166.5	17.6

Hanson Asia Pacific	16.0	3.3	16.6	(0.5)

	195.8	27.4	183.1	17.1

Hanson Continental Europe	1.3	–	2.0	–

Continuing operations	315.7	46.2	294.2	35.7

Discontinued	29.2	2.6	51.8	3.2

	344.9	48.8	346.0	38.9

			2005	2004

			£m	£m

Continuing operating profit from joint-ventures and associates			46.2	35.7

Net finance costs			(3.5)	(3.2)

Taxation			(2.2)	(9.3)

Continuing profit after tax from joint-ventures and associates			40.5	23.2

Included within the joint-ventures and associates taxation charge of £2.2m is a credit of £6.6m following a change in Australian tax laws.

d)	Analysis of depletion, depreciation, amortisation and capital expenditure

	2005	2005	2005	2005	2005

	Depletion	Depreciation	Amortisation of other intangible assets	Additions to property, plant and equipment	Additions to other intangible assets

	£m	£m	£m	£m	£m

North America
Hanson Aggregates	18.4	59.5	1.5	69.4	4.1

Hanson Building Products	–	26.3	0.2	40.7	–

	18.4	85.8	1.7	110.1	4.1

UK
Hanson Aggregates	7.2	30.0	–	23.1	3.4

Hanson Building Products	1.6	11.6	1.2	16.8	–

	8.8	41.6	1.2	39.9	3.4

Australia & Asia Pacific
Hanson Australia	4.6	23.4	–	31.6	–

Hanson Asia Pacific	0.4	3.4	–	1.0	–

	5.0	26.8	–	32.6	–

Hanson Continental Europe	1.3	6.5	0.1	13.3	0.1

Central	–	0.1	–	0.2	0.8

Continuing operations	33.5	160.8	3.0	196.1	8.4

Discontinued	–	0.3	–	–	–

	33.5	161.1	3.0	196.1	8.4

79	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

2	Segmental analysis continued

	2004	2004	2004	2004	2004

			Amortisation	Additions	Additions
			of other	to property,	to other
			intangible	plant and	intangible
	Depletion	Depreciation	assets	equipment	assets

	£m	£m	£m	£m	£m

North America
Hanson Aggregates	19.5	57.0	2.1	74.6	1.9

Hanson Building Products	–	22.5	0.3	38.2	–

	19.5	79.5	2.4	112.8	1.9

UK
Hanson Aggregates	6.9	30.8	–	35.6	–

Hanson Building Products	1.6	8.1	–	16.1	–

	8.5	38.9	–	51.7	–

Australia & Asia Pacific
Hanson Australia	5.4	22.3	–	26.4	–

Hanson Asia Pacific	1.1	5.4	–	2.4	–

	6.5	27.7	–	28.8	–

Hanson Continental Europe	1.7	7.5	0.1	7.6	–

Central	–	–	–	0.2	–

Continuing operations	36.2	153.6	2.5	201.1	1.9

Discontinued	0.1	1.5	–	1.9	–

	36.3	155.1	2.5	203.0	1.9

e)	Analysis of assets and liabilities

	2005	2005	2005	2005	2005	2005	2005	2005

	Goodwill	Joint-ventures and associates	Long-lived assets	Disposal groups held for sale	Other assets held for sale	Total assets	Total liabilities	Capital employed

	£m	£m	£m	£m	£m	£m	£m	£m

North America
Hanson Aggregates	229.5	24.6	1,368.2	–	–	1,659.6	(275.5)	1,384.1

Hanson Building Products	272.6	0.9	577.3	–	–	830.9	(130.5)	700.4

	502.1	25.5	1,945.5	–	–	2,490.5	(406.0)	2,084.5

UK
Hanson Aggregates	93.4	85.6	786.5	–	1.8	1,011.1	(187.2)	823.9

Hanson Building Products	134.1	–	470.8	3.5	0.6	590.8	(86.7)	504.1

	227.5	85.6	1,257.3	3.5	2.4	1,601.9	(273.9)	1,328.0

Australia & Asia Pacific
Hanson Australia	146.0	137.1	602.8	–	2.3	701.4	(82.1)	619.3

Hanson Asia Pacific	34.3	53.6	102.5	–	–	140.7	(22.4)	118.3

	180.3	190.7	705.3	–	2.3	842.1	(104.5)	737.6

Hanson Continental Europe	22.8	0.3	102.1	–	–	197.7	(71.7)	126.0

	932.7	302.1	4,010.2	3.5	4.7	5,132.2	(856.1)	4,276.1

Central	–	–	1.7	–	0.3	1,341.0	(2,948.3)	(1,607.3)

Continuing operations	932.7	302.1	4,011.9	3.5	5.0	6,473.2	(3,804.4)	2,668.8

Discontinued	–	–	–	–	–	3.5	–	3.5

	932.7	302.1	4,011.9	3.5	5.0	6,476.7	(3,804.4)	2,672.3

80	Notes to the accounts

Back to Contents

2	Segmental analysis continued

	2004	2004	2004	2004	2004	2004	2004	2004

				Disposal
		Joint-ventures	Long-lived	groups held	Other assets	Total	Total	Capital
	Goodwill	and associates	assets	for sale	held for sale	assets	liabilities	employed

	£m	£m	£m	£m	£m	£m	£m	£m

North America
Hanson Aggregates	171.9	16.6	1,145.9	–	7.0	1,379.5	(238.2)	1,141.3

Hanson Building Products	220.7	0.3	457.1	–	–	640.3	(107.1)	533.2

	392.6	16.9	1,603.0	–	7.0	2,019.8	(345.3)	1,674.5

UK
Hanson Aggregates	94.0	85.3	804.5	–	2.5	1,038.6	(203.8)	834.8

Hanson Building Products	22.6	–	264.2	–	0.2	352.0	(75.6)	276.4

	116.6	85.3	1,068.7	–	2.7	1,390.6	(279.4)	1,111.2

Australia & Asia Pacific
Hanson Australia	138.0	126.2	558.7	–	2.7	656.6	(81.4)	575.2

Hanson Asia Pacific	33.2	53.2	103.0	–	–	142.7	(23.6)	119.1

	171.2	179.4	661.7	–	2.7	799.3	(105.0)	694.3

Hanson Continental Europe	23.5	0.2	100.5	–	–	213.7	(78.9)	134.8

	703.9	281.8	3,433.9	–	12.4	4,423.4	(808.6)	3,614.8

Central	–	–	1.5	–	0.2	1,695.5	(2,939.2)	(1,243.7)

Continuing operations	703.9	281.8	3,435.4	–	12.6	6,118.9	(3,747.8)	2,371.1

Discontinued	7.8	29.9	39.7	–	–	41.7	(1.8)	39.9

	711.7	311.7	3,475.1	–	12.6	6,160.6	(3,749.6)	2,411.0

Long-lived assets represents intangible assets, property, plant and equipment, and investments.

f)	Analysis of turnover, total assets and capital expenditure by secondary segments

	2005	2005	2005	2005

	Turnover	Total Assets	Additions to property, plant and equipment	Additions to other intangible assets

	£m	£m	£m	£m

Aggregates	2,545.2	3,670.2	135.4	7.6

Building products	1,170.5	1,462.0	60.5	–

Central	–	1,341.0	0.2	0.8

Continuing operations	3,715.7	6,473.2	196.1	8.4

	2004	2004	2004	2004

	Turnover	Total Assets	Additions to property, plant and equipment	Additions to other intangible assets

	£m	£m	£m	£m

Aggregates	2,403.4	3,414.4	145.5	1.9

Building products	979.6	1,009.0	55.4	–

Central	–	1,695.5	0.2	–

Continuing operations	3,383.0	6,118.9	201.1	1.9

81	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

3	Group operating profit before impairments

			2005	2004

Costs and overheads of continuing operations include:	Notes		£m	£m

Cost of inventories recognised as an expense			1,035.4	898.6

Inventories written down			5.5	4.2

Reversal of inventory write downs			(6.2)	(6.1)

Employment costs	4		692.3	645.5

Depreciation and depletion of owned assets			193.2	188.3

Depreciation of finance leased assets			1.1	1.5

Amortisation of other intangible assets	2	d	3.0	2.5

Research and development costs			1.1	1.8

Advertising costs			4.9	3.8

Leasing costs
Minimum lease payments			30.0	24.5

Contingent lease payments			0.2	2.2

			30.2	26.7

Less: sublease rental income			(4.2)	(3.5)

			26.0	23.2

Represented by:
Operating lease rentals – land and buildings			17.1	15.1

Operating lease rentals – plant and equipment			8.9	8.1

			26.0	23.2

Remuneration of auditors
Audit fees:
Group audit and subsidiary statutory audits			4.2	4.4

Other regulatory reporting			0.2	0.2

			4.4	4.6

Non-audit fees:
Audit related fees* #			0.5	0.7

Tax fees#			0.2	0.9

			0.7	1.6

Total payments to auditors			5.1	6.2

*In addition to the fees disclosed in audit related fees, Ernst & Young LLP has provided audit services for various pension plans sponsored by Hanson. The total fees paid to Ernst & Young LLP by either Hanson or the relevant pension trustees were £0.1m (£0.1m)
#Included in non-audit fees are amounts paid to Ernst & Young LLP for non-audit services in the UK for £0.6m (£0.8m)

4	Directors and employees

	2005	2004

Total employment costs	£m	£m

Wages and salaries	598.7	557.9

Termination benefits	1.1	2.2

Employers’ social security costs	46.6	44.0

Pension costs	47.0	48.5

Post-retirement benefits	1.1	1.1

	694.5	653.7

Attributable to:
Continuing operations	692.3	645.5

Discontinued operations	2.2	8.2

	694.5	653.7

The group’s key management personnel as defined by IAS 24 “ Related Party Disclosures” are the Board of Directors. Included within wages and salaries above is £1.0m (£0.6m) in relation to the share-based payment expense for Directors. Details of the rest of the Directors’ emoluments and remuneration for each Director which form part of these accounts are given in the auditable part of the Remuneration report.

82	Notes to the accounts

Back to Contents

4	Directors and employees continued

The table below analyses the distribution of the average number of employees by division and by geographic location.

	2005	2004

Average number of persons employed during the year
North America
Hanson Aggregates	5,600	5,400

Hanson Building Products	6,800	6,300

	12,400	11,700

UK
Hanson Aggregates	3,200	3,700

Hanson Building Products	3,100	2,600

	6,300	6,300

Australia & Asia Pacific
Hanson Australia	2,800	2,600

Hanson Asia Pacific	1,400	1,700

	4,200	4,300

Hanson Continental Europe	1,200	1,300

Central	200	100

Discontinued	100	800

	24,400	24,500

By geographical location
North America	12,400	11,700

UK	6,500	6,400

Australia	2,800	2,600

Continental Europe	1,200	1,300

Asia	1,400	1,700

Discontinued	100	800

	24,400	24,500

The total number of employees at the year end was 24,300 (23,800) excluding joint-ventures and associates.

Details of Directors’ emoluments and remuneration for each Director which form part of these accounts are given in the auditable part of the Remuneration report.

5	Share-based payments

Included within wages and salaries in note 4 is an expense arising from share-based payment transactions of £7.6m (£4.9m) all of which relates to equity-settled share-based payments. Details of each of the employee share plans in place are given below and where applicable in the Remuneration report.

Long Term Incentive Plan
The group operates a Long Term Incentive Plan (LTIP) under which awards of shares are made, on a conditional basis, subject to performance measurements over a three year period. The vesting of 50% of each award is dependent on total shareholder return (TSR) achieved by Hanson measured by reference to a comparator group of companies. As relative TSR is defined as a market condition, a Monte Carlo simulation model has been applied. Further details in relation to the TSR measurement are provided in the Remuneration report. The remaining 50% of each award is dependent on an economic value added measure which is classified as a non-market condition and has therefore been valued using a binomial model. Awards are equity settled and where the performance measurement targets are obtained in part or in full, vested shares are distributed to LTIP participants as soon as practicable after the end of the performance period.

Conditional awards were made over 3,139,356 ordinary shares on March 1, 2005 which will vest, subject to the performance measurement targets being attained, on March 1, 2008. The weighted average fair value of each share award granted is £3.45 (£3.01). The expense recognised in the income statement in the year from the LTIP is £6.1m (£4.1m).

The fair value of total awards granted during the year is £10.8m (£10.9m) .

The following table illustrates the number of, and movements in, share awards during the year under this plan:

	2005	2004

	Number	Number
	outstanding	outstanding

	’ 000	’000

At January 1	11,489.8	11,604.2

Awarded	3,139.4	3,620.2

Forfeited	(518.5)	(892.4)

Expired	(2,306.9)	(1,729.2)

Exercised	(767.6)	(1,113.0)

At December 31	11,036.2	11,489.8

Share Option Plan
The group also operates a discretionary Share Option Plan under which participants are granted options over a number of shares but the proportion of these shares under option which may be exercised is subject to the achievement of performance targets over a three year performance period. As with the LTIP, the vesting of 50% of the options is dependent on TSR and therefore valued using a Monte Carlo simulation model. The remaining 50% of the options is dependent on an economic value added measure which has been valued using a binomial model. To the extent any options vest, they will ordinarily remain exercisable at any time up to 10 years from the date of grant and are settled in equity once exercised.

Options were granted over 647,620 ordinary shares on March 1, 2005 and, subject to the performance measurement targets being attained, will be exercisable between March 1, 2008 and February 28, 2015 at an exercise price of 514.3p per share. The weighted average fair value of each share option granted is £1.10 (£1.11) . The expense recognised in the income statement in the year from the share option plan is £0.6m (£0.4m).
83	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

5	Share-based payments continued

The following table illustrates the number and weighted average exercise prices of, and movements in, share options during the year under the plan.

	2005	2005	2004	2004

		Weighted		Weighted
	Number	average	Number	average
	outstanding	exercise price	outstanding	exercise price

	’000	pence	’000	pence

At January 1	3,207.5	392.2	3,052.0	391.5

Granted	647.6	514.3	784.7	439.6

Forfeited	(744.4)	460.5	(629.2)	447.9

Expired	(50.0)	473.3	–	–

Exercised	(133.6)	467.6	–	–

At December 31	2,927.1	397.0	3,207.5	392.2

Exercisable at December 31	345.5	467.3	282.8	473.3

Range of exercise prices for the share option plan (pence per share)

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	outstanding	contract life	exercise price	exercisable	exercise price

	’000	years	pence	’000	pence

2005:
290.4p-461.8p	1,934.0	7.5	345.2	180.7	461.8

461.9p-514.3p	993.1	8.0	497.9	164.8	473.3

	2,927.1	7.7	397.0	345.5	467.3

2004:
290.4p-461.8p	1,939.5	8.2	345.0	–	–

461.9p-473.3p	1,268.0	6.9	464.3	282.8	473.3

	3,207.5	7.7	392.2	282.8	473.3

Sharesave Scheme
The group also operates a UK HM Revenue & Customs approved savings related Sharesave Scheme available to all UK employees. Options are granted at a discount of up to 20% to the market price at the date of invitation over three, five or seven year savings contracts and options are exercisable during the six month period following completion of the savings contract. Options are valued using a Black-Scholes model.

During 2005, options were granted over 1,454,265 shares which will ordinarily be exercisable at an exercise price of 395.0p per share during the period; June 1 to November 30, 2008 for the three year Scheme; June 1 to November 30, 2010 for the five year Scheme; and June 1 to November 30, 2012 for the seven year Scheme. The weighted average fair value of each share option granted is £1.34 (2004: £1.43) . The expense recognised in the income statement in the year from the Sharesave Scheme is £0.9m (2004: £0.4m).

The following table illustrates the number and weighted average exercise prices of, and movements in, share options during the year in the Sharesave Scheme:

	2005	2005	2004	2004

		Weighted		Weighted
	Number	average	Number	average
	outstanding	exercise price	outstanding	exercise price

	’000	pence	’000	pence

At January 1	4,461.2	332.5	3,716.3	330.1

Granted	1,454.3	395.0	1,857.7	328.0

Forfeited	(589.2)	334.9	(625.9)	361.8

Expired	(151.0)	424.7	(15.1)	234.0

Exercised	(1,321.6)	324.8	(471.8)	259.3

At December 31	3,853.7	354.7	4,461.2	332.5

Exercisable at December 31	40.1	319.3	253.7	427.6

Range of exercise prices for the Sharesave Scheme (pence per share)

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	outstanding	contract life	exercise price	exercisable	exercise price

	’000	years	pence	’000	pence

2005 :
318.0p-323.0p	840.0	2.6	318.6	40.1	319.3

323.1p-428.0p	3,013.7	3.4	364.8	–	–

	3,853.7	3.2	354.7	40.1	319.3

2004 :
237.0p-323.0p	1,769.3	2.6	312.2	–	–

323.1p-428.0p	2,691.9	2.9	345.8	253.7	427.6

	4,461.2	2.8	332.5	253.7	427.6

84	Notes to the accounts

Back to Contents

5	Share-based payments continued

The following two tables show the assumptions used to fair value the equity settled options granted in the LTIP, Share Option Plan and Sharesave Scheme:

	2005	2005	2005	2005	2005

		Share	Sharesave	Sharesave	Sharesave
	LTIP	option plan	3 year	5 year	7 year

Dividend yield (%)	4.3	4.3	4.3	4.3	4.3

Expected volatility (%)	24.9	30.7	24.0	26.9	29.1

Risk-free interest rate (%)	–	4.8	4.8	4.9	5.0

Expected life of option (years)	3.0	6.5	3.4	5.4	7.4

Share price at grant (pence)	518.0	518.0	498.0	498.0	498.0

Exercise price (pence)	n/a	514.0	395.0	395.0	395.0

	2004	2004	2004	2004	2004

		Share	Sharesave	Sharesave	Sharesave
	LTIP	option plan	3 year	5 year	7 year

Dividend yield (%)	3.5	3.5	3.5	3.5	3.5

Expected volatility (%)	31.4	33.9	29.6	32.0	33.0

Risk-free interest rate (%)	–	4.7	4.7	4.8	4.9

Expected life of option (years)	3.0	6.5	3.4	5.4	7.4

Share price at grant (pence)	447.0	447.0	432.0	432.0	432.0

Exercise price (pence)	n/a	440.0	328.0	328.0	328.0

The weighted average share price during the year is 544.0p (412.0p).

The expected volatility for Hanson has been calculated using historical data over a term commensurate with the expected life of each option/award. The expected volatility figures used in the valuations were calculated based on the following principles:
–	Historic weekly volatility over periods of increasing length ending on the date of each grant were determined.
–	The volatility figures above were used to calculate a weighted average volatility for the term commensurate with the expected term of the award being valued.

Other Schemes
Hanson has other share option schemes, the Executive Share Option Schemes A and B (which are now closed) and the HM Revenue & Customs approved Executive Share Option Scheme. No further grants of options will be made under these schemes. The options granted under the Executive Share Option Schemes A and B are deemed to be cash-settled and consequently grants that had not been settled by January 1, 2005 have been accounted for under IFRS 2. Options were granted with an exercise price equal to market value and remained exercisable at any time up to 10 years from the date of grant. No performance conditions applied to the right to exercise the options granted under either scheme. At December 31, 2005 there are no options outstanding under the Executive Share Option Schemes A and B and as a result the carrying amount of the liability relating to the cash-settled options at December 31, 2005 is £nil (£0.4m) .

The following tables illustrate the number and weighted average exercise prices of, and movements in, share options for the other schemes.

	2005	2005	2004	2004

	Number of	Weighted	Number of	Weighted
	ordinary shares	average	ordinary shares	average
	outstanding	exercise price	outstanding	exercise price

	’000	pence	’000	pence

Executive Share Option Scheme:
At January 1	114.0	331.3	120.0	331.3

Exercised	(91.0)	331.3	(6.0)	331.3

At December 31	23.0	331.3	114.0	331.3

Exercisable at December 31	23.0	331.3	114.0	331.3

Executive Share Option Schemes A and B:
At January 1	321.8	356.4	1,678.1	419.7

Forfeited	–	–	(725.5)	465.7

Exercised	(321.8)	356.4	(630.8)	399.1

At December 31	–	–	321.8	356.4

Exercisable at December 31	–	–	321.8	356.4

85	Notes to the accounts

Back to Contents
Notes to the accounts continued for the 12 months ended December 31, 2005

6 Operating impairments

	2005	2005	2005	2004	2004	2004

	Operating	Operating	Net	Operating	Operating	Net
	impairments	impairments	operating	impairments	impairments	operating
	charged	reversed	impairments	charged	reversed	impairments

	£m	£m	£m	£m	£m	£m

North America
Hanson Aggregates	(16.5)	14.9	(1.6)	–	–	–

Hanson Building Products	–	–	–	–	–	–

	(16.5)	14.9	(1.6)	–	–	–

UK
Hanson Aggregates	(5.3)	4.7	(0.6)	(21.2)	0.5	(20.7)

Hanson Building Products	–	–	–	–	–	–

	(5.3)	4.7	(0.6)	(21.2)	0.5	(20.7)

Australia & Asia Pacific
Hanson Australia	–	–	–	–	–	–

Hanson Asia Pacific	–	–	–	(4.9)	–	(4.9)

	–	–	–	(4.9)	–	(4.9)

Hanson Continental Europe	(1.8)	–	(1.8)	(3.7)	–	(3.7)

Total	(23.6)	19.6	(4.0)	(29.8)	0.5	(29.3)

Impairment (charged)/reversed against:
Intangible assets – goodwill	(17.6)	–	(17.6)	(1.4)	–	(1.4)

Property, plant and equipment	(5.9)	19.2	13.3	(24.2)	–	(24.2)

Other assets	(0.1)	0.4	0.3	(4.2)	0.5	(3.7)

Operating impairments	(23.6)	19.6	(4.0)	(29.8)	0.5	(29.3)

Impairments during the year:
The net impairment charge for the year is £4.0m.

An impairment charge of £16.5m has been recognised against goodwill held in Hanson Aggregates North America Southwest region. The impairment, which reduces the goodwill’s carrying value to its value in use at discount rates provided below, resulted from a change in the economic circumstances of that operation.

An impairment provision of £14.9m recorded against tangible assets, mainly plant and equipment in Hanson Aggregates North America West region, has been reversed. The original charge resulted from significant uncertainty over the assets’ ability to generate future profitability, due to the lack of an economic supply of raw materials. The supply has now been secured, removing this uncertainty and improving the projected cash flows generated by these assets.

An impairment charge of £5.3m has been recognised against goodwill and tangible assets at various individual operating sites within Hanson Aggregates UK. These tangible assets are cash generating units for the purpose of measuring impairment, as they generate largely independent cash flows. The impairments have arisen due to the closure, or intended closure of the sites, on commercial grounds and are based on the recoverable amount of the assets. Impairment charges totalling £4.7m against individual operating sites within Hanson Aggregates UK have been reversed, as anticipated proceeds from the sale of the site and business exceeded their carrying values, net of the provision.

Tangible assets of £1.2m located in Spain and goodwill amounting to £0.6m in the Czech Republic have been impaired, as these assets are not expected to generate a value in use equal to their carrying value. Both of these cash generating units comprise a part of Hanson Continental Europe.

Assumptions used:
The recoverable amount for each cash generating unit is based on a value in use calculation using cash flow projections based on four year forecasts approved by the Board of Directors excluding the impact of anticipated acquisitions, business improvement capital expenditure and restructuring. Forecast replacement capital expenditure requirements are included within the first four years, after which capital is assumed to represent 100% of depreciation.

Subsequent cash flows beyond the initial four year forecast for all cash generating units are inflated by rates of 0.7% to 4.9% (nil% to 4.0%) including the US 4.0% (4.0%), UK 3.0% (2.5%) and Australia 2.5% (2.5%) . Cash flows have been discounted at rates between 7.5% and 9.5% (8.0% and 10.0%) including the US 8% (8.5%), UK 8.5% (8.5%) and Australia 9.5% (9.5%) .

The calculation of value in use is most sensitive to the following key assumptions:
–	Sales volumes
–	Average selling prices
–	Operating costs

The sales volume assumptions are influenced by several factors including, end use market and demand drivers, our competitive position, quality of product and service, distribution and product selling price. Historical sales volumes are used as the base. These are either increased or decreased over the forecast period using assumptions derived from past experience or consistent with external sources of information.

Average selling price assumptions are influenced by several factors including end use market and demand drivers, our competitive position, site tenure, quality of product and service, distribution and product selling price. Historical average selling prices are used as the base. These are either increased or decreased over the forecast period using assumptions derived from past experience.

Operating cost assumptions are influenced by several factors including availability of product and service, supply and demand, scarcity of availability, global markets, and age and quality of plant and equipment. Historical operating costs are used as the base. These are either increased or decreased over the forecast period using assumptions derived from past experience.

The principal risks and uncertainties are disclosed in more detail on pages 45 to 48 of this document.

Where business segments include closed sites or sites that are to be closed, the anticipated proceeds less costs to sell have been used. Goodwill is analysed by segment in note 2(e).

86	Notes to the accounts

Back to Contents
7 Finance costs and finance income

	2005	2004

	£m	£m

Finance costs:
Interest payable on bank loans and overdrafts	(23.3)	(15.2)

Interest payable on other loans	(95.7)	(77.0)

Total interest payable	(119.0)	(92.2)

Finance cost on pension plan liabilities and other post-retirement benefits	(103.2)	(99.2)

Unwinding of discount (net)	(2.5)	(6.6)

Total finance costs	(224.7)	(198.0)

Finance income:
Interest receivable and similar income	60.1	40.0

Expected return on pension plan assets	108.7	111.2

Change in fair value of derivatives and related items	0.4	–

Total finance income	169.2	151.2

Net finance costs	(55.5)	(46.8)

Net finance costs of £55.5m (£46.8m) above exclude joint-ventures’ and associates’ net finance costs of £3.5m (£3.2m) as shown in note 2(c).

Total interest payable includes £0.2m (£0.5m) relating to finance leases.

8 Taxation

a) Analysis of tax charge in the year

	2005	2004

	£m	£m

Tax on continuing operations before impairments
Current tax:
UK corporation tax at 30.0%	–	(106.1)

Double tax relief †	–	106.1

Effect of current year events on prior period tax balances	29.6	–

Receipt for group relief	5.2	5.3

UK corporation tax credit	34.8	5.3

Foreign tax	(57.1)	(37.2)

Share of partnership tax	(2.3)	(1.6)

Total current tax	(24.6)	(33.5)

UK deferred tax:
– Origination and reversal of temporary differences	5.1	(3.3)

– Effect of current year events on prior period tax balances	12.7	–

Foreign deferred tax:
– Origination and reversal of temporary differences	(21.5)	(9.3)

– Effect of current year events on prior period tax balances	(0.5)	12.7

Total deferred tax	(4.2)	0.1

Tax on continuing operations before impairments	(28.8)	(33.4)

Tax on impairments	(5.6)	6.3

Tax on continuing operations after impairments	(34.4)	(27.1)

†Double tax relief relates to dividends paid to the UK by overseas subsidiaries

b) Analysis of tax credited to equity

	2005	2004

	£m	£m

Deferred tax on net actuarial losses	5.7	4.9

Deferred tax on share-based payments	3.9	–

Deferred tax on IAS 39 adjustment	2.2	–

	11.8	4.9

87	Notes to the accounts

Back to Contents
Notes to the accounts continued for the 12 months ended December 31, 2005

8 Taxation continued

c) Analysis of total tax charge in consolidated income statement

			2005	2004

	Notes		£m	£m

Tax charge on continuing operations before impairments			(28.8)	(33.4)

Tax (charge)/credit on impairments			(5.6)	6.3

Tax on continuing operations after impairments			(34.4)	(27.1)

Tax charge on profit/loss from discontinued operations	9	a	(0.8)	(1.7)

Tax charge on profit/loss on current year’s disposals	9	b	(3.1)	(1.1)

Tax credit on profit/loss from prior years’ disposals	9	c	13.4	39.1

Total tax (charge)/credit excluding share of joint-ventures’ and associates’ tax			(24.9)	9.2

Tax charge on joint-ventures and associates	2	c	(2.2)	(9.3)

Total tax charge			(27.1)	(0.1)

Analysed as:
UK tax			47.7	7.2

Foreign tax			(74.8)	(7.3)

			(27.1)	(0.1)

d) Factors affecting tax charge for the period

	2005	2004

	£m	£m

Profit before taxation – continuing operations	429.3	347.3

Loss before taxation – discontinued operations	(16.8)	(92.3)

	412.5	255.0

Tax at the UK statutory tax rate of 30.0%	(123.8)	(76.5)

Permanent differences	(1.3)	15.9

Overseas tax rate differences	28.9	24.7

Tax effect of share of profit after tax of associates and joint-ventures	12.2	7.0

Current year losses not recognised	(40.1)	(41.8)

Utilisation of tax losses brought forward not previously recognised	56.2	48.0

Effect of current year events on prior period tax balances	42.6	12.7

Other	0.4	19.2

Total tax charge excluding share of joint-ventures’ and associates’ tax	(24.9)	9.2

Tax charge on joint-ventures and associates	(2.2)	(9.3)

Total tax charge	(27.1)	(0.1)

Provision for taxes in respect of current and prior periods are based on information at the balance sheet date. These balances will change as new accounting estimates are developed during the period as a result of new events and additional information.

The tax charge will be unaffected by the payment of dividends by the Company to its shareholders.

e)   Factors that may affect future tax charges
Tax losses and other deductible temporary differences with a value of £934.6m (£561.0m) have not been recognised as their use is uncertain or not currently anticipated. The increase is due to the resolution of prior years’ loss position with the tax authorities.

The losses and temporary differences have no expiry date.

At December 31, 2005, the group has not provided deferred tax in relation to temporary differences on its foreign subsidiaries, associates or joint-ventures. Quantifying the temporary differences is not practical, however, based on current enacted law and on the basis that the group can control the timing and realisation of these temporary differences, no material tax consequences are expected to arise.

9 Discontinued operations

During 2005, Hanson Aggregates North America sold its 50% interest in the joint-venture Campbell Concrete and Materials, a ready-mixed concrete and aggregates business operating in Houston, Texas on June 17 for £31.0m; and Hanson Continental Europe disposed of 19 ready-mixed concrete sites on May 13 for £14.0m, following restructuring of its Spanish operations.

The operations of Seagoe, a drainage business based in Northern Ireland, are not considered to be core to the strategic direction of Hanson Building Products UK. As such, these operations were classified as held for sale at the balance sheet date and were subsequently sold for £4.0m on January 31, 2006.

During 2004, Hanson Building Products UK sold its drainage business on May 14; Hanson Aggregates UK sold the Portland Stone operations on December 22 and the Pinden operations on December 24; and Hanson Asia Pacific sold its Thailand operations on July 19.

Note 9(a) below analyses the profit after tax of £2.8m earned during the year by the operations discontinued in 2005. The loss of £16.4m in the prior year represents the net loss after tax incurred during the prior year by the operations discontinued in both 2004 and 2005.

Note 9(b) below analyses the profit after tax of £2.3m resulting from the disposal of operations discontinued in 2005. The profit of £10.4m in the prior year represents the profit on disposal after tax of discontinued operations disposed of during 2004.

Note 9(c) below analyses the loss after tax of £12.4m that resulted from adjustments in the current year to the profit or loss on disposals (and other income and expenses) of operations that were discontinued in prior years. The loss after tax of £50.0m in 2004 represents adjustments made in the prior year to the profit or loss on disposals (and other incomes and expenses) of operations that were discontinued prior to 2005.

Note 9(d) provides an analysis of the net cash inflow after financing of £1.4m generated from operations discontinued in 2005. The net cash inflow of £5.3m in the prior year represents the cash flows generated during the prior year by operations discontinued in 2005 and 2004.

Note 9(e) provides an analysis of the net assets of discontinued operations that were disposed of or classified as held for sale in 2005. The comparative provides the equivalent information for operations disposed of or held for sale in 2004.

88	Notes to the accounts

Back to Contents

9	Discontinued operations continued

	2005	2004

	£m	£m

a) Current year profit/(loss) after taxation of discontinued operations
Group turnover	24.0	81.3

Costs and overheads	(23.0)	(77.3)

Group operating profit before impairments	1.0	4.0

Share of joint-ventures’ and associates’ profit after tax	2.6	3.2

Operating profit before impairments	3.6	7.2

Operating impairments	–	(21.9)

Operating profit/(loss)	3.6	(14.7)

Finance costs	–	–

Profit/(loss) before tax	3.6	(14.7)

Tax	(0.8)	(1.7)

Profit/(loss) after tax	2.8	(16.4)

By primary segment
North America	1.5	(19.9)

UK	0.9	0.8

Asia Pacific	–	1.6

Continental Europe	0.4	1.1

Profit/(loss) after tax	2.8	(16.4)

b) Profit on disposals in the current year, after tax
Loss on disposal of North America operations	(0.4)	–

Profit on disposal of Continental Europe operations	5.8	–

Profit on disposal of Asia Pacific operations	–	7.9

Profit on disposal of UK operations	–	2.6

Profit on disposals of Australian operations	–	1.0

Net profit on disposals before tax	5.4	11.5

Tax	(3.1)	(1.1)

Net profit on disposals after tax	2.3	10.4

c) Loss on disposals in prior years, after tax
Receipts related to terminated operations	1.3	4.1

Asbestos	(22.4)	(79.7)

Loss on other disposals and terminations	(11.7)	(19.0)

Release of demerger provisions and other creditors	7.0	5.5

Net loss on disposals before tax	(25.8)	(89.1)

Tax	13.4	39.1

Net loss on disposals after tax	(12.4)	(50.0)

Included in the loss on other disposals and terminations charge of £11.7m (charge of £19.0m) is a charge of £13.0m (charge of £4.8m) before tax relating to the cost of ancillary litigation and bodily injury claims against discontinued operations in the USA. These cash costs now exceed the provision established at the time of demerger and charges of a similar nature are expected in the future.

Included within the asbestos charge of £22.4m (charge of £79.7m) is a charge of £0.6m (£nil) due to discounting. The tax credit on loss from prior years’ disposals of £13.4m (credit of £39.1m) includes a credit of £8.7m (credit of £31.1m) relating to asbestos. This results in a post-tax charge due to asbestos of £13.7m (£48.6m) which is described in more detail in note 21.

d)	Cash flows of discontinued operations

		2005	2004

		£m	£m

Operating activities		1.4	6.0

Investing activities		–	(0.7)

		1.4	5.3

89	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

9	Discontinued operations continued

e)	Assets and liabilities of discontinued operations

	2005	2005	2004	2004

	Disposal		Disposal
	groups	Operations	groups	Operations
	held for sale	disposed of	held for sale	disposed of

	£m	£m	£m	£m

Goodwill	0.4	3.5	–	6.5

Property, plant and equipment	2.2	2.0	–	17.4

Joint-ventures and associates	–	29.7	–	–

Inventories	0.9	–	–	7.9

Receivables	–	–	–	9.6

Cash and cash equivalents	–	–	–	1.7

Payables	–	–	–	(5.0)

Provisions	–	–	–	(0.3)

	3.5	35.2	–	37.8

Profit on disposals before tax (including £0.1m (£0.3m) in respect of transferring the cumulative foreign exchange on disposal)		5.4		4.3

Cash consideration (net of disposal costs)		40.6		42.1

10	Dividends

Equity dividends on ordinary shares paid during the year:

	2005	2004

	£m	£m

Final dividend for 2004: 12.80p (2003: 11.95p)	93.5	87.8

Interim dividend for 2005: 5.85p (2004: 5.35p)	42.7	39.5

Dividends paid during the year	136.2	127.3

Recommended final dividend for 2005: 14.15p (2004: 12.80p)	102.2	93.5

The final dividend of 14.15p recommended by the Board is payable on May 5, 2006, subject to shareholder approval, to those ordinary shareholders on the register at the close of business on April 7, 2006. The Investor information section of the Annual Report contains details of Hanson’s dividend policy and reinvestment programme.

11	Earnings per ordinary share

The calculation of the basic earnings per ordinary share of 53.2p (36.0p) is based on the weighted average of 728,300,283 (734,257,732) ordinary shares in issue during the year and profit attributable to equity holders of the Company of £387.3m (£264.3m). The basic earnings per ordinary share for continuing operations of 54.2p (43.6p) is calculated using the same number of shares referred to above and on earnings of £394.6m (£320.3m). Earnings per share is also calculated below, before impairments, since the Directors consider that this gives a useful indication of underlying performance.

The calculation of the diluted earnings per ordinary share of 52.6p (35.6p) is based on the weighted average of 735,664,121 (741,105,680) ordinary shares and the profit attributable to equity holders of the Company of £387.3m (£264.3m). The diluted earnings per ordinary share of continuing operations of 53.6p (43.2p) is calculated using the same number of shares referred to immediately above and on earnings of £394.6m (£320.3m).

The reconciliation from basic earnings per share to diluted earnings per share is given as follows:

	2005	2004

	Number of shares	Number of shares

Weighted average ordinary shares in issue	736,968,849	736,968,849

Less: Weighted average own shares held	(8,668,566)	(2,711,117)

Basic number of shares	728,300,283	734,257,732

Options	502,975	223,211

Sharesave	622,471	879,847

Long-term incentive plan	6,238,392	5,744,890

Diluted number of shares	735,664,121	741,105,680

90	Notes to the accounts

Back to Contents

11	Earnings per ordinary share continued

	2005	2005	2005	2004	2004	2004

		Discontinued	Continuing		Discontinued	Continuing
	Unadjusted	operations	operations	Unadjusted	operations	operations

	£m	£m	£m	£m	£m	£m

Earnings
Earnings	387.3	7.3	394.6	264.3	56.0	320.3

Adjustment for impairments after tax	9.6	–	9.6	44.9	(21.9)	23.0

Earnings before impairments	396.9	7.3	404.2	309.2	34.1	343.3

Earnings per share (in pence)
Basic	53.2p	1.0p	54.2p	36.0p	7.6p	43.6p

Adjustment for impairments	1.3p	–	1.3p	6.1p	(3.0)p	3.1p

Basic before impairments	54.5p	1.0p	55.5p	42.1p	4.6p	46.7p

Diluted	52.6p	1.0p	53.6p	35.6p	7.6p	43.2p

Adjustment for impairments	1.3p	–	1.3p	6.1p	(3.0)p	3.1p

Diluted before impairments	53.9p	1.0p	54.9p	41.7p	4.6p	46.3p

The basic earnings per share figure of 53.2p (36.0p), is calculated by taking the profit attributable to equity holders of the Company for the financial year (described as earnings above), and dividing this by the weighted average ordinary shares in issue, after deducting shares held in employee trusts or as treasury shares. The basic ‘earnings’ number used has been adjusted by adding back impairments above.

The diluted earnings per share figure of 52.6p (35.6p) is calculated by taking the basic number of shares above and adjusting these for the notional exercise of outstanding long-term incentive awards and options, where these would be deemed to have a dilutive impact.

The basic and diluted earnings per share of the 2005 and 2004 acquisitions is 1.6p and 0.3p respectively.

12	Intangible assets

		2005	2005	2005	2004	2004	2004

			Other			Other
			intangible			intangible
		Goodwill	assets	Total	Goodwill	assets	Total

	Notes	£m	£m	£m	£m	£m	£m

Cost
At January 1		713.1	16.1	729.2	777.2	11.4	788.6

Acquisitions	25	190.1	25.6	215.7	35.1	4.4	39.5

Additions		–	8.4	8.4	–	1.9	1.9

Disposals		(7.5)	–	(7.5)	(46.2)	(0.6)	(46.8)

Reallocations		(2.2)	(3.8)	(6.0)	(21.7)	–	(21.7)

Reclassifications to assets held for sale		(0.4)	–	(0.4)	–	–	–

Exchange adjustments		59.6	1.8	61.4	(31.3)	(1.0)	(32.3)

At December 31		952.7	48.1	1,000.8	713.1	16.1	729.2

Amortisation and impairment
At January 1		1.4	3.2	4.6	–	1.4	1.4

Amortisation charge for the year	3	–	3.0	3.0	–	2.5	2.5

Provision for impairment	6	17.6	–	17.6	1.4	–	1.4

Disposals		–	–	–	–	(0.5)	(0.5)

Exchange adjustments		1.0	0.4	1.4	–	(0.2)	(0.2)

At December 31		20.0	6.6	26.6	1.4	3.2	4.6

Net book value at January 1		711.7	12.9	724.6	777.2	10.0	787.2

Net book value at December 31		932.7	41.5	974.2	711.7	12.9	724.6

Other intangible assets include brand names with a carrying value of £10.7m (£nil) within Hanson Building Products UK that have an indefinite useful life. Market research, using qualitative and quantitative methods provides evidence that the brands will generate net cash inflows for the group for an indefinite period. Other intangible assets with a finite useful life are amortised on a straight line basis over a period of 1-27 years, and those that were acquired during the year have a weighted average amortisation period of 11 years.

91	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

13 Property, plant and equipment

		2005	2005	2005	2004	2004	2004

		Land, buildings			Land, buildings
		and natural	Plant and		and natural	Plant and
		resources	equipment	Total	resources	equipment	Total

	Notes	£m	£m	£m	£m	£m	£m

Cost
At January 1		1,837.6	1,967.0	3,804.6	1,984.5	1,562.5	3,547.0

Acquisitions	25	66.2	67.6	133.8	17.6	21.8	39.4

Additions at cost		14.1	182.0	196.1	18.2	184.8	203.0

Disposals		(11.6)	(43.9)	(55.5)	(106.8)	(77.8)	(184.6)

Reclassifications (to)/from assets held for sale		3.7	(3.1)	0.6	5.6	–	5.6

Reclassifications (to)/from other asset categories		6.7	(13.3)	(6.6)	3.9	(17.6)	(13.7)

Reallocations*		16.8	(29.9)	(13.1)	–	373.7	373.7

Exchange adjustments		127.7	134.5	262.2	(85.4)	(80.4)	(165.8)

At December 31		2,061.2	2,260.9	4,322.1	1,837.6	1,967.0	3,804.6

Depreciation and depletion
At January 1		329.6	1,036.4	1,366.0	363.6	617.4	981.0

Charge for the year		47.2	147.4	194.6	48.1	143.3	191.4

Provision for impairment	6	4.7	1.2	5.9	17.6	6.6	24.2

Reversal of impairments	6	(3.8)	(15.4)	(19.2)	–	–	–

Disposals		(5.7)	(32.1)	(37.8)	(82.5)	(56.2)	(138.7)

Reclassifications (to)/from assets held for sale		(0.3)	(1.7)	(2.0)	1.2	–	1.2

Reclassifications (to)/from other asset categories		1.9	(11.2)	(9.3)	4.6	(7.1)	(2.5)

Reallocations*		–	(13.1)	(13.1)	–	373.7	373.7

Exchange adjustments		29.2	72.4	101.6	(23.0)	(41.3)	(64.3)

At December 31		402.8	1,183.9	1,586.7	329.6	1,036.4	1,366.0

Net book value at January 1		1,508.0	930.6	2,438.6	1,620.9	945.1	2,566.0

Net book value at December 31		1,658.4	1,077.0	2,735.4	1,508.0	930.6	2,438.6

*Reallocations within the prior year include adjustments to the cost and cumulative depreciation of property, plant and equipment acquired through previous acquisitions. These have no impact on net book value

	2005	2004

Land, buildings and natural resources comprise the following:	£m	£m

Aggregates	1,043.6	1,000.7

Clay	133.0	132.0

Other land and buildings	481.8	375.3

At December 31	1,658.4	1,508.0

Capital expenditure contracted at the balance sheet date	123.1	28.5

	2005	2004

Finance leased assets included in plant and equipment above	£m	£m

Cost of finance leased assets included in plant and equipment	66.8	80.8

Cumulative depreciation of finance leased assets	(44.9)	(49.7)

Net book amounts at December 31	21.9	31.1

The net book value of plant and equipment includes £0.1m (£0.1m) in respect of assets in the course of construction.

14 Investments

	2005	2004

	£m	£m

Investments in joint-ventures	211.2	215.9

Loans to joint-ventures	47.0	47.3

	258.2	263.2

Investments in associates	43.9	46.9

Loans to associates	–	1.6

	43.9	48.5

Total investments in joint-ventures and associates	302.1	311.7

Other investments	0.2	0.2

	302.3	311.9

92	Notes to the accounts

Back to Contents

14 Investments continued

The group’s share of assets, liabilities, income and expenses of joint-ventures and associates are as follows:

	Joint-ventures	Joint-ventures	Associates	Associates

	2005	2004	2005	2004

	£m	£m	£m	£m

Non-current assets	274.6	267.7	38.6	33.3

Current assets	82.7	80.8	18.5	31.4

Total assets	357.3	348.5	57.1	64.7

Non-current liabilities	(95.6)	(87.7)	(8.8)	(1.9)

Current liabilities	(50.5)	(44.9)	(4.4)	(15.9)

Total liabilities	(146.1)	(132.6)	(13.2)	(17.8)

Net assets	211.2	215.9	43.9	46.9

Total income	276.7	264.2	68.2	81.7

Total expense	(241.1)	(267.3)	(60.7)	(74.1)

	35.6	(3.1)	7.5	7.6

As at December 31, 2005 the share of joint-ventures and associates’ contingent liabilities totalled £7.6m and capital commitments were £11.2m.

Investments in joint-ventures at December 31, 2005 include goodwill at cost of £117.3m (£143.2m) . The net book value of goodwill at December 31, 2005 was £117.3m (£123.6m) . The Directors estimated the value of unlisted investments at December 31, 2005 to be £302.3m (£311.9m) .

A list of the significant subsidiaries, including the name, country of incorporation and proportion of ownership interest is given in the Company’s separate financial statements on page 142.

Principal joint-ventures and associates, none of which are held directly by the Company, are as follows:

	Principal activity	Share capital and reserves	Full year pre-tax profit	% owned	Country	Year ended at

		£m	£m

Principal joint-ventures at
December 31, 2005
United Marine Holdings Ltd	marine aggregates	30.5	11.3	50	UK	December

Cement Australia Holdings Ltd	cement production	184.7	52.0	25	Australia	December

Pioneer Road Services Pty Ltd	road surfacing	35.5	8.8	50	Australia	December

Metromix Pty Ltd	ready-mixed concrete and quarry operations	10.8	2.3	50	Australia	March

Piedras y Arenas Baja, S de R L de CV	quarry operations	13.1	(0.4)	50	Mexico	December

Alliance Construction Materials Ltd	ready-mixed concrete and quarry operations	6.5	6.7	50	Hong Kong	December

Principal associate at
December 31, 2005
Midland Quarry Products Limited	quarry operations	77.2	18.2	50	UK	December

15 Inventories

	2005	2004

	£m	£m

Raw materials	59.4	46.0

Work in progress	12.4	9.8

Consumables and other	43.7	29.1

Finished goods	266.9	210.9

	382.4	295.8

Inventories are stated net of provisions for slow moving and impaired items of £33.3m (£24.1m).

16 Assets held for sale

	2005	2004

	£m	£m

Disposal groups held for sale	3.5	–

Other assets held for sale	5.0	12.6

	8.5	12.6

Details of disposal groups held for sale are set out in note 9. Other assets held for sale consist of land and buildings reclassified from property, plant and equipment that are surplus to the group’s requirements as the group intends to dispose of these assets within 12 months of reclassification rather than use them in the continuing operations. Profits or losses on disposal of assets held for sale are included within group operating profit before impairments – see note 2(b). Disposal groups and other assets held for sale are analysed on a segmental basis in note 2(e).

93	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

17 Receivables

		2005	2004

Trade and other current receivables	Notes	£m	£m

Trade receivables		629.0	594.5

Amounts due from joint-ventures		7.0	5.3

Amounts due from associates		0.7	0.3

Prepayments		31.3	37.0

Amounts recoverable from insurers – Koppers	21	39.3	45.2

Amounts recoverable from insurers – asbestos	21	7.1	5.1

Derivatives		6.2	49.2

Other receivables		54.2	51.4

		774.8	788.0

		2005	2004

Non-current receivables		£m	£m

Amounts recoverable from insurers – Koppers	21	101.5	117.0

Amounts recoverable from insurers – asbestos	21	–	7.4

Derivatives		33.9	–

Other receivables		46.8	34.7

		182.2	159.1

The Directors estimate that the carrying amount of trade and other receivables approximates their fair value.

18 Cash and cash equivalents

	2005	2004

	£m	£m

Cash at bank and in hand	183.9	131.7

Short-term deposits	899.1	1,262.6

	1,083.0	1,394.3

Cash at bank and in hand includes £16.8m in respect of cash held in notional cash pools under which the banks have the right of set-off against overdrafts (note 20) of the same amount. These amounts have not been set-off in the accounts as the group does not intend to offset them. Cash at bank and in hand earns interest at floating rates based on market deposit rates. Short-term deposits are made for varying periods of up to three months and earn interest at the respective short-term deposit rates.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise the following at December 31:

		2005	2004

	Notes	£m	£m

Cash at bank and in hand		183.9	131.7

Short-term deposits		899.1	1,262.6

Bank overdrafts	20	(20.9)	(5.3)

		1,062.1	1,389.0

Cash at bank and in hand includes £53.6m (£43.6m) held by two group captive insurance companies, £36.0m (£21.2m) of which is effectively pledged to insurance companies in support of potential claims under the deductible element of group insurance policies. The excess is available to the group.

19 Payables

	2005	2004

Trade and other current payables	£m	£m

Trade payables	305.5	304.4

Amounts due to joint-ventures	21.1	19.1

Amounts due to associates	8.7	0.6

Other taxes	37.1	28.1

Accruals and deferred income	145.9	138.7

Derivatives	13.2	–

Other payables	47.0	71.0

	578.5	561.9

	2005	2004

Non-current payables	£m	£m

Derivatives	26.4	–

Other payables	57.6	31.9

	84.0	31.9

94	Notes to the accounts

Back to Contents
20	Borrowings

	2005	2004

Current borrowings	£m	£m

Overdrafts	20.9	5.3

Bank loans	85.6	123.4

Debenture loans	803.3	901.2

Other loans	0.6	0.8

Finance leases	0.6	0.5

	911.0	1,031.2

Current debenture loans include £194.4m (£26.0m) relating to borrowings under a US commercial paper programme and £593.0m (£520.4m) relating to borrowings under a European commercial paper programme.

	2005	2004

Non-current borrowings	£m	£m

Bank loans	285.6	281.5

Debenture loans	874.2	774.3

Other loans	1.6	2.0

Finance leases	0.2	0.5

	1,161.6	1,058.3

	2005	2004

The nominal value of non-current borrowings is repayable as follows:	£m	£m

2006	–	1.2

2007	86.2	82.2

2008	200.2	200.1

2009	0.2	0.3

2010	437.1	390.8

Thereafter	437.1	390.7

Non-current debenture loans include two bonds each with a nominal value of US$750m, maturing in September 2010 and March 2013 with fixed coupon rates of 7.875% and 5.25% respectively. Non-current bank loans include an unsecured 4.57% fixed rate debt obligation with a nominal value of £199.8m repayable in 2008 (swapped to a floating rate of interest) and A$200m drawn for a period of less than three months on a revolving credit facility that matures in 2007.

A reconciliation of net cash outflow after financing to net debt is set out below:

	2005	2004

	£m	£m

Net cash outflow after financing	(364.3)	(90.5)

Decrease in borrowings	439.3	445.3

Increase in borrowings	(249.1)	(206.6)

(Increase)/decrease in net debt resulting from cash flows	(174.1)	148.2

Non cash movements in debt:
Fair value adjustments	(8.8)	–

Effective interest adjustments	(12.3)	–

Borrowings in subsidiary undertakings (acquired)/disposed of	(1.9)	(1.6)

Other movements	(1.6)	(1.4)

Exchange movements	(95.7)	101.8

Movement in net debt in the year	(294.4)	247.0

Opening net debt	(695.2)	(942.2)

Closing net debt	(989.6)	(695.2)

Net debt comprises the following balance sheet items at December 31:

		2005	2004

	Notes	£m	£m

Cash and cash equivalents	18	1,083.0	1,394.3

Current borrowings	20	(911.0)	(1,031.2)

Non-current borrowings	20	(1,161.6)	(1,058.3)

Net debt		(989.6)	(695.2)

95	Notes to the accounts

Back to Contents
Notes to the accounts continued for the 12 months ended December 31, 2005

21	Provisions

				Legal,
				insurance,
		Koppers’	Reclamation	environmental
	Asbestos	liabilities	obligations	and other	Total

	£m	£m	£m	£m	£m

At January 1, 2004	178.6	201.2	126.2	47.3	553.3

(Decrease)/increase in provisions due to discounting	(43.0)	10.0	5.8	0.9	(26.3)

Provided in year	121.6	4.6	6.6	20.9	153.7

Released in year	–	–	(0.8)	(7.0)	(7.8)

(Disposals)/acquisitions	–	–	(3.6)	0.3	(3.3)

Reallocations and other	–	–	1.8	–	1.8

Utilised	(32.4)	(39.5)	(6.7)	(12.1)	(90.7)

Exchange movements	(15.8)	(14.1)	(6.5)	(2.5)	(38.9)

At December 31, 2004	209.0	162.2	122.8	47.8	541.8

Increase/(decrease) in provisions due to discounting	0.5	(5.4)	2.5	1.2	(1.2)

Provided in year	21.8	1.3	18.7	28.8	70.6

Released in year	–	–	(21.2)	(11.3)	(32.5)

Acquisitions	–	–	2.3	0.1	2.4

Reallocations and other	–	–	1.2	(1.2)	–

Utilised	(23.8)	(34.2)	(8.5)	(16.5)	(83.0)

Exchange movements	24.7	16.9	8.7	3.9	54.2

At December 31, 2005	232.2	140.8	126.5	52.8	552.3

	2005	2004

	£m	£m

Current provisions	104.3	99.7

Non-current provisions	448.0	442.1

	552.3	541.8

The decrease in provisions due to discounting of £1.2m is represented by an increase due to the unwind of the discount of £10.5m and a decrease due to the change in the discount rate of £11.7m.

Included within reclamation provisions release in the year of £21.2m (£0.8m) is £14.7m (£nil) resulting from a change in estimates of future cash flows.

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

The discounted pre-tax provision for the gross cost of asbestos is shown above. The related insurance asset is included within “Receivables” in note 17 and the deferred tax asset relating to asbestos payments is included within “Deferred tax” in note 22.

Claimant numbers and costs during the year Information regarding the movement in asbestos claimants in the year and the cost of resolution in the year is provided below:

	2005	2004

New claimants	10,350	18,700

Resolutions	(14,750)	(7,150)

Outstanding claimants	131,350	135,750

Average gross cost of resolution ($)	2,929	8,294

Gross cost of resolution ($m)	43.2	59.3

Less insurance recoveries ($m)	(11.5)	(46.5)

Net cost before tax ($m)	31.7	12.8

New claimants were 10,350 for 2005, compared with the 18,700 claimants in 2004. At the end of 2005, outstanding claimants totalled approximately 131,350 (135,750). Of the 14,750 (7,150) claimants whose cases were resolved during 2005, over 90% were dismissed without payment. In the USA, claimants can file without illness or product identification. In the absence to date of federal reform, a number of states have introduced or are looking to introduce an unimpaired docket which will suspend claims until there is proven evidence of illness. Although outstanding claimants decreased as at the end of 2005 compared to 2004, this does not mean that the Company believes that 2005 is the start of a downward trend in the number of claimants.

The gross cost of resolving asbestos claims in 2005 was $43.2m ($59.3m) including legal fees of $26.3m ($27.4m). The pre-tax cost of asbestos for the year after insurance was $31.7m ($12.8m).

The aggregate amounts paid in settlement and average settlement payments in any given period, together with related defence costs, have fluctuated widely and are expected to continue to fluctuate widely depending on the nature of the claims resolved (including the proportion of which that are mass claims), disease mix, number of other defendants and jurisdiction of claim.

96	Notes to the accounts

Back to Contents
21	Provisions continued

Each of the Company’s relevant US subsidiaries, together with its insurance carriers and outside counsel, review each asbestos claim that is pursued by claimants. In many cases claimants are unable to demonstrate that any injury they have suffered resulted from exposure to the subsidiary’s products, in which case their claim is generally dismissed without payment. In those cases where a compensatable disease, exposure to the subsidiary’s products and causation can be established by claimants, the subsidiary generally settles for amounts that reflect the type of disease, the seriousness of the injury, the age of the claimant, the particular jurisdiction of the claim and the number and solvency of the other defendants.

The Company’s approach to accounting for the asbestos claims against its US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable. The costs of resolving possible claims are disclosed as contingent liabilities (refer note 26). At present, based on detailed analysis and the assumptions noted below, the provision for those costs which are both probable and reliably estimable equates to approximately eight years of gross cost, assuming an annual level of approximately US$60m. Whilst further claims are likely to be resolved beyond this eight year period, the associated costs of resolution are not able to be reliably estimated and hence no provision has been made to cover these possible liabilities.

Assumptions made in establishing the provision relate to the number, disease mix and location of future claimants, trends in dismissal rates, settlement and defence costs, resolution of all existing claimants, time scale of resolution of new claimants, the continued solvency of co-defendants and expected insurance recoveries. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provision for the cost of resolving asbestos claims will be an accurate prediction of the actual costs that may be incurred and as a result the provision will be subject to potential revision from time to time as additional information becomes available and to reflect any changes in trends.

Gross cost provision
The provision of $480.0m at January 1, 2005 was increased by $60.0m (the estimated gross cost for an additional year) and reduced by the gross cost incurred in 2005 of $43.2m, to give a closing provision at December 31, 2005 of $496.8m. This represents the estimated gross cost of asbestos for the next eight years, and is equivalent to $398.6m on a discounted basis, or £232.2m.

Movements in the provision for the year were as follows:

	January 1,					January 1,					December 31,
	2004	Discount	Provided	Utilised	Exchange	2005	Discount	Provided	Utilised	Exchange	2005

Undiscounted $’m

Gross cost provision	316.8	–	222.5	(59.3)	–	480.0	–	60.0	(43.2)	–	496.8

Insurance asset	(72.6)	–	–	46.5	–	(26.1)	–	–	11.5	–	(14.6)

Net cost	244.2	–	222.5	(12.8)	–	453.9	–	60.0	(31.7)	–	482.2

Deferred tax asset	(95.2)	–	(86.8)	5.0	–	(177.0)	–	(23.4)	12.4	–	(188.0)

Post-tax net cost	149.0	–	135.7	(7.8)	–	276.9	–	36.6	(19.3)	–	294.2

Discounted $’m

Gross cost provision	316.8	(78.8)	222.5	(59.3)	–	401.2	0.9	39.7	(43.2)	–	398.6

Insurance asset	(72.6)	2.1	–	46.5	–	(24.0)	0.3	–	11.5	–	(12.2)

Net cost	244.2	(76.7)	222.5	(12.8)	–	377.2	1.2	39.7	(31.7)	–	386.4

Deferred tax asset	(95.2)	29.9	(86.8)	5.0	–	(147.1)	(0.5)	(15.5)	12.4	–	(150.7)

Post-tax net cost	149.0	(46.8)	135.7	(7.8)	–	230.1	0.7	24.2	(19.3)	–	235.7

Discounted £’m

Gross cost provision	178.6	(43.0)	121.6	(32.4)	(15.8)	209.0	0.5	21.8	(23.8)	24.7	232.2

Insurance asset	(40.9)	1.1	–	25.4	1.9	(12.5)	0.1	–	6.4	(1.1)	(7.1)

Net cost	137.7	(41.9)	121.6	(7.0)	(13.9)	196.5	0.6	21.8	(17.4)	23.6	225.1

Deferred tax asset	(53.7)	16.3	(47.4)	2.7	5.5	(76.6)	(0.2)	(8.5)	6.8	(9.3)	(87.8)

Post-tax net cost	84.0	(25.6)	74.2	(4.3)	(8.4)	119.9	0.4	13.3	(10.6)	14.3	137.3

The rate used to discount the provision and insurance assets in 2005 was 5.30% (4.25%).

Insurance asset
The insurance asset of $26.1m at January 1, 2005 was reduced by insurance utilisation during the year of $11.5m, to give a closing insurance asset at December 31, 2005 of $14.6m, equivalent to £7.1m on a discounted basis.

Most of the US subsidiaries involved with asbestos claims have had agreements with their respective insurance carriers regarding the defence and settlement of asbestos claims, the terms of which varied for each such subsidiary. These insurance arrangements have resulted in the insurance companies having met substantially all of the amounts such subsidiaries have paid in the past in settlements and defence costs. More of these costs are now being borne by the relevant subsidiaries as these arrangements are assumed, for accounts purposes, to be exhausted.

In February 2006, one of the Company’s US subsidiaries reached a settlement with its insurers covering approximately 20% of the group’s present asbestos costs. Details are provided in note 31.

Certain other US subsidiaries, not party to the recent settlement, continue to pursue litigation and negotiation to maximise the insurance cover available. Litigation proceedings are progressing in the state of California with a view to establishing whether or not substantially all of the primary cover available to one of our US subsidiaries has been exhausted and, to the extent that such cover has been exhausted, the amount of excess cover that is available to it.

Deferred tax asset
The net cost of asbestos is deductible for US taxation at an estimated rate of 39%. At December 31, 2005, the deferred tax asset relating to the discounted asbestos provision, net of insurance, was £87.8m as shown in note 22.

Income statement
The net impact on the income statement, shown under discontinued items in note 9, was a charge of £13.7m. This consists of a discounted charge after tax of £13.3m, as shown in the ‘Provided’ column of the above table, less the net impact of the discount unwind and change in discount rate which was a charge of £0.4m after tax as shown in the ‘Discount’ column of the above table.

Cash flow
The net cash flow impact, shown within net cash inflow from operating activities, was a net cash outflow of £10.6m shown in the ‘Utilised’ column of the above table.

97	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

21	Provisions continued

Risk factors
Factors which could cause actual results to differ from these estimates include: (i) adverse trends in the ultimate number of claimants filing asbestos claims against the Company’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement and/or defence costs, dismissal rates, and/or judgment amounts; (iii) increases or decreases in the amount of insurance available to cover asbestos claims; (iv) the emergence of new trends or legal theories that enlarge the number of potential claimants; (v) the impact of bankruptcies of other defendant companies whose share of liability may be imposed on the Company’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against the Company’s US subsidiaries; and (viii) potential legislative changes.

In light of such factors, the costs of the Company’s US subsidiaries involved in resolving asbestos claims may be materially different from current estimates and consequently might have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, the Company does not expect that such costs will have such a material adverse effect and, even assuming a material deterioration in current trends, on the evidence available to it, the Company does not expect that such claims would impact the ability of the Company to continue as a going concern.

Koppers’ liabilities
Koppers’ environmental obligations and related costs arise primarily from the US chemical and related operations formerly operated by Koppers Company Inc, a company acquired by Beazer PLC which itself was acquired by the Company in 1991. Members of the Beazer group remain contractually and statutorily liable for certain environmental costs relating to these discontinued operations. During 1998 an agreement was signed under which, for a one-off premium and related transaction costs totalling $275.0m, insurance cover of $800.0m in perpetuity (after payment by members of the Beazer group of the first $100.0m of remediation costs arising since January 1, 1998) was provided by subsidiaries of two reinsurance companies, Centre Solutions and Swiss Re.

At the end of 2005, $413.9m of the $800.0m insurance cover had been utilised. The estimate of future probable cost, discounted at 5.3% (5.1%), is shown as a provision of £140.8m at December 31, 2005. These costs are the responsibility of the insurers and hence a receivable of £140.8m is recorded at December 31, 2005 as shown in note 17.

Based upon existing known circumstances, the Company considers that the remaining $386.1m of insurance cover should meet the related future costs, recognising that the estimate of future probable costs could increase. Factors which could cause such remediation costs to increase include (i) unknown adverse conditions arising at sites; (ii) third party claims in excess of estimates; (iii) changes to regulatory requirements; (iv) changes in remediation techniques; and (v) any other significant variations to assumptions made in support of these estimates.

Other provisions
Long-term provisions have been discounted at rates of up to 6.25%.

Reclamation obligations have been established to cover those situations where members of the group have either a statutory or constructive obligation to carry out remedial works. Reclamation provisions are expected to be utilised over the life of the relevant site. Legal, insurance, environmental and other provisions relate to acquisitions, disposals and rationalisations both arising on acquisitions and provided for in current and prior years. Legal, insurance, environmental and other provisions are expected to be utilised on a reducing basis over the next five years, depending in each case on the nature of the underlying obligation.

Where appropriate, reclamation and environmental provisions have been established after taking into account the opinions of suitably qualified and experienced consultants and after estimating the costs in line with current practice and standards.

22	Tax receivable/payable and deferred tax

Current and non-current tax receivable/payable includes expected taxes receivable/payable for tax filings and provisions for potential adjustments by tax authorities with respect to the tax filings in previous years. Examination of tax filings by tax authorities may last several years beyond the year of filing.

Deferred tax assets

	Property, plant	Other	Other
	and equipment	liabilities	assets	Total

	£m	£m	£m	£m

At January 1, 2004	0.5	1.2	0.5	2.2

(Charge)/credit to income statement	(1.7)	1.5	(0.5)	(0.7)

Acquisitions/disposals	0.5	–	–	0.5

Exchange movements	–	(0.1)	–	(0.1)

At December 31, 2004	(0.7)	2.6	–	1.9

Charge to income statement	(0.1)	(1.2)	–	(1.3)

Exchange movements	–	0.1	–	0.1

At December 31, 2005	(0.8)	1.5	–	0.7

98	Notes to the accounts

Back to Contents

22	Tax receivable/payable and deferred tax continued

Deferred tax liabilities

	Property, plant	Other	Other
	and equipment	assets	liabilities	Pensions	Asbestos	Losses	Total

	£m	£m	£m	£m	£m	£m	£m

At January 1, 2004	(526.4)	(3.5)	157.8	14.1	53.7	9.3	(295.0)

(Charge)/credit to income statement	14.6	8.2	(55.0)	35.6	28.4	7.1	38.9

Acquisitions/disposals	–	–	0.2	–	–	0.7	0.9

Credited to reserves	–	–	–	4.9	–	–	4.9

Exchange movements	22.2	(0.1)	(8.0)	2.9	(5.5)	(1.2)	10.3

At December 31, 2004	(489.6)	4.6	95.0	57.5	76.6	15.9	(240.0)

(Charge)/credit to income statement	12.5	(5.8)	(4.0)	(5.0)	1.9	(2.1)	(2.5)

Acquisitions/disposals	(21.2)	(0.4)	0.8	–	–	–	(20.8)

Utilised and other	–	1.7	–	–	–	–	1.7

Credited to reserves	–	–	6.1	5.7	–	–	11.8

Exchange movements	(32.6)	0.1	8.8	6.0	9.3	1.4	(7.0)

At December 31, 2005	(530.9)	0.2	106.7	64.2	87.8	15.2	(256.8)

23	Share capital

The share capital of the Company is shown below:

	2005	2004	2005	2004
	Number	Number	£m	£m

Authorised
Ordinary shares of £0.10 (£0.10)	1,000,000,000	1,000,000,000	100	100

Allotted, called-up and fully paid
Ordinary shares of £0.10 (£0.10)	736,968,849	736,968,849	73.7	73.7

Treasury shares
Ordinary shares of £0.10 (£0.10)	14,685,000	6,350,000	1.5	0.6

During the period January 1, 2005 to December 31, 2005 no ordinary share capital was allotted.

At December 31, 2005, 6,780,839 (7,989,949) ordinary shares were reserved to satisfy rights in respect of various employee share option schemes. The nominal value of reserved shares totalled £0.7m (£0.8m) at the balance sheet date, as set out below:
i)	options were outstanding over 2,927,109 ordinary shares under the Share Option Plan. Of these, 164,775 were exercisable at dates up to 2011 at a subscription price of 473.3p per share and 180,718 were exercisable at dates up to 2012 at a subscription price of 461.75p per share. Subject to performance criteria being met, the remaining options will be capable of being exercised at dates up to 2015. Of these 647,618 had a subscription price of 514.3p per share, 710,196 had a subscription price of 439.6p per share and 1,223,802 had a subscription price of 290.4p per share. At December 31, 2004 options were outstanding over 3,207,545 ordinary shares under the Share Option Plan. Of these 282,883 were exercisable at dates up to 2011 at a subscription price of 473.3p per share. Subject to performance criteria being met, the remaining options will be capable of being exercised at dates up to 2014. Of these 986,516 had a subscription price of 461.75p per share, 710,196 had a subscription price of 439.6p per share and 1,228,372 had a subscription price of 290.4p per share;
ii)	options were outstanding over 3,853,729 (4,461,233) ordinary shares under the Sharesave Scheme and were capable of being exercised at dates up to 2013, with subscription prices ranging from 318.0p to 428.0p per share with an average of 354.75p (332.5p) per share; and
iii)	no options (321,812) were outstanding under the closed Executive Share Option Schemes. The options outstanding at December 31, 2004 all had a subscription price of 356.4p per share.

24 Reconciliation of changes in total equity

							Equity attributable to equity holders of the Company

	Share capital (note 23)	Own shares	Cash flow hedge reserve	Cumulative translation reserve
					Retained earnings	Other reserves		Minority interest	Total equity

	£m	£m	£m	£m	£m	£m	£m	£m	£m

At January 1, 2004	73.7	(8.9)	–	–	1,289.5	972.4	2,326.7	2.7	2,329.4

Recognised income and expense	–	–	–	(12.1)	243.9	–	231.8	(0.3)	231.5

Dividends paid	–	–	–	–	(127.3)	–	(127.3)	–	(127.3)

Employee share awards	–	–	–	–	(1.1)	–	(1.1)	–	(1.1)

Purchase of own shares held in treasury	–	(26.1)	–	–	–	–	(26.1)	–	(26.1)

Disposal of own shares by ESOP Trust	–	4.9	–	–	–	–	4.9	–	4.9

Changes in minority interest	–	–	–	–	–	–	–	(0.3)	(0.3)

At December 31, 2004	73.7	(30.1)	–	(12.1)	1,405.0	972.4	2,408.9	2.1	2,411.0

Restatement for effects of adopting IAS 39	–	–	(9.4)	–	(2.2)	–	(11.6)	–	(11.6)

At January 1, 2005	73.7	(30.1)	(9.4)	(12.1)	1,402.8	972.4	2,397.3	2.1	2,399.4

Recognised income and expense	–	–	6.4	56.8	388.5	–	451.7	0.6	452.3

Dividends paid	–	–	–	–	(136.2)	–	(136.2)	–	(136.2)

Purchase of own shares held in treasury	–	(46.7)	–	–	–	–	(46.7)	–	(46.7)

Purchase of own shares by ESOP Trust	–	(6.0)	–	–	–	–	(6.0)	–	(6.0)

Disposal of own shares by ESOP Trust	–	9.5	–	–	–	–	9.5	–	9.5

Employee share awards	–	–	–	–	0.4	–	0.4	–	0.4

Changes in minority interest	–	–	–	–	–	–	–	(0.4)	(0.4)

At December 31, 2005	73.7	(73.3)	(3.0)	44.7	1,655.5	972.4	2,670.0	2.3	2,672.3

99	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

24	Reconciliation of changes in total equity continued

Own shares
On May 31, 1995 the group established an Employee Share Trust (the “Trust”) approved by shareholders on May 15, 1995. The Trust as at December 31, 2005 held 0.1m (1.0m) ordinary shares in Hanson at a book value of £0.5m (£4.0m) . The Trust waived its rights to dividends payable during the year and to its future dividends on its holding of ordinary shares. The cost of the Hanson Sharesave Scheme, where awards are granted at a discount to the market price of the Company’s shares, Share Option Plan and the Long Term Incentive Plan, is charged to the income statement. During the year, the group contributed £6.0m (£nil) to the Trust.

At December 31, 2005, 14,685,000 shares were held in treasury, none of which has the right to receive dividends. A further 3,565,000 shares were purchased by the Company to be held in treasury during the period January 1 to February 21, 2006. Pursuant to approval given by shareholders at the AGM held on April 20, 2005, as at December 31, 2005 the Company retains the authority to purchase a further 55,350,000 of its own shares up to the end of the AGM to be held in 2006. Details of shares purchased during the year are shown below:

		Nominal value	Average price paid per share,	Total cost of purchasing
	Number of shares purchased	of shares purchased	inclusive of transaction costs	shares held in treasury

Period		£m	(pence)	£m

April 2005	875,000	0.1	471.9	4.2

May 2005	275,000	–	489.3	1.3

September 2005	375,000	–	589.7	2.2

October 2005	4,625,000	0.5	557.4	25.8

November 2005	1,835,000	0.2	598.5	11.0

December 2005	350,000	–	635.9	2.2

Total	8,335,000	0.8	560.0	46.7

The following own shares are held by the Company:

	Employee Share Trust	Treasury Shares	Total

	Number of shares	Number of shares	Number of shares

At January 1, 2005	983,392	6,350,000	7,333,392

Purchased during the year	1,000,000	8,335,000	9,335,000

Distributed during the year	(1,894,945)	–	(1,894,945)

At December 31, 2005	88,447	14,685,000	14,773,447

Cash flow hedge reserve
Movements in the cash flow hedge reserve represent:
–	changes in the fair value of cash flow hedges;
–	the recycling of the above changes through the income statement (totalling £3.7m since January 1, 2005), offsetting therein the impact of the underlying hedged item; and
–	related deferred tax.

The change in the fair value of derivatives in the cash flow hedge reserve in the period relates mainly to interest rate swaps with a maximum maturity date of 2013 hedging floating rate debt. Underlying cash flows are therefore expected to occur until this date.

Cumulative translation reserve
Included within the foreign exchange adjustments of £56.8m (£(12.1)m) is foreign exchange of £0.1m (£(0.3m)) recycled through the income statement on disposal of overseas operations.

Retained earnings
Included within the retained earnings balance of £1,655.5m (£1,402.8m) is £37.6m (£(2.5)m) in respect of joint-ventures and associates of which profit after tax for the current year of £43.2m (£2.0m) and dividends are £32.9m (£19.9m). The undistributed earnings of joint-ventures and associates is £38.9m (£18.0m).

Other reserves
Other reserves represent merger reserves on acquisition of Pioneer International Limited of £216.3m, and £756.1m created on reduction of share capital through the Scheme of Arrangement under Section 425 of the Companies Act.

100	Notes to the accounts

Back to Contents

25	Business combinations

Total cash acquisitions spend for 2005 was £342.9m (£88.4m). On January 4, 2005, Hanson Building Products UK acquired the assets of UK brick manufacturer Marshalls Clay Products for £64.7m and Thermalite, a market leader in aircrete blocks, on March 7 for £124.2m. On June 17, Hanson Aggregates North America acquired the assets of Mission Valley Rock, Berkeley Ready Mix and Berkeley Asphalt, and Hanson Building Products North America acquired the assets of Sherman Pipe, a concrete pipe and precast concrete products business for a total of £108.0m. Other acquisitions made in the year consisted of three quarries in Southern Indiana by Hanson Aggregates North America in December, and a further six acquisitions totalling £46.0m.

During 2004, Hanson Building Products North America acquired the assets of US brick manufacturer Athens Brick for £22.0m on February 19. The assets of concrete pipe manufacturers Waco Precast and WPC Florida, the assets of a roof tile manufacturer in Fort Myers and an aggregates quarry in Sylvania were also acquired by Hanson Aggregates North America on May 14, July 16, June 25 and November 12 respectively for a total of £22.2m. Hanson Aggregates UK acquired contractor Cumbrian Industrials Ltd on September 15 and Hanson Building Products UK acquired brick manufacturer Wilnecote on November 12 for a total of £41.6m. Within Hanson Australia & Asia Pacific two further bolt-on acquisitions totalling £2.6m were made.

	2005	2005	2005	2004	2004	2004

	Total carrying value	Fair value adjustments	Total fair value	Total carrying value	Fair value adjustments	Total fair value

	£m	£m	£m	£m	£m	£m

Intangible assets (other than goodwill)	–	25.6	25.6	–	4.4	4.4

Property, plant and equipment	107.6	26.2	133.8	29.6	9.8	39.4

Inventories	22.8	(0.4)	22.4	7.6	(0.3)	7.3

Receivables	20.8	6.2	27.0	11.3	(0.4)	10.9

Cash and cash equivalents	0.1	–	0.1	4.1	–	4.1

Payables	(20.5)	(9.2)	(29.7)	(11.0)	(0.5)	(11.5)

Borrowings	(1.9)	–	(1.9)	(1.9)	–	(1.9)

Provisions	(1.6)	(0.8)	(2.4)	(0.1)	(0.2)	(0.3)

Deferred tax (liabilities)/assets	(6.9)	(13.9)	(20.8)	0.9	–	0.9

	120.4	33.7	154.1	40.5	12.8	53.3

Goodwill on acquisition			190.1			35.1

			344.2			88.4

Consideration:
Cash paid			340.5			87.7

Other consideration			1.3			–

Acquisition costs (primarily legal and accounting fees)			2.4			0.7

Total consideration			344.2			88.4

Included in the goodwill recognised above are items that cannot be individually separated and reliably measured due to their nature. These include new customers and synergy benefits.

For the period since acquisition, turnover of £143.8m and operating profit of £17.1m in respect of the current year acquisitions is included within the income statement as continuing operations. If the acquisitions had taken place at the beginning of the financial year, the continuing operating profit of the group would have been £491.4m (£417.0m) and turnover from continuing operations would have been £3,777.9m (£3,581.5m) .

The preliminary allocation of the purchase consideration to net assets and liabilities will be reviewed based on additional information up to December 31, 2006. The Directors do not anticipate that any net adjustments resulting from such reviews will have a material effect on the financial position or results of Hanson’s operations. In respect of acquisitions in 2004, there were no material subsequent amendments to the preliminary allocations made.

Goodwill of £36.9m arising on current year acquisitions is deductible for tax purposes.

26	Contingent liabilities

Litigation relating to certain discontinued operations
Certain of the Company’s US subsidiaries, either directly or as a result of indemnity obligations, are the subject of claims or lawsuits both on an individual and class action basis for bodily injury or property damage, relating to products incorporating asbestos, coal by-products and chemicals, in particular for the wood treating industry.

Asbestos
The Company’s approach to accounting for the asbestos claims against its US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable (refer note 21). The costs of resolving possible claims are disclosed as contingent liabilities. At present, based on detailed analysis and the assumptions noted below, the provision for those costs which are both probable and reliably estimable equates to approximately eight years of gross cost assuming an annual level of approximately US$60m. Whilst further claims are likely to be resolved beyond this eight year period, the associated costs of resolution are not able to be reliably estimated and hence no provision has been made to cover these possible liabilities.

Assumptions made in establishing the provision relate to the number, disease mix and location of future claimants, trends in dismissal rates, settlement and defence costs, resolution of all existing claimants, time scale of resolution of new claimants, the continued solvency of co-defendants and expected insurance recoveries. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provision for the cost of resolving asbestos claims will be an accurate prediction of the actual costs that may be incurred and as a result the provision will be subject to potential revision from time to time as additional information becomes available and to reflect any changes in trends. Factors which could cause actual results to differ from these estimates include: (i) adverse trends in the ultimate number of claimants filing asbestos claims against the Company’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement and/ or defence costs, dismissal rates, and/or judgement amounts; (iii) increases or decreases in the amount of insurance available to cover asbestos claims; (iv) the emergence of new trends or legal theories that enlarge the number of potential claimants; (v) the impact of bankruptcies of other defendant companies whose share of liability may be imposed on the Company’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against the Company’s US subsidiaries; and (viii) potential legislative changes.

101	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

26	Contingent liabilities continued

In light of such factors, the costs of the Company’s US subsidiaries involved in resolving asbestos claims may be materially different from current estimates and consequently might have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, the Company does not expect that such costs will have such a material adverse effect and, even assuming a material deterioration in current trends, on the evidence available to it, the Company does not expect that such claims would impact the ability of the Company to continue as a going concern.

Details of asbestos claims against the Company’s US subsidiaries and the Company’s approach to provisioning (and the associated contingent liabilities) are detailed in note 21. At December 31, 2005, approximately 131,350 claimants were outstanding. The amounts of compensation formally claimed in the cases initially filed by these claimants vary but typically follow standard formulations that are used in various jurisdictions by various plaintiffs’ law firms. Of the claimants outstanding as of December 31, 2005, Hanson estimates that approximately 52% do not specify a dollar claim for damages, approximately 44% claim an amount “greater than US$25,000” and approximately 4% specify various amounts, typically “greater than” specified amounts between US$50,000 and US$1m. Hanson is not aware of any claim specifying an amount greater than US$40m. Hanson does not believe that the specific dollar amount mentioned in any claim is an accurate gauge of what relief, if any, the claimant may eventually recover from one of Hanson’s US subsidiaries, and most claimants fail to allocate their alleged claims of liability amongst the various named defendants.

Coal by-products and chemicals
These claims and lawsuits relate primarily to former US chemical products and operations, in particular those relating to the wood treating and coal tar derivative industries; products and operations which are unrelated to the group’s present business and activities. In such cases where one of the Company’s subsidiaries is involved, there are often several potential defendants named in the claim or lawsuit. Since the demergers in 1996 no settlements have been paid by, or judgments rendered against, any of the Company’s subsidiaries which have had or could have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flow in connection with any such claims or lawsuits. In a number of instances, the claim or lawsuit against the subsidiary has not been pursued and has been dismissed. With respect to those claims or lawsuits that have been or are being pursued, the subsidiary concerned generally believes itself to have had or to have meritorious defences and such claims and lawsuits have been and are being vigorously defended.

The costs of defence and the amounts that are claimed by the plaintiffs, particularly in those lawsuits which involve numerous claimants, can be significant with claims amounting to tens of millions of dollars. The unpredictable aspects of the US litigation process and the potential for juries to award punitive damages mean that there is a possibility that the Company’s subsidiary may suffer at some stage a significant adverse verdict. Insurance issues do arise on these claims and lawsuits, both in terms of settlement and defence coverage, the outcome of which can be uncertain. In certain instances no insurance coverage may be available to the relevant subsidiary. The insurance cover referred to in note 21 relating to the Koppers’ environmental obligations does not apply to the bodily injury claims and lawsuits described in this note, although it will address certain of the property damage claims. The cost relating to these claims is shown in note 21.

Other litigation
Several of the Company’s US subsidiaries are subject to litigation in California courts arising out of sand dredging operations on submerged lands leased from the state of California. The litigation involves allegations that these subsidiaries underpaid royalties due under the leases and that sand was dredged from state owned lands without authorisation. The litigation includes claims by the state of California under California statutes providing for the recovery of treble damages and certain fines, penalties and attorney fees where the wrongful conduct involves false statements or conversion of state owned property. A press release by the California Attorney General states that he is seeking damages of $200m, although the complaint actually filed in court does not specify the amount of damages sought. Initial indications from the court regarding the interpretation of the relevant leases have not served to clarify the situation and further submissions have been made by all parties involved. Whatever the ultimate ruling of the court, the decision is likely to be appealed. Other issues raised by the Attorney General’s complaint have not yet been addressed and will be vigorously defended. In light of the uncertainties involved in any litigation, no assurances or predictions can be made on the outcome of this litigation.

Various subsidiaries of the Company are also the subject of a number of other pending legal proceedings. The Company does not anticipate that the outcome of these proceedings, either individually or in aggregate, will have a material adverse effect upon the Company’s consolidated financial condition, results of operations or cash flow. However, in light of the uncertainties involved in any litigation and in particular in the USA, where there is the added potential for punitive damage awards, there can be no guarantee that a settlement might have to be made by, or an unfavourable judgement may be rendered against, the Company or one of its subsidiaries, which could have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flow in connection with the above mentioned non-asbestos claims and lawsuits.

Demergers
In connection with the demergers, each of the four companies into which the Company demerged its respective businesses agreed to indemnify the Company against, among other things, the past, present and future obligations and liabilities of the businesses transferred to it on its respective demerger while the Company agreed to indemnify each of these companies against, among other things, the past, present and future obligations and liabilities of all other businesses owned or previously owned by the Company (including the businesses transferred to the other demerged companies). Neither the Company nor any of its existing subsidiaries has incurred any liability in respect of a claim that related to the above-mentioned businesses demerged by the Company, any such liability being borne by the relevant demerged company without liability to the Company or any of its existing subsidiaries. The Energy Group PLC, one of the demerged companies, was acquired by TXU Corp. in 1998. In November 2002, TXU Corp. announced that several of TXU Corp’s UK subsidiaries had been placed under the administration process in the UK, including The Energy Group PLC. The Energy Group PLC itself is therefore unlikely to be able to fulfil its indemnification obligations to the Company and its existing subsidiaries if and when required. The Company is, however, not aware of any claims against it or its subsidiaries that would give rise to an indemnity obligation owed to the Company or its subsidiaries, on the part of The Energy Group PLC.

Bonds and guarantees
As at December 31, 2005 the group had contingent liabilities in respect of bank guarantees and performance bonds given to third parties amounting to £20.3m (£19.3m), of which £0.2m (£0.2m) relates to former trading activities of the group; £99.7m (£81.6m) in surety bonds issued primarily to US public authorities by US insurance companies in respect of reclamation liabilities of £51.6m (£42.1m), performance bonds of £38.0m (£31.2m) and other surety obligations of £10.1m (£8.3m) . The group’s bankers have also issued letters of credit of £91.4m (£78.5m), primarily relating to environmental and restoration obligations and the deductible element of insurance programmes. Whilst the group holds provisions (see note 21) for certain liabilities to which the bonds and guarantees relate, the liabilities under the bonds and guarantees are not directly recorded on the consolidated balance sheet.

102	Notes to the accounts

Back to Contents

27	Commitments

Group as lessee:
 The future minimum rental commitments as at December 31, for finance leases and non-cancellable operating leases, together with the present value of minimum lease payments under finance leases, are as follows:

	Operating leases		Finance leases

	2005	2004	2005	2004

	£m	£m	£m	£m

Within one year	31.1	24.3	0.4	0.7

After one year but not more than two years	25.9	20.1	0.2	0.4

After two years but not more than three years	21.7	16.8	–	0.2

After three years but not more than four years	16.8	13.4	–	–

After four years but not more than five years	14.8	11.7	–	–

After more than five years	128.5	132.6	–	–

Total minimum lease payments	238.8	218.9	0.6	1.3

Less amount representing finance charges			(0.1)	(0.2)

Present value of minimum lease payments			0.5	1.1

Future minimum sublease receivable	(8.6)	(11.3)	–	–

28	Pensions and other post-retirement benefits

i)	Description of plans and details of cash contributions

Hanson has several funded defined benefit pension plans. The principal plans are in the UK and the USA. The benefits provided by these plans are based primarily on years of credited service and final average pensionable pay as defined under the respective plan provisions. Hanson also provides benefits from unfunded non-qualified plans in the USA and post-retirement employee welfare benefits in the USA and Canada.

The UK defined benefit plans were closed to new employees joining the group after July 2002 and a new defined contribution plan was established. In the UK, the current level of employer contributions to the defined contribution plan ranges from 5-10% of pensionable salaries dependent on the level of employee contribution. Other than for those employees covered by pre-existing collective bargaining arrangements, the US defined benefit plan was closed to new employees joining the group after July 2005 and a new defined contribution plan was established. In the USA, the current level of employer contributions to the defined contribution plan ranges from 3-6% of pensionable salaries dependent on the level of employee contribution.

During 2005, the group continued with its own review of funding policy of the main UK and US defined benefit plans which built on the work carried out in earlier years. The group continues to adopt a funding policy that targets the accrued benefit obligation, which is higher than applicable statutory minimum funding levels in each country. Group companies, together with the relevant trustees of the various defined benefit plans, have a long-term goal of matching the liabilities of the defined benefit plans by investing in assets of an appropriate nature.

Contributions by the group totalled £59.1m in the year (2004: £57.8m), principally in the UK, USA, Canada and Australia. This is represented by regular contributions of £31.1m (2004: £38.0m) and additional contributions of £12.1m (2004: £8.4m) to defined benefit plans; contributions to defined contribution plans of £12.1m (2004: £7.6m); and contributions to multi-employer plans of £3.8m (2004: £3.8m) (multi-employer plans are principally in the USA, and provide defined benefits to certain of the group’s union employees). Multi-employer plans are accounted for as defined contribution schemes since it is not possible to isolate the individual components of the charge that relate to the group from the other employers that participate in the plans. In addition to the ongoing regular contributions, group companies are scheduled to make additional payments of £8.4m in each of the next three years (to the principal UK defined benefit plan). No conclusion has currently been reached on the level of contributions to other plans. Contributions relating to multi-employer plans are based on negotiated collective bargaining agreements. The surpluses and deficits in the multi-employer plans are not considered to have a material impact on the Company.

Employee benefit obligations
The amounts recognised in the balance sheet are as follows:

	Pension plans	Pension plans	Post- employment medical benefits	Post- employment medical benefits

	2005	2004	2005	2004

	£m	£m	£m	£m

Present value of funded obligations at 31 December	(1,998.7)	(1,779.5)	–	–

Fair value of plan assets at 31 December	1,991.6	1,742.2	–	–

	(7.1)	(37.3)	–	–

Present value of unfunded obligations	(13.7)	(11.2)	(103.3)	(80.4)

Net liability	(20.8)	(48.5)	(103.3)	(80.4)

Represented by amounts in the balance sheet:

Liabilities	(47.7)	(76.1)	(103.3)	(80.4)

Assets	26.9	27.6	–	–

Net liability	(20.8)	(48.5)	(103.3)	(80.4)

There are three UK pension plans and five US plans with an IAS 19 surplus at December 31, 2005. These plans had a combined net asset of £26.6m and £0.3m respectively. The remaining plans (including post-retirement medical plans) had a net deficit of £151.0m.

103	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

28 Pensions and other post-retirement benefits continued

The amounts recognised in the income statement and statement of recognised income and expense are as follows:

			Post-	Post-
			employment	employment
	Pension	Pension	medical	medical
	plans	plans	benefits	benefits

	2005	2004	2005	2004

	£m	£m	£m	£m

Current service cost (defined benefit plans)	31.1	37.1	1.1	1.1

Current service cost (defined contribution plans)	12.1	7.6	–	–

Current service cost (multi-employer plans)	3.8	3.8	–	–

Total recognised in operating profit	47.0	48.5	1.1	1.1

Interest costs on plan obligations	98.6	96.2	4.6	3.0

Expected return on plan assets	(108.7)	(111.2)	–	–

Total recognised in net finance costs	(10.1)	(15.0)	4.6	3.0

Total expense recognised in the income statement	36.9	33.5	5.7	4.1

Actual return on plan assets	(216.2)	(125.7)	–	–

Less: Expected return on plan assets	108.7	111.2	–	–

Actuarial gain on plan assets	(107.5)	(14.5)	–	–

Actuarial losses on plan obligations	98.3	37.3	16.3	2.9

Other actuarial gains and losses	0.9	–	–	–

Net actuarial (gain)/loss recognised in the statement of recognised income and expense	(8.3)	22.8	16.3	2.9

Changes in the present value of the defined benefit obligation are as follows:

			Post-	Post-
	Defined	Defined	employment	employment
	benefit	benefit	medical	medical
	pension plans	pension plans	benefits	benefits

	2005	2004	2005	2004

	£m	£m	£m	£m

At January 1	(1,790.7)	(1,737.6)	(80.4)	(87.9)

Current service cost for defined benefit plans	(31.1)	(37.1)	(1.1)	(1.1)

Employee contributions	(6.2)	(7.3)	–	–

Interest costs on plan obligations	(98.6)	(96.2)	(4.6)	(3.0)

Actuarial losses on plan obligations	(98.3)	(37.3)	(16.3)	(2.9)

Liabilities assumed in a business combination	(11.5)	–	–	–

Benefits paid	89.0	83.2	9.0	8.5

Exchange movements	(65.0)	41.6	(9.9)	6.0

At December 31	(2,012.4)	(1,790.7)	(103.3)	(80.4)

Changes in the fair value of plan assets are as follows:

	Defined	Defined
	benefit	benefit
	pension plans	pension plans

	2005	2004

	£m	£m

At January 1	1,742.2	1,686.5

Expected return on plan assets	108.7	111.2

Actuarial gains on plan assets	107.5	14.5

Contributions by employee	6.2	7.3

Contributions by employer	43.2	46.4

Assets acquired in a business combination	10.6	–

Benefits paid	(89.0)	(83.2)

Exchange movements	62.2	(40.5)

At December 31	1,991.6	1,742.2

Overall the group expects to contribute at broadly the same level to its defined benefit pension plans in 2006 subject to maintaining plan funding at the accumulated benefit obligation (ABO) level in the USA and Canada. The contributions to the main defined benefit plan in the USA are expected to be lower than for 2005 as approximately 35% of the members of this plan elected to join the new defined contribution plan.

The major categories of plan assets as a percentage of total plan assets are as follows:

	2005	2004

	%	%

Equity	41.7	46.3

Bonds	51.7	44.2

Property	5.0	4.5

Cash and other	1.6	5.0

Total	100.0	100.0

104	Notes to the accounts

Back to Contents

28	Pensions and other post-retirement benefits continued

ii)	Assumptions

To develop the expected long-term rate of return on assets assumptions, the group considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was weighted based on the asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio, resulting in weighted average assumptions of 5.6% for the UK and 6.75% for the USA at December 31, 2005.

The major assumptions used to determine the liabilities on an IAS 19 basis for the principal US and UK defined benefit plans are set out below:

	UK	UK	US	US

	2005	2004	2005	2004

	%	%	%	%

Discount rates at December 31	4.80	5.30	5.60	5.75

Future salary increases	4.25	4.50	4.25	4.25

Future pension increases	2.75	2.75	–	–

Expected rate of return on plan assets:
Equity	7.00	7.25	8.00	8.00

Bonds	4.50	4.60	5.50	5.50

Property	7.00	7.25	8.00	8.00

Cash and other	5.00	5.00	5.00	5.00

Weighted average expected return across plans	5.60	5.70	6.75	7.00

Investigations have been carried out into the mortality experience of the major schemes in both the UK and the USA. These investigations concluded that the current mortality assumptions retain prudent allowance for future improvements in longevity and therefore have been used in both 2005 and 2004. For the UK plans, the mortality table “PA(90) rated down 5 years” was used in retirement for current pensioners and PXA92 (C=2014) for future pensioners. In the USA, the mortality table “GAM83 series” was adopted in retirement for both current and future pensioners.

The current life expectancies underlying the value of the accrued liabilities for the principal UK and US defined benefit plans in 2005 and 2004 are:

	UK	US

Current pensioners (at age 65 – males)	18.0	16.7

Current pensioners (at age 65 – females)	22.5	21.3

Future pensioners (at age 65 – males)	19.3	16.7

Future pensioners (at age 65 – females)	22.3	21.3

Additional assumptions for post-retirement medical plans:

	2005	2004

Annual increase in healthcare costs for US healthcare plans – initial	9.0%	10.0%

Annual increase in healthcare costs for US healthcare plans – ultimate	5.0%	5.0%

Year that the rate reaches ultimate trend rate	2009	2009

A one percentage point change in the assumed rate of increase/decrease to healthcare costs would have the following effects:

	One	One
	percentage	percentage
	point increase	point decrease

	£m	£m

Effect on the aggregate of the service cost and interest cost	0.4	(0.3)

Effect on defined benefit obligation	5.4	(5.0)

The effect of experience gains and losses on plan assets and liabilities for the current and prior period are as follows:

			Post-	Post-
	Defined	Defined	retirement	retirement
	benefit	benefit	medical	medical
	pension plans	pension plans	benefits	benefits

	2005	2004	2005	2004

	£m	£m	£m	£m

Present value of defined benefit obligation	(2,012.4)	(1,790.7)	(103.3)	(80.4)

Fair value of plan assets	1,991.6	1,742.2	–	–

Net liability	(20.8)	(48.5)	(103.3)	(80.4)

Difference between actual and expected return on plan assets:
Amount (£m)	107.5	14.5	–	–

Percentage of plan assets (%)	5.4%	0.8%	–	–

Experience gains and (losses) on plan liabilities:
Amount (£m)	(14.6)	115.3	(14.0)	6.9

Percentage of plan liabilities (%)	0.7%	(6.4)%	13.6%	(8.6)%

As required under IAS 19, the effects of experience gains and losses on plan assets and liabilities shown above for 2005 and 2004 exclude the effects of changes in actuarial assumptions.

105	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

29	Financial risk management

Exposure to liquidity, credit, and market price risk arises as a result of the day-to-day business activities of the group and the financing of those activities. Derivative financial instruments are used to hedge exposures to fluctuations in interest rates, foreign exchange rates, and commodity prices.

a)	Funding and Liquidity Risk
In addition to the high level of free cash flow of the group, Hanson operates a prudent approach to liquidity management using a mixture of long-term debt together with short-term debt, cash and investments to meet its liabilities when due. This approach allows the group to respond quickly to strategic market opportunities as they arise.

The group’s core funding is provided by two US$750m bonds maturing in September 2010 and March 2013 respectively. In addition the group holds the following facilities:

–	A £500m revolving credit facility expiring in April 2010. In April 2005, Hanson entered into a five year £500m multi-currency revolving credit facility arranged by Barclays Capital and J.P. Morgan plc with a syndicate of banks. This replaced a £519.2m facility due to expire in March 2006. The new facility contains a US$947m swingline advance facility and a sub-limit of up to £300m for Australian dollar loan note advances.
–	A US$475m syndicated credit facility expiring in July 2009. This facility is available to be drawn as either cash advances or standby letters of credit.
–	Two A$200m bilateral revolving credit facilities maturing in September 2006 and September 2007.

Committed bank facilities

	Expiring	Remaining

	£m	£m

2005	–	947.7

2006	85.5	862.2

2007	85.5	776.7

2008	–	776.7

2009	276.7	500.0

2010	500.0	–

b)	Credit Risk
Credit risk represents the loss which Hanson would suffer if a counterparty failed to meet its contractual obligations. This is an inherent risk in the day to day operations of the group.

The Board’s policy for mitigating credit risk is to enter into financial transactions with counterparties with a A-/A3 credit rating for long-term transactions and F2/P-2/A2 for short-term transactions. In addition, each counterparty and country are allocated limits for cash and short-term investments. Cash deposits and investments have a maximum term of three months.

At December 31, 2005 there were no significant risk weighted concentrations of credit risk. The maximum exposure under cash and short-term investments to a single counterparty at December 31, 2005 represented no more than 17% of group cash and short term investments.

c)	Market Risk
Market risk is the risk of loss arising from movements in market variables such as interest rates, exchange rates, and commodity prices.

Market risk is incurred by Hanson as a result of borrowing to meet its financing obligations, by holding investments which earn interest, by operating in currencies other than sterling and by purchasing commodities as inputs into its operations.

Ongoing monitoring of these risks is performed and risks are mitigated by utilising appropriate risk management products.

(i)	Interest rate risk
The group’s policy on interest rate risk is designed to limit the group’s exposure to fluctuating interest rates. This is achieved by limiting the level of floating interest rate exposure to a maximum determined by both the level of debt and the level of operating profit of the group at any point in time. This approach, which is consistent with the group’s target for leverage, will mean, other things being equal, that for any given level of debt, a higher level of operating profit will result in a higher limit on the level of floating rate debt in the group (and vice versa). Consistent with this policy, at December 31, 2005 the group held 56% of net debt at fixed rates. Hanson uses interest rate swaps as part of fair value hedges, to swap fixed rate debt into floating rates and as part of cash flow hedges to swap floating rate debt into fixed rates, in line with the policy described above. Derivatives are classified separately in the balance sheet as an asset or liability as appropriate.

106	Notes to the accounts

Back to Contents

29	Financial risk management continued

In respect of interest-earning financial assets and interest bearing financial liabilities, the following table indicates their weighted average effective interest rates at the balance sheet date and the periods in which they reprice or mature. Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. The other financial assets and liabilities of the group that are not included in the table below are non-interest bearing and are therefore not subject to interest rate risk.

The effective interest rate and repricing or maturity analysis is as follows:

					Fixed interest

		Weighted
		average
		effective		At floating	Total at fixed						More than
		interest rate	Total	interest rates	interest rates	1 year or less	1-2 years	2-3 years	3-4 years	4-5 years	5 years
As at
December 31, 2005	Notes	%	£m	£m	£m	£m	£m	£m	£m	£m	£m

Financial liabilities:
Bank overdrafts	20	4.86	(20.9)	(20.9)	–	–	–	–	–	–	–

Bank loans
(including effect of
interest rate swaps)	20	5.30	(371.2)	(264.1)	(107.1)	–	(0.3)	(42.7)	–	(21.4)	(42.7)

Commercial paper
(including effect of
interest rate swaps)	20	3.26	(787.4)	(641.8)	(145.6)	–	–	(58.2)	(87.4)	–	–

Debenture loans
(including effect of
interest rate swaps)	20	6.09	(890.1)	(593.6)	(296.5)	(5.3)	–	–	–	(145.6)	(145.6)

Finance leases	20		(0.8)	–	(0.8)	(0.6)	(0.2)	–	–	–	–

Other loans	20		(2.2)	–	(2.2)	(0.6)	(0.5)	(0.4)	(0.2)	(0.2)	(0.3)

			(2,072.6)	(1,520.4)	(552.2)	(6.5)	(1.0)	(101.3)	(87.6)	(167.2)	(188.6)

Less:
Effect of interest
rate swaps			–	540.8	(540.8)	(10.5)	(199.8)	101.0	87.4	(293.3)	(225.6)

Total financial
liabilities excluding effect
of interest rate swaps			(2,072.6)	(979.6)	(1,093.0)	(17.0)	(200.8)	(0.3)	(0.2)	(460.5)	(414.2)

Financial assets:
Cash and deposits	18	4.21	1,083.0	1,083.0	–	–	–	–	–	–	–

Net debt	20		(989.6)	103.4	(1,093.0)	(17.0)	(200.8)	(0.3)	(0.2)	(460.5)	(414.2)

Floating/Fixed comparison (based on net debt)*	44%	56%

Weighted average fixed rate*		6.3%
Weighted average fixed period*		5.1 years

*Including effect of interest rate swaps

During 2005, US$250m of the interest rate swaps relating to the 2013 US$750m 5.25% fixed rate bond were cancelled, leaving US$500m swapped to floating rates.

(ii) Foreign exchange risk
Due to the nature of the group’s products, which are generally uneconomic to transport long distances, there are few foreign exchange transaction exposures in the course of the group’s day-to-day business. The group does, however, have the majority (67.9%) of its net assets in overseas locations denominated in foreign currencies, principally US dollars (42.2% of its net assets). As a consequence, changes in exchange rates affect both reported profit and asset values. The exposure of asset values to changes in foreign exchange rates is controlled to an extent by matching a proportion of currency assets with currency liabilities using both debt and foreign exchange contracts. This means that falling overseas exchange rates will give rise to falling asset values and lower levels of net debt in sterling terms. The interest cost of currency liabilities also provides a partial hedge for foreign currency income.

The following table summarises the group’s net balance sheet currency exposure as at December 31, 2005:

	2005	2005	2005	2005	2005	2004	2004	2004	2004	2004

			Equity	Net foreign				Equity	Net foreign
	Gross capital	Net	shareholders’	exchange	Net currency	Gross capital	Net	shareholders’	exchange	Net currency
	employed	(debt) cash	funds	contracts	exposure	employed	(debt) cash	funds	contracts	exposure

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	1,225.7	303.6	1,529.3	173.0	1,702.3	1,096.3	324.2	1,420.5	175.7	1,596.2

US Dollar	1,551.2	(691.5)	859.7	(398.6)	461.1	1,182.2	(426.9)	755.3	(407.8)	347.5

Australian Dollar	598.6	(170.9)	427.7	(92.2)	335.5	549.8	(202.3)	347.5	(17.0)	330.5

Euro	86.1	(549.1)	(463.0)	519.1	56.1	97.1	(484.3)	(387.2)	421.5	34.3

Other	198.0	118.3	316.3	(201.3)	115.0	178.7	94.1	272.8	(172.4)	100.4

Total	3,659.6	(989.6)	2,670.0	–	2,670.0	3,104.1	(695.2)	2,408.9	–	2,408.9

(iii) Commodity price risk
Hanson is exposed to price risk on fuel and energy purchases in its operations. Commodity price risk is managed by a combination of physical supply agreements and derivative instruments. Derivative transactions are typically recognised as non-designated hedge relationships.

The notional and carrying values of commodity hedges outstanding at December 31, 2005 is as follows:

	2005	2004

	£m	£m

Carrying Value	(0.2)	(1.0)

Notional Value	4.1	21.0

107	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

29	Financial risk management continued

(iv)	Hedging
Hanson uses derivatives to mitigate market price risk. Hedges are classified into the following types:

Fair value hedges
For effective fair value hedges, the hedging instrument is recorded at fair value on the balance sheet, with changes in fair value being taken through the income statement. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged. Hanson uses fixed to floating interest rate swaps to hedge US$500m of each of the US$750m fixed rate bonds outstanding. In addition, the group hedges £199.8m of fixed rate bank debt with interest rate swaps.

Cash flow hedges
For cash flow hedges, the fair value of the hedge is carried on the balance sheet. The hedged item is either held off-balance sheet or recorded at historic or amortised cost, depending upon the type of transaction. For effective hedges, changes in the fair value of the hedging instrument are taken to equity. They are then recycled through the income statement in the period during which the hedged item impacts the income statement.

Included in the group’s cash flow hedges are US$250m and A$250m of floating to fixed interest rate swaps hedging short-term floating rate borrowings. The maximum length of time over which the variability in future cash flows of forecast transactions, excluding floating rate borrowings, are hedged is under one year.

Net investment hedges
The group holds forward exchange contracts as hedges of its foreign currency investments. The value of such contracts is set out in the currency exposure table in section c) (ii) of this note.

Non-designated hedges
As IFRS has stringent rules under which hedge accounting may be applied, it is not considered practicable to apply hedge accounting for a small number of hedges (including hedges of commodities). Such hedges are deemed non-designated under IAS 39 and are recognised at fair value on the balance sheet with changes in their fair value being recognised immediately through the income statement.

The amount of hedge ineffectiveness during the year was not significant.

d)	Fair value of financial instruments
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties on an arm’s length basis. For financial instruments carried at fair value, market prices or rates are used to determine fair value where an active market exists. Hanson uses forward prices for valuing forward foreign exchange and commodity contracts and uses swap models with present value calculations based on market yield curves to value interest rate swaps. For short-term assets and liabilities the carrying amount is approximate to their fair value.

All derivative financial assets and liabilities are shown at fair value on the balance sheet. Under IAS 39 hedge accounting rules, only the portions of the two US$750m bonds which form part of an effective fair value hedge are shown at fair value in the balance sheet. The fair value of bonds at December 31, 2005 was £940.4m (£878.4m at 31 December 2004), compared to their carrying value of £889.7m as at December 31, 2005.

		2005	2005	2004	2004

		(IAS 39)	(IAS 39)	(FRS13)	(FRS13)
		Book value	Fair value	Book value	Fair value

Fair value of financial assets and liabilities	Notes	£m	£m	£m	£m

Primary financial instruments held or issued to finance the group’s operations:
Current borrowings	20	(911.0)	(911.0)	(1,031.2)	(1,040.9)

Non-current borrowings	20	(1,161.6)	(1,212.3)	(1,058.3)	(1,161.0)

Cash and short-term deposits	18	1,083.0	1,083.0	1,394.3	1,394.3

Net debt		(989.6)	(1,040.3)	(695.2)	(807.6)

Derivative financial instruments held to manage the interest rate and currency profile of financial assets and liabilities:
Net interest rate swaps	17 and 19	6.4	6.4	4.6	21.2

Derivative financial instruments held to manage cash flows:
Commodity swaps	19	(0.2)	(0.2)	–	(1.0)

Derivative financial instruments held to manage the currency profile of the net asset investment in overseas subsidiaries:
Net forward exchange contracts	17 and 19	(5.7)	(5.7)	44.6	44.6

For those financial assets and liabilities which bear either a floating rate of interest or no interest, fair value is estimated to be equivalent to book value.

For non-current receivables (note 17), payables (note 19) and provisions (note 21) fair value is estimated to be equivalent to book value, and is not included in the table above.

108	Notes to the accounts

Back to Contents

29	Financial risk management continued

e)	Financial risk management disclosures for 2004 under FRS 13
As described in note 1, Accounting policies, this is the first year that the group has applied IAS 32 and IAS 39. Comparative data for 2004, in the tables above, has been reproduced from the 2004 Annual Report and presented under UK GAAP (Financial Reporting Standard 13). This analysis is set out more fully below.

The group’s policy is to hedge the following exposures:
–	interest rate risk – using currency swaps and, or interest rate swaps
–	foreign exchange risk – using forward foreign currency contracts.

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
The table below analyses movements in the fair values of derivatives used to hedge financial assets and liabilities:

	2004	2004	2004

	Fair	Fair	Total net
	value	value	assets
	assets	liabilities	(liabilities)

	£m	£m	£m

Unrecognised gains and losses on hedges at January 1	49.6	(24.2)	25.4

Gains and losses arising in previous years that were recognised during the year	(1.3)	0.2	(1.1)

Gains and losses arising before January 1 that were not recognised during the year	48.3	(24.0)	24.3

Gains and losses arising in the year that were not recognised during the year	(10.6)	1.8	(8.8)

Unrecognised gains and losses on hedges at December 31	37.7	(22.2)	15.5
Of which:
Gains and losses expected to be recognised within one year	–	(1.3)	(1.3)

Gains and losses to be recognised after more than one year	37.7	(20.9)	16.8

The interest rate and currency profile of the financial assets and liabilities of the group are as follows:

	Fixed rate financial assets and liabilities

		Floating rate	Fixed rate		Weighted
		financial	financial	Weighted	average period
		assets,	assets,	average	for which
	Total	(liabilities )	(liabilities )	interest rate	rate is fixed

	2004	2004	2004	2004	2004

Interest rate risk	£m	£m	£m	%	years

Sterling
Assets	1,125.6	1,125.6	–

Liabilities	(625.7)	(625.7)	–

Net	499.9	499.9	–

US dollar
Assets	764.9	764.9	–

Liabilities	(1,599.6)	(1,117.3)	(482.3)	7.05	2.3

Net	(834.7)	(352.4)	(482.3)

Australian dollar
Assets	1.9	1.9	–

Liabilities	(221.1)	(165.6)	(55.5)	6.60	2.4

Net	(219.2)	(163.7)	(55.5)

Euro
Assets	457.0	457.0	–

Liabilities	(519.9)	(519.9)	–

Net	(62.9)	(62.9)	–

Other
Assets	94.0	94.0	–

Liabilities	(172.3)	(172.3)	–

Net	(78.3)	(78.3)	–

Total
Assets	2,443.4	2,443.4	–

Liabilities	(3,138.6)	(2,600.8)	(537.8)	7.00	2.3

Net debt	(695.2)	(157.4)	(537.8)

	100%	23%	77%

The amounts in the above table are shown after taking account of currency and interest rate swaps undertaken to manage the interest rate exposure of the group. It also includes the principal amount of any forward exchange contracts undertaken to manage the translation exposure of the net assets of overseas subsidiaries.

In the table above, fixed rate US dollar liabilities represent the $681.6m of the $750m bond repayable on September 15, 2005 and $250m of the $750m bond due September 27, 2010. The fixed rate liabilities in Australian dollars represent the net notional principal of interest rate swaps. Interest rate swaps starting at dates in the future are included in the weighted average period, but excluded from the weighted average rate. Floating rate financial assets comprise cash deposits, the receivable element of forward exchange contracts and commercial paper. The majority of floating rate financial assets and liabilities bear interest based on the equivalents of LIBOR.

The group has taken advantage of the FRS 13 exemption to exclude current receivables and payables from this note. Also excluded is the Koppers’ liability and other discounted provisions which are accounted for at a discount rate of 5.1% . These are all non interest bearing.

109	Notes to the accounts

Back to Contents
Notes to the accounts continued for the 12 months ended December 31, 2005

30	Related party transactions

Transactions entered into and trading balances outstanding with related parties are as follows:

	Joint-ventures	Joint-ventures	Associates	Associates

	2005	2004	2005	2004

	£m	£m	£m	£m

Sales to related parties	27.1	28.1	3.6	9.0

Purchases from related parties	168.2	119.1	6.7	9.9

Details of transactions with Directors are given in the auditable part of the Remuneration report.

Terms and conditions of transactions with related parties
Amounts due from and to joint-ventures and associates are disclosed in notes 17 and 19 respectively. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2005, the group has not made any provision for doubtful debts relating to amounts owed by related parties (2004: £nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

31	Subsequent events

On January 30, 2006, Hanson announced that it had completed the acquisition of PaverModule, Inc., a supplier of concrete pavers in Florida, USA, and Red Bank Manufacturing Company Limited, a producer of terracotta clay and concrete products in Derbyshire, UK for a total consideration of approximately £60.0m.

On January 31, 2006, the operations of Seagoe, a drainage business based in Northern Ireland, classified as held for sale at December 31, 2005, was sold.

On February 13, 2006, Hanson announced that one of its US subsidiaries, responsible for approximately 20% of the group’s present asbestos costs, had reached a settlement with its insurers. The settlement is effective from January 1, 2006 and resolves a number of issues relating to historic insurance policies which provided insurance cover for a range of claims, including those relating to asbestos.

Under the settlement, the subsidiary will pay the first $35.0m of its future asbestos costs, which the subsidiary estimates will be paid over approximately three years. Thereafter, the subsidiary’s asbestos costs will be paid in full by the insurance carriers up to agreed, and undisclosed, limits. These limits, assuming they are not used for non-asbestos claims, are expected to provide asbestos insurance cover for this subsidiary well beyond 2020. As detailed in note 21, the group’s total cost of asbestos, before tax, is estimated to average approximately $60.0 million per annum over the next eight years. Based on these estimates, this settlement would reduce the net cost by 20% to $48.0 million per annum, after 2008.
32	Restatement for first-time adoption of IFRS

For periods up to and including the year ended December 31, 2004, the group prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). These financial statements for the year ended December 31, 2005 are the first the group is required to prepare in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

The significant accounting policies are set out in note 1. In preparing these financial statements, the group has started from an opening balance sheet as at January 1, 2004 (the group’s date of transition to IFRS), and made those changes in accounting policies and other restatements required by IFRS 1 for the first-time adoption of IFRS. The group has taken advantage of the exemption not to restate comparatives for IAS 32 “Financial Instruments: Disclosure and Presentation” (IAS 32) and IAS 39 “Financial Instruments: Recognition and measurement” (IAS 39) but to apply these standards from January 1, 2005.

This note explains the principal adjustments made by the group in restating its UK GAAP consolidated balance sheet at December 31, 2004 and January 1, 2005, together with its consolidated income and cash flow statements for the year ended December 31, 2004 against its previously published UK GAAP financial statements.

The group issued a press release providing detailed guidance on the group’s preliminary restatement at January 1, 2004 and December 31, 2004 from UK GAAP to IFRS on June 2, 2005. There is a change from the preliminary restatement in relation to the January 1 and December 31, 2004 for deferred tax balances. This relates primarily to a change in the interpretation in accounting for IAS 12 “Income taxes” regarding the tax bases of depreciable assets that can be recognised in calculating deferred tax, as well as certain other temporary difference adjustments. The impact is to decrease the deferred tax liability at December 31, 2004 by £0.5m; decrease the deferred tax asset at December 31, 2004 by £32.8m; and increase the tax charge on continuing operations before impairments for the year ended December 31, 2004 by £51.3m.

Since the preliminary restatements, certain other amounts have been reclassified to conform with current period presentation. There is no change to the UK GAAP reported numbers for the year ended December 31, 2004 and previous years.

Exemptions applied
IFRS 1 “First-time Adoption of International Financial Reporting Standards” permits companies adopting IFRS for the first time to take advantage of certain optional and mandatory exemptions from applying IFRS with full retrospective effect in the transition period.

Hanson PLC has elected to take advantage of the following exemptions in its adoption of IFRS:
–	Business combinations: The group has elected not to restate business combinations on an IFRS basis prior to the date of transition, other than to adjust the carrying value of goodwill to reclassify separately identifiable intangible assets previously reported within that goodwill at date of transition;

–	Property, plant and equipment: The group has elected not to measure property, plant and equipment at their fair values at the date of transition to IFRS and not to use those fair values as their deemed cost;

–	Employee benefits: All cumulative actuarial gains and losses have been recognised in equity on transition to IFRS. The group will continue to apply this treatment, with all actuarial gains and losses being recognised in the statement of recognised income and expense;

–	Cumulative translation differences: IAS 21 “The Effect of Changes in Foreign Exchange Rates” requires that on the disposal of a foreign operation, the cumulative amount of exchange differences recognised within equity for the retranslation of that operation be recognised within the income statement as part of the profit or loss on disposal. The group has adopted the exemption which allows these cumulative exchange differences to be set to zero at the date of transition. Had the group not taken advantage of this exemption, the impact on transition to IFRS would have been in line with the principles explained in the group’s US GAAP reconciliation;

–	Financial instruments: The group has taken advantage of the exemption not to restate its comparative financial information for IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” but to apply these standards from January 1, 2005. As a result, the comparative information is presented in line with UK GAAP as previously stated. A reconciliation of the impact on equity of adopting IAS 32 and IAS 39 in 2005 is provided below. On adoption of IAS 39, the group has elected to designate existing financial instruments as a financial asset or financial liability at their fair value on January 1, 2005, the date of transition. The impact of applying IAS 39 on a retrospective basis and not taking advantage of this exemption would have been similar to principles explained in the group’s US GAAP reconciliation apart from the impact of US GAAP transition rules;

–	Share-based payments: The group has taken advantage of the exemption to apply IFRS 2 “Share-based Payment” only to awards made after November 7, 2002 which have not vested at January 1, 2005. Had the group not applied this elective exemption, then the impact of adopting IFRS 2 would have been similar to the pro forma information provided for FAS 123 “Share-based payments” under US GAAP.

110	Notes to the accounts

Back to Contents
32	Restatement for first-time adoption of IFRS continued

The group has complied with the following mandatory exemptions on adoption of IFRS:
–	Estimates – The group’s estimates under IFRS at the date of transition to IFRS are consistent with estimates made at the same date under UK GAAP;
–	Assets classified as held for sale and discontinued operations – The group has applied the requirements of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” on a prospective basis from January 1, 2004, applying the transitional requirements of the standard;
–	Financial instruments – The group has applied the derecognition requirements of IAS 39 on a prospective basis for transactions occurring on or after January 1, 2005. As required under IAS 39, the group has measured all its derivatives for which hedge accounting is applied, at fair value and has eliminated all deferred losses and gains arising on derivatives reported under UK GAAP.

Reconciliation of consolidated income statement
for the year ended December 31, 2004

			IFRS	2005	IFRS
			restatement	discontinued	disclosed
	UK GAAP	IFRS	at December	operations	in 2005
	published	adjustments	31, 2004	reclassification	comparatives

	£m	£m	£m	£m	£m

Continuing operations:
Turnover – group and share of joint-ventures’ and associates’ turnover	3,810.2	(374.7)	3,435.5	(52.5)	3,383.0

Less joint-ventures’ turnover	(264.2)	264.2	–	–	–

Less associates’ turnover	(81.7)	81.7	–	–	–

Group turnover*	3,464.3	(28.8)	3,435.5	(52.5)	3,383.0

Costs and overheads	(3,128.2)	95.0	(3,033.2)	50.4	(2,982.8)

Group operating profit before impairments*	336.1	66.2	402.3	(2.1)	400.2

Share of joint-ventures’ and associates’ profit after tax	13.6	12.8	26.4	(3.2)	23.2

Operating profit before impairments	349.7	79.0	428.7	(5.3)	423.4

Operating impairments	–	(51.2)	(51.2)	21.9	(29.3)

Operating profit	349.7	27.8	377.5	16.6	394.1

Finance costs	(100.0)	(98.0)	(198.0)	–	(198.0)

Finance income	40.1	111.1	151.2	–	151.2

Net finance costs	(59.9)	13.1	(46.8)	–	(46.8)

Profit before taxation	289.8	40.9	330.7	16.6	347.3

Tax on continuing operations before impairments	(80.1)	45.0	(35.1)	1.7	(33.4)

Tax on impairments	60.4	(54.1)	6.3	–	6.3

Taxation on continuing operations	(19.7)	(9.1)	(28.8)	1.7	(27.1)

Profit after taxation – continuing operations	270.1	31.8	301.9	18.3	320.2

Discontinued operations:
Current year profit/(loss) after tax of discontinued operations	–	1.9	1.9	(18.3)	(16.4)

Profit on disposals in the current year, after tax	(78.3)	88.7	10.4	–	10.4

Loss on disposals in prior years, after tax	–	(50.0)	(50.0)	–	(50.0)

Profit on disposal of fixed assets	1.8	(1.8)	–	–	–

Profit after taxation – discontinued operations	(76.5)	38.8	(37.7)	(18.3)	(56.0)

Profit for the year	193.6	70.6	264.2	–	264.2

Dividends – paid	(42.8)	42.8	–	–	–

Dividends – proposed	(93.4)	93.4	–	–	–

	57.4	206.8	264.2	–	264.2

Profit for the year attributable to:
Equity holders of the company	193.6	70.7	264.3	–	264.3

Minority interest	–	(0.1)	(0.1)	–	(0.1)

	193.6	70.6	264.2	–	264.2

Dividends
Paid in the year	–	127.3	127.3	–	127.3

*The use of the word ‘Group’ reflects that the results of joint-ventures and associates that are accounted for under the equity method are excluded.

111	Notes to the accounts

Back to Contents
Notes to the accounts continued for the 12 months ended December 31, 2005

32	Restatement for first-time adoption of IFRS continued

Reconciliation of consolidated balance sheet

	As at	As at	As at	Restatement	As at
	Dec 31, 2004	Dec 31, 2004	Dec 31, 2004	on Jan 1, 2005	Jan 1, 2005

	UK GAAP	IFRS		IAS 39
	published	adjustments	IFRS	adjustments	IFRS

	£m	£m	£m	£m	£m

Assets
Non-current assets
Intangible assets	700.9	23.7	724.6	–	724.6

Property, plant and equipment	2,440.1	(1.5)	2,438.6	–	2,438.6

Investments	287.1	24.8	311.9	–	311.9

Receivables	162.2	(3.1)	159.1	38.3	197.4

Pension plan surpluses	–	27.6	27.6	–	27.6

Deferred tax assets	–	1.9	1.9	–	1.9

	3,590.3	73.4	3,663.7	38.3	3,702.0

Current assets
Inventories	308.4	(12.6)	295.8	–	295.8

Trade and other receivables	984.2	(196.2)	788.0	0.5	788.5

Tax receivable	–	6.2	6.2	–	6.2

Cash and cash equivalents	1,394.3	–	1,394.3	–	1,394.3

	2,686.9	(202.6)	2,484.3	0.5	2,484.8

Assets held for sale	–	12.6	12.6	–	12.6

Total assets	6,277.2	(116.6)	6,160.6	38.8	6,199.4

Liabilities
Non-current liabilities
Payables	–	(31.9)	(31.9)	(24.6)	(56.5)

Borrowings	(1,058.3)	–	(1,058.3)	(34.8)	(1,093.1)

Provisions	(635.2)	193.1	(442.1)	–	(442.1)

Pension and post-retirement plan deficits	–	(156.5)	(156.5)	–	(156.5)

Tax payable	–	(94.9)	(94.9)	–	(94.9)

Deferred tax liabilities	(111.5)	(128.5)	(240.0)	–	(240.0)

	(1,805.0)	(218.7)	(2,023.7)	(59.4)	(2,083.1)

Current liabilities
Trade and other payables	(689.0)	127.1	(561.9)	14.9	(547.0)

Borrowings	(1,031.2)	–	(1,031.2)	(5.9)	(1,037.1)

Provisions	–	(99.7)	(99.7)	–	(99.7)

Tax payable	(26.9)	(6.2)	(33.1)	–	(33.1)

	(1,747.1)	21.2	(1,725.9)	9.0	(1,716.9)

Total liabilities	(3,552.1)	(197.5)	(3,749.6)	(50.4)	(3,800.0)

Net assets	2,725.1	(314.1)	2,411.0	(11.6)	2,399.4

Equity
Called-up share capital	73.7	–	73.7	–	73.7

Own shares	(30.1)	–	(30.1)	–	(30.1)

Cash flow hedge reserve	–	–	–	(9.4)	(9.4)

Cumulative translation reserve	–	(12.1)	(12.1)	–	(12.1)

Retained earnings	1,709.1	(304.1)	1,405.0	(2.2)	1,402.8

Other reserves	972.4	–	972.4	–	972.4

Attributable to equity holders of the Company	2,725.1	(316.2)	2,408.9	(11.6)	2,397.3

Minority interest	–	2.1	2.1	–	2.1

Total equity	2,725.1	(314.1)	2,411.0	(11.6)	2,399.4

112	Notes to the accounts

Back to Contents
32 Restatement for first-time adoption of IFRS continued

Reconciliation of consolidated cash flow statement
for the 12 months ended December 31, 2004

	UK GAAP	IFRS
	published	adjustments	IFRS

	£m	£m	£m

Cash inflow from operating activities
Net cash inflow from operating activities before interest and tax	559.1	19.9	579.0

Interest received	40.4	25.6	66.0

Interest paid (including interest element of finance lease rental payments of £0.6m)	(93.6)	(25.6)	(119.2)

Taxation paid	(18.3)	–	(18.3)

Dividends received from joint-ventures and associates	19.9	(19.9)	–

	507.5	–	507.5

Cash flow from investing activities
Purchase of property, plant and equipment and intangible assets	(198.6)	–	(198.6)

Sale of property, plant and equipment and assets held for sale	18.5	–	18.5

Purchase of investments	(16.2)	–	(16.2)

Disposal of investments	18.4	–	18.4

Acquisitions of operations	(88.4)	–	(88.4)

Disposals of operations	59.4	–	59.4

Cash and cash equivalents in operations acquired or disposed of	1.0	–	1.0

	(205.9)	–	(205.9)

Cash flow from financing activities

Dividends paid to shareholders	(127.3)	–	(127.3)

Purchase of own shares in treasury	(26.1)	–	(26.1)

Management of cash and liquid resources	44.0	(44.0)	–

Repayment of short-term loans	(298.0)	298.0	–

Proceeds of bank loans	76.8	(76.8)	–

Repayment of debenture loans	(16.5)	16.5	–

Capital element of finance leases	(1.0)	1.0	–

Decrease in borrowings (including finance lease payments of £1.0m)	–	(445.3)	(445.3)

Increase in borrowings	–	206.6	206.6

	(348.1)	(44.0)	(392.1)

Net cash outflow after financing	(46.5)	(44.0)	(90.5)

Foreign exchange	61.9	(70.9)	(9.0)

Cash and cash equivalents at beginning of the year	111.0	1,377.5	1,488.5

Cash and cash equivalents at end of year	126.4	1,262.6	1,389.0

The transition to IFRS from UK GAAP has had no impact on the cash flows of the group. The IFRS changes shown above are presentational only. Under UK GAAP, the cash flow statement included cash at bank and overdrafts whereas IFRS also includes short-term deposits (£1,262.6m) in the definition of cash and cash equivalents for cash flow purposes.

113	Notes to the accounts

Back to Contents
Notes to the accounts continued for the 12 months ended December 31, 2005

32 Restatement for first-time adoption of IFRS continued

	Called-up		Cash flow	Cumulative
	share	Own	hedge	translation	Retained	Other	Minority	Total
	capital	shares	reserve	reserve	earnings	reserve	interest	equity

Restatement of total equity on transition to IFRS	£m	£m	£m	£m	£m	£m	£m	£m

UK GAAP as at January 1, 2004	73.7	(8.9)	–	–	1,692.1	972.4	–	2,729.3

IFRS adjustments:
Share-based payments	–	–	–	–	(0.4)	–	–	(0.4)

Goodwill and intangible assets	–	–	–	–	0.5	–	–	0.5

Pensions and other post-retirement benefits	–	–	–	–	(218.1)	–	–	(218.1)

Dividends	–	–	–	–	84.5	–	–	84.5

Provisions	–	–	–	–	(11.9)	–	–	(11.9)

Taxation	–	–	–	–	(257.2)	–	–	(257.2)

Reclassification of minority interest	–	–	–	–	–	–	2.7	2.7

Total IFRS adjustments	–	–	–	–	(402.6)	–	2.7	(399.9)

IFRS as at January 1, 2004	73.7	(8.9)	–	–	1,289.5	972.4	2.7	2,329.4

UK GAAP as at December 31, 2004	73.7	(30.1)	–	–	1,709.1	972.4	–	2,725.1

IFRS adjustments:
Share-based payments	–	–	–	–	(0.3)	–	–	(0.3)

Goodwill and intangible assets	–	–	–	–	51.3	–	–	51.3

Joint-ventures and associates	–	–	–	–	(0.5)	–	–	(0.5)

Pensions and other post-retirement benefits	–	–	–	–	(225.6)	–	–	(225.6)

Provisions	–	–	–	–	(13.0)	–	–	(13.0)

Dividends	–	–	–	–	93.4	–	–	93.4

Reclassification of minority interest	–	–	–	–	–	–	2.1	2.1

Taxation	–	–	–	–	(221.5)	–	–	(221.5)

Foreign exchange	–	–	–	(12.1)	12.1	–	–	–

Total IFRS adjustments	–	–	–	(12.1)	(304.1)	–	2.1	(314.1)

IFRS as at December 31, 2004	73.7	(30.1)	–	(12.1)	1,405.0	972.4	2.1	2,411.0

UK GAAP as at January 1, 2005	73.7	(30.1)	–	–	1,709.1	972.4	–	2,725.1

IFRS adjustments:
Financial instruments	–	–	(9.4)	–	(2.2)	–	–	(11.6)

Share-based payments	–	–	–	–	(0.3)	–	–	(0.3)

Goodwill and intangible assets	–	–	–	–	51.3	–	–	51.3

Joint-ventures and associates	–	–	–	–	(0.5)	–	–	(0.5)

Pensions and other post-retirement benefits	–	–	–	–	(225.6)	–	–	(225.6)

Provisions	–	–	–	–	(13.0)	–	–	(13.0)

Dividends	–	–	–	–	93.4	–	–	93.4

Reclassification of minority interest	–	–	–	–	–	–	2.1	2.1

Taxation	–	–	–	–	(221.5)	–	–	(221.5)

Foreign exchange	–	–	–	(12.1)	12.1	–	–	–

Total IFRS adjustments	–	–	(9.4)	(12.1)	(306.3)	–	2.1	(325.7)

IFRS as at January 1, 2005	73.7	(30.1)	(9.4)	(12.1)	1,402.8	972.4	2.1	2,399.4

Reconciliation of profit on transition to IFRS	Profit for the year

for the year ended December 31, 2004	£m

UK GAAP	193.6

IFRS adjustments:
Share-based payments	0.1

Goodwill and intangible assets	50.6

Joint-ventures and associates	(0.5)

Pensions and other post-retirement benefits	3.4

Provisions	(2.2)

Taxation	19.6

Reclassification of minority interest	(0.1)

Cumulative foreign exchange on disposal	(0.3)

Total IFRS adjustments	70.6

IFRS	264.2

114	Notes to the accounts

Back to Contents
32 Restatement for first-time adoption of IFRS continued

Explanation of IFRS adjustments
A summary of the significant differences between UK GAAP and IFRS and the impact to the group is as follows:

a)   Goodwill and intangible assets
Principal difference: Under UK GAAP, goodwill was capitalised and amortised through the income statement over its estimated economic life, usually assumed to be no more than 20 years. Under IFRS, goodwill is no longer amortised, but is frozen at the UK GAAP carrying value at the transition date and subjected to an annual impairment test. IFRS requires that negative goodwill is recognised in the income statement as it arises. UK GAAP required acquired intangible assets to be capitalised where they could be reliably measured and amortised over their economic life. IFRS stipulates that intangible assets should be capitalised where they are separable from the entity or arise from contractual or other legal rights.

Under UK GAAP and IFRS, certain separable intangible assets are required to be capitalised and amortised over their useful economic life and under IFRS, such assets are classified apart from goodwill (although within the intangible asset category).

Transition impact (as at January 1, 2004): Negative goodwill with a carrying value of £0.5m has been transferred to reserves. Intangible assets, previously recognised within the goodwill balance, with a carrying value of £7.8m, have been separately identified within intangible assets.

Income statement impact (for the year ended December 31, 2004): The goodwill amortisation change of £48.7m recorded under UK GAAP has been reversed. In addition, the amortisation charge of £3.9m relating to goodwill held within joint-ventures and associates has been written back to the income statement. A charge of £2.0m has been recorded in respect of the amortisation of intangible assets recognised under IFRS which were not separately recognised under UK GAAP.

Balance sheet impact (as at December 31, 2004): Goodwill and intangible assets have increased by £51.3m, consisting of the 2004 amortisation charge reversal of £48.7m; a write back of the negative goodwill at January 1, 2004 of £0.5m; less £1.8m (net of a foreign exchange impact of £0.2m) for the amortisation of intangible assets; and adding back goodwill amortisation of £3.9m for goodwill held within joint-ventures and associates.

Goodwill has also been tested for impairment, for the year ended December 31, 2004 and at the IFRS transition date of January 1, 2004, in accordance with IFRS. An adjustment of £1.4m to operating impairments, shown within joint-ventures’ and associates’ impairments of £21.9m, was required to reflect the impact on the carrying value of goodwill of reversing amortisation in 2004 (see section f) ‘Joint-ventures and associates’ below).

b)   Pensions and other post-retirement benefits
Principal difference: Under UK GAAP, the group provided for the cost of pension and other post-retirement benefits over employee service lives in accordance with SSAP 24 “Accounting for pension costs”. The group also provided additional disclosures under FRS 17 “Retirement benefits” based on the valuation methodologies required by the standard. IAS 19 “Employee Benefits” takes a similar valuation approach to FRS 17, requiring the surplus or deficit relating to defined benefit post-retirement schemes to be recognised directly at fair value on the group’s balance sheet. IAS 19 permits entities to recognise the effects of any movements in the surpluses or deficits immediately in reserves, in common with FRS 17, or to introduce these movements gradually, using a corridor approach. Hanson has adopted the same treatment that is required under FRS 17.

Like FRS 17, IAS 19 requires the service cost element of pensions and other post-retirement benefit plans to be recognised separately from the financing elements. The net financing charge includes the impact of the unwinding of the discount on the schemes’ liabilities in the current year and the expected return on the schemes’ assets. Under IAS 19, Hanson has shown the service cost within operating profit and the net finance charge as part of finance costs. Under SSAP 24, both elements were included within operating profit.

Under UK GAAP, an asset or liability in respect of pension and post-retirement medical schemes was reported on the balance sheet to the extent that the timing of any payments differed from the charge or credit reported for the period. IFRS requires that pensions and other post-retirement benefit plan assets are carried at their fair value and plan liabilities are carried at their present value at the balance sheet date.

Transition impact (as at January 1, 2004): A provision for employee benefit deficits of £139.6m has been recognised at the transition date, which replaces provisions of £121.1m previously recognised under UK GAAP. The pension prepayment (reported within trade and other receivables under UK GAAP) of £199.6m has also been derecognised on transition to IFRS. The overall impact is a reduction in total equity of £218.1m on transition.

Income statement impact (for the year ended December 31, 2004): Under UK GAAP the group recorded a pension charge of £36.9m and a charge relating to other post-retirement benefits of £4.1m totalling £41.0m within operating profit. Under IFRS, the group has reflected a total 2004 charge of £37.6m, representing an operating charge of £49.6m and a net financing credit of £12.0m. Accordingly, Hanson has reduced its operating profit by £8.6m and reported income of £12.0m within net finance costs. A deferred tax charge of £0.9m has been recognised in 2004 in respect of the additional pension charge, which is included within the total taxation adjustment (c) explained below.

Balance sheet impact (as at December 31, 2004): The closing balance sheet prepayment under UK GAAP is £204.9m and the closing balance sheet provision is £114.2m. Under IFRS, the prepayment is written off and the provision is increased by £14.7m, taking the pension provision to £48.5m and post-retirement medical schemes provision to £80.4m, totalling £128.9m. This represents the pre-tax deficit on the group’s schemes at the balance sheet date and comprises the total of the deficits recognised at the transition date above, adjusted for the charge recognised in the year, cash payments in the period and actuarial gains and losses totalling £7.5m.

c)   Taxation
Principal difference
The scope of deferred tax under IAS 12 is wider than under UK GAAP. Under IFRS, deferred tax is required to be provided on all temporary differences; that is, the difference between the carrying value of assets and liabilities included in the financial statements and the basis of those assets and liabilities for tax purposes. Under UK GAAP, deferred tax is provided on timing differences that have not reversed at the balance sheet date; that is, items (e.g. pensions) which, for tax purposes, are taxable or deductible in periods different from those in which they are accounted for in the financial statements. UK GAAP prohibits recognition of deferred tax on certain timing differences defined in the standard.

Transition impact (as at January 1, 2004)
The deferred tax opening balance has increased by £257.2m. This is primarily due to liabilities arising on temporary differences in respect of historic UK and US mineral reserve revaluations for which there is a requirement to provide deferred tax under IFRS but which were not previously required to be provided for under UK GAAP.

Income statement impact (for the year ended December 31, 2004)
In 2004, under UK GAAP, a deferred tax credit of £18.7m was recognised. Under IFRS, an additional deferred tax credit of £19.6m has been recognised. This principally relates to the change in the deferred tax liability balances with respect to the mineral reserves as well as the write-up, for Australian tax purposes, of Australian assets under a recently introduced Australian tax consolidation regime.

Closing balance sheet impact
At December 31, 2004, a deferred tax asset of £1.9m was recognised together with an increase in the deferred tax liability of £223.4m compared to the UK GAAP liability of £111.5m. This is principally a result of the increased deferred tax liability in respect of mineral reserves net of deferred tax benefits recognised on the write-up in Australian assets, for Australian tax purposes, under a new Australian tax consolidation regime.

115	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

32	Restatement for first-time adoption of IFRS continued

d)	Dividends
Principal difference: Under UK GAAP, dividends are recognised in the period to which they relate. In practice this means that the group accrues for the final dividend proposed. Under IFRS, dividends are recognised in the period in which they are declared and approved. In practice, this results in the final dividend for the year being recognised in the following year, since this is when it is declared and approved.

Transition impact (as at January 1, 2004): No accrual is required for the 2003 final dividend of £84.5m, since this was declared and paid in 2004. As a result, the accrual for this dividend is not recognised on transition.

Income statement impact (for the year ended December 31, 2004): The final 2004 dividend of £93.4m approved by shareholders in 2005 has been credited to the 2004 income statement and increased by the final 2003 dividend approved in 2004 of £84.5m. The net impact of this adjustment is a £8.9m credit to retained profit.

Balance sheet impact (as at December 31, 2004): No accrual is required for the 2004 final dividend of £93.4m, since this was declared and paid in 2005.

e)	Provisions
Principal difference: Under UK GAAP, the group’s restoration obligation provisions are discounted by applying a market assessed discount rate to increases in its estimated obligation recognised each period, IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” requires the group to apply the current market assessed discount rate to the whole obligation.

Transition impact (as at January 1, 2004): On transition to IFRS, the group has increased its restoration obligations as a result of this change in policy by £17.4m. This has resulted in an increase in the group’s assets of £5.5m directly as a result of the change in discount rates. The net impact of these adjustments on equity is £11.9m.

Income statement impact (for the year ended December 31, 2004): This has resulted in an increase to financing costs of £2.1m and an increase in depreciation of £0.1m in the year.

Balance sheet impact (as at December 31, 2004): The change has resulted in an overall increase in provisions of £14.8m and an additional asset of £1.8m. The change is due to the additional financing cost and depreciation charge during the period and has a net impact on equity of £13.0m.

f)	Joint-ventures and associates
Principal difference: Under UK GAAP, Hanson uses the gross equity method of consolidation to account for its share of its joint-ventures’ results and assets and liabilities, which it presents on two separate lines in its balance sheet. It uses the equity method to account for its share of its associates’ results and net assets. Under IFRS, Hanson has elected to apply the equity method to both its joint-ventures and associates. This has had no impact on net profit, but requires that the group’s share of profit from joint-ventures and associates is disclosed after finance costs and tax. This has been disclosed in the Consolidated income statement after group operating profit and before operating profit before impairments.

The group’s joint-ventures and associates are required to adopt IFRS for the purposes of reporting to Hanson and the adjustment below reflects the impact that this has had on the group’s share of their profit after tax.

Impact: The adoption of IFRS by the group’s joint-ventures and associates increases the share of their profits by £0.9m before an additional impairment charge of £1.4m, giving a net £0.5m reduction in profit after tax.

Operating profit before impairments increases by £8.9m due to the £0.9m above and £8.0m of reclassifications. The reclassifications consist of an add back of £20.5m of impairments (shown separately below operating profit before impairments) and a deduction of £3.2m of finance costs and £9.3m of tax which are shown within the joint-ventures and associates’ column.

g)	Share-based payments
Principal difference: Hanson operates a number of share-based incentive schemes. Under UK GAAP, it recognises the cost of these over the performance period, based on the number of awards expected to vest and their cost (calculated on an intrinsic value method) to the group. Under IFRS 2 “Share-based Payment”, an expense is recognised in the profit and loss account for share-based awards expected to vest over their performance period, based on the fair value of equity instruments granted at the date of the award. Black Scholes, Binomial and Monte Carlo simulation models are used, as appropriate, to calculate the IFRS 2 fair value at the date the award is granted. The charge to the income statement under IFRS 2 is only calculated on awards made after November 7, 2002 as a result of the transition option applied by the group.

Transition impact (as at January 1, 2004): The opening liability for cash-settled awards of £0.4m has been reclassified from retained earnings where it was recorded under UK GAAP. As under UK GAAP, IFRS required that movement in the cumulative income statement charge and utilisation for equity-settled schemes is shown as a reserve movement within equity. This results in no impact to the opening balance sheet for equity-settled awards.

Income statement impact (for the year ended December 31, 2004): The application of IFRS 2 has resulted in a credit for 2004 of £0.1m against costs and overheads disclosed within operating profit.

Balance sheet impact (as at December 31, 2004): The cash-settled liability recorded in the balance sheet is £0.3m as a result of an income statement credit of £0.1m. As the net income statement charge for equity-settled schemes as a result of the transition to IFRS is £nil in 2004, the overall impact on equity reserves as a result of the transition to IFRS is also £nil. A deferred tax asset of £3.6m has been recognised in respect of future tax deductions.

h)	Minority interest
Principal difference: Under UK GAAP the group did not disclose the share of profits and losses of minority interests separately on the face of the income statement or balance sheet on grounds of immateriality. Hanson has made this disclosure on the face of the income statement and balance sheet under IFRS to highlight to the reader that the group has minority shareholders in certain of its subsidiaries.

Impact: The group has reclassified £2.7m at January 1, 2004 from trade and other payables, £0.1m as a loss attributable to minority interest from costs and overheads within the income statement for the year ended December 31, 2004, and £2.1m at December 31, 2004 from trade and other payables to minority interest.

i)	Reclassifications and other items

i)	Under UK GAAP the group discloses asset impairments as exceptional items within operating profit. UK GAAP requires that material items which are unusual by virtue of size or incidence must be disclosed as exceptional, where this is necessary to show a true and fair view. Under IFRS, Hanson has changed the format of its income statement and as a result, the group has disclosed some of its UK GAAP operating exceptional items in a separate “operating impairments” line. IFRS is less prescriptive than UK GAAP regarding income statement formats; however, IAS 1 still encourages entities to disclose additional lines on the face of the income statement to assist the reader in understanding the entity’s financial performance. As such, impairment charges have been reclassified from costs and overheads to operating impairments, increasing operating profit before impairments by £29.3m. Changes to the disclosure of impairments relating to joint-ventures and associates are described in section (f) ‘Joint-ventures and associates’ above.

116	Notes to the accounts

Back to Contents

32	Restatement for first-time adoption of IFRS continued

ii) UK GAAP required that profits/losses on the sale of fixed assets and investments and on the sale and termination of operations were shown separately on the face of the income statement as exceptional items, where these were material. As noted above, IFRS is less prescriptive regarding income statement formats. It requires key elements relating to discontinued operations to be disclosed separately from continuing operations, highlighting the results of discontinued operations and the profit or loss on disposal of the operation. These amounts are disclosed after tax and are included separately in Hanson’s income statement below profit after taxation. In order to aid the reader’s understanding of the group’s performance, the profits and losses on disposal of operations are split between those relating to current year disposals and additional profits and losses relating to disposals which took place in previous periods. This latter category includes charges in respect of increases to the group’s asbestos provision.

This has resulted in operating profit after impairments being reduced by £1.1m due to two reclassifications. Current year profit after tax from operations discontinued in the year of £1.9m has been reclassified from turnover, costs and overheads, operating profit and taxation into a new section of the income statement showing discontinued operations. This has resulted in a reduction in turnover of £28.8m and a reduction in costs and overheads of £26.9m.

Profits on sale of fixed assets of £0.8m disclosed within non-operating exceptional items have been reclassified to costs and overheads.

The resulting exceptional profits and losses on the disposal of discontinued operations have then been analysed into disposals which have taken place in the current period and costs incurred relating to disposals in previous periods. Exceptional tax gains and losses of £38.0m have been reclassified from taxation to form part of the profit or loss on disposal of the operation to which they relate. A credit of £39.1m is recorded against ‘Profit/loss from prior year’s disposals’ and a charge of £1.1m is reclassified to ‘Profit/loss on current year’s disposals’. The total loss due to discontinued operations decreases by £38.8m as a result of the above reclassifications plus an additional net loss of £0.3m explained in paragraph iii) below.

Profits on the disposal of fixed assets investments of £1.0m have been reclassified from non-operating exceptional items to profit/loss on current year disposals.

iii)   Cumulative translation exchange losses of £24.7m arising in the year have been reclassified from retained earnings to the cumulative translation reserve as at December 31, 2004. As permitted by IFRS 1, this reserve was set to £nil on January 1, 2004 and the cumulative foreign exchange amount for 2004 has been transferred into the cumulative translation reserve. This has had no impact on net assets. Under IFRS, cumulative exchange differences are taken into the calculation of the profit or loss on the sale of a business to which they relate. UK GAAP does not require these to be taken into account. An amount of £0.3m of cumulative exchange losses has been reclassified from the cumulative translation reserve to profit/loss on current year’s disposals which forms part of discontinued operations in the income statement.

iv)   An element of the group’s capitalised software with a net carrying value of £2.2m has been reclassified from property, plant and equipment under UK GAAP to intangible assets in accordance with IFRS as at January 1, 2004. At December 31, 2004, this balance is £3.3m.

v)   Goodwill with a net carrying value of £27.0m held within goodwill under UK GAAP, has been reclassified to investment in joint-ventures and associates. In addition, the transition of the group’s joint-ventures and associates to IFRS has resulted in an increase in the group’s investment of £0.9m, increasing the group’s investment in joint-ventures and associates by £27.9m in total.

vi)   IFRS requires provisions, creditors and debtors which are expected to be settled within one year from the balance sheet date to be classified as current liabilities. Long-term creditors with a value of £31.9m have been reclassified from short-term to long-term creditors under IFRS. Long-term debtors of £47.2m have been reclassified from ‘Trade and other receivables’ to ‘Long-term receivables’ which are partially offset by a reclassification of £50.3m long-term debtors being reclassified to ‘Trade and other receivables’. The portion of provisions expected to be settled within one year has been disclosed separately and includes a reclassified amount of £99.7m. In addition, the Koppers’ insurance asset and liabilities have been included within long-term receivables and provisions on the face of the balance sheet.

j)	Explanation of IFRS adjustments to the balance sheet on January 1, 2005
The group adopted IAS 32 “Financial Instruments: Disclosure and Presentation” (IAS 32) and IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) on January 1, 2005, having taken advantage of the exemption not to restate comparatives for IAS 32 and 39. The impact of the opening balance sheet adjustments as a result of this change in accounting policy are shown in the reconciliation of the consolidated IFRS balance sheet at that date. The principal differences are explained as follows:

Previously, derivative financial instruments (derivatives) were not required to be recognised on the balance sheet at fair value where they were hedging a defined financial risk (i.e. the derivative was part of a hedge relationship). Under IAS 39, the requirements for defining a hedge relationship (relating to designation, documentation and effectiveness testing) are more strictly defined and all derivatives are measured at fair value. Unless a derivative is part of an IFRS compliant hedge relationship, any changes in its fair value must be recognised directly in the income statement. IAS 39 recognises three areas in which derivatives may be used as part of a hedge relationship: fair value, cash flow and net investment hedges. Determination of hedge accounting treatment is dependent on this classification.

The group’s hedging strategy remains unchanged and as far as practicable, hedge accounting has been applied under IFRS. The group considers all of its derivatives to be hedges of financial risks, categorised as follows:

i)	Fair value hedges
The group uses interest rate swaps to hedge the group’s exposure to changes in the fair value of fixed rate debt as a result of interest rate movements. Under IFRS the interest on such swaps is accrued on an effective interest basis. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged. For effective hedges, changes in the fair values of both the hedge and the portion of the hedged item covered by the hedge are recognised in the income statement. If a hedge becomes ineffective, the hedged item ceases to be remeasured for subsequent changes in fair value. Instead, the portion of its carrying value relating to previous changes in fair value is amortised over its remaining life. Under UK GAAP, the hedged item was recorded at historic cost, with the hedging instrument typically being held off-balance sheet. Interest on such swaps was calculated by reference to coupon rates on a straight line basis.

ii)	Cash flow hedges
When accounting for cash flow hedges under IFRS only the fair value of the hedging instrument is recorded on the balance sheet. The hedged item is either held off-balance sheet or recorded at historic or amortised cost, depending upon the type of underlying transaction. Changes in the fair value of the hedging instrument are taken to equity where they are recycled through the income statement in the same period during which the hedged item impacts the income statement. Although under UK GAAP the hedged item is also either held off-balance sheet or recorded at historic cost, the hedging instrument is also typically held off-balance sheet.

iii)	Net investment hedges
The group uses forward exchange contracts to hedge foreign currency investments. Under IFRS, the change in the spot exchange rate element of the forward exchange contracts is designated against the net investment in overseas investments, as was previously the case under UK GAAP.

iv)	Non-designated hedges
As IFRS has more stringent rules, under which hedge accounting may be applied, it was not considered practicable to try to obtain hedge accounting for a small number of relatively low volume hedges (including hedges of commodities). Such hedges are deemed non-designated and are recognised at fair value on the balance sheet with changes in their fair value being recognised immediately through the income statement.

117	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

33	US accounting information

a)	Comparison of International and US accounting principles
From January 1, 2005, as required by the European Union’s IAS Regulation, the group has prepared its Annual Report and Form 20-F in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), which differ in certain respects from US generally accepted accounting principles (US GAAP). These differences relate principally to the following items, and the effect of each of the adjustments to profit for the financial year and net equity that would be required to US GAAP, is set out below.

IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

As a result of the group’s transition to IFRS on January 1, 2004, the reconciliations of net income and net equity for 2004 published in previous periods have been restated to reflect the restated profit and net equity reported within the Consolidated Income statement and Consolidated Balance Sheet.

Under the IFRS transition provisions within the Securities and Exchange Commission’s (SEC) Form 20-F requirements, the group is permitted to provide two years of comparable financial information under IFRS and reconciliations to US GAAP for the periods presented. In addition, the group is providing three years of certain comparable financial information under US GAAP and selected financial US GAAP information for five years.

Intangible assets
i)	Goodwill
Under IFRS, goodwill arising on acquisitions completed prior to January 1, 1998 was written off directly to reserves. From December 31, 1997 to January 1, 2004, all acquired goodwill was capitalised and amortised over a period not exceeding 20 years. Since January 1, 2004, goodwill continues to be capitalised, however, amortisation of goodwill ceased at that date. On disposal of a business, the profit or loss on disposal is determined including goodwill reported as part of intangible assets. Under US GAAP prior to January 1, 2002, goodwill arising on acquisitions prior to July 1, 2001, was capitalised and amortised over its estimated useful life, not exceeding 40 years. Under the transition provisions of SFAS 142 “Goodwill and other intangible assets”, goodwill, which arose during the period subsequent to July 1, 2001, was capitalised, but has not been amortised. From January 1, 2002, goodwill is no longer amortised, but is reviewed annually for impairment.

ii)	Other intangible assets
Since January 1, 2002, separately identified intangible assets arising on acquisitions have been capitalised and amortised over their useful lives of between 1 and 27 years under US GAAP. Separately identified intangible assets recognised since transition to IFRS have been amortised on the same basis as under US GAAP.

iii)	Capitalised software
Under IFRS, computer software which is deemed not to be integral to the computer hardware is capitalised as part of intangible assets. Under US GAAP, the balances are reclassified into property, plant and equipment.

Impairment of goodwill
Under IFRS, goodwill is reviewed for potential impairment where there is an indication that an impairment may have occurred. The impairment is measured by comparing the carrying value of goodwill for each cash generating unit (CGU) with the higher of the net realisable value and the value in use. Under US GAAP, goodwill impairment reviews are also conducted when an indicator of impairment exists, in addition to an annual impairment review as required by SFAS 142. The potential impairment is identified by comparing the carrying value of each reporting unit with its fair value. Where the carrying value including any separately identifiable intangible assets is greater than the fair value, an impairment loss is calculated based on the excess of the carrying value of goodwill over the implied fair value of goodwill. Where reporting units identified under US GAAP differ from the CGUs identified under IFRS, a reconciling item may arise.

The group’s reporting units are based on its geographical region and product groups. Goodwill is allocated to these reporting units based on the location and product base of acquisitions and disposals at the date of the transaction.

Joint-ventures and associates
The main adjustments that would have been necessary to reconcile the joint-ventures and associates not domiciled within the United States to US GAAP would have been in respect of deferred tax, pensions and goodwill. The group has not included a reconciling item for these adjustments, as the effect on net income is not material.

Impairment of long-lived assets to be held and used
Under IFRS, property, plant and equipment and intangible assets subject to amortisation are assessed for impairment on an annual basis. Where an indicator suggests that there is potential for impairment, a review is completed comparing the recoverable amount with the carrying value of the asset. The recoverable amount is either the value in use based on the expected future cash flows discounted to present value, or the asset’s fair value less costs to sell. Where the carrying value exceeds the recoverable amount, the asset is impaired to the recoverable value. If in the subsequent period, the indicator which caused the impairment no longer exists and the recoverable amount has improved, the impairment loss should be reversed.

Under US GAAP, such assets are assessed for impairment using a three-step approach. Where an indicator suggests there is potential for impairment, the group determines whether the sum of the estimated undiscounted cash flows attributable to the long-lived assets in question is less than their carrying amount. It is only if the sum of the undiscounted cash flows is less than the carrying value of the asset that an impairment should be recognised. The impairment loss is calculated based on the amount by which the carrying value of the asset exceeds its fair value. When an impairment is recorded against the cost of the asset, it may not be reversed.

Variable Interest Entities (VIEs)
FIN 46 Revised (FIN 46R) requires the primary beneficiary of variable interests in entities for which control is achieved through means other than through voting rights to consolidate the VIE. On adoption of FIN 46(R), the group identified a variable interest entity in which Hanson is the primary beneficiary. This entity is Piedras y Arenas Baja, S de R L de CV (“Piedras”), a 51% joint-venture which previously has been equity accounted for under US GAAP and was consolidated from January 1, 2004. Piedras is an aggregates producer located in Mexico which in 2005 had turnover of £11.9m (2004: £9.9m; 2003, £8.0m) and a pre-tax loss of £0.5m (2004: £1.1m; 2003 £1.4m). In addition it had net assets at December 31, 2005 of £3.5m (2004: £3.5m; 2003, £4.9m). Approximately 80% of the annual turnover of Piedras is to the group. There is no recourse to the general credit of the Company for creditors (or beneficial interest holders) of the consolidated VIE.

Capitalisation of interest costs
Under IFRS, the capitalisation of interest costs is optional. It is the group’s policy under IFRS not to capitalise interest costs. Under US GAAP, interest costs associated with the construction of major assets over a period of time, such as facilities for use by the company, are capitalised as part of the cost of the tangible fixed asset where the impact of the interest cost is material to the financial statements. The interest cost capitalised represents an allocation of the interest cost incurred during the period required to complete construction of the asset. In 2005, interest costs of £119.0m have been incurred. Of that amount £2.2m has been capitalised during the period as part of property, plant and equipment under US GAAP.

Inventory valuation
Under IFRS, valuing inventory on a last-in-first-out (LIFO) basis is not permitted. However, under US GAAP, where the inventory is valued on a LIFO basis for tax purposes in the local state, the same methodology must be used for accounting purposes.

118	Notes to the accounts

Back to Contents

33	US accounting information continued

Derivative instruments and hedging activities
The group enters into derivative instruments to limit its exposure to interest rate, foreign exchange and commodity price risks.

Until December 31, 2004, certain derivative instruments were not required to be recognised on the balance sheet at fair value. On January 1, 2005, the group adopted IAS 32 and 39 under IFRS on a prospective basis, requiring designation of hedging instruments and recognition of all derivative instruments at fair value on the balance sheet. The group’s hedging policy remains unchanged but the instruments are accounted for as described in the Accounting policies on page 75.

Under US GAAP, derivative instruments, whether designated as a hedge or not, are required to be recognised on the balance sheet at fair value. From January 1, 2005, the group has applied hedge accounting for the purposes of SFAS 133 “Accounting for derivative instruments and hedging activities” where the requirements of SFAS 133 are met. Prior to that date, hedge accounting was not applied for the purposes of US GAAP and therefore, in 2004, the reconciliation to net income in that period fully reflects the changes in fair value of the derivatives, other than hedges of net investment. Hedges of net investment and the treatment of realised and unrealised gains and losses are the same under US GAAP as under IFRS, being taken to equity.

Transition adjustment
In addition, under US GAAP, transition adjustments were required to include the fair value of derivatives on the balance sheet on the adoption of SFAS 133 at January 1, 2001. For those derivatives considered to be fair value hedges, the January 1, 2001 opening fair value of £17.1m was shown as current assets and liabilities – derivatives and as an adjustment to debt. The adjustment to debt is being subsequently amortised through the income statement over the residual life of the debt. For those derivatives considered to be cash flow hedges, the January 1, 2001 opening value of £0.5m was shown as current assets and liabilities – derivatives, and as an adjustment to other comprehensive income. The amounts in other comprehensive income are recognised in the income statement as the related cash flows are realised.

Pensions
Under both IFRS and US GAAP, the pension cost or credit is determined by reference to the pension liability and the market value of the underlying plan assets, after adjustment to reflect any previously unrecognised pension obligations or assets.

For certain pension plans the accumulated benefit obligation at December 31, 2005 exceeded the fair value of related plan assets. Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognised as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognised as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognised prior service cost with the remaining amount reported in comprehensive income.

Under US GAAP, surpluses or deficits, which may result where the actual performance of the scheme differs from previous actuarial assumptions, are dealt with on an aggregate basis. The group applies the 10% corridor test at the beginning of the year, to determine whether amortisation of the gain or loss is necessary. Where the gain or loss exceeds 10% of the greater of the projected benefit obligations or the market related value of the scheme’s assets, this is amortised over the active participants’ average remaining service periods. Under IFRS, the group has opted not to apply the corridor approach and this, therefore, represents a difference in accounting methodology between IFRS and US GAAP.

The group also provides post-retirement healthcare and life insurance benefits, mainly in the USA, under plans to certain groups of its retired and active employees.

Accounting for stock-based compensation
Under IFRS, the group applies the fair value method of accounting for its stock-based compensation plans. For accounting purposes under US GAAP, the group applies an intrinsic value method under APB 25 “Accounting for stock issued to employees” as permitted by SFAS 123 “Accounting for stock based compensation”. As permitted under the transition rules for IFRS, the group has applied the accounting methodology to awards granted after November 7, 2002.

In line with the requirements of SFAS 123 and as amended by SFAS 148 “Accounting for stock-based compensation – transaction and disclosure”, the group provides pro forma disclosure of the impact of applying these standards which are based on a fair value method. For awards granted prior to 2005, the group has used a Black Scholes model to calculate the fair value of awards. For awards granted since January 1, 2005, the group has changed its method used to estimate the fair value of certain awards. The Long Term Incentive Plan (LTIP) and Share Option Plan (SOP) are valued using a Monte Carlo simulation model for the portion of awards dependent on market conditions and a binomial model for the portion of awards dependent on non-market conditions. Sharesave awards continue to be valued using a Black Scholes model.

The changes in method used to estimate the fair value were made in order to be consistent with the estimates used for fair values determined under IFRS. These changes did not have a material impact on the group’s proforma net income or related per share amounts.

i)     Plans excluding performance criteria – Sharesave Scheme
Under IFRS, sharesave schemes are valued at their fair value on the date of grant and are expensed over the vesting period. Under US GAAP, the 20% discount offered to the group’s UK employees on an Inland Revenue approved sharesave scheme should be expensed over the vesting period, representing the intrinsic value of the award.

ii)     Plans including performance criteria – Long Term Incentive Plan (LTIP) and Share Option Plan (SOP)
The group also operates two schemes which incorporate performance criteria, the SOP and the LTIP. Under IFRS, the fair value of the award is recognised over the performance period, based on a reasonable expectation of the extent to which the performance criteria will be met.

Adjustments to the expense are made as the number of awards expected to vest reduces as a result of employees leaving the scheme. Under US GAAP, the plans are treated as variable compensatory plans and the expense is based on the intrinsic value, remeasured at each balance sheet date and spread over the performance period.

Provisions
Under IFRS, provisions are discounted to reflect the time-value of money based on the estimated timing of cash flows. US GAAP applies a stricter definition, permitting discounting only where the timing of cash flows are fixed or reliably determinable. IFRS requires a current market discount rate to be applied to provisions, whereas in the instances that discounting is permitted US GAAP requires the current rate to be used for new decommissioning provisions, or changes in estimates for existing obligations, without amendment in subsequent periods.

Accounting for restructuring costs
Under IFRS, restructuring costs are recognised where implementation of a formal plan has begun and communicated with those affected. Costs of leased property, plant and equipment, which will no longer provide economic benefit, are provided for as part of the restructuring plan. Under US GAAP, termination benefits are recognised where a detailed formal plan has been communicated to employees. Where employees are required to continue working until they are terminated to be eligible for the termination benefit and that period exceeds the minimum retention period, the cost is recognised ratably over the retention period. Costs of property, plant and equipment that will continue to be incurred under a leasing contract without economic benefit are recognised once the assets cease to be used.

Non-monetary transactions
Under IFRS, exchanges of assets in return for an equity interest in a joint-venture entity are transferred at the fair value of assets surrendered. The fair value of the equity interest received is measured by its fair value, which is equivalent to the fair value of the assets given up adjusted by the amount of cash transferred. In this instance a proportion of the gain or loss on the transaction is recognised in the equity shareholders’ income statement.

119	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

33	US accounting information continued

Under US GAAP, from January 2005, the group has adopted SFAS 153 “Exchanges of non-monetary assets”, part of the current FASB and IASB’s convergence project. The issuance of this standard removes future differences as it is to be applied on a prospective basis. However, there are a number of residual differences on acquisitions prior to this date. Previously, APB Opinion No. 29 “Accounting for non-monetary transactions” provided an exemption to its general principles of measuring such transactions at fair value where the exchange related to similar productive assets. SFAS 153 has removed this exemption for transactions taking place after January 2005.

Foreign exchange gains and losses on disposals of businesses
Prior to the transition date, under IFRS, cumulative foreign exchange gains and losses relating to disposals were adjusted within reserves. Since January 1, 2004, cumulative gains and losses are included in determining the profit or loss on disposal of the business. At that date, the group opted to set the cumulative translation reserve to nil. Under US GAAP, such gains and losses are also included in determining the profit or loss on disposal but they are tracked from the date of acquisition of the entity.

Deferred tax
Under both IFRS and US GAAP, deferred taxation liabilities are provided on differences between the book and tax bases of assets and liabilities except in certain limited circumstances. However, under IFRS, tax written down value may be taken into account for certain assets’ tax base where as US GAAP requires use of such assets’ tax base for disposal. Under IFRS, deferred tax assets are recognised for future deductions and utilisations of tax carry forwards to the extent that it is more likely than not that suitable taxable profit is expected to be available. Under US GAAP, deferred tax assets are recognised at their full amounts and reduced by a valuation allowance to the extent it is more likely than not that suitable taxable profits will not be available. Differences in deferred taxation may occur as a result of accounting adjustments between IFRS and US GAAP.

Discontinued operations
Discontinued operations are those clearly distinguishable operations and activities which either ceased or left the group in the accounting period or soon thereafter, including assets held for sale, where it is probable that the sale will complete within one year. Prior to January1, 2004, under IFRS, assets held for sale were not treated as discontinued operations. IFRS includes equity instruments as part of discontinued operations whereas US GAAP specifically excludes equity instruments from scope.

Acquisition accounting
US GAAP requires that a deferred tax asset or liability be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values at the time of acquisition. The same is true under IFRS. However, where there are differences between the fair values of these assets and liabilities under IFRS and US GAAP, there will be a resulting difference in the deferred tax calculated. The recognition of deferred tax assets or liabilities affects the amount of goodwill recognised on acquisition. IFRS requires that contingent consideration is included within the cost of the consideration at the date of acquisition where it is probable that the resolution of the contingency will result in the transfer of economic benefit and that the amount can be measured reliably. US GAAP, however, only permits recognition of such consideration once the contingency is resolved and the amount to be paid is determinable. Under IFRS, when shares are issued as consideration for an acquisition, the fair value of that consideration is based upon the share price at the date the acquisition is unconditional. Under US GAAP, the acquisition price is based upon the share price over a reasonable period of time before and after the date that the acquisitions are agreed to and announced. Where an acquisition results in negative goodwill, IFRS requires that the excess amount is immediately written off in the Income statement. US GAAP requires the excess to initially be proportionally allocated to the fair values assigned to non-current assets.

Asset recognition
Under IFRS, contingent assets become recognisable in accordance with the criteria set out in IAS 37 “Provisions, contingent liabilities and contingent assets”. Where such an asset is recognised under IFRS, it is discounted to its present value based on the timing of expected cash flows. Although broadly similar, there are certain circumstances under US GAAP where a contingent asset can only be recognised if additional criteria are met.

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

The group expects to adopt the requirements of SFAS 123(R) as its accounting policy for the financial year ended December 2006. SFAS 123(R) permits adoption of the requirements using one of two methods: a “modified prospective” method where the requirements are applied to all share-based payments granted after the effective date of the statement; or a “modified retrospective” method which allows entities to restate prior periods based on the amounts previously recognised under SFAS 123 for the purposes of pro forma disclosures. Hanson plans to adopt SFAS 123(R) using the modified prospective method. This requires the group to not restate prior periods but to provide the pro forma disclosures previously required under SFAS 123.

As permitted by SFAS 123, the group currently accounts for share-based payments to employees using APB 25’s intrinsic value method rather than the fair value method under SFAS 123(R). Accordingly, the adoption of SFAS 123(R)’s fair value method will impact the group’s results of operations. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the group adopted SFAS 123(R) in prior periods, the impact of the standard would have approximated the impact of SFAS 123 as described in the disclosure of proforma net income and earnings per share in Note 33(l). SFAS 123(R) also requires the benefits of tax deductions in excess of recognised compensation cost to be reported as a financing cash flow rather than as an operating cash flow as it is reported currently. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future, the amount of operating cash flows recognised in prior periods for such excess tax deductions were £0.7m, £1.1m and £0.7m in 2005, 2004 and 2003 respectively.

In May 2005, the FASB issued Statement No. 154 “Accounting Changes and Error Corrections” (SFAS 154) which converges the methodology of accounting for changes in accounting policy and prior period errors with that of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (IAS 8), requiring retrospective adoption of new accounting policies to aid comparison between all periods presented in the financial statements. The group intends to adopt this statement for US GAAP reporting purposes in the financial year ended December 2006.

In March 2005, the FASB ratified Emerging Issues Task Force Issue 04-06, “Accounting for Stripping Costs in the Mining Industry” (“EITF 04-06”). EITF 04-06 clarifies that post-production stripping costs, which represent costs of removing overburden and waste materials to access mineral deposits, should be considered costs of the extracted minerals under a full absorption costing system and recorded as a component of inventory to be recognised in costs of sales in the same period as the revenue from the sale of inventory. EITF 04-06 is effective January 1, 2006 and any capitalised post-production stripping costs will be recognised as an adjustment to retaining earnings at that date. The group expects the impact on its financial conditions or results of operations to be immaterial.

120	Notes to the accounts

Back to Contents

33	US accounting information continued

b)	Net income

	2005	2004

		(restated)

	£m	£m

Profit for the financial year as reported in the consolidated income statement	387.6	264.2

Minority interest	(0.3)	0.1

Profit for the year attributable to equity holders of the Company	387.3	264.3

Adjustments:
Intangible assets – amortisation	1.1	0.6

Intangible assets – impairment*	15.5	(321.0)

Investments in joint-ventures	0.9	(0.9)

Property, plant and equipment – impairment	(19.6)	–

Property, plant and equipment – depreciation	0.4	(0.5)

Inventory valuation	(1.6)	(3.4)

Receivables	1.8	21.3

Change in fair value of derivatives	1.8	(7.8)

Pensions	(31.7)	(15.0)

Share-based payments	(11.2)	(0.2)

Provisions	(14.9)	(42.0)

Profit and loss on disposals – goodwill	(7.2)	3.7

Profit and loss on disposals – cumulative exchange losses	4.7	(5.3)

Interest	2.2	2.1

Taxation on above adjustments	23.7	4.1

Taxation methodology	110.5	73.1

Net income/(loss) as adjusted to accord with US GAAP	463.7	(26.9)

Arising from:
Continuing operations	473.2	3.4

Discontinued operations – profit from operations	14.5	18.2

Discontinued operations – loss on disposals	(24.0)	(48.5)

Net income	463.7	(26.9)

*Includes goodwill previously written off to reserves under UK GAAP pre 1998

The 2004 taxation methodology adjustment includes the impact of a tax write-up of depreciable fixed assets under a new tax consolidation regime recently introduced in Australia.

c)	Earnings per share

	2005	2005	2004	2004	2003	2003

	Per share	Per ADS	Per share	Per ADS	Per share	Per ADS

	pence	pence	pence	pence	pence	pence

Basic – income from continuing operations	65.0	324.8	0.5	2.3	40.5	202.8

Basic – income from discontinued operations	(1.3)	(6.5)	(4.1)	(20.6)	(9.0)	(45.0)

Basic – net income	63.7	318.3	(3.6)	(18.3)	31.5	157.8

Diluted – income from continuing operations	64.3	321.6	0.5	2.3	40.2	201.1

Diluted – income from discontinued operations	(1.3)	(6.5)	(4.1)	(20.4)	(8.9)	(44.6)

Diluted – net income	63.0	315.1	(3.6)	(18.1)	31.3	156.5

d)	Statement of comprehensive income

		2005	2004	2003

		£m	£m	£m

Net income/(loss) as adjusted to accord with US GAAP		463.7	(26.9)	231.7

Other comprehensive income:
–	Translation adjustment for the period, net of tax of £nil	82.0	(15.5)	30.4

–	Change in fair value of derivatives and related items, net of tax of £nil	(1.6)	0.4	0.6

–	Unfunded accumulated benefit obligation and additional minimum liability – net of tax of £nil (£nil, £77.6m)	(2.4)	0.1	121.8

Total comprehensive income/(loss)		541.7	(41.9)	384.5

Movements in other comprehensive income amounts (net of related tax) are as follows:

	Unfunded ABO and additional minimum liability	Derivative financial instruments gains/(losses)
			Currency translation differences

				Total

	£m	£m	£m	£m

At January 1, 2003	(126.1)	(1.6)	(52.2)	(179.9)

Movement in the year	121.8	0.6	30.4	152.8

At December 31, 2003	(4.3)	(1.0)	(21.8)	(27.1)

Movement in the year	0.1	0.4	(15.5)	(15.0)

At December 31, 2004	(4.2)	(0.6)	(37.3)	(42.1)

Movement in the year	(2.4)	(1.6)	82.0	78.0

At December 31, 2005	(6.6)	(2.2)	44.7	35.9

121	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

33	US accounting information continued

e)	Net equity

	2005	2004

	£m	£m

		(restated)

Net equity as reported in the consolidated balance sheet	2,672.3	2,411.0

Adjustments:
Intangible assets – goodwill	(45.0)	(37.9)

Intangible assets – other cost	(13.1)	(3.1)

Intangible assets – other accumulated amortisation	1.1	(0.2)

Intangible assets – net adjustment	(57.0)	(41.2)

Investments in joint-ventures	(20.6)	(44.8)

Property, plant and equipment	6.1	13.9

Receivables	5.0	1.4

Inventory	(5.3)	(2.7)

Current liabilities – derivatives	18.9	(22.4)

Provisions	(63.3)	(26.2)

Defined benefit pension surplus	458.2	470.6

Defined benefit pension deficit	27.3	16.1

Trade and other payables	(4.9)	(11.2)

Borrowings – derivatives	(9.5)	26.0

Minority interest	(4.0)	(3.9)

Taxation on above adjustments	(141.2)	(156.4)

Taxation methodology	164.1	53.6

	373.8	272.8

Net equity as adjusted to accord with US GAAP	3,046.1	2,683.8

f)	Cash flow statement

The consolidated statements of cash flows prepared under IFRS present substantially the same information as those required under US GAAP. These statements differ, however, with regard to classification of items within them.

Under US GAAP, cash and cash equivalents for cash flow purposes include short-term liquid resources but not overdrafts. Under IFRS, overdrafts are included within the definition of cash equivalents. Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and thus included as part of investing cash flows; under IFRS all interest is treated as operating activities.

	2005	2004	2003

	£m	£m	£m

Cash inflows from operating activities	473.4	509.6	478.9

Cash (outflows)/inflows from investing activities	(460.2)	(208.0)	(171.1)

Cash (outflows)/inflows from financing activities	(407.1)	(350.5)	(85.6)

(Decrease)/increase in cash and cash equivalents	(393.9)	(48.9)	222.2

Effect of foreign exchange rate changes	82.6	(67.4)	(82.5)

Cash and cash equivalents at January 1	1,394.3	1,510.6	1,370.9

Cash and cash equivalents at December 31	1,083.0	1,394.3	1,510.6

g)	Additional information required by US GAAP in respect of taxation

The components of the corporate tax profit and loss (charge)/credit on continuing operations are as follows:

	2005	2004	2003

	£m	£m	£m

Current taxes	(27.1)	(41.0)	(38.6)

Deferred taxes	141.9	80.9	69.7

	114.8	39.9	31.1

The effective tax rate on continuing operations differs from the UK statutory rate for the following reasons:

	2005	2004	2003

	£m	£m	£m

UK statutory rate	(111.6)	11.0	(80.0)

Overseas tax rate differences	34.5	15.0	21.9

Effect of current year events on prior period tax balances	52.7	33.8	50.0

Utilisation of losses brought forward, net of excess losses	124.1	2.3	54.4

Impairment	–	(82.1)	(8.4)

Australian tax write-up	–	64.0	–

Other	15.1	(4.1)	(6.8)

Total continuing tax credit	114.8	39.9	31.1

122	Notes to the accounts

Back to Contents

33	US accounting information continued

Significant components of the deferred tax liabilities and assets are as follows:

	2005	2004	2003

	£m	£m	£m

Deferred tax liabilities:

Property, plant and equipment	481.1	469.4	524.9

Pensions and other post-retirement benefits	167.5	113.0	113.8

Other	1.5	78.5	105.9

Total deferred tax liabilities	650.1	660.9	744.6

Deferred tax assets:
Environmental obligations	116.7	87.9	70.5

Losses	114.8	–	–

Other	175.6	137.2	105.7

Total deferred tax assets	407.1	225.1	176.2

Net deferred tax liabilities	243.0	435.8	568.4

The valuation allowance established against deferred tax assets at December 31, 2005 was £75.4m (2004: £108.0m), the movement in the year being £32.6m (2004: £108.0m). The valuation allowance is in respect of unrecognised tax losses of £250.0m (2004: £360.0m).

The group has reserves for taxes that may become payable in future periods as a result of tax audits. It is the group’s policy to establish reserves for taxes that may become payable in future years as a result of an examination by tax authorities. The tax reserves are analysed at each balance sheet date and adjustments are made as events occur to warrant adjustment to the reserves. At any given time, the group is undergoing tax audits in several tax jurisdictions and covering multiple years. The accrual for these reserves at December 31, 2005 was £103.0m (£108.5m). The decrease is due to revisions to the best reasonable estimate of the tax exposure, cash paid on certain audits and settlements of certain audits.

The group has not provided deferred tax liabilities related to differences of its foreign subsidiaries and joint ventures under Accounting Principles Board Opinion (APB) 23, “Accounting for Income Taxes – Special Areas” as it is the group’s policy to permanently reinvest such earnings. Quantifying the amount of undistributed earnings and deferred tax liabilities is not practical.

“FASB Staff Position No 109-2” Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”, provides guidance under FASB Statement No. 109, “Accounting for Income Taxes,” with respect to recording any potential impact of the repatriation provisions of the American Jobs Creation Act of 2004. Hanson has determined that the benefits are immaterial to the financial statements at December 31, 2005.

h)	Additional information required by US GAAP in respect of pensions and other post-employment medical benefits

The weighted average rates for calculating year end benefit obligations and forecast cost in the main retirement plans and post-employment medical benefits are as follows:

	2005	2005	2005	2004	2004	2004	2003	2003	2003

			Post-			Post-			Post-
			employment			employment			employment
	Pension	Pension	medical	Pension	Pension	medical	Pension	Pension	medical
	benefits	benefits	benefits	benefits	benefits	benefits	benefits	benefits	benefits

	UK	USA	Total	UK	USA	Total	UK	USA	Total

	%	%	%	%	%	%	%	%	%

Weighted-average discount rates	4.80	5.60	5.60	5.30	5.75	5.75	5.40	6.25	6.25

Rates of increase in compensation levels	4.25	4.25	–	4.50	4.25	–	4.50	4.25	–

Expected long-term rates of return on assets	5.60	6.75	–	5.70	7.00	–	5.90	7.50	–

Initial post-retirement benefit trend rate*	–	–	9.00-5.00	–	–	10.00-5.00	–	–	9.00-5.00

*2005, 2004 and 2003 assumed to decrease by 1% per annum to 5%

A summary of the components of net periodic pension cost for Hanson’s pension plans is as follows:

	2005	2004	2003

	£m	£m	£m

Defined benefit plans	52.5	39.4	46.6

Defined contribution plans	12.1	7.6	6.9

Multi-employer plans	3.8	3.8	4.3

Total pension expense under US GAAP	68.4	50.8	57.8

The net periodic pension costs for Hanson’s main pension plans and post-retirement benefit plans in the UK and US are as follows:

	2005	2005	2005	2004	2004	2004	2003	2003	2003

			Post-			Post-			Post-
			employment			employment			employment
	UK	US	medical	UK	US	medical	UK	US	medical
	pensions	pensions	benefits	pensions	pensions	benefits	pensions	pensions	benefits

	£m	£m	£m	£m	£m	£m	£m	£m	£m

Service cost	19.5	10.2	1.1	26.9	9.1	3.7	32.0	9.2	1.4

Interest cost	66.4	31.1	5.4	63.8	31.0	4.3	61.0	35.2	5.9

Expected return on assets	(71.1)	(36.2)	–	(67.5)	(39.8)	–	(59.0)	(48.0)	–

Amortisation of transition assets	–	–	–	(12.0)	–	–	(15.0)	–	–

Recognised loss/(gain)	16.9	12.4	0.1	16.1	7.2	(2.9)	25.0	2.6	(1.6)

Recognised prior service cost/(income)	2.1	0.4	(0.8)	2.1	0.4	(0.6)	1.0	0.4	(0.5)

Gain due to settlement on curtailment	–	–	–	–	–	–	–	–	(0.8)

Net periodic benefit cost	33.8	17.9	5.8	29.4	7.9	4.5	45.0	(0.6)	4.4

123	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

33	US accounting information continued

The following information shows the items that would be disclosed under US GAAP for Hanson’s main pension plans and post-retirement benefit plans in the UK and USA:

	2005	2005	2005	2004	2004	2004	2003	2003	2003

			Post-			Post-			Post-
			employment			employment			employment
	UK	US	medical	UK	US	medical	UK	US	medical
	pensions	pensions	benefits	pensions	pensions	benefits	pensions	pensions	benefits

	£m	£m	£m	£m	£m	£m	£m	£m	£m

Benefit obligation at beginning of year	(1,246.7)	(515.3)	(80.4)	(1,188.0)	(525.9)	(87.9)	(1,146.0)	(544.0)	(100.2)

Service cost	(19.5)	(10.2)	(1.1)	(26.9)	(9.1)	(3.7)	(32.0)	(9.2)	(1.4)

Interest cost	(66.4)	(31.1)	(5.4)	(63.8)	(31.0)	(4.3)	(61.0)	(35.2)	(5.9)

Plan participants’ contributions	(5.8)	–	–	(6.9)	–	–	(6.0)	–	–

Actuarial loss	(82.5)	(14.5)	(15.8)	(7.2)	(24.7)	(2.6)	9.0	(31.6)	0.6

Benefits paid	51.5	35.9	9.0	46.1	35.6	8.5	48.0	39.8	10.2

Plan amendments	–	(0.5)	0.3	–	–	3.8	–	(0.1)	–

Divestitures, curtailments and settlements	(11.5)	–	–	–	–	–	–	–	0.7

Others	–	–	–	–	–	–	–	(1.4)	(0.5)

Exchange movements	–	(62.2)	(9.9)	–	39.8	5.8	–	55.8	8.6

Benefit obligation at end of year	(1,380.9)	(597.9)	(103.3)	(1,246.7)	(515.3)	(80.4)	(1,188.0)	(525.9)	(87.9)

Change in plan assets
Fair value of plan assets at beginning of year	1,217.8	499.7	–	1,150.8	514.7	–	1,046.0	458.5	–

Actual return on plan assets	185.9	32.4	–	72.4	49.5	–	119.0	96.2	–

Employer contributions	28.2	13.4	9.0	33.8	10.1	8.5	27.9	52.5	10.2

Plan participants’ contributions	5.8	–	–	6.9	–	–	6.0	–	–

Benefits paid	(51.5)	(35.9)	(9.0)	(46.1)	(35.6)	(8.5)	(48.1)	(39.8)	(10.2)

Divestitures	10.6	–	–	–	–	–	–	–	–

Others	–	–	–	–	–	–	–	0.6	–

Exchange movements	–	59.7	–	–	(39.0)	–	–	(53.3)	–

Fair value of plan assets at end of year	1,396.8	569.3	–	1,217.8	499.7	–	1,150.8	514.7	–

Funded status
Funded status of plans at December 31	15.9	(28.6)	(103.3)	(28.9)	(15.6)	(80.4)	(37.2)	(11.2)	(87.9)

Unrecognised prior service cost	8.8	2.8	(8.1)	10.9	2.4	(7.6)	13.0	3.0	(5.7)

Unrecognised net actuarial (gain)/loss	266.1	209.2	6.8	314.4	181.4	(8.9)	328.2	186.3	(14.7)

Unrecognised transition asset	–	–	–	–	–	–	(12.0)	–	–

Net amount recognised	290.8	183.4	(104.6)	296.4	168.2	(96.9)	292.0	178.1	(108.3)

Amounts recognised in the balance sheet consist of:
Prepaid benefit cost	291.7	192.8	–	296.4	176.1	–	292.0	188.3	–

Accrued benefit liability	(0.9)	(9.4)	(104.6)	–	(7.9)	(96.9)	–	(9.8)	(108.3)

Additional minimum liability	–	(3.7)	–	–	(8.3)	–	–	(7.6)	–

Intangible asset	–	1.4	–	–	1.4	–	–	0.9	–

Accumulated other comprehensive income	–	2.3	–	–	6.9	–	–	6.3	–

Net amount recognised	290.8	183.4	(104.6)	296.4	168.2	(96.9)	292.0	178.1	(108.3)

The accumulated benefit obligation for defined benefit pension plans was £1,850m (£1,617.4m) at December 31. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets were £31.8m, £30.6m and £16.5m (2004: £18.5m, £18.2m and £15.6m).

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

			Post-
			employment
			medical
	UK	US	benefits

	£m	£m	£m

2006	52.9	38.5	8.4

2007	54.4	38.4	8.4

2008	55.9	38.6	8.3

2009	57.5	38.7	8.2

2010	59.1	39.1	8.0

2011–2015	320.7	204.8	35.0

124	Notes to the accounts

Back to Contents

33	US accounting information continued

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernisation Act (the “Act”) was signed into law. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. As of December 31, 2003, the Company gave consideration of the Act’s changes to its other post-employment medical benefits by reducing the accumulated benefit obligation by approximately £12.4m for that portion of the benefit pertaining solely to prescription drugs. This amount was reflected in the “Actuarial (gains) and losses” of the rollforward of the accumulated benefit obligation for 2003. The Company has recorded no benefit for this change in its net periodic benefit cost for 2003, but recorded income of approximately £0.9m and £2.0m in 2005 and 2004, respectively as a result of decreased service and interest costs and by amortising the unrecognised gain over the expected service lives of the active participants.

Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects on active and non-active liabilities as at December 31, 2005:

	1-percentage	1-percentage
	point increase	point decrease

	£m	£m

Effect on total of service and interest cost components	0.4	(0.3)

Effect on post-retirement medical benefit obligation	5.4	(5.0)

The US plans’ assets are primarily included in the Hanson Building Materials America Inc. Pension Trust (“Trust”), which invests in listed stocks and bonds. At December 31, 2003, December 31, 2004 and at December 31, 2005 the Trust had no investment in Hanson ordinary shares.

Within the UK, the fund assets are dealt with by several directly invested funds for the periods ended December 31, 2005, 2004 and 2003 where funds did not invest in the shares of the Company.
i)	Additional information required by US GAAP in respect of accounting for the impairment of fixed assets and for fixed assets to be disposed of
A summary of the impairment charges that have been recognised under US GAAP is as follows:

	2005	2004

	£m	£m

Assets to be disposed of	–	–

Assets to be held and used	8.1	372.2

	8.1	372.2

Disclosed as:
Impairment charges recognised under IFRS:
Operating impairment charges	23.6	29.8

Discontinued operations’ impairments	–	21.9

Operating impairment reversals	(19.6)	(0.5)

Charge for the year under IFRS	4.0	51.2

Less: Adjustment to goodwill impairment recognised under US GAAP	(15.5)	321.0

Plus: Adjustment to property, plant and equipment impairment under US GAAP	19.6	–

Total charge under US GAAP	8.1	372.2

Charged against:
Intangible assets – goodwill	2.1	324.8

Property, plant and equipment	5.9	25.4

Investment in joint-ventures	–	20.5

Other assets	0.1	1.5

	8.1	372.2

In 2005, previously recognised impairment charges against property, plant and equipment in North America of £19.6m have been reversed. The reversal of such impairments is not permitted under US GAAP. In addition, an impairment of goodwill of £17.6m has been recognised under IFRS. Under US GAAP, £15.5m of this impairment has been recognised previously and therefore the IFRS impairment has been reversed.

Of the amounts charged as impairments in 2004 under IFRS, £nil had been charged in prior years as amortisation under US GAAP or previously impaired under IFRS, and is therefore shown as a reduction in the difference between the charge under IFRS and US GAAP. The operating impairment charge of £29.3m in 2004 under IFRS relates to various operations within North America, the UK and Asia Pacific, where it has been necessary to make an impairment provision for the difference in these operations’ carrying values compared with the higher of their value in use or net realisable value.

In 2004, an impairment charge of £320.8m was recognised under US GAAP in relation to Hanson Aggregates UK goodwill following the annual SFAS 142 impairment review. This related in part to goodwill which was written off to reserves under IFRS prior to 1998 and also reflected the current assessment of implied goodwill following the recent strategic review of this business. In addition, £2.7m of goodwill was written off under US GAAP in relation to Asia Pacific’s Singapore operations.

j)	Additional information required by US GAAP in respect of accounting for intangible assets subject to amortisation
Other intangible assets subject to amortisation primarily consisting of purchase options, order backlogs and non-compete agreements capitalised since 2003, that have a cost of £35.0m (£12.9m) and an accumulated amortisation charge of £5.5m (£3.4m). The estimated aggregate amortisation expense for each of the next five years is £2.4m, £2.3m, £2.2m, £1.9m and £1.8m.

125	Notes to the accounts

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2005

33	US accounting information continued

k)	Additional information required by US GAAP in regards to goodwill
An analysis of goodwill of group companies by reporting segment is given below:

		North America		UK
	North America	Building	UK	Building		Asia	Continental
	Aggregates	Products	Aggregates	Products	Australia	Pacific	Europe	Total

	£m	£m	£m	£m	£m	£m	£m	£m

As at January 1, 2003	145.8	279.3	313.0	36.0	214.9	98.9	22.7	1,110.6

Currency retranslation	(23.4)	(14.1)	–	–	30.7	(1.5)	0.6	(7.7)

Impairments	–	–	(4.1)	–	(2.4)	(16.8)	(8.4)	(31.7)

Reallocations	–	–	–	–	(20.1)	–	–	(20.1)

Acquisitions	24.3	–	–	–	0.7	–	4.6	29.6

Disposals	(2.5)	–	–	–	(17.7)	(18.9)	–	(39.1)

As at December 31, 2003	144.2	265.2	308.9	36.0	206.1	61.7	19.5	1,041.6

Currency retranslation	(16.0)	(12.1)	–	–	3.3	(7.6)	3.8	(28.6)

Impairments	–	–	(320.8)	–	–	(4.0)	–	(324.8)

Reallocations	(12.9)	–	–	–	3.0	–	–	(9.9)

Acquisitions	0.3	21.3	12.6	1.1	0.5	0.1	–	35.9

Disposals	(1.6)	–	(0.7)	–	–	(37.9)	–	(40.2)

As at December 31, 2004	114.0	274.4	–	37.1	212.9	12.3	23.3	674.0

Currency retranslation	23.6	29.5	–	–	7.7	2.3	(1.4)	61.7

Impairments	(1.6)	–	–	–	–	–	(0.5)	(2.1)

Reallocations	–	–	–	–	(10.0)	–	(17.0)	(27.0)

Acquisitions	34.0	42.4	–	111.9	1.5	–	0.3	190.1

Disposals	(4.6)	–	–	(0.5)	–	–	(3.9)	(9.0)

As at December 31, 2005	165.4	346.3	–	148.5	212.1	14.6	0.8	887.7

l)	Additional information required by US GAAP in regards to employee share schemes
Hanson has various share option and sharesave schemes. A description of the plans is included in note 5. In addition, certain employees have participated in the Hanson Inland Revenue Approved Share Option Scheme, under which they were granted ordinary shares by purchase. The fair value of options granted during the years ended: 2005, 2004 and 2003 are as follows:

	Long Term	Sharesave	Share Option
	Incentive Plan	Schemes	Schemes

	pence	pence	pence

Fair value of options granted during the years ended
December 31, 2005	307.7	133.7	76.2

December 31, 2004	–	116.1	81.5

December 31, 2003	–	–	–

In 2004 and 2003, the group applied historical volatility as its basis to estimate expected volatility for the proforma disclosure required by SFAS 123. In light of guidance provided by IFRS and in conjunction with external advisors, the group has re-evaluated its process for estimating volatility in 2005 resulting in volatility assumptions which are more reflective of market conditions. This process has been applied prospectively for SFAS 123 reporting purposes in 2005. The changes did not have a material impact on the group’s proforma net income or related per share amounts.

The weighted average fair value of share options and long-term incentive plans granted in 2005 were estimated using a Monte Carlo pricing model where the award includes market-based performance criteria and a binomial pricing model where the award includes non-market-based performance criteria. The assumptions used were as follows: dividend yield 4.3%, expected volatility 24.9% for Long Term Incentive Plans and 30.7% for the share option plan and expected life of three years for the Long Term Incentive Plan and 6.5 years for the Share Option Plan and a risk free interest rate 4.8% for the Share Option Plan.

The weighted average fair value of sharesave schemes granted in 2005 were estimated using a Black Scholes pricing model using the following assumptions: dividend yield 4.3%, expected volatility 26.7% and expected life of 5.4 years.

The weighted average fair value of options granted in 2004 and 2003 were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 4.3% (4.0%, nil) expected volatility of 28.1% (29.2%, nil) risk free interest rate of 4.9% (5.0%, nil) and expected life of 4.2 years (4.2 years, nil) for the sharesave schemes and 6.5 years (2.5 years, nil) for the share option plans.
126	Notes to the accounts

Back to Contents

33	US accounting information continued

Under US GAAP, the group applies the methodologies set out in APB 25 “Accounting for stock issued to employees” and related interpretations. Had the group adopted SFAS 123 “Accounting for stock-based compensation”, the net income/(loss) under US GAAP would have been:

	2005	2004	2003

	£m	£m	£m

Net income/(loss) as adjusted to accord with US GAAP	463.7	(26.9)	231.7

Add back: Compensation expense under APB 25	18.8	7.0	5.8

Deduct: Proforma SFAS 123 charge	(8.4)	(8.0)	(7.2)

Proforma net income/(loss)	474.1	(27.9)	230.3

	2005	2005	2004	2004	2003	2003

	Per share	Per ADS	Per share	Per ADS	Per share	Per ADS

	pence	pence	pence	pence	pence	pence

Basic
Net income/(loss) as adjusted to accord with US GAAP	63.7	318.3	(3.6)	(18.3)	31.6	157.9

Add back: Compensation expense under APB 25	2.5	12.9	0.9	4.8	0.8	3.9

Deduct: Proforma SFAS 123 charge	(1.1)	(5.7)	(1.1)	(5.4)	(1.0)	(4.9)

Proforma net income/(loss)	65.1	325.5	(3.8)	(18.9)	31.4	156.9

Diluted
Net income/(loss) as adjusted to accord with US GAAP	63.0	315.1	(3.6)	(18.1)	31.3	156.5

Add back: Compensation expense under APB 25	2.5	12.8	0.9	4.7	0.8	3.9

Deduct: Proforma SFAS 123 charge	(1.1)	(5.7)	(1.1)	(5.4)	(1.0)	(4.9)

Proforma net income/(loss)	64.4	322.2	(3.8)	(18.8)	31.1	155.5

m)	Additional information required by US GAAP in regards to movement in valuation allowances

			Additions
			charged to
	Balance at		costs and		Balance at
	January 1	Exchange	expenses	Deductions*	December 31

Provision for doubtful debts	£m	£m	£m	£m	£m

2003	29.6	(1.9)	10.3	(6.5)	31.5

2004	31.5	(2.0)	14.6	(11.7)	32.4

2005	32.4	1.9	6.7	(11.1)	29.9

*Represents the excess of amounts written off, over recoveries and subsidiaries disposed

Provisions for doubtful debts are recorded based on management’s assessment of prior experience and knowledge of the customer and local economic conditions.

n)	Additional information required by US GAAP in respect of listed securities
Hanson has unconditionally guaranteed the listed debt securities of Hanson Australia Funding Limited which is a 100% owned finance subsidiary of Hanson. The financial statements of these subsidiaries are not appended to this document, in accordance with Rule 3-10(b) of Regulations S-X, as Hanson’s consolidated financial statements are contained within the Annual Report and Form 20-F.

Hanson does not believe that at the current time there are any significant restrictions on the ability of the above mentioned finance subsidiaries to make their funds available to other group companies.

127	Notes to the accounts

Back to Contents

IFRS selected financial data Consolidated income statement data

	2005	2004

	£m	£m

Group turnover†
Hanson Aggregates North America	980.6	897.3

Hanson Building Products North America	753.7	647.4

Hanson Aggregates UK	811.5	771.9

Hanson Building Products UK	368.2	300.7

Hanson Australia	464.6	413.2

Hanson Asia Pacific	108.4	124.5

Hanson Continental Europe	228.7	228.0

	3,715.7	3,383.0

Group operating profit before impairments†
Hanson Aggregates North America	138.4	127.6

Hanson Building Products North America	125.7	111.2

Hanson Aggregates UK	108.8	74.5

Hanson Building Products UK	37.8	36.8

Hanson Australia	81.6	66.5

Hanson Asia Pacific	8.1	5.6

Hanson Continental Europe	19.9	23.9

Central	(31.5)	(22.7)

	488.8	423.4

Operating impairments†	(4.0)	(29.3)

Operating profit†	484.8	394.1

Net finance costs†	(55.5)	(46.8)

Profit before taxation†	429.3	347.3

Tax on continuing operations	(34.4)	(27.1)

Profit after taxation – continuing operations	394.9	320.2

Discontinued operations	(7.3)	(56.0)

Profit for the year	387.6	264.2

Less amounts attributable to minority interest	(0.3)	0.1

Profit attributable to equity holders of the Company	387.3	264.3

Operating profit per ordinary share (pence)†	65.6	53.1

Basic earnings per share (pence)†	54.2	43.6

Diluted earnings per ordinary share (pence)†	53.6	43.2

Dividends paid in the year (pence)	18.65	17.30

Weighted average number of shares – basic	728.3	734.3

Weighted average number of shares – diluted	735.7	741.1

Profit after tax† in respect of joint-ventures and associates for North America, UK, Australia & Asia Pacific and Continental Europe have been included in Group operating profit before impairments† for these divisions. The total amounts for joint-ventures and associate profit after tax† are 2005 – £40.5m (£23.2m).

†Continuing operations

Consolidated balance sheet data

	2005	2004

	£m	£m

Non-current assets	4,221.7	3,663.7

Current assets	2,246.5	2,484.3

Assets held for sale	8.5	12.6

Total assets	6,476.7	6,160.6

Non-current liabilities	(2,202.8)	(2,023.7)

Current liabilities	(1,601.6)	(1,725.9)

Total liabilities	(3,804.4)	(3,749.6)

Net Assets	2,672.3	2,411.0

Equity
Called-up share capital	73.7	73.7

Own shares	(73.3)	(30.1)

Reserves	2,669.6	2,365.3

Attributable to equity holders of the Company	2,670.0	2,408.9

Minority interests	2.3	2.1

Total equity	2,672.3	2,411.0

Number of allotted, called-up and fully paid shares	737.0	737.0

128	IFRS selected financial data

Back to Contents

US GAAP selected financial data Consolidated income statement data

	2005	2004	2003	2002	2001

	£m	£m	£m	£m	£m

Turnover including joint-ventures and associates	4,084.6	3,810.2	3,956.5	4,000.5	4,179.4

Operating profit including joint-ventures and associates	429.3	82.2	430.1	500.3	489.2

Continuing operations – net income	473.2	3.4	297.7	282.5	333.1

Discontinued operations – profit from operations	14.5	18.2	7.9	14.9	12.9

Discontinued operations – loss on disposals	(24.0)	(48.5)	(73.9)	(25.6)	(43.7)

Income/(loss) before cumulative effect of change in accounting principle	463.7	(26.9)	231.7	271.8	302.3

Cumulative effect of change in accounting principle	–	–	–	(900.4)	–

Net income/(loss) available for appropriation	463.7	(26.9)	231.7	(628.6)	302.3

	2005	2004	2003	2002	2001

	pence	pence	pence	pence	pence

Adjusted weighted average basic number of ordinary shares (millions)	728.3	734.3	733.9	735.0	735.4

Basic – income from continuing operations	65.0	0.5	40.5	38.4	45.3

Basic – loss from discontinued operations	(1.3)	(4.1)	(9.0)	(1.4)	(4.2)

Basic – income/(loss) before cumulative effect of change in accounting principle	63.7	(3.6)	31.5	37.0	41.1

Basic – cumulative effect of change in accounting principle	–	–	–	(122.5)	–

Basic – net income/(loss)	63.7	(3.6)	31.5	(85.5)	41.1

Adjusted weighted average diluted number of ordinary shares (millions)	735.7	741.1	740.4	740.9	737.7

Diluted – income from continuing operations	64.3	0.5	40.2	38.1	45.2

Diluted – loss from discontinued operations	(1.3)	(4.1)	(8.9)	(1.4)	(4.2)

Diluted – income/(loss) before cumulative effect of change in accounting principle	63.0	(3.6)	31.3	36.7	41.0

Diluted – cumulative effect of change in accounting principle	–	–	–	(121.5)	–

Diluted – net income/(loss)	63.0	(3.6)	31.3	(84.8)	41.0

Consolidated balance sheet data

	2005	2004	2003	2002	2001

	£m	£m	£m	£m	£m

Total assets	7,269.5	6,560.2	7,210.9	7,082.2	8,436.3

Long-term debt	1,161.6	1,058.3	1,465.9	972.3	1,599.3

Share capital	73.7	73.7	73.7	1,473.9	1,471.8

Net assets and shareholders’ equity	3,046.1	2,683.8	2,874.1	2,605.8	3,556.5

Number of shares	737.0m	737.0m	737.0m	737.0m	735.9m

129	US GAAP selected financial data

Back to Contents

Investor information

Financial calendar

	Ordinary	ADS	CDI
Final dividend for the year to December 31, 2005	shareholders	holders	holders

Ex-dividend date	April 5, 2006	April 5, 2006	April 3, 2006

Record date	April 7, 2006	April 7, 2006	April 7, 2006

Payment date	May 5, 2006	May 12, 2006	May 12, 2006

(Subject to shareholder approval at the AGM)

Interim dividend for the six months to June 30, 2006	payable September 2006 (provisional)

	Interim 2006	Full year 2006
Results announcements (provisional)	August 2, 2006	February 22, 2007

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

Dividends in respect of the financial years ending December 31 were:

	Per ordinary share				Per ADS				Per ADS

	Interim	Final		Total	Interim	Final		Total	Interim	Final	Total

	pence	pence		pence	pence	pence		pence	cents	cents	cents

2001	4.45	9.55		14.00	22.25	47.75		70.00	32.62	69.60	102.22

2002	4.55	10.85		15.40	22.75	54.25		77.00	35.24	88.22	123.46

2003	5.00	11.95		16.95	25.00	59.75		84.75	41.05	105.27	146.32

2004	5.35	12.80		18.15	26.75	64.00		90.75	47.74	121.83	169.57

2005	5.85	14.15	*	20.00	29.25	70.75	*	100.00	52.59	‡	‡

*If approved by shareholders at the AGM to be held on April 26, 2006, the recommended final dividend of 14.15p per ordinary share for the year ended December 31, 2005 will be payable on May 5, 2006 to ordinary shareholders on the register at close of business (London time) on April 7, 2006
‡For holders of ADSs and CDIs, the dividend base rate is declared in pence and is converted to US dollars (for ADS holders) and Australian dollars (for CDI holders) on the UK dividend payment date using the prevailing exchange rates on that day. Payment of the final dividend for the year ended December 31, 2005 to holders of ADSs and CDIs will be on May 12, 2006

Ordinary shareholders who wish to have future dividends paid direct into their bank or building society account should contact Lloyds TSB Registrars at the address shown on the inside back cover. Payment to banks outside the UK is available to private shareholders subject to a small charge.

Dividend policy
The Board remains committed to a progressive dividend policy, although this will be subject to maintaining a reasonable level of dividend cover over the medium-term. The increase of 10.0% in the dividend for 2002, of 10.1% for 2003, of 7.1% for 2004, followed by an increase of 10.2% for 2005 reflects the introduction of a more progressive approach to dividend payments. Future dividends will be dependent upon Hanson’s earnings, financial condition and other factors.

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

Major shareholders
To its knowledge, Hanson is not owned or controlled directly or indirectly by any government or by any other corporation. As of February 21, 2006, Hanson has been notified of the following persons who, directly or indirectly, are interested in 3% or more of the issued share capital. The voting rights of the major shareholders listed below are the same as for the other holders of ordinary shares or ADSs.

	Number of	% of issued share
Name	ordinary shares million	capital at date of notification

Vanguard Windsor Funds – Vanguard Windsor II Fund	39.1	5.3

Legal & General Investment Management	36.9	5.0

Standard Life Group	22.4	3.0

Prudential plc	21.9	3.0

Barclays Bank plc	21.9	3.0

Zurich Financial Services	21.9	3.0

Other than as identified above and interests held as bare nominee, Hanson has not been notified of any other interests in 5% or more of the ordinary shares (including ADSs) in the three years prior to the date of the Annual Report and Form 20-F.

As at February 21, 2006 15.5m ADSs were held of record in the USA. The 77.7m ordinary shares (10.8% of the issued share capital, excluding shares held in treasury) representing those ADSs were registered in the name of National City Nominees Limited.

As of February 21, 2006, approximately 0.3m ordinary shares were held of record in the USA by approximately 260 record holders. Hanson believes that as of February 21, 2006, approximately 3.83% of its outstanding ordinary shares were also beneficially owned by US holders. Since certain of these securities are held by brokers or other nominees, the number of holders of record in the USA may not be representative of the number of beneficial owners or of where the beneficial owners are resident.

Ordinary shareholders
As at February 21, 2006 there were 736,968,849 ordinary shares in issue, of which 18,250,000 were held in treasury. There were 48,168 registered holders.

130	Investor information

Back to Contents

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

	London Stock Exchange			NYSE

	pence per ordinary share		US dollars per ADS

	High	Low	High	Low

Calendar 2001	567.00	425.00	37.00	31.20

Calendar 2002	539.50	264.50	39.66	21.23

Calendar 2003	436.75	256.75	36.50	21.55

Calendar 2004

First quarter	451.50	398.00	42.40	36.26

Second quarter	446.00	377.75	39.96	34.49

Third quarter	410.50	360.00	37.00	33.71

Fourth quarter	449.25	399.50	43.30	36.90

Calendar 2005

First quarter	536.75	451.50	50.52	42.35

Second quarter	539.00	476.00	49.08	44.09

Third quarter	608.50	531.00	55.99	46.55

Fourth quarter	640.00	527.00	55.62	46.72

Most recent six months

August 2005	595.00	569.50	53.38	50.22

September 2005	608.50	583.50	55.99	51.43

October 2005	594.00	527.00	51.91	46.72

November 2005	606.50	580.00	52.60	50.96

December 2005	640.00	609.00	55.62	52.80

January 2006	663.00	624.50	58.96	54.95

February 2006 (through February 21, 2006)	696.00	656.50	60.70	57.56

Annual General Meeting
The AGM will be held at 11.00am on April 26, 2006 at the Institute of Electrical Engineers, 2 Savoy Place, London WC2R 0BL. Shareholders being sent the Annual Report and Form 20-F have also received a separate notice of the AGM, incorporating explanatory notes of the resolutions to be proposed at the meeting.

Holders of ADSs and CDIs are not members of the Company but may instruct their respective depositary as to the exercise of voting rights at the AGM pertaining to the number of ordinary shares represented by their ADSs and CDIs.

Ordinary shareholders may submit their proxy electronically via the internet at www.sharevote.co.uk or, if they have already registered with Lloyds TSB Registrars on-line portfolio service, they may appoint their proxy by visiting www.shareview.co.uk. Ordinary shareholders who are CREST participants may use the CREST proxy voting service for submitting electronic proxy appointments and voting instructions for the AGM. Full instructions on using these electronic voting options are included on the separate notice of the AGM.

Hanson website: www.hanson.biz
Our website www.hanson.biz is now firmly established and we are continuing our long-term on-line strategy to realise commercial benefits, maximise cost savings and reinforce the Hanson brand. Via our website you can download our corporate reports, news releases and investor presentations, consult frequently asked questions, check dividend information and use share price data tools. Key features include:

E-mail distribution service
Hanson operates an e-mail distribution service for news releases and other corporate information. This service includes e-mail alerts two days prior to results announcements and publication of Company reports.

Share price data
Shareholders can view Hanson’s latest share price on-line and also use the share price look-up tool to access historical share prices.

Interactive share price charting tool
This feature enables you to chart Hanson’s share price on-line over a selected time period since demerger (1997) and/or relative to the FTSE 100 Index and/or the FTSE Construction & Building Materials Index.

131	Investor information

Back to Contents

Investor information continued

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

Shareholder facilities
Any enquiries relating to ordinary shareholdings should be addressed to Lloyds TSB Registrars. Up-to-date information on holdings, including balance movements and information on recent dividends, can be found on www.shareview.co.uk, where ordinary shareholders can also notify a change of address and set up or change dividend mandate instructions.

Investors in the UK may take advantage of a postal low-cost share dealing service to buy or sell Hanson ordinary shares, held in a certificated form, in a simple, economic manner. Basic commission is 1% with a minimum charge of £15. Purchases are subject to Stamp Duty Reserve Tax of 0.5%. Full details can be obtained from Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA. Tel 020 7678 8300.

Alternatively, Lloyds TSB Registrars offer Shareview Dealing, a service which allows UK resident shareholders to sell or purchase Hanson ordinary shares via the internet by logging on to www.shareview.co.uk/dealing or via telephone on 0870 850 0852.

Holders of Hanson CDIs with a value of less than A$15,000 can take advantage of a facility, offered by Link Market Services Limited, to sell all their shares in a cost-effective and efficient manner. Full details on this share sale facility can be obtained by contacting Link Market Services Limited on +61 (0)2 8280 7111.

Holders of ADSs and CDIs should address enquiries to Citibank Shareholder Services and Link Market Services Limited (details on the inside back cover), respectively.

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

Unsolicited mail
As UK law obliges companies to make their share registers available to other organisations, shareholders may receive unsolicited mail. Shareholders in the UK who wish to limit the amount of unsolicited mail they receive should contact the mailing preference service either by telephone on 0845 703 4599, online at www.mpsonline.org.uk or by writing to Mailing Preference Service, FREEPOST 29 LON20771, London W1E 0ZT.

132	Investor information

Back to Contents

Ancillary information

Description of business
General development of business
Hanson became a business focused purely on building materials in 1997 following the demerger of the old Hanson conglomerate. The major building materials companies remaining within Hanson at the time were ARC, Hanson Brick and Cornerstone.

Hanson management transformed the business into a world leading building materials company through a series of disposals and acquisitions, the largest of which was the acquisition of the Australian construction materials business, Pioneer International, in May 2000.

Following a series of restructurings, Hanson now operates as four identifiable trading regions: Hanson North America (46.7% of 2005 continuing turnover), Hanson UK (31.7% of 2005 continuing turnover), Hanson Australia & Asia Pacific (15.4% of 2005 continuing turnover), and Hanson Continental Europe (6.2% of 2005 continuing turnover).

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

(a) Hanson Aggregates North America
Hanson Aggregates North America, headquartered in Dallas, Texas produces aggregates, ready-mixed concrete, asphalt and cement has over 350 operating locations throughout the USA.

(b) Hanson Building Products North America
Hanson Building Products North America, headquartered in Dallas, Texas, is divided into two sub-groups, Pipe & Precast and Brick & Tile. Pipe & Precast, also headquartered in Dallas, produces concrete pipes, and products and precast concrete for the US and Canadian markets. Brick & Tile, with its headquarters in Charlotte, North Carolina, produces bricks for the US and Canadian markets from its principal manufacturing factories in Canada, Texas, and the Carolinas, and roof tiles from its plants in Florida, California, Texas and Arizona.

UK
Hanson reports as two groups in the UK, Hanson Aggregates UK and Hanson Buildings Products UK.

(a) Hanson Aggregates UK
Hanson Aggregates UK produces aggregates, ready-mixed concrete and asphalt in the UK through its own operations and is a partner in a number of joint-venture companies, the most significant of which is Midland Quarry Products Limited, owned jointly with a member of the Tarmac group of companies.

Included within Hanson Aggregates UK are Hanson’s marine dredging operations which, through a wholly owned subsidiary and United Marine Holdings Limited, a joint-venture with a member of the Tarmac group of companies, supply sea-dredged aggregates to the UK, Belgium, Holland and France.

(b) Hanson Building Products UK
Hanson Building Products UK supplies bricks and concrete products, concrete flooring, precast concrete and packed aggregates products throughout the UK.

Australia & Asia Pacific
Hanson Australia is a major supplier of construction materials to the Australian market. Its operations are divided into two operating groups: Hanson Construction Materials, which produces ready-mixed concrete and aggregates; and Hanson Building Products, which produces blocks, pavers and retaining walls. Its other major interests include (i) its 25% share in Cement Australia Holdings Pty Ltd, jointly owned with Rinker Group Ltd and Holcim Ltd, which operates cement plants in New South Wales, Tasmania and Queensland, and (ii) Pioneer Road Services Pty Ltd, jointly owned with Shell Australia Ltd, which operates as an asphalt and contracting business.

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

Average

Year ended December 31, 2001	1.44

Year ended December 31, 2002	1.51

Year ended December 31, 2003	1.65

Year ended December 31, 2004	1.84

Year ended December 31, 2005	1.82

Year ending December 31, 2006 (through February 21, 2006)	1.76

The following table sets forth the high and low noon buying rates for the last six months in US dollars per £1 (to the nearest cent).

	High	Low

August 2005	1.81	1.77

September 2005	1.84	1.76

October 2005	1.79	1.75

November 2005	1.78	1.71

December 2005	1.77	1.72

January 2006	1.79	1.74

February 2006 (through February 21, 2006)	1.78	1.73

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

Sources and availability of raw materials
We generally own or lease the real estate on which the raw materials, namely aggregates and clay resources/reserves, essential to our main businesses are found, although in the case of the marine businesses of Hanson Aggregates UK and Hanson Aggregates North America, we operate under licences from the relevant national and local authorities.

We are also a significant purchaser of certain important materials such as cement, bitumen, steel, gas, fuel and other energy supplies, the cost of which can fluctuate by material amounts and consequently have an adverse impact on our businesses. We are not generally dependent on any one source for the supply of these products, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdictions in which we operate for the supply of cement, bitumen, steel and fuel. In 2005, percentage price changes in the cement market ranged from a 2%-20% increase.Bitumen prices are affected by general oil price changes. In 2005, percentage price changes in the bitumen market ranged from a decrease of 11% to an increase of 46%.

Sales and marketing
Although sales and marketing activities are more important in connection with our brick business in both the USA and the UK, where branding of the product is a factor, in general the nature of the majority products, ie rock, sand, gravel, ready-mixed concrete and concrete products, and the cost of transportation means that marketing and selling is conducted on a more localised basis, with an emphasis on service and delivery. Sales and marketing costs tend to be relatively low in relation to the overall delivered price of our products.

Competitive position
Statements relating to Hanson’s position as one of the leading heavy building materials companies, one of the largest producers of aggregates and one of the largest producers of heavy building products are based on management estimates.

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

133	Ancillary information

Back to Contents

Ancillary information continued

In addition to the regulatory framework described above, our operating units are subject to extensive regulation by national, state and local agencies concerning such matters as planning, environmental and health and safety compliance. In addition, numerous governmental permits and approvals are required for our operations. We believe that our operating units are currently operating in substantial compliance with, or under approved variances from, various national, state and local regulations. We do not believe that such compliance will materially adversely affect our business or results of operations. In the past, our subsidiaries have made significant capital and maintenance expenditures to comply with planning, water, air and solid and hazardous waste regulations and these subsidiaries may be required to do so in the future. From time to time, various agencies may serve cease and desist orders or notices of violation on an operating unit or deny its applications for certain licences or permits, in each case alleging that the practices of the operating unit are not consistent with the regulations or ordinances. In some cases, the relevant operating unit may seek to meet with the agency to determine mutually acceptable methods of modifying or eliminating the practice in question. We believe that our operating units should be able to achieve compliance with the applicable regulations and ordinances in a manner which should not have a material adverse effect on our business, financial condition or results of operations.

Approximately, 100 present and former US operating sites, or portions thereof, currently or previously owned and/or leased by current or former companies acquired by Hanson (responsibility for which remains with a member of the Hanson group) are the subject of claims, investigations, monitoring or remediation under the US federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the US federal Resource Conservation and Recovery Act or comparable US state statutes or agreements with third parties. These proceedings are in various stages ranging from initial enquiries to active settlement negotiations to implementation of response actions. In addition, a number of present and former Hanson operating units (responsibility for which remains with a member of the Hanson group) have been named as Potentially Responsible Parties (“PRPs”) at approximately 40 off-site landfills under CERCLA or comparable state statutes. In each of these matters the Hanson operating unit is working with the governmental agencies involved and other PRPs to address environmental claims in a responsible and appropriate manner. A substantial majority of these operating and landfill sites are covered by the environmental insurance policy referred to under the heading “Material Contracts” referred to below.

We do not believe that any of the above proceedings relating to operating sites and off-site landfills not covered by the environmental insurance policy should materially adversely affect our business, financial condition or results of operations. At December 31, 2005, we had accrued £179.3m for environmental obligations, including legal and other costs, at such sites as are not covered by the above-mentioned environmental insurance policy. Costs associated with environmental assessments and remediation efforts are accrued when determined to represent a probable loss and to be capable of being reasonably estimated. There can be no assurance that the ultimate resolution of these matters will not differ materially from our estimates.

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

For other legal proceedings against Hanson, see note 26 of the Notes to the accounts.

Patents and trademarks
Our operating units have various patents, registered trademarks, trade names and trade secrets and applications for, or licences in respect of, the same that relate to various businesses. We believe that certain of these intellectual property rights are of material importance to the businesses to which they relate. We believe that the material patents, trademarks, trade names and trade secrets of our operating subsidiaries and divisions are adequately protected and that the expiration of patents and patent licences should not have a material adverse effect upon our business, financial condition or results of operations.

Employees
As at December 31, 2005, the group employed 24,300 employees. An analysis of employee numbers by business and geographical area is found in note 4 of the Notes to the accounts. We believe that in general our relationship with our employees and trade unions or other bodies representing our employees is good.

Property, plants and equipment
As of December 31, 2005, our operating units owned 1,121 plants and other freehold properties, of which 486 were located in North America, 297 were located in the UK, 295 were located in Australia and Asia and 43 were located in Continental Europe. The remaining properties of our operating units throughout the world, including other manufacturing facilities, warehouses, stores and offices, were leased. None of the individual properties is considered to have a value that is of major significance in relation to our assets as a whole. For a description of certain environmental issues that may affect our utilisation of our assets, see under the heading “Governmental regulation (including environmental)” referred to above.

Material contracts
For details relating to the Deposit Agreement under which the Hanson ADSs were issued, the indentures under which the group’s public bonds were issued and various agreements and indemnities relating to the demergers, see under the heading “Exhibits” included in Hanson PLC’s 2005 Annual Report and Form 20-F filed with the Securities and Exchange Commission.

In August 1998, an agreement was reached under which, for a one-off premium and related transaction costs totalling $275m, insurance cover of $800m (after payment by the group of the first $100m of remediation costs arising since January 1, 1998) was available to meet the costs of remediating the environmental liabilities relating to the former Koppers’ company operations of Beazer plc (“Beazer”) (acquired by Hanson in 1991). The insurance cover is provided by the subsidiaries of two leading reinsurance companies, Centre Solutions (a member of the Zurich Group) and Swiss Re. Administration of the environmental remediation programme will continue to be carried out by Beazer.

In April 2005, we entered into a five year £500m multi-currency revolving credit facility arranged by Barclays Capital and J.P. Morgan plc with a syndicate of banks. This replaced our five year £519.2m facility due to expire in March 2006. The new facility contains a US$947m swingline advance facility and a sub-limit of up to £300m for Australian dollar loan note advances. In addition, in July 2004, we entered into a five year US$475m facility arranged by Banc of America Securities Limited and Citigroup Global Markets Limited with a syndicate of banks. This facility is available to be drawn as either cash advances or standby letters of credit.

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

134	Ancillary information

Back to Contents

The discussion does not consider the tax treatment of beneficiaries of trusts or estates, partnerships or other pass-through entities or persons who hold ordinary shares or ADSs through a partnership or other pass-through entity.

This discussion does not address all aspects of US federal income taxation, such as US federal gift or estate tax, nor state or local taxation. It does not address the tax consequences for financial institutions, financial services entities, insurance companies, dealers in securities or foreign currencies, persons subject to the alternative minimum tax, persons owning directly, indirectly or by attribution 5% or more of the total combined voting power of the stock of Hanson, persons carrying on a trade or business in the UK through a permanent establishment, persons who acquired ordinary shares or ADSs as compensation, persons who elect mark-to-market accounting, tax-exempt entities or private foundations, persons that hold the ordinary shares or ADSs as part of a straddle, hedge, constructive sale or conversion transaction or other integrated transaction, persons whose functional currency is other than the US dollar, certain expatriates or former long-term residents of the USA or holders who elected to apply the provisions of the former income tax convention between the USA and the UK.

US shareholders and holders of Hanson ADSs should consult their tax advisors with regard to the application of the US federal income tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Considerations relevant to the ADSs and ordinary shares
US shareholders of ADSs are not members of the Company but may instruct Citibank N.A., the Depositary, as to the exercise of voting rights pertaining to the number of ordinary shares represented by their ADSs. However, US shareholders of ADSs are generally treated as the owners of the underlying ordinary shares for purposes of the US-UK double taxation conventions relating to income and gains (the “UK-US income tax treaty”) and to estate and gift taxes (the “Estate and Gift Tax Convention”), and generally for purposes of the US federal tax laws.

Taxation of dividends
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

An individual US shareholder’s “qualified dividend income” is subject to tax at a reduced rate of tax of 15%. For this purpose, qualified dividend income includes dividends from foreign corporations if (a) the stock of such corporation with respect to which such dividend is paid is readily tradable on an established securities market in the USA, including NASDAQ, or (b) such corporation is eligible for the benefits of a comprehensive tax treaty with the USA that includes an information exchange programme and is determined to be satisfactory to the US Secretary of the Treasury. The US Secretary of the Treasury has indicated that the UK-US income tax treaty which came into effect on March 31, 2003 (the “Treaty”) is satisfactory for this purpose. Dividends will not, however, qualify for the reduced rate if such corporation is treated for the tax year in which dividends are paid (or in the prior year) as a “passive foreign investment company” for US federal income tax purposes. Based on the nature of Hanson’s operations, Hanson does not believe that it would be treated as a passive foreign investment company. Accordingly, if Hanson’s beliefs are correct, dividend distributions with respect to its ordinary shares or ADSs should be treated as qualified dividend income and subject to the US shareholder’s satisfaction of the holding period requirements described below, should be eligible for the reduced 15% US federal income tax rate. A US shareholder will not be entitled to the reduced rate: (a) if the US shareholder has not held the ordinary shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date; or (b) to the extent the US shareholder is under an obligation to make related payments on substantially similar or related property. Any days during which a US shareholder has diminished its risk of loss on the ordinary shares or ADSs are not counted towards meeting the 61 day holding period required by the statute. The UK does not currently apply a withholding tax on dividends under its internal laws. However, if such a withholding tax were introduced, the UK would be entitled, under the Treaty, in certain circumstances to impose a withholding tax at a rate of up to 15% on dividends paid to a US shareholder. Subject to applicable limitations, a US shareholder who was subject to any such withholding should be entitled to claim a deduction for withheld tax or, subject to the holding period requirements mentioned below, a credit for such withholding tax against such holder’s US federal income tax liability. The US foreign tax credit limitation may be reduced to the extent that dividends are eligible for the reduced rate described above.

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

If the ordinary shares or ADSs are publicly traded, a disposition of such ordinary shares or ADSs will be considered to occur on the “trade date”, regardless of the US shareholder’s method of accounting. A US shareholder that uses the cash method of accounting calculates the US dollar value of the proceeds received on the sale as of the date that the sale settles. However, a US shareholder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date” and, therefore, may realise foreign currency gain or loss, unless such US shareholder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. In addition, a US shareholder that receives foreign currency upon the sale or exchange of the ordinary shares or ADSs and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on an appreciation or depreciation in the value of the foreign currency against the US dollar. Foreign exchange gain or loss will generally be US source ordinary income or loss.

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

135	Ancillary information

Back to Contents

Ancillary information continued

Inheritance tax
The United Kingdom imposes inheritance tax, broadly, on transfers of capital which occur on death and in the preceding seven years. HM Revenue & Customs is known to consider that the Estate and Gift Tax Convention applies to inheritance tax and it is understood that, in practice, both the HM Revenue & Customs and the US Internal Revenue Service apply the provisions of the Estate and Gift Tax Convention to inheritance tax. On this assumption, an ADS or ordinary share held by an individual who is domiciled in, or a citizen of, the United States and is not a national of or domiciled in the United Kingdom will not be subject to UK inheritance tax on the individual’s death or on a transfer of the ADS or ordinary share during the individual’s lifetime except in the exceptional case where the ADS or ordinary share is part of the business property of a UK permanent establishment or an enterprise or pertains to a UK fixed base of an individual used for the performance of independent personal services. Special rules apply where an ADS or ordinary share is held in trust. The Estate and Gift Tax Convention generally provides a credit for the amount of any tax paid in the United Kingdom against the US federal tax liability or for tax paid in the USA to be credited against the United Kingdom liability (according to rules set out in the Convention) in a case where the ADS or ordinary share is subject both to UK inheritance tax and to US federal gift or estate tax.

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

Memorandum and Articles of Association
The Company’s Amended and Restated Memorandum and Articles of Association is included as Exhibit 1.1 to Hanson PLC’s 2005 Annual Report and Form 20-F filed with the Securities and Exchange Commission and is incorporated herein by reference. A summary description of certain provisions of the Deposit Agreement relating to the Company’s ADSs was included in the Report on Form 6-K dated November 11, 2003 which was filed with the SEC. The information set forth in the Report on Form 6-K dated November 11, 2003 (which was incorporated by reference in certain Registration Statements) is incorporated herein by reference.

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

136	Ancillary information

Back to Contents

Definitions
In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Act/Companies Act	The Companies Act 1985 (as amended)

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing five underlying Ordinary Shares of Hanson PLC

AGM	Annual General Meeting

ASX	Australian Stock Exchange Limited

bn	Billion

CDI	CHESS Depositary Interest

Company or company	Hanson PLC, sometimes referred to as New Hanson

Court	The High Court of Justice in England and Wales

Demergers	The demergers of US Industries, Inc. in 1995, Imperial and Millennium in 1996 and The Energy Group in 1997

Depositary	Citibank, as depositary under the deposit agreement dated
as of October 14, 2003 pursuant to which ADSs are issued

Directors	The Directors of Hanson PLC

EGM	Extraordinary General Meeting

ESOP	Employee Share Ownership Plan

Existing business/operations	Operations excluding acquisitions made in the current year

Free cash flow	Operating cash flow after interest and taxation

FRS	Financial Reporting Standard (UK)

Hanson	Old Hanson and/or New Hanson as the case may be

Hanson or the group	Hanson and its subsidiaries

Hanson PLC	A company incorporated in England and Wales (No. 4626078) which was formerly named Hanson Building Materials PLC prior to October 14, 2003

Heritage	Operations owned by the group for more than 12 months

IFRS	International Financial Reporting Standards

LIBOR	The London inter-bank offered rate, the variable rate of interest charged by a bank when lending to other banks in the London inter-bank market

London Stock Exchange	London Stock Exchange plc

m	Million

Millennium	Millennium Chemicals, Inc.

New Hanson	Hanson PLC

NYSE	New York Stock Exchange, Inc.

Old Hanson	Hanson Building Materials Limited, a company incorporated in England and Wales (No 488067), formerly named Hanson PLC prior to October 14, 2003

Ordinary shares/shares	Ordinary shares of £2 each or of 10p each in the capital of Old Hanson and New Hanson respectively

Pioneer	Pioneer International Limited

pound sterling, £, pence or p	Refers to units of UK currency

ppts	Percentage points

SEC	Securities and Exchange Commission of the United States

Scheme or Scheme of Arrangement	The scheme of arrangement under section 425 of the Act approved by the Court on October 13, 2003

Scheme effective date	October 14, 2003

SFAS	Statement of Financial Accounting Standards (United States)

SOX	Sarbanes-Oxley Act of 2002 (United States)

SSAP	Statements of Standard Accounting Practice (UK)

The Energy Group	The Energy Group plc

UITF	Urgent Issues Task Force (UK)

UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland

UK GAAP	Generally accepted accounting principles applied in the UK

US dollar, US$, cents or c	Refers to units of US currency

US GAAP	US generally accepted accounting principles

USA, US or United States	United States of America

Figures in parentheses in tables and financial statements are used to represent negative numbers.

137	Definitions

Back to Contents

Glossary of terms and US equivalents

Terms used in the Annual Report and Form 20-F	US equivalent or brief description^

Accounts	Financial statements

Allotted	Issued

Associate	A business which is not a subsidiary or a joint-venture, but in which the group has a shareholding and exercises significant influence

Borrowings	Liabilities

Called-up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax depreciation

Consolidated statement of recognised income and expense	Statement of changes in stockholders’ equity

Finance lease	Capital lease

Financial year	Fiscal year

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Group, or consolidated, accounts	Consolidated financial statements

Interest payable	Interest expense

Interest receivable	Interest income

Joint-venture	A business which is jointly controlled by the group and one or more external partners

Nominal value	Par value

Operating profit	Net operating income

Payables	Accounts payable and accrued liabilities

Pension scheme	Pension plan

Profit	Income (or earnings)

Profit attributable to equity holders of the Company	Net income attributable to ordinary shareholders

Reserves	Stockholders’ equity other than capital stock

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)

Shares in issue	Shares outstanding

Total assets	Total identifiable assets

Total equity	Stockholders’ equity

Turnover	Revenues/sales

^US equivalent refers to the most comparable US term to that used in the Annual Report and Form 20-F. It should not be assumed that the terms used in the Annual Report and Form 20-F and the US equivalent are identical

138	Glossary of terms and US equivalents

Back to Contents

Cross reference to Form 20-F

The information in this document that is referenced in the following table is included in Hanson PLC’s 2005 Form 20-F and is filed with the Securities and Exchange Commission.

Item		Page

1	Identity of Directors, senior management and advisors	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
A	Selected financial data
	IFRS selected financial data	128

	US GAAP selected financial data	129

A	Exchange rates	133

B	Capitalisation and indebtedness	n/a

C	Reason for the offer and use of proceeds	n/a

D	Risk factors
	Principal risks and uncertainties	45-48

4	Information on the Company
A	History and development of the Company
	Incorporation and name	53

	Incorporation of the Company/registered office	136

	Description of business	133

	Note 9 – Discontinued operations	88-90

	Note 25 – Business combinations	101

	Capital expenditure	40

B	Business overview
	Industry and markets	5-9

	Description of business	133

	Note 2 – Segmental analysis	77-81

	Seasonality	133

	Sources and availability of raw materials	133

	Sales and marketing	133

	Competitive position	133

	Patents and trademarks	134

	Government regulations (including environmental)	133-134

C	Organisational structure
	Note 14 – Investments	92-93

	Description of business	133

D	Property, plant and equipment	134
	Government regulation (including environmental)	133-134

	Note 13 – Property, plant and equipment	92

5	Operating and financial review and prospects
A	Operating results
	Review of operations	5-36

	Financial review	37-44

B	Liquidity and capital resources
	Funding, liquidity and treasury management	42

	Capital expenditure	40

	Consolidated cash flow statement	72

	Note 24 – Reconciliation of changes in total equity	99

	Note 29 – Financial risk management	106-109

C	Research and development, patents and licences, etc
	Note 3 – Costs and overheads of continuing operations	82

	Patents and trademarks	134

D	Trend information
	Review of operations	5-36

E	Off balance sheet arrangements	41

F	Tabular disclosure of contractual obligations	42

G	Safeharbour	Inside front cover

6	Directors, senior management and employees
A	Directors and senior management
	Board of Directors	52

B	Compensation
	Remuneration report	61-67

C	Board practices
	The Board of Directors	55-56

	Service contracts	66

	Corporate governance	55-60

	Remuneration, Nominations and Audit Committees	56-58

D	Employees
	Note 4 – Directors and employees	82-83

E	Share ownership
	Remuneration report	61-67

	Note 33 (l) – Additional information required
	by US GAAP in regards to employee share schemes	126-127

Item		Page

F	Description of option plans	64-65

7	Major shareholders and related party transactions
A	Major shareholders	130

B	Related party transactions
	Remuneration report	61-67

	Note 30 – Related party transactions	110

C	Interests of experts and counsel	n/a

8	Financial information
A	Consolidated financial statements	See Item18
	Asbestos	38-39

	Note 21 – Provisions	96-98

	Note 26 – Contingent liabilities	101-102

	Dividend policy	130

B	Significant changes
	Note 31 – Subsequent events	110

9	The offer and listing
A	Share price history
	Listings	131

B	Plan of distribution	n/a

C	Markets
	Listings	131

D	Selling shareholders	n/a

E	Dilution	n/a

F	Expenses of the issue	n/a

10	Additional information
A	Share capital	130
	Note 23 – Share capital	99

B	Memorandum and articles of association	136

C	Material contracts	134

D	Exchange controls	134

E	Taxation
	Taxation information for US shareholders	134-136

F	Dividends and paying agents	130

G	Statement by experts	n/a

H	Documents on display	136

I	Subsidiary information	142

11	Quantitative and qualitative disclosures about market risk
	Funding, liquidity and treasury management	42

	Note 29 – Financial risk management	106-109

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures
A	Evaluation of disclosure controls and procedures	59
	Internal control	58-59

B	Management’s annual report on internal controls over
	financial reporting	59

C	Attestation report	69

D	Changes in internal controls over financial reporting	59

16	Reserved
16A	Audit committee financial expert
	Audit Committee	57

16B	Code of ethics
	Corporate governance	55

16C	Principal accountant fees and service
	Note 3 – Remuneration of auditors	82

	Audit committee	57

16D	Exemptions from the listing standards for audit committees	n/a

16E	Repurchase activity
	Note 24 – Own shares	100

17	Financial statements	n/a

18	Financial statements
	Report of independent registered public accounting firm	68-69

	Consolidated income statement	70

	Consolidated balance sheet	71

	Consolidated cash flow statement	72

	Consolidated statement of recognised income and expense	73

	Accounting policies	74-77

	Notes to the accounts	74-127

19	Exhibits	n/a

139	Cross reference to Form 20-F

Back to Contents

Audit report for parent Company accounts

Independent auditor’s report to the shareholders of Hanson PLC
We have audited the parent company financial statements of Hanson PLC for the year ended December 31, 2005 which comprise the Balance Sheet and the related notes I to VII. These parent Company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration report that is described as having been audited.

We have reported separately on the group financial statements of Hanson PLC for the year ended December 31, 2005.

This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Report and Form 20-F, the Directors’ Remuneration report and the parent Company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) as set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the parent Company financial statements and the part of the Directors’ Remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent Company financial statements give a true and fair view and whether the parent Company financial statements and the part of the Directors’ Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the parent Company financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and Form 20 F and consider whether it is consistent with the audited parent Company financial statements. The other information comprises only the Directors’ report, the unaudited part of the Directors’ Remuneration report, the Chairman’s statement and the Review of operations and the Financial review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent Company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent Company financial statements and the part of the Directors’ Remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the parent Company financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent Company financial statements and the part of the Directors’ Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent Company financial statements and the part of the Directors’ Remuneration report to be audited.

Opinion
In our opinion:
–	the parent Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company’s affairs as at December 31, 2005; and

–	the parent Company financial statements and the part of the Directors’ Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered auditor
London
February 23, 2006

140	Audit report for parent Company accounts

Back to Contents

Hanson PLC – Company

Statement of Directors’ responsibilities in respect of the accounts
Company law requires the Directors to prepare accounts for each financial period which give a true and fair view of the state of affairs of the Company and of the profit or loss for that period. In preparing those accounts, the Directors are required to:
–	select suitable accounting policies and then apply them consistently;

–	make judgements and estimates that are reasonable and prudent;

–	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and

–	prepare the accounts on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors confirm that the accounts comply with the above requirements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Balance sheet as at December 31, 2005

		2005	2004

			(restated)

	Notes	£m	£m

Fixed assets
Investments in subsidiaries	(II)	8,590.7	8,590.7

Current assets
Other debtors		0.1	0.1

Amounts due in less than one year from subsidiary undertakings		14.9	8.7

Amounts due in more than one year from subsidiary undertakings		436.9	390.6

		451.9	399.4

Creditors – due within one year
Amounts due to subsidiary undertakings		(6,555.2)	(6,356.3)

7.875% notes 2010	(III)	(9.0)	(8.2)

Other creditors		(1.6)	–

		(6,565.8)	(6,364.5)

Net current liabilities		(6,113.9)	(5,965.1)

Total assets less current liabilities		2,476.8	2,625.6

Creditors – due after one year
7.875% notes 2010	(III)	(433.7)	(387.9)

Net assets		2,043.1	2,237.7

Capital and reserves
Called-up share capital	(IV)	73.7	73.7

Own shares	(IV)	(72.8)	(26.1)

Profit and loss account	(IV)	2,042.2	2,190.1

Equity shareholders’ funds		2,043.1	2,237.7

I)	Accounting Policies

a)	Accounting convention
The accounts are prepared in accordance with UK accounting principles (including applicable accounting standards), using the historical cost convention.

b)    Profit and loss
As permitted by the exemption in Section 230 of the Companies Act 1985 the Company has not presented its own profit and loss account. The loss for the year dealt with in the accounts of Hanson PLC was £11.2m (loss of £21.5m). After dividends of £136.2m (£127.3m) the loss for the year was £147.4m (loss of £148.8m).

c)    Share-based payments
The cost of equity-settled transactions with employees, for awards granted after November 7, 2002, is measured at fair value on the date of grant and is recognised as an expense over the vesting period. Fair value is determined by an external valuer using an appropriate pricing model. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions).

For awards evaluated on non-market conditions or no performance criteria, an expense is ultimately only recognised for awards which vest. Where an award is dependent upon a market condition, the cost of the award is recognised irrespective of whether the award vests unless the employee leaves during the vesting period. At each balance sheet date before vesting, the cumulative expense is calculated representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous balance sheet date is recognised in the income statement, with a corresponding entry in equity.

d)    Dividends
Dividends attributable to the shareholders’ are taken directly to equity when declared. Interim dividends are recognised when paid.

e)    Foreign currencies
Assets, liabilities, revenues and costs denominated in foreign currencies are recorded at the rate of exchange ruling at the date of the transactions. Monetary assets and liabilities at the balance sheet date are re-translated at year end rates of exchange. Exchange differences arising are taken to the profit and loss account.

f)    Fixed asset investments
Fixed asset investments are stated at cost, except where it is required to reflect a provision for a permanent diminution in value.
141	Hanson PLC – Company

Back to Contents

Hanson PLC – Company continued

I)	Accounting Policies continued

g)	Interest bearing loans and borrowings
All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in the profit and loss account when the liabilities are derecognised as well as through the amortisation process.

h)    Own shares
Own equity instruments which are reacquired (treasury shares) are deducted from shareholders’ funds. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

i)    Cash flow
The Company has taken advantage of the exemption available to it under FRS1 “Cash flow statements” not to prepare a statement of cash flows.

j)   Changes in accounting policy
FRS 20 “Share-based payment”
FRS 20 is effective for accounting periods beginning on or after January 1,2005 and as such has been applied to these accounts. Under FRS 20, the cost of equity-settled transactions with employees is recognised in the profit and loss account over their vesting period by reference to the fair value at the date at which they are granted. The charge is only calculated on awards made after November 7, 2002 as a result of the transition option applied by the Company.

FRS 21 “Events after the balance sheet date”
FRS 21 is effective for accounting periods beginning on or after January 1, 2005 and as such has been applied for the first time to these accounts. Under FRS 21, the charge and liability for the final proposed dividend are not recognised in accounts until approved by the shareholders at the AGM (declared). Previously, the dividend was recognised when proposed by the Directors.

FRS 26 “Financial Instruments: measurement”
FRS 26 is effective for accounting periods beginning on or after January 1, 2005 and as such has been applied for the first time to these accounts. Under FRS 26, all loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Previously, interest in respect of the coupon that had been accrued at the balance sheet date was shown within ‘other creditors’.

Impact on financial statements
The 2004 accounts previously reported have been restated for the adoption of FRS 20, FRS 21 and FRS 26 as follows: ‘dividend accruals’ have decreased by £93.4m; and the loss for the year has decreased by £91.7m. The net impact is to increase ‘shareholders’ funds’ as at December 31, 2004 by £93.4m.

II) Investments in subsidiaries

Principal subsidiary undertakings at December 31, 2005, none of which are held directly by the Company, are as follows:

	Principal activity	% owned	Country	Year ended

Hanson Quarry Products Europe Ltd	quarry operations	100	UK	December

Hanson Cook LLP	investments	100	UK	December

Hanson Drake LLP	investments	100	UK	December

Hanson Building Products Ltd	building products manufacturer	100	UK	December

Hanson Permanente Cement, Inc	cement operations	100	USA	December

Hanson Construction Materials Pty	quarry operations and supply of ready-mixed concrete	100	Australia	December

Hanson Aggregates Southeast, Inc	quarry operations	100	USA	December

Hanson Pipe and Products, Inc	supply of pipe and products	100	USA	December

III)	Loans

The 2010 7.875% notes are wholly repayable in 2010.

IV) Shareholders’ funds

			Profit and
	Share	Own	loss account	Total
	capital	shares	(restated)	(restated)

	£m	£m	£m	£m

At January 1, 2005 (as previously reported)	73.7	(26.1)	2,096.7	2,144.3

Restatement	–	–	93.4	93.4

At January 1, 2005 (as restated)	73.7	(26.1)	2,190.1	2,237.7

Loss for the year	–	–	(11.2)	(11.2)

Dividend on ordinary shares	–	–	(136.2)	(136.2)

Employee share awards	–	–	(0.5)	(0.5)

Purchase of own shares	–	(46.7)	–	(46.7)

At December 31, 2005	73.7	(72.8)	2,042.2	2,043.1

Full details of the authorised and issued share capital, and the own shares held are provided within the notes to the group’s Annual Report and Form 20-F.

V)	Contingent liabilities

Contingent liabilities of the Company consist of £1,468.4m (£1,180.9m) of bond, commercial paper and bank facilities which are guaranteed on behalf of subsidiary undertakings.

VI)	Directors’ emoluments

Full details of Directors’ emoluments are provided in the Remuneration report on page 61.

142	Hanson PLC – Company

Back to Contents

VII)	Share-based payments

Details of each of the employee share plans in place are given in note 5 of the group Annual Report and Form 20-F.

Long Term Incentive Plan
Conditional awards were made over 799,064 ordinary shares on March 1, 2005 which will vest, subject to the performance measurement targets being attained, on March 1, 2008. The weighted average fair value of each share award granted is £3.45 (£3.01) ..

The following table illustrates the number of, and movements in, share awards during the year under this plan:

	2005	2004

	Number	Number
	outstanding	outstanding

	’000	’000

At January 1	2,185.4	2,074.7

Awarded	799.1	866.8

Forfeited	(55.3)	(140.0)

Expired	(505.2)	(381.3)

Exercised	(168.4)	(234.8)

At December 31	2,255.6	2,185.4

Share Option Plan
Options were granted over 488,236 ordinary shares on March 1, 2005 and, subject to the performance measurement targets being attained, will be exercisable between March 1, 2008 and February 28, 2015 at an exercise price of 514.3p per share. The weighted average fair value of each share option granted is £1.10 (£1.11) .

The following table illustrates the number and weighted average exercise prices of, and movements in, share options during the year under the plan.

	2005	2005	2004	2004

		Weighted		Weighted
	Number	average	Number	average
	outstanding	exercise price	outstanding	exercise price

	’000	pence	’000	pence

At January 1	1,800.4	388.4	1,509.3	384.0

Granted	488.2	514.3	568.0	439.6

Forfeited	(298.6)	461.8	(276.9)	469.2

Expired	(33.1)	473.3	–	–

Exercised	(57.6)	466.7	–	–

At December 31	1,899.3	405.4	1,800.4	388.4

Exercisable at December 31	165.2	468.7	156.5	473.3

Range of exercise prices for the share option plan (pence per share)

		Options outstanding		Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	outstanding	contract life	exercise price	exercisable	exercise price

	’000	years	pence	’000	pence

2005:
290.4p-461.8p	1,245.9	7.5	354.4	66.5	461.8

461.9p-514.3p	653.4	8.0	502.8	98.7	473.3

	1,899.3	7.7	405.4	165.2	468.7

2004:
290.4p-461.8p	1,245.8	8.2	354.4	–	–

461.9p-473.3p	554.6	6.9	465.0	156.5	473.3

	1,800.4	7.8	388.4	156.5	473.3

Sharesave Scheme
During 2005, options were granted over 22,727 shares which will ordinarily be exercisable at an exercise price of 395.0p per share during the period; June 1 to November 30, 2008 for the three year Scheme; June 1 to November 30, 2010 for the five year Scheme; and June 1 to November 30, 2012 for the seven year scheme. The weighted average fair value of each share option granted is £1.34 (£1.43).

The following table illustrates the number and weighted average exercise prices of, and movements in, share options during the year in the Sharesave Scheme:

	2005	2005	2004	2004

		Weighted		Weighted
	Number	average	Number	average
	outstanding	exercise price	outstanding	exercise price

	’000	pence	’000	pence

At January 1	89.3	326.8	68.6	322.9

Granted	22.7	395.0	32.2	328.0

Forfeited	(2.7)	351.9	(5.9)	328.5

Expired	–	–	–	–

Exercised	(36.9)	320.6	(5.6)	284.9

At December 31	72.4	350.4	89.3	326.8

Exercisable at December 31	–	–	2.4	428.0

143	Hanson PLC – Company

Back to Contents

Hanson PLC – Company continued

VII)	Share-based payments continued

Range of exercise prices for the sharesave scheme (pence per share)

		Options outstanding		Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	outstanding	contract life	exercise price	exercisable	exercise price

	’000	years	pence	’000	pence

2005:
318.0p-323.0p	20.0	2.4	318.0	–	–

323.1p-428.0p	52.4	1.8	362.8	–	–

	72.4	2.0	350.4	–	–

2004:
237.0p-323.0p	46.1	2.3	313.8	–	–

323.1p-428.0p	43.2	2.6	340.6	2.4	428.0

	89.3	2.4	326.8	2.4	428.0

The assumptions used to fair value the equity-settled options granted in the LTIP, Share Option Plan and Sharesave Scheme are included in note 5 of the group Annual Report and Form 20-F.

Other Schemes
At December 31, 2005 there are no options outstanding under the Executive Share Option Schemes A and B.

The following tables illustrate the number and weighted average exercise prices of, and movements in, share options for the other schemes.

	2005	2005	2004	2004

	Number of	Weighted	Number of	Weighted
	ordinary shares	average	ordinary shares	average
	outstanding	exercise price	outstanding	exercise price

	’000	pence	’000	pence

Executive Share Option Scheme:
At January 1	24.0	331.3	30.0	331.3

Exercised	(13.0)	331.3	(6.0)	331.3

At December 31	11.0	331.3	24.0	331.3

Exercisable at December 31	11.0	331.3	24.0	331.3

Executive Share Option Schemes A and B:
At January 1	157.9	356.4	516.0	419.7

Forfeited or expired	–	–	(100.9)	482.6

Exercised	(157.9)	356.4	(257.2)	433.9

At December 31	–	–	157.9	356.4

Exercisable at December 31	–	–	157.9	356.4

144	Hanson PLC – Company

Back to Contents

Shareholder contact information

Information Ordinary shares: Lloyds TSB Registrars Shareholder Services The Causeway Worthing West Sussex BN99 6DA UK	Hanson PLC contacts Company Secretary Paul Tunnacliffe E-mail paul.tunnacliffe@hanson.biz

UK investors Tel 0870 600 0632 Fax 0870 600 3980	Investor Relations Nick Swift E-mail nick.swift@hanson.biz

Overseas investors Tel +44 (0) 121 415 7085 Fax +44 (0) 1903 854 031 www.shareview.co.uk	www.hanson.biz

American Depositary Shares (ADSs): Citibank Shareholder Services PO Box 43077 Providence RI 02940-3077 USA Fax +1 201 324 3284 E-mail citibank@shareholders-online.com

US investors Tel +1 877 248 4237

Non-US investors Tel +1 816 843 4281

CHESS Depositary Interests (CDIs): Link Market Services Limited Level 12 680 George Street Sydney NSW 2000 Australia Tel +61 (0) 2 8280 7111 Fax +61 (0) 2 9287 0303 www.linkmarketservices.com.au

UK Investor share dealing services for Hanson ordinary shares: Hoare Govett Limited 250 Bishopsgate London EC2M 4AA UK Tel +44 (0) 20 7678 8300

Lloyds TSB Registrars Shareview Dealing The Causeway Worthing West Sussex BN99 6DA UK Tel 0870 850 0852 www.shareview.co.uk/dealing

Back to Contents

Hanson PLC
1 Grosvenor Place
London SW1X 7JH
Tel  +44 (0) 20 7245 1245
Fax +44 (0) 20 7235 3455
www.hanson.biz

Back to Content

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

HANSON PLC

By:	/s/ Graham Dransfield
Name:	Graham Dransfield
Title:	Chief Legal Officer

Date: March 1, 2006

Back to Contents

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of Hanson PLC.

2.1	Deposit Agreement, dated as of October 14, 2004, among Hanson PLC, Citibank, N.A. as depositary and the holders from time to time of the ADRs issued thereunder (incorporated by reference to Exhibit 1 to Hanson PLC’s Report on Form 6-K filed on November 10, 2003).

2.2	Indenture dated as of September 27, 2000 among Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Old Hanson’s Registration Statement No. 333-12510 on Form F-3.

2.3	First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.4 hereof, among Old Hanson, Hanson PLC and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.5 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2003).

2.4	Indenture dated as of March 18, 2003 among Hanson Australia Funding Limited, Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to Old Hanson’s Registration Statement No. 333-98517 on Form F-3.

2.5	First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.6 hereof among Hanson Australia Funding Limited, Old Hanson, Hanson PLC and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.7 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2003).

2.6	Form of Indenture among Hanson Finance America, Inc., Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to Old Hanson’s Registration Statement No. 333-98517 on Form F-3).

2.7	Hanson hereby agrees to furnish the Commission, upon its request, copies of any instruments that define the rights of holders of long-term debt of Hanson and its subsidiaries that are not filed as exhibits to the Annual Report and Form 20-F.

4.1	Form of Demerger Agreement, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.7 to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.2	Form of Indemnification Agreement, between Old Hanson and Millennium (incorporated by reference to Exhibit 10.8 to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.3	Form of Tax Sharing and Indemnification Agreement, between Old Hanson, Hanson Overseas Holdings Ltd. and Millenium (incorporated by reference to Exhibit 10.9(b) to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.4	Form of Deed of Tax Covenant, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.9(b) to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.5	Amendment to the Deed of Tax Covenant, dated January 28, 1997 (incorporated by reference to Exhibit 3.1(e) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1998).

4.6	Agreement, dated August 28, 1996 among Imperial, Old Hanson, J. Henry Schroder & Co. Ltd and certain other parties (incorporated by reference to Exhibit 3.2(a) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.7	Deed, dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(b) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.8	Demerger Agreement dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(c) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.9	Form of Demerger Agreement between Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.2 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.10	Form of Deed between Old Hanson and Rollalong Ltd (incorporated by reference to Exhibit 3.3 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.11	Form of Indemnification Agreement between Old Hanson and the Energy Group (incorporated by reference to Exhibit 3.4 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.12	Form of Tax Sharing and Indemnification Agreement among Old Hanson, Cavenham, The Energy Group and Gold Fields American Corporation (incorporated by reference to Exhibit 3.5 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.13	Form of Peabody Acquisition Agreement among US Holdings, Inc., GFAC International Holdings Inc. ( GFAC ), Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.6 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-145476)).

8.1	Principal subsidiary undertakings (incorporated by reference to list of principal subsidiary undertakings on page 64 in the Annual Report and Form 20-F).

12.1	Certification of Alan J. Murray filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Jonathan C. Nicholls filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Alan J. Murray furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350.

13.2	Certification of Jonathan C. Nicholls furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350.

14.1	Consent of Independent Registered Public Accounting Firm.