Form 20-F
period 2006-12-31
HANSON PLC
filed 2007-03-01
CIK 1265725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

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

1 Grosvenor Place
London SW1X 7JH, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares	The New York Stock Exchange, Inc.
Ordinary Shares of £0.10 each	The New York Stock Exchange, Inc.*
5.25% Notes due 2013**	The New York Stock Exchange, Inc.
6.125% Notes due 2016	The New York Stock Exchange, Inc.
*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
**	Issued by Hanson Australia Funding Limited, an indirect wholly owned subsidiary of the Registrant, and guaranteed as to certain payments by the Registrant.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

736,968,849 Ordinary Shares of £0.10 each were in issue.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Echange Act of 1934.

Yes	No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):.

Large Accelerated Filer	Accelerated Filer	Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a Shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

Back to Contents

Back to Contents

Group financial highlights

Group turnover*†	+ 11.2%	Operating profit†#	+ 15.1%	Profit before taxation†	+12.0%
2006 v 2005 change		2006 v 2005 change		2006 v 2005 change

Summary statistics for the year ended December 31, 2006

					% change			% change
	2006		2005		2006 v 2005	2004		2005 v 2004

Group turnover*†	£4,132.7	m	£3,715.7	m	11.2	£3,383.0	m	9.8

Operating profit†#	£562.7	m	£488.8	m	15.1	£423.4	m	15.4

Profit before taxation†	£480.8	m	£429.3	m	12.0	£347.3	m	23.6

Profit for the year	£401.5	m	£387.6	m	3.6	£264.2	m	46.7

Net cash inflow from operating activities	£445.5	m	£471.2	m	(5.5)	£507.5	m	(7.2)

Net debt	£1,397.3	m	£989.6	m	41.2	£695.2	m	42.3

Gearing**	51.2%		37.0%		14.2ppts	28.8%		8.2ppts

Earnings per share – basic	56.0	p	53.2	p	5.3	36.0	p	47.8

Dividend per share‡	21.8	p	20.0	p	9.0	18.15	p	10.2

Total shareholder return v FTSE 100	Market capitalisation at
From January 1, 2004 to December 31, 2006	£5.5 billion
December 31, 2006
Based on closing share price of 770.5p

*	Excluding joint-ventures and associates	**	Net debt divided by total equity
†	Continuing operations	‡	Interim dividend paid and final dividend recommended
#	Before impairments

Hanson 2006 www.hanson.biz

Back to Contents

Since completing our demerger
 in 1997, we have become one
of the world’s leading heavy
building materials companies.

 We rank within the top 25
companies in the FTSE 100
for the increase in total
shareholder value achieved
over the past ten years.*

Our aim is to create further
sustainable, long-term value
for our shareholders over
the next ten years.		An overview of our business
		Divisional highlights 2006	02
		Chairman’s statement	04
		Chief Executive’s overview	06
		A decade of delivery and beyond	08

		Operating and financial review
		Our industry and markets	10
		Our products	12
		Our mineral reserves and resources	14
		Our employees	16
		Our environment	18
		Our business objectives	20
		Our key performance indicators	22
		Aggregates North America	24
		Building Products North America	28
		Aggregates UK	32
		Building Products UK	36
		Australia and Asia Pacific	40
		Continental Europe	44
		Financial review	46
		Principal risks and uncertainties	52
		Critical accounting policies	55

		Group governance
		Board of Directors	56
		Report of the Directors	58
		Corporate governance	59
		Remuneration report	63
		Auditors’ reports	68

		Financial information
		Consolidated financial statements	70
		Notes to the accounts	74
		IFRS selected financial data	123
		US GAAP selected financial data	124
	Hanson is a public limited company listed on the London and New York Stock Exchanges and registered in England & Wales. This is the report and accounts for the year ended December 31, 2006. It complies with UK regulations and incorporates the annual report on Form 20-F to meet US regulations. For more information please refer to the inside back cover.	Investor information	125
		Ancillary information	128
		Definitions	132
		Glossary of terms	133
		Cross references to Form 20-F	134
*	Between January 1, 1997 and December 31, 2006 based on those constituents of the FTSE 100 at December 31, 2006 which were also listed on the London Stock Exchange at January 1, 1997. Total shareholder return (TSR) shows the return on investment a shareholder receives over a specified time frame. It includes both the change in share price and dividends received, assuming they are reinvested to purchase additional shares.	Hanson PLC (Parent company)	135
		Key facts	140

Back to Contents

Divisional highlights 2006

Group divisions

Aggregates North America	Building Products North America	Aggregates UK

Group turnover*†	Group turnover*†	Group turnover*†

Operating profit†#	Operating profit†#	Operating profit†#

VolumeØ	VolumeØ	VolumeØ
Aggregates: 144.9m mt	Concrete products: 4.6m mt	Aggregates: 37.0m mt

Asphalt: 4.7m mt	Bricks: 1,387m	Asphalt: 4.3m mt

Ready-mixed concrete: 3.2m m3	Roof tiles: 1,807ts	Ready-mixed concrete: 5.3m m3

Cement: 1.6m mt

Mineral reserves and resources	Mineral reserves and resources	Mineral reserves and resources
(aggregates)	(clay)	(aggregates)

Total years of production	Total years of production	Total years of production
92	49	58

Employees^	Employees^	Employees^
6,600	7,100	3,200

Hanson 2006 www.hanson.biz

Back to Contents

Divisional highlights

Building Products UK		Australia and Asia Pacific		Continental Europe

	Group turnover*†		Group turnover*†	Group turnover*†

	Operating profit†#		Operating profit†#	Operating profit†#

	VolumeØ		VolumeØ	VolumeØ
	Bricks: 715m		Aggregates: 38.0m mt	Aggregates: 30.9m mt

	Aggregate blocks: 7.7m spu		Asphalt: 3.4m mt	Asphalt: 0.6m mt

			Ready-mixed concrete: 8.6m m3	Ready-mixed concrete: 4.3m m3

	Mineral reserves and resources		Mineral reserves and resources	Mineral reserves and resources
	(clay)		(aggregates)	(aggregates)

	Total years of production		Total years of production	Total years of production
	83		49	28

	Employees^		Employees^	Employees^
	3,100		4,400	1,300
*	Excluding joint-ventures and associates	#	Before impairments	m = millions
**	Net debt divided by total equity	^	The total number of employees at the year end, excluding joint-ventures and associates, rounded to the nearest 100	m mt = millions of metric tonnes
†	Continuing operations	Ø	Including share of joint-ventures and associates	ts = thousand of squares (squares = 100 square feet)
m m3 = millions of cubic metres
m spu = millions of standard production units

Back to Contents

04	Group overview

Chairman’s statement

Firmly focused on value creation

Mike Welton Chairman, Hanson PLC

February 24, 2007
marks our ten year
anniversary since we
completed the last
demerger. Since then,
we have grown to
become a world
leader in heavy
building materials and
we continue to deliver
shareholder value.

Hanson’s primary objective is to create sustainable, long-term value for our shareholders. In the ten years to December 31, 2006, our total shareholder return (“TSR”) was 316%, ranking us in the top 25 companies in the FTSE 100. This means an investment of £100 in Hanson on January 1,1997 was worth £416 at the end of 2006. As we mark our tenth anniversary, we are delighted with the value we have created in the last ten years.

Our strategy
Our strategy remains straightforward. We will continue to focus on heavy building materials in selected markets. Our product range and location of operations provides us with end use and geographic diversification through the construction cycles. Within each local market, we aim to develop a strong network of operations from which to supply our customers. We are driven and incentivised to increase the economic value of the group through margin management and capital investment. We have a good track record of adding value through acquisitions and remain committed to a targeted acquisition programme. Financial discipline is a key strength which we will seek to maintain.

2006 highlights
The operating performance in 2006 highlights the fundamental strengths of our business. Our business seeks to deliver value over the long term by leveraging our asset positions, including 17.8 billion metric tonnes of mineral reserves and resources, alongside pricing discipline and cost control.

Investments in 2006 were significant. First, the acquisitions we completed are intended to provide an excellent strategic fit, extending our product range whilst expanding and strengthening our operations. Secondly, the increase in our capital investment programme takes advantage of productivity improvement opportunities, which we believe will deliver significant value in the medium term.

Returns to shareholders
Total shareholder return in 2006 was 24%, compared to 13% for the FTSE100. We are confident in our ability to increase the long-term value of the business and hence propose a final dividend of 15.35p per share for 2006. This would result in a total dividend declared for 2006 of 21.8p, an increase of 9% compared to 2005. During 2006, we continued our share buyback programme, repurchasing 9.96 million shares for £64.1m.

Board of Directors
The Board has a strong balance of skills and experiences. During the year, Jonathan Nicholls left and we thank him for his contribution to the development of the Group during his tenure at Hanson. We are pleased that Pavi Binning joined as his successor as Finance Director. He brings with him a wealth of experience, having been Chief Financial Officer at telent plc, formerly Marconi Corporation PLC, and I am sure that he will make a positive contribution to Hanson.

Corporate governance
We remain committed to exercising high standards of corporate governance with open and transparent reporting. Our Annual Report incorporates a review of the group’s activities during the year, including financial performance, key performance indicators and a description of principal risks and uncertainties facing the group. We also remain compliant with Section 404 of the US Sarbanes-Oxley Act as well as with the Combined Code.

Corporate responsibility
Health and safety in the workplace and respect for our communities is of prime

Hanson 2006 www.hanson.biz

Back to Contents

Chairman's statement

importance. In 2006, the Board formally endorsed its approach to health and safety with a group policy statement. We also take our environmental responsibilities seriously. Our key areas of focus are to increase our resource and energy efficiency, reduce CO2 emissions, manage our land holdings to provide habitats for wildlife and be a responsible neighbour. Addressing sustainability also provides opportunities for new products and services, which we develop through innovation, partnerships and acquisitions.

Our people
We have 25,900* people worldwide who have made Hanson a world leader through hard work and determination to succeed. I would like to thank them for their dedication and commitment. Investment in our people remains paramount. We will continue to shape and develop our own talent by providing career development opportunities.

Outlook
We believe our strategy is delivering shareholder value. Our physical assets, including our mineral reserves, our people and our track record give us confidence for the future.

Mike Welton
Chairman, Hanson PLC

Total shareholder return v FTSE 100 From January 1, 2004 to December 31, 2006

Dividend per share‡

‡ Interim dividend paid and final dividend recommended

* Excluding joint-ventures and associates

Back to Contents

06	Group overview

Chief Executive’s overview

A year of good progress on all fronts

   Alan Murray
   Chief Executive, Hanson PLC

 2006 has been
 a record year.
 Acquisitions are
 performing well
 and our selling
 price discipline has
 been maintained.

2006 performance summary
2006 has been a record year for Hanson, with operating profit†# increasing by 15.1% to £562.7m, following an increase of 15.4% in 2005.

We have maintained earnings growth momentum. Acquisitions made in 2006 added £47.9m to operating profit†#. Property profits† increased by £17.8m to £32.7m (£14.9m) . Heritage1 operating profit†# from our six divisions increased by £12.2m. Strong selling price discipline led the heritage improvement, recovering significant input cost increases as well as reflecting the underlying economic value of our long-term mineral reserves. Group operating margin*†# increased by 0.7ppts to 12.8% (12.1%) .

In 2006, more than half of our operating profit†# was generated in North America.

Our North American Aggregates division delivered an excellent result, with operating profit†# 30.7% ahead of 2005. This was led by strong selling price discipline and a good performance from acquisitions made in the year, most notably Material Service Corporation. We achieved an average aggregates price increase of 12.1%, reflecting both additional input cost increases and the increasing scarcity of mineral reserves in some of the US markets.

2006 was a good year for our North American Building Products division, increasing operating profit†# by 12.8% over 2005. Acquisition earnings, most notably from PaverModule in Florida, and operating profit†# increases in Pipe and Precast and Roof Tile, more than offset a reduction in operating profit†# from our Brick operations due to weakening of the residential market. The majority of our products are sold into the infrastructure, industrial and commercial construction sectors which remain robust.

Our businesses in the UK are performing well in a challenging market.

In UK Aggregates, the asphalt market was particularly difficult in 2006. Our asphalt volumes decreased by nearly 10% and significant cost increases could not be fully recovered through selling price rises. Despite this, the division increased operating profit†# by 13.2%, benefiting from the acquisition of Civil and Marine in March 2006, and from strong selling price discipline and cost control.

Encouragingly, the UK Building Products division improved its earnings in the second half of the year compared to the second half of 2005. Difficult trading conditions were experienced in 2006, largely due to weak brick demand in the repair, maintenance and improvement (RMI) sector. Operating profit†# increased by £5.2m, or 13.8%, including additional property profits of £6.8m.

Another good performance was delivered by the Australia and Asia Pacific division, supported by strong selling price increases and buoyant demand in Western Australia and Queensland. In addition, results from Malaysia and Hong Kong improved.

Good progress was made in Continental Europe, with a 9.5% increase in operating profit†# in 2006.

Capital investment
Our plant upgrade programme has continued this year, driving cash spent on capital investment up to £288.6m, an increase of £96.8m compared to last year and representing 155.8% of depreciation. Investments include additional mineral reserves and replacement of plant and equipment. We have also invested in new plants and significantly upgraded existing plants, particularly in the USA, to add value through increased production efficiency and product quality. These improvements also provide a more comprehensive product offering and enhanced customer service.

Hanson 2006 www.hanson.biz

Back to Contents

Chief Executive's Overview

Acquisitions
We paid a total of £558.0m to invest in 16 acquisitions during 2006. Civil and Marine, acquired in March for £248.1m, completes our product integration in the UK, making us the UK’s leading supplier of GGBS (ground granulated blast furnace slag), a high quality cement substitute with significant environmental benefits. Material Service Corporation, acquired in June for £166.3m, is one of the leading aggregates producers in Illinois. PaverModule, our Florida-based concrete paver company acquired in January, forms the basis of a new product offering for our North America Building Products division. The other transactions included operations in North America, UK, Austria and Spain.

Customers
We continue to work with our customers to provide high levels of service and product quality throughout the group. All of our employees play an important part in this customer focus. This includes specification advice from our sales teams, product quality assurance and new solutions from our operational teams, on-time delivery from our distribution teams and administrative support from our finance and IT specialists.

Safety
Safety remains a priority and it should never be compromised. We are committed to achieving high standards of health, safety and welfare for our employees, contractors, customers and visitors.

Operating outlook
Our North America divisions have a broad geographic spread and end use balance. This should result in stable overall demand for our products in 2007, albeit against a strong first half of 2006. There are some signs of improvement in brick demand in our Building Products UK division. Elsewhere, demand is expected to remain stable.

Operating profit†# by division
Year ended December 31, 2006 (%)

Acquisition spend	£558m
(cash payments)

* Excluding joint-ventures and associates
† Continuing operations

We aim to continue to maintain our selling price discipline to recover input cost increases and to reflect the underlying value of our mineral reserves.

Our capital investment in new plant and equipment is expected to increase by around £100m in 2007 against 2006 to support ongoing productivity programmes.

The pipeline of potential acquisitions appears encouraging, particularly in North America. Overall, we expect to make further progress in 2007.

Operating profit†# reconciliation
2006 v 2005

Capital expenditure†*	£289m
(cash payments)

# Before impairments
[1] Heritage operating profit excludes acquisitions owned for less than 12 months

Alan Murray Chief Executive, Hanson PLC

Back to Contents

08	Chief Executive’s Q&A

A decade of delivery...

1997	1998	1999	2000	2001
1997 saw the final demerger of a series of four companies with the distribution of shares in the Energy Group PLC to shareholders on February 24, 1997. The remaining companies within Hanson are now firmly focused on our new sector, building materials.	The transformation of Hanson into a unified company: Cornerstone has become ‘Hanson Building Materials America’ and ARC has become ‘Hanson Quarry Products Europe.’ All operations will share the new visual identity.	A strong performance from our North American operations, supported by higher capital expenditure and bolt-on acquisitions was the foundation for another encouraging set of results.	2000 has been a year of significant growth for Hanson. The acquisition of Pioneer in May was a major deal for Hanson and accelerated our strategy of growth through investment to establish strong local market positions.	The group delivered a strong performance in profit growth. The USA will continue to be a focus for investment. With our strengthened balance sheet, we have the capacity to resume our value-adding bolt-on acquisition programme.

2002	2003	2004	2005	2006
Over the past five years we have demonstrated our ability to deliver value from bolt-on acquisitions. This remains our preferred route for growing the Company.

2003 was a challenging year for Hanson. A more resilient trading environment in the USA, price increases, a newly restructured US management team and ongoing cost reductions measures should ensure a return to growth.

2004 was a good year for Hanson, thanks to the hard work of our people. Our strategy remains straightforward. We will stay focused. We intend to generate cash, invest in the business and maintain financial discipline.

			In 2005, we have delivered double digit earnings growth, completed a significant number of valuable acquisitions and increased our returns to shareholders.	We rank within the top 25 companies in the FTSE 100 for the increase in total shareholder value achieved over the past ten years.

Hanson 2006 www.hanson.biz

Back to Contents

Chief Executive’s Q&A

...and beyond

Alan Murray, Chief Executive, reviews
a decade of delivery for Hanson and talks
about his plans for the next ten years.

You refer to the last ten years as a decade of delivery. What would you consider to be the main areas of delivery?
First, we have delivered sustainable shareholder value as evidenced by our TSR performance since 1997.

A second area of delivery has been our investment track record. Since 1997, we have invested around £4 billion in over 100 acquisitions, including £1.7 billion for Pioneer in May 2000. We are pleased with the returns we have generated from these acquisitions. Our commitment to invest in new plant and equipment in order to improve productivity and reliability has remained strong. This has also enabled us to raise health, safety and environmental standards across our operations.

Thirdly, we have delivered a large amount of products to our customers, where and when they need it, supplying around two billion tonnes of aggregates from our quarries over the last ten years.

What is Hanson today?
As one of the world’s leading heavy building materials companies, our products are vital to the construction industry. They are used to build the world around us in the construction of houses, roads, schools, hospitals, offices and airports.

We operate in 15 countries, with a particular focus on North America, the UK and Australia. Our products fall into two categories: “Aggregates” and “Building Products”. Within our divisions, we have some excellent local market positions with a unique aggregates mineral reserve and resource position of 92 years in North America and 58 years in the UK.

Where do you expect to see the most potential for Hanson to grow earnings?
At Hanson, we believe that we are well-positioned in each of our core geographies. A significant part of our growth is likely to come from the USA.

Underlying demand for our products is driven by demographic growth and the USA is expected to grow by around three million people each year. Demand is supported by a US government infrastructure programme committed to investing $286 billion over a six year period to 2009. Around 45% of our turnover in the USA is from the infrastructure sector.

We have significantly increased the value of Hanson over the last ten years and we believe we have the opportunity and the capability to deliver the same over the next ten years.

On the supply side, North America provides an attractive environment for our business given its high operating standards and high entry barriers. In addition, the market for both building products and aggregates is still fragmented in many areas which provides acquisition opportunities. We are one of the five largest aggregates producers in North America, yet only have around a 5% national market share.

In the UK and Australia, the aggregates markets are relatively consolidated and acquisition opportunities are more likely to be in Building Products.

We will continue to look for selective opportunities in our other markets, such as Continental Europe.

What are your priorities for the next ten years for the group?
We want to add value for our shareholders. I see four key aspects to this as we grow our business:

•	Remain focused on our strategy and disciplined in our use of cash. We enjoy strong operating cash flow and intend to continue to invest in capital expenditure and acquisitions, to grow dividends and to make share buybacks when appropriate.

•	Invest in our people. Attracting and retaining talent in our sector is a key priority. We need to ensure we provide the right opportunities for growth and development, together with high standards of health, safety and welfare.

•	Improve our customer focus. The requirements of our customers are changing rapidly and we are working hard to anticipate and respond to these demands.

•	Play our part in protecting and enhancing the environment. I believe that Hanson and our industry play an important role in enhancing the quality of people’s lives on a daily basis. We are the environmental custodians of the sites we operate and we have a very good track record in the areas of reclamation and restoration. We aim to be well-placed to meet the increasing demand for products and services which deliver environmental benefits.

We have significantly increased the value of Hanson over the last ten years and we believe we have the opportunity and the capability to deliver the same over the next ten years.

Back to Contents

10	Operating and financial review

Operating and financial review
Our industry and markets

We supply heavy building materials to the public and private construction sectors. Our key markets are North America, the UK and Australia.

Our markets
We operate in 15 countries. Approximately 90% of our 2006 turnover was generated in North America, the UK and Australia. Other operations are located in Continental Europe and Asia Pacific.

End use markets and demand drivers
The end use of our products and services may be categorised into residential, infrastructure and industrial & commercial construction.

Residential includes public and private housing and comprises both new build and repair, maintenance and improvement (RMI). The level of new housing spend in this sector is driven by population growth and demand for new housing, offset by supply constraints such as house prices and planning permissions. Statistics for housing starts and completions are published in several of our major markets, including North America and the UK. RMI work includes Do-It-Yourself (DIY) spend and is therefore often linked to consumer confidence.

Infrastructure includes transport (such as roads, rail and airports) and utilities (including water transmission, sewerage, power and communications). Infrastructure spend on both new projects and RMI is often government funded, for example through the SAFETEA (Safe, Accountable, Flexible, and Efficient Transportation Equity Act) programme in North America.

Infrastructure demand is driven by demographics, namely population growth, along with government fiscal policy and planning constraints. Some infrastructure work is related to housing.

Industrial & Commercial includes offices, factories, schools and hospitals. This category of construction is funded by both the public and private sectors and may include public finance initiatives (PFI). Drivers for private spending include economic growth. Typically, public spending is driven by political priorities.

Our customers
Hanson supplies its products and services to a broad range of customers, ranging from large multi-national construction companies to DIY enthusiasts.

Our aim is to provide premium quality products and services to all our customers. Contact with customers is through our divisions at local, regional and national levels. Dedicated sales teams are the principal day-to-day support for our customer base, with strong management structures in place to ensure adherence to guidelines.

Service and quality
The service and quality elements of our product offering are essential components of our product positioning. For example, our Aggregates divisions may advise on the technical strength specification in ready-mixed concrete, the grip and durability of asphalt and the on-time delivery to site and consistency of size and grade of aggregates. Our Building Products divisions can colour match bricks and design the strength and precision of pipes and precast products.

Competitive position
Our aim is to establish Hanson as one of the leading suppliers in each of the local markets in which we operate. We have a

Group turnover*† by division	End use – USA	End use – UK
Year ended December 31, 2006 (%)	Year ended December 31, 2006 (%)	Year ended December 31, 2006 (%)

Hanson 2006 www.hanson.biz

Back to Contents

Our industry and markets

network of well-located operations to optimise customer service and transport costs. These competitive positions may be strengthened through acquisitions, which can add value through the realisation of operating and cost saving synergies in areas such as increased asset utilisation and reduced administrative overheads.

Vertical integration for aggregates
In some markets, aggregates producers are integrated into ready-mixed concrete and asphalt production. In addition, asphalt producers may undertake road and other maintenance contracts and surfacing work. Ready-mixed concrete producers may have upstream cement operations. Our focus is on aggregates, but we look to own and operate ready-mixed concrete, asphalt and cement operations where this is desirable.

Economic characteristics
In general, our products have a low value to weight ratio. This means the cost of transport is a significant element of the total cost of our products to our customers. For example, in some markets the maximum economic road delivery distances for aggregates may be as little as 30 kilometres. Consequently, we aim to establish a network of plants for our customers and thus maintain our overall competitive position in each market. Delivery to the final destination is principally by road, but we do use alternative transport such as rail or marine to move products where possible. Building products may have longer economic delivery distances, depending on market dynamics.

Barriers to entry
The main barriers to entry for our aggregates and brick operations are access to mineral reserves and the ability to obtain the necessary legal permissions for extraction. These barriers to entry are often increasing in the markets in which we operate as planning and environmental controls become more onerous. We aim to work with planning authorities and local communities to ensure we comply with all regulatory requirements and maintain a strong reserve position.

Our other, non-brick building products operations may have barriers to entry due to significant scale, capital and expertise requirements. For example, concrete pipe and precast products are produced for engineered applications where significant technical expertise is required in design, manufacturing and sales. Technological advances can provide the opportunity for reinvestment and upgrading of manufacturing facilities.

Low substitution threat and low price elasticity
The threat of substitution for most of our products is low. Recycled aggregate materials are used in certain applications, particularly in the UK following the introduction by the UK government of an aggregates levy. We are looking to increase the proportion of high value aggregates produced in our plants in the UK.

Our products, in general, have low price elasticity. For example, the volume of aggregates required in a road project may not be particularly sensitive to the selling price of those aggregates.

*	Excluding joint-ventures and associates
†	Continuing operations
^	Based on internal management estimates, rounded to nearest 5%

End use – Australia^
Year ended December 31, 2006 (%)

Projected population growth
2007 to 2016 (%)

Source: US Census Bureau, UK National Statistics online, Australia Bureau of Statistics. Linear growth assumed between source data points.

Back to Contents

12	Operating and financial review

Our products

Hanson supplies a broad range of heavy building materials in two main categories: ‘Aggregates’ and ‘Building products’.

Our principal products are described on these two pages.

Aggregates: Sand and gravel from our Bulls Lodge quarry in Chelmsford, UK.

Ready-mixed concrete: Ready-mixed concrete being delivered from our Maroochydore plant in Queensland, Australia.

Aggregates

AggregatesØ: 250.8m metric tonnes	Ready-mixed concreteØ: 21.4m m3

Hanson is one of the world’s largest producers of aggregates. Aggregates include sand, gravel and hardstone such as granite and limestone. Sand and gravel may be extracted from the sea as marine dredged aggregates, as well as from land-based deposits. Aggregates are an essential component of a wide variety of applications. These include uses such as a base material for road building, rail lines and water transmission as well as drainage pipelines and as landfill.	Ready-mixed concrete is made from aggregates, cement, water and chemical admixtures. Ready-mixed concrete is used in a range of applications in the construction sector. We supply a variety of customers, ranging from major international construction companies to DIY enthusiasts.

CementØ: 2.8m metric tonnes

AsphaltØ: 13.0m metric tonnes

Cement is a fine powder that is produced by mixing calcium carbonate, silica, alumina and iron ore. This is heated and then rapidly cooled down to produce ‘clinker’. The clinker is mixed with gypsum and finely ground to produce cement.

Asphalt is made from a mixture of 90% to 95% of dried aggregates, combined with 5% to 10% of heated liquid bitumen. Bitumen is a by-product of the petroleum refining process and the price of bitumen is, in general, governed by the price of oil. Asphalt is used as a surfacing material for roads, airport runways and car parks. Different types of asphalt surface can be produced depending on the grade of aggregates used, which will give the surface differing qualities such as improved grip for vehicles or quieter tyre noise.

Ground granulated blast furnace slag (GGBS)Ø: 2.0m metric tonnes

GGBS is manufactured from blast furnace slag, a by-product from the manufacture of iron, and is used as a cement replacement, mostly in ready-mixed concrete, and also in many other concrete products used in the construction industry. With higher ultimate strength and durability, it can replace 50% or more of the conventional cement in concrete. Replacing a tonne of conventional cement with GGBS saves a tonne of CO2 emissions which demonstates its significant environmental benefits.

Hanson 2006 www.hanson.biz

Back to Contents

Our products

Building products

BricksØ: 2,102m

The vast majority of our bricks are made from clay, which is extracted from the ground, processed, shaped and then fired in kilns. Bricks can be produced in a wide variety of colours and textures. They are used primarily in the housing segment of the construction sector, both new build and RMI. Bricks are selected for their attractive appearance, versatility, low maintenance and durability. Automation in brick plants is increasing, including the use of robotics to improve brick handling.

Concrete roof tilesØ: 1,807ts

Concrete roof tiles are made by extruding a sand-based concrete mix into individual moulds, which are dried and hardened for a period of approximately one week. They are then ready for installation.

North America: concrete productsØ: 4.6m metric tonnes

Concrete products in North America consist primarily of concrete pipes and precast concrete structures.

Concrete pipes
Concrete pipes include gravity flow pipes and pressure pipes and range in diameter from 0.25 metres to over 3.5 metres. They are produced by embedding a reinforcing steel structure within concrete. The large-scale structures are used in a wide variety of construction engineering applications, primarily in infrastructure, including drainage systems and water transmission.

Gravity and pressure pipes are manufactured to rigorous technical specifications.

Precast concrete structures
Our North American precast products are used for roadway drainage, airport drainage, stormwater management and utility construction. In addition, we manufacture highway noise barriers, bridges and railroad crossings.

Other building products:
In addition to the product lines described above, we produce a variety of other building products as follows:

Building Products North America also produces steel pipes which are used primarily in water transmission applications and which range from 45 centimetres to three metres in diameter.

In our Building Products UK division, the precast range includes a variety of flooring systems such as hollowcore and solid composite beam and block, stairs, culverts, and a comprehensive range of bespoke precast products. UK aggregate blocks are produced using dense and lightweight aggregates. They are available in a variety of densities, strengths, configurations and finishes.

Aerated concrete blocks are produced under the Thermalite brand and are much lighter than aggregate blocks. They are used by builders and specifiers for wall, floor and below ground construction, offering added properties of heat insulation, moisture resistance, strength and ease of handling. UK Building Products also bags both decorative and other aggregates for sale into the trade and retail sectors.

Concrete pipes: Our pipes, ranging from 0.25 metres to over 3.5 metres in diameter, ready for customers in Dallas, USA.

Bricks: Bricks at the end of the production line at our brick factory in Claughton, UK.

In Australia, we produce concrete blocks, concrete pavers and precast products. The precast range includes a variety of walling, flooring and architectural precast products.

Ø = Including joint-ventures and associates
m = millions
m mt = millions of metric tonnes
ts = thousand of squares (squares = 100 square feet)
m m3 = millions of cubic metres
m spu = millions of standard production units

Back to Contents

14	Operating and financial review

Our mineral reserves and resources

We estimate that we have approximately 73 years of production of mineral reserves and resources.

The mineral reserves and resources which we own, or have the right to extract, are fundamental to the long-term growth of our business. We estimate that our total mineral reserve and resources position, including our share of joint-ventures and associates, as at December 31, 2006 is 17.8 billion metric tonnes.

The following table details our mineral reserve and resource position as at December 31, 2006. Reserves and resources are defined as follows:

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

A ‘mineral reserve’ is the economically mineable part of a mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is justified.

Reserve years and total years are calculated by dividing the tonnes of reserve and total tonnes respectively by the volume produced in 2006.	66% of the total reserves at December 31, 2006 are owned. The balance is either leased, or subject to an option to buy or lease.

0.2 billion tonnes of the reserves are clay reserves, held by the Building Products divisions, which are used to make bricks.	During the course of 2006, we added a further 2.2 billion metric tonnes of reserves and resources. The majority of this was in North America.

Summary statistics for the year ended December 31, 2006

	Reserves	Resources	Total	Reserve	Total
Reserves and resources	billion tonnes	billion tonnes	billion tonnes	Years	Years

Aggregates North America	8.8	4.0	12.8	63	92

Building Products North America	0.1	0.0	0.1	49	49

Aggregates UK	1.7	0.5	2.2	46	58

Building Products UK	0.1	0.1	0.2	37	83

Australia	0.8	0.6	1.4	37	64

Asia Pacific	0.2	0.2	0.4	12	27

Continental Europe	0.5	0.2	0.7	23	28

Total	12.2	5.6	17.8	50	73

	Crushed rock	Sand and gravel	Clay	Total
Reserve type	billion tonnes	billion tonnes	billion tonnes	billion tonnes

Aggregates North America	8.0	0.8	0.0	8.8

Building Products North America	0.0	0.0	0.1	0.1

Aggregates UK	1.1	0.6	0.0	1.7

Building Products UK	0.0	0.0	0.1	0.1

Australia	0.7	0.1	0.0	0.8

Asia Pacific	0.2	0.0	0.0	0.2

Continental Europe	0.4	0.1	0.0	0.5

Total	10.4	1.6	0.2	12.2

Reserve ownership	Owned	Lease/Option

Aggregates North America	69%	31%

Building Products North America	95%	5%

Aggregates UK	51%	49%

Building Products UK	93%	7%

Australia	92%	8%

Asia Pacific	10%	90%

Continental Europe	31%	69%

Total	66%	34%

Reserves and resources	Reserves	Resources	Total

At January 1, 2006	10.4	5.5	15.9

Less 2006 production	(0.2)	0.0	(0.2)

Plus 2006 additions	1.8	0.4	2.2

Other movements	0.2	(0.3)	(0.1)

At December 31, 2006	12.2	5.6	17.8

Hanson 2006 www.hanson.biz

Back to Contents

Our mineral reserves and resources

North America

- Crushed rock, sand and gravel locations
- Clay locations

247 Number of crushed rock, sand and gravel locations

18 Number of clay locations

UK

- Crushed rock, sand and gravel locations
- Clay locations

96 Number of crushed rock, sand and gravel locations

18 Number of clay locations

Australia and Asia Pacific

- Crushed rock, sand and gravel locations

92 Number of crushed rock, sand and gravel locations

Malaysia
Hong Kong

Continental Europe

- Crushed rock, sand and gravel locations

38 Number of crushed rock, sand and gravel locations

Israel

Please note that the maps are provided to illustrate the locations of our mineral reserves and resources only and are not to scale.

Back to Contents

16	Operating and financial review

Our employees

We understand that the success of strategic and operational execution depends on the quality and leadership of our people.

Our people
Hanson employs 25,900 people, operating from over 1,500 sites located close to our customer base in 15 countries.

Our worldwide spread gives us strength and breadth and each site acts with a ‘local business feel’ in the community in which it operates.

We have talented people working in a range of job roles including professionals in engineering, geology, finance, sales,

Our guiding principles:

Open, honest and committed to individual development and well being

High performance culture

Our word is our bond

Customer focused

Continuous improvement in all our activities including safety and the environment

Grow and develop the business to increase shareholder value

Proactive corporate citizens

Provide consistent leadership

quarrying, manufacturing, distribution and support roles.

Our culture
We are an industry leader making an important contribution to the world around us by supplying the raw materials and products to build key facilities – from roads to hospitals, schools to airports.

Safety is a priority. We are always conscious of our responsibility towards the environment and the communities in which we operate.

We understand the importance of our customers and adopt a ‘can do’ attitude in order to remain committed to their needs.

We seek to shape and develop our own talent by providing career development opportunities.

Our approach
Equal opportunity
As an equal opportunity employer, our people are recruited, promoted and rewarded without regard to gender, age or beliefs but rather based on merit. Managing for diversity presents opportunities for improved business performance. Workforce planning measures allow us to tap into opportunities in areas such as ethnicity, gender and age and tailor our employment offering accordingly. Full consideration is given to the employment, the continuing employment, training and career development of disabled people.

Attracting the right people into Hanson
We understand the need to attract good-quality people to work for Hanson. We remain focused on the retention and development of employees.

We have ongoing programmes ranging from educating schoolchildren about the sector, internships, graduate recruitment and participation in job fairs which link with professional bodies in order to broaden understanding of our industry.

The ongoing development of e-recruitment via www.hanson.biz/careers is also an important aspect of the recruitment strategy.

Retaining our people
We have put in place a global system of reporting on human capital measures to monitor areas of employee turnover and reasons for leaving, as well as measures around workforce planning. The engagement and development of our employees are also seen as important employment offerings.

Developing our people
We have a track record of growing our own managers by developing people for different job roles. This is also supplemented by formal learning such as completion of the Hanson Diploma in Management, Foundations of Management, Management Development Programme or the Global Advanced Leadership Programme.

The Global Advanced Leadership Programme involves teams of senior managers from Hanson joining with teams from other companies to address an assigned business challenge. The programme runs for three one-week modules and is held in Europe, Asia and North America. Academics from McGill University in Canada, Lancaster University in England and the Indian Institute of Management work with the teams acting as ‘friendly consultants’ to provide next generation learning for the participants.

Succession
The succession system enables us to maximise the potential of our people as part of our leadership competency framework.

Performance and reward management
The approach to performance and reward management is to ensure our people have a clear understanding of the job role and their required outputs which are aligned with key business objectives. The manner in which

Hanson 2006 www.hanson.biz

Back to Contents

Our employees

the outputs are achieved is also an important factor.

Feedback and coaching for improved performance is an important aspect of our management approach. The reward system is based on recognising and rewarding good performance.

Short-term incentive plans target year-on-year improvement in economic value added. Training supports a clear understanding of each person’s role and how it contributes to overall improved performance.

Communication
Internal communications play an important role in keeping employees up to date and aligning them with our goals. In order to deliver this, we use the intranet, newsletters, a global magazine, employee surveys, a thorough induction programme, briefing sessions and targeted training courses.

During 2006, a number of employee surveys were undertaken and the results fed back to employees as a means of identifying areas for improvement and the action to be taken. This process allows us to tap into the knowledge and experience of the broader Hanson team.

We promote the sharing of ideas across divisions in order to leverage the adoption of best practice across Hanson. Non-financial key performance indicators, such as customer services measures, are playing an increasing role in knowledge transfer.

Health and safety
We are committed to achieving high standards of health, safety and welfare for our employees, contractors, customers and visitors.

Hanson actively engages with government agencies, trade associations and other similar bodies to promote the benefits of a safe and healthy working environment and develop best practice around the world.

In 2006, the Board formally endorsed its approach to health and safety with a group policy statement. Our divisional Chief Executives/Managing Directors remain responsible for establishing formal policies, for ensuring that arrangements are made to fulfil those policies and for monitoring their implementation and effectiveness.

The divisional Chief Executives/Managing Directors are supported by a network of safety professionals, who share information and best practice to apply the lessons learnt from accident investigations across the group.

We seek to prevent injuries and other incidents from occurring by:

•	Training our employees to work safely and eliminating the causes of unsafe behaviour

•	Providing safe systems of work and encouraging a safe production culture

•	Striving for improved safety performance

•	Committing to industry improvement initiatives and targets

In 2006, we continued to focus on eliminating unsafe behaviour through programmes of training and performance monitoring against targets. We are dedicated to working with our employees to change their perception and acceptance of risk so that safety is not compromised.

The approach towards this interdependent safety model is supported and led by Alan Murray, Chief Executive who is the director responsible for health and safety, as well as the divisional Chief Executives/Managing Directors.

The use of appropriate safety equipment is mandatory at all our sites.

Our logo, shown here on one of our mixer drums, is an important part of our identity.

A key part of our internal communications is Hanson’s quarterly magazine for our employees worldwide.

Back to Contents

18	Operating and financial review

Our environment

Environmental
management is
integral to the
way in which we
run our business.

Our approach
For Hanson, environmental management is integral to the way in which we run our business. It affects product and service design, the way in which we operate our sites and their after-use when production has ceased.

We will continue to develop our group sustainability strategy through 2007. This will build on existing policies and practices which aim for high standards in managing our people and the environment and the way in which we relate to our communities. We focus on the areas in which we can have the greatest impact as follows:

•	increasing the efficiency with which we use resources and energy

•	reducing CO2 emissions

•	managing our land holdings to provide habitats for wildlife

Conserving water: Our Maroochydore plant in Australia was designed to minimise water use. Features include the use of rainwater and treated grey water from the adjacent water treatment plant.

•	being a responsible neighbour to the communities in which we are located.

In 2006, we started an 18 month programme of improving and rationalising our environmental management systems. We are consolidating our processes onto fewer electronic platforms to achieve greater consistency.

Addressing sustainability provides opportunities for new products and services. Hanson’s acquisition of Formpave in 2006 is one such example. Formpave is a world leader in the rapidly expanding sustainable urban drainage systems (SUDS) market, providing permeable paving. SUDS are used to reduce the risk of flooding and to prevent pollution.

Increase our resource and energy efficiency
As a heavy building materials producer, natural resources such as minerals, energy and water are at the centre of our business.

Minerals and recycling
We seek to conserve mineral resources where practicable. Examples include the use of recycled glass as an aggregate in asphalt and the use of ground granulated blast furnace slag (GGBS) as a cement substitute.

A Hay (RSPB)

Habitats for wildlife: One of Britain’s rarest birds, the bittern, has started to boom at the Hanson/RSPB wetland being created at Needingworth quarry in Cambridgeshire, UK.

We are also able to reuse our own products. Concrete, either from a returned load or after use in a structure, can be used to replace aggregate. When asphalt pavements reach the end of their life, we are able to reuse some of the old surface in the new pavement.

Energy
Energy use is of concern for its contribution to greenhouse gas production and to the extent it is derived from non-renewable sources. In 2006, we began a corporate carbon and energy management review with the Carbon Trust.

Divisional energy saving initiatives have been successful in improving control over energy use. We have already seen improvements and we are disseminating what we have learnt throughout the businesses.

Reducing our energy consumption makes good environmental and financial sense.

Responsible neighbour: Our brick operations in North America donated 16,000 bricks and volunteer labour last summer to the Union County Chapter of Habitat for Humanity.

Hanson 2006 www.hanson.biz

Back to Contents

Our environment

Water
Water is an essential part of daily life and, in some places, scarce. Ready-mixed concrete, brick and block manufacture consume a significant quantity of water. Aggregate production uses water to clean the product; after use, we either recycle the water or return it to the groundwater system.We obtain the water we use from boreholes and other natural sources and also from mains water supply.

Our key objectives around water usage are:

•	minimising the quantity of water which is consumed

•	maintaining the quality of water which leaves our sites

We maintain water quality through good housekeeping and routine checks to ensure that the systems and controls are working effectively.

Reduce CO2emissions
We recognise the importance of reducing CO2 emissions and we use a number of different strategies to achieve this:

•	use of alternative raw materials

•	use of renewable energy sources

•	managing the way we transport our products

•	improving our energy efficiency

Cement substitutes provide an opportunity for Hanson to reduce the emissions associated with the production and use of concrete. GGBS, for which we are the UK market leader following our acquisition of Civil and Marine in 2006, is one such substitute for Portland Cement. GGBS is produced from blast furnace slag, a byproduct from the manufacture of steel. As a by-product, manufacture of GGBS requires less than one fifth of the energy and produces one tenth of the CO2 emissions of Portland Cement.

Key areas of focus:

Increasing our resource and energy efficiency	Reducing CO2 emissions	Managing our land holdings to provide habitats for wildlife	Being a responsible neighbour

In 2006, Hanson was invited and agreed to participate in the Carbon Disclosure Project. This is run on behalf of a group of over 200 investors to address the potential impact of climate change upon businesses.

Manage our land holdings to provide habitats for wildlife
Hanson is a large landowner and is in a position to maintain this land to encourage the creation of diverse habitats for wildlife. We work in partnership with statutory and charitable organisations, both whilst sites are operational and after we have ceased operating.

In the UK, we have a biodiversity and geodiversity action plan with defined targets which we have met.

Be a responsible neighbour
We seek to manage the environmental impact of our operations at all stages, from planning through operation to decommissioning. Once we have identified a mineral resource which is well positioned for its market, we consider how the extraction, processing or manufacture and transport of this essential building material will affect the local and wider community.

Potential issues such as noise and the visual impact of our operations, particularly in rural areas, are dramatically reduced or eliminated by the use of screening earth banks and tree planting.

We consider that school visits to our sites are important in demonstrating to children	the contribution of industry to modern society. We have prepared high quality teaching materials and also run events for teachers to help them to prepare for visits and integrate them into the curriculum.

We are involved in fundraising and sponsorship, as well as making donations and gifts in kind to the communities in which we operate.

Our products play an important role in enhancing the quality of people’s lives on a daily basis. Therefore, we are often asked to support local projects by donating materials. We have a general policy of supporting community projects in this way, particularly those located near to our operations.

In addition, at a corporate level, we support a small number of charities which have a link with our business. In 2006, these were CRASH, the UK construction industry charity for the homeless; the Royal Botanic Gardens at Kew, where we support the conservation area; the Rotunda Museum of geology in Scarborough and the Smithsonian’s National Museum of Natural History in Washington DC where we have contributed to an endowment fund to maintain and upgrade the Rocks Gallery.

Back to Contents

20	Operating and financial review

Our business objectives

Our primary objective is to create sustainable, long-term value for our shareholders. We believe this can only be achieved by working in partnership with our customers and other stakeholders.

We aim to enhance the value of our existing assets and market positions by growing group turnover, earnings and group margins, through the business cycle. This will be supported by the appropriate combination of maintenance, greenfield and value adding capital expenditure.

Additional value is sought through acquisitions, primarily targeting products or locations which can be bolted-on to complement our existing operations.

We believe there is an opportunity to add value in the medium term and to reinforce our position as one of the world’s leading suppliers of heavy building materials.

Our six point strategy:

1.	We plan to focus on growing our core products in selected markets

2.	We aim to generate margin improvement

3.	We intend to continue to invest in capital expenditure to maintain and enhance the performance of our operations

4.	We intend to continue to generate value-adding growth through our acquisition programme

5.	We are prepared to make disposals of underperforming or non-core operations if required

6.	We intend to continue to enforce strong financial discpline in order to create long-term shareholder value

Hanson 2006 www.hanson.biz

Back to Contents

Our business objectives

We plan to continue to grow both our aggregates business and our heavy building products business

We do not plan to enter distribution or the manufacturing of light-side building products

We prefer to operate in developed markets which have solid demand drivers and high entry barriers and in which we believe we may establish and retain a strong competitive position

We intend to maintain strong pricing discipline to reflect the full economic value of our mineral reserves, products and services

We seek to continue to operate continuous efficiency and cost saving programmes

We aim to maintain capital expenditure at or above our annual depreciation charge

Capital investment is targeted towards cost saving or revenue enhancing projects to add value

We also invest capital to improve health and safety standards, to improve environmental performance and to replace ageing plant and equipment

We aim to continue to adopt a targeted approach to acquisitions

Potential targets are evaluated on a discounted cash flow basis against our cost of capital, taking into account strategic fit and risk and return targets

We are prepared to sell operations if they do not meet our medium-term ownership criteria. However, we believe that, at present, we have completed the required disposals

We plan to continue our progressive dividend policy

We plan to continue our routine and gradual share buyback programme when appropriate

We plan to maintain our investment grade debt ratings over the cycle

We will continue to be disciplined in our operating, investing and financing decisions

We will not target short-term benefits to the detriment of the longer-term performance of the business

Back to Contents

22	Operating and financial review

Our key performance indicators

The Board of Hanson PLC uses the following financial and non-financial key performance indicators to measure strategic and operational progress.

Financial KPIs

Group turnover*†
This represents the total amount charged to customers for our products and services, including delivery but excluding joint-ventures and associates, inter-company sales, property profit and sales taxes such as VAT.

Our aim is to increase turnover each year through a combination of price and volume growth, from our existing market positions and assets, and additional turnover from acquisitions.

In 2006, we increased our group turnover*† by 11.2% to £4,132.7m. Acquisitions made in 2006 contributed 5.8% of this growth. The increase from the existing operations of 5.4% was due primarily to increases in selling prices rather than volume growth.

Group operating margin*†#
This represents the group operating profit†#, divided by group turnover*†. The word “group” designates that it excludes our share of joint-ventures’ and associates’ profit after tax. Group operating profit†# is therefore group turnover*† less group operating costs*.

Our overall aim is to grow or maintain group operating margin each year. This indicates our ability to offset any cost inflation with productivity initiatives, (including value adding capital expenditure) and with selling price increases.

In 2006, our group operating margin*†# was 12.8% (12.1%), an increase of 0.7ppts.

Profitability measures
Our primary profitability KPI is operating profit before impairments. A number of other profitability KPIs are used, namely profit before taxation†, profit for the year and basic earnings per share. These are discussed in more detail in the financial review section of this report.

Net cash inflow from operating activities
Net cash inflow from operating activities is defined as the cash flow generated by the operations, including dividends from joint-ventures and associates and after payments for discontinued items such as asbestos. It is stated after receipts and payments for interest and tax but before investing and financing activities.

Our aim is to increase net cash inflow from operating activities in line with the increase in profit for the year. This is an indicator of our ability to convert earnings into cash. For items such as finance costs and tax, the cash impact may be a more meaningful measure than the complex accounting in the income statement.

In 2006, our net cash inflow from operating activities reduced by £25.7m, or 5.5%, to £445.5m, compared to a 3.6% increase in the profit for the year. The reduction included an adverse movement in working capital of £87.5m, largely due to an increase in inventory of £69.1m. Further detail is provided on page 48.

*	Excluding joint-ventures and associates
†	Continuing operations
#	Before impairments
Financial KPIs:

Group turnover*†
+11.2%

Group operating margin*†#
+0.7ppts

Operating profit†#
+15.1%

Net cash inflow from operating activities
-5.5%

Hanson 2006 www.hanson.biz

Back to Contents

Our key performance indicators

Non-financial KPIs
The nature of our business means that most of our non-financial performance indicators are measured locally. Areas of particular importance are described below:

Health and safety‡
The progress of safety performance throughout our business worldwide is tracked and reported regularly to the Board using standard measures.

We use the following indicators to provide a consistent measure of our performance:

•	Lost time incidence (LTI) rate: this is the frequency rate of injuries resulting in an employee being absent for one or more shifts.

•	Lost day incidence (LDI) rate: this is the frequency rate for days lost as a result of accidents.

•	Total case incidence (TCI) rate: this is the frequency rate of accidents.

In 2006, the LTI reduced from 1.2 to 1.1 and the LDI reduced from 21 to 18. TCI was 3.4 for 2006. This was the first year TCI was measured on a comparable basis throughout the group.

Regrettably, there was one employee work-related fatality and one contractor fatality during the year. A further employee work-related fatality has sadly occurred in February 2007. In such circumstances, we co-operate fully with the appropriate investigating authorities. We also endeavour to ensure that the deceased’s family and work colleagues have as much assistance as possible. We share the lessons we have learned from these incidents and review our standards for application across the group.

Customers
A key part of our focus is to improve our service at each point of customer contact, from initial enquiry to receipt of payment. Key customer satisfaction measures include quality of advice, product availability, product quality and on-time delivery.

We aim to make the administrative support for our customers as efficient and accurate as possible and use indicators such as dispute resolution and debtor days to measure progress.

Employees
Human capital measures include gender, tenure, age, occupational group, job grade, ethnicity, labour turnover and reasons for leaving. These are supplemented by regular employee surveys.

Sustainability
Our sustainability strategy is being developed to include a set of non-financial performance indicators. In the near term, we will prioritise the measurement of energy efficiency, CO2 emissions, the use of recycled material and the quality of water that leaves our sites.

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

*	Excluding joint-ventures and associates
†	Continuing operations
#	Before impairments
‡	According to best international practice, the frequency measures are as per 200,000 hours worked

LTI comparison by year (Jan-Dec)

LDI comparison by year (Jan-Dec)

Back to Contents

24	Operating and financial review

Aggregates North America

Excellent result in 2006
Benefits from geographic and end use diversification
Strong price discipline
Acquisitions performing well

Jim Kitzmiller President and Chief Executive

Financial highlights
			%		%
	2006	2005	2006v2005	2004	2005v2004

Group turnover*†	£1,131.3m	£980.6m	15.4	£897.3m	9.3

Group operating profit *†#	£177.2m	£138.1m	28.3	£126.7m	9.0

Group operating margin*†#	15.7%	14.1%	1.6ppts	14.1%	–

Share of joint-ventures’ and
associates’ profit after tax†	£3.7m	£0.3m	n/a	£0.9m	(66.7)

Operating profit†#	£180.9m	£138.4m	30.7	£127.6m	8.5

Property profit
(inc. in operating profit†# )	£3.0m	£2.4m	25.0	£14.3m	(83.2)

Contribution to group turnover*†	Contribution to operating profit†#

We are one of the leading aggregates producers in North America, operating in 18 states and Mexico. In addition to aggregates, the division has ready-mixed concrete and asphalt operations, as well as cement operations in Northern California and a cement substitute operation in Florida.

The division consists of five regions and Hanson Slag Cement (HSC), each reporting into the divisional head office based in Dallas, Texas. The five regions are the West, Southwest, Mideast, Northeast, and a new region for the Material Service operations acquired in the year. HSC is the Florida operation of Civil and Marine, a UK based supplier of cement substitute acquired in March 2006.

The largest state by group turnover*† in this division is California. In 2006, the high population growth states of California, Texas and Arizona accounted for around half of the division’s group turnover*†.

The division sold*† 144m metric tonnes of aggregates in 2006 and has approximately 12.8 billion metric tonnes of mineral reserves and resources, owned or leased, available for future extraction.

2006 v 2005
2006 was an excellent year, following two previous years of strong operating profit†# improvement. The key drivers behind the improvement were selling price discipline, continued cost control and the good performance of the 2006 acquisitions. Geographic and end-use diversification within the USA limited the impact of the residential slowdown.

Group turnover*† increased to £1,131.3m (£980.6m) in 2006, an increase of 15.4% . £77.6m, or 7.9%, of this increase was due to acquisitions made in 2006. Group operating margin*†# increased 1.6ppts to 15.7% (14.1%) .

Operating profit†# increased by £42.5m, or 30.7%, to £180.9m (£138.4m) . Of this increase, £15.2m, or 11.0%, was due to 2006 acquisitions, mainly the acquisition of the Chicago, Illinois-based Material Service Corporation. Foreign exchange translation reduced operating profit†# by £1.7m, partly offset by additional property profits of £0.6m. Excluding these items, operating profit†# increased by £28.4m, or 20.5% .

The average heritage1 selling price increase for aggregates was 12.1% from 2005 to 2006. This increase varied significantly across the US regions, depending on the local market and availability of mineral reserves.

Despite the residential decline, underlying demand across the portfolio was resilient.

Hanson 2006 www.hanson.biz

Back to Contents

Aggregates North America

Heritage1 aggregates volumes declined slightly by 1.1% compared to last year. Reductions occurred in certain markets in our West and Southwest regions. This was partly offset by increased volume in the Northeast and Mideast regions where the weather at the end of the year was unusually mild and the operations have a more balanced end use exposure.

Other products performed well. Ready-mixed concrete operating profit†# improved, led by a strong market in Arizona and average selling price increases of 15.2%, more than offsetting higher cement costs and a 5.1% heritage1 volume decline. Price rises of 37.4% in asphalt were necessary to recover the significant increase in costs, in particular bitumen. Cement price rises of 10.9% offset energy cost increases and compensated for some temporary lost production following a mechanical failure at our Californian cement plant. Our share of joint-ventures’ and associates’ profit after tax† increased by £3.4m, led by a good performance from our California asphalt joint-venture.

Total capital expenditure*† in 2006 increased by £21.3m to £90.7m (£69.4m) . The ongoing programme included value-adding plant upgrades at our Penns Park and Geneva quarries in the Northeast; new aggregates, ready-mixed concrete and asphalt operations near Phoenix, AZ; and development of our aggregates operations at Mission Valley, CA.

The principal acquisition this year was Material Service Corporation (MSC), which was acquired in June. This is the largest US aggregates deal secured by the division.

*	Excluding joint-ventures and associates
†	Continuing operations
#	Before impairments
[1]	Heritage excludes acquisitions owned for less than 12 months

Geographic footprint

Public construction spend and highway component of SAFETEA funding v TEA21

Source: US Census, ARBTA

Back to Contents

26	Operating and financial review

1.	Thornton Quarry, Chicago, was acquired as part of Material Service Corp. The scale of this operation is illustrated by the six-lane highway running across the quarry.

2.	Aggregates North America employs 6,600 people across 18 US states and Mexico.

3.	Recent investment in a new plant at Bridgeport, Texas improves the efficiency of the crushing and sorting process.

4.	The Bridgeport quarry services the needs of our customers, around the clock, in the busy and fast growing Dallas/Fort Worth marketplace.

The MSC assets include approximately 1.7 billion metric tonnes of reserves and resources in Illinois and northern Indiana, serving metropolitan Chicago and surrounding areas. The initial integration of these assets into the North American portfolio has progressed very well and the management team delivered an excellent performance in 2006.

Hanson Slag Cement (HSC) was acquired in March 2006 as part of Civil and Marine. HSC is based in Port Canaveral, Florida and produces and sells ground granulated blast furnace slag (GGBS). This is a high quality cement substitute with significant environmental benefits, relative to conventional Portland cement.

2005 v 2004
Hanson Aggregates North America delivered operating profit*# improvement, based on sustained operational performance enhancement and real price growth.

Group turnover†* increased to £980.6m (£897.3m) in 2005, an increase of 9.3%. 23.7m, or 2.6%, of this increase was due to acquisitions made in 2005. Group operating margin†#* was14.1% . Excluding property profits, the margin†#* increased by 1.3ppts, from 12.5% to 13.8% .

Operating profit†# increased by 8.5% to £138.4m (£127.6m) . Excluding property profits and acquisition earnings, this increase was £22.9m, or 20.2%.

Average price increases of 7.8% were achieved in aggregates, which offset increases in input costs, in particular fuel and power. The price increases ranged from 5.8% in the Mideast to 13.9% in the West.

Total market demand across the USA was estimated to have increased in 2005 compared to 2004. There can, however, be significant variation in regional demand patterns. In our markets in 2005, aggregates volumes in California were below those in 2004. However, Arizona and south Texas showed strong demand, driven by high levels of residential construction and a recovery in industrial and commercial activity. Reduced activity was experienced in parts of the Mideast and Northeast regions, most notably

Hanson 2006 www.honson.biz

Back to Contents

Aggregates North America

in New York, Pennsylvania, Ohio and Indiana. In certain markets, we selectively declined to compete for high volume contracts at low margins. In addition, a number of operations were closed as part of our optimisation strategy which further reduced volumes. As a result of this combination of varying regional demand patterns, selectively declining low margin work and plant closures, total heritage1 aggregates volumes declined by 4.4% for the year.

Raw material cost pressures were significant in the downstream ready-mixed concrete and asphalt operations. Average selling price increases of 12.8% in ready-mixed concrete recovered cost increases, in particular higher cement costs. Average selling price increases of 11.5% in asphalt in part offset increases in the cost of bitumen and raw materials.

In common with aggregates, similar regional variations in demand were experienced in those markets where we have downstream products. The exception was ready-mixed concrete volumes in Arizona which were adversely affected by shortages of cement in the second half of the year. As a consequence, heritage1 ready-mixed concrete volumes for the year declined by 5.3% and heritage1 asphalt volumes declined by 5.8% .

Demand for cement in California remained strong in 2005 and volumes increased by 6.3% . Operational efficiencies at the plant offset part of the significant increases in the cost of fuel and power. A number of major one-off repair and maintenance programmes were undertaken in 2005. Average price increases of 15.4% were achieved which, together with the volume increases, offset the increase in costs.

Capital expenditure*† initiatives progressed well in 2005, with total spend of £69.4m (£74.6m) . Projects included a processing upgrade at Sylvania, Ohio, which should increase productivity and reduce costs. In addition, we completed the replant, including the construction of a new rail terminal, at our Bridgeport quarry near Dallas, Texas and acquired land in Arizona which should allow us to expand operations in the Phoenix market.

Good progress was made in 2005 with our acquisition strategy. The integration of the Mission Valley Rock acquisition, bought in June 2005, proceeded according to plan. This acquisition significantly strengthened Hanson’s position in the strategically important San Francisco Bay area, with an additional 54m metric tonnes of reserves/resources secured in this market. In addition, the division acquired a group of aggregates operations in southern Indiana in December, providing access to over 115m metric tonnes of reserves/resources and strengthening our position in the Louisville, Kentucky, market area. An additional 80m metric tonnes of mineral reserves/resources were secured in Irwindale, California, in 2005.

Outlook for 2007
The division benefits from geographic and end use diversification. This includes significant exposure to the relatively stable markets in the Midwest and Northeast, and end use exposure to infrastructure, industrial and commercial activities which should mitigate the impact of the residential slowdown.

The extent of progress in 2007 will largely depend on pricing discipline. Our customers were notified of price increases, effective January 1, 2007 which averaged slightly less than the increases in 2006 for aggregates, although this varied significantly by market. Whilst very early in the seasonal construction cycle, indications to date are reasonably encouraging. We will continue to be value rather than volume led, particularly in those areas where it is difficult to secure new mineral reserves.

The full year impact in 2007 from 2006 acquisitions is expected to be slightly negative due to seasonality. We expect to increase the amount of our capital investment programme during 2007 compared to 2006.

*	Excluding joint-ventures and associates
†	Continuing operations
#	Before impairments
[1]	Heritage excludes acquisitions owned for less than 12 months

Volume/price summary
Volume for the12 months ended December 31, 2006 and % movement in volume and average selling price against prior year.

	Volume			Price	Volume			Price
	2006	2006v2005	2006v2005	2006v2005	2005	2005v2004	2005v2004	2005v2004
	Volume	% Change	% Change	% Change	Volume	% Change	% Change	% Change
	Continuing	Continuing	Heritage	Heritage	Continuing	Continuing	Heritage	Heritage

Aggregates (m mt)	143.6	11.2	(1.1)	12.1	129.1	(3.7)	(4.4)	7.8

Asphalt (m mt)	4.1	(5.3)	(7.0)	37.4	4.9	(1.3)	(5.8)	11.5

Ready-mixed concrete (m m3)	3.2	(1.0)	(5.1)	15.2	3.2	(0.3)	(5.3)	12.8

Cement (m mt)	1.6	(8.4)	(8.4)	10.9	1.8	6.3	6.3	15.4

Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates mt = millions of metric tonnes; m m3 = millions of cubic metres
Heritage excludes acquisitions owned for less than 12 months
Aggregate volumes include marine dredged aggregates

Back to Contents

28	Operating and financial review

Building Products North America

Overall, a good year in 2006
Acquisitions performing well
Difficult brick market
Strong results from Southeast Pipe
and Precast

Richard Manning President and Chief Executive

Financial highlights

			%		%
	2006	2005	2006v2005	2004	2005v2004

Group turnover*†	£869.1m	£753.7m	15.3	£647.4m	16.4

Group operating profit *†#	£141.5m	£124.4m	13.7	£111.2m	11.9

Group operating margin*†#	16.3%	16.5%	(0.2)ppts	17.2%	(0.7)ppts

Share of joint-ventures’ and
associates’ profit after tax†	£0.3m	£1.3m	(76.9)	–	–

Operating profit†#	£141.8m	£125.7m	12.8	£111.2m	13.0

Property profit
(inc. in operating profit†# )	0.2m	£0.5m	(60.0)	–	–

Contribution to group turnover*†	Contribution to operating profit†#

We are one of North America’s leading producers of pipe and precast concrete, concrete pavers, bricks and concrete roof tiles, with operations in 26 US states and Canada.

The division is subdivided into five Pipe and Precast regions, one Concrete Paving group and the Brick and Tile group, each reporting to the divisional head office based in Dallas, Texas.

Texas is the largest state for this division by group turnover*†, followed by Florida, Ontario (Canada) and California. In total, these four areas accounted for approximately 60% of the division’s group turnover*†.

2006 v 2005
2006 was a good year for the division, led by improvement due to acquisitions made in both 2006 and 2005, and a strong performance from pipe, precast and roof tile offsetting the difficult residential brick market.

Group turnover*† increased to £869.1m (£753.7m) in 2006, an increase of 15.3% . £45.1m, or 6.0%, of this increase was due to acquisitions made in 2006. Group operating margin*†# reduced from 16.5% to 16.3% .

Operating profit†# increased by £16.1m, or 12.8%, to £141.8m (£125.7m), consisting of £106.1m (£90.8m) in Pipe and Precast, £28.0m (£34.9m) in Brick and Tile and £7.8m (£nil) in the newly formed Paver group.

£11.0m, or 8.8%, of the operating profit†# increase was due to acquisitions made in 2006, mainly related to the new pavers product group. Incremental full year contributions from acquisitions made in 2005 added a further £4.8m. Property profits reduced by £0.3m, offsetting a benefit due to foreign exchange translation of £0.1m. Excluding these items, operating profit†# increased by £0.5m due to an improvement in Pipe and Precast of £7.4m offset by a decline in Brick and Tile of £6.9m.

Pipe and Precast enjoyed a particularly good performance in the Southeast region in 2006, led by infrastructure and commercial activity in Florida. Results from our West region were also good, including strong demand in California. Elsewhere, overall market demand remained robust, although there were signs of weakening in the Northeast region towards the end of the year. Total heritage1 pipe and precast volumes increased by 2.4%, in part reflecting the continued success in combining our gravity pipe and precast product offerings in key markets.

Hanson 2006 www.hanson.biz

Back to Contents

Building Products North America

Average heritage1 selling prices in pipe and precast increased by 7.1% and were sufficient to recover all input cost increases, including cement.

In Brick and Tile, the reduction in brick operating profit†# more than offset an improvement in Roof Tile. As expected, demand for bricks, particularly in the eastern regions, fell significantly due to the slowdown in residential construction in the second half of the year. Overall brick volumes declined by 6.1% . Average selling prices increased by 7.3%, recovering the increased input costs such as natural gas.

The improvement in the Roof Tile performance was led by average price increases of 13.7% to recover significant cost rises and strong demand in Florida. Volume decline of 8.8% was primarily due to weak demand in California.

The new Pavers product line, acquired with Pavermodule in January, enjoyed strong demand in Florida throughout the year. Performance was ahead of our expectations, principally due to an efficient integration process and very strong underlying market demand.

The division completed a further five acquisitions in 2006, the largest being the acquisition of the Hughes Supply concrete products division which brought four complementary plants to our operations in Georgia and Texas. Four more complementary plants were acquired in Connecticut, Utah, Texas and Alabama. All of these acquisitions are performing well.

Geographic footprint

Operating profit†# by product group	Order backlog
$560m
at December 31, 2006 An increase of 24.4% compared to December 31, 2005.

*	Excluding joint-ventures and associates
†	Continuing operations
#	Before impairments
[1]	Heritage excludes acquisitions owned for less than 12 months

Back to Contents

30	Operating and financial review

1.	A four metre steel pressure pipe being produced at our Grand Prairie plant, Dallas. Precision engineering and product quality ensures watertight transmission and durability.

2.	Robotic handling equipment at our brick factory in Monroe, North Carolina.

3.	We extended our product base into concrete pavers by acquiring PaverModule in January 2006. These products are an integral part of residential and commercial landscaping in Florida.

4.	A storm water catch basin, part of Hanson’s extensive range of precast products. Building Products North America employs 7,100 people across 26 US states and Canada.

The capital investment programme to upgrade our plants has continued this year, with capital expenditure*† up to £84.9m (£40.7m) New pipe and precast plants were commissioned in Houston, TX and in Columbus, OH. In addition, a new pipe and precast plant under construction at Winter Haven in Florida will consolidate three existing facilities into one. This will become our largest pipe and precast plant, with a rated capacity of nearly 0.3m metric tonnes per annum. Additional replacement plants are also now being built in Longview, TX; Sacramento, CA and in Phoenix, AZ to consolidate two existing facilities into a single site. Within the other product lines, a new concrete pavers plant was completed at Haines City, FL, and construction has commenced on a further pavers plant on the same site. In roof tiles, a greenfield plant at Sanderson, FL was commissioned shortly after year end and a further new plant is now under construction in Fort Worth, TX. We expect all of the above investments to add value when fully commissioned.

2005 v 2004
This division had a good year in 2005, building further on growth and earnings improvement initiatives.

Group turnover*† increased to £753.7m in 2005 (£647.4m), an increase of 16.4% . £28.8m, or 4.4%, of this increase was due to acquisitions made in 2005. Group operating margin*†# reduced from 17.2% to16.5% . This decline was due to changes in product mix through expansions of our precast operations, the impact of acquisitions and increases in costs and turnover, which reduce calculated margin, even when operating profit†# increased.

Operating profit†# increased by 13.0% to £125.7m (£111.2m) £4.3m, or 3.9%, of this increase was due to acquisitions, mainly the Sherman Pipe facilities in Alabama and Georgia. Excluding acquisitions and property profit of £0.5m (£nil), the increase was 8.7% . The impact of foreign exchange was a benefit of £2.6m.

Operating profit†# for Pipe and Precast increased by £14.7m, or 19.3%, to £90.8m (£76.1m), of which £4.3m was due to acquisitions. Average price increases of 12.0% combined with effective cost control and good operating efficiencies offset input cost inflation in steel, cement and energy.

Hanson 2006 www.hanson.biz

Back to Contents

Building Products North America

Heritage1 volumes for concrete products increased by 3.1% during 2005. The strongest markets for concrete products in 2005 were in the Southeast (principally Florida) and the Northeast (principally South Virginia, Washington DC and Ontario). Volumes in key Texas markets were disrupted by the most active hurricane season on record and by delays on several major pipe projects in south Texas in the second half.

Operating profit†# for the Brick and Tile group decreased by 0.6% to £34.9m (£35.1m). Heritage1 brick volumes declined by 8.2% largely due to a weakening of demand in Canada where volume declined by 16.1% . By contrast, volumes in Texas increased by 10.3% as residential demand remained strong in this market. Further operating and commercial synergies were extracted from the combination of our heritage1 brick operations with the Athens factories that were acquired in 2004. Average selling prices increased by 6.0% . Price increases of 12.8% were realised in roof tiles. Demand for tiles outstripped supply in the eastern USA (principally in Florida), but was offset by lower demand in California.

The division achieved notable success in 2005 with its acquisition growth initiatives, completing three acquisitions in the year. The largest of the three acquisitions was Sherman Pipe which has ten facilities in Alabama and Georgia. These plants are an excellent strategic fit with the existing heritage1 facilities in the Southeast region. Two smaller strategic acquisitions were completed in Ohio and Rhode Island to complement the heritage1 facilities in the Northeast region. The integration of these acquisitions went very well and all three have been performing ahead of pro forma expectations.

Building Products’ other major growth initiative in 2005 was a significant programme of greenfield capital investment and upgrades to existing pipe and precast and brick and tile facilities. Capital expenditure*† in 2005 was £40.7m (£38.2m).Three new precast plants were successfully commissioned in 2005, two in Texas and one in California, which have enhanced our existing product offerings in key markets. Approval was given for the construction of three new concrete products facilities in Texas, Arizona and Florida, and for the construction of a new greenfield roof tile plant near Jacksonville in Florida. Commissioning of these facilities began in the second half of 2006 and will continue through the first half of 2007.

Outlook for 2007
The majority of our business is exposed to the infrastructure, industrial and commercial sectors. We expect the markets in these sectors to be reasonably robust. Our order backlogs were $560m at December 31, 2006 (compared to $450m at December 31, 2005). Ongoing pricing discipline will remain a priority.

Brick and Roof Tile have the greatest exposure to the residential construction market. The slowdown experienced in the second half of 2006 is anticipated to continue into 2007 which could make progress challenging.

We will continue to seek capacity and productivity improvements from capital investment and expect the level of investment in 2007 to be similar to 2006.

*	Excluding joint-ventures and associates
†	Continuing operations
#	Before impairments
[1]	Heritage excludes acquisitions owned for less than 12 months

Volume/price summary Volume for the12 months ended December 31, 2006 and % movement in volume and average selling price against prior year.

	Volume			Price	Volume			Price
	2006	2006v2005	2006v2005	2006v2005	2005	2005v2004	2005v2004	2005v2004
	Volume	% Change	% Change	% Change	Volume	% Change	% Change	% Change
	Continuing	Continuing	Heritage	Heritage	Continuing	Continuing	Heritage	Heritage

Concrete products (m mt)	4.6	12.3	2.4	7.1	4.1	14.5	3.1	12.0

Bricks (m)	1,387	(6.1)	(6.1)	7.3	1,477	(7.3)	(8.2)	6.0

Roof tiles (ts)	1,807	(8.8)	(8.8)	13.7	1,982	(0.1)	(2.0)	12.8

Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates
Aggregate volumes include marine dredged aggregates
Heritage excludes acquisitions owned for less than 12 months
m = millions; mt = millions of metric tonnes;
ts = thousands of squares (squares = 100 square feet)

Back to Contents

32	Operating and financial review

Aggregates UK

Another year of improved earnings
Difficult asphalt market
Selling price discipline maintained
Civil and Marine acquisition
performing well
Patrick O’Shea Managing Director

Financial highlights
			%		%
	2006	2005	2006v2005	2004	2005v2004

Group turnover*†	£867.0m	£811.5m	6.8	£771.9m	5.1

Group operating profit*†#	£113.6m	£96.9m	17.2	£62.2m	55.8

Group operating margin*†#	13.1%	11.9%	1.2ppts	8.1%	3.8ppts

Share of joint-ventures’ and associates’ profit after tax†	£9.6m	£11.9m	(19.3)	£12.3m	(3.3)

Operating profit†#	£123.2m	£108.8m	13.2	£74.5m	46.0

Property profit
(inc. in operating profit†# )	£9.6m	£8.0m	20.0	£1.9m	321.1

Contribution to group turnover*†	Contribution to operating profit†#

We are one of the leading suppliers of aggregates, ground granulated blast furnace slag cement (GGBS), ready-mixed concrete and asphalt in the UK. The foundation for this fully integrated business is our land and marine mineral reserve position, providing aggregates for our downstream ready-mixed concrete, asphalt and contracting operations. GGBS completes the product integration, supplying cement substitute to our ready-mixed concrete operations and UK building products facilities. Geographically, we have operations in all of the UK’s major markets where our focus on customer service allows us to maintain leading market positions.
The division sold*† 32.4m metric tonnes of aggregates in 2006 and has an excellent long-term mineral position, with approximately 2.2 billion metric tonnes of reserves and resources available for future extraction. This includes a strong reserve position in sand and gravel, both land and marine based.

2006 v 2005
We delivered another year of improved performance in 2006, benefiting from the acquisition in March 2006 of Civil and Marine. This more than offset an adverse asphalt performance, caused by the significant decline in asphalt demand and exacerbated by bitumen and fuel oil input cost inflation.

Group turnover*† increased to £867.0m in 2006 (£811.5m), an increase of 6.8% . £64.2m, or 7.9%, of this increase was due to acquisitions made in 2006. Group operating margin*†# increased by 1.2ppts to 13.1% (11.9%) .

Operating profit†# increased by 13.2% to £123.2m (£108.8m) . The increase consisted of £18.5m, or 17.0%, due to acquisitions made in 2006, additional property profit of £1.6m and a reduction in the heritage1 business of £5.7m, or 5.2% .

We believe that the heritage1 performance was good given the particularly difficult asphalt market. The result demonstrates our ongoing commitment to pricing discipline, operational efficiency and cost reduction initiatives.

The 2006 market demand for aggregates in the UK is estimated to have been similar to 2005. Our aggregates volumes fell by 2.9% due primarily to planned quarry closures and lower demand into our downstream operations. The average selling price of aggregates increased by 5.7% in 2006. This recovered the significant increases in the operating cost base, most notably energy and mineral royalty costs.

The asphalt market continues to suffer from limited public infrastructure spend, with

Hanson 2006 www.hanson.biz

Back to Contents

Aggregates UK

investment in roads falling for the fourth consecutive year. Market demand for asphalt in 2006 is estimated to have been 8% below 2005, compared to a decline of 9.3% in our volumes. We have seen some recovery in our volumes during the second half of the year, indicating that our overall market position is stable. We believe that the shortfall experienced in 2006 was probably due to the regional distribution of demand associated with major works. In addition to weak volumes, we experienced considerable cost inflation. Significant increases in energy and bitumen costs were compounded by the prohibited use, by law, of recycled fuel oil from the beginning of 2006. The impact of these increases could only be partly mitigated through a combination of selling price increases of 8.6%, cost reduction measures and efficiency initiatives.

The total demand for ready-mixed concrete in the UK is estimated to have increased by approximately 2% in 2006, against a decline of 1.4% in our volumes. Our volumes declined due to pricing discipline at the expense of lower margin volume. Selling prices increased by 6.5% during 2006, largely recovering higher input costs, particularly for cement, fuel and electricity.

The share of joint-ventures’ and associates’ profit after tax† primarily consists of the

50% interests in Midland Quarry Products and United Marine Holdings. Hanson’s share of net profit after tax† of £9.6m (£11.9m) was down on last year due to difficult trading conditions, particularly asphalt for Midland Quarry Products.

Significant efforts were made to enhance customer service levels in 2006. Investment was made in upgrading concrete and asphalt plants to improve plant availability and reduce downtime. In addition, a separate logistics function was established which has been instrumental in improving customer service and the efficiency of our haulage fleet across all products.

Civil and Marine has performed well since its acquisition in March 2006. It is the UK’s leading producer of ground granulated blast furnace slag. This is a high quality cement substitute with significant environmental benefits relative to conventional Portland Cement. Civil and Marine has five production facilities at Llanwern, Port Talbot, Purfleet, Scunthorpe and Teesside, in addition to a variety of depot distribution facilities. This acquisition is an excellent strategic fit with our existing ready-mixed concrete and building products facilities and effectively balances our UK cementitious demand with supply capabilities.

Towards the end of the year, we acquired an asphalt plant in Runcorn which

The acquisition of Civil and Marine makes Hanson the UK’s largest supplier of ground granulated blast furnace slag (GGBS).

complements our heritage1 asphalt business, increasing our asset footprint and market strength. Integration of both businesses has progressed well and the results were in line with our expectations.

Capital expenditure*† during 2006 was £40.3m (£23.1m) and included two new asphalt plants, around 100m metric tonnes of additional mineral reserves and resources, aggregates and ready-mixed concrete plant upgrades and replacement of mobile equipment.

* Excluding joint-ventures and associates
† Continuing operations
# Before impairments
1 Heritage excludes acquisitions owned for
   less than 12 months

Volume/price summary
Volume for the12 months ended December 31, 2006 and % movement in volume and average selling price against prior year.

	Volume			Price	Volume			Price
	2006	2006v2005	2006v2005	2006v2005	2005	2005v2004	2005v2004	2005v2004
	Volume	% Change	% Change	% Change	Volume	% Change	% Change	% Change
	Continuing	Continuing	Heritage	Heritage	Continuing	Continuing	Heritage	Heritage

Aggregates (mt)	32.4	(2.9)	(2.9)	5.7	33.3	(8.1)	(8.1)	6.3

Asphalt (mt)	3.6	(9.3)	(9.3)	8.6	3.9	2.5	2.5	4.9

Ready-mixed concrete (m m3)	5.2	(1.4)	(1.4)	6.5	5.3	(6.0)	(6.0)	6.2

Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates
 Heritage excludes acquisitions owned for less than 12 months
Aggregate volumes include marine dredged aggregates
mt = millions of metric tonnes; m m3 = millions of cubic metres

Back to Contents

34	Operating and financial review

1.	Our operations in Dagenham, East London, provide us with a strategically valuable location. From this site we can supply a wide range of products to construction projects, such as the 2012 Olympics.
2.	Hanson is one of the largest suppliers of ready-mixed concrete in the UK with 242 plants across the country, such as Garston Wharf, Liverpool shown here.
3.	An operator at our Pateley Bridge hard stone quarry monitors the crushing process. Aggregates UK employs 3,200 people.
4.	Marine aggregates provide an important source of material into the UK. We operate nine dredgers including the Arco Arun, shown here discharging into Dagenham.

Significant progress was made in 2006 to develop our strong reserve position for the future. Our sand and gravel position has been strengthened through securing a number of lease options. Our crushed rock position was improved through an extension to our Machen quarry, an important rail linked facility in South Wales. Our valuable marine reserve position was strengthened through the permitting of new dredging licences in the English Channel. This will allow us to continue to provide particularly valuable aggregates to the important South East and London markets.

2005 v 2004
An excellent year-on-year improvement was delivered by the division in 2005. Group turnover*† increased to £811.5m in 2005 (£771.9m), an increase of 5.1% . Group operating margin*†# increased by 3.8ppts to 11.9% (8.1%) . Excluding property profits, the margin increased by 3.2ppts, from 7.8% to 11.0% .

Operating profit†# increased by 46.0% to £108.8m (£74.5m) . Excluding property profits, this increase was 38.8%, consisting of a small decline in the joint-ventures’ and associates’ profit after tax† offset by an improvement in the heritage1 operations.

Hanson 2006 www.hanson.biz

Back to Contents

Aggregates UK

The operating profit†# improvement, achieved despite reduced volumes, illustrates our commitment to pricing discipline, our initiative to increase premium product output and the delivery of operational efficiency and overhead cost reduction benefits.

Total market demand across the UK for aggregates is estimated to have declined by approximately 3% in 2005. Much of the reduction was due to a slowdown in major infrastructure activity, and lower crushed rock volumes as recycled materials compete at the low-value end of the sector. As a result of planned site closures and our initiative to increase production yields and reduce low-margin, non-premium products, our total heritage1 aggregates volumes have declined 8.1%, with crushed rock the major contributor to the decline. Average selling prices increased by 6.3%, offsetting input cost increases for fuel and electricity. Royalty rates and the cost of regulation also continued to increase.

Our asphalt volumes increased by 2.5% in 2005 which was broadly in line with estimated national market growth trends. We continued to benefit from the capital investment programme to replace our asphalt plants with more fuel efficient and environmentally friendly units which are capable of utilising recycled materials. Average selling prices increased by 4.9% as our strategy of introducing higher value-added branded products came into effect and offset the increased cost of fuel oil and bitumen.

The total demand for ready-mixed concrete in the UK is estimated to have fallen by approximately 2% in 2005, against a decline of 6.0% in our volumes. The relative reduction in our volume was due in part to the regional location of the work and in part to our pricing discipline at the expense of

Aggregates UK
The Aggregates UK division owns an integrated range of heavy building material operations lower margin volume. Selling prices increased by 6.2% during 2005 offsetting higher input costs, particularly for cement, fuel and electricity.

Commercially, significant progress was made during 2005 in securing long-term maintenance contracts. These are used as a procurement route by both the UK Highways Agency and by UK local authorities. Innovative partnering arrangements with service level guarantees were also introduced with a number of customers. Both these approaches help underpin the long-term nature of our order book and support our capital investment programmes.

Capital expenditure*† during 2005 was £23.1m (£35.6m) and included one new ready-mixed concrete plant, aggregates and asphalt plant upgrades and modifications and additional mineral reserves and resources. We continued to upgrade our facilities to make them more efficient. In particular, initiatives were pursued to increase the proportion of high-quality aggregates as opposed to lower-value by-product.

Managing our reserves, particularly sand and gravel, is a high priority for the division. During 2005 additional sand and gravel reserves and resources were secured in a number of locations, most notably in the south east, east of England and East Midlands.

Restructuring cost savings of £10m were achieved as planned and have resulted in a flatter and more customer responsive organisation.

The share of joint-ventures’ and associates’ profit after tax† primarily consists of the 50% interests in Midland Quarry Products and United Marine Holdings. Hanson’s share of net profit after tax† of £11.9m (2004: £12.3m) was broadly in line with the prior year.

Outlook 2007
We do not expect a significant recovery in the market in the short term. Nevertheless, there are some signs that demand may improve towards the end of 2007, helped by the London Olympic spend leading up to 2012. We expect further raw material cost increases in 2007. Therefore, we will look to maintain our price discipline in the marketplace wherever possible. Notified price increases for 2007 are, on average, expected to be similar to 2006. Ongoing focus on customer service, reliability, logistics and operational efficiency will be supported by an increase in capital expenditure.

* Excluding joint-ventures and associates
† Continuing operations
# Before impairments
[1] Heritage excludes acquisitions owned
   for less than 12 months

Back to Contents

36	Operating and financial review

Building Products UK

Difficult brick market
Improved second half performance
Three acquisitions completed
Capital investment opportunities

David Szymanski Managing Director

Financial highlights
					%			%
	2006		2005		2006v2005	2004		2005v2004

Group turnover*†	£382.8	m	£368.2	m	4.0	£300.7	m	22.4

Group operating profit*†#	£43.0	m	£37.8	m	13.8	£36.8	m	2.7

Group operating margin*†#	11.2%		10.3%		0.9ppts	12.2%		(1.9)ppts

Share of joint-ventures and
associates’ profit after tax†	–		–		–	–		–

Operating profit†#	£43.0	m	£37.8	m	13.8	£36.8	m	2.7

Property profit
(inc. in operating profit†# )	£9.8	m	£3.0	m	226.7	£3.2	m	(6.3)

Contribution to group turnover*†	Contribution to operating profit†#

Hanson Building Products UK is one of the leading producers of bricks, aggregate blocks, aircrete blocks, concrete pavers, a range of precast concrete structures and packed products.

Bricks accounted for approximately 40% of the division’s group turnover*† in 2006 and blocks accounted for around 25%. The floors and precast range (which accounts for 15% of group turnover*†) includes a variety of flooring systems, stairs and culverts. Packed products bag a range of materials for general building and landscaping.

Group turnover*† by product
12 months ended December 31. 2006 (%)

2006 v 2005
Difficult trading conditions continued for this division throughout 2006, although operating profit†# did improve in the second half of the year against the same period last year. Overall, weak demand in the Repairs, Maintenance and Improvement (RMI) sector led to volume reductions in all our main product lines.

Group turnover*† increased to £382.8m in 2006 (£368.2m), an increase of 4.0% . £18.7m of this increase was due to acquisitions made in 2006. Group operating margin*†# increased by 0.9ppts to 11.2% (10.3%) .

Operating profit†# increased by 13.8% to £43.0m (£37.8m) .. Of this £5.2m increase, £2.5m (£1.4m) was due to acquisitions made in 2006. Additional property profits of £6.8m were partly offset by additional restructuring costs, incurred to reduce production capacity, of £2.5m. Excluding acquisitions, property income and restructuring charges, the heritage1 operations declined by £3.0m, or 7.9% ..

Our total brick volumes were down 13.5% for 2006 compared to 2005. Brick demand from residential house builders increased slightly in 2006. This was more than offset by weaker RMI demand and a significant reduction in stockholding by builders merchants particularly affecting our London

Hanson 2006 www.hanson.biz

Back to Contents

Building Products UK

Brick products. Despite the brick volume reductions, pricing discipline has been maintained. Average selling price increases of 7.6%, necessary to recover higher energy costs, were achieved for bricks due to the combined effects of price increases and product mix.

Aggregate block heritage1 volumes declined 1.6% whilst average selling prices increased 6.6% . The operating profit†# from our aircrete block operations, Thermalite, improved during 2006. This was driven by increases in average selling prices of 6.0%, and reduced costs following production cutbacks. Demand remained weak in 2006. These improvements suggest that Thermalite is now moving back towards the level of financial performance we were seeking at the time of acquisition in 2005.

Packed product average selling prices increased by 9.2%, despite lower volumes, as we continued to focus on the higher margin products within our range. Flooring demand remained strong during 2006, whilst precast product volumes declined due to lower demand and maintenance of pricing discipline.

Input costs, in particular energy, continued to increase during the year although the operating profit†# impact was partly mitigated by the forward hedging of gas prices. During 2006, we continued to reduce production capacity in response to low market demand and high energy costs. Production was reduced and several facilities were either closed or mothballed. A restructuring charge of £5.0m (£2.5m) was incurred as a result of these production changes.

Capital expenditure*† in 2006 totalled £18.5m (£16.8m) with an emphasis on projects which will reduce production costs, increase efficiency and automate manual handling activities. These projects include the continuation of our brick robotic setting and kiln rebuild programme at our brick factory at Whittlesey. In addition, we commissioned our first drymix packed products and dry-silo mortar plant at Nuneaton and commenced construction of a new aggregate block plant at Whittlesey.

During 2006, three small acquisitions were completed. In January, we acquired Red Bank Manufacturing, a producer of high quality terracotta clay and concrete products. In February, we acquired a block plant from Lafarge. At the end of June, we acquired Formpave, a producer of high specification, permeable concrete block paving. To date, these acquisitions are performing in line with expectations.

*	Excluding joint-ventures and associates
†	Continuing operations
#	Before impairments
[1]	Heritage excludes acquisitions owned for less than 12 months

We are one of the UK’s largest suppliers of aircrete blocks, following the acquisition of Thermalite in 2005.

Volume/price summary
Volume for the12 months ended December 31, 2006 and % movement in volume and average selling price against prior year.

	Volume			Price	Volume			Price
	2006	2006v2005	2006v2005	2006v2005	2005	2005v2004	2005v2004	2005v2004
	Volume	% Change	% Change	% Change	Volume	% Change	% Change	% Change
	Continuing	Continuing	Heritage	Heritage	Continuing	Continuing	Heritage	Heritage

Bricks (m)	715	(13.5)	(13.5)	7.6	827	8.5	(12.4)	6.8

Aggregate blocks (m spu)	7.7	4.4	(1.6)	6.6	7.3	(3.0)	(3.0)	2.2

Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates
Aggregate volumes include marine dredged aggregates
Heritage excludes acquisitions owned for less than 12 months
m = millions; m spu = millions of standard production units

Back to Contents

38	Operating and financial review

1.	The use of precast concrete products provides improved product quality and accelerated build time, lowering overall construction costs.
2.	Hanson is one of the UK’s largest suppliers of bricks. We sold approximately 715 million bricks in 2006, most of which were used in residential construction.
3.	We expanded our product base into permeable concrete pavers with the acquisition of Formpave in June 2006. These pavers provide an affordable solution to the challenges of water conservation, recycling and reuse.
4.	Hollowcore flooring manufacture at our precast factory in Somercotes, near Derby. Building Products UK employs 3,100 people.

Image courtesy of J. Bewley/Sustrans

2005 v 2004
Difficult trading conditions were experienced by this division, particularly in the second half of 2005.

Group turnover*† increased to £368.2m in 2005 (£300.7m), an increase of 22.4% . £76.7m of this increase was due to acquisitions made in 2005. Group operating margin*†# declined by 1.9ppts to 10.3% (12.2%) .

Operating profit†# increased by 2.7% to £37.8m (£36.8m) . £12.3m, or 33.4%, was due to acquisitions which offset a decline attributable to the heritage1 operations of £11.3m, or 30.7% .

The majority of the £11.3m reduction in operating profit†# from heritage1 operations was due to lower brick volumes. Whilst our total brick volumes increased by 8.5%, excluding acquisitions, the heritage1 brick volumes declined by 12.4% . The reduction was predominately within the RMI sector of the housing market. Despite the reduction, increases in selling prices of 6.8% were achieved for the year.

Aggregate block volumes, excluding Thermalite, declined 3.0% whilst average selling prices increased 2.2% . Precast product volumes, including flooring, remained strong during 2005.

Hanson 2006 www.hanson.biz

Back to Contents

Building Products UK

Hanson one-stop house
Hanson’s position as one of the UK’s leading suppliers of both aggregates and building products ensures that we can provide a wide product range for residential construction as shown below.

Packed product average selling prices increased in 2005 despite lower volumes in the RMI market.

Input costs, in particular energy, continued to increase although the operating profit†# impact was partly mitigated by forward hedging of gas prices.

In late 2005 and early 2006, we made the difficult but necessary decision to reduce production capacity, in response to low market demand and high energy costs. Production was substantially reduced at four brick factories and temporary lay-offs were implemented during January 2006 at five brick factories and three Thermalite factories. In addition, five factories were closed across our product range in late 2005 and early 2006.

Capital expenditure*† in 2005 totalled £16.8m (£16.1m) with an emphasis on projects which will reduce production costs, increase efficiency and automate manual handling activities. Included in these was the introduction of a robotic setting programme at our brick factory at Whittlesey, as well as kiln rebuilds which form part of an ongoing upgrading of this site.

Four acquisitions were completed during 2005, for a total of £194.1m, as part of the division’s strategy of supplying a broad product range to customers. Marshalls Clay Products has been integrated and has performed broadly in line with expectations in 2005. Thermalite, which has experienced difficult market conditions since its acquisition in March 2005, performed below expectations in 2005 but within our acquisition criteria. Mid Essex Sand and Gravel, a bagging operation which complements our packed products range, and Cradley Special Brick are progressing well.

Improved customer service and product offering remain key priorities. Multi-product deliveries are an example of the customer service improvements trialled following the extension of our product range.

Outlook for 2007
The second half of 2006 saw some signs of improvement in the RMI markets. We expect the level of new residential build to remain stable and continue to consist of a high proportion of flats and apartments, which use less bricks but more of our other products. The level of property profit in 2006 is unlikely to be repeated in 2007, although this may be offset by lower restructuring costs and improved operating conditions.

We have a number of opportunities to improve our productivity and capacity levels, which, if undertaken, would result in a significant increase in capital investment in 2007.

We will continue to focus on the needs of our customers, and are working closely with them to become one of the UK’s leading suppliers of heavy building products and solutions which deliver environmental benefits.

*	Excluding joint-ventures and associates
†	Continuing operations
#	Before impairments

Back to Contents

40	Operating and financial review

Australia and Asia Pacific

Another good performance
Regional variation
Price discipline maintained
Over 100m metric tonnes of additional mineral reserves and resources secured

Leslie Cadzow Chief Executive

Financial highlights
			%		%
	2006	2005	2006v2005	2004	2005v2004

Group turnover*†	£608.7m	£573.0m	6.2	£537.7m	6.6

Group operating profit*†#	£68.4m	£62.7m	9.1	£62.1m	1.0

Group operating margin*†#	11.2%	10.9%	0.3ppts	11.5%	(0.6)ppts

Share of joint-ventures’ and
associates’ profit after tax†	£20.1m	£27.0m	(25.6)	£10.0m	170.0

Operating profit†#	£88.5m	£89.7m	(1.3)	£72.1m	24.4

Property profit
(inc. in operating profit†# )	£10.1m	£1.0m	n/a	£1.7m	(41.2)

Contribution to group turnover*†	Contribution to operating profit†#

Group turnover*† by region 12 months ended December 31, 2006 (%)	Operating profit†# by region 12 months ended December 31, 2006 (%)

We are one of the leading heavy building material companies in Australia. In addition to aggregates and ready-mixed concrete, the operations are vertically integrated with a 25% joint-venture in cement (Cement Australia) and a 50% joint-venture in asphalt (Pioneer Road Services). We also operate a Building Products group which produces concrete blocks, pavers and a range of precast concrete products.

In Asia Pacific, we are one of the market leaders in aggregates, ready-mixed concrete and asphalt in Malaysia and the market leader in aggregates and ready-mixed concrete in Hong Kong through a 50% joint-venture (Alliance Construction Materials). The division also has operations in Singapore. Both regions report to the divisional head office based in Sydney, Australia.

2006 v 2005
The Australia and Asia Pacific division delivered another good performance in 2006. Operating profit†# decreased by £1.2m, or 1.3%, to £88.5m (£89.7m), consisting of an increase in property profits of £9.1m offset by foreign exchange translation of £1.8m, acquisition loss of £0.6m and a one-off tax benefit in 2005 of £6.6m in Australia, shown in the share of joint-ventures’ and associates’ profit after tax within operating profit† under IFRS. Excluding these items, operating profit†# reduced by £1.3m.

Hanson Australia
Group turnover*† increased to £489.1m in 2006 (£464.6m), an increase of 5.3% . Group operating margin*†# increased by 0.4ppts to 12.7% (12.3%), and group operating profit†# increased by 8.4% to £62.1m (£57.3m) .

Operating profit†# decreased by £4.0m, or 4.9%, to £77.6m (£81.6m) . Excluding the £6.6m of one-off benefit in 2005, operating profit†# increased by £2.6m. The increase

Hanson 2006 www.hanson.biz

Back to Contents

Australia and Asia Pacific

consisted of £9.1m of additional property profits, offset by a reduction of £1.9m due to foreign exchange translation and an overall reduction in the heritage1 operations of £4.6m, or 5.5%, against a very strong 2005.

Operating profit†# contribution from the aggregates and ready-mixed concrete operations was ahead of last year. This was mainly due to a strong demand-led performance in Queensland and Western Australia, offset to some extent by reduced demand and higher operating costs in New South Wales and Victoria respectively.

Total heritage1 aggregates volumes increased by 4.6% in 2006. This was due largely to increased demand in south-east Queensland and Western Australia as a result of both infrastructure and resources led demand, offsetting weaker demand in New South Wales. Average selling prices for aggregates increased 4.3%. Heritage1 ready-mixed concrete volumes increased by 4.9% as lower volumes in Sydney were offset by increases in all other regions. Average selling prices in ready-mixed concrete improved by 2.4%, partly recovering higher raw material costs.

Queensland had a very strong year with a significant increase in operating profit*#, primarily as a result of good residential and infrastructure-related demand and improved selling prices. Western Australia had a strong performance in 2006 with operating profit*# well ahead of last year. Strong demand, as a result of both residential and infrastructure led activity, and good selling price increases were the main drivers for this improvement.

Victoria’s operating profit declined marginally. Despite flat volumes, selling price increases were not sufficient to offset rising input costs. Reduced volume from lower residential demand and completion of major infrastructure projects has led to a decrease in the profitability of our New South Wales operations.

2006 was difficult for our Building Products’ operations. Operating profit†# declined due to increased input costs, highly competitive pricing and a reduction in volumes in our precast operations.

The share of joint-ventures’ and associates’ profit after tax† of £15.5m (£24.3m) was lower than last year. Excluding the one-off tax benefit in 2005, the reduction was £2.2m, primarily due to the impact of weaker demand in New South Wales.

Capital expenditure* totalled £41.5m (£31.6m) in 2006. This consisted of replacement delivery vehicles for our ready-mixed concrete and aggregates operations, plant upgrades to increase the capacity and

Our modern concrete paver plant in Brisbane features state-of-the-art automation.

efficiency of our quarries, over 100m metric tonnes of additional mineral reserve and resources, and a new ready-mixed concrete plant in south-east Queensland.

Hanson Asia Pacific
The group operating profit†# in this region increased by16.7% to £6.3m (£5.4m), predominately due to stronger demand and selling prices in Malaysia. Aggregates and asphalt volumes increased due to a variety of residential and infrastructure led projects, whilst ready-mixed concrete volumes reduced

*	Excluding joint-ventures and associates
†	Continuing operations
#	Before impairments
[1]	Heritage excludes acquisitions owned for less than 12 months

Volume/price summary Volume for the12 months ended December 31, 2006 and % movement in volume and average selling price against prior year.

	Volume			Price	Volume			Price
	2006	2006v2005	2006v2005	2006v2005	2005	2005v2004	2005v2004	2005v2004
	Volume	% Change	% Change	% Change	Volume	% Change	% Change	% Change
Australia	Continuing	Continuing	Heritage	Heritage	Continuing	Continuing	Heritage	Heritage

Aggregates (m mt)	21.8	4.6	4.6	4.3	20.9	(3.4)	(3.6)	6.8

Ready-mixed concrete (m m3)	5.7	4.9	4.9	2.4	5.4	1.3	1.3	3.3

Asia Pacific

Aggregates (m mt)	12.5	16.7	16.7	n/a	10.7	(2.2)	(2.2)	n/a

Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates
Aggregate volumes include marine dredged aggregates
Heritage excludes acquisitions owned for less than 12 months
m mt = millions of metric tonnes; m m3 = millions of cubic metres

Back to Contents

42	Operating and financial review

1.	Delivering ready-mixed concrete to the Tugan Bypass construction project – a motorway link between the Gold Coast and Northern NSW.

2.	An innovative new facility at Johor, Malaysia turns a by-product into manufactured sand. This is used in the production of our ready-mixed concrete.

3.	Aggregates being conveyed into one of the overhead bins at our new Maroochydore concrete plant. Hanson is one of the largest producers of aggregates and ready-mixed concrete in Australia.

4.	Investment in our paver plant in Brisbane enables a variety of paving finishes and colours to be produced efficiently.

slightly due to maintenance of pricing discipline. Average selling price increases were stable across the aggregates operations in 2006, and well ahead of 2005 in asphalt and ready-mixed concrete to recover higher input costs. In Singapore, the operating performance declined due to a further downturn in construction sector volumes.

The share of joint-ventures’ and associates’ profit after tax† increased 70.3% to £4.6m (£2.7m) due largely to a much improved performance by our Hong Kong operations. Despite limited new public sector work, our Hong Kong concrete volumes have increased year-on-year whilst selling prices have also increased.

2005 v 2004
A strong performance was delivered by the Australia and Asia Pacific division in 2005. Operating profit†# increased by £17.6m, or 24.4%, to £89.7m (£72.1m) . £15.1m of this increase was due to Australia and £2.5m due to Asia Pacific. Excluding acquisition earnings of £0.6m and property profit of £1.0m (£1.7m), the increase was 25.1% .

Hanson Australia
Group turnover†* increased to £464.6m in 2005 (£413.2m), an increase of 12.4% . Of this increase, £14.6m, or 3.5%, was due to acquisitions made in 2005. Group operating margin†#* reduced by 1.3ppts to 12.3%

Hanson 2006 www.hanson.biz

Back to Contents

Australia and Asia Pacific

(13.6%), although group operating profit†#* increased by 2.3% .

Operating profit†# increased by £15.1m, or 22.7%, to £81.6m (£66.5m), including £2.8m of benefit due to foreign exchange translation. £13.8m, or 20.8%, of the £15.1m improvement was due to the joint-ventures’ and associates’ profit after tax† and included £6.6m of non-recurring tax benefit. Excluding this tax benefit, foreign exchange and acquisition operating profit*# of £0.6m, the heritage1 operations improved by £5.1m, or 7.7% against a very strong 2004.

Our heritage1 aggregates volumes decreased by 3.6% in 2005, due largely to significant non-recurring secondary aggregates sales in Queensland in 2004. Victoria and Western Australia performed well during 2005, offsetting weaker demand in New South Wales and Queensland. Average selling prices for aggregates increased 6.8%, in part due to changes in product mix. Heritage1 ready-mixed concrete volumes increased by 1.3%, with a reduction in Sydney from previously buoyant levels being offset by increases in all other regions. Average selling prices in ready-mixed concrete improved by 3.3%, in part offsetting higher raw material costs.

Operating profit†# for Building Products declined due to increased input costs and a highly competitive pricing environment. The operational improvement in the joint-ventures and associates was due largely to improved volume, price and delivery of synergy benefits in Cement Australia.

Three acquisitions were made in 2005 for £12.6m, including a basalt quarry at Molong in New South Wales, and the acquisition of two Sydney based precast concrete companies, Rescrete and Abbey Precast, both of which expanded our building products range.

Joint-ventures and associates 12 months ended December 31, 2006 (%)

Capital expenditure*† totalled £31.6m (£26.4m) and consisted of replacement ready-mixed concrete and aggregates delivery vehicles, new ready-mixed concrete plants in south east Queensland and aggregates plant upgrades to increase capacity and efficiency.

Hanson Asia Pacific
Group operating profit†# in this region declined primarily due to lower market demand following a reduction in public sector expenditure in Malaysia. Average selling price increases of between 3.6% and 7.3% were offset by a decline in aggregates and asphalt product volumes and higher input costs. Ready-mixed concrete volume and prices were broadly in line with the prior year. In Singapore, the operating profit*# performance marginally declined following a further downturn in construction sector volumes. The share of joint-ventures’ and associates’ profit after tax† increased due largely to improved earnings from our Hong Kong operations. Despite a lack of new public sector work, our Hong Kong concrete volumes increased year-on-year whilst selling prices also improved. Synergy benefits were delivered in line with our expectations.

An integrated range of products The Australian Operations provide a wide range of products for our customers

Outlook for 2007
Demand in the Australian market is forecast to be stable during 2007, with infrastructure strength offsetting residential weakness. Strong growth is anticipated in Queensland and continuing high levels of demand are anticipated in Western Australia. However, New South Wales is anticipated to remain subdued for the majority of 2007. Asia is expected to see some softening of demand in Malaysia, offset by an improved performance from Hong Kong.

*	Excluding joint-ventures and associates
†	Continuing operations
#	Before impairments

Back to Contents

44	Operating and financial review

Continental Europe

Good progress
Improved performance in Israel
Price discipline held
Three bolt-on acquisitions completed

Justin Read Managing Director

Financial highlights
			%		%
	2006	2005	2006v2005	2004	2005v2004

Group turnover*†	£273.8m	£228.7m	19.7	£228.0m	0.3

Group operating profit *†#	£21.8m	£19.9m	9.5	£23.9m	(16.7)

Group operating margin*†#	8.0%	8.7%	(0.7)ppts	10.5%	(1.8)ppts

Share of joint-ventures’ and
associates’ profit after tax†	–	–	–	–	–

Operating profit†#	£21.8m	£19.9m	9.5	23.9m	(16.7)

Property profit
(inc, in operating profit†# )	–	–	–	0.3	–

Contribution to group turnover*†	Contribution to operating profit†#

This division operates across Austria, Belgium, the Czech Republic, Germany, Spain, The Netherlands and Israel.

2006 v 2005
Continental Europe made good progress in the year and delivered an improved performance.

Group turnover*† increased to £273.8m in 2006 (£228.7m), an increase of 19.7% . £9.4m, or 4.1%, of this increase was due to acquisitions made in 2006. Group operating margin*†# decreased from 8.7% to 8.0% . Operating profit†# increased by 9.5% to £21.8m (£19.9m) . £0.7m, or 3.5%, of this increase was due to acquisitions made in 2006. Excluding acquisitions, the increase was 6.0%, or £1.2m.

Almost all countries, and particularly Israel, delivered an improved operating profit†# performance in 2006 due to pricing discipline, improved volumes and operating cost reductions. Operating profit†# in Spain reduced, largely due to the expected exhaustion of reserves in Barcelona. Total heritage1 volumes for the division improved in each product line with aggregates up 7.0%, ready-mixed concrete up 6.1% and asphalt up 12.1% .

Operating profit†# in Israel improved significantly, despite difficult political conditions during the year. This was driven by a combination of strong volume demand, price improvement across the product range and continued cost saving initiatives.

In Spain, operating profit†# declined in 2006 following the exhaustion of two quarries in Barcelona during 2005. Aggregates demand was strong with volumes well ahead of last year whilst average selling prices remained similar to last year due to competitive pricing and product mix. Ready-mixed concrete volume and price increased during the year although margins have reduced due to higher raw material and transport costs.

Market conditions in the Czech Republic were again strong and, coupled with good pricing discipline, contributed to another record operating profit†# contribution.

In The Netherlands, Belgium and Germany, stronger demand and selling price increases led to an improved performance compared to last year.

Capital expenditure*† totalled £13.3m (£13.3m) and included a new ready-mixed concrete plant at Zona Franca, Barcelona, replacement of our sand and gravel processing plant at Ostend, Belgium, and replacement of mobile equipment at various locations throughout the region. Replenishment of our reserves position, either through acquisition or mineral reserve purchases, remained a high priority for 2006. During the year, we acquired 84.5m metric tonnes of additional reserves and resources in Madrid, Spain and in Austria.

Hanson 2006 www.hanson.biz

Back to Contents

Continental Europe

Three acquisitions were made in 2006. Two of the acquisitions were in Spain, with the acquisition of three quarries complementing our existing operations in Madrid, and two concrete plants strengthening our position in Majorca. In November, we acquired Quarzsande GmbH in Austria which has four aggregates operations based in Upper Austria.

2005 v 2004
Group turnover*† increased by 0.3% to £228.7m in 2005 (£228.0m) . Group operating margin*†# reduced by 1.8ppts to 8.7% (10.5%) . Operating profit†# reduced by £4.0m, or 16.7%, to £19.9m (£23.9m) .

The £4.0m reduction in operating profit†# was due to difficult market conditions in Israel and The Netherlands, which persisted throughout 2005, and to quarry closures, which impacted results in Spain. Market conditions in the Czech Republic and Belgium were more positive. Both these countries increased their operating profit†#, as did Germany, despite its difficult market conditions. Total heritage1 aggregates and asphalt volumes declined by 8.9% and 1.9% respectively across the division, whilst concrete volumes increased by 0.4% .

In Spain, both group turnover*† and operating profit†# decreased in 2005. Aggregate volumes were below 2004 due to lower demand in Madrid and Zaragoza and to the closure of two quarries, although increases in average selling prices were achieved. During 2005 we disposed of 19 underperforming ready-mixed concrete plants. Excluding these disposals, ready-mixed concrete volumes were ahead of 2004, as were average selling prices.

Weak trading conditions continued in 2005 for our Israel operations. Productivity improvements were not sufficient to counter a decline in volume and the impact of higher energy costs. In the Benelux region, the ready-mixed concrete markets were difficult, resulting in lower prices and volumes. Efficiency improvements were achieved in our aggregate operations which helped to offset a reduced operating profit†#.

Outlook for 2007
In 2007, we expect activity levels to reduce from recent highs in certain markets in Spain. This should be broadly offset by further progress in the construction market in other countries. The general pricing environment is stable with inflationary cost increases set to be recovered. We will continue to seek further bolt-on acquisitions and to invest in our capital expenditure programme.

Batchers at the new Zona Franca concrete plant, Barcelona, using the latest automation in order to control quality and optimise logistics.

The enclosed design of our Zona Franca concrete plant, one of the largest in Hanson, reduces the environmental impact of the production process.

Group turnover*† by geography 12 months ended December 31, 2006 (%)

* Excluding joint-ventures and associates
† Continuing operations
# Before impairments
[1] Heritage excludes acquisitions owned for less than 12 months

Volume summary
Volume for the12 months ended December 31, 2006 and % movement in volume.

	Volume			Volume
	2006	2006v2005	2006v2005	2005	2005v2004	2005v2004
	Volume	% Change	% Change	Volume	% Change	% Change
	Continuing	Continuing	Heritage	Continuing	Continuing	Heritage

Aggregates (m mt)	30.9	11.7	7.0	27.7	(8.9)	(8.9)

Asphalt (m mt)	0.6	12.1	12.1	0.5	(1.9)	(1.9)

Ready-mixed concrete (m m3)	4.3	7.7	6.1	4.0	0.4	0.4

Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates
Aggregate volumes include marine dredged aggregates
Heritage excludes acquisitions owned for less than 12 months
m mt = millions of metric tonnes; m m3 = millions of cubic metres

Back to Contents

46	Operating and financial review

Financial review
Income statement

over £80m to nearly £800m in 2006. In 2005 energy costs increased by over 20% and significant raw material increases were incurred.

Share of joint-ventures’ and associates’ profit after tax†
Our main joint-ventures and associates are in the Aggregates UK and Australia and Asia Pacific divisions. The share of joint-ventures’ and associates’ profit after tax† in 2006 of £33.7m (£40.5m, £23.2m) was lower than last year, largely due to a one-off tax benefit of £6.6m in Australia in 2005. In 2005, excluding this tax credit, the increase against 2004 reflected the strong performance from our 25% interest in Cement Australia.

Pavi Binning Finance Director
Operating profit†#
Group turnover*†	Operating profit†# in 2006 increased by £73.9m, or 15.1%, to £562.7m following an increase of £65.4m, or 15.4% to £488.8m in 2005. This consists of the operating profit†# for each of the six divisions which totalled £599.2m (£520.3m, £446.1m), less central expenses of £36.5m (£31.5m, £22.7m) . The increase in the operating profit*# included contributions from 2006 acquisitions of £47.9m, additional property profits of £17.8m and an increase in heritage[1] operating profit†# of £12.2m. Further details are provided on page 7 and in the operating review. The increase in central expenses in 2006 related to incentive accruals, group IT costs and self insurance charges. The increase in 2005 included higher self insurance charges relating to a claim in North America.
Group turnover*† in 2006 increased by £417.0m, or 11.2%, to £4,132.7m following a £332.7m, or 9.8%, increase in 2005. £215.0m (£143.8m) of the increase was due to acquisitions made in the year. The majority of the remaining increase of £202.0m (£188.9m) was achieved through selling price discipline.

Costs and overheads*†
Costs and overheads*† increased by £336.3m, or 10.3%, in 2006 to £3,603.7m, and by 9.5% in 2005. £167.1m (£126.7m) of the increase was due to acquisitions. The remaining increase of £169.2m (£157.9m) included significant increases in energy and raw material costs in the last two years. Energy costs consist primarily of electricity, gas and fuel. Raw material costs are largely cement, bitumen and steel. In total, excluding acquisitions, the cost of these items increased by

Foreign currency – exchange rates

	Average rates			Year end

	2006	2005	2004	2006	2005	2004

£/$US	1.8416	1.8196	1.8294	1.9572	1.7168	1.9199

£/euro	1.4668	1.4621	1.4738	1.4842	1.4554	1.4125

£/$AUS	2.4439	2.3871	2.4858	2.4831	2.3404	2.4491

Exchange impact
Foreign exchange translation in 2006 decreased group turnover*† by £24.6m (increase of £35.2m in 2005) and operating profit†# by £3.3m (increase of £6.4m) .. The sensitivity of operating profit†# to a 10% fall in the US dollar is £27.1m.

Operating impairments
Operating impairments in 2006 were £4.1m (£4.0m, £29.3m) . The net charge for 2006 consists primarily of charges relating to the Aggregates North America division which have arisen due to the closure, or intended closure, of two sites. The net charge in 2005 consisted of £23.6m of impairment charges, offset by a reversal of £19.6m.

Finance costs and income
Net finance costs†* in 2006 were £77.8m (£55.5m, £46.8m) . Interest payable on loans totalled £131.3m (£119.0m, £92.2m) against interest receivable of £43.9m (£60.1m, £40.0m), resulting in a net interest cost of £87.4m (£58.9m, £52.2m). The main reason for the increase in the net interest charge in each of the last two years was an increased level of net debt due to acquisitions.

Interest cost on the pension plan liabilities and other post-employment benefits was £103.2m (£103.2m, £99.2m), offset by an expected return on pension assets of £114.5m (£108.7m, £111.2m), to give a net pension and other post-employment benefits finance income of £11.3m (£5.5m, £12.0m) . The increase in net pension finance income in 2006 resulted primarily from improved investment returns in 2005 which increased the value of the assets for 2006. The reduction in 2005 was due to lower interest rates.

The unwinding of the discount relating to long-term provisions was a net charge of £2.0m (£2.5m, £6.6m), and included the impact of a change in discount rates. Changes in the fair value of derivatives

Hanson 2006 www.hanson.biz

Back to Contents

Income statement

and related items resulted in a net income of £0.3m (£0.4m, £nil).

Profit before taxation†
Profit before taxation† increased by £51.5m, or 12.0% to £480.8m (£429.3m, £347.3m) in 2006.

Taxation on continuing operations
Taxation on continuing operations in 2006 was £79.7m (£34.4m, £27.1m), equivalent to an effective tax rate on profit before taxation† of 16.6% (8.0%, 7.8%) .

The 2006 charge included a benefit of £2.1m relating to impairments (2005 charge £5.6m, 2004 benefit of £6.3m) . In addition, the 2005 charge included a net release from provisions of £29.6m following the successful resolution of a number of issues with the relevant tax authorities. The 2004 charge included a one-off deferred tax benefit of £21.7m.

Discontinued operations after taxation
The 2006 discontinued operations after taxation was a gain of £0.4m (loss £7.3m, loss £56.0m) . This consisted of three categories of items.

The first two relate to current year disposals, namely the current year profit or loss after taxation of discontinued operations of £nil (£2.8m, loss £16.4m) and the profit on disposal after tax for operations disposed of during the year of £0.3m (£2.3m, £10.4m) . Further details are provided in note 9 of the Notes to the accounts.

A profit after tax of £0.1m (losses of £12.4m, £50.0m) resulted from operations that were discontinued prior to 2006. The main item in this category was a credit relating to asbestos of £1.1m (losses of £13.7m, £48.6m) after tax.

Asbestos
The 2006 net credit of £1.1m after tax consists of a benefit of £14.0m due to an asbestos insurance settlement reached in the year, less a charge of £12.9m, including discounting, to maintain the provision.

Summary Income Statement
(£m)

	2006		2005		2004

Group turnover*†	4,132.7		3,715.7		3,383.0

Costs and overheads†	(3,603.7)		(3,267.4)		(2,982.8)

Group operating profit before impairments*†	529.0		448.3		400.2

Share of joint-ventures’ and associates’ profit after tax†	33.7		40.5		23.2

Operating profit before impairments†	562.7		488.8		423.4

Operating impairments†	(4.1)		(4.0)		(29.3)

Operating profit†	558.6		484.8		394.1

Net finance costs†	(77.8)		(55.5)		(46.8)

Profit before taxation†	480.8		429.3		347.3

Taxation†	(79.7)		(34.4)		(27.1)

Profit after taxation†	401.1		394.9		320.2

Discontinued operations after taxation	0.4		(7.3)		(56.0)

Profit for the year	401.5		387.6		264.2

Earnings per share (basic)	56.0	p	53.2	p	36.0	p

Dividends per share (interim paid, final recommended)	21.8	p	20.0	p	18.15	p

Various of the Company’s US subsidiaries are defendants in a number of lawsuits alleging bodily injury due to exposure to asbestos-containing products before 1984.

In 2006, outstanding claimants reduced to approximately 107,600 from 131,350 (2004: 135,750), representing new claimants of approximately 6,350 (10,350; 18,700) less 30,100 (14,750; 7,150) resolved during 2006. In the last two years, over 90% of resolved claimants were dismissed without payment compared to approximately 80% in 2004.

The gross US dollar cost of resolutions (settlement and defence costs) in 2006, before insurance, was $54.5m ($43.2m, $59.3m) including legal fees of $25.4m ($26.3m, $27.4m) . Net costs after insurance were $51.1m ($31.7m, $12.8m), equivalent to a discounted sterling cost after tax of £16.9m (£10.6m, £4.3m) . The costs incurred in each year were utilised against the asbestos provision.

The Company’s approach to accounting for the asbestos claims against these US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable based on detailed analysis and the assumptions referred to in note 21 of the Notes to the accounts.

Earnings per share
Basic earnings per share increased by 5.3% (47.8%) to 56.0p (53.2p, 36.0p), reflecting the increase in profit before taxation less the impact of the one-off benefits in the 2005 tax charge.

Dividends
The 2006 interim dividend paid and final dividend recommended total 21.8p (20.0p, 18.15p), an increase of 9.0% against 2005, following an increase of 10.2% against 2004. The average annual increase in the dividend since 2002 has been 9.0%, reflecting our progressive dividend policy.

*	Excluding joint-ventures and associates
†	Continuing operations
#	Before impairments

Back to Contents

48	Operating and financial review

Cash flow

Net cash inflow from operating activities for 2006 was £445.5m (£471.2m, £507.5m), compared to group operating profit†# of £529.0m (£448.3m, £400.2m).

In 2006 the adverse movement in working capital of £87.5m included £69.1m due to an increase in inventories. Around half of this increase was in Building Products North America, largely due to delays in product offtake by our customers and increases to support the order book. The majority of the balance is due to higher brick inventory in the UK to maintain future production flexibility. Other movements in 2006 of £33.8m largely consist of property profits which are excluded from operating cashflow and shown within the sale of property, plant and equipment. Tax and net interest payments increased by £20.9m in line with the increase in the income statement expense.

In 2005, taxation paid increased to £54.1m, against £18.3m in 2004 which was low due to favourable capital allowances in the USA.

Capital expenditure
Capital expenditure*† for the purchase of property, reserves, new and replacement plant and equipment during the year totalled £291.4m (£196.1m, £201.1m) of which £288.6m (£191.8m, £198.6m) was paid in 2006. This represented 157.3% (122.0%, 130.9%) of continuing depreciation. In 2006, around 60% of this amount has been spent in North America. A further £142.2m of capital expenditure had been committed as at December 31, 2006, primarily for new Building Products plants in North America.

These capital expenditures are expected to be financed out of group cash flows and borrowing facilities. The group continues to identify and invest in projects which are intended to reduce operating costs and expand and enhance the performance of our divisions.

Summary cash flow reconciliation to movement in net debt
For the year ended December 31, 2006 (£m)

	2006	2005	2004

Group operating profit†#	529.0	448.3	400.2

Amortisation	5.4	3.0	2.5

Depreciation and depletion	217.3	194.6	191.4

Dividends from joint-ventures and associates	27.3	27.9	19.9

Movement in working capital	(87.5)	(22.2)	(0.7)

Net provision utilisation	(42.3)	(34.3)	(19.2)

Pensions and post-employment benefits	(30.6)	(20.0)	(16.3)

Other	(33.8)	(5.1)	1.2

Net cash inflow from operating activities before interest and tax	584.8	592.2	579.0

Taxation paid	(63.6)	(54.1)	(18.3)

Net interest paid	(75.7)	(64.3)	(53.2)

Premium paid on redemption of borrowings	–	(2.6)	–

Net cash flow from operating activities	445.5	471.2	507.5

Capital expenditure*†	(288.6)	(191.8)	(198.6)

Sale of property, plant and equipment	48.5	29.0	18.5

Acquisition of operations	(558.0)	(342.9)	(88.4)

Disposal of operations and investments	13.9	50.3	77.8

Dividends	(147.5)	(136.2)	(127.3)

Purchase of own shares held in treasury	(65.7)	(45.1)	(26.1)

Exchange movements in net debt	159.2	(95.7)	101.8

Other	(15.0)	(33.2)	(18.2)

Movement in net debt	(407.7)	(294.4)	247.0

Opening net debt	(989.6)	(695.2)	(942.2)

Closing net debt	(1,397.3)	(989.6)	(695.2)

Acquisitions
Total cash consideration for acquisitions, including acquisition costs, for 2006 was £558.0m (£342.9m, £88.4m).

In January 2006, Building Products UK acquired the share capital of Red Bank Manufacturing and Building Products North America acquired the share capital of PaverModule Inc. for a total consideration of £60.6m. On March 2, Aggregates UK purchased the share capital of Civil and Marine (Holdings) Ltd, a leading producer of ground granulated blast furnace slag in the UK, with additional operations in North America and in the Czech Republic, for £248.1m. Aggregates North America

completed its acquisition of the share capital of Material Service Corporation, a leading aggregate materials producer in North America, on June 16 for £166.3m. The group completed a further five acquisitions of entities based in the UK, North America and Spain, along with seven asset acquisitions, primarily concrete plants and quarries, for a total consideration of £83.0m.

In 2005 total cash acquisition spend was £342.9m. Building Products UK acquired the assets of UK brick manufacturer, Marshalls Clay Products, for £64.7m on January 4, 2005, and Thermalite, a market leader in aircrete blocks, on March 7 for

Hanson 2006 www.hanson.biz

Back to Contents

Cash flow

Capital expenditure
For the year ended December 31, 2006 (£m)

			Capex % of
	Capex £m	Depreciation £m	depreciation

Aggregates North America	90.7	70.1	129.4

Building Products North America	84.9	31.5	269.5

Aggregates UK	40.3	34.9	115.5

Building Products UK	18.5	13.9	133.1

Australia & Asia Pacific	43.7	27.6	158.3

Continental Europe	13.3	7.1	187.3

Central	–	0.1	–

Total	291.4	185.2	157.3

Maturing net cash/(debt)
For the year ended December 31, 2006 (£m)

				Cumulative
	Cash	Borrowings	Net debt	Net debt

2007	766.7	(824.2)	(57.5)	(57.5)

2008		(199.3)	(199.3)	(256.8)

2009		(0.8)	(0.8)	(257.6)

2010		(397.6)	(397.6)	(655.2)

2011		(0.5)	(0.5)	(655.7)

2012		(0.2)	(0.2)	(655.9)

2013		(361.2)	(361.2)	(1,017.1)

2014		–	–	(1,017.1)

2015		–	–	(1,017.1)

2016		(380.2)	(380.2)	(1,397.3)

Total	766.7	(2,164.0)	(1,397.3)	(1,397.3)

£124.2m. On June 17, Aggregates North America acquired the assets of Mission Valley Rock, Berkeley Ready Mix and Berkeley Asphalt, and Building Products North America acquired the assets of Sherman Pipe, a concrete pipe and precast concrete products business, for a total of £108.0m. Other acquisitions made in 2005 consisted of three quarries in Southern Indiana by Aggregates North America in December, and a further six acquisitions totalling £46.0m.

Capital structure and share buyback programme
The capital structure of the group takes account of the needs of our equity shareholders to maximise return on equity, whilst recognising that to do so requires access to the debt capital markets. Our debt ratings are carefully managed and we maintain an inclusive relationship with the major rating agencies to ensure consistent ratings over the medium term. Key credit ratios are closely monitored and reviewed as part of our planning process.

The group continually reviews its level of debt and equity. Following a four year period of debt reduction, Hanson commenced an on-market share buyback programme during October 2004.

During the year ended December 31, 2006, 9,960,000 (8,335,000) shares were bought back for £64.1m (£46.7m) at an average cost of £6.43 (£5.60) per share, and held as treasury shares. £65.7m (£45.1m) was paid in the year.

At December 31, 2006 there were 712.3 million ordinary shares in issue excluding 24.6 million held in treasury. The share buyback programme is a rolling return of that capital which we believe is in excess of our medium-term requirements and which is reviewed on a continuing basis in the context of our cash flow, capital expenditure and acquisition plans.

Net debt
Net debt consists of cash, cash equivalents and borrowings. The maturity profile of the group’s cash and debt, excluding undrawn balances on committed bank facilities, is set out in the adjacent table. The percentage of net debt held at fixed interest rates at the end of 2006 was 63%.

In line with the group’s financial risk policies, the amount of net debt and foreign exchange contracts denominated in US dollars was increased during the year to £1,114.0m (£1,090.1m, £834.7m), representing 80% (110%, 120%) of net debt. The change in net debt as a result of foreign exchange translation was a reduction of £159.2m (increase of £95.7m, reduction of £101.8m) .

The effect on net debt of a 10% fall in the US dollar is £101.3m. For further details, see note 29 of the Notes to the accounts.

*	Excluding joint-ventures and associates
†	Continuing operations
#	Before impairments

Back to Contents

50	Operating and financial review

Balance sheet

Non-current assets
Non-current assets of £4,582.4m (£4,221.7m) included £2,901.5m (£2,735.4m) of property, plant and equipment. The increase was driven by acquisitions, which added £313.4m (£133.8m), and capital investment of a further £291.4m (£196.1m) . Intangible assets, primarily goodwill, of £1,196.4m (£974.2m) increased largely due to acquisitions which added £299.8m (£215.7m) ..

Cash, cash equivalents and borrowings
At the end of 2006, the group’s net debt of £1,397.3m (£989.6m) was represented by borrowings of £2,164.0m (£2,072.6m), offset by cash of £766.7m (£1,083.0m) . Cash balances include £32.7m (£36.0m), effectively pledged to third party insurance companies, and hence not available for general use.

Other assets
Other assets include inventories of £450.0m (£382.4m) and trade and other receivables of £807.3m (£774.8m) ..

Provisions
Non-current and current provisions at December 31, 2006 totalled £479.7m (£552.3m) . These included £203.7m (£232.2m) for the estimated cost of asbestos settlement and legal costs, discounted and before insurance and tax relief, for the next eight years.

Other liabilities
Other liabilities include a net liability before taxation in relation to defined benefit pension plans of £13.5m (£20.8m) and a net liability before taxation relating to post-employment medical benefits of £77.4m (£103.3m) .

Summary balance sheet At December 31, 2006

	2006	2005
	£m	£m

Non-current assets	4,582.4	4,221.7

Cash and cash equivalents	766.7	1,083.0

Other assets	1,270.9	1,172.0

Total assets	6,620.0	6,476.7

Borrowings	(2,164.0)	(2,072.6)

Provisions	(479.7)	(552.3)

Other liabilities	(1,247.5)	(1,179.5)

Total liabilities	(3,891.2)	(3,804.4)

Net assets	2,728.8	2,672.3

Total equity	2,728.8	2,672.3

Capital and financial obligations At December 31, 2006 (£m)

		Less than			More than
	Total	1 Year	1-3 years	3-5 years	5 years

Borrowings (note 20)	2,164.0	824.2	200.1	398.1	741.6

Operating and finance leases
(note 27)	215.5	25.7	39.6	26.5	123.7

Pension commitments
(note 28)	16.8	8.4	8.4	–	–

Capital expenditure contracted
(note 13)	142.2	142.2	–	–	–

Purchase obligations	274.1	58.4	65.9	32.0	117.8

Total	2,812.6	1,058.9	314.0	456.6	983.1

Equity
Total equity was £2,728.8m (£2,672.3m) at December 31, 2006. The increase of £56.5m consisted of profit for the year of £401.5m less foreign exchange movements of £108.3m, dividends paid of £147.5m, shares repurchased of £64.1m and other adverse movements of £25.1m.

Off balance sheet arrangements
The group’s off balance sheet arrangements consist of the following, as referred to in the Notes to the accounts: operating leases (notes 3 and 27), commitments to capital expenditure (note 13), guarantees, surety bonds (note 26), contingent liabilities (note 21). Other than as disclosed, there are no off balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

Capital and financial obligations
The table above sets out Hanson’s capital and financial obligations due by period. Purchase obligations primarily consist of mineral royalty purchase commitments.

Hanson 2006 www.hanson.biz

Back to Contents

Treasury risk management

Treasury risk management

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

Our core funding is provided by three bond issues, each of $750m, maturing in September 2010, March 2013 and August 2016 respectively. The group also has substantial committed bank facilities which total £971.2m; the principal components are a £500m facility, £470m of which expires in April 2011 and £30m of which expires in April 2010, and a $475m facility expiring in July 2009. At the balance sheet date, £241.8m of committed bank facilities were utilised by way of letters of credit and cash drawings. The level of unused facilities, together with other resources available to the group, is such that we believe that we have sufficient funding to satisfy our working capital requirements in the near to medium term.

Group credit facilities contain a financial covenant consistent with, but less restrictive than, the group’s interest cover target. The group does not, therefore, anticipate that this covenant will restrict funding or investment strategies in the foreseeable future.

Credit risk
The Board’s policy is that credit risk for financial transactions should be restricted to counterparties with a minimum A-/A3 credit rating for long-term transactions and F2/P-2/A2 for short-term transactions. In addition, there are individual counterparty and country limits for cash and short-term investments. Hanson’s credit ratings, which are a key determinant of the terms on which the group can issue debt, were unchanged during the year as shown below.

Interest rate risk
The group’s policy for interest rate risk is designed to limit the group’s exposure to fluctuating interest rates. This is achieved by limiting the level of floating interest rate exposure to a maximum determined by both the level of debt and the level of operating

Hanson’s credit ratings

	Short-term	Remaining

Fitch	F2	BBB+

Moody’s	P-2	Baa1

Standard & Poor’s	A2	BBB+

profit of the group at any point in time. This approach, which is consistent with our target for ongoing leverage, will mean, other things being equal, that for any given level of debt, a higher level of operating profit will result in a higher limit on the level of floating rate debt in the group (and vice versa). Consistent with this policy, the group held 63% (56%) of net debt at fixed rates as at December 31, 2006. For further details, see note 29 of the Notes to the accounts.

Foreign exchange risk
Due to the nature of our products, which are generally uneconomical to transport over long distances, there are few foreign exchange transaction exposures in the course of our day-to-day business. However, the majority (64%) of our capital employed is in overseas locations and is denominated in foreign currencies, principally US dollars (42%). As a consequence, changes in exchange rates affect both reported profit and asset values. The exposure of asset values to foreign exchange rates is controlled, to an extent, by matching a proportion of currency assets with currency liabilities, using both debt and foreign exchange contracts. This means that falling overseas exchange rates will give rise to both falling asset values and lower levels of net debt in sterling terms. The interest cost of currency liabilities also provides a partial hedge for foreign currency income.

Committed bank facilities For the year ended December 31, 2006 (£m)

	Expiring	Remaining

2006	–	971.2

2007	228.5	742.7

2008	–	742.7

2009	242.7	500.0

2010	30.0	470.0

2011	470.0	–

Back to Contents

52	Operating and financial review

Principal risks and uncertainties

Our business, financial condition and results of operations will be influenced by a range of factors, many of which are beyond the control of Hanson and its Board.
Consequently, these could have an impact on the price of the Hanson shares and the amount and timing of any dividends that we pay. The risk factors set out below and the other information in the Annual Report and Form 20-F should be considered carefully. There may be other risks which are not known to the Company or which may not be material now but could turn out to be material.

Risk management
The Board of Hanson PLC reviews the effectiveness of the system of internal control covering, inter alia, financial, operational, compliance and risk management, at least annually.

Changes in economic conditions could have a material adverse effect on the level of demand for Hanson’s products.
The demand for many of our products is closely linked to economic conditions, both globally and in the particular countries in which we operate, especially in North America, the UK and Australia. As a result, depressed economic conditions, including a downturn in US residential demand, could have an adverse effect on demand for, and pricing of, our products, which could result in reduced sales and reduced profits.

Changes in government policy or legislation relating to public works expenditure and housing could reduce the demand for Hanson’s products.
National governments’ policies relating to the development of transport infrastructure and housing have a significant effect on demand for our products and, as a result, our profitability. Decreases in governmental funding, or in the allocation of those funds for transport infrastructure and housing projects, could reduce the funds available for spending on our products, therefore potentially reducing sales and profits.

For example, government policy supporting inner-city residential development in the UK, and consequently an increase in the number of apartments being built in place of houses, has reduced the demand for bricks.

Inclement weather conditions could significantly impact levels of construction activity and hence demand for Hanson’s products.
Extended periods of inclement weather, especially periods of heavy or sustained rainfall during peak construction periods during the year and other acts of nature, such as hurricanes, can result in a material reduction in demand for our products. It may also impact our ability to produce our products, and consequently result in reduced revenues and profits.

Hanson operates in an extremely competitive market.
Most, if not all, of the markets in which we operate are extremely competitive. Local factors, such as the number of competitors and production capacity, the proximity of natural resources, economic conditions and product demand exert further competitive pressure. The pricing policies of competitors and the entry of new competitors in the local markets in which we operate can have an adverse effect on the demand for, and pricing of, our products. Consequently, the results of our operations and profitability may be affected.

Changes in government policy or legislation relating to planning, the environment, health and safety and industry-related taxes could significantly affect Hanson’s regulatory compliance and other operating costs.
Our performance is affected significantly by national and/or local government policy and legislation in the regions and territories in which we operate. Many of our products are subject to government regulation in various jurisdictions regarding their production and sale. Our operating units are subject to extensive regulation by national and local agencies concerning matters such as planning, environmental and health and safety compliance. Numerous governmental permits and approvals are required for our operations. We believe that our operating units are currently operating in compliance with, or under approved variances from, various national and local regulations in all applicable jurisdictions. In the past, our subsidiaries have made significant capital and maintenance expenditures to comply with planning, water, air and solid and hazardous waste regulations. These subsidiaries may be required to do so again in the future in order to ensure business continuity.

These national and local regulations in the jurisdictions in which we operate mean that it may be difficult to expand existing quarries or establish new greenfield aggregates reserves in areas where demand would justify the capital expenditure required.

The imposition of industry-related taxes, such as the Aggregates Levy and the Climate Change Levy in the UK, increase our costs and encourage imports of competing products and product substitution.

Disruption to, and increased costs associated with, both the supply of materials, energy and fuel to Hanson and the supply of finished products to Hanson’s customers could significantly reduce Hanson’s profitability.
We are a significant purchaser of energy and fuel. Gas and other energy supplies are used in our cement and brick manufacturing operations and fuel is used for the processing and transport of our products. We also purchase significant amounts of materials. These include cement for use in our ready-mixed concrete and concrete product operations, steel for use in our concrete product and steel pipe operations and bitumen for use in our asphalt activities. The cost of these materials and cost of energy and fuel fluctuates, sometimes by significant amounts. Increases in the costs of these materials, energy and fuel, or their lack of availability, can significantly impact

Hanson 2006 www.hanson.biz

Back to Contents

Principal risks and uncertainties

our costs and disrupt our operations. The profitability of our operations could be adversely affected if we are not able to recoup such costs in the prices of our products.

Transport logistics play an important part in the group’s supply chain, whether by road, rail, sea or river. Any material disruption to/or lack of availability of such transport support could significantly impact operating costs and reduce profitability.

Increased employment costs could significantly reduce Hanson’s profitability.
We are a significant employer of labour. Any increased costs of employment, including pension and post-employment benefit costs, could significantly impact operating costs and consequently reduce profitability. The group has several funded defined benefit pension plans, which cover a significant number of the group’s employees who participate in the group’s pension plans. Hanson also provides benefits from unfunded non-qualified plans in the USA and post-employment benefit plans in the USA and Canada. Various assumptions are made in calculating our assets and/or liabilities under our pension and healthcare plans which, if incorrect, could have a material adverse effect on our financial condition.

Ineffective implementation of computer software systems could significantly reduce Hanson’s profitability.
The implementation of software to improve the efficiency and effectiveness of various business processes is an important contributor to our ongoing operations and growth strategy. Failure to design, select appropriate suppliers or implement such systems effectively could result in unplanned costs or reduced levels of customer satisfaction. This could adversely affect the results of our operations and profitability.

Hanson’s acquisition strategy or capital investment programme may be unsuccessful.
We plan to continue making selective acquisitions to strengthen, develop and expand our existing activities.

The successful implementation of our acquisition strategy depends on a range of factors. These include our ability to identify appropriate opportunities, complete acquisitions and achieve an acceptable rate of return from those acquisitions, including past acquisitions. There may also be substantial challenges or delays in integrating and adding value to the businesses which we acquire. In addition, the costs of integration, which cannot be reliably estimated, could be material and the projected synergies resulting from such acquisitions may not be realised. Material costs or delays in the integration of the operations that we acquire, or the inability to realise synergies from those acquisitions, could result in increased expenditure. Consequently, this could lead to reduced profitability and reduced rates of return from such acquisitions.

We continue to make significant investment in new plant and other capital equipment. There may be changes in the cost of, or the benefits derived from, these projects which could result in reduced rates of return from this investment.

Hanson is subject to risks relating to changes in exchange rates.
In the year ended December 31, 2006, approximately 76% of our operating profit†# was earned in currencies other than pounds sterling, and a significant portion of our revenue is denominated in US dollars.

At December 31, 2006, approximately 64% of our capital employed was located outside the UK, and approximately 105% of our net debt and foreign exchange contracts were denominated in currencies other than pounds sterling. Since our results are reported in pounds sterling, exchange rate movements affect our reported profits, assets, cash and debt balances. This effect may be positive or negative depending on the nature of the actual exchange rate movement and the nature of any currency hedging instruments that we have put in place. Fluctuations in exchange rates could have a material adverse effect on our financial condition and results of operations to the extent that we have not effectively hedged against those exchange movements.

Adverse changes in tax legislation may affect Hanson’s ability to maintain its tax rate below the UK statutory rate.

The effective group tax rate for 2006 was 16.6% compared to a UK statutory rate of 30%. Hanson’s tax charge is subject to changes in legislation. Such changes in legislation may be implemented at short notice and may affect Hanson’s ability to maintain its underlying tax rate below the UK statutory rate of 30%.

We are unable to estimate reliably all costs associated with asbestos-related claims.

With respect to asbestos-related claims, the Company’s approach to accounting for the asbestos claims against its US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable. The costs of resolving possible claims are disclosed as contingent liabilities. At present, the provision for those costs (based on detailed analysis and the assumptions contained in note 21 of the Notes to the accounts) which are both probable and estimable equates to approximately eight years of gross cost, assuming a cost level of approximately $60m per annum. Whilst further claims are likely to be resolved beyond this eight year period, the associated costs of resolution cannot be reliably estimated. Hence, no provision has been made to cover these possible liabilities. Factors which could cause actual results to differ from these estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against the Company’s

Back to Contents

54	Operating and financial review

US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the Company’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against the Company’s US subsidiaries; and (viii) potential legislative changes. In light of such factors, the liability of the Company’s US subsidiaries for resolving asbestos claims may be materially different from current estimates. The impact of such claims might have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, the Company does not expect that the liability and costs associated with these asbestos claims will have such a material adverse effect. If there were a material deterioration in current trends, the Company does not expect that such claims would impact the ability of the Company to continue as a going concern based on the information currently available to it.

Hanson’s insurance may be insufficient to cover its obligations related to Koppers’ environmental liabilities.
Koppers’ environmental clean-up/ remediation obligations and related costs refer primarily to certain former US discontinued chemical and related operations carried on by the Koppers company. Members of the group remain contractually and statutorily liable for certain environmental clean-up/remediation costs relating to these discontinued operations. Based on existing known circumstances, the Company considers the current Koppers insurance cover to be sufficient to meet substantially all of the related future costs of this liability, recognising that the estimate of future probable costs could increase and new sites may arise to which the insurance cover does not apply. Factors which could cause actual costs to increase include: (i) unknown adverse conditions arising at sites; (ii) third party claims in excess of estimates; (iii) changes to regulatory requirements; (iv) changes in remediation techniques; and (v) any other significant variations to assumptions made in support of these cost estimates. Should the current Koppers insurance cover be insufficient to meet the related future costs, this could have a material impact on our financial condition, results of operations and cash flow and profitability.

As a consequence of its significant present and former activities in the USA, the group is subject to litigation claims. These may arise out of former businesses and activities (in addition to those relating to asbestos and Koppers’ environmental liabilities referred to above) as well as existing operations.
Former and existing subsidiaries have engaged in businesses and activities, unrelated to the business and activities presently carried on by our group, which give rise to bodily injury and property damage claims concerning environmental and health issues. In particular, claims and lawsuits have been filed against our US subsidiaries, either directly or as a result of indemnity obligations, relating to products incorporating coal by-products and other chemicals, in particular for the wood-treating industry. With respect to those claims involving coal by-products and other chemicals, the US subsidiary involved has not entered into a material settlement or been subject to a material adverse judgment since the demergers as described below. In addition, existing operations suffer from litigation claims which may be uninsured or fall within deductible levels. In many cases, the relevant subsidiary believes it has good defences against these claims. Nevertheless, in light of the uncertainties involved in litigation and in particular in the USA, where there is the added potential for punitive damages, our subsidiary may be required to participate in settlements or be subject to judgments in future for material amounts. These may not be covered by insurance and consequently may have a material impact on our financial condition, results of operations and cash flow.

One of the companies into which the former Hanson businesses demerged may be unable to satisfy its indemnification obligations to Hanson were it required to do so.
Four companies into which former Hanson businesses were demerged agreed in connection with their respective demergers to indemnify us against liabilities of the businesses transferred to those companies. We have not incurred any liability in respect of any claim that related to the above mentioned businesses nor any such liability being borne by the relevant demerged company. The Energy Group plc, one of the demerged companies, was acquired by TXU Corp. in 1998. In November 2002, TXU Corp. announced that several of TXU Corp.’s UK subsidiaries had been placed under the administrative process in the UK (similar to bankruptcy proceedings in the USA), including The Energy Group plc. The Energy Group plc is, therefore, unlikely to be able to fulfil its indemnification obligations to Hanson if it were required to do so. We are, however, not aware of any claim against us or our subsidiaries that would give rise to an indemnity obligation on the part of The Energy Group plc.

Hanson 2006 www.hanson.biz

Back to Contents

Critical accounting policies

Critical accounting policies

The following section explains where, in these financial statements, we have exercised judgement in applying the group’s key accounting policies and critical estimates in areas which are by their nature inherently uncertain. Although we have used all of the information currently available to us in making such critical estimates, changes to our assumptions in these areas could materially affect the financial results and position shown in this document. Hanson’s significant accounting policies in accordance with IFRS are set out on pages 74 to 76 of the Annual Report and Form 20-F. Where estimates have been used, it is possible that over time the actual results upon which the judgment was based could differ from those estimates.

The group considers the following are the critical policies where assumptions and judgments could have a significant impact on the consolidated financial statements.

Legal and other disputes
Some of the group’s subsidiaries are subject to a number of legal disputes, the most significant of which are asbestos claims against a number of its US subsidiaries. Provisions for anticipated settlement costs and associated expenses arising from legal and other disputes are made where a reliable estimate can be made of the probable outcome of the dispute. Where it is not possible to make such an estimate, no provision is made. Our approach to providing for asbestos is explained in note 21 of the Notes to the accounts.

Environmental obligations
Some of the group’s subsidiaries are also subject to environmental obligations for clean-up and remediation costs, pursuant to environmental laws and regulations. Provisions are made for environmental obligations and related costs which are probable and reliably estimable and where a legal or contractual obligation to remedy-known exposures exists. The ultimate requirement for such actions and their costs is inherently difficult to estimate and is based on current information on costs and expected plans for remediation. Actual costs can differ from estimates over time because of changes in existing laws and regulations, public expectations, new sites arising and unknown conditions being encountered.

Impairment
The group applies IAS 36 “Impairment of Assets” under IFRS and SFAS 144 “Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of” together with SFAS 142 “Goodwill and other intangible assets” under US GAAP.

Under IFRS, the group compares the carrying value of goodwill and tangible assets with the higher of their net realisable value and value in use (explained below), to determine whether an impairment exists. Under US GAAP, the group assesses the fair value and recoverability of goodwill by comparing the implied fair value of goodwill with the actual goodwill attributable to a reporting unit.

Value in use is calculated by discounting the cash flows expected to be generated by the asset/group of assets, being tested for evidence of impairment. The use of different estimates, assumptions and judgments, in particular those involved in (a) determining a value based on our current expectations of future industry conditions and the associated cash flows from the group’s operations, but also those involving our future intentions for assets which are currently non-operational, (b) our determination of the level at which groups of assets can be reasonably tested for impairment separately from other parts of the business and (c) our treatment of centrally held assets, could each result in materially different carrying values of assets and assessments of impairment.

Pensions and other post-employment benefit plans
Under IFRS, the group applies IAS 19 “Employee benefits”. Under US GAAP, the group has adopted SFAS 158 “Employer’s Accounting for Defined Benefit Pension Plans and Other Post-Retirement Plans” as at December 31, 2006, amending the accounting methodology under SFAS 87 “Employer’s Accounting for Pensions” and SFAS 106 “Employer’s Accounting for Post-Retirement Benefits other than Pensions” on a prospective basis.

These accounting standards require the group to make assumptions including, but not limited to, future asset returns, rates of inflation, discount rates, life expectancies and health care costs. The use of different assumptions, in any of the above calculations, could have a material effect on the accounting values of the relevant assets and liabilities which could result in a material change to the cost of such liabilities as recognised in the income statement over time. These assumptions are subject to periodic review. See note 28 of the Notes to the accounts for additional information regarding the group’s pension and other post-employment benefits.

Taxation
Significant judgement is required in determining the provision for income taxes. At any given time, the group is undergoing tax audits in several tax jurisdictions and covering multiple years. The group has provisions for taxes that may become payable in future periods as a result of these tax audits. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts provided, such differences will impact the tax provisions in the period in which such determination is made.

Back to Contents

Group governance

Board of Directors

1.	Mike Welton	5.	Frank Blount
	Chairman		Non-executive Director

2.	Alan Murray	6.	John Brady
	Chief Executive		Non-executive Director

3.	Pavi Binning	7.	Sam Laidlaw
	Finance Director		Non-executive Director

4.	Graham Dransfield	8.	Jim Leng
	Legal Director		Senior Non-executive Director

		9.	The Baroness Noakes DBE
			Non-executive Director

Hanson 2006 www.hanson.biz

Back to Contents

Board of Directors

1.  Mike Welton*#ø
Chairman (60)
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

2.  Alan Murray#
Chief Executive (53)
Joined Hanson PLC in 1988. He held various senior divisional financial roles and became Assistant Finance Director in 1995 and Finance Director in1997. He was appointed Chief Executive of Hanson Building Materials America in June 1998 and Chief Executive of Hanson in April 2002. He serves on the National Stone, Sand and Gravel Association Board in the USA.

3.  Pavi Binningø
Finance Director (46)
Appointed Finance Director in January 2007. Prior to joining Hanson, he worked as Chief Financial Officer at telent plc, formerly Marconi Corporation PLC, where he was a main Board director. Before joining Marconi in 2003, he worked for Diageo PLC for 17 years in a number of senior corporate and operational finance roles. He is a member of the Chartered Institute of Management Accountants.

4.  Graham Dransfieldø
Legal Director (55)
Joined Hanson PLC as a solicitor in 1982 from Slaughter and May where he qualified in 1976. He became Company Secretary in 1986 and, after serving as Senior Solicitor from 1987, was appointed to Hanson’s Board in 1992.

5.  Frank Blount*#
Non-executive Director (68)
Non-executive Director since 2000 and previously a Non-executive Director of Pioneer International Ltd. He is currently Chairman and Chief Executive of JI Ventures, Inc. and TTS Management Corporation and a Non-executive Director of Caterpillar Inc., Entergy Corporation, Adtran, Inc. and Alcatel-Lucent, SA. He has also served as Chief Executive and a Director of Telstra Corporation, Ltd from 1992-99 and as Chief Executive and Chairman of Cypress Communications, Inc. from 2000-2002. He was Group President of AT&T Corp. from 1988-91.

6.  John Brady*#
Non-executive Director (55)
Appointed a Non-executive Director in August 2005. He is also a Non-executive Director of Greene King plc and a member of the Board of Invest Northern Ireland. From 1994 until 2004 he was a Director of McKinsey & Company, which he joined in 1980.

7.  Sam Laidlaw*+#
Non-executive Director (51)
Non-executive Director since 2003 and Chairman of the Remuneration Committee. Currently Chief Executive of Centrica plc. He is a Director of the Business Council for International Understanding and a trustee of the medical charity RAFT. He was previously Executive Vice President of the Chevron Corporation, Chief Executive at Enterprise Oil PLC and President and Chief Operating Officer at Amerada Hess Corporation.

8.  Jim Leng+#ø
Senior Non-executive Director (61)
Non-executive Director since June 2004 and Senior Independent Director. Chairman of Corus Group PLC. He is also a Non-executive Director of Alstom SA and Chairman of Doncaster Group Ltd. From 1995-2001 he was Chief Executive of Laporte PLC and before that Chief Executive of Low & Bonar PLC.

9.  The Baroness Noakes DBE*+#
Non-executive Director (57)
Non-executive Director since 2001 and Chairman of the Audit Committee. Formerly a Partner at KPMG, she is a Non-executive Director of Imperial Chemical Industries PLC, the Senior Independent Director of Carpetright PLC and SThree PLC, and a Trustee of the Reuters Founders Share Company. She was formerly the Senior Non-executive Director of the Court of the Bank of England. She is a Fellow of the Institute of Chartered Accountants in England and Wales and was President of that institute in1999-2000. She is a Director of the English National Opera.

*	Remuneration Committee member
+	Audit Committee member
#	Nominations Committee member
Ø	Proposed for election/re-election at the AGM

Back to Contents

Report of the Directors

The Directors submit their report together with the consolidated financial statements of Hanson PLC and its subsidiary undertakings for the year ended December 31, 2006.

Business activities and review
Hanson is a focused heavy building materials company with operations in the UK, North America, Australia, Asia Pacific and Continental Europe.

A review of the group’s activities during the year, including financial performance, key performance indicators and a description of the principal risks and uncertainties facing the group are included in the Chairman’s statement, the Chief Executive’s overview, A decade of delivery and beyond, the Operating and Financial Review, the Corporate governance statement and the Remuneration report of the Annual Report as detailed on page 1. The Annual Report contains some forward looking information/statements which by their nature involve some uncertainty and should not be construed as a profit forecast.

Results and dividends
The profit for the year was £401.5m (£387.6m, £264.2m) .

An interim dividend of 6.45p per ordinary share was paid on September 15, 2006. The Directors recommend a final dividend of 15.35p per ordinary share which will, if approved at the AGM, be paid on May 4, 2007, to ordinary shareholders on the register at close of business (London time) on April 10, 2007.

Dividends of £147.5m were paid during the year.

Property, plant and equipment
Details of movements in Hanson’s property, plant and equipment are shown in note 13 of the Notes to the accounts.

Subsequent events
There have been no material post balance sheet events since December 31, 2006.

Research and development
The development and improvement of new and existing products is an essential continuing process in our companies. Expenditure that does not meet the capitalisation criteria of an intangible asset is expensed as occurred. Research costs are also expensed as incurred.

Share capital
Details of changes in share capital during the year and the number of ordinary shares reserved for issue at December 31, 2006 are shown in note 23 of the Notes to the accounts.

Details of shares purchased by the Company are shown in note 24 of the Notes to the accounts.

Substantial shareholdings
Details of substantial interests (3% or more) in Hanson’s share capital, as notified to Hanson, are shown in the Investor information section.

Annual General Meeting
The AGM will be held at 11.00am on April 24, 2007, at The Institution of Engineering and Technology, 2 Savoy Place, London WC2R 0BL.

Shareholders being sent this document will also be sent a separate notice of the AGM incorporating explanatory notes of the resolutions to be proposed at the meeting.

Directors
The names and biographical details of the Directors are given on page 57.

J C Nicholls resigned as a Director of the Company during the year under review.

M W Welton, J W Leng and G Dransfield will retire by rotation and, being eligible, offer themselves for re-election at the forthcoming AGM. P S Binning, having been appointed since the last AGM, will seek election to the Board.

Directors’ interests
Details of the Directors’ service contracts, emoluments and share interests at December 31, 2006, appear in the Remuneration report on pages 63 to 67.

Directors’ Indemnities
The Company’s Articles of Association were amended following the 2005 AGM to expand the circumstances in which a Director can be indemnified by the Company in accordance with Companies Act 1985. In addition to providing this indemnification and any other indemnification provided pursuant to the Articles of Association, charter or by-laws of Hanson’s subsidiaries, Hanson maintains directors’ and officers’ liability insurance for Directors and officers of Hanson and its subsidiaries.

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

Charitable and political donations
During the year, the group made worldwide charitable donations of £348,000 (£309,000, £321,000), including £84,000 (£93,000, £183,000) in the UK. As in the previous year, no political donations were made to EU political parties or organisations.

Policy on payment of suppliers
The holding company, Hanson PLC, has no trade creditors. The policy of Hanson companies is to agree payment terms with their suppliers and abide by those terms, subject to satisfactory performance by the supplier.

Auditors and disclosure of information to auditors
The Directors who held office at the date of approval of this Report of the Directors each confirm that, so far as they are aware, there is no relevant audit information (as defined in the Companies Act 1985) of which the Company’s auditors are unaware; and that they have each taken all the steps that ought to have been taken as a director of the Company to make himself/herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

This confirmation is given in accordance with the provisions of Section 234ZA of the Companies Act 1985.

Ernst & Young LLP are the independent auditors of Hanson and, having expressed their willingness to continue in office, a resolution proposing their re-appointment will be submitted at the AGM. The Auditors’ reports on the financial statements are on pages 68, 69 and 135.

By order of the Board
Paul Tunnacliffe
Company Secretary
February 22, 2007

Registered Office
1 Grosvenor Place
London SW1X 7JH

Registered in England and Wales (No 4626078)

Hanson 2006 www.hanson.biz

Back to Contents

Corporate governance

Corporate governance

The Board is accountable to shareholders for good business governance and is committed to high standards of corporate governance, recognising that Hanson’s good reputation is one of the Company’s most valuable assets.

To maintain and enhance this reputation Hanson has published its business principles which require its officers and employees to act in accordance with the laws and customs of each country in which we do business; be honest and act ethically; operate with integrity; observe and respect the culture and traditions of each country in which we operate; and not to offer, pay or accept bribes or favours in any form whatsoever.

Divisional codes of conduct and supporting policies are also in place.

A code of ethics for the purposes of the Sarbanes-Oxley Act of 2002 (US) (SOX), which applies to Hanson as a company listed on the NYSE, covering Hanson’s Chief Executive, Finance Director, Legal Director, Divisional Chief Executives and other identifiable persons in the group, including those performing senior accounting and controller functions, is in place. No amendments to, or waivers in respect of, the code were made during 2006. This code is available on request from the Company Secretary or on Hanson’s website at www.hanson.biz/corporategovernance.

The way in which Hanson applies the principles set out in the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the “Code”) is described within this Corporate governance section and in the Remuneration report. The Board considers that Hanson has been in full compliance with the Code throughout the year under review and also with the revised Code published in June 2006, applicable for reporting years beginning on or after November 1, 2006.

As well as being subject to UK legislation and practice Hanson, as a company listed on the NYSE, is subject to the listing requirements of the NYSE and the rules of the SEC. Compliance with the provisions of SOX, as it applies to foreign issuers, is continually monitored. Whilst the Directors believe that the group’s corporate governance policies are robust, changes have been and will continue to be made to ensure compliance with the rules that are in place at any point in time. Hanson follows UK corporate governance practice, which does not differ significantly from the NYSE corporate governance standards, except that the Nominations Committee is required to be comprised of a majority, rather than entirely, of independent directors.

The Board of Directors
The Board currently comprises the Chairman, the Chief Executive, two other Executive Directors and five Non-executive Directors and their biographies are on page 56.

There is a clear separation of the roles of the Chairman and Chief Executive. The division of responsibilities between the Chairman and the Chief Executive is set out in writing and has been agreed by the Board. As Chairman, M W Welton has responsibility for the running of the Board and for ensuring that all Directors are fully informed of matters relevant to their roles. As Chief Executive, A J Murray has responsibility for implementing the strategy agreed by the Board and for managing the group.

The commitments of the Chairman did not change during the year.

All of the Non-executive Directors are considered by the Board to be independent of management and free from any business or other relationships which affect their ability to exercise independent judgement. J W Leng is the Senior Independent Director.

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

The Chairman and the Company Secretary work closely together in planning the annual programme and agendas for meetings. During the year, there were seven Board and strategy meetings held, including one offsite in the UK and another in the US.

The attendance records of individual Directors are set out below:

Attendance

M W Welton	7/7

A J Murray	7/7

G Dransfield	7/7

J C Nicholls (resigned October 31, 2006)	6/6

W F Blount	7/7

C J Brady	7/7

W S H Laidlaw	5/7

J W Leng	7/7

The Baroness Noakes	7/7

There are clearly occasions when circumstances arise which prevent Directors from attending meetings. It is the usual practice in these circumstances for the Director concerned to review the Board papers with the Chairman and convey any views.

All Directors then in office attended the AGM in 2006.

The Board managed overall control of the Company’s affairs with reference to the schedule of matters reserved for its authorisation and approval, review and responsibility. This schedule was reviewed and updated during the year.

Of the matters reserved for authorisation and approval, during the year the Board considered and approved as appropriate the Company’s long-term strategy, the annual operating budget, the financial statements, dividend recommendations, treasury activities, major acquisitions and disposals, major capital projects and expenditure, and the appointment of a new Finance Director.

Matters for which the Board has responsibility include compliance with the group’s corporate responsibility policies, including environmental and health and safety for which group policies were endorsed during the year.

Matters which the Board reviewed included quarterly results and performance against budget, the group’s management resource planning and development, charitable donations, the Company’s corporate governance arrangements and the effectiveness of the group’s system of internal control, as set out below.

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

As part of the initial induction process for those Non-executive Directors newly appointed, documents describing the Company and its activities are provided. An element of the induction focuses on relevant corporate responsibility matters and management resource planning and development. The induction programme also includes site visits and, although there were no new Non-executive Directors appointed in 2006, site visits were arranged at various times during the year, including two arranged in conjunction with the holding of the overseas Board meeting.

All Directors are provided with the opportunity, and encouraged to go, for training to ensure they are kept up to date on relevant new legislation and best practice and changing commercial and other risks. Typical training experience for all Directors included attendance at seminars, forums, conferences and working groups, in addition to which W F Blount completed an externally certified Director’s College Programme in the USA.

In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary who is responsible for advising the Board, through the Chairman, on all governance matters.

Back to Contents

Corporate governance continued

During the year, an evaluation of the Board’s effectiveness, including the effectiveness of Committees of the Board, was undertaken by external consultants by way of a written questionnaire followed by individual meetings with all Directors. A report was prepared for the Board for its consideration. The results of the evaluation showed that the Board and its Committees were operating effectively but did identify some areas which would help the Board provide a higher performance. These covered such areas as the process for developing strategy; the dynamics of the Board; talent management; enhancing the involvement of the Board with the operations; and the workings of the Board. Identified improvements will be introduced in 2007.

The Board plans to conduct evaluations on an annual basis and may use alternative approaches in future years.

As part of the evaluation process, the Chairman considered the performance, including time commitments, of each individual Non-executive Director and concluded that the performance of each continues to be effective.

Also during the year and in the absence of the Chairman, the Non-executive Directors, led by J W Leng, conducted a review of and discussed the performance of the Chairman, taking into account the views of the Executive Directors. Feedback was given, including any actions which will be put into effect during 2007, to the Chairman, by J W Leng, and the conclusion reached was that the Chairman’s performance was effective. Similarly, during the year, the Chairman met separately with the Non-executive Directors to consider the performance of the Chief Executive in the discharge of his duties. It was concluded that the performance of the Chief Executive continues to be effective.

The Non-executive Directors fulfil a key role in corporate accountability. The remits and membership of the Remuneration, the Nominations and the Audit Committees of the Board are set out below. The Company Secretary acts as secretary to all of these Committees.

The terms of reference of the Committees are available on Hanson’s website at www.hanson.biz/corporategovernance.

Remuneration Committee
The Remuneration Committee consists of four independent Non-executive Directors; W S H Laidlaw (Chairman), W F Blount, The Baroness Noakes and C J Brady and, since January 2007, M W Welton. Its role is described in the Remuneration report.

In 2006, the annual fees for chairing the Committee and for acting as a member were £12,500 and £5,500, respectively. There has been no change to the fee arrangements for 2007 and no fee will be paid to M W Welton for acting as a member of the Committee.

Nominations Committee
The Nominations Committee consists of M W Welton as Chairman, A J Murray and the independent Non-executive Directors.

The Committee’s terms of reference, which were reviewed during the year, include the review of the structure, size and composition of the Board, with recommendations to the Board on any changes, and planning for the orderly succession of Executive and Non-executive Directors.

There were no fees payable for chairing or acting as a member of the Committee in 2006. There has been no change to the fee arrangements for 2007.

During the year, on behalf of the Board, the Committee undertook a search for the appointment of a new Finance Director, for which search a candidate profile was agreed. The Committee then appointed an external search consultancy and met with candidates prior to making a recommendation to the Board, which resulted in the appointment of P S Binning as Finance Director and as a member of the Board on January 2, 2007. For the appointment of Non-executive Directors, the Board considers the balance of skills and experience on the Board and then agrees a candidate profile for the search, for which an external search consultancy is appointed. The Committee meets with candidates prior to making a recommendation to the Board. No new Non-executive Directors were appointed during the year.

During the year the Committee met twice formally, and on a number of other occasions, principally in the search for a new Finance Director. W S H Laidlaw was unable to attend one of the formal meetings. The Committee also undertook a review of its own effectiveness, working with the same external consultants used for the Board evaluation, and reported back to the Board.

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

Audit Committee
The Audit Committee comprises three independent Non-executive Directors; The Baroness Noakes (Chairman), W S H Laidlaw and J W Leng.

In 2006, the annual fees for chairing the Audit Committee and for acting as a member of the Committee were £20,000 and £5,500, respectively. There has been no change to the fee arrangements for 2007.

Regular attendees at Committee meetings, at the invitation of the Committee, included the Chairman, the Finance Director, the Head of Internal Audit, the Group Financial Controller, the Group Chief Accountant and representatives from the external auditors. In 2006, the Chief Executive also attended one meeting prior to the appointment of a new Finance Director.

The Committee’s principal duties include:

–	monitoring the integrity of the Company’s financial statements
–	reviewing the effectiveness of systems for internal financial control, financial reporting and risk management
–	reviewing the internal audit programme and monitoring the effectiveness of the internal audit function
–	overseeing the processes for the appointment, re-appointment and removal of the auditors
–	approving the terms of engagement and the remuneration for audit services
–	setting the policy for the provision of non-audit services and pre-approval of all permitted non-audit services
–	monitoring the whistleblowing procedures
–	ensuring the objectivity and independence of the auditors is maintained.

During the year the Committee met four times, which all of the Committee members attended, other than on one occasion when J W Leng was unable to attend.

The Board considers that each of the members of the Committee has experience of corporate financial matters. The Baroness Noakes, who is a Chartered Accountant, is considered by the Board to have recent and relevant financial experience and is also identified as the Audit Committee financial expert for the purposes of SOX. On appointment to the Committee all members receive appropriate induction. There were, however, no new members appointed during the year.

The Committee discharged its responsibilities through a series of Committee meetings throughout the year at which detailed reports were presented for review. The Committee received reports either from the external auditors, the Head of Internal Audit or Company management. The Committee met privately with the external auditors and the Head of Internal Audit as appropriate. It has authority to seek any information it requires from any employee, authority to obtain external legal or other independent professional advice on any matter within its terms of reference and to secure the attendance of external advisors with relevant experience and expertise if it considers it necessary. There were no occasions during the year when it considered it was necessary to obtain external advice.

During the year, the Committee’s meetings considered, addressed or approved, as appropriate, the following principal matters:

–	the interim and full year financial results prior to consideration by the Board
–	the annual internal audit programme and its resourcing
–	the auditors’ interim and full year reports
–	the auditors’ report to management
–	the overseeing of the group’s SOX compliance work
–	the overseeing of the whistleblowing programme
–	the scope and cost of the external audit
–	any non-audit work carried out by the auditors; and
–	an evaluation of the effectiveness of the auditors, which included feedback from management on the quality of the audit and the working relationship between management and the auditors, and consideration of their reappointment.

The Committee also undertook a review of its terms of reference and its own work and effectiveness, working with the same external consultants used for the Board evaluation, and reported back to the Board.

The Committee received reports during the year on the groupwide whistleblowing programme, MySafeWorkplace, through which employees may in confidence raise concerns about possible wrongdoing in financial reporting or other matters. The Committee ensured proportionate and independent investigation of such matters with appropriate follow-up action undertaken.

Hanson 2006 www.hanson.biz

Back to Contents

Corporate governance

Additionally, to safeguard the objectivity and independence of the auditors and to ensure that the independence of the audit work undertaken by the auditors is not compromised, the Committee considered the auditors’ own assessment of independence and compliance with relevant professional and regulatory requirements. The views of management were also taken into consideration.

The Committee also has a policy for the provision of non-audit services by the auditors. The policy defines services which can be provided by the auditors and requires all non-audit services to be approved in advance by the Committee, which has delegated this task to the Head of Internal Audit. The approval process requires full disclosure of the objective and the scope of services to be performed in addition to the fee structure. During the year the Committee reviewed all approved services and level of expenditure. The auditors were permitted to perform non-audit service only where the scope of work was within the terms of the policy and there was a business benefit to the group in these services being performed by them rather then an alternative supplier. A breakdown of the non-audit fees can be found in note 32(o) of the Notes to the accounts.

The Committee considered that Ernst & Young LLP were effective in conducting the audit and work on SOX compliance during the year.

Risk Committee
A further Committee of the Board is the Risk Committee, which consists of the Chief Executive, the Finance Director, the Legal Director and other senior executives. It is responsible for monitoring and reviewing the group’s significant financial and non-financial risks in relation to treasury activities, tax, insurance, asbestos, legacy issues, pensions, internal audit, internal control, business risk and other matters as they arise from time to time. As one of its main duties, on behalf of the Board, the Committee identifies the principal risks and mitigating actions arising out of the internal control reviews, as outlined below.

Internal control
The Board recognises that it is responsible for the group’s system of internal control and for reviewing its effectiveness. The Code requires the Board to review the effectiveness of the system of internal control, including financial, operational, compliance and risk management, at least annually. In addition, Internal Control: Guidance for Directors on the Combined Code was published in September 1999 and revised in October 2005, to provide guidance to Directors in respect of this requirement.

The Board confirms that procedures, which accord with the guidance, have been in place for the year to December 31, 2006 and up to the date of approval of the Annual Report and Form 20-F by the Board. These procedures provide an ongoing process for identifying, evaluating and managing the principal risks faced by the group, thereby ensuring that the Board is made aware of these.

The Board is responsible for the system of internal control. It is regularly reviewed by the Risk Committee, acting on behalf of the Board, for effectiveness and adequacy and the Board confirms that necessary actions have been or are being taken to remedy any significant failings or weaknesses identified from those reviews. Such a system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives. In seeking to achieve these objectives, many of which are already features of the existing processes and procedures within the Company, the Board has specifically instituted the following processes, which have been in effect throughout the reporting period and up to the date of approval of the Annual Report and Form 20-F by the Board.

Policies
–	A planning framework which incorporates a four year plan approved by the Board, with objectives for each business unit.
–	A mechanism for reporting weaknesses in internal control systems and for monitoring corrective action.

Processes
–	Appointment of experienced and professional staff, both by recruitment and promotion, of the necessary calibre to fulfil their allotted responsibilities.
–	A comprehensive system of financial reporting to the Board, based on an annual budget with monthly reports against actual results, analysis of variances, scrutiny of key performance indicators and regular re-forecasting.
–	Formal business risk reviews performed by management which evaluate the potential financial and non-financial impacts of identified risks and possible new risk areas, set control, mitigation and monitoring procedures and review actual occurrences, identifying lessons to be learnt.
–	Regular treasury reports to the Board which analyse the funding requirements of each class of assets, track the generation and use of capital and the volume of liquidity, measure the group’s exposure to interest and exchange rate movements and record the level of compliance with the group’s funding objectives.

–	Well-defined procedures governing the appraisal and approval of investments, including detailed investment and divestment approval procedures incorporating appropriate levels of authority and regular post investment reviews.

Verification
–	An internal audit function, which undertakes periodic examination of business units and processes and recommends improvements in controls to management.
–	The external auditors, who are engaged to express an opinion on the financial statements.
–	An Audit Committee, which considers significant control matters and receives reports on internal controls from both the internal and external auditors on a regular basis.
–	A Risk Committee, which monitors and reviews significant financial and non-financial risk.

Evaluation of disclosure controls and procedures
The Company has a Disclosure Committee, which includes amongst its members, the Chief Executive, the Finance Director and the Legal Director. The Committee monitors and reviews the group’s disclosure controls and procedures to ensure these are satisfactory for the purpose. The review includes the evaluation of the effectiveness as at December 31, 2006 of these disclosure controls and procedures to permit the signing of the certifications required from the Chief Executive and the Finance Director in accordance with the requirements of section 302 of SOX. Based on this evaluation, the Chief Executive and the Finance Director concluded that the disclosure controls and procedures are effective in ensuring that information required to be disclosed in reports filed under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within specified time periods and that information required to be disclosed is accumulated and communicated to management, including them, to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting
In accordance with the requirements of section 404 of SOX, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

–	Hanson’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group.
–	Hanson’s management has used the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of our internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of our internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.
–	Management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2006, and has concluded that such internal control over financial reporting is effective.
–	Ernst & Young LLP, which has audited the consolidated financial statements of the group for the year ended December 31, 2006, has also audited management’s assessment of the effectiveness of internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). See the Auditors’ report on page 69.

Changes in internal control over financial reporting
During the period management has continued to improve its control environment and to enhance its information systems and processes. There have been no changes in the group’s internal controls or in other factors during the period that have materially affected, or are reasonably likely to materially affect, the group’s internal control over financial reporting.

Internal Audit
Each major operating division has internal audit capability and these are co-ordinated centrally by the Head of Internal Audit under the guidance of the Audit Committee. The Audit Committee regularly reviews internal audit reports and considers the overall effectiveness of the function. 2006 has seen an ongoing focus on financial statement risks identified through existing risk management procedures and through the assessment of internal control over financial reporting, required by SOX. During 2006, we have further embedded the SOX requirements in the organisation and broadened the scope of internal audit to carry out more extensive work on operational risks. This greater emphasis on operational risks will continue into 2007 and will again contribute to the development of the group’s risk management framework and its internal controls environment.

Back to Contents

Corporate governance continued

Shareholder communications
Hanson values its dialogue with both institutional and private investors and, based on publicly available information, constructive two-way communication with fund managers, institutional investors and analysts is promoted and encouraged.

Principally, the investor relations team maintain regular contact with the Company’s major shareholders. In addition, regular analyst presentations, copies of which are available to download from the investors section of the Hanson website at www.hanson.biz, are undertaken and roadshows by the Chief Executive and Finance Director follow the announcement of the interim and annual results. A quarterly report covering analyst coverage, shareholder analysis, feedback from investor meetings and press coverage is provided to the Board.

An independent survey of the Company’s major shareholders was also undertaken during 2006 with feedback, in the form of a presentation, given to the Board. In addition, a consultation exercise was undertaken with the Company’s major shareholders in relation to the introduction of a new Long Term Incentive Plan which was subsequently approved by shareholders at the 2006 AGM.

Although the Senior Independent Director and other Non-executive Directors are available to meet with major shareholders, no specific shareholder requests were made during the year.

The Hanson website also provides information on the Company and its businesses. It is not intended for the website address to be an active link or to otherwise incorporate the contents of the website into this document.

At the AGM (see page 58 for details), the Chief Executive will present a review of the results and current business activity. Shareholders are invited to ask questions on items of business put before the meeting and will have the opportunity to vote separately on each resolution. The Chairman will indicate the level of proxy votes lodged in respect of each resolution following each vote on a show of hands and details of those abstaining from voting will also be disclosed. As for the prior year, this information will also be posted on the Hanson website after the meeting. Following the meeting, the Directors will be available to meet with shareholders.

Going concern
The Directors confirm that, after making appropriate enquiries, they have a reasonable expectation that Hanson has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Directors’ responsibilities for the financial statements
Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the group and of the profit or loss of the group for that year. In preparing these financial statements, the Directors consider that they have: selected suitable accounting policies, and applied them consistently; made judgements and estimates that are reasonable and prudent; and followed applicable international accounting standards.

The Directors are responsible for ensuring that the group keeps proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are responsible for taking reasonable steps to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

A copy of the Annual Report and Form 20-F of the Company is placed on the Company’s website www.hanson.biz. The Directors are responsible for the maintenance and integrity of statutory and audited information on the Company’s website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By order of the Board
Paul Tunnacliffe
Company Secretary
February 22, 2007

Hanson 2006 www.hanson.biz

Back to Contents

Remuneration report

Remuneration report

Remuneration Committee membership and terms of reference
The Remuneration Committee (the “Committee”) consists of four Independent Non-executive Directors: W S H Laidlaw (Chairman), W F Blount, The Baroness Noakes DBE and C J Brady; and M W Welton, who was appointed in January 2007.

The role of the Committee is to consider and make recommendations on the framework of executive remuneration (the “policy”) for approval by the Board. In accordance with the policy, the Committee considers, recommends as appropriate and approves the conditions of service of the Chairman, the Executive Directors and the Company Secretary, including the duration of any service agreements, and the emoluments and other benefits payable under such agreements, including pension entitlements and participation in incentive arrangements. M W Welton is not involved in any decisions as to his own arrangements. The Committee also recommends and monitors the level and structure of remuneration for senior management and oversees the Company’s and Old Hanson’s long-term incentive plans and option schemes.

During the year under review, other than from its independent advisor, the Committee also sought the assistance of the Chairman, the Chief Executive, the Company Secretary and the Head of Corporate Human Resources on matters relating to remuneration.

There were four formal meetings held by the Committee during the year and all the then members attended each meeting, other than on one occasion when C J Brady was unable to attend. The Committee also dealt with other matters under its terms of reference by written correspondence. The Chairman, Chief Executive and the Company Secretary were present at all the meetings of the Committee but each was respectively excluded when his own performance and remuneration were being discussed.

The Committee also undertook a review of its terms of reference and its own work and effectiveness, working with the same external consultants used for the Board evaluation, and reported back to the Board.

Committee members receive fees as Non-executive Directors, including a fee for acting as a Committee member as outlined in the Corporate governance section on page 60, but do not receive any pension entitlements nor any short- or long-term performance related incentives. No member of the Committee has any personal financial interest, other than as a shareholder in the Company, in the matters to be decided or for the day-to-day management of the business.

The fees payable to Non-executive Directors are determined by the Board as a whole within the limits set by the articles of association and for the year ending December 31, 2006 the basic fee was £40,000. In 2007, it will remain the same. The Non-executive Directors do not participate in or vote on any discussion relating to their own remuneration.

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

Share incentives are considered to be an important part of the incentive policy for Executive Directors. A shareholding requirement has been introduced for the Executive Directors. For the Chief Executive this is to hold shares to the value of two times salary and for the other Executive Directors to the value of one times salary. For any new Chief Executive or Executive Director, the expectation would be that the shareholding requirement would be achieved within five years of the individual becoming a Director. The Chief Executive, A J Murray, and G Dransfield already satisfy these shareholding requirements.

Basic salary
In setting the basic salary for each Executive Director, the Committee reviews relevant market data and considers the Director’s experience, performance and responsibilities. Basic salaries are generally reviewed on an annual basis or following a significant change in responsibilities.

Increases in basic salary of 5.4% and 4.1% have been granted to A J Murray and G Dransfield, respectively, for the year commencing January 1, 2007. The salary of P S Binning, who was appointed Finance Director on January 2, 2007, is £420,000.

The Committee also determines the fee for the Chairman, which was £220,000 for 2006. In 2007, this will be £230,000.

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

For 2006, the target level of bonus for A J Murray was 62.5% of basic salary and for G Dransfield 37.5% of basic salary. No bonus entitlement arose for J C Nicholls who left the Company on October 31, 2006.

Improvement in the group’s overall economic value added for the year to December 31, 2006 determined the bonus bank addition for the Executive Directors. The strong operating and profit performance in 2006 led to improvement in the group’s economic value added and resulted in additions to the bonus bank of 69.4% of basic salary for A J Murray and 41.6% of basic salary for G Dransfield. The bonuses paid in respect of the year to December 31, 2006 to the Executive Directors were £509,262 for A J Murray and £161,986 for
G Dransfield.

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

At the 2006 AGM, shareholders approved a new LTIP. The principal change from the previous LTIP, which expired in 2006, was to replace that element of an award which was the subject of an economic value added measure, with earnings per share (“EPS”) and cash flow growth measures.

Under the new LTIP, 50% of the award is subject to a Total Shareholder Return (“TSR”) measure, 25% to an EPS measure and 25% to a cash flow growth measure. The Committee chose these performance measures as it believes they correlate closely with the Company’s strategy and with the creation of shareholder value.

The extent to which awards under the EPS and cash flow growth measures will vest will depend on the extent to which growth in these measures exceeds inflation over three year performance periods on the following bases:

Average annual EPS growth over the three year	% of award vesting applicable to the EPS
performance period	performance measure

Less than RPI + 3%	0%

RPI + 3%	25%

RPI + 9% or more	100%

Between RPI + 3% and RPI + 9%	Between 25% and 100%
on a straight line basis

Back to Contents

Remuneration report continued

Average annual cash flow growth over the three	% of award vesting applicable to the cash flow
year performance period	growth performance measure

Less than RPI + 5%	0%

RPI + 5%	25%

RPI + 10% or more	100%

Between RPI + 5% and RPI + 10%	Between 25% and 100%
on a straight line basis

For the TSR measure in 2006 (and similarly for the awards made in 2003, 2004 and 2005), the conditional awards made will vest only if Hanson achieves a TSR over the three year performance period, from the date of the award in May 2006, which is greater than the TSR achieved by at least 50% of the members of a comparator group of international building materials companies at the date of the award (the “comparator group”) over the same period. If so, 30% of the award will vest. All of the award will vest if the Company achieves a TSR over the performance period which is greater than that achieved by 80% of the comparator group. Between these two points the award will vest in the proportion of 2.33% of the award for each 1% improvement in the Company’s ranking.

For the conditional award made in 2006, the EPS and cash flow growth performance measures require an increase in the Company’s EPS – continuing operations before impairments and the Company’s net cash flow from operating activities (excluding additional pension contributions) over a fixed three year performance period starting on the first day of the financial year in which the awards are granted. For 2006, the EPS and cash flow growth measures against which performance will be measured are 50.5p per share and £483.3m respectively.

In 2006, a conditional award of shares was made to A J Murray of 187.5% of basic salary and to the other Executive Directors of 130% of basic salary.

In respect of the outstanding 2004 and 2005 awards, 50% of the award is subject to a TSR performance measure and 50% to the attainment of an economic value added target. The economic value added targets require improvements in economic value added over a period of three years based on the results for the financial year immediately preceding the award. For this performance measure, a linear vesting schedule applies in order that 25% of the award will vest at the minimum performance level with the maximum award vesting only on the achievement of substantial performance improvement. On attaining the minimum economic value added of £14.0m for the 2004 award and £14.5m for the 2005 award, 25% of the respective awards subject to the economic value added measure criteria will vest. 100% of the awards subject to this measure will vest on attainment of economic value added improvements of £37.2m and £38.8m for the 2004 and 2005 awards, respectively.

For the 2004 award, the TSR comparator group consists of 13 companies, including Hanson. These include 3 UK building materials companies in the FTSE 350 Index (Hanson, Travis Perkins and Wolseley), 4 European building materials companies in the Euro Top 300 Index (CRH, Holcim, Lafarge and Wienerberger), 4 North American businesses (Florida Rock, Martin Marietta, Texas Industries and Vulcan) and 2 Australian building materials companies (Boral and Rinker). The Committee removed Pilkington and Ultraframe following takeover of these companies.

For the 2005 award, the TSR comparator group consists of 15 companies, including Hanson. These include 3 UK building materials companies in the FTSE 350 Index (Hanson, Travis Perkins and Wolseley), 5 European building materials companies in the Euro Top 300 Index (Buzzi Unicem, CRH, Holcim, Lafarge and Wienerberger), 4 North American businesses (Florida Rock, Martin Marietta, Vulcan and Cemex) and 3 Australian building materials companies (Boral, Rinker and James Hardie). The Committee removed Pilkington following takeover of this company.

For the 2006 award, the TSR comparator group consists of 21 companies, including Hanson. These include 7 UK building materials companies in the FTSE 350 index (Hanson, Marshalls, Persimmon, Taylor Woodrow, Travis Perkins, Wimpey and Wolseley), 6 European building materials companies in the Euro Top 300 index (Buzzi Unicem, CRH, Holcim, Lafarge, Saint Gobain and Wienerberger), 5 North American businesses (Cemex, Centex, Florida Rock, Martin Marietta and Vulcan) and 3 Australian building materials companies (Boral, James Hardie and Rinker).

There is no retesting of performance under any of the performance measures.

The table below shows the conditional interests in shares of Executive Directors relating to awards made under the LTIP in 2003, 2004, 2005 and 2006. For the conditional award made in 2003 to Executive Directors, 47% of the award subject to a TSR performance measure criteria and 65% of the award subject to an economic value added performance measure criteria vested following the end of the three year performance period. This resulted in a total vesting of 56% of the maximum number of shares under the conditional awards.

For the conditional award made in 2004, it is anticipated that 30% of the award subject to a TSR performance measure, where Hanson’s TSR over the three year performance period more than doubled, and 100% of the award subject to an economic value added performance measure criteria will vest on March 1, 2007. This would result in a total vesting of 65% of the maximum number of shares under the conditional awards.

		Balance at	Awarded	Lapsed	Vested	Balance at
	Date of award	Jan 1, 2006	during year	during year	during year	Dec 31, 2006

A J Murray	March 1, 2003	278,926	–	122,728	156,198	–
	March 1, 2004	204,732	–	–	–	204,732
	March 1, 2005	181,994	–	–	–	181,994
	May 2, 2006	–	163,379	–	–	163,379

G Dransfield	March 1, 2003	103,306	–	45,455	57,851	–
	March 1, 2004	70,974	–	–	–	70,974
	March 1, 2005	63,192	–	–	–	63,192
	May 2, 2006	–	58,454	–	–	58,454

Notes
1)	The Directors elected to satisfy their liabilities to income tax and national insurance contributions, arising on the vesting of shares under the LTIP, out of the share award. A J Murray retained 92,156 shares and G Dransfield retained 34,132 shares.
2)	During the period January 1 to October 31, 2006 71,349 of the shares awarded under the 2003 Award vested to J C Nicholls on March 1, 2006. He also received a conditional award over 73,500 shares on May 2, 2006. Following his resignation, on October 31, 2006 his outstanding entitlements over 241,160 shares held under the LTIP lapsed.
3)	S N Vivian, a former Executive Director of the Company, left on June 30, 2003. He retained certain entitlements to the conditional shares awarded to him under the LTIP prior to the date of him leaving. Under the 2003 Award, which vested on March 1, 2006 as detailed above, 27,444 shares vested to S N Vivian.
4)	The relevant market prices at the time of the conditional awards in 2003, 2004, 2005 and 2006 were 290.4p, 439.6p, 514.3p and 751.7p, respectively.
5)	During the period January 1, 2007 to February 22, 2007 there was no change in the interests of Executive Directors in the LTIP.

Conditional awards under the LTIP will usually be made annually and the maximum annual level of award is 200% of basic salary. Awards vesting under the LTIP are not pensionable.

Share Option Plan
Executive Directors and a selected number of senior executives from the Company’s worldwide operations during the period 2001-2005 participated in the Share Option Plan. Under this Plan, participants were granted options over a number of shares during the period 2001-2005 but the proportion of those shares under option which may be exercised is subject to the achievement of performance targets over a three year performance period set by the Committee. To the extent an option or part of an option becomes capable of being exercised at the end of the three year performance period it will ordinarily remain exercisable at any time up to 10 years from the date of grant.

The economic value added and TSR performance targets for the conditional options granted to Executive Directors in the years ending December 31, 2002, 2003, 2004 and 2005 were the same as for the awards made in 2002, 2003, 2004 and 2005 to the Executive Directors under the LTIP, as detailed above, with no retesting. Consequently, for the grant made in 2004, it is anticipated that 65% of the number of shares under option will become exercisable following the end of the three-year performance period.

Hanson 2006 www.hanson.biz

Back to Contents

Remuneration report

The table below shows the numbers of shares under option of Executive Directors relating to conditional grants made under the Share Option Plan.

								Market price on
		Balance at	Lapsed	Vested	Exercised	Balance at	Exercise	date of		Gain on	Range of
	Date of grant	Jan 1, 2006	during year	during year	during year	Dec 31, 2006	price (p)	exercise (p)		exercise (£)	exercise dates

A J Murray	March 1, 2003	232,438	102,273	130,165	–	130,165	290.4	–		–	03/06-02/13
	March 1, 2004	170,610	–	–	–	170,610	439.6	–		–	03/07-02/14
	March 1, 2005	155,552	–	–	–	155,552	514.3	–		–	03/08-02/15

G Dransfield	May 15, 2001	24,000	–	–	24,000	–	473.3	795.50	p	77,328	05/04-05/11
	March 1, 2002	16,242	–	–	16,242	–	461.75	795.50	p	54,208	03/05-02/12
	March 1, 2003	103,306	45,455	57,851	57,851	–	290.4	795.50	p	292,205	03/06-02/13
	March 1, 2004	70,974	–	–	–	70,974	439.6	–		–	03/07-02/14
	March 1, 2005	63,192	–	–	–	63,192	514.3	–		–	03/08-02/15

Notes
1)	Following the end of the three year performance period a total of 56% of the shares under the conditional options granted on March 1, 2003 became capable of being exercised.
2)	On September 1, 2006, J C Nicholls exercised options over 24,000, 17,325 and 71,349 shares at exercise prices of 473.3p, 461.75p and 290.4p per share, respectively. Following his resignation, on October 31, 2006 the outstanding options over 167,660 shares held by J C Nicholls under the Share Option Plan lapsed.
3)	S N Vivian, a former Executive Director of the Company, left Hanson on June 30, 2003. The option grants made to him and outstanding at the date of leaving remained subject to the performance criteria as outlined above. Following the end of the three year performance period 56% of the shares under the conditional options granted on March 1, 2003 became capable of being exercised. In respect of this grant, S N Vivian became entitled to an option over 27,444 shares at an exercise price of 290.4p per share. He exercised his option on September 28, 2006 and has no outstanding option entitlements remaining.
4)	During the period January 1, 2007 to February 22, 2007 there were no changes in the interests of Executive Directors in options under the Share Option Plan.

No grants of options were made in 2006 and no further grants of options will be made under the Share Option Plan.

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

At December 31, 2006, there were approximately 3,250 participants in the Sharesave Scheme and the number of shares under options granted to Executive Directors under the Sharesave Scheme are shown in the table below:

				Market			Gain on
	Balance at	Granted	Exercised	price at date	Balance at	Exercise price	exercise during	Range of
	Jan 1, 2006	during year	during year	of exercise (p)	Dec 31, 2006	(p)	the year (£)	exercise dates

A J Murray	–	1,530	–	–	1,530	611	–	6/09-11/09

G Dransfield	3,099	–	–	–	3,099	318	–	12/07-05/08
	1,993	–	–	–	1,993	328	–	06/09-11/09

Notes
1)	Options granted under the Sharesave Scheme during the year were at an exercise price of 611p per share, being a 20% discount to the market price on March 16, 2006.
2)	The option over 2,398 shares held by J C Nicholls under the Sharesave Scheme lapsed on October 31, 2006 following his resignation.
3)	During the period January 1, 2007 to February 22, 2007 there were no changes in the interests of Executive Directors in options under the Sharesave Scheme.

Any gains made under the Sharesave Scheme are not pensionable.

The range of the market quotations for Hanson shares, as derived from the London Stock Exchange Daily Official List, during the period January 1 to December 31, 2006 was 616.5p to 784.5p. The market quotation on December 31, 2006 was 770.5p.

Gains on exercise
The total gains made by Directors on options exercised or exercised for cash under the Share Option Plan and the Sharesave Scheme were £779,559 (£253,908).

Performance review
The following graph shows the TSR performance of the Company and that of the FTSE 100 Index over the five-year period to December 31, 2006. The FTSE 100 Index was selected due to its broad range of constituents of a large capitalisation, of which Hanson is a constituent company.

Total shareholder return (2002-2006)

Back to Contents

Remuneration report continued

Service contracts
The Executive Directors are all employed on rolling service contracts which are terminable at any time by Hanson on giving 52 weeks’ notice or by the Director giving 26 weeks’ notice. Termination payments are limited to the Director’s normal compensation, including basic salary, annual incentives and benefits, for the unexpired portion of the notice period. Pension entitlement will also accrue for the unexpired portion of the notice period. In the event that Hanson terminates a service contract without notice, the unexpired portion of the notice period will count towards the calculation of entitlements under the Company’s LTIP and Share Option Plan; these awards would still remain subject to their respective performance conditions.

The Chairman and Non-executive Directors do not have service contracts with Hanson. Each is appointed at the will of the Company and the Chairman and Non-executive Director concerned under the terms of an appointment letter. The terms and conditions of employment of the Chairman and the Non-executive Directors are available on request from the Company Secretary.

External appointments
The Company acknowledges that its Executive Directors may be invited to become Non-executive Directors of other leading companies and that such Non-executive duties can broaden experience and knowledge to the benefit of Hanson. Executive Directors are limited to one such Non-executive position and the policy is that fees may be retained. J C Nicholls was a Non-executive Director of Man Group plc during the period January 1 to July 20, 2006, in respect of which he received fees of £41,532. No other such positions are held by any of the other Executive Directors.

Pensions
The Executive Directors are members of a defined benefit plan (the “pension plan”) which, in accordance with HM Revenue & Customs (“HMRC”) limits, provides them with a maximum pension of two-thirds of basic salary on retirement. The pension plan is contributory until such time as the Director has completed the maximum pensionable service allowed under the pension plan. For service accruing after July 1, 2004 member contributions are 7.5% of pensionable salary (which does not include bonuses). The Executive Directors have a normal retirement age of 60, with the right to receive early retirement pensions to be paid from age 55 in certain circumstances.

In preparation for the HMRC tax simplification changes for pensions, which became effective on April 6, 2006, the Committee reviewed the impact of the proposals on all employees, including the Executive Directors. The approach adopted, following recommendations from the independent advisor to the Committee, was for solutions which were essentially cost neutral to the Company with no compensation for changes in tax legislation. A contribution was made to the provision of independent financial advice for the affected individuals, including the Executive Directors.

Under the new tax regime, each member now has a Lifetime Allowance (“LTA”) initially set at £1.5m and a new tax, called the recovery charge, is levied at retirement if the value of their pension benefit from all sources exceeds this amount. However, for any member whose total benefit on April 6, 2006 exceeded the LTA, transitional arrangements allowed them to register the higher value so that they would not be subject to a large retrospective recovery charge.

To qualify for this enhanced protection the member was required to opt out of pension plan membership as regards future service accrual.

A J Murray and G Dransfield elected to opt out of pension plan membership as regards future service accrual as a result of registering for enhanced protection with HMRC. An unfunded unapproved retirement benefit scheme (“UURBS”) has been arranged in respect of A J Murray to provide an accumulation of benefit no greater than a total pension promise of two-thirds of final pensionable salary. An appropriate provision has been made in respect of the UURBS which at December 31, 2006 was £237,000. As G Dransfield had already completed the maximum pensionable service allowed under the pension plan, no further arrangements were put in place for him.

The following table gives details for each Executive Director in office during the year of:

–	the increase in the accrued pension attributable to service since December 31, 2005.

–	the increase in the accrued pension net of inflation attributable to service since December 31, 2005.

–	the annual accrued pension payable from normal retirement age, calculated as at December 31, 2006.

–	the transfer value of the increase of the accrued pension net of inflation and the Director’s contributions calculated in accordance with actuarial guidance note GN11.

–	the transfer value of the accrued pension at December 31, 2005, calculated in accordance with actuarial guidance note GN11.

–	the transfer value of the accrued pension at December 31, 2006, calculated in accordance with actuarial guidance note GN11.

–	the change in the transfer value over the year net of the Director’s contributions. It includes the effect of fluctuations in the transfer value due to factors beyond the control of Hanson and the Directors, such as market movements and improvements in longevity.

These amounts exclude any benefits attributable to additional voluntary contributions.

				Transfer value
	Gross	Increase in		of net increase
	increase in	accrued	Accrued	in accrued	Transfer	Transfer
	accrued	pension net of	pension at	pension earned	value as at	value as at	Change in
	pension	inflation	Dec 31, 2006	in year	Dec 31, 2005	Dec 31, 2006	transfer value

	£’000	£’000	£’000	£’000	£’000	£’000	£’000

A J Murray	10	(9)	379	(235)	8,105	9,030	913

G Dransfield	2	(9)	219	(213)	4,887	5,126	239

J C Nicholls (note 1)	10	8	43	126	681	887	186

Notes
1)	Prior to the HMRC tax simplification changes for pensions referred to above becoming effective on April 6, 2006, those Executive Directors and employees who joined the pension plan after May 1989 were subject to an earnings cap (£105,600 in 2005/2006) on HMRC approved pension plans. It was Hanson’s policy to provide executives with appropriate benefits outside of the pension plan in relation to that part of their salary which exceeded the cap. The contributions made during the year were subject to income tax as a benefit in kind and the Executive Director concerned (J C Nicholls, for whom a contribution of £77,785 was made on April 1, 2006) was liable to settle the tax liability himself.

Hanson 2006 www.hanson.biz

Back to Contents

Remuneration report

Directors’ remuneration
Remuneration of each Director, excluding pensions, during the year ending December 31, 2006:

						2006	2005

			Benefits	2006	2005	LTIP vested
			(see note 1			(see note 2
	Salary/fees	Annual bonus	below)	Total	Total	below)	LTIP vested

	£’000	£’000	£’000	£’000	£’000	£’000	£’000

M W Welton	220	–	–	220	164	–	–

A J Murray	655	509	36	1,200	1,183	1,087	249

G Dransfield	338	162	19	519	510	403	83

J C Nicholls (note 3)	354	–	48	402	763	497	88

W F Blount	46	–	–	46	42	–	–

C J Brady	46	–	–	46	16	–	–

W S H Laidlaw	58	–	–	58	49	–	–

J W Leng	58	–	–	58	49	–	–

The Baroness Noakes DBE	66	–	–	66	62	–	–

Total	1,841	671	103	2,615	2,838	1,987	420

Notes
1)	Benefits include the provision of a company car (or cash allowance), health insurance, life cover and cash in lieu of pension allowance (for J C Nicholls). For A J Murray, with extensive US business commitments and in accordance with the Company’s policy of tax equalisation for executives posted overseas, this also includes partial reimbursement of the tax paid by Mr Murray to the Internal Revenue Service of the United States as a consequence of his membership of the UK pension plan.
2)	The value of shares vesting under the LTIP in 2006 is based on the share price on the day of vesting, March 1, 2006, of 696p.
3)	J C Nicholls left the Company and the Board on October 31, 2006.
4)	There were no termination payments made during the year.

Other than as shown under the LTIP and Share Option Plan on pages 63 to 65, no remuneration or other benefit was paid to former Directors during the year to December 31, 2006.

Directors’ interests in ordinary shares
The interests of the Directors, who held office at December 31, 2006, in Hanson shares on January 1, 2006 and December 31, 2006 (excluding options granted under the Share Option Plan and the Sharesave Scheme, details of which are shown on pages 64 to 65) are as set out below.

			Conditional	Conditional
	Ordinary	Ordinary	interest	interest
	shares	shares	under LTIP	under LTIP
	Dec 31, 2006	Jan 1, 2006	Dec 31, 2006	Jan 1, 2006

M W Welton	5,000	5,000	–	–

A J Murray	362,912	270,756	550,105	665,652

G Dransfield	178,681	144,549	192,620	237,472

W F Blount	1,000	1,000	–	–

C J Brady	10,000	–	–	–

W S H Laidlaw	20,000	20,000	–	–

J W Leng	10,000	10,000	–	–

The Baroness Noakes DBE	7,600	7,600	–	–

There are no non-beneficial interests included in the table above.

The Company is not aware of any changes in these interests since December 31, 2006 and no Director had any other notifiable interest in the securities of Hanson or any subsidiary undertaking during the year. The Register of Directors’ Interests (which is open to inspection at the Company’s registered office) contains full details of Directors’ share and share option interests.

The cumulative shareholdings of the Directors represent less than 1% of the Company’s outstanding shares.

Auditable information
The information in the Remuneration report subject to audit is limited to that in the tables and related notes included in the sections on Directors’ remuneration, LTIP, Share Option Plan, Sharesave Scheme, Gains on exercise and Pensions.

By order of the Board
Paul Tunnacliffe
 Company Secretary
February 22, 2007

Back to Contents

Auditors’ reports

Independent auditors’ report to the shareholders of Hanson PLC
We have audited the group financial statements of Hanson PLC and subsidiaries for the year ended December 31, 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 31. These group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Hanson PLC for the year ended December 31, 2006 and on the information in the Directors’ Remuneration report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body for our audit work, for this report or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors’ responsibilities for preparing the group financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of Directors’ responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Report of the Directors report is consistent with the financial statements.

In addition we report to you if, in our opinion, we have received all the information and explanations we require for our audit, or if information specified by law regarding Director’s remuneration and other transactions is not disclosed.

We review whether the Corporate governance statement reflects the Company’s compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited group financial statements. The other information comprises only the Report of the Directors, the Chairman’s statement, the Chief Executive’s Overview, A decade of delivery and beyond, the Operating and Financial Review and the Corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

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

Opinion
In our opinion:

–	the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group’s affairs at December 31, 2006 and of its profit for the year then ended;
–	the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
–	the information given in the Directors’ report is consistent with the group financial statements.

Ernst & Young LLP
Registered auditor
London
February 22, 2007

Hanson 2006 www.hanson.biz

Back to Contents

Auditors’ reports

Report of independent registered public accounting firm
To the Board of Directors and shareholders of Hanson PLC
We have audited the accompanying consolidated balance sheets of Hanson PLC and subsidiaries as of December 31, 2006 and 2005, and the related consolidated income statements, consolidated cash flow statements and consolidated statements of recognised income and expense for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanson PLC and subsidiaries at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union which differ in certain respects from accounting principles generally accepted in the United States of America (see note 32 of the Notes to the accounts).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hanson PLC’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission, and our report dated February 22, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP
London
England February 22, 2007

Report of independent registered public accounting firm
To the Board of Directors and shareholders of Hanson PLC
We have audited management’s assessment, included in the accompanying Management’s annual report on internal control over financial reporting on page 61, that Hanson PLC maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the COSO criteria). Hanson PLC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Hanson PLC maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hanson PLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hanson PLC as of December 31, 2006 and 2005, and the related consolidated income statements, consolidated cash flow statements and consolidated statements of recognised income and expense for each of the three years in the period ended December 31, 2006, and our report dated February 22, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP
London
England February 22, 2007

Back to Contents

Consolidated income statement for the 12 months ended December 31, 2006

		2006		2005		2004

	Notes	£m		£m		£m

Continuing operations:
Group turnover*	2a	4,132.7		3,715.7		3,383.0

Costs and overheads	3	(3,603.7)		(3,267.4)		(2,982.8)

Group operating profit before impairments*	2b	529.0		448.3		400.2

Share of joint-ventures’ and associates’ profit after tax	2c	33.7		40.5		23.2

Operating profit before impairments	2b	562.7		488.8		423.4

Operating impairments	2b and 6	(4.1)		(4.0)		(29.3)

Operating profit	2b	558.6		484.8		394.1

Finance costs	7	(236.5)		(224.7)		(198.0)

Finance income	7	158.7		169.2		151.2

Net finance costs		(77.8)		(55.5)		(46.8)

Profit before tax		480.8		429.3		347.3

Tax on continuing operations before impairments	8	(81.8)		(28.8)		(33.4)

Tax on impairments	8	2.1		(5.6)		6.3

Tax on continuing operations		(79.7)		(34.4)		(27.1)

Profit after tax – continuing operations		401.1		394.9		320.2

Discontinued operations:
Current year profit/(loss) after tax of discontinued operations	9a	–		2.8		(16.4)

Profit on disposals in the current year, after tax	9b	0.3		2.3		10.4

Profit/(loss) on disposals in prior years, after tax	9c	0.1		(12.4)		(50.0)

Profit/(loss) after tax – discontinued operations		0.4		(7.3)		(56.0)

Profit for the year		401.5		387.6		264.2

Profit for the year attributable to:
Equity holders of the Company		400.4		387.3		264.3

Minority interests		1.1		0.3		(0.1)

		401.5		387.6		264.2

Dividends
Paid in the year (£m)	10	147.5		136.2		127.3

Paid in the year (pence per ordinary share)	10	20.60	p	18.65	p	17.30	p

Earnings per ordinary share (pence)
Basic	11	56.0	p	53.2	p	36.0	p

Basic – continuing operations	11	55.9	p	54.2	p	43.6	p

Diluted	11	55.3	p	52.6	p	35.6	p

Diluted – continuing operations	11	55.2	p	53.6	p	43.2	p

* The use of the word ‘Group’ reflects the fact that the results of joint-ventures and associates that are accounted for under the equity method are excluded

Hanson 2006 www.hanson.biz

Back to Contents

Consolidated balance sheet

Consolidated balance sheet at December 31, 2006

		2006	2005

	Notes	£m	£m

Assets
Non-current assets
Intangible assets	12	1,196.4	974.2

Property, plant and equipment	13	2,901.5	2,735.4

Investments	14	290.6	302.3

Receivables	17	174.8	182.2

Pension plan surpluses	28	18.3	26.9

Deferred tax assets	22	0.8	0.7

		4,582.4	4,221.7

Current assets
Inventories	15	450.0	382.4

Trade and other receivables	17	807.3	774.8

Tax receivables	22	10.6	6.3

Cash and cash equivalents	18	766.7	1,083.0

		2,034.6	2,246.5

Assets held for sale	16	3.0	8.5

Total assets		6,620.0	6,476.7

Liabilities
Non-current liabilities
Payables	19	(69.2)	(84.0)

Borrowings	20	(1,339.8)	(1,161.6)

Provisions	21	(384.8)	(448.0)

Pension and post-employment medical plan deficits	28	(109.2)	(151.0)

Tax payable	22	(96.4)	(101.4)

Deferred tax liabilities	22	(333.3)	(256.8)

		(2,332.7)	(2,202.8)

Current liabilities
Trade and other payables	19	(628.6)	(578.5)

Borrowings	20	(824.2)	(911.0)

Provisions	21	(94.9)	(104.3)

Tax payable	22	(10.8)	(7.8)

		(1,558.5)	(1,601.6)

Total liabilities		(3,891.2)	(3,804.4)

Net assets		2,728.8	2,672.3

Equity
Called-up share capital	23	73.7	73.7

Own shares	24	(138.4)	(73.3)

Cash flow hedge reserve	24	(0.5)	(3.0)

Cumulative translation reserve	24	(63.2)	44.7

Retained earnings	24	1,879.3	1,655.5

Other reserves	24	972.4	972.4

Attributable to equity holders of the Company		2,723.3	2,670.0

Minority interests	24	5.5	2.3

Total equity		2,728.8	2,672.3

Approved by the Board of Directors on February 22, 2007

Alan Murray Chief Executive
Pavi Binning Finance Director

Back to Contents

Consolidated cash flow statement for the 12 months ended December 31, 2006

		2006	2005	2004

	Notes	£m	£m	£m

Cash inflow from operating activities
Group operating profit before impairments – continuing operations		529.0	448.3	400.2

Group operating profit before impairments – discontinued operations	9a	–	1.0	4.0

		529.0	449.3	404.2

Amortisation of intangible assets	12	5.4	3.0	2.5

Depreciation and depletion	13	217.3	194.6	191.4

Provisions charged		20.8	9.5	6.9

Provisions utilisation		(63.1)	(43.8)	(26.1)

Movements in pensions and post-employment medical plan benefits		(30.6)	(20.0)	(16.3)

Profit on sale of property, plant and equipment and assets held for sale		(36.6)	(15.0)	(6.3)

Increase in inventories		(69.1)	(42.3)	(16.5)

Net change in receivables and payables		(18.4)	20.1	15.8

Dividends received from joint-ventures and associates		27.3	27.9	19.9

Other		2.8	8.9	3.5

Net cash inflow from operating activities before interest and tax		584.8	592.2	579.0

Interest received		44.8	57.3	66.0

Interest paid*		(120.5)	(124.2)	(119.2)

Taxation paid		(63.6)	(54.1)	(18.3)

		445.5	471.2	507.5

Cash flow from investing activities
Purchase of property, plant and equipment and other intangible assets		(288.6)	(191.8)	(198.6)

Sale of property, plant and equipment and assets held for sale		48.5	29.0	18.5

Receipt of government grants		3.0	–	–

Purchase of investments#		(3.3)	(1.4)	(16.2)

Disposal of investments†		8.1	36.3	18.4

Acquisition of operations	25	(558.0)	(342.9)	(88.4)

Disposal of operations		5.8	14.0	59.4

Cash and cash equivalents in operations acquired or disposed of		8.4	(1.2)	1.0

		(776.1)	(458.0)	(205.9)

Cash flow from financing activities
Dividends paid to shareholders	10	(147.5)	(136.2)	(127.3)

Dividends paid by subsidiaries to minority interests		(0.3)	–	–

Purchase of own shares held in treasury		(65.7)	(45.1)	(26.1)

Purchase of shares by ESOP trust	24	(14.2)	(6.0)	–

Decrease in borrowings (including finance lease payments of £0.7m (£0.7m, £1.0m))	20	(261.2)	(439.3)	(445.3)

Increase in borrowings	20	396.2	249.1	206.6

		(92.7)	(377.5)	(392.1)

Net cash outflow after financing		(423.3)	(364.3)	(90.5)

Exchange movements		(14.0)	37.4	(9.0)

Cash and cash equivalents at beginning of year	18	1,062.1	1,389.0	1,488.5

Cash and cash equivalents at end of year	18	624.8	1,062.1	1,389.0

*	Interest paid includes £nil (£2.6m, £nil) in respect of premium paid on the redemption of borrowings and £0.1m (£0.2m, £0.5m) in respect of the interest element of finance lease rental payments
#	Purchase of investments includes £2.9m (£1.4m, £16.9m) in respect of increases in loans to joint-ventures and associates
†	Disposal of investments includes £8.1m (£5.3m, £13.4m) in respect of decreases in loans to joint-ventures and associates

A reconciliation of net cash outflow after financing to net debt is included in note 20.

Hanson 2006 www.hanson.biz

Back to Contents

Consolidated statement of recognised income and expense

Consolidated statement of recognised income and expense for the 12 months ended December 31, 2006

		2006	2005	2004

	Notes	£m	£m	£m

Net gains on cash flow hedges		3.4	4.0	–

Exchange movements		(107.9)	57.0	(12.2)

Transfer of cumulative foreign exchange on disposals to the income statement		–	(0.1)	0.3

Net actuarial losses in respect of pensions and other post-employment medical benefits	28	(18.6)	(8.0)	(25.7)

Tax on items taken directly to equity	8d	(1.7)	11.8	4.9

Net (expense)/income recognised directly in equity		(124.8)	64.7	(32.7)

Profit for the year		401.5	387.6	264.2

Recognised income and expense		276.7	452.3	231.5

Restatement for the effects of adopting IAS 39	24	–	(11.6)	–

Total recognised income and expense		276.7	440.7	231.5

Attributable to:
Equity holders of the Company		275.8	440.1	231.8

Minority interests		0.9	0.6	(0.3)

		276.7	440.7	231.5

Back to Contents

Notes to the accounts for the 12 months ended December 31, 2006

1	Accounting policies

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

IFRS differs in certain respects from US generally accepted accounting principles, a reconciliation to which is included in note 32 of the Notes to the accounts. A summary of the group’s key accounting policies is set out below.

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

Turnover
Turnover is recognised by the group when the risks and rewards associated with the transaction have been transferred to the purchaser, which is demonstrated when all the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered or services have been rendered, there is no future performance required and amounts are collectable under normal payment terms. Turnover represents the net amounts charged or chargeable in respect of services rendered and products delivered, excluding inter company sales, value added tax and other sales taxes. Turnover is recognised net of any discounts given to the customer.

Freight and distribution costs
Freight and distribution costs incurred are included in the income statement as part of costs and overheads. Freight and distribution costs that are re-charged to customers are included in the income statement as part of turnover.

Research, development and exploration expenditure
Expenditure on development and improvement of new and existing products that do not meet the recognition criteria of an asset are expensed as incurred. Research costs are expensed as incurred. Where costs associated with the exploration for and evaluation of mineral reserves do not meet the recognition criteria of an asset, the expenditure is expensed as incurred.

Advertising costs
Expenditure on advertising is expensed in full in the period in which it is incurred.

Share-based payments
The cost of equity-settled transactions with employees, for awards granted after November 7, 2002, is measured at fair value on the date of grant and is recognised as an expense over the vesting period. Fair value is determined by an external valuer using an appropriate pricing model. In valuing equity- settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions).

For awards evaluated on non-market conditions or with no performance criteria, an expense is ultimately only recognised for awards which vest. Where an award is dependent upon a market condition, the cost of the award is recognised irrespective of whether the award vests unless the employee leaves during the vesting period. At each balance sheet date, the cumulative expense is calculated representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous balance sheet date is recognised in the income statement, with a corresponding entry in equity.

The cost of cash-settled transactions is measured at fair value using a binomial model. During the vesting period, a liability is recognised based on the portion of the vesting period expired at the balance sheet date. From the end of the vesting period until settlement, the liability represents the full fair value of the award as at the balance sheet date.

Intangible assets
Goodwill arising on acquisitions completed prior to January 1, 1998 was written off directly to reserves. From January 1, 1998 to December 31, 2003, all acquired goodwill was capitalised and amortised over a period not exceeding 20 years. On transition to IFRS, on January 1, 2004, the carrying value of goodwill relating to acquisitions was taken as its deemed cost at that date. Since that date under IFRS, goodwill is capitalised and is not amortised but is reviewed annually for impairment.

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

Business combinations
The results of businesses acquired are dealt with in the consolidated accounts from the date of acquisition. Upon the acquisition of a business, the fair values that reflect their condition at the date of acquisition are attributed to the identifiable assets (including separately identifiable intangible assets) acquired and liabilities and contingent liabilities assumed. Adjustments are also made to bring the accounting policies of businesses acquired into alignment with those of the group. Where the consideration paid for a business exceeds the fair value of net assets acquired and liabilities and contingent liabilities assumed, the difference is treated as goodwill.

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

Plant and equipment	2-30 years
Land, buildings and natural resources	up to 50 years

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

1	Accounting policies continued

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

The group determines whether an arrangement contains a lease by assessing whether the fulfilment of a transaction is dependent on the use of a specific asset and whether the transaction conveys the right to use that asset to Hanson in return for payment. Where this occurs, the arrangement is deemed to include a lease and is accounted for as such.

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

Under the equity method, the investment in the joint-venture or associate is carried in the balance sheet at cost plus post-acquisition changes in the group’s share of net assets of the joint-venture or associate. Goodwill relating to a joint-venture or associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the group determines whether it is necessary to recognise any additional impairment loss with respect to the group’s net investment in the joint-venture or associate. The income statement amount reflects the share of the results, after interest and tax, of operations of the joint-ventures and associates. Where there has been a change recognised directly in the equity of the joint-venture or associate, the group recognises its share of any change and discloses this in the reconciliation of changes in total equity, and where appropriate, in the consolidated statement of recognised income and expense.

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

Government grants
Grants received from governments for the acquisition of assets are recognised only when there is reasonable assurance that they will be received and any conditions attached to them have been fulfilled. The grant is held on the balance sheet within accrued income and released to the income statement over the periods necessary to match the related depreciation charges or other expenses of the asset as they are incurred.

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

–	Forward exchange contracts are used as balance sheet hedging instruments to hedge foreign currency net assets held overseas and to hedge highly probable future foreign currency cash flows.
–	Interest rate swaps are used to hedge the group’s exposure to movements in interest rates.
–	Commodity swaps are used to hedge against the group’s exposure to changes in energy prices.

Under IAS 39, derivative financial instruments are always measured at fair value, with hedge accounting employed in respect of those derivatives fulfilling the stringent requirements for hedge accounting as prescribed under the standard. In summary, these criteria relate to initial designation and documentation of the hedge relationship, prospective testing of the relationship to demonstrate the expectation that the hedge will be highly effective throughout its life, and subsequent retrospective testing of the hedge to verify effectiveness. The accounting treatment for the group’s hedge relationships are described by class below. Hedge effectiveness is reviewed regularly. If a hedge becomes ineffective, hedge accounting ceases to apply and subsequent changes in fair values of the derivative are recognised in the income statement.

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

Cash flow hedges
The group uses interest rate swaps to hedge its exposure to floating rate debt, foreign exchange contracts as cash flow hedges to manage its exposure to currency fluctuations on its future cash flows and commodity swaps to manage its exposure to fluctuations in energy prices. For effective cash flow hedges changes in the fair value of the hedge are recognised in equity, they are recycled through the income statement in the same period during which the hedged item impacts the income statement. For hedges that become ineffective the amount previously recognised in equity is recycled to the income statement. Where the underlying hedged item is no longer expected to occur, this recycling is effected immediately. If the underlying hedged item is still expected to occur then the recycling from equity happens when the forecast transaction occurs.

Net investment hedges
Currency borrowings and forward exchange contracts are used as balance sheet hedging instruments to hedge foreign currency net assets held overseas. Forward exchange contracts are initially valued at the forward element of the contract and any subsequent movement in its valuation is recognised directly in the income statement. The spot element forms the net investment hedge relationship, and any movement in its valuation, so long as the relationship is effective, is recognised in equity. If the hedge becomes ineffective, movements in the valuation of the spot element are recognised directly in the income statement. On disposal of a foreign currency investment, the cumulative gains and losses are recycled from equity to the extent that they related to hedges of the investment being disposed.

Provisions
General
Provisions for non-current obligations are discounted using a pre-tax rate that reflects current market assessments. The unwinding of the discount on provisions is included within finance costs along with the effect on the provision of changes in the discount rate.

Asset retirement obligations
A provision is recognised for the present value of estimated asset retirement costs in the period in which the obligation arises. The estimated future cost is reassessed over the life of the underlying tangible asset. An asset representing the future cost of dismantling facilities, where the group has a legal or constructive obligation, is recorded and depreciated over its useful life. Changes in the timing or amount of the estimated cost of the obligation are added or deducted to the cost of the related tangible asset. Other reclamation costs associated with the restoration of sites, following the extraction of aggregates and clay, are expensed as incurred.

Provisions are classified as current when they are expected to be settled within 12 months of the balance sheet date.

Pensions and other post-employment benefits
The group’s current and past service cost for defined benefit schemes is charged to operating profit. Interest on the defined benefit schemes’ obligations and the expected return on the schemes’ assets are recognised in net finance costs. Actuarial gains and losses are recognised directly in equity through the statement of recognised income and expense so that the group’s balance sheet reflects the fair value of the schemes’ surpluses or deficits as at the balance sheet date.

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2006

1	Accounting policies continued

Contributions to defined contribution schemes are charged to operating profit as they become payable. Multi-employer schemes are accounted for as defined contribution schemes, where the group is unable to obtain adequate information regarding its share of the schemes’ assets and liabilities to account for these as defined benefit schemes.

Taxation
The tax charge represents the sum of the current tax charge and the movement in deferred tax recognised in the income statement. The current tax charge is based on taxable profit for the period, and prior period adjustments. Taxable profit differs from net profit as reported in the consolidated income statement because items of income or expense can be taxable or deductible in other years and it further excludes items that are not taxable or deductible.

Except as noted below, deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the carrying value of assets and liabilities in the consolidated balance sheet and their tax bases. The amount of deferred tax reflects the expected recoverable or payable amount and is based on the expected manner of realisation or settlement of the asset or liability.

Deferred tax is not provided to the extent that the temporary differences arise from:

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

Deferred tax asset and liabilities are offset when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax assets and liabilities are measured, on an undiscounted basis, at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. The carrying amount of deferred tax assets are reviewed at each balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Own shares
Own equity instruments which are reacquired (treasury shares and ESOP shares) are deducted from equity at the acquisition cost including transaction costs. ESOP shares are used to satisfy the Company’s share based payment awards. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Foreign currencies
Cumulative average rates of exchange ruling during the year have been used to translate the income statements of overseas subsidiaries, joint-ventures and associates from their functional currency. Transactions which do not take place in an entity’s functional currency are converted at the spot rate.

Monetary assets and liabilities denominated in foreign currencies are retranslated from their functional currency at balance sheet exchange rates. The balance sheets of overseas subsidiaries, joint-ventures and associates are translated at rates ruling at the balance sheet date from their functional currency. Differences on translation arising from changes in the sterling value of overseas net assets, related foreign currency loans, foreign exchange contracts and currency swaps at the beginning of the financial accounting year, or at the date of any later capital currency conversions, together with the differences between income statements translated at average rates and at balance sheet rates, are shown as a movement on reserves and in the statement of recognised income and expense. Other exchange rate differences are dealt with in the income statement for the year.

Dividends
Dividends attributable to the equity holders of the Company declared during the year are recognised directly in equity. Interim dividends are recognised when paid.

New IFRS standards and interpretations adopted during 2006
In 2006, the following standards became effective and were adopted by the group:

–	IFRS 6 Exploration for and Evaluation of Mineral Assets
–	IFRS 6 Amendment relating to IFRS 6
–	IAS 21 Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation
–	IAS 39 Amendment to IAS 39 – Fair Value Option
–	IAS 39 Amendment to IAS 39 – Cash Flow Hedge Accounting
–	IAS 39 Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts
–	IFRIC 4 Determining whether an Arrangement contains a Lease
–	IFRIC 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
–	IFRIC 6 Liabilities arising from participating in a Specific Market – Waste Electrical and Electronic Equipment

The adoption of these standards has not had a significant impact on the results of the group in 2006.

New IFRS standards and interpretations not adopted

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after the date of these financial statements. The following standards and interpretations have yet to be adopted by the group, all of which are effective January 1, 2007 with the exception of IFRIC 12 Service Concession Agreements which is effective January 1, 2008 and IFRS 8 Operating Segments which is effective January 1, 2009:

–	IFRS 7 Financial Instruments: Disclosure
–	IFRS 8 Operating Segments
–	IAS 1 Amendment to IAS 1 – Presentation of Financial Statements: Capital Disclosures
–	IFRIC 7 Applying IAS 29 Financial Reporting in Hyperinflationary Economies for the First Time
–	IFRIC 8 Scope of IFRS 2
–	IFRIC 9 Reassessment of Embedded Derivatives
–	IFRIC 10 Interim Financial Reporting and Impairment
–	IFRIC 11 IFRS 2 – Group and Treasury Share Transactions
–	IFRIC 12 Service Concession Agreements

The group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption. Upon adoption of IFRS 7, the group will be required to disclose additional information about its financial instruments, their significance and the nature and extent of the risks to which they give rise, together with greater detail as to the fair value of its financial instruments and its risk exposure. There will be no effect on reported income or net assets. Apart from IFRS 7 and the IAS 1 Amendment, all the new standards and interpretations identified have yet to be adopted by the EU and the group assumes they will be adopted in their current form, in line with the published timetable.

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

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

Hanson’s business operations, as shown below, are managed using a combination of primary and secondary structures in eight distinct segments, including the corporate office and related costs that are described as Central.

The group’s primary segmental performance measure is ‘Operating profit before impairments’.

Segmental analysis for the 12 months ended December 31

a)	Group turnover

	2006	2005	2004

	£m	£m	£m

North America
Aggregates	1,131.3	980.6	897.3

Building Products	869.1	753.7	647.4

	2,000.4	1,734.3	1,544.7

UK
Aggregates	867.0	811.5	771.9

Building Products	382.8	368.2	300.7

	1,249.8	1,179.7	1,072.6

Australia and Asia Pacific
Australia	489.1	464.6	413.2

Asia Pacific	119.6	108.4	124.5

	608.7	573.0	537.7

Continental Europe	273.8	228.7	228.0

Continuing operations	4,132.7	3,715.7	3,383.0

Discontinued	–	24.0	81.3
	4,132.7	3,739.7	3,464.3

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2006

2	Segmental analysis continued

b)	Operating profit

	2006	2006	2006	2006	2006

		Share of
	Group	joint-ventures’
	operating	and	Operating
	profit before	associates’	profit before	Operating	Operating
	impairments	profit after tax	impairments	impairments	profit

	£m	£m	£m	£m	£m

North America
Aggregates	177.2	3.7	180.9	(4.1)	176.8

Building Products	141.5	0.3	141.8	–	141.8

	318.7	4.0	322.7	(4.1)	318.6

UK
Aggregates	113.6	9.6	123.2	–	123.2

Building Products	43.0	–	43.0	–	43.0

	156.6	9.6	166.2	–	166.2

Australia and Asia Pacific
Australia	62.1	15.5	77.6	–	77.6

Asia Pacific	6.3	4.6	10.9	–	10.9

	68.4	20.1	88.5	–	88.5

Continental Europe	21.8	–	21.8	–	21.8

Central	(36.5)	–	(36.5)	–	(36.5)

Continuing operations	529.0	33.7	562.7	(4.1)	558.6

Discontinued	–	–	–	–	–

	529.0	33.7	562.7	(4.1)	558.6

	2005	2005	2005	2005	2005

	Group	Share of
	operating	joint-ventures’	Operating
	profit before	and associates’	profit before	Operating	Operating
	impairments	profit after tax	impairments	impairments	profit

	£m	£m	£m	£m	£m

North America
Aggregates	138.1	0.3	138.4	(1.6)	136.8
Building Products	124.4	1.3	125.7	–	125.7

	262.5	1.6	264.1	(1.6)	262.5

UK
Aggregates	96.9	11.9	108.8	(0.6)	108.2

Building Products	37.8	–	37.8	–	37.8

	134.7	11.9	146.6	(0.6)	146.0

Australia and Asia Pacific
Australia	57.3	24.3	81.6	–	81.6

Asia Pacific	5.4	2.7	8.1	–	8.1

	62.7	27.0	89.7	–	89.7

Continental Europe	19.9	–	19.9	(1.8)	18.1

Central	(31.5)	–	(31.5)	–	(31.5)

Continuing operations	448.3	40.5	488.8	(4.0)	484.8

Discontinued	1.0	2.6	3.6	–	3.6

	449.3	43.1	492.4	(4.0)	488.4

	2004	2004	2004	2004	2004

	Group	Share of
	operating	joint-ventures’	Operating
	profit before	and associates’	profit before	Operating	Operating
	impairments	profit after tax	impairments	impairments	profit

	£m	£m	£m	£m	£m

North America
Aggregates	126.7	0.9	127.6	–	127.6

Building Products	111.2	–	111.2	–	111.2

	237.9	0.9	238.8	–	238.8

UK
Aggregates	62.2	12.3	74.5	(20.7)	53.8

Building Products	36.8	–	36.8	–	36.8

	99.0	12.3	111.3	(20.7)	90.6

Australia and Asia Pacific
Australia	56.0	10.5	66.5	–	66.5

Asia Pacific	6.1	(0.5)	5.6	(4.9)	0.7

	62.1	10.0	72.1	(4.9)	67.2

Continental Europe	23.9	–	23.9	(3.7)	20.2

Central	(22.7)	–	(22.7)	–	(22.7)

Continuing operations	400.2	23.2	423.4	(29.3)	394.1

Discontinued	4.0	3.2	7.2	(21.9)	(14.7)

	404.2	26.4	430.6	(51.2)	379.4

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

2	Segmental analysis continued

Total revenue of £4,176.6m (£3,799.8m, £3,504.3m) includes group turnover from continuing operations of £4,132.7m (£3,715.7m, £3,383.0m), group turnover from discontinued operations of £nil (£24.0m, £81.3m) and interest receivable and similar income of £43.9m (£60.1m, £40.0m) .

c)	Joint-ventures and associates

	2006	2006	2005	2005	2004	2004

		Operating		Operating		Operating
	Turnover	profit	Turnover	profit	Turnover	profit

	£m	£m	£m	£m	£m	£m

North America
Aggregates	26.9	4.4	2.4	0.6	1.6	1.1

Building Products	1.2	0.3	4.6	1.3	0.9	–

	28.1	4.7	7.0	1.9	2.5	1.1

UK
Aggregates	107.8	14.2	111.6	16.9	106.6	17.5

Building Products	–	–	–	–	–	–

	107.8	14.2	111.6	16.9	106.6	17.5

Australia and Asia Pacific
Australia	191.9	22.9	179.8	24.1	166.5	17.6

Asia Pacific	33.8	5.7	16.0	3.3	16.6	(0.5)

	225.7	28.6	195.8	27.4	183.1	17.1

Continental Europe	–	–	1.3	–	2.0	–

Continuing operations	361.6	47.5	315.7	46.2	294.2	35.7

Discontinued	–	–	29.2	2.6	51.8	3.2

	361.6	47.5	344.9	48.8	346.0	38.9

	2006	2005	2004

	£m	£m	£m

Continuing operating profit from joint-ventures and associates	47.5	46.2	35.7

Net finance costs	(4.6)	(3.5)	(3.2)

Tax	(9.2)	(2.2)	(9.3)

Continuing profit after tax from joint-ventures and associates	33.7	40.5	23.2

Included within the 2005 joint-ventures’ and associates’ tax charge of £2.2m is a benefit of £6.6m following a change in Australian tax laws.

d)	Analysis of property profits, depletion, depreciation, amortisation and capital expenditure

	2006	2006	2006	2006	2006	2006

				Amortisation		Additions to
				of other	Additions to	other
	Property			intangible	property, plant	intangible
	profits	Depletion	Depreciation	assets	and equipment	assets

	£m	£m	£m	£m	£m	£m

North America
Aggregates	3.0	16.3	70.1	1.6	90.7	0.3

Building Products	0.2	–	31.5	0.9	84.9	2.6

	3.2	16.3	101.6	2.5	175.6	2.9

UK
Aggregates	9.6	6.9	34.9	0.7	40.3	1.8

Building Products	9.8	1.5	13.9	1.7	18.5	–

	19.4	8.4	48.8	2.4	58.8	1.8

Australia and Asia Pacific
Australia	10.1	4.6	24.4	–	41.5	–

Asia Pacific	–	0.5	3.2	–	2.2	–

	10.1	5.1	27.6	–	43.7	–

Continental Europe	–	2.3	7.1	0.1	13.3	–

Central	–	–	0.1	0.4	–	1.3

Continuing operations	32.7	32.1	185.2	5.4	291.4	6.0

Discontinued	0.9	–	–	–	–	–

	33.6	32.1	185.2	5.4	291.4	6.0

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2006

2	Segmental analysis continued

	2005	2005	2005	2005	2005	2005

				Amortisation
				of other	Additions to	Additions to
	Property			intangible	property, plant	other intangible
	profits	Depletion	Depreciation	assets	and equipment	assets

	£m	£m	£m	£m	£m	£m

North America
Aggregates	2.4	18.4	59.5	1.5	69.4	4.1

Building Products	0.5	–	26.3	0.2	40.7	–

	2.9	18.4	85.8	1.7	110.1	4.1

UK
Aggregates	8.0	7.2	30.0	–	23.1	3.4

Building Products	3.0	1.6	11.6	1.2	16.8	–

	11.0	8.8	41.6	1.2	39.9	3.4

Australia and Asia Pacific
Australia	1.0	4.6	23.4	–	31.6	–

Asia Pacific	–	0.4	3.4	–	1.0	–

	1.0	5.0	26.8	–	32.6	–

Continental Europe	–	1.3	6.5	0.1	13.3	0.1

Central	–	–	0.1	–	0.2	0.8

Continuing operations	14.9	33.5	160.8	3.0	196.1	8.4

Discontinued	–	–	0.3	–	–	–

	14.9	33.5	161.1	3.0	196.1	8.4

	2004	2004	2004	2004	2004	2004

				Amortisation
				of other	Additions to	Additions to
	Property			intangible	property, plant	other intangible
	profits	Depletion	Depreciation	assets	and equipment	assets

	£m	£m	£m	£m	£m	£m

North America
Aggregates	14.3	19.5	57.0	2.1	74.6	1.9

Building Products	–	–	22.5	0.3	38.2	–

	14.3	19.5	79.5	2.4	112.8	1.9

UK
Aggregates	1.9	6.9	30.8	–	35.6	–

Building Products	3.2	1.6	8.1	–	16.1	–

	5.1	8.5	38.9	–	51.7	–

Australia and Asia Pacific
Australia	1.7	5.4	22.3	–	26.4	–

Asia Pacific	–	1.1	5.4	–	2.4	–

	1.7	6.5	27.7	–	28.8	–

Continental Europe	0.3	1.7	7.5	0.1	7.6	–

Central	–	–	–	–	0.2	–

Continuing operations	21.4	36.2	153.6	2.5	201.1	1.9

Discontinued	–	0.1	1.5	–	1.9	–

	21.4	36.3	155.1	2.5	203.0	1.9

e)	Analysis of assets and liabilities

	2006	2006	2006	2006	2006	2006	2006	2006

				Disposal
		Joint-ventures	Long-lived	groups held	Other assets	Total	Total	Net
	Goodwill	and associates	assets	for sale	held for sale	assets	liabilities	assets

	£m	£m	£m	£m	£m	£m	£m	£m

North America
Aggregates	250.7	24.6	1,420.0	–	0.2	1,719.8	(241.5)	1,478.3

Building Products	277.5	0.2	628.6	–	–	910.1	(139.0)	771.1

	528.2	24.8	2,048.6	–	0.2	2,629.9	(380.5)	2,249.4

UK
Aggregates	250.4	85.3	1,022.9	–	0.7	1,263.7	(187.4)	1,076.3

Building Products	150.9	–	503.0	–	0.7	657.1	(92.3)	564.8

	401.3	85.3	1,525.9	–	1.4	1,920.8	(279.7)	1,641.1

Australia and Asia Pacific
Australia	137.7	131.0	581.1	–	1.4	689.5	(80.9)	608.6

Asia Pacific	33.7	49.1	94.7	–	–	130.3	(23.8)	106.5

	171.4	180.1	675.8	–	1.4	819.8	(104.7)	715.1

Continental Europe	42.1	0.3	135.9	–	–	254.6	(90.5)	164.1

	1,143.0	290.5	4,386.2	–	3.0	5,625.1	(855.4)	4,769.7

Central	–	–	2.3	–	–	994.9	(3,035.8)	(2,040.9)

Continuing operations	1,143.0	290.5	4,388.5	–	3.0	6,620.0	(3,891.2)	2,728.8

Discontinued	–	–	–	–	–	–	–	–

	1,143.0	290.5	4,388.5	–	3.0	6,620.0	(3,891.2)	2,728.8

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

2	Segmental analysis continued

	2005	2005	2005	2005	2005	2005	2005	2005

				Disposal
		Joint-ventures	Long-lived	groups held	Other assets	Total	Total	Net
	Goodwill	and associates	assets	for sale	held for sale	assets	liabilities	assets

	£m	£m	£m	£m	£m	£m	£m	£m

North America
Aggregates	229.5	24.6	1,368.2	–	–	1,659.6	(275.5)	1,384.1

Building Products	272.6	0.9	577.3	–	–	830.9	(130.5)	700.4

	502.1	25.5	1,945.5	–	–	2,490.5	(406.0)	2,084.5

UK
Aggregates	93.4	85.6	786.5	–	1.8	1,011.1	(187.2)	823.9

Building Products	134.1	–	470.8	3.5	0.6	590.8	(86.7)	504.1

	227.5	85.6	1,257.3	3.5	2.4	1,601.9	(273.9)	1,328.0

Australia and Asia Pacific
Australia	146.0	137.1	602.8	–	2.3	701.4	(82.1)	619.3

Asia Pacific	34.3	53.6	102.5	–	–	140.7	(22.4)	118.3

	180.3	190.7	705.3	–	2.3	842.1	(104.5)	737.6

Continental Europe	22.8	0.3	102.1	–	–	197.7	(71.7)	126.0

	932.7	302.1	4,010.2	3.5	4.7	5,132.2	(856.1)	4,276.1

Central	–	–	1.7	–	0.3	1,341.0	(2,948.3)	(1,607.3)

Continuing operations	932.7	302.1	4,011.9	3.5	5.0	6,473.2	(3,804.4)	2,668.8

Discontinued	–	–	–	–	–	3.5	–	3.5

	932.7	302.1	4,011.9	3.5	5.0	6,476.7	(3,804.4)	2,672.3

Long-lived assets represent intangible assets, property, plant and equipment, and investments.

f)	Analysis of turnover, total assets and capital expenditure by secondary segments

	2006	2006	2006	2006

				Additions to
			Additions to	other
			property, plant	intangible
	Turnover	Total Assets	and equipment	assets

	£m	£m	£m	£m

Aggregates	2,834.1	4,021.3	186.7	2.1

Building products	1,298.6	1,603.8	104.7	2.6

Central	–	994.9	–	1.3

Continuing operations	4,132.7	6,620.0	291.4	6.0

	2005	2005	2005	2005

				Additions to
			Additions to	other
			property, plant	intangible
	Turnover	Total Assets	and equipment	assets

	£m	£m	£m	£m

Aggregates	2,545.2	3,670.2	135.4	7.6

Building products	1,170.5	1,462.0	60.5	–

Central	–	1,341.0	0.2	0.8

Continuing operations	3,715.7	6,473.2	196.1	8.4

	2004	2004	2004	2004

				Additions to
			Additions to	other
			property, plant	intangible
	Turnover	Total Assets	and equipment	assets

	£m	£m	£m	£m

Aggregates	2,403.4	3,414.4	145.5	1.9

Building products	979.6	1,009.0	55.4	–

Central	–	1,695.5	0.2	–

Continuing operations	3,383.0	6,118.9	201.1	1.9

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2006

3	Group operating profit before impairments

			2006	2005	2004

	Notes		£m	£m	£m

Costs and overheads of continuing operations include:
Cost of inventories recognised as an expense			1,090.5	1,035.4	898.6

Inventories written down			19.2	5.5	4.2

Reversal of inventory write downs			(8.9)	(6.2)	(6.1)

Receivables written down			6.6	6.7	14.6

Employment costs	4		814.6	692.3	645.5

Depreciation and depletion of owned assets			215.8	193.2	188.3

Depreciation of finance leased assets			1.5	1.1	1.5

Amortisation of other intangible assets	2	d	5.4	3.0	2.5

Research and development costs			2.0	1.1	1.8

Advertising costs			4.1	4.9	3.8

Leasing costs
Minimum lease payments			27.0	30.0	24.5

Contingent lease payments			2.1	0.2	2.2

			29.1	30.2	26.7

Less: sublease rental income			(2.9)	(4.2)	(3.5)

			26.2	26.0	23.2

Represented by:
Operating lease rentals – land and buildings			16.9	17.1	15.1

Operating lease rentals – plant and equipment			9.3	8.9	8.1

			26.2	26.0	23.2

Remuneration of auditors
Group audit			0.8	0.8	0.8

Other services:
Audit of accounts of subsidiary undertakings of the Company pursuant to legislation			1.9	2.0	1.9

Other services supplied pursuant to legislation			1.3	1.6	2.1

Other services relating to taxation			0.3	0.2	0.9

All other services			0.1	0.5	0.5

			3.6	4.3	5.4

Total payments to auditors			4.4	5.1	6.2

In addition to the fees disclosed in audit related fees, Ernst & Young LLP has provided audit services for various pension plans sponsored by Hanson. The total fees paid to Ernst & Young LLP by either Hanson or the relevant pension trustees were £0.1m (£0.1m, £0.1m) .

4	Directors and employees

	2006	2005	2004

	£m	£m	£m

Total employment costs

Wages and salaries	699.5	598.7	557.9

Termination benefits	10.4	1.1	2.2

Employers’ social security costs	51.1	46.6	44.0

Pension costs	52.9	47.0	48.5

Post-employment medical benefits	0.7	1.1	1.1

	814.6	694.5	653.7

Attributable to:
Continuing operations	814.6	692.3	645.5

Discontinued operations	–	2.2	8.2

	814.6	694.5	653.7

The group’s key management personnel as defined by IAS 24 “Related Party Disclosures” are the Board of Directors. Included within wages and salaries above is £0.9m (£1.0m, £0.6m) in relation to the share-based payment expense for Directors. Details of the rest of the Directors’ emoluments and remuneration for each Director which form part of these accounts are given in the auditable part of the Remuneration report.

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

4	Directors and employees continued

The table below analyses the distribution of the average number of employees by division and by geographic location to the nearest 100 employees excluding joint-ventures and associates.

	2006	2005	2004

Average number of persons employed during the year
North America
Aggregates	6,200	5,600	5,400

Building Products	7,300	6,800	6,300

	13,500	12,400	11,700

UK
Aggregates	3,200	3,200	3,700

Building Products	3,100	3,100	2,600

	6,300	6,300	6,300

Australia and Asia Pacific
Australia	2,900	2,800	2,600

Asia Pacific	1,300	1,400	1,700

	4,200	4,200	4,300

Continental Europe	1,200	1,200	1,300

Central	200	200	100

Discontinued	–	100	800

	25,400	24,400	24,500

By geographical location
North America	13,500	12,400	11,700

UK	6,500	6,500	6,400

Australia	2,900	2,800	2,600

Continental Europe	1,200	1,200	1,300

Asia	1,300	1,400	1,700

Discontinued	–	100	800

	25,400	24,400	24,500

The total number of employees at the year end was 25,900 (24,300, 23,800) excluding joint-ventures and associates.

5	Share-based payments

Included within wages and salaries in note 4 is an expense arising from share-based payment transactions of £11.7m (£7.6m, £4.9m) all of which relates to equity-settled share-based payments. Details of each of the employee share plans in place are given below and where applicable in the Remuneration report.

Long Term Incentive Plan
The group operates a Long Term Incentive Plan (LTIP) under which awards of shares are made, on a conditional basis, subject to performance measurements over a three year period. The vesting of 50% of each award is dependent on total shareholder return (TSR) achieved by Hanson, measured by reference to a comparator group of companies. As relative TSR is defined as a market condition, a Monte Carlo simulation model has been applied. Further details in relation to the TSR measurement are provided in the Remuneration report. The remaining 50% of each award is dependent on non-market conditions and has therefore been valued using a Black-Scholes model. For the 2006 award, 25% is dependent on cash flow growth performance and 25% is dependent on earnings per share growth performance, whereas previous awards are dependent on an economic value added measure as the non-market condition. Awards are equity settled and where the performance measurement targets are attained in part or in full, vested shares are distributed to LTIP participants as soon as practicable after the end of the performance period.

The expense recognised in the income statement in the year from the LTIP is £9.9m (£6.1m, £4.1m) . Conditional awards were made over 2,387,057 ordinary shares on May 2, 2006 which will vest, subject to the performance measurement targets being attained, on May 2, 2009. The weighted average fair value of each share award granted is £5.01 (£3.45, £3.01) . The fair value of total awards granted during the year is £12.0m (£10.8m, £10.9m) .

The following table illustrates the number of, and movements in, share awards during the year under the LTIP:

	2006	2005	2004

	Number	Number	Number
	outstanding	outstanding	outstanding

	‘000	‘000	‘000

At January 1	11,036.2	11,489.8	11,604.2

Awarded	2,387.1	3,139.4	3,620.2

Forfeited	(570.0)	(518.5)	(892.4)

Expired	(2,155.6)	(2,306.9)	(1,729.2)

Vested	(2,682.8)	(767.6)	(1,113.0)

At December 31	8,014.9	11,036.2	11,489.8

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2006

5	Share-based payments continued

Share Option Plan
The group also operates a discretionary Share Option Plan. No options were granted during 2006 and no further grants of options will be made under this plan, the last grant having been made in 2005. Under the plan participants were granted options over a number of shares subject to the achievement of performance targets over a three year performance period. 50% of the option grant is dependent on TSR performance measure and therefore valued using a Monte Carlo simulation model. The remaining 50% of the option grant is dependent on an economic value added measure which has been valued using a Black-Scholes model. Options which have vested will ordinarily remain exercisable at any time up to 10 years from the date of grant and are settled by the issuance of equity once exercised.

The expense recognised in the income statement in the year from the Share Option Plan is £0.6m (£0.6m, £0.4m) .

The following table illustrates the number and weighted average exercise prices of, and movements in, shares under option during the year under the plan.

	2006	2006	2005	2005	2004	2004

		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	outstanding	exercise price	outstanding	exercise price	outstanding	exercise price

	‘000	pence	‘000	pence	‘000	pence

At January 1	2,927.1	397.0	3,207.5	392.2	3,052.0	391.5

Granted	–	–	647.6	514.3	784.7	439.6

Forfeited	(167.6)	474.8	(744.4)	460.5	(629.2)	447.9

Expired	(545.9)	292.7	(50.0)	473.3	–	–

Exercised	(798.1)	352.4	(133.6)	467.6	–	–

At December 31	1,415.5	453.2	2,927.1	397.0	3,207.5	392.2

Exercisable at December 31	225.3	336.3	345.5	467.3	282.8	473.3

Range of exercise prices for the Share Option Plan (pence per share)

	Options outstanding			Options exercisable

		Weighted			Weighted
		average	Weighted		average	Weighted
	Number	remaining	average	Number	remaining	average
	outstanding	contract life	exercise price	exercisable	contract life	exercise price

	‘000	years	pence	‘000	years	pence

2006:
290.4p-461.8p	789.1	7.0	407.9	185.4	6.1	306.8

461.9p-514.3p	626.4	7.8	510.2	39.9	4.6	473.3

	1,415.5	7.3	453.2	225.3	5.8	336.3

2005:
290.4p-461.8p	1,934.0	7.5	345.2	180.7	–	461.8

461.9p-514.3p	993.1	8.0	497.9	164.8	5.8	473.3

	2,927.1	7.7	397.0	345.5	5.8	467.3

2004:
290.4p-461.8p	1,939.5	8.2	345.0	–	–	–

461.9p-514.3p	1,268.0	6.9	464.3	282.8	6.3	473.3

	3,207.5	7.7	392.2	282.8	6.3	473.3

Sharesave Scheme
The group also operates a UK HM Revenue & Customs approved savings related Sharesave Scheme available to all UK employees. Options are granted at a discount of up to 20% of the market price at the date of invitation to participate over three, five or seven year savings contracts and options are exercisable during the six month period following completion of the savings contract. Options are valued using a Black-Scholes model.

During 2006, options were granted over 837,502 shares which will ordinarily be exercisable at an exercise price of 611.0p per share during the period; June 1 to November 30, 2009 for the three year savings contract; June 1 to November 30, 2011 for the five year savings contract; and June 1 to November 30, 2013 for the seven year savings contract. The weighted average fair value of each share under option granted is £1.81 (£1.34, £1.43) . The expense recognised in the income statement in the year from the Sharesave Scheme is £1.2m (£0.9m, £0.4m) .

The following table illustrates the number and weighted average exercise prices of, and movements in, shares under option during the year in the Sharesave Scheme:

	2006	2006	2005	2005	2004	2004

		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	outstanding	exercise price	outstanding	exercise price	outstanding	exercise price

	‘000	pence	‘000	pence	‘000	pence

At January 1	3,853.7	354.7	4,461.2	332.5	3,716.3	330.1

Granted	837.5	611.0	1,454.3	395.0	1,857.7	328.0

Forfeited	(282.0)	405.2	(589.2)	334.9	(625.9)	361.8

Expired	(116.5)	363.9	(151.0)	424.7	(15.1)	234.0

Exercised	(226.0)	390.9	(1,321.6)	324.8	(471.8)	259.3

At December 31	4,066.7	401.7	3,853.7	354.7	4,461.2	332.5

Exercisable at December 31	13.0	428.0	40.1	319.3	253.7	427.6

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

5	Share-based payments continued

Range of exercise prices for the Sharesave Scheme (pence per share)

	Options outstanding			Options exercisable

		Weighted			Weighted
		average	Weighted		average	Weighted
	Number	remaining	average	Number	remaining	average
	outstanding	contract life	exercise price	exercisable	contract life	exercise price

	‘000	years	pence	‘000	years	pence

2006
318.0p-328.0p	2,051.3	2.0	324.6		–	–

328.1p-611.0p	2,015.4	3.4	480.2	13.0	0.4	428.0

	4,066.7	2.7	401.7	13.0	0.4	428.0

2005
318.0p-323.0p	840.0	2.6	318.6	40.1	0.4	319.3

323.1p-428.0p	3,013.7	3.4	364.8	–	–	–

	3,853.7	3.2	354.7	40.1	0.4	319.3

2004
237.0p-323.0p	1,769.3	2.6	312.2	–	–	–

323.1p-428.0p	2,691.9	2.9	345.8	253.7	0.4	427.6

	4,461.2	2.8	332.5	253.7	0.4	427.6

The following tables show the assumptions used to fair value the equity settled options granted in the LTIP, Share Option Plan and Sharesave Scheme. There were no options granted under the Share Option Plan during 2006.

	2006	2006	2006	2006

		Sharesave	Sharesave	Sharesave
	LTIP	3 year	5 year	7 year

Dividend yield (%)	3.3	3.3	3.3	3.3

Expected volatility (%)	20.0	19.6	23.0	25.5

Risk-free interest rate (%)	–	4.6	4.6	4.6

Expected life of option (years)	3.0	3.4	5.4	7.4

Share price at award/grant (pence)	740.0	737.0	737.0	737.0

Exercise price (pence)	–	611.0	611.0	611.0

	2005	2005	2005	2005	2005

	Share Option		Sharesave	Sharesave	Sharesave
	Plan	LTIP	3 year	5 year	7 year

Dividend yield (%)	4.3	4.3	4.3	4.3	4.3

Expected volatility (%)	30.7	24.9	24.0	26.9	29.1

Risk-free interest rate (%)	4.8	–	4.8	4.9	5.0

Expected life of option (years)	6.5	3.0	3.4	5.4	7.4

Share price at award/grant (pence)	518.0	518.0	498.0	498.0	498.0

Exercise price (pence)	514.0	–	395.0	395.0	395.0

	2004	2004	2004	2004	2004

	Share Option		Sharesave	Sharesave	Sharesave
	Plan	LTIP	3 year	5 year	7 year

Dividend yield (%)	3.5	3.5	3.5	3.5	3.5

Expected volatility (%)	33.9	31.4	29.6	32.0	33.0

Risk-free interest rate (%)	4.7	–	4.7	4.8	4.9

Expected life of option (years)	6.5	3.0	3.4	5.4	7.4

Share price at award/grant (pence)	447.0	447.0	432.0	432.0	432.0

Exercise price (pence)	440.0	–	328.0	328.0	328.0

The weighted average share price during the year is 697.4p (544.0p, 412.0p) .

The expected volatility for Hanson has been calculated using historical data over a term commensurate with the expected life of each award/option. The expected volatility figures used in the valuations were calculated based on the following principles:

–	Historic weekly volatility over periods of increasing length ending on the date of each grant/award were determined.

–	The volatility figures above were used to calculate a weighted average volatility for the term commensurate with the expected term of the award/option being valued.

Other Schemes
Hanson also has an HM Revenue & Customs approved Executive Share Option Scheme. No further grants of options will be made under this scheme. Hanson also had Executive Share Option Schemes A and B which are now closed. The options granted under the Share Option Schemes A and B were deemed to be cash-settled and consequently grants that had not been settled by January 1, 2005 have been accounted for under IFRS 2. Options were granted with an exercise price equal to market value and remained exercisable at any time up to 10 years from the date of grant. No performance conditions applied to the right to exercise the options granted under either scheme. At December 31, 2006 there are no options outstanding under the Executive Share Option Schemes A and B and as a result the carrying amount of the liability relating to the cash-settled options at December 31, 2006 is £nil (£nil, £0.4m) .

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2006

5	Share-based payments continued

The following tables illustrate the number and weighted average exercise prices of, and movements in, shares under option for these schemes.

	2006	2006	2005	2005	2004	2004

		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	outstanding	exercise price	outstanding	exercise price	outstanding	exercise price

	‘000	pence	‘000	pence	‘000	pence

Share Option Scheme:
At January 1	23.0	331.3	114.0	331.3	120.0	331.3

Exercised	(9.0)	331.3	(91.0)	331.3	(6.0)	331.3

At December 31	14.0	331.3	23.0	331.3	114.0	331.3

Exercisable at December 31	14.0	331.3	23.0	331.3	114.0	331.3

Executive Share Option Schemes A and B:
At January 1	–	–	321.8	356.4	1,678.1	419.7

Forfeited	–	–	–	–	(725.5)	465.7

Exercised	–	–	(321.8)	356.4	(630.8)	399.1

At December 31	–	–	–	–	321.8	356.4

Exercisable at December 31	–	–	–	–	321.8	356.4

6   Operating impairments

	2006	2006	2006	2005	2005	2005	2004	2004	2004

	Operating	Operating	Net	Operating	Operating	Net	Operating	Operating	Net
	impairments	impairments	operating	impairments	impairments	operating	impairments	impairments	operating
	charged	reversed	impairments	charged	reversed	impairments	charged	reversed	impairments

	£m	£m	£m	£m	£m	£m	£m	£m	£m

North America
Aggregates	(4.1)	–	(4.1)	(16.5)	14.9	(1.6)	–	–	–

Building Products	–	–	–	–	–	–	–	–	–

	(4.1)	–	(4.1)	(16.5)	14.9	(1.6)	–	–	–

UK
Aggregates	(0.2)	0.2	–	(5.3)	4.7	(0.6)	(21.2)	0.5	(20.7)

Building Products	–	–	–	–	–	–	–	–	–

	(0.2)	0.2	–	(5.3)	4.7	(0.6)	(21.2)	0.5	(20.7)

Australia and Asia Pacific
Australia	–	–	–	–	–	–	–	–	–

Asia Pacific	–	–	–	–	–	–	(4.9)	–	(4.9)

	–	–	–	–	–	–	(4.9)	–	(4.9)

Continental Europe	–	–	–	(1.8)	–	(1.8)	(3.7)	–	(3.7)

Total	(4.3)	0.2	(4.1)	(23.6)	19.6	(4.0)	(29.8)	0.5	(29.3)

Impairment (charged)/
reversed against:
Intangible assets – goodwill	–	–	–	(17.6)	–	(17.6)	(1.4)	–	(1.4)

Property, plant and equipment	(4.2)	0.2	(4.0)	(5.9)	19.2	13.3	(24.2)	–	(24.2)

Other assets	(0.1)	–	(0.1)	(0.1)	0.4	0.3	(4.2)	0.5	(3.7)

Operating impairments	(4.3)	0.2	(4.1)	(23.6)	19.6	(4.0)	(29.8)	0.5	(29.3)

Impairments during the year:
An impairment charge of £4.1m resulting from two individual operating site closures has been recognised in Aggregates North America. An impairment charge of £0.2m resulted from the closure of three individual operating sites within Aggregates UK. The impairments have arisen due to the closure, or intended closure, of the sites and are based on the recoverable amount of the assets. Impairment charges totalling £0.2m against individual operating sites within Aggregates UK have been reversed, as proceeds from the sale of the sites exceeded their carrying values, net of the provision. The main class of assets affected by each of the impairment charges and reversals is property, plant and equipment.

Impairments during 2005:
A net impairment charge of £4.0m was recognised in 2005.

An impairment charge of £16.5m was recognised against goodwill held in Aggregates North America Southwest region. The impairment, which reduced the goodwill’s carrying value to its value in use at discount rates provided below, resulted from a change in the economic circumstances of that operation.

An impairment provision of £14.9m recorded against property, plant and equipment in years prior to 2005, in Aggregates North America West region, was reversed in 2005. The original charge resulted from significant uncertainty over the assets’ ability to generate future profitability, due to the lack of an economic supply of raw materials. The supply was secured in 2005, removing this uncertainty and improving the projected cash flows generated by these assets.

An impairment charge of £5.3m was recognised in 2005 against goodwill and property, plant and equipment at various individual operating sites within Aggregates UK. These tangible assets are cash generating units for the purpose of measuring impairment, as they generate largely independent cash flows. The impairments arose due to the closure, or intended closure of the sites, on commercial grounds and were based on the recoverable amount of the assets. Impairment charges totalling £4.7m against individual operating sites within Aggregates UK were reversed, as anticipated proceeds from the sale of the site and business exceeded their carrying values, net of the provision.

Property, plant and equipment of £1.2m located in Spain and goodwill amounting to £0.6m in the Czech Republic were impaired in 2005, as these assets were not expected to generate a value in use equal to their carrying value. Both of these cash generating units comprise a part of Continental Europe.

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

6	Operating impairments continued

Impairments during 2004:
A net impairment charge of £29.3m was recognised in 2004.

An impairment charge of £21.2m was recognised in 2004 against property, plant and equipment and other assets at various individual operating sites within Aggregates UK. These tangible assets are cash generating units for the purpose of measuring impairment, as they generate largely independent cash flows. The impairments have arisen due to the closure, or intended closure of the sites, on commercial grounds and are based on the recoverable amount of the assets. Impairment charges totalling £0.5m against individual operating sites within Aggregates UK have been reversed, as anticipated proceeds from the sale of the site and business exceeded their carrying values, net of the provision.

Assets in Asia Pacific and Continental Europe of £4.9m and £3.7m were impaired in 2004, as these assets were not expected to generate a value in use equal to their carrying value. The main classes of assets affected by the impairment charges were property plant and equipment and goodwill.

Assumptions used for impairment testing:
The recoverable amount for each cash generating unit is based on a value in use calculation using cash flow projections based on four year forecasts approved by the Board of Directors excluding the impact of anticipated acquisitions, business improvement capital expenditure and restructuring. Forecast replacement capital expenditure requirements are included within the first four years, after which capital expenditure is assumed to represent 100% of depreciation.

Subsequent cash flows beyond the initial four year forecast for all cash generating units are inflated by rates of 1.5% to 4.0% (0.7% to 4.9%, nil% to 4.0%) including the US 4.0% (4.0%, 4.0%), UK 3.0% (3.0%, 2.5%) and Australia 2.75% (2.5%, 2.5%) . Cash flows have been discounted at rates between 7.0% and 9.5% (7.5% and 9.5%, 8.0% and 10.0%) including the US 7.8% (8%, 8.5%), UK 7.8% (8.5%, 8.5%) and Australia 9.0% (9.5%, 9.5%) . Post-tax discount rates have been applied to post-tax cash flows. The use of these rates results in recoverable values that are identical to the ones that would be obtained by using pre-tax rates and pre-tax cash flows, as required by IAS 36 “Impairment of assets”.

The calculation of value in use is most sensitive to the following key assumptions:

–	Sales volumes

–	Average selling prices

–	Operating costs

The sales volume assumptions are influenced by several factors including, end use market and demand drivers, our competitive position, quality of product and service, distribution and product selling price. Historical sales volumes are used as the base. These are either increased or decreased over the forecast period using assumptions derived from past experience or consistent with external sources of information. Average selling price assumptions are influenced by several factors including end use market and demand drivers, our competitive position, site tenure, quality of product and service, distribution and product selling price. Historical average selling prices are used as the base. These are either increased or decreased over the forecast period using assumptions derived from past experience. Operating cost assumptions are influenced by several factors including availability of product and service, supply and demand, scarcity of availability, and age and quality of plant and equipment. Historical operating costs are used as the base. These are either increased or decreased over the forecast period using assumptions derived from past experience.

Given the excess of value in use over the carrying amount for each cash generating unit, and the absence of any reasonably possible change in the key assumptions applied, the additional disclosures in IAS 36 “Impairment of assets” regarding the sensitivity of the value in use calculations are not warranted.

The principal risks and uncertainties of the business are disclosed in more detail on pages 52 to 54 of this document. Where business segments include closed sites or sites that are to be closed, the anticipated proceeds less costs to sell have been used. Goodwill is analysed by segment in note 2(e).

7    Finance costs and finance income

	2006	2005	2004

	£m	£m	£m

Finance costs:
Interest payable on bank loans and overdrafts	(22.8)	(23.3)	(15.2)

Interest payable on other loans	(108.5)	(95.7)	(77.0)

Total interest payable	(131.3)	(119.0)	(92.2)

Finance cost on pension plan liabilities and other post-employment medical benefits	(103.2)	(103.2)	(99.2)

Unwinding of discount (net)	(2.0)	(2.5)	(6.6)

Total finance costs	(236.5)	(224.7)	(198.0)

Finance income:

Interest receivable and similar income	43.9	60.1	40.0

Expected return on pension plan assets	114.5	108.7	111.2

Change in fair value of derivatives and related items	0.3	0.4	–

Total finance income	158.7	169.2	151.2

Net finance costs	(77.8)	(55.5)	(46.8)

Representing:
Net interest payable	(87.4)	(58.9)	(52.2)

Net pension credit and other post-em ployment medical benefits	11.3	5.5	12.0

Change in fair value of derivatives and related items	0.3	0.4	–

Unwinding of discount (net)	(2.0)	(2.5)	(6.6)

Net finance costs	(77.8)	(55.5)	(46.8)

Net finance costs of £77.8m (£55.5m, £46.8m) above exclude joint-ventures’ and associates’ net finance costs of £4.6m (£3.5m, £3.2m) as shown in note 2(c).

Total interest payable includes £0.1m (£0.2m, £0.5m) relating to finance leases.

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2006

8	Tax

a)    Analysis of total tax charge in consolidated income statement
The income tax (charge)/credit for the year is shown as follows in the financial statements.

	2006	2006	2006	2005	2005	2005	2004	2004	2004

	Before tax	Tax	After tax	Before tax	Tax	After tax	Before tax	Tax	After tax

	£m	£m	£m	£m	£m	£m	£m	£m	£m

Continuing operations:
Group operating profit before impairments	529.0			448.3			400.2

Net finance costs	(77.8)			(55.5)			(46.8)

Group operating profit before impairments, after net finance costs[1]	451.2	(81.8)	369.4	392.8	(28.8)	364.0	353.4	(33.4)	320.0

Share of joint-ventures’ and associates’ profit after finance costs	42.9	(9.2)	33.7	42.7	(2.2)	40.5	32.5	(9.3)	23.2

Profit from continuing operations before impairments	494.1	(91.0)	403.1	435.5	(31.0)	404.5	385.9	(42.7)	343.2

Operating impairments	(4.1)	2.1	(2.0)	(4.0)	(5.6)	(9.6)	(29.3)	6.3	(23.0)

Profit from continuing operations	490.0	(88.9)	401.1	431.5	(36.6)	394.9	356.6	(36.4)	320.2

Discontinued operations:
Profit/(loss) from discontinued operations	–	–	–	3.6	(0.8)	2.8	(14.7)	(1.7)	(16.4)

Profit from current year disposals	0.3	–	0.3	5.4	(3.1)	2.3	11.5	(1.1)	10.4

Profit/(loss) from prior year disposals	(0.5)	0.6	0.1	(25.8)	13.4	(12.4)	(89.1)	39.1	(50.0)

Profit for the year	489.8	(88.3)	401.5	414.7	(27.1)	387.6	264.3	(0.1)	264.2

							2006	2005	2004

							£m	£m	£m

Tax (charge)/credit for the year analysed as:
UK tax							(9.2)	47.7	7.2

Overseas tax							(79.1)	(74.8)	(7.3)

							(88.3)	(27.1)	(0.1)

[1] Included in the 2005 tax charge was a credit of £29.6m relating to net provision releases. Included in the 2004 tax charge was a one-off deferred tax benefit of £21.7m.

In addition to the income tax charged to the consolidated income statement, a tax charge of £1.7m (credits of £11.8m, £4.9m) has been charged directly to equity – See note 8(d).

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the account

8	Tax continued

b)	Analysis of tax charge on continuing operations before impairments

	2006	2005	2004

	£m	£m	£m

Current income tax
UK companies	0.5	34.8	5.3

Overseas companies	(76.7)	(59.4)	(38.8)

	(76.2)	(24.6)	(33.5)

Deferred income tax
UK companies	(5.1)	17.8	(3.3)

Overseas companies	(0.5)	(22.0)	3.4

	(5.6)	(4.2)	0.1

Tax on continuing operations before impairments	(81.8)	(28.8)	(33.4)

The components of income tax are as follows:

	2006	2005	2004

	£m	£m	£m

Current income tax
UK corporation tax (charge)/credit at 30.0%:
– Current year	(0.3)	–	(106.1)

– Double tax relief†	–	–	106.1

– Effect of current year events on prior period tax balances	(3.6)	29.6	–

– Receipt for consortium relief	4.4	5.2	5.3

	0.5	34.8	5.3

Overseas current tax (charge)/credit:
– Current year	(69.8)	(58.4)	(37.2)

– Effect of current year events on prior period tax balances	(3.1)	1.3	–

– Share of partnership tax	(3.8)	(2.3)	(1.6)

	(76.7)	(59.4)	(38.8)

Total current tax	(76.2)	(24.6)	(33.5)

Deferred income tax
UK deferred tax (charge)/credit:
– Origination and reversal of temporary differences	(13.8)	5.1	(3.3)

– Effect of current year events on prior period tax balances	8.7	12.7	–

	(5.1)	17.8	(3.3)

Overseas deferred tax (charge)/credit:
– Origination and reversal of temporary differences	(1.7)	(21.5)	(9.3)

– Effect of current year events on prior period tax balances	1.2	(0.5)	12.7

	(0.5)	(22.0)	3.4

Total deferred tax (charge)/credit	(5.6)	(4.2)	0.1

Tax on continuing operations before impairments	(81.8)	(28.8)	(33.4)

† Double tax relief relates to dividends paid to the UK by overseas subsidiaries

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2006

8	Tax continued

c)    Factors affecting tax charge for the period
The table below explains the differences between the expected tax charge on continuing operations before impairments, at the UK statutory tax rate of 30%, and the group’s actual tax charge on continuing operations before impairments.

	2006	2005	2004

	£m	£m	£m

Profit before tax on continuing operations before impairments	484.9	433.3	376.6

Tax at the UK statutory rate of 30%	(145.5)	(130.0)	(113.0)

Permanent differences	8.4	0.7	20.8

Effect of different statutory tax rates of overseas jurisdictions	21.7	29.2	16.1

Tax effect arising from joint-ventures’ and associates’ profit being reported on an after tax basis	10.1	12.2	7.0

Current year losses not recognised	–	(40.1)	(41.8)

Utilisation of tax losses brought forward not previously recognised	20.3	56.2	48.0

Effect of current year events on prior period tax balances	3.2	43.1	12.7

Other differences	–	(0.1)	16.8

Tax charge on continuing operations before impairments	(81.8)	(28.8)	(33.4)

Provisions for taxes in respect of current and prior period balances are based on information at the balance sheet date. These balances will change as new accounting estimates are developed during the period as a result of new events and additional information.

The tax charge will be unaffected by the payment of dividends by the Company to its shareholders.

The tables below explain the differences between the expected tax charges on impairments and discontinued operations, at the UK statutory tax rate of 30%, and the group’s actual tax charges on impairments and discontinued operations.

	2006	2005	2004

	£m	£m	£m

Loss before tax on impairments	(4.1)	(4.0)	(29.3)

Tax at the UK statutory rate of 30%	1.2	1.2	8.8

Permanent differences	0.6	(5.2)	(3.3)

Effect of different statutory tax rates of overseas jurisdictions	0.3	(1.6)	0.8

Other differences	–	–	–

Tax credit/(charge) on impairments	2.1	(5.6)	6.3

	2006	2005	2004

	£m	£m	£m

Loss before tax on discontinued operations	(0.2)	(16.8)	(92.3)

Tax at the UK statutory rate of 30%	0.1	5.0	27.7

Permanent differences	0.1	3.2	(1.6)

Effect of different statutory tax rates of overseas jurisdictions	0.1	1.3	7.8

Other differences	0.3	–	2.4

Tax credit on discontinued operations	0.6	9.5	36.3

d)	Analysis of tax (charged)/credited to equity

	2006	2005	2004

	£m	£m	£m

Current tax
Tax on share-based payments	2.2	–	–

	2.2	–	–
Deferred tax
Tax on net actuarial gains/losses	(6.4)	5.7	4.9

Tax on share-based payments	3.6	3.9	–

Tax on the net movement on revaluation of cash flow hedges	(1.1)	2.2	–

	(3.9)	11.8	4.9

Tax (charged)/credited to equity	(1.7)	11.8	4.9

e)    Factors that may affect future tax charges
Factors that may affect the group’s future tax charges include changes in tax legislation and tax rates, changes in profit mix, the resolution of open issues as well as corporate acquisitions and disposals.

9	Discontinued operations

During 2006, the operations of Seagoe, a drainage business based in Northern Ireland, were sold for £3.8m (net of disposal costs) on January 31. At December 31, 2005, this operation was classified as held for sale.

During 2005, Aggregates North America sold its 50% interest in the joint-venture Campbell Concrete and Materials, a ready-mixed concrete and aggregates business operating in Houston, Texas, on June 17 for £31.0m; and Continental Europe disposed of 19 ready-mixed concrete sites on May 13 for £14.0m, following restructuring of its Spanish operations.

During 2004, Building Products UK sold its drainage business on May 14; Aggregates UK sold the Portland Stone operations on December 22 and the Pinden operations on December 24; and Asia Pacific sold its Thailand operations on July 19.

Note 9(a) below analyses the profit after tax of £nil earned during the year by the operations discontinued in 2006. The profit of £2.8m in 2005 represents the net profit after tax incurred during 2005 by operations discontinued in 2006 and 2005. The loss of £16.4m in 2004 represents the net loss after tax incurred during 2004 by the operations discontinued in 2006, 2005 and 2004.

Note 9(b) below analyses the profit after tax of £0.3m resulting from the disposal of operations discontinued in 2005, but disposed of in 2006. The profit of £2.3m in 2005 and £10.4m in 2004 represents the profit on disposal after tax of discontinued operations disposed of during 2005 and 2004 respectively.

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

9	Discontinued operations continued

Note 9(c) below analyses the profit after tax of £0.1m that resulted from adjustments in the current year to the profit or loss on disposals (and other income and expenses) of operations that were discontinued in prior years. The loss after tax of £12.4m in 2005 and £50.0m in 2004 represents adjustments made in those years to the profit or loss on disposals (and other income and expenses) of operations that were discontinued prior to 2006.

Note 9(d) provides an analysis of the net cash inflow after financing of £nil generated from operations discontinued in 2006. The net cash inflow of £1.4m in 2005 represents the cash flows generated during 2005 by operations discontinued in 2006 and 2005. The net cash inflow of £5.3m in 2004 represents the cash flows generated during 2004 by operations discontinued in 2006, 2005 and 2004.

Note 9(e) provides an analysis of the net assets of discontinued operations that were disposed of or classified as held for sale in previous years. The comparatives provide the equivalent information for operations disposed of or held for sale in 2005 and 2004 respectively.

a)	Current year profit/(loss) after taxation of discontinued operations

	2006	2005	2004

	£m	£m	£m

Group turnover	–	24.0	81.3

Costs and overheads	–	(23.0)	(77.3)

Group operating profit before impairments	–	1.0	4.0

Share of joint-ventures’ and associates’ profit after tax	–	2.6	3.2

Operating profit before impairments	–	3.6	7.2

Operating impairments	–	–	(21.9)

Operating profit/(loss)	–	3.6	(14.7)

Finance costs	–	–	–

Profit/(loss) before tax	–	3.6	(14.7)

Tax	–	(0.8)	(1.7)

Profit/(loss) after tax	–	2.8	(16.4)

By primary segment
North America	–	1.5	(19.9)

UK	–	0.9	0.8

Australia and Asia Pacific	–	–	1.6

Continental Europe	–	0.4	1.1

Profit/(loss) after tax	–	2.8	(16.4)

b)	Profit on disposals in the current year, after tax

	2006	2005	2004

	£m	£m	£m

Loss on disposal of North America operations	–	(0.4)	–

Profit on disposal of UK operations	0.3	–	2.6

Profit on disposals of Australian operations	–	–	1.0

Profit on disposal of Asia Pacific operations	–	–	7.9

Profit on disposal of Continental Europe operations	–	5.8	–

Net profit on disposals before tax	0.3	5.4	11.5

Tax	–	(3.1)	(1.1)

Net profit on disposals after tax	0.3	2.3	10.4

c)	Profit/(loss) on disposals in prior years, after tax

	2006	2005	2004

	£m	£m	£m

Asbestos:
Unwinding of discount on provision, net of insurance	(7.1)	(0.6)	41.9

Additional provision, discounted and net of insurance	(14.0)	(21.8)	(121.6)

Additional insurance secured during the year, discounted	23.0	–	–

Net asbestos credit/(charge), before tax	1.9	(22.4)	(79.7)

Tax	(0.8)	8.7	31.1

Net asbestos credit/(charge), after tax	1.1	(13.7)	(48.6)

Ancillary litigation and bodily injury claims, before tax	(3.2)	(13.0)	(4.8)

Tax	1.2	5.1	1.9

Ancillary litigation and bodily injury claims, after tax	(2.0)	(7.9)	(2.9)

Other credits/(charges) relating to disposals in prior years, before tax	0.8	9.6	(4.6)

Tax	0.2	(0.4)	6.1

Net other credits relating to disposals in prior years, after tax	1.0	9.2	1.5

Net profit/(loss) on disposals in prior years, after tax	0.1	(12.4)	(50.0)

Further information relating to asbestos is set out in note 21. Cash costs of ancillary litigation and bodily injury claims against discontinued entities now exceed the provision established at the time of the demerger and charges of a similar nature are expected in the future.

d)	Cash flows of discontinued operations

	2006	2005	2004

	£m	£m	£m

Operating activities	–	1.4	6.0

Investing activities	–	–	(0.7)

	–	1.4	5.3

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2006

9	Discontinued operations continued

e)	Assets and liabilities of discontinued operations

	2006	2006	2005	2005	2004	2004

	Disposal		Disposal		Disposal
	groups held	Operations	groups held	Operations	groups held	Operations
	for sale	disposed of	for sale	disposed of	for sale	disposed of

	£m	£m	£m	£m	£m	£m

Goodwill	–	–	0.4	3.5	–	6.5

Property, plant and equipment	–	–	2.2	2.0	–	17.4

Joint-ventures and associates	–	–	–	29.7	–	–

Inventories	–	–	0.9	–	–	7.9

Disposal groups held for sale	–	3.5	–	–	–	–

Receivables	–	–	–	–	–	9.6

Cash and cash equivalents	–	–	–	–	–	1.7

Payables	–	–	–	–	–	(5.0)

Provisions	–	–	–	–	–	(0.3)

	–	3.5	3.5	35.2	–	37.8

Profit on disposals before tax (including £nil (£0.1m, £(0.3)m) in respect of transferring the cumulative foreign exchange on disposal)		0.3		5.4		4.3

Cash consideration (net of disposal costs)		3.8		40.6		42.1

10	Dividends

Equity dividends on ordinary shares paid during the year:

	2006	2005	2004

	£m	£m	£m

Final dividend for 2005: 14.15p (12.80p, 11.95p)	101.6	93.5	87.8

Interim dividend for 2006: 6.45p (5.85p, 5.35p)	45.9	42.7	39.5

Dividends paid during the year	147.5	136.2	127.3

Recommended final dividend for 2006: 15.35p (14.15p, 12.80p)	109.3	102.2	93.5

The final dividend of 15.35p recommended by the Board is payable on May 4, 2007, subject to shareholder approval, to those ordinary shareholders on the register at the close of business on April 10, 2007. The Investor information section of the Annual Report contains details of Hanson’s dividend policy and reinvestment programme.

11	Earnings per ordinary share

The basic earnings per ordinary share of 56.0p (53.2p, 36.0p) is calculated by taking the profit attributable to equity holders of the Company of £400.4m (£387.3m, £264.3m) and dividing by the weighted average of ordinary shares in issue during the year, after deducting shares held in employee trusts or as treasury shares, of 715,285,833 (728,300,283; 734,257,732). The basic earnings per ordinary share of continuing operations of 55.9p (54.2p, 43.6p) is calculated on earnings of £400.0m (£394.6m, £320.3m) and using the same number of shares referred to above. Earnings per ordinary share is also calculated below, before impairments, as the Directors consider this as a useful indication of underlying performance.

The diluted earnings per ordinary share of 55.3p (52.6p, 35.6p) is calculated by taking the profit attributable to equity holders of the Company as set out above and dividing by the basic number of shares adjusted for the notional vesting/exercise of outstanding long-term incentive awards and options, where these would be deemed to have a dilutive impact. The diluted number of shares at December 31, 2006 is 723,578,366 (735,664,121; 741,105,680). At December 31, 2006 there are 787,281 (nil, nil) shares under option which are deemed to be anti-dilutive.

The reconciliation from basic earnings per ordinary share to diluted earnings per ordinary share is given as follows:

	2006	2005	2004

	Number of shares	Number of shares	Number of shares

Weighted average ordinary shares in issue	736,968,849	736,968,849	736,968,849

Less: Weighted average own shares held	(21,683,016)	(8,668,566)	(2,711,117)

Basic number of shares	715,285,833	728,300,283	734,257,732

Share Option Plan	296,459	502,975	223,211

Sharesave Scheme	1,130,268	622,471	879,847

Long Term Incentive Plan	6,865,806	6,238,392	5,744,890

Diluted number of shares	723,578,366	735,664,121	741,105,680

	2006		2006		2006		2005		2005		2005		2004		2004		2004

	Continuing		Discontinued				Continuing		Discontinued				Continuing		Discontinued
	operations		operations		Total		operations		operations		Total		operations		operations		Total

	£m		£m		£m		£m		£m		£m		£m		£m		£m

Profit attributable to equity holders
of the Company
Profit	400.0		0.4		400.4		394.6		(7.3)		387.3		320.3		(56.0)		264.3

Adjustment for impairments, after tax	2.0		–		2.0		9.6		–		9.6		23.0		21.9		44.9

Profit before impairments	402.0		0.4		402.4		404.2		(7.3)		396.9		343.3		(34.1)		309.2

Earnings per share (in pence)
Basic	55.9	p	0.1	p	56.0	p	54.2	p	(1.0	)p	53.2	p	43.6	p	(7.6	)p	36.0	p

Adjustment for impairments, after tax	0.3	p	–		0.3	p	1.3	p	–		1.3	p	3.1	p	3.0	p	6.1	p

Basic before impairments	56.2	p	0.1	p	56.3	p	55.5	p	(1.0	)p	54.5	p	46.7	p	(4.6	)p	42.1	p

Diluted	55.2	p	0.1	p	55.3	p	53.6	p	(1.0	)p	52.6	p	43.2	p	(7.6	)p	35.6	p

Adjustment for impairments, after tax	0.3	p	–		0.3	p	1.3	p	–		1.3	p	3.1	p	3.0	p	6.1	p

Diluted before impairments	55.5	p	0.1	p	55.6	p	54.9	p	(1.0	)p	53.9	p	46.3	p	(4.6	)p	41.7	p

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

12	Intangible assets

		2006	2006	2006	2005	2005	2005

			Other			Other
			intangible			intangible
		Goodwill	assets	Total	Goodwill	assets	Total

	Notes	£m	£m	£m	£m	£m	£m

Cost
At January 1		952.7	48.1	1,000.8	713.1	16.1	729.2

Acquisitions	25	286.7	13.1	299.8	190.1	25.6	215.7

Additions		–	6.0	6.0	–	8.4	8.4

Disposals		–	(1.0)	(1.0)	(7.5)	–	(7.5)

Reclassifications to other asset categories		–	–	–	(2.2)	(3.8)	(6.0)

Reclassifications to assets held for sale		–	–	–	(0.4)	–	(0.4)

Exchange adjustments		(78.6)	(2.4)	(81.0)	59.6	1.8	61.4

At December 31		1,160.8	63.8	1,224.6	952.7	48.1	1,000.8

Amortisation and impairment
At January 1		20.0	6.6	26.6	1.4	3.2	4.6

Amortisation charge for the year	3	–	5.4	5.4	–	3.0	3.0

Provision for impairment		–	–	–	17.6	–	17.6

Disposals		–	(1.0)	(1.0)	–	–	–

Exchange adjustments		(2.2)	(0.6)	(2.8)	1.0	0.4	1.4

At December 31		17.8	10.4	28.2	20.0	6.6	26.6

Net book value at January 1		932.7	41.5	974.2	711.7	12.9	724.6

Net book value at December 31		1,143.0	53.4	1,196.4	932.7	41.5	974.2

Other intangible assets with a finite useful life are amortised on a straight line basis over a period of 1-28 years, and those that were acquired during the year have a weighted average amortisation period of 21 years (11 years).

Other intangible assets with an indefinite useful life include brand names with a carrying value of £10.7m (£10.7m) within Building Products UK. Market research, using qualitative and quantitative methods, provides evidence that the brands will generate net cash inflows for the group for an indefinite period.

13	Property, plant and equipment

		2006	2006	2006	2005	2005	2005

		Land, buildings			Land, buildings
		and natural	Plant and		and natural	Plant and
		resources	equipment	Total	resources	equipment	Total

	Notes	£m	£m	£m	£m	£m	£m

Cost
At January 1		2,061.2	2,260.9	4,322.1	1,837.6	1,967.0	3,804.6

Acquisitions	25	141.5	171.9	313.4	66.2	67.6	133.8

Additions at cost		29.9	261.5	291.4	14.1	182.0	196.1

Disposals		(10.8)	(43.1)	(53.9)	(11.6)	(43.9)	(55.5)

Reclassifications (to)/from assets held for sale		(4.0)	–	(4.0)	3.7	(3.1)	0.6

Reclassifications from/(to) other asset categories		0.2	3.3	3.5	6.7	(13.3)	(6.6)

Reallocations		29.4	(29.6)	(0.2)	16.8	(29.9)	(13.1)

Exchange adjustments		(161.9)	(173.7)	(335.6)	127.7	134.5	262.2

At December 31		2,085.5	2,451.2	4,536.7	2,061.2	2,260.9	4,322.1

Depreciation and depletion
At January 1		402.8	1,183.9	1,586.7	329.6	1,036.4	1,366.0

Charge for the year		48.8	168.5	217.3	47.2	147.4	194.6

Provision for impairments	6	3.3	0.9	4.2	4.7	1.2	5.9

Reversal of impairments	6	(0.2)	–	(0.2)	(3.8)	(15.4)	(19.2)

Disposals		(6.2)	(37.3)	(43.5)	(5.7)	(32.1)	(37.8)

Reclassifications to assets held for sale		(4.1)	–	(4.1)	(0.3)	(1.7)	(2.0)

Reclassifications from/(to) other asset categories		0.4	1.1	1.5	1.9	(11.2)	(9.3)

Reallocations		0.7	(0.9)	(0.2)	–	(13.1)	(13.1)

Exchange adjustments		(42.9)	(83.6)	(126.5)	29.2	72.4	101.6

At December 31		402.6	1,232.6	1,635.2	402.8	1,183.9	1,586.7

Net book value at January 1		1,658.4	1,077.0	2,735.4	1,508.0	930.6	2,438.6

Net book value at December 31		1,682.9	1,218.6	2,901.5	1,658.4	1,077.0	2,735.4

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2006

13	Property, plant and equipment continued

	2006	2005

Land, buildings and natural resources comprise the following:	£m	£m

Aggregates	1,018.9	1,043.6

Clay	131.6	133.0

Other land and buildings	532.4	481.8

At December 31	1,682.9	1,658.4

Capital expenditure contracted at the balance sheet date	142.2	123.1

	2006	2005

Finance leased assets included in plant and equipment:	£m	£m

Cost of finance leased assets included in plant and equipment	28.2	66.8

Cumulative depreciation of finance leased assets	(14.9)	(44.9)

Net book amounts at December 31	13.3	21.9

The net book value of plant and equipment includes £87.0m (£127.1m) in respect of assets in the course of construction.

14	Investments

	2006	2005

	£m	£m

Equity investments in joint-ventures	206.9	211.2

Loans to joint-ventures	38.2	47.0

Total investment in joint-ventures	245.1	258.2

Equity investments in associates	45.4	43.9

Total investments in joint-ventures and associates	290.5	302.1

Other investments	0.1	0.2

	290.6	302.3

Investments in joint-ventures at December 31, 2006 include goodwill at cost of £118.3m (£117.3m) .

The group’s share of assets, liabilities, income and expenses of joint-ventures and associates are as follows:

	Joint-ventures	Joint-ventures	Associates	Associates

	2006	2005	2006	2005

	£m	£m	£m	£m

Non-current assets	270.1	274.6	34.9	38.6

Current assets	73.8	82.7	27.4	18.5

Total assets	343.9	357.3	62.3	57.1

Non-current liabilities	(28.5)	(95.6)	(5.7)	(8.8)

Current liabilities	(108.5)	(50.5)	(11.2)	(4.4)

Total liabilities	(137.0)	(146.1)	(16.9)	(13.2)

Net assets	206.9	211.2	45.4	43.9

Total income	284.1	276.7	77.5	68.2

Total expense	(256.6)	(241.1)	(71.3)	(60.7)

	27.5	35.6	6.2	7.5

As at December 31, 2006 the share of joint-ventures’ and associates’ contingent liabilities totalled £3.4m (£7.6m) and capital commitments were £7.9m (£11.2m) .

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

14	Investments continued

Principal joint-ventures and associates, none of which are held directly by the Company, are set out below. Share capital and reserves, together with the full year pre-tax profit numbers represent full ownership and not Hanson’s percentage ownership.

		Share capital	Full year
	Principal activity	and reserves	pre-tax profit	% owned	Country	Year ended

		£m	£m

Principal joint-ventures at
December 31, 2006
United Marine Holdings Ltd	marine aggregates	30.4	10.1	50	UK	December

Cement Australia Holdings Ltd	cement production	184.1	53.0	25	Australia	December

Pioneer Road Services Pty Ltd	road surfacing	33.9	7.5	50	Australia	December

Metromix Pty Ltd	ready-mixed concrete and quarry operations	11.6	1.3	50	Australia	March

Piedras y Arenas Baja, S de R L de CV	quarry operations	2.7	(0.3)	50	Mexico	December

Alliance Construction Materials Ltd	ready-mixed concrete and quarry operations	14.3	11.4	50	Hong Kong	December

Principal associate at
December 31, 2006
Midland Quarry Products Limited	quarry operations	68.8	10.0	50	UK	December

A list of the significant subsidiaries, including the name, country of incorporation and proportion of ownership interest, is given in the Company’s separate financial statements on page 137.

15	Inventories

	2006	2005

	£m	£m

Raw materials	68.1	59.4

Work in progress	9.7	12.4

Consumables and other	52.2	43.7

Finished goods	320.0	266.9

	450.0	382.4

Inventories are stated net of provisions for slow moving and impaired items of £52.8m (£33.3m) .

16	Assets held for sale

	2006	2005

	£m	£m

Disposal groups held for sale	–	3.5

Other assets held for sale	3.0	5.0

	3.0	8.5

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

17	Receivables

		2006	2005

Trade and other current receivables	Notes	£m	£m

Trade receivables		653.7	629.0

Amounts due from joint-ventures		5.9	7.0

Amounts due from associates		0.7	0.7

Prepayments		36.6	31.3

Amounts recoverable from insurers – Koppers	21	27.8	39.3

Amounts recoverable from insurers – asbestos	21	1.6	7.1

Derivatives		8.8	6.2

Other receivables		72.2	54.2

		807.3	774.8

		2006	2005

Non-current receivables	Notes	£m	£m

Amounts recoverable from insurers – Koppers	21	77.1	101.5

Amounts recoverable from insurers – asbestos	21	32.6	–

Derivatives		14.3	33.9

Other receivables		50.8	46.8

		174.8	182.2

The Directors estimate that the carrying amount of trade and other receivables approximates their fair value.

Back to Contents

Notes to the accounts continued for the 12 months ended December 31, 2006

18	Cash and cash equivalents

	2006	2005

	£m	£m

Cash at bank	241.2	183.9

Short-term deposits	525.5	899.1

	766.7	1,083.0

Cash at bank includes £137.7m (£16.8m) in respect of cash held in notional cash pools under which the banks have the right of set-off against overdrafts (note 20) of the same amount. These amounts have been shown gross as the group does not intend to settle the balances on a net basis. Cash at bank earns interest at floating rates based on market rates. Short-term deposits are made for varying periods of up to three months and earn interest at the respective short-term deposit rates.

Cash and cash equivalents includes £48.1m (£53.6m) held by two group captive insurance companies, £32.7m (£36.0m) of which is effectively pledged to insurance companies in support of potential claims under the deductible element of group insurance policies. The excess is available to the group.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise the following at December 31:

		2006	2005	2004

	Notes	£m	£m	£m

Cash at bank		241.2	183.9	131.7

Short-term deposits		525.5	899.1	1,262.6

Bank overdrafts	20	(141.9)	(20.9)	(5.3)

		624.8	1,062.1	1,389.0

19	Payables

	2006	2005

Trade and other current payables	£m	£m

Trade payables	316.5	305.5

Amounts due to joint-ventures	19.6	21.1

Amounts due to associates	8.2	8.7

Other taxes	41.2	37.1

Accruals and deferred income	180.2	145.9

Derivatives	5.1	13.2

Other payables	57.8	47.0

	628.6	578.5

	2006	2005

Non-current payables	£m	£m

Derivatives	18.5	26.4

Other payables	50.7	57.6

	69.2	84.0

20	Borrowings

	2006	2005

Current borrowings	£m	£m

Overdrafts	141.9	20.9

Bank loans	166.1	85.6

Debenture loans	514.7	803.3

Other loans	0.5	0.6

Finance leases	1.0	0.6

	824.2	911.0

Current debenture loans include £157.1m (£194.4m) relating to borrowings under a US commercial paper programme and £334.9m (£593.0m) relating to borrowings under a European commercial paper programme. Current bank loans include A$400m drawn for a period of less than three months on two bilateral revolving credit facilities that mature in 2007.

	2006	2005

Non-current borrowings	£m	£m

Bank loans	198.2	285.6

Debenture loans	1,138.3	874.2

Other loans	0.9	1.6

Finance leases	2.4	0.2

	1,339.8	1,161.6

	2006	2005

The nominal value of non-current borrowings is repayable as follows:	£m	£m

2007	–	86.2

2008	200.9	200.2

2009	0.8	0.2

2010	383.9	437.1

2011	0.5	–

Thereafter	766.6	437.1

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

20	Borrowings continued

Non-current debenture loans comprise three bonds each with a nominal value of $750m, maturing in September 2010, March 2013, and August 2016 with fixed coupon rates of 7.875%, 5.25%, and 6.125% respectively. Non-current bank loans include an unsecured 4.57% fixed rate debt obligation with a nominal value of £199.8m repayable in 2008.

A reconciliation of net cash outflow after financing to net debt is set out below:

	2006	2005	2004

	£m	£m	£m

Net cash outflow after financing	(423.3)	(364.3)	(90.5)

Decrease in borrowings	261.2	439.3	445.3

Increase in borrowings	(396.2)	(249.1)	(206.6)

(Increase)/decrease in net debt resulting from cash flows	(558.3)	(174.1)	148.2

Non cash movements in debt:

Fair value adjustments	10.4	(8.8)	–

Effective interest adjustments	(9.6)	(12.3)	–

Borrowings in subsidiary undertakings (acquired)/disposed of	(8.3)	(1.9)	(1.6)

Other movements	(1.1)	(1.6)	(1.4)

Exchange movements	159.2	(95.7)	101.8

Movement in net debt in the year	(407.7)	(294.4)	247.0

Opening net debt	(989.6)	(695.2)	(942.2)

Closing net debt	(1,397.3)	(989.6)	(695.2)

Net debt comprises the following balance sheet items at December 31:

		2006	2005	2004

	Notes	£m	£m	£m

Cash and cash equivalents	18	766.7	1,083.0	1,394.3

Current borrowings	20	(824.2)	(911.0)	(1,031.2)

Non-current borrowings	20	(1,339.8)	(1,161.6)	(1,058.3)

Net debt		(1,397.3)	(989.6)	(695.2)

21	Provisions

				Legal,
				insurance,
		Koppers’	Reclamation	environmental
	Asbestos	liabilities	obligations	and other	Total

	£m	£m	£m	£m	£m

At January 1, 2005	209.0	162.2	122.8	47.8	541.8

Increase/(decrease) in provisions due to discounting	0.5	(5.4)	2.5	1.2	(1.2)

Provided in year	21.8	1.3	18.7	28.8	70.6

Released in year	–	–	(21.2)	(11.3)	(32.5)

Acquisitions	–	–	2.3	0.1	2.4

Reallocations and other	–	–	1.2	(1.2)	–

Utilised	(23.8)	(34.2)	(8.5)	(16.5)	(83.0)

Exchange movements	24.7	16.9	8.7	3.9	54.2

At December 31, 2005	232.2	140.8	126.5	52.8	552.3

Increase in provisions due to discounting	8.6	4.6	2.0	0.2	15.4

Provided in year	21.1	4.9	6.9	28.7	61.6

Released in year	–	–	(8.0)	(4.1)	(12.1)

Acquisitions	–	–	3.3	6.6	9.9

Reallocations and reclassifications from other liability categories	–	–	(11.0)	16.9	5.9

Utilised	(29.6)	(29.2)	(7.7)	(27.6)	(94.1)

Exchange movements	(28.6)	(16.2)	(8.8)	(5.6)	(59.2)

At December 31, 2006	203.7	104.9	103.2	67.9	479.7

	2006	2005

	£m	£m

Current provisions	94.9	104.3

Non-current provisions	384.8	448.0

	479.7	552.3

The increase in provisions due to discounting of £15.4m (decrease of £1.2m) is represented by an increase due to the unwinding of the discount of £24.2m (£10.5m) and a decrease due to the change in the discount rate of £8.8m (£11.7m) .

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

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2006

21	Provisions continued

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

Claimant numbers and costs during the year Information regarding the movement in asbestos claimants in the year and the cost of resolution in the year is provided below:

	2006	2005	2004

New claimants	6,350	10,350	18,700

Resolutions	(30,100)	(14,750)	(7,150)

Outstanding claimants	107,600	131,350	135,750

Average gross cost of resolution ($)	1,811	2,929	8,294

Gross cost of resolution ($m)	54.5	43.2	59.3

Less insurance recoveries ($m)	(3.4)	(11.5)	(46.5)

Net cost before tax ($m)	51.1	31.7	12.8

New claimants in 2006 were approximately 6,350 (10,350,18,700). At the end of 2006, outstanding claimants totalled approximately 107,600 (131,350, 135,750). Of the 30,100 (14,750, 7,150) claimants whose cases were resolved during 2006, over 90% were dismissed without payment. In the USA, claimants can file without illness or product identification. In the absence to date of federal reform, a number of states have introduced or are looking to introduce an unimpaired docket which will suspend claims until there is proven evidence of illness.

The gross cost of resolving asbestos claims in 2006 was $54.5m ($43.2m, $59.3m) including legal fees of $25.4m ($26.3m, $27.4m) . The net pre-tax cost of asbestos for the year after insurance was $51.1m ($31.7m, $12.8m), equivalent to a sterling cost of £16.9m after tax.

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

The Company’s approach to accounting for the asbestos claims against its US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable. The costs of resolving possible claims are disclosed as contingent liabilities (refer note 26). At present, based on detailed analysis and the assumptions noted below, the provision for those costs which are both probable and reliably estimable equates to approximately eight years of gross cost, assuming an annual level of approximately $60m. Whilst further claims are likely to be resolved beyond this eight year period, the associated costs of resolution are not able to be reliably estimated and hence no provision has been made to cover these possible liabilities.

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

Gross cost provision
The provision of $496.8m at January 1, 2006 was increased by $60.0m (the estimated gross cost for an additional year) and reduced by the gross cost incurred in 2006 of $54.5m, to give a closing provision at December 31, 2006 of $502.3m. This represents the estimated gross cost of asbestos for the next eight years, and is equivalent to $398.7m on a discounted basis, or £203.7m.

Movements in the provision for the year were as follows:

	January 1,					January 1,			New			December
	2005	Discount	Provided	Utilised	Exchange	2006	Discount	Provided	Insurance	Utilised	Exchange	31, 2006

Undiscounted $m

Gross cost provision	480.0	–	60.0	(43.2)	–	496.8	–	60.0	–	(54.5)	–	502.3

Insurance asset	(26.1)	–	–	11.5	–	(14.6)	–	(20.0)	(58.5)	3.4	–	(89.7)

Net cost	453.9	–	60.0	(31.7)	–	482.2	–	40.0	(58.5)	(51.1)	–	412.6

Deferred tax asset	(177.0)	–	(23.4)	12.4	–	(188.0)	–	(15.6)	22.8	19.9	–	(160.9)

Post-tax net cost	276.9	–	36.6	(19.3)	–	294.2	–	24.4	(35.7)	(31.2)	–	251.7

Discounted $m

Gross cost provision	401.2	0.9	39.7	(43.2)	–	398.6	15.8	38.8	–	(54.5)	–	398.7

Insurance asset	(24.0)	0.3	–	11.5	–	(12.2)	(2.9)	(13.0)	(42.3)	3.4	–	(67.0)

Net cost	377.2	1.2	39.7	(31.7)	–	386.4	12.9	25.8	(42.3)	(51.1)	–	331.7

Deferred tax asset	(147.1)	(0.5)	(15.5)	12.4	–	(150.7)	(5.0)	(10.1)	16.5	19.9	–	(129.4)

Post-tax net cost	230.1	0.7	24.2	(19.3)	–	235.7	7.9	15.7	(25.8)	(31.2)	–	202.3

Discounted £m

Gross cost provision	209.0	0.5	21.8	(23.8)	24.7	232.2	8.6	21.1	–	(29.6)	(28.6)	203.7

Insurance asset	(12.5)	0.1	–	6.4	(1.1)	(7.1)	(1.5)	(7.1)	(23.0)	1.9	2.6	(34.2)

Net cost	196.5	0.6	21.8	(17.4)	23.6	225.1	7.1	14.0	(23.0)	(27.7)	(26.0)	169.5

Deferred tax asset	(76.6)	(0.2)	(8.5)	6.8	(9.3)	(87.8)	(2.7)	(5.5)	9.0	10.8	10.1	(66.1)

Post-tax net cost	119.9	0.4	13.3	(10.6)	14.3	137.3	4.4	8.5	(14.0)	(16.9)	(15.9)	103.4

The rate used to discount the provision and insurance assets was 5.60% (5.30%, 4.25%) .

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts
21	Provisions continued

Insurance asset
The insurance asset of $14.6m at January 1, 2006 was reduced by insurance utilisation during the year of $3.4m, on an undiscounted basis.

Most of the US subsidiaries involved with asbestos claims have had agreements with their respective insurance carriers regarding the defence and settlement of asbestos claims, the terms of which varied for each such subsidiary. These insurance arrangements have resulted in the insurance companies having met substantially all of the amounts such subsidiaries have paid prior to 2006 in settlements and defence costs. In 2006, most of these costs were borne by the relevant subsidiaries. The amounts to be paid by the relevant subsidiaries in future years may vary, depending on litigation and negotiation with the relevant insurers.

On February 13, 2006, Hanson announced that one of its US subsidiaries, responsible for approximately 20% of the group’s present asbestos costs, had reached a settlement with its insurers. The settlement is effective from January 1, 2006 and resolves a number of issues relating to historic insurance policies which provided insurance cover for a range of claims, including those relating to asbestos. Under the settlement, the subsidiary will pay the first $35.0m of its future asbestos costs, which the subsidiary estimates will be paid over approximately four years from January 1, 2006. Thereafter the subsidiary’s asbestos costs will be paid in full by the insurance carriers up to agreed limits. These limits have not been disclosed as they are subject to a confidentiality agreement between the subsidiary and the insurance carriers. These limits, assuming they are not utilised for non-asbestos claims, are expected to provide asbestos insurance cover for this subsidiary well beyond 2020. The receivable recognised as a result of this settlement increased the insurance asset by $58.5m, or £23.0m on a discounted basis. The closing insurance asset at December 31, 2006 is $89.7m, equivalent to £34.2m on a discounted basis as shown in note 17.

Certain other US subsidiaries, not party to the recent settlement, continue to pursue litigation and negotiation to maximise the insurance cover available. Litigation proceedings are progressing in the state of California.

Deferred tax asset
The net cost of asbestos is deductible for US taxation at an estimated rate of 39%. At December 31, 2006, the deferred tax asset relating to the discounted asbestos provision, net of insurance, was £66.1m as shown in note 22.

Income statement
The net impact on the income statement, shown under discontinued items in note 9, was a profit of £1.1m after tax. This consists of a discounted charge after tax of £8.5m, as shown in the ‘Provided’ column of the above table, plus the net impact of the discount unwind and change in discount rate which was a charge of £4.4m after tax as shown in the ‘Discount’ column of the above table, less the new insurance of £14.0m.

Cash flow
The net cash flow impact, shown within net cash inflow from operating activities, was a net cash outflow of £16.9m shown in the ‘Utilised’ column of the above table.

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

Koppers’ liabilities
Koppers’ environmental obligations and related costs arise primarily from the US chemical and related operations formerly operated by Koppers Company Inc, a company acquired by Beazer PLC, which itself was acquired by the Company in 1991. Members of the Beazer group remain contractually and statutorily liable for certain environmental costs relating to these discontinued operations. During 1998 an agreement was signed under which, for a one-off premium and related transaction costs totalling $275.0m, insurance cover of $800.0m in perpetuity (after payment by members of the Beazer group of the first $100.0m of remediation costs arising since January 1, 1998) was provided by subsidiaries of two reinsurance companies, Centre Solutions and Swiss Re.

At the end of 2006, $467.9m of the $800.0m insurance cover had been utilised. The estimate of future probable cost, discounted at 5.9% (5.3%, 5.1%), is shown as a provision of £104.9m at December 31, 2006. These costs are the responsibility of the insurers and hence a receivable of £104.9m is recorded at December 31, 2006 as shown in note 17.

Based upon existing known circumstances, the Company considers that the remaining $332.1m of insurance cover is expected to meet the related future costs, recognising that the estimate of future probable costs could increase and new sites may arise to which the insurance cover does not apply. Factors which could cause such remediation costs to increase include (i) unknown adverse conditions arising at sites; (ii) third party claims in excess of estimates; (iii) changes to regulatory requirements; (iv) changes in remediation techniques; and (v) any other significant variations to assumptions made in support of these estimates.

Other provisions
Long-term provisions have been discounted at rates of up to 7.1% (6.25%) .

Reclamation obligations have been established to cover those situations where members of the group have either a legal or constructive obligation to carry out remedial works. Reclamation provisions are expected to be utilised over the life of the relevant site. Legal, insurance, environmental and other provisions relate to acquisitions, disposals and rationalisations both arising on acquisitions and provided for in current and prior years. Legal, insurance, environmental and other provisions are expected to be utilised on a reducing basis over the next five years, depending in each case on the nature of the underlying obligation.

Where appropriate, reclamation and environmental provisions have been established after taking into account the opinions of suitably qualified and experienced consultants and after estimating the costs in line with current practice and standards.

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2006

22	Tax payable/receivable and deferred tax

a)	Tax payable/receivable

Current and non-current tax payable/receivable represents expected taxes payable/receivable for tax filings in respect of current and prior years that exceed payments made and received. It also includes provisions for potential adjustments by tax authorities with respect to tax filings. Examination of tax filings by tax authorities may last several years beyond the year of filing.

At any given time, the group is undergoing tax audits in several tax jurisdictions and covering multiple years. The group has provisions for taxes that may become payable in future periods as a result of these tax audits. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts provided, such differences will impact the tax provisions in the period in which such determination is made. Interest on tax liabilities is accrued for in the tax charge and is included in the provisions. The tax provisions are analysed at each balance sheet date and adjustments are made as events occur to warrant adjustments to the provisions. The provisions at December 31, 2006 were £99.3m (£112.8m, £126.9m) . The decrease is due to revisions to the best reasonable estimate of the tax exposures, cash paid on certain audits and foreign exchange movements on non UK provisions.

b)	Deferred tax

Analysis of movements in the net deferred tax balance during the year:

	2006	2005

	£m	£m

At January 1	(256.1)	(238.1)

Charge to income statement	(12.9)	(3.8)

Acquisitions	(72.7)	(20.8)

(Charge)/credit to reserves	(3.9)	11.8

Other movements	–	1.7

Exchange movements	13.1	(6.9)

At December 31	(332.5)	(256.1)

The deferred tax assets/(liabilities) included in the balance sheet are as follows:

	2006	2005

	£m	£m

Property, plant and equipment	(549.1)	(531.7)

Other assets	(11.5)	0.2

Other liabilities	116.8	108.2

Asbestos	66.1	87.8

Pensions	37.1	64.2

Losses	8.1	15.2

	(332.5)	(256.1)

Represented in the balance sheet, after offset of balances within countries (as described in note 1), as follows:

	2006	2005

	£m	£m

Deferred tax assets	0.8	0.7

Deferred tax liabilities	(333.3)	(256.8)

Net deferred tax liabilities	(332.5)	(256.1)

The deferred tax (charged)/credited to the consolidated income statement is analysed by type of temporary difference as follows:

	2006	2005

	£m	£m

Property, plant and equipment	24.6	12.4

Other assets	(5.0)	(5.8)

Other liabilities	(0.1)	(5.2)

Asbestos	(11.6)	1.9

Pensions	(12.2)	(5.0)

Losses	(8.6)	(2.1)

	(12.9)	(3.8)

The deferred tax (charged)/credited to the consolidated income statement is analysed as follows:

	2006	2005

	£m	£m

From continuing operations	(5.6)	(4.2)

From impairments	2.1	(5.6)

From discontinued operations	(9.4)	6.0

Total charge to consolidated income statement	(12.9)	(3.8)

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

22	Tax payable/receivable and deferred tax continued

Deferred tax
i)	Losses

The group only recognises a deferred tax asset on losses where it expects to realise the benefit from those losses in the foreseeable future. The group has a significant amount of capital and non-trading losses. These can only be offset against certain types of income in particular legal entities, and no such income is currently envisaged.

	2006	2005

	£m	£m

Gross losses	999.8	656.7

Deferred tax at applicable tax rates	300.0	202.0

Less deferred tax recognised	(8.1)	(15.2)

Unrecognised deferred tax	291.9	186.8

The increase in losses relates to losses generated from restructurings in the current year, as well as agreement of prior year losses with tax authorities.

The losses have no expiry date.

ii)	Other temporary differences
At December 31, 2006 the group has other deductible temporary differences of £16.8m (£20.8m) for which deferred tax assets of £5.1m (£6.4m) have not been recognised because it is not probable that future taxable income will be available against which the group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

iii)	Unrecognised tax base
The group has deductible temporary differences for which no tax benefit has been recognised related to certain additional tax attributes of property, plant and equipment located in the UK and Australia. The amount of these deductible temporary differences at December 31, 2006 was £275.3m (£288.9m) . These additional tax attributes have not been recognised because it is not probable that suitable profits will be available. There is no expiry date for these differences.

iv)	Overseas subsidiaries
At December 31, 2006, the group has not provided deferred tax in relation to temporary differences on its overseas subsidiaries, joint-ventures or associates. Quantifying the temporary differences is not practical, however, based on current enacted law, and on the basis that the group can control the timing and realisation of these temporary differences, no material tax consequences are expected to arise.

23	Share capital

The share capital of the Company is shown below:

	2006	2005	2004	2006	2005	2004

	Number	Number	Number	£m	£m	£m

Authorised
Ordinary shares of £0.10 (£0.10, £0.10)	1,000,000,000	1,000,000,000	1,000,000,000	100	100	100

Allotted, called-up and fully paid
Ordinary shares of £0.10 (£0.10, £0.10)	736,968,849	736,968,849	736,968,849	73.7	73.7	73.7

Treasury shares
Ordinary shares of £0.10 (£0.10, £0.10)	24,645,000	14,685,000	6,350,000	2.5	1.5	0.6

During the period January 1, 2006 to December 31, 2006 no ordinary share capital was allotted.

At December 31, 2006, 5,482,171 (6,780,839) ordinary shares were reserved to satisfy rights in respect of various employee share option schemes. The nominal value of reserved shares totalled £0.5m (£0.7m) at the balance sheet date, as set out below:

i)	options were outstanding over 1,415,477 ordinary shares under the Share Option Plan. Of these 39,955 were exercisable at dates up to 2011 at a subscription price of 473.3p per share, 17,761 were exercisable at dates up to 2012 at a subscription price of 461.75p per share and 167,607 were exercisable at dates up to 2013 at a subscription price of 290.4p per share. Subject to performance criteria being met, the remaining options will be capable of being exercised at dates up to 2015. Of these, 621,478 had a subscription price of 439.6p per share and 568,676 had a subscription price of 514.3p per share.

At December 31, 2005 options were outstanding over 2,927,109 ordinary shares under the Share Option Plan. Of these, 164,775 were exercisable at dates up to 2011 at a subscription price of 473.3p per share and 180,718 were exercisable at dates up to 2012 at a subscription price of 461.75p per share. Subject to performance criteria being met, the remaining options will be capable of being exercised at dates up to 2015. Of these, 647,618 had a subscription price of 514.3p per share, 710,196 had a subscription price of 439.6p per share and 1,223,802 had a subscription price of 290.4p per share, and

ii)	options were outstanding over 4,066,694 (3,853,729) ordinary shares under the Sharesave Scheme and were capable of being exercised at dates up to 2014, with subscription prices ranging from 318.0p to 611.0p per share with an average of 401.68p (354.75p) per share.

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2006

24	Reconciliation of changes in total equity

							Equity
							attributable
			Cash flow	Cumulative			to equity
	Share capital	Own	hedge	translation	Retained	Other	holders of	Minority
	(note 23)	shares	reserve	reserve	earnings	reserves	the Company	interest	Total equity

	£m	£m	£m	£m	£m	£m	£m	£m	£m

At January 1, 2004	73.7	(8.9)	–	–	1,289.5	972.4	2,326.7	2.7	2,329.4

Recognised income and expense	–	–	–	(12.1)	243.9	–	231.8	(0.3)	231.5

Dividends paid	–	–	–	–	(127.3)	–	(127.3)	–	(127.3)

Employee share awards	–	–	–	–	(1.1)	–	(1.1)	–	(1.1)

Purchase of own shares held in treasury	–	(26.1)	–	–	–	–	(26.1)	–	(26.1)

Disposal of own shares by ESOP Trust	–	4.9	–	–	–	–	4.9	–	4.9

Changes in minority interest	–	–	–	–	–	–	–	(0.3)	(0.3)

At December 31, 2004	73.7	(30.1)	–	(12.1)	1,405.0	972.4	2,408.9	2.1	2,411.0

Restatement for effects of adopting IAS 39	–	–	(9.4)	–	(2.2)	–	(11.6)	–	(11.6)

At January 1, 2005	73.7	(30.1)	(9.4)	(12.1)	1,402.8	972.4	2,397.3	2.1	2,399.4

Recognised income and expense	–	–	6.4	56.8	388.5	–	451.7	0.6	452.3

Dividends paid	–	–	–	–	(136.2)	–	(136.2)	–	(136.2)

Purchase of own shares held in treasury	–	(46.7)	–	–	–	–	(46.7)	–	(46.7)

Purchase of own shares by ESOP Trust	–	(6.0)	–	–	–	–	(6.0)	–	(6.0)

Disposal of own shares by ESOP Trust	–	9.5	–	–	–	–	9.5	–	9.5

Employee share awards	–	–	–	–	0.4	–	0.4	–	0.4

Changes in minority interest	–	–	–	–	–	–	–	(0.4)	(0.4)

At December 31, 2005	73.7	(73.3)	(3.0)	44.7	1,655.5	972.4	2,670.0	2.3	2,672.3

Recognised income and expense	–	–	2.5	(107.9)	381.2	–	275.8	0.9	276.7

Dividends paid	–	–	–	–	(147.5)	–	(147.5)	–	(147.5)

Purchase of own shares held in treasury	–	(64.1)	–	–	–	–	(64.1)	–	(64.1)

Purchase of own shares by ESOP Trust	–	(14.2)	–	–	–	–	(14.2)	–	(14.2)

Disposal of own shares by ESOP Trust	–	13.2	–	–	–	–	13.2	–	13.2

Employee share awards	–	–	–	–	(9.9)	–	(9.9)	–	(9.9)

Changes in minority interest	–	–	–	–	–	–	–	2.3	2.3

At December 31, 2006	73.7	(138.4)	(0.5)	(63.2)	1,879.3	972.4	2,723.3	5.5	2,728.8

Own shares
On May 31, 1995 the group established an Employee Share Trust (the “Trust”) approved by shareholders on May 15, 1995. The Trust as at December 31, 2006 held 0.2m (0.1m, 1.0m) shares in the Company at a book value of £1.5m (£0.5m, £4.0m) . The Trust waived its rights to dividends payable during the year and to future dividends on its holding of shares. The cost of the Hanson Sharesave Scheme, where awards are granted at a discount to the market price of the Company’s shares, Share Option Plan and the Long Term Incentive Plan is charged to the income statement. During the year, the group contributed £14.2m (£6.0m, £nil) to the Trust.

At December 31, 2006, 24,645,000 shares were held in treasury, none of which has the right to receive dividends. No shares were purchased by the Company to be held in treasury during the period January 1 to February 19, 2007. Pursuant to approval given by shareholders at the AGM held on April 26, 2006, as at December 31, 2006 the Company retains the authority to purchase a further 48,955,000 of its own shares up to the end of the AGM to be held on April 24, 2007. Details of shares purchased during the year are shown below:

		Nominal value of	Average price paid per share,	Total cost of purchasing
	Number of shares purchased	shares purchased	inclusive of transaction costs	shares held in treasury

Period		£m	(pence)	£m

January 2006	3,315,000	0.3	632.3	21.0

February 2006	450,000	0.1	676.7	3.0

May 2006	400,000	0.1	664.1	2.7

June 2006	2,100,000	0.2	635.9	13.4

July 2006	2,150,000	0.2	646.7	13.9

August 2006	1,295,000	0.1	659.7	8.5

September 2006	250,000	–	649.0	1.6

Total	9,960,000	1.0	643.4	64.1

The following own shares are held by the “Trust” and the Company:

	Employee Share Trust	Treasury Shares	Total

	Number of shares	Number of shares	Number of shares

At January 1, 2005	983,392	6,350,000	7,333,392

Purchased	1,000,000	8,335,000	9,335,000

Distributed	(1,894,945)	–	(1,894,945)

At December 31, 2005	88,447	14,685,000	14,773,447

Purchased	2,000,000	9,960,000	11,960,000

Distributed	(1,869,475)	–	(1,869,475)

At December 31, 2006	218,972	24,645,000	24,863,972

Cash flow hedge reserve
Movements in the cash flow hedge reserve represent:

–	changes in the fair value of cash flow hedges;
–	the recycling of the above changes through the income statement (totalling £(0.2)m since January 1, 2006), offsetting therein the impact of the underlying hedged item; and
–	related deferred tax.

The change in the fair value of derivatives in the cash flow hedge reserve in the period relates mainly to interest rate swaps with a maximum maturity date of 2013 hedging floating rate debt and commodity swaps with a maximum maturity date of 2007 hedging fluctuations in energy prices. Underlying cash flows are therefore expected to occur until these dates.

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

24	Reconciliation of changes in total equity continued

Cumulative translation reserve
Included within the foreign exchange adjustments of £(107.9)m (£56.8m, £(12.1)m) is foreign exchange of £nil (£0.1m, £(0.3m)) recycled through the income statement on disposal of overseas operations. The reserve was set to £nil on transition to IFRS on January 1, 2004.

Retained earnings
Included within the retained earnings balance of £1,879.3m (£1,655.5m, £1,402.8m) is £45.3m (£37.6m, £(2.5)m) in respect of joint-ventures and associates of which profit after tax for the current year is £33.7m (£43.2m, £2.0m) and dividends are £27.3m (£32.9m, £19.9m) . The undistributed earnings of joint-ventures and associates are £45.3m (£38.9m, £18.0m) .

Other reserves
Other reserves represent merger reserves on acquisition of Pioneer International Limited of £216.3m, and £756.1m created on the reduction of share capital through the Scheme of Arrangement under Section 425 of the Companies Act.

25	Business combinations

Total cash consideration on acquisitions including acquisition costs for 2006 was £558.0m (£342.9m) .

During 2006, Building Products UK acquired the share capital of Red Bank Manufacturing, a producer of terracotta and clay products, on January 10 and Building Products North America acquired the share capital of PaverModule Inc., a concrete paving manufacturer, on January 20 for a total consideration for these acquisitions of £60.6m. On March 2, Aggregates UK purchased the share capital of Civil and Marine (Holdings) Ltd, a leading producer of ground granulated blast furnace slag in the UK, with additional operations in the US and in the Czech Republic, for £248.1m. Aggregates North America completed its acquisition of the share capital of Material Service Corporation, a leading aggregate materials producer in the USA, on June 16 for £166.3m. The group completed a further five acquisitions of entities based in the UK, USA and Spain, along with seven assets acquisitions, primarily concrete plants and quarries, for a total consideration of £83.0m. All acquisitions of share capital included the transfer of the entire voting rights to the group.

On January 4, 2005, Building Products UK acquired the share capital of UK brick manufacturer, Marshalls Clay Products, for £64.7m and of Thermalite, a market leader in aircrete blocks, on March 7 for £124.2m. On June 17, Aggregates North America acquired the share capital of Mission Valley Rock, Berkeley Ready Mix and Berkeley Asphalt, and Building Products North America acquired the assets of Sherman Pipe, a concrete pipe and precast concrete products business, for a total consideration of £108.0m. Other acquisitions made in the year consisted of three quarries in Southern Indiana by Aggregates North America in December, and a further six acquisitions totalling £46.0m.

	2006	2006	2006	2005	2005	2005

	Total carrying	Fair value	Total	Total carrying	Fair value	Total
	value	adjustments	fair value	value	adjustments	fair value

	£m	£m	£m	£m	£m	£m

Intangible assets (other than goodwill)	–	13.1	13.1	–	25.6	25.6

Property, plant and equipment	175.0	138.4	313.4	107.6	26.2	133.8

Inventories	35.8	(1.8)	34.0	22.8	(0.4)	22.4

Receivables	50.6	0.3	50.9	20.8	6.2	27.0

Cash and cash equivalents	9.4	–	9.4	0.1	–	0.1

Payables	(46.3)	(1.3)	(47.6)	(12.7)	(9.2)	(21.9)

Borrowings	(8.3)	–	(8.3)	(1.9)	–	(1.9)

Provisions	(7.6)	(2.3)	(9.9)	(1.6)	(0.8)	(2.4)

Pensions	(4.5)	–	(4.5)	–	–	–

Current tax liabilities	(2.2)	–	(2.2)	(0.1)	–	(0.1)

Non-current tax liabilities	–	–	–	(7.7)	–	(7.7)

Deferred tax liabilities	(18.9)	(53.8)	(72.7)	(6.9)	(13.9)	(20.8)

Minority interest	(2.9)	–	(2.9)	–	–	–

	180.1	92.6	272.7	120.4	33.7	154.1

Goodwill on acquisition			286.7			190.1

			559.4			344.2

Consideration:
Cash paid			551.7			340.5

Other consideration			1.4			1.3

Acquisition costs (primarily legal and accounting fees)			6.3			2.4

Total consideration			559.4			344.2

Included in the goodwill arising on acquisitions are items that cannot be individually separated and reliably measured due to their nature. This includes market share, as well as new market and product entry, and synergy benefits. Of the total goodwill on current year acquisitions of £286.7m (£190.1m), £12.5m (£36.9m) is deductible for tax purposes.

For the period since acquisition, turnover of £215.0m and operating profit before impairments of £47.9m in respect of the current year acquisitions is included within the income statement as continuing operations. If the acquisitions had taken place at the beginning of the financial year, the continuing operating profit before impairments of the group would have been £557.3m (£527.6m) and turnover from continuing operations would have been £4,215.1m (£4,048.9m) .

The preliminary allocation of the purchase consideration to net assets and liabilities will be reviewed based on additional information up to a year from the date of acquisition. The Directors do not anticipate that any net adjustments resulting from such reviews will have a material effect on the financial position or results of Hanson’s operations. In respect of acquisitions in 2005, there were no material subsequent amendments to the preliminary allocations made.

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2006

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

Asbestos
The Company’s approach to accounting for the asbestos claims against its US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable (refer note 21). The costs of resolving possible claims are disclosed as contingent liabilities. At present, based on detailed analysis and the assumptions noted below, the provision for those costs which are both probable and reliably estimable equates to approximately eight years of gross cost, assuming an annual level of approximately $60m. Whilst further claims are likely to be resolved beyond this eight year period, the associated costs of resolution are not able to be reliably estimated and hence no provision has been made to cover these possible liabilities.

Assumptions made in establishing the provision relate to the number, disease mix and location of future claimants, trends in dismissal rates, settlement and defence costs, resolution of all existing claimants, time scale of resolution of new claimants, the continued solvency of co-defendants and expected insurance recoveries. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provision for the cost of resolving asbestos claims will be an accurate prediction of the actual costs that may be incurred and as a result the provision will be subject to potential revision from time to time as additional information becomes available and to reflect any changes in trends. Factors which could cause actual results to differ from these estimates include: (i) adverse trends in the ultimate number of claimants filing asbestos claims against the Company’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement and/or defence costs, dismissal rates, and/or judgement amounts; (iii) increases or decreases in the amount of insurance available to cover asbestos claims; (iv) the emergence of new trends or legal theories that enlarge the number of potential claimants; (v) the impact of bankruptcies of other defendant companies whose share of liability may be imposed on the Company’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against the Company’s US subsidiaries; and (viii) potential legislative changes.

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

Details of asbestos claims against the Company’s US subsidiaries and the Company’s approach to provisioning (and the associated contingent liabilities) are detailed in note 21. At December 31, 2006, approximately 107,600 claimants were outstanding. The amounts of compensation formally claimed in the cases initially filed by these claimants vary but typically follow standard formulations that are used in various jurisdictions by various plaintiffs’ law firms. Of the claimants outstanding as of December 31, 2006, Hanson estimates that approximately 36% do not specify a dollar claim for damages, approximately 57% claim an amount “greater than $10,000” and approximately 7% specify various amounts, typically “greater than” specified amounts between $50,000 and $1m. Hanson is not aware of any claim specifying an amount greater than $40m. Hanson does not believe that the specific dollar amount mentioned in any claim is an accurate gauge of what relief, if any, the claimant may eventually recover from one of Hanson’s US subsidiaries, and most claimants fail to allocate their alleged claims of liability amongst the various named defendants.

Coal by-products and chemicals
These claims and lawsuits relate primarily to former US chemical products and operations, in particular those relating to the wood treating and coal tar derivative industries; products and operations which are unrelated to the group’s present business and activities. In such cases where one of the Company’s subsidiaries is involved, there are often several potential defendants named in the claim or lawsuit. Since the final demerger in 1997 no settlements have been paid by, or judgments rendered against, any of the Company’s subsidiaries which have had or could have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flow in connection with any such claims or lawsuits. In a number of instances, the claim or lawsuit against the subsidiary has not been pursued and has been dismissed. With respect to those claims or lawsuits that have been or are being pursued, the subsidiary concerned generally believes itself to have had or to have meritorious defences and such claims and lawsuits have been and are being vigorously defended.

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

Other litigation
Several of the Company’s US subsidiaries are subject to litigation in California courts arising out of sand dredging operations on submerged lands leased from the state of California. The litigation involves allegations that these subsidiaries underpaid royalties due under the leases and that sand was dredged from state owned lands without authorisation. The litigation includes claims by the state of California under California statutes providing for the recovery of treble damages and certain fines, penalties and attorney fees where the wrongful conduct involves false statements or conversion of state owned property. A press release by the California Attorney General states that he is seeking damages of $200m, although the complaint actually filed in court does not specify the amount of damages sought. The court’s decision on a declaratory motion regarding the interpretation of the royalty provisions of the relevant leases has not served to clarify the situation. The parties are now engaged in litigation on all matters arising out of the case. In light of the uncertainties involved in any litigation, no assurances or predictions can be made on the outcome of this litigation.

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

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

26	Contingent liabilities continued

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

Bonds and guarantees
As at December 31, 2006 the group had contingent liabilities of:

–	£127.1m (£111.7m, £97.8m) in respect of bank guarantees and performance bonds given to third parties primarily relating to environmental and restoration obligations and the deductible element of insurance programmes, of which £0.2m (£0.2m, £0.2m) relates to former trading activities of the group; and
–	£121.1m (£99.7m, £81.6m) in respect of surety bonds issued by US insurance companies in respect of reclamation liabilities of £50.2m (£51.6m, £42.1m), performance bonds of £49.9m (£38.0m, £31.2m) and other surety obligations of £21.0m (£10.1m, £8.3m).

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

Group as lessee:
The future minimum rental commitments as at December 31, for finance leases and non-cancellable operating leases, together with the present value of minimum lease payments under finance leases, are as follows:

	Operating leases		Finance leases

	2006	2005	2006	2005

	£m	£m	£m	£m

Within one year	24.6	31.1	1.1	0.4

After one year but not more than two years	21.1	25.9	0.8	0.2

After two years but not more than three years	16.9	21.7	0.8	–

After three years but not more than four years	13.6	16.8	0.6	–

After four years but not more than five years	12.0	14.8	0.3	–

After more than five years	123.3	128.5	0.4	–

Total minimum lease payments	211.5	238.8	4.0	0.6

Less amount representing finance charges			(0.6)	(0.1)

Present value of minimum lease payments			3.4	0.5

Future minimum sublease receivable	(9.1)	(8.6)	–	–

28	Pensions and other post-employment medical plans

i)	Description of plans
Hanson provides pension and post-employment medical plans in a number of countries in which it operates in accordance with local employment practices. These arrangements have been subject to change in recent years and, with the exception of some arrangements covered under collective bargaining agreements in the US, new employees are no longer eligible for inclusion in either defined benefit pension plans (“DB plans”) or post-employment medical plans.

The liabilities of the group’s DB plans primarily relate to pensioners currently in receipt of benefits, ex-employees with accrued rights to receive pensions in future and current employees who were members of DB plans before the relevant cut-off date, being July 2002 in the UK and July 2005 in the USA. The group follows a policy of funding DB plans to a target of the accrued benefit obligation, a level which is higher than the statutory minimum funding level in each country. Together with plan trustees, the group has a long term goal of matching the liabilities of the plans with appropriate assets.

The liabilities of the group’s post-employment medical plans are primarily in the USA and Canada. These comprise a number of separate arrangements which have been closed to new entrants over time such that the substantial part of the liabilities relates to retirees. Post-employment medical liabilities are unfunded and are held as a balance sheet provision.

Where pension benefits are provided to new employees of the group, they are eligible to join defined contribution pension plans (“DC plans”). The group contribution to such plans is generally related to the employee contribution and ranges from 5-10% in the UK and 3-6% in the USA, in each case as a proportion of pensionable salary.

The group also participates in multi-employer pension plans, primarily in the USA. These provide defined benefits to certain of the group’s union employees. Multi-employer pension plans are accounted for as DC plans as it is not possible to isolate the components of such plans which would collectively comprise the group’s liability.

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2006

28	Pensions and other post-employment medical plans continued

ii)	Details of cash contributions

Contributions by the group to its pension plans totalled £73.9m (£59.1m, £57.8m) in the year, principally in the UK, USA and Canada. This is represented by regular contributions of £30.3m (£31.1m, £38.0m) and additional contributions of £22.4m (£12.1m, £8.4m) to DB pension plans; contributions to DC plans of £15.5m (£12.1m, £7.6m); and contributions to multi-employer plans of £5.7m (£3.8m, £3.8m) . In addition to the ongoing regular contributions, group companies are scheduled to make additional payments to the principal UK DB plan of £8.4m in each of the next two years. No conclusion has currently been reached on the level of contributions to other plans although, overall, the group expects to maintain its regular contributions at broadly the same level in 2007. Contributions relating to multi-employer plans are based on negotiated collective bargaining agreements. The surpluses and deficits in the multi-employer plans are not considered to have a material impact on the Company. Benefits paid by the group in respect of its post-employment medical plans, totalled £10.4m (£9.0m, £8.5m) .

iii)	Net employee benefit obligations

The amounts recognised in the balance sheet are as follows:

	Defined	Defined	Defined	Post-	Post-	Post-
	benefit	benefit	benefit	employment	employment	employment
	pension plans	pension plans	Pension plans	medical plans	medical plans	medical plans

	2006	2005	2004	2006	2005	2004

	£m	£m	£m	£m	£m	£m

Present value of funded obligations at December 31	(2,026.7)	(1,998.7)	(1,779.5)	–	–	–

Fair value of plan assets at December 31	2,026.9	1,991.6	1,742.2	–	–	–

	0.2	(7.1)	(37.3)	–	–	–

Present value of unfunded obligations	(13.7)	(13.7)	(11.2)	(77.4)	(103.3)	(80.4)

Net liability	(13.5)	(20.8)	(48.5)	(77.4)	(103.3)	(80.4)

Represented by amounts in the balance sheet:
Plan deficits	(31.8)	(47.7)	(76.1)	(77.4)	(103.3)	(80.4)

Plan surpluses	18.3	26.9	27.6	–	–	–

Net liability	(13.5)	(20.8)	(48.5)	(77.4)	(103.3)	(80.4)

The net liability for the defined benefit and post-employment medical plans is shown before the associated deferred tax credit of £37.1m (£64.2m, £57.5m) .

There are three UK pension plans and two US plans with a surplus of the fair value of plan assets over the present value of obligations at December 31, 2006. These plans had combined net assets of £17.6m and £0.7m respectively. The remaining plans (including post-employment medical plans) had a deficit of £109.2m.

The amounts recognised in the income statement and statement of recognised income and expense are as follows:

				Post-	Post-	Post-
				employment	employment	employment
	Pension plans	Pension plans	Pension plans	medical plans	medical plans	medical plans

	2006	2005	2004	2006	2005	2004

	£m	£m	£m	£m	£m	£m

Current service cost (defined benefit plans)	31.7	31.1	37.1	0.7	1.1	1.1

Current service cost (defined contribution plans)	15.5	12.1	7.6	–	–	–

Current service cost (multi-employer plans)	5.7	3.8	3.8	–	–	–

Total recognised in operating profit	52.9	47.0	48.5	0.7	1.1	1.1

Interest costs on plan obligations	98.3	98.6	96.2	4.9	4.6	3.0

Expected return on plan assets	(114.5)	(108.7)	(111.2)	–	–	–

Total recognised in net finance costs	(16.2)	(10.1)	(15.0)	4.9	4.6	3.0

Interest costs on plan obligations recognised in discontinued operations	–	–	–	0.2	–	–

Total expense recognised in the income statement	36.7	36.9	33.5	5.8	5.7	4.1

Actual return on plan assets	129.0	216.2	125.7	–	–	–

Less: Expected return on plan assets	(114.5)	(108.7)	(111.2)	–	–	–

Actuarial gain on plan assets	14.5	107.5	14.5	–	–	–

Actuarial (losses)/gains on plan obligations	(43.4)	(98.3)	(37.3)	10.3	(16.3)	(2.9)

Other actuarial losses	–	(0.9)	–	–	–	–

Net actuarial (loss)/gain recognised in the statement of recognised income and expense	(28.9)	8.3	(22.8)	10.3	(16.3)	(2.9)

Cumulative amount of actuarial (losses)/gains recognised	(37.7)	(8.8)	(17.1)	(4.9)	(15.2)	1.1

The group recognises all actuarial gains and losses through the statement of recognised income and expense in the year in which they arise.

Changes in the present value of the defined benefit obligation are as follows:

	Defined	Defined	Defined	Post-	Post-	Post-
	benefit	benefit	benefit	employment	employment	employment
	pension plans	pension plans	pension plans	medical plans	medical plans	medical plans

	2006	2005	2004	2006	2005	2004

	£m	£m	£m	£m	£m	£m

At January 1	(2,012.4)	(1,790.7)	(1,737.6)	(103.3)	(80.4)	(87.9)

Current service cost for defined benefit plans	(31.7)	(31.1)	(37.1)	(0.7)	(1.1)	(1.1)

Employee contributions	(6.0)	(6.2)	(7.3)	–	–	–

Interest costs on plan obligations	(98.3)	(98.6)	(96.2)	(5.1)	(4.6)	(3.0)

Actuarial (losses)/gains on plan obligations	(43.4)	(98.3)	(37.3)	10.3	(16.3)	(2.9)

Liabilities assumed in a business combination	(21.6)	(11.5)	–	(0.3)	–	–

Benefits paid	96.5	89.0	83.2	10.4	9.0	8.5

Exchange movements	76.5	(65.0)	41.6	11.3	(9.9)	6.0

At December 31	(2,040.4)	(2,012.4)	(1,790.7)	(77.4)	(103.3)	(80.4)

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

28	Pensions and other post-employment benefits continued

Changes in the fair value of plan assets are as follows:

	Defined	Defined	Defined
	benefit	benefit	benefit
	pension plans	pension plans	pension plans

	2006	2005	2004

	£m	£m	£m

At January 1	1,991.6	1,742.2	1,686.5

Expected return on plan assets	114.5	108.7	111.2

Actuarial gains on plan assets	14.5	107.5	14.5

Contributions by employee	6.0	6.2	7.3

Contributions by employer	52.7	43.2	46.4

Assets acquired in a business combination	17.4	10.6	–

Benefits paid	(96.5)	(89.0)	(83.2)

Exchange movements	(73.3)	62.2	(40.5)

At December 31	2,026.9	1,991.6	1,742.2

The trustees of the principal DB plans, together with the group, have sought to reduce the risk of a deficit arising in each plan that might result from a reduction in the discount rate applied to the liabilities by investing a proportion of plan funds in assets of a similar duration to the liabilities. In the UK, the liabilities of the principal plan have a duration of 18.2 years. The bond and similar assets of this plan, which are equivalent to 46.8% of that plan’s liabilities, have a duration of 16.5 years. The asset category ‘bond and similar assets’ includes bonds, investments in pooled funds of money market investments and interest rate swaps which, taken together, have the characteristics of a high quality bond portfolio and annuities. In the USA, the liabilities of the principal plan have a duration of 10.6 years. The bond assets of this plan, which are equivalent to 60.5% of that plan’s liabilities have a duration of 13.5 years. Taken together, the liabilities of the principal plans in the UK and USA referred to above represent 82.7% of group pension liabilities.

The major categories of plan assets are as follows:

	2006	2005	2004

	%	%	%

Equity	33.7	41.7	46.3

Bonds and similar assets	58.0	51.7	44.2

Property	6.1	5.0	4.5

Cash and other	2.2	1.6	5.0

Total	100.0	100.0	100.0

iv)	Assumptions

In setting the discount rates for pension liabilities, Hanson has, together with its advisers, assessed the AA corporate bond yields for bonds of a similar duration to that of the liabilities of the principal plans. To develop the expected long-term rate of return on assets assumptions, the group considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected long-term rate of return for each asset class was weighted based on the asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio, resulting in weighted average assumptions of 5.55% for the UK and 6.30% for the USA at December 31, 2006.

The major assumptions used to determine the liabilities for the principal US and UK defined benefit plans are set out below:

	UK	UK	UK	US	US	US

	2006	2005	2004	2006	2005	2004

	%	%	%	%	%	%

Discount rates at December 31	5.00	4.80	5.30	5.80	5.60	5.75

Future salary increases	4.50	4.25	4.50	4.25	4.25	4.25

Future pension increases	3.00	2.75	2.75	–	–	–

Inflation rate	3.00	2.75	2.75	2.50	2.50	2.50

Expected rate of return on plan assets:
Equity	7.00	7.00	7.25	8.00	8.00	8.00

Bonds	4.50	4.50	4.60	5.50	5.50	5.50

Property	7.00	7.00	7.25	n/a	n/a	n/a

Cash and other	5.00	5.00	5.00	5.00	5.00	5.00

Weighted average expected return across plans	5.55	5.60	5.70	6.30	6.75	7.00

Over the past year, we have reviewed the mortality experience of the principal plans in the UK and the USA. For the UK, these investigations concluded that the current mortality assumptions needed to be updated and the short cohort has been applied to the mortality tables used in retirement (i.e. PA(90) rated down 5 years for current pensioners and PXA92 (C=2014) for future pensioners). In the USA, the mortality table “RP-2000 projected to 2010” has been adopted in retirement for both current and future pensioners. Further reviews will be undertaken in 2007 as part of the tri-annual actuarial valuation of the principal UK plan and the annual actuarial valuation of the US plan.

Life expectancies arising from the mortality tables the group has used are:

	UK	UK	UK	US	US	US

	2006	2005	2004	2006	2005	2004

Current pensioners (at age 65 – males)	19.1	18.0	18.0	17.7	16.7	16.7

Current pensioners (at age 65 – females)	23.8	22.5	22.5	20.1	21.3	21.3

Future pensioners (at age 65 – males)	20.8	19.3	19.3	17.7	16.7	16.7

Future pensioners (at age 65 – females)	23.6	22.3	22.3	20.1	21.3	21.3

Additional assumptions for post-employment medical plans:

	2006	2005	2004

Annual increase in healthcare costs for US healthcare plans – initial	9.0%	9.0%	10.0%

Annual increase in healthcare costs for US healthcare plans – ultimate	5.0%	5.0%	5.0%

Year that the rate reaches ultimate trend rate	2011	2009	2009

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2006

28	Pensions and other post-employment medical plans continued

A one percentage point change in the assumed rate of increase/decrease to healthcare costs would have the following effects:

	One	One
	percentage	percentage
	point increase	point decrease

	£m	£m

Effect on the aggregate of the service cost and interest cost	0.3	(0.3)

Effect on defined benefit obligation	4.1	(3.7)

The effect of experience gains and losses on plan assets and liabilities are as follows:

				Post-	Post-	Post-
	Defined	Defined	Defined	retirement	retirement	retirement
	benefit	benefit	benefit	medical	medical	medical
	pension plans	pension plans	pension plans	benefits	benefits	benefits

	2006	2005	2004	2006	2005	2004

	£m	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(2,040.4)	(2,012.4)	(1,790.7)	(77.4)	(103.3)	(80.4)

Fair value of plan assets	2,026.9	1,991.6	1,742.2	–	–	–

Net liability	(13.5)	(20.8)	(48.5)	(77.4)	(103.3)	(80.4)

Difference between actual and expected return on plan assets:
Amount (£m)	14.5	107.5	14.5	–	–	–

Percentage of plan assets (%)	0.7%	5.4%	0.8%	–	–	–

Experience gains and (losses) on plan liabilities:
Amount (£m)	(12.4)	(14.6)	115.3	10.4	(14.0)	6.9

Percentage of plan liabilities (%)	0.6%	0.7%	(6.4)%	(13.4)%	13.6%	(8.6)%

As required under IAS 19, the effects of experience gains and losses on plan assets and liabilities shown above exclude the effects of changes in actuarial assumptions.

29	Financial risk management

Exposure to liquidity, credit, and market price risk arises as a result of the day-to-day business activities of the group and the financing of those activities. Derivative financial instruments are used to hedge exposures to fluctuations in interest rates, foreign exchange rates, and energy prices.

a)	Funding and Liquidity Risk

In addition to the high level of free cash flow of the group, Hanson operates a prudent approach to liquidity management using a mixture of long-term debt together with short-term debt, cash and investments to meet its liabilities when due. This approach allows the group to respond quickly to strategic market opportunities as they arise.

The group’s core funding is provided by three $750m bonds maturing in September 2010, March 2013 and August 2016 respectively. In addition the group holds the following facilities:

–	A £500m revolving credit facility, £470m of which expires in April 2011 and £30m of which expires in April 2010. The facility contains a $947m swingline advance facility and a sub-limit of up to £300m for Australian dollar loan note advances.
–	A $475m syndicated credit facility expiring in July 2009. This facility is available to be drawn as either cash advances or standby letters of credit.
–	Two A$200m bilateral revolving credit facilities maturing in September 2007.
–	A €100m bilateral revolving credit facility maturing in August 2007.

Committed bank facilities

	Expiring	Remaining

	£m	£m

2006	–	971.2

2007	228.5	742.7

2008	–	742.7

2009	242.7	500.0

2010	30.0	470.0

2011	470.0	–

b)	Credit Risk

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

At December 31, 2006 there were no significant risk weighted concentrations of credit risk. The maximum exposure under cash and short-term investments to a single counterparty at December 31, 2006 represented no more than 11% of group cash and short-term investments.

c)	Market Risk

Market risk is the risk of loss arising from movements in market variables such as interest rates, exchange rates, and energy prices. Market risk is incurred by Hanson as a result of borrowing to meet its financing obligations, by holding investments which earn interest, by operating in currencies other than sterling and by purchasing commodities as inputs into its operations.

Each of these risks is monitored by the relevant business unit and reviewed by senior management and/or the group Risk Committee.

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

29	Financial risk management continued

(i)	Interest rate risk
The group’s policy on interest rate risk is designed to limit the group’s exposure to fluctuating interest rates. This is achieved by limiting the level of floating interest rate exposure to a maximum determined by both the level of debt and the level of operating profit of the group at any point in time. This approach, which is consistent with the group’s target for leverage, will mean, other things being equal, that for any given level of debt, a higher level of operating profit will result in a higher limit on the level of floating rate debt in the group (and vice versa). Consistent with this policy, at December 31, 2006 the group held 63% of net debt at fixed rates. Hanson uses interest rate swaps as part of fair value hedges, to swap fixed rate debt into floating rates and as part of cash flow hedges to swap floating rate debt into fixed rates, in line with the policy described above. Derivatives are classified separately in the balance sheet as an asset or liability as appropriate.

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

The effective interest rate and repricing or maturity analysis is as follows:

					Fixed interest

		Weighted			Total at
		average		At floating	fixed
		effective		interest	interest		1 year or					More than
		interest rate	Total	rates	rates		less	1-2 years	2-3 years	3-4 years	4-5 years	5 years
As at
December 31, 2006	Notes	%	£m	£m	£m		£m	£m	£m	£m	£m	£m

Financial liabilities:
Bank overdrafts	20	4.79	(141.9)	(141.9)	–		–	–	–	–	–	–

Bank loans*	20	5.77	(364.3)	(265.2)	(99.1)		–	(38.7)	–	(20.1)	–	(40.3)

Commercial paper*	20	4.39	(492.0)	(364.3)	(127.7)		–	(51.1)	(76.6)	–	–	–

Debenture loans*	20	6.52	(1,161.0)	(509.5)	(651.5)		(12.8)	–	–	(191.6)	–	(447.1)

Finance leases	20		(3.4)	–	(3.4)		(1.0)	(0.6)	(0.6)	(0.5)	(0.5)	(0.2)

Other loans	20		(1.4)	–	(1.4)		(0.5)	(0.5)	(0.2)	(0.2)	–	–

			(2,164.0)	(1,280.9)	(883.1)		(14.3)	(90.9)	(77.4)	(212.4)	(0.5)	(487.6)

Less:
Effect of interest rate swaps			–	480.9	(480.9)		(9.9)	(108.4)	76.6	(185.2)	–	(254.0)

Total financial liabilities excluding effect of interest rate swaps			(2,164.0)	(800.0)	(1,364.0)		(24.2)	(199.3)	(0.8)	(397.6)	(0.5)	(741.6)

Financial assets:
Cash and cash equivalents	18	4.83	766.7	766.7	–		–	–	–	–	–	–

Net debt	20		(1,397.3)	(33.3)	(1,364.0)		(24.2)	(199.3)	(0.8)	(397.6)	(0.5)	(741.6)

Floating/Fixed comparison (based on net debt)*				37%	63%
Weighted average fixed rate*					6.3%
Weighted average fixed period*					5.8	years
*Including effect of interest rate swaps

					Fixed interest

		Weighted
		average
		effective		At floating	Total at fixed		1 year or					More than
		interest rate	Total	interest rates	interest rates		less	1-2 years	2-3 years	3-4 years	4-5 years	5 years
As at
December 31, 2005	Notes	%	£m	£m	£m		£m	£m	£m	£m	£m	£m

Financial liabilities:
Bank overdrafts	20	4.86	(20.9)	(20.9)	–		–	–	–	–	–	–

Bank loans*	20	5.30	(371.2)	(264.1)	(107.1)		–	(0.3)	(42.7)	–	(21.4)	(42.7)

Commercial paper*	20	3.26	(787.4)	(641.8)	(145.6)		–	–	(58.2)	(87.4)	–	–

Debenture loans*	20	6.09	(890.1)	(593.6)	(296.5)		(5.3)	–	–	–	(145.6)	(145.6)

Finance leases	20		(0.8)	–	(0.8)		(0.6)	(0.2)	–	–	–	–

Other loans	20		(2.2)	–	(2.2)		(0.6)	(0.5)	(0.4)	(0.2)	(0.2)	(0.3)

			(2,072.6)	(1,520.4)	(552.2)		(6.5)	(1.0)	(101.3)	(87.6)	(167.2)	(188.6)

Less:
Effect of interest rate swaps			–	540.8	(540.8)		(10.5)	(199.8)	101.0	87.4	(293.3)	(225.6)

Total financial liabilities excluding effect of interest rate swaps			(2,072.6)	(979.6)	(1,093.0)		(17.0)	(200.8)	(0.3)	(0.2)	(460.5)	(414.2)

Financial assets:
Cash and cash equivalents	18	4.21	1,083.0	1,083.0	–		–	–	–	–	–	–

Net debt	20		(989.6)	103.4	(1,093.0)		(17.0)	(200.8)	(0.3)	(0.2)	(460.5)	(414.2)

Floating/Fixed comparison (based on net debt)*				44%	56%
Weighted average fixed rate*					6.3%
Weighted average fixed period*					5.1	years
*Including effect of interest rate swaps

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2006

29	Financial risk management continued

During 2006, $125m of the interest rate swaps relating to the 2010 $750m 7.875% fixed rate bond were cancelled, leaving $375m swapped to floating rates and $125m of the interest rate swaps relating to the 2013 $750m 5.25% fixed rate bond were cancelled, leaving $375m swapped to floating rates. In addition, $250m of the 2016 $750m 6.125% fixed rate bond was swapped to floating rates. During 2005, $250m of the interest rate swaps relating to the 2013 $750m 5.25% fixed rate bond were cancelled, leaving $500m swapped to floating rates at December 31, 2005.

(ii) Foreign exchange risk
Due to the nature of the group’s products, which are generally uneconomic to transport long distances, there are few foreign exchange transaction exposures in the course of the group’s day-to-day business. The group does, however, have the majority (63.5%) of its net assets in overseas locations denominated in foreign currencies, principally US dollars (42.1% of net assets). As a consequence, changes in exchange rates affect both reported profit and asset values. The exposure of asset values to changes in foreign exchange rates is controlled to an extent by matching a proportion of currency assets with currency liabilities using both debt and foreign exchange contracts. This means that falling overseas exchange rates will result in both lower asset values and lower levels of net debt in sterling terms. The interest cost of currency liabilities also provides a partial hedge for foreign currency income.

The following table summarises the group’s net balance sheet currency exposure as at December 31, 2006:

	2006	2006	2006	2006	2006	2005	2005	2005	2005	2005

	Gross		Equity	Net foreign		Gross		Equity	Net foreign
	capital	Net	shareholders'	exchange	Net currency	capital	Net	shareholders'	exchange	Net currency
	employed	(debt) cash	funds	contracts	exposure	employed	(debt) cash	funds	contracts	exposure

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	1,505.3	292.6	1,797.9	(222.1)	1,575.8	1,225.7	303.6	1,529.3	173.0	1,702.3

US Dollar	1,735.8	(1,239.7)	496.1	125.7	621.8	1,551.2	(691.5)	859.7	(398.6)	461.1

Australian Dollar	590.9	(160.1)	430.8	(54.5)	376.3	598.6	(170.9)	427.7	(92.2)	335.5

Euro	117.1	(328.9)	(211.8)	267.8	56.0	86.1	(549.1)	(463.0)	519.1	56.1

Other	171.5	38.8	210.3	(116.9)	93.4	198.0	118.3	316.3	(201.3)	115.0

Total	4,120.6	(1,397.3)	2,723.3	–	2,723.3	3,659.6	(989.6)	2,670.0	–	2,670.0

(iii) Energy price risk
Hanson is exposed to price risk on fuel and other energy purchases in its operations. Energy price risk is managed by a combination of physical supply agreements and derivative instruments which together limit the effect of changing prices on the group’s operating profit. Derivative transactions are accounted for as cash flow hedges where the hedge relationship meets the criteria for hedge accounting, and as non-designated hedges where the criteria are not met.

The notional and carrying values of energy hedges outstanding at December 31, 2006 are as follows:

	2006	2005

	£m	£m

Carrying Value	(1.2)	(0.2)
Notional Value	8.6	4.1

The maximum length of time over which energy price risk is hedged using derivatives is one year.

(iv) Hedging
Hanson uses derivatives to mitigate or hedge market price risk. Hedges are classified into the following types:

Fair value hedges
For effective fair value hedges, the hedging instrument is recorded at fair value on the balance sheet, with changes in fair value being taken through the income statement. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged. Hanson uses fixed to floating interest rate swaps to hedge the change in fair value of some of its fixed rate debt caused by interest rate movements:

–	$375m of the $750m fixed rate bond maturing in 2010
–	$375m of the $750m fixed rate bond maturing in 2013
–	$250m of the $750m fixed rate bond maturing in 2016
–	£199.8m of fixed rate bank debt

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

Included in the group’s cash flow hedges are US$250m and A$250m of floating to fixed interest rate swaps hedging floating rate borrowings. Other than floating rate borrowings the maximum length of time over which the variability in future cash flows of forecast transactions, is hedged is under one year.

Net investment hedges
The group holds foreign currency denominated debt and forward exchange contracts as hedges of its foreign currency investments. The value of such contracts is set out in the currency exposure table in section c) (ii) of this note.

Non-designated hedges
As IFRS has stringent rules under which hedge accounting may be applied, it is not considered practicable to apply hedge accounting for a small number of hedges (including some hedges of energy). These items are of generally low value. Such hedges are deemed non-designated under IAS 39 and are recognised at fair value on the balance sheet with changes in their fair value being recognised immediately through the income statement.

The amount of hedge ineffectiveness during the year was not significant.

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

29	Financial risk management continued

d)	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties on an arm’s length basis. For financial instruments carried at fair value, market prices or rates are used to determine fair value where an active market exists. Hanson uses forward prices for valuing forward foreign exchange and commodity contracts and uses swap models with present value calculations based on market yield curves to value interest rate swaps. For short-term assets and liabilities, the carrying amount is approximate to their fair value.

All derivative financial assets and liabilities are shown at fair value on the balance sheet. Under IAS 39 hedge accounting rules, only the portions of the three $750m bonds which form part of an effective fair value hedge are shown at fair value in the balance sheet. The fair value of bonds at December 31, 2006 was £1,178.3m (£940.4m), compared to their carrying value of £1,161.0m as at December 31, 2006.

		2006	2006	2005	2005

		Book value	Fair value	Book value	Fair value

Fair value of financial assets and liabilities	Notes	£m	£m	£m	£m

Primary financial instruments held or issued to finance the group’s operations:
Current borrowings	20	(824.2)	(824.2)	(911.0)	(911.0)

Non-current borrowings	20	(1,339.8)	(1,357.1)	(1,161.6)	(1,212.3)

Cash and short-term deposits	18	766.7	766.7	1,083.0	1,083.0

Net debt		(1,397.3)	(1,414.6)	(989.6)	(1,040.3)

Derivative financial instruments held to manage the interest rate and currency profile of financial assets and liabilities:
Net interest rate swaps	17 and 19	1.5	1.5	6.4	6.4

Derivative financial instruments held to manage cash flows:
Commodity swaps	19	(1.2)	(1.2)	(0.2)	(0.2)

Derivative financial instruments held to manage the currency profile of the net asset investment in overseas subsidiaries:
Net forward exchange contracts	17 and 19	(0.8)	(0.8)	(5.7)	(5.7)

For those financial assets and liabilities which bear either a floating rate of interest or no interest, fair value is estimated to be equivalent to book value.

For non-current receivables (note 17), payables (note 19) and provisions (note 21) fair value is estimated to be equivalent to book value, and is not included in the table above.

30	Related party transactions

Transactions entered into with related parties are as follows:

	Joint-ventures	Joint-ventures	Joint-ventures	Associates	Associates	Associates

	2006	2005	2004	2006	2005	2004

	£m	£m	£m	£m	£m	£m

Sales to related parties	33.6	27.1	28.1	2.1	3.6	9.0
Purchases from related parties	167.6	168.2	119.1	4.0	6.7	9.9

Details of transactions with Directors are given in the auditable part of the Remuneration report.

Terms and conditions of transactions with related parties
Amounts due from and to joint-ventures and associates are disclosed in notes 17 and 19 respectively. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2006, the group has not made any provision for doubtful debts relating to amounts owed by related parties £nil (£nil, £nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

31	Subsequent events

There have been no significant events since December 31, 2006.

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2006

32	US accounting information

a)   Comparison of International and US accounting principles
From January 1, 2005, as required by the European Union’s IAS Regulation, the group has prepared its Annual Report and Form 20-F in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), which differ in certain respects from US generally accepted accounting principles (US GAAP). These differences relate principally to the following items, and the effect of each of the adjustments to profit for the financial year and net equity that would be required to reconcile to US GAAP is set out below.

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

Basis of consolidation
Under IFRS, an entity is consolidated where a parent has control over another entity. Control is defined in IAS 27 “Consolidated and Separate Financial Statements” as “the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities”. Under US GAAP, whilst an entity is also consolidated where control exists, FIN 46(R) also requires the consolidation of a Variable Interest Entity (VIE) where the entity is the primary beneficiary by means other than voting rights.

Under IFRS, equity method accounting records the group’s share of profit and its investment in joint-ventures and associates in a single line item. When a joint-venture or associate is fully consolidated under US GAAP, the joint-venture’s or associate’s balance sheet and income statement are recorded on a line by line basis with a corresponding adjustment to minority interest.

Under FIN 46(R), the group is considered to have a variable interest entity in which Hanson is the primary beneficiary. This entity is Piedras y Arenas Baja, S de R L de CV (“Piedras”), a 50% joint-venture which is accounted for as a joint venture operation and therefore equity accounted in the group’s results under IFRS. Under FIN 46(R) Piedras is considered to be a variable interest entity as the total equity investment at risk is not currently sufficient to enable Piedras to finance its activities without additional financial support from other sources. The Hanson group is considered the primary beneficiary of Piedras as it currently provides more than half of the total debt and financial support to the entity and absorbs the majority of the expected losses.

Piedras is an aggregates producer located in Mexico which in 2006 had turnover of £14.4m (£11.9m) and a pre-tax loss of £0.3m (£0.5m) . In addition it had net assets at December 31, 2006 of £2.7m (£3.5m) . Approximately 71% (80%) of the annual turnover of Piedras is to the group. There is no recourse to the general credit of the Company for creditors (or beneficial interest holders) of the consolidated VIE.

Intangible assets
(i)   Goodwill
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

(ii)   Other intangible assets
Since January 1, 2002, separately identified intangible assets arising on acquisitions have been capitalised and amortised over their useful lives of between 1 and 28 years under US GAAP. Separately identified intangible assets recognised since transition to IFRS have been amortised on the same basis as under US GAAP.

(iii)   Capitalised software
Under IFRS, computer software which is deemed not to be integral to the computer hardware is capitalised as part of intangible assets. Under US GAAP, the balances are classified as property, plant and equipment.

Impairment of goodwill
Under IFRS, goodwill is reviewed for potential impairment on an annual basis and where there is an indication that an impairment may have occurred. The impairment is measured by comparing the carrying value of goodwill for each cash generating unit (CGU) with the higher of the fair value less cost to sell and the value in use. Under US GAAP, goodwill impairment reviews are also conducted when an indicator of impairment exists, in addition to an annual impairment review as required by SFAS 142. The potential impairment is identified by comparing the carrying value of each reporting unit with its fair value. Where the carrying value including any separately identifiable intangible assets is greater than the fair value, an impairment loss is calculated based on the excess of the carrying value of goodwill over the implied fair value of goodwill. Where reporting units identified under US GAAP differ from the CGUs identified under IFRS, a reconciling item may arise.

The group’s reporting units are based on its geographical region and product groups. Goodwill is allocated to these reporting units based on the location and product base of acquisitions and disposals at the date of the transaction.

Joint-ventures and associates
The main adjustments that would have been necessary to reconcile the joint-ventures and associates not domiciled within the United States to US GAAP would have been in respect of deferred tax, pensions and goodwill. The group has not included a reconciling item for these adjustments, as the effect on net income and the balance sheet is not material.

Impairment of long-lived assets to be held and used
Under IFRS, property, plant and equipment and intangible assets subject to depreciation and amortisation are assessed for impairment on an annual basis. Where an indicator suggests that there is potential for impairment, a review is completed comparing the recoverable amount with the carrying value of the asset. The recoverable amount is the higher of the value in use based on the expected future cash flows discounted to present value, or the asset’s fair value less costs to sell. Where the carrying value exceeds the recoverable amount, the asset is impaired to the recoverable amount. If in the subsequent period, the indicator which caused the impairment no longer exists and the recoverable amount has improved, the impairment loss should be reversed.

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

Capitalisation of interest costs
Under IFRS, the capitalisation of interest costs is optional. It is the group’s policy under IFRS not to capitalise interest costs. Under US GAAP, interest costs associated with the construction of major assets over a period of time, such as facilities for use by the group, are capitalised as part of the cost of the tangible fixed asset where the impact of the interest cost is material to the financial statements. The interest cost capitalised represents an allocation of the interest cost incurred during the period required to complete construction of the asset. In 2006, interest costs of £131.3m have been incurred. Of that amount £2.3m has been capitalised during the period as part of property, plant and equipment under US GAAP.

Inventory valuation
Under IFRS, valuing inventory on a last-in-first-out (LIFO) basis is not permitted. However, under US GAAP, where the inventory is valued on a LIFO basis for tax purposes in the local state, the same methodology must be used for accounting purposes.

Deferred stripping costs
On January 1, 2006, the group adopted EITF 04-6 “Accounting for stripping costs incurred during production in the mining industry” (EITF 04-6). Under IFRS, stripping costs in the post-production phase are capitalised in certain situations where the benefit exceeds one year and are amortised during the period over which the benefit is realised. Under US GAAP, where stripping costs are incurred during this phase, the costs are included as part of the costs of inventory produced.

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

32	US accounting information continued

Derivative instruments and hedging activities The group enters into derivative instruments to limit its exposure to interest rate, foreign exchange and commodity price risks.

Under UK GAAP until December 31, 2004, certain derivative instruments were not required to be recognised on the balance sheet at fair value. On January 1, 2005, the group adopted IAS 32 and 39 on a prospective basis, requiring designation of hedging instruments and recognition of all derivative instruments at fair value on the balance sheet. The group’s hedging policy remains unchanged but the instruments are accounted for as described in the Accounting policies on page 75.

Under US GAAP, derivative instruments, whether designated as a hedge or not, are required to be recognised on the balance sheet at fair value. From January 1, 2005, the group has applied hedge accounting for the purposes of SFAS 133 “Accounting for derivative instruments and hedging activities” where the requirements of SFAS 133 are met. Prior to that date, hedge accounting was not applied for the purposes of US GAAP and therefore, in 2004, the reconciliation to net income in that period fully reflects the changes in fair value of the derivatives, other than hedges of net investment. Hedges of net investment are the same under US GAAP as under IFRS, being taken to equity.

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

Pensions
Under both IFRS and US GAAP, the pension cost or credit is determined by reference to the pension liability and the market value of the underlying plan assets. Under IFRS, the group has elected not to apply the corridor approach and all actuarial gains or losses are recognised directly in equity, along with the related tax impact. The corridor approach is applied under US GAAP. Under IFRS, the interest on defined benefit scheme obligations and the expected return on those schemes’ assets are treated as part of finance costs in the Income Statement. Under US GAAP, these items are treated as part of the net periodic pension cost in operating profit.

In 2006, the FASB issued Statement No. 158 “Employers’ accounting for defined benefit pension and other postretirement plans” (SFAS 158) which the group has adopted from December 31, 2006 for US GAAP reporting purposes. As a result, the full defined benefit scheme surplus or deficit as of December 31, 2006 has been recognised in the US GAAP balance sheet.

Share-based payments
Under IFRS, the group applies the fair value method of accounting for its share-based payment schemes. As permitted under the transition rules for IFRS, the group has applied the accounting methodology to awards granted after November 7, 2002. From January 1, 2006 for US GAAP reporting purposes, the group has adopted FASB Statement No. 123 (Revised) “Share-based payments” (SFAS 123R), using the “modified prospective” method. This method requires the group not to restate prior periods but to record the current year charge of awards not vested at the transition date and to continue to report pro forma disclosures as previously required under FASB Statement No. 123 “Accounting for stock based compensation” (SFAS 123).

In 2006, the basis of calculation of income statement charges and balance sheet positions for share based payments is consistent under IFRS and US GAAP. Under US GAAP, for awards granted prior to 2005, the group used a Black Scholes model to calculate the fair value of awards. For awards granted since January 1, 2005, the group has changed its method used to estimate the fair value of certain awards. The Long Term Incentive Plan (LTIP) and Share Option Plan (SOP) are valued using a Monte Carlo simulation model for the portion of awards dependent on market conditions and a Black Scholes model for the portion of awards dependent on non-market conditions. Sharesave awards continue to be valued using a Black Scholes model. The changes in method used to estimate the fair value were made in 2005 in order to be consistent with the estimates used for fair values determined under IFRS.

In periods prior to 2006, the group has applied the intrinsic value method under APB 25 “Accounting for stock issued to employees” as permitted by SFAS 123. In line with the requirements of SFAS 123 and as amended by SFAS 148 “Accounting for stock-based compensation – transaction and disclosure” (SFAS 148), the group provides pro forma disclosure of the impact of applying these standards which are based on a fair value method.

Provisions
Under IFRS, provisions are discounted to reflect the time-value of money based on the estimated timing of cash flows. US GAAP applies a stricter definition, permitting discounting only where the timing of cash flows is fixed or reliably determinable. IFRS requires a current market discount rate to be applied to provisions, whereas in the instances that discounting is permitted US GAAP requires the current rate to be used for new provisions, or changes in estimates for existing obligations, without amendment in subsequent periods.

Accounting for restructuring costs
Under IFRS, restructuring costs are recognised where implementation of a formal plan has begun and communicated with those affected. Costs of leased property, plant and equipment, which will no longer provide economic benefit, are provided for as part of the restructuring plan. Under US GAAP, one-time termination benefits are recognised where a detailed formal plan has been communicated to employees. Where employees are required to continue working until they are terminated to be eligible for the termination benefit and that period exceeds the minimum retention period, the cost is recognised rateably over the retention period. Costs of property, plant and equipment that will continue to be incurred under a leasing contract without economic benefit are recognised once the assets cease to be used.

Non-monetary transactions
Under IFRS, exchanges of assets in return for an equity interest in a joint-venture entity are transferred at the fair value of assets surrendered. The fair value of the equity interest received is measured by its fair value, which is equivalent to the fair value of the assets given up adjusted by the amount of cash transferred. In this instance a proportion of the gain or loss on the transaction is recognised in the equity shareholders’ income statement. When the fair values cannot be reliably measured or the transaction lacks commercial substance, no gain or loss on disposal is recognised.

Under US GAAP, from January 2005, the group has adopted SFAS 153 “Exchanges of non-monetary assets”. The issuance of this standard removes future differences as it is to be applied on a prospective basis. However, there are a number of residual differences on acquisitions prior to this date. Previously, APB Opinion No. 29 “Accounting for non-monetary transactions” provided an exemption to its general principles of measuring such transactions at fair value where the exchange related to similar productive assets. SFAS 153 has removed this exemption for transactions taking place after January 2005.

Foreign exchange gains and losses on disposals of businesses
Prior to the transition date of January 1, 2004, under IFRS, cumulative foreign exchange gains and losses relating to disposals were adjusted within reserves. At the date of transition the group opted to set the reserve to nil and subsequent movements have been recycled on disposal of the related business. Under US GAAP, such gains and losses are also included in determining the profit or loss on disposal but they are tracked from the date of acquisition of the entity.

Deferred tax
Under both IFRS and US GAAP, deferred taxation assets and liabilities are provided on differences between the book and tax bases of assets and liabilities except in certain limited circumstances. Certain assets may have more than one tax base and IFRS requires use of the tax base most relevant to the manner of realisation; for those assets which are not depreciable, depletable or amortisable for tax purposes, the tax base may be nil. US GAAP, however, requires the use of the tax base assuming a disposal of the asset. Accordingly, the tax base and the corresponding temporary difference for certain assets will be different under IFRS and US GAAP.

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

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2006

32	US accounting information continued

Discontinued operations
Discontinued operations are those clearly distinguishable operations and activities which either ceased or left the group in the accounting period or soon thereafter, including assets held for sale, where it is probable that the sale will complete within one year. Prior to January 1, 2004, assets held for sale were not treated as discontinued operations. IFRS includes equity method investments as part of discontinued operations whereas US GAAP specifically excludes equity method investee from scope.

Acquisition accounting
US GAAP requires that a deferred tax asset or liability be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values at the time of acquisition. The same is true under IFRS. However, where there are differences between the fair values of these assets and liabilities under IFRS and US GAAP, there will be a resulting difference in the deferred tax calculated. The recognition of deferred tax assets or liabilities affects the amount of goodwill recognised on acquisition. IFRS requires that contingent consideration is included within the cost of the consideration at the date of acquisition where it is probable that the resolution of the contingency will result in the transfer of economic benefit and that the amount can be measured reliably. US GAAP, however, only permits recognition of such consideration once the contingency is resolved and the amount to be paid is determinable. Under IFRS, when shares are issued as consideration for an acquisition, the fair value of that consideration is based upon the share price at the date the acquisition is unconditional. Under US GAAP, the acquisition price is based upon the share price over a reasonable period of time before and after the date that the acquisitions are agreed to and announced. Where an acquisition results in negative goodwill, IFRS requires that the excess amount is immediately taken to the income statement. US GAAP requires the excess to initially be proportionally allocated to the fair values assigned to non-current assets.

Asset recognition
Under IFRS, assets which include a degree of uncertainty become recognisable in accordance with the criteria set out in IAS 37 “Provisions, contingent liabilities and contingent assets”. Where such an asset is recognised under IFRS, it is discounted to its present value based on the timing of expected cash flows. Although broadly similar, there are certain circumstances under US GAAP where a contingent asset can only be recognised if additional criteria are met.

New US accounting standards and pronouncements not yet adopted
In September 2006, the FASB issued Statement No. 157 “Fair Value Measurements” (SFAS 157), seeking to clarify the methodology used to measure fair value by emphasizing that market-based measurement should be used as the method to value assets and liabilities. This establishes a fair value hierarchy and incorporates an adjustment for risk in the valuation model. The statement will be applied prospectively from the effective date of January 1, 2008, with limited retrospective effect on financial instruments previously measured at fair value under the initial recognition of FASB Statement 133 “Accounting for derivative instruments and hedging activities”. While it is not possible to determine the financial impact of the prospective element of the statement, the effect of reversing the transition adjustment on adoption of SFAS 133 would be £10.0m credit to US GAAP net equity.

In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 requires tax benefits from uncertain positions to be recognised only if it is “more likely than not” that the position is sustainable based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in unrecognised tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognised tax benefits. FIN 48 applies for the group’s financial year beginning 1 January 2007. The group is currently in the process of quantifying the net adjustment to retained earnings as of January 1, 2007, which will arise on adoption of FIN 48.

The Emerging Issues Task Force issued Abstract 06-2 “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 48” (EITF 06-2) in March 2006. The abstract explains that compensated absence during which an employee is not required to carry out any duties in which the compensated absence is required to be earned, must be accrued over the preceding service period. The methodology is applied under IAS 19 “Employee benefits” and has not resulted in a reconciling difference to US GAAP. It is therefore not believed that the adoption of the abstract will have a material impact on transition.

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

32	US accounting information continued

b)	Net income

	2006	2005	2004

	£m	£m	£m

Profit for the financial year as reported in the Consolidated income statement	401.5	387.6	264.2

Minority interest	(1.1)	(0.3)	0.1

Profit for the year attributable to equity holders of the Company	400.4	387.3	264.3

Adjustments:
Intangible assets – amortisation	2.3	1.1	0.6

Intangible assets – impairment*	–	15.5	(321.0)

Investments in joint-ventures	–	0.9	(0.9)

Property, plant and equipment – impairment	(0.2)	(19.6)	–

Property, plant and equipment – depreciation	(0.8)	0.4	(0.5)

Inventory valuation	(2.6)	(1.6)	(3.4)

Receivables	1.1	1.8	21.3

Change in fair value of derivatives	6.4	1.8	(7.8)

Pensions	(26.4)	(31.7)	(15.0)

Share-based payments	(3.2)	(11.2)	(0.2)

Provisions	8.4	(14.9)	(42.0)

Profit and loss on disposals – goodwill	–	(7.2)	3.7

Profit and loss on disposals – cumulative exchange losses	–	4.7	(5.3)

Interest	2.3	2.2	2.1

Taxation on above adjustments	(12.6)	23.7	4.1

Taxation methodology	(11.7)	110.5	73.1

Net income/(loss) as adjusted to accord with US GAAP	363.4	463.7	(26.9)

Arising from:
Continuing operations	335.6	473.2	3.4

Discontinued operations – profit from operations	22.5	14.5	18.2

Discontinued operations – profit/(loss) on disposals	5.3	(24.0)	(48.5)

Net income/(loss)	363.4	463.7	(26.9)

*Includes goodwill previously written off to reserves under UK GAAP pre 1998

The 2004 taxation methodology adjustment includes the impact of a tax write-up of depreciable fixed assets under a new tax consolidation regime introduced in Australia.

c)	Earnings per share

	2006	2006	2005	2005	2004	2004

	Per share	Per ADS	Per share	Per ADS	Per share	Per ADS

	pence	pence	pence	pence	pence	pence

Basic – income from continuing operations	46.9	234.6	65.0	324.8	0.5	2.3

Basic – income/(loss) from discontinued operations	3.9	19.4	(1.3)	(6.5)	(4.1)	(20.6)

Basic – net income/(loss)	50.8	254.0	63.7	318.3	(3.6)	(18.3)

Diluted – income from continuing operations	46.7	233.0	64.3	321.6	0.5	2.3

Diluted – income/(loss) from discontinued operations	3.8	19.3	(1.3)	(6.5)	(4.1)	(20.4)

Diluted – net income/(loss)	50.5	252.3	63.0	315.1	(3.6)	(18.1)

d)	Statement of comprehensive income

	2006	2005	2004

	£m	£m	£m

Net income/(loss) as adjusted to accord with US GAAP	363.4	463.7	(26.9)

Other comprehensive income:
– Translation adjustment for the period, net of tax of £nil	(124.0)	82.0	(15.5)

– Change in fair value of derivatives and related items, net of tax of £0.7m	1.5	(1.6)	0.4

– Unfunded accumulated benefit obligation and additional minimum liability, net of tax of £0.9m	1.7	(2.4)	0.1

Total comprehensive income/(loss)	242.6	541.7	(41.9)

Movements in accumulated other comprehensive income amounts (net of related tax) are as follows:

	Adjustment to		Derivative	Foreign
	initially apply	Additional	financial	currency
	SFAS 158,	minimum	instruments	translation
	net of tax	liability	gains/(losses)	adjustments	Total

	£m	£m	£m	£m	£m

At January 1, 2004	–	(4.3)	(1.0)	(21.8)	(27.1)

Movement in the year	–	0.1	0.4	(15.5)	(15.0)

At December 31, 2004	–	(4.2)	(0.6)	(37.3)	(42.1)

Movement in the year	–	(2.4)	(1.6)	82.0	78.0

At December 31, 2005	–	(6.6)	(2.2)	44.7	35.9

Movement in the year	–	1.7	1.5	(124.0)	(120.8)

Transition adjustment for adoption of SFAS 158 at December 31, 2006 (net of tax £150.8m)	(308.9)	4.9	–	–	(304.0)

At December 31, 2006	(308.9)	–	(0.7)	(79.3)	(388.9)

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2006

32	US accounting information continued

e)	Net equity

	2006	2005

	£m	£m

Net equity as reported in the consolidated balance sheet	2,728.8	2,672.3

Minority interests	(5.5)	(2.3)

Attributable to equity holders of the Company	2,723.3	2,670.0

Adjustments:
Intangible assets – goodwill	(50.6)	(45.0)

Intangible assets – other cost	(19.0)	(13.1)

Intangible assets – other accumulated amortisation	4.2	1.1

Intangible assets – net adjustment	(65.4)	(57.0)

Investments in joint-ventures	(18.3)	(20.6)

Property, plant and equipment	11.6	6.1

Receivables	4.1	5.0

Cash	0.4	–

Inventory	(5.1)	(5.3)

Provisions	(42.3)	(63.3)

Defined benefit pension surplus	–	458.2

Defined benefit pension deficit	1.2	27.3

Trade and other payables	(0.7)	(4.9)

Borrowings – derivatives	11.0	9.4

Minority interest	(1.4)	(1.7)

Taxation on above adjustments	9.0	(141.2)

Taxation methodology	154.1	164.1

	58.2	376.1

Net equity as adjusted to accord with US GAAP	2,781.5	3,046.1

In 2006, the group has reclassified its opening liability in respect of share-based payments to net equity.

f)	Cash flow statement

The consolidated statements of cash flows prepared under IFRS present substantially the same information as those required under US GAAP. These statements differ, however, with regard to classification of items within them.

Under US GAAP, cash and cash equivalents for cash flow purposes include short-term liquid resources but not overdrafts. Under IFRS, overdrafts are included within the definition of cash equivalents. Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and thus included as part of investing cash flows; under IFRS all interest is treated as operating activities. Following the adoption of SFAS 123(R) in 2006, the cash flow statement reflects excess tax benefits arising on the vesting of share-based payments as financing cash flows. Under IFRS, the excess tax benefits are recorded as operating cash flows.

	2006	2005	2004

	£m	£m	£m

Cash inflows from operating activities	444.3	473.4	509.6

Cash outflows from investing activities	(778.2)	(460.2)	(208.0)

Cash inflows/(outflows) from financing activities	42.0	(407.1)	(350.5)

Decrease in cash and cash equivalents	(291.9)	(393.9)	(48.9)

Effect of foreign exchange rate changes	(24.0)	82.6	(67.4)

Cash and cash equivalents at January 1	1,083.0	1,394.3	1,510.6

Cash and cash equivalents at December 31	767.1	1,083.0	1,394.3

g)	Additional information required by US GAAP in respect of taxation

The components of the income tax (charge)/credit on continuing operations are as follows:

	2006	2005	2004

	£m	£m	£m

Current taxes	(77.0)	(27.1)	(41.0)

Deferred taxes	(23.0)	141.9	80.9

	(100.0)	114.8	39.9

In addition tax of £2.6m was credited directly to Additional Paid in Capital (APIC) in respect of excess tax benefits arising on the vesting of share-based payments in the year.

The effective tax rate on continuing operations differs from the UK statutory rate for the following reasons:

	2006	2005	2004

	£m	£m	£m

UK statutory rate	(131.0)	(111.6)	11.0

Effect of different statutory tax rates of overseas jurisdictions	22.0	34.5	15.0

Utilisation of losses brought forward, net of excess losses	20.3	124.1	2.3

Effect of current year events on prior period tax balances	3.2	52.7	33.8

Impairment	–	–	(82.1)

Benefit from entering into Australian tax consolidation regime	–	–	64.0

Other differences	(14.5)	15.1	(4.1)

Total continuing tax (charge)/credit	(100.0)	114.8	39.9

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

32	US accounting information continued

Significant components of the deferred tax liabilities and assets are as follows:
	2006	2005	2004

	£m	£m	£m

Deferred tax liabilities:
Property, plant and equipment	(457.9)	(481.1)	(469.4)

Pensions and other post-employment medical plans	–	(167.5)	(113.0)

Other	(14.5)	(1.5)	(78.5)

Total deferred tax liabilities	(472.4)	(650.1)	(660.9)

Deferred tax assets:
Asbestos	82.2	116.7	87.9

Pensions and other post-employment medical plans	36.7	–	–

Losses	300.0	190.2	108.0

Other	106.9	175.6	137.2

Valuation allowances	(228.6)	(75.4)	(108.0)

Total deferred tax assets	297.2	407.1	225.1

Net deferred tax liabilities	(175.2)	(243.0)	(435.8)

The group has provisions for taxes that may become payable in future periods as a result of tax audits. It is the group’s policy to establish provisions for taxes that may become payable in future years as a result of an examination by tax authorities. The tax provisions are analysed at each balance sheet date and adjustments are made as events occur to warrant adjustment to the provisions. At any given time, the group is undergoing tax audits in several tax jurisdictions and covering multiple years. The provisions for taxes at December 31, 2006 were £93.5m (£103.0m, £108.5m) . The decrease is due to revisions to the best reasonable estimate of the tax exposures, cash paid on certain audits and foreign exchange movement on non UK provisions.

The group has not provided deferred tax liabilities related to differences of its overseas subsidiaries and joint-ventures under Accounting Principles Board Opinion (APB) 23, “Accounting for Income Taxes – Special Areas” as it is the group’s policy to permanently reinvest such earnings. Quantifying the amount of undistributed earnings and deferred tax liabilities is not practical.

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

h)	Additional information required by US GAAP in respect of pensions and other post-employment medical plans

A summary of the components of net periodic pension cost for Hanson’s pension plans is as follows:

	2006	2005	2004

	£m	£m	£m

Defined benefit plans	42.8	52.5	39.4

Defined contribution plans	15.5	12.1	7.6

Multi-employer plans	5.7	3.8	3.8

Total pension expense under US GAAP	64.0	68.4	50.8

The group has adopted SFAS 158 for pension and other post-employment medical plans reporting under US GAAP on December 31, 2006. The impact of adoption on the balance sheet line items is as follows:

	Before adoption		After adoption
	of SFAS 158	Adjustments	of SFAS 158

Incremental effect of applying SFAS 158 on individual line items in the balance sheet at December 31, 2006	£m	£m	£m

Pension surplus	487.1	(468.8)	18.3

Total assets	7,313.3	(468.8)	6,844.5

Pension deficit	(122.1)	14.0	(108.1)

Total liability	(4,077.0)	14.0	(4,063.0)

Deferred taxation	(326.0)	150.8	(175.2)

Accumulated other comprehensive income	–	(304.0)	(304.0)

Total equity	(2,477.5)	(304.0)	(2,781.5)

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2006

32	US accounting information continued

The net periodic pension costs for Hanson’s main pension and post-employment medical plans in the UK and US are as follows:

	2006	2006	2006	2005	2005	2005	2004	2004	2004

			Post-			Post-			Post-
			employment			employment			employment
			medical			medical			medical
	UK pensions	US pensions	plans	UK pensions	US pensions	plans	UK pensions	US pensions	plans

	£m	£m	£m	£m	£m	£m	£m	£m	£m

Service cost	22.7	8.8	0.7	19.5	10.2	1.1	26.9	9.1	3.7

Interest cost	65.3	30.0	5.1	66.4	31.1	5.4	63.8	31.0	4.3

Expected return on plan assets	(78.0)	(34.5)	–	(71.1)	(36.2)	–	(67.5)	(39.8)	–

Amortisation of transition assets	–	–	–	–	–	–	(12.0)	–	–

Recognised prior service cost/(income)	2.1	0.4	(0.8)	2.1	0.4	(0.8)	2.1	0.4	(0.6)

Recognised net actuarial loss/(gain)	12.2	12.6	–	16.9	12.4	0.1	16.1	7.2	(2.9)

Net periodic benefit cost	24.3	17.3	5.0	33.8	17.9	5.8	29.4	7.9	4.5

The following information shows the items that would be disclosed under US GAAP for Hanson’s main pension and post-employment medical plans in the UK and USA:

	2006	2006	2006	2005	2005	2005	2004	2004	2004

			Post-			Post-			Post-
			employment			employment			employment
			medical			medical			medical
	UK pensions	US pensions	plans	UK pensions	US pensions	plans	UK pensions	US pensions	plans

	£m	£m	£m	£m	£m	£m	£m	£m	£m

Changes in plan obligations:
Benefit obligation at beginning of year	(1,380.9)	(597.9)	(103.3)	(1,246.7)	(515.3)	(80.4)	(1,188.0)	(525.9)	(87.9)

Service cost	(22.7)	(8.8)	(0.7)	(19.5)	(10.2)	(1.1)	(26.9)	(9.1)	(3.7)

Interest cost	(65.3)	(30.0)	(5.1)	(66.4)	(31.1)	(5.4)	(63.8)	(31.0)	(4.3)

Plan participants’ contributions	(5.7)	–	–	(5.8)	–	–	(6.9)	–	–

Actuarial (loss)/gain	(43.4)	0.1	10.3	(82.5)	(14.5)	(15.8)	(7.2)	(24.7)	(2.6)

Benefits paid	58.2	36.6	10.4	51.5	35.9	9.0	46.1	35.6	8.5

Plan amendments	–	–	–	–	(0.5)	0.3	–	–	3.8

Liabilities assumed in a business
combination	(21.6)	–	(0.3)	(11.5)	–	–	–	–	–

Exchange movements	–	73.5	11.3	–	(62.2)	(9.9)	–	39.8	5.8

Benefit obligation at end of year	(1,481.4)	(526.5)	(77.4)	(1,380.9)	(597.9)	(103.3)	(1,246.7)	(515.3)	(80.4)

Changes in plan assets:
Fair value of plan assets at beginning of
year	1,396.8	569.3	–	1,217.8	499.7	–	1,150.8	514.7	–

Actual return on plan assets	85.9	38.1	–	185.9	32.4	–	72.4	49.5	–

Employer contributions	40.4	11.1	10.4	28.2	13.4	9.0	33.8	10.1	8.5

Plan participants’ contributions	5.7	–	–	5.8	–	–	6.9	–	–

Benefits paid	(58.2)	(36.6)	(10.4)	(51.5)	(35.9)	(9.0)	(46.1)	(35.6)	(8.5)

Assets acquired in a business
combinations	17.4	–	–	10.6	–	–	–	–	–

Exchange movements	–	(70.7)	–	–	59.7	–	–	(39.0)	–

Fair value of plan assets at end of
year	1,488.0	511.2	–	1,396.8	569.3	–	1,217.8	499.7	–

Funded status:
Funded status of plans at December 31	6.6	(15.3)	(77.4)	15.9	(28.6)	(103.3)	(28.9)	(15.6)	(80.4)

Unrecognised prior service cost/(income)	–	–	–	8.8	2.8	(8.1)	10.9	2.4	(7.6)

Unrecognised net actuarial loss/(gain)	–	–	–	266.1	209.2	6.8	314.4	181.4	(8.9)

Net amount recognised	6.6	(15.3)	(77.4)	290.8	183.4	(104.6)	296.4	168.2	(96.9)

	2006	2006	2006

			Post-
			employment
			medical
	UK pensions	US pensions	plans

	£m	£m	£m

Amounts recognised in the balance sheet for the main pension and post-employment medical plans in the UK and US after the adoption of SFAS 158:
Non-current assets	17.6	0.7	–

Non-current liabilities	(11.0)	(16.0)	(77.4)

Net amount recognised	6.6	(15.3)	(77.4)

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

32	US accounting information continued

Amounts recognised in accumulated other comprehensive income consist of:

	2006	2006	2006	2005	2005	2005	2004	2004	2004

			Post-			Post-			Post-
			employment			employment			employment
			medical			medical			medical
	UK pensions	US pensions	plans	UK pensions	US pensions	plans	UK pensions	US pensions	plans

	£m	£m	£m	£m	£m	£m	£m	£m	£m

Accumulated other comprehensive
income at December 31 before
adoption of funded status recognition of
SFAS 158	–	–	–	–	2.3	–	–	6.9	–

Prior service cost/(credit)	6.7	2.1	(6.3)	–	–	–	–	–	–

Net loss/(gain)	289.5	168.1	(3.6)	–	–	–	–	–	–

Accumulated other comprehensive
income (AOCI)	296.2	170.2	(9.9)	–	2.3	–	–	6.9	–

Changes recognised in other comprehensive income:

	2006	2006	2006

			Post-
			employment
			medical
	UK pensions	US pensions	plans

	£m	£m	£m

Changes due to minimum liability and intangible asset recognition prior to adoption of SFAS 158:
Increase/(decrease) in additional minimum liability	–	3.5	–

Increase in intangible asset	–	(1.0)	–

Other comprehensive loss/(income)	–	2.5	–

Adjustment (before tax) to ending AOCI to reflect the adoption of SFAS 158	296.2	167.7	(9.9)

Accumulated other comprehensive income	296.2	170.2	(9.9)

Changes in plan assets and benefit obligations recognised in other comprehensive income:

	2006	2006	2006

			Post-
			employment
			medical
	UK pensions	US pensions	plans

	£m	£m	£m

Net periodic benefit cost	24.3	17.3	5.0

Other comprehensive (loss)/income	–	2.5	–

Total recognised in net period benefit and other comprehensive income	24.3	19.8	5.0

Estimated amounts that will be amortised from accumulated other comprehensive income over the next fiscal year:

	2006	2006	2006

			Post-
			employment
			medical
	UK pensions	US pensions	plans

	£m	£m	£m

Prior service (credit)/cost	(2.1)	(0.3)	0.7

Net actuarial gain	(12.0)	(11.5)	–

Total estimated amortisation (gain)/loss in AOCI	(14.1)	(11.8)	0.7

The accumulated benefit obligation for defined benefit pension plans was £1,888.6m (£1,850m, £1,617.4m) at December 31. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets were £18.8m (£31.8m, £18.5m), £16.4m (£30.6m, £18.2m) and £4.0m (£16.5m, £15.6m) .

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2006

32	US accounting information continued

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

			Post-
			employment
	Pensions	Pensions	medical
	UK	US	plans

	£m	£m	£m

2007	59.9	34.9	8.6

2008	62.2	34.9	8.6

2009	64.7	35.1	8.6

2010	67.2	35.3	8.5

2011	69.9	35.1	7.5

2012-2016	392.9	187.5	33.3

The US plans’ assets are primarily included in the Hanson Building Materials America Inc. Pension Trust (“Trust“), which invests in listed stocks and bonds. At December 31, 2006, 2005 and 2004 the Trust had no investment in Hanson ordinary shares.

Within the UK, the fund assets are dealt with by several directly invested funds for the periods ended December 31, 2006, 2005 and 2004 where funds did not invest in the shares of the Company.

i)	Additional information required by US GAAP in respect of accounting for the impairment of fixed assets and for fixed assets to be disposed of

A summary of the impairment charges that have been recognised under US GAAP is as follows:

	2006	2005	2004

	£m	£m	£m

Assets to be disposed of	–	–	–

Assets to be held and used	4.3	8.1	372.2

	4.3	8.1	372.2

Disclosed as:
Impairment charges recognised under IFRS:
Operating impairment charges	4.3	23.6	29.8

Discontinued operations’ impairments	–	–	21.9

Operating impairment reversals	(0.2)	(19.6)	(0.5)

Charge for the year under IFRS	4.1	4.0	51.2

Less: Adjustment to goodwill impairment recognised under US GAAP	–	(15.5)	321.0

Plus: Adjustment to property, plant and equipment impairment under US GAAP	0.2	19.6	–

Total charge under US GAAP	4.3	8.1	372.2

Charged against:
Intangible assets – goodwill	–	2.1	324.8

Property, plant and equipment	4.2	5.9	25.4

Investment in joint-ventures	–	–	20.5

Other assets	0.1	0.1	1.5

	4.3	8.1	372.2

Hanson 2006 www.hanson.biz

Back to Contents

Notes to the accounts

32	US accounting information continued

In 2006, £0.2m of impairment charges against property, plant and equipment at individual sites within UK Aggregates have been reversed. Under US GAAP the reversal of such impairments is not permitted.

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

j)	Additional information required by US GAAP in respect of accounting for intangible assets subject to amortisation

Other intangible assets subject to amortisation primarily consisting of purchase options, order backlogs and non-compete agreements capitalised since 2003, that have a cost of £33.5m (£35.0m, £12.9m) and an accumulated amortisation charge of £5.6m (£5.5m, £3.4m) . The estimated aggregate amortisation expense for each of the next five years is £3.1m, £2.7m, £2.7m, £2.5m and £2.0m.

k)	Additional information required by US GAAP in regards to goodwill

An analysis of goodwill of group companies by reporting segment is given below:

		North America
	North America	Building		UK Building			Continental
	Aggregates	Products	UK Aggregates	Products	Australia	Asia Pacific	Europe	Total

	£m	£m	£m	£m	£m	£m	£m	£m

As at January 1, 2004	144.2	265.2	308.9	36.0	206.1	61.7	19.5	1,041.6

Currency retranslation	(16.0)	(12.1)	–	–	3.3	(7.6)	3.8	(28.6)

Impairments	–	–	(320.8)	–	–	(4.0)	–	(324.8)

Reallocations	(12.9)	–	–	–	3.0	–	–	(9.9)

Acquisitions	0.3	21.3	12.6	1.1	0.5	0.1	–	35.9

Disposals	(1.6)	–	(0.7)	–	–	(37.9)	–	(40.2)

At December 31, 2004	114.0	274.4	–	37.1	212.9	12.3	23.3	674.0

Currency retranslation	23.6	29.5	–	–	7.7	2.3	(1.4)	61.7

Impairments	(1.6)	–	–	–	–	–	(0.5)	(2.1)

Reallocations	–	–	–	–	(10.0)	–	(17.0)	(27.0)

Acquisitions	34.0	42.4	–	111.9	1.5	–	0.3	190.1

Disposals	(4.6)	–	–	(0.5)	–	–	(3.9)	(9.0)

At December 31, 2005	165.4	346.3	–	148.5	212.1	14.6	0.8	887.7

Currency retranslation	(32.5)	(35.7)	–	–	(10.6)	(1.3)	(0.5)	(80.6)

Acquisitions	50.6	41.0	157.6	16.5	–	–	19.6	285.3

At December 31, 2006	183.5	351.6	157.6	165.0	201.5	13.3	19.9	1,092.4

l)	Additional information required by US GAAP in regards to share-based payments

Hanson has various share-based payment transactions under the Long Term Incentive Plan, Share Option Plan and Sharesave Scheme. A description of the plans is included in note 5 in the Notes to the accounts and where applicable in the Remuneration Report. The fair value of options granted and the fair value of options vested in the years ended 2006, 2005 and 2004 are as follows:

	Long Term	Sharesave	Share Option
	Incentive Plan	Scheme	Plan

Fair value of options granted during the years ended:	pence	pence	pence

December 31, 2006	501.5	181.5	–

December 31, 2005	307.7	133.7	76.2

December 31, 2004	–	116.1	81.5

	Long Term	Sharesave	Share Option
	Incentive Plan	Scheme	Plan

Total fair value of options vested during the years ended:	£m	£m	£m

December 31, 2006	10.8	0.3	0.6

December 31, 2005	3.1	1.4	0.6

December 31, 2004	4.5	0.7	–

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

In 2006, the group adopted SFAS 123 (Revised) “Share-based payments” (SFAS 123R) using the modified prospective method. The impact of changing from the intrinsic value method under APB 25 “Accounting for stock issued to employees” to the fair value method under SFAS 123(R) in 2006 is to increase income before taxes and net income by £14.7m and £9.7m respectively. The impact on both basic and diluted earnings per share in 2006 is 1.4p per share.

Back to Contents

Notes to the accounts continued
for the 12 months ended December 31, 2006

32	US accounting information continued

The intrinsic value method of APB 25, as permitted under SFAS 123, continues to be applied to periods prior to January 1, 2006 and as a result the group continues to provide proforma disclosure of the impact of applying SFAS 123 in prior periods as follows:

	2005	2004

	£m	£m

Net income/(loss) as adjusted to accord with US GAAP	463.7	(26.9)

Add back: Compensation expense under APB 25	18.8	7.0

Deduct: Proforma SFAS 123 charge	(8.4)	(8.0)

Proforma net income/(loss)	474.1	(27.9)

The proforma disclosure of the impact of applying SFAS 123 in prior periods on earnings per share is as follows:

	2005	2005	2004	2004
	Per share	Per ADS	Per share	Per ADS

	pence	pence	pence	pence

Basic
Net income/(loss) as adjusted to accord with US GAAP	63.7	318.3	(3.6)	(18.3)

Add back: Compensation expense under APB 25	2.5	12.9	0.9	4.8

Deduct: Proforma SFAS 123 charge	(1.1)	(5.7)	(1.1)	(5.4)

Proforma net income/(loss)	65.1	325.5	(3.8)	(18.9)

Diluted
Net income/(loss) as adjusted to accord with US GAAP	63.0	315.1	(3.6)	(18.1)

Add back: Compensation expense under APB 25	2.5	12.8	0.9	4.7

Deduct: Proforma SFAS 123 charge	(1.1)	(5.7)	(1.1)	(5.4)

Proforma net income/(loss)	64.4	322.2	(3.8)	(18.8)

m)	Additional information required by US GAAP in regards to movement in valuation allowances

	Balance at				Balance at
	January 1	Exchange	Additions#	Deductions*	December 31

Provision for doubtful debts	£m	£m	£m	£m	£m

2004	31.5	(2.0)	14.6	(11.7)	32.4

2005	32.4	1.9	6.7	(11.1)	29.9

2006	29.9	(1.5)	7.7	(10.7)	25.4

#Includes balances acquired through business combinations and amounts charged to costs and overheads
*Includes balances disposed of with subsidiaries and the excess of amounts written off, over recoveries

Provisions for doubtful debts are recorded based on management’s assessment of prior experience and knowledge of the customer and local economic conditions.

n)	Additional information required by US GAAP in respect of listed securities

Hanson has unconditionally guaranteed the listed debt securities of Hanson Australia Funding Limited which is a 100% owned finance subsidiary of Hanson. The financial statements of this subsidiary are not appended to this document, in accordance with Rule 3-10(b) of Regulations S-X, as Hanson’s consolidated financial statements are contained within the Annual Report and Form 20-F.

Hanson does not believe that at the current time there are any significant restrictions on the ability of the above mentioned finance subsidiary to make its funds available to other group companies.

o)	Remuneration of auditors

	2006	2005	2004

	£m	£m	£m

Audit fees:
Group audit and subsidiary statutory audits	4.0	4.2	4.4

Other regulatory reporting	–	0.2	0.2

	4.0	4.4	4.6

Non-audit fees:
Audit related fees	0.1	0.5	0.7

Tax fees	0.3	0.2	0.9

	0.4	0.7	1.6

Total payments to auditors	4.4	5.1	6.2

Hanson 2006 www.hanson.biz

Back to Contents

IFRS selected financial data

IFRS selected financial data
Summary Income statement

	2006	2005	2004

	£m	£m	£m

Continuing operations:
Group turnover
North America
Aggregates	1,131.3	980.6	897.3

Building Products	869.1	753.7	647.4

UK
Aggregates	867.0	811.5	771.9

Building Products	382.8	368.2	300.7

Australia	489.1	464.6	413.2

Asia Pacific	119.6	108.4	124.5

Continental Europe	273.8	228.7	228.0

	4,132.7	3,715.7	3,383.0

Operating profit before impairments
North America
Aggregates	180.9	138.4	127.6

Building Products	141.8	125.7	111.2

UK
Aggregates	123.2	108.8	74.5

Building Products	43.0	37.8	36.8

Australia	77.6	81.6	66.5

Asia Pacific	10.9	8.1	5.6

Continental Europe	21.8	19.9	23.9

Central	(36.5)	(31.5)	(22.7)

	562.7	488.8	423.4

Operating impairments	(4.1)	(4.0)	(29.3)

Operating profit	558.6	484.8	394.1

Net finance costs	(77.8)	(55.5)	(46.8)

Profit before taxation	480.8	429.3	347.3

Tax on continuing operations	(79.7)	(34.4)	(27.1)

Profit after taxation – continuing operations	401.1	394.9	320.2

Discontinued operations	0.4	(7.3)	(56.0)

Profit for the year	401.5	387.6	264.2

Less amounts attributable to minority interest	(1.1)	(0.3)	0.1

Profit attributable to equity holders of the Company	400.4	387.3	264.3

Operating profit before impairments includes the profit after tax of joint-ventures and associates of £33.7m (£40.5m, £23.2m) .

Dividends
Paid in the year (pence per ordinary share)	20.60	p	18.65	p	17.30	p

Earnings per ordinary share (pence)
Basic	56.0	p	53.2	p	36.0	p

Basic – continuing operations	55.9	p	54.2	p	43.6	p

Diluted	55.3	p	52.6	p	35.6	p

Diluted – continuing operations	55.2	p	53.6	p	43.2	p

Weighted average number of shares (m)
Basic	715.3		728.3		734.3

Diluted	723.6		735.7		741.1

Summary balance sheet

	2006	2005	2004

	£m	£m	£m

Non-current assets	4,582.4	4,221.7	3,663.7

Current assets	2,034.6	2,246.5	2,484.3

Assets held for sale	3.0	8.5	12.6

Total assets	6,620.0	6,476.7	6,160.6

Non-current liabilities	(2,332.7)	(2,202.8)	(2,023.7)

Current liabilities	(1,558.5)	(1,601.6)	(1,725.9)

Total liabilities	(3,891.2)	(3,804.4)	(3,749.6)

Net Assets	2,728.8	2,672.3	2,411.0

Equity
Called-up share capital	73.7	73.7	73.7

Own shares	(138.4)	(73.3)	(30.1)

Reserves	2,788.0	2,669.6	2,365.3

Attributable to equity holders of the Company	2,723.3	2,670.0	2,408.9

Minority interests	5.5	2.3	2.1

Total equity	2,728.8	2,672.3	2,411.0

Number of allotted, called-up and fully paid shares (m)	737.0	737.0	737.0

Back to Contents

US GAAP selected financial data
consolidated income statement data

	2006	2005	2004	2003	2002

	£m	£m	£m	£m	£m

Turnover	4,136.9	3,717.9	3,383.9	3,440.0	3,348.3

Operating profit including joint-ventures and associates	532.6	429.3	82.2	430.1	500.3

Continuing operations – net income	335.6	473.2	3.4	297.7	282.5

Discontinued operations – profit from operations	22.5	14.5	18.2	7.9	14.9

Discontinued operations – profit/(loss) on disposals	5.3	(24.0)	(48.5)	(73.9)	(25.6)

Income/(loss) before cumulative effect of change in accounting principle	363.4	463.7	(26.9)	231.7	271.8

Cumulative effect of change in accounting principle	–	–	–	–	(900.4)

Net income/(loss) available for appropriation	363.4	463.7	(26.9)	231.7	(628.6)

	2006	2005	2004	2003	2002

	pence	pence	pence	pence	pence

Adjusted weighted average basic number of ordinary shares (millions)	715.3	728.3	734.3	733.9	735.0

Basic – income from continuing operations	46.9	65.0	0.5	40.5	38.4

Basic – income/(loss) from discontinued operations	3.9	(1.3)	(4.1)	(9.0)	(1.4)

Basic – income/(loss) before cumulative effect of change in accounting principle	50.8	63.7	(3.6)	31.5	37.0

Basic – cumulative effect of change in accounting principle	–	–	–	–	(122.5)

Basic – net income/(loss)	50.8	63.7	(3.6)	31.5	(85.5)

Adjusted weighted average diluted number of ordinary shares (millions)	720.2	735.7	741.1	740.4	740.9

Diluted – income from continuing operations	46.7	64.3	0.5	40.2	38.1

Diluted – income/(loss) from discontinued operations	3.8	(1.3)	(4.1)	(8.9)	(1.4)

Diluted – income/(loss) before cumulative effect of change in accounting principle	50.5	63.0	(3.6)	31.3	36.7

Diluted – cumulative effect of change in accounting principle	–	–	–	–	(121.5)

Diluted – net income/(loss)	50.5	63.0	(3.6)	31.3	(84.8)

Consolidated balance sheet data

	2006	2005	2004	2003	2002

	£m	£m	£m	£m	£m

Total assets	6,844.5	7,269.5	6,560.2	7,210.9	7,082.2

Long-term debt	1,339.8	1,161.6	1,058.3	1,465.9	972.3

Share capital	73.7	73.7	73.7	73.7	1,473.9

Net assets and shareholders – equity	2,781.5	3,046.1	2,683.8	2,874.1	2,605.8

Number of shares	737.0	737.0	737.0	737.0	737.0

In 2006, the group has adopted SFAS 123(R) “Share-based Payment” and SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Post Post-retirement Plans”.

Hanson 2006 www.hanson.biz

Back to Contents

Investor information

Investor information

Financial calendar

	Ordinary	ADS	CDI
Final dividend for the year to December 31, 2006	shareholders	holders	holders

Ex-dividend date	April 4, 2007	April 5, 2007	April 2, 2007

Record date	April 10, 2007	April 10, 2007	April 10, 2007

Payment date	May 4, 2007	May 11, 2007	May 11, 2007

(Subject to shareholder approval at the AGM)

Interim dividend for the six months to June 30, 2007	payable September 2007 (provisional)

	Interim 2007	Full year 2007
Results announcements (provisional)	August 1, 2007	February 21, 2008

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

Dividends in respect of the financial years ending December 31 were:

	Per ordinary share					Per ADS					Per ADS

	Interim	Final		Total		Interim	Final		Total		Interim	Final		Total

	pence	pence		pence		pence	pence		pence		cents	cents		cents

2001	4.45	9.55		14.00		22.25	47.75		70.00		32.62	69.60		102.22

2002	4.55	10.85		15.40		22.75	54.25		77.00		35.24	88.22		123.46

2003	5.00	11.95		16.95		25.00	59.75		84.75		41.05	105.27		146.32

2004	5.35	12.80		18.15		26.75	64.00		90.75		47.74	121.83		169.57

2005	5.85	14.15		20.00		29.25	70.75		100.00		52.59	131.11		183.70

2006	6.45	15.35	*	21.80	*	32.25	76.75	*	109.00	*	60.44		‡		‡

*	If approved by shareholders at the AGM to be held on April 24, 2007, the recommended final dividend of 15.35p per ordinary share for the year ended December 31, 2006 will be payable on May 4, 2007 to ordinary shareholders on the register at close of business (London time) on April 10, 2007.
‡	For holders of ADSs and CDIs, the dividend base rate is declared in pence and is converted to US dollars (for ADS holders) and Australian dollars (for CDI holders) on the UK dividend payment date using the prevailing exchange rates on that day. Payment of the final dividend for the year ended December 31, 2006 to holders of ADSs and CDIs will be on May 11, 2007.

Ordinary shareholders who wish to have future dividends paid direct into their bank or building society account should contact Lloyds TSB Registrars at the address shown on the inside back cover. Payment to banks outside the UK is available to private shareholders subject to a small charge.

Dividend policy
The Board remains committed to a progressive dividend policy, although this will be subject to maintaining a reasonable level of dividend cover over the medium-term. The increase of 10.0% in the dividend for 2002, of 10.1% for 2003, of 7.1% for 2004, of 10.2% for 2005, followed by an increase of 9% for 2006 reflects our progressive approach to dividend payments. Future dividends will be dependent upon Hanson’s earnings, financial condition and other factors.

Major shareholders
To its knowledge, Hanson is not owned or controlled directly or indirectly by any government or by any other corporation. As of February 19, 2007, Hanson has been notified of the following persons who, directly or indirectly, are interested in 3% or more of the issued share capital, excluding shares held in treasury. The voting rights of the major shareholders listed below are the same as for the other holders of ordinary shares or ADSs.

	Number of	% of issued share
Name	ordinary shares million	capital at date of notification

Vanguard Windsor Funds – Vanguard Windsor II Fund	39.1	5.3

Legal & General Investment Management	36.9	5.0

Zurich Financial Services	28.4	4.0

Prudential plc	22.9	3.2

Standard Life Group	22.4	3.0

Barclays Bank plc	21.7	3.0

Other than as identified above and interests held as bare nominee, Hanson has not been notified of any other interests in 5% or more of the ordinary shares (including ADSs) in the three years prior to the date of the Annual Report and Form 20-F.

As at February 19, 2007, 14.2m ADSs were held of record in the USA. The 70.8m ordinary shares (9.9% of the issued share capital, excluding shares held in treasury), representing those ADSs were registered in the name of National City Nominees Limited.

As of February 19, 2007, approximately 0.3m ordinary shares were held of record in the USA by approximately 250 record holders. Hanson believes that as of February 19, 2007, approximately 7.6% of its outstanding ordinary shares were also beneficially owned by US holders. Since certain of these securities are held by brokers or other nominees, the number of holders of record in the USA may not be representative of the number of beneficial owners or of where the beneficial owners are resident.

Ordinary shareholders
As at February 19, 2007 there were 736,968,849 ordinary shares in issue, of which 24,645,000 were held in treasury. There were 45,703 registered holders.

Back to Contents

Investor information continued

Listings
Hanson ordinary shares are listed on the Official List of the UK Listing Authority (the “Official List”) and admitted to trading on the London Stock Exchange. The 7.875% notes due 2010 of the Company are also listed on the Official List and admitted to trading on the London Stock Exchange.

In the USA, Hanson ordinary shares are listed on the New York Stock Exchange in the form of ADSs and trade under the symbol “HAN”. Each ADS represents five Hanson ordinary shares. Each ADS is evidenced by a direct-registered ADS unless an American Depositary Receipt is specifically requested by the holder. Citibank N.A. is the ADS Depositary under a Deposit Agreement, dated as of October 14, 2003. Hanson Building Materials America, Inc., whose office is at 300 East John Carpenter Freeway, Irving, TX 75062, USA, is Hanson’s agent in the USA in respect of ADSs. The 5.25% notes due 2013 of Hanson Australia Funding Limited and 6.125% unsecured notes due 2016 of the Company are also listed on the NYSE. Hanson is subject to the regulations of the SEC in the USA as they apply to foreign companies.

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

	London Stock Exchange		NYSE

	pence per ordinary share		US dollars per ADS

	High	Low	High	Low

Calendar 2002	539.50	264.50	39.66	21.23

Calendar 2003	436.75	256.75	36.50	21.55

Calendar 2004	451.50	360.00	43.30	33.71

Calendar 2005

First quarter	536.75	451.50	50.52	42.35

Second quarter	539.00	476.00	49.08	44.09

Third quarter	608.50	531.00	55.99	46.55

Fourth quarter	640.00	527.00	55.62	46.72

Calendar 2006

First quarter	784.50	624.50	68.36	54.95

Second quarter	771.50	616.50	69.47	56.17

Third quarter	773.50	622.00	72.05	56.90

Fourth quarter	778.50	711.00	75.69	69.35

Most recent six months

August 2006	683.50	651.00	64.61	61.41

September 2006	773.50	645.50	72.05	60.45

October 2006	754.00	711.00	70.95	68.56

November 2006	765.00	719.50	72.78	69.35

December 2006	778.50	719.00	75.69	71.10

January 2007	799.50	773.00	78.95	75.35

February 2007 (through February 19, 2007)	816.50	786.50	80.38	77.47

Annual General Meeting
The AGM will be held at 11.00am on April 24, 2007 at the Institution of Engineering and Technology, 2 Savoy Place, London WC2R 0BL. Shareholders being sent the Annual Report and Form 20-F have also received a separate notice of the AGM, incorporating explanatory notes of the resolutions to be proposed at the meeting.

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

Hanson website: www.hanson.biz
Our website is a good source of information about Hanson. You can download corporate reports, news releases and investor presentations, consult frequently asked questions, check dividend information and use share price tools. It is also possible to sign up to our email distribution service for news releases and other corporate information through which you will receive a notification email two days prior to results announcements and reports being published.

Electronic shareholder communications
Hanson encourages shareholders to elect to receive shareholder documents electronically by downloading them from the Company’s website. The information you receive will be the same as the printed version but receiving electronically means you receive it quicker and reduces the number of bulky reports mailed which will help conserve environmental resources and will help save the Company money.

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

Hanson 2006 www.hanson.biz

Back to Contents

Investor information

Shareholder facilities
Any enquiries relating to ordinary shareholdings should be addressed to Lloyds TSB Registrars. Up-to-date information on holdings, including balance movements and information on recent dividends, can be found on www.shareview.co.uk, where ordinary shareholders can also notify a change of address and set up or change dividend mandate instructions.

Investors in the UK may take advantage of a postal low-cost share dealing service to buy or sell Hanson ordinary shares, held in a certificated form, in a simple, economic manner. Basic commission is 1% with a minimum charge of £15. Purchases are subject to Stamp Duty Reserve Tax of 0.5% . Full details can be obtained from Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA. Tel 020 7678 8300.

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

ShareGift
Ordinary shareholders with only a small number of shares (including many overseas shareholders) whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. Since inception ShareGift advise they have been able to donate millions of pounds to hundreds of UK charities. The relevant share transfer form may be obtained from Lloyds TSB Registrars. ShareGift is administered by the Orr Mackintosh Foundation, registered charity no. 1052686. Further information about ShareGift may be obtained on 020 7828 1151 or from www.ShareGift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is now also possible to obtain income tax relief.

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

Following a series of restructurings, Hanson now operates as four identifiable trading regions: North America (48.4% of 2006 continuing turnover), UK (30.3% of 2006 continuing turnover), Australia and Asia Pacific (14.7% of 2006 continuing turnover), and Continental Europe (6.6% of 2006 continuing turnover).

This structure reinforces a continued focus on our core values of cost and margin control, together with disciplined and proactive growth via capital expenditure and bolt-on acquisitions.

North America
Hanson’s North American operations are organised into two operating groups, Aggregates North America and Building Products North America, with a corporate office in Dallas, Texas.

(a) Aggregates North America
Aggregates North America, headquartered in Dallas, Texas produces aggregates, ready-mixed concrete, asphalt and cement.

(b) Building Products North America
Building Products North America, headquartered in Dallas, Texas, is divided into three sub-groups, Pipe & Precast, Brick & Tile and Concrete Paving. Pipe & Precast, also headquartered in Dallas, produces concrete pipes, and products and precast concrete for the US and Canadian markets. Brick & Tile, with its headquarters in Charlotte, North Carolina, produces bricks for the US and Canadian markets from its principal manufacturing factories in Canada, Texas, and the Carolinas, and roof tiles from its plants in Florida, California, Texas and Arizona. Concrete Paving has operations in Florida.

UK
Hanson reports as two groups in the UK, Aggregates UK and Buildings Products UK.

(a) Aggregates UK
Aggregates UK produces aggregates, slag cement, ready-mixed concrete and asphalt in the UK through its own operations and is a partner in a number of joint-venture companies, the most significant of which is Midland Quarry Products Limited, owned jointly with a member of the Tarmac group of companies.

Included within Aggregates UK are Hanson’s marine dredging operations which, through a wholly owned subsidiary and United Marine Holdings Limited, a joint-venture with a member of the Tarmac group of companies, supply sea-dredged aggregates to the UK, Belgium and Holland.

(b) Building Products UK
Building Products UK supplies bricks, blocks, concrete products, concrete flooring, precast concrete and packed aggregates products throughout the UK.

Australia and Asia Pacific
In Australia, we are a major supplier of construction materials to the Australian market. Its operations are divided into two operating groups: Construction Materials, which produces ready-mixed concrete and aggregates; and Building Products, which produces blocks, pavers, retaining walls and precast products. Its other major interests include (i) its 25% share in Cement Australia Holdings Pty Ltd, jointly owned with Rinker Group Ltd and Holcim Ltd, which operates cement plants in New South Wales, Tasmania and Queensland, and (ii) Pioneer Road Services Pty Ltd, jointly owned with Shell Australia Ltd, which operates as an asphalt and contracting business.

In Asia Pacific, we operate principally in Malaysia, Hong Kong and Singapore.

Continental Europe
In Continental Europe, we operate various aggregates, ready-mixed concrete and asphalt operations in Spain, the Czech Republic, The Netherlands, Belgium, Germany, Austria and Israel.

Additional information
Exchange rates
The following table sets forth for the periods indicated the average noon buying rates in US dollars per £1 (to the nearest cent), calculated by using the average of the exchange rates on the last day of each full calendar month during the period.

Average

Year ended December 31, 2002	1.51

Year ended December 31, 2003	1.65

Year ended December 31, 2004	1.84

Year ended December 31, 2005	1.82

Year ending December 31, 2006	1.86

Year ending December 31, 2007 (through February 19, 2007)	1.96

The following table sets forth the high and low noon buying rates for the last six months in US dollars per £1 (to the nearest cent).

	High	Low

August 2006	1.91	1.87

September 2006	1.91	1.86

October 2006	1.91	1.85

November 2006	1.97	1.89

December 2006	1.98	1.95

January 2007	1.98	1.93

February 2007 (through February 19, 2007)	1.97	1.94

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

Sources and availability of raw materials
We generally own or lease the real estate on which the raw materials, namely aggregates and clay reserves/resources, essential to our main businesses are found, although in the case of the marine businesses of Aggregates UK and Aggregates North America, we operate under licences from the relevant national and local authorities.

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

Sales and marketing
Although sales and marketing activities are more important in connection with our brick business in both the USA and the UK, where branding of the product is a factor, in general the nature of the majority of our products, ie rock, sand, gravel, ready-mixed concrete, concrete products and slag cement, and the cost of transportation, means that marketing and selling is conducted on a more localised basis, with an emphasis on service and delivery. Sales and marketing costs tend to be relatively low in relation to the overall delivered price of our products.

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

Hanson 2006 www.hanson.biz

Back to Contents

Ancillary information

Ancillary information continued

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

Approximately, 100 present and former US operating sites, or portions thereof, currently or previously owned and/or leased by current or former companies acquired by Hanson (responsibility for which remains with a member of the Hanson group) are the subject of claims, investigations, monitoring or remediation under the US federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the US federal Resource Conservation and Recovery Act or comparable US state statutes or agreements with third parties. These proceedings are in various stages ranging from initial enquiries to active settlement negotiations to implementation of response actions. In addition, a number of present and former Hanson operating units (responsibility for which remains with a member of the Hanson group) have been named as Potentially Responsible Parties (“PRPs“) at approximately 40 off-site landfills under CERCLA or comparable state statutes. In each of these matters the Hanson operating unit is working with the governmental agencies involved and other PRPs to address environmental claims in a responsible and appropriate manner. A substantial majority of these operating and landfill sites are covered by the environmental insurance policy referred to under the heading “Material Contracts” referred to below.

We do not believe that any of the above proceedings relating to operating sites and off-site landfills not covered by the environmental insurance policy should materially adversely affect our business, financial condition or results of operations. At December 31, 2006, we had accrued £171.1m for environmental obligations, including legal and other costs, at such sites as are not covered by the above-mentioned environmental insurance policy. Costs associated with environmental assessments and remediation efforts are accrued when determined to represent a probable loss and to be capable of being reasonably estimated. There can be no assurance that the ultimate resolution of these matters will not differ materially from our estimates.

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

Employees
As at December 31, 2006, the group employed 25,900 employees, excluding joint-venture and associates. An analysis of employee numbers by business and geographical area is found in note 4 of the Notes to the accounts. We believe that in general our relationship with our employees and trade unions or other bodies representing our employees is good.

Property, plant and equipment
As of December 31, 2006, the net book value of property, plant and equipment is £2,901.5m, predominantly held by the operating divisions. None of the individual properties is considered to have a value that is of major significance in relation to our assets as a whole. For a description of certain environmental issues that may affect our utilisation of our assets, see under the heading “Governmental regulation (including environmental)” referred to above.

Material contracts
For details relating to the Deposit Agreement under which the Hanson ADSs were issued, the indentures under which the group’s public bonds were issued and various agreements and indemnities relating to the demergers, see under the heading “Exhibits” included in Hanson PLC’s 2006 Annual Report and Form 20-F filed with the Securities and Exchange Commission.

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

In April 2005, we entered into a £500m multi-currency revolving credit facility arranged by Barclays Capital and J.P. Morgan plc with a syndicate of banks, £470m of which expires in April 2011 and £30m of which expires in April 2010. This facility contains a $947m swingline advance facility and a sub-limit of up to £300m for Australian dollar loan note advances. In addition, in July 2004, we entered into a five year $475m facility arranged by Banc of America Securities Limited and Citigroup Global Markets Limited with a syndicate of banks. This facility is available to be drawn as either cash advances or standby letters of credit.

In August 2006, we entered into an indenture with The Bank of New York as trustee. Under the indenture, we can issue an unlimited amount of debt securities. In August 2006, we issued $750m in aggregate principal amount of notes. The notes bear interest at the rate of 6.125% per year and will mature on August 15, 2016.

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

Taxation information for US shareholders
The following paragraphs are intended as a general guide only and do not purport to be a complete technical analysis or listing of all potential tax effects relevant to the ADSs or the ordinary shares. The statements of US federal tax laws set forth below are based on provisions of the US Internal Revenue Code of 1986, as amended, current and proposed US Treasury regulations promulgated there under, and administrative and judicial decisions, all of which are subject to change, possibly on a retrospective basis.

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

Back to Contents

Ancillary information

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

Considerations relevant to the ADSs and ordinary shares
US shareholders of ADSs are not members of the Company but may instruct Citibank N.A., the Depositary, as to the exercise of voting rights pertaining to the number of ordinary shares represented by their ADSs. However, US shareholders of ADSs are generally treated as the owners of the underlying ordinary shares for purposes of the US-UK double taxation conventions relating to income and gains (the “UK-US income tax treaty“) and to estate and gift taxes (the “Estate and Gift Tax Convention“), and generally for purposes of the US federal tax laws.

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

Hanson 2006 www.hanson.biz

Back to Contents

Ancillary information

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

Incorporation of the Company
Hanson PLC is a public limited company incorporated on December 31, 2002 in England and Wales (No. 4626078).

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

Registered office
1 Grosvenor Place
London SW1X 7JH
Telephone + 44 (0) 20 7245 1245

Documents on display
Hanson furnishes annual and special reports and other information with the SEC. These documents may be read and copied at the SEC’s Public Reference Room at 100F Street, N.E., Washington, D.C., 20549-7010. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services and on the website maintained by the SEC at www.sec.gov.

Back to Contents

Definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Act/Companies Act	The Companies Act 1985 (as amended)

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing five underlying Ordinary Shares of Hanson PLC

AGM	Annual General Meeting

ASX	Australian Stock Exchange Limited

bn	Billion

CDI	CHESS Depositary Interest

Company or company	Hanson PLC, sometimes referred to as New Hanson

Court	The High Court of Justice in England and Wales

Demergers	The demergers of US Industries, Inc. in 1995, Imperial and Millennium in 1996 and The Energy Group in 1997

Depositary	Citibank, as depositary under the deposit agreement dated as of October 14, 2003 pursuant to which ADSs are issued

Directors	The Directors of Hanson PLC

EGM	Extraordinary General Meeting

ESOP	Employee Share Ownership Plan

Existing business/operations	Operations excluding acquisitions made in the current year

Free cash flow	Operating cash flow after interest and taxation

FRS	Financial Reporting Standard (UK)

Hanson	Old Hanson and/or New Hanson as the case may be

Hanson or the group	Hanson and its subsidiaries

Hanson PLC	A company incorporated in England and Wales (No. 4626078) which was formerly named Hanson Building Materials PLC prior to October 14, 2003

Heritage	Operations owned by the group for more than 12 months

IFRS	International Financial Reporting Standards

LIBOR	The London inter-bank offered rate, the variable rate of interest charged by a bank when lending to other banks in the London inter-bank market

LTIP	Long Term Incentive Plan

London Stock Exchange	London Stock Exchange plc

m	Million

New Hanson	Hanson PLC

NYSE	New York Stock Exchange, Inc.

Old Hanson	Hanson Building Materials Limited, a company incorporated in England and Wales (No 488067), formerly named Hanson PLC prior to October 14, 2003

Ordinary shares/shares	Ordinary shares of £2 each or of 10p each in the capital of Old Hanson and New Hanson respectively

Pioneer	Pioneer International Limited

pound sterling, £, pence or p	Refers to units of UK currency

ppts	Percentage points

Property profits	Profit recognised in respect of surplus property and land disposals included within group operating profit before impairments

SEC	Securities and Exchange Commission of the United States

Scheme or Scheme of Arrangement	The scheme of arrangement under section 425 of the Act approved by the Court on October 13, 2003

Scheme Effective Date	October 14, 2003

SFAS	Statement of Financial Accounting Standards (United States)

SOX	Sarbanes-Oxley Act of 2002 (United States)

SSAP	Statements of Standard Accounting Practice (UK)

The Energy Group	The Energy Group plc

Total Shareholder Return or TSR	The aggregate share price growth and dividends paid, on the assumption that such dividends are re-invested in shares of the Company

UITF	Urgent Issues Task Force (UK)

UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland

UK GAAP	Generally accepted accounting principles applied in the UK

US dollar, $, cents or c	Refers to units of US currency

US GAAP	US generally accepted accounting principles

USA, US or United States	United States of America

Figures in parentheses in tables and financial statements are used to represent negative numbers.

Hanson 2006 www.hanson.biz

Back to Contents

Glossary of terms and US equivalents

Glossary of terms and US equivalents

Terms used in the Annual Report and Form 20-F	US equivalent or brief description^

Accounts	Financial statements

Allotted	Issued

Associate	A business which is not a subsidiary or a joint-venture, but in which the group has a shareholding and exercises significant influence

Borrowings	Liabilities

Called-up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax depreciation

Consolidated statement of recognised income and expense	Statement of changes in stockholders’ equity

Finance lease	Capital lease

Financial year	Fiscal year

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Group, or consolidated, accounts	Consolidated financial statements

Interest payable	Interest expense

Interest receivable	Interest income

Joint-venture	A business which is jointly controlled by the group and one or more external partners

Nominal value	Par value

Operating profit	Net operating income

Payables	Accounts payable and accrued liabilities

Pension scheme	Pension plan

Profit	Income (or earnings)

Profit attributable to equity holders of the Company	Net income attributable to ordinary shareholders

Reserves	Stockholders’ equity other than capital stock

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)

Shares in issue	Shares outstanding

Total assets	Total identifiable assets

Total equity	Stockholders – equity

Turnover	Revenues/sales

^ US equivalent refers to the most comparable US term to that used in the Annual Report and Form 20-F. It should not be assumed that the terms used in the Annual Report and Form 20-F and the US equivalent are identical.

Back to Contents

Cross reference to Form 20-F

The information in this document that is referenced in the following table is included in Hanson PLC’s 2006 Form 20-F and is filed with the Securities and Exchange Commission.

Item		Page

1	Identity of Directors, senior management and advisors	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
A	Selected financial data
	IFRS selected financial data	123

	US GAAP selected financial data	124

A	Exchange rates	128

B	Capitalisation and indebtedness	n/a

C	Reason for the offer and use of proceeds	n/a

D	Risk factors
	Principal risks and uncertainties	52-54

4	Information on the Company
A	History and development of the Company
	Incorporation of the Company	131

	Registered office	131

	Description of business	128

	Note 9 – Discontinued operations	90-92

	Note 25 – Business combinations	103

	Capital expenditure	48

B	Business overview
	Industry and markets	10-11

	Description of business	128

	Note 2 – Segmental analysis	77-81

	Seasonality	128

	Sources and availability of raw materials	128

	Sales and marketing	128

	Competitive position	128

	Patents and trademarks	129

	Government regulation (including environmental)	128-129

C	Organisational structure
	Note 14 – Investments	94-95

	Description of business	128

D	Property, plant and equipment	129
	Government regulation (including environmental)	128-129

	Note 13 – Property, plant and equipment	93-94

	Our mineral reserves and resources	14

5	Operating and financial review and prospects
A	Operating results
	Operating and financial reviews	22-45

	Financial review	46-50

B	Liquidity and capital resources
	Funding, liquidity and treasury management	51

	Capital expenditure	48

	Consolidated cash flow statement	72

	Note 24 – Reconciliation of changes in total equity	102-103

	Note 29 – Financial risk management	108-111

C	Research and development, patents and licences, etc
	Note 3 – Groups operating profits before impairments: Costs and overheads of continuing operations	82

	Patents and trademarks	129

D	Trend information
	Operating and financial review	22-45

E	Off balance sheet arrangements	50

F	Tabular disclosure of contractual obligations

	Capital and financial obligations	50

G	Safeharbour	inside back cover

6	Directors, senior management and employees
A	Directors and senior management
	Board of Directors	56-57

B	Compensation
	Remuneration report	63-67

C	Board practices
	The Board of Directors	56-57

	Service contracts	66

	Corporate governance	59-62

	Remuneration, Nominations and Audit Committees	60-61

D	Employees
	Note 4 – Directors and employees	82-83

E	Share ownership
	Remuneration report	63-67

	Note 32 (l) – Additional information required by
	US GAAP in regards to share-based payments	121-122

	Share Option Plan	64-65

	Sharesave Scheme	65

Item		Page

7	Major shareholders and related party transactions
A	Major shareholders	125

B	Related party transactions
	Remuneration report	63-67

	Note 30 – Related party transactions	111

C	Interests of experts and counsel	n/a

8	Financial information
A	Consolidated financial statements	See Item 18
	Asbestos	47

	Note 21 – Provisions	97-99

	Note 26 – Contingent liabilities	104-105

	Dividend policy	125

B	Significant changes
	Note 31 – Subsequent events	111

9	The offer and listing
A	Share price history
	Listings	126

B	Plan of distribution	n/a

C	Markets
	Listings	126

D	Selling shareholders	n/a

E	Dilution	n/a

F	Expenses of the issue	n/a

10	Additional information

A	Share capital	n/a

B	Memorandum and articles of association	131

C	Material contracts	129

D	Exchange controls	129

E	Taxation
	Taxation information for US shareholders	129-131

F	Dividends	125

G	Statement by experts	n/a

H	Documents on display	131

I	Subsidiary information
	Investments in subsidiaries	137

11	Quantitative and qualitative disclosures about market risk
	Funding, liquidity and treasury management	51

	Note 29 – Financial risk management	108-111

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders	n/a

15	Controls and procedures
A	Evaluation of disclosure controls and procedures
	Internal control	61

B	Management’s annual report on internal controls over
	financial reporting	61

C	Report of independent registered public accounting firm	69

D	Changes in internal controls over financial reporting	61

16	Reserved	n/a
16A	Audit committee financial expert
	Audit Committee	60-61

16B	Code of ethics

	Corporate governance	59

16C	Principal accountants fees and services	59

	Note 3 – Remuneration of auditors	82

	Note 32 (o) – Additional information required by US
	GAAP in regards to remuneration of auditors	122

	Audit committee	60-61

16D	Exemptions from the listing standards for audit
	committees	n/a

16E	Repurchase activity

	Note 24 – Reconciliation of changes in total equity	102

17	Financial statements	n/a

18	Financial statements
	Report of independent registered public accounting firm	69

	Consolidated income statement	70

	Consolidated balance sheet	71

	Consolidated cash flow statement	72

	Consolidated statement of recognised income
	and expense	73

	Accounting policies	74-76

	Notes to the accounts	74-122

19	Exhibits	n/a

Hanson 2006 www.hanson.biz

Back to Contents

Audit report for parent Company accounts

Audit report for parent Company accounts

Independent auditor’s report to the shareholders of Hanson PLC
We have audited the parent Company financial statements of Hanson PLC for the year ended December 31, 2006 which comprise the Balance Sheet and the related notes I to VIII. These parent Company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration report that is described as having been audited.

We have reported separately on the group financial statements of Hanson PLC for the year ended December 31, 2006.

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

We report to you our opinion as to whether the parent Company financial statements give a true and fair view and whether the parent Company financial statements and the part of the Directors’ Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the parent Company Report of the Directors is consistent with the financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for the audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and Form 20 F and consider whether it is consistent with the audited parent Company financial statements. The other information comprises only the Report of the Directors’, the Chairman’s statement, the Chief Executive’s overview, A decade of delivery and beyond, the Operating and Financial Review, the Corporate governance statement, and the unaudited part of the Directors’ remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent Company financial statements. Our responsibilities do not extend to any other information.

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

Opinion
In our opinion:

–	the parent Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company’s affairs as at December 31, 2006; and
–	the parent Company financial statements and the part of the Directors’ Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
–	the information given in the Directors’ report is consistent with the parent Company financial statements.

Ernst & Young LLP Registered auditor London February 22, 2007

Back to Contents

Hanson PLC – Company

Statement of Directors’ responsibilities in respect of the financial statements
Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

–	select suitable accounting policies and then apply them consistently;
–	make judgements and estimates that are reasonable and prudent;
–	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
–	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors confirm that the financial statements comply with the above requirements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Balance sheet as at December 31, 2006

		2006	2005

	Notes	£m	£m

Fixed assets
Investments in subsidiaries	(II)	8,590.7	8,590.7
		8,590.7	8,590.7

Current assets
Other debtors		–	0.1

Amounts due in less than one year from subsidiary undertakings		36.7	14.9

Amounts due in more than one year from subsidiary undertakings		766.4	436.9
		803.1	451.9
Creditors – due within one year
7.875% notes 2010 interest payable	(III)	(7.9)	(9.0)

6.125% notes 2016 interest payable	(III)	(8.9)	–

Amounts due to subsidiary undertakings		(6,806.5)	(6,555.2)

Other creditors		–	(1.6)
		(6,823.3)	(6,565.8)

Net current liabilities		(6,020.2)	(6,113.9)

Total assets less current liabilities		2,570.5	2,476.8

Creditors – due after one year
7.875% notes 2010	(III)	(380.8)	(433.7)

6.125% notes 2016	(III)	(377.9)	–

Total creditors due after one year		(758.7)	(433.7)

Net assets		1,811.8	2,043.1

Capital and reserves

Called-up share capital	(IV)	73.7	73.7

Own shares	(IV)	(136.9)	(72.8)

Profit and loss account	(IV)	1,875.0	2,042.2

Equity shareholders’ funds		1,811.8	2,043.1

Approved by the Board of Directors on February 22, 2007

Alan Murray Chief Executive
Pavi Binning Finance Director

I)	Accounting Policies

a)    Basis of preparation
The financial statements are prepared on a going concern basis under the historical cost convention, except where noted below, in accordance with the Companies Act 1985 and UK accounting standards (UK GAAP).

By virtue of section 230 of the Companies Act 1985 the Company is exempt from presenting a profit and loss account. The Company has taken advantage of the exemption from preparing a cash flow statement under the provisions of FRS 1 (Revised 1996) and the exemption covered in FRS 8 and has not separately disclosed transactions with subsidiary undertakings.

The following paragraphs describe the significant accounting policies under UK GAAP, which have been consistently applied unless otherwise stated.

b)    Profit and loss
As permitted by the exemption in Section 230 of the Companies Act 1985 the Company has not presented its own profit and loss account or the related notes. The loss for the year was £16.4m (loss of £11.2m) . After dividends of £147.5m (£136.2m) the retained loss for the year was £163.9m (loss of £147.4m) . There are no recognised gains or losses other than the loss of £163.9m for the year ended December 31, 2006 and employee share awards of £3.3m, which have been debited to reserves.

Fees for audit and non-audit services provided by Ernst and Young LLP to the Company have been borne by a group undertaking.

Hanson 2006 www.hanson.biz

Back to Contents

Hanson PLC – Company

I)	Accounting Policies continued

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

d)    Dividends
Dividends attributable to the shareholders are taken directly to equity when declared. Interim dividends are recognised when paid. Details of the final dividend recommended by the Board are disclosed in note 10 of the group Annual Report and Form 20-F.

Dividends receivable are accounted for on a cash received basis.

e)    Foreign currencies
Assets, liabilities, revenues and costs denominated in foreign currencies are recorded at the rate of exchange ruling at the date of the transactions. Monetary assets and liabilities at the balance sheet date are re-translated at year end rates of exchange. Exchange differences arising are taken to the profit and loss account.

f)    Fixed asset investments
Fixed asset investments are stated at cost, except where it is required to reflect a provision for a permanent diminution in value.

The Company holds two investments, both at cost with no provisions for impairment:

	Principal activity	% owned	Country	Year ended

Houserate Ltd	Investment holding company	100	UK	December

Hanson Holdings Limited	Investment holding company	100	UK	December

g)    Interest bearing loans and borrowings
Loans are measured at amortised cost using the effective interest rate method.

h)    Own shares
Own equity instruments which are reacquired (treasury shares) are deducted from shareholders’ funds. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments. The Company has purchased all its own shares using funding provided by its subsidiary undertakings.

i)    Pensions and other post-retirement benefits
The Company accounts for pensions under FRS 17 “Retirement benefits”. Contributions to defined contribution schemes are charged to the operating profit as they become payable.

The employees of the Company participate in two defined benefit pension schemes and one defined contribution scheme. The Company is unable to identify separately the relevant portion of the defined benefit schemes’ assets and liabilities. Further details are given in note VIII to these accounts. Pension costs are accounted for under FRS 17 “Retirement benefits”.

II)	Investments in subsidiaries

The companies listed below are those whose results, in the opinion of the Directors, principally affected the profit or assets of the group. A full list of subsidiary and associated undertakings at December 31, 2006 will be annexed to the annual report of the Company to be delivered to the Registrar of Companies.

Principal subsidiary undertakings at December 31, 2006, none of which are held directly by the Company, are as follows:

	Principal activity	% owned	Country	Year ended

Hanson Quarry Products Europe Ltd	quarry operations	100	UK	December

Hanson Building Products Ltd	building products manufacturer	100	UK	December

Hanson Finance PLC	group financing company	100	UK	December

Sinclair General Corporation	group holding company	100	Panama	December

Hanson Australia Funding Limited	group financing company	100	Australia	December

Hanson Construction Materials Pty Limited	quarry operations and supply of ready-mixed concrete	100	Australia	December

Hanson Pipe and Precast, Inc	supply of pipe and products	100	USA	December

III)	Loans

The 2010 7.875% notes are wholly repayable in 2010 and the 2016 6.125% notes are wholly repayable in 2016. The notes are used to meet the group funding requirements. The consideration received for the 2016 loan notes was £392.1m. Further information on the financial risk management of the group can be found in note 29 of the group’s Annual Report and Form 20-F.

IV)	Shareholders’ funds

	Share	Own	Profit and loss
	capital	shares	account	Total

	£m	£m	£m	£m

At January 1, 2006	73.7	(72.8)	2,042.2	2,043.1

Profit on ordinary activities for the year	–	–	(16.4)	(16.4)

Employee share awards	–	–	(3.3)	(3.3)

Dividend on ordinary shares	–	–	(147.5)	(147.5)

Purchase of own shares	–	(64.1)	–	(64.1)

At December 31, 2006	73.7	(136.9)	1,875.0	1,811.8

Full details of the authorised and issued share capital, and the own shares held are provided within notes 23 and 24 of the group’s Annual Report and Form 20-F. Stamp duty of £0.3m is included within the £64.1m purchase of own shares above.

Back to Contents

Hanson PLC – Company continued

V)	Contingent liabilities

As at December 31, 2006, contingent liabilities of the Company include £2,621.4m (£1,468.4m) of bond, commercial paper and bank facilities which are guaranteed on behalf of subsidiary undertakings. On February 12, 2007 the Company guaranteed an additional bond of £220m on behalf of a subsidiary undertaking. Hanson PLC has guaranteed the defined benefit pension obligations of the employing companies participating in the Hanson Industrial Pension scheme. Disclosure of the net assets and liabilities of the scheme has been provided in note VIII. In addition, the Company is party to a cross guarantee in respect of cash pooling arrangements that include certain other group companies. The maximum liability of the Company under the guarantee is limited to the value of the cash balance of the Company included within the cash pool. As at December 31, 2006 the cash balance was £nil.

VI)	Directors’ emoluments

Full details of Directors’ emoluments are provided in the Remuneration report on page 63 of the group’s Annual Report and Form-20-F.

VII)	Share-based payments

Details of each of the employee share plans in place are given in note 5 of the group Annual Report and Form 20-F.

Long Term Incentive Plan
Conditional awards were made over 578,858 ordinary shares on May 1, 2006 which will vest, subject to the performance measurement targets being attained, on March 1, 2009. The weighted average fair value of each share award granted is £5.01 (£3.45, £3.01) .

The following table illustrates the number of, and movements in, share awards during the year under this plan:

	2006	2005

	Number	Number
	outstanding	outstanding

	‘000	‘000

At January 1	2,255.6	2,185.4

Awarded	578.9	799.1

Forfeited	(291.9)	(55.3)

Expired	(393.9)	(505.2)

Vested	(511.8)	(168.4)

At December 31	1,636.9	2,255.6

Share Option Plan
No options were granted under the Share Option Plan during 2006.

The following table illustrates the number and weighted average exercise prices of, and movements in, shares under option during the year under the Share Option Plan.

	2006	2006	2005	2005

		Weighted		Weighted
	Number	average	Number	average
	outstanding	exercise price	outstanding	exercise price

	‘000	pence	‘000	pence

At January 1	1,899.3	405.4	1,800.4	388.4

Granted	–	–	488.2	514.3

Forfeited	(167.7)	470.5	(298.6)	461.8

Expired	(309.4)	290.4	(33.1)	473.3

Exercised	(431.6)	357.7	(57.6)	466.7

At December 31	990.6	451.1	1,899.3	405.4

Exercisable at December 31	135.8	297.9	165.2	468.7

Range of exercise prices for the Share Option Plan (pence per share)

		Options outstanding		Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	outstanding	contract life	exercise price	exercisable	exercise price

	‘000	years	pence	‘000	pence

2006:
290.4p-461.7p	575.7	6.9	405.9	130.2	290.4

461.8p-514.3p	414.9	8.1	513.7	5.6	473.3

	990.6	7.4	451.1	135.8	297.9

2005:
290.4p-461.8p	1,245.9	7.5	354.4	66.5	461.8

461.9p-514.3p	653.4	8.0	502.8	98.7	473.3

	1,899.3	7.7	405.4	165.2	468.7

Sharesave Scheme
During 2006, options were granted over 19,028 shares which will ordinarily be exercisable at an exercise price of 611.0p per share during the period June 1 to November 30, 2009 for the three year Scheme; June 1 to November 30, 2011 for the five year Scheme; and June 1 to November 30, 2013 for the seven year scheme. The weighted average fair value of each share option granted is £1.81 (£1.34, £1.43) ..

Hanson 2006 www.hanson.biz

Back to Contents

Hanson PLC – Company

VII)	Share-based payments continued

The following table illustrates the number and weighted average exercise prices of, and movements in, shares under option during the year in the Sharesave Scheme:

	2006	2006	2005	2005

		Weighted		Weighted
	Number	average	Number	average
	outstanding	exercise price	outstanding	exercise price

	‘000	pence	‘000	pence

At January 1	72.4	350.4	89.3	326.8

Granted	19.0	611.0	22.7	395.0

Forfeited	(4.2)	395.0	(2.7)	351.9

Exercised	(2.6)	428.0	(36.9)	320.6

At December 31	84.6	398.2	72.4	350.4

Exercisable at December 31	–	–	–	–

Range of exercise prices for the Sharesave Scheme (pence per share)

		Options outstanding		Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	outstanding	contract life	exercise price	exercisable	exercise price

	‘000	years	pence	‘000	pence

2006:
318.0p-328.0p	54.0	1.6	323.9	–	–

328.1p-611.0p	30.6	3.7	529.1	–	–

	84.6	2.4	398.2	–	–

2005
318.0p-323.0p	20.0	2.4	318.0	–	–

323.1p-428.0p	52.4	1.8	362.8	–	–

	72.4	2.0	350.4	–	–

The assumptions used to fair value the equity-settled options granted under the LTIP, Share Option Plan and Sharesave Scheme are included in note 5 of the group Annual Report and Form 20-F.

Other Schemes

At December 31, 2006 there were no options outstanding under Executive Share Option Schemes A and B.

The following tables illustrate the number and weighted average exercise prices of, and movements in, shares under option for the other schemes.

	2006	2006	2005	2005

		Weighted		Weighted
	Number	average	Number	average
	outstanding	exercise price	outstanding	exercise price

	‘000	pence	‘000	pence

Executive Share Option Scheme:
At January 1	11.0	331.3	24.0	331.3

Exercised	(3.0)	331.3	(13.0)	331.3

At December 31	8.0	331.1	11.0	331.3

Exercisable at December 31	8.0	331.1	11.0	331.3

Executive Share Option Schemes A and B:
At January 1	–	–	157.9	356.4

Exercised	–	–	(157.9)	356.4

At December 31	–	–	–	–

Exercisable at December 31	–	–	–	–

VIII)	Pensions and other post-employment medical plans

The employees of the Company participate in three group pension plans: the Hanson No 2 Pension Scheme, a funded defined benefit plan which provides benefits to certain current and former employees of the Company; the Hanson Industrial Pension Scheme, another defined benefit pension plan and the Hanson Industrial Pension Scheme, a defined contribution plan.

As it is not possible to separately identify the Company’s share of the Hanson Industrial Pension Scheme defined benefit plan, the Company accounts for this scheme on a defined contribution basis. Details of the entire net FRS 17 deficit position are disclosed below. The Company also contributes to the Hanson No 2 Pension Scheme, the details of which are disclosed in the accounts of Hanson Building Materials Limited.

Total contributions to all schemes in respect of the employees of the Company are £1.1m (£1.4m) .

From March 31, 2006, the Company has guaranteed the obligations of the Hanson Industrial Pension scheme. The net pension deficit under FRS17 was as follows:

	2006	2005

	£m	£m

Market value of scheme assets	1,179.3	1,093.9

Present value of scheme liabilities	(1,190.5)	(1,107.4)

Pension deficit	(11.2)	(13.5)

Deferred tax	4.7	4.1

Net FRS 17 pension deficit	(6.5)	(9.4)

Back to Contents

Hanson – the key facts
as at December 31, 2006

Operations*	Aggregates					Building products						Other

													Rail
						Concrete	Concrete						depots/marine
	Crushed	Sand and			Ready-mixed	pipe and	flooring and	Packed					wharves/cement
	rock	gravel	Asphalt	Marine	concrete	products	precast	products	Roofing		Brick	Cementitious	distribution	Recycling/
	quarries	quarries	plants	dredgers	plants	factories	concrete sites	sites	tile plants	Pavers	plants	products	terminals	landfill sites	Misc

North America
Alabama (AL)	–	–	–	–	–	10	–	–	–	–	–	–	–	–	–

Arizona (AZ)	–	7	3	–	14	3	–	–	1	–	–	–	–	–	1

Arkansas (AR)	–	1	–	–	–	4	–	–	–	–	–	–	–	–	–

California (CA)	8	8	9	4	20	6	–	–	2	–	–	1	9	13	3

Conneticut (CT)	–	–	–	–	–	1	–	–	–	–	–	–	–	–	–

Florida (FL)	–	–	–	–	–	10	–	–	5	3	–	1	–	–	–

Georgia (GA)	9	–	–	–	–	6	–	–	–	–	–	–	–	–	1

Illinois (IL)	7	3	–	–	–	–	–	–	–	–	–	–	–	–	1

Indiana (IN)	19	2	–	–	–	–	–	–	–	–	–	–	–	–	–

Kentucky (KY)	9	–	–	–	–	–	–	–	–	–	2	–	–	–	–

Louisiana (LA)	–	–	–	–	–	3	–	–	–	–	1	–	3	–	–

Maryland (MD)	–	–	–	–	–	2	–	–	–	–	–	–	–	–	–

Michigan (MI)	–	–	–	–	–	–	–	–	–	–	1	–	–	–	1

Minnesota (MN)	–	–	–	–	–	2	–	–	–	–	–	–	–	–	–

Mississippi (MS)	–	–	–	–	–	5	–	–	–	–	–	–	–	–	–

New Jersey (NJ)	–	4	–	–	–	–	–	–	–	–	–	–	1	–	–

New Mexico (NM)	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–

New York (NY)	18	10	19	–	15	–	–	–	–	–	–	–	–	–	1

North Carolina (NC)	9	2	–	–	–	–	–	–	–	–	3	–	–	–	1

Ohio (OH)	10	3	–	–	7	6	–	–	–	–	–	–	–	–	7

Oklahoma (OK)	1	–	–	–	–	1	–	–	–	–	–	–	–	–	–

Oregon (OR)	–	–	–	–	–	3	–	–	–	–	–	–	–	–	–

Pennsylvania (PA)	18	4	10	1	–	1	–	–	–	–	–	–	2	–	1

Rhode Island (RI)	–	–	–	–	–	1	–	–	–	–	–	–	–	–	–

South Carolina (SC)	6	2	–	–	–	1	–	–	–	–	3	–	–	–	–

South Dakota (SD)	–	–	–	–	–	1	–	–	–	–	–	–	–	–	–

Texas (TX)	7	10	–	–	–	18	–	–	1	–	5	–	7	–	–

Utah (UT)	–	–	–	–	–	1	–	–	–	–	–	–	–	–	–

Virginia (VA)	–	–	–	–	–	10	–	–	–	–	–	–	–	–	–

Washington (WA)	–	–	–	–	–	1	–	–	–	–	–	–	–	–	–

Ontario (Canada)	–	–	–	–	–	4	–	–	–	–	3	–	–	–	–

Quebec (Canada)	–	–	–	–	–	–	–	–	–	–	1	–	–	–	–

Mexico	1	1	–	–	–	–	–	–	–	–	–	–	1	–	–

Total	123	57	41	5	56	100	–	–	9	3	19	2	23	13	17

UK	47	49	46	13	242	13	5	17	–	1	19	8	21	–	4

Australia
Canberra	1	–	–	–	1	–	–	–	–	–	–	–	–	–	–

New South Wales	10	7	11	–	76	1	3	–	–	–	–	1	5	–	–

Northern Territory	–	–	2	–	3	–	–	–	–	–	–	–	–	–	–

Queensland	8	9	12	–	59	8	–	–	–	–	–	3	10	–	4

South Australia	2	2	1	–	9	–	–	–	–	–	–	–	1	–	–

Western Australia	6	1	2	–	26	–	–	–	–	–	–	–	–	1	–

Tasmania	1	1	–	–	11	2	–	–	–	–	–	1	–	–	2

Victoria	11	8	7	–	47	–	–	–	–	–	–	–	5	2	1

Total	39	28	35	–	232	11	3	–	–	–	–	5	21	3	7

Asia Pacific
Greater China	5	–	–	–	6	–	–	–	–	–	–	–	–	–	–

Malaysia	20	–	17	–	49	–	–	–	–	–	–	–	–	–	–

Singapore	–	–	1	–	–	–	1	–	–	–	–	–	–	–	–

Total	25	–	18	–	55	–	1	–	–	–	–	–	–	–	–

Continental Europe
Austria	1	3	–	–	–	–	–	–	–	–	–	–	–	–	–

Belgium	–	–	–	–	3	–	–	–	–	–	–	–	5	–	–

Czech Republic	4	4	1	–	–	–	–	–	–	–	–	–	–	–	–

France	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

Germany	3	4	–	–	–	–	–	–	–	–	–	–	–	1	–

Spain	8	7	–	–	27	–	–	–	–	–	–	–	–	–	–

The Netherlands	–	–	–	–	3	–	–	–	–	–	–	–	1	–	–

Israel	4	–	2	–	23	–	–	–	–	–	–	–	–	–	–

Total	20	18	3	–	56	–	–	–	–	–	–	–	6	1	–

Group Total	254	152	143	18	641	124	9	17	9	4	38	15	71	17	28

* Excluding joint-ventures and associates

Hanson 2006 www.hanson.biz

Back to Contents

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

Solely for the convenience of the reader, the Annual Report and Form 20-F contains translations of certain amounts in pounds sterling (“£”) or pence (“p”) into US dollars (“US dollars” or “$”) or cents (“c”). The translations of pounds sterling and pence to US dollars and cents appearing in the Annual Report and Form 20-F have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Bank of New York (the “noon buying rate”) on the date of the information so translated. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. On February 19, 2007 the noon buying rate was $1.9499 per £1. For additional information on exchange rates between the pound sterling and the US dollar, see “Exchange Rates” on page 128 of the Annual Report and Form 20-F.

Each of Hanson, Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe (as such expressions are referred to in the Annual Report and Form 20-F) is either a holding company or divisional entity, and does not itself carry out any of the business activities described on page 58 of the Annual Report and Form 20-F.	References to ‘we’, ‘our’ or ‘us’, unless the content otherwise requires, is, in the context of a description of the group’s businesses, operational activities or liabilities, a reference to those of the relevant subsidiary company. References to Hanson or the Company should, where appropriate, be construed as a reference to the group or one or more of the Company’s subsidiaries.

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

Front cover Top left: Gary Bell Top right: Thomas Matarazzo Middle left: Myrna Wise Middle centre: Frans Kooy Middle right: Brendan Hambridge Bottom left: Leroy Price Bottom right: Ruth Coulson

All paper used in the production of this report is recyclable and bio-degradable. The cover and pages 1-56 were manufactured under ISO 9002 and ISO 14001 environmental accreditation.
Pages 57-140 were manufactured under ISO 9706 and ISO 14001 environmental accreditation.

Design by Black Sun plc www.blacksunplc.com
Main photography by Mike Abrahams
Printed by St Ives Westerham Press under ISO 14001 environmental accreditation

Shareholder contact information Ordinary shares: Lloyds TSB Registrars Shareholder Services The Causeway Worthing West Sussex BN99 6DA UK

UK investors Tel 0870 600 0632 Fax 0870 600 3980

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

Lloyds TSB Registrars Shareview Dealing The Causeway Worthing West Sussex BN99 6DA UK Tel 0870 850 0852 www.shareview.co.uk/dealing

Hanson PLC contacts Company Secretary Paul Tunnacliffe E-mail paul.tunnacliffe@hanson.biz

Investor Relations Nick Swift E-mail nick.swift@hanson.biz

www.hanson.biz

Back to Contents

Hanson PLC 1 Grosvenor Place London SW1X 7JH Tel +44 (0) 20 7245 1245 Fax +44 (0) 20 7235 3455	www.hanson.biz For the latest news and investor information on Hanson PLC, please visit our website.

Back to Contents

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

HANSON PLC

By:	/s/ Graham Dransfield
Name:	Graham Dransfield
Title:	Legal Director

Date: March 1, 2007

Back to Contents

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of Hanson PLC (incorporated by reference to Exhibit 1.1 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2005).

2.1	Deposit Agreement, dated as of October 14, 2004, among Hanson PLC, Citibank, N.A. as depositary and the holders from time to time of the ADRs issued thereunder (incorporated by reference to Exhibit 1 to Hanson PLC’s Report on Form 6-K filed on November 10, 2003).

2.2	Indenture dated as of September 27, 2000 among Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Old Hanson’s Registration Statement No. 333-12510 on Form F-3).

2.3	Indenture dated as of March 18, 2003 among Hanson Australia Funding Limited, Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to Old Hanson’s Registration Statement No. 333-98517 on Form F-3).

2.4	First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.3 hereof, among Old Hanson, Hanson PLC and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.5 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2003).

2.5	Form of Indenture among Hanson Finance America, Inc., Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to Old Hanson’s Registration Statement No. 333-98517 on Form F-3).

2.6	First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.5 hereof among Hanson Australia Funding Limited, Old Hanson, Hanson PLC and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.7 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2003).

2.7	Form of Indenture dated August 16, 2006 between Hanson PLC and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Hanson PLC’s Registration Statement No. 333-136396 on Form F-3).

2.8	Hanson hereby agrees to furnish the Commission, upon its request, copies of any instruments that define the rights of holders of long-term debt of Hanson and its subsidiaries that are not filed as exhibits to the Annual Report and Form 20-F.

4.1	Form of Demerger Agreement, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.7 to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.2	Form of Indemnification Agreement, between Old Hanson and Millennium (incorporated by reference to Exhibit 10.8 to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.3	Form of Tax Sharing and Indemnification Agreement, between Old Hanson, Hanson Overseas Holdings Ltd. and Millenium (incorporated by reference to Exhibit 10.9(b) to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.4	Form of Deed of Tax Covenant, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.9(b) to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.5	Amendment to the Deed of Tax Covenant, dated January 28, 1997 (incorporated by reference to Exhibit 3.1(e) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1998).

4.6	Agreement, dated August 28, 1996 among Imperial, Old Hanson, J. Henry Schroder & Co. Ltd and certain other parties (incorporated by reference to Exhibit 3.2(a) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.7	Deed, dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(b) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.8	Demerger Agreement dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(c) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.9	Form of Demerger Agreement between Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.2 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.10	Form of Deed between Old Hanson and Rollalong Ltd (incorporated by reference to Exhibit 3.3 to Energy’s Registration Statement on Form 20-F (SEC File No. 1- 14576)).

4.11	Form of Indemnification Agreement between Old Hanson and the Energy Group (incorporated by reference to Exhibit 3.4 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.12	Form of Tax Sharing and Indemnification Agreement among Old Hanson, Cavenham, The Energy Group and Gold Fields American Corporation (incorporated by reference to Exhibit 3.5 to Energy’s Registration Statement on Form 20-F (SEC File No. 1- 14576)).

4.13	Form of Peabody Acquisition Agreement among US Holdings, Inc., GFAC International Holdings Inc. ( GFAC ), Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.6 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-145476)).

8.1	Principal subsidiary undertakings (incorporated by reference to list of principal subsidiary undertakings on page 137 in the Annual Report and Form 20-F).

12.1	Certification of Alan J. Murray filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Paviter S. Binning filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Alan J. Murray furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350.

13.2	Certification of Paviter S. Binning furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350.

14.1	Consent of Independent Registered Public Accounting Firm.