Form 20-F/A
period 2006-12-31
HANSON PLC
filed 2007-03-06
CIK 1265725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F/A
(Amendment No. 1)

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

Explanatory Note

This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed by Hanson PLC (the “Registrant”) as Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (“Form 20-F”). This Form 20-F/A is filed solely for the purpose of correcting a typographical error contained in Exhibit 14.1 (Consent of Independent Registered Public Accounting Firm) to the Form 20-F. The date was incorrectly presented as March 1, 2007 and should have been February 22, 2007.

The signed consent provided to us by Ernst & Young LLP is dated February 22, 2007.

This Form 20-F/A does not, amend, update or restate the information in any other item of the Form 20-F as originally filed on March 1, 2007, or reflect any events that have occurred after the original filing of the Form 20-F.

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of Hanson PLC (incorporated by reference to Exhibit 1.1 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2005).

2.1	Deposit Agreement, dated as of October 14, 2004, among Hanson PLC, Citibank, N.A. as depositary and the holders from time to time of the ADRs issued thereunder (incorporated by reference to Exhibit 1 to Hanson PLC’s Report on Form 6-K filed on November 10, 2003).

2.2	Indenture dated as of September 27, 2000 among Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Old Hanson’s Registration Statement No. 333-12510 on Form F-3).

2.3	Indenture dated as of March 18, 2003 among Hanson Australia Funding Limited, Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to Old Hanson’s Registration Statement No. 333-98517 on Form F-3).

2.4	First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.3 hereof, among Old Hanson, Hanson PLC and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.5 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2003).

2.5	Form of Indenture among Hanson Finance America, Inc., Old Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to Old Hanson’s Registration Statement No. 333-98517 on Form F-3).

2.6	First Supplemental Indenture dated as of February 10, 2004 to the Indenture referred to in Exhibit 2.5 hereof among Hanson Australia Funding Limited, Old Hanson, Hanson PLC and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.7 to Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2003).

2.7	Form of Indenture dated August 16, 2006 between Hanson PLC and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Hanson PLC’s Registration Statement No. 333-136396 on Form F-3).

2.8	Hanson hereby agrees to furnish the Commission, upon its request, copies of any instruments that define the rights of holders of long-term debt of Hanson and its subsidiaries that are not filed as exhibits to the Annual Report and Form 20-F.

4.1	Form of Demerger Agreement, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.7 to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.2	Form of Indemnification Agreement, between Old Hanson and Millennium (incorporated by reference to Exhibit 10.8 to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.3	Form of Tax Sharing and Indemnification Agreement, between Old Hanson, Hanson Overseas Holdings Ltd. and Millenium (incorporated by reference to Exhibit 10.9(b) to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.4	Form of Deed of Tax Covenant, between Old Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.9(b) to Millenium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

4.5	Amendment to the Deed of Tax Covenant, dated January 28, 1997 (incorporated by reference to Exhibit 3.1(e) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1998).

4.6	Agreement, dated August 28, 1996 among Imperial, Old Hanson, J. Henry Schroder & Co. Ltd and certain other parties (incorporated by reference to Exhibit 3.2(a) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.7	Deed, dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(b) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.8	Demerger Agreement dated August 28, 1996 between Old Hanson and Imperial (incorporated by reference to Exhibit 3.2(c) to Old Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.9	Form of Demerger Agreement between Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.2 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.10	Form of Deed between Old Hanson and Rollalong Ltd (incorporated by reference to Exhibit 3.3 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.11	Form of Indemnification Agreement between Old Hanson and the Energy Group (incorporated by reference to Exhibit 3.4 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.12	Form of Tax Sharing and Indemnification Agreement among Old Hanson, Cavenham, The Energy Group and Gold Fields American Corporation (incorporated by reference to Exhibit 3.5 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

4.13	Form of Peabody Acquisition Agreement among US Holdings, Inc., GFAC International Holdings Inc. ( GFAC ), Old Hanson and The Energy Group (incorporated by reference to Exhibit 3.6 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-145476)).

8.1	Principal subsidiary undertakings (incorporated by reference to list of principal subsidiary undertakings on page 137 in the Annual Report and Form 20-F).

12.1	Certification of Alan J. Murray filed pursuant to 17 CFR 240.13a-14(a).*

12.2	Certification of Paviter S. Binning filed pursuant to 17 CFR 240.13a-14(a).*

13.1	Certification of Alan J. Murray furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350.*

13.2	Certification of Paviter S. Binning furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350.*

14.1	Consent of Independent Registered Public Accounting Firm.**

* Filed on March 1, 2007 with the original filing of the Form 20-F.

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report for the fiscal year ended December 31, 2006 on its behalf.

HANSON PLC

By:	/s/ Graham Dransfield
Name:	Graham Dransfield
Title:	Legal Director

Date: March 6, 2007